Form 20-F
period 2004-12-31
TELVENT GIT S A
filed 2005-05-13
CIK 1257803

As filed with the Securities and Exchange Commission on May 13, 2005

United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 000-50991

TELVENT GIT, S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

KINGDOM OF SPAIN
(Jurisdiction of incorporation of organization)

Valgrande, 6
28108, Alcobendas, Madrid, Spain
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares, €3.00505 par value per share	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares, €3.00505 par value per share:	29,247,100 (as of December 31, 2004)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑

Page
INTRODUCTION	1

PART I	2
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3. KEY INFORMATION	2
ITEM 4. INFORMATION ON THE COMPANY	17
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	58
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	64
ITEM 8. FINANCIAL INFORMATION	67
ITEM 9. THE OFFER AND LISTING	71
ITEM 10. ADDITIONAL INFORMATION	72
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	87
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	89

PART II	89
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	89
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	90
ITEM 15. CONTROLS AND PROCEDURES	90
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	90
ITEM 16B. CODE OF ETHICS	91
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	91
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	92
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	92

PART III	93
ITEM 17. FINANCIAL STATEMENTS	93
ITEM 18. FINANCIAL STATEMENTS	93
ITEM 19. EXHIBITS	93

SIGNATURES	95
EX-4.4 Credit Agreement Amendment
EX-4.11 Lease Contract
EX-4.12 Commercial Lease Agreement
EX-4.13 Lease Contract
EX-4.14 Commercial Lease Agreement
EX-4.15 Lease Agreement for Premises
EX-4.16 Lease of Office Space
EX-4.17 Lease Agreement
EX-4.18 Leasehold Contract
EX-4.19 Real Property Purchase Contract
EX-4.20 Leasing Agreement
EX-4.21 Lease
EX-4.22 Notarial Certificate and Lease
EX-8.1 Significant Subsidiaries of Telvent
EX-12.1 Certification pursuant to Rule 13a-14(a)
EX-12.2 Certification pursuant to Rule 13a-14(a)
EX-13.1 Certification
EX-13.2 Certification

i

INTRODUCTION

Presentation

     We have prepared the audited consolidated financial statements included in this annual report (the “Consolidated Financial Statements”) in accordance with accounting principles generally accepted in the United States of America, which we refer to as U.S. GAAP. However, references to our core revenues and five-year selected consolidated financial data are, unless the context otherwise requires, reported in accordance with accounting principles generally accepted in Spain, or Spanish GAAP. Backlog is calculated using revenue amounts determined in accordance with Spanish GAAP.

References

     Unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires; (2) “Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires; (3) “the Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries; (4) “shares” and “ordinary shares” refer to our ordinary shares; (5) all references to “U.S. Dollars,” “dollars,” “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union; (6) all references to the “NMS Division of Metso” refer to Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions Inc., which we acquired on January 31, 2003 and were renamed Telvent Canada Ltd. (“Telvent Canada”) and Telvent USA Inc. (“Telvent USA”) respectively; (7) all references to “WBU-Xwave” refer to the western business unit of Xwave Solutions Inc., which we acquired on July 31, 2004; (8) all references to “Miner & Miner” refer to Miner and Miner Consulting Engineers, Incorporated, in which we acquired a 70% interest on December, 10, 2004 and (9) all references to “ICX” refer to ICX Sistemas S.A., which we acquired on May 21, 2004. All references to “Latin America” include Mexico and all references to “North America” refer to the United States and Canada.

Initial Public Offering

     We undertook an initial public offering of our shares pursuant to a Registration Statement on Form F-1 dated October 21, 2004 (our “Registration Statement” and our “IPO”). Our ordinary shares are now quoted on the Nasdaq National Market under the symbol “TLVT”; they are not listed on any other exchange or otherwise quoted for trading in Spain.

Cautionary Statement Regarding Forward-Looking Statements

     Many statements in this Form 20-F contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographic areas;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint venture partners and investments.

     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.       KEY INFORMATION

A.       SELECTED FINANCIAL DATA

Selected Consolidated Financial Data

The following information contains selected consolidated financial data for fiscal years 2002-2004 prepared in accordance with U.S. GAAP, and for fiscal years 2000-2004 prepared in accordance with Spanish GAAP. The U.S. GAAP consolidated financial data and the Spanish GAAP consolidated financial data are not readily comparable. The differences between U.S. GAAP and Spanish GAAP could be significant and the effect of these differences may be material, individually or in the aggregate.

U.S. GAAP

The selected consolidated statement of operations data for fiscal years 2004, 2003 and 2002 and the consolidated balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our audited consolidated financial statements and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements were prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below in conjunction with the “Operating and Financial Review and Prospects” section included elsewhere in this annual report.

	Year Ended December 31,
	2004 (1)	2004	2003 (2)	2002
		(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues (3)	$423,159	€312,571	€257,732	€219,435
Cost of revenues (3)	332,464	245,578	202,149	180,752

Gross profit	90,695	66,993	55,583	38,683

General and administrative	29,034	21,446	18,807	18,536
Sales and marketing	13,698	10,118	9,091	3,705
Research and development	14,973	11,060	11,278	5,772
Depreciation and amortization	10,700	7,904	5,943	3,116
Impairment charges (4)	—	—	1,589	2,290

Total operating expenses	68,405	50,528	46,708	33,419

Income from operations	22,290	16,465	8,875	5,264
Financial income (expense), net (5)	(3,131)	(2,313)	(4,381)	(1,463)
Other (expense) income, net	119	88	(665)	34

Total other (expense)	(3,012)	(2,225)	(5,046)	(1,429)

Income before income taxes	19,278	14,240	3,829	3,835
Income tax expense (benefit)	6,429	4,749	(809)	(1,210)

Net income before minority interest	12,849	9,491	4,638	5,045
Net loss (profit) attributable to minority interest	885	654	(124)	(374)

Net income	$13,734	€10,145	€4,514	€4,671

Dividends per share (6)	$—	€—	€0.31	€0.42
Basic and diluted net income per share (7)	$0.64	€0.47	€0.23	€0.23
Weighted average number of shares outstanding (7)	21,776	21,776	20,000	20,000

	As of December 31,
	2004 (1)	2004	2003	2002
		(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$109,001	€80,515	€27,735	€32,731
Restricted cash (8)	10,868	8,028	—	49,681
Total assets	498,821	368,460	316,504	335,708
Net related party credit line balance (9)	28,148	20,792	(6,740)	(52,743)
Short-term debt	25,381	18,748	24,186	18,264
Long-term debt (10)	35,311	26,083	34,617	19,378
Shareholders’ equity	184,078	135,971	60,333	61,193

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the December 31, 2004 noon buying rate of U.S. $1.3538 to € 1.00.

(2)	Financial results for the year ended December 31, 2003 include eleven months of results of operations of Telvent Canada and Telvent USA, which we acquired on January 31, 2003.

(3)	During 2003, we implemented the requirements of FIN 46-R, “Consolidation of Variable Interest Entities’’ for those variable interest entities that had been created after January 31, 2003. As a result of this implementation, we recorded additional revenues and cost of revenues relating to other venturers of € 3.7 million for the year ended December 31, 2003. As of January 1, 2004, we extended the implementation of FIN 46-R to those variable interest entities that had been created prior to February 1, 2003 and to those remaining joint ventures created after January 1, 2004. The effect of this implementation was to consolidate certain entities managed under joint venture agreements for 2004. The effect of this consolidation for the year ended December 31, 2004, resulted in additional revenues of € 30.8 million relating to other venturers and additional cost of revenues of € 30.7 million relating to other venturers. The financial statements of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

(4)	Impairment charges in 2003 and 2002 relate to some of our minority investments. We sold these investments in August 2004.

(5)	Financial income (expense), net in 2003 reflects, among other things, € 1.9 million of expense related to the cost of guarantees in connection with one of our minority investments. We sold this investment in June 2004. See Note 6 to our Consolidated Financial Statements.

(6)	Prior to our IPO, as a subsidiary of Abengoa we distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. See “Item 8 — Other Financial Information – Dividends.”

(7)	Assumes that our 200 to 1 stock split occurred as of the beginning of each period presented. For purposes of the earnings per share (EPS) calculation, we used 20,000,000 weighted average number of shares outstanding for the years ended December 31, 2003 and 2002, and 21,775,752 for the year ended December 31, 2004. The increase in number of shares outstanding in 2004 is due to the capital increase from our IPO and from the exercise of underwriters' partial exercise of their overallotment option.

(8)	Restricted cash at December 31, 2002 consists of the cash collateral account we maintained to provide credit support in connection with a guarantee relating to a minority investment. The collateral account was no longer required as of July 2003. At December 31, 2004, there are deposits amounting to € 8,028, which constitute a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party which thereby releases the Company’s obligation.

(9)	Net related party credit line balance consists of the net amount of our loans to Abengoa (€ 44.3 million as of December 31, 2002, € 50.2 million as of December 31, 2003 and € 23.0 million as of December 31, 2004) and our borrowings from Abengoa (€ 97.0 million as of December 31, 2002, € 57.0 million as of December 31, 2003 and € 2.2 million as of December 31, 2004). See Item 7.B— “Related Party Transactions” and Note 22 to our Consolidated Financial Statements.

(10)	Long-term debt consists of long-term debt plus the current portion of long-term debt as presented in the consolidated balance sheet.

Spanish GAAP

     Our selected consolidated statement of operations data for fiscal years 2004, 2003, 2002, 2001, and 2000 and the consolidated balance sheet data as of December 31, 2004, 2003, 2002, 2001 and 2000 presented below are derived from our Spanish GAAP consolidated financial statements, all of which have been audited, except for 2004. Consolidated financial statements for the year 2004 have been prepared and audited under U.S. GAAP.

	For the Year Ended December 31,
	2004 (1)	2004	2003 (2)	2002	2001 (3)	2000 (3) (4)
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Core revenues (5)	$365,965	€270,324	€268,036	€211,049	€319,813	€344,560
Other operating revenues	45,528	33,630	27,718	14,768	16,775	27,268

Total operating revenues	411,493	303,954	295,754	225,817	336,588	371,828
Operating expenses:
Goods purchased	146,839	108,464	136,657	106,729	167,869	227,609
Personnel expenses	112,933	83,419	59,359	49,189	65,706	59,909
Depreciation and amortization	25,273	18,668	17,391	8,113	11,099	7,128
Other operating expenses	100,193	74,009	67,423	51,365	81,094	64,014

Total operating expenses	385,238	284,560	280,830	215,396	325,768	358,660

Income from operations	26,255	19,394	14,924	10,421	10,820	13,168
Amortization of goodwill	(1,277)	(943)	(904)	—	—	—
Financial income (expense), net	(9,249)	(6,832)	(6,766)	(1,165)	(3,634)	1,220
Extraordinary income (expense), net	6,458	4,770	16	(756)	(2,315)	7,056

Total other income (expense)	(4,068)	(3,005)	(7,654)	(1,921)	(5,949)	8,276

Income before income taxes	22,187	16,389	7,270	8,500	4,871	21,444
Income tax (benefit) expense	5,132	3,791	167	(2,699)	1,642	6,034
Minority interest	757	559	(79)	(157)	609	(102)

Net income	$17,812	€13,157	€7,024	€11,042	€3,838	€15,308

Dividends per share (6)	—	—	€0.31	€0.42	€0.14
Basic and diluted net Income per share (7)	$0.82	€0.60	€0.35	€0.55	€0.19
Weighted average number of shares outstanding (7)	21,776	21,776	20,000	20,000	20,000

	As of December 31,
	2004 (1)	2004	2003	2002	2001 (3)	2000 (3) (4)
				(In thousands)
Consolidated Balance Sheet Data: (8)
Cash	$20,937	€15,465	€28,356	€33,364	€15,863	€29,624
Total assets	447,263	330,376	309,275	327,298	195,390	258,202
Total long-term obligations	33,263	24,570	35,940	26,335	12,146	2,302
Shareholders’ equity	184,983	136,640	59,990	61,183	59,987	42,901

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the December 31, 2004 noon buying rate of U.S. $ 1.3538 to € 1.00.

(2)	Financial results for the year ended December 31, 2003 include eleven months of results of operations of Telvent Canada and Telvent USA, which we acquired on January 31, 2003. Financial results for 2003 include the results of Telvent Housing and Telvent Portugal, which we acquired from Abengoa on December 30, 2002. The assets and liabilities of Telvent Housing, S.A. ("Telvent Housing") and Telvent Portugal, S.A. ("Telvent Portugal") are included in the 2002 consolidated balance sheet data.

(3)	Financial results for 2000 and 2001 include the results of operations of Abentel Telecomunicaciones, S.A, which had total operating revenues of € 132.1 million in 2001 and was sold to Abengoa on December 21, 2001.

(4)	Fiscal year 2000 information reflects the financial information of Sociedad Anónima de Instalaciones de Control (Sainco), the predecessor of our subsidiary Telvent Energía y Medio Ambiente S.A. Per share information is excluded for the year 2000, as it is not applicable.

(5)	Core revenues consist of all types of revenue recognized under Spanish GAAP that are also recognized as revenue under U.S. GAAP.

(6)	Prior to our IPO, as a subsidiary of Abengoa we distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. See “Item 8 — Other Financial Information – Dividends.”

(7)	Assumes that our 200 to 1 stock split occurred as of the beginning of each period presented. Therefore for purposes of the EPS calculation, we used 20,000,000 weighted average number of shares, outstanding for the years ended December 31, 2003 and 2002, and 21,775,752 for the year ended December 31, 2004. The increase in number of shares outstanding in 2004 is due to the capital increase from our IPO and from the underwriters' partial exercise of their overallotment option.

(8)	Related party information is not presented in our presentation of financial information in accordance with Spanish GAAP because related party information is not included as a recognized line item pursuant to the formatting of financial statements for Spanish GAAP purposes.

Exchange Rate Information

     We report our results of operations in Euros. The following table provides, for the periods and dates indicated, information concerning the noon buying rate for the Euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Average figures reflect the average of the noon buying rates on the last day of each month during the relevant period.

	U.S. Dollars per Euro		Euros per U.S. Dollar
	Rate at		Rate at
Year Ended December 31,	Period End	Average	Period End	Average
2000	0.9388	0.9232	1.0652	1.0832
2001	0.8901	0.8952	1.1235	1.1171
2002	1.0485	0.9454	0.9537	1.0578
2003	1.2597	1.1321	0.7938	0.8833
2004	1.3538	1.2438	0.7387	0.7459

     For the six full months preceding the date of this annual report, the high and low exchange rates were as follows:

	U.S. Dollars per Euro		Euros per U.S. Dollar
Month	High	Low	High	Low
November 2004	1.3288	1.2703	0.7872	0.7526
December 2004	1.3625	1.3224	0.7562	0.7339
January 2005	1.3476	1.2954	0.7720	0.7421
February 2005	1.3274	1.2773	0.7829	0.7533
March 2005	1.3465	1.2877	0.7766	0.7427
April 2005	1.3093	1.2819	0.7803	0.7638

     On May 11, 2005, the most recent practicable date for this purpose, the exchange rate for the conversion of U.S. Dollars into Euros was 0.7811, and the exchange rate for the conversion of Euros into U.S. Dollars was 1.2803.

     Unless otherwise noted or the context otherwise requires, all convenience translations from Euros to U.S. Dollars and from U.S. Dollars to Euros in this annual report were made at a rate of U.S. $1.3538 to € 1.00 and U.S. $1.00 to € 0.7387, respectively, both calculated using the noon buying rate in effect as of December 31, 2004. We make no representation that any Euro or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

B.      CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.      REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.      RISK FACTORS

     Many factors could affect our business, financial condition or results of operations. We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions. The principal risks are described below.

Risks Relating To Our Business

Our business is exposed to the risk that adverse economic conditions, particularly in Europe, will reduce the demand for information technology services and solutions.

     Demand for information technology services is dependent on customers’ operations, budgets and overall financial condition. Therefore, demand for our services is highly sensitive to changes in general economic conditions and consolidation among our target customers in our core sectors. In particular, we are sensitive to economic conditions in our Energy and Traffic sectors, which constituted 76.2% of our 2004 revenues. Generalized or localized downturns or inflationary pressures in Europe, North America, Latin America or China could also have an adverse effect on our business and financial condition. This is particularly true in Europe, where 58.5% of our revenues were generated during 2004. As much of our business activity is highly concentrated in Spain, our business and financial condition is largely dependent upon economic conditions in Spain. In addition, if worldwide adverse economic conditions continue or worsen, our expected growth will be adversely affected.

We are particularly sensitive to risks relating to the uncertainties inherent in government and state-owned company contracts, especially in Europe.

     A substantial percentage of our revenue derives from services we provide as a contractor and subcontractor on various projects with governmental entities, including state-owned companies. In 2004, 43.2% of our revenues were derived from services we provided to governmental entities. Our Traffic, Transport and Environment sectors are particularly dependent upon contracts with governmental entities and state-owned companies. Although a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, governments normally reconsider the funding of these projects on an annual (or more frequent) basis, particularly in the United States. Generally, these governmental entities may change the scope of, or terminate or delay these projects at their convenience. In particular, 26.2% of our 2004 revenues came from contracts or subcontracts with European governmental entities. The termination of, or a major reduction in the scope of, a major government project could have a material adverse effect on our results of operations and financial condition. In addition, economic or political instability in any of the countries in which we operate, particularly in Latin America and China, can impact government expenditures on infrastructure projects and, accordingly, could have a material adverse effect on our ability to achieve growth in those geographic areas.

We may not be able to manage effectively our expanding operations or integrate our acquired businesses successfully, which may impede our growth or negatively impact our performance.

     We grew rapidly in 2003 and 2004, and we intend to use a significant portion of the proceeds from our IPO to fund further acquisitions. Such growth has placed and will place a significant strain on our managerial and operational resources. To accommodate our growth and future acquisitions, and fulfil our obligations as a U.S. reporting company, we must implement new or upgraded operating and financial systems, procedures and controls throughout many different locations, including processes to address internal controls, trade barriers and receivables collection. The success of any acquisitions we make will also depend on our ability to integrate personnel and acquired assets. These efforts may not be successful. This risk is heightened because we envision making acquisitions outside of Spain, even though much of our management and central operations are based in Spain. Our failure to expand and integrate these systems and procedures efficiently could cause our expenses to grow and our revenues to decline or grow more slowly than expected. Our inability to successfully integrate any businesses we acquired would cause us not to realize the degree or timing of benefits we expected and would impair our ability to achieve our growth strategy.

We may not be able to develop real-time process outsourcing programs in the manner we anticipate, which may restrict our growth opportunities.

     One of our growth strategies is to develop real-time process outsourcing programs in response to a trend among our customers to outsource sector-specific process operations. We have only recently started to develop and market these programs and we may not be successful in developing them in the manner we anticipate, or our customers may elect not to outsource these functions to the extent that we anticipate. If either or both of these occur, our growth opportunities and future operating results may be adversely affected.

We may incur financial risk in connection with “Build-Operate-Transfer” programs.

     “Build-Operate-Transfer” projects represent one method of financing a real-time process outsourcing program. A typical component of these “B-O-T” programs is a requirement to fund a portion of the equity investment required to construct the project in exchange for the right to operate a portion of the project (such as a toll system) for a fee over the life of the project. This exposes us to the risks inherent in an equity investment in a technological project, including the risks of integration delays and cost overruns, and could require us to incur indebtedness or obtain financing in order for us to be able to fund our required equity investment, which could increase our leverage and adversely affect our financial condition and results of operations. We have not yet made an equity investment in a “B-O-T” project. We anticipate that we will invest some of the proceeds that we received from our IPO in “B-O-T” projects.

We may not be able to successfully extend our sales of our solutions into our other geographic areas, which may impede our growth.

     Part of our growth strategy is predicated on extending our sales in the Energy, Traffic, Transport and Environment sectors to all of the geographic areas in which we currently operate. There are unique challenges in each geographic location in which we operate, and extending the geographical reach of our sectors may be more difficult than we anticipate. In addition, in certain of our sectors (particularly Traffic and Transport), customers are local in nature and so to extend our sectors into new geographic areas we will need to develop relationships with new customers. To the extent that we are unable to do so, we may not be able to implement our growth strategy.

We may face adverse effects from investigations of our parent, four of its directors and its general counsel, its majority shareholder, and our chairman and chief executive officer.

     In October 2003, the Audiencia Nacional in Spain announced that it had begun a criminal investigation into the role of Abengoa’s majority shareholder, Inversión Corporativa I.C., S.A., and four directors of Abengoa, including its chairmen, in a series of transactions resulting in our purchase of our initial 3.71% interest in Xfera Móviles S.A., a start-up stage third generation mobile telephony company. We believe this investigation focuses on whether the Xfera transaction improperly benefited Inversión Corporativa at the expense of Abengoa’s minority shareholders. In September 2004, we learned that the Audiencia Nacional had extended the criminal investigation into the roles of our chairman and chief executive officer, Manuel Sánchez Ortega, and of the general counsel of Abengoa who also served as the secretary to the board of directors of Telvent from October 2000 to April 2004. We believe the investigation involving our chairman and chief executive officer focuses on his role in connection with our acquisition of the Xfera interest in December 2002 and in particular concerns whether, as our chief executive officer at the time we acquired the interest in Xfera, he cooperated with the directors of Abengoa to complete the transaction by not providing information to our board of directors that would be adequate for our board to make an informed and independent decision regarding the acquisition of the Xfera interest. The CNMV, the Spanish stock market regulator, opened an investigation in January 2003 that focuses on whether an agreement between Abengoa and its majority shareholder in October 2000 constituted a “relevant fact” that should have been communicated to the CNMV.

     These investigations and inquiries are pending (although the CNMV investigation has been suspended pending resolution of the Audiencia Nacional proceeding) and we cannot predict their outcomes, nor can we predict the time in which these investigations and inquiries will be resolved, including with respect to our chairman and chief executive officer. These investigations and inquiries could have a material adverse effect on our business because they could divert the attention of our chairman and chief executive officer and other members of our management team. If the outcomes of any of these investigations and inquiries are adverse, or if any of these investigations and inquiries are protracted, they could have a material adverse effect on the ability of our chairman and chief executive officer to exercise his duties, indirectly have a material adverse effect on our financial condition, results of operations and prospects or, at a minimum, create a negative impression of us in the stock market or with our customers or cause our share price to decline. Further, to the extent there is an adverse finding against our chairman and chief executive officer in the Audiencia Nacional proceeding, he might be formally accused of criminal wrongdoing and could face criminal charges in a criminal trial. To the extent of an adverse finding in such a criminal trial, our chairman and chief executive officer could face various penalties including incarceration, fines or an inability to hold office in a public corporation.

     On March, 31, 2005 Manuel Sánchez Ortega, our Chairman and Chief Executive Officer, received a notice from the Audiencia Nacional judge that the prosecutor in the matter would have 30 days either to formally proceed to accuse any of the persons involved in the investigation, including Mr. Sánchez, among others; to ask for new evidence; or to decline to bring further proceedings against any of the persons involved in the investigation. Mr. Sánchez has informed us that he has timely appealed the judge’s determination, and that his appeal was denied. He has further informed us that he intends to timely file a second appeal. Although the prosector’s 30-day deadline has expired, he still would be permitted to take any of the actions noted above.

     In addition, our Vice President of Business Development and Investor Relations is, along with our chairman and chief executive officer, also one of the two joint directors of Telvent Investments, the Abengoa entity that currently holds the interest in Xfera, and therefore he might also need to devote attention to these matters.

We may need additional capital, which, if we can obtain it, could cause us to take steps that could dilute the value of our shareholders’ investments, increase our indebtedness, or both.

     Our credit arrangement with Abengoa is one of our primary sources of borrowed capital for our working capital or other needs and permit us to request to borrow up to € 45.0 million for a period not to exceed one year. Abengoa may, at its option, elect not to lend us funds under this arrangement. In addition, Abengoa currently provides us with credit support in connection with some of our performance bonds and some of our lending arrangements and also periodically guarantees our lines of credit and our trade letters of credit with respect to some of our projects. Any refusal or inability of Abengoa to provide us with funding under the credit arrangement or to provide us with guarantees or credit support, because of financial constraints on Abengoa or otherwise, could significantly curtail our ability to access short-term capital and could have a material adverse effect on us. We may require additional cash resources due to changed business conditions or other future developments, including any joint ventures, investments or acquisitions we may decide to pursue. If the resources available to us are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit arrangements. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. In addition, we cannot be certain that any additional financing will be available in amounts or on terms acceptable to us, if at all.

We may not be able to implement appropriate hedging strategies to protect against future movements in currency rates between the Euro and the U.S. Dollar, which may adversely affect our results of operations.

     We are exposed to foreign exchange risk arising from various currency exposures. In 2004, a majority of our revenues were recorded in Euros, and the remainder was recorded in U.S. Dollars and in other currencies. If we fail to adequately hedge any of our foreign currency risk, we could be exposed to adverse foreign exchange rate changes, which could have a material adverse effect on our results of operations and financial condition.

Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.

     In certain market sectors, we depend on alliances and value-added reseller relationships to generate sales and manage existing projects. In China, we have an agreement with Open Systems Control, Inc. which is exclusive in some sectors, to provide information technology and project related services to the oil and gas, electric and water utility sectors of the economy. We have similar agreements in India with Larson & Tubro and in Turkey with Sistem Yazilim Tasarim Sanayi Ve Ticaret A.S. (SYS), among others. These agreements are for renewable one-year terms and are terminable upon notice. If these relationships are not successful or the agreements are not renewed under favorable terms, our business and growth in those countries could be negatively affected.

Problems with third-party technology suppliers could create delays in our delivery of products and systems to our customers.

     Some of our software products and systems use sub-products supplied by other technology companies such as operating systems databases, protocols, interfaces, middleware and graphics engines. In these cases we have long term agreements, usually under a royalty scheme, to embed these third-party products and functionalities in our products and systems. If we are not successful in maintaining these agreements, we could encounter delays in our ability to deliver promised functionality to our customers while we investigate and install substitute technologies in our products. These delays could adversely affect our business.

The failure of our mission-critical information technology solutions or our customers’ systems could expose us to liability.

     We provide real-time information management product and service solutions for our customers’ applications that monitor and control mission-critical operational and management functions. In some cases, these systems protect product inventories from problems such as theft, leakage or spills and protect the environment and public safety. Some of our solutions also minimize outage and waste issues. If a customer system experienced a critical failure or outage as a direct result of a defect in our products, whether those products are our own or those portions of the product supplied through integrated technology partners, we may be subject to claims for injuries or other damages. Our insurance may not be sufficient or may not apply to any exposure we have resulting from this type of product failure.

Because we have not yet implemented the SEC’s new requirements with respect to internal controls over financial reporting, we might not be aware of weaknesses in our internal controls over financial reporting that could adversely affect our ability to report our financial results timely and accurately.

     Issuers with U.S. registered securities first had to comply with the new Sarbanes-Oxley Act requirement that management maintain, evaluate and report on internal controls over financial reporting for their fiscal years ended on or after November 15, 2004. As a foreign private issuer, we will be required to comply with this requirement for our fiscal year ending December 31, 2006. Currently, we are engaged in the process of assessing our existing internal controls over financial reporting to ensure our compliance with the new requirements. As a result, we might not be aware of weaknesses that could exist and that might be identified once the evaluation of the effectiveness of our internal controls over financial reporting has been completed.

Our operations depend on facilities throughout the world and are subject to risks that could disrupt the services that we provide.

     In providing our services, we operate out of more than 20 facilities worldwide. Our facilities and operations could be damaged or disrupted by a natural disaster, war, political unrest, terrorist activity, computer viruses or public health concerns. A major catastrophe, such as an earthquake or other natural disaster at any of our sites, or significant political unrest, war or terrorist activities in any of the areas where we conduct operations, could result in a prolonged interruption of or disruption to the services we provide to our customers. We may not be able to provide our services in the manner required by our customers if any of the foregoing occur, which would damage our reputation, business and financial condition.

A slow-down of the Chinese economy, adverse changes in political and economic policies of the Chinese government, or changes in the willingness of third parties to fund projects in China may reduce our growth and profitability.

     Our revenues in China during 2004 were € 13.0 million. As part of our growth strategy, we expect our Chinese operations to grow over the next several years. However, growth estimates in China are particularly unpredictable and our sales in China are subject to significant volatility. Since the late 1970s, the Chinese government has been reforming the economic system in China. However, any Chinese government economic reform policies or measures may from time to time be modified or revised. Although the Chinese economy has grown significantly in the past decade, we cannot be certain that it will continue to grow at historical rates, if at all. In addition, China’s regulatory policies create additional administrative and operational burdens for us and increase our costs of doing business, and also make it more difficult for foreign companies to repatriate income from China. Any adverse changes in economic conditions in China, or changes in policies of the Chinese government or Chinese laws and regulations, could have a material adverse effect on the overall economic growth of China and investment in infrastructure and information technology. In addition, the funding for most of our projects in China has come from third parties, such as the World Bank and the Spanish government. Changes in the willingness of such parties to provide funds for infrastructure projects, including for information technology services and solutions, would materially impact our ability to maintain or increase our current level of activity in China. These developments could adversely affect our businesses, lead to reduction in demand for our services, adversely affect our competitive position and limit our future growth.

We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.

     Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly Manuel Sánchez, José Ignacio del Barrio, Ana María Plaza, Larry Stack, David Jardine, Dai Yue, Luis Rancé, Marcio Leonardo, José Montoya, Philip Goulet and Ignacio González-Domínguez, and the success of our expansion efforts depends on significant management attention to integration and coordination. Any loss of services of any of those individuals would negatively affect our business. In addition, during periods in which demand for technically-skilled employees is great, we may experience significant employee turnover. These individuals are in high demand and we may not be able to attract or retain the staff we need.

We may not be able to compete effectively, which would harm our business.

     There are many companies that provide competing solutions in the sectors and in the geographic areas in which we operate. In particular, we compete on our ability to provide innovative solutions to our customers. If we are unable to continue to develop innovative solutions for our customers at competitive prices, we will not be able to compete successfully with our competitors. The competition we face is intense and we expect it to increase in the future.

     Increased competition could result in:

•	price reductions and lower revenues;

•	loss of customers;

•	lower than anticipated growth; or

•	loss of market share.

     In addition, our competitors may develop products and services solutions that are better than ours, that are more appealing to customers or that achieve greater market acceptance. We compete with large engineering and industrial firms and small sector-driven specialized firms on a geographic and customer basis, including General Electric, Affiliated Computer Services Inc., Indra Sistemas, S.A., Sice (Sociedad Iberica de Construcciones Electricas, S.A.), and Transcore Inc, (a subsidiary of Roper Industries.). Many of our competitors are larger than we are and have greater financial and marketing resources than we do. Many of our competitors have longer operating histories and greater name recognition than we do. These advantages may allow our competitors to respond more quickly to new or emerging technologies or changes in customer requirements than we can. It is also possible that new competitors may emerge and acquire significant market share. In addition, we often face significant competition from construction companies that also provide solutions similar to ours. To the extent these construction companies build an infrastructure project, they have an advantage relative to us in competing for the value-added information technology products and services solutions accompanying the infrastructure project.

Our acquisitions and joint venture strategy involve risks and uncertainties that may harm our business or cause it not to perform as expected.

     As part of our business strategy, we continually review potential acquisitions, joint ventures and strategic alliances that we expect will complement our existing business. In particular, we plan to continue to rely on potential acquisitions, joint ventures and strategic alliances to help us fuel our growth by enhancing the value-added products and services solutions that we can offer to our installed customer base. However, we do not know for certain that we will be able to identify suitable joint ventures, acquisitions or alliances at any particular times, or that we will be able to successfully close these transactions.

     In addition, any acquisitions and joint ventures we pursue may result in numerous risks and uncertainties, including:

•	the risks associated with entering geographic or business markets in which we have no or only limited prior experience;

•	the diversion of management attention from our other business concerns;

•	the risk that an acquired business, joint venture or investment will not perform as expected or that it will expose us to unforeseen liabilities; and

•	the risk that we may not be able to timely integrate the acquired business into our system of internal controls over financial reporting.

     To the extent we recognize goodwill in any acquisition and we later deem that goodwill to be impaired, we will recognize losses that will adversely affect our results of operations and financial condition.

If we make minority investments in other companies, we will be exposed to the risk that we will not control those businesses or may need to invest additional capital in them.

     We may, directly or indirectly, make minority investments in other companies. If we obtain any such minority investments, we will not control any such companies and the business decisions of such companies may not be in our best interests. Some of these investments may require ongoing expenditures if we are required to meet capital calls in order to maintain our level of equity investment. If we do not make these additional investments when we are obligated to do so, our ownership interest may be diluted. In addition, if the value of these strategic investments declines, we may be subject to losses that will adversely affect our results of operations and financial condition.

Changes in technology could adversely affect our business and hurt our competitive position.

     The markets for our services change rapidly because of changes in customer requirements, technological innovations, new product introductions, prices, industry standards and domestic and international economic factors. New products and technology may render existing information services or technology infrastructure obsolete, excessively costly or otherwise unmarketable. If we are unable to introduce and integrate new technologies into our services in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may reduce the value of our products, services and brand and impair our ability to compete effectively.

     Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. While we currently hold or have pending a large number of registered trademarks and product names, which we believe reduce the risk of third-party infringement, we currently hold no patents or registered copyrights, and we rely primarily on a combination of trade secret and intellectual property laws, nondisclosure and other contractual agreements and technical measures to protect our rights in our proprietary technology. These measures may not be sufficient to protect our proprietary technology from third-party infringement and could subject us to increased competition or cause us to lose market share. In addition, these measures may not protect us from the claims of employees and other third parties. We also face risks to the protection of our proprietary technology because our products are sold in markets such as China and Latin America that provide less protection for intellectual property than is provided under U.S. or Spanish laws. Unauthorized use of our intellectual property could weaken our competitive position, reduce the value of our products, services and brand, and harm our operating results.

Labor and employment laws in Spain and other geographic areas in which we operate may make it difficult for us to reduce our workforce if we deem it advisable.

     62.8% of our workforce is located in Spain. Spanish law places significant limitations on, and imposes a number of procedural requirements for, a company’s ability to reduce its workforce through layoffs or otherwise. These provisions of Spanish law could make it more difficult, expensive and time-consuming for us to reduce our workforce at a time when we consider it in our best interest to do so. In addition, 10.7% of our workforce is located in Latin America and 17.0 % in Canada, where there are more restrictive labor and employment laws regarding workforce reductions than are typical in the United States.

Our business may suffer if we are sued for infringing the intellectual property rights of third parties.

     We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. In the future, third parties may assert infringement claims alleging infringement by our current or future products or applications. These claims may result in protracted and costly litigation, and subject us to liability if we are found to have infringed third parties’ intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management’s attention from the operation of our business.

We may adopt an equity-based compensation plan that may adversely affect our ordinary shares.

     In the past, under a plan established by Abengoa, certain of our employees, including members of our management team, have entered into stock purchase agreements with Abengoa for purchases of our ordinary shares of Telvent. In the future, we may adopt an equity-based compensation plan which may adversely affect our ordinary shares. Although we have no current concrete plans to implement an equity-based compensation plan for employees and senior management, we expect in the future to consider adopting some form of an equity-based incentive plan.

We bear increased costs as a result of becoming a publicly-traded company in the United States.

     As a result of becoming a publicly-traded company in the United States in October 2004, our general and administrative costs will increase by a meaningful amount. This increase is the result of higher expenses associated with director and officer liability insurance, auditing, management oversight, regulatory requirements (including the need to make regulatory filings as well as establish and maintain internal controls and procedures) and the establishment and maintenance of heightened corporate governance measures. In addition, we now incur additional legal and accounting costs as a result of being a U.S. public company and reporting in accordance with U.S. GAAP. The increased costs and the time demands on management may have an adverse effect on our results of operations.

We have broad discretion in how to use the net proceeds we received from our IPO and we may not apply the proceeds to uses with which all our shareholders agree.

     We have no specific allocation for the net proceeds, and our management retains the right to utilize the net proceeds as it determines. We cannot assure you that management will be able to use the proceeds to effectively continue the growth of our business or that management will use the proceeds in a manner with which all our shareholders will agree.

Risks Relating To Being Part Of The Abengoa Group

Abengoa, our majority shareholder, is in a position to control matters requiring a shareholder vote, and this ownership concentration may adversely affect the market price of our shares as well as the ability of our other shareholders to influence matters subject to shareholder vote.

     Abengoa owns, indirectly, 62.2% of our outstanding ordinary shares. This concentration gives Abengoa the ability to control all matters submitted for shareholder vote, as well as the ability to call an extraordinary meeting of shareholders (which, under Spanish law, a holder of 5% or more of issued shares can do). At any such meeting, or at our ordinary general meeting of shareholders, Abengoa can, as a result of its majority ownership of our ordinary shares:

•	elect at least a majority of our directors;

•	effect certain amendments to our bylaws and other organizational documents;

•	control our decisions regarding debt incurrence, stock issuance and the declaration and payments of dividends;

•	control our management; and

•	approve or reject any merger, consolidation or sale of substantially all of our assets.

     The concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers or other purchases of our ordinary shares. Therefore, this concentration of ownership may adversely affect our share price or the liquidity of our ordinary shares. Abengoa may choose to vote in a manner that is not consistent with the desires of the other owners of our ordinary shares or in a manner that the other owners of our ordinary shares do not consider to be in their best interest. In addition, as of December 31, 2004, approximately 56% of the shares of Abengoa were owned by its majority shareholder, Inversión Corporativa. Any significant change in Abengoa’s ownership structure could have a material effect on the manner in which Abengoa exercises its voting power. Because we are a “controlled company” as defined by the rules of the Nasdaq National Market, Abengoa may choose to elect more directors to our board and, when we create a Compensation Committee and Nominating Committee, our board of directors may choose to appoint to those committees directors who are not independent of Abengoa or us.

Our ability to implement our business strategy may be negatively affected by Abengoa’s financial condition, its other business opportunities and its agreements with its lenders.

     Although we are not directly responsible for the repayment of any loans made by third parties to Abengoa, Abengoa’s current credit facility contains, and its credit facilities in the future may contain, covenants between the Abengoa Group and its lenders which take into account our financial performance and financial condition as a consolidated entity. Some kinds of transactions which we may wish to undertake might require the consent or approval of Abengoa’s lenders in order for Abengoa to avoid a default under its agreement with those lenders because of the indirect restrictions imposed on us by the terms of Abengoa’s credit facility. These indirect restrictions arise out of covenants made by Abengoa in its credit facility that require Abengoa to ensure that none of its subsidiaries, including us, grant security interests in or dispose of their assets, make loans or otherwise extend credit, or enter into merger or combination transactions, other than in the ordinary course of their respective businesses. The covenants have the indirect effect of restricting our ability to take any of these actions or engage in any of these transactions, even if we consider them to be in our interest, because Abengoa has agreed with its lenders to ensure that we do not do so. In addition, Abengoa’s credit facility limits Abengoa’s ability to incur debt as calculated on a consolidated basis to include Abengoa and its subsidiaries, including us. These restrictions on Abengoa could have the indirect effect of limiting our ability to incur additional indebtedness when it might otherwise be in our interest to do so. Our ability to implement our business strategy could be adversely affected by Abengoa’s compliance with its obligations under its credit facilities.

As our contracts with Abengoa were negotiated between parties under common control, it is possible we may have been able to obtain better terms from third parties or may not be able to replace them with equally-favorable arrangements.

     Our contracts with Abengoa were negotiated between parties under common control. It is possible that we may have been able to obtain better terms from third parties, and that the terms we received under the contracts with Abengoa may increase our expenses and reduce our net income compared to the terms of contracts we might have obtained from third parties. The most important of these contracts are our credit arrangement and service agreements with Abengoa. Our credit arrangement with Abengoa is one of our primary sources of borrowings, and our service agreements with Abengoa provided us with € 16.2 million of our 2004 revenues. We have not attempted to negotiate similar arrangements with unaffiliated parties and do not know whether third parties would enter into such arrangements with us on more or less favorable terms, if at all. Consequently, if these existing agreements were terminated for any reason, we cannot be certain that we would be able to enter into equally-favorable arrangements with third parties, if at all. Our inability to replace these arrangements on equally-favorable terms could reduce our revenues, limit our available borrowings and adversely affect our ability to achieve our growth objectives.

Abengoa is not required to provide any security for funds we lend to it under our credit arrangement and any such loans will be treated as subordinated debt under Spanish law, which may limit our ability to be repaid and impair our financial condition in the event of Abengoa’s insolvency or bankruptcy.

     Under our credit arrangement with Abengoa, we may lend up to € 45.0 million at any one time to Abengoa for a period not to exceed one year. This arrangement is unsecured and may provide Abengoa with funds on a more favorable basis than otherwise available to it from third parties. We may not be repaid or receive the interest we have earned on those funds. Abengoa has significant other indebtedness currently outstanding, some or all of which may be secured or otherwise senior to us upon Abengoa’s insolvency or bankruptcy, which would also make it more difficult for us to be repaid upon any insolvency or bankruptcy. According to Spanish insolvency law, any loan between an insolvent or bankrupt company that forms part of a group and any of its affiliated companies will be considered to be a subordinated loan for the purposes of the bankruptcy or insolvency proceedings. As a result of that subordination, payment of that affiliate loan shall be subject to the prior payment by the insolvent or bankrupt company of its other indebtedness and trade payables that are not expressly subordinated by law. Accordingly, under Spanish law, any money we loan to Abengoa may be considered to be subordinated debt of Abengoa in the event of Abengoa’s insolvency or bankruptcy.

Risks Relating To The Public Market For Our Shares

There was no public market for our ordinary shares prior to our IPO, the market price of our ordinary shares is volatile, and our liquidity may be affected by our major shareholder.

     Prior to our IPO, there was no public market for our ordinary shares. We cannot be certain that an active trading market for our shares will continue, or that the market price of our shares will not fall below the initial public offering price. Between our IPO and May 11, 2005, the high and low prices for our shares were $12.72 and $7.30, respectively.

     Given that Abengoa, our executive officers and other insiders own 68.0% of our ordinary shares, a significant portion of our shares may not trade. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of the securities of information technology companies, and which may be unrelated to our operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a material decline in the prevailing market prices of our ordinary shares, and could prevent shareholders from recouping their investment in the ordinary shares or selling their ordinary shares at a profit.

Future sales by our pre-IPO shareholders of a substantial number of our shares in the public market could adversely affect the price of our shares.

     If our pre-IPO shareholders sell substantial amounts of our ordinary shares, the market price of our ordinary shares could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The ordinary shares that we sold in our IPO are eligible for immediate resale in the public market without restrictions, and the ordinary shares our pre-IPO shareholders hold may also be sold in the public market in the future, subject to the restrictions contained in Rule 144 under the United States Securities Act of 1933 (the “Securities Act”) and applicable lock-up agreements and provided that the circumstances in which they are offered or sold in Spain do not constitute an offer of securities under Spanish law. Abengoa currently holds, indirectly, 62.2% of our ordinary shares. In the event that Abengoa sells some or all of its shares to another party, our other shareholders will not generally be eligible to participate in the sale.

Risks Relating To Our Organization Under Spanish Law

We are a Spanish corporation and it may be difficult to enforce judgments against us in U.S. domestic courts.

     We are a corporation organized under the laws of the Kingdom of Spain. At this time, none of our directors or executive officers is a resident of the United States. As a result, even though we have appointed CT Corporation System as our agent for service of process, investors may not be able to effect service of process within the United States upon us or our directors or officers regarding matters arising under the U.S. securities laws, or to enforce judgments of U.S. courts based upon these laws.

     Our counsel has advised us that there is doubt that a lawsuit based upon U.S. securities laws could be brought in an original action in Spain, and that there is doubt that a foreign judgment based on the U.S. securities laws could be enforced in Spain. Our counsel has also advised us that the courts of Alcobendas, Madrid, Spain have exclusive jurisdiction for challenging corporate resolutions, while the general rules of jurisdiction and international treaties will apply to any other claims by shareholders against us.

We have no current plans to pay a dividend, and Abengoa can effectively control the timing and amount of any dividends that we pay in the future.

     Our bylaws and Spanish law require shareholder approval in order for us to declare dividends. If we declare dividends in the future, we may not be able to pay them more frequently than annually due to certain provisions of Spanish law. Although we will declare any dividends in Euros as required under Spanish law, we intend to pay dividends in U.S. Dollars. Any holders of our ordinary shares outside of the United States may incur costs associated with receiving dividends in U.S. Dollars. Our ability to pay any dividends and the effect of any such dividends on our financial position will be affected by changes in exchange rates. The amount of the dividends we may pay will be based on a calculation of our net income in Euros in accordance with Spanish GAAP. Also, Abengoa, our indirect majority shareholder, is, subject to the requirements of Spanish corporate law, effectively in a position to control whether and when we declare any dividends.

The rights and responsibilities of our shareholders are governed by Spanish law and differ in some respects from the rights and responsibilities of shareholders under U.S. law. In particular, our shareholders do not have appraisal rights in the case of a merger or consolidation.

     The rights and responsibilities of holders of our ordinary shares are governed by our bylaws and by Spanish law. These rights and responsibilities differ in some respects from the typical rights and responsibilities of shareholders in U.S. corporations. For example, under Spanish law, we are required to set aside 10% of our net income as a legal reserve until the balance of the reserve is equivalent to at least 20% of our issued share capital. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually and Spanish law does not grant appraisal rights to a corporation’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the corporation.

     At our ordinary general meeting, shareholders are asked to approve the actions of our management, the financial statements of our previous fiscal year and the allocation of our net income and loss. If our shareholders do not approve our Spanish GAAP financial statements, we cannot file our annual accounts with the Mercantile Registry of Madrid. In certain circumstances, if the annual accounts are not registered within one year from the end of the relevant fiscal year, we would be precluded from registering any other resolutions with the Mercantile Registry until we have filed our annual accounts.

     Additionally, pursuant to the Spanish Corporation Law and our bylaws, shareholders have preemptive rights to subscribe for any new shares issued by us, including the ordinary shares. These preemptive rights may be voluntarily waived by our shareholders or may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Article 159 of the Spanish Corporation Law. Our ability to raise funds through the sale of ordinary shares in the future, our ability to use our ordinary shares to make acquisitions, and our ability to provide management with equity-based compensation, could be adversely affected by these preemptive rights.

Provisions of Spanish law and of our bylaws may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore prevent payment of any expected acquisition premium on the price of our shares.

     Provisions of Spanish corporation and tax law may have the effect of delaying, preventing or making it more difficult for another entity to merge with or acquire us. Further, as is the case in civil law jurisdictions generally, a merger or takeover in Spain is subject to substantially more administrative process than would be the case in a typical U.S. jurisdiction. This additional administrative process could protract or make more expensive the process of effecting such a transaction. Under Spanish law, directors of a corporation may be elected to serve for terms of up to five years and we have adopted five-year terms for our directors, although actions taken at the general shareholders’ meeting may result in the directors being removed at any time. As a result of these five-year terms, not all of our directors will be elected each year. This may have the result of delaying or making more expensive an attempt to effect a change of control of our company. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Spanish law. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

ITEM 4.       INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

     We were incorporated in the Kingdom of Spain as Telvent Desarrollos, S.A. on April 4, 2000, pursuant to the Spanish Corporation Law of 1989, as amended. At a general shareholders’ meeting held on January 19, 2001, we changed our name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, we changed our name to Telvent GIT, S.A., which remains our legal and commercial name. Our registered office is located at Valgrande, 6, Alcobendas, Madrid, Spain and we can be contacted at (34) 902-33-55-99 or (34) 917-14-70-02. Our agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

     We were formed to serve as the holding company for the information technology business of the Abengoa Group, which is comprised of a set of diversified industrial and technology companies that provide solutions for sustainable development, the information and knowledge society, and the creation of infrastructures. The Abengoa Group provides these solutions through four business units:

•	Bioenergy;

•	Environmental services;

•	Engineering and industrial construction; and

•	Information technology.

     Our holding company structure was completed on January 1, 2001, upon Abengoa’s contribution of the shares of Telvent Energía y Medio Ambiente S.A., formerly known as Sociedad Anónima de Instalaciones de Control (“Sainco”) and its subsidiaries to us. We now operate our business principally through nine subsidiaries, including Telvent Energía y Medio Ambiente S.A. (See a list of our significant subsidiaries under “Item 4.C–Organizational Structure.”)

     The principal events in our history have been:

•	1963: Incorporation of Sainco.

•	1977: Entry into Traffic sector.

•	1978: Entry into Environment sector.

•	1986: Entry into Transport sector.

•	1988: Start of our international expansion to Latin America with completion of Energy projects in Mexico.

•	1993: Award of first Traffic sector projects in China.

•	1996: Start of our operations in Brazil.

•	2001: Initial sale by Abengoa of our ordinary shares to management.

•	2001: Disposition to Abengoa of Abentel Telecomunicaciones, S.A.

•	2002: Acquisition from Abengoa of Telvent Factory Holding AG (“Telvent Factory Holding”), Telvent Housing, and Telvent Portugal.

•	2003: Acquisitions of Telvent Canada and Telvent USA from Metso Corporation.

•	2003: Adoption of the Telvent brand name throughout our business operations.

•	2004: Acquisitions of ICX, WBU-Xwave and a majority interest in Miner & Miner.

•	2004: IPO and listing of our ordinary shares on the Nasdaq National Market.

     Our ordinary shares trade under the symbol “TLVT.” Following our IPO and the underwriters’ partial exercise of their overallotment option, Abengoa owned, indirectly, 62.2% of our outstanding ordinary shares.

Capital Expenditures/Divestitures

     Euro amounts disclosed below for acquisitions of foreign entities have been translated using the exchange rate at the date of purchase.

     Since January 1, 2002, we have made several acquisitions to fuel growth by enhancing the value-added products and service solutions we can offer our customer base. Additionally, there have been occasional strategic realignments of the ownership of some businesses within the Abengoa Group.

     In late 2002, we acquired Telvent Factory Holding, Telvent Housing and Telvent Portugal from Abengoa for € 10.8 million. Telvent Housing, S.A and Telvent Portugal, S.A provide data warehousing and monitoring services and solutions.

     On December 30, 2002, we acquired 3.71% of the capital stock of Xfera Moviles S.A. (“Xfera”), the holder of a third generation mobile telephony license covering Spain, for € 25,000,000. We also assumed € 111.0 million in guarantees from Inversión Corporation, the majority shareholder of Abengoa, to a bank guaranteeing certain obligations of Xfera to the Spanish government. The Spanish government reduced the amount of such guarantees to € 17.3 million in June 2003, pursuant to a plan announced in December 2002 prior to our acquisition of the Xfera shares.

     On January 31, 2003, we purchased 100% of the shares of the NMS Division of Metso, now renamed Telvent Canada and Telvent USA, which was comprised of two indirect wholly-owned subsidiaries of Metso Corporation, a Finnish corporation. Telvent Canada and Telvent USA are engaged in the design, manufacture, sale and servicing of industrial automation systems and information management systems. The aggregate purchase price was approximately U.S. $38.6 million (€ 35.7 million).

     On August 4, 2003, we purchased 539,258 shares (approximately 19.9% of the issued and outstanding shares) of ViryaNet Ltd. (“ViryaNet”), a provider of integrated mobile and web-based software applications for workforce management and automation of field delivery services, for $1.85 per share.

     On May 21, 2004, we purchased 100% of the shares of ICX for € 1.8 million. ICX is engaged in the development of applications for the public administration and health care sector. (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition.)

     In June and August 2004, because of the inherent volatility associated with investments in early-stage technology companies, we sold all of our minority investments, including our investments in Xfera Móviles S.A., Telvent Factory Holding, and ViryaNet to Telvent Investments S.L., an indirect subsidiary of Abengoa, for a net amount of € 35.4 million. Telvent Investments also assumed all of our obligations under Xfera-related guarantees. We continue to have the opportunity to benefit from the synergies presented by these investments.

     On July 31, 2004, we purchased WBU-Xwave for € 1.7 million. Formerly a part of Halifax-based Aliant Company, it is now an IT services division of Telvent Canada and specializes in information technology services and outsourcing system integration services. (See “Item 5 - Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition.)

     On December 10, 2004, we acquired a 70% equity stake in Miner & Miner, a Company based in Fort Collins, Colorado, engaged in the development and implementation of geographical information systems software for utilities. (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition.)

     We are also devoting substantial resources to our research and development efforts, through which we have developed proprietary products and solutions for our targeted industrial sectors and infrastructure IT systems which apply across product lines. Vertical solutions for oil and gas pipelines such as GMAS (measurement), Polaris (accounting), and Simsuite Pipeline (leak detection), or for urban / interurban traffic / toll systems such as ITACA or Smart Toll, layer a secure, real-time IT environment onto infrastructure IT subsystems such as OASyS DNA. We have made investments of € 5.8 million, € 11.3 million and € 11.1 million in research and development in 2002, 2003, and 2004, respectively. Similarly, we have incurred a total of € 19.8 million, € 3.5 million and € 4.9 million of capital expenditures related to the building of our facilities and data centers in 2002, 2003 and 2004, respectively.

B.      BUSINESS OVERVIEW

Overview

     We are an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Europe, North America, Latin America (including Mexico) and China. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.

     Our business is organized in three primary ways: across sectors, across information technology solutions, and across geographic areas.

Sectors: In our targeted industrial sectors, we have developed distinctive skills that share the following characteristics:

•	Mission-critical: Our solutions are specifically designed to address mission-critical functions in sectors that require real-time data gathering, interpretation and immediate response and decision making.

•	Extensive networks: From 5,000-mile pipelines to river basins to electricity transmission and distribution grids to interstate highways, our solutions monitor extensive networks where comprehensive data gathering and control is required to better control those networks, ensure their reliability and integrate the data on a secure basis back to the enterprise.

•	Flow-based: Whether related to fluids, energy or traffic, we have broad experience in information applications that facilitate the organization and management of continuous flow along defined paths.

     We currently provide our solutions to customers in the Energy, Traffic, Transport and Environment sectors, all of which share these characteristics. The following chart provides a summary of the allocation of our revenues among our sectors for the last three fiscal years.

	2004	2003	2002
Energy	39.6%	43.9%	38.4%
Traffic	36.6	30.6	36.0
Transport	6.4	9.5	9.6
Environment	8.9	7.4	7.1
Other	8.5	8.6	8.9

Total	100.0%	100.0%	100.0%

Real-time IT Solutions: Our mission-critical real-time products and services solutions collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence.

As an example, for a typical project in the Energy sector, we would provide a complete solution for the operation of an oil and gas pipeline network through:

•	remote terminal units (RTUs) that measure and/or process flow data and that transmit the data in a digital format through a telecommunication system;

•	OASyS, our supervisory control and data acquisition (SCADA) system that monitors pipeline flow based on the data transmitted by the RTUs and assembles the data into operational information, such as volumetric data, pressure, and temperature data, and alarm information;

•	operational applications that use operating, safety, and cost data to notify a customer’s enterprise system of inventory, trend and cost-cutting information; and

•	business applications such as POLARIS that prepare data in a form that can interface with enterprise resource planning or accounting systems for invoicing, banking and real-time business decision-making.

     Our services and solutions can then be classified into four different complementary categories representing the four stages of converting field data into decision-making mission-critical information. We refer to these four categories collectively as the “hourglass.” This is illustrated in the diagram below.

TELVENT’S PORTFOLIO OF SOLUTIONS FOR THE
MANAGEMENT OF INFORMATION “UP THE HOURGLASS”

     We believe that the “hourglass” shape depicts the market for the provision of our solutions in our targeted industry sectors because we believe fewer companies provide solutions for control systems and advanced operational applications in these sectors than provide solutions to capture field data or for business applications.

Specific Geographic Areas: We currently focus on four geographic regions: Europe, North America, Latin America and China. We started operations in Spain over 40 years ago. While we continue to solidify and grow our presence in Spain, we have also developed a strong presence and expect to continue to grow in North America and Latin America. We also expect to increase our presence in China, which we have entered more recently, and in the rest of Europe.

•	Europe: Traffic and Transport represent our largest sectors in the Spanish market, where we have provided solutions to three of the four subway systems in Spain and intelligent traffic systems to numerous cities, including Madrid. We also have significant sales in Environment and in the Electricity unit of our Energy sector.

•	North America: We are a leader in the Oil & Gas unit of our Energy sector.

•	Latin America: We have a strong presence in Mexico and Brazil, and a leadership position in the Oil &Gas unit of our Energy sector.

•	China: We have been able to build a position in the Energy, Traffic and Transport sectors that we believe will constitute a platform for future growth.

     The following chart illustrates an approximate breakdown of our revenues by region for each of the last three fiscal years.

	2004	2003	2002
Europe	58.5%	53.8%	63.7%
Latin America	19.4	19.7	30.1
North America	12.7	11.3	0.2
China	4.1	4.5	4.2
Other	5.3	10.7	1.8

Total	100.0%	100.0%	100.0%

Energy Sector

     Our Energy sector reported revenues of € 123.5 million in 2004, representing 39.6% of our revenues. Europe represented 25.5% of this revenue, North America represented 27.8%, with Latin America and China representing the remainder.

     Oil & Gas

     For our Energy — Oil and Gas customers, we provide complete solutions that address the capture of field data, control systems, advanced operational applications and business applications. This unit is based in our Calgary center, and currently conducts business in Spain, North America, Latin America and China.

     Oil & Gas transmission and distribution traditionally has been a core market for us. After establishing a strong presence in Spain, we expanded our Oil & Gas activities through our alliance with, and January 2003 acquisition of, the NMS Division of Metso.

     Strengths. Our product offerings in the Oil & Gas unit reflect the following competitive strengths:

•	Market leadership: We believe we are a market leader in pipeline transport and distribution solutions in North America and Latin America based upon transmission pipeline mileage, where we compete directly with global players like ABB, Siemens AG, Honeywell International Inc. and Emerson Electric Co.

•	Distinctive customer base: Our solutions are used by our customers to control approximately 60% of the oil and gas transmission pipeline capacity in North America. We maintain long-standing relationships with many of these customers and have developed or implemented new solutions to address customer needs.

•	Integrated complete solution: We offer integrated products and services solutions in Oil & Gas, including the OASyS Oil & Gas management suites, SimSuite for pipeline leak detection and location, and POLARIS for revenue accounting. Additionally, we believe the recent introduction of new RTUs will enhance our product offering in this sector. Also, we believe growing security concerns should enhance demand for our applications and enterprise integration in this sector as we believe our applications have comparatively strong security and enterprise compatibility features.

     Products. Our main products include:

•	LMS. LMS is a real-time operations software suite for liquid pipelines that includes a number of flexible, high-performance modules that meet a variety of real-time operational needs. These modules include metering and ticketing, tank management, volumetric data, leak detection, pump statistics and data validation.

•	SimSuite Pipeline. SimSuite is a technologically-advanced transient pipeline modeling and simulation system, with a variety of on-line real-time and off-line simulation applications. On-line real-time applications include batch trackings and leak detection. Off-line applications include engineering and design analysis, operational planning and control center operator training and evaluation.

•	POLARIS. POLARIS Liquids and POLARIS Gas provide a comprehensive commercial accounting platform solution, which integrates ticketing, production volume accounting, revenue accounting, billing and customer reporting. This solution allows our customers to increase their business efficiency, in part by allowing them to conduct business in a web-based secure real-time environment, thus minimizing entry and manual processes and delays. POLARIS runs on both UNIX and Windows platforms and uses Oracle(R), Microsoft SQL Server(R) or Sybase(R) as its data repository.

•	Real Time Gas. Our Real Time Gas monitoring suite complements our OASyS SCADA system with tools to operate a pipeline safely and efficiently through real-time calculation and monitoring of line pack, storage and compressor performance.

•	Gas Day Operations. Our Gas Day Operations (GDO) application enables operations and planning personnel to generate, monitor, and revise current and predicted load for gas pipeline distribution.

•	Gas Measurement Applications. The Gas Measurement Applications (GMAS) modules of our Gas Suite provide a comprehensive gas measurement, data collection, aggregation, validation and processing solution.

•	OASyS. OASyS is a supervisory control and real-time information system platform that permits the addition of multiple applications that are linked through standard interfaces, such as those identified above.

     Growth strategy. We have two primary Oil & Gas priorities:

•	Maintain our current leadership position in North America and Latin America. We plan to maintain this position by leveraging our large installed customer base to introduce newly-developed enterprise infrastructure products such as OASyS DNA, GMAS, POLARIS and SimSuite Pipeline. We have already been successful in progressively introducing our full range of products to several of our long-standing customers, including Duke Energy, ChevronTexaco and Edison Gas.

•	Significantly increase our share of the Chinese market. The most attractive opportunity for us in China lies in the transport and distribution segments of the market, where approximately 5,600 miles of transport pipeline network are planned to be built through 2010, and approximately 100 million more residential customers are projected to be served by 2010. To expand our presence in China, we will leverage our existing local resources and our relationship with our current value-added reseller, Open Systems Control, which has approximately 25 engineers. We have an exclusive agreement for the Energy sector with Open Systems Control, through which it provides services both as an agent for commercial activity and market intelligence and as a value-added reseller.

     Electricity

     For our Energy — Electricity customers, we provide complete solutions, including field data, control systems, advanced operational applications and business applications. The unit is based in our Seville competency center and currently conducts business in Spain, North America, Latin America and China.

     Our Electricity business was built around a technologically-advanced product portfolio and the development of long-standing relationships with key utilities in Spain, Mexico and Brazil. The acquisition of the NMS Division of Metso provided us with a significant installed customer base in the U.S. and sales and distribution capabilities in the North American market. In addition, we are establishing a presence in the Chinese market, in cooperation with our local value-added reseller. In this sector, our competitors include Indra and General Electric. The acquisition of Miner & Miner provides us with a significant complementary, enterprise GIS based suite of asset and outage management products called ArcFM Solutions and Responder.

     Strengths. Our product offerings in our Electricity unit reflect the following competitive strengths:

•	Customer platforms in Spain, Latin America and North America. We have strong relationships with many of the largest electric utilities of Spain, Brazil and Mexico, and we have a significant installed customer base in North America.

•	Strong portfolio solutions provide a platform for developing business applications. Our Electricity unit’s offering of products and services solutions is especially strong in the areas of field data capture, control systems and operational applications for transmission and distribution. We believe further potential for expanding our offering of solutions exists in the area of business applications, substation automation and distribution automation RTU subsystems.

     Products. Our main products include:

•	Distribution Management Systems. Our Distribution Management Systems, or DMS, applications track network conditions and permit testing of different operational scenarios within a simulated environment. The simulation mode facilitates short-circuit analysis and energy loss minimization and tests different network configurations. DMS also includes an online application for short-term load forecasting and an off-line training simulator.

•	Data Acquisition Subsystems. We provide electric utility customers with master control station communication technologies to enable remote control of network facilities for every aspect of the Electricity business:

•	Distribution: Substation and feeder networks.

•	Transmission: Substations.

•	Generation: Substantially all types of power plants.

     These solutions are built around RTU products that are typically connected with our master control systems.

     Growth strategy. Our primary Electricity priorities are to:

•	Continue growth in Spain and Latin America. We expect continued growth in Spain and Latin America as a result of our customers’ continued investments in renovation and replacement of existing equipment and expected investments in new infrastructure development.

•	Increase our presence in North America. We expect continued investment in renovation and replacement of equipment, increases in existing security levels and upgrades of current systems to address new product and service demand. We anticipate increasing our presence by introducing our North American customers to new products tested in Spain and Latin America.

•	Strengthen our position in China. We have completed several distribution projects in China. We plan to extend our coverage of distribution systems through our commercial network of agents already in place for our Energy — Oil & Gas unit and Traffic.

•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing. We intend to complete our product offerings in Electricity by adding applications that establish a link with corporate IT systems. We will focus on developing or implementing the following applications, for example: enterprise integration platform, workflow and workforce management, geographical information systems, asset management and customer information systems. To achieve this, we will rely on internal research and development capability and the development of strategic partnerships, including our recent alliance with Environment Systems Research Institute, Inc. (“ESRI”). Additionally, we expect to target acquisitions of specialized players with complementary product portfolios. We will also evaluate options to enter the sector- specific managed services business, focusing on low capital-intensive data management processes, such as meter reading or SCADA, a DMS operation management and asset, work and outage management with ArcFM Solutions and Responder.

Traffic Sector

     Our Traffic solutions are focused on minimizing urban congestion and maximizing interurban road capacity. Our products and services solutions cover traffic management systems, incident detection, intersection controllers and city access management systems. Our Traffic sector is based in our Madrid competency center, and its business has historically been focused in Spain, with recent expansion to Latin America and China. In this sector, our competitors include Transcore, Inc. (a subsidiary of Roper Industries), Affiliated Computer Services Inc., Sice and Etra.

     Our Traffic sector reported revenues of € 114.5 million in 2004, representing 36.6% of our revenues. Europe represented 83.9 % of this revenue, with Latin America and China representing the remainder.

     Strengths. Our product solutions in our Traffic sector reflect the following strengths:

•	Ability to transfer expertise to new geographies. We believe we are a leader in the Traffic sector in Spain. In Latin America, we have undertaken traffic management projects in Sao Paolo, Brazil; Rosario, Argentina and Santo Domingo, Dominican Republic. In China, we have undertaken urban and interurban traffic projects, including large projects in Beijing and Shandong.

•	Strong portfolio of integrated product solutions. We provide an integrated complete solution to our Traffic customers, with applications ranging from RMY controllers to capture field data, ITACA to provide an advanced operational application control system and geographical information systems, and an enforcement processing system at the advanced applications level.

     Products. Our Traffic management systems include:

•	ITACA: intelligent system for urban traffic control;

•	RedEye: red-light detection system;

•	RMY/CMY: controller to capture and process traffic data;

•	Odyssey: intelligent traffic control, highway and city access management system; and

•	Sicotie: tunnel management and control system.

     Growth strategy. We have three primary Traffic priorities:

•	Continue growth in Spain and Latin America. We believe continued growth will require us to leverage our current position to develop the urban and interurban traffic management business in Mexico and Brazil and to capture incremental growth in the Spanish traffic market.

•	Execute growth strategy in North America. We believe that the North American market represents a key opportunity for the future development of our Traffic business. In order to enter this market, we intend to exploit our international experience and track record to pursue initial projects. We also expect to evaluate developing alliances and making selective acquisitions to adapt to the local market and standards.

•	Extend presence in China. In order to execute our growth strategy in China, we will rely on the expansion of our existing commercial agent network, which currently consists of a permanent office in Beijing and third-party agents that cover 10 of the largest Chinese cities (Beijing, Liaoning, Shandong, Henan, Hubei, Hunan, Guangdong, Guangzhou, Yunnan and Gansu), by extending the agent model to other cities in China having at least three million residents. We selected these agents based on their experience, reputation and contacts in this target market and we compensate them on a commission basis based upon the total contract amount. Furthermore, we will continue to pursue projects funded by international agencies such as the World Bank.

Transport Sector

     Our Transport solutions include ticketing systems for railways and public transportation systems, automated toll solutions for highways, and access control and payment systems for parking. The unit is based in our Bilbao product center. In this sector, our competitors include Indra, Logica CMG, Q-Free ASA, Cubic Corporation, and Transdyn.

     Our Transport sector reported revenues of € 20.1 million in 2004, representing 6.4% of our revenues. Activity in Europe represented 81.7% of these revenues.

     Our growth in recent years has been fueled by our development of new ticketing systems for public transport services, with significant new projects in Madrid for the Madrid metro and the Spanish national railway authority, in Bilbao for the Bilbao metro and in Tianjin, China for the Tianjin Binhai Mass Transit Development Authority.

     We also provide solutions for naval transport through a joint venture with Indra and Izar, in which we hold a 50% interest.

     Strengths. Our product solutions in our Transport sector reflect the following strengths:

•	Strong presence in the Spanish market. We have assisted several customers in Spain in implementing their recent advanced infrastructure projects.

•	Comprehensive product range. We offer an innovative portfolio of solutions, including dynamic lane toll systems and unified ticketing solutions, and we are developing other solutions that we will be able to introduce in the future.

     Products. Within our Transport sector, we offer advanced solutions for railway traffic controls, toll management, ticketing, automatic vehicle identification, video surveillance, navigation systems and maritime training simulators. Our proprietary toll system products include dynamic lanes, antennae and tags for highway tolls. Our proprietary ticketing products include unified ticketing and vending machine ticketing.

•	Highway fare collection and back office:

•	SmartTOLL: an intelligent system for toll management and control for concession motorways, tunnels and bridges.

•	VidiToll: digital video system.

•	ClearingToll: clearing system for collection and management systems in tolls.

•	AVC: automatic vehicle classification system.

•	Ticketing systems:

•	MobiFast: management and control system for ticket sales and cancellations for travelers in railway stations.

•	ValTick: Transport ticket sales and cancellation management and control system for bus terminals.

•	ClearingTrans: clearing systems for ticket sales and cancellation systems in buses.

     Growth strategy. Our primary Transport priorities are to:

•	Maintain growth in Spain. We expect overall market growth will be driven by new concessions from the Spanish railway infrastructure regulatory authority, construction of new light railway lines in Alicante, Malaga and Seville and extension of subway networks in Barcelona, Bilbao, Madrid and Valencia. We expect to capture this growth in part through the continued deployment of our MobiFast and ValTick proprietary products. We hope to capture additional railway and subway projects by leveraging our proven track record in Spain.

•	Capture opportunities in China. In China, the National Highway System is projected to comprise a total of 22,000 miles of toll highways by 2015, compared to 6,000 miles in 2000. We expect Chinese authorities to adopt latest-generation technologies, which we address with a complete range of electronic toll systems. In ticketing, we expect the build-up of subway and light railway networks in Beijing and other large cities to provide an opportunity to leverage our geographic presence and our existing traffic and toll projects. We are currently taking part in subway contests and have obtained our first ticketing contract in China.

•	Enter the North American transport market. We intend to leverage our technology, the expertise we have developed in Spain and our existing commercial platform in the U.S. to develop our North American transport business. In addition, we will explore acquisitions or alliances to enhance our distribution capabilities, ensure compliance with local standards and to complete our services maintenance capacity.

•	Capture real-time process outsourcing opportunities. We intend to pursue real-time process outsourcing opportunities. Some of these may involve our facilitating a portion of the financing of specific projects and charging a fee for our services in exchange for operating certain elements of a project such as toll and ticketing systems over a period of time in connection with “Build-Operate-Transfer” projects.

Environment Sector

     Our Environment solutions include all our activities related to meteorology, water and wastewater management. This unit is based in the Seville competency center and currently conducts its business in Spain, North America, Latin America and China.

     The Environment sector reported € 27.9 million of revenues in 2004, representing 8.9% of our revenues. Activity in Europe represented 43.9% of this revenue. Activity in North America and Latin America represented 49.3% of this revenue and the remainder relates to projects in other geographies.

     Our Environment business was developed around our proprietary technical expertise in meteorology and the extension of our existing products to the water and wastewater market. We achieved critical mass through a long-standing relationship with Spain’s Ministry of the Environment, National Meteorology Institute, and Airport Authority, and we have more recently expanded this sector through initial projects in Latin America and the development of our water business in North America. In this sector, our competitors include Almos Systems BV, Vaisala oyj, Indra and Transdyn.

     Strengths. Our product solutions in our Environment sector reflect the following strengths:

•	Leadership in the Spanish market: We believe we are a market leader in Spain as we provide solutions to most of the major Spanish airports and have a strong customer base of government entities, including Spain’s Ministry of the Environment and the National Meteorology Institute;

•	Strong and growing position in North America and Latin America: We continue to expand our customer base of local utilities and airports in North America and Latin America.

•	Comprehensive product solutions. We offer comprehensive products and services solutions for water systems and strong offerings in meteorology control and monitoring systems.

     Products. Within this sector, our solutions focus on water management and meteorology applications.

•	Water Management. We offer customized water management applications to manage IT relating to water utility, operational safety, security and enterprise integration solutions requirements.

•	Meteorology Network: measures, in real time, parameters affecting water management relating to de-icing and precipitation;

•	Flood Warning System: helps to actively manage environmental information concerning flood events; and

•	Watershed Management Optimization: balances aspects of river basin ecology and economic water management such as water quality and water resource allocation.

•	Meteorology Solutions. We offer solutions for aeronautical meteorology and weather information systems. We also offer solutions for surface meteorological observation, integrating components required by these systems in one product.

•	Telvent AWOS/RWIS: weather observation systems for agriculture, aeronautical, roads and highway applications;

•	Weather Decision Support System: provides a solution for making short-term predictions and warnings and allows non-meteorologist customers to make decisions to reduce dangers due to adverse weather events; and

•	Telvent Weather Information System: manages environmental information collected and used by meteorological forecasting organizations and institutions.

     Growth strategy. Our primary Environment priorities are to:

•	Maintain growth in Spain. We will pursue opportunities to upgrade the existing systems of our customers and increase our offering of higher value-added applications such as workforce management systems and geographical information systems.

•	Increase presence in North America. We will seek to expand our presence with our current customer base and focus our expansion in the sunbelt states and in the East Coast.

Other Sector

     In addition to our targeted market sectors described above, a small percentage of our business historically has been derived from testing new business opportunities that we believe satisfy two requirements:

•	the potential to become a core sector in the future; and

•	the ability to provide access to technologies or services that can be applied in current sectors (or complement our research and development efforts).

     Our current portfolio includes opportunities in the public administration and health care sectors, including our acquisition of ICX Sistemas. In addition, we generate other revenues from opportunities we pursue in the management of mission-critical infrastructures and applications and through our data center capabilities in Madrid, Barcelona, Seville and Lisbon. We do not consider these operations to be central to our business and growth strategy going forward, but we have no present plans to discontinue them. We derived revenues of € 26.6 million from these operations in 2004, which represented 8.5% of our 2004 revenues.

Seasonality

     There is no inherent seasonality in our revenues. Historically we have experienced fluctuations in the revenues and in the cash we receive throughout the year, due to the budgetary cycles of some of our customers.

Research and Development

     Constant Investment. Our research and development planning process ensures that our research and development investments are aligned with our long-term strategic and business objectives and responds to our customers’ needs and helps to create a sustained competitive advantage.

     Product and Competency Centers. Our research and development activity is based in Calgary (SCADA and Oil & Gas applications), Madrid (Traffic applications), Seville (RTU and Electricity applications) and Bilbao (payment systems), where we have a total of approximately 140 engineers.

     Successful Track Record. Our research and development function has developed products including the OASyS DNA, our multi industry data acquisition and IT infrastructure product, RTUs for electric distribution and, most recently, the MobiFast advanced payment system for the Transport sector.

Marketing

     Our sales and marketing department is responsible for product management, account management, sales administration and corporate marketing communication. By working closely with our account management team, our product management team analyzes and identifies product and technology trends in our target markets and works closely with our research and development group to develop new products, product enhancements and product capabilities as demanded by our customers.

     Our services are predominantly sold by our direct sales force. Our sales support group works closely with our direct sales force to provide it with sales tools, technical training and on-going logistical support to facilitate its sales and support efforts. Our corporate marketing communication group is responsible for our marketing programs, including corporate and product branding, trade shows, press releases and interviews, speaker engagements, training and technology seminars, print advertising and sales and marketing materials.

     Our sales and marketing workforce is located in Europe, North America, Latin America and China. We also rely upon our alliance partner, Open Systems Control, to market our products and services solutions in China.

Intellectual Property and Proprietary Rights

     We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. We generally pursue the registration of our trademarks in all of our geographic areas, where practicable, and we seek to protect our marks against similar and confusing marks of third parties. We do not possess any patents or registered copyrights, but we do have registered marks and applications pending for registered marks in various jurisdictions in which we operate. “Telvent” is a registered community mark in the European Union. It is also registered in Mexico and there are pending registrations in North America and Brazil.

C.      ORGANIZATIONAL STRUCTURE

Our Parent Company

     The Abengoa Group is comprised of a set of diversified industrial and technology companies that provide solutions for sustainable development, the information and knowledge society, and the creation of infrastructures. The Abengoa Group provides these solutions through four business units:

•	Bioenergy;

•	Environmental services;

•	Engineering and industrial construction; and

•	Information technology.

     We and Abengoa’s subsidiary Telvent Investments, S.L. (“Telvent Investments”) comprise Abengoa’s information technology business unit. Abengoa indirectly owns 62.2% of our ordinary shares. We do not have an ownership interest in Telvent Investments. Since our inception, our results of operations have been fully consolidated by Abengoa. Abengoa is a public company headquartered in Seville, Spain, and its shares are listed on the Madrid Stock Exchange.

     We generally operate our business independently from Abengoa’s other businesses. For instance, we maintain our own sales force and lease our own premises and offices in all of our core geographic areas.

Our Subsidiaries

     The following chart shows the name and country of organization of, and our percentage ownership in, each of our significant subsidiaries.

	Country of	Percentage
Name of Subsidiary	Organization	Ownership
Telvent Energía y Medio Ambiente, S.A.	Spain	100%
Telvent Tráfico y Transporte, S.A.	Spain	100%
Telvent Brasil S.A.	Brazil	100%
Telvent México S.A. de C.V.	Mexico	100%
Telvent Canada Ltd.	Canada	100%
Telvent U.S.A. Inc.	U.S.A.	100%
Telvent Interactiva, S.A.	Spain	100%
Telvent Outsourcing, S.A.	Spain	100%
Telvent Housing, S.A.	Spain	100%

D.      PROPERTY, PLANT AND EQUIPMENT

     Facilities

     Our principal executive offices are located in Madrid, under a lease that expires in 2020. We have Data Centers in Madrid, Barcelona, Seville, and Lisbon. We categorize our other facilities as Delivery Units, Competency Centers or Product Centers.

     Delivery Units. Our Delivery Units are customer centric and geographically oriented offices responsible for the sales, service and project execution of the work under our customer contracts and are located in Houston, Texas, USA; Fort Collins, Colorado, USA; Calgary, Alberta, Canada; Madrid, Spain; Barcelona, Spain; Seville, Spain; Mexico City, Mexico; Beijing, China; and Rio de Janeiro, Brazil.

     Competency Centers. Our Competency Centers are industry-vertical centers of excellence responsible for developing and enhancing industry-specific advanced applications and solutions for our targeted sectors. These Competency Centers deliver solutions embedding product, advanced applications, business-specific knowledge, integrated third-party product (if necessary) and deployment support to the Delivery Units around the world. They are located in Seville, Spain (Energy — Electricity, and Environment); Calgary, Canada (Energy — Oil & Gas); Madrid, Spain (Traffic); and Bilbao, Spain (Transport).

     Product Centers. Our Product Centers are technology focused and develop, support and distribute specific infrastructure and other products. These products are used in our Competency Center solutions and / or our specific project implementations of the Delivery Units in meeting customer requirements of our projects. They are located in Calgary, Canada (IT Infrastructure – such as OASyS); Baltimore, Maryland (such as SimSuite Pipeline); Fort Collins, Colorado (such as ArcFM Solutions Suite); Seville, Spain (Data Acquisition Subsystems – such as RTUs); and Bilbao, Spain (Toll & Fare Collection Systems – such as Mobismart, Valtick, SATToll, WEBPark).

     Data Centers. Our data centers are buildings that we lease as a bare shell in which we install electrical facilities (including uninterruptible power supplies (UPS) and generators for power back up), air conditioning, fire protection and extinguisher systems, security (including 24x7 complete security control system and magnetic strip card controlled access, closed circuit TV’s and motion detectors), and a management system with 24x7 equipment monitoring and maintenance system (SCADA), as well as build out the interior.

     With the exception of a 1,303 square meter facility in Beijing, China that we have agreed to purchase, all of our facilities are leased. As of April 30, 2005, we had leased facilities in more than 20 locations in Europe, North America, Latin America and China. As detailed in the table below, our leases cover approximately 105,193 square meters (1,132,283 square feet) of office space.

Table of Facilities

	Square Meters	Square Feet
Location	(approx.)	(approx.)
Europe	78,546	845,459
Latin America (including Mexico)	4,741	51,028
North America	20,381	219,381
China(1)	925	9,957
Other Locations	600	6,458

Totals	105,193	1,132,283

Notes:

(1)	We have signed a purchase contract dated March 17, 2005 with Beijing Development Area Co., Ltd. to purchase a new 3-floor 1,303 square meter (14,025 square feet) office in another location in Beijing, China to establish the China Headquarters for Telvent. This purchase will be financed partially (60%) by a mortgage loan. This new facility is not included in this table.

Table of Material Leased Facilities

	Square	Square		Lease
	Meters	Feet		Termination
Location	(approx.)	(approx.)	Type(1)	Date

Madrid, Spain(2)	34,097	367,013	DU, CC, DC	Oct. 2020
Seville, Spain	6,127	65,947	DU, CC, PC	Dec. 2010
Seville, Spain	7,820	84,178	DU, CC, PC	July 2013
Seville, Spain	877	9,435	DC	Dec. 2010
Barcelona, Spain	2,511	27,028	DC	Jan. 2009
Lisbon, Portugal	5,355	57,641	DU, DC	June 2007
Houston, Texas, USA	4,476	48,177	DU, PC	Nov. 2009
Calgary, Alberta, Canada	12,477	134,300	DU, CC, PC	July 2008
Beijing, China(3)	925	9,957	DU	Nov. 2005
Río de Janeiro, Brazil	491	5,285	DU	May 2005
Mexico City, Mexico	1,022	10,997	DU	Dec. 2005
TOTAL	76,178	819,958

Notes:

(1)	DU means Delivery Units; CC means Competency Centers; PC means Product Centers; DC means Data Centers.

(2)	The current area under lease reflects the reduction in the size of the Madrid facility by 10,557 square meters (113,634 square feet) at the end of 2004.

Material Tangible Fixed Assets

Our material tangible fixed assets consist primarily of the property and plants in our Data Centers in Madrid, Barcelona, Seville and Lisbon.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     OPERATING RESULTS

     The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with U.S. GAAP, except where indicated with respect to certain information that is prepared in accordance with Spanish GAAP. It also includes information about our revenues and gross profit by sectors and geographies. The U.S. GAAP information and the Spanish GAAP information are not readily comparable.

Overview

     We are an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Europe, North America, Latin America (including Mexico) and China. Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.

     Our customers include some of the largest energy companies in the United States, Canada, Europe, Mexico, Brazil and China, some of the largest European and Latin American utilities, the traffic or transport authorities of some of the largest cities in Spain, North America, Latin America and China and a number of government environmental entities in Spain, North America and Latin America.

     Our Energy and Traffic sectors accounted for 43.9% and 30.6% of our revenues during the fiscal year ended December 31, 2003, and 39.6% and 36.6% during the fiscal year ended December 31, 2004. Our three largest geographic regions are Europe, Latin America and North America, which accounted for 53.8%, 19.7% and 11.3%, respectively, of our 2003 revenues, and 58.5%, 19.4% and 12.7%, respectively, of our revenues for 2004.

Background

     Since the incorporation in 1963 of our predecessor Sainco, now known as Telvent Energía y Medio Ambiente, we and our predecessors have been able to establish long-standing relationships with our customers in our Energy and Traffic sectors and progressively introduce new ranges of products and services solutions to the market. We and our predecessors also have developed new related sectors, such as Environment and Transport, and we and our predecessors have successfully entered new geographies, such as our entry into Mexico, Brazil and China in the 1990s.

     Since Telvent was incorporated in 2000 as the holding company for the information technology business of the Abengoa Group, there have been occasional strategic realignments of the ownership of some businesses within the Abengoa Group. In 2001, we sold Abentel Telecomunicaciones, S.A. to Abengoa, and in 2002, we acquired Telvent Housing, Telvent Factory Holding and Telvent Portugal from Abengoa.

     In June 2004, Abengoa restructured its ownership interest in Telvent by forming Telvent Corporation. Abengoa owns its entire interest in Telvent through Telvent Corporation and Siema AG, another of Abengoa’s wholly-owned subsidiaries. Telvent Corporation also owns 99.99% of the capital stock of Telvent Investments, the entity to which we sold all of our remaining minority investments, including our investment in Xfera, for a net amount of € 35.4 million in June and August 2004.

     The following table sets forth certain of our statements of operations data for the years ended December 31, 2004, 2003 and 2002.

	Year		Year		Year
	ended	Percentage	ended	Percentage	ended	Percentage	Percentage	Percentage
	December	of 2004	December	of 2003	December	of 2002	Change	Change
	31, 2004	Revenues	31, 2003	Revenues	31, 2002	Revenues	2003-2004	2002-2003
			(Euros in thousands, except percentages)
Revenues(1)	€312,571	100.0%	€257,732	100.0%	€219,435	100.0%	21.3%	17.5%
Cost of revenues(1)	245,578	78.6	202,149	78.4	180,752	82.4	21.5%	11.8%

Gross profit	66,993	21.4	55,583	21.6	38,683	17.6	20.5%	43.7%
General and administrative	21,446	6.9	18,807	7.3	18,536	8.4
Sales and marketing	10,118	3.2	9,091	3.5	3,705	1.7
Research and development	11,060	3.5	11,278	4.4	5,772	2.6
Depreciation and amortization	7,904	2.5	5,943	2.3	3,116	1.4
Impairment charges	—	—	1,589	0.6	2,290	1.0

Total operating expenses	€50,528	16.2	€46,708	18.1	€33,419	15.2
Income from operations	€16,465	5.3	€8,875	3.4	€5,264	2.4	85.5%	68.6%
Financial income (expense), net	(2,313)	0.7	(4,381)	1.7	(1,463)	0.7
Other income (expense), net	88	0.0	(665)	0.3	34	0.0

Total other income (expense)	(2,225)	0.7	(5,046)	2.0	(1,429)	0.7

Income before income taxes	€14,240	4.6	€3,829	1.5	€3,835	1.7
Income tax expense (benefit)	4,749	1.5	(809)	0.3	(1,210)	0.6

Net income before minority interest	9,491	3.0	4,638	1.8	5,045	2.3
Loss/(profit) attributable to minority interests	654	0.2	(124)	0.0	(374)	0.2
Net income	€10,145	3.2	€4,514	1.8	€4,671	2.1	124.7%	(3.4)%

Earnings per share
Basic and diluted net income per share	€0.47		€0.23		€0.23

Weighted average number of shares outstanding
Basic and diluted	21,775,752		20,000,000		20,000,000

(1)	During 2003, we implemented the requirements of FIN 46-R, “Consolidation of Variable Interest Entities” for those variable interest entities that had been created after January 31, 2003. As a result of this implementation, we recorded additional revenues and cost of revenues relating to other venturers of € 3.7 million for the year ended December 31, 2003. As of January 1, 2004, we extended the implementation of FIN 46-R to those variable interest entities that had been created prior to February 1, 2003 and to those remaining joint ventures created after January 1, 2004. The effect of this implementation was to consolidate certain entities managed under joint venture agreements for 2004. The effect of this consolidation for the year ended December 31, 2004, resulted in additional revenues of € 30.8 million relating to other venturers and additional cost of revenues of € 30.7 million relating to other venturers. The financial statements of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

Bookings and Backlog

     New contract bookings represent new contracts signed during the year, regardless of performance. New contract bookings in 2004 were € 392.0 million, an increase of € 123.0 million, or 45.7%, from new bookings of € 269.0 million in 2003. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.

     Backlog as of December 31, 2004 was € 317.0 million, an increase of € 51.0 million, or 19.2% from a backlog of € 266.0 million as of December 31, 2003. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog amounts are determined in accordance with Spanish GAAP. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.

Acquisitions

In 2003 and 2004, acquisitions had an impact on our results of operations.

Acquisition of the NMS Division of Metso (Telvent USA and Telvent Canada)

     On January 31, 2003, we acquired the NMS Division of Metso, an information technology company that provides us with a strategic position in the U.S. and Canada, for € 35.7 million in cash, including a deferred purchase price payment of € 5.2 million that we paid in January 2004.

     Accordingly, the results of operations of the former NMS Division of Metso, now renamed Telvent USA and Telvent Canada, are reflected in our results of operations in the entire year 2004, but for eleven months in our results of operations for the fiscal year 2003.

Acquisition of ICX

     On May 21, 2004, we purchased 100% of the shares of ICX, a company engaged in the development of applications and services for the public administration and health care sectors in order to take advantage of potential synergies with our current health care solutions in public health management systems. The aggregate purchase price was € 1.8 million in cash, including acquisition expenses of € 0.1 million, 50% of which we paid at closing, and 50% of which we paid six months thereafter.

     The results of operations of ICX are reflected in our results of operations for seven months in 2004, and are not reflected in the corresponding period in 2003.

Acquisition of WBU-Xwave

     On July 31, 2004, we purchased WBU-Xwave for a net purchase price paid at closing of CAD $ 2.7 million (€ 1.7 million). An additional contingent earn-out payment of CAD $ 1.0 million (€ 0.6 million) will be payable 18 months from the closing date if a revenue target is met. Formerly part of Xwave Solutions Inc. (part of Halifax-based Aliant Inc.), WBU-Xwave specializes in customized IT solutions and IT outsourcing for a variety of sectors, including oil and gas, primarily focused in Alberta, Canada.

     We believe that with this acquisition we also acquired a strong IT services and IT outsourcing business which complements our “up the hourglass” strategy, and that has provided us with established customer relationships and a talented group of IT experts, with strong industry experience and proven results. With this expertise, we believe we are better able to move beyond the traditional operations space and reach into the enterprise layer of the corporation, making it possible to provide new solutions to existing and new clients. We believe this acquisition provides us with the resources and momentum to become an important player in the provision of outsourcing IT services in Western Canada, and potentially other regions of North America as well.

Acquisition of Miner & Miner

     On December 10, 2004, we acquired 70% of the issued and outstanding shares of Miner & Miner for $7.9 million, consisting of a closing payment of $3.8 million and a deferred payment of $4.1 million that we made on April 5, 2005. Under the Share Purchase Agreement, Telvent is obligated to purchase the remaining 30% of the shares of Miner & Miner for a deferred, contingent and variable payment determined by an earn-out formula, provided that Miner & Miner meets certain minimum financial targets as of December 31, 2005. If the financial performance of Miner & Miner meets or exceeds the minimum target margins, the earn-out payment will not exceed $3.3 million. If Miner & Miner does not meet such minimum target margin, we are not obligated to purchase the remaining shares, but will have the option to purchase them.

     Miner & Miner is a developer and systems integrator of Geographical Information Systems (GIS) software for utilities. This acquisition is part of our strategy of offering seamless enterprise integrated real-time data to increase the efficiency, security and profitability of our customers in the Energy, Traffic, Transport and Environment sectors worldwide.

     Based in Fort Collins, Colorado, Miner & Miner is the developer of ArcFM, a GIS software solution for utilities that has been implemented at more than 180 utilities in North America and abroad. Since 1987, Miner & Miner has been a strategic business partner of ESRI, the market leader for GIS. Miner & Miner is also the developer of Responder, an Outage Management System, and Designer, which provides an integrated environment, on a desktop or mobile device, for work flow management, network analysis, automated layouts and job cost estimates.

Segments and Geographic Information

     For management reporting purposes, the Company’s segment results and geographic information are reported to management under U.S. GAAP. During 2004 management changed the basis of segment reporting from a Spanish GAAP basis to a U.S. GAAP basis; this has been reflected for all periods presented.

     We have five reportable operating segments. The segments are grouped with reference to the types of services that we provide and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in “other corporate operating expenses” and are not allocated to the segments.

•	Energy comprises three principal areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as traffic management systems, incident detection, intersection control and city access management systems.

•	Transport focuses on ticketing systems for railways and public transportation systems, such as automated toll solutions for highways and access control and payment systems for parking.

•	Environment provides water and wastewater management applications, as well as meteorological information system services and solutions.

In addition to the targeted market sectors described in the four segments above, some of our business historically has been derived from other operations mainly related to our real-time process outsourcing activities and is included in the Other segment.

	Year Ended December 31, 2004
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€123,469	€114,468	€20,053	€27,933	€26,648	€312,571
Gross Profit	€26,297	€19,817	€4,137	€6,856	€9,886	€66,993
Gross Margin	21.3%	17.3%	20.6%	24.5%	37.1%	21.4%

	Year Ended December 31, 2003
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€113,452	€78,809	€24,369	€19,004	€22,098	€257,732
Gross Profit	€24,068	€16,727	€4,503	€3,711	€6,574	€55,583
Gross Margin	21.2%	21.2%	18.5%	19.5%	29.7%	21.6%

	Year Ended December 31, 2002
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€84,180	€79,096	€20,976	€15,651	€19,532	€219,435
Gross Profit	€12,611	€14,572	€3,969	€2,995	€4,536	€38,683
Gross Margin	15.0%	18.4%	18.9%	19.1%	23.2%	17.6%

Energy

	Year Ended December 31,
	(Euros in thousands, except percentages)
	2004	2003	2002
Revenues	€123,469	€113,452	€84,180
Gross Profit	€26,297	€24,068	€12,611
Gross Margin	21.3%	21.2%	15.0%
Revenue growth rate over prior period	8.8%	34.8%

     Our Energy Sector revenue increased 8.8% from € 113.5 million in 2003 to € 123.5 million in 2004 due to general good business performance, including a high volume of execution of contracts. These included the six distribution control centers for Steg (Tunisia), and the Asuncion distribution network control project (Paraguay). Both, in the aggregate, contributed approximately by 5.4% of our total 2004 revenue. Our reported revenues in this sector were constrained by the increase in the average exchange rate of the Euro. Fifty-nine and seven-tenths percent of our 2004 Energy revenues were recorded in currencies other than the Euro. Also, the new business from our WBU-Xwave acquisition contributed € 2.6 million to Energy sector revenues.

     Backlog measured as of December 31, 2004 increased by 1.5% as compared to the same measure at the end of year 2003, to € 146.8 million.

     In our North American region, despite high oil prices, the increasing pressure of reduced capital budgets and customer mergers and acquisitions in the Oil & Gas industry had a negative impact in our traditional SCADA business, particularly on the Gas side. However, this effect was offset by an increase in the real-time revenue / transaction / physical flow accounting investments to meet stronger regulatory requirements (Sarbanes Oxley Act), as well as security, environmental and public safety issues, creating additional revenues for our high value added products like GMAS, Polaris and Simsuite Pipeline.

     Also, the new business from WBU- Xwave allowed us to enter in the IT Services space, reinforcing our “up-the-hourglass” strategy.

     Our revenues generated from our electric activity in our North American region grew due to the movement toward performance based rates and security, driving investment in distribution automation as a way to reduce outage frequency and duration. This leads to a trend for utilities to invest in automation and refurbishing of infrastructure assets. An example of this is our growth in RTU sales during the period.

     In 2004 our Energy sector in China remained strong, as economic growth continues to fuel demand. China continues to invest both domestically and internationally in all areas of Oil & Gas, including production, transportation (pipelines, LPG terminals) and distribution. In addition, we have seen a resurgence in investment in electric utility automation in response to increased demand from domestic, commercial and industrial users. The Oil & Gas Sector has three major customers including PetroChina, Sinopec and CNOOC. We have several ongoing projects with PetroChina. Sinopec was added as a customer in 2004 with the Luwan pipeline automation contract. Growth in the Chinese Energy Sector is well recognized, resulting in fierce competition as both foreign and domestic suppliers compete for market share.

     Our 2004 revenues in Latin America grew mainly due to the consolidation of the electric power business in Mexico, with the completion of several projects awarded in 2003 and early 2004 under the Pidiregas program for Comisión Federal de Electricidad, and the growth of the Oil & Gas activity, both in Pemex Refinación and Pemex Exploración y Producción. Our 2003 energy revenues and gross profit margin suffered in 2003 due to poor performance of our Mexican operations in 2002. At the end of 2002, we experienced turnover in the management of our Mexican business and we installed different management.

     In Brazil, our 2004 revenues in our Energy sector were negatively impacted by the changes in the Brazilian government in 2003, which also changed the legal framework for the whole market: generation, transmission and distribution. The gas sector was highly influenced by the uncertainties of this situation, since the largest consumers are the thermal plants. The change of government also affected the schedule for the approval of new generation, transmission and distribution projects.

     In 2003, the most important driver of the growth in our Energy sector was our acquisition of the NMS Division of Metso on January 31, 2003, which recorded consolidated revenues of € 41.7 million for the eleven-month period ending December 31, 2003. Now operating through our North American subsidiaries, Telvent Canada and Telvent USA, the principal products and services solutions of this division are provided to our Oil & Gas and Electricity customers. Our gross profit margin was positively affected in 2003 by the sale of more internally developed, higher value-added applications, such as GMAS, OASyS DNA and POLARIS, to our installed customer base in North America. Our reported revenue growth was constrained by the increase in the value of the Euro, our reporting currency, relative to other currencies in which our revenues in this sector, are denominated, primarily the U.S. Dollar. In 2003, 66.4% of our Energy revenues were recorded in currencies other than the Euro.

Traffic

	Year Ended December 31,
	(Euros in thousands, except percentages)
	2004	2003	2002
Revenues	€114,468	€78,809	€79,096
Gross Profit	€19,817	€16,727	€14,572
Gross Margin	17.3%	21.2%	18.4%
Revenue growth rate over prior period	45.2%	(0.4)%

     As most of our temporary joint venture consortiums are in our Traffic segment, most of the impact of the change in accounting for these consortiums is reflected in the increased revenues in this sector for the year ended December 31, 2004 over the same period in 2003. In 2004, we consolidated additional Traffic revenues of € 27.9 million relating to other joint venture partners. Excluding the effect of the change in accounting for these joint ventures, the growth between periods accounted for 9.9%.

     Good general business performance and a higher volume of contract performance also contributed to the 45.2% increase in revenues in this sector in the same year-over-year period. Most of our Traffic sector revenues derive from Euro-denominated contracts, so our performance in this sector was less affected by the appreciation of the average exchange rate of the Euro.

     Our gross margin in this sector was diminished by the effect of the consolidation of our temporary joint venture consortiums. During 2004, we consolidated additional Traffic costs of € 27.8 million relating to other joint venture partners. Taking out the effect of the change in accounting for these joint ventures, our gross margin in 2004 was 22.8%. This reflects an improvement of 1.6% over 2003.

     Backlog in this sector measured as of December 31, 2004 decreased by 1.2% to a figure of € 72.5 million. In 2004, we entered into a contract for the El Toyo project, in Almería, Spain. This is a 20-year contract valued at € 26 million for the development and maintenance of a centralized control center for managing city traffic and for the provision of value-added internet services.

     In Europe, Spain’s 2004 presidential elections and subsequent change in the governing party resulted in a delay of several of our Spanish market contracts. Although these events had a negative impact on revenue growth, the final organic growth in the sector was in line with our expectations. In the rest of Europe, however there has been a sharp increase in revenues, mainly due to the contribution of a large ITS contract in Romania worth € 9.1 million.

     In Latin America, we completed projects in Brazil such as the ITS contract for the Centrovías and Colinas highways and the Belo Horizonte UTC, all of which are achieving gross margins as expected. However, overall the activity suffered from the Municipal Elections in October, which significantly decreased public investments.

The result has been lower than expected execution progress of the Salvador de Bahía UTC contract. Notable contracts awarded include the ITS of Autopista Intervías as well as the renewal of the maintenance contract in Río de Janeiro.

     In China, following some years of stagnant activity, our Traffic sector experienced revenue growth in 2004. Notable projects include the Beijing Supercenter, a € 9.6 million project, that will allow the control of the fifth loop of the highway network of Beijing, and the award of three important contracts in the urban traffic activity: Urumqui, Xin Xiang and ErDos, for a total of € 11.4 million.

     In North America, we initiated the development of our ITS activity in the Traffic market in 2004. We registered as a local contractor for ITS projects in the State of Florida and we were selected to bid on certain projects in that State.

Transport

	Year Ended December 31,
	2004	2003	2002
	(Euros in thousands, except percentages)
Revenues	€20,053	€24,369	€20,976
Gross Profit	€4,137	€4,503	€3,969
Gross Margin	20.6%	18.5%	18.9%
Revenue growth rate over prior period	(17.7)%	16.2%

     2004 revenues within our Transport sector decreased 17.7% in comparison with 2003, due primarily to the overall economic slowdown during the second quarter in Spain, where the majority of our revenues in this sector historically have been derived. The effect of the slowdown was amplified in this sector as the majority of our Transport customers are public transport services, which are especially susceptible to delays in decision-making and postponement of the authorization of new expenditures during periods of political uncertainty (like the period following the Spanish elections in March 2004).

     As in our Traffic segment, most of our Transport sector revenues derive from Euro-denominated contracts, so our performance in this sector was less affected by the appreciation of the average exchange rate of the Euro.

     Backlog in this Sector measured as of December 31, 2004 increased by a 1,533% to a figure of € 34.3 million. This was mainly due to the increase in the bookings of new contracts in China and Spain.

     In Europe, the Spanish railway ticketing market experienced a significant consolidation process with the activation of several projects from the largest national rail operators, including key players such as Metro of Madrid, Metro of Barcelona, Metro of Bilbao, Renfe Cercanías and Euskotren, among others. Our signing of the MKII project, consisting of the modernization of the rail control system managing the entire Northwest Spanish rail network, positions us as one of the major providers in this area. These projects will help stabilize our growth in the following years.

     In China, the growth of our revenues in our Transport sector was positive, highlighted by the signing of a € 15.8 million Tianjing project. This is a contract with financing from the Spanish Government. The transition to the new governing party in Spain in 2004 has delayed this contract from taking immediate effect.

     Our revenue growth rate for the period 2002-2003 was due primarily to our multi-year research and development effort relating to the launch of our MobiFast advanced payment systems technology. Although we began selling these systems in 2002, we completed an upgrade to our MobiFast system in late 2002, which led to a more successful roll-out in 2003 and our improved results.

Environment

	Year Ended December 31,
	2004	2003	2002
	(Euros in thousands, except percentages)
Revenues	€27,933	€19,004	€15,651
Gross Profit	€6,856	€3,711	€2,995
Gross Margin	24.5%	19.5%	19.1%
Revenue growth rate over prior period	47.0%	21.4%

     Our 47.0% year-over-year increase in our 2004 revenues in our Environment sector reflects the revenue impact of several new projects that we commenced in the second half of 2003, primarily in other countries, such as Mozambique, Jordan and Bolivia. 88.5% of our Environment sector revenues were recorded in Euros, so our performance in this sector was less affected in 2004 by the appreciation of the average exchange rate of the Euro. Our gross margin also increased in 2004 compared to 2003, mainly due to better-than-expected performance in our larger contracts performed during the year.

     Backlog in this Sector increased by 14.1%, up to a total of € 17.6 million as of December 31, 2004. This was mainly due to the awarding of the contract for the Automatic Hydrological Information System (Saih) for the Duero River.

     Our overall revenue growth in this sector during 2004 was mainly due to the following facts:

•	Modernization of Meteorological Systems for Senamhi (Bolivia), a contract with financing from the Spanish Government that contributed in 2004 up to 16% of our revenues in this sector and approximately 16% of our total gross margin.

•	As we expected business with Spanish Administration increased in the second half of 2004, once the new Environmental Ministry officials appointed after the elections in March 2004 assumed their positions.

•	Better than expected results (more than 50% growth, year-over-year), in our water business in our North American region in 2004.

     The increase in revenues for the period 2002-2003 resulted from our successful delivery of systems based on our OASyS product, in combination with some specialized applications such as AWS.

Other

	Year Ended December 31,
	2004	2003	2002
	(Euros in thousands, except percentages)
Revenues	€26,648	€22,098	€19,532
Gross Profit	€9,886	€6,574	€4,536
Gross Margin	37.1%	29.7%	23.2%
Revenue growth rate over prior period	20.6%	13.1%

     Our 20.6% increase in our Other sector revenues during 2004 represents a steady growth due to further market development and our continuing evaluation of our health care IT activity. This increase reflects the organic growth in the managed services projects we provide through our real-time process outsourcing activities. Projects in this sector are conducted through Euro-denominated contracts, so our performance in this sector was not affected in 2004 by the appreciation of the average exchange rate of the Euro. Our gross margin improved due to our growth in revenues associated with our health care and public administration businesses with better margins.

     In May 2004, we acquired ICX, which has 16 years of experience in the Andalusia Hospital market (HIS — Hospital Information Systems), in order to consolidate our presence in this market and complete our portfolio of products and solutions. This acquisition added € 2.1 million to our revenues in 2004.

     In 2003, projects like the digital signature for the Andalusia Government, and the General Quality Plan of Andalusia Electronic Administration, helped us establish our strategic presence in the new Spanish Public Administration.

     Our Public Administration revenues grew in 2004, driven by two key points: classifications and contracts with the Ministries of Economy and Justice, and the beginning of the “Digital City” initiative of the Ministry of Science and Technology.

     In addition, projects like the Business Recovery Service and the Neutral Access Point for Junta de Andalucía have consolidated our market share in this region, bringing our ability to export products, solutions and knowledge to other regional governments in Spain and also to the Spanish Central Government.

     From our strategic initiatives at the beginning of 2003, when we were awarded the first project in healthcare IT, our objective has been the consolidation of our presence in this region and activity, with a focus to be one of the key players in the Diraya Project (an estimated € 100 million investment for the period 1995-2007), for all Andalusia citizens.

Geographic Information

     The following table identifies our revenues by region, the approximate percentage of revenues by region as a percentage of total revenues during 2002, 2003 and 2004, and the percentage change per selected region for the periods presented.

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2004	2003	2002	2003 - 2004	2002-2003
	(Euros in thousands, except percentages)

Europe	€182,760	€138,688	€139,712	31.8%	(0.7)%
Latin America	60,461	50,699	66,087	19.3%	(23.3)%
North America	39,767	29,126	523	36.5%	5,469.0%
China	12,970	11,486	9,186	12.9%	25.0%
Other	16,613	27,733	3,927	(40.1)%	606.2%

Total	€312,571	€257,732	€219,435

Results of Operations

Comparison of Year ended December 31, 2004 to Year Ended December 31, 2003

Revenues

Year Ended	Year Ended	Percentage
December 31,	December 31,	change
2004	2003	2003-2004
(Euros in thousands, except percentages)

€ 312,571	€ 257,732	21.3%

     The increase in our 2004 revenues was primarily due to organic growth in our business and the effect of the consolidation of revenue from our temporary joint venture consortiums, the majority of which were consolidated for the first time in 2004 due to a change in accounting (see Note 7 to our Consolidated Financial Statements). In 2004, we consolidated additional revenues of € 30.8 million relating to other joint venture partners. However, this growth was partially offset by the negative impact of approximately € 6.4 million (or 1.9% over revenues) of the translation of our non-Euro-denominated revenues due to the appreciation of the Euro against other currencies in which we generated revenues.

     In addition, our WBU-Xwave and ICX acquisitions provided € 2.6 million and € 2.1 million, respectively, in revenues in 2004.

Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)

€ 245,578	78.6%	€ 202,149	78.4%	21.5%

     Our 2004 cost of revenues increased 21.5% year-over-year. However, the cost of revenues as a percentage of revenues remained stable year-over-year. This is mainly due to the effect of the consolidation of our temporary consortiums. Cost of revenues for 2004 included € 30.7 million due to the effect of the consolidation of our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. Excluding the effect of the consolidation of our temporary consortiums, our 2003 and 2004 gross margins would have been 21.6% and 23.7% respectively, representing an increase of 2.1 points year-over-year. This was mainly due to our continuous efforts in the incorporation of more revenues from higher value-added applications with higher gross margins and the contributions of our managed services and healthcare IT businesses in our Other sector.

General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)

€ 21,446	6.9%	€ 18,807	7.3%	14.0%

After eliminating the effect of the consolidation of our temporary joint ventures, our general and administrative expenses as a percentage of revenues decreased from 2003 to 2004. This was mainly due to the cost savings that we achieved from our continuing reorganization efforts, although we also incurred additional legal and accounting costs in 2004 that partially offset such cost savings. We expect to achieve further cost savings in the near future from our continuing restructuring efforts, but we also expect to incur additional costs including internal accounting and legal costs as a result of becoming a publicly-traded company in the United States.

The impact of our stock compensation plan on our general and administrative expenses was € 2.3 million and € 0.4 million for 2004 and 2003, respectively.

Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)

€ 10,118	3.2%	€ 9,091	3.5%	11.3%

     Our sales and marketing expense increased by € 1.0 million in 2004, primarily as a result of higher advertising expenses and sales personnel costs incurred with increased business activity across sectors and geographies, especially in connection with our efforts to develop ourTraffic sector in North America. However, sales and marketing expenses decreased as a percentage of revenues, year-over-year, from 3.5% for the year 2003, to 3.2% in 2004.

Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)

€ 11,060	3.5%	€ 11,278	4.4%	(1.9)%

     Our research and development expenses decreased slightly in 2004, both in absolute terms and as a percentage of revenues. We have optimized our research and development expenses after the reorganization of our R&D department across our global operations and with the realization of synergies from the integration of the businesses that we acquired in 2003 and 2004. We intend to maintain the same level of investment in research and development as a percentage of revenues. The number of our research and development projects related to the development of higher value-added applications will increase in line with our “up the hourglass” strategy. Our “hourglass” business model, supporting our goal of sustaining revenue growth and increasing profit margins by shifting product mix toward our higher value-added applications, focuses on our belief that fewer companies provide solutions for higher value-added applications such as control systems and advanced operational applications than for lower value-added applications such as capturing field data or business application solutions.

Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)

€ 7,904	2.5%	€ 5,943	2.3%	33.0%

     The increase in depreciation and amortization from 2003 to 2004 was primarily due to the impact of the non-cash amortization expense resulting from the purchase price allocation (which consisted primarily of an adjustment in the value of intangible assets such as backlog, software technology and customer relationships) in the acquisition of the NMS Division of Metso and WBU-Xwave. The amortization expense related to intangibles arising from the purchase price allocation of these businesses was € 2.3 million in 2004 and € 1.9 million in 2003.

     Additionally, during 2004 we entered into various new capital lease agreements, mainly for computer equipment, that also impacted depreciation for the year.

Impairment Charges

     In 2003, we incurred impairment charges of € 1.6 million, related to some of our minority equity investments. In June and August 2004, we sold all of these investments to Telvent Investments at book value. Accordingly, there were no charges in 2004 with respect to any of these minority investments.

Financial Income (Expense), Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)

€ (2,313)	0.7%	€(4,381)	1.7%	47.2%

     Financial expense decreased in the year ended December 31, 2004 over the same period in 2003 due to the sale of our Xfera investment to a subsidiary of Abengoa, including all related costs; 2003 financial expenses due to the Xfera investment were € 1.9 million. In 2004, we earned interest on our proceeds from our IPO of € 0.2 million.

Other Income (Expense) Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)

€ 88	0.0%	€ (665)	0.3%	113.2%

     During 2004, we sold an equity-method investment, NAP de las Américas-Madrid S.A, recording a gain of € 88,000 on the sale. During 2003, our other expense related primarily to a non-recurring provision for surcharges and penalties.

Income Tax Expense (Benefit)

     For the year ended December 31, 2004, we recorded € 1.2 million of non-recurring tax expense, part of which was due to a valuation allowance recorded to reduce tax loss carry-forwards recognized for one of our subsidiaries, and the remainder of which was due to the effect of the write-off of deferred tax assets which will not be realized as a result of our departure from the Abengoa fiscal group. Our effective income tax rate was reduced by the research and development tax credits that we received under applicable tax laws in Spain and North America. See Note 19 to our Consolidated Financial Statements.

Net Income

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)

€ 10,145	3.2%	€ 4,514	1.8%	124.7%

     As a result of the combination of the foregoing reasons, our net income increased € 5.6 million from 2003 to 2004.

Earnings per Share

Year Ended	Year Ended	Percentage
December 31,	December 31,	change
2004	2003	2003-2004
(Euros in thousands, except percentages)

€ 0.47	€ 0.23	106.4%

     Earnings per diluted share grew to € 0.47 in 2004, or 106.4%, from € 0.23 in 2003. However, the number of shares used for the calculation was different in each period, our weighted average number of shares outstanding was 20,000,000 in 2003, and, following our IPO was 21,775,752 in 2004.

Comparison of Year ended December 31, 2003 to Year Ended December 31, 2002

Revenues

Year Ended	Year Ended	Percentage
December 31,	December 31,	change
2003	2002	2002-2003
(Euros in thousands, except percentages)

€ 257,732	€ 219,435	17.5%

     The 17.5% increase in our 2003 revenues was primarily due to our acquisition of the NMS Division of Metso on January 31, 2003. In addition, during 2003 we experienced organic growth in all sectors in which we operate. However, this growth was partially offset by the negative impact of the translation of our non-Euro-denominated revenues due to the appreciation of the Euro against other currencies in which we generated revenues. Our revenue growth was also negatively affected by the performance of our naval traffic venture. In addition, part of our revenue growth derived from an increase in our managed services due to higher adoption rates by customers of our disaster recovery solutions and an increased customer base.

Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2003	December 31,	2002	change
2003	Revenues	2002	Revenues	2002-2003
(Euros in thousands, except percentages)

€ 202,149	78.4%	€ 180,752	82.4%	11.8%

     Our cost of revenues as a percentage of revenues decreased from 2002 to 2003 by 4.0 percentage points. The NMS Division of Metso, which now operates through our North America subsidiaries, Telvent Canada and Telvent USA, generates more revenues from higher value-added applications with higher gross margins relative to most of the rest of our business. The 2003 decrease in our cost of revenues was also due to lower costs, particularly those costs associated with the delivery of our managed services solutions. We also reduced our 2003 cost of revenues as a result of our restructuring efforts. Our cost of revenues from non-Euro-denominated expenses was lower than it otherwise would have been as a result of the translation of our non-Euro-denominated costs due to the appreciation of the Euro against other currencies.

General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2003	December 31,	2002	change
2003	Revenues	2002	Revenues	2002-2003
(Euros in thousands, except percentages)

€ 18,807	7.3%	€ 18,536	8.4%	1.5%

     General and administrative expenses decreased as a percentage of revenues from 2002 to 2003 due to the effect of the consolidation of revenues from our temporary consortiums. In absolute terms, general and administrative expenses increased due to the acquisition of the NMS Division of Metso, as well as from increased use of professional services. These increases were partially offset by cost savings that we achieved from our restructuring efforts.

Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2003	December 31,	2002	change
2003	Revenues	2002	Revenues	2002-2003
(Euros in thousands, except percentages)

€ 9,091	3.5%	€ 3,705	1.7%	145.4%

     Our 2003 sales and marketing expense increased by approximately € 5.4 million, or 1.8 percentage points as a percentage of revenues, as compared to 2002, primarily as a result of higher advertising expenses and sales personnel costs incurred as a result of the acquisition of the NMS Division of Metso. Excluding our acquisition of the NMS Division of Metso, our sales and marketing costs were relatively constant.

Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2003	December 31,	2002	change
2003	Revenues	2002	Revenues	2002-2003
(Euros in thousands, except percentages)

€ 11,278	4.4%	€ 5,772	2.6%	95.4%

     Our research and development expenses increased in 2003, both in absolute terms and as a percentage of revenues, as compared to 2002, due to the acquisition of the NMS Division of Metso. The increase in research and development expenses from 2002 to 2003 as a percentage of revenues is the result of the higher research and development expenses of the NMS Division of Metso relative to the rest of our business. Excluding the impact of the acquisition, our research and development expense was relatively constant over the period.

Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2003	December 31,	2002	change
2003	Revenues	2002	Revenues	2002-2003
(Euros in thousands, except percentages)

€ 5,943	2.3%	€ 3,116	1.4%	90.7%

     The increase in depreciation and amortization from 2002 to 2003 was primarily due to the acquisition of the NMS Division of Metso, which has a higher level of depreciable assets than the rest of our business. Depreciation and amortization expense increased, in part, by €1.9 million due to the impact of the purchase price allocation from that acquisition, which consisted primarily of an adjustment in the value of intangible assets such as backlog, software technology and customer relationships. Excluding the impact of the acquisition, our depreciation and amortization would have been constant from 2002 to 2003.

Impairment Charges

     In 2002 and 2003, we incurred impairment charges of € 2.3 million and € 1.6 million, respectively, related to some of our minority equity investments. In June and August 2004, we sold all of these investments to Telvent Investments at book value. Accordingly, we do not expect to incur any charges in the future with respect to any of these minority investments.

Financial Income (Expense), Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2003	December 31,	2002	change
2003	Revenues	2002	Revenues	2002-2003
(Euros in thousands, except percentages)

€ (4,381)	1.7%	€(1,463)	0.7%	199.5%

     2003 financial expense increased, as compared to 2002, in part, by € 1.9 million due to expenses related to the cost of guarantees amounting to € 35.8 million in connection with our Xfera investment and certain investment commitments. We transferred these obligations to Telvent Investments in June 2004 in conjunction with our sale of the Xfera investment to it at a sale price of € 26.4 million and we have no further obligations relating to the Xfera Investment. Telvent Investments is an indirect subsidiary of Abengoa and is not one of our subsidiaries. Financial expense also increased by € 0.8 million due to debt incurred to finance our acquisition of the NMS Division of Metso. In addition, financial expenses increased as a result of the appreciation of the Euro against the U.S. Dollar from 2002 to 2003. [Our non-Euro-denominated monetary assets exceeded our non-Euro-denominated liabilities during these periods]. These increased costs were partially offset by lower interest rates on our variable rate obligations. See “Item 5 — Liquidity and Capital Resources.”

Other Income (Expense), Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2003	December 31,	2002	change
2003	Revenues	2002	Revenues	2002-2003
(Euros in thousands, except percentages)

€ (665)	0.3%	€ 34	0.0%	(2,055.9)%

     The € 0.7 million increase in other expense from 2002 to 2003 primarily resulted from a non-recurring provision for surcharges and penalties. Other expense also includes gains and losses from disposals of fixed assets.

Income Tax Expense (Benefit)

     In 2002 and 2003, our income tax benefit was € 1.2 million and € 0.8 million, respectively. Our effective income tax rate was reduced by the research and development tax credits that we received under applicable tax laws in Spain and North America in both 2002 and 2003. In addition, we received tax benefits because of the tax loss carry-forwards from certain of our subsidiaries. See Note 19 to our Consolidated Financial Statements.

Net Income

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2003	December 31,	2002	change
2003	Revenues	2002	Revenues	2002-2003
(Euros in thousands, except percentages)

€ 4,514	1.8%	€ 4,671	2.1%	(3.4)%

     For the foregoing reasons considered together, our net income decreased from 2002 to 2003 by € 0.2 million.

Earnings per Share

Year Ended	Year Ended	Percentage
December 31,	December 31,	change
2003	2002	2002-2003
(Euros in thousands, except percentages)

€ 0.23	€ 0.23	(3.4)%

Impact of Inflation

     We have not historically been materially affected by inflation in our core geographies.

Seasonality

     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. We historically have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.

B.     LIQUIDITY AND CAPITAL RESOURCES

Liquidity

     Management believes that our available cash and cash equivalents (including the net proceeds that we received from our IPO) and cash flow from our ongoing operations will be sufficient to finance our working capital for the foreseeable future. If we have a need in the future for additional liquidity, we will seek to obtain additional or increased lines of credit from Abengoa or third-party lenders.

     Operating Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2004	2003	2002	2003 - 2004	2002-2003
	(Euros in thousands)

Net cash provided by (used in) operating activities	€ 25,059	€ 4,432	€ 6,280	465.4%	(29.4)%

     For the year ended December 31, 2004, net cash provided by operating activities was € 25.1 million, compared with net cash provided by operating activities of € 4.4 million for the year ended December 31, 2003. We had € 6.0 million of non-cash adjustments to net income for the year ended December 31, 2004, including depreciation and amortization charges of € 9.0 million, compared with € 17.5 million of non-cash adjustments to net income, including € 5.9 million of depreciation and amortization charges, for the year ended December 31, 2003. We also included a non-cash adjustment of € 0.9 million related to a foreign currency exchange loss reflected in our consolidated statement of operations due to the impact of the appreciation of the Euro against other currencies on our monetary assets and liabilities compared with € 3.5 million for year ended December 31, 2003. Additionally, we included € 2.3 million in 2004, due to the charge related to the stock compensation plan. Working capital and temporary joint ventures provided € 9.6 million of our operating cash for the year ended December 31, 2004 compared with € 17.7 million used for the year ended December 31, 2003. The increase in operating cash for the year ended December 31, 2004 was mainly due to the decrease in our accounts receivable of € 8.2 million, in our increase in billing in excess of cost and estimated earnings on uncompleted contracts of € 5.2 million and the incorporation of the temporary consortiums’ working capital of € 8.1 million. These changes were partially offset by an increase in our unbilled revenues of € 10.8 million and the decrease in our accrued and other liabilities of € 8.0 million.

     Net cash provided by operating activities in 2003 was € 4.4 million. For the year ended December 31, 2003, we had € 17.5 million of non-cash adjustments to net income as a result of depreciation and amortization charges of € 5.9 million, as well as asset impairment charges of € 1.6 million related to certain of our minority investments carried at cost. We also recorded a non-cash adjustment of € 3.5 million related to a foreign currency exchange loss reflected in our consolidated statement of operations due to the impact of the appreciation of the Euro against other currencies on our monetary assets and liabilities. In 2003, operating activities reflected our recognition of the carry-forward of net operating tax losses, which resulted in a € 4.4 million non-cash tax benefit in our consolidated statement of operations. Working capital used € 17.7 million of our operating cash, mainly driven by the significant decrease in our accounts payable, related parties and other assets, billing in excess of cost and estimated earnings on uncompleted contracts and accrued and other liabilities and the increase in unbilled revenues, which was partially offset by the use of our receivables factoring program and a decrease in our work in process, as reflected in a decline in our inventory balance.

     Net cash provided by operating activities in 2002 was € 6.3 million. For the year ended December 31, 2002, we had € 9.1 million of non-cash adjustments to net income as a result of depreciation and amortization charges of € 4.1 million, as well as asset impairment charges of € 2.3 million related to certain of our minority investments carried at cost. Additionally in 2002, we recorded non-cash tax costs of € 2.6 million in our consolidated statement of operations, principally related to the recognition of the carry-forward of net operating tax losses which we expect to be able to use to reduce our future tax obligations. This translated into a non-cash adjustment in our statement of cash flows of the same amount. These non-cash adjustments were partially offset by a € 7.9 million decrease in our working capital, mainly driven by our increase of € 17.8 million in accounts receivable, inventory and unbilled revenue as a consequence of the growth in our continuing operations, which in turn were partially offset by a € 10.0 million increase primarily in our accounts payable and amounts due from related parties, billing in excess of cost and estimated earnings on uncompleted contracts and accrued and other liabilities.

     Investing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2004	2003	2002	2003 - 2004	2002-2003
	(Euros in thousands)

Net cash provided by (used in) investing activities	€ 13,538	€ 19,895	€ (93,078)	(31.9)%	78.6%

     Net cash provided by investing activities in 2004 was € 13.5 million. This amount was mainly driven by our acquisitions of ICX , WBU-Xwave and Miner & Miner, for a total cash outlay of € 7.0 million. During year 2004, we received € 35.9 million from the sale of investments (substantially all of which related to the sale of our Xfera investment for € 25.6 million and to the sale of Telvent Factory Holding to another Abengoa subsidiary for € 7.9 million). We also incurred € 4.9 million of capital expenditures mainly related to the build-out of our facilities and data centers.

     Net cash provided by investing activities in 2003 was € 19.9 million. This amount is related primarily to our acquisition of the NMS Division of Metso for € 35.7 million, including acquisition expenses of € 3.3 million and the deferred purchase price payment of € 5.2 million. The deferred purchase price was paid in January 2004. We financed this acquisition from various sources described in greater detail below. In addition, we received the € 49.7 million previously held in a cash collateral account related to our investment in Xfera. During 2003, we used € 1.1 million to purchase available-for-sale securities including our € 1.0 million investment in Viryanet. In 2003, we also incurred € 3.5 million of capital expenditures related to the build-out of our facilities and data centers. Additionally, we loaned € 5.9 million in 2003 to related parties under our reciprocal credit agreement.

     Net cash used in investing activities in 2002 was € 93.1 million. This amount was mainly driven by our acquisition of our interests in Xfera, Telvent Housing, Telvent Portugal and Telvent Factory Holding. In connection with our € 25.0 million investment in Xfera, we were initially required to deposit € 49.7 million in a cash collateral account in conjunction with guarantees for the then-existing future funding commitments for Xfera. As a result of the reorganization of Abengoa Group companies we acquired Telvent Housing, Telvent Portugal and Telvent Factory Holding from Abengoa for a total amount of € 10.8 million. In 2002, we incurred a total of € 19.8 million of capital expenditures related to the building of our facilities and data centers. Additionally, we sold a total of € 1.2 million of equipment at book value to a party under common control. Accordingly, there was no gain or loss as a result of the transaction. During the year, we received € 11.1 million from related parties under our reciprocal credit agreement which was subsequently used to finance our capital expenditures.

     Financing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2004	2003	2002	2003 - 2004	2002-2003
	(Euros in thousands)

Cash (used in) provided by financing activities	€ 11,883	€ (25,057)	€ 104,973	147.4%	123.9%

     Cash provided by financing activities in 2004 totaled € 11.9 million. During 2004, we repaid € 30.2 million of debt owed to Abengoa mainly incurred in connection with the acquisition of Xfera and we repaid € 16.8 million of short-term and long-term debt mainly incurred in connection with the acquisition of the NMS Division of Metso. Additionally, during 2004, we received € 60.5 million of net proceeds from our IPO.

     Cash used in financing activities in 2003 totaled € 25.1 million. During this period, we repaid to Abengoa the entire € 49.7 million of cash collateral that had been held in escrow as security for guarantees made in relation to our investment in Xfera and we also repaid € 25.0 million of amounts owing from our initial investment in Xfera. We received € 14.0 million from Abengoa as reflected in the amount due from related parties to repay a portion of short-term indebtedness that we incurred in connection with our acquisition of the NMS Division of Metso. We also received € 20.0 million from Abengoa to fund a potential equity investment in a business that we ultimately determined not to make. In 2003, we borrowed € 16.9 million mainly to complete the financing of the purchase price of the NMS Division of Metso and to finance other working capital requirements. These amounts were subsequently repaid to Abengoa in the first quarter of 2004. During 2003, we paid dividends of € 6.2 million.

     Cash provided by financing activities in 2002 totaled € 105.0 million. We received the majority of this amount through our reciprocal credit agreement with related parties. In particular € 25.0 million was provided by Abengoa in connection with our investment in Xfera, which we subsequently repaid to Abengoa in 2003. Additionally, we received € 49.7 million from Abengoa which was held in escrow for the financing of future funding commitments for Xfera. We received € 32.2 million from short-term debt used to finance our working capital requirements and long-term debt which we used to reduce amounts due to related parties. The long-term debt we received supported several lease-back agreements. Additionally, during 2002 we repaid € 15.4 million of our short-term debt reflecting a substantial portion of our working capital financing. During 2002, we paid dividends of € 8.4 million.

     Our cash at December 31, 2004, December 31, 2003 and December 31, 2002 was € 80.5 million, € 27.7 million and € 32.7 million, respectively. We consider all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents. See Note 2 to our Consolidated Financial Statements.

     In addition, in 2002 we had € 49.7 million of restricted cash due to a cash collateral account we needed to maintain in connection with our Xfera investment. Our requirement to provide this cash collateral account was eliminated in July 2003, and so we had no such restricted cash at December 31, 2003. At December 31, 2004, we had € 8.0 million in restricted cash, which served as collateral securing certain guarantee obligations that we assumed during the normal course of business. See Note 2 to our Consolidated Financial Statements.

     As a corporate policy, we try to optimize working capital so that our projects are cash-flow positive over their life cycles. We achieve this result by factoring our receivables under agreements that we have with various financial institutions. We do not factor any of our North American receivables at this time, in part due to the pledge of receivables under Telvent Canada and Telvent USA financing arrangements. With respect to those receivables we do factor, which includes substantially all of our Spanish receivables, we have entered into several accounts receivable factoring arrangements under which we recorded the accelerated receipt of € 65.0 million of cash for the year ended December 31, 2004, € 51.9 million for the year ended December 31, 2003 and € 44.4 million for the year ended December 31, 2002. We sell, on a revolving and non-recourse basis, some of these trade account receivables. We account for these transactions as sales because we relinquish control of the pooled receivables. Accordingly, pooled receivables sold under these facilities are excluded from receivables on our balance sheet. We do not retain any beneficial interest in the sold pooled receivables. See Note 2 to our Consolidated Financial Statements.

     Credit Arrangements and Loan Facilities

     The following discussion is a summary of our current credit arrangements and the material loan facilities of our subsidiaries.

     Abengoa Credit Arrangement. On April 20, 2004, we established a new bilateral credit arrangement with Abengoa which replaced the prior credit arrangements that we and our subsidiaries had with Abengoa. Under this new arrangement, we and Abengoa have agreed that we may borrow funds from or lend funds to each other, from time to time upon not less than one day’s notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either we or Abengoa may elect not to make loans to the other. This arrangement has an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party. Our net credit line receivable under this arrangement as of December 31, 2004 was € 20.8 million, after giving effect to the use of € 25.6 million of proceeds from our disposition of our Xfera investment, and € 65.8 million remained available to us as of this date. See “Capitalization.” We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder. The terms of our prior arrangements with members of the Abengoa Group were substantially the same as this arrangement except the prior arrangements involved many of our subsidiaries, were € 90.0 million in aggregate and created firm, and not optional, lending commitments from all involved parties.

     ABN Amro Loan Facility. We also participate in a loan facility with ABN Amro Bank under which Abengoa, certain subsidiaries of Abengoa and certain of our subsidiaries are borrowers and we and certain of our subsidiaries and certain other Abengoa subsidiaries are guarantors. The total amount of this credit facility is € 50.0 million. Of that overall maximum borrowing amount, our subsidiaries have a sub-limit of € 30.0 million, Abengoa has a sub-limit of € 20.0 million, and the other Abengoa subsidiaries collectively have a sub-limit of € 15.0 million. We may use that sub-limit for letters of credit, sureties, import financing, rebate financing, bank overdrafts (up to € 3.0 million), and guarantees; however, the availability of our € 30.0 million sub-limit is subject to the usage of this facility by other members of the Abengoa Group. The joint and several guarantee of our subsidiaries and us under this facility is limited to amounts borrowed by any of our subsidiaries under this facility, and does not extend to any amounts borrowed by any members of the Abengoa Group other than us. This facility provides for interest rates and fees as agreed to by the parties from time to time based on the type of credit extended by ABN Amro under the loan facility. This facility terminates upon notice by any of the parties. We pay ABN Amro fees of 0.6% of the outstanding amount of bid bonds per year and 0.7% of the outstanding amount of performance bonds per year. As of December 31, 2004, the maximum amount of this facility to which we were assured access was € 30.0 million.

     Telvent Canada: Telvent Canada has two separate credit facilities with LaSalle Bank. Both facilities were obtained on May 2, 2003, in part to finance our acquisition, through Telvent Canada, of the NMS Division of Metso. Each of these facilities is secured by a first lien on all of the assets and capital stock of Telvent Canada and its wholly-owned subsidiary, Telvent USA. We refer to these facilities as Facility A and Facility B. Until Facility A and Facility B are repaid, Telvent Canada may not pay a dividend and we will be unable to factor any receivables of Telvent Canada or Telvent USA. See Note 14 to our Consolidated Financial Statements.

     At Telvent Canada’s option, interest on the facilities accrues using either LIBOR or Base Rate indices plus an applicable margin. This margin is determined based on a debt coverage ratio calculation, which is tested quarterly. The facilities are secured by a first lien on all of the assets and capital stock of Telvent Canada and its subsidiaries. The facilities are cross-collateralized and provide for cross-defaults. As of March 31, 2004, Telvent Canada was in breach of one of the quarterly covenant requirements in its credit facilities with LaSalle Bank. As of June 11, 2004 it received a waiver for the covenant breach as of March 31, 2004. The waiver also included a reduced covenant requirement as of June 30, 2004, which Telvent Canada satisfied. However, as of June 30, 2004, Telvent Canada would have been in breach of the original covenant, if applicable. As of September 30, 2004 the original covenant requirement was applicable and will remain in place for the duration of the credit facility. As of September 30, 2004 and December 31, 2004, Telvent Canada has met the covenant requirement. Additional information regarding the facilities is set forth below:

     Facility A:

     Facility A is a secured revolving line of credit up to $8 million (or its equivalent in Canadian dollars), and may be used for working capital and general corporate purposes and for the issuance of letters of credit based on a monthly borrowing base formula that is determined as a percentage of eligible accounts receivable and inventory at Telvent Canada Facility A provides for quarterly payments of interest and the payment of all outstanding principal on or before March 31, 2008. Telvent Canada’s ability to borrow under Facility A will be based on a monthly borrowing base formula determined as a percentage of eligible accounts receivable and inventory.

     As of December 31, 2004, $ 2.7 million was available and $ 5.3 million was outstanding under Facility A based on this formula.

     Facility B:

     Facility B is a secured delayed-draw term credit facility in the amount of $5.5 million (or its equivalent in Canadian dollars). The principal amount of outstanding loans in respect of Facility B shall be repaid in equal quarterly installments plus interest based on a five-year amortization schedule commencing on August 1, 2003 and expiring on or before March 31, 2008. Telvent Canada is required at the end of each fiscal year to allocate excess cash flow to the amounts outstanding under Facility B.

     Telvent Canada borrowed $ 3.4 million under Facility B in connection with the closing of the acquisition of the NMS Division of Metso on January 31, 2003 and borrowed the remaining $2.1 million under Facility B on January 31, 2004. As of December 31, 2004, $ 1.3 million was available under Facility B.

     Telvent Housing: Telvent Housing has financings on the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility. As of December 31, 2004, € 11.2 million was outstanding under these facilities. These facilities mature on various dates, ranging from May 30, 2006 to April 7, 2007. In addition to the installation facilities, Telvent Housing also obtained a loan from Fortis Bank on March 6, 2003 in the amount of € 10 million, which loan is secured by equipment and fixture assets. This loan matures on September 1, 2006, bears interest at the twelve-month EURIBOR rate plus 1.25% and provides for repayment in equal monthly installments of € 207,000 and a final payment at maturity of € 1.5 million. As of December 31, 2004, the amount of outstanding principal under this loan was € 5.3 million. Abengoa is a guarantor of these facilities.

     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate our risk by requiring our sub-contractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of December 31, 2004, we had € 109.7 million of these obligations outstanding.

Capital Resources

     We expect that our principal uses of funds for the next several years will include acquisitions, joint ventures, new product development, interest and principal payments on our indebtedness, net working capital increases and capital expenditures, including research and development activities. We intend to finance our growth objectives through cash generated by our business activities and proceeds we received from our IPO. Management believes available resources are sufficient to fund our business for the foreseeable future.

     We have signed a purchase contract dated March 17, 2005 with Beijing Development Area Co., Ltd. to purchase a new, three-floor, 1,303 square meter (14,025 square feet) office in another location in Beijing to establish the China headquarters for Telvent. The total purchase price is 9,383,821 Rmb: 8,219,177 for the building and 1,164,644 for improvements. Forty percent of the purchase price will be paid at closing, and the balance will be financed by an eight-year mortgage (at a 5.58% interest rate).

     In the future, we may become involved in “Build-Operate-Transfer” projects if the trend toward outsourcing certain activities by our potential customers continues to evolve. In these transactions, we would be required to fund an equity investment in projects. These equity investments would increase our need for capital.

Critical Accounting Policies and Estimates

     Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements for fiscal years 2002, 2003 and 2004, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     An understanding of our accounting policies for these items is critically important to understanding our consolidated financial statements. The following discussion provides more information regarding the estimates and assumptions used for these items in accordance with U.S. GAAP and should be read in conjunction with the notes to our consolidated financial statements.

================================================================================

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	revenue recognition;

•	consolidation of variable interest entities;

•	valuation of financial investments and other-than-temporary impairment;

•	stock-based compensation; and

•	goodwill and intangible assets.

Revenue Recognition

     We provide services to our customers under contracts that contain various pricing mechanisms and other terms. These contracts generally fall into one of the following categories:

•	products and services solutions — which are typically long-term contracts (in excess of a year) and maintenance contracts in the Energy, Traffic, Transport and Environment sectors; and

•	managed services — which includes leasing arrangements, maintenance, monthly fixed-rate contracts, fixed-rate hourly contracts, and research and development activities funded by government agencies and other third parties.

     We recognize revenue when the following four basic criteria are met:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed or determinable; and

•	collectibility is probable.

     For products and services solutions contracts, revenue is recognized in accordance with the provisions of Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” In general, SOP 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as our work progresses. We use the cost-to-cost method to measure our progress towards completion. This method relies on estimates of total expected costs or total expected hours to complete the construction service, which are compared to costs or hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date.

     Because these estimates may require significant judgment, depending on the complexity and length of the services, the amount of revenues and profits that have been recognized to date are subject to revisions. If we do not accurately estimate the amount of costs or hours required or the scope of work to be performed, do not complete our projects within the planned periods of time, or do not satisfy our obligations under the contracts, then revenues and profits may be significantly and negatively affected and losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

     For our managed services contracts, we recognize revenue earned on the leasing, maintenance, and monthly fixed-rate contracts on a straight-line basis over the term of the contract. For contract arrangements under which there is a fixed-rate per hour charge, we record income based on time incurred to date.

     We include amounts received for research and development activities in unearned income, and amortize such amounts into income in the period during which the services are performed and the revenue is earned.

     In contracts for both products and services solutions and managed services, we may bill the customer prior to performing the service, which would require us to record unearned income. In other contracts, we may perform the service prior to billing the customer, which would require us to record unbilled revenue.

Consolidation of variable interest entities

     Following the issuance of FIN 46 Consolidation of Variable Interest Entities, as revised in December 2003 by FIN 46-R, we consolidate certain joint venture arrangements or Union Temporal de Empresas (“UTEs”) as described in Note 7 to our Consolidated Financial Statements. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, we consolidate those joint ventures where we are the partner most closely associated with the joint venture.

     Determination of whether a de facto agency relationship exists between us and the other venturers because of transfer restrictions is based upon the facts and circumstances of each agreement and requires judgment to assess the substance of the restriction, and in particular whether or not the “restricted party” has the ability to realize or manage its economic interest in the UTE and the reasons and economic rationale behind the restrictions placed on that party. A different interpretation or assessment of the restriction may lead to a conclusion that a de facto agency relationship does not exist and may mean that certain UTEs would not need to be consolidated under FIN 46-R.

     Once we have determined that a de facto agency relationship does exists, further judgment is required to identify which party is the primary beneficiary. Under FIN 46-R, as the venturers in a UTE are exposed to a majority of the UTE’s expected losses and expected residual returns, one of the venturers must be deemed to be the primary beneficiary, and the party in the group that is most closely associated with the UTE will be deemed to be the beneficiary. This is based on an analysis of all relevant facts and circumstances, including the nature of the relationships between, and activities of, the parties involved. A different interpretation of these facts and circumstances or different assessment of who is most closely associated with the UTE could result in a conclusion that a different venturer is the primary beneficiary and in that case we would not consolidate that UTE.

Valuation of Financial Investments and Other-than-Temporary Impairment

     We regularly monitor all of our minority investments in other businesses (which are generally recognized in our financial statements as long-term investments) for changes in fair value and record impairment when we judge a decline in fair value to be other-than-temporary. An investment is considered impaired if its estimated fair value is less than its carrying value. When an investment appears to be impaired, we evaluate whether the impairment is other-than-temporary. An other-than-temporary decline in fair value is generally considered to have occurred if it is probable that the decline in value will not be recovered.

     When market quotations are not readily available because of the nature of the security or illiquid market conditions, we estimate the fair value based primarily on a review of the business conditions affecting the company in which we have invested and other external indications of value. Determining the fair value where there is little or no market liquidity is a subjective process involving significant management judgment because of inherent uncertainties related to the actual future performance of the entity in which we have made the investments. Changes in various assumptions used in our analyses can result in significant changes in valuation. We update our assumptions on an ongoing basis based on changes in market conditions.

     Determining whether a decline in fair value is other-than-temporary often involves estimating the outcome of future events and accordingly requires significant management judgment. We consider various factors, both subjective and objective, in determining whether we should recognize an other-than-temporary impairment charge. As a primary indicator of other-than-temporary impairment, we consider the duration and extent to which the fair value is less than our book value coupled with our intent and ability to hold the investment for a period of time sufficient to allow us to recover our investment. Our assessment of other-than-temporary impairment focuses primarily on specific factors, such as operational and financing cash flows, and business and financial outlook. We incorporate the impact of any credit enhancements in our assessment. Broader industry and sector performance indicators are also evaluated. Based on information available as of each balance sheet date, we determine if other-than-temporary impairment exists. New information or economic developments in the future could lead to additional impairment.

     If we believe that the impairment of a security or other investment is other-than-temporary, the amount is recognized as a realized loss and the carrying value of the investment is written down to fair value. Once we have recognized an other-than-temporary impairment, we do not adjust the carrying value of the investment for any subsequent increases in fair value.

     Specifically in our determination as to whether an other-than-temporary impairment existed in our investment in Xfera we looked at criteria such as:

•	the ability of Xfera to adjust its business plans to the changes in the market for UMTS services and the extent to which we deem those plans to be realistic,

•	internal valuations that have been performed by Xfera,

•	the ability of Xfera to obtain vendor financing,

•	the valuation trends of quoted companies operating in the Spanish mobile telephony markets,

•	the transactions in the shares of Xfera among the consortium members and the extent to which these transactions would be representative of transactions at the same date between willing buyers and sellers in the market.

Stock-Based Compensation

     Under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa to buy ordinary shares of Telvent from Abengoa. The shares sold under the stock purchase plan contained certain performance and vesting features. The performance feature within the arrangement contains a clause whereby the Abengoa can call portions of the shares sold if the performance criteria are not met. The performance criteria are tied to the achievement of cumulative and individual annual budgets in the first three years of the plan. Furthermore, in the absence of a public listing of our shares, the plan participants could sell the shares back to Abengoa based on a formula value. Such repurchase feature expired at the time of our IPO.

     Furthermore, in March 2004, various employees, including our managers, were granted additional shares under the stock compensation plan. The shares were accounted for as a formula value stock plan in accordance with paragraphs 97 to 98 of EITF 00-23 until the date of our IPO.

     We have applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25’’), and related interpretations in accounting for our formula based stock purchase plans described above. We recognize compensation expense in earnings at the balance sheet date based on a formula, with the exception of shares granted after January 1, 2003, where compensation expense has been recognized based on the excess, if any, of the fair-value of our stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. For ordinary shares sold to employees after January 1, 2003, we estimated the fair value of our stock at the date of sale on the basis of the midpoint of the expected price range for a public share offering less a 15% discount. The allocation of a discount was due to the non-marketability of the shares as a result of the absence of a public market in 2003.

     After our IPO, the variable nature of the stock-based compensation plans reverted to a fixed plan, apart from where performance conditions still had to be met by the employees, in which case the related plans continued to be variable after the date of the IPO. For plans considered “fixed plans” after the date of our IPO, the remaining deferred compensation is being expensed over the remainder of the vesting period. For plans which continue to be variable, the deferred compensation cost and resulting compensation expense will be adjusted to the market value of the shares as of each balance sheet date.

     As the adoption of SFAS No.123R has not yet come into effect, we , as allowed by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, have elected to continue to utilize the accounting method prescribed by APB 25. See Note 20 to our Consolidated Financial Statements.

Goodwill and Intangible Assets

     Goodwill is tested for impairment at least annually at a reporting unit level and written down when impaired. We test goodwill for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. See Notes 10 and 11 to our Consolidated Financial Statements.

     We recorded goodwill in relation to our acquisitions of the NMS Division of Metso, WBU-Xwave and Miner & Miner. We have selected December 31 as the date as of which we will perform our annual goodwill impairment tests. No impairments were recognized for the years ended December 31, 2004 and 2003.

     We have also recorded intangible assets with finite lives in relation to our acquisitions of the NMS Division of Metso, WBU-Xwave and Miner & Miner. These comprise contract backlogs, software licenses, software technology and customer relationships. We based the value of these intangible assets on an independent valuation report. We are amortizing the intangible assets over their estimated useful lives which are two years for contract backlogs, four years for software licenses, five years for software technology and ten years for customer relationships. If our estimates of useful lives were to change, we would be required to accelerate the amortization charge recognized in earnings. We review the carrying value of our finite life intangibles for impairment loss when ever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability assessment involves considerable estimates of future cash flows in association with recorded finite life intangibles. If these estimates or related assumptions change in the future, we may be required to record impairment charges for our finite life intangible assets. Finally, we recorded an indefinite-life intangible asset in the purchase of Miner & Miner. This “brand name” intangible is not amortized but is instead tested annually for impairment. See Note 10 to our Consolidated Financial Statements.

Recent Accounting Pronouncements

     In December 2004, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (revised ) (SFAS 151). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for us for the year 2006. We do not expect the adoption of SFAS 151 to have a material impact on our financial statements.

     In December 2004, the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (SFAS 123R). SFAS 123R requires that companies expense the value of employee stock options and other awards. SFAS 123R allows companies to chose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. On April 15, 2005, the SEC issued a Final Rule amending the compliance date of SFAS 123R. Thus, SFAS 123R will be effective for us beginning January 1, 2006. SFAS 123R will have an impact upon adoption, as we will be required to record the fair value of the shares purchased by employees under the Abergoa stock compensation plan. The expected impact is approximately the same as the pro forma amount, disclosed in the “Stock Compensation Plan” section of Note 2 to our consolidated financial statements.

     In December 2004, the FASB issued Financial Accounting Standard No. 153, Exchanges of Non-Monetary Assets (SFAS 153). SFAS 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for us for non-monetary exchanges occurring after July 1, 2005. We do not expect the adoption of this standard to have a material impact on our financial statements.

C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

          We have made investments of € 5.8 million, € 11.3 million and € 11.1 million in research and development in 2002, 2003 and 2004 respectively. In 2004, we continued to invest aggressively in technology, innovation and research to support our strategic position as a Global RealTime IT Company. To accommodate a geographically distributed R&D environment, we fully deployed our universe model in which product and competency centers, working cooperatively and systematically, support strategically-positioned, geographically-diverse delivery units. Product Centers provide infrastructure technologies and system architectures that underpin all Telvent solutions while Competency Centers develop high-value-added, industry specific, advanced realtime and strategic business process applications. The Competency Center applications can be deployed on a stand-alone basis in concert with Product Center infrastructure products. Complementing the product and competency center structure, we also allocate a substantial investment in pure research that typically utilizes a public funding component.

Energy Sector

     The global market trends for SCADA and infrastructure IT continues to confirm our major R&D investment in OASyS DNA as the underpinning for our Electric Utility, Gas Pipeline and Utility and Liquids Pipeline automation and the corresponding advanced applications for those markets. Focusing on OASyS DNA infrastructure, our 2004 R&D efforts continued to focus on the security architecture, enterprise integration and robustness of the Microsoft Windows-based OASyS DNA product. As well, continued investment in the integration of the DMS application suite for the electric industry has proven successful, with major new orders in North America and North Africa. The acquisition of Miner & Miner in 2004 has yet to draw on R&D for integration between OASyS and ArcFM, however, we anticipate those R&D investments to ramp up in 2005. SimSuite Pipeline, our hydraulic simulation and modeling product, continued to represent some R&D investment in 2004, particularly in reducing the “cost to deploy”, These investments have now made SimSuite Pipeline the product of choice for major customers like CLH in Spain and Chevron Texaco in the USA. Finally, new orders for POLARIS, pipeline operations, logistics and revenue information system in 2004 have been supported with only minor architectural product development R&D investments in 2004. These investments have established the product firmly in both the liquids and gas markets globally.

Traffic Sector

     Our new range of electronic toll collection products – Tags (OBE) and Antennas – did not contribute to 2004 revenues as the official standardization process delayed the commercial products launch until the end of the fourth quarter 2004. The product has successfully passed the official certification and standardization tests including:

•	The European interoperability PISTA Project

•	The German laboratory TÜV

•	Financial Institutions including Euro 6000 and Sermepa

     We will continue with the development of new traffic applications based on artificial vision. We believe this technology in this urban traffic application has a promising future in our technology development for this sector.

Transport Sector

     R&D investments made during 2004 in products such as WebPark and Event Access Systems have allowed us to recover our position with key customers such as the Spanish municipalities and some private operators.

     We believe that our investment in automatic fare collection (ticketing) R&D in 2004 has contributed to new contracts for the supply and maintenance of customers’ ticketing systems. In the next years, we expect to expand our activities to all Spanish clients and increase our market share in China and the U.S.

     In our railway activity, the E&M SCADA developed on the OASyS platform for railway infrastructures control has allowed us to enter the international market, and to consolidate our portfolio of Transport products which will prove to reduce overall costs of product maintenance and deployment.

Environment Sector

          R&D investment increased significantly in 2004, mainly in the development of new value-adding weather forecasting applications required in the Senamhi (Bolivia) project, and the advanced road weather information systems (RWIS), that are expect to generate revenues in 2005.

D.     TREND INFORMATION

Energy

     Due to several big power failures in the Spanish Distribution Network during the summer of 2004, the Spanish government put pressure on the electric distribution and transmission companies to urgently increase investment in their infrastructure to secure their distribution networks. Although this resulted in only a small increase in our 2004 revenues, we estimate that Spanish Companies’ increased investments in their transmission and distribution networks will continue during 2005 and the following years, and may cause an on-going increase in our revenues in our Energy sector electricity subsector, due to our high market share in this area.

     In North America, we have seen a movement towards performance-based electricity rates delivery systems and security, driving investment in distribution automation as a way to reduce outage frequency and duration. We expect this will lead to a trend for utilities to invest in automation and refurbishing of infrastructure assets. Our acquisition of Miner & Miner at the end of 2004 represented a significant addition to our strategy in this area, increasing our visibility in the IT market space and consolidating our integrated solution offerings to include enterprise GIS, work flow and outage management.

     Regarding our Oil & Gas activity, we anticipate continuation of the 2004 trend in our North American region of shrinkage in our traditional SCADA business. As a result, we expect that increases in revenues from our higher margin or our “up-the-hourglass” solutions, value-added services and new segments/customers will be required in order to support our growth strategy.

     In Latin America, overall, political and thus economic instabilities have delayed or reduced previously anticipated investment in infrastructures, and could affect our future business in the region, mainly in Bolivia and Argentina. However, in Brazil, the electrical distribution utilities have received financing support from BNDES, and are now resuming their investment programs. In Brazil, in our Oil & Gas activity, Petrobras has started to invest in the new gas pipeline in the Amazon region and the pipeline network that links the north and the south of the country. We hope that these developments might create new opportunities for our company.

     In Mexico there is a trend toward the automation of new storage and distribution terminals (Simcots), which we believe could stimulate important growth in our Oil & Gas sub-sector.

Traffic

     In Europe, our traffic activity in Spain is well consolidated with a market share close to 30%. – much of which corresponds to long term maintenance service contracts that should provide future recurring income and higher margins. Our expected growth is based on new governmental investments aimed at increasing traffic safety: new interurban radar networks, new violations enforcement , technology improvement and updating of urban control centers for provincial capitals, shadow toll projects for new highways and in Spain, ITS Administration investments for control and management of the Spanish highway network.

     In North America, during 2005, organic development of the traffic sector should continue while we aim to achieve our first ITS contract in this market. At the same time we will continue to thoroughly analyze the technological barriers which are likely to be solved by in-house R&D, joint ventures or selective acquisitions

     In Latin America, the Brazilian government’s delay in awarding concession contracts for its “Autopistas de Peaje Federales” which were expected in late 2005, as well as the Administration’s general lack of resources for investment in the public sector, are expected to yield unrepresentative growth prospects for the full fiscal year 2005. However, our business in Brazil will also be supported by existing maintenance contracts, which provide recurring income. We expect the toll sector will remain unchanged compared with 2004.

     In Mexico, we are looking to maintenance contracts, upgrades of existing UTC systems in the major cities (Guadalajara and León), and new applications “up the hour glass”, like our ITACA application, to increase our business activity in this strategic country. Finally, we expect a reactivation of the toll sector in Mexico, with tender processes for new toll road concession contracts that should generate opportunities in 2006.

     In China, new contract prospects are extremely positive. We expect the project execution volume in China for 2005 to consist of the Beijing Supercenter project, the final execution of the Fushun project and the beginning of the Xin Xiang y Urumqui projects. During the year the Xin Xiang and Urumqui contracts, as well as the most recently awarded of the ErDos UTC, should help us increase our business activity significantly over 2005. We also have identified upcoming large contract tenders for which we plan to compete. However, as the number of projects financed by the Chinese government increases, we expect stronger local competition from Chinese companies in the next years.

Transport

     In our European region, the total volume of ticketing projects in Spain already tendered or awaiting tender, for which we plan to compete, in the short term exceed € 50 million. Among the most important projects are the expansion of all the metro lines and the new Metro North of Metro Madrid, the full ticketing system of the “Ferrocarriles de Vía Estrecha” (FEVE) in Northern Spain, and RENFE’s tendering of station accesses in the region of Asturias and the cities of Bilbao and Barcelona, together with the automatic ticketing vending machines (ATVM) for the entire network.

     After the successful performance of our first Contact-Less Integrated Fare Collection trial projects for Metro Bilbao (“BARIK”) and fare integration at multimode stations in Metro Madrid and RENFE Cercanías, we are well positioned as the leader in fare integration for the Spanish market. During the following years, these key customers are expected to invest in projects to deploy this technology in their broader network. If we are able to achieve this, together with our positive view on growth in public surface transportation, buses and trams, and our development of proprietary technology will allow us to access larger fare integration projects (metro, rail and bus), in Madrid and Bilbao. This should also lead us to successfully export this technology to the rest of the geographical regions in which we operate.

     In North America, in the fourth quarter of 2004, we began the analysis of the possibilities of commercializing our ticketing and SCADA control systems for the US railway market. During 2005 we will look to identify commercial opportunities and define a mid-term strategic plan to enter this market.

     In China, the market is expected to experience significant growth. The award to us of the Tianjin project in 2004 marked our first ticketing project in this market and will contribute to a significant volume of activity in 2005, thus providing important sector references for prospective projects for which we plan to compete, including the modernization of all the metro lines planned for the 2008 Beijing Olympic Games.

Environment

     In our European region we achieved a heightened market position when we won the bid for the contract for the Automatic Hydrological Information System (Saih) for the Duero River at the end of 2004.

     In our North American region, we see positive signs for 2005, with many projects being tendered in the first half of the year as a result of pressures to reduce cost and improve quality in this sector and in this region. We have detected an attractive initiative in the Canadian market envisaging the roll out of a nationwide Remote Weather Information Systems network (“RWIS”) aimed at improving road maintenance through enhanced weather forecasting. We hope that this will provide an opportunity to introduce our product and solutions portfolio in this region. The first project, for the Department of Infrastructure and Transportation of the government of the Province of Alberta, was awarded to Telvent Canada in April, 2005.

     In China, we are foreseeing a great opportunity in the meteorological applications for airports. This is being boosted by the enormous investment plans in airport infrastructure throughout the country. Our effort will be in positioning our products and solutions in a region in which we have not get obtain any references historically.

Real-time Outsourcing opportunities

     In 2004 we established an internal BOT / Concessions business development group with the intention of participating in projects where private financing, or Public-Private Partnerships (“PPP”) would allow us to leverage both our technical and financial experience, effectively widening the breadth of opportunities. This year was fundamentally spent on structuring our approach, market analysis and project identification. In 2005 is positive as we see an increase in projects geared towards the BOT / concession model, particularly in the North American market.

     In the Energy and Environment business we will continue to participate in the RWIS tenders across Canada, consolidating our position in this business and market, while at the same time looking for other opportunities to leverage the BOT / concession business model.

     The Traffic and Transport sector offers the most promising growth opportunities as governmental agencies experience a decreasing level of funding for critical projects such as roads versus an increasing need for new infrastructure in general. This trend favors the greater use of the PPP model, which is quite developed in many parts of the world.

E.     OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

Performance Guarantees

     In the normal course of business we provide performance guarantees in the form of performance bonds to our customers that obligate us to fulfil the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. We request similar bonds from sub-contractors to mitigate this risk. These performance bonds are generally not drawn upon as we usually successfully complete the contract or renegotiate contract terms.

Financial Guarantees

     At December 31, 2004, we had guarantee obligations to third parties totalling € 5.0 million . Included in that amount was a bank guarantee in the amount of € 3.0 million given in connection with the deferred payment of the Miner & Miner acquisition, which was made on April 5, 2005 and the guarantee is therefore discharged.

     At December 31, 2003 certain of our subsidiaries had guarantee obligation of € 500 million in connection with Abengoa syndicated loan facility. On October 26, 2004, as a consequence of our IPO, we and our subsidiaries were released as guarantors and obligors under that facility.

     In addition, in June 2004 we transferred to another company within the Abengoa Group a guarantee of € 33.3 million in connection with the Xfera transaction, as described in the notes to the December 31, 2003 financial statements. Therefore, we no longer have this guarantee obligation.

     As of December 31, 2004, we maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Resource	Liabilities
	(In thousands)
Performance guarantees	€109,685	€1,748	€—
Financial guarantees	4,985	—	2,986

	€114,670	€1,748	€2,986

     The maximum potential payments represent a “worst-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset our payments under guarantees.

Product Warranties

     We provide warranties in connection with all of our sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years, depending on the contract, and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, we have not incurred any material costs associated with servicing our warranties and therefore, we do not accrue for such costs.

Options

     At December 10, 2004, Telvent acquired a majority equity stake in Miner & Miner. Telvent acquired approximately 70% of the issued and outstanding shares of Miner & Miner. As part of the agreement, Telvent has a call option to purchase the remaining 30% of the shares of Miner & Miner. The option expires on December 31, 2005. The Company is able to exercise the option if the sellers performance does not meet a minimum target level, which is based on a financial performance formula applicable through December 31, 2005. If the minimum target levels are not met, then the Company can exercise the option to purchase the remaining shares for US$2,644 (€ 1,986). If the conditions are met, Telvent will be obligated to purchase the remaining 30% of the shares. The price paid is subject to a formula based on financial performance, but will not exceed US$ 3.3 million (€ 2.5 million).

     In addition, the shareholders have a put option which expires on January 1, 2008. This put option can be exercised if the minimum target financial performance is not met, or under other conditions relating to changes in shareholder composition. If the put option is exercised, Telvent will be required to purchase the shares at a formula amount based on financial performance, however, payment cannot exceed US$ 2.3 million (€ 1.7 million). If the put option is not exercised when applicable event occurs, Telvent will have a new call option to purchase the remaining 30% for 5% more than the put option purchase price, however, the price cannot exceed US$ 2.4 million (€ 1.8 million). The call option will expire 90 days after it is first exercisable.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2004, we had the contractual obligations set forth in the following table:

	Payments Due by Period
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
		(in thousands)
Contractual Obligations
Long-term debt	€26,083	€9,208	€16,875	€—	€—
Short-term debt	18,748	18,748	—	—	—
Notes payable	2,986	2,986	—	—	—
Capital lease obligations	6,090	1,960	4,130	—	—
Operating lease obligations	48,929	9,322	27,617	11,990	—
Other long-term liabilities	10,432	1,686	7,519	644	583
Purchase obligations	42,128	42,128	—	—	—

Total	€155,396	€86,038	€56,141	€12,634	€583

     As of December 31, 2004 the total amount of contractual obligations was € 155.0 million.

     We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements where we commit to future purchases of services from unaffiliated and related parties, and request deposits from our customers. This table does not include our short-term debt.

     Long-term debt includes the total amount outstanding under long term financing arrangements and is more fully discussed in Note 15 to our Consolidated Financial Statements.

     Capital lease obligations include the amounts owed to third parties in connection with facilities, equipment and machinery acquired under capital. Operating and capital lease obligations are more fully discussed in Note 18 to our Consolidated Financial Statements.

     Purchase Obligations include any agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

     Other long-term liabilities include the total amount outstanding under government loans, customer deposits and other payments due to suppliers and are more fully discussed in Note16 to our Consolidated Financial Statements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     On April 30, 2005, our directors and senior management were:

			Expiration
			of Director
Name	Age	Position	Term
Manuel Sánchez	41	Director, Chairman and Chief Executive Officer	2007
HRH Carlos de Borbón	67	Director	2008
Miguel Cuenca	56	Director	2005
Eduard Punset	68	Director	2005
Javier Salas	57	Director	2005
José B. Terceiro	61	Director	2005
Cándido Velázquez-Gaztelu	69	Director	2005
José Ignacio del Barrio	43	Vice President Business Development and Investor Relations
Ana María Plaza	37	Chief Financial Officer
Larry Stack	52	Chief Technology Officer
Bárbara Zubiría Furest	29	Chief Audit Officer
David Jardine	62	Vice President North America
Dai Yue	41	Vice President — China
Luis Rancé	62	Vice President — Mexico
Marcio Leonardo	53	Vice President — Brazil
José Montoya	58	Vice President — Traffic & Transport

			Expiration
			of Director
Name	Age	Position	Term
Philip Goulet	53	Vice President — Oil & Gas and Water, North America
Ignacio González-Domínguez	37	Vice President — Electricity & Environment

     Manuel Sánchez — Director since January 2002, Chairman and Chief Executive Officer. Mr. Sánchez joined Telvent in 1989 as a software engineer. In 1995, he became Telvent México’s General Manager. In 2000, he was promoted to the position of General Manager of Telvent Energía y Medio Ambiente, a subsidiary of Telvent. In 2001, Mr. Sánchez was named our Chief Executive Officer. Mr. Sánchez is also Chairman of GIRH, Abengoa’s human resources outsourcing subsidiary, since 2002. Mr. Sánchez was appointed as our Chairman in April 2004. He is also one of two joint directors of each of Telvent Investments, which is the Abengoa entity to which we transferred our ownership interest in our minority investments during 2004, and Telvent Corporation, which is our majority shareholder. He holds a degree in Industrial Engineering from ICAI Madrid and a degree in business administration (IPADE, Mexico). He also serves as a director of ViryaNet.

     His Royal Highness Carlos de Borbón — Dos Sicilias y Borbón Parma — Director since January 2003. His Royal Highness has served as a board member of several companies, including CEPSA (a Spanish fuel company) and Iberpistas (the Spanish tollway operator). He also sponsors and presides over various foundations, including Banesto, San Benito de Alcántara (the Spanish Nature Conservation Foundation) and the Foundation for the Protection of the Environment. At present, he is the President of the Patronage of the Navy Museum and President of the Spanish Nobleman Association. HRH Carlos de Borbón earned a law degree from Complutense University (Madrid, Spain).

     Miguel Cuenca — Director since November 2000. Mr. Cuenca was Secretary of the National Industry Institute (INI) from 1985 until 1992. INI is the Spanish state-owned holding company that holds all of the shares in governmental entities and state-owned companies in Spain. He also has been a Member of the Economic and Social Council of the European Union (1990-1992) and Vice-President of Iberia Airlines of Spain (1993-1995). Currently, he is President of the Innovation and Technology Wood Managing Commission Foundation and is a contributor to several newspapers and TV programs. Mr. Cuenca has a law degree from Complutense University (Madrid, Spain), and an MBA from IESE Business School of the University of Navarra (IESE) in Barcelona, Spain.

     Eduard Punset — Director since November 2000; Member of the Audit Committee. Mr. Punset has written several books and co-authored others about the impact of technology on business growth. At present, he is a professor for several institutions and manages REDES, a television program about scientific publications. He is chairman of Agencia Planetaria (a multimedia science production company). From 1969 to 1974 he was a senior member of the International Monetary Fund, and represented the IMF in the Caribbean. He was also the Deputy Director of Economic and Financial Studies for the Banco Hispano Americano and from 1980 to 1981 he was Spain’s Minister for Relations with the European Union. Mr. Punset has a law degree from the University of Madrid, and received degrees in Monetary Economy at l’Ecole de Hautes Etudes of the Sorbonne and a Master of Sciences from London University.

     Javier Salas — Director since November 2000; Chairman of the Audit Committee. Mr. Salas was General Manager of Corporate Management at INI from 1988 until 1990 and was later promoted to President. He was Chairman of Iberia Airlines of Spain from 1993-1995. At present, he is a board member and member of the administration council of several companies including GED Iberian Private Equity SGERC (private equity), Gate Skate SGERC, GED Capital Development, S.A. (venture capital), and Optimiza Gestión Integral de Flotas, S.A. He is also a member of the Advisory Committee of the Banco Privado Portugues (banking and financial services) and Axioma, Inc. He serves as the President of the Environment and Companies Foundation and is a director of Saga Servicios Financieros (banking and financial services). Mr. Salas has been president of the Professional Cleanliness Company Association since 2001. Mr. Salas has an economics degree from University of Málaga, Spain.

     José B. Terceiro — Director since November 2000; Member of the Audit Committee. Mr. Terceiro is a professor of Applied Economics at Complutense University (Madrid, Spain). Mr. Terceiro is Chairman of the Board of Advisers of Abengoa, S.A. and Bioetonal Galicia, S.A. and is a board member of the Prisa Group, Abengoa, Union Fenosa, Iberia Airlines of Spain and Aberdeen International Fund. He previously held several Spanish government offices, including Undersecretary of the Cabinet Office, General Director for Libraries and Books, the National Education Advisor and Vice-President of the Center for Constitutional Studies. He is a

member of the Economic and Social Council of Spain. In addition, Mr. Terceiro has also been a professor at several other universities in Spain and abroad, including the Universidad de La Havana, and developed the program of the North-American Universities for the University of Madrid. From 1983 until 1999, Mr. Terceiro was the advisor of the Academic Board of the Royal College Complutense at Harvard.

     Cándido Velázquez-Gaztelu — Director since November 2000. Mr. Velázquez-Gaztelu was Chairman of Tabacalera S.A. from 1973 to 1988 and was Chairman of Telefónica, S.A. (the main Spanish telephone company) from 1989 to 1996. Currently, he is an advisory board member of Abengoa and Accenture (management and technology consulting) and is a board member of Adolfo Domínguez (clothing design and manufacturing), Wisdom Lux (an entertainment company), Zenith Media (media planning and buying agency) and Worldbest Cigars. He is also president of the Spanish Autism Confederation. Mr. Velázquez-Gaztelu graduated from Granada University in Law and Social Studies and holds an MBA from IESE (Barcelona, Spain).

     José Ignacio del Barrio — General Manager of Telvent, Vice President Business Development and Investor Relations. Mr. del Barrio is responsible for business development and investor relations at Telvent and has worked for Abengoa and Telvent since July 1988. Mr. del Barrio started his career in Telvent as a Project Manager for large-scale strategic projects in Africa and Latin America in the Communications Division and was later promoted to Director of the International Department. In 1993, he was named Telvent Mexico’s General Manager. After three years in Mexico, he took the position of Sales and Marketing Director of Telvent Energía y Medio Ambiente S.A. and in 1998 he was named Managing Director of the Communications Division. In 2001, he was named Telvent’s General Manager, where he founded and held executive positions in Telvent Housing, Telvent Datahouse and Telvent Interactiva. Mr. del Barrio is also one of two joint directors of each of Telvent Investments, which is the Abengoa entity to which we transferred our ownership interest in our minority investments during 2004, and Telvent Corporation, which is our majority shareholder. Mr. del Barrio graduated with a degree in Telecommunications Engineering from UPM (Madrid, Spain), and holds a degree from the Business Administration Program from IESE (Barcelona, Spain).

     Ana María Plaza — Chief Financial Officer. Ms. Plaza joined Telvent in 1999 as its Financial Controller and Internal Audit Manager and became CFO in 2001. From September 2003 to April 2004, she held the position of Audit and Consolidation Director in Abengoa. Prior to joining Telvent, Ms. Plaza spent four years at the Audit and Consolidation Corporate Department of Abengoa. She also worked for PricewaterhouseCoopers from 1991 to 1995. Ms. Plaza holds an MA in Economics from Cordoba University and an Executive MBA from IESE (Madrid, Spain).

     Larry Stack — Chief Technology Officer and Telvent North America Vice President, Marketing and Technology. As Chief Technology Officer, Mr. Stack is responsible for the coordination of product research, technology development and product management on a global level and also for the strategic marketing activities of Telvent North America. Beginning in 1986 at Valmet (later known as Metso Automation), a leading international automation company, Mr. Stack held various project, research and development management and executive positions for 15 years. Mr. Stack received a degree in Electronics Engineering Technology (with Honors) from the Southern Alberta Institute of Technology.

     Bárbara Zubiría Furest — Chief Audit Officer. Before joining Telvent in 2005, Ms. Zubiría Furest worked as a manager in the Global Offering Services (GOS) group of Deloitte & Touche in Madrid, Spain, focusing on U.S. and international reporting and SEC compliance. She also worked as a financial auditor for 3 years, both for Arthur Andersen in Miami, Florida and then in Madrid, and for KPMG in Miami. Ms. Zubiría Furest earned a Bachelor of Business Administration, cum laude, with a specialty in accounting, and a Master of Science (Accounting and Auditing) from Florida International University in Miami, Florida. She is licensed as a Certified Public Accountant (CPA) by the State of Florida.

     David Jardine — President and Chairman of Telvent North America. Mr. Jardine has led the Calgary based-unit, which we acquired in 2003, since 1987. Previously, he was Vice President of Westronic Inc., which manufactured automation products for the electric utility market and was subsequently sold to GE Power Systems. Mr. Jardine received a degree in Electrical Engineering from the University of Manitoba and holds an MBA from the Haskayne Business School of the University of Calgary.

     Dai Yue — Vice President — China. Mr. Dai joined Telvent in July 2002. Previously, he spent thirteen years as Chief Representative in China and Director of Projects for MQM, S.A. and two years with IBG Group as General Manager, where he specialized in industrial projects in China, including petrochemical, machine tools, defense, energy, water and waste treatment. Mr. Dai holds an MS in communications and a Master’s degree in Spanish culture from Beijing Foreign Study University of China.

     Luis Rancé — Vice President — Mexico. Mr. Rancé joined Telvent in 1990 at the time of incorporation of our Mexican subsidiary. Prior to joining us, he spent five years running his own energy management systems business. Before that, he spent 24 years with the main power utilities in México: Luz y Fuerza del Centro (LYF) and Comisión Federal de Electricidad (CFE), both government utilities, where he held various executive operations positions. Mr. Rancé has a B.S. degree in electrical and mechanical engineering from Universidad Autónoma de México (UNAM), and a Master’s degree in Power Systems from Pennsylvania State University.

     Marcio Leonardo — Vice President — Brazil. Mr. Leonardo has held his current position since 2001. Prior to joining us, he spent 17 years managing his own engineering company, which was a supplier to the industrial automation market in Brazil. Mr. Leonardo was also previously a Professor in the Electrical Department of the Catholic University of Minas Gerais and he has held different board positions at the Brazilian Electrical and Electronic Industry Association. He holds a B.S. degree in electrical and electronic engineering from the Federal University of Minas Gerais and a specialization degree in industrial electronics from the Catholic University of Minas Gerais.

     José Montoya — Vice President — Traffic and Transport. Mr. Montoya has held his current position since 1989. Currently, he is a member of the board of directors of several of our subsidiaries. He is also the Vice- Chairman of the Spanish Traffic Organization (PEMTRA); Vice-President of the Spanish Road Association and a member of the Road Safety National Council, to which he was appointed by the Department of the Interior of Spain. Mr. Montoya graduated in engineering from the Universidad Politécnica de Linares and also holds an MBA from IESE (Madrid, Spain).

     Philip Goulet — Vice President — Oil & Gas and Water, North America. In addition to serving as Vice President — Oil & Gas, Mr. Goulet, who joined the company in 1981, leads the Telvent North America energy business. Before assuming responsibility for the North American energy business, Mr. Goulet was Vice President of Customer Solutions. He graduated with a degree in Electrical Engineering from Southern Alberta Institute of Technology, Calgary, Canada.

     Ignacio González-Domínguez — Vice President —Electricity & Environment. Mr. González-Domínguez joined us in 1990 as a Project Engineer participating in key control systems projects. From 1995 to 1998, he worked as an engineer and Project Manager for the Electrical Sector. In 1998, he was promoted to the position of International Proposals Department Manager, which he held until 1999, when he was named Telvent Mexico’s General Manager. In 2002, he was named General Manager of Telvent Energy and Environment. Mr. González- Domínguez holds an honors degree in Industrial Engineering, with a specialization in electricity, from Seville University and an MBA from San Telmo’s Institute (Seville).

B.     COMPENSATION

Senior Management and Director Compensation

     For the year ended December 31, 2004, we paid aggregate directors’ fees plus meeting allowances and consulting fees of approximately € 95,313 to our directors (including €32,452 paid to former directors of Telvent GIT, S.A., and € 1,615 in meeting allowances paid to our chief executive officer, who does not receive any other additional compensation for his service as a director), and we paid aggregate compensation (including salary, bonus and in-kind benefits) of € 1,878,798 to the eleven members of our senior management listed above. These figures include accruals for contingent or deferred compensation.

Certain Transactions and Relations

     During 2004, Mr. Terceiro received € 50,500 in board and consulting fees from Abengoa, and Mr. Velázquez-Gaztelu received fees in the amount of € 70,121 for services rendered to Abengoa as a consultant and member of its Board of Advisors.

     During 2004, H.R.H. Mr. Carlos de Borbón received € 49,576 in consulting fees from Telvent Corporation, S.L.

Stock Compensation Plan

     Under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa, before our IPO, to buy our ordinary shares from Abengoa. Such purchases were financed by bank loans guaranteed by Abengoa, and the ordinary shares purchased by the participating employees are pledged as collateral to the lenders. In addition, the participating employees and Abengoa entered into call option agreements that provide that Abengoa, in certain circumstances (including certain events of non-continuation of employment), is entitled to buy back the employee’s shares at a price equal to the amount paid by the employee plus the interest on the loan guaranteed by Abengoa in favor of the employee.

     The ordinary shares sold under the stock purchase plan contained certain performance and vesting features. There are two different vesting schedules. Under one schedule, 15% of the shares vest on the earlier of the third anniversary of their acquisition or an initial public offering of our shares, and 85% vest on the fifth anniversary. Under the other schedule, 15% of the shares vest on the earlier of the third anniversary of their acquisition or an initial public offering of our shares, 35% vest on the fifth anniversary of the purchase and 50% vest on the seventh anniversary of the purchase. Under these vesting features, 15.0% of the ordinary shares sold vested in 2004, 17.0% of the ordinary shares sold will vest in 2006, and 68.0% of the ordinary shares sold will vest in 2008.

     Also, each participating employee was required to enter into a non-competition agreement with us for a period of five years from the date of his or her purchase agreement. Mr. Sánchez purchased 370,000 shares under this plan and the rest of our senior management team purchased an additional 766,800 shares. In connection with our IPO, Mr. Sánchez and certain other senior managers sold some of these shares to the underwriters through the underwriters’ partial exercise of their overallotment option. As noted above, Abengoa guaranteed the bank loans used by our senior management team to purchase our shares from Abengoa, but we did not arrange either the loan or the guarantee.

     We do not believe that Abengoa will enter into any further such agreements regarding our ordinary shares.

C.     BOARD PRACTICES

Responsibilities and Terms

     Under Spanish law, the board of directors of a Spanish corporation is responsible for management, administration and representation in all matters concerning our business, subject to the provisions of the bylaws and resolutions adopted at general shareholders’ meetings by a majority vote of the shareholders. Although we are not required to have a majority of our board consist of independent members under applicable Nasdaq listing standards because we are a “controlled company” pursuant to those standards, we will endeavor to appoint a majority of the members of the board of directors from outside of our company. Three of our seven current directors (Messrs. Cuenca, Punset and Salas) are independent under applicable Nasdaq listing standards.

     Directors are elected by our shareholders to serve five-year terms. A director may be re-elected to serve for an unlimited number of terms. If a director does not serve out his or her entire term, the board of directors may fill the vacancy by appointing a shareholder as a replacement director to serve until the next general shareholders’ meeting, when the appointment may be ratified or a new director to fill the vacancy is elected or replaced. A director may resign or be removed (with or without cause) from office by a majority vote of the shareholders at a general shareholders’ meeting. As a result of these five-year terms, not all of our directors will be elected each year, and in some years none of our directors will stand for election. Information about how long each of our current directors has served as a director, and when his term expires, is set forth in Section 6.A. above.

     Under Spanish law, the board of directors may delegate its powers to an executive committee or other delegated committee or to one or more executive officers, unless the shareholders, through a meeting, have specifically delegated certain powers to the board and have not approved the board’s delegation to others. We have not established an executive committee, but may do so in the future. Spanish corporate law provides that resolutions appointing an executive committee or any executive officer or authorizing the permanent delegation of all, or part of, the board’s power require a two-thirds majority of the members of the board of directors. Certain powers provided in Spanish corporate law may not be delegated, including the drafting of the financial statements and the proposal for its approval by the shareholders at their annual meeting, disapproval of which would prohibit the filing of the company’s annual accounts in the Mercantile Registry of Madrid.

     None of our directors have any contracts with us, including our subsidiaries, providing for benefits upon termination of their services as directors.

Audit Committee

     Our Audit Committee, which we established in January, 2003, reports to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relative to the adequacy of our internal accounting controls. At this time, our Audit Committee is responsible for the oversight of our relationship with Abengoa, including the approval of the terms and conditions of transactions between Abengoa and us. The members of the Audit Committee are Messrs. Salas, Punset and Terceiro. Messrs. Salas and Punset are independent in accordance with Nasdaq’s listing standards and the independence requirements of the SEC. Under applicable Nasdaq listing standards and SEC rules, we are not required to have a fully-independent Audit Committee for one year from the effective date of our IPO. By the first anniversary of our IPO, all of our audit committee members will be independent as required by Nasdaq and SEC independence requirements. The chairman and financial expert on the Audit Committee is Mr. Salas. Under Spanish law, shareholders have the authority to approve the engagement of the auditors for an initial period of at least three years up to a maximum of nine years. Our external auditors are appointed by our shareholders at each annual shareholders’ meeting.

          Our Board of Directors has adopted an Audit Committee Charter for the Audit Committee. A copy of such charter, as amended, is available on our website at www.telvent.com. On March 30, 2005, our Board of Directors approved a set of amendments to our Audit Committee Charter to clarify and expand it.

Nominating and Compensation Committees

     We expect to establish a Nominating Committee and a Compensation Committee by July 2005. The Nominating Committee will be responsible for nominating directors and establishing criteria for selecting and evaluating board members and management. The Compensation Committee will be responsible for reviewing the performance and establishing the compensation of the chief executive officer and our other senior executive officers. We expect that the members of each of these committees will be independent in accordance with Nasdaq’s independence requirements for such committees.

D.     EMPLOYEES

     We had the following number of employees as of the dates and in the functional areas specified in the following table:

	As of December 31,
	2004	2003	2002
Sales and marketing	198	197	173
Research, development and innovation	256	140	85
Management and administration	374	252	198
Engineering and integration	1,584	1,527	1,188

Total employees	2,412	2,116	1,644

     Our employees were located in the following geographic areas as of the dates specified in the following table:

	As of December 31,
	2004	2003	2002
Europe	1,518	1,465	1,430
North America	601	437	—
Latin America	259	182	183
China	34	32	31

Total employees	2,412	2,116	1,644

     A significant portion of the growth in the number of our employees from 2002 to 2003 resulted from our acquisition of Telvent Canada and Telvent USA on January 31, 2003. A significant portion of the growth in the number of our employees in North America from 2003 to 2004 resulted from our acquisitions of WBU-Xwave and Miner & Miner. From time to time, we employ independent contractors to support our research and development and marketing departments.

E.     SHARE OWNERSHIP

     The following table sets forth certain information regarding beneficial ownership of our ordinary shares by each of our executive officers and each of our directors as of April 30, 2005.

		Percentage of
	Total Shares	Ordinary
Name of Beneficial Owner(1)	Beneficially Owned	Shares(2)
Directors and Executive Officers
Manuel Sánchez	333,000	1.14%
Carlos de Borbón, Prince of Spain	—	—
Miguel Cuenca	—	—
Eduard Punset	—	—
Javier Salas	—	—
José B. Terceiro	—	—
Cándido Velázquez-Gaztelu	—	—
José Ignacio del Barrio	157,500	*
Ana María Plaza	40,000	*
Larry Stack	72,000	*
David Jardine	108,000	*
Dai Yue	—	—
Luis Rancé	—	—
Marcio Leonardo	—	—
José Montoya	136,620	*
Philip Goulet	72,000	*
Ignacio González Dominguez	120,000	*
All directors and executive officers as a group (17 persons)	1,039,120	3.6%

(1)		Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	*	represents beneficial ownership of less than one percent of our ordinary shares.

     Each of the directors and executive officers listed above acquired his or her shares through the stock compensation plan described in “Item 6.B-Compensation”.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

     To the best of our knowledge, we have only two major shareholders (a shareholder that beneficially owns 5.0% or more of our outstanding ordinary shares), Abengoa and FMR Corp.

     As of April 30, 2005, Abengoa owns 18,201,000, or 62.2%, of our outstanding ordinary shares, through its two wholly-owned subsidiaries Telvent Corporation, S.L. and Siema AG. As of December 31, 2004, we believe that Inversión Corporativa owned approximately 56.0% of the shares of Abengoa. Inversión Corporativa is a private corporation, which we believe has 330 shareholders, none of whom we believe has a controlling interest. Prior to our IPO, Abengoa owned 91% of our ordinary shares. Following the IPO and the partial exercise of the underwriters’ overallotment option, Abengoa’s percentage ownership of our ordinary shares decreased to its current level.

     According to a Schedule 13G that FMR Corp. filed on February 14, 2005, at December 31, 2004 it owned 1,730,000, or 5.9%, of our outstanding ordinary shares, all of which it acquired in 2004 in connection with or following our IPO. FMR Corp. is the parent company of the Fidelity Investments mutual fund complex.

     Neither Abengoa nor FMR Corp. has voting rights that differ from the voting rights of our other shareholders.

B.     RELATED PARTY TRANSACTIONS

Services and Supplies Provided by Abengoa to Us

     Between January 1, 2004 and April, 15, 2005, certain of our subsidiaries entered into, or renewed, a number of service agreements with Abengoa for the provision of professional services to assist, improve and support us with the expansion of our activities. These services include:

•	cash pooling arrangements;

•	financial management;

•	institutional support with international multilateral financing organizations;

•	institutional commercial assistance;

•	tax and legal advisory services;

•	centralized asset management;

•	support in providing official global credit rating;

•	assistance with auditing and consolidation services under Spanish GAAP;

•	provision of guarantees and endorsements;

•	negotiation and optimization of global corporate insurance policies;

•	internal publicity and corporate image;

•	human resources services; and

•	other support services.

     Each agreement has a one-year term and is extended annually unless terminated by either party within 30 days prior to its expiration. Our subsidiaries may reduce the level of services they request under these agreements. Each agreement provides that either party may terminate the agreement if the other party does not fulfill its obligations. None of the agreements may be assigned without the prior written consent of the other party. The total amounts of the services provided by Abengoa under the services agreements were € 3.7 million in 2004.

     We also have entered into a service agreement with Gestion Integral de Recursos Humanos, S.A., or GIRH, a subsidiary of Abengoa. This agreement provides us with services for personnel management, recruiting and hiring personnel, human resources development, employment relationships and occupational safety. This agreement was entered into in 2003, with a one-year renewable term. We recorded expenses under this agreement of € 1.2 million in 2004. Our chairman and chief executive officer, Manuel Sánchez, is also the chairman of GIRH.

     In addition to the services agreements, we purchase a variety of supplies from Abengoa and its subsidiaries, which primarily consist of production, assembly and engineering of electronic and control boards and mechanical installation services. Our purchases of supplies from Abengoa and its subsidiaries totaled € 7.4 million in 2004. We believe these purchases were on at least as favorable terms and conditions as we could have obtained from third-party suppliers. We also lease our Seville facility from a member of the Abengoa Group. Our lease expenses in 2004 totaled € 0.1 million.

Services Provided by Us to Abengoa

     During 2004, we recognized revenues and payments for services of € 16.2 million from services that we and our subsidiaries provided to Abengoa primarily for the provision of communications, IT and related services. The largest of these agreements involve our subsidiary, Telvent Outsourcing, which has agreements with Abengoa that generally provide for one-year terms and are renewable annually. In 2004, the revenues from these agreements amounted to € 9.4 million.

Minority Investments

     In June and August 2004, we sold all of our remaining minority investments, including our investments in Xfera and ViryaNet, to our affiliate Telvent Investments, an indirect subsidiary of Abengoa, for a net amount of € 35.4 million. Telvent Investments also assumed all of our obligations under our Xfera-related guarantees. See Note 6 to our Consolidated Financial Statements on pages F-16 and F-17. We sold these investments because of the inherent volatility associated with companies in early-stage technologies, although we continue to have the opportunity to benefit from the synergies presented by these investments. We are not a shareholder of Telvent Investments.

Credit Arrangements with Abengoa

     On April 20, 2004, we established a new bilateral credit arrangement with Abengoa which replaced the prior credit arrangements that we and our subsidiaries had with Abengoa. Under this new arrangement, we and Abengoa have agreed that we may borrow funds from or lend funds to each other, from time to time upon not less than one day’s notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either we or Abengoa may elect not to make loans to the other. This arrangement had an initial term that ended on December 31, 2004, and renews for annual one-year terms until terminated by either party. The largest amount of our indebtedness under this arrangement in 2004 was € 29.5 million, and our indebtedness as of April 30, 2005 was € 1.5 million. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.

     We also participate in a loan facility with ABN Amro Bank under which Abengoa, certain subsidiaries of Abengoa and certain of our subsidiaries are the borrowers and we and certain of our subsidiaries and certain other Abengoa subsidiaries are guarantors. The total amount of this credit facility is € 50.0 million. Of that overall maximum borrowing amount, our subsidiaries have a sub-limit of € 30.0 million, Abengoa has a sub-limit of € 20.0 million, and the other Abengoa subsidiaries collectively have a sub-limit of € 15.0 million. Our subsidiaries may use their sub-limit for letters of credit, sureties, import financing, rebate financing, bank overdrafts (up to € 3.0 million), and guarantees. However, the availability of the € 30.0 million sub-limit is subject to the usage of this facility by other members of the Abengoa Group. The joint and several guarantee of our subsidiaries and us under this facility is limited to amounts borrowed by any of our subsidiaries under this facility, and does not extend to any amounts borrowed by any members of the Abengoa Group other than us. This facility provides for interest rates and fees as agreed to by the parties from time to time based on the type of credit extended by ABN Amro under the loan facility. The largest amount of our subsidiaries’ indebtedness under this arrangement in 2004 was € 13.1 million, and they had no indebtedness thereunder as of December 31, 2004 and as of April 30, 2005.

Abengoa Loan Facility

     On May 28, 2002, Abengoa entered into a syndicated loan facility in the amount of € 500.0 million, which facility is guaranteed by members of the Abengoa Group, including, prior to the closing of our IPO on October 26, 2004, two of our subsidiaries, Telvent Energía y Medio Ambiente and Telvent Trafico y Transporte. The facility, which expires in 2008, is used to finance projects and other investments in the businesses and activities of the Abengoa Group. The lenders released our subsidiaries from their guaranty obligations under this facility upon the closing of our IPO. However, our financial condition and results of operations continue to affect Abengoa’s compliance with its covenants under this loan facility.

C.     INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.      FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

     Please see “Item 18– Financial Statements” and pages F-2 through F-41 of this annual report.

Other Financial Information

Export Sales

Not applicable.

Legal Proceedings

     We are subject to lawsuits from time to time, including lawsuits that we have relating to our acquisitions. There are no material legal proceedings pending or, to our knowledge, threatened, against us.

     Xfera Matter

     Our Purchase of Xfera Shares. On December 30, 2002 we acquired 3.71% of the capital stock of Xfera, the holder of a third generation mobile telephony license covering Spain, for € 25.0 million. In addition to buying the interest in Xfera, we also assumed € 111.0 million in guarantees from Inversión Corporativa to the bank guaranteeing Xfera’s obligations to the Spanish government. These guarantees were reduced to € 17.3 million in June 2003 as announced by the Spanish government on December 26, 2002. All of our guarantees were assumed by Telvent Investments in connection with our sale to it of our investment in Xfera at a sale price of € 26.4 million, which is an amount equal to the carrying value of the investment. As a result of an increase in our ownership interest in Xfera, the amount of these guarantees totaled € 35.8 million prior to the sale.

     Background. Xfera is a consortium that was the winning bidder in a competitive tender for a third generation mobile telephony license awarded in March 2000 by the Spanish government. We held an interest in a different consortium that submitted an unsuccessful bid for the same license. We were originally offered the opportunity to purchase this Xfera interest in October 2000 and would have purchased it at that time because it complemented our strategic business objectives. However, we were not allowed to buy this interest in Xfera in October 2000 because the second-highest bidder in the auction (in which we participated) challenged Xfera’s successful bid, and neither we nor Abengoa were permitted under the auction rules to participate in a second consortium while the tender process was still under review.

     As a result of this legal issue, in October 2000 Inversión Corporativa entered into an option agreement with Mercapital Telecom (“Mercapital”), an investor in Xfera, to purchase Mercapital’s Xfera interest. The option was exercisable at any time during the last quarter of 2002, at a purchase price equal to the price paid, or which would have been paid, by Mercapital, representing a payment of € 25.0 million. Under the agreement with Mercapital, Mercapital had the option to cause Inversión Corporativa to buy the Xfera interest at this exercise price, and Inversión Corporativa had the option to buy the Xfera interest at this price.

     At the time of the agreement with Mercapital, Inversión Corporativa simultaneously entered into an option agreement with Abengoa giving Abengoa the right to buy Mercapital’s Xfera interest from Inversión Corporativa during either September 2002 or September 2003. The purchase price of the Xfera interest under this option was originally € 55 million if Abengoa exercised the option during September 2002, and € 67.0 million if the option was exercised during September 2003. Under the original arrangement, Abengoa was also required to pay € 3.0 million for the option at the time of its exercise.

     Under the rules governing the auction, the consortium participants were required to provide substantial guarantees to the Spanish government and Inversión Corporativa was required by its bank to support the guarantee in an amount proportional to its 3.71% interest. The bank also required Inversión Corporativa to obtain Abengoa’s assistance to provide the necessary guarantee. As part of these arrangements, Inversión Corporativa agreed to indemnify Abengoa against any losses relating to the transaction until the commercial launch of Xfera’s third generation mobile telephony business. Under the agreement among the bank and Inversión Corporativa, which was in force until December 31, 2002, the bank had the option at the maturity of the agreement to ask Inversión Corporativa to arrange for a substitute guarantor or alternatively to provide a cash security deposit up to the total amount of Inversión Corporativa’s shares of the guarantee to the Spanish government if the bank considered it necessary. If Inversión Corporativa did not provide the bank with the cash security deposit or other alternative security acceptable to the bank, the bank would enforce the guarantee against Inversión Corporativa first and then against Abengoa. Inversión Corporativa pledged shares representing 15.0% of the share capital of Abengoa as security for its obligations to the bank.

     Between October 2000 and December 2002, the option agreement between Inversión Corporativa and Abengoa was modified twice to reflect the changing commercial outlook for the third generation mobile telephony license. First, the additional € 3.0 million payment was cancelled in December 2001. Then, in April 2002, the exercise price under the option was reduced to € 25.0 million, the same amount contained in the Mercapital agreement.

     In November 2002, we became eligible to acquire the Xfera interest when the second-highest bidder lost its challenge to the license award. Simultaneously, the bank guaranteeing Xfera’s obligations to the Spanish government announced that the agreement with Inversión Corporativa ending December 31, 2002 would not be extended by the bank and asked Inversión Corporativa to arrange for a substitute guarantor or to fully cash collateralize the amount of the guaranty. Inversión Corporativa was unable to fully cash collateralize the guaranty. Abengoa did not want the bank to enforce its claim under the guaranty for a number of reasons, including the fact that the enforcement of the obligation (i.e., to issue a guarantee in an amount of € 111.0 million without acquiring the Xfera shares) would have caused a default under Abengoa’s syndicated loan agreement, which two of our subsidiaries guaranteed.

     Instead of assuming the bank guarantees, as we were still interested in acquiring the Xfera interest, we purchased the Xfera interest for an amount equal to the exercise price provided for € 25.0 million, which was the amount reflected in Inversión Corporativa’s October 2000 option agreement with Mercapital. This amount represents Mercapital’s accumulated amount of capital contribution, associated administrative and financing costs and Inversión Corporativa’s guarantee costs, and most of this amount was paid by us in March 2003. This purchase effectively led to the unwinding of the credit arrangements supporting Inversión Corporativa’s share of Xfera’s guarantees to the Spanish government.

     Investigations into the Xfera Matter. As described below, investigations into the Xfera transaction have begun in Spain by CNMV and the Audiencia Nacional, the Spanish Superior Court for special crimes.

          CNMV. CNMV, the Spanish stock market regulator, opened an investigation in January 2003 which focuses on whether an agreement between Abengoa and Inversión Corporativa in October 2000 constituted a “relevant fact” that should have been identified to the CNMV. At the time of the October 2000 transactions, we understand from Abengoa that it received advice from outside legal counsel that the transaction with Inversión Corporativa would not be viewed as a conflict of interest under Spanish law and that Spanish law did not require the disclosure of a relevant fact in connection with the option arrangements. Abengoa has notified CNMV that it believes it made all required disclosures, and that it entered into the Xfera transactions for the benefit of Abengoa generally and Telvent in particular. As part of CNMV’s procedures, it notified the Audiencia Nacional. The CNMV investigation has been suspended pending resolution of the Audiencia Nacional proceeding.

          Audiencia Nacional. In October 2003, the Audiencia Nacional announced that it had begun a criminal investigation into the role of Inversión Corporativa and four directors of Abengoa, including its chairmen, in the Xfera transaction. We believe the investigation focuses on whether the Xfera transaction improperly benefited Inversión Corporativa at the expense of Abengoa’s minority shareholders. As part of these investigations, our chairman and chief executive officer was interviewed as a witness. In June 2004, we sold our investment in Xfera to an indirect subsidiary of Abengoa for an amount equal to the carrying value of our investment at that date of € 26.4 million. This resulted in our realizing no gain or loss on the investment.

     In September 2004, we learned that the Audiencia Nacional had extended the criminal investigation into the roles of our chairman and chief executive officer, Manuel Sánchez Ortega, and of the general counsel of Abengoa who also served as the secretary to the board of directors of Telvent from October 2000 to April 2004. The Spanish Criminal Code provides that, under specific circumstances, it would be a crime for an officer of a Spanish company to commit acts of mismanagement. The investigation involving our chairman and chief executive officer is being brought pursuant to this statute and focuses on his role as a potential accomplice to the four Abengoa directors in connection with our acquisition of the Xfera interest in December 2002. In particular, the investigation concerns whether, as our chief executive officer at the time that we acquired the interest in Xfera, he cooperated with the directors of Abengoa to complete the transaction by not providing information to our board of directors that would be adequate for our board to make an informed and independent decision regarding the acquisition of the Xfera interest. In connection with our acquisition of the Xfera interest in December 2002, Manuel Sánchez Ortega, at a board meeting held in November 2002, made a presentation to our board of directors recommending approval of the Xfera purchase, which we believe enabled the board of directors to evaluate the Xfera investment. Following the presentation, our board approved the acquisition and our chief executive officer executed and delivered the definitive transaction documentation on our behalf.

     In Spain, criminal procedures are conducted in three distinct phases: (i) the investigation stage; (ii) the accusation stage; and (iii) the oral trial or hearing and the sentence. To date, the criminal investigations against the four Abengoa directors, Abengoa’s general counsel and our chairman and chief executive officer are in the first phase listed above. The Audiencia Nacional has not formally accused any of the parties and the investigations are still in the preliminary stages. If the judge conducting the Audiencia Nacional investigation concludes that there is substance to the criminal charges raised by the prosecutor in the criminal investigation against our chairman and chief executive officer or any of the other parties that are subject to the investigation, the prosecutor will have the opportunity to formally accuse any applicable party and the judge will then decide whether any of the parties are to be brought to trial as accused parties pursuant to the second and third phases described above.

     Manuel Sánchez Ortega has advised us that he intends to vigorously defend any charges which may be brought against him in connection with this investigation. With respect to any charge relating to his not having provided adequate information to our board, Manuel Sánchez Ortega has advised us that he believes that he provided the directors with adequate information pursuant to which they were able to make an informed decision regarding the Xfera investment. Telvent Investments, which is the entity that currently owns the Xfera interest, will indemnify and hold harmless our chairman and chief executive officer from defense costs incurred by him in connection with this matter. We are not responsible for the payment of any amounts relating to this matter.

     On March, 31, 2005, Mr. Sánchez Ortega received a notice from the Audiencia Nacional judge stating that the prosecutor in the matter would have 30 days either to formally proceed to accuse any of the persons involved in the investigation, including Mr. Sánchez Ortega, among others; to ask for new evidence; or to decline to bring further proceedings against any of the persons involved in the investigation. Mr. Sánchez Ortega has informed us that he has timely appealed the judge’s determination, and that his appeal was denied. He has further informed us that he intends to timely file a second appeal. Although the prosecutor's 30-day deadline has expired, he still would be permitted to take any of the actions noted above.

     So far, these investigations do not target Telvent, Abengoa, or any of our directors, executive officers or employees other than our chairman and chief executive officer. We cannot predict the outcome of these investigations and inquiries, nor can we predict the time in which these investigations and inquiries will be resolved, including with respect to our chairman and chief executive officer. If the outcomes of any of these investigations and inquiries are adverse, or if any of these investigations and inquiries are protracted, they could have a material adverse effect on the ability of our chairman and chief executive officer to exercise his duties, indirectly have a material adverse effect on our financial condition, results of operations and prospects or, at a minimum, create a negative impression of us in the stock market or with our customers or cause our share price to decline. In particular, we could sustain these effects from an adverse outcome of any proceedings against our chairman and chief executive officer, or his involvement in protracted investigations or inquiries. Further, to the extent there is an adverse finding against our chairman and chief executive officer in the Audiencia Nacional proceeding, he might be formally accused of criminal wrongdoing and could face criminal charges in a criminal trial. To the extent of an adverse finding in such a criminal trial, our chairman and chief executive officer could face various penalties including incarceration, fines or an inability to hold office in a public corporation. See “Risk Factors — We may face adverse effects from investigations of our parent, four of its directors and its general counsel, its majority shareholder, and our chairman and chief executive officer.”

     Sintel

          A member of our Board of Directors, Mr. Cándido Velázquez Gaztelu, was the President of the Board of Directors of Telefónica S.A. in April 1996 when the sale of its subsidiary “Sintel” was approved. The Audiencia Nacional is investigating the reasons for Sintel’s insolvency. In connection with that investigation, the Audiencia Nacional called Mr. Cándido Velázquez Gaztelu, among others, to give testimony about Telefonica’s sale of Sintel.

     If the Judge conducting the Audiencia Nacional investigation were to conclude that there is substance to the criminal charges raised by the prosecutor in the criminal investigation against Mr. Velázquez Gaztelu, the prosecutor and/or Sintel’s workers would have the opportunity to formally charge Mr. Velázquez Gaztelu.

Dividends

     Prior to our IPO, as a 91.0% subsidiary of Abengoa, we distributed our net income to our shareholders to the extent permitted by Spanish law. We currently intend to retain any future earnings to finance the growth and expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. We anticipate that any dividends that we do pay will be declared in Euros, as required by Spanish law, but paid in U.S. Dollars at the exchange rate as of the time of declaration of such dividends. Our bylaws require majority shareholder approval for the declaration of dividends. As Abengoa owns a majority of our ordinary shares, it effectively is able to control our dividend policy.

     The timing and amount of future dividend payments, if any, that we make will depend on a variety of factors, including our earnings, prospects and financial condition, capital investment required to implement our strategy for growth and expansion, other capital expenditure requirements, payment of financial obligations, our generation of cash from operations and general business conditions, legal restrictions and such other factors as our board of directors considers relevant. Under their financing agreements, our North American subsidiaries, through which we conduct our business in North America, are prohibited from paying dividends until their outstanding obligations under their financing agreements are paid in full.

     Dividends may be subject to withholding tax in Spain. Dividends payable by us to non-residents of Spain are subject to withholding tax at the rate of 15%, subject to reductions pursuant to applicable tax treaties. See “Item 10.E—Taxation.”

     Under Spanish law, a corporation may declare and pay dividends only out of profits remaining after transfer to legal reserves, or out of distributable reserves, and only if the net worth of the corporation is not, before or as a result of the dividend distribution, lower than its issued share capital. The calculations of these profits will be based on our unconsolidated net income in accordance with Spanish GAAP rather than U.S. GAAP.

     Spanish law requires us to allocate at least 10% of our net income each year to a legal reserve, until the balance of such reserve is equivalent to at least 20% of our issued share capital. A corporation’s legal reserve is not available for distribution to shareholders except upon liquidation. Our legal reserve as of December 31, 2004 was below the required level of 20% of our issued share capital as of such date. We were required to add 10% of our net income, measured on an unconsolidated basis in accordance with Spanish GAAP, to our legal reserve at Telvent GIT’s 2004 General Shareholders’ Meeting, and we will be required to add 10% of our net income to our legal reserve each year until we have reached the required legal reserve of 20% of Telvent GIT’s issued share capital. In 2004, 10% of our net income, measured on an unconsolidated basis in accordance with Spanish GAAP, was € 5,500. Our obligation to make additional allocations to the legal reserve increased upon the issuance of shares in connection with our IPO, by an additional amount equal to 20% of the newly-issued share capital, and could be subject to future changes. We may also make payment of dividends from our distributable reserves. As of December 31, 2004, we had distributable reserves of € 875,000. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually, although our board of directors or shareholders under certain circumstances may declare a distribution of interim dividends based on the fiscal year’s results out of our distributable reserves and/or the profits since the beginning of the fiscal year if we have the minimum balance in our legal reserves and other reserves established by our bylaws.

     Although laws vary from state to state within the United States, uncollected dividends and shares may be considered abandoned property under the laws of a shareholder of record’s state of residence after a period of time, ranging from three years to seven years, has passed since that shareholder’s last contact with our transfer agent. If a shareholder of record does not claim dividends from our transfer agent within the applicable time period, our transfer agent, in accordance with applicable state law, will transfer the amount of the unclaimed dividend and the related shares to the treasury of that shareholder’s state of residence as reflected in the transfer agent’s records, which may not be that shareholder’s actual state of residence. Amounts paid to a state treasury in this manner will not be repaid to us, and whether or not that shareholder is subsequently permitted to recover the property from the state treasury will depend on that state’s laws.

B.     SIGNIFICANT CHANGES

          There have been no significant changes since the date of the financial statements included in this annual report.

ITEM 9.      THE OFFER AND LISTING

A.     OFFER AND LISTING DETAILS

     The trading history of our ordinary shares began with their listing on the Nasdaq National Market beginning on October 26, 2004 in connection with our IPO. The following table sets forth the price history of our ordinary shares since our IPO:

	High Market Price	Low Market Price
	($ Per Share)	($ Per Share)
Annual highs and lows

2004 (Oct. 26-Dec. 31)	12.72	9.00

Quarterly highs and lows
2004
Fourth Quarter (Oct. 26-Dec. 31)	12.72	9.00
2005
First Quarter	12.55	9.70

Monthly highs and lows
2004
November	12.00	9.06
December	12.72	11.00
2005
January	12.55	10.30
February	11.25	9.75
March	11.00	9.70
April	9.85	8.75

B.     PLAN OF DISTRIBUTION

     Not applicable.

C.     MARKETS

     Our ordinary shares are traded only on the Nasdaq National Market under the symbol TLVT.

D.     SELLING SHAREHOLDERS

     Not applicable.

E.     DILUTION

     Not applicable.

F.     EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.     SHARE CAPITAL

     Not applicable.

B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following discussion addresses some provisions of our bylaws and also compares some aspects of Spanish corporation law, which applies to us, to Delaware corporation law, the state law under which many corporations in the United States are incorporated, or, where relevant, to U.S. federal laws. This comparative information is only a summary, and it is subject to the complete text of our Articles of Association, which are incorporated by reference in the exhibits to this report and to the complete texts of the referenced laws, including the Spanish Corporation Law of 1989, as it has been subsequently amended, Delaware law, including the Delaware General Corporation Law, and U.S. federal laws. Our charter documents are our Deed of Incorporation and our bylaws. Our bylaws set forth our purposes, our authorized share capital and the terms of our shares, and other important aspects of our corporate governance. The English translation of our bylaws is titled “Articles of Association,” after their Spanish title Estatutos Sociales.

Objects and Purposes

     We registered with the Madrid Mercantile Registry at Volume 15,370, Book 0 of the Companies Book, Section 8(a), Sheet 164, Page M-257,879, 1st entry. Our corporate purposes, set forth at Article 4 of our bylaws, are as follows:

•	To provide engineering and information services in the Internet and telecommunications markets.

•	To manufacture, develop, market, maintain, repair and install all kinds of information, control, protection, monitoring and security devices and systems.

•	To improve buildings that are specifically designed to house computer systems and equipment, and/or to house communications network operating systems and equipment owned by third parties.

•	To develop, construct, assemble, operate, repair, maintain, import, export, sell and lease all kinds of (i) machines, devices, installations, units, sub-units, individual parts and materials for all computer, electronic, electromechanical and electrical applications, and (ii) scientific devices for control, measurement and installation, repair and maintenance.

•	To obtain, purchase, sell, transfer and operate concessions, rights and patents.

•	To acquire, promote, dispose of, use and encumber all types of movable assets and real estate and intangible rights without restriction of any kind and any other commercial activities directly or indirectly related to the above-mentioned corporate purposes.

Directors

General

     Spanish Law. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Spanish corporation owe specific fiduciary duties of care, loyalty and confidentiality to the corporation. In general terms, Spanish corporation law requires directors to perform their duties with the diligence of a responsible businessperson and a loyal representative complying with the duties set forth in the law and the bylaws of the corporation. In addition, directors are required to keep themselves informed of the corporation’s business. In addition, Spanish corporation law was modified in 2003 to provide for specific duties of directors in connection with loyalty, conflicts of interest, information and confidentiality, as detailed below.

     Delaware Law. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of the corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director’s Power to Vote on a Contract in which He or She is Materially Interested

     Our Bylaws and Spanish Law. While our bylaws do not explicitly address our directors’ power to vote on contracts in which they have a material interest, their duty of loyalty under Spanish law would prevent them from voting on such contracts. Under Spanish law, directors’ duty of loyalty requires that they comply with the duties imposed by the law and the bylaws with loyalty to the corporation’s interests, and that they put the interests of the corporation before their own. This duty of loyalty requires that a director of a corporation:

•	not use the corporation’s name or involve his or her status as director to carry out transactions for his or her personal benefit;

•	refrain from taking advantage of business opportunities of the corporation, unless the corporation has determined, independently of the interested director, not to pursue the business opportunity;

•	obtain shareholder approval prior to competing with the corporation;

•	notify the corporation of any potential conflicts of interest, including the holding of any interest in competitors;

•	refrain from disclosing confidential information obtained while serving as a member of the board; and

•	not take advantage of any information that he or she may possess as a consequence of being a member of the board.

     Therefore, it is our policy that any director who has a personal interest in any proposal before the board, or in the re-election or resignation of a director, may not deliberate or vote on these matters, and that such votes will be conducted by secret ballot.

     Delaware Law. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

•	the material facts as to the interested director’s relationship or interest are disclosed and either a majority of disinterested directors or the stockholders approve the transaction; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Power to Vote on Compensation for One or More Directors without an Independent Quorum

     Our Bylaws and Spanish Law. Our directors do not have the authority to vote on director compensation; Article 24 of our bylaws provides that directors’ compensation shall be determined yearly by the shareholders at the general meeting of shareholders. Please see the discussion under “Shareholder Meetings,” below, for information on quorum requirements.

     Delaware Law. Delaware law gives the board of directors the authority to fix the compensation of directors unless otherwise restricted by the certificate of incorporation or bylaws of the corporation. In voting on such compensation, the vote of a majority of the directors present at a meeting at which a quorum is present, or such greater number as required by the certificate of incorporation or bylaws, will be determinative. The number of directors needed for a quorum is set in either the certificate of incorporation or the bylaws, and generally may not be less than one-third of the total number of directors.

Number of Shares a Director is Required to Hold

     Our Bylaws and Spanish Law. Under Spanish law, directors are not required to own any shares of capital stock of the companies on whose boards of directors they serve. However, Spanish law and our bylaws provide that a director appointed to fill a mid-term vacancy must hold at least one share of capital stock.

     Delaware Law. Under Delaware law, directors are not required to own any stock of the companies on whose boards of directors they serve.

Shareholder Rights

Dividend Rights

     Our Bylaws and Spanish Law. Our bylaws require majority shareholder approval for the declaration of dividends. Under Spanish law, a corporation may declare and pay dividends only out of profits remaining after required transfers to legal reserves, or out of distributable reserves, and only if the net worth of the corporation is not, before or as a result of the dividend distribution, lower than its issued share capital. A person is entitled to dividends if it was a shareholder when the shareholders’ resolution to declare those dividends was adopted; its entitlement to those dividends lapses on the fifth anniversary of the adoption of the resolution. However, our transfer agent would dispose of unclaimed dividends in accordance with the abandoned-property laws of our shareholders’ jurisdictions of residence (as shown on the transfer agent’s records). Please see “Dividends” under “Item 8.A—Financial Information—Consolidated Financial Statements and Other Financial Information” for a discussion of our dividend policy, our legal reserves, and how our transfer agent would treat unclaimed dividends.

     Delaware Law. Delaware law provides for the declaration and payment of dividends by a corporation’s board of directors in the exercise of the board’s business judgment, subject to the availability of net profits in excess of the amount of capital represented by the issued and outstanding stock of all classes, if any, having a preference upon the distribution of assets. Stockholders generally have no right to compel the directors to declare and pay dividends.

Voting Rights

     Our Bylaws and Spanish Law. Our ordinary shares are all of the same class and series and, in accordance with Article 9 of our bylaws, each share confers on its holder the right to attend general shareholders’ meetings, to vote, to challenge company resolutions, and to participate in the distribution of company earnings and in any surplus assets resulting from liquidation, as well as other rights inherent in the holder’s status as shareholder. Each ordinary share entitles its holder to one vote.

     Our directors serve five-year terms. This is the maximum term allowed by Spanish law, which permits terms to be renewed without limit. While our directors’ terms begin in different years, our board is not staggered into separate classes. Under Spanish law, one or more shareholders can nominate, and vote their shares in favor of, one or more directors in proportion to the percentage of the total capital stock represented by the shares thus cast. Shares voted in the exercise of this special voting right cannot be voted for the election of additional directors.

     Delaware Law. Stockholders of Delaware corporations generally have such voting rights as are set forth in the certificate of incorporation. If not otherwise provided therein, each share of capital stock entitles its holder to one vote.

     The Delaware General Corporation Law generally provides for a one-year term for directors. The certificate of incorporation or bylaws may provide for the board to be “staggered” into two or three classes with terms of up to three years, with the term of each class expiring in a different year. There is no limit on the number of terms a director may serve. Delaware law permits cumulative voting if provided in a corporation’s certificate of incorporation.

Rights to Share in the Company’s Profits

     Our Bylaws and Spanish Law. Under Spanish corporation law, a stockholder has no interest in the profits of a corporation until a dividend has been declared out of such profits. Our bylaws do not vary or expand upon this provision of Spanish law.

     Delaware Law. The provisions of Delaware law are not significantly different from those of Spanish law.

Rights to Share in Surplus During Liquidation

     Our Bylaws and Spanish Law. Spanish corporation law requires that valid corporate debts be paid before a liquidating distribution is made to shareholders. Upon the payment of such debts, distributions to shareholders will generally be made in the manner set forth in the corporation’s bylaws, and holders of ordinary shares will be entitled only to what may be left after satisfaction of the priorities of any preferred stock. Our bylaws provide that our shareholders will, at a general meeting of shareholders, determine the payment of our surplus assets during liquidation. Our bylaws do not currently authorize any preferred shares.

     Delaware Law. The provisions of Delaware law are not significantly different from those of Spanish law.

Redemption of Shares

     Our Bylaws and Spanish Law. Under Spanish law, subject to certain exceptions, a corporation may purchase its own shares if:

•	the purchase has been authorized by the shareholders at a general shareholders’ meeting by means of a resolution establishing the terms of the purchase, including the maximum number of shares to be purchased, the minimum and maximum purchase price and the duration of the authorization, which shall not exceed 18 months;

•	the aggregate nominal value of the shares purchased, together with the aggregate nominal value of those shares already held by the corporation and its affiliates, does not exceed 10% of the share capital of the corporation;

•	the purchase enables the corporation to create a special reserve equal to the purchase price of its own shares without decreasing its share capital and reserves; and

•	the shares to be purchased are fully paid.

     Generally, shares that are not purchased in accordance with these rules must either be disposed of within one year from the date of the first purchase or be redeemed, or the purchase can be declared void. Our bylaws do not vary or expand upon these provisions of Spanish law.

     Delaware Law. A corporation may purchase or redeem shares of its own stock unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred stock or, if no preferred stock is outstanding, any shares of its own stock if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Shareholder Proposals

     Our Bylaws and Spanish Law. Shareholders representing 5% of the share capital are permitted to request the call of a general shareholders’ meeting and to propose the matters for vote. Our bylaws do not vary or expand upon this provision of Spanish law.

     Delaware Law. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights

     Our Bylaws and Spanish Law. Shareholders of a Spanish corporation do not have the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving the corporation. Our bylaws do not vary or expand upon this provision of Spanish law.

     Delaware Law. The Delaware General Corporation Law affords stockholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation, subject to certain exceptions.

Preemptive Rights

     Our Bylaws and Spanish Law. Pursuant to Spanish law and our bylaws, shareholders have preemptive rights to subscribe for any new shares issued by us, including our ordinary shares. These preemptive rights may be voluntarily waived by the shareholders or may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Spanish corporation law.

     Delaware Law. Under Delaware law, stockholders have preemptive rights only to the extent, if at all, set forth in the corporation’s certificate of incorporation.

Changes in Shareholder Rights

     Our Bylaws and Spanish Law. A resolution passed at a shareholders’ meeting with the favorable vote of the majority of all the shares and of the affected shares is required to change the rights of a class of shares.

     Delaware Law. The provisions of Delaware law are not significantly different from those of Spanish law.

Shareholder Meetings

     Our Bylaws and Spanish Law. Pursuant to our bylaws and Spanish law, general meetings of shareholders may be either ordinary or extraordinary. One ordinary general meeting must be convened within the first six months of each fiscal year on a date fixed by the board of directors. As a general rule, extraordinary general meetings may be called from time to time by our board of directors at its discretion or at the request of shareholders representing at least 5% of our share capital.

     At ordinary general meetings, shareholders are asked to approve the actions of our management, the financial statements for our previous fiscal year, the allocation of our profit or loss and any other item included on the agenda. All other matters may be addressed at extraordinary general meetings called for such purposes. After our shareholders approve our financial statements, we must file them with the Mercantile Registry of Madrid. If our shareholders do not approve our financial statements, we cannot file our annual accounts with the Mercantile Registry. If we do not file our annual accounts within one year of the end of the relevant fiscal year, we are precluded from registering any other resolution with the Mercantile Registry until we have filed the annual accounts.

     Notice of every shareholders’ meeting (except a meeting attended by all shareholders) must be published in the Mercantile Registry Official Gazette (Boletin Oficial del Registro Mercantil) and in a local newspaper within the province of Madrid at least fifteen days prior to the date fixed for the meeting, and must include the agenda for the meeting. In addition, we have agreed with the underwriters of our IPO to furnish English-language notices of our regular annual meetings to holders of our ordinary shares.

     Spanish law provides that shareholders of record five days before any shareholders’ meeting must be allowed to vote at such shareholders’ meeting.

     Any share may be voted by written proxy, and proxies may be given to any individual. Proxies are valid only for a single meeting. Neither our bylaws nor Spanish law require us to solicit proxies from shareholders. We plan to make a form of proxy available to shareholders through our website in advance of shareholders’ meetings.

     Our bylaws provide that, on the first call of a general shareholders’ meeting, a duly constituted general meeting of shareholders requires a quorum of at least 25% of our subscribed share capital. On the second call, the meeting is validly convened regardless of the share capital attending. However, certain major corporate actions (such as issuing additional ordinary shares, increasing or decreasing share capital, issuing debt securities, amending the bylaws or mergers) that require shareholder approval can only be approved at a meeting at which 50% of the subscribed share capital is present or represented on the first call and 25% of the subscribed share capital is present or represented on the second call. When the shareholders attending a meeting represent less than 50% of the subscribed share capital, resolutions on any of these major corporate actions must be adopted by the affirmative vote of at least two-thirds of the share capital present or represented at such meeting. A shareholders’ meeting at which 100% of the capital stock is present or represented is validly constituted even if no notice of such meeting was given, and, upon unanimous agreement, shareholders may consider any matter at such meeting.

     A resolution passed in a general meeting of shareholders by a majority of the shares represented in person or by proxy is binding on all shareholders, subject to Spanish law. In certain circumstances, such as substitution of corporate purpose or change of corporate form, Spanish law allows shareholders holding non-voting stock and dissenting or absent shareholders to withdraw from the company. In the case of resolutions contrary to law, the bylaws or public policy, the right to contest is extended to all shareholders; however, in the case of resolutions contrary to the bylaws or to public policy, those shareholders who were present at the meeting and did not oppose such resolutions may not contest them.

     Spanish corporation law does not permit shareholder action without calling a meeting.

     Delaware Law/ Nasdaq Listing Standards/U.S. Federal Securities Laws. A Delaware corporation is required to hold an annual meeting of stockholders to elect directors, unless directors are elected by written consent in lieu of an annual meeting as described below. However, the failure to hold an annual meeting at the designated time or to elect a sufficient number of directors to conduct the business of the corporation does not affect otherwise valid corporate acts or cause any kind of forfeiture or dissolution of the corporation. Instead, the board of directors will be required to hold a meeting as soon as is convenient. Annual meetings of stockholders may be held at any place as may be designated by or in the manner provided in the certificate of incorporation or bylaws. In addition to the election of directors, the corporation may transact any other proper business of the corporation at an annual meeting of stockholders.

     Delaware law also permits a corporation to hold special meetings of stockholders, which may be called by the board of directors or anyone authorized in the certificate of incorporation or bylaws.

     Written notice of any meeting of stockholders of a Delaware corporation must be provided at least ten and not more than sixty days prior to the meeting. A notice for a special meeting must specify the purpose or purposes for which the meeting is called.

     The board of directors of a Delaware corporation may set a record date to determine the stockholders entitled to receive notice of or to vote at any meeting of stockholders. Such record date must be between sixty and ten days before the meeting date, and not earlier than the date on which the directors acted to fix it. If the directors do not set one, the record date is the close of business on the day before the day on which notice of the meeting is given.

     At least 33-1/3% of the shares entitled to vote at a meeting must be present to constitute a quorum for the conduct of business at any meeting of the stockholders of a Delaware corporation, although a corporation’s certificate of incorporation or bylaws can require a higher percentage. Nasdaq’s listing standards also require a quorum of 33-1/3% of outstanding shares for the conduct of business at a meeting of the stockholders of a Nasdaq-listed company. Nasdaq has exempted us from this requirement; we comply with the quorum requirements of Spanish law outlined above.

     Under Delaware law, unless the certificate of incorporation or the bylaws of a Delaware corporation provides otherwise, the affirmative vote of a majority of stockholders present and entitled to vote at a stockholders’ meeting constitutes the act of the stockholders in most matters. The election of directors requires a plurality of the votes, and certain matters require the affirmative vote of a majority of the outstanding capital stock, such as approval of changes to the certificate of incorporation or of a merger involving the corporation.

     Stockholders of Delaware corporations can authorize another person or persons to act for them by proxy. Such proxies can be valid for the period specified therein, which can extend for multiple years. In addition, Nasdaq-listed companies must comply with a Nasdaq requirement that they solicit proxies and provide proxy statements for all meetings of shareholders. Nasdaq has granted us an exemption from these requirements. We are also, as a foreign private issuer, generally exempt from the SEC’s rules governing the solicitation of shareholder proxies by publicly-traded companies. As noted above, we plan to make a form of proxy available to our shareholders through our website in advance of shareholders’ meetings.

     Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders of a Delaware corporation may be taken without a meeting, without prior notice and without a vote, if a written consent, setting forth the action to be so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Limitations on Rights to Own Our Securities

     Our Bylaws and Spanish Law. Pursuant to Spanish Law 18/1992 on Foreign Investments (Ley 18/1992, de 1 de julio) and Royal Decree 664/199 (Real Decreto 664/1999, de 23 de abril), foreign investors may invest freely in shares of Spanish companies except for companies operating in certain strategic industries—including air transportation, radio and television broadcasting, gaming, munitions and mining—unless the Spanish government has issued an exemption. While these provisions of Spanish law do not restrict the rights of foreign persons to own our ordinary shares, or to exercise full voting rights, these provisions of Spanish law could prevent us from investing in the restricted industries. We must report to the Spanish Registry of Foreign Investments our ordinary shares held by foreign investors. Our bylaws do not vary or expand upon these provisions of Spanish law.

     Delaware Law/U.S. Federal Law. The Delaware General Corporation Law does not restrict the rights of foreign persons to own shares of Delaware corporations, or to exercise full voting rights with respect to those shares. However, U.S. federal laws impose some restrictions on the ownership of interests in certain regulated industries, including the airline and broadcast industries.

Anti-Takeover Provisions

     Our Bylaws and Spanish Law. Our bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of our company. Although Section 60 of Spanish Law 24/1988, dated as of July 28, and Royal Decree 1197/1991, dated as of July 26, regulate takeover bids by regulating mechanisms and instituting procedures for acquiring a control position within a corporation for reorganizing a corporation’s structure, these laws apply only to companies listed on a Spanish stock exchange and therefore do not apply to us.

     Delaware Law. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

     Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested stockholders and shares owned by specified employee benefit plans; or

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

     A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the corporation, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Threshold for Required Disclosure of Ownership

     Our Bylaws and Spanish Law. Under Spanish law, a company that acquires more than 10% of the capital of another company must notify the issuer of its acquisition and of any subsequent acquisition of an additional 5% or more of the issuer’s capital. The rights corresponding to the shares are suspended pending such notification. Such notifications must be included in the notes to both companies’ financial statements.

     Delaware Law/U.S. Federal Securities Laws. While Delaware law does not provide for special disclosure of any particular level of share ownership, United States federal securities laws do contain certain disclosure requirements of this nature. For example, any person acquiring more than 5% of the beneficial ownership of a class of a company’s equity securities registered under Section 12 of the United States Securities Exchange Act of 1934 (the “Securities Exchange Act”) must file with the SEC a schedule disclosing certain information about itself, including the background of such person, the source of the funds used in the purchase of such securities, the person’s plans concerning the management of the acquired corporation if the purpose of the stock purchase is to acquire control over the issuing corporation, the number of such shares beneficially owned by such person and the number of shares such person and each of its associates have a right to acquire, and information as to any contracts, arrangements or understandings with any person with respect to any securities of the issuing corporation.

     In addition, beneficial owners of more than 10% of a class of such registered securities must file with the SEC a statement of ownership regarding those securities and report any subsequent changes in their ownership within two business days. However, because we are a foreign private issuer, beneficial owners of more than 10% of our securities are exempt from the latter such requirements.

C.     MATERIAL CONTRACTS

The following information summarizes certain significant terms of our material contracts.

Reciprocal loan agreement with Abengoa

     On April 20, 2004 we entered into a bilateral credit arrangement with Abengoa that replaced a prior credit agreement that we and our subsidiaries had with Abengoa. Under the current agreement, we and Abengoa may borrow funds from or lend funds to each other, from time to time upon not less than one day’s notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings denominated in currencies other Euros, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either we or Abengoa may elect not to make loans to the other. This agreement had an initial term ending December 31, 2004; it renews for annual one-year terms until terminated by either party. Abengoa’s indebtedness to us under this arrangement as of December 31, 2004 was € 20.8 million, and € 45.0 million remained available to us. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.

Credit facility agreement with ABN Amro Bank

     On July 17, 2002, we, certain of our subsidiaries and certain of Abengoa’s subsidiaries entered into a € 50.0 million loan facility, as borrowers and/or as guarantors, with ABN Amro Bank (we are guarantors only). Of the overall maximum borrowing amount, our subsidiaries have a sub-limit of € 30.0 million, Abengoa has a sub-limit of € 20.0 million, and the other Abengoa subsidiaries collectively have a sub-limit of € 15.0 million. This facility provides for interest rates and fees as agreed to by the parties from time to time based on the type of credit extended by ABN Amro under the loan facility, and it terminates upon notice by any of the parties. We pay ABN Amro fees of 0.6% of the outstanding amount of bid bonds per year and 0.7% of the outstanding amount of performance bonds per year. As of December 31, 2004, the maximum amount of this facility to which our subsidiaries were assured access was € 30 million.

Telvent Canada credit agreement with LaSalle Business Credit

     On May 2, 2003, LaSalle Business Credit, a division of ABN Amro Bank N.V., Canada Branch agreed to provide to Telvent Canada both a secured revolving line of credit up to $8.0 million (or its equivalent in Canadian dollars; “Facility A”) and a secured delayed-draw term credit facility in the amount of $5.5 million (or its equivalent in Canadian dollars; “Facility B”); this agreement was amended on May 12, 2003 and as of June 29, 2004. Facility A and Facility B each expires on or before March 31, 2008, and is secured by a first lien on all of the assets of Telvent Canada and its wholly-owned subsidiary, Telvent USA. Until Facility A and Facility B are repaid, Telvent Canada may not pay a dividend and we will be unable to factor any receivables of Telvent Canada or Telvent USA. See Note 15 to our Consolidated Financial Statements. At Telvent Canada’s option, interest on the facilities accrues using either LIBOR or Base Rate indices plus an applicable margin. As of December 31, 2004, $ 2.7 million was available and $ 5.3 million was outstanding under Facility A, and $ 1.3 million was available and $ 4.2 million was outstanding under Facility B.

     As of March 31, 2004, Telvent Canada was in breach of one of the quarterly covenant requirements under this agreement; as of June 29, 2004 it received a waiver for the covenant breach as of March 31, 2004. The waiver also included a reduced covenant requirement as of June 30, 2004, which Telvent Canada satisfied. However, as of June 30, 2004, Telvent Canada would have been in breach of the original covenant terms, had these applied. As of December 31, 2004, the original covenant requirement was applicable and Telvent Canada met its obligations thereunder.

Services Agreements with Abengoa

     We and certain of our subsidiaries have entered into separate agreements with Abengoa for the provision of professional services to assist and support us with the expansion of our activities. These services include cash pooling arrangements, financial management, institutional support with international multilateral financing organizations, institutional commercial assistance, tax and legal advisory services, centralized asset management, support in global credit ratings, negotiation and optimization of global corporate insurance policies, the provision of guarantees and endorsements, internal publicity and corporate image services, and human resources services. Each of these agreements has a one-year term that is extended annually unless terminated by either party within 30 days of its expiration, and can be terminated by either party upon breach by the other. We may reduce the level of services that we request under these agreements. We and our consolidated subsidiaries paid a total of € 3.7 million to Abengoa for services under these agreements in 2004.

Services agreement with Gestión Integral de Recursos Humanos, S.A.

     On January 1, 2004, Abengoa subsidiary GIRH agreed to provide human resources (including personnel recruitment and management) and occupational safety services to a group of our subsidiaries for an annual aggregate fee of approximately € 1.2 million. This agreement has a one-year term that is automatically renewed unless the agreement is terminated by either party within 60 days of its expiration.

Underwriting agreement with the underwriters of our IPO

     On October 21, 2004, we and certain of our existing shareholders entered into an underwriting agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and SG Cowen & Co., LLC as representatives of the several underwriters, in which (i) the underwriters agreed to purchase from us, and we agreed to sell to them, all of the ordinary shares that we issued in our IPO, and (ii) the underwriters agreed to purchase from the selling shareholders, and the selling shareholders agreed to sell to them, certain of our ordinary held by the selling shareholders prior to our IPO, for a per-share price of $9.00 per share. We sold a total of 9,247,100 newly-issued ordinary shares, and the selling shareholders sold a total of 107,900 existing ordinary shares, to the underwriters under this agreement, including those sold to the underwriters pursuant to their partial exercise of their overallotment option. We did not receive any of the proceeds of the sale of shares by the selling shareholders to the underwriters. In the underwriting agreement, we agreed that we would make certain reports and information available to our shareholders, we and the selling shareholders agreed to indemnify the underwriters against certain liabilities, and we and the selling shareholders agreed to execute ancillary agreements pursuant to which we would not sell or transfer any of our ordinary shares for 180 days after the date of the underwriting agreement.

Agreement to buy the shares of Telvent Canada and Telvent USA

     On January 31, 2003, we agreed to purchase from Metso Automation Holding B.V. all of the issued and outstanding shares of Metso Automation SCADA Solutions Ltd. (now known as Telvent Canada) for a purchase price of approximately $24.9 million, and Metso Automation SCADA Solutions Ltd. agreed to purchase from Neles-Jamesburg Inc. all of the issued and outstanding shares of Mesto SCADA Solutions Inc. (now known as Telvent USA) for a purchase price of approximately $10.1 million.

Agreements to sell our shares of Xfera Móviles

     On June 18, 2004, we agreed to sell 17,437,937 shares of Xfera Móviles, S.A. to Abengoa subsidiary Telvent Investments, S.L. for a sale price of approximately € 24.3 million, equal to the net book value of the shares. At the time of the sale the shares were 100% paid-in and encumbered by a pledge in favor of Nortel Networks International Finance and Holding B.V. (“Nortel”) and Ericsson Credit A.B. (“Ericsson”).

     On June 23, 2004, we agreed to sell 1,467,270 shares of Xfera Móviles, S.A. to Telvent Investments for a sale price of approximately € 1.3 million, equal to the net book value of the shares. At the time of the sale the shares were 50% paid-in and encumbered by a pledge in favor of Nortel and Ericsson. Under this agreement, Telvent Investments agreed to pay Xfera Móviles the full amount of a capital call, issued by Xfera prior to the date of the agreement, corresponding to the certain of the transferred shares, and to indemnify us for any damages, losses and liabilities related to that capital call.

Lease for Principal Executive office in Madrid, Spain.

   We lease our principal executive offices in Madrid, Spain under a lease dated November 15, 2000 with Valgrand 6 S.L. In January 2005, we and the landlord agreed in writing to reduce the size of the leased premises by 10,557 square meters (113,634 square feet) and the premises are now 34,096.65 square meters (367,013 square feet). The rent is adjusted annually in accordance with a consumer price index. In 2004, our rent under this lease was € 4,794,427. We also pay our proportionate share of operating costs and property taxes. The initial term of the lease expires on October 1, 2020. The lease will be renewed for a further 3 years if neither party gives notice at least one year before the end of the term that the lease will not be renewed.

Lease for office in Seville, Spain

     Telvent Servicios Compartidos S.A. leases these offices at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain under a lease dated February 25, 2004 with Prevision Espanola, S.A. y SUR, S.A. de Seguros y Reaseguros. For the first 2 years of the term the annual base rent is € 404,363. We also pay our proportionate share of operating costs and property taxes. After the second year of the term, the rent will be adjusted annually in accordance with a Spanish consumer price index. This facility is 6,126.71 square meters (65,947 square feet). The term of the lease is 6 years, commencing January 1, 2005 and expiring on December 31, 2010. We may extend the lease for additional one year periods by giving written notice at least 6 months prior to the expiry of the lease for a maximum of two years.

     Telvent Servicios Compartidos S.A. also leases offices on the third and fourth floors in the same building (Ronda del Tamarguillo, 29 Plantas 3a y 4a, Seville, Spain) under a lease dated July 30, 2003 with Altius Partners, S.L. the obligations under the lease are guaranteed by Telvent. The rent for the first year of the term is € 60,933.83 per month. We also pay our proportionate share of operating costs and property taxes. After the first year of the term, the rent is adjusted annually in accordance with a Spanish consumer price index. This facility is 7,820 square meters (84,178 square feet). The initial term of the lease is for 10 years expiring on August 1, 2013. The lease will be extended for successive periods of 2 years each, unless we give notice in writing to the landlord 6 months before the end of the term or renewal term as the case may be.

     In 2004, our combined total rent under these leases was € 1,144,182.

Lease for Data Center office in Seville, Spain

     Telvent Housing leases these offices at Avda. Montesierra 36 in Seville, Spain under a lease dated July 1, 2004 with Decesaris, S.A.. The rent is adjusted annually in accordance with a Spanish consumer price index. In 2004, our rent under this lease was € 6,462.27 per month (€ 38,773 total for the year). This facility is 877 square meters (9,435 square feet). The initial term of the lease expires on December 31, 2010. The lease will be extended for a maximum of 4 successive periods of 5 years each, unless we give notice in writing to the landlord 30 days before the end of the term or renewal term as the case may be. We are responsible for paying the operating costs related to the facility. All the taxes related with the facility are the owner’s responsibility.

Lease for Data Center office in Barcelona, Spain

     Telvent Housing leases these offices at Acero 30-32, Barcelona, Spain under a lease dated June 27, 2001 with Sertram S.A.. The rent is adjusted annually in accordance with a Spanish consumer price index. In 2004, our rent under this lease was € 304,322. We are responsible for paying the operating costs and property taxes related to the facility. This facility is 2,511 square meters (27,028 square feet). The initial term of the lease expires on January 1, 2009. The lease will be extended for a maximum of 20 successive periods of one year each, unless we give notice in writing to the landlord six months before the end of the term or any renewal term as the case may.

Lease for Data Center office in Lisbon, Portugal

     Telvent Housing leases these offices at Severiano Falcao 14, Lisbon, Portugal under a lease dated June 21, 2000 with Imovest-Fundo de Investimentos Imobiliarios. The rent is adjusted annually in accordance with a Portuguese index of leasing contracts. In 2004, our rent under this lease was € 487,056. This facility is 5,355 square meters (57,641 square feet). The initial term of the lease expires on June 20, 2007. The lease will be extended for successive periods of one year each, unless we give notice in writing to the landlord ninety days before the end of the term or any renewal term, as the case may be.

Lease for office in Calgary, Canada

     Telvent Canada leases these offices at 10333 Southport Road SW, Calgary, Alberta, Canada under a lease dated August 7, 2002, with Pensionfund Realty Limited. This facility is 12,337 square meters (132,800 square feet). The rent under this lease is CAD$1,759,600 per year. We also pay our proportionate share of operating costs and property taxes. The lease expires on July 31, 2008. We have the option to enter into a new lease for two further terms of five years each by giving written notice at least 6 months prior to the expiry of the lease. The rent for each renewal lease term will be the market rate for space of similar size, use and location. Telvent Canada Ltd. sub-leases 2,927 square meters (31,509 square feet) of the space in the Calgary facilities to a third party.

Lease for office in Houston, USA

     Telvent USA leases these offices at 7000A Hollister, Houston, Texas, USA 77040 under a lease dated October 16, 2003 with Baker Hughes Incorporated. This facility is 4,476 square meters (48,177 square feet). In 2004, our rent under this lease was U.S.$ 436,459. We also pay our proportionate share of operating costs and property taxes. The initial term of the lease expires on November 30, 2009. Once the initial term of the contract is finished, Telvent is able to extend the duration of it year after year.

Offices in Beijing, China

     Telvent Control System (Beijing) Co. Ltd. (“Telvent China”) has been leasing 925 square meters (9,957 square feet) of space on the fourth floor, No. 2 Plant, No. 8 North Hongda Road, Beijing Development Area, Beijing 100176, China, under a lease with Beijing Development Area Co., Ltd. The original lease was from November 15, 2001 to November 14, 2004. It was renewed for one year, expiring on November 14, 2005. This last renewal was signed on December 28, 2004. In 2004, our rent under this lease was 330,000 Rmb (Chinese Yuan Reminbi) per year, plus a management fee of 27,500 Rmb per year. The rent is the same for 2005. In November, 2005, we will have the option to renew this lease for a further term of years.

     We have signed a purchase contract dated March 17, 2005 with Beijing Development Area Co., Ltd. to purchase a new 3-floor 1,303 square meter (14,025 square feet) office in another location in Beijing to establish the China headquarters for Telvent. The total purchase price is 9,383,821 Rmb: 8,219,177 for the building and 1,164,644 for improvements. The purchase price will be paid 40% on closing, and the balance will be financed by an 8 year mortgage (5.58% interest rate). According to China Laws, the amortization period will be 30 years. The local authorities must approve the purchase contract within 90 days of the date of the Contract. The seller is responsible to obtain this approval. We believe we will receive approval before the end of the 90-day period. We plan to sign the mortgage in mid-May, 2005 and begin the work to build out the office space. We believe it will take approximately two months to complete the work to get the offices ready for occupancy. We plan to move into the new offices in August 2005.

Lease for office in Rio de Janeiro, Brazil

     Telvent Brazil S.A. leases these offices in Rio Janeiro, Brazil under a lease dated May 10, 2004 with Bargoa S.A. (an Abengoa company). This facility is 491 square meters (5,285 square feet). In 2004, our rent under this lease was 60,000 Brazilian Reals. This lease may be renewed annually on May 10.

Lease for office in Mexico City, Mexico

Telvent Mexico S.A. de C.V. leases these offices in Mexico D.F., Mexico under a lease dated January 1, 2003 with Abengoa Mexico, S.A. De C.V. This facility is 1,022 square meters (10,997 square feet). In 2004, our rent under this lease was 983,160 Mexican Pesos. The amount of the rent is reviewed every 12 months based on the Mexican inflation index multiplied by 1.20. The term of the lease expires on December 31, 2008.

We may extend the lease for an additional three years by giving written notice at least 60 days prior to the expiration of the lease.

D.     EXCHANGE CONTROLS

     In 1991, Spain adopted the European Union standards for free movement of capital and services. As a result, exchange controls, as well as restrictions on foreign investments, have generally been abolished. There are no exchange controls in existence in Spain that would affect our import and export of capital. As described under “Item 10.B-Memorandun and articles of association-Limitations on rights to own our securities”, foreign investors may invest freely in shares of Spanish companies (except for companies operating in certain strategic industries, unless the Spanish government has issued an exemption), and we must report to the Spanish Registry of Foreign Investments our ordinary shares held by foreign investors, but there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries. Please see also “Item 8.A-Consolidated statements and other financial information-Dividends”.

E.     TAXATION

     The following is a summary of the material Spanish and United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This summary is not a complete analysis or listing of all the possible tax consequences of such transactions and does not address all tax considerations that may be relevant to all categories of shareholders, some of whom may be subject to special rules. Accordingly, our shareholders should consult their own tax advisors as to the tax consequences of their purchase, ownership and disposition of ordinary shares, including the effect of tax laws of any other jurisdiction, based on their particular circumstances. The statements regarding Spanish and United States federal tax laws set out below are based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, and any such change may have retroactive effect.

Spanish Taxation

     The following discussion, subject to the limitations and qualifications therein, applies to the material Spanish tax consequences of the acquisition, ownership and disposition of our ordinary shares. This discussion applies only to shareholders that are “nonresident holders,” as defined below.

     As used herein, the term “nonresident holder” means a beneficial owner of our ordinary shares:

•	that is an individual or corporation not resident in Spain for Spanish tax purposes;

•	whose ownership of our ordinary shares is not for Spanish tax purposes effectively connected with either a permanent establishment in Spain through which such owner carries on or has carried on business or a fixed base in Spain from which such owner performs or has performed independent personal services; and

•	that is not treated as owning or having owned at any time, directly or indirectly, 10% or more of our ordinary shares.

     This discussion is based on Spanish tax laws currently in effect, which laws are subject to change at any time, perhaps with retroactive effect. This discussion does not consider all aspects of Spanish taxation that may be relevant to particular nonresident holders, some of whom may be subject to special rules. In particular, this discussion does not address the Spanish tax consequences applicable to partnerships or other “look-through” entities or investors who hold ordinary shares through partnerships or such entities. Each nonresident holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership or disposition of our ordinary shares.

     Income Taxes — Taxation of Dividends. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. In the event, however, that we pay dividends on our ordinary shares, under Spanish law, the dividends are subject to Spanish Non-Residents Income Tax, withheld at source on the gross amount of the dividends, currently at a 15% tax rate, unless the shareholder is entitled to an exemption or a reduced rate under a Convention for the Avoidance of Double Taxation (“CADT”) between Spain and its country of residence. Nonresident holders should consult their tax advisors with respect to the applicability and the procedures under Spanish law for obtaining the benefit of an exemption or a reduced rate under a CADT.

     Income Taxes — Rights. Distributions to shareholders of preemptive rights to subscribe for new shares made with respect to our ordinary shares are not treated as income under Spanish law and, therefore, are not subject to Spanish Non-Residents Income Tax. The exercise of such preemptive rights subscribing for new shares is not considered a taxable event under Spanish law and thus is not subject to Spanish Non-Residents Income Tax. The tax treatment of disposals of preemptive rights depends on whether the underlying shares to which such rights relate are listed on a stock exchange of a European Union member. If our ordinary shares are listed on a stock exchange of a European Union member, the amount that a shareholder receives from the disposal of preemptive rights will reduce the acquisition value of the underlying shares and will be taxable to such shareholder, as a capital gain, only to the extent that the amount such shareholder receives exceeds the acquisition value of the underlying shares. If our ordinary shares are not listed on a stock exchange of a European Union member, the amount that a shareholder receives from the disposal of preemptive rights will be considered as taxable capital gain. See “— Spanish Taxation – Income Taxes – Taxation of Capital Gains” below. Our ordinary shares are not currently listed on a European Union member stock exchange and we do not anticipate that they will be listed on any of these exchanges in the future.

     Income Taxes — Taxation of Capital Gains. Under Spanish Non-Residents Income Tax Law, any capital gains derived from the sale or exchange of our ordinary shares are considered to be Spanish source income and, therefore, are taxable in Spain. Spanish Non-Residents Income Tax is currently levied at a 35% tax rate on capital gains obtained by nonresident holders who are not entitled to the benefit of an exemption or a reduced rate under an applicable CADT.

     However, capital gains realized by a shareholder on the sale or exchange of our ordinary shares will be exempt from Spanish Non-Residents Income Tax in the following cases:

•	If such shareholder is a resident of another European Union Member State, it will be exempt from Spanish Non-Residents Income Tax on capital gains, provided that (i) our assets do not mainly consist of, directly or indirectly, Spanish real estate, and (ii) the gain is not obtained through a country or territory statutorily defined as a tax haven. In respect of requirement (i), above, our assets currently do not, and we do not expect them in the foreseeable future to consist, directly or indirectly, mainly of Spanish real estate.

•	If such shareholder is entitled to the benefit of an applicable CADT, capital gains realized by it will, in the majority of cases, be exempt from Spanish Non-Residents Income Tax (since most CADTs provide for taxation only in the nonresident holder’s country of residence).

     As a general rule, in the event that capital gain derived by one of our shareholders from the disposition of our ordinary shares is exempt from Spanish Non-Residents Income Tax, in accordance with the Order of December 23, 2003, such shareholder will be obliged to file with the Spanish tax authorities the corresponding tax Form 210 evidencing its entitlement to the exemption and provide the Spanish tax authorities with a certificate of tax residence issued by the tax authorities of the country of residence, within the meaning of a CADT, if applicable.

     Spanish Wealth Tax. Unless an applicable CADT provides otherwise, individual nonresident holders who hold ordinary shares located in Spain are subject to the Spanish Wealth Tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. Therefore, if a shareholder is an individual and such shareholder holds ordinary shares on the last day of any year, he or she will be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such ordinary shares during the last quarter of such year. Nonresident holders should consult their tax advisors with respect to the applicability of the Spanish Wealth Tax.

     Spanish Inheritance and Gift Taxes. Unless an applicable CADT provides otherwise, transfers of ordinary shares on death or by gift to individuals are subject to Spanish Inheritance and Gift Taxes, respectively (Spanish Law 29/1987), if the transferee is a resident of Spain for Spanish tax purposes, or if the ordinary shares are located in Spain, regardless of the residence of the transferee. Spanish tax authorities will consider our ordinary shares to be located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 7.65% and 81.6%. Gifts granted to corporate nonresident holders will be generally subject to Spanish Non-Residents Income Tax. Nonresident holders should consult their tax advisors with respect to the applicability of the Spanish Inheritance and Gift Taxes.

     Spanish Transfer Tax. A transfer by a nonresident holder of our ordinary shares will be exempt from any Spanish Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) and Value Added Tax if, at the time of such transfer, real estate in Spain does not amount to more than 50% of our assets. Real estate located in Spain currently does not, and we do not expect that Spanish real estate will in the foreseeable future, amount to more than 50% of our assets. Additionally, no Stamp Duty will be levied on a transfer by a nonresident holder of our ordinary shares.

United States Taxation

     The following discussion, subject to the limitations and qualifications therein, applies to the material United States federal tax consequences of the acquisition, ownership and disposition of our ordinary shares. The following discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This discussion applies only to shareholders that are U.S. holders, as defined below.

     As used herein, “U.S. holder” means a beneficial owner of our ordinary shares that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for such purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (1) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the United States Internal Revenue Code) are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

     The discussion does not consider all aspects of United States federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-United States federal tax laws. In addition, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to certain classes of U.S. holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, U.S. holders of our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. holders, directly, or indirectly or through attribution, of 10% or more of our outstanding ordinary shares, and persons who own our ordinary shares through a partnership or other pass-through entity. Each U.S. holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and disposition of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in tax laws.

     If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A shareholder that is a partnership holding our ordinary shares, or a partner in such a partnership, should consult its tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares.

     Taxation of Dividends in General. The gross amount of any distribution paid on our ordinary shares out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, before reduction for any Spanish income tax withheld by us, will be included in a U.S. holder’s gross income as a dividend when actually or constructively received. Accordingly, the amount of dividend income that will be included in a U.S. holder’s gross income may be greater than the amount actually received or receivable by such shareholder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the shareholder’s tax basis in the ordinary shares and then as capital gain. If a shareholder is not able to determine whether any portion of a distribution is not treated as a dividend for United States federal income tax purposes, such shareholder may be required to treat the full amount of such distribution as a dividend. We have not yet determined whether we will maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, whether we will provide information to U.S. holders necessary to make such determinations with respect to distributions on our ordinary shares. Corporate U.S. holders generally will not be eligible for the dividends-received deduction generally allowed United States corporations in respect of dividends received from United States corporations. Non-

corporate U.S. holders that meet certain eligibility requirements will qualify for United States federal income taxation on dividends paid in taxable years beginning before January 1, 2009, at a reduced rate of 15% or lower if we are a “qualified foreign corporation.” Generally, we will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the Convention between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, together with its related Protocol (the “U.S.-Spain Treaty”) or (ii) our ordinary shares are listed on an established securities market in the United States. As we are eligible for benefits under the U.S.-Spain Treaty and as our ordinary shares trade on the Nasdaq National Market, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” during all taxable years before 2009, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. Non-corporate U.S. holders nevertheless will not be eligible for the reduced rate (a) if they have not held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent they are under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by them as investment income under Section 163(d)(4)(B) of the United States Internal Revenue Code. Any days during which a shareholder has diminished its risk of loss with respect to our ordinary shares (for example, by holding an option to sell our ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

     We anticipate that any dividends that we pay will be declared in Euros as required by Spanish law but will be paid in U.S. Dollars. However, if we pay any dividends in Euros, the dividends will be included in our shareholders’ gross income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by our shareholders, regardless of whether the dividend payments are actually converted into U.S. Dollars. Shareholders will have a tax basis in any Euros distributed by us equal to the U.S. Dollar value of the Euros on the date they are actually or constructively received by such shareholders. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date on which a shareholder includes the dividend payment in income to the date on which such shareholder converts the payment into U.S. Dollars will be treated as ordinary income or loss and will be United States source income or loss for United States foreign tax credit purposes.

     Dividends paid by us generally will be foreign source passive income for United States foreign tax credit purposes or, if for financial services entities, foreign source financial services income for such purposes. However, the recently-enacted American Jobs Creation Act of 2004 (H.R. 4520) generally treats income that constitutes financial services income as general category income, along with other income that is not passive income, for United States foreign tax credit purposes for taxable years beginning after December 31, 2006. Subject to certain limitations, shareholders may elect to claim as a foreign tax credit against their United States federal income tax liability the Spanish income tax withheld from dividends received on our ordinary shares. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Spanish income tax withheld. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends received by non-corporate U.S. holders that are subject to United States federal income taxation at the reduced rate (discussed above). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. holder’s particular circumstances. Shareholders should consult their own tax advisors to determine whether and to what extent they would be entitled to this credit or deduction.

     Sale or Exchange of Ordinary Shares. Upon a taxable sale or exchange of ordinary shares, shareholders will recognize a capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the U.S. Dollar value of the amount realized on the sale or exchange and their adjusted tax basis determined in U.S. Dollars in the ordinary shares. This gain or loss will be long-term capital gain or loss if their holding period in the ordinary shares exceeds one year at the time of the sale or exchange. Any gain or loss will generally be United States source gain or loss for United States foreign tax credit purposes. Shareholders should consult their own tax advisors regarding the United States federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals and certain other non-corporate U.S. holders, and capital losses, the deductibility of which is subject to limitations. See “– Spanish Taxation – Income Taxes – Taxation of Capital Gains” above for a description of how shareholders may be able to obtain an exemption from Spanish capital gains tax upon a sale or other disposition of ordinary shares. Shareholders should also consult their own tax advisors regarding the source of such gain or loss, which in certain instances may be foreign source.

     If a shareholder receives Euros upon the sale of our ordinary shares, it will realize an amount equal to the U.S. Dollar value of the Euros on the date of the sale (or, if our ordinary shares are traded on an established securities market and it is a cash basis taxpayer or an electing accrual basis taxpayer, the settlement date). It will have a tax basis in the Euros received equal to the U.S. Dollar amount realized. Generally, any gain or loss it realizes upon a subsequent disposition of the Euros (including upon an exchange for U.S. Dollars) will be ordinary income or loss and will be United States source income or loss for United States foreign tax credit purposes.

     Passive Foreign Investment Company. We believe that we are not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for the current taxable year. We intend to conduct our business and investment activities in a manner that avoids classification as a PFIC in future taxable years and, based on our current projections and forecasts, we do not expect to become a PFIC in the foreseeable future. However, because our PFIC status must be determined on an annual basis based on the composition of our assets and income during a taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. If we were considered a PFIC for any taxable year, certain adverse consequences could apply to U.S. holders. The PFIC rules are complex, and shareholders should consult their own tax advisors regarding our status as a PFIC for the current taxable year and any subsequent taxable years and the eligibility, manner and advisability of making a “mark to market” election if we are treated as a PFIC for any of these taxable years.

     Backup Withholding and Information Reporting. Any dividend paid on our ordinary shares to shareholders may be subject to United States federal tax information reporting requirements and to United States backup withholding (the backup withholding rate currently is 28%). In addition, the proceeds of a shareholder’s sale of ordinary shares may be subject to United States federal tax information reporting and to United States backup withholding. Backup withholding will not apply if a shareholder (i) is a corporation or other exempt recipient or (ii) provides a United States taxpayer identification number, certifies both that it is a United States person and as to no loss of exemption from backup withholding, and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the United States backup withholding rules will be allowed as a refund or a credit against such shareholder’s U.S. federal income tax, provided the required information is furnished to the United States Internal Revenue Service. Shareholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

F.     DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.     STATEMENT BY EXPERTS

     Not applicable.

H.     DOCUMENTS ON DISPLAY

     You may read and copy our Registration Statement and its exhibits and other reports and information that we file with or furnish to the SEC, including this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet Web site at www.sec.gov.

I.     SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates, foreign exchange rates and equity prices. The primary market risk to which we are exposed is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities and equity price risk on our marketable equity investments.

Exchange Rate Risk

     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.

     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to 12 months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.

     Although these are economic hedges, in accordance with our financial statements prepared in accordance with U.S. GAAP, we record these contracts at fair value on our balance sheet, with related gains and losses recorded as earnings on our consolidated statement of operations, because the financial statements provided in our Registration Statement were our initial U.S. GAAP financial statements and we were not able to receive hedge accounting treatment for these economic hedges retroactively.

     The following tables provide quantitative information about our foreign exchange contracts by principal currency as of December 31, 2003 and 2004.

	As of December 31, 2003
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Euro/ U.S. Dollar versus:
U.S. Dollar	€2,136	€23,662	€3,486	€19,741
Japanese Yen	325	5,814	369	6,806
Brazilian Real	234	3,345	62	364
Mexican Peso	121	10,657	—	—

	€2,816	€43,478	€3,917	€26,911

	As of December 31, 2004
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Euro/ U.S. Dollar versus:
U.S. Dollar	€1,061	€6,695	€1,024	€5,526
Japanese Yen	503	4,507	503	4,507
Brazilian Real	149	704	150	1
Mexican Peso	594	6,956	—	—
Canadian Dollar	1,139	9,110	925	13,103

	€3,446	€27,972	€2,602	€23,137

     The tables above include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.

     In addition, the derivatives that we acquired in connection with the Miner & Miner acquisition, on December 10, 2004, which we have valued at € 600, are described in Note 12 to the consolidated financial statements.

     As a result of the increase in our sales abroad, starting in 2003, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro-denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.

Interest Rate Risk

     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We do not currently engage in any hedging of interest rate risk through the use of forward contracts, swaps or any other derivative instruments. We use interest rate caps to limit the impact of interest rate increases for some of our long-term debt obligations. We manage certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2006 and 2008. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid were € 0 during the year ended December 31, 2004.

     Details of the terms of our short-term and long-term debt are reflected in Notes 14 and 15, respectively, in the Notes to Consolidated Financial Statements on pages F- 20 to F- 21.

Equity Price Risk

     During the quarter ended September 30, 2004, we disposed of our entire portfolio of marketable equity securities exposed to equity price risk.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     On October 21, 2004, the SEC declared effective our Registration Statement (File No. 333-119508) to register 10,005,000 ordinary shares at an initial public offering price of $9.00 per share (for an aggregate price of $90,045,000), and the offering of our ordinary shares pursuant to such Registration Statement commenced. On that date, we agreed to sell 8,700,000 ordinary shares to the underwriters (whose representatives were Merrill Lynch & Co., Lehman Brothers, and SG Cowen & Co.) at $9.00 per share (for an aggregate price of $ 78,300,000). In November 2004, the underwriters exercised in part their one-time option to purchase 655,000 of the 1,305,000 ordinary shares registered to cover the overallotment option; we sold 547,100 such ordinary shares to the underwriters at $9.00 per share (for an aggregate price of $4,923,900), and certain selling shareholders sold the remaining 107,900 of such shares at $9.00 per share (for an aggregate price of $971,100).

     Our expenses of the offering were $ 5,825,673 for underwriting discounts and commissions and € 5,292,146 for other expenses (including costs for professional fees relating to accounting advice and legal costs during the year ended December 31, 2004). As disclosed in the Registration Statement, our expenses are subject to reimbursement. Our net proceeds from the offering were $ 77.4 million. No offering expenses were paid directly or indirectly to our directors, our affiliates, or any person owning 10% or more of any class of our equity securities. The offering has terminated.

     On November 25, 2004, we used € 0.8 million of the net proceeds of the offering to pay the deferred payment for the acquisition of ICX. On December 10, 2004, we used $3.8 million of the net proceeds to make the initial payment of the total $7.9 million purchase price for our acquisition of 70% of the issued and outstanding shares of Miner & Miner. On April 5, 2005, we used $ 4.1 million of the net proceeds to make the second payment for our acquisition of those shares.

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     As of December 31, 2004, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Regardless, such conclusion by our Chief Executive Officer and Chief Financial Officer as of December 31, 2004 does not preclude the possibility that we could discern room for enhancement of our system of disclosure controls and procedures as we continue our process of assessing our existing controls over financial reporting in preparation for our compliance with the SEC’s new requirement that management evaluate and report on internal controls over financial reporting (with which we, as a foreign private issuer, must comply for our fiscal year ending on December 31, 2006).

Management’s Annual Report on Internal Control Over Financial Reporting

     Not applicable.

Attestation Report of Registered Public Accounting Firm

     Not applicable.

Changes in Internal Control over Financial Reporting

     There has been no significant change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that we have at least one audit committee financial expert, Mr. Javier Salas, who is the Chairman of our Audit Committee. Mr. Salas has acquired such expertise through his experience actively supervising persons performing principal financial and accounting officer functions, experience overseeing the performance of companies with respect to the preparation and evaluation of their financial statements, and other relevant experience outlined in “Item 6.A-Directors and Senior Management.”

Mr. Salas is independent as defined under Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards, which are applicable to us as a company listed on the Nasdaq National Market.

ITEM 16B.      CODE OF ETHICS

     Our Board of Directors has adopted a Code of Conduct for our employees, officers and directors to govern their relations with current and potential customers, fellow employees, competitors, government and self-regulatory agencies, the media, and anyone else with whom Telvent has contact. In 2004, there were no amendments to our Code of Conduct, or waivers of it as it applies to the Chief Executive Officer and the Chief Financial Officer. On February 25, 2005, our board of directors approved a set of amendments to clarify and expand our Code of Conduct as follows:

•	we added a new section that describes our corporate culture, in which professionalism, superb quality and our Common Management Systems are central;

•	we redirected from senior management to the Secretary of the Board of Directors any questions about potential conflicts of interest or about the Code of Conduct, any reports of information that might be necessary to ensure that financial reports and disclosures are full, fair and accurate, and any reports of unethical or illegal behavior or a violation or a suspected violation of the Code of Conduct;

•	we redirected from senior management to the Board of Directors or its Chairman the responsibility for pre-clearance of all public and media communications involving Telvent (which is required);

•	we redirected from senior management to the Board of Directors the responsibility for the administration of the Code of Conduct, and clarified that only the Board of Directors can grant any waiver of the application of the Code of Conduct;

•	we expanded the language that describes our prohibition of insider trading; and

•	we added a section that obligates any employee to contact our Legal Department before taking any action if there is a question as to the legality of that action.

     A copy of our Code of Conduct, as amended, is available on our website at www.telvent.com.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, PricewaterhouseCoopers Auditores, S.L, or by other member firms of PricewaterhouseCoopers to the Telvent group, classified by type of service rendered for the periods indicated:

	Year Ended December 31
	2004	2003
	(€ in thousands)
Audit Fees	2,903	241
Audit-Related Fees	9	61
Tax Fees	20	39
All Other Fees	—	—

Total	2,932	341

     Audit Fees are the aggregate fees billed for professional services in connection with the audit of our consolidated annual financial statements, quarterly review of our interim financial statements and statutory audits of our subsidiaries’ financial statements under the rules of Spain and the countries in which our subsidiaries are organized. Also included are services that can only be provided by our auditor, such as auditing of non-recurring transactions, consents, comfort letters, attestation services and any audit services required for U.S. SEC or other regulatory filings. An amount of € 2.4 million is included in 2004 for fees related to the audit work performed in connection with our IPO. This amount has been paid for by Abengoa.

     Audit-Related Fees are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, and are not restricted to those that can only be provided by the auditor signing the audit report. This category comprises fees billed for consultation concerning financial accounting and reporting standards, as well as advisory services associated with our financial reporting process. Also included are fees billed for audits of expenses like software development costs related to government grants for research and development purposes.

     Tax Fees are fees billed for tax compliance, tax review and tax advice on actual or contemplated transactions.

Audit Committee’s Policy on Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditor.

     Subject to shareholder approval of the independent auditor in accordance with Spanish law, the Audit Committee has the sole authority to appoint, retain or replace the independent auditor. The Audit Committee is also directly responsible for the compensation and oversight of the work of the independent auditor. These policies generally provide that we will not engage our independent auditors to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee. The Audit Committee’s pre-approval policy, which covers audit and non-audit services provided to us or to any of our subsidiaries for periods subsequent to our IPO, is as follows:

•     The Audit Committee shall review and approve in advance the annual plan and scope of work of the independent auditor, including staffing of the audit, and shall (i) review with the independent auditor any audit-related concerns and management’s response and (ii) confirm that any examination is performed in accordance with the relevant accounting standards.

•     The Audit Committee shall pre-approve all audit services and all permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the independent auditors, to the extent required by law. The Committee may delegate to one or more Committee members the authority to grant pre-approvals for audit and permitted non-audit services to be performed for the Company by the independent auditor, provided that decisions of such members to grant pre-approvals shall be presented to the full Committee at its next regularly scheduled meeting.

•     For those audit services performed by the independent auditor that may be considered as permitted audit services, the pre-approval of such fees by the Audit Committee will not be compulsory provided that all such fees are less than € 3,000.

     In accordance with the above pre-approval policy, all audit and permitted non-audit services performed for us by our principal accountants, or any of its affiliates, were approved by the Audit Committee of our board of directors, who concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions: an auditor may not function in the role of management; an auditor may not audit his or her own work; and an auditor may not serve in an advocacy role for his or her client.

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     The Nasdaq listing standards mandated by Rule 10A-3(b) of the Securities Exchange Act (which require, among other things, that each member of the audit committee of a listed company be independent) will become operative with respect to foreign private issuers, including us, after July 31, 2005. Between July 31, 2005 and the first anniversary of our IPO on October 21, 2005, an exemption from compliance with the independence requirements will be available to us. Currently, one of the three members of our audit committee is not, or may not be, independent. We expect that by the first anniversary of our IPO, all of our audit committee members will be independent as required by Nasdaq listing standards and SEC requirements.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     In fiscal year 2004, neither we nor any person acting on our behalf made any purchase of Telvent equity securities.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have provided our financial statements under Item 18.

ITEM 18.       FINANCIAL STATEMENTS

Our financial statements are at pages F-1 to F-41

ITEM 19.       EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Deed of Incorporation as filed with the Mercantile Registry of Madrid (English translation) (1)

1.2	Articles of Association of the Spanish Corporation Telvent GIT, S.A. (“Telvent”) (English translation) (2)

2.1	Form of Stock Certificate of Telvent (1)

4.1	Reciprocal Loan Agreement between Abengoa, S.A. (“Abengoa”) and Telvent dated April 20, 2004 (English translation) (1)

4.2	Framework Agreement for the Granting of Banking Transactions to Abengoa and certain subsidiaries by ABN Amro Bank dated July 17, 2002 (1)

4.3	Credit Agreement between Telvent Canada and LaSalle Business Credit, a division of ABN Amro Bank N.V., Canada Branch, dated May 2, 2003 (1)

4.4	Credit Agreement Amendment (Availability and Covenant Amendments) between Telvent Canada and LaSalle Business Credit, a division of ABN Amro Bank N.V., Canada Branch, dated June 29, 2004

4.5	Form of Services Agreement (English translation) (1)

4.6	Telvent-GIRH Contract for Services between Telvent and Gestión Integral de Recursos Humanos, S.A., dated January 1, 2004 (English translation) (1)

4.7	Form of Underwriting Agreement (3)

4.8	Share Purchase Agreement by and among Metso Automation Holding B.V, Neles-Jamesbury Inc., Telvent Sistemas y Redes, S.A., Metso Automation SCADA Solutions Ltd., and Metso Automation SCADA Solutions Inc. dated January 31, 2003 (1)

4.9	Sale of Shares of the Company Xfera Móviles, S.A. and Adherence to Pledge and Subordination Agreements between Telvent Investments, S.L. (“Telvent Investments”) and Telvent, dated June 18, 2004 (English translation) (1)

4.10	Contract of Sale of Shares of the Company Xfera Móviles, S.A. between Telvent Investments and Telvent, dated June 23, 2004 (English translation) (1)

4.11	Lease contract between Carrierhouse, S.A. (now known as Telvent Housing) and Valgrand 6, S.A., dated November 15, 2000 (English translation)

4.12	Commercial Lease Agreement between Telvent Servicios Compartidos S.A. and Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros, dated February 25, 2004 (English translation)

4.13	Lease Contract between Telvent Edificio Valgrande, S.L. (now known as Servicios Compartidos S.A.) and Altius Partners S.L., dated July 30, 2003 (English translation)

4.14	Commercial Lease Agreement between Telvent Housing and Decesaris, S.A., dated July 1, 2004 (English translation)

4.15	Lease Agreement for Premises for Uses Other Than as a Dwelling between Carrierhouse, S.A. (now known as Telvent Housing) and Sertram, S.A., dated June 27, 2001 (English translation)

PART III

4.16	Lease of Office Space-Southland Park between Metso Automation Scada Solutions Ltd. (now known as Telvent Canada) and Pensionfund Realty Limited, dated August 7, 2002

4.17	Lease Agreement between Telvent USA Inc. and Baker Hughes Incorporated, dated October 16, 2003

4.18	Leasehold Contract between Telvent Control System (Beijing) Co., Ltd. and Beijing Development Area Co., Ltd., dated November 15, 2001 (English translation)

4.19	Real Property Purchase Contract between Telvent Control System (Beijing) Co., and Beijing Development Area Co., Ltd., dated March 17, 2005 (English translation)

4.20	Leasing Agreement between Sianco Brasil S/A (now known as Telvent Brasil S.A.) and Bargoa S.A., dated January 1, 2003, together with a letter memorializing a discussion held on May 24, 2004 concerning amendments to the terms of the lease (English translation)

4.21	Lease between Telvent Mexico, S.A. de C.V. and Abengoa Mexico, S.A. De C.V., dated January 1, 2003, as amended by an Addendum dated January 3, 2005 (English translation)

4.22	Notarial Certificate and Lease between Carrierhouse S.A. (now known as Telvent Housing) and Imovest—Fundo de Innvestimentos Imobiliarios , dated June 21, 2000 (English translation)

8.1	Significant Subsidiaries of Telvent

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act)

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act)

(1)	incorporated by reference to the registrant’s Registration Statement on Form F-1 filed on October 4, 2004

(2)	incorporated by reference to the registrant’s Form 6-K filed on November 23, 2004

(3)	incorporated by reference to the registrant’s Registration Statement on Form F-1/A filed on October 18, 2004.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELVENT GIT, S.A.

(Registrant)

By: :	/s/ Manuel Sánchez

Manuel Sánchez
Chief Executive Officer

Date: May 13, 2005

INDEX TO FINANCIAL STATEMENTS

INCLUDED IN ANNUAL REPORT 20-F:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Telvent GIT, S.A:

We have audited the accompanying consolidated balance sheets of Telvent GIT, S.A. and its subsidiaries as of December 31, 2004 and December 31, 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement Schedule I. These consolidated financial statements and the financial statement Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement Schedule I based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telvent GIT, S.A. and its subsidiaries at December 31, 2004 and December 31, 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

As discussed in Note 7 to the consolidated financial statements, the Company accounted for variable interest entities in 2004 and 2003 under the provisions of FIN46-R. Previous to the adoption of FIN46-R, these entities had been accounted for under the equity method.

April 6, 2005
Madrid, Spain

PricewaterhouseCoopers Auditores, S. L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3a
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79031290

Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2004	2003
Assets:
Current assets:
Cash and cash equivalents	€80,515	€27,735
Restricted cash	8,028	—
Available-for-sale securities and other short-term investments	1,231	3,311
Investments held at cost	—	25,490
Derivative contracts	4,046	2,816
Accounts receivable (net of allowances of €2,165 in 2004 and €2,145 in 2003)	84,536	68,287
Unbilled revenues	36,683	25,706
Due from related parties	37,848	65,863
Inventory	10,760	11,361
Deferred tax assets	3,751	7,267
Other current assets	659	646

Total current assets	€268,057	€238,482
Other investments	2,137	2,856
Property, plant and equipment, net	53,586	48,251
Prepaid expenses and other assets	3,198	134
Deferred tax assets	18,004	7,034
Other intangible assets, net	9,789	8,400
Goodwill	13,689	11,347

Total assets	€368,460	€316,504

Liabilities and shareholders’ equity:
Accounts payable	€123,278	€84,859
Billing in excess of costs and estimated earnings	16,466	10,880
Accrued and other liabilities	7,696	12,092
Income taxes payable	11,778	8,500
Deferred tax liabilities	3,096	2,327
Due to related parties	6,194	60,637
Current portion of long-term debt	9,208	8,826
Short-term debt	18,748	24,186
Short-term leasing obligations	1,960	879
Derivative contracts	2,602	3,917

Total current liabilities	€201,026	€217,103
Long-term debt less current portion	16,875	25,791
Long-term leasing obligations	4,130	914
Other long term liabilities	8,747	9,754
Deferred tax liabilities	323	2
Unearned income	525	474

Total liabilities	€231,626	€254,038

Minority interest	863	1,259
Stock compensation plan, net	—	874

Commitments and contingencies (Note 18)
Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	60,101

	As of	As of
	December 31,	December 31,
	2004	2003
Additional paid-in capital	40,319	—
Deferred Compensation	(3,305)	—
Accumulated other comprehensive income (loss)	(3,364)	(431)
Retained earnings	14,432	663

Total shareholders’ equity	€135,971	€60,333

Total liabilities and shareholders’ equity	€368,460	€316,504

Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2004	2003	2002
Revenues	€312,571	€257,732	€219,435
Cost of revenues	245,578	202,149	180,752

Gross profit	€66,993	€55,583	€38,683

General and administrative	21,446	18,807	18,536
Sales and marketing	10,118	9,091	3,705
Research and development	11,060	11,278	5,772
Depreciation and amortization	7,904	5,943	3,116
Impairment charges	—	1,589	2,290

Total operating expenses	€50,528	€46,708	€33,419

Income from operations	€16,465	€8,875	€5,264
Financial (expense), net	(2,313)	(4,381)	(1,463)
Other income (expense), net	88	(665)	34

Total other income (expense)	(2,225)	(5,046)	(1,429)

Income before income taxes	€14,240	€3,829	€3,835
Income tax expense (benefit)	4,749	(809)	(1,210)

Net income before minority interest	9,491	4,638	5,045
Loss/ (profit) attributable to minority interests	654	(124)	(374)

Net income	€10,145	€4,514	€4,671

Earnings per share
Basic and diluted net income per share	€0.47	€0.23	€0.23

Weighted average number of shares outstanding
Basic and diluted	21,775,752	20,000,000	20,000,000

     The consolidated statements of operations include the following income and (expense) items from transactions with related parties (see Note 22 to the consolidated financial statements):

	Year Ended December 31,
	2004	2003	2002
Revenues	€16,223	€15,914	€8,994
Cost of revenues	(7,410)	(7,329)	(11,567)
General and administrative	(1,323)	(1,198)	(2,455)
Financial income (expense), net	(135)	(527)	(26)

Consolidated Statements of Cash Flow
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2004	2003	2002
Cash Flow from operating activities:
Net income before minority interest	€9,491	€4,638	€5,045
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,015	5,945	4,128
Impairment of investments held at cost	—	1,589	2,290
Foreign exchange (gains) losses	882	3,535	(361)
Allowance for doubtful accounts	307	1,627	—
Deferred income taxes	(6,364)	4,356	2,565
Compensation related to the stock compensation plan	2,258	407	467
Gains on sales of investments	(88)	—	—
Change in operating assets and liabilities:
Accounts receivable	8,195	2,534	(5,629)
Inventory	3,166	7,343	(4,930)
Unbilled revenues	(10,830)	(7,289)	(7,249)
Accounts payable, related parties and other assets	3,706	(11,431)	5,414
Billing in excess of cost and estimated earnings on uncompleted contracts	5,237	(4,989)	3,038
Accrued and other liabilities, related parties payable	(8,045)	(3,833)	1,502
Due to temporary joint ventures	8,129	—	—

Net cash provided by operating activities	€25,059	€4,432	€6,280

Cash Flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(8,028)	49,681	(49,681)
Due from related parties	2,651	(5,915)	11,122
Purchase of available-for-sale securities	—	(1,077)	—
Maturities of available -for-sale securities	—	312	—
Metso acquisition, net of cash	—	(20,428)	—

Purchase of property, plant & equipment	(4,931)	(3,547)	(19,834)
Acquisition of investments, net of cash	(7,043)	—	—
(Acquisition) Disposals of investments	30,889	—	(35,847)
Recovery of cost of guarantees	—	869	—
Proceeds from sale of fixed assets	—	—	1,162

Net cash (used in) provided by investing activities	€13,538	€19,895	€(93,078)

Cash flows from financing activities:
Proceeds from long-term debt	1,982	16,894	17,142
Repayment of long-term debt	(11,371)	(1,588)	(15,360)

Proceeds and repayment of short-term debt, net	(5,439)	5,922	15,853
Proceeds from issuance of common stock, net	60,518	—	—
Due to related parties	(30,183)	(40,088)	95,738
Capital contributions related to Telvent Factory Holding AG	(3,624)	—	—
Dividends paid	—	(6,197)	(8,400)

Net cash (used in) provided by financing activities	€11,883	€(25,057)	€104,973

Net (decrease) increase in cash	€50,480	€(730)	€18,175
Net effect of foreign exchange in cash and cash equivalents	(950)	(4,266)	(2,308)
Cash and cash equivalents at the beginning of period	27,735	32,731	16,864
Joint venture cash and cash equivalents at the beginning of period	3,250	—	—

Cash and cash equivalents at the end of period	€80,515	€27,735	€32,731

	Year Ended December 31,
	2004	2003	2002
Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€439	€167	€—
Interest	€6,419	€8,254	€3,975

Non-cash transactions:

Capital leases (Note 18)	€5,168	€—	€—
Bilateral credit agreement between related parties (Note 22)	€24,537	€—	€—

Consolidated Statements of Shareholders’ Equity
(In thousands of Euros, except share and per share amounts)

						Accumulated
			Additional		Deferred	Other	Total
	Ordinary Shares		Paid-in	Retained	Stock	Comprehensive	Shareholders’
	Shares	Amount	capital	Earnings	Compensation	Income / (Loss)	Equity
Balance, December 31, 2001	20,000,000	€60,101	€—	€4,296	€—	€(175)	€64,222
Comprehensive income:
Net Income	—	—	—	4,671	—	—	4,671
Foreign currency translation adjustment	—	—	—	—	—	(1,079)	(1,079)
Total comprehensive income							3,592
Effect of the acquisition of companies under common control	—	—	—	1,779	—	—	1,779
Dividends paid	—	—	—	(8,400)	—	—	(8,400)

Balance, December 31, 2002	20,000,000	€60,101	€—	€2,346	€—	€(1,254)	€61,193
Comprehensive income:
Net Income	—	—	—	4,514	—	—	4,514
Unrealized gains on available-for- sale securities, net of taxes of €575	—	—	—	—	—	1,068	1,068
Foreign currency translation adjustment	—	—	—	—	—	(245)	(245)
Total comprehensive income							5,337
Dividends paid	—	—	—	(6,197)	—	—	(6,197)

Balance, December 31, 2003	20,000,000	€60,101	€—	663	€—	€(431)	€60,333
Comprehensive income:
Net Income	—	—	—	10,145	—	—	10,145
Unrealized gains on available-for- sale securities, net of taxes of €575	—	—	—	—	—	(1,068)	(1,068)
Effect of the sale of securities and afiliates to related parties	—	—	—	3,624	—	704	4,328
Foreign currency translation adjustment	—	—	—	—	—	(2,569)	(2,569)
Total comprehensive income							10,836
Issuance of common stock	8,700,000	26,144	35,284	—	—	—	61,428
Issuance of common stock due to exercise of green shoe option	547,100	1,644	1,872	—	—	—	3,516
Expenses related to share offering			(7,059)	—	—	—	(7,059)
Share offering expenses paid by Abengoa	—	—	3,784	—	—	—	3,784
Reclass of stock compensation, net to shareholdres ’ equity			6,438	—	(3,942)	—	2,496
Amortization of stock compensation	—	—	—	—	637	—	637

Balance, December 31, 2004	29,247,100	€87,889	€40,319	€14,432	€(3,305)	€(3,364)	€135,971

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

1. Description of Business

Telvent Sistemas y Redes, S.A. was incorporated on April 4, 2000 and is registered in the Madrid Registry of Companies, Volume 15,370, Folio 164, Sheet No. M-257879, 1st entry, C.I.F. No. A-82631623. Its corporate headquarters are located in Madrid, Spain. At the general shareholders’ meeting held on January 23, 2003, Telvent Sistemas y Redes, S.A. changed its name to Telvent GIT, S.A. (“Telvent” or “the Company”). Telvent is a majority owned subsidiary of Abengoa, S.A. (“Abengoa Group”).

Telvent is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Environment, Traffic, Transport) primarily in Spain, North America, Latin America (including Mexico) and China. These products and services solutions enable its customers to more efficiently manage their core operations and business processes.

Telvent’s mission-critical real-time products and services solutions collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. Telvent is capable of providing solutions that link this business intelligence to its customers’ enterprise information technology systems.

The configuration of the Group, with Telvent as the parent company, was completed on January 1, 2001, with the contribution of Sainco, and its dependent companies as subsidiaries of Telvent. The transaction was completed through a capital increase fully subscribed and paid to Abengoa, S.A. Abengoa provided the Company with 1,624,624 shares of Telvent Energía y Medio Ambiente (formerly named Sainco) for € 39,066. Subsequently, on January 19, 2001, at the General Shareholders’ Meeting it was agreed to increase the share capital by 9,057 shares, (€ 5,443), an increase that was fully subscribed and paid by Telvent AG by means of capitalizing its credit held against the Company at the time.

Within these financial statements, “Abengoa” refers to Abengoa, S.A. and its subsidiaries, but excluding Telvent and its subsidiaries. The “Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent and its subsidiaries.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Telvent, together with its subsidiaries, include the accounts of all majority-owned domestic and foreign subsidiaries and variable interest entities that are required to be consolidated. All intercompany profits, transactions and balances have been eliminated upon consolidation. Investments in joint ventures and other entities for which the Company does not have control, but does have the ability to exercise significant influence over the operating and financial policies, are accounted for under the equity method. Accordingly, the Company’s share of net earnings and losses from these ventures is included in the consolidated statements of operations. Non-marketable equity investments in which the Company does not exercise control or have significant influence over the operating and financial policies are accounted for using the cost method subject to other-than-temporary impairment.

During 2001, the Company sold Telvent Housing, Telvent Factory, and Telvent Portugal to a company under common control as part of a transaction which was structured in order to receive preferential tax treatment on a potential sale to a third-party investor. The parties did not reach an agreement on the sale conditions and these companies were subsequently repurchased on December 31, 2002 as a part of a reorganization of companies under common control. These companies were sold back to Telvent in order to take advantage of synergies of companies within the same core technology business. The assets and liabilities transferred between Telvent and these companies were accounted for at historical cost in a manner similar to a pooling of interest as required by SFAS 141.

The results of operations of Telvent Housing, Telvent Factory and Telvent Portugal have been combined with the results of operations of Telvent for the year ended December 31, 2002 as though the repurchase of those assets and liabilities had occurred on January 1, 2002 in a manner similar to a pooling of interest. No gains or losses were recognized at the date of these transfers because each transfer was recorded on a historical cost basis between companies under common control. The impact of combining the results of operations of these entities with Telvent was to reduce the consolidated net income of Telvent by € 2,126 in the year ended December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents.

At December 31, 2002, the Company maintained € 49,681 in restricted cash held as a security deposit in relation to guarantees given for the Company’s 3.71% investment in Xfera Móviles S.A (“Xfera’’). The restricted cash was held in escrow until July 2003, at which point the conditions requiring restriction were satisfied and the restriction was released. At December 31, 2004, there are deposits amounting to € 8,028, which constitute a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party, which thereby releases the Company’s obligation.

As of December 31, 2003, the Company does not have any cash equivalents. The Company has the following cash equivalents at December 31, 2004:

			Investment
Financial fund	Name	Currency	Date	Amount
ABN Funds	Interest Growth Fund	Euro	Nov. 2, 2004	6,000
	Euro Plus Fund	Euro	Nov. 2, 2004	4,270
	Global Liquidity Fund	Euro	Nov. 2, 2004	8,000
Deutsche Bank Funds	DWS Institutional Money Plus	Euro	Nov. 2, 2004	18,266

			Subtotal	€36,536

			Maturity
Deposit bank	Name	Currency	Date	Amount
Banque Nationale de Paris (BNP)	BNP2.07 % per annum	Euro	Feb. 2, 2005	18,270
	BNP1.95 % per annum	U.S. Dollars	Daily	1,627

			Subtotal	€19,897

			Total	€56,433

Allowance for Doubtful Accounts

The allowance for doubtful accounts is used to provide for impairment of receivables on the balance sheet. The balance represents an estimate of probable but unconfirmed losses in the collection of accounts receivable balances. A specific receivable is reviewed for impairment when, based on current information and events, it is deemed probable that contractual amounts will not be fully collected. Factors considered in assessing uncollectability include a customer’s extended delinquency and filing for bankruptcy. An impairment allowance is recorded based on the difference between the carrying value of the receivable and the expected amount of collection.

Financial Instruments

Available-for-Sale Securities

The Company classifies all debt and marketable equity securities as available-for-sale. These are reported at fair value on the balance sheet with unrealized gains and losses reported as a component of accumulated other comprehensive income within shareholders’ equity.

The Company regularly performs a review of each individual security to determine whether any evidence of impairment exists and which is other-than-temporary. This review considers factors such as the duration and amount at which fair value is below cost, the credit standing and prospects of the issuer, and the intent and ability of the Company to hold the security for such sufficient time to allow for any anticipated recovery in fair value.

Derivatives

All derivative instruments are recognized in the financial statements and are measured at fair value regardless of the purpose or intent for holding them. The Company, as part of its foreign currency risk management program, has entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, the Company has entered into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements.

Although the forward exchange contracts and interest rate caps are used as economic hedges, these transactions are currently recorded at fair value within the balance sheet with related gains and losses recorded in earnings, as the Company has not sought to apply hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities for these transactions.

The Company enters into certain long-term binding contracts that are denominated in a currency that is neither the functional or local currency of either party. This feature of the contracts is analogous to an embedded derivative that is bifurcated from the underlying host contract at inception of the contract and similar to freestanding derivatives, is recorded at fair value within the balance sheet with related gains and losses recorded in earnings.

Factoring of Trade Receivables

The Company has entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of approximately € 65,010 of cash for the year ended December 31, 2004 and € 51,856 for the year ended December 31, 2003 on available trade accounts receivable. Under the factoring agreements, the Company sells on a revolving and non-recourse basis, certain of its trade accounts receivable (“Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because the Company has relinquished control of the Pooled Receivables and the Company does not maintain any continuing involvement with the sold assets. Accordingly, Pooled Receivables sold under these facilities are excluded from receivables in the accompanying balance sheet. The Company incurs commissions of approximately 0.15% to 0.30% of the Pooled Receivable balance. The commission and interest expense are recorded as a charge to earnings in the period in which they are incurred as the commission and interest expense is in effect a loss on the sale of the asset. The total amount of commission expense included in interest expense as of December 31, 2004, 2003 and 2002 was € 1,202, € 1,220 and € 1,647, respectively.

Inventory

Inventory is valued at the lower of cost or net realizable value and is determined using the average cost method. Inventory consists of raw materials, work-in-progress, which includes the cost of direct labor, materials and overhead costs related to projects.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and surface rights	15 years
Integral equipment	3-20 years
Furniture and fixtures	7-10 years
Computer equipment	3-4 years
Vehicles	5-12 years
Other	3-7 years

Repairs and maintenance are expensed as incurred, while improvements, which increase the economic life of the asset, are capitalized and amortized accordingly. Gains or losses upon sale or retirement of property, plant and equipment are included in the consolidated statement of operations and the related cost and accumulated depreciation are removed from the consolidated balance sheet.

Capitalized Software Development Costs

Software development costs incurred in the period from establishment of technological feasibility of the product up to when the product is available for general release to customers are capitalized. Capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenue to the total projected product revenue, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short. As such, software development costs qualifying for capitalization have been insignificant.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of identifiable tangible and intangible net assets over the fair value of these assets as of the date of acquisition. Other intangible assets represent the fair value of intangible assets identified on acquisition. The Company adopted the provisions of FAS 142 which require that goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortization. The new rules also required that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. .

Other intangible assets represent identifiable intangibles with a finite life and are recorded at fair value at the date of acquisition and are amortized using the straight-line method over the following estimated useful lives:

Backlog	1-2 years
Software licenses	4 years
Software technology	5-10 years
Customer relationships	5-10 years

Maintenance costs in relation to software technology are expensed in the period in which they are incurred.

The Company has recorded an intangible for customer relationships due to the fact that the Company has historically experienced a high incidence of repeat business for system sales and ongoing service support. The Company identified non-contractual customer relationships (as distinct from contractual backlog) in its oil, gas and water, transit, electric utilities and RTU parts and repair businesses. The customer relationship intangible is being amortized over a ten-year period as the cash flows show strong and consistent net inflows over a ten-year period. Straight-line amortization was chosen for customer relationships because of relatively consistent expected cash flows over the ten-year useful life.

Valuation of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets, including property, plant and equipment, and finite life intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future cash inflows attributable to the asset, less estimated undiscounted future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such assets and fair value. Assets for which there is a committed disposition plan, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

Revenues

Revenues consist primarily of two types of revenues, products and services solutions and managed services.

Products and Services Solutions (Projects)

The Company provides products and services solutions under short and long-term fixed-price contracts. The contracts periods range from 3 months to approximately 3 years in length. Income for these contracts is recognized following the percentage-of-completion method, measured by the cost-to-cost method. The revenue earned in a period is based on total actual costs incurred plus estimated costs to completion.

Billings in excess of recognized revenues are recorded in “Billing in excess of cost and estimated earnings.” When billings are less than recognized revenues, the differences are recorded in “unbilled revenues.”

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. In the event that a loss or lower profitability is anticipated on the contract, it is immediately recognized in income. Changes in job performance, job conditions, and estimated profitability, and changes to the job scope may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Managed Services

Managed services contracts include leasing arrangements, maintenance, monthly fixed-rate, and fixed-rate hourly contracts. The Company recognizes revenue earned on the leasing, maintenance, and monthly fixed-rate contracts on a straight-line basis over the term of the contract. For contract arrangements where there is a fixed-rate per hour charge, the income is recorded based on time incurred to date.

The Company receives funds under capital grants from government agencies and other third parties, primarily for the purposes of research and development projects. Amounts received from such parties have been included in unearned income in the balance sheet and are amortized into income during the period in which the services are performed and the revenue is earned.

Cost of Revenues

Cost of revenues includes distribution costs, direct labor, materials and the applicable share of overhead expense directly related to the execution of services and delivery of projects.

General and Administrative

General and administrative expenses include compensation, employee benefits, office expenses, travel and other expenses for executive, finance, legal, business development and other corporate and support-functions personnel. General and administrative expenses also include fees for professional services, occupancy costs and recruiting of personnel.

Advertising

Advertising costs are expensed as incurred. Advertising expense amounted to approximately €1,250, € 954, and € 301 in 2004, 2003 and 2002, respectively.

Research and Development

Expenditures on research and development are expensed as incurred. The types of cost included in research and development expense include salaries, software, contractor fees, supplies and administrative expenses related to research and development activities. Cash received from government grants are netted against research and development expense in the period received.

Earnings Per Share

A basic earnings per share measure is computed using the weighted average number of common shares outstanding during the period. There were no instruments outstanding during the years ended December 31, 2004, 2003 and 2002 that would have a dilutive impact on the earnings per share calculation and accordingly, a separate fully diluted earnings per share measure is not presented.

Effective April 15, 2004, the shareholders approved a 200 for 1 split of ordinary shares, resulting in an increase in the number of shares from 100,000 to 20,000,000. The par value of the shares decreased accordingly from € 601.01 to € 3.005. Related disclosures with these consolidated financial statements retrospectively reflect the impact of this change.

The weighted average number of shares outstanding is calculated using the average number of days for each year.

Foreign Currency Translation

The functional currency of the Company’s wholly owned subsidiaries is the local currency in which they operate; accordingly, their financial statements are translated into the Euro using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenues, expenses, gains and losses within the statement of operations. Translation adjustments related to the balance sheet are included in accumulated other comprehensive income as a separate component of shareholders’ equity.

Foreign currency transactions undertaken by the Company and its domestic subsidiaries are accounted for at the exchange rates prevailing on the related transaction dates. Assets and liabilities denominated in foreign currencies are translated to Euros using period-end exchange rates, and income and expense items are translated using a weighted average rate for the relevant period. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations except for gains and losses arising from the translation of available-for-sale securities which are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity.

Other Comprehensive Income (Loss)

Other comprehensive income (loss), which is reported in the accompanying statement of shareholders’ equity, consists of net income (loss) and other gains and losses affecting equity that are excluded from net income. For the years ended December 31, 2004, 2003 and 2002, the Company’s comprehensive income consisted of unrealized gains and losses on available for sale securities and the cumulative currency translation adjustment. The accumulated tax effect of these adjustments was € nil , € 575 and € nil respectively.

In addition to the foreign exchange movements, at December 31, 2004 the Company recorded adjustments related to the sale of certain subsidiaries, as discussed in Note 6, and for the unrealized gains on available-for-sale securities, as discussed in Note 5.

Segments

Segments are identified by reference to the Company’s internal organization structure and the factors that management uses to make operating decisions and assess performance. The Company has five reportable segments consisting of Energy, Traffic, Transport, Environment and Other.

Start-Up Activities

The Company expenses the costs of start-up activities, including organization costs, as incurred.

Stock Compensation Plan

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25’’), and related interpretations in accounting for its formula based stock purchase plan. Compensation expense is recognized in earnings at the balance sheet date based on a formula with the exception of shares granted after January 1, 2003, where compensation expense has been recognized based on the excess, if any, of the fair-value of the Company’s stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. The Company discloses pro forma earnings and earnings per share to reflect compensation costs in accordance with the methodology prescribed under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123’’).

As the adoption of SFAS No.123R has not yet come into effect the Company, as allowed by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure has elected to continue to utilize the accounting method prescribed by APB 25. The applicable disclosure requirements of SFAS 148, have been provided below for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004	2003	2002
Net income as reported	€10,145	€4,514	€4,671
Add share-based compensation cost included in net income as reported	€2,258	€407	€467
Less share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards	€2,710	€2,408	€1,381

Pro forma net income/(loss) if the fair value based method had been applied to all awards	€9,693	€2,513	€3,757

Basic and diluted earnings/(losses) per share as reported in Euro	€0.47	€0.23	€0.23
Pro forma basic and diluted earnings/(losses) per share in Euro	€0.45	€0.13	€0.19

As the shares sold under the incentive plan consist of unvested stock, the fair value applied to arrive at the pro forma earnings and per share data was the estimated market value on the grant date.

Income Taxes

During 2003 and 2002, the Company filed taxes as a part of the consolidated Abengoa Group (¨the Abengoa Tax Group¨) using the separate return basis. Following the rules for tax consolidation in Spain, subsidiaries, in which more than a 75% interest is owned, are consolidated. The remaining companies will file taxes on a stand-alone basis. The income tax provision in the consolidated financial statements of the Company reflected for those years Telvent’s portion of taxes from the Abengoa Group and any taxes incurred on its stand-alone filings. Such provisions differ from the amounts currently receivable or payable because certain items of income are recognized in different time periods for financial reporting purposes than for income tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The Company records tax loss carry-forwards as deferred tax assets to the extent that they are more likely than not to be recovered in future periods. The Company’s temporary differences include allowances for research and development activities, employee training and export activities.

Due to the dilution of Abengoa ´s holding in Telvent as a result of the offering, the Company and some of its subsidiaries were excluded from the Abengoa Consolidated Tax Group. For year ended December 31, 2004 all Telvent companies file taxes on a stand-alone basis. The Company petitioned the Spanish fiscal authorities to form a new tax group consisting of the Company and its subsidiaries. The petition was approved and will take effect on January 1, 2005.

Reclassifications

Certain prior period amounts for accounts payable and short-term debt have been reclassified to conform with the current period presentation.

3. Recent Accounting Pronouncements

In December 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (revised ) (SFAS 151). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for Telvent for its year ended December 31, 2006. Management does not expect the adoption of SFAS 151 to have a material impact on its financial statements.

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (SFAS 123R). SFAS 123R requires that companies expense the value of employee stock options and other awards.

SFAS 123R allows companies to chose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. SFAS 123R is effective for Telvent from fiscal period beginning July 1, 2005. FAS 123R will have an impact upon adoption as the Company will be required to record the fair value of the share grants. The expected impact is approximate to the pro forma amount as disclosed in Note 2.

In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets (SFAS 153). SFAS 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for Telvent for non-monetary exchanges occurring after July 1, 2005. Management does not expect the adoption of this standard to have a material impact on the financial statements.

4.- Accounts Receivable

Accounts receivable consist of:

	Year Ended December 31,
	2004	2003
Trade accounts receivable	€76,451	€54,902
Payroll advances	1,367	775
Income tax receivable	8,883	9,890
Other trade receivables	—	4,865
Allowances for doubtful accounts	(2,165)	(2,145)

	€84,536	€68,287

The following analysis details the changes in the Company’s allowances for doubtful accounts during the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004	2003	2002
Balance at beginning of the year	€2,145	€646	€646
Increase in allowances during the year	307	1,627	—
Write-offs during the year	(287)	(128)	—

Balance at the end of the year	€2,165	€2,145	€646

5. Available-for-Sale Securities and Other Short-Term Investments

The following is a summary of the Company’s available-for-sale securities and other short-term investments as of December 31, 2004 and 2003:

	Year Ended December, 31
	2004	2003
Available for Sale securities	€904	€3,034
Short-term guarantee deposits	327	277

	€1,231	€3,311

At December 31, 2003, available-for-sale securities included a 12.01% equity investment in Viryanet, a NASDAQ listed company under symbol VRYA, which was also acquired in 2003. In August 2004, the Company sold its participation in Viryanet for an amount of € 1,009 to Telvent Investment, S.L., an indirect subsidiary of Abengoa, S.A. No gain or loss was recorded on the sale as the investment was sold at its carrying value.

The Company’s available for sale securities consist of the following:

	As of December 31,
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2004:
Equity securities	€106	€—	€—	€106
Foreign Government debt	241	—	5	236
Spanish Government debt	562	—	—	562

	909		5	904

December 31, 2003:
Equity securities	1,077	1,643	€—	€2,720
Foreign Government debt	314	—	—	314

	€1,391	€1,643	€—	€3,034

The contractual maturities of the Company’s debt securities held as investments were as follows:

	As of December 31, 2004
		Estimated
	Cost	Fair Value
Less that one year	€241	€236
One to five years	562	562

	€803	€798

6. Investments Held at Cost

At December 31, 2003, the Company had the following investments held at cost:

	As of December 31, 2003
	Ownership	Carrying
Name of the Company	Interest	Value
Xfera Móviles, S.A.	5.46%	€24,131
LaNetro S.A.	4.24	1,272
Aquanima S.A.	5.00	87

		€25,490

In August 2004, as part of a reorganization, minority investments that were held by the Company were sold to Telvent Investments S.L. an indirect subsidiary of Abengoa, so that Telvent could focus on its core business activities.

In relation to this reorganization, the Company sold Mundiland, S.A. and Telvent Factory Holding AG, which held the above ownership interest in LaNetro, S.A. and Aquanima, S.A., to another Abengoa subsidiary for € 7,886. The carrying value of these holdings at the date of sale was € 4,262. The difference between the carrying value and the sale value was not recorded as a gain in the income statement because it was sold to an entity under common control. Therefore, the gain on sale was recorded as a capital contribution and was recorded to retained earnings because under Spanish law, the Company is not allowed to affect additional paid-in capital unless the transaction relates to an issuance of capital. In 2003, the Company performed a review of all its non-marketable equity investments to determine whether any evidence of impairment existed. Based on the review performed as of December 31, 2003 and 2002 management determined that an impairment of € 1,589 and € 2,290, respectively, was other-than-temporary and had recognized this amount in the statement of operations as a charge through “Impairment charges’’. This assessment reflected management’s best estimate of the fair value of these non-marketable investments as of those dates.

Investment in Xfera

As of June 24, 2004, the Company sold its investment in Xfera and transferred the associated guarantee obligations to a company within Abengoa, Telvent Investments S.L. The sale price for this investment was the carrying value at that date of € 26,358. The amount of the guarantee obligations that were transferred was € 35,819. No gain or loss on sale was recorded.

7. Other Investments

Other investments consist of the following:

	Year Ended December 31,
	2004	2003
Investments held at cost	€—	€323

Investments accounted for under the equity method	—	387

Investments in joint ventures	374	186
Deposits for rentals and customers	1,763	1,960

	€2,137	€2,856

Other Investments held at cost

In July 2004, the Company sold all its investments held at cost to another Abengoa subsidiary at their carrying value, as such, no gain or loss was recorded.

Investment accounted for under the equity method

In the year ended December 31, 2003, investments accounted for under the equity method consisted mainly of 20% interest in the common stock of Nap de las Américas – Madrid S.A. The cost of this investment was € 379 and included the impact of a € 150 contribution in 2003. Share of net losses of the company of € 173 was recognized in earnings in year 2003. The Company sold this investment in 2004 and recorded a gain on sale of € 88.

Joint Ventures

The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs’’) in connection with its share of certain long-term service contracts.

These joint ventures are variable interest entities as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures created after January 31, 2003 where it is the partner most closely associated with the joint venture.

At December 31, 2003, the total assets of these consolidated entities amounted to € 12 representing cash balances held by the joint ventures. Total revenue recognized during 2003 with respect to these consolidated joint ventures was €

6,395, including € 3,715 of revenues of other venture partners in these arrangements. An equivalent cost due to other ventures of € 3,715 was recognized in cost of revenues.

In accordance with transition provisions of FIN 46-R, the Company applied FIN 46-R to all variable interest entities created prior to February 1, 2003 as of January 1, 2004. Prior period financial statements have not been restated. Because these entities were previously accounted for under the equity method of accounting, the impact of consolidation of certain of these variable interest entities (where the Company is either the primary beneficiary or the partner most closely associated with the joint venture) did not result in any cumulative effect of a change in accounting principle upon adoption of FIN 46-R as of January 1, 2004.

In 2004, the Company applied FIN 46-R to all remaining joint ventures created after January 1, 2004. As such, all joint ventures in which the Company is the primary beneficiary are consolidated. The effect of the consolidation of these entities was to increase total assets by € 32,738, and total liabilities by € 32,138, as of December 31, 2004, increase operating cash flow by € 8,371 (including € 8,129 of changes in operating assets and liabilities), revenues by € 40,125, including € 30,820 of revenues of other venture partners, and cost of revenues by € 39,974, including a corresponding cost due to other ventures of € 30,727, which equates to a net gross profit effect of € 151 for the year ended December 31, 2004. These revenues and equivalent cost of revenues were recognized based on the billings of the other venturers to the UTE. There are no consolidated assets that are collateral for the UTEs’ obligations. The enterprise’s maximum exposure to loss as a result of its involvement with the UTEs that are not consolidated is € 231.5 related to performance warranties given by Telvent and € 374 referring to Telvent’s investments in these UTEs.

8. Inventory

     Inventory consists of the following:

	Year Ended
	December 31,
	2004	2003
Raw Materials	€619	€1,034
Work-in-progress	10,141	10,327

	€10,760	€11,361

9. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Year Ended December, 31
	2004			2003
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land and buildings	€4,253	€(3,196)	€1,057	€4,228	€(3,005)	€1,223
Integral equipment	52,223	(8,823)	43,400	45,839	(5,523)	40,316
Furniture & fixtures	5,071	(4,125)	946	3,251	(2,243)	1,008
Computer equipment	8,853	(6,875)	1,978	11,502	(7,630)	3,872
Vehicles	670	(355)	315	441	(375)	66
Capital leases	12,461	(7,091)	5,370	7,293	(5,675)	1,618
Other	657	(137)	520	558	(410)	148

	€84,188	€(30,602)	€53,586	€73,112	€(24,861)	€48,251

Total depreciation expense for property, plant and equipment other than leases for the years ended December 31, 2004, 2003 and 2002 was € 4,017, € 1,826 and € 3,113, respectively. This amount includes € 1,111, € 863 and €1,012 of depreciation included in “Cost of revenues’’ for the years ended December 31, 2004, 2003 and 2002, respectively. Total depreciation expense for capitalized leases for the years ended December 31, 2004, 2003 and 2002 was € 1,416, € 1,219 and €1,012, respectively.

10. Other Intangible Assets

Intangible assets consist of the following:

	Year Ended December 31,
	2004			2003
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Value
Intangible assets, subject to amortization:
Software licenses	€4,461	€(3,513)	€948	€3,955	€(2,873)	€1,082
Customer relationships	4,886	(510)	4,376	2,483	(228)	2,255
Backlog	2,047	(1,772)	275	1,704	(781)	923
Software technology	5,759	(1,929)	3,830	5,070	(930)	4,140

Total intangible assets subject to amortization:	€17,153	€(7,724)	€9,429	€13,212	€(4,812)	€8,400

Intangible assets, not subject to amortization
Brand names	€360	€—	€360	€—	€—	€—

Total	€17,513	€(7,724)	€9,789	€13,212	€(4,812)	€8,400

Total amortization expense for other intangible assets for the years ended December 31, 2004, 2003 and 2002 was € 3,582, € 2,900 and € 62, respectively. Based on the amount of intangible assets subject to amortization at the end of 2004, the expected amortization for each of the next five years is as follows:

Year ended
December 31,
2005	2,102
2006	1,828
2007	1,828
2008	906
2009	567
Thereafter	2,198

€9,429

11. Goodwill

As discussed in Note 2, the Company adopted FAS 142, which requires companies to cease amortizing goodwill and certain intangible assets with an indefinite useful life. FAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of FAS 142 and annually thereafter.

During the fourth quarter of 2004, the Company performed its annual impairment review for goodwill and other intangible assets. Based on the results of the impairment review no charge for impairment was required.

The following analysis details the changes in the Company’s goodwill* during 2004 and 2003:

	Year Ended December, 31
	2004	2003
Balance at the beginning of the year	€11,347	€—
Acquisition of Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions Inc.	—	11,122
Acquisition of WBU-Xwave Solutions Inc.	564	—
Acquisition of Miner & Miner Consulting Engineers	1,964	—
Effects of foreign exchange rate on goodwill	(186)	225

Balance at the end of the year	€13,689	€11,347

* At acquisition date.

12. Acquisitions

Acquisition of ICX Sistemas, S.A.

On May 21, 2004, Telvent purchased 100% of the shares of ICX Sistemas, S.A. (¨ICX¨), a Spanish based company with home office located in Seville, Spain. ICX is engaged in the development of applications and services for the public administration and health sectors. The results of operations of ICX have been included in the consolidated financial statements since May 21, 2004.

The aggregate purchase price was € 1,778 paid in cash, including acquisition expenses of € 104. The Company paid 50% of the total consideration at closing, with the remainder to be paid six months thereafter. The remaining 50%, € 837, was paid on November 25, 2004.

The company acquired ICX to take advantage of potential synergies with Telvent’s current health care solutions in public health management systems. The acquisition of ICX Sistemas consisted mainly of short-term assets and some minor fixed assets with no intangible assets identified. The fair value of the tangible assets and liabilities acquired were equal to the consideration paid, as such, no goodwill was recorded.

Pro forma net revenues and income from operations would have been as follows if the acquisition had occurred as of the beginning of the year ended December 31, 2004 and 2003, respectively:

	Year ended December 31,
	2004	2003
	(Unaudited)
Net revenues	€314,041	€261,098
Income from operations	€17,565	€9,070
Net income	€10,279	€4,522

Earnings per share	€0.47	€0.23

The operations of ICX are included in the Company’s Other segment.

Acquisition of WBU-Xwave

At July 31, 2004, Telvent purchased the Western Region business unit of Xwave Solutions Inc (¨Xwave¨). Formerly part of the Halifax-based Aliant Company, WBU-Xwave specializes in customized IT solutions for a variety of sectors including oil and gas, primarily in Alberta, Canada. As of December 31, 2004, WBU-Xwave became part of Telvent Canada, Ltd., a subsidiary of Telvent GIT, S.A. The maximum potential purchase price is CAD 3,594 (€2,258) excluding acquisition expenses of CAD 80 (€50) and a contingent earn-out payment of CAD 1,000 (€ 628), for net purchase price of CAD 2,674 (€ 1,680 ). The contingent earn-out payment is based on a revenue target which must be met 18 months from the closing date of the acquisition.

The purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the ¨Net Assets¨). The excess of the fair value over the Net Assets acquired has been allocated to Goodwill. The following is a summary of the purchase price allocation at the date of acquisition in Euros:

As of
July 31,
2004
Total purchase price	€1,680

Allocation of purchase price:
Tangible assets	€709
Deferred tax	(219)
Intagible assets:
Backlog	372
Customer Relationships	254
Goodwill	564

€1,680

The amortization periods for major classes of intangible assets are described in Note 2 to the consolidated financial statements.

Pro forma net revenues and income from operations would have been as follows if the acquisition had occurred as of the beginning of the year ended December 31, 2004 and 2003, respectively:

	Year ended December 31,
	2004	2003
	(Unaudited)
Net revenues	€316,261	€264,771
Income from operations	€17,583	€9,576
Net income	€10,247	€4,825
Earnings per share	€0.47	€0.24

The operations of WBU-Xwave are included in the Company’s Energy segment.

Acquisition of Miner & Miner

At December 10, 2004, Telvent acquired a majority equity stake in Miner and Miner Consulting Engineers, Incorporated (“Miner & Miner”), a world leader in the development and implementation of Geographical Information Systems software for utilities. The results of Miner & Miner operations have been included in the Company’s consolidated financial statements since this date.

This acquisition is part of Telvent’s strategy of offering seamless enterprise integrated real-time data to increase the efficiency, security and profitability of its customers worldwide.

Telvent acquired approximately 70% of the issued and outstanding shares of Miner & Miner for US$ 8,235(€ 6,184), including acquisition expenses of US$ 476 (€ 357).The total consideration consisted of an upfront payment of US$ 3,831 (€ 2,813) and a promissory note of US$ 4,056 (€ 2,978) which is due on April 5, 2005 and accrues interest at a rate of 6%.

As part of the agreement, Telvent has a call option to purchase the remaining 30% of the shares of Miner & Miner. The option expires on December 31, 2005. The Company is able to exercise the option if the sellers performance does not meet a minimum target level, which is based on a financial performance formula applicable through December 31, 2005. If the minimum target levels are not met, then the Company can exercise the option to purchase the remaining shares for US$2,644 (€ 1,986). If the conditions are met, Telvent will be obligated to purchase the remaining 30% of the shares. The price paid is subject to a formula based on financial performance, but will not exceed US$ 3.3 million (€ 2.5 million).

In addition the shareholders’ have a put option which expires on January 1, 2008. This put option can be exercised if the minimum target financial performance is not met, or under other conditions relating to changes in shareholder composition. If the put option is exercised, Telvent will be required to purchase the shares at a formula amount based on financial performance, however, payment cannot exceed US$ 2.3 million (€ 1.7 million). If the put option is not exercised when applicable event occurs, Telvent will have a new call option to purchase the remaining 30% for 5% more than the put option purchase price, however, the price cannot exceed US$ 2.4 million (€ 1.8 million). The call option will expire 90 days after it is first exercisable.

The purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the ¨Net Assets¨). The excess of the fair value over the Net Assets has been allocated to Goodwill. The following is a summary of the purchase price allocation at the date of acquisition in Euros:

As of
December, 10
2004
Total purchase price	€6,184
Less options acquired	(614)

Adjusted purchase price	€5,570

Allocation of purchase price:
Tangible assets	€242
Intangible assets:
Technology	762
Customer Contracts & Relationships	2,234
Brand names	368
Goodwill	1,964

€5,570

The amortization periods for major classes of intangible assets are described in Note 2 to the consolidated financial statements.

Pro forma net revenues and income from operations would have been as follows if the acquisition had occurred as of the beginning of the year ended December 31, 2004 and 2003, respectively:

	Year ended December 31,
	2004	2003
	(Unaudited)
Net revenues	€321,546	€266,730
Income from operations	€17,852	€9,074
Net income	€10,448	€4,495
Earnings per share	€0.48	€0.22

The operations of Miner & Miner are included in the Company’s Energy segment.

13. Accrued and Other Liabilities

Accrued and other liabilities consist of the following:

	As of December 31,
	2004	2003
Other debt	€2,172	€4,806
Payroll	852	962
Notes payable	2,986	4,442
Current portion of government loans	1,686	1,882

	€7,696	€12,092

As of December 31, 2003, notes payable mainly included the deferred payment to Metso in the amount of US$ 5.6 million, representing 20% of the purchase price, net of cash acquired, as a guarantee to satisfy any claims. The note payable was settled in 2004.

As of December 31, 2004 notes payable included the deferred payment to Miner & Miner in the amount of US$ 4,056 million, (€2,986), net of interest, which will be paid in April 2005.

14. Short-Term Debt

	As of December 31,
	2004	2003
ABN Amro	€—	€13,105
Other short-term debt	18,748	11,081

	€18,748	€24,186

Short-term debt consists of amounts drawn down under credit facilities that the Company has with various financial institutions.

As of December 31, 2004, the Company and its subsidiaries have drawn down on other credit lines on normal commercial terms. These facilities are for less than one year and pay interest based on EURIBOR plus a margin between 0.6% and 1.2%.

At December 31, 2003, the most significant amount outstanding under these facilities related to a line of credit with ABN Amro established in 2002 and drawn in 2003. The Company had fully drawn a credit line of € 11,148 at which interest was paid on a monthly basis at a rate of EURIBOR plus 0.95% with principal due at maturity in January 2004. Furthermore, the Company had also drawn a credit line of US $2,100
(€ 1,542) that matured on the same date. Interest on this loan was also paid on a monthly basis at a rate of EURIBOR plus 0.95% with principal due upon maturity. Both obligations were settled in January 2004.

The weighted average interest rate paid on short-term debt was 3.46% and 3.50% during the years ended December 31, 2004 and 2003, respectively.

Included in other short-term debt are amounts of € 14,947 and € 9,318 as of December 31, 2004 and December 31, 2003, respectively, which correspond to intercompany receivables in connection with commercial transactions in the normal course of the business, where the group has received advanced payments from the financial institutions.

15. Long-Term Debt

Long-term debt consists of the following:

	As of December 31,
	2004	2003
Total long-term debt	€26,083	€34,617
Current portion of long-term debt	(9,208)	(8,826)

Long-term debt less current portion	€16,875	€25,791

The Company has entered in borrowing arrangements outstanding as of December 31, 2004 for working capital requirements, general corporate purposes and for financing certain hosting activities in Spain.

The total principal amount outstanding with each counter party, less the corresponding current portion at December 31, 2004 and 2003 is as follows:

		Year Ended December, 31 2004
		Current Portion of Long-	Long-Term Debt Less
	Total Long-Term Debt	Term Debt	Current Portion
Fortis Bank	€5,647	€2,488	€3,159
LaSalle Bank	7,008	889	6,119
Caja Madrid	2,187	525	1,662
ING and Liscat	11,241	5,306	5,935

	€26,083	€9,208	€16,875

		Year Ended December, 31 2003
		Current Portion of Long-	Long-Term Debt Less
	Total Long-Term Debt	Term Debt	Current Portion
Fortis Bank	€8,134	€2,488	€5,646
LaSalle Bank	7,931	877	7,054
Caja Madrid	2,737	510	2,227
ING and Liscat	15,815	4,951	10,864

	€34,617	€8,826	€25,791

Telvent Housing obtained a secured loan of € 10,000 from Fortis Bank in March 2003, which bears interest at twelve-month EURIBOR plus 1.25% and matures on September 2006. Abengoa guarantees the loan and Telvent Housing has granted a lien over certain of its assets to secure this loan.

Telvent Canada Ltd. has two separate credit facilities with LaSalle Bank obtained in May 2003 for working capital purposes and in part to finance the acquisition of the NMS division of Metso. The first facility (“Facility A”) is a secured revolving credit line up to U.S. $8,000 (€ 5,874). Availability to funds under Facility A is based on a monthly borrowings base formula determined as a percentage of eligible accounts receivable and inventory of Telvent Canada Ltd. Amounts withdrawn under Facility A cannot exceed U.S. $8,000.

The second facility (“Facility B”) is a term loan in the amount of US $5,500 (€ 4,038). This second facility contains certain restrictive covenants including requirements to allocate excess cash flow to Telvent Canada Ltd. to reduce amounts owned under Facility B on an annual basis. Both facilities bear interest at a rate of LIBOR or a base rate index plus an applicable margin. Also, both facilities mature in March 2008. LaSalle Bank has a first security interest in all assets and equity of Telvent Canada Ltd. and Telvent USA Inc. As part of the credit facilities agreement, Telvent Canada is restricted from paying dividends to the Company without prior written consent of the bank. As of December 31, 2004 the total restricted net assets under the agreement was € 6,673 before the push-down of purchase accounting adjustments under U.S. GAAP, and € 25,688 after the push-down of purchase accounting adjustments. At March 31, 2004, Telvent Canada was in breach of one of the quarterly covenant requirements in the credit facilities it has with LaSalle Bank. At June 11, 2004 it received a waiver for the covenant breach as of March 31, 2004. The waiver also included a reduced covenant requirement as of June 30, 2004, which Telvent Canada satisfied. As of December 31, 2004 the Company was in compliance with all covenant requirements.

Telvent Energia y Medio Ambiente S.A. borrowed € 3,642 from Caja Madrid in October 2001. The loan bears interest at a rate of three-month EURIBOR plus 0.60% and matures in October 2008. Any future issuances of debt from Telvent Energia y Medio Ambiente S.A. will be subordinated debt to that agreement until its repayment.

Telvent Housing has entered into three financing arrangements, one with ING and two with Liscat. The first financing arrangement with Liscat of € 6,702 was established in December 2002 and matures in May 2006. Interest is payable monthly at a rate of twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility.

The financing arrangements with ING of € 10,854 was established in December 2002 and matures in June 2006. Interest is payable on a monthly basis at twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility.

The second financing arrangements with Liscat of € 3,296 was established in November 2003 and matures in April 2007. Interest is payable on a monthly basis at twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility.

16. Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	As of December 31,
	2004	2003
Government loans excluding current portion	€5,544	€5,862
Long-term customer deposits	1,595	1,476
Other long-term obligations	1,608	2,416

	€8,747	€9,754

Government Loans

The Company receives interest-free five-year loans from the Spanish Science and Technology Ministry for research and development purposes. These loans also provide a two-year grace period before repayments of principal must begin. The current portion of government loans of € 1,686 and € 1,882, as of December 31, 2004 and 2003 respectively, is included within “Accrued and other liabilities”.

Long-Term Customer Deposits

Long-term customer deposits represent security deposits from customers primarily in relation to long-term hosting contracts.

Other Long-Term Obligations

Other long-term obligations consist primarily of payments due to suppliers for the purchase of fixed assets. Interest is payable on these obligations based on variable rates.

Maturity of Debt and Similar Obligations

The aggregate principal repayment of short-term debt, long-term debt and government loans, including amounts shown in current liabilities, required in each of the next five fiscal years and thereafter are as follows:

	Year Ending December 31,
			Long-Term
	Current Portion		Debt Less
	of Long-Term		Current	Government
	Debt	Short-Term Debt	Portion	Loans	Total
2005	€9,208	€18,748	€—	€1,686	€29,642
2006	—	—	11,112	1,585	12,697
2007	—	—	3,451	1,598	5,049
2008	—	—	2,312	1,134	3,446
2009	—	—	—	644	644
Thereafter	—	—	—	583	583

	€9,208	€18,748	€16,875	€7,230	€52,061

17. Financial Instruments

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, securities and accounts receivable. The Company generally does not require collateral from its customers. During the years ended December 31, 2004 and 2003, no customer comprised greater than 10% of the accounts receivable balance or more than 10% of revenues.

Derivatives

The majority of the Company’s assets, liabilities, sales and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the US dollar or the Euro that are managed against the relevant functional currency or the Euro.

The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to 12 months and which mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly rated financial institutions.

The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency.

	As of December 31, 2004
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Euro/U.S. Dollar versus:
U.S. Dollars	€1,061	€6,695	€1,024	€5,526
Japanese Yen	503	4,507	503	4,507
Brazilian Reals	149	704	150	1
Mexican Pesos	594	6,956	—	—
Canadian Dollars	1,139	9,110	925	13,103

	€3,446	€27,972	€2,602	€23,137

	As of December 31, 2003
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Euro/ U.S. Dollar versus:
U.S. Dollars	€2,136	€23,662	€3,486	€19,741
Japanese Yen	325	5,814	369	6,806
Brazilian Reals	234	3,345	62	364
Mexican Pesos	121	10,657	—	—

	€2,816	€43,478	€3,917	€26,911

For the derivatives acquired in connection with the Miner & Miner acquisition, amounting to € 600, see Note 12 to the consolidated financial statements.

The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.

The Company is also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2006 and 2008. The exposure of the Company is limited to the premiums paid to purchase the caps. Total premiums paid were € nil and € 72 during the years ended December 31, 2004 and 2003, respectively.

Outstanding notional values were € 23,480 and € 20,171 as of December 31, 2004 and 2003, respectively.

The fair value of the caps was € (1) and € 39 as of December 31, 2004 and 2003, respectively and is recorded within “Other Assets” in the consolidated balance sheet.

The Company does not use any other derivatives. These transactions are considered by the Company to be economic hedges. These are currently recorded at fair value within the balance sheet with related gains and losses recorded in earnings, as the Company has not sought to apply hedge accounting under SFAS No. 133 for these transactions.

For the years ended December 31, 2004, 2003 and 2002, the Company recognized net (losses) and gains of €1,945, € (1,766) and € 42 in earnings, respectively.

Fair Values of Financial Investments

Fair value is defined as the amount that a financial instrument could be bought or sold in an arm’s length transaction, other than in a forced or liquidation sale. The Company uses the following methods and assumptions in order to estimate the fair values of its financial instruments.

These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and therefore, they may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, Accounts Receivable and Accounts Payable

The carrying amounts for cash, accounts receivable and accounts payable approximate fair values due to the short maturity of these instruments, unless otherwise indicated.

Marketable Securities

The fair value for securities is based on independent market quotations, broker quotes or valuation models when quotations are not available.

Short-Term and Long-Term Debt

Debt is primarily based on variable rates with fair value approximating carrying value.

Other long-term liabilities

The fair value of interest free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities. Other long-term liabilities include payments due to suppliers. Interest is payable based on variable rates, therefore, fair value approximates carrying value.

Derivatives

The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts the Company would receive or pay to terminate the transaction at the reporting date.

The Company recognizes all forward exchange contracts and interest rate caps as either assets or liabilities in the balance sheet and measures those instruments at fair value.

The carrying value and estimated fair value of financial instruments are presented below:

	As of December 31,
	2004		2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash (including restricted cash)	€80,515	€80,515	€27,735	€27,735
Available-for-sale securities and other- term investments	1,231	1,231	3,311	3,311
Accounts receivable	84,536	84,536	68,287	68,287
Derivatives	4,046	4,046	2,816	2,816

Liabilities:
Short-term debt	18,748	18,748	24,186	24,186
Long-term debt including current portion	26,083	26,083	34,617	34,617
Other long-term liabilities	8,747	8,394	9,754	9,362
Derivatives	2,602	2,602	3,917	3,917

18. Commitments and Contingencies

Leases

The Company leases corporate buildings that it classifies as operating leases. Computer equipment and machinery used in the normal course of business are classified as capital leases. The capital leases generally require interest payments based on EURIBOR plus 1.1%.

Future minimum lease payments under non-cancellable operating and capital leases are as follows:

Year Ending December 31,		Operating	Capital
	2005	€9,322	€1,960
	2006	9,354	2,037
	2007	9,258	2,442
	2008	9,005	64
	2009	7,056	—
Thereafter		4,934	—

		€48,929	6,503

Less: amounts representing interest			(413)

Present value of future lease payments			6,090
Less: current portion			(1,960)

			€4,130

During 2004, the Company entered into various new capital lease agreements for an aggregate amount of € 5,168. The majority of leases were for computer equipment, and the remaining were for furniture and fixtures. The terms of the new leases expire between December 2006 and February 2008. Similar to previous lease agreements, the new leases require interest payments based on EURIBOR plus 1.1%.

Total rent expense under operating leases for the years ended December 31, 2004, 2003 and 2002 was € 10,066, € 7,955 and € 7,587, respectively. Total payment under capital leases for the years ended December 31, 2004, 2003 and 2002 was € 1,247, € 1,179 and €1,387, respectively. Total rent expense under related party leases was € 83, € 400 and € 418 for the years ended December 31, 2004, 2003 and 2002, respectively.

Contingencies

From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.

Guarantees

Performance Guarantees

In the normal course of business the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfil the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.

Financial Guarantees

The Company has provided € 4,985 of financial guarantees as of December 31, 2004. Included in that amount is a bank guarantee in the amount of € 2,986 given by the Company in connection with the deferred payment to acquire Miner & Miner.

At December 31, 2003, certain subsidiaries of the Company guaranteed € 500,000 of the syndicated loan of Abengoa. On October 26, 2004, as a consequence of the initial public offering of the Company, the subsidiaries were released as guarantors and obligors of the syndicated loan facility.

The Company provided a guarantee of €33,251 in connection with the Xfera transaction, as described in the notes to the December 31, 2003 financial statements, that guarantees that certain investment commitments acquired by the Company in relation to the UMTS licenses would be met. The Company transferred this obligation to another company within the Abengoa Group in June 2004. As such the Company no longer has a commitment.

As of December 31, 2004, the Company maintains the following guarantees:

	As of December 31,
		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€109,685	€1,748	€—
Financial guarantees	4,985	—	2,986

	€114,670	€1,748	€2,986

The maximum potential payments represent a “worse-case scenario’’, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

Product Warranties

The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material costs associated with servicing its warranties and therefore, does not accrue for such costs.

19. Income Taxes

The taxable results of the Company are included in the various domestic and foreign consolidated tax returns of Telvent or its subsidiaries. Also, in certain states, local and foreign jurisdictions, the Company files on a stand-alone basis.

The income tax benefit (provision) consists of the following:

	Year Ended December 31,
	2004	2003	2002
Domestic
Current	€3,772	€1,419	€2,588
Deferred	(1,353)	(3,112)	(3,623)

	€2,419	€(1,693)	€(1,035)

Foreign
Current	1,883	1,070	(175)
Deferred	447	(186)

	2,330	884	(175)

Total (benefit) provision for income taxes	€4,749	€(809)	€(1,210)

The following is a reconciliation of the effective tax rate:

	Year Ended December 31,
	2004	2003	2002
Income before taxes	€14,240	€3,829	€3,835

Tax rate	35%	35%	35%
	€4,984	€1,340	€1,342

Net operating losses	—	(981)	—
Stock purchase plan	790	142	163
Dividends received from subsidiaries	403	1,260	297
Changes in valuation allowances	1,788	—	—
Tax deductions from foreign subsidiaries	(1,141)	(186)	—
R&D tax credit	(1,994)	(1,859)	(2,243)
Effect on different tax rates on foreign subsidiaries and other	(81)	(525)	(769)

Tax Expense/ (Benefit)	€4,749	€(809)	€(1,210)

At December 31, 2003 and 2002 there were no valuation allowances recognized against deferred tax assets, therefore, there were no changes in valuation allowances for those years.

Significant components of the Company’s net deferred tax assets/(liabilities) are as follows:

	Year Ended December, 31
	2004			2003
	Short Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax assets:
Capitalized research and development	€2,050	€7,232	€9,282	€5,446	€1,893	€7,339
Capitalized deferred charges	—	—	—	—	75	75
Intragroup dividends	647	3,490	4,137	—	1,603	1,603
Net tax operating losses	61	4,814	4,875	1,051	2,518	3,569
Derivative contracts and other assets	993	4,256	5,249	770	945	1,715
Deferred tax allowances	—	(1,788)	(1,788)	—	—	—

	€3,751	€18,004	€21,755	€7,267	€7,034	€14,301

	Year Ended December, 31
	2004			2003
	Short Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax liabilities:
Revenue recognition % of completion	€1,996	€—	€1,996	€1,201	€—	€1,201
Available for sale securities	—	—	—	575	—	575
Capitalizated FX gains and derivatives	1,071	56	1,127	494	—	494
Other liabilities	29	267	296	57	2	59

	€3,096	€323	€3,419	€2,327	€2	€2,329

Net deferred tax recognized	€655	€17,681	€18,336	€4,940	€7,032	€11,972

Spanish and foreign tax attribute carry-forwards as of December 31, 2004 are of approximately € 13,889.

Due to the dilution of Abengoa ´s holding in Telvent as a result of the offering, the Company and some of its subsidiaries were excluded from the Abengoa Tax Group. The Company petitioned the Spanish fiscal authorities to form a new tax group consisting of the Company and its subsidiaries. The petition was approved and will take effect on January 1, 2005.

If the net operating losses are not utilized, carry-forwards will expire from 10 to 15 years in the future after their effective generation date.

Expiry dates of future tax loss carry-forwards are as follows:

Year Ending
December 31,
2014	€3,829
2015	1,468
2016	3,811
2017	1,914
2018	—
2019	2,867

€13,889

20. Share Capital

The following table shows increases in share capital of the Company since incorporation. Share capital amounts are shown in actual amounts rather than thousands of Euros:

		Number	Cumulative	Cumulative
Event	Date	of shares	Balance	Share Capital
				(In actual amount)
Incorporation of the company	April, 4 2000	10,000	10,000	€6,010,121.04
Increase in capital	November 7, 2000	15,943	25,943	€15,592,057.02
Increase in capital	January 1, 2001	65,000	90,943	€54,657,843.81
Increase in capital	January 19, 2001	9,057	100,000	€60,101,210.43
Redenomination in Euros	April 26, 2001	—	100,000	€60,101,000.00

	Balance as of December 31, 2003 and 2002
			100,000	€60,101,000.00

Split (200 for 1)	April 15, 2004	—	20,000,000	€60,101,000.00
Increase in capital	October 21, 2004	8,700,000	28,700,000	€86,244,935.00

		Number	Cumulative	Cumulative
Event	Date	of shares	Balance	Share Capital
				(In actual amount)
Increase in capital	November 19, 2004	547,100	29,247,100	€87,888,997.86

	Balance as of December 31, 2004
			29,247,100	€87,888,997.86

In each transaction involving an increase in share capital, the new shares have the same rights and obligations as those previously in circulation.

On April 26, 2001, the Board of Directors of the Company agreed to a redenomination of share capital through a reduction in par value of € 0.002104 per share for each of the 100,000 shares of the Company at that date.

Effective April 15, 2004, the shareholders approved a 200 for 1 split of ordinary shares, resulting in an increase in the number of shares from 100,000 to 20,000,000. The nominal value of the shares decreased accordingly from € 60.01 to € 3.005.

At October 21, 2004 the number of shares were increased by 8,700,000, with an offering price of US$ 9, in relation to the initial public offering. At November 19, 2004, there was an additional increase in the number of shares of 547,100, with the same offering price of US$ 9, due to the exercise of green shoe option.

The proceeds from the above described increases of capital, amount to € 60,518, net of related expenses.

21. Stock Compensation Plan

Under a plan established by Abengoa, certain of the Company’s employees, including members of its management team, entered into agreements with the Company’s principal shareholders to buy ordinary shares in the Company. The shares purchased were already issued and outstanding on the date of sale. All shares were sold at a pre-split price of € 601.01 (€ 3.005 post-split), which is also the weighted-average purchase price of the shares. This par value represented a discount to fair value. The shares sold under the stock purchase plan contained certain performance and vesting features. The vesting period is 15% of the shares after three years, or upon completion of an initial public offering whichever occurred first, and the remaining 85% after five years for certain employees. For other employees, a portion of the shares sold have a vesting period of 15% after three years, or upon completion of an initial public offering whichever occurred first,, 35% after five years, and the remaining 50% after seven years. The performance feature within the arrangement contains a clause whereby the seller can call portions of the shares sold if the performance criteria are not met. The performance criteria are tied to the achievement of cumulative and individual annual budgets in the first three years of the plan. In the absence of a listing of Telvent, the plan participants could sell the shares back to the seller based on a formula value, which was based on the unconsolidated results of operations of Telvent. The formula was subsequently changed to a fixed amount plus an interest return. When Telvent listed, the above repurchase feature expired.

In March 2004, various employees, including managers of the Company were granted additional shares under the stock compensation plan. All shares were sold at a post-split price of € 3.005 per share (€ 601.01 pre-split). The estimated fair value on the date of grant was the midpoint of the estimated offering price range of € 12.37 (€ 2,475 pre-split). The midpoint of the estimated offering price range of € 12.37 was deemed to be the fair value of the shares at March 2004. The total number of shares acquired by these employees was 140,000, which increases the total share capital ownership of employees to 9.236%. The Company recorded € 1,312 of deferred compensation in relation to the sale of shares.

The employees and management team have financed the purchase of the shares with a bank loan. The shares are pledged as collateral on the loan. Abengoa must bid for the shares if the share collateral is enforced.

The total number of shares purchased during the years ended December 31, 2002, 2003 and 2004 is below. No shares were forfeited during either year.

	Before Share Split	After Share Split
	(number of shares)
Shares outstanding at December 31, 2001	2,411	482,200
Purchased	3,284	656,800

Shares outstanding at December 31, 2002	5,695	1,139,000
Purchased	1,800	360,000

Shares outstanding at December 31, 2003	7,495	1,499,000
Purchased	700	140,000

Shares outstanding at December 31, 2004	8,195	1,639,000

The shares were accounted for as a formula value stock plan in accordance with paragraphs 97 to 98 of EITF 00-23, with compensation expense being calculated as the difference between the purchase value (which was par value) and the formula value. Compensation expense for shares that were purchased after January 1, 2003, was calculated based on the midpoint of the expected IPO price range less a discount of 15%. Total compensation cost recorded under this plan was € 2,258, € 407 and € 467 for the years ended December 31, 2004, 2003 and 2002, respectively.

As of October 2004, the Company successfully listed its shares on the NASDAQ, as such, the put future within the stock plan expired. The variable nature of the plans reverted to a fixed plan, apart from where performance conditions still had to be met by the employees, for which these plans continued to be variable after the date of the IPO. For the plans which are fixed plans after the date of the IPO the remaining deferred compensation will be expensed over the remainder of the vesting period. For plans which continue to be variable, the deferred compensation cost and resulting compensation expense has been adjusted to the market value of the shares as of December 31, 2004. The Company does not plan to sell any further shares under this plan.

22. Related Party Transactions

During the normal course of business, the Company has conducted operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions were completed at market rates.

Services Agreement

The Company and certain subsidiaries have entered into a contractual arrangement with Abengoa from which the Company receives certain administrative services. Such services include finance management, centralized asset management, legal advice, institutional support with international multilateral financing organizations, institutional commercial assistance, support in providing official global ratings, auditing and consolidation, tax advisory services, negotiation and optimization of global corporate insurance policies, provision of guarantees and endorsements, services including internal publicity, corporate image and institutional relations, human resource services and other specific support services upon request. Total amounts paid to Abengoa under the services agreement were € 3,740, € 2,364 and € 2,061 for the year ended December 31, 2004, 2003 and 2002, respectively.

The allocation of such expenses are based on anticipated annual sales. The allocation method is considered reasonable and properly reflects Telvent’s cost of doing business, as corporate expenses incurred are allocated based upon Telvent’s projected sales as a proportion of Abengoa’s total projected sales.

Bilateral Credit Arrangement

As of December 31, 2003, the Company had agreements with Group companies including Abengoa, whereby all excess cash received or paid by the Company is included in, or funded by, clearing accounts or international cash pools within Abengoa’s centralized cash management system. All of the arrangements were interest-bearing on an annual basis at a rate of EURIBOR plus 0.75% for international accounts and LIBOR plus 0.75% for US based accounts for group companies that were located in Spain, or EURIBOR plus 0.75% and LIBOR plus 0.75% for international and US based accounts, respectively, for group companies located outside of Spain.

On April 20, 2004, the Company established a new bilateral credit arrangement with Abengoa which replaced the prior credit arrangements. Under this new arrangement, the Company and Abengoa may borrow funds from or lend funds to each other, from time to time upon not less than twenty-four hours’ notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either the Company or Abengoa may elect not to make loans to the other. This arrangement has an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party.

The average monthly balance of amounts (due to) or due from Abengoa affiliates was € (11,096) and € (27,580) in 2004 and 2003, respectively. At each year-end, the creditor has the right to demand, or to give notice of its intention to demand repayment.

Details of transactions with group companies and related parties for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year Ended December 31,
	2004	2003	2002
Revenues	€16,223	€15,914	€8,994
Cost of revenues	(7,410)	(7,329)	(11,567)
General and administrative	(1,323)	(1,198)	(2,455)
Financial income (expense), net	(135)	(527)	(26)
Dividends paid	—	5,928	8,069

Details of balances with group companies and related parties as of December 31, 2004 and 2003 are as follows:

	As of December 31,
	2004	2003
Due from related parties:
Accounts receivable	€14,867	€15,694
Credit line receivable	22,981	50,169

	€37,848	€65,863

	As of December 31,
	2004	2003
Due to related parties:
Trade payables	4,005	3,728
Credit line payable	2,189	56,909

	€6,194	€60,637

23. Segments and Geographic Information

For management reporting purposes, the Company’s segment results and geographic information are reported to management under U.S. GAAP. During 2004 management changed the basis of segment reporting from a Spanish GAAP basis to a U.S. GAAP basis and has been reflected for all periods.

The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in “other corporate operating expenses’’ and are not allocated to the segments.

Energy comprises three principal areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

Traffic provides services such as traffic management systems, incident detection, intersection control and city access management systems.

Transport focuses on ticketing systems for railways and public transportation systems, such as automated toll solutions for highways and access control and payment systems for parking.

Environment provides water and wastewater management applications, as well as meteorological information system services and solutions.

In addition to the targeted market sectors described in the four segments above, some of the business historically has been derived from other operations mainly related to our real-time process outsourcing activities and is included in the Other segment.

	Year Ended December 31, 2004
	Energy	Traffic	Transport	Environment	Other	Total
Net revenues	€123,469	€114,468	€20,053	€27,933	€26,648	€312,571
Cost of revenues	(97,172)	(94,651)	(15,916)	(21,077)	(16,762)	(245,578)

Gross profit	€26,297	€19,817	€4,137	€6,856	€9,886	€66,993

Operating Expenses						(50,528)
Other Expenses						(2,225)

Income before
Income taxes						€14,240

	Year Ended December 31, 2003
	Energy	Traffic	Transport	Environment	Other	Total
Net revenues	€113,452	€78,809	€24,369	€19,004	€22,098	€257,732
Cost of revenues	(89,384)	(62,082)	(19,866)	(15,293)	(15,524)	(202,149)

Gross profit	€24,068	€16,727	€4,503	€3,711	€6,574	€55,583

Operating Expenses						(46,708)
Other Expenses						(5,046)

Income before
Income taxes						€3,829

	Year Ended December 31, 2002
	Energy	Traffic	Transport	Environment	Other	Total
Net revenues	€84,180	€79,096	€20,976	€15,651	€19,532	€219,435
Cost of revenues	(71,569)	(64,524)	(17,007)	(12,656)	(14,996)	(180,752)

Gross profit	€12,611	€14,572	€3,969	€2,995	€4,536	€38,683

Operating Expenses						(33,419)
Other Expenses						(1,429)

Income before
income taxes						€3,835

     The majority of the joint ventures net revenues (89%) that the Company consolidates due to the adoption of FIN 46-R, are included in the Company’s Traffic segment.

     Segment assets of the Company are as follows:

	As of December 31, 2004
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€102,860	€54,956	€9,692	€18,025	€61,053	€246,586
Unallocated assets						86,570
U.S. GAAP adjustments						35,304

Total assets						€368,460

	As of December 31, 2004
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€104,380	€55,827	€14,621	€17,093	€63,574	€255,495
Unallocated assets						53,780
U.S. GAAP adjustments						7,229

Total assets						€316,504

Geographic Information

For the years ended December 31, 2004, 2003 and 2002, sales outside of Spain comprised 55%, 37% and 40 % of the Company’s revenues, respectively. Net revenue consists of sales to customers in the following countries or areas:

	As of December 31,
	2004	2003	2002
Europe	€182,760	€138,688	€139,712
Latin America	60,461	50,699	66,087
North America	39,767	29,126	523
China	12,970	11,486	9,186
Other Countries	16,613	27,733	3,927

	€312,571	€257,732	€219,435

The most significant investments included in long-lived assets, net of depreciation, outside of Spain, are located in:

	As of December 31,
	2004	2003
Portugal	€5,491	€5,699
North America	1,388	933
Latin America	274	247
China	93	—
Sweden	17	—

	€7,263	€6.879

24. Subsequent Events

In March, 2005 the Company completed the acquisition of its new headquarters in the city of Beijing, China. The Company plans to invest approximately one million euro on the building, including furniture and fixtures. Management will finance 60% of the expected cost with a mortgage loan.

Schedule I (a)

Condensed Balance Sheet

(In thousands of Euros, except per share amounts)

	As of December 31,
	2004	2003
Assets:
Current assets:
Cash and cash equivalents	€56,977	€129
Available-for-sale securities and other short-term investments	208	2,658
Investments held at cost	—	25,490
Accounts receivable (net of allowances of € nil in 2004 and €19 in 2003)	55	2,396
Due from related parties	41,583	4,802
Deferred income taxes	171	—

Total current assets	€98,994	€35,475
Investments in subsidiaries and other equity investments	87,922	73,480
Deferred income taxes	2,429	378

Total assets	€189,345	€109,333

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€3,730	€2,155
Accrued and other liabilities	3,250	3,030
Income taxes payable	504	643
Deferred tax liabilities	—	221
Due to related parties	45,790	27,714
Short-term debt	—	13,105
Derivative contracts	—	1,157

Total current liabilities	€53,274	€48,025
Other long-term liabilities	100	975

Total liabilities	€53,374	€49,000

Commitments and contingencies (Note 3)

Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized and outstanding, same class and series	87,889	60,101
Additional paid-in capital	40,319	—
Deferred Compensation	(3,305)	—
Cumulative other comprehensive income (loss)	(3,364)	—
Retained earnings	14,432	232

Total shareholders’ equity	€135,971	€60,333

Total liabilities and shareholders’ equity	€189,345	€109,333

The accompanying notes are an integral part of these condensed financial statements.

Schedule I (b)

Condensed Statements of Operations
(In thousands of Euros)

	Year Ended December 31,
	2004	2003	2002
Revenues	€—	€3,735	€424
Cost of revenues	—	—	—

Gross profit	€—	€3,735	€424

General and administrative	2,752	2,054	1,124
Sales and marketing	—	—	—
Depreciation and amortization	—	38	38
Impairment charges	—	2,607	3,406

Total operating expenses	€2,752	€4,699	€4,568

Equity on Earnings of subsidiaries	12,913	6,110	7,235

(Loss) Income from operations	€10,161	€5,146	€3,091

Financial income (expense), net	(415)	(1,435)	606
Other income (expense) net	88	—	—

Total other income (expense)	(327)	(1,435)	606

Income before income taxes	€9,834	€3,711	€3,697

Income tax (benefit) provision	(311)	(803)	(974)

Net income	€10,145	€4,514	€4,671

The accompanying notes are an integral part of these condensed financial statements.

Schedule I (c)

Condensed Statements of Cash Flows
(In thousands of Euros)

	2004	2003	2002
Cash Flow from operating activities:

Net income	€10,145	€4,514	€4,671

Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities	(521)	3,055	2,818
Equity on earnings of subsidiaries	(12,913)	(6,110)	(7,235)
Dividends received	—	8,711	10,450
Gains on sale of investments	(88)	—	—
Change in operating assets and liabilities	4,960	(1,653)	(323)

Net cash (used in) provided by operating activities	€1,583	€8,517	€10,381

Cash Flows from investing activities:

Restricted cash - guaranted deposit of long term investments	—	49,681	(49,681)
Due from related parties	(31,308)	111	22,599
Metso acquisition, net of cash	—	(21,603)	—
Acquisitions of long-term investments	(5,465)	(1,583)	(37,344)
Disposals of long-term investments	38,386
Other	—	818	—

Net cash (used in ) provided by investing activities	€1,613	€27,424	€(64,426)

Cash flows from financing activities:

Proceeds from /repayment of short-term debt	(13,405)	13,105	—
Due to related parties	10,163	(43,597)	62,717
Proceeds from issuance of common stock, net	60,518	—	—
Capital contributions related to Telvent Factory Holding AG	(3,624)	—	—
Dividends paid	—	(6,197)	(8,400)

Net cash (used in) provided by financing activities	€53,652	€(36,689)	€54,317

Net (decrease) increase in cash	56,848	(748)	272
Cash and equivalents at the beginning of period	129	877	605
Cash and equivalents at the end of period	€56,977	€129	€877

Suplemental disclosure of cash information:

Cash paid during the year:

Income taxes	€383	€—	€—
Interest	€1,459	€2,926	€296

Non-cash transactions:
Bilateral credit agreement between related parties	€7,324	€—	€—
(Note 22 of Consolidated Financial Statements)

The accompanying notes are an integral part of these condensed financial statements.

Schedule I (d)

Notes to Condensed Financial Statements

1. Description of Business

Telvent GIT S.A. (the “Company”) is the parent company of Telvent, an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors. The Company’s main operating function is as a conduit through which to disburse funds received from Abengoa, which is the parent company of Telvent GIT S.A., and to receive dividends from its subsidiary companies, a portion of which are then remitted to the parent Abengoa.

2. Significant Accounting Policies

Basis of Presentation

The accompanying condensed financial statements have been prepared in accordance with the accounting principles generally accepted in the United States.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The Company’s majority-owned subsidiaries are recorded using the equity basis of accounting. The footnotes disclosures contain supplemental information relating to the operations of Telvent GIT S.A., as such, these statements should be read in conjunction with the notes to the consolidated statements of Telvent.

3. Commitments and Contingencies.

Guarantees

Financial Guarantees

The Company has provided € 2,986 of financial guarantees given by the Company in connection with the deferred payment to Miner & Miner.

The Company does not have any performance or product guarantees.

Other Guarantees

The Company provided a guarantee of €33,251 in connection with the Xfera transaction, as described in the notes to the December 31, 2003 financial statements, that guarantees that certain investment commitments acquired by the Company in relation to the UMTS licenses would be met. The company transferred this obligation to another company within the Abengoa group in June 2004, as such the company no longer has a commitment.

4. Available-for-Sale Securities and Other Short-Term Investments

At December 31, 2003 Available-for-sale securities included a 12.01% equity investment in Viryanet, a NASDAQ listed company under symbol VRYA, which was also acquired in 2003. In August 2004, the Company sold its participation in Viryanet for an amount of € 1,009 to Telvent Investment, S.L., an indirect subsidiary of Abengoa, S.A. No gain or loss was recorded on the sale as the investment was sold at its carrying value.

For further information refer to Telvent’s consolidated notes.

5. Investments Held at Cost

In August 2004, minority investments that were held by the Company were sold to Telvent Investments S.L. so that Telvent could focus on its core business activities

The Company sold Telvent Factory Holding AG, which held the ownership interest in LaNetro, S.A. and Aquanima, S.A., and Mundiland, S.A. to another Abengoa subsidiary for € 7,885.

For further information refer to Telvent’s consolidated notes.

6. Acquisitions

On May 21, 2004, the Telvent purchased 100% of the shares of ICX Sistemas, S.A, a Spanish based company with home office located in Seville, Spain. ICX is engaged in the development of applications and services for the public administration and health sectors.

At December 10, 2004, Telvent acquired a majority equity stake in Miner and Miner Consulting Engineers, Incorporated, a world leader in the development and implementation of Geographical Information Systems (GIS) software for utilities.

For further information refer to Telvent’s consolidated notes.

7. Short-Term Debt

	As of December 31,
	2004	2003
ABN Amro	€—	€13,105

	€—	€13,105

Short-term debt consists of amounts drawn down under credit facilities that the Company has with various financial institutions.

As of December 31, 2004, the Company and its subsidiaries have drawn down on other credit lines on normal commercial terms. These facilities are for less than one year and pay interest based on EURIBOR plus a margin between 0.6% and 1.2%.

At December 31, 2003 the most significant amount outstanding under these facilities related to a line of credit with ABN Amro established in 2002 and drawn in 2003. The Company had fully drawn a credit line of € 11,148 at which interest was paid on a monthly basis at a rate of EURIBOR plus 0.95% with principal due at maturity in January 2004. Furthermore, the Company had also drawn a credit line of US $2,100 (€ 1,542) that matured on the same date. Interest on this loan was also paid on a monthly basis at a rate of EURIBOR plus 0.95% with principal due upon maturity. Both obligations were settled in January 2004.

The weighted average interest rate paid on short-term debt was 3.46% and 3.50% during the years ended December 31, 2004 and 2003.

8. Dividends Received.

During the year 2004, the Company did not receive or pay dividends from its subsidiaries or parent company. Management does not expect to pay or receive dividends in 2005.

The total amount the Company received as dividends from its subsidiary companies and equity investees for the year 2003 and 2002 is as follows:

For the Year Ended
December 31, 2003
Telvent FactoryHolding AG	€1,467
Telvent Interactiva, S.A.	245
Telvent Energía y Medio Ambiente, S.A.	6,967
Telvent Outsourcing,S.A.	€32

€8,711

For the Year Ended
December 31, 2002
Telvent Interactiva, S.A.	€450
Telvent Energía y Medio Ambiente, S.A.	€10,000

€10,450

EXHIBIT INDEX

Exhibit
Number	Description
1.1	Deed of Incorporation as filed with the Mercantile Registry of Madrid (English translation) (1)

1.2	Articles of Association of the Spanish Corporation Telvent GIT, S.A. (“Telvent”) (English translation) (2)

2.1	Form of Stock Certificate of Telvent (1)

4.1	Reciprocal Loan Agreement between Abengoa, S.A. (“Abengoa”) and Telvent dated April 20, 2004 (English translation) (1)

4.2	Framework Agreement for the Granting of Banking Transactions to Abengoa and certain subsidiaries by ABN Amro Bank dated July 17, 2002 (1)

4.3	Credit Agreement between Telvent Canada Ltd. (“Telvent Canada”)and LaSalle Business Credit, a division of ABN Amro Bank N.V., Canada Branch (“LaSalle”), dated May 2, 2003 (1)

4.4	Credit Agreement Amendment (Availability and Covenant Amendments) between Telvent Canada and LaSalle, dated June 29, 2004

4.5	Form of Services Agreement (English translation) (1)

4.6	Telvent-GIRH Contract for Services between Telvent and Gestión Integral de Recursos Humanos, S.A., dated January 1, 2004 (English translation) (1)

4.7	Form of Underwriting Agreement (3)

4.8	Share Purchase Agreement by and among Metso Automation Holding B.V, Neles-Jamesbury Inc., Telvent Sistemas y Redes, S.A., Metso Automation SCADA Solutions Ltd., and Metso Automation SCADA Solutions Inc. dated January 31, 2003 (1)

4.9	Sale of Shares of the Company Xfera Móviles, S.A. and Adherence to Pledge and Subordination Agreements between Telvent Investments, S.L. (“Telvent Investments”) and Telvent, dated June 18, 2004 (English translation) (1)

4.10	Contract of Sale of Shares of the Company Xfera Móviles, S.A. between Telvent Investments and Telvent, dated June 23, 2004 (English translation) (1)

4.11	Lease contract between Carrierhouse, S.A. (now known as Telvent Housing) and Valgrand 6, S.A., dated November 15, 2000 (English translation)

4.12	Commercial Lease Agreement between Telvent Servicios Compartidos S.A. and Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros, dated February 25, 2004 (English translation)

Exhibit
Number	Description
4.13	Lease Contract between Telvent Edificio Valgrande, S.L. (now known as Servicios Compartidos S.A.) and Altius Partners S.L., dated July 30, 2003 (English translation)

4.14	Commercial Lease Agreement between Telvent Housing and Decesaris, S.A., dated July 1, 2004 (English translation)

4.15	Lease Agreement for Premises for Uses Other Than as a Dwelling between Carrierhouse, S.A. (now known as Telvent Housing) and Sertram, S.A., dated June 27, 2001 (English translation)

4.16	Lease of Office Space-Southland Park between Metso Automation Scada Solutions Ltd. (now known as Telvent Canada) and Pensionfund Realty Limited, dated August 7, 2002

4.17	Lease Agreement between Telvent USA Inc. and Baker Hughes Incorporated, dated October 16, 2003

4.18	Leasehold Contract between Telvent Control System (Beijing) Co., Ltd. and Beijing Development Area Co., Ltd., dated November 15, 2001 (English translation)

4.19	Real Property Purchase Contract between Telvent Control System (Beijing) Co., and Beijing Development Area Co., Ltd., dated March 17, 2005 (English translation)

4.20	Leasing Agreement between Sianco Brasil S/A (now known as Telvent Brasil S.A.) and Bargoa S.A., dated January 1, 2003, together with a letter memorializing a discussion held on May 24, 2004 concerning amendments to the terms of the lease (English translation)

4.21	Lease between Telvent M?xico, S.A. de C.V. and Abengoa Mexico, S.A. De C.V., dated January 1, 2003, as amended by an Addendum dated January 3, 2005 (English translation)

4.22	Notarial Certificate and Lease between Carrierhouse S.A. (now known as Telvent Housing) and Imovest—Fundo de Innvestimentos Imobiliarios , dated June 21, 2000 (English translation)

8.1	Significant Subsidiaries of Telvent

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act)

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act)

2

(1)	incorporated by reference to the registrant’s Registration Statement on Form F-1 filed on October 4, 2004

(2)	incorporated by reference to the registrant’s Form 6-K filed on November 23, 2004

(3)	incorporated by reference to the registrant’s Registration Statement on Form F-1/A filed on October 18, 2004.

3