Form 20-F
period 2005-12-31
TELVENT GIT S A
filed 2006-05-03
CIK 1257803

As filed with the Securities and Exchange Commission on May 3, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
          Ordinary shares, €3.00505 par value per share:...................................... 29,247,100 (as of December 31, 2005)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a Non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act.(Check One):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

INTRODUCTION
Presentation
     We have prepared the audited consolidated financial statements included in this annual report (the “Consolidated Financial Statements”) in accordance with accounting principles generally accepted in the United States of America, which we refer to as U.S. GAAP. However, selected consolidated financial data has also been presented in accordance with accounting principles generally accepted in Spain, or Spanish GAAP, since five-year data is not available under U.S. GAAP.
References
     Unless otherwise indicated, (1) the terms “we”, “us”, “our company”, “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires; (2) “Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires; (3) “the Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries; (4) “shares” and “ordinary shares” refer to our ordinary shares; (5) all references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union; (6) all references to the “NMS Division of Metso” refer to Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions Inc., which we acquired on January 31, 2003 and were renamed Telvent Canada Ltd. (“Telvent Canada”) and Telvent USA Inc. (“Telvent USA”) respectively; (7) all references to “WBU-Xwave” refer to the western business unit of Xwave Solutions Inc., which we acquired on July 31, 2004; (8) all references to “Miner & Miner” refer to Miner and Miner Consulting Engineers, Inc., in which we acquired a 70% interest on December, 10, 2004; (9) all references to “ICX” refer to ICX Sistemas S.A., which we acquired on May 21, 2004, (10) all references to “Almos” refer to Almos Systems, Pty Ltd. (Australia) and Almos Systems B.V. (Netherlands); (11) all references to “ Beijing Blue Shield” refers to Beijing Blue Shield High & New Tech. Co, Ltd.; and (12) all references to “Latin America” include Mexico and all references to “North America” refer to the United States and Canada.
Initial Public Offering
     We undertook an initial public offering of our shares pursuant to a Registration Statement on Form F-1 dated October 21, 2004 (our “Registration Statement” and our “initial public offering” or “IPO”). Our ordinary shares are quoted on the Nasdaq National Market under the symbol “TLVT”; they are not listed on any other exchange or otherwise quoted for trading in Spain.
Cautionary Statement Regarding Forward-Looking Statements
     Many statements in this Form 20-F contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographic areas;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds from our initial public offering;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint ventures and investments.
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
Selected Consolidated Financial Data
The following information contains selected consolidated financial data for fiscal years 2002-2005 prepared in accordance with U.S. GAAP, and for fiscal years 2001-2005 prepared in accordance with Spanish GAAP. The U.S. GAAP consolidated financial data and the Spanish GAAP consolidated financial data are not readily comparable. The differences between U.S. GAAP and Spanish GAAP could be significant and the effect of these differences may be material, individually or in the aggregate.

U.S. GAAP
The selected consolidated statement of operations data for fiscal years 2005, 2004, 2003 and 2002 and the consolidated balance sheet data as of December 31, 2005, 2004, 2003 and 2002 are derived from our audited consolidated financial statements and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements were prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below in conjunction with the “Operating and Financial Review and Prospects” section included elsewhere in this annual report.

	Year Ended December 31,
	2005 (1) (2)	2005(2)	2004(2)	2003(2)	2002
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues (3)	$476,485	€402,369	€312,571	€257,732	€219,435
Cost of revenues (3)	378,603	319,712	245,578	202,149	180,752

Gross profit	97,882	82,657	66,993	55,583	38,683

General and administrative	29,944	25,286	21,446	18,807	18,536
Sales and marketing	15,422	12,023	10,118	9,091	3,705
Research and development	17,739	14,980	11,060	11,278	5,772
Depreciation and amortization	9,740	8,225	7,904	5,943	3,116
Impairment charges (4)	—	—	—	1,589	2,290

Total operating expenses	72,845	61,514	50,528	46,708	33,419

Income from operations	25,038	21,143	16,465	8,875	5,264
Financial income (expense), net	(4,064)	(3,432)	(2,313)	(4,381)	(1,463)
Other (expense) income, net	—	—	88	(665)	34

Total other (expense)	(4,064)	(3,432)	(2,225)	(5,046)	(1,429)

Income before income taxes	20,973	17,711	14,240	3,829	3,835
Income tax expense (benefit)	3,519	2,972	4,749	(809)	(1,210)

Net income before minority interest	17,454	14,739	9,491	4,638	5,045
Net loss (profit) attributable to minority interest	(442)	(373)	654	(124)	(374)

Net income	$17,012	€14,366	€10,145	€4,514	€4,671

Dividends per share (5)	$—	€—	€—	€0.31	€0.42
Basic and diluted net income per share (6)	$0.58	€0.49	€0.47	€0.23	€0.23
Weighted average number of shares outstanding (6)	29,247	29,247	21,776	20,000	20,000

	As of December 31,
	2005 (1)	2005	2004	2003	2002
	(In thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$94,748	€80,010	€80,515	€27,735	€32,731
Restricted cash (7)	3,769	3,183	8,028	—	49,681
Total assets	515,532	435,342	368,460	316,504	335,708
Net related party credit line balance (8)	26,894	22,711	20,792	(6,740)	(52,743)
Short-term debt	28,371	23,958	18,748	24,186	18,264
Long-term debt (9)	28,214	23,825	26,083	34,617	19,378
Shareholders’ equity	187,101	157,997	135,971	60,333	61,193

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the December 31, 2005 noon buying rate of U.S. $1.1842 to € 1.00.

(2)	Financial results for the year ended December 31, 2003 include eleven months of results of operations of Telvent Canada and Telvent USA. Financial results for the year ended December 31, 2004 include approximately seven, five, and one months of results of operations of ICX, WBU – Xwave and Miner & Miner, respectively. Financial results for the year ended December 31, 2005 include six months of results of operations of Almos.

(3)	During 2003, we implemented the requirements of FIN 46-R, “Consolidation of Variable Interest Entities” for those variable interest entities that had been created after January 31, 2003. As a result of this implementation, we recorded additional revenues and cost of revenues relating to other venture partners of € 3.7 million for the year ended December 31, 2003. As of January 1, 2004, we extended the implementation of FIN 46-R to those variable interest entities that had been created prior to February 1, 2003 and to those remaining joint ventures created after January 1, 2004. The effect of this implementation was to consolidate certain entities managed under joint venture agreements for 2005 and 2004. The effect of this consolidation for the years ended December 31, 2005 and 2004, resulted in additional revenues of € 31.7 and € 30.8 million respectively, relating to other venture partners and additional cost of revenues of € 31.5 and € 30.7 million respectively, relating to other venture partners. The financial statements of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

(4)	Impairment charges in 2003 and 2002 relate to some of our minority investments. We sold these investments in August 2004.

(5)	Prior to our IPO, as a subsidiary of Abengoa we distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. See “Item 8 — Other Financial Information – Dividends”.

(6)	Assumes that our 200 to 1 stock split occurred as of the beginning of each period presented. For purposes of the earnings per share (EPS) calculation, we used 20,000,000 weighted average number of shares outstanding for the years ended December 31, 2003 and 2002, 21,775,752 for the year ended December 31, 2004, and 29,247,100 for the year ended December 31, 2005. The increase in the weighted average number of shares outstanding in 2004 and 2005 was due to the capital increase from our IPO and from the underwriter’s partial exercise of their overallotment option.

(7)	Restricted cash at December 31, 2002 consists of the cash collateral account we maintained to provide credit support in connection with a guarantee relating to a minority investment. The collateral account was no longer required as of July 2003. At December 31, 2005 and 2004, there were deposits amounting to € 3,183 and € 8,028 respectively, which constituted a counter-guarantee of certain obligations we assumed during the normal course of business. These deposits are restricted for use until the cash is received by the third party which thereby releases the Company’s obligation.

(8)	Net related party credit line balance consists of the net amount of our loans to Abengoa (€ 44.3 million as of December 31, 2002, € 50.2 million as of December 31, 2003, € 23.0 million as of December 31, 2004 and € 28.0 million as of December 31, 2005) and our borrowings from Abengoa (€ 97.0 million as of December 31, 2002, € 57.0 million as of December 31, 2003, € 2.2 million as of December 31, 2004 and €5.3 million as of December 31, 2005). See Item 7.B. “Related Party Transactions” and Note 22 to our Consolidated Financial Statements.

(9)	Long-term debt consists of long-term debt plus the current portion of long-term debt as presented in the consolidated balance sheet.
Spanish GAAP
          Our selected consolidated statement of operations data for fiscal years 2005, 2004, 2003, 2002, and 2001 and the consolidated balance sheet data as of December 31, 2005, 2004, 2003, 2002, and 2001 presented below are derived from our Spanish GAAP consolidated financial statements, all of which have been audited, except for 2004 and 2005. Consolidated financial statements for the years 2004 and 2005 have been prepared and audited under U.S. GAAP.

	For the Year Ended December 31,
	2005 (1) (2)	2005 (2)	2004 (2)	2003 (2)	2002	2001
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Core revenues (3)	$399,294	€337,185	€270,324	€268,036	€211,049	€319,813
Other operating revenues	62,455	52,740	33,630	27,718	14,768	16,775

Total operating revenues	461,749	389,925	303,954	295,754	225,817	336,588
Operating expenses:
Goods purchased	173,430	146,453	108,464	136,657	106,729	167,869
Personnel expenses	130,326	110,054	83,419	59,359	49,189	65,706
Depreciation and amortization	24,878	21,008	18,668	17,391	8,113	11,099
Other operating expenses	106,055	89,558	74,009	67,423	51,365	81,094

Total operating expenses	434,688	367,073	284,560	280,830	215,396	325,768

Income from operations	27,061	22,852	19,394	14,924	10,421	10,820
Amortization of goodwill	(1,575)	(1,330)	(943)	(904)	—	—
Financial income (expense), net	(5,719)	(4,829)	(6,832)	(6,766)	(1,165)	(3,634)
Extraordinary income (expense), net	298	252	4,770	16	(756)	(2,315)

Total other income (expense)	(6,995)	(5,907)	(3,005)	(7,654)	(1,921)	(5,949)

Income before income taxes	20,066	16,945	16,389	7,270	8,500	4,871
Income tax (benefit) expense	2,051	1,732	3,791	167	(2,699)	1,642
Minority interest	(210)	(177)	559	(79)	(157)	609

Net income	$17,806	€15,036	€13,157	€7,024	€11,042	€3,838

Dividends per share (4)	—	—	€—	€0.31	€0.42	€0.14
Basic and diluted net Income per share (5)	$0.61	€0.51	€0.60	€0.35	€0.55	€0.19
Weighted average number of shares outstanding (5)	29,247	29,247	21,776	20,000	20,000	20,000

	As of December 31,
	2005 (1)	2005	2004	2003(2)	2002	2001
	(In thousands)
Consolidated Balance Sheet Data: (6)

Cash	$26,887	€22,705	€15,465	€28,356	€33,364	€15,863
Total assets	461,364	389,600	330,376	309,275	327,298	195,390
Total long-term obligations	15,231	12,862	24,570	35,940	26,335	12,146
Shareholders’ equity	183,388	154,862	136,640	59,990	61,183	59,987

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the December 31, 2005 noon buying rate of U.S. $ 1.1842 to € 1.00.

(2)	Financial results for the year ended December 31, 2003 include eleven months of results of operations of Telvent Canada and Telvent USA. Financial results for the year ended December 31, 2004 include approximately seven, five, and one months of results of operations of ICX, WBU – Xwave and Miner & Miner, respectively. Financial results for the year ended December 31, 2005 include six month of results of operations of Almos.

(3)	Core revenues consist of all types of revenue recognized under Spanish GAAP that are also recognized as revenue under U.S. GAAP.

(4)	Prior to our IPO, as a subsidiary of Abengoa we distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. See “Item 8 — Other Financial Information – Dividends.”

(5)	Assumes that our 200 to 1 stock split occurred as of the beginning of each period presented. Therefore for purposes of the EPS calculation, we used 20,000,000 weighted average number of shares, outstanding for the years ended December 31, 2003, 2002 and 2001, 21,775,752 for the year ended December 31, 2004 and 29,247,100 for the years ended December 31, 2005. The increase in number of shares outstanding in 2005 and 2004 was due to the capital increase from our IPO and from the underwriter’s partial exercise of their overallotment option.

(6)	Related party information is not presented in our presentation of financial information in accordance with Spanish GAAP because related party information is not included as a recognized line item pursuant to the formatting of financial statements for Spanish GAAP purposes.
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

	U.S. Dollars per Euro		Euros per U.S. Dollar
	Rate at		Rate at
Year Ended December 31,	Period End	Average	Period End	Average
2001	0.8901	0.8952	1.1235	1.1171
2002	1.0485	0.9454	0.9537	1.0578
2003	1.2597	1.1321	0.7938	0.8833
2004	1.3538	1.2438	0.7387	0.7459
2005	1.1842	1.2448	0.8445	0.8033

          For the six full months preceding the date of this annual report, the high and low exchange rates were as follows:

	U.S. Dollars per Euro		Euros per U.S. Dollar
Month	High	Low	High	Low
November 2005	1.2067	1.1667	0.8287	0.8571
December 2005	1.2041	1.1699	0.8305	0.8548
January 2006	1.2287	1.1980	0.8139	0.8347
February 2006	1.2100	1.1860	0.8264	0.8432
March 2006	1.2197	1.1886	0.8199	0.8413
April 2006	1.2624	1.2091	0.7921	0.8271
          On May 1, 2006, the most recent practicable date for this purpose, the exchange rate for the conversion of U.S. Dollars into Euros was 1.2607, and the exchange rate for the conversion of Euros into U.S. Dollars was 0.7932.
          Unless otherwise noted or the context otherwise requires, all convenience translations from Euros to U.S. Dollars and from U.S. Dollars to Euros in this annual report were made at a rate of U.S. $1.1842 to € 1.00 and U.S. $1.00 to € 0.8445, respectively, both calculated using the noon buying rate in effect as of December 31, 2005. We make no representation that any Euro or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.
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
     Demand for information technology services is dependent on customers’ operations, budgets and overall financial condition. Therefore, demand for our services is highly sensitive to changes in general economic conditions and consolidation among our target customers in our core sectors. In particular, we are sensitive to economic conditions in our Energy and Traffic sectors, which constituted 75.1% of our 2005 revenues. Generalized or localized downturns or inflationary pressures in Europe, North America, Latin America or the Asia-Pacific, the Middle-East and Africa could also have an adverse effect on our business and financial condition. This is particularly true in Europe, where 53.8% of our revenues were generated during 2005. As much of our business activity is highly concentrated in Spain, our business and financial condition is largely dependent upon economic conditions in Spain. In addition, if worldwide adverse economic conditions continue or worsen, our expected growth will be adversely affected.

We are particularly sensitive to risks relating to the uncertainties inherent in government and state-owned company contracts, especially in Europe.
          A substantial percentage of our revenue derives from services we provide as a contractor or subcontractor on various projects with governmental entities, including state-owned companies. In 2005, 41.1% of our revenues were derived from services we provided to governmental entities. Although a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, governments normally reconsider the funding of these projects on an annual (or more frequent) basis, particularly in the United States. Generally, these governmental entities may change the scope of, terminate or delay these projects at their convenience. In particular, 25.0% of our 2005 revenues came from contracts or subcontracts with European governmental entities. The termination of, or a major reduction in the scope of, a major government project could have a material adverse effect on our results of operations and financial condition. In addition, adverse economic changes or slowdowns or political instability in any of the countries in which we operate, particularly in Latin America, Asia-Pacific, the Middle-East and Africa, can impact government expenditures on infrastructure projects and, accordingly, could have a material adverse effect on our ability to achieve growth in those geographic areas.
We may not be able to manage effectively our expanding operations or integrate our acquired businesses successfully, which may impede our growth or negatively impact our performance.
     We grew significantly in 2004 and 2005, and we intend to use a significant portion of the proceeds from our initial public offering to fund further acquisitions. Such growth has placed and will place a significant strain on our managerial and operational resources. To accommodate our growth and future acquisitions, and fulfill our obligations as a U.S. reporting company, we must implement new or upgraded operating and financial systems, procedures and controls throughout many different locations, including processes to address internal controls, trade barriers and receivables collection. The success of any acquisitions we make will also depend on our ability to integrate personnel and acquired assets. These efforts may not be successful. This risk is heightened because we envision making acquisitions outside of Spain, even though much of our management and central operations are based in Spain. Our failure to expand and integrate these systems and procedures efficiently could cause our expenses to grow and our revenues to decline or grow more slowly than expected. Our inability to successfully integrate any businesses we acquired would cause us not to realize the degree or timing of benefits we expected and would impair our ability to achieve our growth strategy.
We may not be able to develop real-time process outsourcing programs in the manner we anticipate, which may restrict our growth opportunities.
     One of our growth strategies is to develop real-time process outsourcing programs in response to a trend among our customers to outsource sector-specific process operations. Although we have started to develop and market these programs, we may not be successful in developing them in the manner we anticipate, or our customers may elect not to outsource these functions to the extent that we anticipate. If either or both of these occur, our growth opportunities and future operating results may be adversely affected.
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
     Part of our growth strategy is predicated on extending our sales in our core sectors to all of the geographic areas in which we currently operate. There are unique challenges in each geographic location in which we operate, and extending the geographical reach of our sectors may be more difficult than we anticipate. In addition, in certain of our sectors (particularly Traffic and Transport), customers are local in nature and so to extend our sectors into new geographic areas we will need to develop relationships with new customers. To the extent that we are unable to do so, we may not be able to implement our growth strategy.
We may face adverse effects from investigations of our parent, four of its directors and its general counsel, its majority shareholder, and our chairman and chief executive officer.
          In October 2003, the Audiencia Nacional in Spain announced that it had begun a criminal investigation into the role of Abengoa’s majority shareholder, Inversión Corporativa I.C., S.A., and four directors of Abengoa, including its chairman, in a series of transactions resulting in our purchase of our initial 3.71% interest in Xfera Móviles S.A., a start-up stage third generation mobile telephony company. We believe this investigation has focused on whether the Xfera transaction improperly benefited Inversión Corporativa at the expense of Abengoa’s minority shareholders. In September 2004, we learned that the Audiencia Nacional had extended the criminal investigation into the roles of our chairman and chief executive officer, Manuel Sánchez Ortega, and of the general counsel of Abengoa who also served as the secretary to the board of directors of Telvent from October 2000 to April 2004. We believe the investigation involving our chairman and chief executive officer focuses on his role in connection with our acquisition of the Xfera interest in December 2002 and in particular concerns whether, as our chief executive officer at the time we acquired the interest in Xfera, he cooperated with the directors of Abengoa to complete the transaction by not providing information to our board of directors that would be adequate for our board to make an informed and independent decision regarding the acquisition of the Xfera interest. The CNMV, the Spanish stock market regulator, opened an investigation in January 2003 that focuses on whether an agreement between Abengoa and its majority shareholder in October 2000 constituted a “relevant fact” that should have been communicated to the CNMV.
          On February 22, 2006, we were informed by Mr. Sánchez that on that date he received notification from the judge in the Audiencia Nacional investigation into the Xfera matter that the prosecutor has formally accused the parties involved in the investigation, including Mr. Sánchez, and that the judge has ordered that a trial be commenced against such parties. Mr. Sánchez is accused of cooperating with certain of the accused parties in their alleged misconduct, which if proved at the trial, could constitute the offense of disloyal administration of our parent company, contrary to Article 295 of the Spanish Penal Code. The prosecutor is seeking a two-year sentence and certain civil penalties with respect to Mr. Sánchez. Mr. Sánchez has informed us that he denies any wrongdoing and intends to continue vigorously defending the charges that have been brought against him in connection with the investigation. We cannot predict the outcome of the trial, nor can we predict the time in which the trial and all possible appeals will be concluded, including with respect to our chairman and chief executive officer. To the extent there is an adverse finding against our chairman and chief executive officer in the Audiencia Nacional proceedings, he would face various penalties including incarceration, fines or an inability to hold office in a public corporation.
          As previously reported, we sold our investment in Xfera in 2004 to an indirect subsidiary of Abengoa, Telvent Investments S.A. We are not a shareholder of Telvent Investments S.A. We are not responsible for the payment of any amount relating to the business of Xfera, nor do we have any guarantee obligations related to Xfera. Therefore, we do not expect the outcome of this case to have any direct impact on our financial results and we expect to continue operating in the normal course of business, developing and implementing our strategic business plan. While we do not expect that the amount of time that Mr. Sánchez will have to devote to the Xfera proceedings will have a material effect on our business, this is something which is difficult to predict with certainty.
We may need additional capital, which, if we can obtain it, could cause us to take steps that could dilute the value of our shareholders’ investments, increase our indebtedness, or both.
     Our credit arrangement with Abengoa is one of our primary sources of borrowed capital for our working capital or other needs and permits us to request to borrow up to € 45.0 million for a period not to exceed one year. Abengoa may, at its option, elect not to lend us funds under this arrangement. In addition, Abengoa currently provides us with credit support in connection with some of our performance bonds and some of our lending arrangements and also periodically guarantees our lines of credit and our trade letters of credit with respect to some of our projects. Any refusal or inability of Abengoa to provide us with funding under the credit arrangement or to provide us with guarantees or credit support, because of financial constraints on Abengoa or otherwise, could significantly curtail our ability to access short-term capital and could have a material adverse effect on us. We may require additional cash resources due to changed business conditions or other future developments, including any joint ventures investments or acquisitions we may decide to pursue. If the resources available to us are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit arrangements. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. In addition, we cannot be certain that any additional financing will be available in amounts or on terms acceptable to us, if at all.
We may not be able to implement appropriate hedging strategies to protect against future movements in currency rates between the Euro and the U.S. Dollar, which may adversely affect our results of operations.
     We are exposed to foreign exchange risk arising from various currency exposures. In 2005, approximately 64% of our revenues were recorded in Euros, approximately 23% of our revenues were recorded in U.S. Dollars and the remainder was recorded in other currencies. If we fail to adequately hedge any of our foreign currency risk, we could be exposed to adverse foreign exchange rate changes, which could have a material adverse effect on our results of operations and financial condition.
Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.
     In certain market sectors, we depend on alliances and value-added reseller relationships to generate sales and manage existing projects. In Europe we have an agreement with Echelon for the Automatic Meter Reading (AMR) market and with DMS Group for Energy Distribution Management Systems. We also have agreements in India with Larson & Tubro and in Turkey with Sistem Yazilim Tasarim Sanayi Ve Ticaret A.S. (SYS), among others. In the U.S. and Canada, we have alliances with Environmental Systems Research Institute, or ESRI, for geographic information systems, OSISoft for data warehousing solutions and Symantec for security related solutions. These agreements are for renewable one-year terms and are terminable upon notice. If these relationships are not successful or the agreements are not renewed under favorable terms, our business and growth in those countries could be negatively affected.
Problems with third-party technology suppliers could create delays in our delivery of products and systems to our customers.
     Some of our software products and systems use sub-products supplied by other technology companies such as operating systems databases, protocols, interfaces, middleware and graphics engines. In these cases we have long-term agreements, usually under a royalty scheme, to embed these third-party products and functionalities in our products and systems. If we are not successful in maintaining these agreements, we could encounter delays in our ability to deliver promised functionality to our customers while we investigate and install substitute technologies in our products. These delays could adversely affect our business.
The failure of our mission-critical information technology solutions or our customers’ systems could expose us to liability.
     We provide real-time information management products and service solutions for our customers’ applications that monitor and control mission-critical operational and management functions. In some cases, these systems protect product inventories from problems such as theft, leakage or spills and protect the environment and public safety. Some of our solutions also minimize outage and waste issues. If a customer system experienced a critical failure or outage as a direct result of a defect in our products, whether those products are our own or those portions of the product supplied through integrated technology partners, we may be subject to claims for injuries or other damages. Our insurance may not be sufficient or may not apply to any exposure we have resulting from this type of product failure and we may not have adequate recourse against our technology partners.
Because we have not yet completed the implementation of the SEC’s requirements with respect to internal controls over financial reporting, we might not be aware of weaknesses in our internal controls over financial reporting that could adversely affect our ability to report our financial results timely and accurately.
     The Sarbanes Oxley Act requires that management maintain, evaluate and report on internal controls over financial reporting. As a foreign private issuer, we will be required to comply with this requirement for our fiscal year ending December 31, 2006. Currently, we are engaged in the process of assessing our existing internal controls over financial reporting to ensure our compliance with the new requirements. As a result, we might not be aware of weaknesses that could exist and that might be identified once the evaluation of the effectiveness of our internal controls over financial reporting has been completed. In addition, there is a risk that we may not be able to implement our internal controls and procedures over financial reporting in the time frame allowed by the Sarbanes-Oxley requirements.
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
     Our revenues in the Asia-Pacific region during 2005 were € 31.9 million and the majority of this revenue was derived from our Chinese operations. As part of our growth strategy in this region, we expect our Chinese operations to grow over the next several years. However, growth estimates in China are particularly unpredictable and our sales in China are subject to significant volatility. Since the late 1970s, the Chinese government has been reforming the economic system in China. However, any Chinese government economic reform policies or measures may from time to time be modified or revised. Although the Chinese economy has grown significantly in the past decade, we cannot be certain that it will continue to grow at historical rates, if at all. In addition, China’s regulatory policies create additional administrative and operational burdens for us and increase our costs of doing business, and also make it more difficult for foreign companies to repatriate income from China. Any adverse changes in economic conditions in China, or changes in policies of the Chinese government or Chinese laws and regulations, could have a material adverse effect on the overall economic growth of China and investment in infrastructure and information technology. In addition, the funding for most of our projects in China has come from third parties, such as the World Bank and the Spanish government. Changes in the willingness of such parties to provide funds for infrastructure projects, including for information technology services and solutions, would materially impact our ability to maintain or increase our current level of activity in China. These developments could adversely affect our businesses, lead to reduction in demand for our services, adversely affect our competitive position and limit our future growth.
We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.
     Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly Manuel Sánchez, José Ignacio del Barrio, Ana María Plaza, Francisco Cáceres, Bárbara Zubiría, David Jardine, Larry Stack, Jeff Meyers, Dai Yue, Luis Rancé, Marcio Leonardo, José Montoya, Ignacio González and Adolfo Borrero, and the success of our expansion efforts depends on significant management attention to integration and coordination. Any loss of services of any of those individuals would negatively affect our business. In addition, during periods in which demand for technically-skilled employees is great, we may experience significant employee turnover. These individuals are in high demand and we may not be able to attract or retain the staff we need.
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
     Increased competition could result in:
•	price reductions and lower revenues;

•	loss of customers;

•	lower than anticipated growth; and/or

•	loss of market share.
     In addition, our competitors may develop products and services solutions that are better than ours, that are more appealing to customers or that achieve greater market acceptance. We compete with large engineering and industrial firms and small sector-driven specialized firms on a geographic and customer basis, including General Electric, Honeywell, Affiliated Computer Services Inc., Indra Sistemas, S.A., Sice (Sociedad Ibérica de Construcciones Eléctricas, S.A.), and Transcore Inc, (a subsidiary of Roper Industries). Many of our competitors are larger than we are and have greater financial and marketing resources than we do. Many of our competitors have longer operating histories and greater name recognition than we do. These advantages may allow our competitors to respond more quickly to new or emerging technologies, changes in customer requirements or acquisition opportunities than we can. It is also possible that new competitors may emerge and acquire significant market share. In addition, we often face significant competition from construction companies that also provide solutions similar to ours. To the extent these construction companies build an infrastructure project, they have an advantage relative to us in competing for the value-added information technology products and services solutions accompanying the infrastructure project.
Our acquisitions and joint venture strategy involve risks and uncertainties that may harm our business or cause it not to perform as expected.
     As part of our business strategy, we continually review potential acquisitions, joint ventures and strategic alliances that we expect will complement our existing business. In particular, we plan to continue to rely on potential acquisitions, joint ventures and strategic alliances to help us fuel our growth by enhancing the value-added products and services solutions that we can offer to our installed customer base. However, we do not know for certain that we will be able to identify suitable joint ventures, acquisitions or alliances at particular times, or that we will be able to successfully close these transactions.
     In addition, any acquisitions and joint ventures we pursue may result in numerous risks and uncertainties, including:
•	the risks associated with entering geographic or business markets in which we have no or only limited prior experience;

•	the diversion of management attention from our other business concerns;

•	the risk that an acquired business, joint venture or investment will not perform as expected or that it will expose us to unforeseen liabilities; and

•	the risk that we may not be able to implement our internal controls and procedures over financial reporting in the time frame allowed by the Sarbanes-Oxley requirements.
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
     Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. While we currently hold or have pending a large number of registered trademarks and product names, which we believe reduce the risk of third-party infringement, we currently hold no material patents or registered copyrights, and we rely primarily on a combination of trade secret, copyright and other intellectual property laws, nondisclosure and other contractual agreements and technical measures to protect our rights in our proprietary technology. These measures may not be sufficient to protect our proprietary technology from third-party infringement and could subject us to increased competition or cause us to lose market share. In addition, these measures may not protect us from the claims of employees and other third parties. We also face risks to the protection of our proprietary technology because our products are sold in markets such as the Asia-Pacific region and Latin America that provide less protection for intellectual property than is provided under U.S. or Spanish laws. Unauthorized use of our intellectual property could weaken our competitive position, reduce the value of our products, services and brand, and harm our operating results.
Labor and employment laws in Spain and other geographic areas in which we operate may make it difficult for us to reduce our workforce if we deem it advisable.
     Approximately 62% of our workforce is located in Spain. Spanish law places significant limitations on, and imposes a number of procedural requirements for, a company’s ability to reduce its workforce through layoffs or otherwise. These provisions of Spanish law could make it more difficult, expensive and time-consuming for us to reduce our workforce at a time when we consider it in our best interest to do so. In addition, approximately 12% of our workforce is located in Latin America and approximately 15% in Canada, where there are more restrictive labor and employment laws regarding workforce reductions than are typical in the United States.
Our business may suffer if we are sued for infringing the intellectual property rights of third parties.
     We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. In the future, third parties may assert infringement claims alleging infringement by our current or future products or applications. These claims may result in protracted and costly litigation, subject us to liability if we are found to have infringed third parties’ intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management’s attention from the operation of our business.
We may adopt an equity-based compensation plan that may adversely affect our ordinary shares.
     In 2004 and prior years, under a plan established by Abengoa, certain of our employees, including members of our management team, entered into stock purchase agreements with Abengoa for ordinary shares of Telvent. In the future, we may adopt an equity-based compensation plan which may adversely affect our ordinary shares. Although we have no current concrete plans to implement an equity-based compensation plan for employees and senior management, we expect in the future to consider adopting some form of an equity-based incentive plan.
We bear increased costs as a result of becoming a publicly-traded company in the United States.
     As a result of becoming a publicly-traded company in the United States in October 2004, our general and administrative costs have increased by a significant amount. This increase is the result of higher expenses associated with director and officer liability insurance, auditing, management oversight, regulatory requirements (including the need to make regulatory filings as well as establish and maintain internal controls and procedures), investor relations, and the establishment and maintenance of heightened corporate governance measures. In addition, we now incur additional legal and accounting costs as a result of being a U.S. public company and reporting in accordance with U.S. GAAP. The increased costs and the time demands on management may have an adverse effect on our results of operations.

We have broad discretion in how to use the remaining net proceeds we received from our IPO and we may not apply such proceeds to uses with which all our shareholders agree.
     We have no specific allocation for the remaining net proceeds, and our management retains the right to utilize the net proceeds as it determines. We cannot assure you that management will be able to use the remaining proceeds to effectively continue the growth of our business or that management will use these proceeds in a manner with which all our shareholders will agree.
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
     The concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers or other purchases of our ordinary shares. Therefore, this concentration of ownership may adversely affect our share price or the liquidity of our ordinary shares. Abengoa may choose to vote in a manner that is not consistent with the desires of the other owners of our ordinary shares or in a manner that the other owners of our ordinary shares do not consider to be in their best interest. In addition, as of December 31, 2005, approximately 56% of the shares of Abengoa were owned by its majority shareholder, Inversión Corporativa. Any significant change in Abengoa’s ownership structure could have a material effect on the manner in which Abengoa exercises its voting power. Because we are a “controlled company” as defined by the rules of the Nasdaq National Market, Abengoa may choose to elect more directors to our board and may choose to appoint directors who are not independent of Abengoa or us to our board or committees of our board.
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
     Our contracts with Abengoa were negotiated between parties under common control. It is possible that we may have been able to obtain better terms from third parties, and that the terms we received under the contracts with Abengoa may increase our expenses and reduce our net income compared to the terms of contracts we might have obtained from third parties. The most important of these contracts are our credit arrangement and service agreements with Abengoa. Our credit arrangement with Abengoa is one of our primary sources of borrowings. In addition, we recognized revenues in 2005 of € 22.6 million from services that we and our subsidiaries provided to Abengoa, primarily for the provision of communications, IT and related services; and we recognized expenses of € 4.8 million related to services and supplies provided by Abengoa to us. We have not attempted to negotiate similar arrangements with unaffiliated parties and do not know whether third parties would enter into such arrangements with us on more or less favorable terms, if at all. Consequently, if these existing agreements were terminated for any reason, we cannot be certain that we would be able to enter into equally-favorable arrangements with third parties, if at all. Our inability to replace these arrangements on equally-favorable terms could reduce our net income, limit our available borrowings and adversely affect our ability to achieve our growth objectives.
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
     Prior to our IPO, there was no public market for our ordinary shares. We cannot be certain that an active trading market for our shares will continue, or that the market price of our shares will not fall below the initial public offering price. Between our IPO and May 1, 2006, the high and low prices for our shares were $15.19 and $7.13, respectively.
     Given that Abengoa, our executive officers and others own, approximately 68.0% of our ordinary shares, a significant portion of our shares may not trade. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of the securities of information technology companies, and which may be unrelated to our operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a material decline in the prevailing market prices of our ordinary shares, and could prevent shareholders from recouping their investment in the ordinary shares or selling their ordinary shares at a profit.

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
     We are a corporation organized under the laws of the Kingdom of Spain. At this time, only one of our directors or executive officers is a resident of the United States. As a result, even though we have appointed CT Corporation System as our agent for service of process, investors may not be able to effect service of process within the United States upon us or our directors or officers regarding matters arising under the U.S. securities laws, or to enforce judgments of U.S. courts based upon these laws.
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
     At our ordinary general meeting, shareholders are asked to approve the actions of our management, the financial statements of our previous fiscal year and the allocation of our net income and loss (and any other issues presented by the Board). If our shareholders do not approve our Spanish GAAP financial statements, we cannot file our annual accounts with the Mercantile Registry of Madrid. In certain circumstances, if the annual accounts are not registered within one year from the end of the relevant fiscal year, we would be precluded from registering any other resolutions with the Mercantile Registry until we have filed our annual accounts.
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
     We were formed to serve as the holding company for the information technology business of the Abengoa Group, which is comprised of a set of diversified industrial and technology companies that provide solutions for sustainable development, the information and knowledge society, and the creation of infrastructures. The Abengoa Group provides these solutions through the following business units:
•	Solar;

•	Bioenergy;

•	Environmental services;

•	Industrial engineering and construction; and

•	Information technology.
     Our holding company structure was completed on January 1, 2001, upon Abengoa’s contribution of the shares of Telvent Energía y Medio Ambiente S.A., formerly known as Sociedad Anónima de Instalaciones de Control (“Sainco”) and its subsidiaries to us. We now operate our business principally through twelve subsidiaries, including Telvent Energía y Medio Ambiente S.A. (See a list of our significant subsidiaries under “Item 4.C–Organizational Structure.”)
     The principal events in our history have been:
•	1963: Incorporation of Sainco.

•	1977: Entry into Traffic sector.

•	1978: Entry into Environment sector.

•	1986: Entry into Transport sector.

•	1988: Start of our international expansion to Latin America with completion of Energy projects in Mexico.

•	1993: Award of first Traffic sector projects in China.

•	1996: Start of our operations in Brazil.

•	2001: Initial sale by Abengoa of our ordinary shares to management.

•	2001: Disposition to Abengoa of Abentel Telecomunicaciones, S.A.

•	2002: Acquisition from Abengoa of Telvent Factory Holding AG, Telvent Housing, S.A. and Telvent Portugal S.A.

•	2003: Acquisitions of Telvent Canada and Telvent USA from Metso Corporation.

•	2003: Adoption of the Telvent brand name throughout our business operations.

•	2004: Acquisitions of ICX, WBU-Xwave and a majority (70%) interest in Miner & Miner.

•	2004: IPO and listing of our ordinary shares on the Nasdaq National Market.

•	2005: Acquisition of Almos. Start of our operations in Australia and the Netherlands.

•	2006: Acquisition of the remaining 30% of the shares of Miner & Miner not acquired by Telvent in 2004.

•	2006: Entered into an agreement for the acquisition of a majority (80%) interest in Beijing Blue Shield.
     Our ordinary shares trade under the symbol “TLVT.” Following our IPO and the underwriters’ partial exercise of their over allotment option, Abengoa owned, indirectly, 62.2% of our outstanding ordinary shares.
Capital Expenditures/Divestitures
     Euro amounts disclosed below for acquisitions of foreign entities have been translated using the historical exchange rate at the date of purchase.
     Since January 1, 2002, we have made several acquisitions to fuel growth by enhancing the value-added products and service solutions we can offer our customer base. Additionally, there have been occasional strategic realignments of the ownership of some businesses within the Abengoa Group.
     In late 2002, we acquired Telvent Factory Holding AG, Telvent Housing, S.A. and Telvent Portugal, S.A. from Abengoa for € 10.8 million. Telvent Housing, S.A. and Telvent Portugal, S.A. provide data warehousing and monitoring services and solutions.
     On December 30, 2002, we acquired 3.71% of the capital stock of Xfera Moviles S.A. (“Xfera”), the holder of a third generation mobile telephony license covering Spain, for € 25.0 million. We also assumed € 111.0 million in guarantees from Inversión Corporation, the majority shareholder of Abengoa, to a bank guaranteeing certain obligations of Xfera to the Spanish government. The Spanish government reduced the amount of such guarantees to € 17.3 million in June 2003, pursuant to a plan announced in December 2002, prior to our acquisition of the Xfera shares.

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
     On May 21, 2004, we purchased 100% of the shares of ICX for € 1.8 million. ICX is engaged in the development of applications for the public administration and healthcare sector. (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).
     In June and August 2004, because of the inherent volatility associated with investments in early-stage technology companies, we sold all of our minority investments, including our investments in Xfera Móviles S.A., Telvent Factory Holding AG, and ViryaNet to Telvent Investments S.L., an indirect subsidiary of Abengoa, for a net amount of € 35.4 million. Telvent Investments also assumed all of our obligations under Xfera-related guarantees. We continue to have the opportunity to benefit from the synergies presented by these investments.
     On July 31, 2004, we purchased WBU-Xwave for € 1.7 million. Formerly a part of Halifax-based Aliant Company, it is now an IT services division of Telvent Canada and specializes in information technology services and outsourcing system integration services. (See “Item 5 - Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).
     On December 10, 2004, we acquired a 70% equity stake in Miner & Miner, a company based in Fort Collins, Colorado, engaged in the development and implementation of geographical information systems software for utilities for a total purchase price of U.S. $8.2 million (€ 6.2 million). (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).
     On July 6, 2005, we acquired 100% of the shares of Almos Systems Pty Ltd. (Australia) and Almos Systems B.V. (Netherlands) for a total purchase price of € 5.8 million, and a deferred, contingent and variable payment based on Almos meeting certain income targets over a period ending June 30, 2006. On April 12, 2006, we made an additional payment of € 0.4 million as part of a cash adjustment payment stipulated in the purchase agreement. Almos is a supplier of meteorological solutions, including surface meteorological observation, aeronautical meteorology and weather information systems in the Asia-Pacific region. (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).
     On February 23, 2006, we acquired the remaining 30% of the shares of Miner & Miner not previously acquired by Telvent on December 10, 2004 for a total purchase price of U.S. $6.8 million (€ 5.7 million). (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).
     On April 26, 2006, we signed a share purchase agreement to acquire 80% of Beijing Blue Shield, a Beijing based leading provider of IT services and solutions for traffic management and consulting, and airport/seaport security, for a total purchase price of 32.000.000 (Rmb) ( € 3.2 million).
     We are also devoting substantial resources to our research and development efforts, through which we have developed proprietary products and solutions for our targeted industrial sectors and infrastructure IT systems which apply across product lines including the following:
•	vertical solutions for oil and gas pipelines such as the Smart Client program (XOS.net for OASyS Infrastructure) (an EU Integrated Solution, that Includes SAP PM-PCS certified interface, and integrates metering, RTU, SAS, SCADA, DMS, OSISoft, PI, OMS, MWFM, SAP i/f);

•	the Cross Domain Platform Data Acquisition Subsystems that applies to electric, oil, gas, environment, traffic and transport;

•	the next Generation Liquids Suite, an integrated oil and gas solution (gasCAT, floCAT, SCADA, GMAS, Gas Suite, Liquids Suite, Simulation & Modeling, Enterprise GIS, Pipeline integrity application integration, emergency measures and mobile crew dispatch);

•	urban / interurban traffic / toll systems developments such as LPR technology for highways, highway free-flow gantry prototype for demo and testing; and

•	in Transport, cashless ATVM, for subways, the GENIO speech interface for ATVM, and the “Payment by Tag” parking.
     We made investments of € 15.0 million, € 11.1 million and € 11.3 million in research and development in 2005, 2004 and 2003, respectively. Similarly, we incurred a total of € 3.9 million, € 4.9 million and € 3.5 million of capital expenditures related to the building of our facilities and data centers in 2005, 2004 and 2003, respectively.
B.	BUSINESS OVERVIEW
Overview
     We are an information technology company that specializes in high value-added products and services solutions in four industry sectors (Energy, Traffic, Transport and Environment). In addition, we provide similar products and services solutions in the areas of healthcare, public administration and managed services that we include in our “Other” sector. Our technology allows high performing companies to make real-time business decisions using data acquisition, control, and advanced operational applications, providing secure actionable information delivered to the enterprise. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance and outsourcing services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our business is organized in three primary ways: across sectors, across information technology solutions, and across geographic areas.
Sectors: In our targeted industrial sectors, we have developed distinctive skills that share the following characteristics:
•	Mission-critical: Our solutions are specifically designed to address mission-critical functions in sectors that require real-time data gathering, interpretation and immediate response and decision making.

•	Extensive networks: From 5,000-mile pipelines to river basins to electricity transmission and distribution grids to interstate highways, our solutions monitor extensive networks where comprehensive data gathering and control is required to better control those networks, ensure their reliability and integrate the data on a secure basis back to the enterprise.

•	Flow-based: Whether related to fluids, energy or traffic, we have broad experience in information applications that facilitate the organization and management of continuous flow along defined paths.
     The following chart provides a summary of the allocation of our revenues among our sectors for the last three fiscal years.

	2005	2004	2003
Energy	44.1%	39.6%	43.9%
Traffic	31.0	36.6	30.6
Transport	7.2	6.4	9.5
Environment	9.0	8.9	7.4
Other	8.7	8.5	8.6

Total	100.0%	100.0%	100.0%

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
As an example, for a typical project in the Energy sector, we would provide a complete solution for the operation of an oil and gas pipeline network through:
•	remote terminal units (RTUs) that measure and/or process flow data and that transmit the data in a digital format through a telecommunication system;

•	OASyS, our supervisory control and data acquisition (SCADA) system that monitors pipeline flow based on the data transmitted by the RTUs and assembles the data into operational information, such as volumetric data, pressure, temperature data, and alarm information;

•	operational applications that use operating, safety, and cost data to notify a customer’s enterprise system of inventory, trend and cost-cutting information; and

•	business applications such as POLARIS that prepare data in a form that can interface with enterprise resource planning or accounting systems for invoicing, banking and real-time business decision-making.
     Our services and solutions can then be classified into four different complementary categories representing the four stages of converting field data into decision-making mission-critical information. We refer to these four categories collectively as the “hourglass”. This is illustrated in the diagram below.
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
Specific Geographic Areas: We currently focus on the following geographic regions: Europe, North America, Latin America, Asia-Pacific, the Middle-East and Africa. We started operations in Spain over 40 years ago. While we continue to solidify and grow our presence in Spain, we have also developed a strong presence and expect to continue to grow in North America and Latin America. We also expect to increase our presence in the Asia-Pacific region, the Middle-East and Africa, and in the rest of Europe.
•	Europe: Traffic and Transport represent our largest sectors in the Spanish market, where we have provided solutions to three of the four subway systems in Spain and intelligent traffic systems to numerous cities, including Madrid. We also have significant sales in our Environment sector and in the Electricity unit of our Energy sector.

•	North America: We are a leader in the Oil & Gas unit of our Energy sector.

•	Latin America: We have a strong presence in Mexico and Brazil, and a leadership position in the Oil & Gas unit of our Energy sector.

•	Asia-Pacific: We have been able to build a position in the Energy, Traffic and Transport sectors, and more recently in the Environment sector, that we believe will constitute a platform for future growth.

•	Middle-East and Africa: We are starting to build a position in the Oil & Gas unit of our Energy sector, and in our Traffic and Environment sectors in this region.
     The following chart illustrates an approximate breakdown of our revenues by region for each of the last three fiscal years:

	2005	2004	2003
Europe	53.8%	58.5%	53.8%
North America	14.6	12.7	11.3
Latin America	17.1	19.3	19.7
Asia-Pacific	7.9	5.7	6.7
Middle-East and Africa	6.6	3.8	8.5

Total	100.0%	100.0%	100.0%

Energy Sector
     Our Energy sector reported revenues of € 177.6 million in 2005, representing 44.1% of our revenues. Europe represented 24.3% of this revenue, North America represented 27.2%, with Latin America, Asia-Pacific and the Middle-East and Africa representing the remainder.
     Oil & Gas
     For our Energy — Oil and Gas customers, we provide complete solutions that address the capture of field data, control systems, advanced operational applications and business applications. This unit is based in our Calgary center, and currently conducts business globally.
     Oil & Gas transmission and distribution traditionally has been a core market for us. After establishing a strong presence in Spain, we expanded our Oil & Gas activities through our alliance with, and January 2003 acquisition of, the NMS Division of Metso.
     Strengths. Our product offerings in the Oil & Gas unit reflect the following competitive strengths:
•	Market leadership: We believe we are a market leader in pipeline transport and distribution solutions in North America and Latin America based upon transmission pipeline mileage, where we compete directly with global players like ABB, Siemens AG, Honeywell International Inc. and Emerson Electric Co.

•	Distinctive customer base: Our solutions are used by our customers to control approximately 60% of the oil and gas transmission pipeline capacity in North America. We maintain long-standing relationships with many of these customers and have developed or implemented new solutions to address customer needs.

•	Integrated complete solution: We offer integrated products and services solutions in Oil & Gas, including the OASyS Oil & Gas management suites, SimSuite for pipeline leak detection and location, and POLARIS for revenue accounting. We believe the recent introduction of new RTUs will enhance our product offering in this sector and that growing security concerns should enhance demand for our applications and enterprise integration in this sector, as we believe our applications have comparatively strong security and enterprise compatibility features.
     Products. Our main products include:
•	Liquids Management Suite (LMS) is a real-time operations software suite for liquid pipelines that includes a number of flexible, high-performance modules that meet a variety of real-time operational needs. These modules include metering and ticketing, tank management, volumetric data, leak detection, pump statistics and data validation in a highly integrated, loosely coupled configuration customizable for specific, crude and products pipelines.

•	SimSuite Pipeline. SimSuite is a technologically-advanced transient pipeline modeling and simulation system for gas and liquids pipelines which can be used in concert with our liquids and gas suites to add a variety of high performance on-line real-time and off-line simulation applications. On-line real-time applications include batch trackings and leak detection and location and other hydraulic modeling functions which optimize and ensure safe operations of crude, products and gas pipeline networks. Off-line applications include engineering and design analysis, operational planning and control center operator training and certification.

•	POLARIS. Polaris Liquids and Polaris Gas provide a comprehensive commercial accounting platform solution, which integrates ticketing, production volume accounting, revenue accounting, billing and customer or shipper reporting. This solution allows our customers to increase their business efficiency, in part by allowing them to conduct business in a web-based secure real-time environment, thus minimizing manual entry and manual processes and those inherent delays. POLARIS runs on both UNIX and Windows platforms and uses Oracle(R), Microsoft SQL Server(R) or Sybase(R) as its data repository.

•	Real Time Gas (RTG). Our RTG monitoring suite complements our OASyS SCADA system with tools to operate a gas transmission or distribution pipeline network safely and efficiently through real-time calculation and monitoring of line pack, storage and compressor performance.

•	Gas Day Operations (GDO). Our GDO application enables operations and planning personnel to generate, monitor, and revise current and predicted load for gas pipeline distribution.

•	Gas Measurement and Accounting Applications (GMAS). The GMAS modules of our Gas Suite provide a comprehensive gas measurement, data collection, aggregation, validation and processing solution and can integrate seamlessly with enterprise based invoicing processes.

•	OASyS Dynamic Network of Applications (OASyS DNA). OASyS DNA is the industry leading supervisory control and real-time information system (SCADA) platform that is the underpinning of our solutions suites allowing the deployment of multiple applications that are linked through standard interfaces, such as those identified above. OASyS on UNIX or Windows platforms offers a highly secure, enterprise friendly, mission critical infrastructure with certified ERP integration, historical information archive, retrieval, and analysis subsystems simplifying regulatory and Sarbanes-Oxley compliance and reporting requirements.
     Growth strategy. We have two primary Oil & Gas priorities:
•	Maintain our current leadership position in North America and Latin America. We plan to maintain this position by leveraging our large installed customer base to introduce newly-developed enterprise infrastructure products such as OASyS DNA, GMAS, POLARIS and SimSuite Pipeline. We have already been successful in progressively introducing our full range of products to several of our long-standing customers including Duke Energy, ChevronTexaco and Edison Gas.

•	Significantly increase our share of the Asia-Pacific market. The most attractive opportunities for us in this region are in China and Australia in both the transport and distribution segments of the market. In China, approximately 5,600 miles of transport pipeline network are planned to be built through 2010, and approximately 100 million more residential customers are projected to be served by 2010. To expand our presence in China, we will leverage our existing local resources. Due to our recent acquisition of Almos, located in Australia, we are also looking at opportunities in the gas distribution business in that country.
     Electricity
     For our Energy — Electricity customers, we provide complete solutions, including field data, control systems, advanced operational applications and business applications. The unit is based in our Seville competency center and currently conducts business globally.
     Our Electricity business was built around a technologically-advanced product portfolio and the development of long-standing relationships with key utilities in Spain, Mexico and Brazil. The acquisition of the NMS Division of Metso provided us with a significant installed customer base in the U.S. and sales and distribution capabilities in the North American market. In addition, we are establishing a presence in the Chinese market. In this sector, our competitors include Indra, Siemens, ABB and General Electric. The acquisition of Miner & Miner provides us with a significant complementary, enterprise Geographic Information System (GIS) based, suite of asset and outage management products called ArcFM Solutions and Responder.
     Strengths. Our product offerings in our Electricity unit reflect the following competitive strengths:
•	Customer platforms in Europe, Latin America and North America. We have strong relationships with many of the largest electric utilities of Europe and Latin America, and we have a significant installed customer base in North America.

•	Strong portfolio solutions provide a platform for developing business applications. Our Electricity unit’s offering of products and services solutions is especially strong in the areas of field data capture, control systems and operational applications for transmission and distribution. We believe further potential for expanding our offering of solutions exists in the area of business applications, substation automation and distribution automation RTU subsystems.

Products. Our main products include:
•	Distribution Management Systems. Our Electric Suite is a complete product and solutions portfolio that serves any requirements of an electric utility. Most of these solutions are completely developed in our Product Centers and are based in the following solutions:
•	For Asset Management
•	ArcFM: ArcGIS extension for electric network information management.

•	Network Adapter: Integration tools for third party network analysis.

•	Conduit Manager: Major underground cable/conduit management.
•	For Work Management
•	Designer Network planning and design and Work Management System integration framework.

•	Service Hub: Mobile workforce management and automated crew dispatch.
•	For Operations Management
•	OASyS: Core SCADA and Advanced application functions.

•	Responder: Integrated outage prediction and management.

•	DMS: Advance distribution system management functionality.
Our Electric Suite consists of completely integrated solutions that allows the customer to choose the best option adapting the final configuration to meet their final needs. We are a value added reseller of DMS software under an agreement with DMS Group.
•	Data Acquisition Subsystems. We provide electric utility customers with master control station communication technologies, Remote Terminal Units (RTU) and Substation Automation Systems (SAS) to enable remote control of network facilities for every aspect of the Electricity business:
•	Distribution: Substation and feeder networks.

•	Transmission: Substations.

•	Generation: All types of power plants: including Hydraulic, Thermal and the new renewable technologies.

•	Retailing: Telvent’s Metering Systems (TMS), a solution with all the functionality available for Automatic Meter Reading (AMR) requirements, Management Meter Reading (MMR), and Smart Metering (SM) to electric utilities.
Growth strategy. Our primary Electricity priorities are to:
•	Continue growth in Europe and Latin America. We expect continued growth in Europe and Latin America as a result of our customers’ continued investments in renovation and replacement of existing equipment and expected investments in new infrastructure development.
•	Increase our presence in North America. We expect continued investment in renovation and replacement of equipment, increases in existing security levels and upgrades of current systems to address new product and service demand. We anticipate increasing our presence by introducing our North American customers to new products tested in Spain and Latin America.

•	Strengthen our position in the Asia-Pacific. We have completed several distribution projects in China. We plan to extend our coverage of distribution systems in this country through our commercial network of agents already in place for our Energy — Oil & Gas unit and Traffic sector. We also plan to leverage our current presence in Perth, Australia, for the development of our business strategy in Australia.

•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing. We intend to complete our product offerings in Electricity by adding applications that establish a link with corporate IT systems. We will focus on developing or implementing the following applications, for example: enterprise integration platform, workflow and workforce management, geographical information systems, asset management, customer information systems and smart metering. To achieve this, we will rely on internal research and development capability and the development of strategic partnerships, including our alliance with Environment Systems Research Institute, Inc. (“ESRI”). Additionally, we expect to target acquisitions of specialized players with complementary product portfolios. We will also evaluate options to enter the sector-specific managed services business, focusing on low capital-intensive data management processes, such as automatic meter reading, a DMS operation management and asset, work and outage management with ArcFM Solutions and Responder.
Traffic Sector
     Our Traffic solutions are focused on minimizing urban congestion and maximizing interurban road capacity through our ITS (Intelligent Transportation Systems), as the automated toll solutions for highways. Our products and services solutions cover traffic management systems, incident detection, intersection controllers, city access management systems and enforcement systems. Our Traffic sector is based in our Madrid competency center, and its business has historically been focused in Spain, with recent expansion to Latin America and China. In this sector, our competitors include Transcore, Inc. (a subsidiary of Roper Industries), Affiliated Computer Services Inc., Indra, Sice and Etra.
     Our Traffic sector reported revenues of € 124.6 million in 2005, representing 31.0% of our revenues. Europe represented 82.6% of this revenue, with Latin America, Asia-Pacific and the Middle-East and Africa representing the remainder.
     Strengths. Our product solutions in our Traffic sector reflect the following strengths:
•	Ability to transfer expertise to new geographies. We believe we are a leader in the Traffic sector in Spain. In Latin America, we have undertaken traffic management projects in Sao Paolo, Brazil; Rosario, Argentina and Santo Domingo, Dominican Republic. In China, we have undertaken urban and interurban traffic projects, including large projects in Beijing and Shandong. In Beirut, Lebanon, included in our Middle-East and Africa region, we have undertaken an interurban traffic-control project.

•	Strong portfolio of integrated product solutions. We provide an integrated complete solution to our Traffic customers, with applications ranging from RMY controllers to capture field data, ITACA to provide an advanced operational application control system and geographical information systems, and an enforcement processing system at the advanced applications level. We also provide dynamic-lane toll systems and road weather information systems.
     Products. Our main products include:
•	Traffic Management Systems;
•	ITACA: intelligent system for urban traffic control;

•	RedEye: red-light detection system;

•	RMY/CMY: controller to capture and process traffic data;

•	Odyssey: intelligent traffic control, highway and city access management system; and

•	Sicotie: tunnel management and control system.

•	Highway fare collection and back office. Our proprietary toll system products include dynamic lanes toll systems, antennae and tags for highway tolls:
•	SmartTOLL: an intelligent system for toll management and control for concession motorways, tunnels and bridges.

•	VidiToll: digital video system.

•	ClearingToll: clearing system for collection and management systems in tolls.

•	AVC: automatic vehicle classification system.
     Growth strategy. We have three primary Traffic priorities:
•	Continue growth in Europe and Latin America. We believe continued growth will require us to leverage our current position to develop the urban and interurban traffic management business in Mexico and Brazil and to capture incremental growth in the Spanish traffic market.

•	Execute growth strategy in North America. We believe that the North American market represents a key opportunity for the future development of our Traffic business. In order to enter this market, we intend to exploit our international experience and track record to pursue initial projects. We also expect to evaluate developing alliances and make selective acquisitions to adapt to the local market and standards.

•	Extend presence in Asia-Pacific. In order to execute our growth strategy in China, we will rely on the expansion of our existing commercial agent network, which currently consists of a permanent office in Beijing and third-party agents that cover 10 of the largest Chinese cities (Beijing, Liaoning, Shandong, Henan, Hubei, Hunan, Guangdong, Guangzhou, Yunnan and Gansu), by extending the agent model to other cities in China having at least three million residents. We selected these agents based on their experience, reputation and contacts in this target market and we compensate them on a commission basis based upon the total contract amount. Furthermore, we will continue to pursue projects funded by international agencies such as the World Bank. In China, the National Highway System is projected to comprise a total of 22,000 miles of toll highways by 2015, compared to 6,000 miles in 2000. We expect Chinese authorities to adopt latest-generation technologies, which we address with a complete range of electronic toll systems.
Transport Sector
     Our Transport solutions include fare collection systems for railways and public transportation systems, and access control and payment systems for parking. The unit is based in our Bilbao product center. In this sector, our competitors include Indra, Logica CMG, Q-Free ASA, Cubic Corporation, and GFI Genfare.
     Our Transport sector reported revenues of € 29.2 million in 2005, representing 7.2% of our revenues. Activity in Europe represented 55.5% of these revenues, with Asia-Pacific representing the remainder.
     Our growth in recent years has been fueled by our development of new fare collection systems for public transportation services, with significant new projects in Madrid for the Madrid metro and the Spanish national railway authority, in Bilbao for the Bilbao metro and in Tianjin, China for the Tianjin Binhai Mass Transit Development Authority.
Strengths. Our product solutions in our Transport sector reflect the following strengths:
•	Strong presence in the Spanish market. We have assisted several customers in Spain in implementing their recent advanced infrastructure projects.

•	Comprehensive product range. We offer an innovative portfolio of solutions, including unified fare collection solutions, and we are developing other solutions that we will be able to introduce in the future.

     Products. Within our Transport sector, we offer advanced solutions and services for railway and subway traffic controls and fare collection systems. Our solutions are focused on information and control management and automated fare collection. Our proprietary ticketing products include unified ticketing and vending machines. Our proprietary parking solution include automatic vending machines, access barriers and tags for parking systems.
•	Information and Control Management Solutions:
•	TR3000 Regular/CTC: Regulation and Traffic Management.

•	TR3000 SMS/STR: Facilities Management & Users Information.

•	SIRail & SIBus: Location & Dispatch (AVL/D).
•	Automatic Fare Collection Systems:
•	MobiFast: Railway and Subway fare collection.

•	ValTick: Fare Collection Management and Control Systems for buses and tramways.

•	Web.Park: Congress and Parkings Control Systems.
     Growth strategy. Our primary Transport priorities are to:
•	Maintain growth in Europe. We expect overall that the Spanish market growth will be driven by new concessions from the Spanish railway infrastructure regulatory authority, construction of new light railway lines in Alicante, Málaga and Sevilla and extension of subway networks in Barcelona, Bilbao, Madrid and Valencia. We expect to capture this growth in part through the continued deployment of our MobiFast and ValTick proprietary products. We hope to capture additional railway and subway projects by leveraging our proven track record in Spain.

•	Capture opportunities in Asia-Pacific. In fare collection systems, we expect the build-up of subway and light railway networks in Beijing and other large cities to provide an opportunity to leverage our geographic presence and our existing traffic and toll projects. We are currently taking part in subway contests and have obtained our first fare collection system contract in China.

•	Enter the North American transport market. We intend to leverage our technology, the expertise we have developed in Spain and our existing commercial platform in the U.S. to develop our North American transport business. In addition, we will explore acquisitions or alliances to enhance our distribution capabilities, ensure compliance with local standards and to complete our services maintenance capacity.

•	Capture real-time process outsourcing opportunities. We intend to pursue real-time process outsourcing opportunities. Some of these may involve our facilitating a portion of the financing of specific projects and charging a fee for our services in exchange for operating certain elements of a project such as toll and ticketing systems over a period of time in connection with “Build-Operate-Transfer” projects.
Environment Sector
     Our Environment solutions include all our activities related to environment protection, meteorology, water and wastewater management. This unit is based in the Seville competency center and currently conducts its business globally.
     The Environment sector reported € 36.0 million of revenues in 2005, representing 9.0% of our revenues. Activity in Europe represented 53.8% of this revenue. Activity in North America and Latin America represented 33.0% of this revenue and the remainder relates to projects in other regions.
     Our Environment business was developed around our proprietary technical expertise in meteorology and the extension of our existing products to the water and wastewater market. We achieved critical mass through a long-standing relationship with Spain’s Ministry of the Environment, National Meteorology Institute, and

Airport Authority, and we have more recently expanded this sector through initial projects in Latin America, the development of our water business in North America and the Almos acquisition. In this sector, our competitors include Vaisala oyj, Indra and Transdyn.
     Also, the acquisition of Almos provides us with a significant complementary suite of meteorological applications for the aeronautical activity and a strong platform to grow our business in other countries in Europe and Australia.
     Strengths. Our product solutions in our Environment sector reflect the following strengths:
•	Leadership in the Spanish, Swiss and Dutch markets: We believe we are a market leader in Spain, Switzerland and the Netherlands, as we provide solutions to most of the major airports and have a strong customer base of government entities.

•	Leadership in the Australian market: We believe we are a leader in the Australian market for meteorological systems as a result of our acquisition of Almos, which has been the exclusive supplier to the Australian Bureau of Meteorology.

•	Strong and growing position in North America and Latin America: We continue to expand our customer base of local utilities and airports in North America and Latin America.

•	Strong and growing position in the Middle-East and Africa. We continue to expand our customer base of local water utilities and airports in these regions.

•	Comprehensive product solutions. We offer comprehensive products and services solutions for water systems and strong offerings in meteorology control and monitoring systems.
     Products. Within this sector, we offer complete IT solutions and services for weather, the integral cycle of water and environment protection, providing reliable and effective information that support customers on making optimal decisions for their environment business.
•	Weather
     We provide a complete suite of leading-edge meteorological systems and value-added solutions for national meteorological centers, civil aviation authorities and defense organizations worldwide.
•	Aviation Weather Suite, a solution for aeronautical weather observing requirements, thus enhancing the safety and efficiency of air traffic operations. Their components are the following:
•	AMS400 Automated Weather Observation Systems (AWOS).

•	AMS700 Automated Terminal Information Service (ATIS) / VOLMET.

•	AMS500 Low Level Windshear Alert System (LLWAS).

•	METAPPS Pilot Biefing Workstation.

•	METIS Forecast Workstation.

•	METCOM Message Switch.

•	REVOLVER RVR Sensor.
•	Nation Wide Weather Networks, a fully networked system that integrates any weather observation network, comprised of AMS220 automatic weather stations and MetConsole meteorological workstation as its basic components.

•	TERWIS Road Weather Information Systems, to monitor and forecast atmospheric and road conditions, enabling rapid and effective decision-making by traffic authorities on road clearing, de-icing and warnings to road users.

•	Remote Sensing: Weather Radars. We provide customized turn-key solutions in weather radars, a key meteorological system for precipitation monitoring and detection and tracking of severe weather.

•	Early Warning System. A complete technological solution for early detection and warning of severe weather conditions and mitigation of their effects.
•	Water
     We provide a suite of solutions for water utilities and hydrological authorities for better resource management.
•	Real Time Watershed Management and Flood Warning System. An OASyS SCADA based system that is able to integrate hydrological data, weather radar data, satellite imaging and hydrological simulation modeling over a GIS, to provide water resources planning, flood simulation and automatic early warnings.

•	Water Distribution & Water Treatment Plants Automation System. A complete suite of water management applications, based on OASyS SCADA and fully integrated with ArcGIS, that meets the requirements of water utilities for specific real time business operations. The water management suite includes applications such as:
•	Hydraulic Simulation Software.

•	Leakage Detection: Sectorization and flow balance calculations.

•	Water demand forecast model.

•	Operators Training Simulator.

•	Asset & Maintenance Management Systems.
•	Environment Protection
     We provide a suite of solutions for environmental agencies and industries to make efficient decisions on preserving the environment.
•	Air Quality Monitoring and Forecasting Systems. Fully automated air pollution monitoring fixed cabinets or mobile units, based on an OASyS SCADA system to collect and process real-time information and integrate statistical and numerical pollutants dispersion models, and weather forecasting models, thus generating automatic early warnings on air pollutions episodes and risks maps.

•	Spill Prevention & Management System. A tool for civil protection and environmental authorities to make decisions on prevention of water pollution on sea and coast, to develop contingency plans for accidental sea pollution, and to locate and size rings and barriers to collect the spills.
     Growth strategy. Our primary Environment priorities are to:
•	Maintain growth in Spain and increase presence in Europe. We will pursue opportunities to upgrade the existing systems of our customers and increase our offering of higher value-added applications such as workforce management systems and geographical information systems. We will leverage our leadership position in certain European countries in which Almos, our recently acquired business, has a good presence.

•	Increase presence in North America. We will seek to expand our presence with our current customer base and focus our expansion in the sunbelt states and in the East Coast of North America.

•	Increase presence in the Asia-Pacific region. We will leverage our recently acquired Almos business in Australia to increase our presence in the region.

Other Sector
     Our “Other” sector includes opportunities in the public administration, healthcare and managed services areas. In addition, we generate other revenues from opportunities we pursue in the management of mission-critical infrastructures and applications and outsourcing of systems and applications through our data center capabilities in Madrid, Barcelona, Seville and Lisbon. We derived revenues of € 35.0 million from these operations in 2005, which represented 8.7% of our 2005 revenues.
Healthcare
     Within our “other” sector, we provide complete solutions for our healthcare customers to provide patients, professionals and Public and Private NHS healthcare delivery at points of care. This unit is based in our Seville Center, and currently conducts business globally.
     Based upon our historical activities in Spain, we intend to expand our healthcare activities into North America, particularly Canada and Latin America.
Strengths.
     Our product offerings in the Healthcare unit reflect the following competitive strengths:
•	Spanish market leadership: More than 15 years of experience and a complete suite of products installed in hospitals.

•	Distinctive customer base: Over 150 public and private healthcare institutions are using our Health Solutions. Over 40,000 healthcare professionals use our software on a daily basis.

•	Integrated complete solution: We offer integrated products and services solutions in Healthcare, including a complete suite TiCares®, based on years of experience (including a portfolio of high-value-added solutions), new technological foundations and innovating model.
Products.
     Our main suite of products, TiCares®, is a solution that includes:
•	Hospital Management Solutions (HIS — TiMedics® ). Facilitates the flow of information, inside the administration process, allowing practitioners to focus on delivering services while reducing the practice overhead.

•	Electronic Health Record (EHR) and Clinical WorkStation (CWS - TiClinics®). Open interchange of medical information among industry providers, government entities and final users, facilitating the flow of all kinds of medical records and expediting the information process.

•	Medical Digital Imaging Networks (RIS – TiRis® and PACs — TiPacs®). Manages the production, catalogue, distribution and storage of medical images, allowing practitioners to make better decisions by accessing the required medical images as they need them. Including RIS and PACs.

•	Vital Signs Monitoring Networks (ICU — TiUcis®). Acquisition of data originating from medical appliances and devices that monitor vital signs. Its potential on special-care units is enormous.
Growth strategy.
     We have two primary Healthcare priorities:
•	Consolidate and maintain a leadership position in Spain. We plan to position our solutions in other regions and leverage our current installed customer base by introducing new products.

•	Positioning our brand in the Latin America and North America markets. The most attractive opportunity for us in these regions are in Mexico, introducing in Private HS and in M&A hospital projects and also in Canada, due to our Calgary presence and the similarity between Spanish and Canadian government health services.
Public Administration
     For our Public Administration’s customers, our focus is to provide a complete solution for the citizens and the administration using our the Electronic Government model based on a digital global platform TiWorks.
Strengths.
     Our product offerings in the Public Administration unit reflect the following competitive strengths:
•	Spanish Market leadership: We have delivered horizontal systems installed in the Spanish Administration.

•	Integrated complete solution: We offer integrated products and services solutions in e-Government, including a complete suite TiWorks®, based on years of experience (including a portfolio of high-value-added solutions), new technological foundations and innovating model.
Products.
     Our main products include:
     Our Electronic Government model is based on a digital global platform with the following items:
•	Workflow Engine (TI Flows)

•	Automated Business procedure (Ti Proceeding)

•	MMI Interface (Iguax)

•	Help Desk / Call Center (TiSac)

•	Knowledge Management (TiKnows)

•	Business Integration Platform (TiQueue)

•	Digital Signature Authentification (TiSign)

•	Platform of electronic Pay (TiPays)
     The first element available provides a level of Front Office/CRM Multichannel by means of TiSac in order for the public administration to communicate with the citizens in a global sense including people, companies and others.
     By means of this multichannel level, the citizens will contact the administration to request information, start a procedure, make a claim, etc. From this level the citizen will arrive to the virtual office, the web page of contents, the unique contact number, etc. This level will provide all the security controls and confidentiality necessary in the transactions with the administration.
     This Front Office multichannel level will be the common entrance door and will control all interactions from the exterior to the back office of the administration by means of TiQueue.
     In the Back Office there is an ensemble of horizontal solutions that sustains TiWorks, this includes:
-	A manger of Document and knowledge (TiKnows and TiDocs). This is a common repository of information and knowledge where all the information used for the public entity will be stored.

-	An automated business Procedure (TiProceeding) for managing all procedure and transactions between the citizens and administration.

-	A Workflow Engine (TiFlow) to create and manage the process that will be used in the higher level.

-	A Business Integration platform (TiQue) that will be used in whatever area necessary.

-	The digital Signature and authentification (TiSign) in all security levels will be present.

-	The platform to Pay (TiPay) in the electronic pay transactions.
Growth strategy.
     Our strategy has 3 points:
1.	Identifying new business targets. In 2003 we began to focus on the Government of Andalusia to generate sales of data center and e-Business products and services and in 2004 and 2005, we created a vertical of Government and Municipalities.
2.	Identifying new geographical areas. We started in 2003 working only in Andalusia. In 2004 we started to expand into other regions of Spain such as Madrid and Catalonia, and in 2005 we expanded into Latin America.

3.	New products. The first two areas are connected with the development of new products and require a large investment in Research and Development (R&D).
Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. We historically have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the fourth quarter due to the budgetary cycles of some of our customers.
Research and Development
     Constant Investment. Our research and development planning process helps to ensure that our research and development investments are aligned with our long-term strategic and business objectives and responds to our customers’ needs and helps to create a sustained competitive advantage.
     Product and Competency Centers. Our research and development activity is based in Calgary (SCADA and Oil & Gas applications), Madrid (Traffic applications), Seville (RTU and Electricity applications), Bilbao (transportation systems) and Fort Collins (GIS based applications).
     Successful Track Record. Our research and development function has developed products including the OASyS DNA, our multi industry data acquisition and IT infrastructure product, RTUs for electric distribution and, most recently, the MobiFast advanced payment system for the Transport sector.
Sales and Marketing
     Our sales and marketing work force is located globally and is responsible for product management, account management, sales administration and corporate marketing communication. By working closely with our account management team, our product management team analyzes and identifies product and technology trends in our target markets and works closely with our research and development group to develop new products, product enhancements and product capabilities as demanded by our customers.
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
Intellectual Property and Proprietary Rights
     We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. We generally pursue the registration of our trademarks in all of our geographic areas, where practicable, and we seek to protect our marks against similar and confusing marks of third parties. We do not possess any material patents or registered copyrights, but we do have registered marks and applications pending for registered marks in various jurisdictions in which we operate. “Telvent” is a registered community mark in the European Union. It is also registered in Mexico, Canada, and the United States and there is pending registration in Brazil.
C. ORGANIZATIONAL STRUCTURE
Our Parent Company
     The Abengoa Group is comprised of a set of diversified industrial and technology companies that provide solutions for sustainable development, the information and knowledge society, and the creation of infrastructures. The Abengoa Group provides these solutions through the followings business units:
•	Solar;

•	Bioenergy;

•	Environmental services;

•	Industrial engineering and construction; and

•	Information technology.
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
Our Subsidiaries
     The following chart shows the name and country of organization of, and our percentage ownership in, each of our significant subsidiaries as of March 31, 2006.

	Country of	Percentage
Name of Subsidiary	Organization	Ownership
Telvent Energía y Medio Ambiente, S.A.	Spain	100%
Telvent Tráfico y Transporte, S.A.	Spain	100%
Telvent Brasil S.A.	Brazil	100%
Telvent México S.A. de C.V.	Mexico	100%
Telvent Canada Ltd.	Canada	100%
Telvent U.S.A. Inc.	U.S.A.	100%
Telvent Interactiva, S.A.	Spain	100%
Telvent Outsourcing, S.A.	Spain	100%
Telvent Housing, S.A.	Spain	100%
Miner & Miner, Consulting Engineers, Inc.	U.S.A.	100%
Almos Systems Pty Ltd.	Australia	100%
Almos Systems B.V.	Netherlands	100%
D. PROPERTY, PLANT AND EQUIPMENT
     Facilities
     Our principal executive offices are located in Madrid, under a lease that expires in 2020. We categorize our other facilities as Delivery Units, Competency Centers, Product Centers and Data Centers.
     Delivery Units. Our Delivery Units are customer centric and geographically oriented offices responsible for the sales, service and project execution of the work under our customer contracts and are located in Houston, Texas, USA; Fort Collins, Colorado, USA; Calgary, Alberta, Canada; Madrid, Spain; Barcelona, Spain; Seville, Spain; Mexico City, Mexico; Beijing, China; Rio de Janeiro, Brazil; Perth, Australia; and Culemborg, the Netherlands.

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
     Product Centers. Our Product Centers are technology focused and develop, support and distribute specific infrastructure and other products. These products are used in our Competency Center solutions and / or our specific project implementations of the Delivery Units in meeting customer requirements of our projects. They are located in Calgary, Canada (IT Infrastructure –OASyS); Baltimore, Maryland (SimSuite Pipeline); Fort Collins, Colorado (ArcFM Solutions Suite); Seville, Spain (Data Acquisition Subsystems – RTUs); Bilbao, Spain (Toll & Fare Collection Systems –Mobismart, Valtick, SATToll, WEBPark), and Perth, Australia (AWOS and LLWAS).
     Data Centers. Our data centers are buildings that we lease as a bare shell in which we install electrical facilities (including uninterruptible power supplies (UPS) and generators for power back up), air conditioning, fire protection and extinguisher systems, security (including 24x7 complete security control system and magnetic strip card controlled access, closed circuit TV’s and motion detectors), and a management system with 24x7 equipment monitoring and maintenance System (SCADA) as well as building out the interior.
     With the exception of a 1,303 square meter facility in Beijing, China, that we have purchased, all of our facilities are leased. As of March 31, 2006, we had leased facilities in more than 20 locations in Europe, North America, Latin America, Asia-Pacific, the Middle-East and Africa. As detailed in the table below, our leases cover approximately 106,725 square meters (1,148,675 square feet) of office space.
Table of Facilities

	Square Meters	Square Feet
Location	(approx.)	(approx.)
Europe	78,814	848,245
North America	20,461	220,241
Latin America	4,308	46,369
Asia-Pacific	2,842	30,591
Middle-East and Africa	300	3,229

Totals	106,725	1,148,675

Table of Material Leased Facilities

	Square	Square		Lease
	Meters	Feet.		Termination
Location	(approx.)	(approx.)	Type(1)	Date

Madrid, Spain	34,097	367,013	DU, CC, DC	Oct. 2020
Seville, Spain	6,127	65,947	DU, CC, PC	Dec. 2010
Seville, Spain	7,820	84,178	DU, CC, PC	July 2013
Seville, Spain	877	9,435	DC	Dec. 2010
Barcelona, Spain	2,511	27,028	DC	Jan. 2009
Lisbon, Portugal	5,355	57,641	DU, DC	June 2007
Houston, Texas, USA	4,476	48,177	DU, PC	Nov. 2009
Fort Collins, CO, USA	1,949	20,982	DU, PC	May 2009
Calgary, Alberta, Canada	12,338	132,800	DU, CC, PC	July 2008
Río Janeiro, Brazil	491	5,285	DU	May 2006
Mexico City, Mexico	959	10,319	DU	Dec. 2006
Perth, Australia	1,239	13,336	PC,DU	July 2008
Culemborg, Netherlands	633	6,814	DU	Sept. 2008
TOTAL	78,872	848,955

Notes:

(1)	DU means Delivery Units; CC means Competency Centers; PC means Product Centers; DC means Data Centers.

Material Tangible Fixed Assets
     Our material tangible fixed assets consist primarily of the property and plants in our Data Centers in Madrid, Barcelona, Seville and Lisbon.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS
     The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with U.S. GAAP. It also includes information about our revenues and gross profit by sectors and geographies.
Overview
     We are an information technology company that specializes in high value-added products and services solutions in four industry sectors (Energy, Traffic, Transport and Environment). In addition, we provide similar products and services solutions in the areas of healthcare, public administration and managed services, that we include in our “Other” sector. Our technology allows companies to make real-time business decisions using data acquisition, control, and advanced operational applications, providing secure actionable information delivery to the enterprise. Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy companies in the United States, Canada, Europe, Mexico, Brazil and China, some of the largest European, North American and Latin American utilities, the traffic or transport authorities of some of the largest cities in Spain, North America, Latin America, China and the Middle-East and a number of government environmental entities in Europe, North America, Latin America, Australia and the Middle-East.
     Our Energy and Traffic sectors accounted for 44.1% and 31.0% of our revenues during the fiscal year ended December 31, 2005, 39.6% and 36.6% during the fiscal year ended December 31, 2004 and 44.0% and 30.6% during the fiscal year ended December 31, 2003. Our three largest geographic regions are Europe, Latin America and North America, which accounted for 53.8%, 17.0% and 14.6%, respectively, of our 2005 revenues, 58.5%, 19.4% and 12.7%, of our 2004 revenues and 53.8%, 19.7% and 11.3%, respectively, of our 2003 revenues.
Background
     Since the incorporation in 1963 of our predecessor Sainco, now known as Telvent Energía y Medio Ambiente, we and our predecessors have been able to establish long-standing relationships with our customers in our Energy and Traffic sectors and progressively introduce new ranges of products and services solutions to the market. We and our predecessors also have developed new related sectors, such as Environment and Transport, and we and our predecessors have successfully entered new geographies, such as our entry into Mexico, Brazil and China in the 1990s, and Australia in 2005.
     Since Telvent was incorporated in 2000 as the holding company for the information technology business of the Abengoa Group, there have been occasional strategic realignments of the ownership of some businesses within the Abengoa Group. In 2001, we sold Abentel Telecomunicaciones, S.A. to Abengoa, and in 2002, we acquired Telvent Housing, S.A., Telvent Factory Holding AG and Telvent Portugal S.A. from Abengoa.

     In June 2004, Abengoa restructured its ownership interest in Telvent by forming Telvent Corporation. Abengoa owns its entire interest in Telvent through Telvent Corporation and Siema AG, another of Abengoa’s wholly-owned subsidiaries. Telvent Corporation also owns 99.99% of the capital stock of Telvent Investments, the entity to which we sold Telvent Factory Holding AG and all of our remaining minority investments, including our investment in Xfera, for a net amount of € 35.4 million in June and August 2004.
     The following table sets forth certain of our statements of operations data for the years ended December 31, 2005, 2004 and 2003.

	Year		Year		Year
	ended	Percentage	ended	Percentage	ended	Percentage	Percentage	Percentage
	December	of 2005	December	of 2004	December	of 2003	Change	Change
	31, 2005	Revenues	31, 2004	Revenues	31, 2003	Revenues	2004-2005	2003-2004
	(Euros in thousands, except percentages and per share data)
Revenues(1)	€402,369	100.0%	€312,571	100.0%	€257,732	100.0%	28.7%	21.3%
Cost of revenues(1)	319,712	79.5	245,578	78.6	202,149	78.4	30.2%	21.5%

Gross profit	82,657	20.5	66,993	21.4	55,583	21.6	23.4%	20.5%
General and administrative	25,286	6.3	21,446	6.9	18,807	7.3
Sales and marketing	13,023	3.2	10,118	3.2	9,091	3.5
Research and development	14,980	3.7	11,060	3.5	11,278	4.4
Depreciation and amortization	8,225	2.0	7,904	2.5	5,943	2.3
Impairment charges	—		—	—	1,589	0.6

Total operating expenses	€61,514	15.3	€50,528	16.2	€46,708	18.1
Income from operations	€21,143	5.3	€16,465	5.3	€8,875	3.4	28.4%	85.5%
Financial expense, net	(3,432)	(0.9)	(2,313)	(0.7)	(4,381)	(1.7)
Other income (expense), net	—		88	0.0	(665)	0.3

Total other income (expense)	(3,432)	(0.9)	(2,225)	(0.7)	(5,046)	(2.0)

Income before income taxes	€17,711	4.4	€14,240	4.6	€3,829	1.5
Income tax expense (benefit)	2,972	0.7	4,749	1.5	(809)	(0.3)

Net income before minority interest	14,739	3.7	9,491	3.0	4,638	1.8
Loss/(profit) attributable to minority interests	(373)	(0.1)	654	0.2	(124)	0.0

Net income	€14,366	3.6	€10,145	3.2	€4,514	1.8	41.6%	124.7%

Earnings per share
Basic and diluted net income per share	€0.49		€0.47		€0.23

Weighted average number of shares outstanding
Basic and diluted	29,247,100		21,775,752		20,000,000

(1)	In 2004, we applied FIN 46-R to all remaining joint ventures created after January 1, 2004. As such, all joint ventures in which Telvent is the primary beneficiary are consolidated. Total revenue recognized with respect to these consolidated joint ventures was € 42,403, including € 31,684 of revenues of other ventures in these arrangements, during the twelve months ended December 31, 2005. During the corresponding period in 2004, revenue recognized with respect to these consolidated joint ventures was € 40,125, including € 30,820 of revenues of other ventures in these arrangements. Corresponding costs due to other joint ventures of € 31,528 and € 30,727, are recognized in cost of revenues as of December 31, 2005 and 2004, respectively. The financial statements of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

Bookings and Backlog
     New contract bookings represent new signed contracts for the year, regardless of performance. New contract bookings in 2005 were € 480.4 million, an increase of € 88.4 million, or 22.6%, from new bookings of € 392.0 million in 2004. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of December 31, 2005 was € 388.9 million, an increase of € 111.3 million, or 40.1% from a backlog of € 277.6 million as of December 31, 2004. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.
Acquisitions
     In 2003, 2004 and 2005 acquisitions had an impact on our results of operations.
Acquisition of the NMS Division of Metso (Telvent USA and Telvent Canada)
     On January 31, 2003, we acquired the NMS Division of Metso, an information technology company that provides us with a strategic position in the U.S. and Canada.
     Accordingly, the results of operations of the former NMS Division of Metso, now renamed Telvent USA and Telvent Canada, are reflected in our results of operations for the entire years 2005 and 2004, and for eleven months in our results of operations for the fiscal year 2003.
Acquisition of ICX
     On May 21, 2004, we purchased 100% of the shares of ICX, a company engaged in the development of applications and services for the public administration and healthcare sectors in order to take advantage of potential synergies with our current healthcare solutions in public health management systems.
     The results of operations of ICX are reflected in our results of operations for the full year 2005, for seven months in 2004, and are not reflected in the corresponding period in 2003.
Acquisition of WBU-Xwave
     On July 31, 2004, we purchased WBU-Xwave, formerly part of Xwave Solutions Inc. (part of Halifax-based Aliant Inc.), which specializes in customized IT solutions and IT outsourcing for a variety of sectors, including oil and gas, primarily focused in Alberta, Canada.
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
     The results of operations of WBU-Xwave are reflected in our results of operations for the full year 2005, for five months in 2004, and are not reflected in the corresponding period in 2003.
Acquisition of Miner & Miner
     On December 10, 2004, we acquired 70% of the issued and outstanding shares of Miner & Miner. Effective January 1, 2006, Telvent acquired the remaining 30% of its shares. The results of operations of Miner & Miner are reflected in our results of operations for the full year 2005.
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
Acquisition of Almos
     On July 6, 2005, we acquired 100% of the shares of Almos Systems Pty Ltd. (Australia) and Almos Systems B.V. (Netherlands). The results of operations of Almos are reflected in our results of operations for six months in 2005.
     With its head office in Perth, Australia, Almos is a market-leading supplier of meteorological solutions. We have been collaborating with Almos for 3 years and has a deep knowledge of its technical solutions and management team.
     We have been providing real-time IT meteorology solutions for more than 25 years, mainly in Spain and Latin America. With the addition of Almos, we have gained access to a distinctive and complete suite of leading-edge meteorological systems and value-added solutions. In addition, the strategic location of Almos headquarters in Perth, Australia, should be ideal for developing further business opportunities in the Asia-Pacific region, one of the highest growth areas in the world.
     Almos adds market leading solutions to our portfolio of meteorology solutions that we will be able to offer to our Environment sector clients and will also open a new geography for the rest of our business. Our customers in this market sector will benefit from the technological, market and business synergies that we anticipate will result from this transaction.
Segments and Geographic Information
     We have five reportable operating segments. The segments are grouped with reference to the types of services that we provide and the types of clients that use those services. We assess each segment’s performance based on revenues and gross profit or gross margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in “other corporate operating expenses’’ and are not allocated to the segments.
•	Energy comprises three principal areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems and revenue accounting programs.

•	Traffic provides services such as urban and interurban (ITS) traffic management systems, including incident detection, intersection control, city access management systems, security and enforcement systems and electronic toll collection systems.

•	Transport focuses on fare collection and centralized traffic control systems for railways and other public transportation systems, such as light trains, buses and tramways, telecontrol systems for railway and subway infrastructures and access control and payment systems for parking.

•	Environment provides environment protection systems, water and wastewater management applications and meteorological information systems.

•	Other includes healthcare, public administration and managed services.

	Year Ended December 31, 2005
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€177,620	€124,574	€29,169	€36,021	€34,985	€402,369
Gross Profit	€36,006	€20,288	€6,050	€8,405	€11,908	€82,657
Gross Margin	20.3%	16.3%	20.7%	23.3%	34.0%	20.5%

	Year Ended December 31, 2004
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€123,469	€114,468	€20,053	€27,933	€26,648	€312,571
Gross Profit	€26,297	€19,817	€4,137	€6,856	€9,886	€66,993
Gross Margin	21.3%	17.3%	20.6%	24.5%	37.1%	21.4%

	Year Ended December 31, 2003
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€113,452	€78,809	€24,369	€19,004	€22,098	€257,732
Gross Profit	€24,068	€16,727	€4,503	€3,711	€6,574	€55,583
Gross Margin	21.2%	21.2%	18.5%	19.5%	29.7%	21.6%
Energy

	Year Ended December 31,
	(Euros in thousands, except percentages)
	2005	2004	2003
Revenues	€177,620	€123,469	€113,452
Gross Profit	€36,006	€26,297	€24,068
Gross Margin	20.3%	21.3%	21.2%
Revenue growth rate over prior period	43.9%	8.8%	34.8%
     Our Energy Sector revenues increased 43.9% from € 123.5 million in 2004 to € 177.6 million in 2005. The main reasons for this increase are the general good business performance of our organic business in the electric activity in Spain, our oil and gas business performance in Mexico, including a high volume of execution of contracts, and the contribution of the business from Miner & Miner in the utility sector in North America.
     During 2005, we consolidated our leadership position in this sector in Spain, Mexico and Brazil. The growth rate of recent years was maintained, and we were able to include new areas of business over our traditional SCADA systems. This has been particularly true with the high-level management systems, derived from new R&D programs as well as from the new GIS solutions from the Miner & Miner products and solutions portfolio.
     Electricity
     In Europe, the investment effort in Spain by the major electrical companies has continued in response to the increase in demand, as well as the ongoing improvement and enlargement of electrical systems, both in distribution and transmission. Most of the 53.3% increase in revenues over 2004 in this region comes from these opportunities. One example of this situation is the contribution of the projects with Red Eléctrica Española and Endesa that were completed according to schedule during 2005.
     In our North American region, our 40.8% revenue growth was boosted by the incorporation of revenues from Miner & Miner, our acquired business. We also experienced a higher gross margin in this region (38%) due to the higher percentage of higher-end applications and software licenses from Miner & Miner in the overall revenue mix.

     In our Latin American region, we have obtained a number of contracts in Mexico and Brazil especially in the transmission grid, where we are seeing a lot of activity in both countries due to government initiatives to reinforce the high-voltage grid and extend the supply of reliable electrical energy to those geographical areas that were previously unable to obtain an adequate supply of electricity. In Brazil, however, the business continues to develop relatively slow due to certain administrative reorganizations in the public sector from which we derive the majority of our revenues in that country.
     Oil & Gas
     In our Oil & Gas activity, we completed a targeted transition from a data acquisition and control application provider into an enterprise level, integrated solution provider of business applications and IT infrastructure. This, in turn, has enabled our oil and gas customers to transition their operations into a secure, truly RealTime IT enabled business. This strategic shift was made possible not only through improvements in our products and services, but also the added strength and flexibility contributed by the strategic alliances that we have created with SAP, ESRI, Symantec and OSIsoft during the past year.
     In North America, revenue growth was mainly due to the organic growth in our business. However, there was a slight decline in the gross margins due to higher turn-key project component in the revenue mix with lower margins.
     In Latin America, our 2005 revenues grew mainly due to the increase of the Oil & Gas activity in Mexico, specifically in Pemex Refinación due to the contribution of the SIMCOTS Projects. This contribution brought the 63.8% increase in our revenues in the country, year over year. We continued with our leadership position and obtained new customer references, which has allowed us to maintain our ongoing relationship with the three major companies that manage the Oil & Gas business in Mexico: Pemex Exploración y Producción, Pemex Gas y Petroquímica Básica and Pemex Refinación. Including the recently awarded projects, we will have supplied 39 of the 50 SIMCOTs (system for control and measurement) for PEMEX Refinación, which account for 80% of the depots in Mexico. However, we suffered a decline in the gross margins in the region due to difficulties in the current execution phases of these SIMCOT projects for Pemex.
     Our backlog in 2005 increased by 38.6%, totalling € 162.7 million at the end of 2005.
Traffic

	Year Ended December 31,
	2005	2004	2003
	(Euros in thousands, except percentages)
Revenues	€124,574	€114,468	€78,809
Gross Profit	€20,288	€19,817	€16,727
Gross Margin	16.3%	17.3%	21.2%
Revenue growth rate over prior period	8.8%	45.2%	(0.4)%
     As most of our temporary joint venture consortiums are in our Traffic sector, most of the impact of their consolidation is reflected in the revenues in this sector for both the year ended December 31, 2005 and the same period in 2004. In 2005 and 2004, we consolidated additional Traffic revenues of € 26.9 million and € 27.9 million, respectively, relating to other joint ventures. Excluding the effect of the consolidation of these joint ventures, the growth between periods amounted to 12.8%.
     We have continued to strengthen our position as a national and international leader in products, applications and services for the Intelligent Traffic Systems sector, both in urban and interurban settings, offering global solutions for traffic control problems in cities and for the control, surveillance and management of highways. The installed systems are designed to provide enhanced optimization of the level of traffic service conditions, while contributing to the overall safety of highway infrastructure.
     In the international traffic sector, 2005 was a year in which record contracting figures were achieved and also the year in which we commenced operations in new markets in Europe (Ireland) and the Middle East

(Lebanon), where we are implementing significant projects with state of the art technologies in the ITS and urban traffic control business, respectively.
     In Europe, good general business performance in the region resulted in the achievement of the highest growth in this sector, 43.1%, year over year. In Spain, this growth was marked by our maintenance contracts renewals, El Toyo, and enforcement opportunities. However, this region suffered slightly lower margins, specifically due to the incorporation of a new SCADA software platform in our Tabasa tunnels control system.
     In Latin America, we achieved zero growth in Brazil, a country that remains in an economic slowdown, continuing to postpone investments in traffic and transport infrastructures and in information technologies. On the other hand, all of the 20% growth in the region came from Argentina (maintenance contracts for Rosario), where there has been an increased project activity. However, gross margins were lower due to the renewals of our maintenance contracts for Rosario and Buenos Aires in Argentina, which carried higher than expected costs due to the stocking of the materials to be supplied during the first phases of these contracts.
     In Asia-Pacific, although we experienced a slow growth in the year 2005, we are consolidating our leadership position in this sector due to the continuous execution of projects in the region. Our highest performance in the region came from the execution of projects in China (ITS for Beijing Highway systems – Olympics 2008, urban traffic control systems contract finalization in Fushun and Whuan, and new contract execution in Urumqi and Erdos) and Vietnam (Urban traffic control system contract finalization in Ho Chi Minh city).
     Overall, our gross margins were also lower due to the effect of our naval traffic activity (with very low margins).
     Backlog in this sector, measured as of December 31, 2005, increased by 40.8% to a figure of € 98.1 million.
Transport

	Year Ended December 31,
	2005	2004	2003
	(Euros in thousands, except percentages)
Revenues	€29,169	€20,053	€24,369
Gross Profit	€6,050	€4,137	€4,503
Gross Margin	20.7%	20.6%	18.5%
Revenue growth rate over prior period	45.5%	(17.7)%	16.2%
     Revenues in 2005 within our Transport sector increased by 45.5% in comparison with 2004, due primarily to good business performance in China (Tianjin Subway), where our revenues grew by 284.4%, year over year.
     The global expansion of our Transport business was reinforced during 2005, particularly in our Automatic Fare Collection activity has started to penetrate Latin America markets in 2005. With the awarding of IAFE AFC contract (Caracas, Venezuela), we gained access to a new railway and metro markets where future investment plans are strongly funded.
     In the railway activity, we are seeing a reactivation of investment, with new opportunities in our niche markets in Spain and Latin America: Railway Command & Control Centers integrating Centralized Traffic Control Systems (CTC’s), Station Facilities Control Systems, Passenger Information Systems and Telecommunications.
     In Europe, we consolidated our leadership position in the fare collection market in Spain (with more than a 50% market share), and we achieved a consolidated position in our ticketing business for large parking systems. Revenues in Spain grew slightly (1.2 % over 2004), but we secured the recurrent business with the Metro de Madrid, Metro de Bilbao, FEVE and the contribution of the ongoing projects with Adif and Cintra. We also successfully renewed our existing fare collection maintenance contracts.
     Of special consideration was the consolidation of our leadership in CFC (Contact-free Card) technology through the award of a contract to install and implement CFC readers at the accesses to Zone A (Center) of Madrid Metro. This project was awarded following the successful completion, in 2004, of the pilot CFC reader implementation program, and will help achieve greater flexibility in fare management on the Madrid transport network and will optimize the regulating of traveller access through the installation of contact-free payment technology.
     In the railway control and signposting industry, the development of a new application line for the automatic regulation of trains (REGULA Project) continues in collaboration with various strategic customers. This is in addition to, and complements, the current line of products of Traffic Control Centers and Telecontrol of equipment and stations.
     In Latin America, there has been a 400% growth due to the incorporation of new contracts, such as the development and installation in Venezuela of the ticketing system and the traveler information system for the railway project between Caracas and Puy. Our gross margins in the region increased also, year over year, from 17% in 2004 to 24% in 2005.
     In our Asia-Pacific region, the growth of our revenues in China was positive, highlighted by the Tianjing project, where we also achieved higher margins, year over year (21% in 2005, in comparison with a 15% in 2004).
     Backlog in this sector, measured as of December 31, 2005, increased by 8.2% to a figure of € 33.3 million, confirming a sustainable growth for this sector. This was mainly due to the increase in bookings from new railway and ticketing contracts in Latin America and Spain.
Environment

	Year Ended December 31,
	2005	2004	2003
	(Euros in thousands, except percentages)
Revenues	€36,021	€27,933	€19,004
Gross Profit	€8,405	€6,856	€3,711
Gross Margin	23.3%	24.5%	19.5%
Revenue growth rate over prior period	29.0%	47.0%	21.4%
     Revenues generated in our Environment sector increased from € 27.9 million in 2004 to € 36.0 million in 2005, or 29.0%. Excluding the revenues coming from our acquisition of Almos, organic growth was 3.3%.
     The global expansion of the Environmental business, and particularly in our Meteorological activity, continued in 2005. With the acquisition of Almos, we gained access to a full set of value-added meteorological solutions, as well as the establishment of strategic operation bases in new geographical areas of large growth potential, such as Asia-Pacific and Europe.
     With Almos, we have become the leader in Meteorological systems in Australia, as Almos was the exclusive supplier of the Bureau of Meteorology of Australia since 1993. Likewise, Almos provides a strong presence in Meteorology in Europe, with the KNMI (Netherlands), MeteoSwiss (Switzerland) and Belgocontrol (Belgium) as recurrent customers.
     In Europe, our revenues in this sector in Spain grew by 20.4% over the period, due to the good performance of the recurrent business with the National Institute of Meteorology (INM), and the contribution of the ongoing hydrological projects (SAIH) with the Environmental Ministry. During 2005 we have strengthened our leadership position in Spain in real-time IT solutions for Meteorology, Water and Environmental Protection. Thus, most of the significant contracts for meteorological systems for the National Institute of Meteorology and Civil Aviation (AENA) were awarded to us, and all meteorological maintenance contracts were successfully renewed.
     In North America, our Environment revenues have grown significantly (more than 90% in the period), as a result of the good performance of the traditional SCADA business with the water utilities, and the contribution, in the second half of the year, of the Alberta province Road Weather Information System (RWIS) project, which was awarded in the second quarter of 2005. The gross margin in the region, although lower than the preceding year, was 30%, higher than our business average gross margin.

     In the Middle-East and Africa, our revenues in this sector increased by 179% over the period. This high increase was mainly due to the contribution of the ongoing water SCADA projects in Jordan and Qatar, the latter awarded in the third quarter of 2005, as well as the contribution of the two large meteorological projects from Almos for the Directorate General of Civil Aviation of Kuwait.
     In Latin America, on the other hand, environment revenues have dropped substantially, due to the completion of the contract for the modernization of the Bolivian Meteorological Service (Senamhi), that contributed significantly in 2004, and the lack of project continuity in the business in this region.
     Our gross margin declined from 24.5% in 2004 to 23.3% in 2005, as a result of the larger contribution in 2005 of big turn-key projects with lower gross margins, such as the Alberta RWIS in Canada and the SAIH hydrological projects in Spain.
     Backlog in this sector as of December 31, 2005 grew to € 48.6 million, a 189.3% increase over the prior period. A large part of this increase is due to the Almos business integration, which contributed € 20.0 million as of December 31, 2005.
Other

	Year Ended December 31,
	2005	2004	2003
	(Euros in thousands, except percentages)
Revenues	€34,985	€26,648	€22,098
Gross Profit	€11,908	€9,886	€6,574
Gross Margin	34.0%	37.1%	29.7%
Revenue growth rate over prior period	31.3%	20.6%	13.1%
     Our 31.3% increase in our “Other” sector revenues during 2005 represents steady growth due to further market development and our continuing evolution of our Healthcare activity. This increase also reflects the organic growth in both our Public Administration business and the managed services projects we provide through our real-time process outsourcing activities. Our gross margin declined slightly due to our revenue mix, with higher contribution of turn-key contracts with lower margins.
     The 100% increase in our revenues from our Healthcare activity during 2005 is due to our success in the Andalusia Hospital market (HIS — Hospital Information Systems), which has helped to consolidate our presence in this market, allowing us to be present in the Andalusia Digital Citizen Health Record, providing infrastructures and services. This increase also resulted from our project for the Intensive Care Unit in the largest hospital in Granada, and the corrective maintenance for 28 hospitals.
     We are also in a position to start winning business in all of the Spanish market for HIS and RIS PACS (Radiology Information Systems-Picture Acquisition and Communications Systems).
     Gross margins in this activity declined from 28% in 2004 to 18% in 2005, due to the higher contribution of larger turn-key projects with lower margins.
     In our Public Administration activity, our revenues decreased slightly over 2004. This was due to the delays in some of our larger projects for both the Andalusia Regional Administration and the General Administration. In 2005, on the other hand, projects like the digital signature for the Andalusia Government, helped us establish our strategic presence in the Ministry for Public Administrations, which provides our Digital Signature platform for various public entities and regional governments. In addition, projects like the business recovery service and the neutral access point for Junta de Andalucía have consolidated our market share in this region, enhancing our ability to supply products, solutions and knowledge to other regional governments in Spain and also to the Spanish central government.

     In homeland security we started a project with the General Direction of National Police (Ministry of Interior) Border Control for passports and ID cards authentication for all the Spanish geography.
     We have had significant growth in Madrid and Catalonia from the specialization in both our e-Government applications and our suite Ti-Works, that provide a platform for workflow, CRM (Customer Relationship Management), document database, integration platform and payment gateway for the Administration.
     Gross margins in this activity increased significantly from 18% in 2004 to 31% in 2005 due to the good performance of the new contracts to provide e-Government applications in Madrid and Catalonia.
     Backlog in this sector measured as of December 31, 2005 increased by 7.5% to a figure of € 46.2 million.
Geographic Information
     The following table identifies our revenues by region during 2005, 2004 and 2003, and the percentage change per selected region for the periods presented.

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2005	2004	2003	2004 - 2005	2003-2004
	(Euros in thousands, except percentages)
Europe	€216,653	€182,760	€138,688	18.5%	31.8%
Latin America	68,583	60,461	50,699	13.4%	19.3%
North America	58,843	39,767	29,126	48.0%	36.5%
Asia- Pacific	31,905	17,805	17,300	79.0%	2.9%
Middle-East and Africa	26,385	11,778	21,919	124.0%	(46.3%)

Total	€402,369	€312,571	€257,732

Results of Operations
Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2005	2004	2004-2005
(Euros in thousands, except percentages)
€ 402,369	€ 312,571	28.7%
     The increase in our 2005 revenues was primarily due to organic growth in our business and the contribution of the acquired businesses. The most significant contribution to our revenue growth comes from or Energy sector, as discussed in the previous section. In 2005 and 2004, we consolidated additional revenues of € 31.7 million and € 30.8 million, respectively, relating to other joint venture partners. In addition, our WBU-Xwave, ICX, Miner & Miner and Almos acquisitions contributed € 7.0 million, € 2.9 million, € 13.1 million and € 7.2 million, respectively, in revenues in 2005 and € 2.6 million, € 2.1 million, € 0.6 million, and nil, respectively, in revenues in 2004. Revenue growth includes € 3.6 million (or 0.9% over revenues) from the translation of our non-Euro-denominated revenues due to the depreciation of the Euro against other currencies in which we generated revenues.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 319,712	79.5%	€ 245,578	78.6%	30.2%

     Our 2005 cost of revenues increased 30.2% year-over-year and the cost of revenues as a percentage of revenues also increased slightly year-over-year. Cost of revenues for 2005 and 2004 included € 31.5 million and € 30.7 million, respectively, due to the effect of the consolidation of our temporary joint venture consortiums, which represents the cost of revenues attributable to other joint venture partners. Excluding the effect of the consolidation of our temporary joint venture consortiums, our 2005 and 2004 gross margins would have been 22.3% and 23.7%, respectively, representing a decrease of 1.4 percentage points year-over-year. This was mainly due to the higher contribution of revenues from turnkey contracts with lower margins.
General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 25,286	6.3%	€ 21,446	6.9%	17.9%
     Our general and administrative expenses as a percentage of revenues decreased from 2004 to 2005. This was mainly due to the cost savings that we achieved from our continuing reorganization efforts, although we continue to incur additional legal and accounting costs that partially offset such cost savings. We expect to achieve further cost savings in the near future from our continuing reorganization efforts, but we also expect to incur additional costs including internal accounting, legal costs and other expenses as a result of being a publicly-traded company in the United States. The impact of our stock compensation plan on our general and administrative expenses was € 1.4 million and € 2.3 million for 2005 and 2004, respectively.
Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 13,023	3.2%	€ 10,118	3.2%	28.7%
     Our sales and marketing expense increased by € 2.9 million in 2005, primarily as a result of higher advertising expenses and sales personnel costs incurred with increased business activity across sectors and regions, especially in connection with our efforts to develop our Traffic sector in North America, and the consolidation of our presence in new regions such as the Middle-East and Africa. However, sales and marketing expenses as a percentage of revenues, remained constant from 2004 to 2005.
Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 14,980	3.7%	€ 11,060	3.5%	35.4%
     Our research and development expenses increased in 2005, both in absolute terms and as a percentage of revenues. We intend to maintain an approximate level of investment in research and development close to 4% as a percentage of revenues, excluding the effect of the consolidation of our temporary consortiums. The number of our research and development projects related to the development of higher value-added applications will increase in line with our “up the hourglass” strategy. Our “hourglass” business model, supporting our goal of sustaining revenue growth and increasing profit margins by shifting product mix toward our higher value-added applications, focuses on our belief that fewer companies provide solutions for higher value-added applications such as control systems and advanced operational applications than for lower value-added applications such as capturing field data or business application solutions.

Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 8,225	2.0%	€ 7,904	2.5%	4.1%
     The increase in depreciation and amortization from 2004 to 2005 was primarily due to the impact of the non-cash amortization expense resulting from the purchase price allocation (which consisted primarily of an adjustment in the value of intangible assets such as backlog (customer contracts), software technology and customer relationships) in the acquisition of the NMS Division of Metso, WBU-Xwave, Miner & Miner and Almos. The amortization expense related to intangibles arising from the purchase price allocation of these businesses was € 2.8  million in 2005 and € 2.3 million in 2004.
Financial Expense, Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ (3,432)	(0.9)%	€ (2,313)	0.7%	48.4%
     Financial expense increased in the year ended December 31, 2005 over the same period in 2004 mainly due to the impact of the mark-to-market of our derivatives, which amounted to € (0.7) million in 2005 and € 0.2 million in 2004, representing an increase of € (0.9) million year-over-year. Financial expense also increased by € (0.6) million, due to the new short-term credit facilities obtained in 2005 in Brazil. See Note 14 to our consolidated financial statements.
     On the other hand, the interest we earned on the proceeds from our initial public offering was € 1.1 million and € 0.2 million for the year ended December 31, 2005 and 2004, respectively.
Income Tax Expense (Benefit)
     Income tax expense decreased in the year ended December 31, 2005 over the same period in 2004 mainly due to the reversal of part of the valuation allowances recognized in 2004 and the increase in our research and development tax credits that we received under applicable tax laws in Spain and North America. See Note 19 to our Consolidated Financial Statements.
Net Income

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 14,366	3.6%	€ 10,145	3.2%	41.6%
     As a result of the combination of the foregoing reasons, our net income increased € 4.2 million from 2004 to 2005.
Earnings per Share

Year Ended	Year Ended	Percentage
December 31,	December 31,	change
2005	2004	2004-2005
€ 0.49	€ 0.47	4.3%
     Earnings per diluted share grew to € 0.49 in 2005, or 4.3%, from € 0.47 in 2004. However, the number of shares used for the calculation was different in each period. Our weighted average number of shares outstanding was 21,775,752 in 2004, and 29,247,100 in 2005.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003
Revenues

Year Ended	Year Ended	Percentage
December 31,	December 31,	Change
2004	2003	2003-2004
(Euros in thousands, except percentages)
€ 312,571	€ 257,732	21.3%
     The increase in our 2004 revenues was primarily due to organic growth in our business and the effect of the consolidation of revenue from our temporary joint venture consortiums, the majority of which were consolidated for the first time in 2004 due to a change in accounting principle (see Note 6 to our Consolidated Financial Statements). In 2004, we consolidated additional revenues of € 30.8 million relating to other joint venture partners. However, this growth was partially offset by the negative impact of approximately € 6.4 million (or 1.9% over revenues) of the translation of our non-Euro-denominated revenues due to the appreciation of the Euro against other currencies in which we generated revenues.
     In addition, our WBU-Xwave and ICX acquisitions provided € 2.6 million and € 2.1 million, respectively, in revenues in 2004.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)
€ 245,578	78.6%	€ 202,149	78.4%	21.5%
     Our 2004 cost of revenues increased 21.5% year-over-year. However, the cost of revenues as a percentage of revenues remained stable year-over-year. This is mainly due to the effect of the consolidation of our temporary consortiums. Cost of revenues for 2004 included € 30.7 million due to the effect of the consolidation of our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. Excluding the effect of the consolidation of our temporary consortiums, our 2003 and 2004 gross margins would have been 21.6% and 23.7% respectively, representing an increase of 2.1% year-over-year. This was mainly due to our continuous efforts in the incorporation of more revenues from higher value-added applications with higher gross margins and the contributions of our managed services and healthcare IT businesses in our Other sector.
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
     The impact of the stock compensation plan on our general and administrative expenses was € 2.3 million and € 0.4 million for 2004 and 2003, respectively.

Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)
€ 10,118	3.2%	€ 9,091	3.5%	11.3%
     Our sales and marketing expense increased by € 1.0 million in 2004, primarily as a result of higher advertising expenses and sales personnel costs incurred with increased business activity across sectors and regions, especially in connection with our efforts to develop our Traffic sector in North America and the consolidation of our presence in new regions such as the Middle-East and Africa. However, sales and marketing expenses decreased as a percentage of revenues, year-over-year, from 3.5% for the year 2003, to 3.2% in 2004.
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

Financial Expense, Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)
€ (2,313)	(0.7)%	€ (4,381)	(1.7)%	47.2%
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
     During 2004, we sold an equity-method investment, NAP de las Américas-Madrid S.A, recording a gain of € 88 thousand on the sale. During 2003, our other expense related primarily to a non-recurring provision for surcharges and penalties.
Income Tax Expense (Benefit)
     For the year ended December 31, 2004, we recorded € 1.2 million of non-recurring tax expense, part of which was due to a valuation allowance recorded to reduce tax loss carry-forwards recognized for one of our subsidiaries, and the remainder due to the effect of the write-off of deferred tax assets which will not be realized as a result of our departure from the Abengoa fiscal group. Our effective income tax rate was reduced by the research and development tax credits that we receive under applicable tax laws in Spain and North America. See Note 19 to our Consolidated Financial Statements.
Net Income

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2004	December 31,	2003	change
2004	Revenues	2003	Revenues	2003-2004
(Euros in thousands, except percentages)
€ 10,145	3.2%	€ 4,514	1.8%	124.7%
     As a result of the combination of the foregoing reasons, our net income increased € 5.6 million from 2003 to 2004.
Earnings per Share

Year Ended	Year Ended	Percentage
December 31,	December 31,	change
2004	2003	2003-2004
€ 0.47	€ 0.23	104.3%
     Earnings per diluted share grew to € 0.47 in 2004, or 104.3%, from € 0.23 in 2003. However, the number of shares used for the calculation was different in each period. Our weighted average number of shares outstanding was 20,000,000 in 2003, and, following our IPO was 21,775,752 in 2004.
Impact of Inflation
     We have not historically been materially affected by inflation in our core geographies.

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. We historically have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the fourth quarter due to the budgetary cycles of some of our customers.
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
     Operating Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2005	2004	2003	2004 - 2005	2003-2004
	(Euros in thousands)
Net cash provided by operating activities	€4,464	€25,059	€4,432	(82.2)%	465.4%
     For the year ended December 31, 2005, net cash provided by operating activities was € 4.5 million, compared with net cash provided by operating activities of € 25.1 million for the year ended December 31, 2004. We had € 15.0 million of non-cash adjustments to net income for the year ended December 31, 2005, including depreciation and amortization charges of € 10.6 million, compared with € 6.0 million of non-cash adjustments to net income, including € 9.0 million of depreciation and amortization charges, for the year ended December 31, 2004. We also included a non-cash adjustment of € 0.8 million related to net foreign currency exchange losses reflected in our consolidated statement of operations due to the impact of the appreciation of the Euro against other currencies on our monetary assets and liabilities, compared with € 0.9 million for year ended December 31, 2004. Additionally, we included € 1.4 million in 2005 and € 2.3 million in 2004, due to the charge related to the stock compensation plan involving our ordinary shares and € 1.6 million and € (6.4) million, in 2005 and 2004, respectively, related to deferred income taxes. Working capital and temporary joint ventures used € 25.2 million of our operating cash for the year ended December 31, 2005 compared with € 9.6 million provided during for the year ended December 31, 2004. The decrease in operating cash for the year ended December 31, 2005 was mainly due to the increase in our accounts receivable of € 16.0 million, in our increase in unbilled revenues of € 37.0 million, in our increase in inventory of € 1.1 million, related parties receivable and other assets of € 5.6 million, and the incorporation of the temporary consortiums’ working capital of € 11.5 million. These changes were partially offset by an increase in our billings in excess of costs and estimated earnings on uncompleted contracts of € 4.0 million, and in our accounts payable, accrued and other liabilities and related parties payable of € 42.0 million.
     Net cash provided by operating activities in 2004 was € 25.1 million. For the year ended December 31, 2004, we had € 6.0 million of non-cash adjustments to net income including depreciation and amortization charges of € 9.0 million. We also recorded a non-cash adjustment of
€ 0.9 million related to net foreign currency exchange losses reflected in our consolidated statement of operations due to the impact of the appreciation of the Euro against other currencies on our monetary assets and liabilities. Working capital and temporary joint ventures provided € 9.6 million of our operating cash. The increase in operating cash for the year ended December 31, 2004 was mainly due to the decrease in our accounts receivable of € 8.2 million, to our decrease in inventory of € 3.2 million, to our decrease in related parties receivable and other assets of € 3.1 million, to our increase in billing in excess of cost and estimated earnings on uncompleted contracts of € 5.2 million and the incorporation of the temporary consortiums’ working capital change of € 8.1 million. These charges were partially offset by an increase in our unbilled revenues of € 10.8 million and the decrease in our account payable and other liabilities and related parties payable of € 7.5 million.
     Net cash provided by operating activities in 2003 was € 4.4 million. For the year ended December 31, 2003, we had € 17.5 million of non-cash adjustments to net income including depreciation and amortization charges of € 5.9 million, as well as asset impairment charges of € 1.6 million related to certain of our minority investments carried at cost. We also recorded a non-cash adjustment of € 3.5 million related to net foreign currency exchange losses reflected in our consolidated statement of operations due to the impact of the appreciation of the Euro against other currencies on our monetary assets and liabilities. In 2003, operating activities reflected our recognition of the carry-forward of net operating tax losses, which resulted in a € 4.4 million non-cash tax benefit in our consolidated statement of operations. Working capital used
€ 17.7 million of our operating cash,

mainly driven by the significant increase in our unbilled revenues, related parties receivable and other assets, and the decrease in our billings in excess of costs and estimated earnings on uncompleted contracts, which was partially offset by an increase in our accounts payable, accrued and other liabilities and related parties payable and by the use of our receivables factoring program and a decrease in our work in progress, as reflected in a decline in our inventory balance.
     Investing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2005	2004	2003	2004 - 2005	2003-2004
	(Euros in thousands)
Net cash (used in) provided by investing activities	€(8,235)	€13,538	€19,895	(160.8)%	(31.9)%
     Net cash used in investing activities in 2005 was € 8.2 million. We used € 3.1 million to make the deferred payment on the Miner & Miner acquisition in April 2005 and we also used € 1.8 million to make a first payment on our Almos acquisition in July 2005. In 2005, we incurred € 3.9 million of capital expenditures that were mainly related to the build-out of our facilities and data centers and the establishment of our new headquarters in China. Additionally, we repaid € 5.0 million to related parties under our reciprocal credit agreement.
     Net cash provided by investing activities in 2004 was € 13.5 million. This amount was mainly driven by the € 35.9 million we received upon the sale of certain investments (substantially all of which related to the sale of our Xfera investment for € 25.6 million and to the sale of Telvent Factory Holding AG to another Abengoa subsidiary for € 7.9 million). This investing cash inflow was partially offset by our acquisition of ICX, WBU-Xwave and Miner & Miner, as well as the deferred payment on our acquisition of the NMS Division of Metso, for a total cash outlay of € 7.0 million. In addition, we incurred € 4.9 million of capital expenditures that were primarily related to the build–out of our facilities and data centers and we borrowed € 2.7 million from related parties under our reciprocal credit agreement.
     Net cash provided by investing activities in 2003 was € 19.9 million. This amount is related primarily to the € 49.7 million we received that was previously held in a cash collateral account related to our investment in Xfera. This investing cash inflow was partially offset by our acquisition of the NMS Division of Metso, for a net cash payment of € 20.4 million (financed through various sources described in the financing section below), and the purchase of available for sale securities, including our € 1.0 million investment in Viryanet. In addition, during 2003 we incurred € 3.5 million of capital expenditures related to the build–out of our facilities and data centers, and we repaid
€ 5.9 million to related parties under our reciprocal credit agreement.
Financing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2005	2004	2003	2004 - 2005	2003-2004
	(Euros in thousands)
Net cash provided by (used in) financing activities	€2,377	€11,883	€(25,057)	(80.0)%	147.4%
     Net cash provided by financing activities in 2005 totaled € 2.4 million. During 2005, we had net proceeds of € 9.2 million from long-term debt, which includes € 8.6 million borrowed under the Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja) credit agreement and € 0.6 million borrowed under an 8-year mortgage for the purchase of a new office in Beijing to establish our China headquarters. Additionally, we had short-term debt proceeds of € 5.2 million mainly related to finance the working capital requirements of our operations in Brazil. We repaid € 15.1 million of long-term debt mainly in connection with a repayment of long-term debt related to the credit facility with La Salle Bank, Fortis Bank, ING and Liscat loans. Additionally, we borrowed € 3.1 million from our credit arrangement with Abengoa.
     Cash provided by financing activities in 2004 totaled € 11.9 million. During 2004, we repaid € 30.2 million of debt owed to Abengoa that was mainly incurred in connection with the acquisition of Xfera and we repaid € 16.8 million of short-term and long-term debt that was mainly incurred in connection with the acquisition of the NMS Division of Metso. Additionally, during 2004, we received € 60.5 million of net proceeds from our IPO.

     Cash used in financing activities in 2003 totaled € 25.1 million. During this period, we repaid to Abengoa the entire € 49.7 million of cash collateral that had been held in escrow as security for guarantees made in relation to our investment in Xfera and we also repaid € 25.0 million of amounts owed from our initial investment in Xfera. We received € 14.0 million from Abengoa to repay a portion of short-term indebtedness that we incurred in connection with our acquisition of the NMS Division of Metso. We also received € 20.0 million from Abengoa to fund a potential equity investment in a business that we ultimately determined not to make. In 2003, we also borrowed € 16.9 million mainly to complete the financing of the purchase price of the NMS Division of Metso and to finance other working capital requirements. These amounts were subsequently repaid to Abengoa in the first quarter of 2004. During 2003, we paid dividends of € 6.2 million.
     Our cash and cash equivalents at December 31, 2005, December 31, 2004 and December 31, 2003 were € 80.0 million, € 80.5 million and € 27.7 million, respectively. We consider all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents. See Note 2 to our Consolidated Financial Statements.
     At December 31, 2005 we had € 3.2 million in restricted cash, which serves as collateral securing certain guarantee obligations that we assumed during the normal course of business. During the year ended December 31, 2005, we also received € 8.0 million due to the deposits that were restricted for use as of December 31, 2004, until the cash was received by the third party, which thereby released our obligation.
     As a corporate policy, we try to optimize working capital so that our projects are cash-flow positive over their life cycles. We achieve this result by factoring our receivables under agreements that we have with various financial institutions. We do not factor any of our North American receivables at this time, in part due to the pledge of receivables under the Telvent Canada and Telvent USA financing arrangements. With respect to those receivables we do factor, which include substantially all of our Spanish receivables, we have entered into several accounts receivable factoring arrangements under which we recorded the accelerated receipt of € 75.7 million of cash for the year ended December 31, 2005, € 65.0 million for the year ended December 31, 2004 and € 51.9 million for the year ended December 31, 2003. We sell, on a revolving and non-recourse basis, some of these trade account receivables. We account for these transactions as sales because we relinquish control of the pooled receivables. Accordingly, pooled receivables sold under these facilities are excluded from receivables on our balance sheet. We do not retain any beneficial interest in the sold pooled receivables. See Note 2 to our Consolidated Financial Statements.
Credit Arrangements and Loan Facilities
     The following discussion is a summary of the credit arrangements and the material loan facilities that we or our subsidiaries entered into during 2005, and the total level of borrowings at December 31, 2005. A complete description of any material credit arrangements is provided in Item 10.C. “ Material Contracts”.
     On April 6, 2005, our subsidiaries Telvent Interactiva S.A. and Telvent Tráfico y Transporte S.A., entered into a definitive Current Account Credit Agreement (the “Agreement”) with Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid), pursuant to which the Bank made available to us a line of credit for operating purposes with a maximum borrowing limit of € 9.8 million. Interest was payable quarterly in arrears on daily balances due under the line of credit at the annual nominal rate of 2.69% during the first quarter. The term of the Agreement was one year, but was terminated on November 10, 2005 when we replaced it with a loan from Monte de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja), as described below. On November 10, 2005 we signed a new Credit Agreement with Unicaja, the purpose of which was to replace the above-mentioned loan with Caja Madrid. The total amount available to us under this new facility is
€ 12.6 million. This Credit Agreement has been obtained in connection with El Toyo Digital City Project, and has been established on a non-recourse basis until the customer accepts delivery in the turn-key phase of the project. The term of the new credit agreement is 22 years, and the interest rate is 3.22% for the first twelve months and EURIBOR plus 1% on a monthly basis thereafter. The amount outstanding under this agreement at December 31, 2005 was € 8.9 million.
     On May 25, 2005 we obtained an 8-year mortgage loan with the Bank of Communications bearing interest at 5.58%, for Rmb 5.6 million
(€ 0.6 million) in connection with the purchase of a new office in Beijing to establish our headquarters in China.
     In November 2005, our 50% owned subsidiary, Sainsel, S.A., acting together with Saes Capital, our other partner in Sainsel, entered into a line of credit in the amount of € 2 million with Banco de Andalucía. The term of this credit line is one year, and the interest rate is payable quarterly in arrears on the daily outstanding balances at the nominal rate of 3.3% per annum for the first 3 months of the term of the facility and then EURIBOR plus 0.9% for each subsequent quarter. The credit line is guaranteed 50% by Telvent. The amount outstanding under this line of credit at December 31, 2005 was € 1.5 million.
     The net amount receivable under the credit arrangement with Abengoa as of December 31, 2005 was € 22.7 million. Under such agreement, we may borrow funds from, or lend funds to Abengoa, up to a maximum of € 45 million. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds there under.
     As of December 31, 2005, the aggregate amount outstanding under Telvent Canada’s two separate credit facilities with LaSalle Bank was
€ 2.7 million, which was reduced to nil in April 2006, with the total amount of Facility A remaining available to us.
     As of December 31, 2005, € 6.8 million was outstanding under the financings obtained by our subsidiary, Telvent Housing S.A., for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility. In addition, the amount of outstanding principal under our Fortis Bank loan was € 3.2 million and € 1.5 million was outstanding under our Caja Madrid loan obtained by our subsidiary Telvent Energía y Medio Ambiente in 2001.
     As of December 31, 2005, € 4.2 million was also outstanding in connection with the credit facilities that our subsidiary, Telvent Brasil S.A., obtained from various financial institutions.
     In the ordinary course of business, we arrange for performance guarantees in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our sub-contractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of December 31, 2005, we had € 150.5 million of these obligations outstanding.
     In addition, we maintain financial guarantees of € 1.5 million mainly in connection with the deferred payment on our Almos acquisition.
     For a description of our exposure to market risk, see “Item 11 – Quantitative and Qualitative Disclosure About Market Risk”.
Capital Resources
     We expect that our principal uses of funds for the next several years will include acquisitions, joint ventures, new product development, interest and principal payments on our indebtedness, net working capital increases and capital expenditures. We intend to finance our growth objectives through cash generated by our business activities and the proceeds we received from our IPO. Management believes available resources are sufficient to fund our business for the foreseeable future.
     On February 22, 2006, the Company paid US $6.8 million (€ 5.7 million) for the remaining 30% of Miner & Miner Consulting Engineers. The Company initially acquired 70% of the issued and outstanding shares of Miner & Miner in December 2004.
     On April 12, 2006, we made an additional payment of € 0.4 million as part of a cash adjustment payment stipulated in the Almos purchase agreement.
     On April 26, 2006, we signed a share purchase agreement to acquire 80% of Beijing Blue Shield for a total purchase price of 32 million (Rmb) (€ 3.2 million).
     In the future, we may become involved in “Build-Operate-Transfer” projects if the trend toward outsourcing certain activities by our potential customers continues to evolve. In these transactions, we would be required to fund an equity investment in projects. These equity investments would increase our need for capital.
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements for fiscal years 2003, 2004 and 2005, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
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
     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:
•	revenue recognition;

•	factoring of trade receivables and allowance for doubtful accounts;

•	consolidation of variable interest entities;

•	derivative instruments;

•	stock-based compensation; and

•	goodwill and intangible assets.
Revenue Recognition
     We provide services to our customers under contracts that contain various pricing mechanisms and other terms. These contracts generally fall into one of the following categories:
•	products and services solutions — which are typically long-term contracts (in excess of a year) and maintenance contracts in the Energy, Traffic, Transport and Environment sectors; and

•	managed services — which includes leasing arrangements, maintenance, monthly fixed-rate contracts, fixed-rate hourly contracts and research and development activities funded by government agencies and other third parties.

We recognize revenue when the following four basic criteria are met:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed or determinable; and

•	collectibility is probable.
     For products and services solutions contracts, revenue is recognized in accordance with the provisions of Statement of Position (“SOP”) No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. In general, SOP 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as our work progresses. We use the cost-to-cost method to measure our progress towards completion. This method relies on estimates of total expected costs or total expected hours to complete the construction service, which are compared to costs or hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date.
     Additionally, since the acquisition of Miner & Miner, part of our products and services solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with SOP No. 97-2, “Software Revenue Recognition” and SOP 81-1. For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-shipment obligations, including the production, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term or other factors appropriate to the individual contract of sale.
     Because these estimates may require significant judgment, depending on the complexity and length of the services, the amount of revenues and profits that have been recognized to date are subject to revisions. We regularly review our progress on these contracts and revise the estimated costs of fulfilling our obligations. If we do not accurately estimate the amount of costs or hours required or the scope of work to be performed, do not complete our projects within the planned periods of time, or do not satisfy our obligations under the contracts, then revenues and profits may be significantly and negatively affected and losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.
     For our managed services contracts, we recognize revenue earned on the leasing, maintenance and monthly fixed-rate contracts on a straight-line basis over the term of the contract. For contract arrangements under which there is a fixed-rate per hour charge, we record income based on time incurred to date.
     We include amounts received for research and development activities in unearned income and amortize such amounts into income in the period during which the services are performed and the revenue is earned.
     In contracts for both products and services solutions and managed services, we may bill the customer prior to performing the service, which would require us to record a liability as “billings in excess of costs and estimated earnings”. In other contracts, we may perform the service prior to billing the customer, which would require us to record unbilled revenue.
Factoring of trade receivables and allowance for doubtful accounts
     We have entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of cash on available trade accounts receivable. Under the factoring agreements, we sell on a revolving and non-recourse basis, certain of our trade accounts receivable (“Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because we have relinquished control of the Pooled Receivables and we do not maintain any continuing involvement with the sold assets. Accordingly, Pooled Receivables sold under these facilities are excluded from receivables in the accompanying balance sheet.
     In addition, for those trade receivables that remain on the balance sheet, we record an allowance for doubtful accounts when we consider there are probable but unconfirmed losses in the collection of such accounts receivable balances. A specific receivable is reviewed for impairment when, based on current information and events, it is deemed probable that contractual amounts will not be fully collected. Factors considered in assessing uncollectability include a customer’s extended delinquency and filing for bankruptcy. An impairment allowance is recorded based on the difference between the carrying value of the receivable and the expected amount of collection.
Consolidation of variable interest entities
     Following the issuance of FIN 46, “Consolidation of Variable Interest Entities”, as revised in December 2003 by FIN 46-R, we consolidate certain joint venture arrangements or Union Temporal de Empresas (“UTEs”) as described in Note 6 to our Consolidated Financial Statements. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, we consolidate those joint ventures where we are the partner most closely associated with the joint venture.
     Determination of whether a de facto agency relationship exists between us and the other venture partners because of transfer restrictions is based upon the facts and circumstances of each agreement and requires judgment to assess the substance of the restriction, and in particular whether or not the “restricted party” has the ability to realize or manage its economic interest in the UTE and the reasons and economic rationale behind the restrictions placed on that party. A different interpretation or assessment of the restriction may lead to a conclusion that a de facto agency relationship does not exist and may mean that certain UTEs would not need to be consolidated under FIN 46-R.
     Once we have determined that a de facto agency relationship does exists, further judgment is required to identify which party is the primary beneficiary. Under FIN 46-R, as the venture partners in a UTE are exposed to a majority of the UTE’s expected losses and expected residual returns, one of the venture partners must be deemed to be the primary beneficiary and the party in the group that is most closely associated with the UTE is considered to be that beneficiary. This is based on an analysis of all relevant facts and circumstances, including the nature of the relationships between, and activities of, the parties involved. A different interpretation of these facts and circumstances or different assessment of who is most closely associated with the UTE could result in a conclusion that a different venture partner is the primary beneficiary and in that case we would not consolidate that UTE.
     Under the current accounting treatment, the increase in total assets from these consolidated entities amounted to € 39,868 and € 32,738 as of December 31, 2005 and 2004 respectively. Total revenue recognized with respect to these consolidated joint ventures was € 42,403, including € 31,684 of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2005. During the corresponding period in 2004, revenue recognized with respect to these consolidated joint ventures was € 40,125, including € 30,820 of revenues of other venture partners in these arrangements. Corresponding costs due to other joint ventures of € 31,528 and € 30,727, are recognized in cost of revenues as of December 31, 2005 and 2004, respectively. These revenues and equivalent cost of revenues were recognized based on the billings of the other ventures to the UTE.
Derivative Instruments
     All derivative instruments are recognized in the financial statements and are measured at fair value regardless of the purpose or intent for holding them. We, as part of our foreign currency risk management program, have entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, we have entered into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements.
     Although the forward exchange contracts and interest rate caps are used solely as economic hedges, these transactions are currently recorded at fair value within the balance sheet with related gains and losses recorded in earnings, as we have not yet applied hedge accounting for these transactions, as permitted under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. We will begin to apply hedge accounting in 2006.
     We also enter into certain long-term binding contracts that are denominated in a currency that is neither the functional or local currency of either party. This feature of the contracts is analogous to an embedded derivative that is bifurcated from the underlying host contract at inception of the contract and similar to freestanding derivatives, is recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
     The valuation of derivative assets and liabilities, and the identification and valuation of embedded derivatives requires the use of considerable professional judgment. These determinations were based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
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
     We have applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25’’), and related interpretations in accounting for the formula based stock purchase plans described above. We recognize compensation expense in earnings at the balance sheet date based on a formula, with the exception of shares granted after January 1, 2003, where compensation expense has been recognized based on the excess, if any, of the fair-value of our stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. For ordinary shares sold to employees after January 1, 2003, we estimated the fair value of our stock at the date of sale on the basis of the midpoint of the expected price range for a public share offering less a 15% discount. The allocation of a discount was due to the non-marketability of the shares as a result of the absence of a public market in 2003.
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
     As the adoption of SFAS No.123R has not yet come into effect, we, as allowed by SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, have elected to continue to utilize the accounting method prescribed by APB 25. See Note 21 to our Consolidated Financial Statements.
Goodwill and Intangible Assets
     Goodwill is tested for impairment at least annually at a reporting unit level and written down when impaired. We test goodwill for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. See Notes 10-12 to our Consolidated Financial Statements.
     We recorded goodwill in relation to our acquisitions of the NMS Division of Metso, WBU-Xwave and Miner & Miner. We have selected December 31 as the date as of which we will perform our annual goodwill impairment tests. No impairments were recognized for the years ended December 31, 2005, 2004 or 2003.
     We have also recorded intangible assets with finite lives in relation to our acquisitions of the NMS Division of Metso, WBU-Xwave, Miner & Miner and Almos Systems. These comprise customer contract (backlog) and relationships, purchased software technology and in-process research and development. We based the value of these intangible assets on an independent valuation report. We are amortizing the intangible assets over their estimated useful lives which are two to ten years for customer contracts and relationships and four to ten years for purchased software technology. In-process research and development is amortized fully after acquisition. If our estimates of useful lives were to change, we could be required to accelerate the amortization charge recognized in earnings. We review the carrying value of our finite life intangibles for impairment loss whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability assessment involves considerable estimates of future cash flows in association with recorded finite life intangibles. If these estimates or related assumptions change in the future, we may be required to record impairment charges for our finite life intangible assets. Finally, we recorded an indefinite-life intangible asset in the purchase of Miner & Miner. This “brand name” intangible is not amortized but is instead tested annually for impairment. See Note 10 to our Consolidated Financial Statements.
Recent Accounting Pronouncements
     In December 2005 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (revised) (SFAS 151). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for us in the year ended December 31, 2006. We do not expect the adoption of SFAS 151 to have a material impact on our financial statements.
     In December 2004 the FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R). SFAS 123R requires that companies expense the value of employee stock options and other awards. SFAS 123R allows companies to chose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. On April 15, 2005, the SEC issued a Final Rule amending the compliance date of

SFAS 123R. Thus, SFAS 123R will be effective for us beginning January 1, 2006. FAS 123R will have an impact upon adoption as we will be required to record the fair value of the share grants. The expected impact is approximate to the pro forma amount as disclosed in Note 2 to the consolidated financial statements.
     In April 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154), requiring retrospective application as the method for reporting a change in accounting principle, unless impracticable or a pronouncement includes specific transition provisions. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 carries forward the guidance in APB Opinion No. 20, Accounting Changes, for the reporting of the correction made in fiscal years beginning after December 15, 2005. SFAS 154 is not expected to have a material effect on our consolidated financial position or results of operations.
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments”. This standard amends the guidance in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The provisions of SFAS No. 155 nullify or amend certain Derivatives Implementation Group (DIG) Issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of this Statement to have any material effect on our financial position, results of operations or cash flows.
     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - An Amendment of FASB Statement No. 140”. This standard amends the guidance in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:
•	a transfer of the servicer’s financial assets that meets the requirements for sale accounting;

•	a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”; or

•	an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.
     SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. We do not expect the adoption of this Statement to have any material effect on our financial position, results of operations or cash flows.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC
     We have made investments of € 15.0 million, € 11.1 million and € 11.3 million in research and development in 2005, 2004 and 2003, respectively. In the three year period ended December 31, 2005, we invested aggressively in technology rationalization, integration and innovation and in new research programs to support our strategic position as a Global Real-Time IT Company in multiple industry verticals. We now can say we enjoy the effectiveness of accommodating a geographically distributed R&D environment through our universe model deployed in 2004. In this model, product and competency centers work collaboratively and systematically to support technology deployment in strategically geographically positioned delivery units. Product centers provide infrastructure technologies and system architectures that underpin all of our solutions, while competency centers develop high-value-added, industry specific, advanced real-time and business process applications. The competency center applications can be deployed on a stand-alone basis or in concert with product center infrastructure products. As in past years, our product and competency centers continued to allocate a substantial investment in pure research that typically utilizes a public funding component.

Energy Sector
     The global market trends for secure mission critical data acquisition and control infrastructure IT confirms our continued R&D investment in OASyS DNA as the underpinning for our electric and gas utility as well as gas and liquids pipeline operations and asset management solutions. In 2005, a strategic alliance with OSISoft, Inc. of San Leandro, CA for embedded historical data management, analysis and reporting provided a highly differentiated solution in the decision support / enterprise data aggregation area for OASYS, Our investment in 2005 in OASyS DNA “Smart Client” program will provide next generation, fit-for-purpose graphical user interface for the infrastructure. This product enhancement, scheduled for 2006 release, will provide the pivot point for the integration of our technology acquisitions from Miner & Miner, Almos and others. As well, continued investment in the integration of the DMS application suite for the electric industry has proven successful, with a new order in Venezuela and preferential solution evaluations in North America. Good progress with the ESRI partner alliance and in the integration of ArcFM Enterprise GIS from Miner & Miner is creating significant market attention and technological differentiation of our integrated solutions for the utility sector. Finally, we have partnered with two key energy clients on the research and subsequent development of a high ROI Power Optimization application built on our existing hydraulic model SimSuite currently used for leak detection and location on oil and gas pipelines. If this development is successfully completed in 2006, we will be able to offer this high value add application to our liquids pipeline suite of applications for the market.
Traffic Sector
     Our new range of electronic toll collection products – Tags and Antennas – did not contribute to 2005 revenues as the official standardization process delayed the commercial products launch until the end of the fourth quarter 2005. The product has successfully passed the official certification and standardization tests including:
•	The European interoperability PISTA Project

•	The German laboratory TÜV

•	Financial Institutions including Euro 6000 and Sermepa
     We will continue with the development of new traffic applications based on artificial vision. We believe this technology in this urban traffic application has a promising future in our technology development for this sector.
Transport Sector
     R&D investments made during 2005 in products such as WebPark and Event Access Systems have allowed us to recover our position with key customers such as the Spanish municipalities and some private operators.
     We believe that our investment in automatic fare collection (ticketing) R&D in 2005 has contributed to new contracts for the supply and maintenance of customers ticketing systems. In the next years, we expect to expand our activities to all Spanish clients and increase our market share in China and the U.S.
     In our railway activity, the SCADA developed on the OASyS platform for railway infrastructures control has allowed us to enter the international market, and to consolidate our portfolio of Transport products which will prove to reduce overall costs of product maintenance and deployment.
Environment Sector
     R&D investment increased significantly in 2005, mainly in the development of new value-adding weather forecasting applications required in the Senamhi (Bolivia) project and the advanced road weather information systems (RWIS) that are expected to generate revenues in 2006.
     We plan to continue business oriented R&D investment in 2006. The focus will be:
•	Road Weather Information Systems.

•	Suite of added-value applications for Water Management.

•	Improvements of our MetWorx® suite for Aviation Weather, including optical instrumentation and certification of our solutions in our target markets.

Other Sector
Healthcare
     In 2005, R&D investment focused on the development of a clinical station. This is an upgrade of a product resulting from our ICX acquisition that is focused on a state of art technology with new functionalities.
     Another area of investment focus has been electronic transfer of clinical records among health information systems using message oriented middleware.
     During 2006 the development of a patient administration system will be the core of our R&D.
Public Administration
     R&D investment in 2005 focused on the development of a set of applications to support the Public Administration agencies. These include:
•	TiFlows: Workflow engine based on Wfmc standard

•	TiDocs: Document management system

•	TiProceeding
R&D focus in 2006 will be:
•	Improvement of the mentioned applications.

•	New application consisting in geographic information web portal for administrations.
D. TREND INFORMATION
Energy
     In Europe, we anticipate a similar trend in Spain as in 2005, with new investments in the transmission and distribution electric networks. We will try to take advantage of our high market share and our excellent position in this market.
     In Sweden, we foresee an increase in our revenues in the last months of 2006 due to the contribution of the AMRELVA3 project signed with Vattenfall in December 2005.
     In North America, in our Oil & Gas activity, the eighteen months of elevating oil and gas prices, which had companies focused on exploration and production (E&P), has now brought companies to focus on pipelines infrastructure to get high priced production to refineries and markets. The North American oil and gas pipeline market seem to be rebounding after a couple of years of diverted investments into E&P. In North America, in our Electricity activity, after a few years of understanding the performance measurement criteria and focus of the electric utility industry, all indications are that utilities are beginning to understand the benefit of investment in distribution optimisation and automation to meet increasing pressures to meet frequency and duration of outage minimum goals and the follow on increase in customer satisfaction. These investments seem to present opportunities for our integrated solutions of traditional SCADA with GIS and distribution automation applications and remote terminal units. The market opportunities seem more abundant in 2006 and 2007.
     In Latin America, some positive signs have been detected during 2005. It seems that Oil & Gas companies in this region are accelerating their investment in oil and gas transport and distribution infrastructures. Large technology upgrades like Petrobras, PDVSA, TGN, etc. are being planned and implemented to replace costly-to-maintain 10 year-old technology. The pipeline in the Energy sector has increased significantly with new projects opportunities in Brazil, Bolivia, Argentina, Chile and Ecuador. These projects will probably be launched in the last months of 2006 or in 2007. In Mexico, we anticipate that Pemex will continue its process of automating its storage and distribution terminals (Simcots) and the automation of new and existing gas pipelines. This should enable us to continue with the growth in our oil and gas activity of our Energy sector in this country.
     In the Asia-Pacific region, Australia is a country with opportunities for our products and solutions. Australia is a net exporter of gas. It exports 35% of its production in the form of LNG. New pipeline construction activity is planned as infrastructure is developed to market more of its natural gas reserves. Other projects have been identified in the near term focused on avoiding black-outs and creating better management of resources, since Australia’s cities are growing at a high rate.
     In China, official statistics show that by the year 2020, China will need an electricity installed capacity of 1 billion kilowatts, a 100% increase from the current 500 million kilowatts. In order to help alleviate the situation, State Grid Corp of China (SGCC), China’s largest power grid builder, and the operator of more than half the power-starved economy’s electricity distribution, has planned out an investment of 107 billion yuan (US $12.9 billion) to construct and repair its grids. China Southern Power Grid Corp (CSG), the second-largest electricity distributor, will spend 30.5 billion yuan (US $3.7 billion) improving its power transmission capacity in the five provinces it serves — Guangdong, Guangxi, Guizhou, Yunnan and Hainan. Based on these planned expenditures, we foresee an expansion of our client base in China in the next several years.
     In the Oil & Gas activity in China, we anticipate that the dynamic 2005 SCADA performance will continue as our customers leverage their ambitious pipeline infrastructure growth on the cost effective and flexible extendibility of their expanding Telvent SCADA based control systems. The expected growth in this activity in China will also come due to the increased demand in the oil and gas market for pipeline business applications, enterprise data servers and GIS applications. This growth will be based on the installation of our first LNG — Gas pipeline business management suite in China at Guandong LNG, a strategic partnership with OSISoft and the ArcFM application for the China industry leading ESRI ESI platform.
Traffic
     In Europe, our traffic activity in Spain is well consolidated with a market share close to 30% – much of which corresponds to long term maintenance service contracts that should provide future recurring income. Our expected growth is based on new governmental investments aimed at increasing traffic safety: new interurban radar networks, new violations enforcement, technology improvement and updating of urban control centers for provincial capitals, shadow toll projects for new highways and in Spain, ITS Administration investments for control and management of the Spanish highway network.
     In North America, during 2006, organic development of the traffic sector should continue while we aim to achieve our presence in the ITS market. At the same time, we will continue to thoroughly analyze the technological barriers which are likely to be solved by in-house R&D, joint ventures or selective acquisitions.
     In Latin America, the Brazilian government’s delay in awarding concession contracts for its “Autopistas de Peaje Federales”, which were expected in late 2005, as well as the Administration’s general lack of resources for investment in the public sector, are expected to yield unrepresentative growth prospects for the full fiscal year 2006. However, our business in Brazil will also be supported by existing maintenance contracts, which provide recurring income. We expect the toll sector will remain unchanged compared with 2005.
     In Mexico, we are looking to maintenance contracts, upgrades of existing UTC systems in the major cities (Guadalajara and León) and new applications “up the hour glass”, like our ITACA application, to increase our business activity in this strategic country. Finally, we expect a reactivation of the toll sector in Mexico with tender processes for new toll road concession contracts that should generate opportunities in 2006.
     In Asia-Pacific, the perspectives for new contracts in China is extremely positive especially in the area of UTC (Urban Traffic Control), with a significant number of biddings to be submitted within 2006 and a very good position to achieve good results due to extremely advanced and reliable products and an increasing number of valid references in the local market. This will give us a large business activity also for 2007 and following years. During 2006, the project execution in the UTC area will be sustained by projects already in execution, like Xinxiang and Urumqi, as well as contracts already signed that will come into force during 2006, like ErDos. For the interurban projects, Beijing Supercenter remains the base of project execution. However, there is strong local competition on big infrastructure projects because the needed technology is becoming available to more and more local companies. Nonetheless, the percentage of projects financed by multi-lateral credits remains high, especially in the urban traffic control area. For interurban systems, the Chinese Government investment is still strong.
Transport
     In our European region, we have a high volume of ticketing projects in Spain already tendered or awaiting tender, for which we plan to compete in the short term. Among the most important projects are the expansion of all the metro lines and RENFE’s tendering of station accesses in the region of Asturias and the cities of Bilbao and Barcelona, together with the automatic ticketing vending machines (ATVM) for the entire network.
     After the successful performance of our first contact-less integrated fare collection trial projects for Metro Bilbao (“BARIK”) and fare integration at multimode stations in Metro Madrid and RENFE Cercanías, we are well positioned to become the leader in fare integration for the Spanish market. During the following years, these customers are expected to invest in projects to deploy this technology in their broader network. If we are able to achieve this, together with our positive view on growth in public surface transportation, buses and trams, and our development of proprietary technology, will allow us to access larger fare integration projects (metro, rail and bus) in Madrid and Bilbao. This should also lead us to successfully export this technology to the rest of the geographical regions in which we operate.
     In North America, in the fourth quarter of 2005, we began the analysis of the possibilities of commercializing our ticketing and SCADA control systems for the US railway market. During 2006, we will look to identify commercial opportunities and define a mid-term strategic plan to enter this market.
     In the Asia-Pacific, the ticketing market in China is dynamic. With project execution based on Tianjin Metro Line 1 Project during 2006, expectations are promising. Tianjin Metro Line 1 will be put into operation in the second Quarter of 2006, becoming a very valuable reference in China for future bids as it includes the latest technology worldwide. Many other cities in China are investing on city transport. Special attention to Beijing with the 2008 Olympic Games currently is pushing the investment and several lines are now under construction.
Environment
     The integration of Almos has been proceeding smoothly and effectively during the last months of 2005. Synergies and efficiencies are being generated, so we expect to obtain more and larger business opportunities in Aviation Weather and Meteorological systems. Sales efforts will be focused in those markets with potential growth, such as the U.S. and Canada, China, India and some European countries (UK, Germany).
     In Europe, the business with the Spanish Administration is expected to continue growing, mainly as a result of the last Meteorological Systems and Automatic Hydrological Information System (Saih) for the Duero and Guadalquivir River contracts, that should result in significant revenues in 2006 and following years. Weather Radar is also an emerging business in Spain and a segment in which we have a solid position. Therefore, we expect large opportunities and significant revenues in this segment in 2006.
     In our North America region, after our first RWIS contract in Alberta, Canada, we have established a position in this sector. New RWIS opportunities, both in Canada and U.S. with an outsourcing/concessions scheme are expected in 2006, so we expect to grow in this strategic sector.
     In Latin America, some expectations we had for 2005 did not materialize since certain awaited events were delayed. We expect that significant opportunities for environmental early warning systems and hydro meteorological projects will materialize in 2006 in this region.
     In the Asia-Pacific, we foresee an opportunity in the meteorological applications for Chinese airports. This is being boosted by the enormous investment plans in airport infrastructures throughout the country. We also expect good business opportunities from the water sector where China will maintain an annual growth of 15% until 2010. Our efforts will be in positioning our products and solutions in a region where we don’t yet have any historic references.
     The Middle-East and Africa region is expected to continue being a growth geography for the Environment sector in 2006. Our current strong presence in our Meteorology and Water activities will be leveraged to get upcoming opportunities and increase our market position in this region.
Other
     In Europe, our healthcare activity in Spain has grown from a strong presence in Andalucía, which is a leader in the electronic health records for the Spanish citizens. In Andalucía, we are executing and leading projects in RIS-PACS with presence in more than 30 hospitals and 150 assistance centers. Our achievements in RIS PACS projects in Castilla, and our strategic position in Catalonia by means of the Electronic Prescription System, will lead us to continued growth in this business in 2006.

     We are investing in interoperability among the different Regional Health Services and National Health Services from abroad in search for the personal global digital record for all the visitors. Our Ti-Cares Suite includes the clinical workstation, departmental for pharmacy, RIS PACS, intensive care units, patient administration, integration platforms compliant with IHE (Integrating the Health Enterprise) and HL7(Health Level Seven) standards.
     With regards to our Public Administration business in Spain, we are making progress in the Central Administration using our Suite TiWorks as a platform for e-Government in the contract with the Ministry for Public Administrations. This is going to supply the components of electronic signature as a horizontal platform for all the Official Bodies in Spain which are keen to using the payment Gateway (taxes), ID Cards, elections, etc. We are using our TiWorks application also for Local Administrations in Digital Cities by leveraging our two contracts in Almería and Granada that we think will be precedents in other cities in the same region. In addition, we have entered into the homeland security market with our first contract with the National Police for Border Control (artificial vision and image recognition techniques for authentication and biometrics control).
     In North America, we are developing a contact base and are looking for strategic ventures in Canada, where we envisage strong similarities to the Spanish public health programs. The Canadian Administrations has commonalities with the Spanish Administration, so our presence in Canada will help us develop this business in this area in the future.
     In Latin America, we are working on our first contracts in Dominican Republic, presenting bids and tenders for more than US $3 millions. We have started our operations in Latin America with a contract in Dominican Republic for the Indotel (Dominican Telecomm Institute) for the implementation of several citizen portals for more than 15 city halls.
E. OFF-BALANCE SHEET ARRANGEMENTS
Guarantees
Performance Guarantees
     In the normal course of business we provide performance guarantees in the form of performance bonds to customers that obligate we to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. We request similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as us will usually successfully complete the contract or renegotiate contract terms.
Financial Guarantees
     We have provided € 1.5 million of financial guarantees in connection with the deferred payment to acquire Almos Systems.
     As of December 31, 2005, we maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
	(Euros in thousands)
Performance guarantees	€150,525	€2,174	€—
Financial guarantees	1,500	—	1,500

	€152,025	€2,174	€1,500

     The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset we our payments under guarantees.

Product Warranties
     We provide warranties in connection with all of our sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, we have not incurred any material unexpected costs associated with servicing our warranties.
Commitments
     On December 10, 2004, we acquired 70% of the issued and outstanding shares of Miner & Miner. On February 22, 2006, we exercised our option to acquire the remaining 30% of the shares of Miner & Miner for a purchase price of US $6.8 million (€ 5.7 million).
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     As of December 31, 2005, we had the contractual obligations set forth in the following table:

	Payments Due by Period
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
	(Euros in thousands)
Contractual Obligations
Long-term debt	€23,825	€8,515	€5,740	€2,903	€6,667
Short-term debt	23,958	23,958	—	—	—
Deferred and contingent payment on acquisitions	9,710	9,710	—	—	—
Capital lease obligations	5,983	1,948	4,027	8	—
Operating lease obligations	102,398	10,759	20,867	15,440	55,332
Other long-term liabilities	9,161	1,654	6,885	323	299
Purchase obligations	73,817	73,817	—	—	—

Total contractual obligations	€248,852	€130,361	€37,519	€18,674	€62,298

     We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements where we commit to future purchases of services from unaffiliated and related parties, and request deposits from our customers.
     Long-term and short-term debt include the total amount outstanding under long-term and short-term financing arrangements and is more fully discussed in Notes 14 and 15 to our Consolidated Financial Statements.
     Deferred and contingent payment on acquisitions includes the € 1.5 million deferred payment and € 1.8 million maximum contingent consideration payment on the Almos acquisition, as well as the CAD $1 million (€ 0.7 million) earn-out payment on the Xwave acquisition. In addition, this line item includes the € 5.7 million payment for the remaining 30% of Miner & Miner, which has been paid on February 23, 2006.
     Capital lease obligations include the amounts owed to third parties in connection with facilities, equipment and machinery acquired under capital lease arrangements. Operating lease obligations include the amounts owed on leases for corporate buildings. Operating and capital lease obligations are more fully discussed in Note 18 to our Consolidated Financial Statements.
     Other long-term liabilities include the total amount outstanding under government loans, customer deposits and other payments due to suppliers, and are more fully discussed in Note16 to our Consolidated Financial Statements.
     Purchase obligations include any agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
     On May 1, 2006, our directors and senior management were:

			Expiration of
Name	Age	Position	Director Term
Manuel Sánchez	42	Director, Chairman and Chief Executive Officer	2010
HRH Carlos de Borbón	68	Director	2010
Miguel Cuenca	57	Director	2010
Eduard Punset	69	Director	2010
Javier Salas	58	Director	2010
José B. Terceiro	62	Director	2010
Cándido Velázquez-Gaztelu	70	Director	2010
Bernardo Villazán	47	Director	2010
Emilio Cassinello	69	Director	2010
José Ignacio del Barrio	44	Executive Vice President of Business Development and Head of Investor Relations
Ana María Plaza	38	Chief Financial Officer
Bárbara Zubiría	30	Chief Audit Officer
Jeff Meyers	50	President of Miner & Miner
Francisco Caceres	44	Chief Technology Officer
David Jardine	63	President and Chairman — North America
Larry Stack	53	Executive Vice President — North America
Dai Yue	42	Executive Vice President — China
Luis Rancé	63	Executive Vice President — Mexico
Marcio Leonardo	54	Executive Vice President — Brazil
José Montoya	59	Executive Vice President — Traffic & Transport
Ignacio González	38	Executive Vice President — Electricity & Environment
Adolfo Borrero	45	Executive Vice President — Public Administration and Healthcare
     Manuel Sánchez — Director since January 2002, Chairman and Chief Executive Officer. Mr. Sánchez joined Telvent in 1989 as a software engineer. In 1995, he became Telvent México’s General Manager. In 2000, he was promoted to the position of General Manager of Telvent Energía y Medio Ambiente, a subsidiary of Telvent. In 2001, Mr. Sánchez was named our Chief Executive Officer. Mr. Sánchez is also Chairman of GIRH, Abengoa’s human resources outsourcing subsidiary, since 2002. Mr. Sánchez was appointed as our Chairman in March 2004. He is also one of two joint directors of each of Telvent Investments, which is the Abengoa entity to which we transferred our ownership interest in our minority investments during 2004, and Telvent Corporation, which is our majority shareholder. He holds a degree in Industrial Engineering from ICAI Madrid and a degree in business administration (IPADE, Mexico). He also serves as a director of ViryaNet and Wisdom Lux.
     His Royal Highness Carlos de Borbón — Dos Sicilias y Borbón Parma — Director since January 2003. His Royal Highness has served as a board member of several companies, including CEPSA (a Spanish fuel company), Iberpistas (the Spanish tollway operator), URBIS, Petresa and Thyssen Group. He also sponsors and presides over various foundations, including Banesto, San Benito de Alcántara (the Spanish Nature Conservation Foundation) and the Foundation for the Protection of the Environment. At present, he is the

President of the Patronage of the Navy Museum and President of the Spanish Nobleman Association. HRH Carlos de Borbón earned a law degree from Complutense University (Madrid, Spain).
     Miguel Cuenca — Director since November 2000 and a Member of the Nominating and Compensation Committee. Mr. Cuenca was Secretary of the National Industry Institute (INI) from 1985 until 1992 and Vice-President from 1992-1996. INI is the Spanish state-owned holding company that holds all of the shares in governmental entities and state-owned companies in Spain. He also has been a Member of the Economic and Social Council of the European Union (1990-1992) and Vice-President of Iberia Airlines of Spain (1993-1995). Currently, he is President of the Innovation and Technology Wood Managing Commission Foundation, the Economic and Social Council of Cordoba (since 2004), and is a contributor to several newspapers and TV programs. Mr. Cuenca has a law degree from Complutense University (Madrid, Spain) and an MBA from IESE Business School of the University of Navarra (IESE) in Barcelona, Spain.
     Eduard Punset — Director since November 2000; Member of the Audit Committee. Mr. Punset has written several books and co-authored others about the impact of technology on business growth. At present, he is a professor for several institutions and manages REDES, a television program about the public understanding of science. He is Chairman of Smart Planet (a multimedia science production company) and Board Member of Sol Meliá S.A. From 1969 to 1974 he was a senior member of The International Monetary Fund in Washington and his representative in the Caribbean. He was also the Deputy Director of Economic and Financial Studies for the Banco Hispano Americano and from 1980 to 1981 he was Spain’s Minister for Relations with the European Union. Mr. Punset has an Economics degree from the University of Madrid and received degrees in Monetary Economy at l’Ecole de Hautes Etudes of the Sorbonne and a Master in Science and Economy from the University of London. He is currently Professor of Science, Technology and Society at the Chemical Institute of Ramón Llull University (Barcelona).
     Javier Salas — Director since November 2000 and Chairman of the Audit Committee. Mr. Salas was General Manager of Corporate Management at the National Industry Institute (INI) from 1988 until 1990 and was later promoted to President. He was Chairman of Iberia Airlines of Spain from 1993-1995. At present, he is Chairman of the Board of UNISECO, S.A. and a board member of several companies including Red Eléctrica de España, S.A. (electricity transmission and operation), GED Iberian Private Equity SGERC (private equity), and GED Capital Development, S.A. (venture capital). He is also a member of the Advisory Committee of the Banco Privado Portugues (banking and financial services) and Axioma, Inc (software solutions). He serves as the President of “Fundación Entorno” (Environment) and is a director partner of Saga Servicios Financieros, S.A. (financial services). Mr. Salas has been President of ASPEL (Cleanliness Company Professional Association) since 2001. Mr. Salas has an Economics degree from University of Málaga, Spain.
     José B. Terceiro — Director since November 2000 and Member of the Audit Committee until October 2005. Mr. Terceiro is a Professor of Applied Economics the University Complutense of Madrid. Mr. Terceiro is Chairman of the Board of Advisers of Abengoa, S.A. and Bioetonal Galicia, S.A. and is a Board Member of the Prisa Group, Abengoa, Unión Fenosa and Iberia Airlines of Spain. He previously held several Spanish government offices, including Undersecretary of the Cabinet Office, General Director for Libraries and Books, the National Education Advisor and Vice-President of the Center for Constitutional Studies. He was a member of the Economic and Social Council of Spain. In addition, Mr. Terceiro has also been a Professor at several other universities in Spain and abroad, including the Universidad de La Havana and he developed the program of the North-American Universities for the University of Madrid. From 1983 until 1999, Mr. Terceiro was the advisor of the Academic Board of the Royal College Complutense at Harvard. Mr. Terceiro holds a PHD in Economy from the University Complutense of Madrid.
     Cándido Velázquez-Gaztelu — Director since November 2000 and Chairman of the Nominating and Compensation Committee. Mr. Velázquez-Gaztelu was Chairman of Tabacalera S.A. from 1973 to 1988 and was Chairman of Telefónica, S.A. (the main Spanish telephone company) from 1989 to 1996. Currently, he is an advisory board member of Abengoa and Accenture (management and technology consulting) and is a board member of Adolfo Domínguez (clothing design and manufacturing),Wisdom Lux (an entertainment company), Zenith Media (media planning and buying agency) and Worldbest Cigars. He is also president of the Spanish Autism Confederation. Mr. Velázquez-Gaztelu graduated from Granada University in Law and Social Studies and holds an MBA from IESE (Barcelona, Spain).
     Bernardo Villazán — Director since May 2005 and a Member of the Nominating and Compensation Committee. Mr. Villazán is Director and Chairman of Lucent Technology Spain and Portugal. He has worked for more than 20 years in the Information Technology and Telecommunications sectors, as much in Spain as in the United States, for companies such as Sainco, Data General and Sun Microsystems. Mr. Villazán is a member of the Advisory Administrators Institute and is also a member of the Board of Directors and Treasurer of

AETIC (Association of Electronics, Information Technologies and Telecommunications companies of Spain). Mr. Villazán holds a Senior Management Program (PADE) degree from the IESE Business School.
     Emilio Cassinello — Director since May 2005 and a Member of the Audit Committee. Emilio Cassinello is General Director of the International Center of Toledo for the Peace (La Paz). In the Ministry of Foreign Affairs, he has served as General Assistant Director of Africa, General Director of Organizations and International Conference, General Director of Latin America and Director of the Analysis and Forecasting Office of Foreign Policy. He has been in charge of economic and commercial affairs in the Embassies of Addis Ababa and Dar es Salaam, Cultural Councillor in Mexico and Spain’s Ambassador in Angola (1978-79) and Mexico (1982-85). He was also General Consul in New York (1998-2003). He was President and Chairman of the State Corporation for the Universal Exposition of Seville 1992 (1986-1991), and Commissioner General (1991-1993). Emilio Cassinello was the first United General Secretary of Spain/United States Council and Vice-President of the Euroamerica Foundation. He is also a member of the Scientific Council of Real Elcano Institute of International and Strategic Studies, Honorary Fellow of the Foreign Policy Association of New York, and a member of the Advisory Council of the Dukes of Soria Foundation.
     José Ignacio del Barrio — Executive Vice President of Business Development and Head of Investor Relations. Mr. del Barrio is responsible for business development and investor relations at Telvent and has worked for Abengoa and Telvent since July 1988. Mr. del Barrio started his career in Telvent as a Project Manager for large-scale strategic projects in Africa and Latin America in the Communications Division and was later promoted to Director of the International Department. In 1993, he was named Telvent Mexico’s General Manager. After three years in Mexico, he took the position of Sales and Marketing Director of Telvent Energía y Medio Ambiente S.A. and in 1998 he was named Managing Director of the Communications Division. In 2001, he was named Telvent’s General Manager, where he founded and held executive positions in Telvent Housing, Telvent Datahouse and Telvent Interactiva. Currently, Mr. del Barrio is the CEO of Telvent Housing and Telvent Outsourcing. Mr. del Barrio is also one of two joint directors of each of Telvent Investments, which is the Abengoa entity to which we transferred our ownership interest in our minority investments during 2004, and Telvent Corporation, which is our majority shareholder. Mr. del Barrio graduated with a degree in Telecommunications Engineering from UPM (Madrid, Spain), and holds a degree from the Business Administration Program from IESE (Barcelona, Spain).
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
     Francisco Cáceres — Chief Technology Officer. Mr. Cáceres joined Telvent in 1987 as a Software Engineer participating in electrical control systems projects. From 1993 to 2003, he held various R&D management positions related to embedded systems and SCADA systems. In 2003, he was promoted to the position of Director of the Product Center located in Seville, until January 2006 when he was designated Chief Technology Officer of Telvent. Mr. Cáceres holds a degree in Software Engineering from Seville University, a six sigma Champion and a degree in business administration (AD-1) from San Telmo’s Institute (Seville).
     Bárbara Zubiría — Chief Audit Officer. Before joining Telvent in 2005, Ms. Zubiría Furest worked as a manager in the Global Offering Services (GOS) group of Deloitte & Touche in Madrid, Spain, focusing on U.S. and international reporting and SEC compliance. She also worked as a financial auditor for 3 years, both for Arthur Andersen in Miami, Florida and then in Madrid, and for KPMG in Miami. Ms. Zubiría earned a Bachelor of Business Administration, cum laude, with a specialty in accounting, and a Master of Science (Accounting and Auditing) from Florida International University of Miami, Florida. She is licensed as a Certified Public Accountant (CPA) by the State of Florida.
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
     Larry Stack — Executive Vice President — North America. Beginning in 1986 at Valmet (later known as Metso Automation), a leading international automation company, Mr. Stack held various project, research and development management and executive positions for 15 years. Mr. Stack held the position of Chief Technology

Officer of Telvent from January 2003 to January 2006, when he was promoted to his current position. Mr. Stack received a degree in Electronics Engineering Technology (with Honors) from the Southern Alberta Institute of Technology.
     Jeff Meyers —President — Miner & Miner, a Telvent Company. Mr. Meyers joined us in 2004 with the acquisition of Miner & Miner, a software development company focused in the Geographical Information System (GIS) industry. He is a second-generation electrical engineer and in his 25-year utility career, Mr. Meyer has designed electric substations and transmission lines, and developed system planning and protection studies. Since 1987, he has worked on more than 50 GIS development projects for a variety of gas, electric and other utilities, based on the developing and envolving technology of ESRI and Miner & Miner. Mr. Meyers graduated with a degree in Chemical Engineering from South Dakota School of Mines and holds a Master of Science in Electrical Engineering from the University of Colorado.
     Dai Yue — Executive Vice President — China. Mr. Dai joined Telvent in July 2002. Previously, he spent thirteen years as Chief Representative in China and Director of Projects for MQM, S.A. and two years with IBG Group as General Manager, where he specialized in industrial projects in China, including petrochemical, machine tools, defense, energy, water and waste treatment. Mr. Dai holds Masters degrees in communications and in Spanish culture from Beijing Foreign Study University of China.
     Luis Rancé — Executive Vice President — Mexico. Mr. Rancé joined Telvent in 1990 at the time of incorporation of our Mexican subsidiary. Prior to joining us, he spent five years running his own energy management systems business. Before that, he spent 24 years with the main power utilities in México: Luz y Fuerza del Centro (LYF) and Comisión Federal de Electricidad (CFE), both government utilities, where he held various executive operations positions. Mr. Rancé has a B.S. degree in electrical and mechanical engineering from Universidad Autónoma de México (UNAM) and a Master’s degree in Power Systems from Pennsylvania State University.
     Marcio Leonardo — Executive Vice President — Brazil. Mr. Leonardo has held his current position since 2001. Prior to joining us, he spent 17 years managing his own engineering company, which was a supplier to the industrial automation market in Brazil. Mr. Leonardo was also previously a Professor in the Electrical Department of the Catholic University of Minas Gerais and has held different board positions at the Brazilian Electrical and Electronic Industry Association. He holds a B.S. degree in electrical and electronic engineering from the Federal University of Minas Gerais and a specialization degree in industrial electronics from the Catholic University of Minas Gerais.
     José Montoya — Executive Vice President — Traffic and Transport. Mr. Montoya has held his current position since 1989. Currently, he is a member of the board of directors of several of our subsidiaries. He is also the Vice-Chairman of the Spanish Traffic Organization (PEMTRA); Vice-President of the Spanish Road Association and a member of the Road Safety National Council, to which he was appointed by the Department of the Interior of Spain. Mr. Montoya graduated in engineering from the Universidad Politécnica de Linares and also holds an MBA from IESE (Madrid, Spain).
     Ignacio González — Executive Vice President — Electricity & Environment. Mr. González joined us in 1990 as a Project Engineer participating in key control systems projects. From 1995 to 1998, he worked as an engineer and Project Manager for the Electrical Sector. In 1998, he was promoted to the position of International Proposals Department Manager, which he held until 1999, when he was named Telvent Mexico’s General Manager. In 2002, he was named General Manager of Telvent Energía y Medio-Ambiente. Mr. González holds an honors degree in Industrial Engineering, with a specialization in electricity, from Seville University and an MBA from San Telmo’s Institute (Seville).
     Adolfo Borrero — Executive Vice President — Public Administration and Healthcare. Since May 2005, Adolfo Borrero Villalón has been CEO of Telvent Interactiva, whose main activity is the development of the e-Health and Government business of Telvent. Mr. Borrero has been involved as General Manager for Telvent Interactiva from August 2000, when the company was incorporated as an spin-off of Telvent Energy & Environment. Previously, Mr. Borrero held the position of Division Manager of e-Business development during 2000; Division Manager of Information Systems in 1999; Division Manager of Electrical Distribution in 1998. Previously, Mr. Borrero worked in Sainsel. Mr. Borrero has a degree in electrical engineering from Escuela Superior de Ingenieros Industriales de Sevilla (1986) and an MBA from Instituto Internacional San Telmo (1995). He is also President of Asociación Española de Tecnologías de la Información y de Conocimiento (AETIC), Andalusian branch, and VP of Centro Andaluz de Inovación de la Tecnología de la Información y las Comunicaciones (CITIC), two IT leading organizations in Spain.

B. COMPENSATION
Senior Management and Director Compensation
     For the year ended December 31, 2005, we paid aggregate directors’ fees plus meeting allowances and consulting fees of approximately
€ 238,484 to our directors and we paid aggregate compensation (including salary and bonus) of € 2,255,193 to the fourteen members of our senior management listed above. These figures include accruals for contingent or deferred compensation.
Certain Transactions and Relations
     During 2005, Mr. Terceiro received € 60,308 in board and consulting fees from Abengoa, and Mr. Velázquez-Gaztelu received fees in the amount of € 56,621 for services rendered to Abengoa as a consultant and member of its Board of Advisors.
     During 2005, H.R.H. Mr. Carlos de Borbón received € 40,484 in consulting fees from Telvent Corporation, S.L.
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
Abengoa Stock Plan
     On February 8, 2006, Abengoa implemented a Share Acquisition Plan, which was approved by the Board of Directors of Abengoa on January 23, 2006. The plan is for members of the senior management of Abengoa and its subsidiaries, including us and our subsidiaries, (collectively, the “Abengoa Group”), under which the participants in the plan will be entitled to purchase shares of Abengoa. Our Nomination and Compensation Committee and Board of Directors approved participation in the plan by members of our senior management on January 19, 2006.
     The material terms of the plan are as follows: Members of the senior management of the Abengoa Group from all its subsidiaries and business areas, current or future, including 11 of Telvent’s senior management are eligible to participate in the plan. These 11 members have purchased 399,000 shares of Abengoa, which represents less than 1% of the equity of Abengoa all together.

     Each participant involved in the plan has utilized the proceeds of an individual bank loan secured or guaranteed by Abengoa and excluding the personal responsibility of the participants pursuant to article 81.2 of the Companies Act (Spain) to acquire shares of Abengoa that are already issued, at the then current market price, during the first and second quarter of 2006, in accordance with the Stock Exchange Act (Spain). The bank credit has been obtained for a total amount of € 10.9 million (including expenses, commissions and interests) and is to be paid over a period of five years and six months. Each participant has pledged the Abengoa shares acquired under the plan to the bank, without recourse to the participant. The shares have been purchased by the bank for the participants, and the acquisition cost for all participants have been the average acquisition price plus associated costs for all of the shares purchased under the plan for all participants.
     The duration of the plan is five complete financial years (2006 — 2010) plus six months (until June 30, 2011). The plan is based on the annual accomplishment by the participant of annual management objectives set for the participant by the management of the company with which the participant is employed. If the annual objectives are not met by the participant, the bank may sell a percentage of the shares as follows: 2006 (30%), 2007 (30%), 2008 (15%), 2009 (15%) and 2010 (10%). A participant may not transfer, sell, borrow against or otherwise dispose of the shares before July 1, 2011. At the end of the five years and six months term of the plan, if the amount realized on a sale of the shares does not entirely cover the amount of the loan and costs and taxes on capital gains, Abengoa will compensate the participant with the necessary amount to meet the total amount required. In addition, the plan permits Abengoa to repurchase the shares from a participant on the occurrence of certain events, such as death, disability, or retirement of the participant or termination of the employment of the participant.
C. BOARD PRACTICES
Responsibilities and Terms
     Under Spanish law, the board of directors of a Spanish corporation is responsible for management, administration and representation in all matters concerning our business, subject to the provisions of the bylaws and resolutions adopted at general shareholders’ meetings by a majority vote of the shareholders. Although we are not required to have a majority of our board consist of independent members under applicable Nasdaq listing standards because we are a “controlled company” pursuant to those standards, we will endeavor to appoint a majority of the members of the board of directors from outside of our company. Five of our nine current directors (Messrs. Cuenca, Punset , Salas, Villazán and Cassinello) are independent under applicable Nasdaq listing standards.
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

Audit Committee
     Our Audit Committee, which we established in January 2003, reports to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relative to the adequacy of our internal accounting controls. At this time, our Audit Committee is responsible for the oversight of our relationship with Abengoa, including the approval of the terms and conditions of transactions between Abengoa and us. The members of the Audit Committee are Messrs. Salas, Punset and Cassinello, all of whom are independent in accordance with Nasdaq’s listing standards and the independence requirements of the SEC. The chairman and financial expert on the Audit Committee is Mr. Salas. Under Spanish law, shareholders have the authority to approve the engagement of the auditors for an initial period of at least three years up to a maximum of nine years. Our external auditors are appointed by our shareholders at each annual shareholders’ meeting.
     Our Board of Directors has adopted an Audit Committee Charter for the Audit Committee. A copy of such charter, as amended, is available on our website at www.telvent.com. In March 2005, our Board of Directors approved a set of amendments to our Audit Committee Charter to clarify and expand it.
Nominating and Compensation Committee
     The Nominating and Compensation Committee was established in September 2005. The Nominating Committee is responsible for reporting to the Board of Directors on matters relating to the appointment, reelection, retirement, removal and compensation of the members of the Board of Directors on general policy relating to Compensation and incentives for the aforesaid members and executive officers. The committee is responsible for preparing the proposals that the Board of Directors puts to the General Meeting of Shareholders for the appointment or removal of Directors, including those appointed by the Board of Directors to fill casual vacancies by co-option.
     The members of the Nominating and Compensation Committee are Messrs. Velázquez-Gaztelu, Villazán and Cuenca. Messrs. Villazán and Cuenca are independent in accordance with Nasdaq’s listing standards and the independence requirements of the SEC.
D. EMPLOYEES
     We had the following number of employees as of the dates and in the functional areas specified in the following table:

	As of December 31,
	2005	2004	2003
Sales and marketing	218	198	197
Research, development and innovation	302	256	140
Management and administration	411	374	252
Engineering and integration	1,725	1,584	1,527

Total employees	2,656	2,412	2,116

     Our employees were located in the following geographic areas as of the dates specified in the following table:

	As of December 31,
	2005	2004	2003
Europe	1,647	1,518	1,465
North America	606	601	437
Latin America	313	259	182
Asia-Pacific	90	34	32

Total employees	2,656	2,412	2,116

E. SHARE OWNERSHIP
     The following table sets forth certain information regarding beneficial ownership of our ordinary shares by each of our executive officers and each of our directors as of May 1, 2006.

		Percentage of
	Total Shares	Ordinary
Name of Beneficial Owner(1)	Beneficially Owned	Shares(2)
Directors and Executive Officers
Manuel Sánchez	333,000	1.14%
HRH Carlos de Borbón	—	—
Miguel Cuenca	—	—
Eduard Punset	—	—
Javier Salas	—	—
José B. Terceiro	—	—
Cándido Velázquez-Gaztelu	—	—
Bernardo Villazán	—	—
Emilio Cassinello	—	—
José Ignacio del Barrio	157,500	*
Ana María Plaza	40,000	*
Francisco Caceres	—	—
Barbara Zubiría	—	—
David Jardine	108,000	*
Larry Stack	72,000	*
Jeff Meyers	—	—
Dai Yue	—	—
Luis Rancé	—	—
Marcio Leonardo	—	—
José Montoya	136,620	*
Ignacio González	120,000	*
Adolfo Borrero	80,000	*
All directors and executive officers as a group (22 persons)	1,047,120	3.6%

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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
     To the best of our knowledge, we only have two major shareholders (a shareholder that beneficially owns 5.0% or more of our outstanding ordinary shares), Abengoa and FMR Corp.
     As of May 1, 2006, Abengoa owned 18,201,000, or 62.2%, of our outstanding ordinary shares, through its two wholly-owned subsidiaries Telvent Corporation, S.L. and Siema AG. As of December 31, 2005, we believe that Inversión Corporativa owned approximately 56.0% of the shares of Abengoa. Inversión Corporativa is a private corporation, which we believe has approximately 300 shareholders, none of whom we believe has a controlling interest. Prior to our IPO, Abengoa owned 91% of our ordinary shares. Following the IPO and the partial exercise of the underwriters’ overallotment option, Abengoa’s percentage ownership of our ordinary shares decreased to its current level.
     According to a Schedule 13G that FMR Corp. filed on February 14, 2006, at December 31, 2005 it owned 4,149,240 shares or 14.19% of our outstanding ordinary shares. FMR Corp. is the parent company of the Fidelity Investments mutual fund complex.
     Neither Abengoa nor FMR Corp. has voting rights that differ from the voting rights of our other shareholders.
B. RELATED PARTY TRANSACTIONS
Services and Supplies Provided by Abengoa to Us
     During the years 2005, 2004 and 2003, certain of our subsidiaries entered into, or renewed, a number of service agreements with Abengoa for the provision of professional services to assist, improve and support us with the expansion of our activities. These services include:

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
     Each agreement has a one-year term and is extended annually unless terminated by either party within 30 days prior to its expiration. Our subsidiaries may reduce the level of services they request under these agreements. Each agreement provides that either party may terminate the agreement if the other party does not fulfill its obligations. None of the agreements may be assigned without the prior written consent of the other party. The total amounts of the services provided by Abengoa under the services agreements were
€ 3.4 million, € 3.7 million and € 2.4 million in 2005, 2004 and 2003, respectively.
     We also have entered into a service agreement with Gestion Integral de Recursos Humanos, S.A., or GIRH, a subsidiary of Abengoa. This agreement provides us with services for personnel management, recruiting and hiring personnel, human resources development, employment relationships and occupational safety. This agreement was entered into in 2004, with one-year renewable terms. We recorded expenses under this agreement of € 1.3 million, € 1.2 million and € 1.3 million in 2005, 2004 and 2003, respectively. Our chairman and chief executive officer, Manuel Sánchez, is also the chairman of GIRH.
     In addition to the services agreements, we purchase a variety of supplies from Abengoa and its subsidiaries, which primarily consist of production, assembly and engineering of electronic and control boards and mechanical installation services. Our purchases of supplies from Abengoa and its subsidiaries totaled € 10.2 million, € 7.4 million and € 4.4 million in 2005, 2004 and 2003, respectively. We believe these purchases were on at least as favorable terms and conditions as we could have obtained from third-party suppliers. We also lease our Seville facility from a member of the Abengoa Group. Our lease expenses in 2005, 2004 and 2003 totaled € 0.1 million, € 0.1 million and
€ 0.4 million, respectively.
Services Provided by Us to Abengoa
     During 2005, 2004 and 2003, we recognized revenues and payments for services of € 22.6 million, € 16.2 million and € 15.9 million, respectively, from services that we and our subsidiaries provided to Abengoa primarily for the provision of communications, IT and related services. The largest of these agreements involve our subsidiary, Telvent Outsourcing, which has agreements with Abengoa that generally provide for one-year terms and are renewable annually. In 2005, 2004 and 2003, the revenues from these agreements amounted to
€ 11.8 million, € 9.4 million and € 7.9 million, respectively.
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
Credit Arrangements with Abengoa
     On April 20, 2004, we established a new bilateral credit arrangement with Abengoa which replaced the prior credit arrangements that we and our subsidiaries had with Abengoa. Under this new arrangement, we and Abengoa have agreed that we may borrow funds from or lend funds to each other, from time to time upon not less than one day’s notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either we or Abengoa may elect not to make loans to the other. This arrangement had an initial term that ended on December 31, 2004, and renews for annual one-year terms until terminated by either party. The largest amount of our indebtedness under this arrangement in 2005 was € (18.2) million, and our net receivable as of March 31, 2006 was € 2.6 million. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
Abengoa Loan Facility
     On July 20, 2005, Abengoa entered into a syndicated financing facility in the amount of € 600.0 million, guaranteed by members of the Abengoa Group. The facility, which expires in 2012 is used to finance projects and investments in the businesses and activities of the Abengoa Group. Neither Telvent GIT, S.A. nor any of its subsidiaries are guarantors of this facility. However, our financial condition and results of operations affect Abengoa’s compliance with its covenants under this loan.
C. INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
     Please see “Item 18– Financial Statements” and pages F-2 through F-35 of this annual report.
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
     Between October 2000 and December 2002, the option agreement between Inversión Corporativa and Abengoa was modified twice to reflect the changing commercial outlook for the third generation mobile telephony license. First, the additional € 3.0 million payment was cancelled in December 2001. Then, in April 2002, the exercise price under the option was reduced to the same amount contained in the Mercapital agreement.
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
     Investigations into the Xfera Matter. As described below, investigations into the Xfera transaction were commenced in 2003 in Spain by CNMV and the Audiencia Nacional, the Spanish Superior Court for special crimes.
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
          Audiencia Nacional. In October 2003, the Audiencia Nacional announced that it had begun a criminal investigation into the role of Inversión Corporativa and four directors of Abengoa, including its chairmen, in the Xfera transaction. We believe the investigation has focused on whether the Xfera transaction improperly benefited Inversión Corporativa at the expense of Abengoa’s minority shareholders. As part of these investigations, our chairman and chief executive officer was interviewed as a witness. In June 2004, we sold our investment in Xfera to an indirect subsidiary of Abengoa for an amount equal to the carrying value of our investment at that date of € 26.4 million. This resulted in our realizing no gain or loss on the investment.
     In September 2004, we learned that the Audiencia Nacional had extended the criminal investigation into the roles of our chairman and chief executive officer, Manuel Sánchez Ortega, and of the general counsel of Abengoa who also served as the secretary to the board of directors of Telvent from October 2000 to April 2004. The Spanish Penal Code provides that, under specific circumstances, it would be a crime for an officer of a Spanish company to commit acts of mismanagement or disloyal administration. The investigation involving our chairman and chief executive officer were brought pursuant to this statute and focused on his role as a potential accomplice or necessary cooperator to the four Abengoa directors in connection with our acquisition of the Xfera interest in December 2002. In particular, the investigation concerned whether, as our chief executive officer at the time that we acquired the interest in Xfera, he cooperated with the directors of Abengoa to complete the transaction by not providing information to our board of directors that would be adequate for our board to make an informed and independent decision regarding the acquisition of the Xfera interest. In connection with our acquisition of the Xfera interest in December 2002, Manuel Sánchez Ortega, at a board meeting held in November 2002, made a presentation to our board of directors recommending approval of the Xfera purchase, which we believe enabled the board of directors to evaluate the Xfera investment. Following the presentation, our board approved the acquisition and our chief executive officer executed and delivered the definitive transaction documentation on our behalf.
     On February 22, 2006, we were informed by Mr. Sánchez that on that date he received notification from the judge in the Audiencia Nacional investigation that the prosecutor had formally accused the parties involved in the investigation, including Mr. Sánchez, and that the judge had ordered that a trial be commenced against such parties. Mr. Sánchez is accused of cooperating with certain of such accused parties in their alleged misconduct, which if proved at the trial, could constitute the offense of disloyal administration of our parent company, contrary to Article 295 of the Spanish Penal Code. The prosecutor is seeking a two-year sentence and certain civil penalties with respect to Mr. Sánchez. Mr. Sánchez has informed us that he denies any wrongdoing and intends to continue vigorously defending the charges that have been brought against him in connection with the investigation. We cannot predict the outcome of the trial, nor can we predict the time in which the trial and all possible appeals will be concluded, including with respect to our chairman and chief executive officer. To the extent there is an adverse finding against our chairman and chief executive officer in the Audiencia Nacional proceedings, he would face various penalties including incarceration, fines or an inability to hold office in a public corporation. See “Risk Factors — We may face adverse effects from investigations of our parent, four of its directors and its general counsel, its majority shareholder, and our chairman and chief executive officer.”
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
     We are not responsible for the payment of any amounts relating to this matter. As previously reported, we sold our investment in Xfera in 2004 to an indirect subsidiary of Abengoa, Telvent Investments S.A. We are not a shareholder of Telvent Investments S.A. We are not responsible for the payment of any amount relating to the business of Xfera, nor do we have any guarantee obligations related to Xfera. Therefore, we do not expect the outcome of this case to have any direct impact on our financial results and we expect to continue operating in the normal course of business, developing and implementing our strategic business plan. While we do not expect that the amount of time that Mr. Sánchez will have to devote to the Xfera proceedings will have a material effect on our business, this is something which is difficult to predict with certainty.
     Sintel
          A member of our Board of Directors, Mr. Cándido Velázquez Gaztelu, was the President of the Board of Directors of Telefónica S.A. in April 1996 when the sale of its subsidiary “Sintel” was approved. The Audiencia Nacional is investigating the reasons for Sintel’s insolvency, In connection with that investigation, the Audiencia Nacional called Mr. Cándido Velázquez Gaztelu, among others, to give testimony about Telefonica’s sale of Sintel.
          If the Judge conducting the Audiencia Nacional investigation were to conclude that there is substance to the criminal charges raised by the prosecutor in the criminal investigation against Mr. Velázquez Gaztelu, the prosecutor would have the opportunity to formally charge Mr. Velázquez Gaztelu.
Dividends
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
     Spanish law requires us to allocate at least 10% of our net income each year to a legal reserve, until the balance of such reserve is equivalent to at least 20% of our issued share capital. A corporation’s legal reserve is not available for distribution to shareholders except upon liquidation. Our legal reserve, as of December 31, 2005, was below the required level of 20% of our issued share capital as of such date. We are required to add 10% of our net income, measured on an unconsolidated basis in accordance with Spanish GAAP, to our legal reserve each year until we have reached the required legal reserve of 20% of Telvent GIT’s issued share capital. In 2005, 10% of our net income, measured on an unconsolidated basis in accordance with Spanish GAAP, was € 858,000. Our obligation to make additional allocations to the legal reserve increased upon the issuance of shares in connection with our IPO, by an additional amount equal to 20% of the newly-issued share capital, and could be subject to future changes. We may also make payment of dividends from our distributable reserves. As of December 31, 2005, we had distributable reserves of € 925,000. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually, although our board of directors or shareholders under certain circumstances may declare a distribution of interim dividends based on the fiscal year’s results out of our distributable reserves and/or the profits since the beginning of the fiscal year if we have the minimum balance in our legal reserves and other reserves established by our bylaws.
     Prior to our IPO, as a 91.0% subsidiary of Abengoa, we distributed our net income to our shareholders to the extent permitted by Spanish law. We currently intend to retain future earnings to finance the growth and expansion of our business, but we will consider paying cash dividends in the foreseeable future (subject to approval at our Shareholders’ meeting). We anticipate that any dividends that we do pay will be declared in Euros, as required by Spanish law, but paid in U.S. Dollars at the exchange rate as of the time of declaration of such dividends. Our bylaws require majority shareholder approval for the declaration of dividends. As Abengoa owns a majority of our ordinary shares, it effectively is able to control our dividend policy.
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

ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
     The trading history of our ordinary shares began with their listing on the Nasdaq National Market beginning on October 26, 2004 in connection with our IPO. The following table sets forth the price history of our ordinary shares since our IPO:

	High Market Price	Low Market Price
	($ Per Share)	($ Per Share)
Annual highs and lows

2004	12.72	9.00

2005	12.55	7.13

Quarterly highs and lows
2004
(Oct. 26 – Dec. 31)	12.72	9.00
2005
First Quarter	12.55	9.70
Second Quarter	10.40	7.13
Third Quarter	11.89	10.01
Fourth Quarter	11.24	9.60
2006
First Quarter	15.19	10.76

Monthly highs and lows
2005
November	11.24	9.64
December	11.09	10.72
2006
January	11.15	10.76
February	13.15	11.31
March	15.19	13.40
April	14.25	13.73
B. PLAN OF DISTRIBUTION
     Not applicable.
C. MARKETS
     Our ordinary shares are traded only on the Nasdaq National Market under the symbol TLVT.
D. SELLING SHAREHOLDERS
     Not applicable.
E. DILUTION
     Not applicable.

F. EXPENSES OF THE ISSUE
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
     Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
     The following discussion addresses some provisions of our bylaws and also compares some aspects of Spanish corporation law, which applies to us, to Delaware corporation law, the state law under which many corporations in the United States are incorporated, or, where relevant, to U.S. federal laws. This comparative information is only a summary, and it is subject to the complete text of our Articles of Association, which are incorporated by reference in the exhibits to this report and to the complete texts of the referenced laws, including the Spanish Corporation Law of 1989, as amended, and the Delaware law, including the Delaware General Corporation Law, and U.S. federal laws, as amended. Our charter documents are our Deed of Incorporation and our bylaws. Our bylaws set forth our purposes, our authorized share capital and the terms of our shares, and other important aspects of our corporate governance. The English translation of our bylaws is titled “Articles of Association,” after their Spanish title Estatutos Sociales.
Objects and Purposes
     We registered with the Madrid Mercantile Registry at Volume 15,370, Book 0 of the Companies Book, Section 8 (a), Sheet 164, Page M-257,879, 1st entry. Our corporate purposes, set forth at Article 4 of our bylaws, are as follows:
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
•	not use the corporation’s name or involve his or her status as director to carry out transactions for his or her personal benefit;

•	refrain from taking advantage of business opportunities of the corporation, unless the corporation has determined, independently of the interested director, not to pursue the business opportunity;

•	obtain shareholder approval prior to competing with the corporation;

•	notify the corporation of any potential conflicts of interest, including the holding of any interest in competitors;

•	refrain from disclosing confidential information obtained while serving as a member of the board; and

•	not take advantage of any information that he or she may possess as a consequence of being a member of the board;
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
     Notice of every shareholders’ meeting (except a meeting attended by all shareholders) must be published in the Mercantile Registry Official Gazette (Boletín Oficial del Registro Mercantil) and in a local newspaper within the province of Madrid at least thirty days prior to the date fixed for the meeting, and must include the agenda for the meeting. In addition, we have agreed with the underwriters of our IPO to furnish English-language notices of our regular annual meetings to holders of our ordinary shares.

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
     Written notice of any meeting of stockholders of a Delaware corporation must be provided at least ten and not more than sixty days prior to the meeting. A notice for a special meeting must specify the purpose or purposes for which the meeting is called
     The board of directors of a Delaware corporation may set a record date to determine the stockholders entitled to receive notice of or to vote at any meeting of stockholders. Such record date must be between sixty and ten days before the meeting date, and not earlier than the date on which the directors acted to fix it. If the directors do not set one, the record date is the close of business on the day before the day on which notice of the meeting is given.
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
Limitations on Rights to Own Our Securities
     Our Bylaws and Spanish Law. Pursuant to Spanish Law 18/1992 on Foreign Investments (Ley 18/1992, de 1 de julio) and Royal Decree 664/199 (Real Decreto 664/1999, de 23 de abril), foreign investors may invest freely in shares of Spanish companies except for companies operating in certain strategic industries, including air transportation, radio and television broadcasting, gaming, munitions and mining, unless the Spanish government has issued an exemption. While these provisions of Spanish law do not restrict the rights of foreign persons to own our ordinary shares, or to exercise full voting rights, these provisions of Spanish law could prevent us from investing in the restricted industries. We must report to the Spanish Registry of Foreign Investments our ordinary shares held by foreign investors. Our bylaws do not vary or expand upon these provisions of Spanish law.
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
Threshold for Required Disclosure of Ownership
     Our Bylaws and Spanish Law. Under Spanish Law, a company that acquires more than 10% of the capital of another company must notify the issuer of its acquisition and of any subsequent acquisition of an additional 5% or more of the issuer’s capital. The rights corresponding to the shares are suspended pending such notification. Such notification must be included in the notes to both companies’ financial statements.
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
Reciprocal loan agreement with Abengoa
     On April 20, 2004, we entered into a bilateral credit arrangement with Abengoa that replaced a prior credit agreement that we and our subsidiaries had with Abengoa. Under the current agreement, we and Abengoa may borrow funds from or lend funds to each other, from time to time upon not less than one day’s notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings denominated in currencies other Euros, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either we or Abengoa may elect not to make loans to the other. This agreement had an initial term ending December 31, 2004; it renews for annual one-year terms until terminated by either party. Our net amount receivable under this arrangement as of December 31, 2005 was € 22.7 million. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
Telvent Canada credit agreement with LaSalle Business Credit
     On May 2, 2003, LaSalle Business Credit, a division of ABN Amro Bank N.V., Canada Branch agreed to provide to Telvent Canada both a secured revolving line of credit up to $8.0 million (or its equivalent in Canadian dollars; “Facility A”) and a secured delayed-draw term credit facility in the amount of $5.5 million (or its equivalent in Canadian dollars; “Facility B”); this agreement was amended on May 12, 2003 and as of June

29, 2004. Facility A and Facility B each expires on or before March 31, 2008, and is secured by a first lien on all of the assets of Telvent Canada and its wholly-owned subsidiary, Telvent USA. Until Facility A and Facility B are repaid, Telvent Canada may not pay a dividend and we will be unable to factor any receivables of Telvent Canada or Telvent USA. See Note 15 to our Consolidated Financial Statements. At Telvent Canada’s option, interest on the facilities accrues using either LIBOR or Base Rate indices plus an applicable margin. As of December 31, 2005, € 2.7 million was outstanding under these facilities, which was reduced to nil in April 2006, with the total amount from Facility A of $6 million remaining available to us as of May 1, 2006 (see below). As of December 31, 2005, Telvent Canada was in compliance with all covenant requirements.
     By an amending agreement dated July 14, 2005, the credit agreement was amended to permit Telvent Canada to borrow amounts up to $4.0 million from time to time for working capital purposes from Telvent affiliates.
     By an amending agreement dated April 13, 2006, the credit agreement was amended to reduce the amount of the credit available under Facility A from $8 million to $6 million and to add an additional secured revolving credit facility (“Facility C”) in a maximum aggregate principal amount of $12 million solely for the purposes of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA is required to provide bid, advance payment or performance securities.
Services Agreements with Abengoa
     We and certain of our subsidiaries have entered into separate agreements with Abengoa for the provision of professional services to assist and support us with the expansion of our activities. These services include cash pooling arrangements, financial management, institutional support with international multilateral financing organizations, institutional commercial assistance, tax and legal advisory services centralized asset management, support in global credit ratings, negotiation and optimization of global corporate insurance policies, the provision of guarantees and endorsements, internal publicity and corporate image services and human resources services. Each of these agreements has a one-year term that is extended annually unless terminated by either party within 30 days of its expiration and can be terminated by either party upon breach by the other. We may reduce the level of services that we request under these agreements. We and our consolidated subsidiaries paid a total of € 3.4 million to Abengoa for services under these agreements in 2005.
Services agreement with Gestión Integral de Recursos Humanos, S.A.
     On January 1, 2004, Abengoa subsidiary GIRH agreed to provide human resources (including personnel recruitment and management) and occupational safety services to a group of our subsidiaries for an annual aggregate fee in 2005 of approximately € 1.3 million. This agreement has a one-year term that is automatically renewed unless the agreement is terminated by either party within 60 days of its expiration.
Underwriting agreement with the underwriters of our IPO
     On October 21, 2004, we and certain of our existing shareholders entered into an underwriting agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and SG Cowen & Co., LLC as representatives of the several underwriters, in which (i) the underwriters agreed to purchase from us, and we agreed to sell to them, all of the ordinary shares that we issued in our IPO, and (ii) the underwriters agreed to purchase from the selling shareholders, and the selling shareholders agreed to sell to them, certain of our ordinary held by the selling shareholders prior to our IPO, for a per-share price of $9.00 per share. We sold a total of 9,247,100 newly-issued ordinary shares, and the selling shareholders sold a total of 107,900 existing ordinary shares, to the underwriters under this agreement, including those sold to the underwriters pursuant to their partial exercise of their overallotment option. We did not receive any of the proceeds of the sale of shares by the selling shareholders to the underwriters. In the underwriting agreement, we agreed that we would make certain reports and information available to our shareholders, we and the selling shareholders agreed to indemnify the underwriters against certain liabilities and we and the selling shareholders agreed to execute ancillary agreements pursuant to which we would not sell or transfer any of our ordinary shares for 180 days after the date of the underwriting agreement.
Agreement to buy the shares of Telvent Canada and Telvent USA
     On January 31, 2003, we agreed to purchase from Metso Automation Holding B.V. all of the issued and outstanding shares of Metso Automation SCADA Solutions Ltd. (now known as Telvent Canada) for a purchase price of approximately $24.9 million, and Metso Automation SCADA Solutions Ltd. agreed to purchase from Neles-Jamesburg Inc. all of the issued and outstanding shares of Metso SCADA Solutions Inc. (now known as Telvent USA) for a purchase price of approximately $10.1 million.

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
Lease for Principal Executive office in Madrid, Spain
          We lease our principal executive offices in Madrid, Spain under a lease dated November 15, 2000 with Valgrande 6 S.L. In January 2005, we and the landlord agreed in writing to reduce the size of the leased premises by 10,557 square meters (113,634 square feet) and the premises are now 34,096.65 square meters (367,013 square feet). The rent is adjusted annually in accordance with a consumer price index. In 2005, our rent under this lease was € 3,774,773. We also pay our proportionate share of operating costs and property taxes. The initial term of the lease expires on October 1, 2020. The lease will be renewed for a further 3 years if neither party gives notice at least one year before the end of the term that the lease will not be renewed.
Lease for office in Seville, Spain
          Telvent Servicios Compartidos S.A. leases these offices at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain under a lease dated February 25, 2004 with Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros. For the first 2 years of the term, the annual base rent was € 404,363. We also pay our proportionate share of operating costs and property taxes. After the second year of the term, the rent will be adjusted annually in accordance with a Spanish consumer price index. This facility is 6,126.71 square meters (65,947 square feet). The term of the lease is 6 years, commencing January 1, 2005 and expiring on December 31, 2010. We may extend the lease for additional one year periods by giving written notice at least 6 months prior to the expiry of the lease for a maximum of two years.
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
          In 2005, our combined total rent under these leases was € 1,219,188.
Lease for Data Center office in Seville, Spain
     Telvent Housing leases these offices at Avda. Montesierra 36 in Seville, Spain under a lease dated July 1, 2004 with Decesaris, S.A. The rent is adjusted annually in accordance with a Spanish consumer price index. In 2005, our rent under this lease was € 90,235 for the year. This facility is 877 square meters (9,435 square feet). The initial term of the lease expires on December 31, 2010. The lease will be extended for a maximum of 4 successive periods of 5 years each, unless we give notice in writing to the landlord 30 days before the end of the term or renewal term as the case may be. We are responsible for paying the operating costs related to the facility. All the taxes related with the facility are the owner’s responsibility.
Lease for Data Center office in Barcelona, Spain
     Telvent Housing leases these offices at Acero 30-32, Barcelona, Spain under a lease dated June 27, 2001 with Sertram S.A. The rent is adjusted annually in accordance with a Spanish consumer price index. In 2005, our rent under this lease was € 312,947. We are responsible for paying the operating costs and property taxes related to the facility. This facility is 2,511 square meters (27,028 square feet). The initial term of the lease expires on January 1, 2009. The lease will be extended for a maximum of 20 successive periods of one year each, unless we give notice in writing to the landlord six months before the end of the term or any renewal term as the case may.
Lease for Data Center office in Lisbon, Portugal
     Telvent Housing leases these offices at Severiano Falcao 14, Lisbon, Portugal under a lease dated June 21, 2000 with Imovest Sociedade Gestora de Fundos de Investimientos Imobiliarios, S.A. The rent is adjusted annually in accordance with a Portuguese index of leasing contracts. In 2005, our rent under this lease was € 502,102. This facility is 5,355 square meters (57,641 square feet). The initial term of the lease expires on June 20, 2007. The lease will be extended for successive periods of one year each, unless we give notice in writing to the landlord ninety days before the end of the term or any renewal term as the case may be.
Lease for office in Calgary, Canada
     Telvent Canada leases these offices at 10333 Southport Road SW, Calgary, Alberta, Canada under a lease dated August 7, 2002 with Pension Fund Realty Limited. This facility is 12,337 square meters (132,800 square feet). The rent under this lease is CAD $1,759,600 per year. We also pay our proportionate share of operating costs and property taxes. The lease expires on July 31, 2008.We have the option to enter into a new lease for two further terms of five years each by giving written notice at least 6 months prior to the expiry of the lease. The rent for each renewal lease term will be the market rate for space of similar size, use and location. Telvent Canada Ltd. sub-leases 2,927 square meters (31,509 square feet) of the space in the Calgary facilities.
Lease for office in Houston, USA
     Telvent USA leases these offices at 7000A Hollister, Houston, Texas, USA 77040 under a lease dated October 16, 2003 with Baker Hughes Incorporated. This facility is 4,476 square meters (48,177 square feet). In 2005, our rent under this lease was US $578,124. We also pay our proportionate share of operating costs and property taxes. The initial term of the lease expires on November 30, 2009. Once the initial term of the contract is finished, Telvent is able to extend the duration of it year after year.
Offices in Beijing, China
     Telvent Control System (Beijing) Co. Ltd. (“Telvent China”) has been leasing 925 square meters (9,957 square feet) of space at forth floor, No. 2 Plant, No.8 North Hongda Road, Beijing Development Area, Beijing 100176, China, under a lease made with Beijing Development Area Co., Ltd. The original lease was from November 15, 2001 to November 14, 2004. It was renewed for one year, expiring on November 14, 2005. In 2005, our rent under this lease was 291,375 Rmb (Chinese Yuan Reminbi) for the year.
     Under a purchase contract dated March 17, 2005 with Beijing Development Area Co., Ltd., we purchased a new 3-floor 1,303 square meter (14,025 square feet) office in another location in Beijing to establish our China headquarters. The total purchase price was 9,383,821 Rmb: 8,219,177 for the building and 1,164,644 for improvements. The purchase price was paid 40% on closing, and the balance was financed by an 8 year mortgage (5.58% interest rate). According to China Laws, the amortization period will be 30 years.
Lease for office in Rio Janeiro, Brazil
     Telvent Brazil S.A. leases these offices in Rio Janeiro, Brazil under a lease dated January 1, 2003 with Bargoa S.A. (an Abengoa company). This facility is 491 square meters (5,285 square feet). In 2005, our rent under this lease was 66,000 Brazilian Reals. This lease may be renewed annually on May 10.
Lease for office in Mexico City, Mexico
     Telvent Mexico S.A. de C.V. leases these offices in Mexico D.F., Mexico under a lease dated January 1, 2003 with Abengoa Mexico, S.A. De C.V., as amended by Addendum dated January 3, 2005. This facility is 958 square meters (10,319 square feet). In 2005, our rent under this lease was 1,047,240 Mexican Pesos. The amount of the rent is reviewed every 12 months based on the Mexican inflation index multiplied by 1.20. The term of the lease expires on January 2, 2010. We may extend the lease for an additional three years by giving written notice at least 60 days prior to the expiration of the lease.

Lease for office in Fort Collins, Colorado, United States
               Miner and Miner, Consulting Engineers, Inc. leases these offices at 4701 Royal Vista Circle, Windsor, Colorado under a lease dated June 1, 2004 with Meyers 4701, LLC. This facility is 1,949 square meters (20,982 square feet). The rent under this lease was $294,672 for 2005. We also pay our proportionate share of operating costs and property taxes. The lease expires on May 31, 2009. We have options to renew the lease for three further terms of five years each by giving written notice at least 180 days prior to the expiry of the lease. The rent for each renewal lease term will be the market rate for space of similar size, use and location.
Lease for office in Perth, Australia
               Almos Systems Pty. Ltd. leases these offices at Units 3 and 4, 41 King Edward Road, Osborne Park, Western Australia, under two leases both dated July 1, 2005 with Savterne Pty Ltd. This facility is 1,239 square meters (13,336 square feet).The rent under these leases was AUD $107,691 for 2005. The rent is adjusted annually in accordance with the Australian consumer price index. We also pay our proportionate share of operating costs and property taxes. The lease expires on July 1, 2008. We have the option to renew the leases for a further term of three years by giving written notice at least 6 months prior to the expiry of the lease. The rent for each renewal lease term will be the market rate for space of similar size, use and location.
Lease for office in Culemborg, Netherlands
               Almos Systems B.V. leases these offices at Landzichtweg, 70, 4105 DP Culemborg, Netherlands, under a lease dated March 11, 1993 with Kroezen Vastgoed Exploitatie B.V. This facility is 633 square meters (6,813 square feet). The rent under this lease was
€ 76,379 for 2005. We also pay our proportionate share of operating costs and property taxes. The lease expires on September 30, 2008.
D. EXCHANGE CONTROLS
          In 1991, Spain adopted the European Union standards for free movement of capital and services. As a result, exchange controls, as well as restrictions on foreign investments, have generally been abolished. There are no exchange controls in existence in Spain that would affect our import and export of capital. As described under “Item 10.B-Memorandum and Articles of Association-Limitations on rights to own our securities”, foreign investors may invest freely in shares of Spanish companies (except for companies operating in certain strategic industries, unless the Spanish government has issued an exemption), and we must report to the Spanish Registry of Foreign Investments our ordinary shares held by foreign investors, but there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries. Please see also “Item 8.A-Consolidated statements and other financial information-Dividends”.
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
     Taxation of Dividends in General. Subject to the discussion below under “Passive Foreign Investment Company”, the gross amount of any distribution paid on our ordinary shares out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, before reduction for any Spanish income tax withheld by us, will be included in a U.S. holder’s gross income as a dividend when actually or constructively received. Accordingly, the amount of dividend income that will be included in a U.S. holder’s gross income may be greater than the amount actually received or receivable by such shareholder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the shareholder’s tax basis in the ordinary shares and then as capital gain. If a shareholder is not able to determine whether any portion of a distribution is not treated as a dividend for United States federal income tax purposes, such shareholder may be required to treat the full amount of such distribution as a dividend. We have not yet determined whether we will maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, whether we will provide information to U.S. holders necessary to make such determinations with respect to distributions on our ordinary shares. Corporate U.S. holders generally will not be eligible for the dividends-received deduction generally allowed United States corporations in respect of dividends received from United States corporations. Non-corporate U.S. holders that meet certain eligibility requirements will qualify for United States federal income taxation on dividends paid in taxable years beginning before January 1, 2009, at a reduced rate of 15% or lower if we are a “qualified foreign corporation.” Generally, we will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the Convention between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, together with its related Protocol (the “U.S.-Spain Treaty”) or (ii) our ordinary shares are listed on an established securities market in the United States. As we are eligible for benefits under the U.S.-Spain Treaty and as our ordinary shares trade on the Nasdaq National Market, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” during all taxable years before 2009, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. Non-corporate U.S. holders nevertheless will not be eligible for the reduced rate (a) if they have not held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent they are under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by them as investment income under Section 163(d)(4)(B) of the United States Internal Revenue Code. Any days during which a shareholder has diminished its risk of loss with respect to our ordinary shares (for example, by holding an option to sell our ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.
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
     Dividends paid by us generally will be foreign source passive income for United States foreign tax credit purposes or, if for financial services entities, foreign source financial services income for such purposes. However, the American Jobs Creation Act of 2004 (H.R. 4520) generally treats income that constitutes financial services income as general category income, along with other income that is not passive income, for United States foreign tax credit purposes for taxable years beginning after December 31, 2006. Subject to certain limitations, shareholders may elect to claim as a foreign tax credit against their United States federal income tax liability the Spanish income tax withheld from dividends received on our ordinary shares. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Spanish income tax withheld. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends received by non-corporate U.S. holders that are subject to United States federal income taxation at the reduced rate (discussed above). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. holder’s particular circumstances. Shareholders should consult their own tax advisors to determine whether and to what extent they would be entitled to this credit or deduction.
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
     Passive Foreign Investment Company. We believe that we are not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for the current taxable year. We intend to conduct our business and investment activities in a manner that avoids classification as a PFIC in future taxable years and, based on our current projections and forecasts, we do not expect to become a PFIC in the foreseeable future. However, because our PFIC status must be determined on an annual basis based on the composition of our assets and income during a taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. If we were considered a PFIC for any taxable year, certain adverse consequences could apply to U.S. holders. The PFIC rules are complex, and shareholders should consult their own tax advisors regarding our status as a PFIC for the current taxable year and any subsequent taxable years and the eligibility, manner and advisability of making a “mark to market” election or certain other elections if we are treated as a PFIC for any of these taxable years.
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
F. DIVIDENDS AND PAYING AGENTS
     Not applicable.

G. STATEMENT BY EXPERTS
     Not applicable.
H. DOCUMENTS ON DISPLAY
     You may read and copy our Registration Statement and its exhibits and other reports and information that we file with or furnish to the SEC, including this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet Web site at www.sec.gov.
I. SUBSIDIARY INFORMATION
     Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk to which we are exposed is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
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
     Although these are used solely as economic hedges, these transactions are currently recorded at fair value on our balance sheets, with related gains and losses recorded as earnings on our consolidated statements of operations, as we have not yet sought to apply hedge accounting under U.S. GAAP (SFAS 133, Accounting for Derivative Instruments and Hedging Activities) for these transactions. We will begin to apply hedge accounting in 2006.

     The following tables provide quantitative information about our foreign exchange contracts by principal currency as of December 31, 2005 and 2004.

	As of December 31, 2005
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Euro/ U.S. Dollar versus:
U.S. Dollars	€435	€7,336	€312	€6,150
Maroc Dirhams	—	—	7	614
Brazilian Reais	—	—	521	3,243
Mexican Peso	158	10,929	—	—
Canadian Dollars	601	17,010	406	23,458
Jordan Dinars	—	—	47	1,127
Qatari Riyals	—	—	147	3,622

	€1,194	€32,275	€1,440	€38,214

	As of December 31, 2004
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Euro/ U.S. Dollar versus:
U.S. Dollars	€1,061	€6,695	€1,024	€5,526
Japanese Yen	503	4,507	503	4,507
Brazilian Reais	149	704	150	1
Mexican Peso	594	6,956	—	—
Canadian Dollars	1,139	9,110	925	13,103

	€3,446	€27,972	€2,602	€23,137

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
Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2006 and 2008. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid were € 0 during the year ended December 31, 2005.
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
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     On October 21, 2004, the SEC declared effective our Registration Statement (File No. 333-119508) to register 10,005,000 ordinary shares at an initial public offering price of $9.00 per share (for an aggregate price of $90,045,000), and the offering of our ordinary shares pursuant to such Registration Statement commenced. On that date, we agreed to sell 8,700,000 ordinary shares to the underwriters (whose representatives were Merrill Lynch & Co., Lehman Brothers, and SG Cowen & Co.) at $9.00 per share (for an aggregate price of $78,300,000). In November 2004, the underwriters exercised in part their one-time option to purchase 655,000 of the 1,305,000 ordinary shares registered to cover the overallotment option; we sold 547,100 such ordinary shares to the underwriters at $9.00 per share (for an aggregate price of $4,923,900), and certain selling shareholders sold the remaining 107,900 of such shares at $9.00 per share (for an aggregate price of $971,100).
     Our expenses of the offering were $5,825,673 for underwriting discounts and commissions and € 5,292,146 for other expenses (including costs for professional fees relating to accounting advice and legal costs during the year ended December 31, 2004). As disclosed in the Registration Statement, our expenses are subject to reimbursement. Our net proceeds from the offering were $77.4 million. No offering expenses were paid directly or indirectly to our directors, our affiliates, or any person owning 10% or more of any class of our equity securities. The offering has terminated.
     On November 25, 2004, we used € 0.8 million of the net proceeds of the offering to pay the deferred payment for the acquisition of ICX. On December 10, 2004, we used $3.8 million of the net proceeds to make the initial payment of the total $7.9 million purchase price for our acquisition of 70% of the issued and outstanding shares of Miner & Miner. On April 5, 2005, we used $4.1 million of the net proceeds to make the second payment for our acquisition of those shares.
     On July 5, 2005, we used € 3.8 million and $0.4 million of the net proceeds to make the first payment for the acquisition of Almos.
     On February 23, 2006, we used $6.8 million of the net proceeds to make the payment for the acquisition of the remaining 30% of the shares of Miner & Miner.
     On April 12, 2006, we made an additional payment of € 0.4 million as part of a cash adjustment payment stipulated in the Almos purchase agreement.
     On April 26, 2006, we signed a share purchase agreement to acquire 80% of Beijing Blue Shield for a total purchase price of 32 million (Rmb) (€ 3.2 million).
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     As of December 31, 2005, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Regardless, such conclusion by our Chief Executive Officer and Chief Financial Officer as of December 31, 2005 does not preclude the possibility that we could discern room for enhancement of our system of disclosure controls and procedures as we continue our process of assessing our existing controls over financial reporting in preparation for our compliance with the SEC’s new requirement that management evaluate and report on internal controls over financial reporting (with which we, as a foreign private issuer, must comply for our fiscal year ending on December 31, 2006).”
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
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that we have at least one audit committee financial expert, Mr. Javier Salas, who is the Chairman of our Audit Committee. Mr. Salas has acquired such expertise through his experience actively supervising persons performing principal financial and accounting officer functions, experience overseeing the performance of companies with respect to the preparation and evaluation of their financial statements, and other relevant experience outlined in “Item 6.A-Directors and Senior Management”. Mr. Salas is independent as defined under Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards, which are applicable to us as a company listed on the Nasdaq National Market.
ITEM 16B. CODE OF ETHICS
     Our Board of Directors has adopted a Code of Conduct for our employees, officers and directors to govern their relations with current and potential customers, fellow employees, competitors, government and self-regulatory agencies, the media, and anyone else with whom we have contact. On February 25, 2005, our board of directors approved a set of amendments to clarify and expand our Code of Conduct as follows:
•	we added a new section that describes our corporate culture, in which professionalism, superb quality and our Common Management Systems are central;

•	we redirected from senior management to the Secretary of the Board of Directors any questions about potential conflicts of interest or about the Code of Conduct, any reports of information that might be necessary to ensure that financial reports and disclosures are full, fair and accurate, and any reports of unethical or illegal behavior or a violation or a suspected violation of the Code of Conduct;

•	we redirected from senior management to the Board of Directors or its Chairman the responsibility for pre-clearance of all public and media communications involving us (which is required);

•	we redirected from senior management to the Board of Directors the responsibility for the administration of the Code of Conduct, and clarified that only the Board of Directors can grant any waiver of the application of the Code of Conduct;

•	we expanded the language that describes our prohibition of insider trading; and

•	we added a section that obligates any employee to contact our Legal Department before taking any action if there is a question as to the legality of that action.
     A copy of our Code of Conduct, as amended, is available on our website at www.telvent.com.

     In addition, in July of 2005, the Audit Committee adopted, in accordance with Section 301 of the Sarbanes Oxley Act, a whistleblower policy to establish procedures for: (a) the receipt, retention and treatment of complaints received by Telvent regarding accounting, internal controls or auditing matters; and (b) the submission by employees of Telvent, on a confidential and anonymous basis, of good faith concerns regarding questionable accounting or auditing matters.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table provides information on the aggregate fees billed by our principal accountants, PricewaterhouseCoopers Auditores, S.L, or by other member firms of PricewaterhouseCoopers to the Telvent group, classified by type of service rendered for the periods indicated:

	Year Ended December 31
	2005	2004
	(Euros in thousands)
Audit Fees	762	2,903
Audit-Related Fees	14	9
Tax Fees	45	20
All Other Fees
	—	—

Total	821	2,932
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
     Audit Committee’s Policy on Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditor
     Subject to shareholder approval of the independent auditor in accordance with Spanish law, the Audit Committee has the sole authority to appoint, retain or replace the independent auditor. The Audit Committee is also directly responsible for the compensation and oversight of the work of the independent auditor. These policies generally provide that we will not engage our independent auditors to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee. The Audit Committee’s pre-approval policy, which covers audit and non-audit services provided to us or to any of our subsidiaries for periods subsequent to our IPO, is as follows:
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     The Nasdaq listing standards mandated by Rule 10A-3(b) of the Securities Exchange Act (which require, among other things, that each member of the audit committee of a listed company be independent) became operative with respect to foreign private issuers, including us, after July 31, 2005. Between July 31, 2005 and the first anniversary of our IPO on October 21, 2005, an exemption from compliance with the independence requirements was available to us. Effective September 2005, all three members of our audit committee are independent as required by Nasdaq listing standards and SEC requirements.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     In fiscal year 2005 neither we nor any person acting on our behalf made any purchase of Telvent equity securities.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have provided our financial statements under Item 18.
ITEM 18. FINANCIAL STATEMENTS
Our financial statements are at pages F-1 to F-35
ITEM 19. EXHIBITS
The following exhibits are filed as part of this annual report.

Exhibit
Number	Description
1.1	Deed of Incorporation as filed with the Mercantile Registry of Madrid (English translation) (1)

1.2	Articles of Association of the Spanish Corporation Telvent GIT, S.A. (“Telvent”) (English translation) (2)

2.1	Form of Stock Certificate of Telvent (1)

4.1	Reciprocal Loan Agreement between Abengoa, S.A. (“Abengoa”) and Telvent dated April 20, 2004 (English translation) (1)

4.2	Credit Agreement between Telvent Canada Ltd. (“Telvent Canada”) and LaSalle Business Credit, a division of ABN Amro Bank N.V., Canada Branch (“LaSalle”), dated May 2, 2003 (1)

4.3	Credit Agreement Amendment (Availability and Covenant Amendments) between Telvent Canada and LaSalle, dated June 29, 2004 (4)

4.4	Form of Services Agreement (English translation) (1)

4.5	Telvent-GIRH Contract for Services between Telvent and Gestión Integral de Recursos Humanos, S.A., dated January 1, 2004 (English translation) (1)

4.6	Form of Underwriting Agreement (3)

4.7	Share Purchase Agreement by and among Metso Automation Holding B.V, Neles-Jamesbury Inc., Telvent Sistemas y Redes, S.A., Metso Automation SCADA Solutions Ltd., and Metso Automation SCADA Solutions Inc., dated January 31, 2003 (1)

4.8	Sale of Shares of the Company Xfera Móviles, S.A. and Adherence to Pledge and Subordination Agreements between Telvent Investments, S.L. (“Telvent Investments”) and Telvent, dated June 18, 2004 (English translation) (1)

Exhibit
Number	Description
4.9	Contract of Sale of Shares of the Company Xfera Móviles, S.A. between Telvent Investments and Telvent, dated June 23, 2004 (English translation) (1)

4.10	Lease contract between Carrierhouse, S.A. (now known as Telvent Housing) and Valgrande 6, S.A., dated November 15, 2000 for the facilities at Valgrande 6, Alcobendas, Madrid, Spain, (English translation) (4)

4.11	Commercial Lease Agreement between Telvent Servicios Compartidos S.A. and Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros, dated February 25, 2004 for the facilities at Ronda del Tamarguillo, 29 Plantas 1[a] y 2[a], Seville, Spain (English translation) (4)

4.12	Lease Contract between Telvent Edificio Valgrarde, S.L. (now known as Servicios Compartidos S.A.) and Altius Partners S.L., dated July 30, 2003 at Ronda del Tamarguillo, 29 Plantas 1[a] y 2[a], Seville, Spain (English translation) (4)

4.13	Commercial Lease Agreement between Telvent Housing and Decesaris, S.A., dated July 1, 2004 for the facilities at Avda. Montesierra 36, Seville, Spain (English translation) (4)

4.14	Lease Agreement for Premises for Uses Other Than as a Dwelling between Carrierhouse, S.A. (now known as Telvent Housing) and Sertram, S.A., dated June 27, 2001 for the facilities at Acero 30-32, Barcelona, Spain (English translation) (4)

4.15	Lease of Office Space-Southland Park between Metso Automation SCADA Solutions Ltd. (now known as Telvent Canada) and Pensionfund Realty Limited, dated August 7, 2002 for the facilities at 10333 Southport Road S.W., Calgary, AB, Canada. (4)

4.16	Lease Agreement between Telvent USA Inc. and Baker Hughes Incorporated, dated October 16, 2003 for the facilities at 7000A Hollister Road, Houston, Texas. (4)

4.17	Leasehold Contract between Telvent Control System (Beijing) Co., Ltd. and Beijing Development Area Co., Ltd., dated November 15, 2001 (English translation) (4)

4.18	Purchase contract between Telvent Control System (Beijing) Co., and Beijing Development Area Co., Ltd., dated March 17, 2005 (4)

4.19	Leasing Agreement between Sainco Brasil S/A (now known as Telvent Brasil S.A.) and Bargoa S.A., dated January 1, 2003, together with a letter memorializing a discussion held on May 24, 2004 concerning amendments to the terms of the lease (English translation) (4)

4.20	Lease between Telvent Mêxico, S.A. de C.V. and Abengoa Mexico, S.A. De C.V., dated January 1, 2003, as amended by an Addendum dated January 3, 2005 (English translation) (4)

4.21	Lease between Carrierhouse S.A. (now known as Telvent Housing) and MC –Imovest, Sociedade Gestora de Fundos de Investimentos Imobiliarios, S.A. dated June 21, 2000 for the facilities at Severiano Falcao 14, Lisbon, Portugal (4)

Exhibit
Number	Description
4.22	Lease dated June 1, 2004 between Miner and Miner, Consulting Engineers, Inc. and Meyers 4701, LLC with respect to the facilities at 4701 Royal Vista Circle, Windsor, Colorado.

4.23	Two leases both dated July 1, 2005, between Almos Systems Pty. Ltd. and Savterne Pty Ltd. with respect to the facilities at Units 3 and 4, 41 King Edward Road, Osborne Park, Western Australia.

4.24	Lease dated March 11, 1993 between ACT Sigmex B.V. (Almos Systems) and Kroezen Vastgoed Exploitatie B.V. with respect to the facilities at Landzichtweg, 70, 4105 DP Culemborg, Netherlands.

4.25	Credit Agreement Amendment (Facility B Letter of Credit) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated May 12, 2003.

4.26	Credit Facility Amendment (Affiliate Borrowing Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated July 14, 2005.

4.27	Credit Facility Amendment (Availability Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated April 13, 2006.

8.1	Significant Subsidiaries of Telvent

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act)

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act)

(1)	incorporated by reference to the registrant’s Registration Statement on Form F-1 filed on October 4, 2004

(2)	incorporated by reference to the registrant’s Form 6-K filed on November 23, 2004

(3)	incorporated by reference to the registrant’s Registration Statement on Form F-1/A filed on October 18, 2004.

(4)	incorporated by reference to the registrant’s Annual Report on Form 20-F filed on May 13, 2005.
SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
Manuel Sánchez
Chief Executive Officer

Date: May 3, 2006

INDEX TO FINANCIAL STATEMENTS
INCLUDED IN ANNUAL REPORT 20-F:

Report of Independent Registered Public Accounting Firm..........................................................................................	F-2
Consolidated Balance Sheets as at December 31, 2005 and 2004.................................................................................	F-3
Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003...............................	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003..............................	F-6
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003...............	F-8
Notes to Consolidated Financial Statements..................................................................................................................	F-9

Paseo de la Castellana, 43 28046 Madrid Espana Tel. +34 915 684 400 Fax +34 913 083 566
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of Telvent GIT, S.A:
We have audited the accompanying consolidated balance sheets of Telvent GIT, S.A. and its subsidiaries as of December 31, 2005 and December 31, 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telvent GIT, S.A. and its subsidiaries at December 31, 2005 and December 31, 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
PricewaterhouseCoopers
April 3, 2006
Madrid, Spain
PricewaterhouseCoopers Auditores, S.L. - R.M. Madrid, hoja 87.250-1, folio 75, torno 9.267, libro 8.054, sección 3a
Inscrita en el R.O.A.C. con el número SO242 – CIF: B-79031290

Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2005	2004
Assets:
Current assets:
Cash and cash equivalents	€80,010	€80,515
Restricted cash	3,183	8,028
Other short-term investments	709	1,231
Derivative contracts	1,194	4,046
Accounts receivable (net of allowances of € 2,650 in 2005 and € 2,165 in 2004)	92,494	75,653
Unbilled revenues	77,069	36,683
Due from related parties	45,449	37,848
Inventory	11,622	10,760
Other taxes receivable	8,434	8,883
Deferred tax assets	6,043	3,751
Other current assets	1,532	659

Total current assets	€327,739	€268,057
Deposits and other investments	1,870	2,137
Property, plant and equipment, net	52,965	53,586
Long-term receivables and other assets	11,317	3,198
Deferred tax assets	14,446	18,004
Other intangible assets, net	10,143	9,789
Goodwill	16,862	13,689

Total assets	€435,342	€368,460

Liabilities and shareholders’ equity:
Accounts payable	€150,246	€123,278
Billings in excess of costs and estimated earnings	20,417	16,466
Accrued and other liabilities	9,418	7,696
Income and other taxes payable	17,835	11,778
Deferred tax liabilities	3,082	3,096
Due to related parties	11,146	6,194
Current portion of long-term debt	8,515	9,208
Short-term debt	23,958	18,748
Short-term leasing obligations	1,948	1,960
Derivative contracts	1,440	2,602

Total current liabilities	€248,005	€201,026
Long-term debt less current portion	15,310	16,875
Long-term leasing obligations	4,035	4,130
Other long term liabilities	7,507	8,747
Deferred tax liabilities	673	323
Unearned income	211	525

Total liabilities	€275,741	€231,626

Minority interest	1,604	863

Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2005	2004
Commitments and contingencies (Note 18)
Shareholders’ equity:
Common stock, € 3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in capital	40,471	40,319
Deferred compensation	(2,044)	(3,305)
Accumulated other comprehensive income (loss)	2,883	(3,364)
Retained earnings	28,798	14,432

Total shareholders’ equity	€157,997	€135,971

Total liabilities and shareholders’ equity	€435,342	€368,460

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2005	2004	2003
Revenues	€402,369	€312,571	€257,732
Cost of revenues	319,712	245,578	202,149

Gross profit	€82,657	€66,993	€55,583

General and administrative	25,286	21,446	18,807
Sales and marketing	13,023	10,118	9,091
Research and development	14,980	11,060	11,278
Depreciation and amortization	8,225	7,904	5,943
Impairment charges	—	—	1,589

Total operating expenses	€61,514	€50,528	€46,708

Income from operations	€21,143	€16,465	€8,875
Financial expense, net	(3,432)	(2,313)	(4,381)
Other income (expense), net	—	88	(665)

Total other income (expense)	€(3,432)	€(2,225)	€(5,046)

Income before income taxes	€17,711	€14,240	€3,829
Income tax expense (benefit)	2,972	4,749	(809)

Net income before minority interest	€14,739	€9,491	€4,638
Loss/(profit) attributable to minority interests	(373)	654	(124)

Net income	€14,366	€10,145	€4,514

Earnings per share
Basic and diluted net income per share	€0.49	€0.47	€0.23

Weighted average number of shares outstanding
Basic and diluted	29,247,100	21,775,752	20,000,000

The consolidated statements of operations include the following income and (expense) items from transactions with related parties. See Note 22 to the consolidated financial statements:

	Year Ended December 31,
	2005	2004	2003
Revenues	€22,635	€16,223	€15,914
Cost of revenues	(10,236)	(7,410)	(7,329)
General and administrative	(4,254)	(1,323)	(1,198)
Financial (expense), net	(321)	(135)	(527)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income before minority interest	€14,739	€9,491	€4,638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,625	9,015	5,945
Impairment of investments held at cost	—	—	1,589
Net foreign exchange losses	849	882	3,535
Allowance for doubtful accounts	485	307	1,627
Deferred income taxes	1,602	(6,364)	4,356
Compensation related to the stock compensation plan	1,413	2,258	407
Gains on sales of investments	—	(88)	—
Change in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(16,019)	8,195	2,534
Inventory	(1,136)	3,166	7,343
Unbilled revenues	(36,917)	(10,830)	(7,289)
Related parties receivable and other assets	(5,614)	3,145	(19,809)
Billings in excess of costs and estimated earnings on uncompleted contracts	3,951	5,237	(4,989)
Accounts payable, accrued and other liabilities, related parties payable	42,001	(7,484)	4,545
Due to temporary joint ventures	(11,515)	8,129	—

Net cash provided by operating activities	€4,464	€25,059	€4,432

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	4,845	(8,028)	49,681
Due from related parties	(5,018)	2,651	(5,915)
Purchase of property, plant & equipment	(3,894)	(4,931)	(3,547)
Acquisition of subsidiaries, net of cash	(4,957)	(7,043)	(20,428)
(Acquisition) disposals of investments	789	30,889	(765)
Recovery of cost of guarantees	—	—	869

Net cash (used in) provided by investing activities	€(8,235)	€13,538	€19,895

Cash flows from financing activities:
Proceeds from long-term debt	9,196	1,982	16,894
Repayment of long-term debt	(15,128)	(11,371)	(1,588)
Proceeds and repayment of short-term debt, net	5,210	(5,439)	5,922
Proceeds from issuance of common stock, net	—	60,518	—
Due to related parties	3,099	(30,183)	(40,088)
Capital contributions related to Telvent Factory Holding AG	—	(3,624)	—
Dividends paid	—	—	(6,197)

Net cash provided by (used in) financing activities	€2,377	€11,883	€(25,057)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (cont.)
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2005	2004	2003
Net (decrease) increase in cash and cash equivalents	€(1,394)	€50,480	€(730)
Net effect of foreign exchange in cash and cash equivalents	889	(950)	(4,266)
Cash and cash equivalents at the beginning of period	69,582	27,735	32,731
Joint venture cash and cash equivalents at the beginning of period	10,933	3,250	—

Cash and cash equivalents at the end of period	€80,010	€80,515	€27,735

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€1,153	€439	€167
Interest	€5,802	€6,419	€8,254

Non-cash transactions:

Capital leases (Note 18)	€2,622	€5,168	€—
Bilateral credit agreement between related parties (Note 22)	€—	€24,537	€—
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
(In thousands of Euros, except share and per share amounts)

						Accumulated
			Additional		Deferred	Other	Total
	Ordinary Shares		Paid-in	Retained	Stock	Comprehensive	Shareholders’
	Shares	Amount	capital	Earnings	Compensation	Income / (Loss)	Equity
Balance, December 31, 2002	20,000,000	€60,101	€—	€2,346	€—	€(1,254)	€61,193
Comprehensive income:
Net Income	—	—	—	4,514	—	—	4,514
Unrealized gains on available-for-sale securities, net of taxes of €575	—	—	—	—	—	1,068	1,068
Foreign currency translation adjustment	—	—	—	—	—	(245)	(245)

Total comprehensive income							5,337
Dividends paid	—	—	—	(6,197)	—	—	(6,197)

Balance, December 31, 2003	20,000,000	€60,101	€—	663	€—	€(431)	€60,333
Comprehensive income:
Net Income	—	—	—	10,145	—	—	10,145
Unrealized gains on available-for-sale securities, net of taxes of €575	—	—	—	—	—	(1,068)	(1,068)
Effect of the sale of securities and affiliates to related parties	—	—	—	3,624	—	704	4,328
Foreign currency translation adjustment	—	—	—	—	—	(2,569)	(2,569)

Total comprehensive income							10,836
Issuance of common stock	8,700,000	26,144	35,284	—	—	—	61,428
Issuance of common stock due to exercise of green shoe option	547,100	1,644	1,872	—	—	—	3,516
Expenses related to share offering			(7,059)	—	—	—	(7,059)
Share offering expenses paid by Abengoa	—	—	3,784	—	—	—	3,784
Reclass of stock compensation, net to shareholders’ equity			6,438	—	(3,942)	—	2,496
Amortization of stock compensation	—	—	—	—	637	—	637

Balance, December 31, 2004	29,247,100	€87,889	€40,319	14,432	€(3,305)	€(3,364)	€135,971
Comprehensive income:
Net Income	—	—	—	14,366	—	—	14,366
Foreign currency translation adjustment	—	—	—	—	—	6,247	6,247

Total comprehensive income							20,613
Reclass of stock compensation, net to shareholders’ equity	—	—	152	—	—	—	152
Amortization of stock compensation	—	—	—	—	1,261	—	1,261

Balance, December 31, 2005	29,247,100	€87,889	€40,471	€28,798	€(2,044)	€2,883	€157,997

The accompanying notes are an integral part of these consolidated financial statements.

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
Telvent is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Environment, Traffic, Transport) primarily in Europe, North America, Latin America (including Mexico) the Asia-Pacific region, and the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their core operations, business processes, and customer services.
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
2. Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements of Telvent, together with its subsidiaries, include the accounts of all majority-owned domestic and foreign subsidiaries and variable interest entities that are required to be consolidated. All intercompany profits, transactions and balances have been eliminated upon consolidation. Investments in joint ventures and other entities over which the Company does not have control, but does have the ability to exercise significant influence over the operating and financial policies, are carried under the equity method. There were no such investments at December 31, 2005 and 2004. Non-marketable equity investments in which the Company does not exercise control or have significant influence over the operating and financial policies are accounted for using the cost method subject to other-than-temporary impairment.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Cash and Cash Equivalents and Restricted Cash
The Company considers all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents.
At December 31, 2004, there were deposits amounting to € 8,028, which constituted a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits were restricted for use until the cash was received by the third party, which released the Company’s obligation. The

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
cash was received from third parties during the first quarter of 2005, and we have thus been released from the restriction.
At December 31, 2005, there are deposits amounting to € 3,183, which also constitute a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party, which thereby releases the Company’s obligation.
As of December 31, 2005, the Company has the following cash equivalents:

			Maturity
Financial fund	Name	Currency	Date	Amount
ABN Funds	Interest Growth Fund	Euro	Daily	6,000
	Euro Plus Fund	Euro	Daily	4,270
	Global Liquidity Fund	Euro	Daily	4,860
Deutsche Bank Funds	DWS Institutional Money Plus	Euro	Daily	14,882

			Subtotal	€30,012

			Maturity
Deposit bank	Name	Currency	Date	Amount
Banque Nationale de Paris (BNP)	BNP 2.25 % per annum	Euro	Daily	18,723

		Subtotal		€18,723

			Total	€48,735

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
Financial Instruments
Available-for-Sale Securities
The Company classifies all debt and marketable equity securities as available-for-sale. These are reported at fair value on the balance sheet with unrealized gains and losses reported as a component of accumulated other comprehensive income within shareholders’ equity. There were no such investments at December 31, 2005.
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
Although the forward exchange contracts and interest rate caps are used solely as economic hedges, these transactions are currently recorded at fair value within the balance sheet with related gains and losses recorded in earnings, as the Company has not yet started to apply hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities for these transactions. The Company will begin to apply hedge accounting in 2006.
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
Factoring of Trade Receivables
The Company has entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of approximately
€ 75,667 of cash for the year ended December 31, 2005 and € 65,010 for the year ended December 31, 2004 on available trade accounts receivable. Under the factoring agreements, the Company sells on a revolving and non-recourse basis, certain of its trade accounts receivable (“Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because the Company has relinquished control of the Pooled Receivables and the Company does not maintain any continuing involvement with the sold assets. Accordingly, Pooled Receivables sold under these facilities are excluded from receivables in the accompanying balance sheet. The Company incurs commissions of approximately 0.15% to 0.30% of the Pooled Receivable balance. The commission and interest expense are recorded as a charge to earnings in the period in which they are incurred as the commission and interest expense is in effect a loss on the sale of the asset. The total amount of commission expense included in financial expense for the years ended December 31, 2005, 2004 and 2003 was € 1,446, € 1,202 and € 1,220, respectively.
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
Property, Plant and Equipment
Property, plant and equipment are recorded at historical cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and surface rights	20 years
Integral equipment	3 - 20 years
Furniture and fixtures	7 - 10 years
Computer equipment	3 - 4 years
Vehicles	5 - 12 years
Other	3 - 7 years
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

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price of identifiable tangible and intangible net assets over the fair value of these net assets as of the date of acquisition. Other intangible assets represent the fair value of intangible assets identified on acquisition. The Company applies the provisions of SFAS 142, Goodwill and Other Intangible Assets, which require that goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, not be amortized. SFAS 142 also requires that goodwill and certain intangible assets be assessed annually for impairment using fair value measurement techniques.
Other intangible assets represent identifiable intangibles with a finite life and are recorded at fair value at the date of acquisition and are amortized using the straight-line method over the following estimated useful lives:

Software licenses Purchased software technology	4 years 3 - 10 years
Customer contracts and relationships	2 - 10 years
In process research and development	1 year
Maintenance costs in relation to software technology are expensed in the period in which they are incurred.
The Company has recorded an intangible for acquired customer relationships due to the fact that the Company has historically experienced a high incidence of repeat business for system sales and ongoing service support. The Company identified both contractual and non-contractual customer relationships (as distinct from contractual backlog) in its oil, gas and water, transit, electric utilities and remote terminal units (RTU) parts and repair businesses. The customer relationship intangible is being amortized over a ten-year period as the cash flows show strong and consistent net inflows over a ten-year period. Straight-line amortization was chosen for customer relationships because of relatively consistent expected cash flows over the ten-year useful life. In-process research and development acquired in a business combination is fully amortized after acquisition.
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
Products and Services Solutions (Projects)
The Company provides products and services solutions generally under short and long-term fixed-price contracts. The contracts periods range from 3 months to approximately 3 years in length. Income for these contracts is recognized following the percentage-of-completion method, measured by the cost-to-cost method. The revenue earned in a period is based on total actual costs incurred plus estimated costs to completion.
Billings in excess of recognized revenues are recorded in “Billings in excess of costs and estimated earnings”. When billings are less than recognized revenues, the differences are recorded in “Unbilled revenues”.

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. In the event that a loss is anticipated on the contract, it is immediately recognized in income. Changes in job performance, job conditions, and estimated profitability, and changes to the job scope may result in revisions to costs and income and are recognized in the period in which the revisions are determined.
Additionally, since the acquisition of Miner & Miner, part of our products and services solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with SOP No. 97-2, “Software Revenue Recognition” and SOP 81-1. For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-shipment obligations, including the production, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term, or other factors appropriate to the individual contract of sale.
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
The Company receives funds under capital grants from government agencies and other third parties, primarily for the purposes of research and development projects. Amounts received from such parties have been included in unearned income in the balance sheet and are amortized into income during the period in which the services are performed and the cost is incurred.
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
Advertising
Advertising costs are expensed as incurred. Advertising expense amounted to approximately € 1,797, € 1,250, and € 954 in 2005, 2004 and 2003, respectively.
Research and Development
Expenditures on research and development are expensed as incurred. The types of cost included in research and development expense include salaries, software, contractor fees, supplies and administrative expenses related to research and development activities.
Earnings Per Share
A basic earnings per share measure is computed using the weighted average number of common shares outstanding during the period. There were no instruments outstanding during the years ended December 31, 2005, 2004 and 2003 that would have a dilative impact on the earnings per share calculation and accordingly, a separate fully diluted earnings per share measure is not presented.
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
The weighted average number of shares outstanding is calculated using the average number of days for each year
Foreign Currency Translation
The functional currency of the Company’s wholly owned subsidiaries is the local currency in which they operate; accordingly, their financial statements are translated into the Euro using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenues, expenses, gains and losses within the statement of operations. Shareholders’ equity accounts are translated at historical exchange rates. Translation adjustments related to the balance sheet are included in accumulated other comprehensive income as a separate component of shareholders’ equity.
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
Other Comprehensive Income (Loss)
Other comprehensive income (loss), which is reported in the accompanying statement of shareholders’ equity, consists of net income (loss) and other gains and losses affecting equity that are excluded from net income. For the years ended December 31, 2005, 2004 and 2003, the Company’s comprehensive income consisted of unrealized gains and losses on available for sale securities and the cumulative currency translation adjustment.
In addition to the foreign exchange movements, during the year ended December 31, 2004 the Company recorded adjustments related to the sale of certain subsidiaries to an entity under common control, which was recorded as a capital contribution directly to retained earnings because under Spanish law, the Company is not allowed to affect additional paid-in capital unless the transaction relates to an issuance of capital.
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
Stock Compensation Plan
The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its formula based stock purchase plan. Compensation expense is recognized in earnings at the balance sheet date based on a formula with the exception of shares granted after January 1, 2003, where compensation expense has been recognized based on the excess, if any, of the fair-value of the Company’s stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. The Company discloses pro forma earnings and earnings per share to reflect compensation costs in accordance with the methodology prescribed under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).
As the adoption of SFAS No.123R has not yet come into effect the Company, as allowed by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure has elected to continue to utilize the

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
accounting method prescribed by APB 25. The applicable disclosure requirements of SFAS 148 have been provided below for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,
	2005	2004	2003
Net income as reported	€14,366	€10,145	€4,514
Add share-based compensation cost included in net income as reported	€1,413	€2,258	€407
Less share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards	€2,523	€2,710	€2,408
Pro forma net income if the fair value based method had been applied to all awards	€13,256	€9,693	€2,513

Basic and diluted earnings per share as reported in Euro	€0.49	€0.47	€0.23
Pro forma basic and diluted earnings per share in Euro	€0.45	€0.45	€0.13
As the shares sold under the incentive plan consist of unvested stock, the fair value applied to arrive at the pro forma earnings and per share data was the estimated market value on the grant date.
Income Taxes
Up to January 1, 2004, the Company filed its income tax as part of the consolidated tax group of our majority shareholder Abengoa, S.A. using the separate return basis. Following the rules for tax consolidation in Spain, subsidiaries in which more than a 75% interest is owned can be consolidated for tax purposes. The remaining companies will file taxes on a stand-alone basis. The income tax provision in the consolidated financial statements of the Company reflected in 2003 Telvent’s portion of taxes from the Abengoa Group and any taxes incurred on its stand-alone filings. Such provisions differ from the amounts currently receivable or payable because certain items of income are recognized in different time periods for financial reporting purposes than for income tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The Company records tax loss carry-forwards as deferred tax assets to the extent that they are more likely than not to be recovered in future periods. The Company’s temporary differences include allowances for research and development activities, employee training and export activities.
Following our initial public offering (our ¨IPO¨) in October of 2004, and the consequent dilution of Abengoa’s ownership interest in Telvent, the Company and some of its subsidiaries were excluded from the Abengoa consolidated tax group. Thus, for the year ended December 31, 2004 all Telvent companies filed taxes on a stand-alone basis. Since January 1, 2005, the Company and some of its subsidiaries have formed a new tax group.
Reclassifications
Certain prior period amounts have been reclassified to conform with the current period presentation.
3. Recent Accounting Pronouncements
In December 2004, the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (SFAS 123R). SFAS 123R requires that companies expense the value of employee stock options and other awards. SFAS 123R allows companies to chose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. On April 15, 2005, the SEC issued a Final Rule amending the compliance date of SFAS 123R. Thus, SFAS 123R will be effective for us beginning January 1, 2006. SFAS 123R will have an impact upon adoption, as we will be required to record the fair value of the shares purchased by employees under the Abengoa compensation plan. The expected impact is approximately the same as the pro forma amount disclosed in the “Stock Compensation Plan” note above.

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
In April 2005, the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Corrections (“SFAS 154”), requiring retrospective application as the method for reporting a change in accounting principle, unless impracticable or a pronouncement includes specific transition provisions. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.
SFAS 154 carries forward the guidance in APB Opinion No. 20, Accounting Changes, for the reporting of the correction made in fiscal years beginning after December 15, 2005. SFAS 154 is not expected to have a material effect on Telvent’s consolidated financial position or results of operations.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments”. This standard amends the guidance in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The provisions of SFAS No. 155 nullify or amend certain Derivatives Implementation Group (DIG) Issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140”. This standard amends the guidance in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:
a.	A transfer of the servicer’s financial assets that meets the requirements for sale accounting;

b.	A transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”; or

c.	An acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.
SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
4.- Accounts Receivable
Accounts receivable consist of:

	Year Ended December 31,
	2005	2004
Trade accounts receivable	€93,455	€76,451
Payroll advances	1,689	1,367
Allowances for doubtful accounts	(2,650)	(2,165)

	€92,494	€75,653

The following analysis details the changes in the Company’s allowances for doubtful accounts during the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,
	2005	2004	2003
Balance at beginning of the year	€2,165	€2,145	€646
Increase in allowances during the year	485	307	1,627
Write-offs during the year	—	(287)	(128)

Balance at the end of the year	€2,650	€2,165	€2,145

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
5. Other Short-Term Investments
The following is a summary of the Company’s other short-term investments as of December 31, 2005 and 2004:

	Year Ended December, 31
	2005	2004
Investment funds and other investments	€510	€904
Short-term guarantee deposits	199	327

	€709	€1,231

The Company’s investment funds and other short-term investments consist of the following:

	As of December 31,
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2005:
Foreign Government debt	€1	€—	€—	€1
Investment funds	509	—	—	509

	510	—	—	510

December 31, 2004:
Equity securities	106	—	€—	€106
Foreign Government debt	241	—	5	236
Investment funds	562	—	—	562

	€909	€—	€5	€904

The contractual maturities of the Company’s debt securities held as investments were as follows:

	As of December 31, 2005
		Estimated
	Cost	Fair Value
Less than one year	€509	€509
One to five years	1	1

	€510	€510

6. Deposits and Other Investments
Deposits and other investments consist of the following:

	Year Ended December 31,
	2005	2004
Deposits for rentals and customers	€1,761	€1,763
Other investments	109	374

	€1,870	€2,137

Joint Ventures
The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
These joint ventures are variable interest entities as they have no equity and are operated through a management committee comprised of equal representation from each of the ventures, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all ventures. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.
In accordance with its transition provisions, as of January 1, 2004, the Company applied FIN 46-R to all variable interest entities created prior to January 31, 2003. Prior period financial statements have not been restated. Since these entities were previously equity accounted for, the impact of consolidation of certain of these variable interest entities where the Company is the primary beneficiary did not result in a cumulative effect of an accounting change.
In 2004, the company applied FIN 46-R to all remaining joint ventures created after January 1, 2004. As such, all joint ventures in which the Company is the primary beneficiary are consolidated. The increase in total assets from these consolidated entities amounted to € 39,868 and
€ 32,738 as of December 31, 2005 and 2004 respectively. Total revenue recognized with respect to these consolidated joint ventures was
€ 42,403, including € 31,684 of revenues of other ventures in these arrangements, during the twelve months ended December 31, 2005. During the corresponding period in 2004, revenue recognized with respect to these consolidated joint ventures was € 40,125, including € 30,820 of revenues of other ventures in these arrangements. Corresponding costs due to other joint ventures of € 31,528 and € 30,727, are recognized in cost of revenues as of December 31, 2005 and 2004, respectively. These revenues and equivalent cost of revenues were recognized based on the billings of the other venturers to the UTE. There are no consolidated assets that are collateral for the UTEs’ obligations. The effect in operating cash flow was a decrease of € 10,560 and an increase of € 8,371 (including € 11,515 and € 8,129 of changes in operating assets and liabilities) for the year ended December 31, 2005 and 2004, respectively. The enterprise’s maximum exposure to loss related to performance guarantees given by Telvent as a result of its involvement with the UTEs that are not consolidated is € 2,317.
7. Long-term Receivables and Other Assets
Long-term receivables and other assets consists of the following:

	As of	As of
	December 31,	December 31,
	2005	2004
Long-term receivables	€11,127	€3,046
Other assets	190	152

	€11,317	€3,198

As of December 31, 2005 long-term receivables consist mainly of a trade note receivable to be collected monthly over a period of twenty years, starting in 2006, in relation to the execution of our El Toyo digital city project. In connection with this receivable, on November 10, 2005 we also signed a Credit Agreement with Unicaja (Note 15), established on a non-recourse basis until the customer accepts delivery of the above mentioned project in its turn-key phase.
8. Inventory
Inventory consists of the following:

	Year Ended
	December 31,
	2005	2004
Raw Materials	€2,233	€619
Work-in-progress	9,389	10,141

	€11,622	€10,760

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
9. Property, Plant and Equipment
Property, plant and equipment consists of the following:

	Year Ended December, 31
	2005			2004
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land and buildings	€5,292	€(3,597)	€1,695	€4,253	€(3,196)	€1,057
Integral equipment	54,327	(11,455)	42,872	52,223	(8,823)	43,400
Furniture and fixtures	5,876	(4,496)	1,380	5,071	(4,125)	946
Computer equipment	11,914	(10,469)	1,445	8,853	(6,875)	1,978
Vehicles	527	(443)	84	670	(355)	315
Capital leases	15,083	(9,763)	5,320	12,461	(7,091)	5,370
Other	314	(145)	169	657	(137)	520

	€93,333	€(40,368)	€52,965	€84,188	€(30,602)	€53,586

Total depreciation expense for property, plant and equipment other than leases for the years ended December 31, 2005, 2004 and 2003 was € 3,220, € 4,017 and € 1,826, respectively. Additionally there are € 665, € 1,111 and € 863 of depreciation included in “Cost of revenues” for the years ended December 31, 2005, 2004 and 2003, respectively.
Total depreciation expense for capitalized leases for the years ended December 31, 2005, 2004 and 2003 was € 917, € 541 and € 555, respectively. Additionally there are € 1,735, € 875 and € 664 of depreciation included in “General and Administrative” for the years ended December 31, 2005, 2004 and 2003 respectively.
10. Other Intangible Assets
Intangible assets consist of the following:

	Year Ended December 31,
	2005			2004
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Value
Intangible assets, subject to amortization:
Software licenses	€6,386	€(6,146)	€240	€4,461	€(3,513)	€948
Customer contracts and relationships	9,420	(3,872)	5,548	6,933	(2,282)	4,651
Purchased software technology	7,785	(3,845)	3,940	5,759	(1,929)	3,830
In- process research and development	368	(368)	—	—	—	—

Total intangible assets subject to amortization	€23,959	€(14,231)	€9,728	€17,153	€(7,724)	€9,429

Intangible assets, not subject to amortization:
Brand names	€415	€—	€415	€360	€—	€360

Total	€24,374	€(14,231)	€10,143	€17,513	€(7,724)	€9,789

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Total amortization expense for other intangible assets for the years ended December 31, 2005, 2004 and 2003 was € 4,088, € 3,582 and
€ 2,900, respectively. Based on the amount of intangible assets subject to amortization at the end of 2005, the expected amortization for each of the next five years is as follows:

(Unaudited)
Year ended
December, 31
2006	2,574
2007	2,505
2008	1,167
2009	809
2010	666
Thereafter	2,007

€9,728

11. Acquisitions
Acquisition of Miner & Miner
On December 10, 2004, the Company acquired 70% of the issued and outstanding shares of Miner & Miner Consulting Engineers, Inc. (“Miner & Miner”), a world leader in the development and implementation of Geographical Information Systems (“GIS”) software for utilities, for a total purchase price of € 6,184 (including acquisition expenses of € 393). The total consideration consisted of an upfront payment of $3,831
(€ 2,813) and a promissory note of $4,056 (€ 2,978). On April 5, 2005 the Company paid the deferred payment on this acquisition, in the amount of € 3,147.
In addition, as part of the agreement, if Miner & Miner’s financial performance for the period December 1, 2004 through December 31, 2005 met a minimum target level, Telvent would be obligated to purchase the remaining 30% of the shares for a purchase price determined by a financial performance formula. See “subsequent events” note to these consolidated financial statements.
Acquisition of Almos Systems
On July 6, 2005, Telvent completed the acquisition of 100% of Almos Systems, a Perth, Australia headquartered company and a market-leading supplier of meteorological solutions. The purchase price for this acquisition was € 4,000, (which includes € 1,500 to be paid one year after the acquisition) plus a payment for cash on hand of € 1,842 and a deferred, contingent and variable payment based on Almos Systems meeting certain income targets over a period ending June 30, 2006.
During the last quarter of 2005, the Company completed its purchase price allocation. The fair value of the assets acquired and liabilities assumed was greater than the purchase price. Therefore, a pro-rata reduction of the intangible assets identified has been performed, and the maximum amount of contingent consideration has been recorded as a liability, leaving the following purchase price allocation:

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

As of
July, 6
2005
Cash and cash equivalents	€2,641
Other current assets	3,771
Tangible assets	190
Liabilities assumed	(1,525)
Intagible assets:
Customer contracts and relationships	1,219
Software technology	928
In process R&D	368
Goodwill	—
Maximum amount of contingent consideration	(1,750)

Total purchase price	€5,842

The amortization periods for major classes of intangible assets are described in Note 2 to the consolidated financial statements. In process R&D has been written-off in the period and is included in the “research and development” line item of the 2005 consolidated statement of operations.
The result of operations of Almos Systems have been included in the Company’s Environment segment from the date of its acquisition.
Pro forma revenues and income from operations would have been as follows if the acquisition had occurred as of the beginning of the year ended December 31, 2005 and 2004, respectively:

	Year ended December 31,
	2005	2004
	(Unaudited)
Revenues	€407,806	€322,322
Income from operations	€21,589	€18,918

Net Income	14,666	12,608
EPS	0.50	0.58
12. Goodwill
As discussed in Note 2, the Company applies SFAS 142, which requires companies to cease amortizing goodwill and certain intangible assets with an indefinite useful life. SFAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142 and annually thereafter.
During the fourth quarter of every year, the Company performs its annual impairment review for goodwill and other intangible assets. Based on the results of the impairment review no charge for impairment has been required.
The following analysis details the changes in the Company’s goodwill during 2005 and 2004:

	Year Ended December 31,
	2005	2004
Balance at the beginning of the year	€13,689	€11,347
Acquisition of XBU-Xwave Solutions Inc.	—	564
Acquisition of Miner & Miner Consulting Engineers	614	1,964
Effects of foreign exchange rate on goodwill	2,559	(186)

Balance at the end of the year	€16,862	€13,689

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
The total balance of goodwill at December 31, 2005 and 2004 has been assigned entirely to the “energy” segment.
13. Accrued and Other Liabilities
Accrued and other liabilities consist of the following:

	As of December 31,
	2005	2004
Payroll, accrued vacation and other employee benefits	€4,514	€3,024
Notes Payable	1,500	2,986
Current portion of government loans	1,654	1,686
Contingent consideration on Almos acquisition	1,750	—

	€9,418	€7,696

As of December 31, 2005 notes payable included the deferred payment on the Almos Systems acquisition in the amount of € 1,500. As of December 31, 2004 notes payable included the deferred payment on the Miner & Miner acquisition, which was paid in April 2005.
14. Short-Term Debt

	As of December 31,
	2005	2004
Due under short-term credit facilities	€4,204	€—
Banco de Andalucia	1,540	—
Caja de Ahorros y Monte de Piedad de Madrid	690	—
Advance payments	12,953	14,947
Other short-term debt	4,571	3,801

	€23,958	€18,748

Short-term debt consists of amounts drawn down under credit facilities that the Company has with various financial institutions.
In 2005, in order to finance the working capital requirements of our operations in Brazil, we obtained credit facilities with several banks (Safra Bank, Citibank, Bank of Boston, Banco Santander Central Hispano and Banco Fibra). These credit facilities allow us to borrow up to Brazilian Real 35.4 million (€ 13.1 million) and are secured by Abengoa. This limit can be used for letters of credit, guarantees and bank overdrafts. As of December 31, 2005, € 4,204 was outstanding under these facilities.
As of December 31, 2005 short-term debt also included € 1,540, under a new line of credit established by the Company, acting together with Saes Capital, our other partner in Sainsel, with Banco de Andalucía (this new line of credit allows us to borrow up to € 2.0 million) and € 690 under a line of credit established by the Company, acting together with Instalaciones Inabensa, S.A. as a temporary consortium, with Caja de Ahorros y Monte de Piedad de Madrid.
Furthermore, as of December 31, 2005 and 2004, respectively, advance payments consisted primarily of inter-company receivables in connection with commercial transactions in the normal course of business, where the group has received advanced payments from the financial institutions.

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
15. Long-Term Debt
Long-term debt consists of the following:

	As of December 31,
	2005	2004
Total long-term debt	€23,825	€26,083
Current portion of long-term debt	(8,515)	(9,208)

Long-term debt less current portion	€15,310	€16,875

The Company has entered into borrowing arrangements outstanding as of December 31, 2005 for working capital requirements, general corporate purposes and for financing certain hosting activities in Spain.
The total principal amount outstanding with each counter party, less the corresponding current portion at December 31, 2005 and 2004 is as follows:

	Year Ended December 31, 2005
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
Fortis Bank	€3,159	€3,159	€—
LaSalle Bank	2,684	1,063	1,621
Caja Madrid	1,516	393	1,123
ING and Liscat	6,847	3,546	3,301
Bank of Communications	702	101	601
Unicaja	8,917	253	8,664

	€23,825	€8,515	€15,310

	Year Ended December 31, 2004
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
Fortis Bank	€5,647	€2,488	€3,159
LaSalle Bank	7,008	889	6,119
Caja Madrid	2,187	525	1,662
ING and Liscat	11,241	5,306	5,935

	€26,083	€9,208	€16,875

Telvent Housing obtained a secured loan of € 10,000 from Fortis Bank in March 2003, which bears interest at twelve-month EURIBOR plus 1.25% and matures on September 2006. Abengoa guarantees the loan and Telvent Housing has granted a lien over certain of its assets to secure this loan.
Telvent Canada Ltd. has two separate credit facilities with LaSalle Bank obtained in May 2003 for working capital purposes and in part to finance the acquisition of the NMS division of Metso. The first facility (“Facility A”) is a secured revolving credit line up to US $8,000
(€ 5,874). Availability to funds under Facility A is based on a monthly borrowings base formula determined as a percentage of eligible accounts receivable and inventory of Telvent Canada Ltd. Amounts withdrawn under Facility A cannot exceed US $8,000.
The second facility (“Facility B”) is a term loan in the amount of US $5,500 (€ 4,038). This second facility contains certain restrictive covenants including requirements to allocate excess cash flow to Telvent Canada Ltd. to reduce amounts owned under Facility B on an annual basis. Both facilities bear interest at a rate of LIBOR or a base rate index plus an applicable margin. Also, both facilities mature in March 2008. LaSalle Bank has a first security interest in all assets and equity of Telvent Canada Ltd. and Telvent USA Inc. As part of the credit

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
facilities agreement, Telvent Canada is restricted from paying dividends to the Company without prior written consent of the bank. As of December 31, 2005, the Company was in compliance with all covenant requirements.
Telvent Energia y Medio Ambiente S.A. borrowed € 3,642 from Caja de Ahorros y Monte de Piedad de Madrid in October 2001. The loan bears interest at a rate of three-month EURIBOR plus 0.60% and matures in October 2008. Any future issuances of debt from Telvent Energia y Medio Ambiente S.A. will be subordinated debt to that agreement until its repayment.
Telvent Housing has entered into three financing arrangements, one with ING and two with Liscat. The first financing arrangement with Liscat of € 6,702 was established in December 2002 and originally matured in May 2006. Interest is payable monthly at a rate of twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility. In 2005 the Company has renewed the maturity of this loan, from May 2006 to April 2010.
The financing arrangement with ING of € 10,854 was established in December 2002 and matures in June 2006. Interest is payable on a monthly basis at twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility.
The second financing arrangement with Liscat of € 3,296 was established in November 2003 and originally matured in April 2007. Interest is payable on a monthly basis at twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility. In 2005 the Company has renewed the maturity of this loan, from April 2007 to April 2010.
On March 17, 2005, the Company signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing to establish the China headquarters for Telvent. Forty percent of the total purchase price of Rmb 9,384 (€ 963) was paid on closing and the balance was financed by an 8-year mortgage, which we entered into on May 25, 2005 with the Bank of Communications.
On November 10, 2005 the Company signed a new Credit Agreement with Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja). The total amount available to us under this new facility is € 12.6 million. This Credit Agreement has been obtained in connection with El Toyo Digital City Project, and has been established on a non-recourse basis until the customer accepts delivery in the turn-key phase of the project. The term of the new credit agreement is 22 years, and the interest rate is Euribor + 1%, on a monthly basis. The amount outstanding under this agreement at December 31, 2005 was € 8,917.
16. Other Long-Term Liabilities
Other long-term liabilities consist of the following:

	As of December 31,
	2005	2004
Government loans excluding current portion	€3,841	€5,544
Long-term customer deposits	1,726	1,595
Other long-term obligations	1,940	1,608

	€7,507	€8,747

Government Loans
The Company receives interest-free five-year loans from the Spanish Science and Technology Ministry for research and development purposes. These loans also provide a two-year grace period before repayments of principal must begin. The current portion of government loans of
€ 1,654 and € 1,686, as of December 31, 2005 and 2004 respectively, is included within “Accrued and other liabilities” (Note 13).
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
Maturity of Debt and Similar Obligations
The aggregate principal repayment of short-term debt, long-term debt and government loans, including amounts shown under current liabilities, required in each of the next five fiscal years and thereafter are as follows:

	Year Ending December 31,
	Current
	Portion of		Long-Term
	Long-Term	Short-Term	Debt Less
	Debt	Debt	Current Portion	Government Loans	Total
2006	€8,515	€23,958	€—	€1,654	€34,127
2007	—	—	3,658	1,598	5,256
2008	—	—	2,082	977	3,059
2009	—	—	1,549	644	2,193
2010	—	—	1,354	323	1,677
Thereafter	—	—	6,667	299	6,966

	€8,515	€23,958	€15,310	€5,495	€53,278

17. Financial Instruments
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, securities and accounts receivable. The Company generally does not require collateral from its customers. During the years ended December 31, 2005 and 2004, no customer comprised greater than 10% of the accounts receivable balance or more than 10% of revenues.
Derivatives
The majority of the Company’s assets, liabilities, sales and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the US dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the US dollar or the Euro that are managed against the relevant functional currency or the Euro.
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
Although the forward exchange contracts are used solely as economic hedges, hedge accounting has not been applied for the years ended December 31, 2005, 2004 and 2003, and thus the contracts have been recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency.

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of December 31, 2005
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Euro/ US Dollar versus:
US Dollars	€435	€7,336	€312	€6,150
Brazilian Reais	—	—	521	3,243
Mexican Pesos	158	10,929	—	—
Canadian Dollars	601	17,010	406	23,458
Maroc Dirhams	—	—	7	614
Jordan Dinars	—	—	47	1,127
Qatari Riyals	—	—	147	3,622

	€1,194	€35,275	€1,440	€38,214

	As of December 31, 2004
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Euro/ US Dollar versus:
US Dollars	€1,061	€6,695	€1,024	€5,526
Japanese Yen	503	4,507	503	4,507
Brazilian Reais	149	704	150	1
Mexican Pesos	594	6,956	—	—
Canadian Dollars	1,139	9,110	925	13,103

	€3,446	€27,972	€2,602	€23,137

The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
Not included in the table above as of December 31, 2004 is the fair value of an option related to the Miner & Miner acquisition. Such option has been reclassified to goodwill in 2005 (Note 12).
The Company is also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2006 and 2008. The exposure of the Company is limited to the premiums paid to purchase the caps. No premiums were paid during the years ended December 31, 2005 or 2004. Outstanding notional values were € 23,480 as of December 31, 2005 and 2004. The fair value of the caps was € 0.1 and € (1) as of December 31, 2005 and 2004, respectively and is recorded within “Other Assets” in the consolidated balance sheet.
The Company does not use any other derivatives. For the years ended December 31, 2005, 2004 and 2003, the Company recognized net (losses) and gains of € (1,090), € 1,945 and € (1,766) in earnings from the mark to market of the derivatives described above, respectively.
Fair Values of Financial Instruments
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
Cash, Accounts Receivable and Accounts Payable
The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturity of these instruments, unless otherwise indicated.
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
The carrying value and estimated fair value of financial instruments are presented below:

	As of December 31,
	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash (including restricted cash)	€83,193	€83,193	€88,543	€88,543
Available-for-sale securities and other-term investments	709	709	1,231	1,231
Accounts receivable	94,494	94,494	75,653	75,653
Derivatives	1,194	1,194	3,446	3,446

Liabilities:
Short-term debt	23,958	23,958	18,748	18,748
Long-term debt including current portion	23,825	23,825	26,083	26,083
Other long-term liabilities	7,507	7,286	8,747	8,394
Derivatives	1,440	1,440	2,602	2,602
18. Commitments and Contingencies
Commitments
On February 22, 2006, the Company paid US $6,812 (€ 5,731) for the remaining 30% of Miner and Miner Consulting Engineers. The Company initially acquired 70% of the issued and outstanding shares of Miner & Miner in December 2004.

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Leases
The Company leases corporate buildings that it classifies as operating leases. Computer equipment and machinery used in the normal course of business and that meet the relevant criteria are classified as capital leases. The capital leases generally require interest payments based on EURIBOR plus 1.1%.
Future minimum lease payments under non-cancellable operating and capital leases are as follows:

Year Ending December 31,	Operating	Capital
2006	€10,759	€1,948
2007	10,479	3,274
2008	10,388	1,109
2009	8,589	111
2010	6,851	8
Thereafter	55,332	—

	€102,398	6,450

Less: amounts representing interest		(467)

Present value of future lease payments		5,983
Less: current portion		(1,948)

		€4,035

During 2005, the Company entered into various new capital lease agreements for an aggregate amount of € 2,622. The majority of leases were for computer equipment, and the remaining were for furniture and fixtures. The terms of the new leases expire between January 2008 and December 2008. Similar to previous lease agreements the new leases require interest payments based on EURIBOR plus 1.1%.
Total rent expense under operating leases for the years ended December 31, 2005, 2004 and 2003 was € 10,115, € 10,066 and € 7,955, respectively. Total payment under capital leases for the years ended December 31, 2005, 2004 and 2003 was € 3,095, € 1,247 and € 1,179, respectively. Total rent expense under related party leases was € 97, € 83 and € 400 for the years ended December 31, 2005, 2004 and 2003, respectively.
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

Financial Guarantees
The Company has provided € 1,500 of financial guarantees in connection with the deferred payment to acquire Almos Systems.
As of December 31, 2005, the Company maintains the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€150,525	€2,174	€—
Financial guarantees	1,500	—	1,500

	€152,025	€2,174	€1,500

The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Product Warranties
The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
19. Income Taxes
The taxable results of the Company are included in the various domestic and foreign consolidated tax returns of Telvent or its subsidiaries. Also, in certain states, local and foreign jurisdictions, the Company files on a stand-alone basis.
The income tax expense (benefit) consists of the following:

	Year Ended December 31,
	2005	2004	2003
Domestic
Current	€4,834	€3,772	€1,419
Deferred	(3,045)	(1,353)	(3,112)

	1,789	2,419	(1,693)

Foreign
Current	2,740	1,883	1,070
Deferred	(1,557)	447	(186)

	1,183	2,330	884

Total income tax expense (benefit)	€2,972	€4,749	€(809)

The following is a reconciliation of the effective tax rate:

	Year Ended December 31,
	2005	2004	2003
Income before taxes	€17,711	€14,240	€3,829

Domestic federal statutory tax rate	35%	35%	35%
	€6,198	€4,984	€1,340
Net operating losses	—	—	(981)
Stock Purchase option	495	790	142
Dividends received from subsidiaries	—	403	1,260
Changes in valuation allowances	(564)	1,788	—

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2005	2004	2003
Tax deductions on foreign subsidiaries	—	(1,141)	(186)
R&D tax credit	(2,562)	(1,994)	(1,859)
Effect on different tax rates on foreign subsidiaries	(595)	(81)	(525)

Tax Expense/ (Benefit)	€2,972	€4,749	€(809)

Detail of income and other taxes payable as of December 31, 2005 and 2004 are as follows:

	As of December, 31
	2005	2004
Income tax payable	€4,994	€1,153
Other taxes payable	12,841	10,625

	€17,835	€11,778

Other taxes payable include mainly value-added tax (VAT), payroll withholdings on account and social security. Additionally, “Other taxes receivable” include mainly value-added tax (VAT).
At December 31, 2004, the Company recognized a valuation allowance against some of its deferred tax assets from tax loss carry-forwards and research and development tax credits related to its subsidiaries Sainsel, Telvent Mexico and Telvent Housing, because it considered, based on the evidence available on such date, that it was more likely than not that such assets would not be realized. At December 31, 2005, the Company reassessed the realizability of such assets and considers that it is more likely than not that a portion of them will be recoverable, based on existing contracts and future business plan of its subsidiary Sainsel. As such, part of the valuation allowance has been reversed during the year ended December 31, 2005.
Significant components of the Company’s net deferred tax assets/(liabilities) are as follows:

	As of December 31,
	2005			2004
	Short Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax assets:
Capitalized research and development	€4,355	€8,937	€13,292	€2,050	€7,232	€9,282
Intragroup dividends	—	—	—	647	3,490	4,137
Net operating tax loss carry-forwards	1,095	2,068	3,163	61	4,814	4,875
Derivative contracts and other assets	593	4,665	5,258	993	4,256	5,249
Deferred tax allowances	—	(1,224)	(1,224)	—	(1,788)	(1,788)

	€6,043	€14,446	€20,489	€3,751	€18,004	€21,755

	2005			2004
	Short Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax liabilities:
Revenue recognition percentage of completion	€3,119	€—	€3,119	€1,996	€—	€1,996
Capitalized foreign exchange gains and derivatives	201	53	254	1,071	56	1,127
Other liabilities	(238)	620	382	29	267	296

	€3,082	€673	€3,755	€3,096	€323	€3,419

Net deferred tax recognized	€2,961	€13,773	€16,734	€655	€17,681	€18,336

Gross Spanish and foreign tax attribute carry-forwards as of December 31, 2005 amount approximately to € 9,416. If the net operating losses are not utilized, carry-forwards will expire 15 years after their effective generation date.
Expiry dates of future tax loss carry-forwards are as follows:

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

Year Ending
December 31,
2015	€378
2016	3,810
2017	1,913
2018	—
2019	1,485
2020	1,830

€9,416

20. Share Capital
The following table shows increases in share capital of the Company since incorporation. Share capital amounts are shown in actual amounts rather than thousands of Euros:

		Number	Cumulative	Cumulative
Event	Date	of shares	Balance	Share Capital
				(In actual amount)
	December 31, 2003		100,000	€60,101,000.00

Split (200 for 1)	April 15, 2004	—	20,000,000	€60,101,000.00
Increase in capital	October 21, 2004	8,700,000	28,700,000	€86,244,935.00
Increase in capital	November 19, 2004	547,100	29,247,100	€87,888,997.86

	Balance as of December 31, 2004 and 2005		29,247,100	€87,888,997.86

In each transaction involving an increase in share capital, the new shares have the same rights and obligations as those previously in circulation.
Effective April 15, 2004, the shareholders approved a 200 for 1 split of ordinary shares, resulting in an increase in the number of shares from 100,000 to 20,000,000. The nominal value of the shares decreased accordingly from € 60.01 to € 3.005.
On October 21, 2004 the number of shares were increased by 8,700,000, with an offering price of US $9, in relation to our initial public offering. On November 19, 2004, there was an additional increase in the number of shares of 547,100, with the same offering price of US $9, due to the underwriters’ partial exercise of the over-allotment option.
The proceeds from the above described increases of capital amounted to € 60,518, net of related expenses.
21. Stock Compensation Plan
Under a plan established by Abengoa, certain of the Company’s employees, including members of its management team, entered into agreements with the Company’s principal shareholders to buy ordinary shares in the Company. The shares purchased were already issued and outstanding on the date of sale. All shares were sold at a pre-split price of € 601.01 (€ 3.005 post-split), which is also the weighted-average purchase price of the shares. This par value represented a discount to fair value. The shares sold under the stock purchase plan contained certain performance and vesting features. The vesting period is 15% of the shares after three years, or upon completion of an initial public offering whichever occurred first, and the remaining 85% after five years for certain employees. For other employees, a portion of the shares sold have a vesting period of 15% after three years, or upon completion of an initial public offering whichever occurred first, 35% after five years, and the remaining 50% after seven years. The performance feature within the arrangement contains a clause whereby the seller can call portions of the shares sold if the performance criteria are not met. The performance criteria are tied to the achievement of cumulative and individual annual budgets in the first three years of the plan. In the absence of a listing of Telvent, the plan participants could sell the shares back to the seller based on a formula value, which was based on the unconsolidated results of operations of Telvent. The formula was

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
subsequently changed to a fixed amount plus an interest return. When Telvent listed, the above repurchase feature expired.
In March 2004, various employees, including managers of the Company, were granted additional shares under the stock compensation plan. All shares were sold at a post-split price of € 3.005 per share (€ 601.01 pre-split). The estimated fair value on the date of grant was the midpoint of the estimated offering price range of € 12.37 (€ 2,475 pre-split). The midpoint of the estimated offering price range of € 12.37 was deemed to be the fair value of the shares at March 2004. The total number of shares acquired by these employees was 140,000, which increases the total share capital ownership of employees to 9.236%.
The employees and management team have financed the purchase of the shares with a bank loan. The shares are pledged as collateral on the loan. Abengoa must bid for the shares if the share collateral is enforced.
The total number of shares purchased during the years ended December 31, 2003, 2004 and 2005 is below. No shares were forfeited during any of the years.

	Before Share Split	After Share Split
	(number of shares)
Shares outstanding at December 31, 2002	5,695	1,139,000
Purchased	1,800	360,000

Shares outstanding at December 31, 2003	7,495	1,499,000
Purchased	700	140,000

Shares outstanding at December 31, 2004	8,195	1,639,000
Purchased	—	—

Shares outstanding at December 31, 2005	8,195	1,639,000

The shares were accounted for as a formula value stock plan in accordance with paragraphs 97 to 98 of EITF 00-23, with compensation expense being calculated as the difference between the purchase value (which was par value) and the formula value. Compensation expense for shares that were purchased after January 1, 2003, was calculated based on the midpoint of the expected IPO price range less a discount of 15%. Total compensation cost recorded under this plan was € 1,413, € 2,258 and € 407 for the years ended December 31, 2005, 2004 and 2003, respectively.
As of October 2004, the Company successfully listed its shares on the NASDAQ, as such, the put feature within the stock plan expired. The variable nature of the plans reverted to a fixed plan, apart from where performance conditions still had to be met by the employees, for which these plans continued to be variable after the date of the IPO. For the plans which are fixed plans after the date of the IPO the remaining deferred compensation will be expensed over the remainder of the vesting period. For plans which continue to be variable, the deferred compensation cost and resulting compensation expense has been adjusted to the market value of the shares as of December 31, 2005 and 2004. The Company does not plan to sell any further shares under this plan.
22. Related Party Transactions
During the normal course of business, the Company has conducted operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions were completed at market rates.
Services Agreement
The Company and certain subsidiaries have entered into a contractual arrangement with Abengoa from which the Company receives certain administrative services. Such services include finance management, centralized asset management, legal advice, institutional support with international multilateral financing organizations, institutional commercial assistance, support in providing official global ratings, auditing and consolidation, tax advisory services, negotiation and optimization of global corporate insurance policies, provision of guarantees and endorsements, services including internal publicity, corporate image and institutional relations, human resource services and other specific support services upon request. Total amounts paid to Abengoa under the

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
services agreement were € 3,358, € 3,740 and € 2,364 for the years ended December 31, 2005, 2004 and 2003, respectively.
The allocation of such expenses are based on anticipated annual sales. The allocation method is considered reasonable and properly reflects Telvent’s cost of doing business, as corporate expenses incurred are allocated based upon Telvent’s projected sales as a proportion of Abengoa’s total projected sales.
Bilateral Credit Arrangement
On April 20, 2004, the Company established a new bilateral credit arrangement with Abengoa which replaced any prior credit arrangements. Under this new arrangement, the Company and Abengoa may borrow funds from or lend funds to each other, from time to time upon not less than twenty-four hours’ notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either the Company or Abengoa may elect not to make loans to the other. This arrangement had an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party.
The average monthly balance of amounts (due to) or due from Abengoa affiliates was € (4,260) and € (11,096) in 2005 and 2004 respectively. At each year-end, the creditor has the right to demand, or to give notice of its intention to demand repayment.
Details of transactions with group companies and related parties for the years ended December 31, 2005, 2004 and 2003 is provided on the face of the consolidated statements of operations.
Details of balances with group companies and related parties as of December 31, 2005 and 2004 are as follows:

	As of December 31,
Due from related parties	2005	2004

Trade receivables	€17,450	€14,867
Credit line receivable	27,999	22,981

	€45,449	€37,848

	As of December 31,
Due to related parties	2005	2004

Trade payables	€5,858	€4,005
Credit line payable	5,288	2,189

	€11,146	€6,194

23. Segments and Geographic Information
The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in operating expenses and are not allocated to the segments.
•	Energy comprises three primary areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as urban and inter-urban (ITS) traffic management systems, including incident detection, intersection control, city access management systems, security and enforcement systems, and electronic toll collection systems.

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
•	Transport focuses on fare collection and centralized traffic control systems for railways and other public transportation systems, such as light trains, buses and trams systems, telecontrol systems for railway infrastructures, and access control and payment systems for parking.

•	Environment provides water and wastewater management applications, as well as meteorological information system services and solutions.

•	Other includes healthcare, public administration and managed services.

	Year Ended December 31, 2005
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€177,620	€124,574	€29,169	€36,021	€34,985	€402,369
Cost of revenues	(141,614)	(104,286)	(23,119)	(27,616)	(23,077)	(319,712)

Gross profit	€36,006	€20,288	€6,050	€8,405	€11,908	€82,657

Operating Expenses						(61,514)
Other Expenses, net						(3,432)

Income before income taxes						€17,711

	Year Ended December 31, 2004
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€123,469	€114,468	€20,053	€27,933	€26,648	€312,571
Cost of revenues	(97,172)	(94,651)	(15,916)	(21,077)	(16,762)	(245,578)

Gross profit	€26,297	€19,817	€4,137	€6,856	€9,886	€66,993

Operating Expenses						(50,528)
Other Expenses, net						(2,225)

Income before Income taxes						€14,240

	Year Ended December 31, 2003
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€113,452	€78,809	€24,369	€19,004	€22,098	€257,732
Cost of revenues	(89,384)	(62,082)	(19,866)	(15,293)	(15,524)	(202,149)

Gross profit	€24,068	€16,727	€4,503	€3,711	€6,574	€55,583

Operating Expenses						(46,708)
Other Expenses, net						(5,046)

Income before Income taxes						€3,829

The majority of the joint ventures’ net revenues (74%) that the Company consolidates due to FIN 46-R are included in the Company’s Traffic segment.

Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Assets by segment
The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting. Total assets are presented under Spanish GAAP by segment and then adjusted in the aggregate, along with unallocated assets, to U.S. GAAP.
Segment assets of the Company are as follows:

	As of December 31, 2005
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€129,042	€62,060	€14,531	€28,380	€62,957	€296,970
Unallocated assets						84,585
U.S. GAAP adjustments						53,787

Total assets						€435,342

	As of December 31, 2004
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€102,860	€54,956	€9,692	€18,025	€61,053	€246,586
Unallocated assets						86,570
U.S. GAAP adjustments						35,304

Total assets						€368,460

Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
For the years ended December 31, 2005, 2004 and 2003, sales outside of Spain comprised 52%, 55% and 37% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	As of December 31,
	2005	2004	2003
Europe	€216,653	€182,760	€138,688
Latin America	68,583	60,461	50,699
North America	58,843	39,767	29,126
Asia-Pacific	31,905	17,805	17,300
Middle-East and Africa	26,385	11,778	21,919

	€402,369	€312,571	€257,732

The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of December 31,
	2005	2004
Portugal	€5,194	€5,491
North America	1,482	1,388
Latin America	336	274
China	1,155	92
Other	173	18

	€8,340	€7,263

24. Subsequent Events
On February 22, 2006, the Company paid US $6,812 (€ 5,731) for the remaining 30% of Miner and Miner, Consulting Engineers. The Company initially acquired 70% of the issued and outstanding shares of Miner & Miner in December 2004.