Form 20-F
period 2006-12-31
TELVENT GIT S A
filed 2007-03-30
CIK 1257803

As filed with the Securities and Exchange Commission on March 30, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

Valgrande, 6
28108, Alcobendas, Madrid, Spain
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares, €3.00505 par value per share	Nasdaq Global Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
     Ordinary shares, € 3.00505 par value per share: 29,247,100 (as of December 31, 2006)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a Non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act.(Check One):
Large accelerated ☐      Accelerated filer ☑      Non-accelerated filer ☐
If this is an annual report, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

INTRODUCTION
Presentation
     We have prepared the audited consolidated financial statements included in this annual report (the “Consolidated Financial Statements”) in accordance with accounting principles generally accepted in the United States of America, which we refer to as U.S. GAAP.
References
     Unless otherwise indicated, (1) the terms “we”, “us”, “our company”, “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires; (2) “Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires; (3) “the Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries; (4) “shares” and “ordinary shares” refer to our ordinary shares; (5) all references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union; (6) all references to the “NMS Division of Metso” refer to Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions Inc., which we acquired on January 31, 2003 and were renamed Telvent Canada Ltd. (“Telvent Canada”) and Telvent USA Inc. (“Telvent USA”) respectively; (7) all references to “WBU-Xwave” refer to the western business unit of Xwave Solutions Inc., which we acquired on July 31, 2004; (8) all references to “Miner & Miner” refer to Miner and Miner, Consulting Engineers, Inc., in which we acquired a 70% interest on December, 10, 2004 and the remaining 30% on February 22, 2006; (9) all references to “ICX” refer to ICX Sistemas S.A., which we acquired on May 21, 2004, (10) all references to “Almos” refer to Almos Systems, Pty Ltd. (Australia) and Almos Systems B.V. (Netherlands), which we acquired on July 5, 2005; (11) all references to “ Beijing Blue Shield” or “Telvent Blueshield” refer to Beijing Blue Shield High & New Tech. Co, Ltd., which we acquired on April 26, 2006; (12) all references to “ Farradyne” refer to PB Farradyne Inc., which we acquired on July 1, 2006; (13) all references to Telvent China refer to our subsidiary Telvent Control System (Beijing) Co., Ltd., (14) all references to “ Maexbic” refer to Maexbic, S.A., which we acquired on November 13, 2006 and (15) all references to “Latin America” include Mexico and all references to “North America” refer to the United States and Canada.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
The selected consolidated statement of operations data for fiscal years 2006, 2005, 2004, 2003 and 2002 and the consolidated balance sheet data as of December 31, 2006, 2005, 2004, 2003 and 2002 are derived from our audited consolidated financial statements and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements were prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below in conjunction with the “Operating and Financial Review and Prospects” section included elsewhere in this annual report.

	Year Ended December 31,
	2006 (1) (2)	2006(2)	2005(2)	2004(2)	2003(2)	2002
			(In thousands, except per share data)
Consolidated Statement of Operations:
Revenues (3)	$664,923	€503,844	€402,369	€312,571	€257,732	€219,435
Cost of revenues (3)	518,931	393,219	319,712	245,578	202,149	180,752

Gross profit	145,992	110,625	82,657	66,993	55,583	38,683

General and administrative	52,590	39,850	25,286	21,446	18,807	18,536
Sales and marketing	18,119	13,730	12,023	10,118	9,091	3,705
Research and development	21,729	16,465	14,980	11,060	11,278	5,772
Depreciation and amortization	12,619	9,562	8,225	7,904	5,943	3,116
Impairment charges (4)	—	—	—	—	1,589	2,290

Total operating expenses	105,057	79,607	61,514	50,528	46,708	33,419

Income from operations	40,935	31,018	21,143	16,465	8,875	5,264
Financial income (expense), net	(8,767)	(6,643)	(3,432)	(2,313)	(4,381)	(1,463)
Other income (expense), net	(511)	(387)	—	88	(665)	34

Total other income (expense)	(9,278)	(7,030)	(3,432)	(2,225)	(5,046)	(1,429)

Income before income taxes	31,657	23,988	17,711	14,240	3,829	3,835
Income tax expense (benefit)	2,745	2,080	2,972	4,749	(809)	(1,210)

Net income before minority interest	28,912	21,908	14,739	9,491	4,638	5,045
Net loss (profit) attributable to minority interest	(92)	(70)	(373)	654	(124)	(374)

Net income	$28,820	€21,838	€14,366	€10,145	€4,514	€4,671

Dividends per share (5)	$—	€—	€—	€—	€0.31	€0.42
Basic and diluted net income per share (6)	$0.99	€0.75	€0.49	€0.47	€0.23	€0.23
Weighted average number of shares outstanding (6)	29,247	29,247	29,247	21,776	20,000	20,000

	As of December 31,
	2006 (1)	2006	2005	2004	2003	2002
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$91,365	€69,232	€80,010	€80,515	€27,735	€32,731
Restricted cash (7)	10,617	8,045	3,183	8,028	—	49,681
Total assets	733,266	555,631	435,342	368,460	316,504	335,708
Net related party credit line receivable (payable) balance (8)	24,252	18,377	22,711	20,792	(6,740)	(52,743)
Short-term debt	42,620	32,295	23,958	18,748	24,186	18,264
Long-term debt (9)	22,042	16,702	23,825	26,083	34,617	19,378
Shareholders’ equity	233,219	176,721	157,997	135,971	60,333	61,193

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the December 31, 2006 noon buying rate of U.S. $1.3197 to € 1.00.

(2)	Financial results for the year ended December 31, 2003 include eleven months of results of operations of Telvent Canada and Telvent USA. Financial results for the year ended December 31, 2004 include approximately seven, five and one months of results of operations of ICX, WBU – Xwave and Miner & Miner, respectively. Financial results for the year ended December 31, 2005 include six months of results of operations of Almos. Financial results for the year ended December 31, 2006 include approximately eight, six and two months of results of operations of Beijing Blue Shield, Farradyne and Maexbic, respectively.

(3)	During 2003, we implemented the requirements of FIN 46-R, “Consolidation of Variable Interest Entities” for those variable interest entities that had been created after January 31, 2003. As a result of this implementation, we recorded additional revenues and cost of revenues relating to other venture partners of € 3.7 million for the year ended December 31, 2003. As of January 1, 2004, we extended the implementation of FIN 46-R to those variable interest entities that had been created prior to February 1, 2003 and to those remaining joint ventures created after January 1, 2004. The effect of this implementation was to consolidate certain entities managed under joint venture agreements for 2006, 2005 and 2004. The effect of this consolidation for the years ended December 31, 2006, 2005 and 2004, resulted in additional revenues of € 40.9 million, € 31.7 million and € 30.8 million respectively, relating to other venture partners and additional cost of revenues of € 40.8, € 31.5 and € 30.7 million respectively, relating to other venture partners. The financial statements of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

(4)	Impairment charges in 2003 and 2002 relate to some of our minority investments. We sold these investments in August 2004.

(5)	Prior to our IPO, as a subsidiary of Abengoa we distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. See “Item 8 — Other Financial Information – Dividends”.

(6)	Assumes that our 200 to 1 stock split occurred as of the beginning of each period presented. For purposes of the earnings per share (EPS) calculation, we used 20,000,000 weighted average number of shares outstanding for the years ended December 31, 2003 and 2002, 21,775,752 for the year ended December 31, 2004, and 29,247,100 for the years ended December 31, 2006 and 2005. The increase in the weighted average number of shares outstanding in 2004 and 2005 was due to the capital increase from our IPO and from the underwriter’s partial exercise of their overallotment option.

(7)	Restricted cash at December 31, 2002 consisted of the cash collateral account we maintained to provide credit support in connection with a guarantee relating to a minority investment. The collateral account was no longer required as of July 2003. At December 31, 2006, 2005 and 2004, there were deposits amounting to € 8,045, € 3,183 and € 8,028 respectively, which constituted a counter-guarantee of certain obligations we assumed during the normal course of business. These deposits are restricted for use until the cash is received by the third party which thereby releases the Company’s obligation.

(8)	Net related party credit line receivable (payable) balance consists of the net amount of our loans to Abengoa (€ 44.3 million as of December 31, 2002, € 50.2 million as of December 31, 2003, € 23.0 million as of December 31, 2004, € 28.0 million as of December 31, 2005 and € 23.4 million as of December 31, 2006) and our borrowings from Abengoa (€ 97.0 million as of December 31, 2002, € 57.0 million as of December 31, 2003, € 2.2 million as of December 31, 2004, €5.3 million as of December 31, 2005 and € 5.1 million as of December 31, 2006). See Item 7.B. “Related Party Transactions” and Note 22 to our Consolidated Financial Statements.

(9)	Long-term debt consists of long-term debt plus the current portion of long-term debt as presented in the consolidated balance sheet.
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

	U.S. Dollars per Euro		Euros per U.S. Dollar
	Rate at		Rate at
Year Ended December 31,	Period End	Average	Period End	Average
2002	1.0485	0.9454	0.9537	1.0578
2003	1.2597	1.1321	0.7938	0.8833
2004	1.3538	1.2438	0.7387	0.7459
2005	1.1842	1.2448	0.8445	0.8033
2006	1.3197	1.2563	0.7577	0.7960
     For the six full months preceding the date of this annual report, the high and low exchange rates were as follows:

	U.S. Dollars per Euro		Euros per U.S. Dollar
Month	High	Low	High	Low
September 2006	1.2833	1.2648	0.7792	0.7906
October 2006	1.2773	1.2502	0.7829	0.7999
November 2006	1.3261	1.2705	0.7541	0.7871
December 2006	1.3327	1.1702	0.7504	0.8546
January 2007	1.3286	1.2904	0.7527	0.7750
February 2007	1.3246	1.2933	0.7549	0.7732
     On March 23, 2007, the most recent practicable date for this purpose, the exchange rate for the conversion of U.S. Dollars into Euros was 1.3302, and the exchange rate for the conversion of Euros into U.S. Dollars was 0.7518.

     Unless otherwise noted or the context otherwise requires, all convenience translations from Euros to U.S. Dollars and from U.S. Dollars to Euros in this annual report were made at a rate of U.S. $1.3197 to € 1.00 and U.S. $1.00 to € 0.7577, respectively, both calculated using the noon buying rate in effect as of December 31, 2006. We make no representation that any Euro or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.
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
Risks Relating To Our Business
Our business is exposed to the risk that adverse economic conditions, in our key geographical areas, will reduce the demand for information technology services and solutions.
     Demand for information technology services is dependent on customers’ operations, budgets and overall financial condition. Therefore, demand for our services is highly sensitive to changes in general economic conditions and consolidation among our target customers in our core sectors. In particular, we are sensitive to economic conditions in our Energy and Traffic segments, which constituted 74.2% of our 2006 revenues. Generalized or localized downturns or inflationary pressures in our key geographical areas could also have an adverse effect on our business and financial condition. This is particularly true in Europe, where 58.4% of our revenues were generated during 2006 and in North America where 15.6% of our revenues were generated. As much of our business activity is highly concentrated in Spain, our business and financial condition is largely dependent upon economic conditions in Spain. In addition, if worldwide adverse economic conditions continue or worsen, our expected growth will be adversely affected.
We are particularly sensitive to risks relating to the uncertainties inherent in government and state-owned company contracts, especially in Europe.
     A substantial percentage of our revenue derives from services we provide as a contractor or subcontractor on various projects with governmental entities, including state-owned companies. In 2006, 43.9% of our revenues were derived from services we provided to governmental entities. Although a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, governments normally reconsider the funding of these projects on an annual (or more frequent) basis, particularly in the United States. Generally, these governmental entities may change the scope of, terminate or delay these projects at their convenience. In particular, 23.2% of our 2006 revenues came from contracts or subcontracts with European governmental entities. The termination of, or a major reduction in the scope of, a major government project could have a material adverse effect on our results of operations and financial condition. In addition, adverse economic changes or slowdowns or political instability in any of the countries in which we operate, particularly in Latin America, Asia-Pacific, the Middle-East and Africa, can impact government expenditures on infrastructure projects and, accordingly, could have a material adverse effect on our ability to achieve growth in those geographic areas.
We may not be able to manage effectively our expanding operations or integrate our acquired businesses successfully, which may impede our growth or negatively impact our performance.
     We grew significantly in 2005 and 2006, and we intend to use a significant portion of the proceeds from our initial public offering to fund further acquisitions. Such growth has placed and will place a significant strain on our managerial and operational resources. To accommodate our growth and future acquisitions, and fulfill our obligations as a U.S. reporting company, we must implement new or upgraded operating and financial systems, procedures and controls throughout many different locations, including processes to address internal controls, trade barriers and receivables collection. The success of any acquisitions we make will also depend on our ability to integrate personnel and acquired assets. These efforts may not be successful. This risk is heightened because we envision making acquisitions outside of Spain, even though much of our management and central operations are based in Spain. Our failure to expand and integrate these systems and procedures efficiently could cause our expenses to grow and our revenues to decline or grow more slowly than expected. Our inability to successfully integrate any businesses we acquired would cause us not to realize the degree or timing of benefits we expected and would impair our ability to achieve our growth strategy.
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
We may not be able to successfully extend sales of our solutions into other geographic areas, which may impede our growth.
     Part of our growth strategy is predicated on extending sales in our core sectors to all of the geographic areas in which we currently operate. There are unique challenges in each geographic location in which we operate, and extending the geographical reach of our sectors may be more difficult than we anticipate. In addition, in certain of our segments (particularly Traffic and Transport), customers are local in nature and so to extend our sectors into new geographic areas we will need to develop relationships with new customers. To the extent that we are unable to do so, we may not be able to implement our growth strategy.
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
     We are exposed to foreign exchange risk arising from various currency exposures. In 2006, approximately 58% of our revenues were recorded in Euros, approximately 21% of our revenues were recorded in U.S. Dollars and the remainder was recorded in other currencies. If we fail to adequately hedge any of our foreign currency risk, we could be exposed to adverse foreign exchange rate changes, which could have a material adverse effect on our results of operations and financial condition.
Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.
     In certain market sectors, we depend on alliances and value-added reseller relationships to generate sales and manage existing projects. In Europe we have an agreement with Echelon for the Automatic Meter Reading (AMR) market and with DMS Group for Energy Distribution Management Systems which is an important product in the electricity distribution part of our Energy segment. We also have an agreement with Larson & Tubro in India among others. In the U.S. and Canada, we have alliances with Environmental Systems Research Institute, or ESRI, for geographic information systems, OSISoft for data warehousing solutions and Symantec for security related solutions. These agreements are for renewable one-year terms and are terminable upon notice. If these relationships are not successful or the agreements are not renewed under favorable terms, our business and growth in those countries could be negatively affected.
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
     In providing our services, we operate out of numerous facilities worldwide. Our facilities and operations could be damaged or disrupted by a natural disaster, war, political unrest, terrorist activity, computer viruses or public health concerns. A major catastrophe, such as an earthquake or other natural disaster at any of our sites, or significant political unrest, war or terrorist activities in any of the areas where we conduct operations, could result in a prolonged interruption of or disruption to the services we provide to our customers. We may not be able to provide our services in the manner required by our customers if any of the foregoing occur, which would damage our reputation, business and financial condition.
A slow-down of the Chinese economy, adverse changes in political and economic policies of the Chinese government, or changes in the willingness of third parties to fund projects in China may reduce our growth and profitability.
     Our revenues in the Asia-Pacific region during 2006 were € 19.1 million and the majority of this revenue was derived from our Chinese operations. As part of our growth strategy in this region, we expect our Chinese operations to grow over the next several years. However, growth estimates in China are particularly unpredictable and our sales in China are subject to significant volatility. Since the late 1970s, the Chinese government has been reforming the economic system in China. However, any Chinese government economic reform policies or measures may from time to time be modified or revised. Although the Chinese economy has grown significantly in the past decade, we cannot be certain that it will continue to grow at historical rates, if at all. In addition, China’s regulatory policies create additional administrative and operational burdens for us and increase our costs of doing business, and also make it more difficult for foreign companies to repatriate income from China. Any adverse changes in economic conditions in China, or changes in policies of the Chinese government or Chinese laws and regulations, could have a material adverse effect on the overall economic growth of China and investment in infrastructure and information technology. In addition, the funding for most of our projects in China has come from third parties, such as the World Bank and the Spanish government. Changes in the willingness of such parties to provide funds for infrastructure projects, including for information technology services and solutions, would materially impact our ability to maintain or increase our current level of activity in China. These developments could adversely affect our businesses, lead to reduction in demand for our services, adversely affect our competitive position and limit our future growth.
We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.
     Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly Manuel Sánchez, José Ignacio del Barrio, Ana Plaza, Francisco Cáceres, Bárbara Zubiría, David Jardine, Larry Stack, Dai Yue, Luis Rancé, Marcio Leonardo, José Montoya, Ignacio González, Javier Garoz, Adolfo Borrero, José María Flores, Raúl Agüera, Carmen Rodríguez, Enrique Rodríguez and Lidia García, and the success of our expansion efforts depends on significant management attention to integration and coordination. Any loss of services of any of those individuals would negatively affect our business. In addition, during periods in which demand for technically-skilled employees is great, we may experience significant employee turnover. These individuals are in high demand and we may not be able to attract or retain the staff we need, which could adversely affect our businesses.
We may not be able to compete effectively, which would harm our business.
     There are many companies that provide competing solutions in the sectors and in the geographic areas in which we operate. In particular, we compete on our ability to provide innovative solutions to our customers. If we are unable to continue to develop innovative solutions for our customers at competitive prices, we will not be able to compete successfully. The competition we face is intense and we expect it to increase in the future.
     Increased competition could result in:
•	price reductions and lower revenues;

•	loss of customers;

•	lower than anticipated growth; and/or

•	loss of market share.
     In addition, our competitors may develop products and services solutions that are better than ours, that are more appealing to customers or that achieve greater market acceptance. We compete with large engineering and industrial firms and small sector-driven specialized firms on a geographic and customer basis, including General Electric, Honeywell, Affiliated Computer Services Inc., Indra Sistemas, S.A., Sice (Sociedad Ibérica de Construcciones Eléctricas, S.A.), and Transcore Inc. (a subsidiary of Roper Industries). Many of our competitors are larger than we are and have greater financial and marketing resources than we do. Many of our competitors have longer operating histories and greater name recognition than we do. Also, some of our competitors have established offshore operations in countries like India and China in order to reduce the costs of research and development and engineering services for projects. These advantages may allow our competitors to respond more quickly to new or emerging technologies, changes in customer requirements or acquisition opportunities than we can and to reduce their costs. It is also possible that new competitors may emerge and acquire significant market share. In addition, we often face significant competition from construction companies that also provide solutions similar to ours. To the extent these construction companies build an infrastructure project, they have an advantage relative to us in competing for the value-added information technology products and services solutions accompanying the infrastructure project.
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
     The markets for our products and services change rapidly because of changes in customer requirements, technological innovations, new product introductions, prices, industry standards and domestic and international economic factors. New products and technology may render existing information technology products and services or technology infrastructure obsolete, excessively costly or otherwise unmarketable. If we are unable to introduce and integrate new technologies into our services in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired. In addition, our strategy to increase our gross margins through increased sales of higher value added, advanced applications would be impaired.
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
     Approximately 53% of our workforce is located in Spain. Spanish law places significant limitations on, and imposes a number of procedural requirements for, a company’s ability to reduce its workforce through layoffs or otherwise. These provisions of Spanish law could make it more difficult, expensive and time-consuming for us to reduce our workforce at a time when we consider it in our best interest to do so. In addition, approximately 15% of our workforce is located in Latin America and approximately 12% in Canada, where there are more restrictive labor and employment laws regarding workforce reductions than are typical in the United States.
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
     In 2004 and prior years, under a plan established by Abengoa, certain of our employees, including members of our management team, entered into stock purchase agreements with Abengoa for ordinary shares of Telvent. In addition, in 2006, members of our senior management participated in a stock purchase plan on Abengoa’s shares. In the future, we may adopt an equity-based compensation plan which may adversely affect our ordinary shares. Although we have no current concrete plans to implement an equity-based compensation plan with respect to our ordinary shares for employees and senior management, we expect in the future to consider adopting some form of an equity-based incentive plan.
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
     The concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers or other purchases of our ordinary shares. Therefore, this concentration of ownership may adversely affect our share price or the liquidity of our ordinary shares. Abengoa may choose to vote in a manner that is not consistent with the desires of the other owners of our ordinary shares or in a manner that the other owners of our ordinary shares do not consider to be in their best interest. In addition, as of December 31, 2006, approximately 56% of the shares of Abengoa were owned by its majority shareholder, Inversión Corporativa. Any significant change in Abengoa’s ownership structure could have a material effect on the manner in which Abengoa exercises its voting power. Because we are a “controlled company” as defined by the rules of the Nasdaq Global Market, Abengoa may choose to elect more directors to our board and may choose to appoint directors who are not independent of Abengoa or us to our board or committees of our board.

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
     Our contracts with Abengoa were negotiated between parties under common control. It is possible that we may have been able to obtain better terms from third parties, and that the terms we received under the contracts with Abengoa may increase our expenses and reduce our net income compared to the terms of contracts we might have obtained from third parties. The most important of these contracts are our credit arrangement and service agreements with Abengoa. Our credit arrangement with Abengoa is one of our primary sources of borrowings. In addition, we recognized revenues in 2006 of € 29.2 million from services that we and our subsidiaries provided to Abengoa, primarily for the provision of communications, IT and related services; and we recognized expenses of € 17.6 million related to services, supplies and leased facilities provided by Abengoa to us. We have not attempted to negotiate similar arrangements with unaffiliated parties and do not know whether third parties would enter into such arrangements with us on more or less favorable terms, if at all. Consequently, if these existing agreements were terminated for any reason, we cannot be certain that we would be able to enter into equally-favorable arrangements with third parties, if at all. Our inability to replace these arrangements on equally-favorable terms could reduce our net income, limit our available borrowings and adversely affect our ability to achieve our growth objectives.
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
     Prior to our IPO, there was no public market for our ordinary shares. We cannot be certain that an active trading market for our shares will continue, or that the market price of our shares will not fall below the initial public offering price. Between our IPO and March 23, 2007, the high and low prices for our shares were $18.24 and $6.50, respectively.
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
     Provisions of Spanish corporation and tax law may have the effect of delaying, preventing or making it more difficult for another entity to merge with or acquire us. Further, as is the case in civil law jurisdictions generally, a merger or takeover in Spain is subject to substantially more administrative process than would be the case in a typical U.S. jurisdiction. This additional administrative process could protract or make more expensive the process of effecting such a transaction. Under Spanish law, directors of a corporation may be elected to serve for terms of up to six years and we have adopted five-year terms for our directors, although actions taken at the general shareholders’ meeting may result in the directors being removed at any time. As a result of these five-year terms, not all of our directors will be elected each year. This may have the result of delaying or making more expensive an attempt to effect a change of control of our company. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Spanish law. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.
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
     We were formed to serve as the holding company for the information technology business of the Abengoa Group, which is comprised of a set of diversified industrial and technology companies applying innovative solutions for sustainable development in the infrastructures, environment and energy sectors. The Abengoa Group provides these solutions through the following business units:

•	Solar;

•	Bioenergy;

•	Environmental services;

•	Industrial engineering and construction; and

•	Information technologies.
     Our holding company structure was completed on January 1, 2001, upon Abengoa’s contribution of the shares of Telvent Energía y Medio Ambiente S.A., formerly known as Sociedad Anónima de Instalaciones de Control (“Sainco”) and its subsidiaries to us. We now operate our business principally through fourteen significant subsidiaries, including Telvent Energía y Medio Ambiente S.A. (See a list of our significant subsidiaries under “Item 4.C–Organizational Structure.”)
     The principal events in our history have been:
•	1963: Incorporation of Sainco.

•	1974: Entry into Traffic sector.

•	1978: Entry into Environment sector.

•	1986: Entry into Transport sector.

•	1988: Start of our international expansion to Latin America with completion of Energy projects in Mexico.

•	1990: Award of first Traffic sector projects in China.

•	1996: Start of our operations in Brazil.

•	2001: Initial sale by Abengoa of our ordinary shares to management.

•	2001: Disposition to Abengoa of Abentel Telecomunicaciones, S.A.

•	2002: Acquisition from Abengoa of Telvent Factory Holding AG, Telvent Housing, S.A. and Telvent Portugal S.A.

•	2003: Acquisitions of Telvent Canada and Telvent USA from Metso Corporation.

•	2003: Adoption of the Telvent brand name throughout our business operations.

•	2004: Acquisitions of ICX, WBU-Xwave and a majority (70%) interest in Miner & Miner.

•	2004: IPO and listing of our ordinary shares on the Nasdaq National Market.

•	2005: Acquisition of Almos. Start of our operations in Australia and the Netherlands.

•	2006: Acquisition of the remaining 30% of the shares of Miner & Miner not acquired by Telvent in 2004.

•	2006: Acquisition of a majority (80%) interest in Beijing Blue Shield in China.

•	2006: Acquisition of the Farradyne traffic business in North America.

•	2006: Acquisition of Maexbic, a supplier of public transportation ticketing technology in Spain.
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
     On May 21, 2004, we purchased 100% of the shares of ICX for € 1.8 million. ICX, which is now merged with Telvent Interactiva, is engaged in the development of applications for the public administration and healthcare sector. (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).
     In June and August 2004, because of the inherent volatility associated with investments in early-stage technology companies, we sold all of our minority investments, including our investments in Xfera Móviles S.A. (“Xfera”), Telvent Factory Holding AG, and ViryaNet to Telvent Investments S.L., an indirect subsidiary of Abengoa, for a net amount of € 35.4 million. Telvent Investments also assumed all of our obligations under Xfera-related guarantees. We continue to have the opportunity to benefit from the synergies presented by these investments.
     On July 31, 2004, we purchased WBU-Xwave for € 1.7 million. Formerly a part of Halifax-based Aliant Company, WBU-Xwave is now an IT services division of Telvent Canada and specializes in information technology services and outsourcing system integration services. (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).
     On December 10, 2004, we acquired a 70% equity stake in Miner & Miner, a company based in Fort Collins, Colorado, engaged in the development and implementation of geographical information systems software for utilities for a total purchase price of U.S. $8.2 million (€ 6.2 million). (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition). Effective January 1, 2006, we acquired the remaining 30% of the shares of Miner & Miner not previously acquired by Telvent on December 10, 2004 for a total purchase price of U.S. $6.8 million (€ 5.7 million) which was paid on February 22, 2006. (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).
     On July 6, 2005, we acquired 100% of the shares of Almos Systems Pty Ltd. (Australia) and Almos Systems B.V. (Netherlands) for a total purchase price of € 5.8 million, and a deferred, contingent and variable payment based on Almos meeting certain income targets over a period ending June 30, 2006. On April 12, 2006, we made an additional payment of € 0.4 million as part of a cash adjustment payment stipulated in the purchase agreement. On December 4, 2006, in accordance with the terms of the Share Purchase Agreements made with the sellers of the shares of Almos, we paid the contingent and variable “earn out” portion of the purchase price in the total amount of € 0.5 million. This payment was based on Almos meeting certain income targets over a period ending June 30, 2006. (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).
     On April 26, 2006, Telvent China acquired 80% of the issued and outstanding shares of Beijing Blue Shield, a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The purchase price of this acquisition was Rmb 32 million (€3.2 million). As of December 31, 2006, we had paid 80% of the total amount or Rmb 25.6 million (€ 2.3 million), in cash. A final payment in the amount of Rmb 6.4 million (€ 0.6 million) will be due on May 20, 2007. (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).
     On July 1, 2006, we completed the acquisition of 100% of Farradyne together with the assets of the sellers used in Farradyne’s business, a leading provider of traffic information technology consulting and integration services in the United States. The total purchase price for the Farradyne business was U.S. $39.4 million (€ 31.0 million). A portion of the purchase price was paid into escrow and will serve as security for the sellers’ obligations to Telvent under the purchase agreement. This acquisition was financed in part through a mix of use of proceeds from our IPO and a loan in the amount of U.S. $20 million (€ 15.2 million), under a credit agreement with LaSalle Bank National Association. (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).
     On November 13, 2006, we completed the acquisition of 100% of the shares of Maexbic, a supplier of public transportation ticketing technology in Spain, for a total purchase price consisting of a fixed cash payment on closing of € 1.9 million and a deferred, contingent and variable payment, up to a maximum of € 0.6 million, based on Maexbic meeting certain income targets over a period from the closing to December 31, 2007. (See “Item 5 — Operating and Financial Review and Prospects-Acquisitions” for more details about this acquisition).

     We are also devoting substantial resources to our research and development efforts, through which we have developed proprietary products and solutions for our targeted industrial sectors and infrastructure IT systems which apply across product lines including the following:
•	vertical solutions for oil and gas pipelines such as the Smart Client program (XOS.net for OASyS® Infrastructure) (an EU Integrated Solution, that Includes SAP PM-PCS certified interface, and integrates metering, RTU, SAS, SCADA, DMS, OSISoft, PI, OMS, MWFM, SAP i/f);

•	the Cross Domain Platform Data Acquisition Subsystems that applies to electric, oil, gas, environment, traffic and transport;

•	the next Generation Liquids Suite, an integrated oil and gas solution (gasCAT, floCAT, SCADA, Liquids Suite, Simulation & Modeling, Enterprise GIS, Pipeline integrity application integration, emergency measures and mobile crew dispatch);

•	urban / interurban traffic / toll systems developments such as LPR technology for highways, highway free-flow gantry prototype for demo and testing; and

•	in Transport, cashless ATVM, for subways, Regula (Railway Control Traffic Centers), the GENIO speech interface for ATVM, and the “Payment by Tag” parking.
     We made investments of € 16.5 million, € 15.0 million and € 11.1 million in research and development in 2006, 2005 and 2004, respectively. Similarly, we incurred a total of € 2.3 million, € 3.9 million and € 4.9 million of capital expenditures related to the building of our facilities and data centers in 2006, 2005 and 2004, respectively.
B. BUSINESS OVERVIEW
Overview
     We are an information technology company that specializes in high value-added products and services solutions in four industry segments (Energy, Traffic, Transport and Environment). In addition, we provide similar products and services solutions in the areas of healthcare, public administration and managed services that we include in our “Other” segment. Our technology allows high performing companies to make real-time business decisions using data acquisition, control and advanced operational applications, providing secure actionable information delivered to the enterprise. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance and outsourcing services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our business is organized in three primary ways: across segments, across information technology solutions and across geographic areas.
Segments: In our targeted industrial segments, we have developed distinctive skills that share the following characteristics:
•	Mission-critical: Our solutions are specifically designed to address mission-critical functions in segments that require real-time data gathering, interpretation and immediate response and decision making.

•	Extensive networks: From 5,000-mile pipelines to river basins to electricity transmission and distribution grids to interstate highways, our solutions monitor extensive networks where comprehensive data gathering and control is required to better control those networks, ensure their reliability and integrate the data on a secure basis back to the enterprise.

•	Flow-based: Whether related to fluids, energy or traffic, we have broad experience in information applications that facilitate the organization and management of continuous flow along defined paths.

     The following chart provides a summary of the allocation of our revenues among our segments for the last three fiscal years.

	2006	2005	2004
Energy	43.1%	44.1%	39.6%
Traffic	31.1	31.0	36.6
Transport	8.7	7.2	6.4
Environment	8.6	9.0	8.9
Other	8.5	8.7	8.5

Total	100.0%	100.0%	100.0%

     Real-time IT Solutions: Our mission-critical real-time products and services solutions collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence.
     As an example, for a typical project in the Energy segment, we would provide a complete solution for the operation of an oil and gas pipeline network through:
•	remote terminal units (RTUs) that measure and process flow data and transmit this data in a digital format through a telecommunication system;

•	OASyS®, our supervisory control and data acquisition (SCADA) system, which monitors pipeline flow based on the data transmitted by the RTUs and assembles the data into operational information, such as volumetric data, pressure, temperature and warnings;

•	operational applications that use operating, safety and cost data to notify a customer’s enterprise system of inventory, trend and cost-cutting information; and

•	business applications, such as POLARIS that prepare data in a form that can interface with enterprise resource planning or accounting systems for invoicing, banking and real-time business decision making.
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
TELVENT’S PORTFOLIO OF SOLUTIONS FOR THE
MANAGEMENT OF INFORMATION “UP THE HOURGLASS”

     We believe that the “hourglass” shape depicts the market for the provision of our solutions in our targeted industry segments because we believe fewer companies provide solutions for control systems and advanced operational applications in these segments than provide solutions to capture field data or for business applications.
Specific Geographies: We currently focus on the following geographic regions: Europe, North America, Latin America, Asia-Pacific, the Middle-East and Africa. We started operations in Spain over 40 years ago. While we continue to solidify and grow our presence in Spain, we have also developed a strong presence and expect to continue to grow in North America and Latin America. We also expect to increase our presence in the Asia-Pacific region, the Middle-East and Africa and in the rest of Europe.
•	Europe: Traffic represents our largest segment in the Spanish market, where we have provided intelligent traffic systems to numerous cities, including Madrid. We also have significant sales in our Transport segment in Spain and in the Electricity unit of our Energy segment in Europe.

•	North America: We are a leader in the Oil & Gas unit of our Energy segment and a leading provider of intelligent Transportation Systems (ITS) and consulting services.

•	Latin America: We have a strong presence in Mexico and Brazil, and a leadership position by the Oil & Gas unit of our Energy segment. We are also experiencing strong growth in our Transport business in Venezuela, Brazil and Mexico.

•	Asia-Pacific: Our Energy, Traffic and Transport segments, and more recently our Environment segment have been able to build a position in the Asia Pacific region that we believe will constitute a platform for future growth.

•	Middle-East and Africa: Our Oil & Gas unit of our Energy segment, and our Traffic and Environment segments are starting to build a position in this region.
     The following chart illustrates an approximate breakdown of our revenues by region for each of the last three fiscal years:

	2006	2005	2004
Europe	58.4%	53.8%	58.5%
North America	17.8	14.6	12.7
Latin America	15.6	17.1	19.3
Asia-Pacific	3.8	7.9	5.7
Middle-East and Africa	4.5	6.6	3.8

Total	100.0%	100.0%	100.0%

Energy Segment
Our Energy segment reported revenues of € 217.2 million in 2006, representing 43.1% of our revenues. Europe represented 41.3% of this revenue, North America represented 23.6%, with Latin America, Asia-Pacific and the Middle-East and Africa representing the remainder.
Oil & Gas
For our Energy — Oil and Gas customers, we provide complete solutions for gathering, pipeline and distribution operators that manage the capture of field data, provide validation and operational control, advanced operational applications and real time business applications. The comptenecy center for this sector is based in our Calgary center, and currently conducts business globally.
Oil & Gas transmission and distribution traditionally has been a core market for us. After establishing a strong presence in Spain, we expanded our Oil & Gas activities through first our alliance with, and late in January 2003, the acquisition of, the NMS Division of Metso.
Strengths. Our product offerings in the Oil & Gas unit reflect the following competitive strengths:
•	Market leadership: We believe we are a market leader in pipeline transport and distribution solutions in North America and Latin America based upon transmission pipeline mileage, where we compete directly with global players like ABB, Invensys, Honeywell International Inc. and Emerson Electric Co.

•	Distinctive customer base: Our solutions are used by our customers to control approximately 60% of the oil and gas transmission pipeline capacity in North America. We maintain long-standing relationships with many of these customers and have developed or implemented new solutions to address customer’s operational, public and environmental needs.

•	Integrated complete solution: We offer integrated products, solutions and services for the Oil & Gas sector, including the OASyS® Oil & Gas management suites, SimSuite for pipeline leak detection and location, and POLARIS for revenue accounting. We believe the recent introduction of new RTUs will enhance our product offering in this sector and that growing security, safety and environmental concerns should enhance demand for our applications and enterprise integration in this sector. We believe our applications have comparatively strong security, field-proven status and enterprise compatibility features that differentiate us in the market.
Products. Our main products include:
•	Liquids Management Suite (LMS) is a real-time operations software suite for liquid pipelines that includes a number of flexible, high-performance modules that meet a variety of real-time operational needs. These modules include metering and ticketing, tank management, volumetric data, leak detection, pump statistics and data validation in a highly integrated, loosely coupled configuration customizable for specific, crude and products pipelines.

•	SimSuite Pipeline. SimSuite is a technologically-advanced transient pipeline modeling and simulation system for gas and liquids pipelines that can be used in concert with our liquids and gas suites to add a variety of high performance on-line real-time and off-line simulation applications. On-line real-time applications include batch trackings and leak detection and location and other hydraulic modeling functions which optimize and ensure safe operations of crude, products and gas pipeline networks. Off-line applications include engineering and design analysis, operational planning and control center operator training and certification.

•	POLARIS. Polaris Liquids and Polaris Gas provide a comprehensive commercial accounting platform solution, which integrates ticketing, production volume accounting, revenue accounting, billing and customer or shipper reporting. This solution allows our customers to increase their business efficiency, in part by allowing them to conduct business in a web-based secure real-time environment, thus minimizing manual entry and manual processes and those inherent delays. POLARIS runs on both UNIX and Windows platforms and uses Oracle®, Microsoft SQL Server® or Sybase® as its data repository.

•	Real Time Gas (RTG). Our RTG monitoring suite complements our OASyS® SCADA system with tools to operate a gas transmission or distribution pipeline network safely and efficiently through real-time calculation and monitoring of line pack, storage and compressor performance.

•	Gas Day Operations (GDO). Our GDO application enables operations and planning personnel to generate, monitor, and revise current and predicted load for gas pipeline distribution.

•	Gas Measurement and Accounting Applications (GMAS). The GMAS modules of our Gas Suite provide a comprehensive gas measurement, data collection, aggregation, validation and processing solution and can integrate seamlessly with enterprise based invoicing processes.

•	OASyS® Dynamic Network of Applications (OASyS® DNA). OASyS® DNA is the industry leading supervisory control and real-time information system (SCADA) platform that is the underpinning of our solutions suites allowing the deployment of multiple applications that are linked through standard interfaces, such as those identified above. OASyS® on UNIX or Windows platforms offers a highly secure, enterprise friendly, mission critical infrastructure with certified ERP integration, historical information archive, retrieval, and analysis subsystems simplifying regulatory and Sarbanes-Oxley compliance and reporting requirements.

Growth strategy. We have two primary Oil & Gas priorities:

•	Maintain our current leadership position in North America and Latin America. We plan to maintain this position by leveraging our large installed customer base to introduce newly-developed enterprise infrastructure products such as OASyS® DNA, GMAS, POLARIS and SimSuite Pipeline. We have already been successful in progressively introducing our full range of products to several of our long-standing customers including Duke Energy, ChevronTexaco and Edison Gas.

•	Significantly increase our share of the Asia-Pacific market. The most attractive opportunities for us in this region are in China and Australia in both the transport and distribution sectors of the market. In China, approximately 5,600 miles of the transport pipeline network are planned to be built through 2010, and approximately 100 million more residential customers are projected to be served by 2010. To expand our presence in China, we will leverage our existing local resources. Due to our recent acquisition of Almos, located in Australia, we are also looking at opportunities in the gas distribution business in that country.

•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing and professional services. We intend to continue to enhance our solutions and services offerings in Oil & Gas by adding advanced applications and a secure infrastructure framework that leverages the integration of real-time data with corporate IT systems. We will focus on developing and implementing value-added applications and services that enable real-time decision making, workflow and workforce management, geographical information and asset management, and customer information systems integration. To achieve this, we will rely on internal research and development programs, customer funded development programs, and the development of strategic partnerships, including our alliances with OSIsoft, Viryanet, Symantec, SAP and other industry technology leaders.

Electricity

For our Energy — Electricity customers, we provide complete solutions, including field data acquisition, supervisory control systems and advanced operational and business applications. This technology is based in our Seville, Spain competency center and our Houston, Texas delivery unit from which we currently conduct business globally.

Our Electricity business was built around a technologically-advanced product portfolio and the development of long-standing relationships with key utilities in Spain, Mexico and Brazil. The acquisition of the NMS Division of Metso provided us with a significant installed customer base in the U.S. and sales and distribution capabilities in the North American market. In addition, we are establishing a presence in the Chinese market. In this sector, our competitors include Indra, Siemens, ABB and General Electric. The acquisition of Miner & Miner provided us with a significant complementary, enterprise Geographic Information System (GIS) based, suite of asset, work and operations management products called ArcFM Solutions Suite.

Strengths. Our product offerings in our Electricity unit reflect the following competitive strengths:

•	Customer platforms in Europe, Latin America and North America. We have strong relationships with many of the largest electric utilities of Europe and Latin America, and we have a significant installed customer base in North America.

•	Strong portfolio solutions provide a platform for developing business applications. Our Electricity unit’s offering of products and services solutions is especially strong in the areas of field data capture, control systems and operational applications for transmission and distribution. We believe further potential for expanding our offering of solutions exists in the area of business applications, substation automation and distribution automation RTU subsystems.

Products. Our main products include:

•	Distribution Management Systems. Our Electric Suite is a complete product and solutions portfolio can serve most of the requirements of an electric utility. Most of these solutions are completely developed in our Product Centers and are based in the following solutions:

For Asset Management:
•	ArcFM: ArcGIS extension for electric network information management.

•	Network Adapter: Integration tools for third party network analysis.

•	Conduit Manager: Major underground cable/conduit management.
For Work Management:
•	Designer Network planning and design and Work Management System integration framework.

•	Service Hub: Mobile workforce management and automated crew dispatch.
For Operations Management:
•	OASyS®: Core SCADA and Advanced application functions.

•	Responder: Integrated outage prediction and management.

•	DMS: Advance distribution system management functionality.

Our Electric Suite consists of completely integrated solutions that allow customers to choose the most appropriate applications and modules to create the final configuration that meets their needs. We are a value-added reseller of DMS software under an agreement with DMS Group.

•	Data Acquisition Subsystems. We provide electric utility customers with master control station communication technologies, Remote Terminal Units (RTU) and Substation Automation Systems (SAS) to enable remote control of network facilities for every aspect of the Electricity business:
•	Distribution: Substation and feeder networks.

•	Transmission: Substations.

•	Generation: All types of power plants: including hydraulic, thermal and the new renewable technologies.

•	Retailing: Telvent’s Metering Systems (TMS), a solution with all the functionality available for Automatic Meter Reading (AMR) requirements, Management Meter Reading (MMR) and Smart Metering (SM) to electric utilities.

Growth strategy. Our primary Electricity priorities are to:

•	Continue growth in Europe and Latin America. We expect continued growth in Europe and Latin America as a result of our customers’ continued investments in renovation and replacement of existing equipment and expected investments in new infrastructure development.

•	Increase our presence in North America. We expect continued investment in renovation and replacement of equipment, increases in existing security levels and upgrades of current systems to address new product and service demand. We anticipate increasing our presence by introducing our North American customers to new products tested in Spain and Latin America.

•	Strengthen our position in the Asia-Pacific. We have completed several distribution projects in China. We plan to extend our coverage of distribution systems in China through our commercial network of agents already in place for our Energy — Oil & Gas unit and Traffic segment. We also plan to leverage our current presence in Perth, Australia, for the development of our business strategy in Australia.

•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing. We intend to complete our product offerings in Electricity by adding applications that establish a link with corporate IT systems. We will focus on developing or implementing the following applications, for example: enterprise integration platform, workflow and workforce management, geographical information systems, asset management, customer information systems and smart metering. To achieve this, we will rely on internal research and development capability and the development of strategic partnerships, including our alliance with Environment Systems Research Institute, Inc. (“ESRI”). Additionally, we expect to target acquisitions of specialized players with complementary product portfolios. We will also evaluate options to enter the segment-specific managed services business, focusing on low capital-intensive data management processes, such as automatic meter reading, a DMS operation management and asset, work and outage management with ArcFM Solutions and Responder.
Traffic Segment
     Our Traffic solutions are focused on minimizing urban congestion and maximizing highway road capacity through our ITS (Intelligent Transportation Systems), ATMS (Advanced Traffic Management Systems) and ATIS (Automatic Traffic Information Systems). We also deploy automated toll solutions for highways. Our products and services solutions cover traffic management systems, highway management systems, tunnel management systems, enforcement management systems and toll management systems. Our Traffic segment is based in our Madrid, Spain competency center, and its business has historically been focused in Spain, Latin America, China and the United States. In this segment, our competitors include Transcore, Inc. (a subsidiary of Roper Industries), Affiliated Computer Services Inc., Indra, Siemens, Peek, Sagem and Kapsch.
     Our Traffic segment reported revenues of € 156.5 million in 2006, representing 31.1% of our revenues. Europe represented 72.0% of this revenue, with North America, Latin America, Asia-Pacific and the Middle-East and Africa representing the remainder.
     Strengths. Our product solutions in our Traffic segment reflect the following strengths:

•	Ability to transfer expertise to new geographies. We believe we are a leader in the Traffic industry in Spain and the United States. In Latin America, we have undertaken traffic management projects in Sao Paolo, Brazil; Rosario, Argentina, Santo Domingo, Dominican Republic and Guadalajara, Mexico. In China, we have undertaken urban and interurban traffic projects, including large projects in Beijing and Shandong province. In Beirut, Lebanon, included in our Middle-East and Africa region, we are developing an ATMS for the traffic of the city. In July 2006, we expanded our Traffic business to North America with the acquisition of Farradyne.

•	Strong portfolio of integrated product solutions. We provide an integrated, complete solution to our Traffic customers, with applications ranging from RMY controllers to capture field data, to ITACA and OPAC (intelligent systems for urban traffic control) to provide an advanced operational application control system and geographical information systems, and an enforcement processing system at the advanced applications level. We also provide Open Road Toll toll systems and road weather information systems.
       Products. Our main products include:
•	Traffic Management Systems;
•	ITACA: intelligent system for urban traffic control;

•	OPAC: intelligent system for the United States market of urban traffic control;

•	RMY/CMY: controller to capture and process traffic data;

•	Odyssey: intelligent traffic control, highway and city access management system; and

•	Sicotie: tunnel management and control system.

•	MIST: Farradyne’s Management Information System for Traffic that manages and controls field devices such as traffic signals, dynamic message signs and traffic detectors.

•	SMARTNET: Farradyne's software product that provides regional sharing of information about road construction, conditions and traffic accidents/incidents among public transportation, law enforcement and emergency response agencies.
•	Highway fare collection and back office. Our proprietary toll system products include dynamic lanes toll systems, free flow systems, antennae and tags for highway tolls:
•	SmartTOLL: an intelligent system for toll management and control for concession motorways, tunnels and bridges.

•	Enforcement Management Systems, including field equipment and back office and Data Processing Center both for cities and highways, red light enforcement and speed enforcement.

•	Red Eye: Red light detection systems.
       Growth strategy. We have three primary Traffic priorities:
•	Continue growth in Europe and Latin America. We believe continued growth will require us to leverage our current position to develop the urban and interurban traffic management business in Mexico and Brazil and to capture incremental growth in the Spanish traffic market.

•	Execute growth strategy in North America. Our recent acquisition of Farradyne has established us in the Traffic business in the United States. We believe that the North American market represents a key opportunity for the growth of our Traffic business.

•	Extend presence in Asia-Pacific. In order to execute our growth strategy in China, we will rely on our Beijing office, which has recently expanded to 110 employees after the acquisition of Beijing Blue Shield. We plan to leverage Beijing Blue Shield’s existing relationship with the Chinese government and will continue to pursue projects funded by international agencies such as the World Bank. In China, the National Highway System is projected to comprise a total of 22,000 miles of toll highways by 2015, compared to 6,000 miles in 2000. We expect Chinese authorities to adopt latest-generation technologies, which we address with a complete range of electronic toll systems.
Transport Segment
     Our Transport solutions include fare collection systems, remote control systems and passenger information systems for railways and public transportation systems, and access control and payment systems for parking. The unit is based in our Bilbao, Spain product center. In this segment, our competitors include Indra, Logica CMG, ERG, ACS, Thales, Cubic Corporation and GFI Genfare.
     Our Transport segment reported revenues of € 43.9 million in 2006, representing 8.7% of our revenues. Activity in Europe represented 65.2% of these revenues, with Latin America representing the remainder.
     Our growth in recent years has been fueled by our development of new fare collection systems for public transportation services, with significant new projects in Madrid, Spain for the Madrid metro and the Spanish national railway authority; in Bilbao, Spain for the Bilbao metro; in Caracas, Venezuela, for IAFE; in Valencia, Spain, for the Valencia metro; in Tianjin, China, for the Tianjin metro; and in Monterrey, Mexico, for the Metrorey.
Strengths. Our product solutions in our Transport segment reflect the following strengths:
•	Strong presence in the Spanish market. We have assisted several customers in Spain in implementing their recent advanced infrastructure projects.

•	Comprehensive product range. We offer an innovative portfolio of solutions, including unified fare collection solutions, and we are developing other solutions that we will be able to introduce in the future.
     Products. Within our Transport segment, we offer advanced solutions and services for railway, buses and subway traffic controls and fare collection systems. Our solutions are focused on information and control management and automated fare collection. Our proprietary ticketing products include unified ticketing and vending machines. Our proprietary parking solution include automatic vending machines, access barriers and tags for parking systems.
•	Information and Control Management Solutions:
•	TR3000 Regular/CTC: Regulation and Traffic Management.

•	TR3000 SMS/STR: Facilities Management & Users Information.

•	SIRail & SIBus: Location & Dispatch (AVL/D).
•	Automatic Fare Collection Systems:
•	MobiFast: Railway and Subway fare collection.

•	ValTick: Fare Collection Management and Control Systems for buses and tramways.

•	Web.Park: Congress and Parkings Control Systems.

•	Maexbic 3000: On-board fare collection equipment.
       Growth strategy. Our primary Transport priorities are to:
•	Maintain growth in Europe. We expect that the Spanish market growth will be driven by new concessions from the Spanish railway infrastructure regulatory authority, construction of new light railway lines in Mallorca, Alicante, Málaga, Sevilla and Vitoria, and extension of subway networks in Barcelona, Bilbao, Madrid and Valencia. We expect to capture this growth in part through the continued deployment of our MobiFast and ValTick proprietary products. We hope to capture additional railway and subway projects by leveraging our proven track record in Spain.

•	Capture opportunities in Latin America. In fare collection systems, we expect the build-up of subway and light railway networks in some Latin American cities to provide an opportunity to leverage our geographic presence and our existing traffic and toll projects. We are currently taking part in subway contests and have obtained our first fare collection system contracts in Venezuela, Mexico and Brazil.

•	Enter the North American transport market. We intend to leverage our technology, the expertise we have developed in Spain and our existing commercial platform in the U.S. to develop our North American transport business. In addition, we will explore acquisitions or alliances to enhance our distribution capabilities, ensure compliance with local standards and to complete our services maintenance capacity.

•	Capture real-time process outsourcing opportunities. We intend to pursue real-time process outsourcing opportunities. Some of these may involve our facilitating a portion of the financing of specific projects and charging a fee for our services in exchange for operating certain elements of a project such as toll and ticketing systems over a period of time in connection with “Build-Operate-Transfer” projects.
Environment Segment
     Our Environment segment includes all our activities related to environmental protection (air quality and continuous emissions monitoring), meteorology and hydrology, water and wastewater management. This unit is based in Spain, the Netherlands, the United States, Canada, Australia, Mexico, Brazil and China. The business is managed globally from our office in Seville, Spain.
     The Environment segment reported € 43.5 million of revenues in 2006, representing 8.6% of our revenues. Activity in Europe represented 48.0% of this revenue. Activity in North America and Latin America represented 27.9% of this revenue and the remainder relates to projects in other regions including the Middle East.
     Our Environment business was developed around our proprietary technical expertise in meteorology and the extension of our existing products to the water and wastewater market. We achieved critical mass through a long-standing relationship with Spain’s Ministry of the Environment, National Meteorology Institute, and Airport Authority, and we have more recently expanded this segment through initial projects in Latin America, the development of our water business in North America and the Almos acquisition. In this segment, our competitors include Vaisala Oyj, AWI, Sutron, Transdyn, ABB, Siemens and Yokogawa.
     Our acquisition of Almos provided us with a significant complementary suite of meteorological applications for the aeronautical activity and a strong platform to grow our business in other countries in Europe and Australia.
Strengths. Our product solutions in our Environment segment reflect the following strengths:
•	Leadership in the Spanish, Swiss and Dutch markets: We believe we are a market leader in Spain, Switzerland and the Netherlands, as we provide solutions to most of the major airports and have a strong customer base of government entities.

•	Leadership in the Australian market: We believe we are a leader in the Australian market for meteorological systems as a result of our acquisition of Almos, which has been the exclusive supplier to the Australian Bureau of Meteorology.

•	Strong and growing position in North America and Latin America: We continue to expand our customer base of local water utilities and airports in North America and Latin America.

•	Strong and growing position in the Middle-East and Africa. We continue to expand our customer base of local water utilities and airports in these regions.

•	Comprehensive product solutions. We offer comprehensive products and services solutions for water systems and strong offerings in meteorology control and monitoring systems.
Products. Within this segment, we offer complete IT solutions and services for weather observation, the integral cycle of water and environment protection, providing reliable and effective information that support customers on making optimal decisions for their environment business.

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
• Weather Radars for remote sensing. We provide customized turn-key solutions in weather radars, a key meteorological system for precipitation monitoring and detection and tracking of severe weather.
• Early Warning System. A complete technological solution for early detection and warning of severe weather conditions and mitigation of their effects.
• Water
     We provide a suite of solutions for water utilities and hydrological authorities for better resource management.
• Real Time Watershed Management and Flood Warning System. An OASyS® SCADA based system that is able to integrate hydrological data, weather radar data, satellite imaging and hydrological simulation modeling over a GIS, to provide water resources planning, flood simulation and automatic early warnings.
• Water Distribution & Water Treatment Plants Automation System. A complete suite of water management applications, based on OASyS® SCADA and fully integrated with ArcGIS, that meets the requirements of water utilities for specific real time business operations. The water management suite includes applications such as:
	•	Hydraulic Simulation Software.

	•	Leakage Detection: Segmentization and flow balance calculations.

	•	Water demand forecast model.

	•	Operators Training Simulator.

	•	Asset & Maintenance Management Systems.

•	Environment Protection

     We provide a suite of solutions for environmental agencies and industries to make efficient decisions on preserving the environment.
•	Air Quality Monitoring and Forecasting Systems. Fully automated air pollution monitoring fixed cabinets or mobile units, based on an OASyS® SCADA system to collect and process real-time information and integrate statistical and numerical pollutants dispersion models and weather forecasting models, thus generating automatic early warnings on air pollutions episodes and risks maps.

•	Spill Prevention & Management System. A tool for civil protection and environmental authorities to make decisions on prevention of water pollution on sea and coast, to develop contingency plans for accidental sea pollution and to locate and size rings and barriers to collect the spills.
Growth strategy. Our primary Environment priorities are to:
•	Maintain growth in Spain and increase presence in Europe. We will pursue opportunities to upgrade the existing systems of our customers and increase our offering of higher value-added applications such as workforce management systems and geographical information systems. We will leverage our leadership position in certain European countries in which Almos, our recently acquired business, has a good presence.

•	Increase presence in North America. We will seek to expand our presence with our current customer base and focus our expansion in the sunbelt states and in the East Coast of North America.

•	Increase presence in the Asia-Pacific region. We will leverage our recently acquired Almos business in Australia to increase our presence in the region.
Other Segment
     Our “Other” segment includes opportunities in the public administration, healthcare and managed services areas. In addition, we generate other revenues from opportunities we pursue in the management of mission-critical infrastructures and applications and outsourcing of systems and applications through our data center capabilities in Madrid, Barcelona, Seville (Spain) and Lisbon (Portugal). We derived revenues of € 42.8 million from these operations in 2006, which represented 8.5% of our 2006 revenues.
Healthcare
Within our “Other” segment, we provide complete solutions for our healthcare customers to provide patients, professionals and Public and Private NHS healthcare delivery at points of care. This unit is based in our Seville Center, and currently conducts business globally.
Based upon our historical activities in Spain, we intend to expand our healthcare activities into North America, particularly Canada, and Latin America.
Strengths.
     Our product offerings in the Healthcare unit reflect the following competitive strengths:
•	Spanish market leadership: More than 15 years of experience and a complete suite of products installed in hospitals.

•	Distinctive customer base: Over 150 public and private healthcare institutions are using our Health Solutions. Over 40,000 healthcare professionals use our software on a daily basis.

•	Integrated complete solution: We offer integrated products and services solutions in Healthcare, including a complete suite TiCares, based on years of experience (including a portfolio of high-value-added solutions), new technological foundations and innovating model.

Products.
Our main suite of products, TiCares, is a global solution for the full healthcare process cycle. Although its components are capable of functioning independently, each can be integrated into a multi-component solution. The suite is structured into three levels: TiCares-PAS, TiCares-CIS, and TiCares-DIS.
•	TiCares-PAS is a Patient Administration System for basic management of patient services provided by healthcare professionals. It enables control of all administrative activities and functional processes and provides knowledge management through the incorporation of diverse solutions.

•	TiCares-CIS is Telvent’s Clinical Information System for the management of clinical procedures provided to patients. It encompasses the full medical practice and is based on diagnosis and patient care. The solutions comprising the system include the Clinical Work Station, for the provision of patient care by medical professionals (physicians and nursing staff), and the Nursing Services Management solution, for management of the information used by the hospital’s nursing staff to care for patients.

•	TiCares-DIS represents the third grouping of TiCares information systems. It was designed especially for departmental information systems, with special emphasis on digital medical imaging (RIS-PACS), intensive care units, diagnosis departments and integration systems and middleware for interoperability among specialized systems.
Growth strategy.
We have two primary Healthcare sector priorities:
•	Consolidate and maintain a leadership position in Spain. We plan to position our solutions in other regions and leverage our current installed customer base by introducing new products.

•	Positioning our brand in the Latin America and North America markets. The most attractive opportunity for us in these regions are in Mexico and Dominican Republic, where we are growing our presence in public and private hospital networks, and also in Canada, due to our Calgary presence and the similarity between the Spanish and Canadian government supported health services.
Public Administration
For our Public Administration customers, our focus is to provide a complete solution for the citizens and the administration using our Electronic Government model based on our digital global platform TiWorks.
Strengths.
Our product offerings in the Public Administration unit reflect the following competitive strengths:
•	Spanish Market leadership: We have delivered horizontal systems installed in the Spanish Administration.

•	Integrated complete solution: We offer integrated products and services solutions in e-Government, including a complete suite TiWorks, based on years of experience (including a portfolio of high-value-added solutions), new technological foundations and innovating model.
Products.
Based on an extensive and comprehensive range of products and services, Telvent facilitates the structured transformation of traditional procedures into a comprehensive digital government management model. Utilizing this model, Telvent has developed a global solution suites that cater to the specific needs of local authorities and government, including health, security and defense agencies.
Our main products include:
Our Electronic Government platform, TiWorks, is a complete product suite covering the full administrative process management cycle. Although each component is capable of functioning independently, the full power of the solution is leveraged by integrating multiple components within the product suite. Consequently, the solution can be tailored to meet each administration’s specific needs, regardless of its size or state of technological development.
TiWorks is based on a comprehensive suite of components, which includes the following:
•	Document Manager, a basic tool for simple, efficient management of organizational paperwork.

•	Knowledge Manager, which allows organizations and public institutions to innovate, foster and share knowledge among all of their stakeholders.

•	E-Signature and Certificate Authentication Platform, which provides advanced authentication and e-signature functions. Moreover, we believe that it is currently the only platform able to authenticate the electronic version of the Spanish identification document.

•	Process Engine and Systems and Messaging Integrator, which enables the development of a wide range of global solutions customized to individual clients needs.
Growth strategy.
     Our strategy has three objectives:
1.	Identifying new business targets. In 2003, we began to focus on the Government of Andalusia to generate sales of data center and e-Business products and services and in 2004 and 2005, we created a business unit of Government and Municipalities.

2.	Identifying new geographical areas. We started in 2003 working only in Andalusia. In 2004, we started to expand into other regions of Spain such as Madrid and Catalonia, and during 2005 and 2006 we expanded into Latin America.

3.	Developing products. The first two objectives are connected with the development of new products and require a large investment in Research and Development (R&D).
Managed Services
     Telvent offers IT Outsourcing business services and solutions based on real time management of customers’ information systems and technological platforms. These services enable customers to outsource technology activities to Telvent, allowing customers to adapt themselves to today’s fast technological changes, in an efficient, scalable way, concentrating their resources on their core business.
     The goal is to be a leader in IT Outsourcing and communications Services, based on expertise, innovation, scalability and 24x7x365 availability. Our services cover the complete service life cycle from consultancy, integration, operation and maintenance.
Strengths
•	Experience: 20 years of experience in this technological business area.

•	Data Centers: Five data centers in the Iberian Peninsula with approximately 40,672 square meters of technical space: Madrid (2), Barcelona, Seville and Lisbon.

•	Communications: Telvent hosts in its data centers almost all of the existing telecommunication carriers in the Iberian Peninsula, which allows full access to any communications network.

•	Managed Services: Telvent covers the complete IT service life-cycle from consultancy and integration, to operation and maintenance.

•	Leadership: Telvent is a market leader in data center services in Spain.
Products and Services
     We provide outsourcing and consultancy services grouped by specialized families of services:
•	Management of Assets and Resources: managing specialized human resources and technological assets for customers, assisting them to avoid erroneous and/or obsolete technology investments and converting fixed costs to variable costs. These include hosting (hardware and/or software), equipment leasing, desktop and micro-IT management or body shopping.

•	Data Center Management: housing services for technological platforms in redundant infrastructure in all of the utility requirements (electricity, temperature, humidity, fire detection and suppression, etc.). These services include housing of technical offices or IT system housing on racks, in cages or rooms in our five data centers in the Iberian Peninsula.

•	Communication Management: managing the following services: Networks (LAN, MAN, WAN), Internet access, interconnection between operators, unified messaging and other corporate voice and data services (voice over IP, E-mail, etc.)

•	Security and Contingency Management: security services for our customers’ information systems and the capability of implementing customers’ business continuity services. Our security services include: firewall management, intrusion prevention, antivirus, antispam and security monitoring 24x7 via a Security Operation Center. Our contingency and business continuity services for the market include: managed backup solutions, synchronic or asynchronic data replication solutions and the preparation and implementation of contingency plans.

•	System Management: corresponds to daily operating services of the customers’ technology systems. This includes various service levels. First tier services are performed from 24x7 operations and support centers, where service incidents are received and solved. The system is monitored proactively to prevent future incidents. In addition, we provide shared services, such as low demand storage or virtual systems. Second tier services include specialized technical teams dedicated to management of customer’s problem reports, systems and technical problems mainly organized by the following technologies:
•	Operating Systems: IBM Mainframe (OS40, OS390 and ZOS), Microsoft Windows, Linux and UNIX (HP-UX, AIX, Solaris, etc.)

•	Application Servers (middleware solutions): Microsoft .Net, Jboss, IBM Web sphere, Oracle AS, Bea Web logic, etc.

•	Databases: Microsoft SQL Server, Oracle, IBM DB2, My SQL, Sybase, Informix, etc.

•	Application Management: based on design, implementation and management of our customers’ corporate applications, which range from corporate or ERP applications, customer relationship management (CRM) applications, SCM, business vision management, management of engineering applications or Engineering, Knowledge Management (KM), etc.; to management of technologies associated with these business applications such as SAP, Oracle and Microsoft.
Growth strategy
•	Identifying new business targets

•	Identifying new geographical areas, such as data center solutions in the North America region and in the rest of Telvent’s core geographies

•	Identifying new services, such as the business consulting and applications functional development

•	Acquiring branding and expertise in IT consulting by internal training, alliances or acquisitions

•	Integrating IT Infrastructure Library methodology as the operational model
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
     Product and Competency Centers. Product Centers provide infrastructure technologies that underpin our portfolio of solutions. These technologies are used by our Competency Centers to develop high value-added advanced applications, specific to each Telvent segment. Our research and development activity, geographically distributed, is based in Calgary (SCADA and Oil & Gas applications), Madrid (Traffic applications), Seville (Environment, RTU and Electricity applications), Bilbao (Transportation systems), Rockville, Maryland (Intelligent Transportation Systems — MIST, OPAC, SmartNET applications), Fort Collins, Colorado (GIS based applications) and Perth, Australia (LLWAS and AWOS).
     Successful Track Record. Our research and development function has developed products including the OASyS® DNA, our multi industry data acquisition and IT infrastructure product, RTUs for electric distribution and, most recently, the MobiFast advanced payment system for the Transport segment.
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
Intellectual Property and Proprietary Rights
     We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. We generally pursue the registration of our trademarks in all of our geographic areas, where practicable, and we seek to protect our marks against similar and confusing marks of third parties. We do not possess any material patents or registered copyrights, but we do have registered marks and applications pending for registered marks in various jurisdictions in which we operate. “Telvent” is a registered community mark in the European Union. It is also registered in Mexico, Canada, the United States and Brazil.
C. ORGANIZATIONAL STRUCTURE
Our Parent Company
     The Abengoa Group is comprised of a set of diversified industrial and technology companies applying innovative solutions for sustainable development in the infrastructures, environment and energy sectors. The Abengoa Group provides these solutions through the followings business units:
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

Our Subsidiaries
     The following chart shows the name and country of organization of, and our percentage ownership in, each of our significant subsidiaries as of December 31, 2006.

	Country of	Percentage
Name of Subsidiary	Organization	Ownership
Telvent Energía y Medio Ambiente, S.A.	Spain	100%
Telvent Tráfico y Transporte, S.A.	Spain	100%
Telvent Brasil S.A.	Brazil	100%
Telvent México S.A. de C.V.	Mexico	100%
Telvent Canada Ltd.	Canada	100%
Telvent U.S.A. Inc.	U.S.A.	100%
Telvent Interactiva, S.A.	Spain	100%
Telvent Outsourcing, S.A.	Spain	100%
Telvent Housing, S.A.	Spain	100%
Miner & Miner, Consulting Engineers, Inc.	U.S.A.	100%
Telvent Australia Pty. Ltd. (formerly Almos Systems Pty Ltd.)	Australia	100%
Telvent Netherlands B.V (formerly Almos Systems B.V.).	Netherlands	100%
Telvent Control System (Beijing) Co., Ltd.	China	100%
Telvent Farradyne Inc. (formerly P.B. Farradyne, Inc.)	U.S.A.	100%
D.	PROPERTY, PLANT AND EQUIPMENT
     Facilities
     Our principal executive offices are located in Madrid, under a lease that expires in 2020. We categorize our other facilities as Delivery Units, Competency Centers, Product Centers and Data Centers.
     Delivery Units. Our Delivery Units are customer centric and geographically oriented offices responsible for the sales, service and project execution of the work under our customer contracts and are located in Houston, Texas, United States; Fort Collins, Colorado, United States; Calgary, Alberta, Canada; Madrid, Spain; Barcelona, Spain; Seville, Spain; Mexico City, Mexico; Beijing, China; Rio de Janeiro, Brazil; Perth, Australia; Culemborg, the Netherlands and Rockville, Maryland, United States.
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
     Product Centers. Our Product Centers are technology focused and develop, support and distribute specific infrastructure and other products. These products are used in our Competency Center solutions and / or our specific project implementations of the Delivery Units in meeting customer requirements of our projects. They are located in Calgary, Canada (IT Infrastructure –OASyS®); Baltimore, Maryland, United States (SimSuite Pipeline); Fort Collins, Colorado, United States (ArcFM Solutions Suite); Seville, Spain (Data Acquisition Subsystems – RTUs); Bilbao, Spain (Toll & Fare Collection Systems –Mobismart, Valtick, SATToll, WEBPark); Perth, Australia (AWOS and LLWAS); Rockville, Maryland, United States (Traffic Management – MIST, SMARTNET); and Barcelona, Spain (Maexbic Transport Products).
     Data Centers. Our data centers are buildings that we lease as a bare shell in which we install electrical facilities (including uninterruptible power supplies (UPS) and generators for power back up), air conditioning, fire protection and extinguisher systems, security (including 24x7 complete security control system and magnetic strip card controlled access, closed circuit TV’s and motion detectors), and a management system with 24x7 equipment monitoring and maintenance System (SCADA) as well as building out the interior. The data centers are used for the hosting and housing of our customers’ IT systems.
     With the exception of a 1,303 square meter facility and 1,267 square meter facility in Beijing, China that we have purchased, all of our facilities are leased. As of December 31, 2006, we had leased facilities in more than 35 locations in Europe, North America, Latin America, Asia-Pacific, the Middle-East and Africa. As detailed in the table below, our leases of material leased facilities cover approximately 113,365 square meters (1,220,142 square feet) of office space.

Table of Facilities

	Square Meters	Square Feet
Location	(approx.)	(approx.)
Europe	79,492	855,542
North America	25,216	271,418
Latin America	4,108	44,217
Asia-Pacific	4,109	44,229
Middle-East and Africa	440	4,736

Totals	113,365	1,220,142

Table of Material Leased Facilities

	Square	Square		Lease
	Meters	Feet.		Termination
Location	(approx.)	(approx.)	Type(1)	Date
Madrid, Spain	32,341	348,119	DU, CC, DC	Oct. 2020
Seville, Spain	6,127	65,947	DU, CC, PC	Dec. 2010
Seville, Spain	7,820	84,178	DU, CC, PC	July 2013
Seville, Spain	877	9,435	DC	Dec. 2010
Barcelona, Spain	2,511	27,028	DC	Jan. 2009
Lisbon, Portugal	5,355	57,641	DU, DC	June 2007
Houston, Texas, USA	4,476	48,177	DU	Nov. 2009
Fort Collins, Colorado, USA	2,646	28,842	DU, PC	May 2012
Calgary, Alberta, Canada	12,338	132,800	DU, CC, PC	July 2008
Río Janeiro, Brazil	491	5,285	DU	May 2007
Mexico City, Mexico	959	10,319	DU	Dec. 2007
Perth, Australia	1,239	13,336	PC,DU	June 2011
Rockville, Maryland, USA	2,731	29,391	PC,DU	April 2009

Total	77,180	831,107

Notes:

(1)	DU means Delivery Units; CC means Competency Centers; PC means Product Centers; DC means Data Centers.
Material Tangible Fixed Assets
     Our material tangible fixed assets consist primarily of the property and plants in our Data Centers in Madrid, Barcelona, Seville and Lisbon, Portugal.
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
Overview
     We are an information technology company that specializes in high value-added products and services solutions in four industry sectors (Energy, Traffic, Transport and Environment). In addition, we provide similar products and services solutions in the areas of healthcare, public administration and managed services, that we include in our “Other” sector. Our technology allows companies to make real-time business decisions using data acquisition, control and advanced operational applications, providing secure actionable information delivery to the enterprise. Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
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
     Our Energy and Traffic sectors accounted for 43.1% and 31.1% for our revenues during the fiscal year ended December 31, 2006, 44.1% and 31.0% of our revenues during the fiscal year ended December 31, 2005 and 39.6% and 36.6% during the fiscal year ended December 31, 2004. Our three largest geographic regions are Europe, Latin America and North America, which accounted for 58.4%, 15.6% and 17.8% respectively, of our 2006 revenues, 53.8%, 17.1% and 14.6%, respectively, of our 2005 revenues and 58.5%, 19.3% and 12.7%, respectively, of our 2004 revenues.
Background
     Since the incorporation in 1963 of our predecessor Sainco, we and our predecessors have been able to establish long-standing relationships with our customers in our Energy and Traffic segments and progressively introduce new ranges of products and services solutions to the market. We and our predecessors also have developed new related segments, such as Environment and Transport, and we and our predecessors have successfully entered new geographies, such as our entry into Mexico, Brazil and China in the 1990’s, and Canada, the United States, Australia and the Netherlands since the year 2000.
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

     The following table sets forth certain of our statements of operations data for the years ended December 31, 2006, 2005 and 2004.

	Year		Year		Year
	ended	Percentage	ended	Percentage	ended	Percentage	Percentage	Percentage
	December	of 2006	December	of 2005	December	of 2004	Change	Change
	31, 2006	Revenues	31, 2005	Revenues	31, 2004	Revenues	2005-2006	2004-2005
			(Euros in thousands, except percentages and per share data)
Revenues(1)	€503,844	100%	€402,369	100.0%	€312,571	100.0%	25.2%	28.7%
Cost of revenues(1)	393,219	78.0	319,712	79.5	245,578	78.6	23.0%	30.2%

Gross profit	110,625	22.0	82,657	20.5	66,993	21.4	33.8%	23.4%
General and administrative	39,850	7.9	25,286	6.3	21,446	6.9
Sales and marketing	13,730	2.7	13,023	3.2	10,118	3.2
Research and development	16,465	3.3	14,980	3.7	11,060	3.5
Depreciation and amortization	9,562	1.9	8,225	2.0	7,904	2.5
Impairment charges	—		—		—	—

Total operating expenses	€79,607	15.8	€61,514	15.3	€50,528	16.2
Income from operations	€31,018	6.2	€21,143	5.3	€16,465	5.3	46.7%	28.4%
Financial expense, net	(6,643)	(1.3)	(3,432)	(0.9)	(2,313)	(0.7)
Other income (expense), net	(387)	(0.1)	—		88	0.0

Total other income (expense)	(7,030)	(1.4)	(3,432)	(0.9)	(2,225)	(0.7)

Income before income taxes	€23,988	4.8	€17,711	4.4	€14,240	4.6
Income tax expense (benefit)	2,080	(0.4)	2,972	0.7	4,749	1.5

Net income before minority interest	21,908	4.3	14,739	3.7	9,491	3.0
Loss/(profit) attributable to minority interests	(70)		(373)	(0.1)	654	0.2

Net income	€21,838	4.3	€14,366	3.6	€10,145	3.2	52.0%	41.6%

Earnings per share Basic and diluted net income per share	€0.75		€0.49		€0.47

Weighted average number of shares outstanding Basic and diluted	29,247,100		29,247,100		21,775,752

(1)	In 2004, we applied FIN 46-R to all remaining joint ventures created after January 1, 2004. As such, all joint ventures in which Telvent is the primary beneficiary are consolidated. Total revenue recognized with respect to these consolidated joint ventures was € 48,577, including € 40,947 of revenues of other ventures in these arrangements, during the twelve months ended December 31, 2006. During the corresponding period in 2005, revenue recognized with respect to these consolidated joint ventures was € 42,403 including € 31,684 of revenues of other ventures in these arrangements. During the corresponding period in 2004, revenue recognized with respect to these consolidated joint ventures was € 40,125, including € 30,820 of revenues of other ventures partners in these arrangements. Corresponding costs due to other joint ventures of € 40,761, € 31,528 and € 30,727 are recognized in cost of revenues as of December 31, 2006, 2005 and 2004, respectively. The financial statements of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

Bookings and Backlog
     New contract bookings represent new signed contracts for the year, regardless of performance. New contract bookings in 2006 were € 552.8 million, an increase of € 72.4 million, or 15.1%, from new bookings of € 480.4 million in 2005. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of December 31, 2006 was € 445.2 million, an increase of € 56.3 million, or 14.4% from a backlog of € 388.9 million as of December 31, 2005. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.
Acquisitions
     In 2004, 2005 and 2006, acquisitions had an impact on our results of operations.
Acquisition of ICX
     On May 21, 2004, we purchased 100% of the shares of ICX, a company engaged in the development of applications and services for the public administration and healthcare sectors in order to take advantage of potential synergies with our current healthcare solutions in public health management systems.
     The results of operations of ICX are reflected in our results of operations for the full years 2006 and 2005, and for seven months in 2004.
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
     The results of operations of WBU-Xwave are reflected in our results of operations for the full years 2006 and 2005, and for five months in 2004.
Acquisition of Miner & Miner
     On December 10, 2004, we acquired 70% of the issued and outstanding shares of Miner & Miner. Effective January 1, 2006, Telvent acquired the remaining 30% of its shares. The results of operations of Miner & Miner are reflected in our results of operations for the full years 2006 and 2005.
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

Acquisition of Almos
     On July 6, 2005, we acquired 100% of the shares of Almos Systems Pty Ltd. (Australia) and Almos Systems B.V. (Netherlands). With its head office in Perth, Australia, Almos is a market-leading supplier of meteorological solutions. The results of operations of Almos are reflected in our results of operations for the full year 2006 and for six months in 2005.
     We have been providing real-time IT meteorology solutions for more than 25 years, mainly in Spain and Latin America. With the addition of Almos, we gained access to a distinctive and complete suite of leading-edge meteorological systems and value-added solutions. In addition, the strategic location of Almos headquarters in Perth, Australia, should be ideal for developing further business opportunities in the Asia-Pacific region, one of the highest growth areas in the world.
     Almos adds market leading solutions to our portfolio of meteorology solutions that we will be able to offer to our Environment sector clients and also has the potential to open a new geography for the rest of our business. We expect that our customers in this market sector will benefit from the technological, market, and business synergies that we anticipate will result from this transaction.
Acquisition of Beijing Blue Shield
     On April 26, 2006, the Company acquired 80% of the issued and outstanding shares of Beijing Blue Shield, a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The results of operations of Beijing Blue Shield are reflected in our results of operations for eight months in 2006.
     As investment in traffic infrastructure across China increases, this acquisition provides us with an opportunity to increase our traffic business in China. Beijing Blue Shield has designed and supplied traffic systems for more than 300 projects in over 100 cities across China. Beijing Blue Shield’s core BBS-ATMS 4.0 traffic control system incorporates traffic engineering, monitoring, control and signal control. Beijing Blue Shield has also developed airport safety check information management systems. Beijing Blue Shield’s founding shareholders, China Motor-Vehicle Safety Appraisal Center and Shenzen Airport Co. Ltd., will continue to hold the remaining 20% shares of Beijing Blue Shield and we will work with them to develop future business opportunities.
Acquisition of Farradyne
     On July 1, 2006, we completed the acquisition from Parsons Brinckerhoff Quade & Douglas, Inc. and PB Energy Storage Services, Inc., of 100% of their Farradyne traffic business, a leading provider of traffic information technology (IT) products and consulting and integration services in the United States and 100% of the shares Ltd., PB Farradyne Inc, which is now called Telvent Farradyne Inc. The acquisition of Farradyne, based in Rockville, Maryland, with 15 offices in 10 states in the United States, solidifies Telvent’s position in the Traffic sector in the United States and globally. Farradyne, with more than 275 professionals, has a wide range of skills and experience in areas that include planning, deploying, integrating, operating, marketing and designing Intelligent Transportation Systems (ITS), 511 traveler information systems, traffic signal systems, regional information systems, freeway management systems and operations and maintenance.
     The results of operations of Farradyne are reflected in our results of operations for six months in 2006.
Acquisition of Maexbic
     On November 13, 2006, we completed the acquisition of 100% of the shares of Maexbic, S.A., a supplier of public transportation ticketing technology in Spain. The results of operations of Maexbic are reflected in our results of operations for two months in 2006. Maexbic is headquartered in Barcelona and has more than 25 years experience in the development and implementation of public transportation ticket issuing, cancellation and control systems in the Spanish market. This acquisition strengthens our position in the Spanish transportation ticketing market. The combination of Telvent’s technology for rail transportation ticketing systems, together with Maexbic’s solutions and products, enables Telvent to offer a complete and scalable solution to integrate bus and rail fares which enable passengers to use a single ticket to access all of a city’s transport systems.
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

•	Energy comprises three main areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems and revenue accounting programs.

•	Traffic provides products and services such as urban and interurban (ITS) traffic management systems, including incident detection, intersection control, city access management systems, security information and enforcement systems and electronic toll collection systems.

•	Transport focuses on fare collection systems for railways and public transportation systems, and access control and payment systems for parking, and CTC’s, travel information and communication systems for railways.

•	Environment provides solutions for environment protection, meteorology, water and wastewater management.

•	Other includes opportunities in the public administration, healthcare and managed services areas.

	Year Ended December 31, 2006
			(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€217,167	€156,478	€43,942	€43,473	€42,784	€503,844
Gross Profit	€50,891	€27,998	€9,228	€9,432	€13,075	€110,625
Gross Margin	23.4%	17.9%	21.0%	21.7%	30.6%	22.0%

	Year Ended December 31, 2005
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€177,620	€124,574	€29,169	€36,021	€34,985	€402,369
Gross Profit	€36,006	€20,288	€6,050	€8,405	€11,908	€82,657
Gross Margin	20.3%	16.3%	20.7%	23.3%	34.0%	20.5%

	Year Ended December 31, 2004
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€123,469	€114,468	€20,053	€27,933	€26,648	€312,571
Gross Profit	€26,297	€19,817	€4,137	€6,856	€9,886	€66,993
Gross Margin	21.3%	17.3%	20.6%	24.5%	37.1%	21.4%
Energy

	Year Ended December 31,
	(Euros in thousands, except percentages)
	2006	2005	2004
Revenues	€217,167	€177,620	€123,469
Gross Profit	€50,891	€36,006	€26,297
Gross Margin	23.4%	20.3%	21.3%
Revenue growth rate over prior period	22.3%	43.9%	8.8%
     Our Energy segment revenues increased 22.3% from € 177.6 million in 2005 to € 217.2 million in 2006. The main reasons for this increase are the general good business performance, including our oil and gas business in Mexico, the execution of the first part of the Vattenfall AMR project, the good performance of the electric business in Spain and the high percentage completion of contracts. Gross margin has shown an improvement from 20.3% in 2005 to 23.4% in 2006.
     During 2006, we strengthened our leadership position in this segment in Spain, North America and Latin America. The growth rate of recent years was maintained, and we were able to include new areas of business over our traditional SCADA systems. This includes a new professional services business unit, the Automatic Meter Reading (AMR) business and the area of control systems for renewable energies such as bio-ethanol plants and solar power plants.
Electricity
     Our revenues for the electric utility business for the year 2006 rose significantly, by 34.1% from € 108.8 million in 2005 to € 146.0 million in 2006, mainly due to the contribution of the AMR project for Vattenfall that brought us more than € 35 million in revenues. In addition, during 2006 we strengthened our position in North America, Spain and Latin America in real-time IT solutions for electric utilities. Gross margin increased from 21.6% in 2005 to 24.4% in 2006. This resulted from a number of projects in Spain and North America with a higher gross profit percentage.

     In Europe, we experienced significant growth of 119.9% from € 38.0 million in 2005 to € 83.6 million in 2006. This was mainly as a result of revenues from the Vattenfall project in Sweden and general good business performance coming from organic growth in our electric business in Spain. Revenues in Spain over the period grew 38.1%, because of the good performance of the recurring business with Adif, Red Electrica de España and Endesa. The contribution of our business to renewable energy plants also has been very important, supplying important references for bioethanol plants in Lacq (France) and Salamanca (Spain) and the solar power plants owned by Abengoa. In Sweden, the roll-out of the AMR project for Vattenfall continues according to the schedules and technical requirements contained in the contract. For 2007, a large amount of backlog remains which will be significant in achieving the goals defined for this year.
     In North America, electric utility business revenues increased by 22.9% from € 21.5 million in 2005 to € 26.5 million in 2006. This increase is mainly due to sales of our automation products (SAGE RTUs) to large utilities and the growth of our Enterprise GIS business. Capital budgets for IT-related spending are down in the electric utility industry, which impacts our traditional SCADA business. We expect, however, that SCADA-related bookings will improve during the first and second quarters of 2007, due to a very strong pipeline. In the meantime, we continue to focus on distribution utilities that are expanding their networks due to population growth and outdated field assets. This focus explains our significant revenue growth related to automation products.
     Enterprise GIS revenues worldwide increased significantly from 2005 to 2006, with 78% of the revenue coming from the U.S. market. However, the number of software licenses grew rapidly in the international market, with 80% of the total new user base being added outside the U.S.
     Revenues in 2006 in our Latin American region stayed at the same level as in 2005 totalling € 27.7 million. Gross profit in this area was slightly affected by some issues we have experienced in some important projects in Mexico.
     In our Middle East and Africa region, our revenues fell from € 17.3 million in 2005 to € 7.6 million in 2006. The Tunisia project continues to have problems which are impeding acceptance of the project. This is due mainly to delays in the administrative approvals required from the client. Our goal is to reach agreement for the final acceptance of the project in the second quarter of 2007. The delays in this project had an impact on the project margins for 2006.
Oil & Gas
     Our revenues for the Oil & Gas business for the year 2006 have grown 3.5%, from € 68.8 million in 2005 to € 71.2 million in 2006. Bookings in North America and China’s Oil & Gas markets were generally delayed until later in the year than originally expected. However the expected projects began to materialize after the second quarter.
     In North America, we experienced a decline in revenues of 7.4% from € 26.8 million in 2005 to € 24.8 million in 2006. This was somewhat anticipated as we entered 2006 with a lower than normal backlog. The staffing challenges in the Calgary operations market due to the booming oil sands activity and the abnormally late arrival of bookings in the liquids pipeline part of our Oil & Gas business in the year 2006 also contributed to the decline. However, our gas business revenues have increased significantly during 2006. This increase is mainly due to the co-engineered sales of our SCADA and advanced applications solutions to transmission pipeline companies. We expect liquids related revenues to show a strong start in 2007 as a result of the 2006 situation described and as we enter the year with a good backlog, strong sales prospects and earlier order prospects.
     Of significance in 2006, Telvent was able to renew its multi-year IT services and outsourcing contract with Talisman of Calgary, Canada for a total value of approximately € 17 million over 42 months. In addition, during 2006, with the goal of strengthening our leadership position in North America, we introduced a professional services business unit and began adapting our advanced applications to address the specific needs of the production and gathering (up - stream) sector of the oil & gas market that has not traditionally been the target of our advanced applications. This sector offers opportunities for our traditional oil & gas advanced applications used today in managing pipeline assets (mid - stream) through additional embedded business logic that can be applied to the measurement and control requirements of production assets such as producing wells, fields and gathering pipelines.
     Oil & Gas revenues increased in Latin America and Europe in 2006 to € 40.0 million, an increase of 21.6% over 2005.
     The Asia-Pacific and the Middle East and Africa regions produced revenue contributions of € 6.4 million compared with € 9.1 million in 2005. For Oil & Gas, we conduct business in these regions opportunistically, so we expect revenues to fluctuate from year to year based on projects available in the period.
     Our Energy backlog in 2006 increased by 4.1%, to € 145.0 million at the end of 2006.

Traffic

	Year Ended December 31,
	2006	2005	2004
	(Euros in thousands, except percentages)
Revenues	€156,478	€124,574	€114,468
Gross Profit	€27,998	€20,288	€19,817
Gross Margin	17.9%	16.3%	17.3%
Revenue growth rate over prior period	25.6%	8.8%	45.2%
     Our Traffic segment revenues for the year 2006 increased by 25.6% when compared to 2005, due primarily to the acquisition of Farradyne and the increase of business in Spain and Latin America.
     As most of our temporary joint venture consortiums are in our Traffic segment, the majority of the impact of their consolidation is reflected in the revenues in this segment for both the year ended December 31, 2006 and the same period in 2005. In 2006 and 2005, we consolidated additional Traffic revenues of € 36.0 million and € 26.9 million, respectively, relating to other joint ventures. Excluding the effect of the consolidation of these joint ventures, the growth between periods amounted to 23.3%.
     Our gross margin in this segment, excluding the effect of the consolidation of our temporary joint ventures, was 23.1% for the year 2006; and including the effect of their consolidation, our gross margin was 17.9% for the same period.
     We have continued to strengthen travel information as a leader in integrated Intelligent Traffic Systems for traffic management, incident detection, intersection monitoring, automatic toll systems, city access management systems and enforcement, with a wide range of products and service that help minimize city traffic congestion and maximize inter-city traffic capacity.
     Of particular note in 2006, we increased our presence in the strategic geographies of China and the U.S., through the acquisition of leading companies in the traffic market:
•	We acquired Beijing Blue Shield in China in April 2006, whose personnel have significant knowledge of the Chinese traffic market, as well as expertise in traffic consulting and security. Beijing Blue Shield has contributed € 1.2 million in revenues, representing 0.8%, of the total Traffic revenues.

•	We acquired the Farradyne business in the U.S. in July 2006, whose personnel have strong expertise in consultancy and systems development. Farradyne contributed € 17.2 million in revenues in 2006, representing 11.0% of the total Traffic revenues. Farradyne will help to develop the Telvent brand in the traffic market in North America, providing additional opportunities for both existing and new solutions.
     Excluding the impact of the acquisitions and the impact of foreign exchange, organic growth in the Traffic segment was approximately 11%.
     In the Traffic segment, 2006 was a year with a high volume of new contracts. We have established a presence in North America and strengthened our presence in Europe (Spain). We have also won projects in Latin America and in the Asia-Pacific region (China and south-east Asia) to upgrade and maintain ITS and urban traffic control systems.
     In Europe, we achieved overall growth of 9.2% with gross margins of 14.7%, mostly coming from projects in Spain. Gross margin was slightly impacted by the decrease in gross margin in two projects finished in this period: the monitoring and control system of Tabasa tunnels and the signalling and ITS systems in Ocaña-La Roda highway, both in Spain. There has been an increase in demand for enforcement-related projects in the region, like the PRIDE project for the Guardia Civil de Tráfico. Outside of Spain, the two most relevant projects have been the upgrade of our historical Oresund Link Project, linking Denmark with Sweden, and the M4 – M6 toll system for Eurolink, in Ireland.
     In North America, we have established a presence in the Traffic industry through the acquisition of Farradyne, contributing revenues of € 17.2 million and a gross margin of 31.7%, which provides a good business outlook in the region. We have been awarded contracts for regional traveler information services, operation of traffic management centers and traffic management systems in the United States.

     In Latin America, we experienced a decrease in revenues of 17.1%, mainly due to the delay in the start of two important contracts in Brazil (the maintenance of the control system in Belo Horizonte and the control center of Sao Paulo) and also due to the successful conclusion of two important projects, the traffic control system for Belo Horizonte, Brazil, and the upgrade of the traffic control center of Guadalajara, Mexico, both of which have ceased to contribute revenues.
     In the Asia-Pacific region, we are benefiting from the local presence of Beijing Blue Shield, which, being a Chinese company, gives us better visibility in the market. We continue to grow in this region due to the continuous performance of projects. During 2006, we experienced growth of 53.1% and gross margin growth of 8.3%, mainly due to the Beijing Supercenter Project and several Urban Traffic Control projects in China. We believe our advanced products and increased number of local references put us in a strong position to achieve additional growth in the region in 2007.
     In the Middle-East and Africa region, we have almost doubled our business mainly due to the Beirut Urban Traffic systems project. We had to temporarily suspend performance of this project during the second quarter of 2006, due to the political situation in Lebanon, but recommenced the work during the fourth quarter.
     Backlog in this segment, measured as of December 31, 2006, increased by 48.8% to € 146.0 million.
Transport

	Year Ended December 31,
	2006	2005	2004
	(Euros in thousands, except percentages)
Revenues	€43,942	€29,169	€20,053
Gross Profit	€9,228	€6,050	€4,137
Gross Margin	21.0%	20.7%	20.6%
Revenue growth rate over prior period	50.6%	45.5%	(17.7)%
     Revenues in 2006 in our Transport segment increased by 50.6% in comparison with 2005, due primarily to the growth of business with existing customers in Europe, and the penetration of new markets in Latin America.
     Our gross margin in this segment increased from 20.7% to 21.0% from 2005 to 2006, in line with gross margin in previous years.
     In public transport and ticketing systems, 2006 saw the expansion, in sales, of our solutions, applications and equipment in the global marketplace. Also, the successful inaugurations of ticketing systems for the Tianjin Metro in China and the new railway from Caracas to Cua, in Venezuela, position Telvent as a leader in contact-less technology. This technology results in increased dependability and improved access for users of the railway system.
     In our railway activity, the development of a new applications line for the automatic regulation of trains continues in collaboration with specific strategic customers. This is in addition to, and complements, the current line of products for Railway Command & Control Centers integrating Centralized Traffic Control Systems, Station Facilities Control Systems, Passenger Information Systems and Telecommunications.
     In Europe, which represents 65.2% of our total Transport business, we achieved overall growth of 76.9%, with a gross margin of 22.4%, which represents an increase of 1.9% year-over-year. This growth came mostly from increased revenues with recurring customers in Spain, such as Metro de Madrid, Metro de Bilbao, Mintra, FEVE, Adif and Cintra, through increased use of our products and solutions for station and railway signaling control systems, access control systems, automatic fare collection machines, and parking lot control systems.
     In Latin America, we successfully launched our Transport business in 2006 and produced revenues of € 14.0 million, with a gross margin of 19.5%. The main projects we have started are the contact-less ticketing system and passenger information system for the Caracas-Valle del Tuy railway line and the telecontrol system for Metro de Valencia, both in Venezuela, the ticketing solution for Metro de Monterrey, in Mexico, and the access control system installed for Metro de Belo Horizonte, in Brazil.
     In the Asia-Pacific region, the successful completion of our Metro de Tianjin ticketing project has impacted our revenues in the area, which have decreased from € 12.3 million in 2005 to € 0.3 million in 2006.
     We acquired Maexbic, in Spain, in November 2006, providing us with significant expertise in equipment and solutions for bus ticketing management systems, along with important references in the Spanish market. This acquisition strengthens and complements our products and services for on-board ticketing for buses and light-trains, allowing for the development of a complete product line for fare integration in multimodal transit, which has become a requirement for this marketplace.
     Backlog in this segment, measured as of December 31, 2006, decreased by 16.8% to € 27.7 million.
Environment

	Year Ended December 31,
	2006	2005	2004
	(Euros in thousands, except percentages)
Revenues	€43,473	€36,021	€27,933
Gross Profit	€9,432	€8,405	€6,856
Gross Margin	21.7%	23.3%	24.5%
Revenue growth rate over prior period	20.7%	29.0%	47.0%
     Revenues generated in our Environment segment increased from € 36.0 million in 2006 to € 43.5 million in 2005, or 20.7%. Excluding the € 6.1 million revenues coming from our acquisition of Almos and the impact of foreign exchange, organic growth was 3.8%.
     Expansion of our Environment business continued in 2006. This has been the first full year of contribution of Almos to our Environment segment. Its offices in Australia and the Netherlands have been integrated with the Telvent family, and renamed to Telvent Australia and Telvent Netherlands, respectively. With the acquisition of Almos, we gained access to a full set of value-added meteorological solutions, as well as the establishment of strategic operation bases in new geographical areas of large growth potential, such as Asia-Pacific and Europe.
     2006 was a successful year for Telvent in aeronautical meteorology. In addition to maintaining business with recurrent customers, we have entered new markets, such as United Kingdom, India, Argentina, Venezuela and Saudi Arabia. Our optical technology for visibility measurements at airports was consolidated in 2006, and we have received a significant number of orders for Revolver Transmissometers. During this year, we have entered the weather radar market, our booking contracts for the modernization of the national weather radar networks in Spain and Morocco. In our Water business, in addition to our ongoing contracts in the Middle East, we entered into the market in Turkey.
     In Europe, our revenues remained stable in volume and profitability, because of the good performance of the hydrology and air quality business with recurring customers in Spain, Netherlands, Belgium and Switzerland. In percentage terms, contribution of the region to the total revenues of the Environment segment has dropped below 50%, to 41%. The most significant contracts were awarded by the National Institute of Meteorology and by the Environment Ministry.
     In North America, our revenues decreased by 21.0%, mainly due to the year-over-year variability caused by the relatively small turnover of projects. The Alberta Road Weather Information System (“RWIS”) project contributed to our decrease in revenues due to the lower seasonal contribution of this long-term contract. This project has entered into a new phase that is more services-oriented and with a decrease in revenues over the previous phase, and with a higher percentage of systems integration work. The RWIS project, along with Water SCADA projects for utilities, is the main revenue stream in this region.
     In Latin America, the delay we experienced in 2005 in signing some contracts resulted in new contracts in 2006 that have contributed to the increase in revenues from € 1.6 million in 2005 to € 3.9 million in 2006, an increase of over 150% year-over-year. Latin America now represents 9% of the total revenues in our Environment segment.
     In the Asia-Pacific region in 2006, for the first time revenues reached a significant volume of € 1.6 million, coming from the recurring business in Australia and the new aviation weather contracts booked in India in the second half of 2006.
     In the Middle-East and Africa, our revenues grew 67.5% in 2006 over the previous year. Revenues amounted to € 8.9 million, which represents 20% of the total revenues of the segment. The increase in revenues is mainly due to the contribution of the ongoing Water SCADA projects in Jordan and Qatar, the two large meteorological projects in progress for the Directorate General of Civil Aviation of Kuwait, as well as in the new meteorological contracts in Saudi Arabia and Morocco booked in the second half of 2006.
     Our gross margin declined from 23.3% in 2005 to 21.7% in 2006, as a result of the larger contribution in 2006 of big turn-key projects with a high volume of revenues but lower gross margins, such as the hydrological projects within the water industry in Spain.

     Backlog in this segment as of December 31, 2006 was € 46.4 million, a 4.5% decrease over the prior period.
Other

	Year Ended December 31,
	2006	2005	2004
	(Euros in thousands, except percentages)
Revenues	€42,784	€34,985	€26,648
Gross Profit	€13,075	€11,908	€9,886
Gross Margin	30.6%	34.0%	37.1%
Revenue growth rate over prior period	22.3%	31.3%	20.6%
     Our 22.3% increase in our “Other” segment revenues during 2006 represents steady growth due to further market development and the continuing evolution of our Public Administration activity. This increase also reflects the organic growth in both our Healthcare business and the managed services projects we provide. Our gross margin has slightly declined due to our revenue mix, with a higher contribution of turn-key contracts with lower margins.
     The 228.8% increase in our revenues from our Public Administration activity during 2006 is due to the development of our presence in the Central Government of Spain with the electronic signature project in the Public Administrations Ministry, which provides our digital signature platform for various public entities and regional governments, the Identification Verification System for the Homeland Security Ministry, which checks the authenticity of the documentation carried by travelers at every Spanish border control office, and others such as the Statistical System. Gross margins in this activity declined from 31.0% in 2005 to 24.1% in 2006, due to the higher contribution of larger turn-key projects with lower margins.
     In our Healthcare IT activity, we have experienced 18.7% growth with important contracts like the Corporate Radiology Information System and Central Archive for Digital Medical Imaging for the Andalusian Health Service. We are leveraging our success in Andalusia to extend our business to the rest of Spain and abroad. In Latin America, we have started local activities in the Dominican Republic, with a contract to provide a hospital information system for the new Santiago Metropolitan Hospital. Our gross margin in Healthcare is 16.8%, a decrease of 1.4% as compared to 2005.
     In our managed services activity, our revenues increased by 26.9% during 2006, although our gross margin decreased slightly from 47.2% in 2005 to 41.8% in 2006. This decrease reflects the change in the revenue mix in our activity, by the incorporation of larger contracts with integration of different IT solutions. However, these figures demonstrate that managed services is becoming a consolidated business, with a mix of consulting, outsourcing and systems integration services, leveraging our data center capabilities and our large installed base of more than 380 customers. Most of the revenues are recurrent. Thus we expect margins to be stable in this range, since most of the contracts are multi-year contracts (three to five years in average), with fixed monthly installments.
     Backlog in this segment measured as of December 31, 2006 increased by 20.5% to a figure of € 55.7 million.
Geographic Information
     The following table identifies our revenues by region during 2006, 2005 and 2004, and the percentage change per selected region for the periods presented.

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2006	2005	2004	2005 - 2006	2004-2005
		(Euros in thousands, except percentages)
Europe	€294,229	€216,653	€182,760	35.8%	18.5%
Latin America	89,757	68,583	60,461	30.9%	13.4%
North America	78,360	58,843	39,767	33.2%	48.0%
Asia- Pacific	19,065	31,905	17,805	(40.2)%	79.0%
Middle-East and Africa	22,433	26,385	11,778	(15.0)%	124.0%

Total	€503,844	€402,369	€312,571

Results of Operations
Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2006	2005	2005-2006
(Euros in thousands, except percentages)
€ 503,844	€402,369	25.2%
     The increase in our 2006 revenues was due primarily to double-digit organic growth in all of our segments and the effect of the revenues from the companies we acquired in 2005 and 2006. Almos, Beijing Blue Shield and Farradyne contributed € 6.1 million, € 1.2 million and € 17.2 million, respectively, in revenues for the year 2006. In addition, we consolidated additional revenues of € 40.9 million and € 31.7 million, respectively, relating to other joint venture partners. Revenue growth also includes € 1.1 million (or 0.2% of revenues) from the translation of our non-Euro-denominated revenues due to the depreciation of the Euro against other currencies in which we generated revenues.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 393,219	78.0%	€319,712	79.5%	23.0%
     Our 2006 cost of revenues as a percentage of revenues decreased slightly year-over-year mainly due to our continuous efforts to generate more revenues from higher value-added applications with higher gross margins and the contributions of our managed services, public administration and healthcare IT businesses in our “Other” segment. Additionally, cost of revenues for 2006 and 2005 included € 40.8 million and € 31.5 million, respectively, due to the effect of the consolidation of our temporary joint venture consortiums, which represents the cost of revenues attributable to other joint venture partners. Excluding the effect of the consolidation of our temporary joint venture consortiums, our 2006 and 2005 gross margins would have been 23.9% and 22.3%, respectively, representing an increase of 1.6 percentage points year-over-year.
General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 39,850	7.9%	€25,286	6.3%	57.6%
     Our general and administrative expenses increased significantly from 2005 to 2006, mainly as a result of the additional legal, accounting, internal control and investor relations costs that we continue to incur as a result of being a publicly-traded company in the United States. We have incurred significant internal and external costs during 2006, including audit fees, as a result of the work perfomed throughout the year for the implementation of our system of internal control over financial reporting, which is required to comply with Section 404 of the Sarbanes Oxley Act. In addition, we are consolidating general and administrative costs in 2006 from our Farradyne acquisition, including certain temporary integration costs. We expect that such costs will be reduced in the future as we continue to integrate the Farradyne business and implement our own information systems, administration services, etc.
     Furthermore, our stock compensation plans increased our general and administrative expenses in both periods; the impact of these charges was € 1.9 million and € 1.4 million for 2006 and 2005, respectively. The reason for the increase year-over-year is the application, starting January 2006, of SFAS 123R, which requires fair value accounting for stock-based plans, and the fact that we have recorded compensation expense related to our parent company’s new stock based compensation plan under which shares of our parent company were granted to our senior management in January 2006.
     Although our continuing reorganization and integration efforts produced some cost savings during 2006, such cost savings are partially offset by the expenses described above. We expect that our internal reorganization will continue to contribute cost savings in the near future, but we also expect to continue to incur additional internal control, accounting and legal costs, new acquisition integration costs and other similar expenses in 2007 and thereafter.
Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 13,730	2.7%	€13,023	3.2%	5.4%
     The increase in our sales and marketing expense from 2005 to 2006, was primarily due to the result of higher selling expenses and sales personnel costs incurred with increased business activity across segments and geographies, especially in connection with our efforts to develop our Traffic segment business in North America and the consolidation of our presence in new regions such as the Middle-East and Africa. However, we have been able to reduce sales and marketing expenses as a percentage of revenues.
Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 16,465	3.3%	€14,980	3.7%	9.9%
     Our research and development expenses increased in 2006, but decreased slightly as a percentage of revenues. We intend to reach and maintain an approximate level of investment in research and development of 4% as a percentage of revenues (not including the effect of the consolidation of our temporary joint ventures). We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we acquired in 2005 and 2006. The number of our research and development projects related to the development of higher value-added applications are expected to increase in line with our strategy.
Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 9,562	1.9%	€8,225	2.0%	16.2%
     The increase in depreciation and amortization from 2005 to 2006 was primarily due to the impact of the non-cash amortization expense resulting from the intangible assets recognized in our purchase price allocations, such as backlog (customer contracts), software and purchased technology, and customer relationships, and an increase in depreciation expense coming from our capital leases. The intangibles mentioned above arise from the NMS Division of Metso, WBU-Xwave, Miner & Miner, Almos, Beijing Blue Shield and Farradyne acquisitions. The amortization expense related to intangibles arising from the purchase price allocation of these businesses was € 3.4 million in 2006 and € 2.8 million in 2005.
Financial Expense, Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ (6,643)	(1.3)%	€(3,432)	(0.9)%	93.5%
     Net financial expense increased significantly year-over-year primarily due to the increase in our indebtedness under our credit arrangement with Abengoa, from the outstanding credit facilities that our subsidiary, Telvent Brasil, had with various financial institutions to finance its negative operating cash flow during 2006, and for the interest generated under the new credit agreement (see Note 14 to our Consolidated Financial Statements) with LaSalle Bank to finance our Farradyne acquisition. In addition, financial income decreased as a result of having a lower balance of proceeds from our initial public offering generating interest for us during the 2006 periods. Interest income earned on the proceeds from our initial public offering amounted to € 0.9 million and € 1.1 million during 2006 and 2005, respectively.
     Finally, the impact of the mark-to-market of our derivatives amounted to € (0.5) million in 2006 and € (1.1) million, in 2005.
Income Tax Expense (Benefit)
     Income tax expense decreased in the year ended December 31, 2006 over the same period in 2005 mainly due to the increase in the research and development tax credits that we received under applicable tax laws in Spain and North America, and from the reduction of the corporate income tax rate in Spain as of December 31, 2006, from 35% to 32.2% for 2007 and 30.0 % for year 2008 onwards. Such reduction has impacted our deferred tax asset and liabilities balances at December 31, 2006, resulting in a net effect on income tax expense of € (0.7) million in 2006. See Note 19 to our Consolidated Financial Statements.
Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004
Revenues

Year Ended	Year Ended	Percentage
December 31,	December 31,	change
2005	2004	2004-2005
(Euros in thousands, except percentages)
€ 402,369	€312,571	28.7%
     The increase in our 2005 revenues was primarily due to organic growth in our business and the contribution of the acquired businesses in 2005 and 2004. The most significant contribution to our revenue growth in the year 2005 comes from our Energy sector. In 2005 and 2004, we consolidated additional revenues of € 31.7 million and € 30.8 million, respectively, relating to other joint venture partners. In addition, our WBU-Xwave, ICX, Miner & Miner and Almos acquisitions contributed € 7.0 million, € 2.9 million, € 13.1 million and € 7.2 million, respectively, in revenues in 2005 and € 2.6 million, € 2.1 million, € 0.6 million, and nil, respectively, in revenues in 2004. Revenue growth includes € 3.6 million (or 0.9% of revenues) from the translation of our non-Euro-denominated revenues due to the depreciation of the Euro against other currencies in which we generated revenues.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 319,712	79.5%	€245,578	78.6%	30.2%
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
General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 25,286	6.3%	€21,446	6.9%	17.9%
     Our general and administrative expenses as a percentage of revenues decreased from 2004 to 2005. This was mainly due to the cost savings that we achieved from our continuing reorganization efforts, although we incurred additional legal and accounting costs that partially offset such cost savings. The impact of our stock compensation plan on our general and administrative expenses was € 1.4 million and € 2.3 million for 2005 and 2004, respectively.

Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 13,023	3.2%	€10,118	3.2%	28.7%
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
Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 14,980	3.7%	€11,060	3.5%	35.4%
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
Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 8,225	2.0%	€7,904	2.5%	4.1%
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
Financial Expense, Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2005	December 31,	2004	change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ (3,432)	(0.9)%	€(2,313)	(0.7)%	48.4%
     Financial expense increased in the year ended December 31, 2005 over the same period in 2004 mainly due to the impact of the mark-to-market of our derivatives, which amounted to € (1.1) million in 2005 and € 1.9 million in 2004, representing an decrease of € 3 million year-over-year. Financial expense also increased by € 0.6 million, due to the new short-term credit facilities obtained in 2005 in Brazil. See Note 14 to our consolidated financial statements.
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
Impact of Inflation
     We have not historically been affected materially by inflation in our core geographies.
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
Operating Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2006	2005	2004	2005 - 2006	2004 - 2005
	(Euros in thousands)
Net cash provided by operating activities	€36,719	€4,464	€24,694	722.6%	(81.9)%
     For the year ended December 31, 2006, net cash provided by operating activities was € 36.7 million, compared with net cash provided by operating activities of € 4.5 million for the year ended December 31, 2005. We had € 9.0 million of non-cash adjustments to net income for the year ended December 31, 2006, including depreciation and amortization charges of € 10.0 million, compared with € 15.0 million of non-cash adjustments to net income, including € 10.6 million of depreciation and amortization charges, for the year ended December 31, 2005. We also included a non-cash adjustment of € 0.9 million related to net foreign currency exchange gains, due to the impact of the depreciation of the Euro against other currencies on our monetary assets and liabilities, compared with € 0.9 million of foreign currency exchange losses for year ended December 31, 2005. Additionally, we added back to net income € 1.9 million in 2006 and € 1.4 million in 2005, resulting from the stock compensation plans expense, and adjusted € (2.8) million and € 1.6 million, in 2006 and 2005, respectively, related to deferred income taxes. Working capital and temporary joint ventures provided € 5.9 million to our operating cash for the year ended December 31, 2006, compared with € 25.2 million used in the year ended December 31, 2005. The increase in operating cash for the year ended December 31, 2006 was mainly due to the increase in our accounts payable, accrued and other liabilities and related parties trade payable of € 87.4 million and the increase in our billings in excess of cost and estimated earnings of € 8.2 million. These changes were partially offset by the increase in our accounts and other long-term receivables of € 44.3 million, the increase in unbilled revenues of € 26.7 million, our increase in inventory of € 8.1 million, related parties receivable and other assets of € 8.5 million, and the incorporation of the temporary consortiums’ working capital of € 2.1 million.
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
     Net cash provided by operating activities in 2004 was € 25.1 million. For the year ended December 31, 2004, we had € 6.0 million of non-cash adjustments to net income including depreciation and amortization charges of € 9.0 million. We also recorded a non-cash adjustment of € 0.9 million related to net foreign currency exchange losses reflected in our consolidated statement of operations due to the impact of the appreciation of the Euro against other currencies on our monetary assets and liabilities. Working capital and temporary joint ventures provided € 9.6 million of our operating cash. The increase in operating cash for the year ended December 31, 2004 was mainly due to the decrease in our accounts receivable of € 1.7 million, to our decrease in inventory of € 2.6 million, to our increase in related parties receivable and other assets of € 1.7 million, to our increase in billing in excess of cost and estimated earnings on uncompleted contracts of € 2.0 million and the incorporation of the temporary consortiums’ working capital change of € 8.4 million. These charges were partially offset by an increase in our unbilled revenues of € 10.8 million and the increase in our account payable and other liabilities and related parties payable of € 7.0 million.
Investing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2006	2005	2004	2005 - 2006	2004 - 2005
	(Euros in thousands)
Net cash (used in) provided by investing activities	€(45,984)	€(8,235)	€14,143	458.4%	(158.2)%
     Net cash used in investing activities in 2006 was € 46 million. We used € 30.7 million to make the payment on our Farradyne acquisition in July 2006, € 5.8 million to make the payment for the remaining 30% of Miner and Miner in February 2006, € 2.4 million to make the deferred and earn-out payments on the Almos adquisition, € 2.3 million to make a first payment on our Beijing Blue Shield acquisition in April 2006 and € 1.7 million to make the payment on our Maexbic acquisition in November 2006. In 2006, we also incurred in € 2.3 million of capital expenditures that were mainly related to the build-out of our facilities and data centers and the establisment of our new headquarters in China. These cash payments were partially offset because we were paid € 4.6 million from related parties under our reciprocal credit agreement.
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
Net cash provided by investing activities in 2004 was € 14.1 million. This amount was mainly driven by the € 33.9 million we received upon the sale of certain investments (substantially all of which related to the sale of our Xfera investment for € 25.6 million and to the sale of Telvent Factory Holding AG to another Abengoa subsidiary for € 7.9 million). This investing cash inflow was partially offset by our acquisition of ICX, WBU-Xwave and Miner & Miner, as well as the deferred payment on our acquisition of the NMS Division of Metso, for a total cash outlay of € 10 million. In addition, we incurred € 4.9 million of capital expenditures that were primarily related to the build–out of our facilities and data centers and we were paid € 3.2 million from related parties under our reciprocal credit agreement.
Financing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2006	2005	2004	2005 - 2006	2004-2005
	(Euros in thousands)
Net cash (used in) provided by financing activities	€(373)	€2,377	€12,227	(115.7)%	(80.6)%

     Net cash used in financing activities in 2006 totaled € (0.4) million. During 2006, we had net proceeds of € 1.1 million from long-term debt, which includes € 0.5 million borrowed under the Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja) credit agreement and € 0.6 million borrowed under an 8-year mortgage for the purchase of a new office in Beijing to establish our China headquarters. Additionally, we had short-term debt proceeds of € 16.1 million mainly to partially finance the Farradyne acquisition, borrowed from La Salle Bank. We repaid € 11.6 million of long-term debt mainly in connection with a repayment of long-term debt related to the credit facility with La Salle Bank, Fortis Bank, ING and Liscat loans, and € 5.8 of short-term debt mainly related to repayments on the credit facility with Fibra Bank, BSCH, Citibank and Safra Bank. Additionally, we repaid € 0.2 million from our credit arrangement with Abengoa.
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
     Cash provided by financing activities in 2004 totaled € 12.2 million. During 2004, we repaid € 33.5 million of debt owed to Abengoa that was mainly incurred in connection with the acquisition of Xfera and we repaid € 24.5 million of short-term and long-term debt that was mainly incurred in connection with the acquisition of the NMS Division of Metso, and we had short-term and long-term debt proceeds of € 9.6 million. Additionally, during 2004, we received € 60.5 million of net proceeds from our IPO.
     Our cash and cash equivalents at December 31, 2006, December 31, 2005 and December 31, 2004 were € 69.2 million, € 80.0 million and € 80.5 million, respectively. We consider all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents. See Note 2 to our Consolidated Financial Statements.
     At December 31, 2006 we had € 8.0 million in restricted cash, which serves as collateral securing certain guarantee obligations that we assumed during the normal course of business. During the year ended December 31, 2006, we also received € 3.2 million due to the deposits that were restricted for use as of December 31, 2005, until the cash was received by the third party, which thereby released our obligation.
     As a corporate policy, we try to optimize working capital so that our projects are cash-flow positive over their life cycles. We achieve this result by factoring our receivables under agreements that we have with various financial institutions. We do not factor any of our North American receivables at this time, in part due to the pledge of receivables under the Telvent Canada and Telvent USA financing arrangements. With respect to those receivables we do factor, we have entered into several accounts receivable factoring arrangements under which we recorded the accelerated receipt of € 108.8 million of cash for the year ended December 31, 2006, € 75.7 million for the year ended December 31, 2005 and € 65.0 million for the year ended December 31, 2004. We sell, on a revolving and non-recourse basis, some of these trade account receivables. We account for these transactions as sales because we relinquish control of the pooled receivables. Accordingly, pooled receivables sold under these facilities are excluded from receivables on our balance sheet. We do not retain any beneficial interest in the sold pooled receivables. See Note 2 to our Consolidated Financial Statements.
Credit Arrangements and Loan Facilities
     The following discussion is a summary of the credit arrangements and the material loan facilities that we or our subsidiaries entered into during 2006, and the total level of borrowings at December 31, 2006. A complete description of any material credit arrangements is provided in Item 10.C. “ Material Contracts”.
     On April 6, 2005, our subsidiaries Telvent Interactiva S.A. and Telvent Tráfico y Transporte S.A., entered into a definitive Current Account Credit Agreement (the “Agreement”) with Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid), pursuant to which the Bank made available to us a line of credit for operating purposes with a maximum borrowing limit of € 9.8 million. Interest was payable quarterly in arrears on daily balances due under the line of credit at the annual nominal rate of 2.69% during the first quarter. The term of the Agreement was one year, but was terminated on November 10, 2005 when we replaced it with a loan from Monte de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja), as described below. On November 10, 2005 we signed a new Credit Agreement with Unicaja, the purpose of which was to replace the above-mentioned loan with Caja Madrid. The total amount available to us under this new facility is € 12.6 million. This Agreement was obtained in connection with El Toyo Digital

City Project, and will be established on a non-recourse basis when the customer accepts delivery in the turn-key phase of the project. The term of the new credit agreement is 22 years, and the interest rate is 3.22% plus 1% for the first twelve months and EURIBOR plus 1% on a monthly basis thereafter. The amount outstanding under this agreement at December 31, 2006 was € 9.4 million.
     On May 25, 2005, we obtained an 8-year mortgage loan with the Bank of Communications bearing interest at 5.58%, for Rmb 5.6 million (€ 0.6 million) in connection with the purchase of a new office in Beijing to establish our headquarters in China. On May 23, 2006, Telvent China signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing adjacent to Telvent China’s current headquarters. The new office will be used by Beijing Blue Shield, a company recently acquired by Telvent China. Forty percent of the total purchase price of Rmb 9,208,780 (€ 896) was paid on closing and the balance was financed by an 8-year mortgage, which we entered into on July 14th, 2006 with the Bank of Communications. The amounts outstanding under these agreements at December 31, 2006 was € 1.2 million.
     In November 2005, we entered into a line of credit in the amount of € 2 million with Banco de Andalucía. The credit line was guaranteed 50% by Telvent. This credit line was cancelled in November 2006.
     The net amount receivable under the credit arrangement with Abengoa as of December 31, 2006 was € 18.4 million. Under such agreement, we may borrow funds from, or lend funds to Abengoa, up to a maximum of € 45 million. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds there under.
     As of December 31, 2006, the aggregate amount outstanding under Telvent Canada’s two separate credit facilities with LaSalle Bank was € 1.7 million.
     On May 31, 2006, our subsidiary, Telvent Traffic North America Inc. (“Telvent Traffic”), entered into a credit agreement with LaSalle Bank National Association under which it may borrow up to U.S. $20 million. The obligations of Telvent Traffic under the credit agreement are guaranteed by Telvent. The credit facility is available for partial financing of acquisitions permitted under the agreement. The credit facility matures on May 1, 2007. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by LaSalle Bank National Association or (ii) the London Interbank Offering Rate for United States dollar deposits in the London Interbank Eurodollar market (LIBOR), plus an applicable margin which is based on the leverage ratio of Telvent GIT, S.A. The leverage ratio is the ratio of consolidated debt to consolidated EBITDA (net income plus the sum of expenses for interest, taxes, depreciation and amortization). The minimum margin is 0.75 % and the maximum applicable margin is 1.25%. For prime rate loans, interest is payable quarterly in arrears. For LIBOR loans, interest is payable in arrears on the last day of each interest period, which can be one, two, three or six months, as selected by Telvent Traffic. This credit facility is not a revolving facility. The amount outstanding under this facility at December 31, 2006 was U.S. $ 20 million (€ 15.3 million).
     As of December 31, 2006, € 3.3 million was outstanding under the financings obtained by our subsidiary, Telvent Housing S.A., from ING and Liscat for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility. In September 2006, the Fortis Bank loan was cancelled. In addition, the amount outstanding under our Caja Madrid loan obtained by our subsidiary Telvent Energía y Medio Ambiente in 2001 was € 1.5 million at December 31, 2006.
     As of December 31, 2006, € 0.8 million was also outstanding in connection with the credit facilities that our subsidiary, Telvent Brasil S.A., obtained from various financial institutions. There are no outstanding borrowings under this credit facility as of January 2007.
     In the ordinary course of business, we arrange for performance guarantees in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our sub-contractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of December 31, 2006, we had € 170.3 million of these obligations outstanding.
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
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements for fiscal years 2004, 2005 and 2006, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
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
     Additionally, since the acquisition of Miner & Miner, part of our products and services solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with SOP No. 97-2, “Software Revenue Recognition” and SOP 81-1. For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-shipment obligations, including the production, modification, or customization of software are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term or other factors appropriate to the individual contract of sale.
     Because these estimates may require significant judgment, depending on the complexity and length of the services, the amount of revenues and profits that have been recognized to date are subject to revisions. We regularly review our progress on these contracts and revise the estimated costs of fulfilling our obligations. If we do not accurately estimate the amount of costs or hours required or the scope of work to be performed, do not complete our projects within the planned periods of time or do not satisfy our obligations under the contracts, then revenues and profits may be significantly and negatively affected and losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.
     For our managed services contracts, we recognize revenue earned on the leasing, maintenance and monthly fixed-rate contracts on a straight-line basis over the term of the contract. For contract arrangements under which there is a fixed-rate per hour charge, we record income based on time incurred to date.
     We include amounts received for research and development activities in unearned income and amortize such amounts into income in the period during which the related services are performed and the revenue is earned.
     In contracts for both products and services solutions and managed services, we may bill the customer prior to performing the service, which would require us to record a liability as “billings in excess of costs and estimated earnings”. In other contracts, we may perform the service prior to billing the customer, which would require us to record unbilled revenue.
Factoring of trade receivables and allowance for doubtful accounts
     We have entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of cash on available trade accounts receivable. Under the factoring agreements, we sell on a revolving and non-recourse basis, certain of our trade accounts receivable (the “Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because we have relinquished control of the Pooled Receivables and we do not maintain any continuing involvement with the sold assets. Accordingly, the Pooled Receivables sold under these facilities are excluded from receivables in the accompanying balance sheet.
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
Consolidation of variable interest entities
     Following the issuance of FIN 46, “Consolidation of Variable Interest Entities”, as revised in December 2003 by FIN 46-R, we consolidate certain joint venture arrangements or Union Temporal de Empresas (“UTEs”) as described in Note 6 to our Consolidated Financial Statements. These joint ventures are deemed to be variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, we consolidate those joint ventures where we are the partner most closely associated with the joint venture.
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
     Under the current accounting treatment, the increase in total assets from these consolidated entities amounted to € 54,073 and € 39,868 as of December 31, 2006 and 2005 respectively. Total revenue recognized with respect to these consolidated joint ventures was € 48,577, including € 40,947 of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2006. During the corresponding period in 2005, revenue recognized with respect to these consolidated joint ventures was € 42,403, including € 31,684 of revenues of other venture partners in these arrangements. Corresponding costs due to other joint venturers of € 40,761 and € 31,528, are recognized in cost of revenues as of December 31, 2006 and 2005, respectively. These revenues and equivalent cost of revenues were recognized based on the billings of the other ventures to the UTE.
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
Stock-Based Compensation
     Under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa to buy ordinary shares of Telvent from Abengoa. The shares sold under the stock purchase plan contained certain performance and vesting features. The performance feature within the arrangement contained a clause whereby Abengoa can call portions of the shares sold if the performance criteria are not met. The performance criteria are tied to the achievement of cumulative and individual annual budgets in the first three years of the plan. Furthermore, in the absence of a public listing of our shares, the plan participants could sell the shares back to Abengoa based on a formula value. Such repurchase feature expired at the time of our IPO.
     Furthermore, in March 2004, various employees, including our managers, were granted additional shares under the stock compensation plan. The shares were accounted for as a formula value stock plan in accordance with paragraphs 97 to 98 of EITF 00-23 until the date of our IPO.

     We have applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25’’), and related interpretations in accounting for the formula based stock purchase plans described above until December 31, 2005. We recognized compensation expense in earnings at the balance sheet date based on a formula, with the exception of shares granted after January 1, 2003, where compensation expense has been recognized based on the excess, if any, of the fair-value of our stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. For ordinary shares sold to employees after January 1, 2003, we estimated the fair value of our stock at the date of sale on the basis of the midpoint of the expected price range for a public share offering less a 15% discount. The allocation of a discount was due to the non-marketability of the shares as a result of the absence of a public market in 2003.
     After our IPO, the variable nature of the stock-based compensation plans reverted to a fixed plan, apart from where performance conditions still had to be met by the employees, in which case the related plans continued to be variable after the date of the IPO. For plans considered “fixed plans” after the date of our IPO, the remaining deferred compensation was expensed over the remainder of the vesting period. For plans which continue to be variable, the deferred compensation cost and resulting compensation expense will be adjusted to the market value of the shares as of each balance sheet date.
     Upon adoption of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), on January 1, 2006, the Company has designated its formula based stock purchase plan as an equity award plan and we have started to record as an expense the fair value of the shares purchased by employees under the plan. As the shares sold under the incentive plan consist of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by SFAS 123. We have chosen the modified prospective application transition method allowed by SFAS 123R.
     In addition, the Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa on Abengoa’s shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan has been performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).
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
     We recorded goodwill in relation to our acquisitions of the NMS Division of Metso, WBU-Xwave, Miner & Miner, Farradyne and Maexbic. We have selected December 31 as the date as of which we will perform our annual goodwill impairment tests. No impairments were recognized for the years ended December 31, 2006, 2005 or 2004.
     We have also recorded intangible assets with finite lives in relation to our acquisitions of the NMS Division of Metso, WBU-Xwave, Miner & Miner, Almos, Beijing Blue Shield and Farradyne. These comprise customer contract (backlog) and relationships, purchased software technology and in-process research and development. We based the value of these intangible assets on an independent valuation report. We are amortizing the intangible assets over their estimated useful lives which are two to ten years for customer contracts and relationships and four to ten years for purchased software technology. In-process research and development is amortized fully after acquisition. If our estimates of useful lives were to change, we could be required to accelerate the amortization charge recognized in earnings. We review the carrying value of our finite life intangibles for impairment loss whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability assessment involves considerable estimates of future cash flows in association with recorded finite life intangibles. If these estimates or related assumptions change in the future, we may be required to record impairment charges for our finite life intangible assets. Finally, we recorded an indefinite-life intangible asset , or brand-name, in the purchase of Miner & Miner. This “brand name” intangible is not amortized but is instead tested annually for impairment. See Note 10 to our Consolidated Financial Statements.

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
     In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. We have not yet assessed what effect, if any, the adoption of this Interpretation will have on our financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of this Statement to have any material effect on our financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities, such as Telvent, is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006; such requirement did not affect our reported disclosures. Guidance related to the measurement date of the plans is effective for years ending after December 31, 2008. We do not expect the adoption of this guidance to have any material effect on our financial position, results of operations or cash flows.
     During October 2006, the FASB issued three final FASB Staff Positions (FSPs) related to Statements 126 and 123(R). FSP FAS 126-1 amends certain accounting standards to clarify the definition of a “public entity.” FSP FAS 123(R)-5 addresses whether a modification of an instrument in connection with an equity restructuring should be considered a modification for purposes of applying FSP FAS 123(R)-1. FSP FAS 123(R)-6 addresses certain technical corrections of Statement 123(R). FSP FAS 126-1 should be applied prospectively in fiscal periods beginning after December 15, 2006. The latter two should be applied in the first reporting period beginning after October 10 and October 20, 2006, respectively. We do not expect the adoption of any of these FSPs to have any material effect on our financial position, results of operations or cash flows.
     On February 15, 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (the fair value option, or FVO). Under Statement 159, entities that elect the FVO will report unrealized gains and losses in earnings. Statement 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted. We have not assessed what effect, if any, the adoption of this Statement will have on our financial position, results of operations or cash flows.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC
     We have made investments of € 16.5 million, € 15.0 million and € 11.1 million in research and development in 2006, 2005 and 2004, respectively. We invest in technology rationalization, integration and innovation and in new research programs to support our strategic position as a Global Real-Time IT Company in multiple industry verticals. To accommodate a geographically distributed R&D environment, in 2004 we deployed our universe model. In this model, product and competency centers work collaboratively and systematically to support technology deployment in strategically geographically positioned delivery units. Product centers provide infrastructure technologies and system architectures that underpin all of our solutions, while competency centers develop high-value-added, industry specific, advanced real-time and business process applications. The competency center applications can be deployed on a stand-alone basis or in concert with product center infrastructure products. As in past years, our product and competency centers continued to allocate a substantial investment in pure research that typically utilizes a public funding component and collaborative research with universities, research centers and corporations.
D. TREND INFORMATION
Energy
     The backlog corresponding to our Energy Business guarantees a large portion of the 2007 revenues planned and we expect an important additional contribution from new orders in Electricity projects such as Cadafe in Venezuela and the Vattenfall project in Sweden, as well as projects with Colonial Pipeline, Koch Pipeline and Keyspan Energy in Oil & Gas.
     In Europe, we anticipate that the electric utilities in Spain will continue with significant investments in order to strengthen the capacity of their distribution and transmission networks. We will try to take advantage of our excellent position in this market and get an important portion of these orders. However the Electrical market in Spain remains unstable. Large corporations like ACS, Unión Fenosa and Acciona are increasing their presence in this market and competing for business from customers such as Iberdrola and Endesa and other competitors may appear.
     In North America, in our Oil & Gas sector, the eighteen months of increasing oil and gas prices, which had companies focused on exploration and production (E&P), has now brought companies to focus on pipelines infrastructure to get high priced production to refineries and markets. The North American oil and gas pipeline market seems to be rebounding after a couple of years of diverted investments into E&P.
     In Electricity, although capital budgets for IT-related spending are down in the sector, which impacts our traditional SCADA business, we expect that SCADA-related bookings will improve significantly during the first and second quarters of 2007, due to a very strong pipeline. Two drivers should bring us opportunities in North America and Europe in the following years. The first driver is the growth anticipated in the renewable energy market, in which we are achieving a presence with important references. The second driver is the changes in electric regulations and energy efficiency that should bring more opportunities for our AMR/AMM solutions. Market indicators in North America project steady spending for the Enterprise GIS sector in 2007, in line with the 5% to 6% increase of 2006.
     Our pipeline in Latin America shows a lot of potential projects in the region. We are pursuing projects in Brazil, Bolivia, Chile, Equator and Panama where we are taking advantage of our local presence in this area. We have recently established a local company in Venezuela, in order to improve our local presence and to obtain a share of this market.

     In our Enterprise GIS business, future revenue streams, including software maintenance and implementation services, are likely to grow faster in the international markets, especially in Latin America and the Asia-Pacific region.
     In the Asia-Pacific region, our success in developing the China oil and gas markets is expected to have both a direct and indirect effect in our continuing development of this business area, particularly as we widen our product and solutions for the upstream market.
     In China, official statistics show that by the year 2020, China will need an electricity installed capacity of 1 billion kilowatts, a 100% increase from the current 500 million kilowatts. In order to help alleviate the situation, State Grid Corp of China (SGCC), China’s largest power grid builder, and the operator of more than half the power-starved economy’s electricity distribution, has planned an investment of 107 billion yuan (US $12.9 billion) to construct and repair its grids. China Southern Power Grid Corp (CSG), the second-largest electricity distributor, will spend 30.5 billion yuan (US $3.7 billion) improving its power transmission capacity in the five provinces it serves — Guangdong, Guangxi, Guizhou, Yunnan and Hainan. Based on these planned expenditures, we foresee an expansion of our client base in China in the next several years.
Traffic
     In Europe, our Spanish traffic activity is maintaining a consolidated position, with a market share of approximately 30%, and maintenance service contracts with recurring income. Traffic safety is a priority for the government and enforcement activities are receiving big investments from national and municipal funds, mainly in speed radar networks, red-light infringements and violations processing. We expect to have a strong future position in this sector based on the past projects awarded by the Road Traffic Authority (DGT). Local traffic authorities continue to update urban traffic control centers as existing systems built during the 1990’s are being decommissioned. Also, there is some strong activity in the area of ITS systems and Tunnel Management. Also, shadow-toll systems are emerging, which also should provide a good opportunity in the near future.
     Elsewhere in Europe, new opportunities should emerge in Central and Eastern Europe countries due to the boost of investments in infrastructures provided by their entry in the European Union. Specifically, toll systems are already in high demand and we are continuing our sales and marketing efforts to position Telvent, as a technology provider for ITS systems, taking advantage of the successful completion of the Bucharest-Cernavoda freeway project and our entrance in Ireland through the Eurolink Toll System. Also, conventional toll systems continue to be demanded by toll highway concessionaires and new opportunities should arise for freeflow systems.
     In North America, the acquisition of Farradyne in July of 2006, positions Telvent as a key player in ITS systems, within the specific U.S. rules and way-of-work, enabling a platform for provision of new solutions for tunnels and conventional and free flow toll systems, and continuing with consulting activities.
     In Latin America, Brazil is already facing an update of urban control systems in Sao-Paolo and Rio de Janeiro, and also continuing its implementation of ITS systems in the main highways. Argentina is providing opportunities for enforcement activities, from the successful operation of the system in Rosario, Argentina. However, no representative growth is expected in this area for traffic activities.
     In Mexico, the update of urban traffic systems in Guadalajara and Leon, during 2006 is providing some opportunities for the implementation of new systems based on wireless communications, together with some ITS opportunities as ITS concepts are merging in the country.
     In the Asia-Pacific region, the projects awarded in China during 2006 should provide good references and position Beijing Blue Shield as a key player in high-end urban traffic systems, complementing its activities in smaller cities and traffic engineering, and allowing strong competition with local companies. We are expecting to enter the Indian market with our own technology and in Thailand the enforcement project awarded by the Thai Police positions us well for the future.
     In the Middle East and Africa, the projects for enforcement, UTC and traffic and enforcement control in Saudi Arabia are expected to start actively in the last six months of 2007, providing good expectations for an increase of revenues.

Transport
     In Europe, the acquisition of Maexbic, a Spanish company with expertise in bus ticketing solutions, is expected to help position Telvent as a key player for intermodal public transport and tariff integration for 2007 and following years. The extension of existing subway lines and the creation of new ones should create opportunities for new bookings for automatic fare collection systems. We expect to see continued growth in the Transport segment in 2007, although it may be at a lower rate than 2006.
     In the rest of Europe, Telvent has been preselected in Glasgow and Manchester subways, as a first step for the presentation of offers. We will start focusing in Eastern European countries in 2007 in order to capture opportunities in the area of public transport.
     In Latin America, we foresee important growth in our Transport business due to existing opportunities, mainly in Venezuela and Mexico, with important investments in the railway sector. Also, we believe we have good opportunities to obtain new projects in Peru, Colombia and Argentina.
     In the Asia-Pacific region, some new railway projects are expected for tender, mainly in China. We believe we have considerable opportunities to win new projects in Tianjin, leveraging the success of the Tianjin Line1 project and in other Chinese cities such as Beijing, Shanghai and Nanjin. We are giving particular attention to Beijing, with new subways lines under construction in preparation for the 2008 Olympic Games.
     In the Middle-East and Africa, marketing efforts in Morocco and Egypt are in progress but we have not yet identified any specific opportunities. Arabic countries may provide opportunities for specific actions and offers in the near future.
Environment
     In Europe, the business with the Spanish Administration is expected to continue growing, mainly as a result of the opportunities in meteorological systems and automatic hydrological information system (Saih) for the Duero, Guadalquivir and Catalonian basins contracts, that should result in significant revenues in 2007 and following years. Weather radar is also an emerging business in Spain and a sector in which we have a solid position. Therefore, we expect large opportunities and significant revenues in this segment in 2007. From the Netherlands, we will manage the commercial expansion to other European countries like Switzerland, Sweden, UK, Germany, Belgium and Eastern European countries. We anticipate that UK, Switzerland, Belgium and Sweden will start generating revenues in 2007.
     In our North America region, after obtaining our first RWIS contract in Alberta, Canada, we have established a position in this sector. New RWIS opportunities, both in Canada and U.S. with an outsourcing/concessions scheme are expected in 2007, so we anticipate to grow in this strategic sector. Growth is expected in the water industry during 2007.
     In Latin America, we expect that significant opportunities for environmental early warning systems and hydro meteorological projects will materialize in 2007 in this region.
     In the Asia-Pacific region, we foresee an opportunity in meteorological applications for Chinese airports. This is being boosted by the enormous investment plans in airport infrastructures throughout the country. We also expect good business opportunities from the water sector where it is projected that they will maintain an annual growth of 15% until 2010. Our efforts will be in positioning our products and solutions in a region where we do not yet have any historic references.
     The Middle-East and Africa region is expected to continue to grow in 2007. Our current strong presence in meteorology and water will be leveraged to get upcoming opportunities and increase our market position in this region. Large contracts are expected for 2007 in water in the Middle East.
Other
     In Europe, our healthcare business in Spain has doubled in bookings in 2006, consolidating the growth in this business area. With a strong presence traditionally coming from Andalucia, we have been able to expand our presence to other regions in Spain. Our long-term R&D is focused on starting new areas of activities such as legal, medicine and biosensor which will be developed during 2007.
     Our Public Administration business in Spain has an important presence in the Central Administration using our suite TiWorks as a platform for e-Government. From this, we are leading projects related to interoperability among Spanish Central Administration, regions and municipalities which are expected to help us develop this business in the future. Also, we entered into the homeland security market with the contract we signed with the Spanish Police for Border Control, which includes artificial vision and image recognition techniques for biometric authentication of counterfeit ID cards and passports. In 2007 and 2008, we expect to win new projects in this market. We foresee opportunities in the areas of census, banking and airline security.
     Our managed services activity is achieving good growth both in revenues and in our installed base in Spain. With more than 400 customers, the possibilities of cross and up-selling are greater and thus we are increasing our up-the-value-chain offering from infrastructure and systems outsourcing, to applications and business processes outsourcing. We are also expecting our consulting capabilities to create a good base and driver for the selling of larger projects. Also, we are investing internal resources in the development of partnerships to reinforce the managed security concepts in the market. We believe that security is a key concern among most corporations. We are preparing for this market demand with a strong team and dedicated infrastructure in our data center network. The largest sectors where we are seeing the biggest investment in outsourcing services are healthcare, finance and insurance, and are our key growing target markets.
     In Latin America, we signed our first healthcare contract in the Dominican Republic and have established a commercial base in the country, which gives us an excellent position to become a player in this geography.
     We expect to expand our homeland security projects to other countries in which we already have presence, such as Dominican Republic, Panama, Argentina and Brazil. We also expect to win projects in statistical systems in Dominican Republic and Venezuela during 2007.
     Although currently developed mostly in Spain, we plan to expand our managed services activity to the rest of our core geographies. We have plans to market our managed services business to our existing customers in all of our core segments and geographies.
E. OFF-BALANCE SHEET ARRANGEMENTS
Guarantees
Performance Guarantees
     In the normal course of business we provide performance guarantees in the form of performance bonds to customers that obligate us to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. We request similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as us will usually successfully complete the contract or renegotiate contract terms.
Financial Guarantees
     As of December 31, 2006, we maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
	(Euros in thousands)
Performance guarantees	€170,336	€14,557	€—
Financial guarantees	3,218	—	—

	€173,554	€14,557	€—

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

Commitments
     As stipulated in the share purchase agreement, a payment of Rmb 6.4 million (€ 637 thousand) is due from us on May 20, 2007, related to the purchase of Beijing Blue Shield. However, such payment has been deferred to November 30, 2007 pending resolution of certain items related to the carrying value of the net assets purchased, which are currently under discussion with the sellers of BBS: Shenzhen Airport Co. Ltd. and China Motor-Vehicle Safety Appraisal and Inspection Center. In March 2007, we have agreed with the sellers to extend the date for the final payment to November 30, 2007.
     Regarding the Maexbic acquisition, there is a contingent and variable earn-out outstanding payment, up to a maximum of € 625,000, based on Maexbic meeting certain financial targets over the period ended December 31, 2007. In addition, there has been a guarantee deposit payment of € 100,000 that the company has made on March 29, 2007.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     As of December 31, 2006, we had the contractual obligations set forth in the following table:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(Euros in thousands)
Contractual Obligations
Long-term debt	€16,702	€1,514	€4,980	€2,057	€8,151
Short-term debt	32,295	32,295	—	—	—
Deferred and contingent payment on acquisitions	1,362	1,362	—	—	—
Capital lease obligations	4,396	2,562	1,809	25	—
Operating lease obligations	36,519	11,713	20,952	3,520	334
Other long-term liabilities	7,187	1,471	4,807	663	246
Purchase obligations	108,894	108,894	—	—	—

Total contractual obligations	€207,355	€159,811	€32,548	€6,265	€8,731

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
     Deferred and contingent payment on acquisitions includes the Rmb 6.4 million (€ 0.7) deferred payment on the Beijing Blue Shield acquisition, as well as the € 0.6 million earn-out payment, and guarantee deposit of € 0.1 million, on the Maexbic acquisition.
     Capital lease obligations include the amounts owed to third parties in connection with facilities, equipment and machinery acquired under capital lease arrangements. Operating lease obligations include the amounts owed on leases for corporate buildings. Operating and capital lease obligations are more fully discussed in Note 18 to our Consolidated Financial Statements.
     Other long-term liabilities include the total amount outstanding under government loans, customer deposits and other payments due to suppliers, and are more fully discussed in Note 16 to our Consolidated Financial Statements.
     Purchase obligations include any agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
     On March 23, 2007, our directors and senior management were:

			Expiration of
Name	Age	Position	Director Term
Manuel Sánchez	43	Director, Chairman and Chief Executive Officer	2010
HRH Carlos de Borbón	69	Director	2010
Miguel Cuenca	58	Director	2010
Eduard Punset	70	Director	2010
Javier Salas	59	Director	2010
José B. Terceiro	63	Director	2010
Cándido Velázquez-Gaztelu	71	Director	2010
Bernardo Villazán	36	Director	2010
Emilio Cassinello	69	Director	2010
José I. del Barrio	44	Executive Vice President Outsourcing
Ana Plaza	39	Chief Financial Officer & Head of Investor Relations
Francisco Cáceres	45	Chief Technical Officer
Raúl Agüera	37	Chief Accounting Officer
Bárbara Zubiría	31	Chief Reporting Officer
Carmen Rodríguez	36	Chief Audit Officer
Larry Stack	54	President -Energy
José Montoya	60	President - Transport
Dave Jardine	64	Chairman - North America
José María Flores	45	Executive Vice President Transport
Ignacio González	39	Executive Vice President Energy
Javier Garoz	37	Executive Vice President Environment
Dai Yue	43	Chairman- China
Luis Rancé	64	Chairman- Mexico
Marcio Leonardo	55	Chairman- Brazil
Adolfo Borrero	45	Executive Vice President Public Administration and Healthcare
Enrique Rodríguez	39	Chief Operating Officer
Lidia García	33	Legal Counsel
     Manuel Sánchez — Director since January 2002, Chairman and Chief Executive Officer. Mr. Sánchez joined Telvent in 1989 as a software engineer. In 1995, he became Telvent Mexico’s General Manager. In 2000, he was promoted to the position of General Manager of Telvent Energía y Medio Ambiente, a subsidiary of Telvent. In 2001, Mr. Sánchez was named our Chief Executive Officer. Mr. Sánchez is also Chairman of GIRH, Abengoa’s human resources outsourcing subsidiary, since 2002. Mr. Sánchez was appointed as our Chairman in March 2004. He is also one of two joint directors of each of Telvent Investments, which is the Abengoa entity to which we transferred our ownership interest in our minority investments during 2004, and Telvent Corporation, which is our majority shareholder. He holds a degree in Industrial Engineering from ICAI Madrid and a degree in business administration (IPADE, Mexico). He also serves as a director of ViryaNet and Wisdom Lux.
     His Royal Highness Carlos de Borbón — Dos Sicilias y Borbón Parma — Director since January 2003. His Royal Highness has served as a board member of several companies, including CEPSA (a Spanish energy company), Iberpistas (the Spanish tollway operator), URBIS, Petresa and Thyssen Group. He also sponsors and presides over various foundations, including Banesto, San Benito de Alcántara (the Spanish Nature Conservation Foundation) and the Foundation for the Protection of the Environment. At present, he is the President of the Patronage of the Navy Museum and President of the Spanish Nobleman Association. HRH Carlos de Borbón earned a law degree from Complutense University (Madrid, Spain).
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
     Javier Salas — Director since November 2000 and Chairman of the Audit Committee. Mr. Salas was General Manager of Corporate Management at the National Industry Institute (INI) from 1988 until 1990 and was later promoted to President. He was Chairman of Iberia Airlines of Spain from 1993-1995. At present, he is Chairman of the Board of UNISECO, S.A. and the Board of I & F Ingeniería y Fachadas Holding Group, S.L and a board member of several companies including Red Eléctrica de España, S.A. (electricity transmission and operation), GED Iberian Private Equity SGERC (private equity), GED Capital Development, S.A. (venture capital), and PROINTEC. He is also a member of the Advisory Committee of the Banco Privado Portugues (banking and financial services) and Axioma, Inc (software solutions). He serves as the President of “Fundación Entorno” (Environment) and is a director partner of Saga Servicios Financieros, S.A. (financial services). Mr. Salas has been President of ASPEL (Cleanliness Company Professional Association) since 2001. Mr. Salas has an Economics degree from University of Málaga, Spain.
     José B. Terceiro — Director since November 2000. Mr. Terceiro is a Professor of Applied Economics the University Complutense of Madrid. Mr. Terceiro is Chairman of the Board of Advisers of Abengoa, S.A. and Bioetonal Galicia, S.A. and is a Board Member of the Prisa Group, Abengoa, Unión Fenosa and Iberia Airlines of Spain. He previously held several Spanish government offices, including Undersecretary of the Cabinet Office, General Director for Libraries and Books, the National Education Advisor and Vice-President of the Center for Constitutional Studies. He was a member of the Economic and Social Council of Spain. In addition, Mr. Terceiro has also been a Professor at several other universities in Spain and abroad, including the Universidad de La Havana and he developed the program of the North-American Universities for the University of Madrid. From 1983 until 1999, Mr. Terceiro was the advisor of the Academic Board of the Royal College Complutense at Harvard. Mr. Terceiro holds a PHD in Economy from the University Complutense of Madrid.
     Cándido Velázquez-Gaztelu — Director since November 2000 and Chairman of the Nominating and Compensation Committee. Mr. Velázquez-Gaztelu was Chairman of Tabacalera S.A. from 1973 to 1988 and was Chairman of Telefónica, S.A. (the main Spanish telephone company) from 1989 to 1996. Currently, he is an advisory board member of Abengoa and Accenture (management and technology consulting) and Wisdom Lux (an entertainment company), Zenith Media (media planning and buying agency) and Worldbest Cigars. He is also president of the Spanish Autism Confederation. Mr. Velázquez-Gaztelu graduated from Granada University in Law and Social Studies and holds an MBA from IESE (Barcelona, Spain).
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
     Emilio Cassinello — Director since May 2005 and a Member of the Audit Committee. Emilio Cassinello Aubán, career diplomat, Ambassador of Spain, is at present the Director General of the Toledo International Center for Peace and a member of the Board of Directors of Parques Reunidas. In the Ministry of Foreign Affairs, he has served as Assistant Director General for Africa, Director General of Organizations and International Conferences, Director General of Latin America Political Affairs, and Director of the Foreign Policy Planning Staff. He has acted as Commercial Counselor and Chargé d’ Affaires in the Embassies of Addis Ababa and Dar es Salaam, Cultural Counselor in Mexico, and Spain’s Ambassador in Angola (1978-79) and Mexico (1982-85). He was President and Chairman of the State Corporation for the Universal

Exposition of Seville 1992 (1986-1991), and Commissioner General (1991-1993). He was also General Consul of Spain in New York (1998-2003) and Ambassador at large for North American Affaires (2003-2004).
A Law Graduate from Madrid and Mexico Law Schools, Emilio Cassinello holds a LLM from Harvard Law School. He was the founding Secretary General of the Spain/United States Council and is Vice-President of the Euroamerican Foundation. He is also a member of the Scientific Council of Real Elcano Institute of International and Strategic Studies and of the Casa Árabe (Madrid); Honorary Fellow of the Foreign Policy Association of New York, and a member of the Advisory Council of the Dukes of Soria Foundation. He is also a member of the Board of both the Museum Picasso-Málaga and El Museo del Barrio (New York).
     José Ignacio del Barrio — Executive Vice President Outsourcing and Executive Vice President Business Development. Mr. del Barrio has worked for Abengoa and Telvent since July 1988. Mr. del Barrio started his career in Telvent as a Project Manager for large-scale strategic projects in Africa and Latin America in the Communications Division and was later promoted to Director of the International Department. In 1993, he was named Telvent Mexico’s General Manager. After three years in Mexico, he took the position of Sales and Marketing Director of Telvent Energía y Medio Ambiente S.A. and in 1998 he was named Managing Director of the Communications Division. In 2001, he was named Telvent’s General Manager, where he founded and held executive positions in Telvent Housing, Telvent Datahouse and Telvent Interactiva. Currently, Mr. del Barrio is the Executive Vice President of Telvent Housing and Telvent Outsourcing. Mr. del Barrio is also one of two joint directors of each of Telvent Investments, which is the Abengoa entity to which we transferred our ownership interest in our minority investments during 2004, and Telvent Corporation, which is our majority shareholder. Mr. del Barrio graduated with a degree in Telecommunications Engineering from UPM (Madrid, Spain), and holds a degree from the Business Administration Program from IESE (Barcelona, Spain).
     Ana Plaza — Chief Financial Officer and Head of Investor Relations. Ms. Plaza joined Telvent in 1999 as its Financial Controller and Internal Audit Manager and became CFO in 2001. From September 2003 to April 2004, she held the position of Audit and Consolidation Director in Abengoa. Prior to joining Telvent, Ms. Plaza spent four years at the Audit and Consolidation Corporate Department of Abengoa. She also worked for PricewaterhouseCoopers from 1991 to 1995. Ms. Plaza holds an MA in Economics from Cordoba University and an Executive MBA from IESE (Madrid, Spain). In January 2007 she was appointed as Head of Investor Relations of the company in addition to her other position. Ms. Plaza has been selected by the World Economic Forum as a Young Global Leader in 2007.
     Francisco Cáceres — Chief Technical Officer. Mr. Cáceres is responsible for global coordination of product research, technology development and product management. He joined Telvent in 1987 as a Software Engineer participating in electrical control systems projects. From 1993 to 2003, he held various R&D management positions related to embedded systems and SCADA systems. In 2003, he was promoted to the position of Director of the Product Center located in Seville, until January 2006 when he was designated Chief Technology Officer of Telvent. Mr. Cáceres holds a degree in Software Engineering from Seville University, a six sigma Champion and a degree in business administration (AD-1) from San Telmo’s Institute (Seville).
     Raúl Agüera— Chief Accounting Officer. Before joining the Company in 2005 as Director of Administration, Mr. Agüera worked as Financial Controller and Chief Financial Officer for Pridesa and Ondagua, Spanish companies of RWE Group, a multi-utility German company working in electricity, gas, water and service areas. Previously he was Administration and Financial Director in SERNAUTO, Spanish Autoparts Association, and has had two years experience in private banking. Mr.Agüera graduated with a degree in Economics from ETEA (Cordoba, Spain).
     Bárbara Zubiría — Chief Reporting Officer since October 2006. From April 2005 to October 2006, Ms. Zubiria served as our Chief Audit Officer. Before joining Telvent in 2005, Ms. Zubiría Furest worked as a manager in the Global Offering Services (GOS) group of Deloitte & Touche in Madrid, Spain, focusing on U.S. and international reporting and SEC compliance. She also worked as a financial auditor for 3 years, both for Arthur Andersen in Miami, Florida and then in Madrid, and for KPMG in Miami. Ms. Zubiría earned a Bachelor of Business Administration, cum laude, with a specialty in accounting, and a Master of Science (Accounting and Auditing) from Florida International University of Miami, Florida. She is licensed as a Certified Public Accountant (CPA) by the State of Florida.
     Carmen Rodríguez— Chief Audit Officer. On October 17, 2006, Ms. Carmen Rodríguez was appointed by the Audit Committee as the new Chief Audit Officer. Ms Rodríguez has been in charge of internal auditing for the Company since 2003. Ms Rodríguez joined Telvent in January 2002 as an Internal Auditor. In September 2003, she was promoted to the position of Internal Audit Manager and has been working in the implementation of Telvent’s system of internal control over financial reporting for the last two years. Prior to joining Telvent, Ms. Rodríguez worked three years in the tax practice of PricewaterhouseCoopers in Madrid, Spain. Before that, from 1996 to 1999, Ms. Rodríguez worked in the Financial Department of Visa. Ms. Rodríguez holds a bachelors degree in Business Administration and Economics from the CEU University of Madrid. In addition, she has a Masters Degree in Taxation from the Instituto de Empresa (Madrid, Spain).
     Larry Stack —President —Energy. Since January 2007. Mr. Stack is responsible for the operations of our North American businesses, as well as for the strategic marketing activities of Telvent North America. Beginning in 1986 at Valmet (later known as Metso Automation), a leading international automation company, Mr. Stack held various project, research and development management and executive positions. Mr. Stack held the position of Chief Technology Officer of Telvent from January 2003 to January 2006, when he was promoted to his current position. Mr. Stack graduated in Electronics Engineering Technology (with Honors) from the Southern Alberta Institute of Technology.
     José Montoya— President — Traffic and Transport. Mr. Montoya held since 1989 the position of Vice President Traffic and Transport. Currently, he is a member of the board of directors of several of our subsidiaries. He is also the Vice-Chairman of the Spanish Traffic Organization (PEMTRA); Vice-President of the Spanish Road Association and a member of the Road Safety National Council, to which he was appointed by the Department of the Interior of Spain. Mr. Montoya graduated in engineering from the Universidad Politécnica de Linares and also holds an MBA from IESE (Madrid, Spain).
     David Jardine —Chairman North America. Mr. Jardine has led the Calgary, Canada based-unit (Telvent Canada), which we acquired in 2003, since 1987. Previously, he was Vice President of Westronic Inc., which manufactured automation products for the electric utility market and was subsequently sold to GE Power Systems. Mr. Jardine received a degree in Electrical Engineering from the University of Manitoba and holds an MBA from the Haskayne Business School of the University of Calgary.
     José María Flores— Executive Vice President, Transportation. Mr. Flores joined Telvent in 1987 as project engineer and became project manager in 1990. He managed several key projects in the Electric business and in 1993 was promoted to Manager of the new Distribution Automation department. In 1997 was promoted to Director, Electric Utilities department and in 1999 to Vice President, Energy Division. He moved to North America at the end of 2002 and served as Executive Vice President of Telvent North America until June 2006. In June 2004, he returned to Spain to serve in his current position. Mr. Flores is an Electrical Engineer from University of Seville and MBA from Instituto San Telmo (Seville).
     Ignacio González — Executive Vice President — Energy. Mr. González joined us in 1990 as a Project Engineer participating in key control systems projects. From 1995 to 1998, he worked as an engineer and Project Manager for the Electrical Sector. In 1998, he was promoted to the position of International Proposals Department Manager, which he held until 1999, when he was named Telvent Mexico’s General Manager. In 2002, he was named General Manager of Telvent Energía y Medio Ambiente. In 2006 he was appointed as Executive Vice President Electricity & Environment. In January 2007, he was appointed Executive Vice President — Energy. Mr. González holds an honors degree in Industrial Engineering, with a specialization in electricity, from Seville University and an MBA from Institute San Telmo (Seville).
     Javier Garoz — Executive Vice President —Environment. From 2002 until December 2003 assumed the position of Manager of the Environmental Division in Seville. He joined Telvent in 2001 holding several positions in sales and management. He had worked for 16 years in several international and national businesses occupying the post of General Director, European Comercial Director, Director of International Marketing, Regional Director and Sales manager. Javier Garoz has a bachelor’s degree in marketing and comercial management through ESIC. He has completed the Program of Director Development through IESE.
     Dai Yue —Chairman China. Mr. Dai joined Telvent in July 2002. Previously, he spent thirteen years as Chief Representative in China and Director of Projects for MQM, S.A. and two years with IBG Group as General Manager, where he specialized in industrial projects in China, including petrochemical, machine tools, defense, energy, water and waste treatment. Mr. Dai holds Masters degrees in communications and in Spanish culture from Beijing Foreign Study University of China.
     Luis Rancé —Chairman Mexico. Mr. Rancé joined Telvent in 1990 at the time of incorporation of our Mexican subsidiary. Prior to joining us, he spent five years running his own energy management systems business. Before that, he spent 24 years with the main power utilities in Mexico: Luz y Fuerza del Centro (LYF) and Comisión Federal de Electricidad (CFE), both government utilities, where he held various executive operations positions. Mr. Rancé has a B.S. degree in electrical and mechanical engineering from Universidad Autónoma de Mexico (UNAM) and a Master’s degree in Power Systems from Pennsylvania State University.
     Marcio Leonardo —Chairman Brazil. Mr. Leonardo has held his current position since 2001. Prior to joining us, he spent 17 years managing his own engineering company, which was a supplier to the industrial automation market in Brazil. Mr. Leonardo was also previously a Professor in the Electrical Department of the Catholic University of Minas Gerais and has held different board positions at the Brazilian Electrical and Electronic Industry Association. He holds a B.S. degree in electrical and electronic engineering from the Federal University of Minas Gerais and a specialization degree in industrial electronics from the Catholic University of Minas Gerais.

     Adolfo Borrero — Executive Vice President — Public Administration and Healthcare. Since May 2005, Mr. Borrero has been CEO of Telvent Interactiva, whose main activity is the development of the Healthcare and Government IT business of Telvent. Mr. Borrero has been involved as General Manager for Telvent Interactiva from August 2000, when the company was incorporated as an spin-off of Telvent Energía y MedioAmbiente. Previously, Mr. Borrero held the position of Division Manager of e-Business development during 2000; Division Manager of Information Systems in 1999; Division Manager of Electrical Distribution in 1998. Previously, Mr. Borrero worked in Sainsel. Mr. Borrero has a degree in electrical engineering from Escuela Superior de Ingenieros Industriales de Sevilla (1986) and an MBA from Instituto Internacional San Telmo (1995). He is also President of Asociación Española de Tecnologías de la Información y de Conocimiento (AETIC), Andalusian branch, and VP of Centro Andaluz de Innovación de la Tecnología de la Información y las Comunicaciones (CITIC), two IT leading organizations in Spain.
     Enrique Rodríguez — Chief Operating Officer . Mr. Rodríguez joined us in 1994 as a Project Manager participating in turnkey control system projects in Oil & Gas until 1997. In 1997 he was promoted to different management positions in several technical areas in Telvent México until 2002 when he returned to Spain as Director of Oil & Gas. In 2003, he was appointed as our Chief Operating Officer, and in 2005 he was promoted to General Manager of Telvent Servicios Compartidos. Mr. Rodríguez holds a degree in Aerospace Engineering from Universidad Politécnica de Madrid, and a degree in business administration from IPADE, in Mexico.
     Lidia García — Legal Counsel. Ms. García joined Telvent in 2000 as Legal Counsel for Telvent Tráfico y Transporte, S.A. She held this position until 2005, when she was appointed Risk Manager for Telvent, a position that she held until 2006, when she was appointed Legal Counsel of Telvent. She has held the position of Secretary of the Board of several companies within Telvent, including her current position as Secretary of the Board of Telvent GIT, S.A. since June 2006. Prior to joining Telvent, Ms García worked in the Committee on External Economic Relations of the European Parliament, in Brussels. Ms García graduated with a degree in Law from the University of Complutense of Madrid (CEU). She also holds a Diploma in European Union Law from the “College des Haute études Européens” from the Pantheon Sorbonne University in Paris. She is member of the Madrid Bar Association since 1998.
B. COMPENSATION
Senior Management and Director Compensation
     For the year ended December 31, 2006, we paid aggregate directors’ fees plus meeting allowances and consulting fees of approximately € 393,682 to our directors and we paid aggregate compensation (including salary and bonus) of € 3,332,008 to the fifteen members of our senior management listed above. These figures include accruals for contingent or deferred compensation.
Certain Transactions and Relations
     During 2006, H.R.H. Mr. Carlos de Borbón received € 40.484,45 (+16% VAT) in consulting fees from Telvent Corporation, S.L.
Formula Based Stock Compensation Plan
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
     The ordinary shares sold under the stock purchase plan contained certain performance and vesting features. There are two different vesting schedules. Under one schedule, 15% of the shares vest on the earlier of the third anniversary of their acquisition or an initial public offering of our shares, and 85% vest on the fifth anniversary. Under the other schedule, 15% of the shares vest on the earlier of the third anniversary of their acquisition or an initial public offering of our shares, 35% vest on the fifth anniversary of the purchase and 50% vest on the seventh anniversary of the purchase. Under these vesting features, 15.0% of the ordinary shares sold vested in 2004, 17.0% of the ordinary shares sold vested in 2006, and 68.0% of the ordinary shares sold will vest in 2008.
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
Abengoa Stock Purchase Plan
     On February 2, 2006, Abengoa implemented a Share Acquisition Plan, which was approved by the Board of Directors of Abengoa on January 23, 2006. The plan is for members of the senior management of Abengoa and its subsidiaries, including us and our subsidiaries, (collectively, the “Abengoa Group”), under which the participants in the plan will be entitled to purchase shares of Abengoa. Our Nomination and Compensation Committee and Board of Directors approved participation in the plan by members of our senior management on January 19, 2006.
     The material terms of the plan are as follows: Members of the senior management of the Abengoa Group from all its subsidiaries and business areas, current or future, including 15 of Telvent’s current senior management, are eligible to participate in the plan. These 15 members have purchased 516,100 shares of Abengoa, which represents less than 1% of the equity of Abengoa all together.
     Each participant involved in the plan has utilized the proceeds of an individual bank loan secured or guaranteed by Abengoa and excluding the personal responsibility of the participants pursuant to article 81.2 of the Companies Act (Spain) to acquire shares of Abengoa that are already issued, at the the current market price, during the first and second quarter of 2006, in accordance with the Stock Exchange Act (Spain). The bank credit has been obtained for a total amount of € 10.9 million (including expenses, commissions and interests) and is to be paid over a period of five years and six months. Each participant has pledged the Abengoa shares acquired under the plan to the bank, without recourse to the participant. The shares have been purchased by the bank for the participants, and the acquisition cost for all participants have been the average acquisition price plus associated costs for all of the shares purchased under the plan for all participants.
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
2007 Extraordinary Variable Compensation Plan
     On March 22, 2007, the Nomination and Compensation Committee of the Telvent Board of Directors and the Telvent Board of Directors approved a variable compensation plan (“the Plan”) for members of the senior management of Telvent and its subsidiaries. The participants in the Plan include currently 30 members of the senior management of Telvent and various subsidiaries, including business unit managers, senior project managers, technical and research and development managers and corporate services officers and managers (the “ Participants”). The Plan is based on the accomplishment of objectives based on the 2006 Strategic Plan of Telvent. The duration of the Plan is five complete fiscal years (2007 — 2011) commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur not later than June 30, 2012 after the verification of the fulfillment of the objectives based on the annual audit reports.

     The Plan provides for extraordinary, variable compensation to the Participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each Participant. The total amount available for distribution under the Plan is € 10,280. The compensation only vests and becomes payable after the end of the fifth year of the Plan.
     The following conditions must be fulfilled in order for a Participant to earn compensation under the Plan:
(a)	The Participant must remain in the employment of Telvent or one of our subsidiaries throughout the term of the Plan.

(b)	For each fiscal year of the Plan, the Participant must be entitled to receive an annual bonus under the bonus plan of the company with which the Participant is employed for that year, based on the achievement of least 90% of the objectives other than bookings or quality specified in that company’s bonus plan. Failure to earn a bonus under that company’s bonus plan in one year does not disqualify a Participant from being eligible to earn compensation under the Plan in another year.

(c)	Fulfillment of the consolidated five-year budget of Telvent corresponding to the fiscal years 2007-2011 according to the Internal Strategic Plan of June, 2006.

(d)	The price of the ordinary shares of Telvent listed on the NASDAQ Global Market on December 31, 2011 must be not less than $17 per share. If the list price is less than $17 due to circumstances of volatility of the share prices and/or the stock market, then the price of the Telvent shares will calculated using the average price during a reference period of three months before and three months after December 31, 2011 and this will be submitted for the consideration of our Nomination and Compensation Committee of Telvent.
     In case of termination of the employment of a Participant (whether voluntary or by dismissal) before the end of the term of the Plan, the Plan will terminate with respect to that Participant, and the Participant will not be entitled to receive any payment under the Plan. In the case of death of a Participant, the Plan will terminate with respect to that Participant and, at the end of the term of the Plan, the heirs of the Participant will be entitled to receive the compensation earned under the Plan by the Participant for the fiscal years completed prior to the death of the Participant. In the case of either retirement of a Participant on reaching 65 years of age or total disability (that prevents the Participant from being able to do any other type of work) before the end of the term of the Plan, the Plan will terminate with respect to that Participant and the Participant will be entitled to receive the compensation earned under this Plan for fiscal years completed to the date of his retirement. In addition, the Participant will be entitled to receive compensation for the fiscal year in which the Participant retired if the objectives for that fiscal year are fulfilled.
C. BOARD PRACTICES
Responsibilities and Terms
     Under Spanish law, the board of directors of a Spanish corporation is responsible for management, administration and representation in all matters concerning our business, subject to the provisions of the bylaws and resolutions adopted at general shareholders’ meetings by a majority vote of the shareholders. Although we are not required to have a majority of our board consist of independent members under applicable Nasdaq listing standards because we are a “controlled company” pursuant to those standards, we endeavor to appoint a majority of the members of the board of directors from outside of our company. Five of our nine current directors (Messrs. Cuenca, Punset , Salas, Villazán and Cassinello) are independent under applicable Nasdaq listing standards.
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
D. EMPLOYEES
     We had the following number of employees as of the dates and in the functional areas specified in the following table:

	As of December 31,
	2006	2005	2004
Sales and marketing	269	218	198
Research, development and innovation	330	302	256
Management and administration	589	411	374
Engineering and integration	2,314	1,725	1,584

Total employees	3,502	2,656	2,412

     Our employees were located in the following geographic areas as of the dates specified in the following table:

	As of December 31,
	2006	2005	2004
Europe	1,881	1,647	1,518
North America	946	606	601
Latin America	504	313	259
Asia-Pacific	171	90	34

Total employees	3,502	2,656	2,142

E. SHARE OWNERSHIP
     The following table sets forth certain information regarding beneficial ownership of our ordinary shares by each of our executive officers and each of our directors as of March 23, 2007.

		Percentage of
Name of Beneficial	Total Shares	Ordinary
Owner(1)	Beneficially Owned	Shares(2)
Directors and Executive Officers
Manuel Sánchez	333,000	1.14%
HRH Carlos de Borbón	—	—
Miguel Cuenca	—	—
Eduard Punset	—	—
Javier Salas	—	—
José B. Terceiro	—	—
Cándido Velázquez-Gaztelu	—	—
Bernardo Villazán	600	*
Emilio Cassinello	—	—
José I. del Barrio	122,500	*
Ana Plaza	34,000	*
Francisco Cáceres	—	—
Raúl Agüera	—	—
Bárbara Zubiría	—	—
Carmen Rodríguez	—	—
Larry Stack	72,000	*
José Montoya	136,620	*
Dave Jardine	108,000	*
José María Flores	80,000	*
Ignacio González	120,000	*
Javier Garoz	—	—
Dai Yue	—	—
Luis Rancé	—	—
Marcio Leonardo	—	—
Adolfo Borrero	80,000	*
Enrique Rodríguez	—	—
Lidia García	—	—
All directors and executive officers as a group (28 persons)	1,086,720	3.72%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	* represents beneficial ownership of less than one percent of our ordinary shares.
     Each of the directors and executive officers listed above acquired his or her shares through the stock compensation plan described in “Item 6.B-Compensation”.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
     To the best of our knowledge, we only have three major shareholders (a shareholder that beneficially owns 5.0% or more of our outstanding ordinary shares), Abengoa, FMR Corp. and Waddell & Reid Investment Management.
     As of March 23, 2007, Abengoa owned 18,201,000, or 62.2%, of our outstanding ordinary shares, through its two wholly-owned subsidiaries Telvent Corporation, S.L. and Siema AG. As of December 31, 2006, we believe that Inversión Corporativa owned approximately 56.0% of the shares of Abengoa. Inversión Corporativa is a private corporation, which we believe has approximately 300 shareholders, none of whom we believe has a controlling interest. Prior to our IPO, Abengoa owned 91% of our ordinary shares.

Following the IPO and the partial exercise of the underwriters’ overallotment option, Abengoa’s percentage ownership of our ordinary shares decreased to its current level.
     According to a Schedule 13G that FMR Corp. filed on February 14, 2007, at December 31, 2006 it owned 4,377,000 shares or 14.96% of our outstanding ordinary shares. FMR Corp. is the parent company of the Fidelity Investments mutual fund complex.
     According to a Form 13-F filed by Waddell & Reed Financial Inc with the Securities and Exchange Commission on February 9, 2007, Waddell & Reed Financial Inc., through certain of its subsidiaries, owned 1,461,900 or 5% of our outstanding ordinary shares as at December 31, 2006.
     None of Abengoa, FMR Corp. or Waddell & Reed have voting rights that differ from the voting rights of our other shareholders.
B. RELATED PARTY TRANSACTIONS
Services and Supplies Provided by Abengoa to Us
     During the years 2006, 2005 and 2004, certain of our subsidiaries entered into, or renewed, a number of service agreements with Abengoa for the provision of professional services to assist, improve and support us with the expansion of our activities. These transactions were completed at market rates. These services include:
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
     Each agreement has a one-year term and is extended annually unless terminated by either party within 30 days prior to its expiration. Our subsidiaries may reduce the level of services they request under these agreements. Each agreement provides that either party may terminate the agreement if the other party does not fulfill its obligations. None of the agreements may be assigned without the prior written consent of the other party. The total amounts of the services provided by Abengoa under the services agreements were € 4.1 million, € 3.4 million and € 3.7 million in 2006, 2005 and 2004, respectively.
     We also have entered into a service agreement with Gestion Integral de Recursos Humanos, S.A., or GIRH, a subsidiary of Abengoa. This agreement provides us with services for personnel management, recruiting and hiring personnel, human resources development, employment relationships and occupational safety. This agreement was entered into in 2004, with one-year renewable terms. We recorded expenses under this agreement of € 1.2 million, € 1.3 million and € 1.2 million in 2006, 2005 and 2004, respectively. Our chairman and chief executive officer, Manuel Sánchez, is also the chairman of GIRH.
     In addition to the services agreements, we purchase a variety of supplies from Abengoa and its subsidiaries, which primarily consist of production, assembly and engineering of electronic and control boards and mechanical installation services. Our purchases of supplies from Abengoa and its subsidiaries totaled € 9.8 million, € 10.2 million and € 7.4 million in 2006, 2005 and 2004, respectively. We believe these purchases were on at least as favorable terms and conditions as we could have obtained from third-party suppliers. We also lease our Seville facilities from a member of the Abengoa Group. Our lease expenses in 2006, 2005 and 2004 totaled € 0.6 million, € 0.1 million and € 0.1 million. Finally, we also lease part of our Madrid facility space from a member of the Abengoa Group. Lease expenses related to the portion of our Madrid facility leased from a member of the Abengoa Group was € 0.8 million during 2006.
Services Provided by Us to Abengoa
     We, and our subsidiaries, have an agreement to provide services to Abengoa primarily for the provision of communications, IT and related services. The largest of these agreements involve our subsidiary, Telvent Outsourcing, which has agreements with Abengoa that generally provide for one-year terms and are renewable annually. In 2006, 2005 and 2004, the revenues from these agreements amounted to € 11.8 million, € 9.4 million and € 7.9 million, respectively.
Minority Investments
     In June and August 2004, we sold all of our remaining minority investments including our investments in Xfera and ViryaNet, to our affiliate Telvent Investments, an indirect subsidiary of Abengoa for a net amount of € 35.4 million. Telvent Investments also assumed all of our obligations under Xfera relating to guarantees. We sold these investments because of the inherent volatility associated with companies in early stage technologies, although we continue to have the opportunity to benefit from the synergies presented by these investments. We are not a shareholder of Telvent Investments.
Credit Arrangements with Abengoa
     On April 20, 2004, we established a new bilateral credit arrangement with Abengoa that replaced the prior credit arrangements that we and our subsidiaries had with Abengoa. Under this new arrangement, we and Abengoa have agreed that we may borrow funds from or lend funds to each other, from time to time upon not less than one day’s notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either we or Abengoa may elect not to make loans to the other. This arrangement had an initial term that ended on December 31, 2004, and renews for annual one-year terms until terminated by either party. The largest amount of our indebtedness under this arrangement in 2006 was € 43.0 million, and our net payable as of March 23, 2007 was € 15.9 million. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
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

Xfera Matter
     As described in our Form 6-K filed on March 19, 2007, on March 16, 2007, we were informed by Mr. Sánchez that he received an order from the Audiencia Nacional dismissing the appeal filed by the prosecutor in the Xfera case as described by our Form 6-K filed on February 13, 2007. This order is not appealable and therefore the order made by the Court described in our Form 6-K filed on January 29, 2007, declaring the proceedings null and void and dismissing the charges against Mr. Sánchez and the executives of Abengoa S.A. is now final and binding.
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
Toyo
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved. As of December 31, 2006, the development and installation work for the El Toyo project was substantially complete.
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
     Spanish law requires us to allocate at least 10% of our net income each year to a legal reserve, until the balance of such reserve is equivalent to at least 20% of our issued share capital. A corporation’s legal reserve is not available for distribution to shareholders except upon liquidation. Our legal reserve, as of December 31, 2006, was below the required level of 20% of our issued share capital as of such date. We are required to add 10% of our net income, measured on an unconsolidated basis in accordance with Spanish GAAP, to our legal reserve each year until we have reached the required legal reserve of 20% of Telvent GIT’s issued share capital. In 2006, 10% of our net income, measured on an unconsolidated basis in accordance with Spanish GAAP, was € 0.8 million. We may also make payment of dividends from our distributable reserves. As of December 31, 2006, we had distributable reserves of € 7.4 million. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually, although our board of directors or shareholders under certain circumstances may declare a distribution of interim dividends based on the fiscal year’s results out of our distributable reserves and/or the profits since the beginning of the fiscal year if we have the minimum balance in our legal reserves and other reserves established by our bylaws.
     Prior to our IPO, as a 91.0% subsidiary of Abengoa, we distributed our net income to our shareholders to the extent permitted by Spanish law. We will consider paying cash dividends in the future subject to approval at our Shareholders’ meeting. We anticipate that any dividends that we do pay will be declared in Euros, as required by Spanish law, but paid in U.S. Dollars at the exchange rate as of the time of declaration of such dividends. We may pay shareholders resident in Europe in Euros. Our bylaws require majority shareholder approval for the declaration of dividends. As Abengoa owns a majority of our ordinary shares, it effectively is able to control our dividend policy.
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
     Dividends may be subject to withholding tax in Spain. Dividends payable by us to non-residents of Spain are subject to withholding tax at the rate of 18%, subject to reductions pursuant to applicable tax treaties. See “Item 10.E—Taxation.”
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
ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
     The trading history of our ordinary shares began with their listing on the Nasdaq National Market beginning on October 26, 2004 in connection with our IPO. The following table sets forth the price history of our ordinary shares since our IPO:

	High Market Price	Low Market Price
	($ Per Share)	($ Per Share)
Annual highs and lows
2004	12.72	9.00
2005	12.55	7.13
2006	16.30	10.76
Quarterly highs and lows
2004
(Oct. 26 – Dec. 31)	12.72	9.00
2005
First Quarter	12.55	9.70
Second Quarter	10.40	7.13
Third Quarter	11.89	10.01
Fourth Quarter	11.24	9.60
2006
First Quarter	15.19	10.76
Second Quarter	16.30	10.95
Third Quarter	14.88	12.61
Fourth Quarter	14.87	12.40

Monthly highs and lows
2006
September	13.70	13.07
October	13.50	12.40
November	13.90	12.91
December	14.87	13.06
2007
January	15.50	14.50
February	18.11	15.31

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
     Delaware Law. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of the corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.
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
     Our directors serve five-year terms. The maximum term allowed by Spanish law is six years, which permits terms to be renewed without limit. While our directors’ terms begin in different years, our board is not staggered into separate classes. Under Spanish law, one or more shareholders can nominate, and vote their shares in favor of, one or more directors in proportion to the percentage of the total capital stock represented by the shares thus cast. Shares voted in the exercise of this special voting right cannot be voted for the election of additional directors.
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
     Delaware Law. A corporation may purchase or redeem shares of its own stock unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred stock or, if no preferred stock is outstanding, any shares of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.
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
Reciprocal loan agreement with Abengoa
     On April 20, 2004, we entered into a bilateral credit arrangement with Abengoa that replaced a prior credit agreement that we and our subsidiaries had with Abengoa. Under the current agreement, we and Abengoa may borrow funds from or lend funds to each other, from time to time upon not less than one day’s notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings denominated in currencies other Euros, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either we or Abengoa may elect not to make loans to the other. This agreement had an initial term ending December 31, 2004; it renews for annual one-year terms until terminated by either party. Our net amount receivable under this arrangement as of December 31, 2006 was € 18.4 million. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
Telvent Canada credit agreement with LaSalle Business Credit
     Under a credit agreement dated May 2, 2003, Telvent Canada Ltd. has three separate credit facilities with LaSalle Business Credit, a division of ABN Amro Bank N.V., Canada Branch. The first facility (“Facility A”) is a secured revolving credit line for working capital purposes in a maximum amount which was originally up to U.S. $8 million (€ 5.9 million) but was reduced by an amendment dated April 13, 2006 to a maximum of up to U.S. $6 million (€ 4.5 million). Availability of funds under Facility A is based on a borrowing base which is calculated monthly determined as a percentage of eligible accounts receivable and inventory of Telvent Canada Ltd. Amounts drawn under Facility A cannot exceed U.S. $6 million. Facility A bears interest at a rate equal to LIBOR or a base rate index plus an applicable margin, at Telvent Canada’s option.
     The second facility (“Facility B”) is a delayed draw, non-revolving, term loan facility in the amount of up to U.S. $5.5 million (€ 4.2 million). Facility B was repaid in April, 2006, and no further amounts may be borrowed under this facility.
     The third facility was added by an amending agreement dated April 13, 2006, under which the credit agreement was amended to reduce the amount of the credit available under Facility A from U.S. $8 million to U.S. $6 million and to add an additional secured revolving credit facility (“Facility C”) in a maximum aggregate principal amount of U.S. $12 million solely for the purposes of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA is required to provide bid, advance payment or performance securities. Under Facility C, the fees for letters of credit are calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by LaSalle Business Credit.
     All facilities mature in March 2008. LaSalle Business Credit has a first security interest in all assets and equity of Telvent Canada Ltd. and Telvent USA Inc. As part of the credit agreement, Telvent Canada is restricted from paying dividends to us and we will be unable to factor any receivables of Telvent Canada or Telvent USA without prior written consent of LaSalle Business Credit. By an amending agreement dated July 14, 2005, the credit agreement was amended to permit Telvent Canada to borrow amounts up to U.S. $4 million from time to time for working capital purposes from Telvent affiliates.

Telvent Traffic North America credit agreement with LaSalle Business Credit
     On May 31, 2006, our subsidiary, Telvent Traffic North America Inc. (“Telvent Traffic”), entered into a credit agreement with LaSalle Bank National Association under which it may borrow up to U.S. $20 million. The obligations of Telvent Traffic under the credit agreement are guaranteed by Telvent GIT, S.A. The credit facility is available for partial financing of acquisitions permitted under the agreement. The credit facility matures on May 1, 2007. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by LaSalle Bank National Association or (ii) the London Interbank Offering Rate for United States dollar deposits in the London Interbank Eurodollar market (LIBOR), plus an applicable margin which is based on the leverage ratio of Telvent GIT, S.A. The leverage ratio is the ratio of consolidated debt to consolidated EBITDA (net income plus the sum of expenses for interest, taxes, depreciation and amortization). The minimum margin is 0.75 % and the maximum applicable margin is 1.25%. For prime rate loans, interest is payable quarterly in arrears. For LIBOR loans, interest is payable in arrears on the last day of each interest period, which can be one, two, three or six months, as selected by Telvent Traffic. This credit facility is not a revolving facility. By an amendment effective June 16, 2006, the agreement was amended to reflect that the shares of Telvent Traffic were transferred from Telvent to our subsidiary Telvent Tráfico y Transporte, S.A. on that date.
Services Agreements with Abengoa
     We and certain of our subsidiaries have entered into separate agreements with Abengoa for the provision of professional services to assist and support us with the expansion of our activities. These services include cash pooling arrangements, financial management, institutional support with international multilateral financing organizations, institutional commercial assistance, tax and legal advisory services, centralized asset management, support in global credit ratings, negotiation and optimization of global corporate insurance policies, the provision of guarantees and endorsements, internal publicity and corporate image services and human resources services. Each of these agreements has a one-year term that is extended annually unless terminated by either party within 30 days of its expiration and can be terminated by either party upon breach by the other. We and our consolidated subsidiaries paid a total of € 4.1 million to Abengoa for services under these agreements in 2006.
Services agreement with Gestión Integral de Recursos Humanos, S.A.
     On January 1, 2004, Abengoa subsidiary GIRH agreed to provide human resources (including personnel recruitment and management) and occupational safety services to a group of our subsidiaries for an annual aggregate fee in 2006 of approximately € 1.2 million. This agreement has a one-year term that is automatically renewed unless the agreement is terminated by either party within 60 days of its expiration.
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
Lease for Principal Executive office in Madrid, Spain
     We lease our principal executive offices in Madrid, Spain under a lease dated November 15, 2000 with Valgrande 6 S.A. In January 2005, we and the landlord agreed in writing to reduce the size of the leased premises by 10,557 square meters (113,634 square feet) and the premises are now 34,096.65 square meters (367,013 square feet). By an amendment dated July 1, 2006, both parties agreed to reduce the size of the leased premises by 1,755.29 square meters and now the premises are 32,341.36 square meters. In that amendment, Telvent Servicios Compartidos, S.A. was novated into the agreement in place of Telvent Housing, S.A. The rent is adjusted annually in accordance with a consumer price index. In 2006, our rent under this lease was € 4,403,789.64 (VAT included). We also pay our proportionate share of operating costs and property taxes. The initial term of the lease expires on October 1, 2020. The lease will be renewed for a further 3 years if neither party gives notice at least one year before the end of the term that the lease will not be renewed.
Lease for office in Seville, Spain
     Telvent Servicios Compartidos S.A. leases offices at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain under a lease dated February 25, 2004 with Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros (now Helvetia Previsión, S.A.). For the first 2 years of the term, the annual base rent was € 404,363. We also pay our proportionate share of operating costs and property taxes. After the second year of the term, the rent will be adjusted annually in accordance with a Spanish consumer price index. This facility is 6,126.71 square meters (65,947 square feet). The term of the lease is 6 years, commencing January 1, 2005 and expiring on December 31, 2010. We may extend the lease for additional one year periods by giving written notice at least 6 months prior to the expiry of the lease for a maximum of two years.
     Telvent Servicios Compartidos S.A. also leases offices on the third and fourth floors in the same building (Ronda del Tamarguillo, 29 Plantas 3a y 4a, Seville, Spain) under a lease dated July 30, 2003 with Altius Partners, S.L. (now leased from Romero Álvarez, S.A., who purchased the floors managed by Altius Partners, S.L. ).The obligations under the lease are guaranteed by Telvent. The rent for the first year of the term is € 60,933 per month. We also pay our proportionate share of operating costs and property taxes. After the first year of the term, the rent is adjusted annually in accordance with a Spanish consumer price index. This facility is 7,820 square meters (84,178 square feet). The initial term of the lease is for 10 years expiring on August 1, 2013. The lease will be extended for successive periods of 2 years each, unless we give notice in writing to the landlord 6 months before the end of the term or renewal term as the case may be.
     In 2006, our combined total rent under these leases was € 1,330 (VAT included).
Lease for Data Center office in Seville, Spain
     Telvent Housing leases offices at Avda. Montesierra 36 in Seville, Spain under a lease dated July 1, 2004 with Decesaris, S.A. The rent is adjusted annually in accordance with a Spanish consumer price index. In 2006, our rent under this lease was € 118,536 for the year. This facility is 877 square meters (9,435 square feet). The initial term of the lease expires on December 31, 2010. The lease will be extended for a maximum of 4 successive periods of 5 years each, unless we give notice in writing to the landlord 30 days before the end of the term or renewal term as the case may be. We are responsible for paying the operating costs related to the facility. All the taxes related with the facility are the owner’s responsibility.
Lease for Data Center office in Barcelona, Spain
     Telvent Housing leases offices at Acero 30-32, Barcelona, Spain under a lease dated June 27, 2001 with Sertram S.A. The rent is adjusted annually in accordance with a Spanish consumer price index. In 2006, our rent under this lease was € 330,951. We are responsible for paying the operating costs and property taxes related to the facility. This facility is 2,511 square meters (27,028 square feet). The initial term of the lease expires on January 1, 2009. The lease will be extended for a maximum of 20 successive periods of one year each, unless we give notice in writing to the landlord six months before the end of the term or any renewal term as the case may.

Lease for Data Center office in Lisbon, Portugal
     Telvent Housing leases offices at Severiano Falcao 14, Lisbon, Portugal under a lease dated June 21, 2000 with Imovest Sociedade Gestora de Fundos de Investimientos Imobiliarios, S.A. The rent is adjusted annually in accordance with a Portuguese index of leasing contracts. In 2006, our rent under this lease was € 514,824. This facility is 5,355 square meters (57,641 square feet). The initial term of the lease expires on June 20, 2007. The lease will be extended for successive periods of one year each, unless we give notice in writing to the landlord ninety days before the end of the term or any renewal term as the case may be.
Lease for office in Calgary, Canada
     Telvent Canada leases offices at 10333 Southport Road SW, Calgary, Alberta, Canada under a lease dated August 7, 2002 with Pension Fund Realty Limited. This facility is 12,337 square meters (132,800 square feet). The rent under this lease is CAD $1,759,600 per year. We also pay our proportionate share of operating costs and property taxes. The lease expires on July 31, 2008. We have the option to enter into a new lease for two further terms of five years each by giving written notice at least 6 months prior to the expiry of the lease. The rent for each renewal lease term will be the market rate for space of similar size, use and location. Telvent Canada Ltd. sub-leases 2,927 square meters (31,509 square feet) of the space in the Calgary facilities.
Lease for office in Houston, USA
     Telvent USA leases offices at 7000A Hollister Road, Houston, Texas, USA 77040 under a lease dated October 16, 2003 with Baker Hughes Incorporated. This facility is 4,476 square meters (48,177 square feet). In 2006, our annual rent under this lease was U.S. $578,124. We also pay our proportionate share of excess operating costs other than the costs of utilities for normal business hours and property taxes which are included in the rent. The initial term of the lease expires on November 30, 2009. Negotiations are underway to extend the existing lease under the same annual rent and terms until November 30, 2012, with an option to renew for a further three years at a rate to be determined.
Offices in Beijing, China
     Under a purchase contract dated March 17, 2005 with Beijing Development Area Co., Ltd., our subsidiary Telvent Control System (Beijing) Co. Ltd. (“Telvent China”) purchased a new three-floor, 1,303 square meter (14,025 square feet) office in Beijing to establish our China headquarters. The total purchase price was 9,383,821 Rmb: 8,219,177 for the building and 1,164,644 for improvements. The purchase price was paid 40% on closing, and the balance was financed by an 8 year mortgage (5.58% interest rate). According to China Laws, the amortization period will be 30 years.
     Under a purchase contract dated May 23, 2006 with Beijing Development Area Co., Ltd., Telvent China purchased a new three-floor, 1,267 square meters (13,640 square feet) steel bar and concrete frame office building at No. 18-1, BDA International Enterprise Avenue, No.63 lot, Economic and Technology Development Zone, 100176 Beijing, PRC. The total purchase price was Rmb 9,208.78 thousand. The initial payment in the amount of Rmb 3,688 thousand was paid on April 11, 2006, and the balance (Rmb 5.52 million) was financed by an 8 year mortgage (July 22, 2006 to June 22, 2014) at an interest rate 5.325% and with monthly payments of RMB 73,593. According to Chinese Laws, the amortization period will be 30 years.
Lease for office in Rio Janeiro, Brazil
     Telvent Brazil S.A. leases offices in Rio Janeiro, Brazil under a lease dated January 1, 2003 with Bargoa S.A. (an Abengoa company). This facility is 491 square meters (5,285 square feet). In 2006, our rent under this lease was 70,000 Brazilian Reals per year. This lease may be renewed annually on May 10.
Lease for office in Mexico City, Mexico
     Telvent México S.A. de C.V. leases offices in Mexico D.F., Mexico under a lease dated January 1, 2003 with Abengoa Mexico, S.A. De C.V., as amended by Addendum dated January 3, 2005 and January 1, 2006. This facility is 958 square meters (10,319 square feet). In 2006, our rent under this lease was monthly 136,806 Mexican Pesos. The amount of the rent is reviewed every 12 months based on the Mexican inflation index multiplied by 1.20. The term of the lease expires on January 2, 2011. The term of this lease will be extended automatically from year to year if at the date of the expiration of the lease neither party has given notice to the other party that the lease will not be renewed.
Lease for office in Fort Collins, Colorado, United States
     On March 1, 2007, Miner and Miner Consulting Engineers, Inc., (“Miner and Miner”) a wholly-owned subsidiary of Telvent GIT, S.A., entered into a lease with Meyers 4701, LLC (“Landlord”) for office space located at 4701 Royal Vista Circle, Windsor, Colorado. The leased facility is currently 1,949 square meters (20,982 square feet) but will be expanded by Landlord by approximately 7,500 square feet (the “Addition”). The Addition is scheduled to be complete in early summer 2007, at which time Miner and Miner will occupy the Addition. The rent under this lease is U.S. $26,221 per month until the Addition is occupied and upon completion of the Addition the monthly rent shall change to the product of the actual size of the leased facility in square feet times U.S. $18.50 per square foot, divided by 12 months. Monthly rental payments shall be subject to a bi-annual increase of not more than 6%. Miner and Miner will also pay its proportionate share of the operating costs and property taxes. The lease expires six years after the date on which Miner and Miner occupies the Addition. Miner and Miner has options to renew the lease for three additional terms of six years each by giving notice at least 180 days and no more than a year prior to the expiration of the then existing lease term. The rent for each renewal term will be the market rate for space of similar size, use and location.

Lease for office in Perth, Australia
     Telvent Australia Pty. Ltd. leases offices at Units 3 and 4, 41 King Edward Road, Osborne Park, Western Australia, under two leases both dated July 1, 2005 with Savterne Pty Ltd. This facility is 1,239 square meters (13,336 square feet).The rent under these leases was AUD $101,440 for 2006. The rent is adjusted annually in accordance with the Australian consumer price index. We also pay our proportionate share of operating costs and property taxes. The lease expires on July 1, 2008. We have the option to renew the leases for a further term of three years by giving written notice at least 6 months prior to the expiry of the lease. The rent for each renewal lease term will be the market rate for space of similar size, use and location.
Lease for office in Culemborg, Netherlands
     Telvent Netherlands B.V. leases offices at Landzichtweg, 70, 4105 DP Culemborg, Netherlands, under a lease dated March 11, 1993 with Kroezen Vastgoed Exploitatie B.V. This facility is 633 square meters (6,813 square feet). The rent under this lease was € 77,384 for 2006. We also pay our proportionate share of operating costs and property taxes. The lease expires on September 30, 2008.
Lease for office in Rockville, Maryland
Telvent Farradyne Inc. leases offices at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852, under a lease dated November 27, 2002 with GLB Montrose Office Park LLC. This facility is 29,391 square feet. The rent under this lease is U.S. $745,223 per year from April 15, 2005 to April 14, 2006; U.S. $767,580 per year from April 15, 2006 to April 14, 2007; U.S. $790,607 per year from April 15, 2007 to April 14, 2008; and U.S. $814,326 from April 15, 2008 to April 30, 2009. We also pay our proportionate share of operating costs and property taxes. The lease expires on April 30, 2009. We have the option to enter into a new lease for one further term of five years by giving written notice at least 270 days prior to the expiry of the lease. The rent for each renewal lease term will be equal to 95% of the fair market rent for space of similar size, use and location. The foregoing fair market rent will take into account a tenant improvement allowance of U.S. $5 per rentable square foot.
Stock and Asset Purchase Agreement for the Acquisition of Farradyne
     May 18, 2006, Telvent and our subsidiary, Telvent Traffic North America Inc. (“Telvent Traffic”) entered into a Stock and Asset Purchase Agreement (the “Agreement”) with Parsons Brinckerhoff Quade & Douglas, Inc. (“PBQD”), its subsidiary, Farradyne, and PB Energy Storage Services, Inc. (“PB Energy”) under which Telvent Traffic acquired the intelligent transportation systems business of these selling parties (the “Farradyne Business”). Telvent guaranteed the performance by Telvent Traffic of its obligations under the Agreement.
     The acquisition of the Farradyne Business occurred in two steps: Telvent Traffic purchased all of the issued and outstanding shares of Farradyne; and Farradyne then purchased certain assets of the Farradyne division of PBQD and certain assets of the Alltech division of PB Energy. Telvent Traffic assumed certain, but not all, of the liabilities of the Farradyne Business, including normal trade and employment liabilities, and obligations related to certain contracts.
     The total purchase price for the Farradyne Business was U.S. $38 million, and is subject to certain post-closing adjustments. A portion of the purchase price in the amount of U.S. $4,999,999 was paid into escrow and serves as security for PBQD’s and PB Energy’s obligations to Telvent Traffic under the Agreement to indemnify Telvent Traffic for any breaches of their representations, warranties and covenants.
     The Agreement contains certain covenants, representations and warranties of PBQD, Farradyne and PB Energy. PBQD and PB Energy agreed to indemnify Telvent Traffic against losses and damages resulting from a breach of any of these covenants, representations and warranties up to certain limits. In the case of breaches of certain representations and warranties, such as those pertaining to taxes and title to Farradyne shares, and breaches of PBQD’s and PB Energy’s agreement not to compete with the Farradyne Business for a period of time following closing, there is no monetary limitation on PBQD’s and PB Energy’s indemnification obligations. For breaches of the representations and warranties pertaining to existing litigation and existing intellectual property infringement claims, the limit is U.S. $22,756,810, plus an amount equal to fifty percent of the legal costs that the Company or Telvent Traffic may incur in connection therewith. For breaches of the remaining covenants, representations and warranties, PBQD’s and PB Energy’s indemnification obligation is limited to the escrowed purchase price amount of U.S. $4,999,999.
     Telvent Traffic completed the acquisition of the Farradyne Business from on July 3, 2006 (effective as of July 1, 2006). On the closing, an amendment to the Agreement was entered into effective July 1, 2006 to make various amendments including updating schedules to the Agreement listing contracts to be assigned to Telvent Traffic and obligations to be assumed by Telvent Traffic. To provide for an orderly transition of the operations of the Farradyne Business, PBQD and Farradyne entered into a Transition Agreement on the closing pursuant to which PBQD has provided to Farradyne certain support services, such as accounting, invoicing and information technology services, for a transition period. PBQD, PB Energy and Telvent Traffic also entered into a Cooperation Agreement to establish a strategic relationship between the parties to pursue mutually beneficial project opportunities.
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
Formula Based Stock Compensation Plan
     See Item 6B “Compensation” for a description of this Plan.
Abengoa Stock Purchase Plan
     See Item 6B “Compensation” for a description of this Plan.
2007 Extraordinary Variable Compensation Plan
     See Item 6B “Compensation” for a description of this Plan.

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
     Income Taxes — Taxation of Dividends. If we pay dividends on our ordinary shares, under Spanish law, the dividends are subject to Spanish Non-Residents Income Tax, withheld at source on the gross amount of the dividends, currently at a 18% tax rate, unless the shareholder is entitled to an exemption or a reduced rate under a Convention for the Avoidance of Double Taxation (“CADT”) between Spain and its country of residence. Nonresident holders should consult their tax advisors with respect to the applicability and the procedures under Spanish law for obtaining the benefit of an exemption or a reduced rate under a CADT.
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
     Income Taxes — Taxation of Capital Gains. Under Spanish Non-Residents Income Tax Law, any capital gains derived from the sale or exchange of our ordinary shares are considered to be Spanish source income and, therefore, are taxable in Spain. Spanish Non-Residents Income Tax is currently levied at a 18% tax rate on capital gains obtained by nonresident holders who are not entitled to the benefit of an exemption or a reduced rate under an applicable CADT.

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
During the forth quarter of 2006, a tax reform was carried out in Spain by virtue of laws 35/2006 (introducing a new Personal Income Tax) and 36/2006 (introducing measures to avoid tax fraud). The tax reform has mainly focused on the following topics:
•	Corporate Income Tax (CIT) rates — Law 35/2006 has reduced the 35% general CIT rate available until December 31, 2006 to 32.5% for year 2007 and 30% for year 2008 onwards.

•	Tax credits in Corporate Tax — Corporate income tax credits (i.e. reinvestment, export activities, research and development (R&D), technological innovation, cultural investment tax credits) available up to December 31, 2006 has been progressively reduced according to certain rates. The main tax credits applied by Telvent are the R&D and technological Innovation tax credits. Up to December 31, 2006, companies could deduct 30% (50% in certain cases) of the R&D expenses incurred in the tax period. In 2007, companies will only be able to deduct 27% (46% in certain cases) of the R&D expenses incurred in the tax period. From 2008 to 2011, the R&D tax credit will amount to 25% (42% in certain cases) of the expenses incurred. With regards to the technological innovation (IT) tax credit, up to December 31, 2006, companies could deduct 10% (15% in certain cases) of the IT expenses incurred in the tax period. In 2007, companies will only be able to deduct 9% (13% in certain cases) of the IT expenses incurred in the tax period. From 2008 to 2011, the IT tax credit will amount to 8% (12% in certain cases) of the expenses incurred.

•	Withholding tax rates for non-residents:
•	Dividends: from 15% to 18%

•	Interests: from 15% to 18%

•	Royalties: From 25% to 24%

•	Capital Gains: From 35% to 18%
•	Transfer Price Regime — From 2007 onwards, a taxpayer is obliged to apply fair market value for intra-group transactions. There is an increase in the burden of proof: the tax payer must keep transfer pricing documentation at the disposal of the tax administration. The specific content of the Transfer pricing documentation will be stated in outstanding regulations.
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
     The discussion does not consider all aspects of United States federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-United States federal tax laws. In addition, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to certain classes of U.S. holders, including banks, financial institutions, securities dealers or traders, insurance companies, broker-dealers, tax-exempt organizations, investors liable for the alternative minimum tax, U.S. holders that have an office or fixed place of business or “tax home” outside the Untied States, U.S. holders of our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. holders, directly, or indirectly or through attribution, of 10% or more of our outstanding ordinary shares, persons who own our ordinary shares through a partnership or other pass-through entity, persons whose functional currency is not the U.S. dollar for U.S. federal income tax purposes, and persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation. Each U.S. holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and disposition of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in tax laws.
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
     The following tables provide quantitative information about our foreign exchange contracts by principal currency as of December 31, 2006 and 2005.

	As of December 31, 2006
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€1,227	€17,196	€2,570	€29,970
Morocco Dirhams	—	—	1	30
Brazilian Reais	79	6,941	107	8,833
Canadian Dollars	767	28,372	499	18,554
Jordan Dinars	—	—	9	764
Qatari Riyals	51	1,768	2	1.072
Japanese Yen	180	2,359	—	—
Thai Bahts	103	2,879	81	2.862

	2,406	59,515	3,269	62,085

Interest rate contracts:
Interest rate caps	408	19,032	—	—

Total	€2,814	€78,547	€3,269	€62,085

	As of December 31, 2005
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€435	€7,336	€312	€6,150
Morocco Dirhams	—	—	7	614
Brazilian Reais	—	—	521	3,243
Mexican Peso	158	10,929	—	—
Canadian Dollars	601	17,010	406	23,458
Jordan Dinars	—	—	47	1,127
Qatari Riyals	—	—	147	3,622

	1,194	35,275	1,440	38,214

Interest rate contracts:
Interest rate caps	—	23,480	—	—

Total	€1,194	€58,755	€1,440	€38,214

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
Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2008 and 2022. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid were € 397 during the year ended December 31, 2006.
     Details of the terms of our short-term and long-term debt are reflected in Notes 14 and 15, respectively, in the Notes to Consolidated Financial Statements on pages F- 25 to F-27.
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
     On June 30, 2006, we used € 1.5 million of the net proceeds to make the deferred payment on Almos acquisition.
     On July 2, 2006, we used U.S. $ 18 million of the net proceeds to make part of the payment on the Farradyne acquisition. The remaining purchase price was paid through a financing arrangement of U.S. $ 20 million obtained from LaSalle Bank National Association.
     On November 10, 2006, we used € 1.8 million of the net proceeds to make the first payment on the Maexbic acquisition.
     On December 6, 2006, we used € 0.5 million of the net proceeds to make the earn-out payment on the Almos acquisition.
     On March 29, 2007, we used € 0.1 million to make a guarantee deposit payment we owed under the Maexbic acquisition.
ITEM 15. CONTROLS AND PROCEDURES
Not applicable
ITEM 15T. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2006, we, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. As described below under the section “Management’s Annual Report on Internal Control Over Financial Reporting”, we identified the following material weakness in our internal control over financial reporting: we have not maintained effective internal controls over the financial statement closing and reporting process in some of our foreign subsidiaries, in particular in the areas of tax and derivative accounting. Solely as a result of this material weakness, our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2006.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
     The following Management’s Annual Report on Internal Control Over Financial Reporting is furnished as part of this Form 20-F.
     Telvent’s management, under the supervision of its Chief Executive Officer, Chief Reporting Officer, and Chief Accounting Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Under the supervision of our Chief Executive Officer, Chief Reporting Officer, and Chief Accounting Officer, our management assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.

Management excluded from the scope of its assessment the internal control over financial reporting at Telvent Farradyne, Inc. which was acquired on July 1, 2006, Beijing Blue Shield High & New Tech. Co., Ltd., which was acquired on April 26, 2006, and Maexbic, S.A., which was acquired in November 2006. The effect of the consolidation of these newly acquired businesses on our consolidated financial statements represent 1.15% of net assets, 4.86% of total assets, 4.07% of revenues, and 3.94% of net income as of and for the year ended December 31, 2006. In making its assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that we have not maintained effective internal controls over the financial statement closing and reporting process in some of our foreign subsidiaries, in particular in the areas of tax and derivative accounting. The Company has been growing significantly over the last three years, and part of its growth comes from foreign and newly acquired businesses. Although we are making significant efforts to implement our systems of internal controls, both operational and financial reporting related, and to closely monitor these subsidiaries from corporate office, we have been unable to complete this implementation by the required reporting date. Solely as a result of such material weakness, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2006.
     Management plans to continue to implement its system of internal controls over financial reporting in newly acquired and foreign subsidiaries, and in particular, is implementing enhancements to the financial closing process in order to remediate this material weakness. In October 2006, in order to remediate this weakness, we formed a separate department of Reporting and Consolidation at the corporate level, reporting directly to our Chief Executive Officer. We appointed a person experienced with U.S. GAAP to head this department. Other enhancements to the financial closing process, which management is currently undertaking or is planning to carry out in the near future, include the following:
•	Analyzing the application of accounting principles throughout our subsidiaries and their reporting to the corporate office, and ensuring that all principles are homogeneous and in accordance with United States generally accepted accounting principles (U.S. GAAP);

•	Developing a formal accounting manual and training accounting personnel on the use of such manual to assist in the application of homogeneous accounting principles throughout the Company and its subsidiaries;

•	Performing consistent and timely review of documentation reported from newly acquired subsidiaries by the corporate department in the financial closing process; and

•	Appointing experienced accounting staff for the corporate finance and accounting functions at each foreign location.
     The Company’s independent registered public accounting firm, Deloitte, S.L., has audited management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. Deloitte, S.L.’s report on management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 is furnished in this Annual Report on Form 20-F.
(c) Report of Independent Registered Public Accounting Firm on internal Controls
     The Report of our Independent Registered Public Accounting Firm on Internal Controls is furnished in Item 18 of this form 20-F.
(d) Changes in Internal Control over Financial Reporting
     In preparation for our compliance with the SEC’s requirement that management evaluate and report on internal controls over financial reporting, with which we, as a foreign private issuer, first needed to comply for the year ended on December 31, 2006, we have been making, throughout the year, various significant changes to our system of internal control over financial reporting. The results of such changes and management’s conclusions with respect thereto are presented in the section “Management’s Annual Report on Internal Control Over Financial Reporting” above.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that we have at least one audit committee financial expert, Mr. Javier Salas, who is the Chairman of our Audit Committee. Mr. Salas has acquired such expertise through his experience actively supervising persons performing principal financial and accounting officer functions, experience overseeing the performance of companies with respect to the preparation and evaluation of their financial statements, and other relevant experience outlined in “Item 6.A-Directors and Senior Management”. Mr. Salas is independent as defined under Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards, which are applicable to us as a company listed on the Nasdaq Global Market.

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. (our auditors for the year 2006) and PricewaterhouseCoopers Auditores, S.L. (our auditors for the year 2005) or by other member firms of Deloitte and PricewaterhouseCoopers to the Telvent group, classified by type of service rendered for the periods indicated:

	Year Ended December 31
	2006	2005
	(Deloitte)	(PwC)
	(Euros in thousands)
Audit Fees	1,504	762
Audit-Related Fees	—	14
Tax Fees	—	45
All Other Fees	—	—

Total	1,504	821

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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     In fiscal year 2006 neither we nor any person acting on our behalf made any purchase of Telvent equity securities.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have provided our financial statements under Item 18.
ITEM 18. FINANCIAL STATEMENTS
Our financial statements are at pages F-1 to F-39.
ITEM 19. EXHIBITS
     The following exhibits are filed as part of this annual report.

Exhibit
Number	Description

1.1	Deed of Incorporation as filed with the Mercantile Registry of Madrid (English translation). (1)

1.2	Articles of Association of the Spanish Corporation Telvent GIT, S.A. (“Telvent”) (English translation). (2)

2.1	Form of Stock Certificate of Telvent. (1)

4.1	Reciprocal Loan Agreement between Abengoa, S.A. (“Abengoa”) and Telvent dated April 20, 2004 (English translation). (1)

4.2	Credit Agreement between Telvent Canada Ltd. (“Telvent Canada”) and LaSalle Business Credit, a division of ABN Amro Bank N.V., Canada Branch (“LaSalle”), dated May 2, 2003. (1)

4.3	Credit Agreement Amendment (Availability and Covenant Amendments) between Telvent Canada and LaSalle, dated June 29, 2004. (4)

4.4	Form of Services Agreement (English translation). (1)

4.5	Telvent-GIRH Contract for Services between Telvent and Gestión Integral de Recursos Humanos, S.A., dated January 1, 2004 (English translation). (1)

4.6	Form of Underwriting Agreement. (3)

4.7	Share Purchase Agreement by and among Metso Automation Holding B.V, Neles-Jamesbury Inc., Telvent Sistemas y Redes, S.A., Metso Automation SCADA Solutions Ltd., and Metso Automation SCADA Solutions Inc., dated January 31, 2003. (1)

4.8	Sale of Shares of the Company Xfera Móviles, S.A. and Adherence to Pledge and Subordination Agreements between Telvent Investments, S.L. (“Telvent Investments”) and Telvent, dated June 18, 2004 (English translation). (1)

4.9	Contract of Sale of Shares of the Company Xfera Móviles, S.A. between Telvent Investments and Telvent, dated June 23, 2004 (English translation). (1)

4.10	Lease contract between Carrierhouse, S.A. (now known as Telvent Housing) and Valgrande 6, S.A., dated November 15, 2000 for the facilities at Valgrande 6, Alcobendas, Madrid, Spain, (English translation). (4)

4.11	Commercial Lease Agreement between Telvent Servicios Compartidos S.A. and Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros, dated February 25, 2004 for the facilities at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain (English translation). (4)

4.12	Lease Contract between Telvent Edificio Valgrarde, S.L. (now known as Servicios Compartidos S.A.) and Altius Partners S.L., dated July 30, 2003 at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain (English translation). (4)

4.13	Commercial Lease Agreement between Telvent Housing and Decesaris, S.A., dated July 1, 2004 for the facilities at Avda. Montesierra 36, Seville, Spain (English translation). (4)

4.14	Lease Agreement for Premises for Uses Other Than as a Dwelling between Carrierhouse, S.A. (now known as Telvent

Exhibit
Number	Description

Housing) and Sertram, S.A., dated June 27, 2001 for the facilities at Acero 30-32, Barcelona, Spain (English translation). (4)

4.15	Lease of Office Space-Southland Park between Metso Automation SCADA Solutions Ltd. (now known as Telvent Canada) and Pensionfund Realty Limited, dated August 7, 2002 for the facilities at 10333 Southport Road S.W., Calgary, AB, Canada. (4)

4.16	Lease Agreement between Telvent USA Inc. and Baker Hughes Incorporated, dated October 16, 2003 for the facilities at 7000A Hollister Road, Houston, Texas. (4)

4.17	Leasehold Contract between Telvent Control System (Beijing) Co., Ltd. and Beijing Development Area Co., Ltd., dated November 15, 2001 (English translation). (4)

4.18	Purchase contract between Telvent Control System (Beijing) Co., and Beijing Development Area Co., Ltd., dated March 17, 2005. (4)

4.19	Leasing Agreement between Sainco Brasil S/A (now known as Telvent Brasil S.A.) and Bargoa S.A., dated January 1, 2003, together with a letter memorializing a discussion held on May 24, 2004 concerning amendments to the terms of the lease (English translation). (4)

4.20	Lease between Telvent Mêxico, S.A. de C.V. and Abengoa Mexico, S.A. De C.V., dated January 1, 2003, as amended by an Addendum dated January 3, 2005 (English translation). (4)

4.21	Lease between Carrierhouse S.A. (now known as Telvent Housing) and MC –Imovest, Sociedade Gestora de Fundos de Investimentos Imobiliarios, S.A. dated June 21, 2000 for the facilities at Severiano Falcao 14, Lisbon, Portugal. (4)

4.22	Lease dated June 1, 2004 between Miner and Miner, Consulting Engineers, Inc. and Meyers 4701, LLC with respect to the facilities at 4701 Royal Vista Circle, Windsor, Colorado (5)

4.23	Two leases both dated July 1, 2005, between Almos Systems Pty. Ltd. and Savterne Pty Ltd. with respect to the facilities at Units 3 and 4, 41 King Edward Road, Osborne Park, Western Australia (5)

4.24	Lease dated March 11, 1993 between ACT Sigmex B.V. (Almos Systems) and Kroezen Vastgoed Exploitatie B.V. with respect to the facilities at Landzichtweg, 70, 4105 DP Culemborg, Netherlands (5)

4.25	Credit Agreement Amendment (Facility B Letter of Credit) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated May 12, 2003 (5)

4.26	Credit Facility Amendment (Affiliate Borrowing Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated July 14, 2005 (5)

4.27	Credit Facility Amendment (Availability Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated April 13, 2006 (5)

4.28	Credit Agreement, dated May 31, 2006, among Telvent Traffic North America Inc. and LaSalle Bank National Association. (6)

4.29	Amendment to Credit Agreement effective June 16, 2006 between Telvent Traffic North America Inc. and LaSalle Bank National Association (6)

4.30	Stock and Asset Purchase Agreement, dated May 18, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc. (6)

4.31	Amendment to Stock and Asset Purchase Agreement, dated July 1, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc. (6)

4.32	Lease dated November 27, 2002 between Telvent Farradyne Inc. and GLB Montrose Office Park LLC with respect to the facilities at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852

4.33	Lease dated March 1, 2007 between Miner and Miner, Consulting Engineers, Inc. and Meyers 4701, LLC with respect to the facilities at 4701 Royal Vista Circle, Windsor, Colorado (7)

Exhibit
Number	Description

4.34	Abengoa Share Plan adopted by the Telvent Board of Directors January 23, 2006 (8)

4.35	2007 Variable Compensation Plan adopted by the Telvent Board of Directors January 23, 2006 (9)

8.1	Significant Subsidiaries of Telvent

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.3	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.3	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

(1)	incorporated by reference to the registrant’s Registration Statement on Form F-1 filed on October 4, 2004.

(2)	incorporated by reference to the registrant’s Form 6-K filed on November 23, 2004.

(3)	incorporated by reference to the registrant’s Registration Statement on Form F-1/A filed on October 18, 2004.

(4)	incorporated by reference to the registrant’s Annual Report on Form 20-F filed on May 13, 2005.

(5)	incorporated by reference to the registrant’s Annual Report on Form 20-F filed May 3, 2006.

(6)	incorporated by reference to the registrant’s Report on Form 6-K filed on August 30, 2006.

(7)	incorporated by reference to the registrant’s Report on Form 6-K filed on March 7, 2007.

(8)	incorporated by reference to the registrant’s Report on Form 6-K filed on February 8, 2006.

(9)	incorporated by reference to the registrant’s Report on Form 6-K filed on March 26, 2007.
SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
Manuel Sánchez
Chief Executive Officer

Date: March 30, 2007

INDEX TO FINANCIAL STATEMENTS
INCLUDED IN ANNUAL REPORT 20-F:

Plaza Pablo Ruiz Picasso, 1 Torre Picasso 28020 Madrid
España

Tel.:	+34 915 14 50 00
Fax:	+34 915 14 51 80
+34 915 56 74 30
www.deloitte.es
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Telvent GIT, S.A.:
We have audited the accompanying consolidated balance sheet of Telvent GIT, S.A. and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, cash flows and shareholders’ equity for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the two years ended December 31, 2005, were audited by other auditors whose report, dated April 3, 2006, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such 2006 consolidated financial statements present fairly, in all material respects, the financial position of Telvent GIT, S.A. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
S\ Deloitte, S.L.
Madrid, Spain
March 30, 2007

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sectión 8, hoja M-54414.	Member of
inscriptisectiónn 96, C.I.F.: B-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso - 28020 Madrid	Deloitte Touche Tohmatsu

Plaza Pablo Ruiz Picasso, 1 Torre Picasso 28020 Madrid
España

Tel.:	+34 915 14 50 00
Fax:	+34 915 14 51 80
+34 915 56 74 30
www.deloitte.es
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Telvent GIT, S.A.:
We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Telvent GIT, S.A. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Telvent Farradyne, Inc., which was acquired on July 1, 2006, Beijing Blue Shield High & New Tech. Co., Ltd., which was acquired on April 26, 2006, and Maexbic, S.A., which was acquired in November 2006, whose financial statements constitute 1.15% of net assets, 4.86% of total assets, 4.07% of revenues, and 3.94% of net income as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at the mentioned companies. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment:
The Company has been growing significantly over the last three years, and part of its growth comes from foreign and newly acquired businesses. The Company is implementing its systems of internal controls, both operational and financial reporting related, to these foreign subsidiaries in addition to monitor them from corporate office. However, the Company has been unable to complete this implementation by the required reporting date. This matter has caused some misstatements to the consolidated financial statements, in particular in the areas of tax and derivative accounting. As such, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2006.
This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and this report does not affect our report on such consolidated financial statements.
In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and our report dated March 30, 2007, expressed an unqualified opinion.
S\ Deloitte, S.L.
Madrid, Spain
March 30, 2007

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sectión 8, hoja M-54414.	Member of
inscriptisectiónn 96, C.I.F.: B-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso - 28020 Madrid	Deloitte Touche Tohmatsu

[PRICEWATERHOUSECOOPERS LOGO]

Paseo de la Castellana, 43
28046 Madrid
España
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
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
April 3, 2006
Madrid, Spain
PricewaterhouseCoopers Auditores, S.L. — R.M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3(a) Inscrita en el R.O.A.C. con el número SO242 – CIF: B-79031290

Consolidated Balance Sheets
(In thousands of Euros, except share amounts)

	As of	As of
	December 31,	December 31,
	2006	2005
Assets:
Current assets:
Cash and cash equivalents	€69,232	€80,010
Restricted cash	8,045	3,183
Other short-term investments	386	709
Derivative contracts	2,814	1,194
Accounts receivable (net of allowances of € 2,719 in 2006 and € 2,650 in 2005)	144,763	92,494
Unbilled revenues	101,317	77,069
Due from related parties	47,958	45,449
Inventory	19,274	10,669
Other taxes receivable	13,258	8,434
Deferred tax assets	3,692	6,043
Other current assets	7,016	2,485

Total current assets	€417,755	€327,739
Deposits and other investments	1,795	1,870
Property, plant and equipment, net	51,215	52,965
Long-term receivables and other assets	11,236	11,317
Deferred tax assets	14,954	14,446
Other intangible assets, net	21,260	10,143
Goodwill	37,416	16,862

Total assets	€555,631	€435,342

Liabilities and shareholders’ equity:
Accounts payable	€216,614	€150,246
Billings in excess of costs and estimated earnings	26,568	20,417
Accrued and other liabilities	10,389	9,418
Income and other taxes payable	26,901	17,835
Deferred tax liabilities	5,347	3,082
Due to related parties	23,512	11,146
Current portion of long-term debt	1,514	8,515
Short-term debt	32,295	23,958
Short-term leasing obligations	2,562	1,948
Derivative contracts	3,269	1,440

Total current liabilities	€348,971	€248,005
Long-term debt less current portion	15,188	15,310
Long-term leasing obligations	1,834	4,035
Other long term liabilities	5,716	7,507
Deferred tax liabilities	6,276	673
Unearned income	131	211

Total liabilities	€378,116	€275,741

Minority interest	794	1,604

Consolidated Balance Sheets
(In thousands of Euros, except share amounts)

	As of	As of
	December 31,	December 31,
	2006	2005
Commitments and contingencies (Note 18)
Shareholders’ equity:
Common stock, € 3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in capital	40,338	40,471
Deferred compensation	—	(2,044)
Accumulated other comprehensive income (loss)	(2,142)	2,883
Retained earnings	50,636	28,798

Total shareholders’ equity	€176,721	€157,997

Total liabilities and shareholders’ equity	€555,631	€435,342

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2006	2005	2004
Revenues	€503,844	€402,369	€312,571
Cost of revenues	393,219	319,712	245,578

Gross profit	€110,625	€82,657	€66,993

General and administrative	39,850	25,286	21,446
Sales and marketing	13,730	13,023	10,118
Research and development	16,465	14,980	11,060
Depreciation and amortization	9,562	8,225	7,904

Total operating expenses	€79,607	€61,514	€50,528

Income from operations	€31,018	€21,143	€16,465
Financial income	3,471	3,355	4,009
Financial expense	(10,114)	(6,787)	(6,322)
Other income (expense), net	(387)	—	88

Total other income (expense)	€(7,030)	€(3,432)	€(2,225)

Income before income taxes	€23,988	€17,711	€14,240
Income tax expense (benefit)	2,080	2,972	4,749

Net income before minority interest	€21,908	€14,739	€9,491
Loss/(profit) attributable to minority interests	(70)	(373)	654

Net income	€21,838	€14,366	€10,145

Earnings per share
Basic and diluted net income per share	€0.75	€0.49	€0.47

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	21,775,752

The consolidated statements of operations include the following income and (expense) items from transactions with related parties. See Note 22 to the consolidated financial statements:

	Year Ended December 31,
	2006	2005	2004
Revenues	€29,226	€22,635	€16,223
Cost of revenues	(10,636)	(10,236)	(7,410)
General and administrative	(5,646)	(4,254)	(1,323)
Financial (expense), net	(1,409)	(321)	(135)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands of Euros)

	Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	€21,838	€14,366	€10,145
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,986	10,625	9,015
Net foreign exchange (gains) losses	(903)	849	882
Allowance for doubtful accounts	278	485	307
Deferred income taxes	(2,769)	1,602	(6,369)
Minority interests	70	373	(654)
Compensation related to stock compensation plans	1,910	1,413	2,258
Loss (gains) on sale of investments	387	—	(88)
Change in operating assets and liabilities, net of amounts acquired:
Accounts and other long-term receivable	(44,333)	(16,019)	1,747
Inventory	(8,149)	(1,136)	2,563
Unbilled revenues	(26,743)	(36,917)	(10,830)
Related parties trade receivables and other assets	(8,484)	(5,614)	(1,684)
Billings in excess of costs and estimated earnings	8,248	3,951	1,965
Accounts payable, accrued and other liabilities, related parties trade payable	87,443	42,001	6,992
Due to temporary joint ventures	(2,060)	(11,515)	8,445

Net cash provided by (used in) operating activities	€36,719	€4,464	€24,694

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(4,862)	4,845	(8,028)
Due from related parties	4,552	(5,018)	3,233
Purchase of property, plant & equipment	(2,313)	(3,894)	(4,931)
Acquisition of subsidiaries, net of cash acquired	(43,208)	(4,957)	(10,043)
(Acquisition) disposals of investments	(153)	789	33,912

Net cash provided by (used in) investing activities	€(45,984)	€(8,235)	€14,143

Cash flows from financing activities:
Proceeds from long-term debt	1,084	9,196	1,982
Repayment of long-term debt	(11,576)	(15,128)	(11,371)
Proceeds of short-term debt	16,095	7,157	7,662
Repayment of short-term debt	(5,758)	(1,947)	(13,100)
Proceeds from issuance of common stock, net	—	—	60,518
Due to related parties	(218)	3,099	(33,464)

Net cash provided by (used in) financing activities	€(373)	€2,377	€12,227

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (cont.)
(In thousands of Euros)

	Year Ended December 31,
	2006	2005	2004
Net (decrease) increase in cash and cash equivalents	€(9,638)	€(1,394)	€51,064
Net effect of foreign exchange in cash and cash equivalents	(1,140)	889	(1,534)
Cash and cash equivalents at the beginning of period	67,796	69,582	27,735
Joint venture cash and cash equivalents at the beginning of period	12,214	10,933	3,250

Cash and cash equivalents at the end of period	€69,232	€80,010	€80,515

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€2,507	€1,153	€439
Interest	€8,275	€5,802	€6,419

Non-cash transactions:
Capital leases (Note 18)	€1,796	€2,622	€5,168
Bilateral credit agreement between related parties (Note 22)	€—	€—	€24,537
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
(In thousands of Euros, except share amounts)

						Accumulated
			Additional		Deferred	Other	Total
	Ordinary Shares		Paid-in	Retained	Stock	Comprehensive	Shareholders’
	Shares	Amount	capital	Earnings	Compensation	Income / (Loss)	Equity
Balance, December 31, 2003	20,000,000	€60,101	€—	€663	€—	€(431)	€60,333
Comprehensive income:
Net Income	—	—	—	10,145	—	—	10,145
Unrealized gains on available-for-sale securities, net of taxes of €575	—	—	—	—	—	(1,068)	(1,068)
Effect of the sale of securities and affiliates to related parties	—	—	—	3,624	—	704	4,328
Foreign currency translation adjustment	—	—	—	—	—	(2,569)	(2,569)

Total comprehensive income							10,836
Issuance of common stock	8,700,000	26,144	35,284	—	—	—	61,428
Issuance of common stock due to exercise of green shoe option	547,100	1,644	1,872	—	—	—	3,516
Expenses related to share offering			(7,059)	—	—	—	(7,059)
Share offering expenses paid by Abengoa	—	—	3,784	—	—	—	3,784
Reclass of stock compensation, net to shareholders’ equity	—	—	6,438	—	(3,942)	—	2,496
Amortization of stock compensation	—	—	—	—	637	—	637

Balance, December 31, 2004	29,247,100	€87,889	€40,319	€14,432	€(3,305)	€(3,364)	€135,971
Comprehensive income:
Net Income	—	—	—	14,366	—	—	14,366
Foreign currency translation adjustment	—	—	—	—	—	6,247	6,247

Total comprehensive income							20,613
Reclass of stock compensation, net to shareholders’ equity	—	—	152	—	—	—	152
Amortization of stock compensation	—	—	—	—	1,261	—	1,261

Balance, December 31, 2005	29,247,100	€87,889	€40,471	€28,798	€(2,044)	€2,883	€157,997
Comprehensive income:
Net Income	—	—	—	21,838	—	—	21,838
Foreign currency translation adjustment	—	—	—	—	—	(5,025)	(5,025)

Total comprehensive income							16,813
Elimination of deferred compensation balance	—	—	(2,044)	—	2,044	—	—
Amortization of formula based stock compensation plan	—	—	1,640	—	—	—	1,640
Parent Company stock purchase plan expense	—	—	271	—	—	—	271

Balance, December 31, 2006	29,247,100	€87,889	€40,338	€50,636	€—	€(2,142)	€176,721

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
Telvent is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial segments (Energy, Environment, Traffic, Transport) primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, and the Middle-East and Africa. These products and services solutions include systems integration, consulting services, outsourcing services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their core operations, business processes, and customer services.
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
2. Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements of Telvent, together with its subsidiaries, include the accounts of all majority-owned domestic and foreign subsidiaries and variable interest entities that are required to be consolidated. All intercompany profits, transactions and balances have been eliminated upon consolidation. Investments in joint ventures and other entities over which the Company does not have control, but does have the ability to exercise significant influence over the operating and financial policies, are carried under the equity method. There were no such investments at December 31, 2006 and 2005. Non-marketable equity investments in which the Company does not exercise control or have significant influence over the operating and financial policies are accounted for using the cost method subject to other-than-temporary impairment.
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
At December 31, 2005, there were deposits amounting to € 3,183, which constituted a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits were restricted for use until the cash was received by the third party, which released the Company’s obligation. The cash was received from third parties during the first quarter of 2006, and we have thus been released from the restriction.
At December 31, 2006, there are deposits amounting to € 8,045, which also constitute a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party, which will thereby release the Company’s obligation.

As of December 31, 2006, the Company had the following cash equivalents:

			Maturity
Financial fund	Name	Currency	Date	Amount
ABN Funds	Interest Growth Fund	Euro	Daily	6,332
	Global Liquidity Fund	Euro	Daily	4,501
Deutsche Bank Funds	DWS Institutional Money Plus	Euro	Daily	12,443

			Total	€23,276

Allowance for Doubtful Accounts
The allowance for doubtful accounts is used to provide for impairment of receivables on the balance sheet. The balance represents an estimate of probable but unconfirmed losses in the collection of accounts receivable balances. A specific receivable is reviewed for impairment when, based on current information and events, it is deemed probable that contractual amounts will not be fully collected. Factors considered in assessing recoverability include a customer’s extended delinquency and filing for bankruptcy. An impairment allowance is recorded based on the difference between the carrying value of the receivable and the expected amount of collection.
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
Factoring of Trade Receivables
The Company has entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of approximately € 108,810 of cash for the year ended December 31, 2006 and € 75,667 for the year ended December 31, 2005 on available trade accounts receivable. Under the factoring agreements, the Company sells on a revolving and non-recourse basis, certain of its trade accounts receivable (“Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because the Company has relinquished control of the Pooled Receivables and the Company does not maintain any continuing involvement with the sold assets. Accordingly, Pooled Receivables sold under these facilities are excluded from receivables in the accompanying balance sheet. The Company incurs commissions of approximately 0.15% to 0.30% of the Pooled Receivable balance. The commission and interest expense are recorded as a charge to earnings in the period in which they are incurred as the commission and interest expense is in effect a loss on the sale of the asset. The total amount of commission expense included in financial expense for the years ended December 31, 2006, 2005 and 2004 was € 2,338, € 1,446 and € 1,202, respectively.
Inventory
Inventory is valued at the lower of cost or net realizable value and is determined using the average cost method. Inventory consists of raw materials and work-in-progress, which includes the cost of direct labor, materials and overhead costs related to projects.

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
Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price of identifiable tangible and intangible net assets over the fair value of these net assets as of the date of acquisition. Other intangible assets represent the fair value of intangible assets identified on acquisition. The Company applies the provisions of SFAS 142, Goodwill and Other Intangible Assets, which require that goodwill, and certain other intangible assets deemed to have an indefinite useful life, not be amortized, but instead be assessed annually for impairment using fair value measurement techniques.
Other intangible assets represent identifiable intangibles with a finite life and are recorded at fair value at the date of acquisition and are amortized using the straight-line method over the following estimated useful lives:

Software licenses	4 years
Purchased software technology	5 - 10 years
Customer contracts and relationships	2 - 10 years
In process research and development	Immediately
Other intangible assets also include brand names, arising from the purchase of Miner & Miner, which are not amortized, as it is deemed to have an indefinite useful life.
The Company has recorded intangibles for acquired customer relationships due to the fact that the Company has historically experienced a high incidence of repeat business for system sales and ongoing service support. The Company identified both contractual and non-contractual customer relationships (as distinct from contractual backlog) in its oil, gas and water, transit, electric utilities, remote terminal units (RTU) parts, repair businesses and traffic and transport. The customer contracts intangible is being amortized over the period of the related contracts, ranging normally from 2 to 10 years. The customer relationship intangible is being amortized generally over a ten-year period depending on the related acquisition, as the cash flows show strong and consistent net inflows over a ten-year period. Straight-line amortization was chosen for customer relationships because of relatively consistent expected cash flows over the ten-year useful life. In-process research and development acquired in a business combination is fully amortized immediately after acquisition.
Maintenance costs related to software technology are expensed in the period in which they are incurred.
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

Revenues
Revenues consist primarily of two types of revenues streams, products and services solutions and managed services.
Products and Services Solutions (Projects)
The Company provides products and services solutions generally under short and long-term fixed-price contracts. The contracts periods range from 3 months to approximately 3 years in length. Income for these contracts is recognized following the percentage-of-completion method, measured by the cost-to-cost method in accordance with the SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The revenue earned in a period is based on total actual costs incurred plus estimated costs to completion.
Billings in excess of recognized revenues are recorded in “Billings in excess of costs and estimated earnings”. When billings are less than recognized revenues, the differences are recorded in “Unbilled revenues”.
Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling costs directly attributable to a specific project are capitalized if it is expected that such costs will be recovered. General and administrative costs are charged to expense as incurred. In the event that a loss is anticipated on a contract, it is immediately recognized in income. Changes in job performance, job conditions, and estimated profitability, and changes to the job scope may result in revisions to costs and income and are recognized in the period in which the revisions are determined.
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
Advertising
Advertising costs are expensed as incurred. Advertising expense amounted to approximately € 2,274, € 1,797, and € 1,250 in 2006, 2005 and 2004, respectively.

Research and Development
Expenditures on research and development are expensed as incurred. The types of cost included in research and development expense include salaries, software, contractor fees, supplies and administrative expenses related to research and development activities.
Earnings Per Share
A basic earnings per share measure is computed using the weighted average number of common shares outstanding during the period. There were no instruments outstanding during the years ended December 31, 2006, 2005 and 2004 that would have a dilutive impact on the earnings per share calculation and accordingly, a separate fully diluted earnings per share measure is not presented.
Effective April 15, 2004, the shareholders approved a 200 for 1 split of ordinary shares, resulting in an increase in the number of shares from 100,000 to 20,000,000. The par value of the shares decreased accordingly from € 601.01 to € 3.005. Related disclosures within these consolidated financial statements retrospectively reflect the impact of this change.
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
Foreign currency transactions undertaken by the Company and its domestic subsidiaries are accounted for at the exchange rates prevailing on the related transaction dates. Assets and liabilities denominated in foreign currencies are translated to Euros using period-end exchange rates, and income and expense items are translated using a weighted average rate for the relevant period. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.
Other Comprehensive Income (Loss)
Other comprehensive income (loss), which is reported in the accompanying statement of shareholders’ equity, consists of net income (loss) and other gains and losses affecting equity that are excluded from net income. For the years ended December 31, 2006 and 2005, the Company’s other comprehensive income consisted of the cumulative currency translation adjustment. For the year ended December 31, 2004, other comprehensive income also included unrealized gains and losses on available for sale securities, and adjustments related to the sale of certain subsidiaries to an entity under common control, which was recorded as a capital contribution directly to retained earnings because under Spanish law, the Company is not allowed to affect additional paid-in capital unless the transaction relates to an issuance of capital.
Segments
Segments are identified by reference to the Company’s internal organization structure and the factors that management uses to make operating decisions and assess performance. The Company had, for the years ended December 31, 2006, 2005 and 2004, five reportable segments consisting of Energy, Traffic, Transport, Environment and Other.
Start-Up Activities
The Company expenses the costs of start-up activities, including organization costs, as incurred.
Stock Compensation Plan
Until December 31, 2005, the Company applied Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its formula based stock purchase plan. Compensation expense was recognized in earnings at the balance sheet date based on a formula, with the exception of shares granted after January 1, 2003, where compensation expense was recognized based on the excess, if any, of the fair-value of the Company’s stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. For ordinary shares sold to employees after January 1, 2003, we estimated the fair value of our stock at the date of sale on the basis of the midpoint of the expected price range for a public share offering less a 15% discount. The allocation of a discount was due to the non-marketability of the shares as a result of the absence of a public market in 2003.
As a result of the adoption of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), on January 1, 2006, the Company has designated its formula-based stock purchase plan as an equity award plan and has started to record as an expense the fair value of the shares purchased by the Company’s employees under the plan. As the shares sold under the incentive plan consist of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by SFAS 123. The Company has chosen the modified prospective application transition method allowed by SFAS 123R. Amounts previously classified under the “deferred stock compensation” caption of the consolidated statement of shareholders’ equity were reclassified to “additional paid-in capital”.
In addition, the Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa on Abengoa’s shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan has been performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).
The applicable disclosure requirements of SFAS 123R have been provided below for the period ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,
	2006	2005	2004
Net income as reported	€21,838	€14,366	€10,145
Add share-based compensation cost included in net income as reported	€1,910	€1,413	€2,258
Less share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards	€(1,910)	€(2,523)	€(2,710)
Pro forma net income if the fair value based method had been applied to all awards	€21,838	€13,256	€9,693
Basic and diluted earnings per share as reported in Euros	€0.75	€0.49	€0.47
Pro forma basic and diluted earnings per share in Euros	€0.75	€0.45	€0.45
As the shares sold under the incentive plan consist of unvested stock, the fair value applied to arrive at the pro forma earnings and per share data was the estimated market value on the grant date.
Income Taxes
Up to January 1, 2004, the Company filed its income tax as part of the consolidated tax group of our majority shareholder Abengoa, S.A. using the separate return basis. Following our initial public offering (our ¨IPO¨) in October of 2004, and the consequent dilution of Abengoa’s ownership interest in Telvent, the Company and some of its subsidiaries were excluded from the Abengoa consolidated tax group. Thus, for the year ended December 31, 2004, all Telvent companies filed taxes on a stand-alone basis. Since January 1, 2005, the Company and some of its subsidiaries have formed a new tax group. Following the rules for tax consolidation in Spain, subsidiaries in which more than a 75% interest is owned can be consolidated for tax purposes. The remaining companies will file taxes on a stand-alone basis.
Income taxes are accounted for using the asset/liability method. At each balance sheet date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The income tax provision is the result of the change in these current and deferred tax accounts from period to period, plus or minus tax payments made or refunds received during the year.
Deferred tax assets and liabilities are measured in each jurisdiction at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted by the balance sheet date. The effect is included in income from continuing operations in the period of enactment. The Company adjusts its deferred tax assets and liabilities to reflect changes in tax laws or rates. As described in Note 19, during the fourth quarter of 2006, a tax reform was carried out in Spain by virtue of laws 35/2006 (introducing a new Personal Income Tax) and 36/2006 (introducing measures in order to avoid tax fraud). With respect to corporate income tax rates, Law 35/2006 has reduced the 35% general corporate income tax rate available until December 31, 2006, to 32.5% for the year 2007, and 30% for year 2008 onwards. Therefore, the effect of this change has been reflected in the consolidated statement of operations for the year ended December 31, 2006.
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
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140”. This standard amends the guidance in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:
(a)	A transfer of the servicer’s financial assets that meets the requirements for sale accounting;

(b)	A transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”; or

(c)	An acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.
SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not yet assessed what effect, if any, the adoption of this Interpretation will have on its financial position, results of operations or cash flows.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities, such as the Company, is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006; such requirement did not affect the Company’s reported disclosures. Guidance related to the measurement date of the plans is effective for years ending after December 31, 2008: The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows.
During October 2006, the FASB issued three final FASB Staff Positions (FSPs) related to Statements 126 and 123(R). FSP FAS 126-1 amends certain accounting standards to clarify the definition of a “public entity.” FSP FAS 123(R)-5 addresses whether a modification of an instrument in connection with an equity restructuring should be considered a modification for purposes of applying FSP FAS 123(R)-1. FSP FAS 123(R)-6 addresses certain technical corrections of Statement 123(R). FSP FAS 126-1 should be applied prospectively in fiscal periods beginning after December 15, 2006. The latter two should be applied in the first reporting period beginning after October 10 and October 20, 2006, respectively. The Company does not expect the adoption of any of these FSPs to have any material effect on its financial position, results of operations or cash flows.
On February 15, 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (the fair value option, or FVO). Under Statement 159, entities that elect the FVO will report unrealized gains and losses in earnings. Statement 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted. The Company has not assessed what effect, if any, the adoption of this Statement will have on its financial position, results of operations or cash flows.
4. Accounts Receivable
Accounts receivable consist of:

	Year Ended December 31,
	2006	2005
Trade accounts receivable	€145,798	€93,455
Payroll advances	1,684	1,689
Allowances for doubtful accounts	(2,719)	(2,650)

	€144,763	€92,494

The following analysis details the changes in the Company’s allowances for doubtful accounts during the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,
	2006	2005	2004
Balance at beginning of the year	€2,650	€2,165	€2,145
Increase in allowances during the year	278	485	307
Write-offs during the year	(209)	—	(287)

Balance at the end of the year	€2,719	€2,650	€2,165

5. Other Short-Term Investments
The following is a summary of the Company’s other short-term investments as of December 31, 2006 and 2005:

	Year Ended December, 31
	2006	2005
Investment funds and other investments	€11	€510
Short-term guarantee deposits	375	199

	€386	€709

6. Deposits and Other Investments
Deposits and other investments consist of the following:

	Year Ended December 31,
	2006	2005
Deposits for rentals and customers	€1,795	€1,761
Other investments	—	109

	€1,795	€1,870

Joint Ventures
The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.
These joint ventures are considered to be variable interest entities as they have no equity, and are operated through a management committee comprised of equal representation from each of the ventures, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all ventures. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.
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
The company has applied FIN 46-R to all remaining joint ventures created after January 1, 2004. As such, all joint ventures in which the Company is the primary beneficiary are consolidated. The increase in total assets from these consolidated entities amounted to € 54,073 and € 39,868 as of December 31, 2006 and 2005, respectively. Total revenue recognized with respect to these consolidated joint ventures was € 48,577, including € 40,947 of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2006. During the corresponding period in 2005, revenue recognized with respect to these consolidated joint ventures was € 42,403 including € 31,684 of revenues of other venture partners in these arrangements. During the corresponding period in 2004, revenue recognized with respect to these consolidated joint ventures was € 40,125, including € 30,820 of revenues of other venture partners in these arrangements. Corresponding costs due to other joint ventures of € 40,761, € 31,528 and € 30,727 are recognized in cost of revenues as of December 31, 2006, 2005 and 2004, respectively. These revenues and equivalent cost of revenues were recognized based on the billings of the other venturers to the UTE. There are no consolidated assets that are collateral for the UTEs’ obligations. The effect in operating cash flow was a decrease of € 2,279 and € 10,560 (including € 2,060 and € 11,515 of changes in operating assets and liabilities) for the year ended December 31, 2006 and 2005, respectively and an increase of € 8,371 (including € 8,445 of changes in operating assets and liabilities) for the year ended December 31, 2004. The enterprise’s maximum exposure to loss related to performance guarantees given by Telvent as a result of its involvement with the UTEs that are not consolidated is € 2,547.
7. Long-term Receivables and Other Assets
Long-term receivables and other assets consist of the following:

	As of	As of
	December 31,	December 31,
	2006	2005
Long-term receivables	€10,862	€11,127
Other assets	374	190

	€11,236	€11,317

As of December 31, 2006 and 2005 long-term receivables consisted mainly of a trade note receivable to be collected monthly over a period of twenty years in relation to the execution of our El Toyo digital city project. In connection with this receivable, on November 10, 2005 we also signed a Credit Agreement with Unicaja (Note 15), that will be established on a non-recourse basis when the customer accepts delivery of the above mentioned project in its turn-key phase.

8. Inventory
Inventory consists of the following:

	Year Ended
	December 31,
	2006	2005
Raw Materials	€3,221	€2,233
Work-in-progress	16,053	8,436

	€19,274	€10,669

9. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	Year Ended December, 31
	2006			2005
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land and buildings	€6,128	€(3,740)	€2,388	€5,292	€(3,597)	€1,695
Integral equipment	57,677	(15,445)	42,232	54,327	(11,455)	42,872
Furniture and fixtures	5,687	(4,597)	1,090	5,876	(4,496)	1,380
Computer equipment	10,405	(9,424)	981	11,914	(10,469)	1,445
Vehicles	702	(465)	237	527	(443)	84
Capital leases	16,989	(12,818)	4,171	15,083	(9,763)	5,320
Other	333	(217)	116	314	(145)	169

	€97,921	€(46,706)	€51,215	€93,333	€(40,368)	€52,965

Total depreciation expense for property, plant and equipment other than leases for the years ended December 31, 2006, 2005 and 2004 was € 3,264, € 3,220, and € 4,017, respectively. Additionally, there are € 295, € 665 and € 1,111 of depreciation included in “Cost of revenues” for the years ended December 31, 2006, 2005 and 2004, respectively.
Total depreciation expense for capitalized leases for the years ended December 31, 2006, 2005 and 2004 was € 2,081, € 917 and € 541, respectively. Additionally there are € 1,001, € 1,735 and € 875 of depreciation included in “General and Administrative” for the years ended December 31, 2006, 2005 and 2004 respectively.
10. Other Intangible Assets
Intangible assets consist of the following:

	Year Ended December 31,
	2006			2005
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Value
Intangible assets, subject to amortization:
Software licenses	€3,221	€(2,243)	€978	€2,315	€(2,075)	€240
Customer contracts and relationships	17,331	(6,732)	10,599	9,420	(3,872)	5,548
Purchased software technology	14,507	(5,367)	9,140	7,785	(3,845)	3,940
In- process research and development	566	(566)	—	368	(368)	—

Total intangible assets subject to amortization	€35,625	€(14,908)	€20,717	€19,888	€(10,160)	€9,728
Intangible assets, not subject to amortization:
Brand names	€543	€—	€543	€415	€—	€415

Total	€36,168	€(14,908)	€21,260	€20,303	€(10,160)	€10,143

Total amortization expense for other intangible assets for the years ended December 31, 2006, 2005 and 2004 was € 4,217, € 4,088 and € 3,582, respectively. Based on the amount of intangible assets subject to amortization at the end of 2006, the expected amortization for each of the next five years and thereafter is as follows:

(Unaudited)
Year ended
December 31,
2007	4,123
2008	3,810
2009	3,536
2010	3,002
2011	1,975
Thereafter	4,271

€20,717

11. Acquisitions
Acquisition of Miner & Miner
As part of the original share purchase agreement for the purchase of 70% of the shares of Miner & Miner, if Miner & Miner’s financial performance for the period December 1, 2004 through December 31, 2005 met a minimum target level, Telvent would be obligated to purchase the remaining 30% of the shares for a purchase price determined by a financial performance formula. Effective January 1, 2006, the Company acquired the remaining 30% of the shares of Miner & Miner for a total purchase price of € 5,735, which was paid on February 22, 2006. This purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed, based on an updated valuation of Miner & Miner performed as of the purchase date. As a result, the following is a summary of the allocation of the total purchase price for 30% of Miner & Miner:

As of
February 22,
2006
Adjusted working capital	€376
Property, plant and equipment	97
Intangible assets:
Customer contracts and relationships	1,620
Software technology	429
Brand names	184
Goodwill	3,811
Deferred tax liability	(782)

Total purchase price	€5,735

The results of operations of Miner & Miner, net of minority interest, have been included in the Company’s Energy segment from the date of purchase of the original 70%, in December 2004.
Acquisition of Beijing Blue Shield
On April 26, 2006, the Company acquired 80% of the issued and outstanding shares of Beijing Blue Shield High & New Tech. Co., Ltd. (“BBS”), a Beijing-based leading provider of IT services and solutions for traffic management and consulting, and airport/seaport security. The purchase price of this acquisition was Rmb 32 million (€ 3,184). As of December 31, 2006, the Company has paid 80% of the total amount, or Rmb 25.6 million (€ 2,309), in cash. A final payment of Rmb 6.4 million (€ 637) will be due on May 20, 2007, pending resolution of certain items which are currently under discussion with the sellers.
The Company has performed an initial purchase price allocation that indicates that the net fair value of the assets acquired and liabilities assumed is greater than the purchase price. Therefore, the Company has reduced, on a pro-rata basis, the intangible assets identified, resulting in the following purchase price allocation:

As of
April 26,
2006
Cash and cash equivalents	€159
Currents assets	3,514
Tangible assets	123
Liabilities assumed	(1,827)
Intangible assets:
Software technology	1,869
Goodwill	—
Deferred tax liability	(654)

Total purchase price	€3,184

The above allocation may be modified within the allocation period allowed by SFAS 141, as a result of a change in the carrying value of the assets acquired and liabilities assumed which is currently under review by Telvent and the sellers of BBS.
The results of operations of Beijing Blue Shield net of minority interest, have been included in the Company’s Traffic segment from the date of its acquisition.
Pro forma revenues, income from operations, net income and earnings per share (EPS) would have been as follows if this acquisition had occurred as of the beginning of the years ended December 31, 2006 and 2005, respectively:

	Year ended December 31,
	2006	2005
	(Unaudited)
Revenues	€504,459	€404,467
Income from operations	€30,995	€21,216
Net income	21,827	14,551
EPS	0.75	0.50
Acquisition of Telvent Farradyne
On July 1, 2006, the Company completed the acquisition of 100% of the business and related assets of PB Farradyne, Inc. (Farradyne), a leading provider of traffic information technology consulting and integration services in the United States. The acquired business operates as Telvent Farradyne, Inc. The total purchase price for the Farradyne business was U.S. $ 39,405 (€ 30,995). A portion of the purchase price was paid into escrow and will serve as security for the sellers’ obligations to Telvent under the purchase agreement. This acquisition has been financed through a mix of use of proceeds from the Company’s initial public offering (IPO) and a loan under a credit agreement with LaSalle Bank National Association (see Note 14).
The Company has performed a preliminary purchase price allocation to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the ¨net assets¨). The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. The following is a summary of the preliminary purchase price allocation at the date of acquisition in Euros:

As of
July 1,
2006
Current assets	€14,056
Tangible assets	573
Liabilities assumed	(3,090)
Intangible assets:
Customer contracts and relationships	4,864
Software technology	4,864
Goodwill	13,133
Deferred tax liability	(3,405)

Total purchase price	€30,995

The above allocation may be modified within the allocation period allowed by SFAS 141, as the Company is currently finalizing the determination of the realizable value of certain of the assets acquired and liabilities assumed.

The results of operations of Farradyne have been included in the Company’s Traffic segment from the date of its acquisition.
Pro forma revenues, income from operations, net income and EPS would have been as follows if this acquisition had occurred as of the beginning of the years ended December 31, 2006 and 2005, respectively:

	Year ended December 31,
	2006	2005
	(Unaudited)
Revenues	€524,421	€441,889
Income from operations	€30,533	€21,839
Net income	21,522	14,817
EPS	0.74	0.51
Acquisition of Maexbic
On November 2006, the Company completed the acquisition of 100% of Maexbic, S.A., a leading provider of public transportation ticketing technology in Spain. The total purchase price for this acquisition was € 1,850, and a contingent and variable earn-out will be payable, up to a maximum of € 625, based on Maexbic meeting certain financial targets over the period ending December 31, 2007.
The Company is currently determining the fair value of identifiable assets acquired and liabilities assumed in order to perform the purchase price allocation required by SFAS 141, Business Combinations. As of December 31, 2006, the excess purchase price over the carrying value of net assets acquired, amounting to € 1,511, has been temporarily allocated entirely to goodwill.
The results of operations of Maexbic have been included in the Company’s Traffic segment from the date of its acquisition.
Pro forma revenues, income from operations, net income and EPS would have been as follows if this acquisition had occurred as of the beginning of the years ended December 31, 2006 and 2005, respectively:

	Year ended December 31,
	2006	2005
	(Unaudited)
Revenues	€504,628	€404,072
Income from operations	€30,708	€21,330
Net Income	21,448	14,476
EPS	0.73	0.49
12. Goodwill
As discussed in Note 2, the Company applies SFAS 142, which requires that goodwill and certain intangible assets with an indefinite useful life not to be amortized, and should instead be reviewed for impairment annually.
During the fourth quarter of every year, the Company performs its annual impairment review for goodwill and other indefinite-life intangible assets. Based on the results of the impairment review, no charge for impairment has been required.
The following analysis details the changes in the Company’s goodwill during 2006 and 2005 by segment:

	Energy	Traffic	Total
Balance, December 31, 2004	€13,689	€—	€13,689
Acquisitions	614	—	614
Currency translation adjustment	2,559	—	2,559

Balance, December 31, 2005	16,862	—	16,862
Acquisitions	8,323	14,644	22,967
Currency translation adjustment	(1,957)	(456)	(2,413)

Balance, December 31, 2006	€23,228	€14,188	€37,416

13. Accrued and Other Liabilities
Accrued and other liabilities consist of the following:

	As of December 31,
	2006	2005
Payroll, accrued vacation and other employee benefits	€4,357	€2,548
Notes Payable	652	1,500
Current portion of government loans	1,471	1,654
Contingent consideration on Almos acquisition	—	1,750
Other short term liabilities	3,909	1,966

	€10,389	€9,418

As of December 31, 2006, notes payable included the deferred payment on the Beijing Blue Shield acquisition in the amount of € 652. As of December 31, 2005, notes payable included the deferred payment on the Almos Systems acquisition in the amount of € 1,500, whereas contingent consideration on Almos acquisition included the maximum amount of such consideration on that date. A total of € 480 was paid in June 2006, based on Almos’ actual financial results for the target period ended June 30, 2006.
14. Short-Term Debt
Short-term debt at December 31, 2006 and 2005 consists of the following:

	As of December 31,
	2006	2005
Due under short-term credit facilities	€814	€4,204
Banco de Andalucia	—	1,540
LaSalle Bank	15,336	—
Caja de Ahorros y Monte de Piedad de Madrid	—	690
Advance payments	12,431	12,953
Other short-term debt	3,714	4,571

	€32,295	€23,958

Short-term debt consists of amounts drawn down under credit facilities that the Company has with various financial institutions.
In 2005, in order to finance the working capital requirements of our operations in Brazil, Telvent Brasil obtained credit facilities with several banks (Safia Bank, Citibank, Bank of Boston, Banco Santander, Central Hispano and Banco Fibra). These credit facilities allow to borrow up to Brazilian Real 27.8 million (€ 9.8 million) and are secured by Abengoa. This limit can be used for letters of credit, guarantees and bank overdrafts. As of December 31, 2006, € 814 was outstanding under the Bank of Boston credit facilities.
As of December 31, 2005 short-term debt included € 1,540 under a line of credit established by the Company with Banco de Andalucía (this line of credit allowed the Company to borrow up to € 2.0 million) and € 690 under a line of credit established by the Company with Caja de Ahorros y Monte de Piedad de Madrid. As of December 31, 2006, this debt has been cancelled.
On May 31, 2006, our subsidiary, Telvent Traffic North America Inc. (“TTNA”), entered into a credit agreement with LaSalle Bank National Association under which it may borrow up to U.S. $20 million (€ 15,336). The obligations of TTNA under the credit agreement are guaranteed by Telvent GIT, S.A. The credit facility was available for partial financing of acquisitions permitted under the agreement. The credit facility matures on May 1, 2007. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by TTNA): (i) the prime rate in effect as publicly announced by LaSalle Bank National Association or (ii) the London Interbank Offering Rate for United States dollar deposits in the London Interbank Eurodollar market (LIBOR), plus an applicable margin which is based on the leverage ratio of Telvent GIT, S.A. The amount outstanding under this facility as of December 30, 2006 was U.S. $20 million (€ 15,336).
As of December 31, 2006 and 2005, respectively, advance payments consisted primarily of inter-company receivables in connection with commercial transactions in the normal course of business, where the group has received advanced payments from the financial institutions.
Furthermore, as of December 2006 and 2005 “Other short-term debt” consisted primarily of amounts outstanding under corporate Diners and American Express cards.

15. Long-Term Debt
Long-term debt consists of the following:

	As of December 31,
	2006	2005
Total long-term debt	€16,702	€23,825
Current portion of long-term debt	(1,514)	(8,515)

Long-term debt less current portion	€15,188	€15,310

The Company has entered into borrowing arrangements outstanding as of December 31, 2006 for working capital requirements, general corporate purposes and for financing certain hosting activities in Spain.
The total principal amount outstanding with each counter party, less the corresponding current portion at December 31, 2006 and 2005 is as follows:

	Year Ended December 31, 2006
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
LaSalle Bank	€1,660	€—	€1,660
Caja de Ahorros y Monte de Piedad de Madrid	1,134	560	574
ING and Liscat	3,304	781	2,523
Bank of Communications	1,201	173	1,028
Unicaja	9,403	—	9,403

	€16,702	€1,514	€15,188

	Year Ended December 31, 2005
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
Fortis Bank	€3,159	€3,159	€—
LaSalle Bank	2,684	1,063	1,621
Caja de Ahorros y Monte de Piedad de Madrid	1,516	393	1,123
ING and Liscat	6,847	3,546	3,301
Bank of Communications	702	101	601
Unicaja	8,917	253	8,664

	€23,825	€8,515	€15,310

Telvent Housing obtained a secured loan of € 10,000 from Fortis Bank in March 2003, which bore interest at twelve-month EURIBOR plus 1.25% and was repaid in September 2006.
Telvent Canada Ltd. had three separate credit facilities with LaSalle Bank under a credit agreement dated May 2, 2003. The first facility (“Facility A”) was a secured revolving credit line for working capital purposes up to U.S. $8,000 (€ 5,874). Availability of funds under Facility A is based on a monthly borrowings base formula determined as a percentage of eligible accounts receivable and inventory of Telvent Canada Ltd. Amounts withdrawn under Facility A cannot exceed U.S. $8,000.
The second facility (“Facility B”) is a delayed draw, non-revolving, term loan facility in the amount up to U.S. $5,500 (€ 4,176), which was created in part for the purpose of financing the acquisition of the NMS division of Metso. Facility B was repaid in April 2006, and no further amounts may be borrowed under this facility.
By an amending agreement dated April 13, 2006, the credit agreement was amended to reduce the amount of the credit available under Facility A from U.S. $8,000 to U.S. $6,000 (€4,556), and to add an additional secured revolving credit facility (“Facility C”) in a maximum aggregate principal amount of U.S. $12,000 solely for the purposes of issuing standby letters of credit in connection with projects in which Telvent Canada Ltd. or Telvent USA Inc. are required to provide bid, advance payment or performance securities.
Facility A bears interest at a rate of LIBOR or a base rate index plus an applicable margin. Under Facility C, the fees for letters of credit are calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by the bank.
All outstanding facilities with LaSalle Bank mature in March 2008. LaSalle Bank has a first security interest in all assets and equity of Telvent Canada Ltd. and Telvent USA Inc. As part of the credit facilities agreement, Telvent Canada Ltd. is restricted from paying dividends to the Company without prior written consent of the bank. As of December 31, 2006, the Company was in compliance with all covenant requirements.
Telvent Energia y Medio Ambiente S.A. borrowed € 3,642 from Caja de Ahorros y Monte de Piedad de Madrid in October 2001. The loan bears interest at a rate of three-month EURIBOR plus 0.60% and matures in October 2008. Any future issuances of debt from Telvent Energia y Medio Ambiente S.A. will be subordinated debt to that agreement until its repayment.
Telvent Housing has entered into three financing arrangements, one with ING and two with Liscat. The first financing arrangement with Liscat of € 6,702 was established in December 2002 and originally matured in May 2006. In 2005, the Company renewed the maturity of this loan from May 2006 to April 2010. Interest is payable monthly at a rate of twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility. The second financing arrangement with Liscat of € 3,296 was established in November 2003 and originally matured in April 2007. In 2005 the Company renewed the maturity of this loan, from April 2007 to April 2010. Interest is payable on a monthly basis at twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility.
The financing arrangement with ING of € 10,854 was established in December 2002 and matured in June 2006.
On March 17, 2005, the Company signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing to establish the China headquarters for Telvent. Forty percent of the total purchase price of Rmb 9,384 (€ 913) was paid on closing and the balance was financed by an 8-year mortgage, which the Company entered into on May 25, 2005 with the Bank of Communications. Additionally, on May 23, 2006, the Company signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing adjacent to Telvent China’s current headquarters. The new office will be used by Telvent Blue Shield, the company acquired by Telvent China in April 2006. Forty percent of the total purchase price of Rmb 9.209 (€ 896) was paid on closing and the balance was financed by an 8-year mortgage, which the Company entered into on July 14, 2006 with the Bank of Communications.
On November 10, 2005 the Company signed a Credit Agreement with Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja). The total amount available under this facility is € 12,600. This Credit Agreement has been obtained in connection with El Toyo Digital City Project, and has been established on a non-recourse basis until the customer accepts delivery in the turn-key phase of the project, which is expected to occur in 2007. The term of the new credit agreement is 22 years, and the interest rate is Euribor + 1%, on a monthly basis. The amount outstanding under this agreement at December 31, 2006 was € 9,403.
16. Other Long-Term Liabilities
Other long-term liabilities consist of the following:

	As of December 31,
	2006	2005
Government loans excluding current portion	€2,746	€3,841
Long-term customer deposits	2,388	1,726
Other long-term obligations	582	1,940

	€5,716	€7,507

The Company receives interest-free five-year loans from the Spanish Science and Technology Ministry for research and development purposes. These loans also provide a two-year grace period before repayments of principal must begin. The current portion of government loans of € 1,471 and € 1,654, as of December 31, 2006 and 2005, respectively, is included within “Accrued and other liabilities” (Note 13).
Long-term customer deposits represent security deposits from customers primarily in relation to long-term hosting contracts.

Maturity of Debt and Similar Obligations
The aggregate principal repayment of short-term debt, long-term debt and government loans, including amounts shown under current liabilities, required in each of the next five fiscal years and thereafter are as follows:

	Year Ending December 31,
	Current
	Portion of		Long-Term
	Long-Term	Short-Term	Debt Less
	Debt	Debt	Current Portion	Government Loans	Total
2007	€1,514	€32,295	€—	€1,471	€35,280
2008	—	—	3,583	1,085	4,668
2009	—	—	1,397	752	2,149
2010	—	—	1,458	431	1,889
2011	—	—	599	232	831
Thereafter	—	—	8,151	246	8,397

	€1,514	€32,295	€15,188	€4,217	€53,214

17. Financial Instruments
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, accounts receivable (including unbilled revenue) and long-term receivables. The Company generally does not require collateral from its customers. During the years ended December 31, 2006 and 2005, no customer comprised greater than 10% of the accounts receivable balance or more than 10% of revenues.
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
Although the forward exchange contracts are used solely as economic hedges, hedge accounting has not been applied for the years ended December 31, 2006, 2005 and 2004, and thus the contracts have been recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency.

	As of December 31, 2006
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€1,227	€17,196	€2,570	€29,970
Morocco Dirhams	—	—	1	30
Brazilian Reais	79	6,941	107	8,833
Canadian Dollars	767	28,372	499	18,554
Jordan Dinars	—	—	9	764
Qatari Riyals	51	1,768	2	1.072
Japanese Yen	180	2,359	—	—
Thai Bahts	102	2,879	81	2.862

	2,406	59,515	3,269	62,085

Interest rate contracts:
Interest rate caps	408	19,032	—	—

Total	€2,814	€78,547	€3,269	€62,085

	As of December 31, 2005
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€435	€7,336	€312	€6,150
Morocco Dirhams	—	—	7	614
Brazilian Reais	—	—	521	3,243
Mexican Pesos	158	10,929	—	—
Canadian Dollars	601	17,010	406	23,458
Jordan Dinars	—	—	47	1,127
Qatari Riyals	—	—	147	3,622

	1,194	35,275	1,440	38,214

Interest rate contracts:
Interest rate caps	—	23,480	—	—

Total	€1,194	€58,755	€1,440	€38,214

The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
The Company is also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2008 and 2022. The exposure of the Company is limited to the premiums paid to purchase the caps. Total premiums paid were € 397 during the year ended December 31, 2006. Outstanding notional values were € 19,032 and € 23,480 as of December 31, 2006 and 2005, respectively.
The fair value of the caps was € 408 and € 0.1 as of December 31, 2006 and 2005, respectively. In 2005, such amount was recorded within “other assets”.
The Company does not use any other derivatives. For the years ended December 31, 2006, 2005 and 2004, the Company recognized net (losses) and gains of € (499), € (1,090) and € 1,945, respectively, in financial expense from the mark to market of the derivatives described above.

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
Cash, Short-Term Investments, Accounts Receivable and Accounts Payable
The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair values due to the short maturity of these instruments, unless otherwise indicated.
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
The carrying value and estimated fair value of financial instruments are presented below:

	As of December 31,
	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash (including restricted cash)	€77,277	€77,277	€83,193	€83,193
Other short-term investments	386	386	709	709
Accounts receivable	144,763	144,763	92,494	92,494
Derivatives	2,814	2,814	1,194	1,194
Liabilities:
Short-term debt	32,295	32,295	23,958	23,958
Long-term debt including current portion	16,702	16,702	23,825	23,825
Other long-term liabilities	5,716	5,495	7,507	7,286
Derivatives	3,269	3,269	1,440	1,440

18. Commitments and Contingencies
Commitments
A payment of Rmb 6.4 million (€637) is due on May 20, 2007 related to the purchase of Beijing Blue Shield High & New Tech. Co., Ltd. (“BBS”). Such payment will be made pending resolution of certain items related to the carrying value of net assets purchased, which are currently under discussion with the sellers of BBS.
Regarding the Maexbic acquisition, there is a contingent and variable earn-out outstanding payment, up to a maximum of € 625, based on Maexbic meeting certain financial targets over the period ended December 31, 2007. In addition, there has been a guarantee deposit payment of € 100 that the Company has made on March 29, 2007.
Leases
The Company leases corporate buildings that it classifies as operating leases. Computer equipment and machinery used in the normal course of business and that meet the relevant criteria are classified as capital leases. The capital leases generally require interest payments based on EURIBOR plus 1.1%.
Future minimum lease payments under non-cancellable operating and capital leases are as follows:

Year Ending December 31,	Operating	Capital
2007	€11,713	€2,720
2008	11,242	1,292
2009	9,710	488
2010	2,551	25
2011	969	—
Thereafter	334	—

	€36,519	4,525

Less: amounts representing interest		(129)

Present value of future lease payments		4,396
Less: current portion		(2,562)

		€1,834

During 2006, the Company entered into various new capital lease agreements for an aggregate amount of € 1,796. The majority of leases were for computer equipment, and the remaining were for furniture and fixtures. The terms of the new leases expire between January 2008 and August 2010. Similar to previous lease agreements the new leases require interest payments based on EURIBOR plus 1.1%.
Total rent expense under operating leases for the years ended December 31, 2006, 2005 and 2004 was € 11,119, € 10,115 and € 10,066, respectively. Total payment under capital leases for the years ended December 31, 2006, 2005 and 2004 was € 3,549, € 3,095 and € 1,247, respectively. Total rent expense under related party leases was € 276, € 97 and € 83 for the years ended December 31, 2006, 2005 and 2004, respectively.
Contingencies
From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved. As of December 31, 2006, the development and installation work for the El Toyo project is substantially complete.
Based on the information presently available, including discussion with counsel, management believes that resolution of these matters,

including the proceedings related to the El Toyo Project, will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.
Guarantees
Performance Guarantees
In the normal course of business the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.
Financial Guarantees
As of December 31, 2006, the Company maintains the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€170,336	€14,557	€—
Financial guarantees	3,218	—	—

	€173,554	€14,557	€—

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
The income tax expense (benefit) consists of the following:

	Year Ended December 31,
	2006	2005	2004
Domestic
Current	€(775)	€(1,673)	€(878)
Deferred	4,313	3,445	3,528

	3,538	1,772	2,650

Foreign
Current	(2,589)	(551)	(27)
Deferred	1,131	1,751	2,126

	(1,458)	1,200	2,099

Total income tax expense (benefit)	€2,080	€2,972	€4,749

The following is a reconciliation of the effective tax rate:

	Year Ended December 31,
	2006	2005	2004
Income before taxes	€23,988	€17,711	€14,240

Domestic federal statutory tax rate	35%	35%	35%
	€8,396	€6,198	€4,984
Stock compensation plans	669	495	790
Dividends received from subsidiaries	3,078	—	403
Changes in valuation allowances	—	(564)	1,788
R&D tax credit	(4,909)	(2,562)	(1,994)
Business combinations	(3,046)	(1,303)	(841)
Reduction of the domestic federal statutory tax rate	(657)	—	—
Tax deductions and effect on different tax rates on foreign subsidiaries	(1,451)	708	(381)

Tax Expense/ (Benefit)	€2,080	€2,972	€4,749

During the fourth quarter of 2006, a tax reform was carried out in Spain by virtue of laws 35/2006 (introducing a new Personal Income Tax) and 36/2006 (introducing measures in order to avoid tax fraud). With respect to corporate income tax rates, Law 35/2006 has reduced the 35% general corporate income tax rate available until December 31, 2006, to 32.5% for the year 2007, and 30% for year 2008 onwards. The effect of this change has been reflected in the consolidated statement of operations for the year ended December 31, 2006, as deferred tax assets and liabilities should be measured in each jurisdiction at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted by the balance sheet date.
Detail of income and other taxes payable as of December 31, 2006 and 2005 are as follows:

	As of December, 31
	2006	2005
Income tax payable	€2,665	€4,994
Other taxes payable	24,236	12,841

	€26,901	€17,835

Other taxes payable include mainly value-added tax (VAT), payroll withholdings on account and social security. Additionally, “Other taxes receivable” include mainly value-added tax (VAT).
At December 31, 2004, the Company recognized a valuation allowance against some of its deferred tax assets from tax loss carry-forwards and research and development tax credits related to some of its subsidiaries, mainly Sainsel, because it considered, based on the evidence available on such date, that it was more likely than not that such assets would not be realized. At December 31, 2005, the Company reassessed the recoverability of such assets and considered that it was more likely than not that a portion of them will be recoverable, based on existing contracts and future business plans of its subsidies. As such, part of the valuation allowance was reversed during the year ended December 31, 2005. At December 31, 2006, a valuation allowance was no longer applicable as the subsidiary giving rise to the deferred tax asset was sold.
Up to December 31, 2006, the domestic federal statutory tax rate was 35.0%. This rate has been reduced to 32.5% for the year 2007 and 30.0% for the year 2008 and thereafter. At December 31, 2006, the Company adjusted its deferred taxes to the new rates.
Significant components of the Company’s net deferred tax assets/(liabilities) are as follows:

	As of December 31,
	2006			2005
	Short Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax assets:
Capitalized research and development	€2,770	€12,401	€15,171	€4,355	€8,937	€13,292
Net operating tax loss carry-forwards	407	1,140	1,547	1,095	2,068	3,163
Derivative contracts and other assets	515	1,413	1,928	593	4,665	5,258
Deferred tax allowances	—	—	—	—	(1,224)	(1,224)

	€3,692	€14,954	€18,646	€6,043	€14,446	€20,489

	2006			2005
	Short Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax liabilities:
Revenue recognition percentage of completion	€4,629	€—	€4,629	€3,119	€—	€3,119
Derivatives	660	—	660	201	53	254
Intangible assets	—	6,198	6,198	—	—	—
Other liabilities	58	78	136	(238)	620	382

	€5,347	€6,276	€11,623	€3,082	€673	€3,755

Net deferred tax recognized	€(1,655)	€8,678	€7,023	€2,961	€13,773	€16,734

Gross Spanish and foreign tax attribute carry-forwards as of December 31, 2006 amount approximately to € 4,839. If the net operating losses are not utilized, carry-forwards will expire 15 years after their effective generation date.
Expiry dates of future tax loss carry-forwards are as follows:

Year Ending
December 31,
2015	€311
2016	2,238
2017	1,913
2018	—
2019	377
2020	—

€4,839

20. Share Capital
The following table shows increases in share capital of the Company since incorporation. Share capital amounts are shown in actual amounts rather than thousands of Euros:

		Number	Cumulative	Cumulative
Event	Date	of shares	Balance	Share Capital
	(In actual amount)
	December 31, 2003		100,000	€ 60,101,000.00
Split (200 for 1)	April 15, 2004	—	20,000,000	€ 60,101,000.00
Increase in capital	October 21, 2004	8,700,000	28,700,000	€ 86,244,935.00
Increase in capital	November 19, 2004	547,100	29,247,100	€ 87,888,997.86
	Balance as of December 31, 2004, 2005 and 2006		29,247,100	€ 87,888,997.86

In each transaction involving an increase in share capital, the new shares have the same rights and obligations as those previously in circulation.
Effective April 15, 2004, the shareholders approved a 200 for 1 split of ordinary shares, resulting in an increase in the number of shares from 100,000 to 20,000,000. The nominal value of the shares decreased accordingly from € 601.01 to € 3.005.
On October 21, 2004 the number of shares were increased by 8,700,000, with an offering price of U.S. $9, in relation to the Company’s initial public offering. On November 19, 2004, there was an additional increase in the number of shares of 547,100, with the same offering price of U.S. $9, due to the underwriters’ partial exercise of the over-allotment option.
The proceeds from the above described increases of capital amounted to € 60,518, net of related expenses.
21. Stock Compensation Plan
Formula-based stock compensation plan
Under a plan established by Abengoa, certain of the Company’s employees, including members of its management team, entered into agreements with the Company’s principal shareholders to buy ordinary shares in the Company. The shares purchased were already issued and outstanding on the date of sale. All shares were sold at a pre-split price of € 601.01 (€ 3.005 post-split), which is also the weighted-average purchase price of the shares. This par value represented a discount to fair value. The shares sold under the stock purchase plan contained certain performance and vesting features. The vesting period is 15% of the shares after three years, or upon completion of an initial public offering whichever occurred first, and the remaining 85% after five years for certain employees. For other employees, a portion of the shares sold have a vesting period of 15% after three years, or upon completion of an initial public offering whichever occurred first, 35% after five years, and the remaining 50% after seven years. The performance feature within the arrangement contains a clause whereby the seller can call portions of the shares sold if the performance criteria are not met. The performance criteria are tied to the achievement of cumulative and individual annual budgets in the first three years of the plan. In the absence of a listing of Telvent, the plan participants could sell the shares back to the seller based on a formula value, which was based on the unconsolidated results of operations of Telvent. The formula was subsequently changed to a fixed amount plus an interest return. When Telvent listed, the above repurchase feature expired.
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
The total number of shares purchased during the year ended December 31, 2004 is below. No additional shares have been purchased during the years ended December 31,2005 and 2006. The Company does not plan to sell any further shares under this plan. No shares were forfeited during any of the years.

	Before Share Split	After Share Split
	(number of shares)
Shares outstanding at December 31, 2003	7,495	1,499,000
Purchased	700	140,000

Shares outstanding at December 31, 2004, 2005 and 2006	8,195	1,639,000

The shares were accounted for as a formula value stock plan in accordance with paragraphs 97 and 98 of EITF 00-23, with compensation expense being calculated as the difference between the purchase value (which was par value) and the formula value. Compensation expense for shares that were purchased after January 1, 2003, was calculated based on the midpoint of the expected IPO price range less a discount of 15%.
As of October 2004, the Company successfully listed its shares on the NASDAQ, as such, the put feature within the stock plan expired. The variable nature of the plans reverted to a fixed plan, apart from where performance conditions still had to be met by the employees, for which these plans continued to be variable after the date of the IPO. For the plans which are fixed plans after the date of the IPO the remaining deferred compensation was expensed over the vesting period. For plans which continue to be variable, the deferred compensation cost and resulting compensation expense has been adjusted to the market value of the shares as of December 31, 2005 and 2004. As a result of the adoption of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), on January 1, 2006, the Company designated its formula-based stock purchase plan as an equity award plan and has started to record as an expense the fair value of the shares purchased by employees under the plan. As the shares sold under the incentive plan consist of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by SFAS 123. The Company has chosen the modified prospective application transition method allowed by SFAS 123R.
Total compensation cost recorded under this plan was € 1,640, € 1,413 and € 2,258 for the years ended December 31, 2006, 2005 and 2004, respectively.
Parent Company Stock Purchase Plan
On February 2, 2006, Abengoa implemented a Share Acquisition Plan (the “Plan”) on Abengoa S.A.’s shares for members of the senior management of Abengoa subsidiaries, including 15 members of Telvent and its subsidiaries. The implementation of the Plan was approved by the Board of Directors of Abengoa on January 23, 2006. The duration of the Plan is five complete financial years (2006 — 2010) plus six months (until June 30, 2011). The Plan is based on the annual accomplishment by the participant of annual management objectives set for the participant by the management of the company with which the participant is employed. If the annual objectives are not met by the participant, the bank may sell a percentage of the Shares as follows:

2006 — 30%
2007 — 30%
2008 — 15%
2009 — 15%
2010 — 10%
Under the Plan, Abengoa has a repurchase option under which Abengoa can purchase the Shares from the participant on the occurrence of certain events, such as death, disability or retirement of the participant or termination of the employment of the participant with the Abengoa Group Company.
The Company has applied SFAS 123R to account for this share acquisition plan. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan has been performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting). The acquisition cost for all participants was the average acquisition price plus associated costs for all of the shares purchased under the Plan for all participants. The fair value of the 516,100 shares granted, amounting to € 1,621 (€ 2.87 per share), less estimated forfeitures of 12,600 shares, is measured at the grant date and remains fixed unless and until the award is modified. The assumptions used in the valuation of the shares granted, performed as a theoretical valuation of an European call option on Abengoa ordinary shares as of January 23, 2006, were as follows: Abengoa spot price — € 14.15;strike price — € 26.1; Maturity — July 1, 2011; Volatility — 40%. Compensation cost recorded on this plan for the period ended December 31, 2006 amounted to € 271.
22. Related Party Transactions
During the normal course of business, the Company has conducted operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions were completed at market rates.
Services Agreement
The Company and certain subsidiaries have entered into a contractual arrangement with Abengoa from which the Company receives certain administrative services. Such services include finance management, centralized asset management, legal advice, institutional support with international multilateral financing organizations, institutional commercial assistance, support in providing official global ratings, auditing and consolidation, tax advisory services, negotiation and optimization of global corporate insurance policies, provision of guarantees and endorsements, services including internal communication, corporate image and institutional relations, human resource services and other specific support services upon request. Total amounts paid to Abengoa under the services agreement were € 4,107, € 3,358, and € 3,740 for the years ended December 31, 2006, 2005 and 2004, respectively.
The allocation of such expenses is based on anticipated annual sales. The allocation method is considered reasonable and properly reflects Telvent’s cost of doing business, as corporate expenses incurred are allocated based upon Telvent’s projected sales as a proportion of Abengoa’s total projected sales.
Bilateral Credit Arrangement
On April 20, 2004, the Company established a bilateral credit arrangement with Abengoa which replaced any prior credit arrangements. Under this new arrangement, the Company and Abengoa may borrow funds from or lend funds to each other, from time to time upon not less than twenty-four hours’ notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either the Company or Abengoa may elect not to make loans to the other. This arrangement had an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party.
The average monthly balance of amounts (due to) or due from Abengoa affiliates was € (19,497) and € (4,260) in 2006 and 2005, respectively. At each year-end, the creditor has the right to demand, or to give notice of its intention to demand repayment.
Details of transactions with group companies and related parties for the years ended December 31, 2006, 2005 and 2004 is provided on the face of the consolidated statements of operations.

Details of balances with group companies and related parties as of December 31, 2006 and 2005 are as follows:

	As of December 31,
Due from related parties	2006	2005
Trade receivables	€24,511	€17,450
Credit line receivable	23,447	27,999

	€47,958	€45,449

	As of December 31,
Due to related parties	2006	2005
Trade payables	€18,442	€5,858
Credit line payable	5,070	5,288

	€23,512	€11,146

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
•	Energy comprises three primary areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as urban and inter-urban (ITS) traffic management systems, including incident detection, intersection control, city access management systems, security and enforcement systems, and electronic toll collection systems.

•	Transport focuses on fare collection and centralized traffic control systems for railways and other public transportation systems, such as light trains, buses and trams systems, telecontrol systems for railway infrastructures, and access control and payment systems for parking.

•	Environment provides water and wastewater management applications, as well as meteorological information system services and solutions.

•	Other includes healthcare, public administration and managed services.

	Year Ended December 31, 2006
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€217,167	€156,478	€43,942	€43,473	€42,784	€503,844
Cost of revenues	(166,276)	(128,480)	(34,714)	(34,041)	(29,708)	(393,219)

Gross profit	€50,891	€27,998	€9,228	€9,432	€13,076	€110,625

Operating expenses						(79,607)
Other expenses, net						(7,030)

Income before income taxes						€23,988

	Year Ended December 31, 2005
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€177,620	€124,574	€29,169	€36,021	€34,985	€402,369
Cost of revenues	(141,614)	(104,286)	(23,119)	(27,616)	(23,077)	(319,712)

Gross profit	€36,006	€20,288	€6,050	€8,405	€11,908	€82,657

Operating Expenses						(61,514)
Other Expenses, net						(3,432)

Income before Income taxes						€17,711

	Year Ended December 31, 2004
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€123,469	€114,468	€20,053	€27,933	€26,648	€312,571
Cost of revenues	(97,172)	(94,651)	(15,916)	(21,077)	(16,762)	(245,578)

Gross profit	€26,297	€19,817	€4,137	€6,856	€9,886	€66,993

Operating Expenses						(50,528)
Other Expenses, net						(2,225)

Income before Income taxes						€14,240

The majority of the joint ventures’ net revenues (83%) that the Company consolidates due to FIN 46-R are included in the Company’s Traffic segment.
Assets by segment
The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
Segment assets of the Company are as follows:

	As of December 31, 2006
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€187,018	€127,866	€28,928	€26,955	€72,585	€443,352
Unallocated assets						112,279

Total assets						€555,631

	As of December 31, 2005
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€129,042	€62,060	€14,531	€28,380	€62,957	€296,970
Unallocated assets						138,372

Total assets						€435,342

Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
For the years ended December 31, 2006, 2005 and 2004, sales outside of Spain comprised 52%, 52% and 55% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	As of December 31,
	2006	2005	2004
Europe	€294,229	€216,653	€182,760
Latin America	89,757	68,583	60,461
North America	78,360	58,843	39,767
Asia-Pacific	19,065	31,905	17,805
Middle-East and Africa	22,433	26,385	11,778

	€503,844	€402,369	€312,571

The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of December 31,
	2006	2005
Portugal	€4,867	€5,194
North America	1,009	1,482
Latin America	431	336
China	2,043	1,155
Other	171	173

	€8,521	€8,340

24. Subsequent Events
On March 22, 2007, the Nomination and Compensation Committee of the Telvent Board of Directors and the Telvent Board of Directors approved a variable compensation plan (“the Plan”) for members of the senior management of Telvent and its subsidiaries. The participants in the Plan include currently 30 members of the senior management of Telvent and various subsidiaries, including business unit managers, senior project managers, technical and research and development managers and corporate services officers and managers (the “ Participants”). The Plan is based on the accomplishment of objectives based on the Strategic Plan of Telvent in effect as of December 31, 2006. The duration of the Plan is five complete fiscal years (2007 - 2011) commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur not later than June 30, 2012 after the verification of the fulfillment of the objectives.
The Plan provides for extraordinary, variable compensation to the Participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each Participant. The total amount available for distribution under this Plan is € 10,280. The compensation only vests and becomes payable after the end of the 5th year of the Plan.