Form 20-F
period 2007-12-31
TELVENT GIT S A
filed 2008-03-10
CIK 1257803

As filed with the Securities and Exchange Commission on March 10, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
Valgrande, 6
28108, Alcobendas, Madrid, Spain
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares, € 3.00505 par value per share	Nasdaq Global Select Market
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
     Ordinary shares, € 3.00505 par value per share: 29,247,100 (as of December 31, 2007)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a Non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act.(Check One):
Large accelerated ☐      Accelerated filer ☑      Non-accelerated filer. ☐
If this is an annual report, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Page
INTRODUCTION	1
PART I	3
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	3
ITEM 4. INFORMATION ON THE COMPANY	15
ITEM 4A. UNRESOLVED STAFF COMMENTS	39
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	72
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	81
ITEM 8. FINANCIAL INFORMATION	84
ITEM 9. THE OFFER AND LISTING	87
ITEM 10. ADDITIONAL INFORMATION	88
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	107
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	109
PART II	110
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	110
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	110
ITEM 15. CONTROLS AND PROCEDURES	111
ITEM 15T. CONTROLS AND PROCEDURES	112
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	112
ITEM 16B. CODE OF ETHICS	112
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	113
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	114
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	114
PART III	115
ITEM 17. FINANCIAL STATEMENTS	115
ITEM 18. FINANCIAL STATEMENTS	115
ITEM 19. EXHIBITS	115
SIGNATURES	118
EX-4.48
EX-4.49
EX-4.50
EX-4.51
EX-4.52
EX-4.53
EX-4.54
EX-4.55
EX-4.56
EX-4.57
EX-4.58
EX-4.59
EX-4.60
EX-4.61
EX-4.62
EX-4.64
EX-12.1
EX-12.2
EX-12.3
EX-13.1
EX-13.2
EX-13.3

INTRODUCTION
Presentation
     We have prepared the audited consolidated financial statements included in this annual report (the “Consolidated Financial Statements”) in accordance with accounting principles generally accepted in the United States of America, which we refer to as U.S. GAAP.
References
     Unless otherwise indicated,
(1)	the terms “we”, “us”, “our Company”, “the Company” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires;

(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

(3)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

(4)	“Almos” refers to Telvent Australia Pty. Ltd. (formerly Almos Systems, Pty Ltd.) (Australia) and Telvent Netherlands B.V (formerly Almos Systems B.V.) (Netherlands), which we acquired on July 5, 2005;

(5)	“Beijing Blue Shield” or “Telvent Blueshield” refers to Beijing Blue Shield High & New Tech. Co, Ltd., which we acquired on April 26, 2006;

(6)	“Caseta” refers to Caseta Technologies Inc., which we acquired on April 27, 2007;

(7)	“ICX” refers to ICX Sistemas S.A., which we acquired on May 21, 2004;

(8)	“Latin America” includes Mexico;

(9)	“Maexbic” refers to Maexbic, S.A., which we acquired on November 13, 2006;

(10)	“Matchmind” refers to Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., which we acquired effective October 1, 2007;

(11)	“NMS Division of Metso” refers to Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions Inc., which we acquired on January 31, 2003 and were renamed Telvent Canada Ltd. (“Telvent Canada”) and Telvent USA Inc. (“Telvent USA”) respectively;

(12)	“North America” refers to the United States and Canada;

(13)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;

(14)	“shares” and “ordinary shares” refer to our ordinary shares;

(15)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;

(16)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd. ;

(17)	“Telvent Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006;

(18)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A.;

(19)	“Telvent Miner & Miner” refers to our subsidiary Telvent Miner & Miner Inc. (former known as Miner and Miner, Consulting Engineers, Inc.) in which we acquired a 70% interest on December, 10, 2004 and the remaining 30% on February 22, 2006;

(20)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A.;

(21)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America Inc.;

(22)	“Telvent USA” refers to our subsidiary Telvent USA, Inc.;

(23)	“WBU-Xwave” refers to the western business unit of Xwave Solutions Inc., which we acquired on July 31, 2004;

(24)	all references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union.
Initial Public Offering
     We undertook an initial public offering of our shares pursuant to a Registration Statement on Form F-1 dated October 21, 2004 (our “Registration Statement” and our “initial public offering” or “IPO”). Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “TLVT”; they are not listed on any other exchange or otherwise quoted for trading in Spain.

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
     The selected consolidated statement of operations data for fiscal years 2007, 2006, 2005, 2004 and 2003 and the consolidated balance sheet data as of December 31, 2007, 2006, 2005, 2004 and 2003 are derived from our audited consolidated financial statements and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements were prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below in conjunction with the “Operating and Financial Review and Prospects” section included elsewhere in this annual report.

	Year Ended December 31,
	2007(1) (2)	2007(2)	2006(2)	2005(2)	2004(2)	2003(2)
	(In thousands, except per share data)
Consolidated Statement of Operations:
Revenues(3)	$911,690	€624,317	€503,844	€402,369	€312,571	€257,732
Cost of revenues(3)	709,139	485,612	393,219	319,712	245,578	202,149

Gross profit	202,551	138,705	110,625	82,657	66,993	55,583

General and administrative	78,710	53,900	39,850	25,286	21,446	18,807
Sales and marketing	19,959	13,668	13,730	13,023	10,118	9,091
Research and development	27,901	19,106	16,465	14,980	11,060	11,278
Depreciation and amortization	15,513	10,623	9,562	8,225	7,904	5,943
Impairment charges(4)	—	—	—	—	—	1,589

Total operating expenses	142,083	97,297	79,607	61,514	50,528	46,708

Income from operations	60,468	41,408	31,018	21,143	16,465	8,875
Financial income (expense), net	(14,431)	(9,882)	(6,643)	(3,432)	(2,313)	(4,381)
Income from companies carried under the equity method	473	324	—	—	—	—
Other income (expense), net	(2,957)	(2,025)	(387)	—	88	(665)

Total other income (expense)	(16,915)	(11,583)	(7,030)	(3,432)	(2,225)	(5,046)

Income before income taxes	43,553	29,825	23,988	17,711	14,240	3,829
Income tax expense (benefit)	6,834	4,680	2,080	2,972	4,749	(809)

Net income before minority interest	36,719	25,145	21,908	14,739	9,491	4,638
Net loss (profit) attributable to minority interest	(391)	(268)	(70)	(373)	654	(124)

Net income	$36,328	€24,877	€21,838	€14,366	€10,145	€4,514

Dividends per share(5)	$0.44	€0.30	€—	€—	€—	€0.31
Basic and diluted net income per share(6)	$1.24	€0.85	€0.75	€0.49	€0.47	€0.23
Weighted average number of shares outstanding(6)	29,247	29,247	29,247	29,247	21,776	20,000

	As of December 31,
	2007(1)	2007	2006	2005	2004	2003
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$107,704	€73,755	€69,232	€80,010	€80,515	€27,735
Restricted cash(7)	12,544	8,590	8,045	3,183	8,028	—
Total assets	983,540	673,519	555,631	435,342	368,460	316,504
Net related-party credit line receivable (payable) balance(8)	32,477	22,240	18,377	22,711	20,792	(6,740)
Short-term debt	93,456	63,998	32,295	23,958	18,748	24,186
Common Stock	128,344	87,889	87,889	87,889	87,889	60,101
Long-term debt(9)	22,953	15,718	16,702	23,825	26,083	34,617
Shareholders’ equity	277,632	190,120	176,721	157,997	135,971	60,333

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the December 31, 2007 noon buying rate of U.S. $1.4603 to € 1.00.

(2)	Financial results for the year ended December 31, 2003 include eleven months of results of operations of Telvent Canada and Telvent USA. Financial results for the year ended December 31, 2004 include approximately seven, five and one months of results of operations of ICX, WBU–Xwave and Telvent Miner & Miner, respectively. Financial results for the year ended December 31, 2005 include six months of results of operations of Almos. Financial results for the year ended December 31, 2006 include approximately eight, six and two months of results of operations of Beijing Blue Shield, Farradyne and Maexbic, respectively. Financial results for the year ended December 31, 2007 include eight and three months of results of operations of Caseta and Matchmind, respectively.

(3)	During 2003, we implemented the requirements of FIN 46-R, “Consolidation of Variable Interest Entities” for those variable interest entities that had been created after January 31, 2003. As a result of this implementation, we recorded additional revenues and cost of revenues relating to other venture partners of € 3.7 million for the year ended December 31, 2003. As of January 1, 2004, we extended the implementation of FIN 46-R to those variable interest entities that had been created prior to February 1, 2003 and to those remaining joint ventures created after January 1, 2004. The effect of this implementation was to consolidate certain entities managed under joint venture agreements for 2007, 2006, 2005 and 2004. The effect of this consolidation for the years ended December 31, 2007, 2006 and 2005, resulted in additional revenues of € 29.5 million, € 40.9 million and € 31.7 million respectively, relating to other venture partners and additional cost of revenues of € 29.4 million, € 40.8 million and € 31.5 million respectively, relating to other venture partners. The financial statements of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

(4)	Impairment charges in 2003 relate to some of our minority investments. We sold these investments in August 2004.

(5)	Prior to our IPO, as a subsidiary of Abengoa, we distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. In addition, on June 20, 2007, we paid a dividend on Telvent’s common stock in the amount of € 0.30 per share to shareholders of record on June 8, 2007. See “Item 8.A. Consolidated Statements and other Financial Information – Other Financial Information Dividends”.

(6)	Assumes that our 200 to 1 stock split occurred as of the beginning of each period presented. For purposes of the earnings per share (“EPS”) calculation, we used 20,000,000 weighted average number of shares outstanding for the year ended December 31, 2003, 21,775,752 for the year ended December 31, 2004, and 29,247,100 for the years ended December 31, 2007, 2006 and 2005. The increase in the weighted average number of shares outstanding in 2004 and 2005 was due to the capital increase from our IPO and from the underwriter’s partial exercise of their overallotment option.

(7)	Restricted cash at December 31, 2002 consisted of the cash collateral account we maintained to provide credit support in connection with a guarantee relating to a minority investment. The collateral account was no longer required as of July 2003. At December 31, 2007, 2006, 2005 and 2004, there were deposits amounting to € 8,590, € 8,045, € 3,183 and € 8,028 respectively, which constituted a counter-guarantee of certain obligations we assumed during the normal course of business. These deposits are restricted for use until the cash is received by the third-party which thereby releases the Company’s obligation.

(8)	Net related-party credit line receivable (payable) balance consists of the net amount of our loans to Abengoa and our borrowings from Abengoa. See “Item 7.B. Related-Party Transactions” and Note 23 “Related Party Transactions” to our Consolidated Financial Statements.

(9)	Long-term debt consists of long-term debt plus the current portion of long-term debt as presented in the consolidated balance sheet.
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

	U.S. Dollars per Euro		Euros per U.S. Dollar
	Rate at		Rate at
Year Ended December 31,	Period End	Average	Period End	Average
2003	$1.2597	$1.1321	€0.7938	€0.8833
2004	1.3538	1.2438	0.7387	0.7459
2005	1.1842	1.2448	0.8445	0.8033
2006	1.3197	1.2563	0.7577	0.7960
2007	1.4607	1.3705	0.6846	0.7297

     For the six full months preceding the date of this annual report, the high and low exchange rates were as follows:

	U.S. Dollars per Euro		Euros per U.S. Dollar
Month	High	Low	High	Low
September 2007	1.4219	1.3606	0.7350	0.7033
October 2007	1.4468	1.4092	0.7096	0.6912
November 2007	1.4862	1.4435	0.6928	0.6729
December 2007	1.4759	1.4344	0.6972	0.6776
January 2008	1.4877	1.4574	0.6862	0.6722
February 2008	1.4851	1.4495	0.6899	0.6734
     On March 3, 2008, the most recent practicable date for this purpose, the exchange rate for the conversion of U.S. Dollars into Euros was 1.5195 and the exchange rate for the conversion of Euros into U.S. Dollars was 0.6581.
     Unless otherwise noted or the context otherwise requires, all convenience translations from Euros to U.S. Dollars and from U.S. Dollars to Euros in this annual report were made at a rate of U.S. $1.4603 to € 1.00 and U.S. $1.00 to € 0.6848, respectively, both calculated using the noon buying rate in effect as of December 31, 2007. We make no representation that any Euro or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.
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
     Demand for information technology services is dependent on customers’ operations, budgets and overall financial condition. Therefore, demand for our services is highly sensitive to changes in general economic conditions and consolidation among our target customers in our core sectors. In particular, we are sensitive to economic conditions in our Energy and Transportation segments, which constituted 76% of our 2007 revenues. Generalized or localized downturns or inflationary pressures in our key geographical areas could also have an adverse effect on our business and financial condition. This is particularly true in Europe, where 61.9% of our revenues were generated during 2007 and in North America where 17.7% of our revenues were generated. As much of our business activity is highly concentrated in Spain, our business and financial condition is largely dependent upon economic conditions in Spain. In addition, if worldwide adverse economic conditions continue or worsen, our expected growth will be adversely affected.

We are particularly sensitive to risks relating to the uncertainties inherent in government and state-owned company contracts, especially in Europe.
     A substantial percentage of our revenue derives from services we provide as a contractor or subcontractor on various projects with governmental entities, including state-owned companies. In 2007, 30.4% of our revenues were derived from services we provided to governmental entities. Although a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, governments normally reconsider the funding of these projects on an annual (or more frequent) basis, particularly in the U.S. Generally, these governmental entities may change the scope of, terminate or delay these projects at their convenience. The termination of, or a major reduction in the scope of, a major government project could have a material adverse effect on our results of operations and financial condition. In addition, adverse economic changes or slowdowns, changes in government, or political instability in any of the countries and regions in which we operate, particularly in the U.S., Spain, Latin America, Asia-Pacific, the Middle-East and Africa, can impact government expenditures on infrastructure projects and, accordingly, could have a material adverse effect on our ability to achieve growth in those geographic areas.
We may not be able to manage effectively our expanding operations or integrate our acquired businesses successfully, which may impede our growth or negatively impact our performance.
     We grew significantly in 2006 and 2007, and we intend to continue to use the proceeds from our initial public offering to fund further acquisitions. Such growth has placed and will place a significant strain on our managerial and operational resources. To accommodate our growth and future acquisitions, and fulfill our obligations as a U.S. reporting company, we must implement new or upgraded operating and financial systems, procedures and controls throughout many different locations, including processes to address internal controls, trade barriers, foreign corrupt practices and receivables collection. The success of any acquisitions we make will also depend on our ability to integrate personnel and acquired assets. These efforts may not be successful. This risk is heightened because we envision making further acquisitions outside of Spain, even though much of our management and central operations are based in Spain. Our failure to expand and integrate these systems and procedures efficiently could cause our expenses to grow and our revenues to decline or grow more slowly than expected. Our inability to successfully integrate any businesses we acquired would cause us not to realize the degree or timing of benefits we expected and would impair our ability to achieve our growth strategy.
We may incur financial risk in connection with “Build-Operate-Transfer” programs.
     “Build-Operate-Transfer” or “B-O-T” projects represent one method of financing a real-time process outsourcing program. A typical component of these “B-O-T” programs is a requirement to fund a portion of the equity investment required to construct the project in exchange for the right to operate a portion of the project (such as a toll system) for a fee over the life of the project. This exposes us to the risks inherent in an equity investment in a technological project, including the risks of integration delays and cost overruns, and could require us to incur indebtedness or obtain financing in order for us to be able to fund our required equity investment, which could increase our leverage and adversely affect our financial condition and results of operations. We have not yet made an equity investment in a “B-O-T” project. We anticipate that we will invest some of the proceeds that we received from our IPO in “B-O-T” projects. In August 2007, we were awarded a nine-year concession contract for the design, implementation, operation and maintenance of a traffic control project in Panama City, under which we will borrow U.S. $12.3 to finance the project. Further details are contained in Item 5.B Credit Arrangements and Loan Facilities.
We may not be able to successfully extend sales of our solutions into other geographic areas, which may impede our growth.
     Part of our growth strategy is predicated on extending sales in our segments to all of the geographic areas in which we currently operate. There are unique challenges in each geographic location in which we operate, and extending the geographical reach of our segments may be more difficult than we anticipate. In addition, in certain of our segments (particularly Transportation), customers are local in nature and thus to extend our segments into new geographic areas we will need to develop relationships with new customers. To the extent that we are unable to do so, we may not be able to implement our growth strategy.

We may need additional capital, which, if obtained, could cause us to take steps that could dilute the value of our shareholders’ investments, increase our indebtedness, or both.
     Our credit arrangements with Abengoa are one of our primary sources of borrowed capital for our working capital or other needs and permits us to request to borrow up to € 80.4 million for a period not to exceed one year. Abengoa may, at its option, elect not to lend us funds under this arrangement. In addition, Abengoa currently provides us with credit support in connection with some of our performance bonds and some of our lending arrangements and also periodically guarantees our lines of credit and our trade letters of credit with respect to some of our projects. Any refusal or inability of Abengoa to provide us with funding under the credit arrangement or to provide us with guarantees or credit support, because of financial constraints on Abengoa or otherwise, could significantly curtail our ability to access short-term capital and could have a material adverse effect on us. We may require additional cash resources due to changed business conditions or other future developments, including any joint ventures investments or acquisitions we may decide to pursue. If the resources available to us are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit arrangements. The sale of additional equity securities could result in a dilutive effect to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. In addition, we cannot be certain that any additional financing will be available in amounts or on terms acceptable to us, if at all.
Our ability to obtain new financing to fund working capital, capital expenditures, acquisitions and other needs depends on many factors beyond our control.
     It is possible that as a result of circumstances outside of our control, such as recessions in the key countries or markets in which we do business or instability in the financial markets, such as rapid changes in exchange rates, we may require new external financing in order to fund all of our operating, capital expenditure and investment requirements. Our ability to arrange for financing and the cost of such financing will be dependent on numerous factors outside of our control, including:

•	general economic and capital market conditions, including exchange rates;

•	the availability of credit from banks or other lenders;

•	investor confidence in us;

•	investor views about the information technology business and the key countries in which we do business; and

•	provisions of tax and securities laws that may be applicable to our efforts to raise capital.
We may not be able to implement appropriate hedging strategies to protect against future movements in currency rates between the Euro and the U.S. Dollar, which may adversely affect our results of operations.
     We are exposed to foreign exchange risk arising from various currency exposures. In 2007, approximately 68% of our revenues were recorded in Euros, approximately 15% of our revenues were recorded in U.S. Dollars and the remainder was recorded in other currencies. If we fail to adequately hedge any of our foreign currency risk, we could be exposed to adverse foreign exchange rate changes, which could have a material adverse effect on our results of operations and financial condition.
Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.
     In certain market sectors, we depend on alliances and value-added reseller relationships to generate sales and manage existing projects. We have an agreement with Echelon for the Smart Metering Management (“SMM”) market and with DMS Group for Energy Distribution Management Systems which is an important product in the electricity distribution part of our Energy segment. We also have an agreement with Larson & Tubro in India among others. In the U.S. and Canada, we have alliances with Environmental Systems Research Institute (“ESRI”), for geographic information systems, OSISoft for data warehousing solutions and Symantec for security related solutions. These agreements are for renewable one-year terms and are terminable upon notice. If these relationships are not successful or the agreements are not renewed under favorable terms, our business and growth in those countries could be negatively affected.
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
     Our revenues in the Asia-Pacific region during 2007 were € 25.1 million and the majority of this revenue was derived from our Chinese operations. As part of our growth strategy in this region, we expect our Chinese operations to grow over the next several years. However, growth estimates in China are particularly unpredictable and our sales in China are subject to significant volatility. Since the late 1970s, the Chinese government has been reforming the economic system in China. However, any Chinese government economic reform policies or measures may from time to time be modified or revised. Although the Chinese economy has grown significantly in the past decade, we cannot be certain that it will continue to grow at historical rates, if at all. In addition, China’s regulatory policies create additional administrative and operational burdens for us and increase our costs of doing business, and also make it more difficult for foreign companies to repatriate income from China. Any adverse changes in economic conditions in China, or changes in policies of the Chinese government or Chinese laws and regulations, could have a material adverse effect on the overall economic growth of China and investment in infrastructure and information technology. In addition, the funding for approximately half of our projects in China has come from third parties, such as the World Bank and the Spanish government. Changes in the willingness of such parties to provide funds for infrastructure projects, including for information technology services and solutions, would materially impact our ability to maintain or increase our current level of activity in China. These developments could adversely affect our businesses, lead to reduction in demand for our services, adversely affect our competitive position and limit our future growth.
We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business may be adversely affected.
     Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly Manuel Sánchez, José Ignacio del Barrio, Ana Plaza, Francisco Cáceres, Raúl Agüera, Bárbara Zubiría, Carmen Rodríguez, Larry Stack, José Montoya, David Jardine, José María Flores, Ignacio González, Javier Garoz, Dai Yue, Luis Rancé, Marcio Leonardo, Adolfo Borrero, Lidia García, Aránzazu Caja and Rafael Bago, and the success of our expansion efforts depends on significant management attention to integration and coordination. Any loss of services of any of our senior management may negatively affect our business. In addition, during periods in which demand for technically-skilled employees is great, we may experience significant employee turnover. These individuals are in high demand and we may not be able to attract or retain the staff we need, which could adversely affect our businesses.
We may not be able to compete effectively, which would harm our business.
     There are many companies that provide competing solutions in the segments and in the geographic areas in which we operate. In particular, we compete on our ability to provide innovative solutions to our customers. If we are unable to continue to develop innovative solutions for our customers at competitive prices, we will not be able to compete successfully. The competition we face is intense and we expect it to increase in the future.
     Increased competition could result in:
•	price reductions and lower revenues;

•	loss of customers;

•	lower than anticipated growth; and/or

•	loss of market share.

     In addition, our competitors may develop products and services solutions that are better than ours, that are more appealing to customers or that achieve greater market acceptance. We compete with large engineering and industrial firms and small sector-driven specialized firms on a geographic and customer basis, including General Electric, Honeywell, Affiliated Computer Services Inc., Indra Sistemas, S.A., Sice (Sociedad Ibérica de Construcciones Eléctricas, S.A.) and Transcore Inc. (a subsidiary of Roper Industries). Many of our competitors are larger than we are and have greater financial and marketing resources than we do. Many of our competitors have longer operating histories and greater name recognition than we do. Also, some of our competitors have established offshore operations in countries like India and China in order to reduce the costs of research and development and engineering services for projects. These advantages may allow our competitors to respond more quickly to new or emerging technologies, changes in customer requirements or acquisition opportunities than we can and to reduce their costs. It is also possible that new competitors may emerge and acquire significant market share. In addition, we often face significant competition from construction companies that also provide solutions similar to ours. To the extent these construction companies build an infrastructure project, they have an advantage relative to us in competing for the value-added information technology products and services solutions accompanying the infrastructure project.
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
     In addition, any acquisitions and joint ventures we pursue may result in numerous risks and uncertainties, including:
•	the risks associated with entering geographic or business markets in which we have no or only limited prior experience;

•	the diversion of management attention from our other business concerns;

•	the risk that an acquired business, joint venture or investment will not perform as expected or that it will expose us to unforeseen liabilities;

•	the risk that our due diligence reviews of the target business may fail to evaluate accurately the fair value of the assets and liabilities of the target business, which may lead to disputes with the sellers of the business and/or to record an impairment loss; and

•	the risk that we may not be able to implement our internal controls and procedures over financial reporting in the one-year time frame allowed by the Sarbanes-Oxley requirements.
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
     The markets for our products and services change rapidly because of changes in customer requirements, technological innovations, new product introductions, prices, industry standards and domestic and international economic factors. New products and technology may render existing information, technology, products and services or technology infrastructure obsolete, excessively costly or otherwise unmarketable. If we are unable to introduce and integrate new technologies into our services in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired. In addition, our strategy to increase our gross margins through increased sales of higher value added, advanced applications would be impaired.
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
     Approximately 49% of our workforce is located in Spain. With our acquisition of Matchmind the number of our employees located in Spain has increased significantly. Spanish law places significant limitations on, and imposes a number of procedural requirements for, a company’s ability to reduce its workforce through layoffs or otherwise. These provisions of Spanish law could make it more difficult, expensive and time-consuming for us to reduce our workforce at a time when we consider it in our best interest to do so. In addition, approximately 12% of our workforce is located in Latin America and approximately 11% is located in Canada, where there are more restrictive labor and employment laws regarding workforce reductions than are typical in the U.S.
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
     In 2004 and prior years, under a plan established by Abengoa, certain of our employees, including members of our management team, entered into stock purchase agreements with Abengoa for ordinary shares of Telvent. In addition, in 2006, members of our senior management participated in a stock purchase plan on Abengoa’s shares. In the future, we may adopt an equity-based compensation plan which may adversely affect our ordinary shares. Although we have no current plans to implement an equity-based compensation plan with respect to our ordinary shares for employees and senior management, we expect in the future to consider adopting some form of an equity-based incentive plan.

We bear increased costs as a result of becoming a publicly-traded company in the U.S.
     As a result of becoming a publicly-traded company in the U.S. in October 2004, our general and administrative costs have increased by a significant amount. This increase is the result of higher expenses associated with director and officer liability insurance, auditing, management oversight, regulatory requirements (including the need to make regulatory filings as well as establish and maintain internal controls and procedures), investor relations, and the establishment and maintenance of heightened corporate governance measures. In addition, we incur additional legal and accounting costs as a result of being a U.S. public company and reporting in accordance with U.S. GAAP. These increased costs and the time demands on management may have an adverse effect on our results of operations.
We have broad discretion in how to use the remaining net proceeds we received from our IPO and we may not apply such proceeds to uses with which all our shareholders agree.
     We have no specific allocation for the remaining net proceeds and our management retains the right to utilize the net proceeds as it determines. We cannot assure you that management will be able to use the remaining proceeds to effectively continue the growth of our business or that management will use these proceeds in a manner with which all our shareholders will agree.
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
     The concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers or other purchases of our ordinary shares. Therefore, this concentration of ownership may adversely affect our share price or the liquidity of our ordinary shares. Abengoa may choose to vote in a manner that is not consistent with the desires of the other owners of our ordinary shares or in a manner that the other owners of our ordinary shares do not consider to be in their best interest. In addition, as of December 31, 2007, approximately 56% of the shares of Abengoa were owned by its majority shareholder, Inversión Corporativa. Any significant change in Abengoa’s ownership structure could have a material effect on the manner in which Abengoa exercises its voting power. Because we are a “controlled company” as defined by the rules of the Nasdaq Global Select Market, Abengoa may choose to elect more directors to our board and may choose to appoint directors who are not independent of Abengoa or us to our board or committees of our board.

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
     Our contracts with Abengoa were negotiated between parties under common control. It is possible that we may have been able to obtain better terms from third parties, and that the terms we received under the contracts with Abengoa may increase our expenses and reduce our net income compared to the terms of contracts we might have obtained from third parties. The most important of these contracts are our credit arrangement and service agreements with Abengoa. Our credit arrangement with Abengoa is one of our primary sources of borrowings. In addition, we recognized revenues in 2007 of € 28.5 million from services that we and our subsidiaries provided to Abengoa, primarily for the provision of communications, IT and related services; and we recognized expenses of € 21.1 million related to services, supplies and leased facilities provided by Abengoa to us. We have not attempted to negotiate similar arrangements with unaffiliated parties and do not know whether third parties would enter into such arrangements with us on more or less favorable terms, if at all. Consequently, if these existing agreements were terminated for any reason, we cannot be certain that we would be able to enter into equally-favorable arrangements with third parties, if at all. Our inability to replace these arrangements on equally-favorable terms could reduce our net income, limit our available borrowings and adversely affect our ability to achieve our growth objectives.
Abengoa is not required to provide any security for funds we lend to it under our credit arrangement and any such loans will be treated as subordinated debt under Spanish law, which may limit our ability to be repaid and impair our financial condition in the event of Abengoa’s insolvency or bankruptcy.
     Under our credit arrangements with Abengoa, we may lend up to € 80.4 million at any one time to Abengoa for a period not to exceed one year. These arrangements are unsecured and may provide Abengoa with funds on a more favorable basis than otherwise available to it from third parties. We may not be repaid or receive the interest we have earned on those funds. Abengoa has significant other indebtedness currently outstanding, some or all of which may be secured or otherwise senior to us upon Abengoa’s insolvency or bankruptcy, which would also make it more difficult for us to be repaid upon any insolvency or bankruptcy. According to Spanish insolvency law, any loan between an insolvent or bankrupt company that forms part of a group and any of its affiliated companies will be considered to be a subordinated loan for the purposes of the bankruptcy or insolvency proceedings. As a result of that subordination, payment of that affiliate loan shall be subject to the prior payment by the insolvent or bankrupt company of its other indebtedness and trade payables that are not expressly subordinated by law. Accordingly, under Spanish law, any money we loan to Abengoa may be considered to be subordinated debt of Abengoa in the event of Abengoa’s insolvency or bankruptcy.

Risks Relating To The Public Market For Our Shares
There was no public market for our ordinary shares prior to our IPO, the market price of our ordinary shares is volatile, and our liquidity may be affected by our major shareholder.
     Prior to our IPO, there was no public market for our ordinary shares. We cannot be certain that an active trading market for our shares will continue, or that the market price of our shares will not fall below the initial public offering price. Between our IPO and March 3, 2008, the high and low prices for our shares were $30.31 and $6.50, respectively.
     Since Abengoa, our executive officers and certain former executive officers own, approximately 67.3% of our ordinary shares, a significant portion of our shares may not trade. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of the securities of information technology companies, and which may be unrelated to our operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a material decline in the prevailing market prices of our ordinary shares, and could prevent shareholders from recouping their investment in the ordinary shares or selling their ordinary shares at a profit.
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
     We are a corporation organized under the laws of the Kingdom of Spain. At this time, only one of our directors or executive officers is a resident of the U.S. As a result, even though we have appointed CT Corporation System as our agent for service of process, investors may not be able to effect service of process within the U.S. upon us or our directors or officers regarding matters arising under the U.S. securities laws, or to enforce judgments of U.S. courts based upon these laws.
     Our counsel has advised us that it is doubtful that a lawsuit based upon U.S. securities laws could be brought in an original action in Spain, and that it is doubtful that a foreign judgment based on the U.S. securities laws could be enforced in Spain. Our counsel has also advised us that the courts of Alcobendas, Madrid, Spain have exclusive jurisdiction for challenging corporate resolutions, while the general rules of jurisdiction and international treaties will apply to any other claims by shareholders against us.
Abengoa can effectively control the timing and amount of any dividends that we pay in the future.
     Our bylaws and Spanish law require shareholder approval in order for us to declare dividends. If we declare dividends in the future, we may not be able to pay them more frequently than annually due to certain provisions of Spanish law. Although we will declare any dividends in Euros as required under Spanish law, we intend to pay dividends in U.S. Dollars. Any holders of our ordinary shares outside of the U.S. may incur costs associated with receiving dividends in U.S. Dollars. Our ability to pay any dividends and the effect of any such dividends on our financial position will be affected by changes in exchange rates. The amount of the dividends we may pay will be based on a calculation of our net income in Euros in accordance with Spanish GAAP. Also, Abengoa, our indirect majority shareholder, is, subject to the requirements of Spanish corporate law, effectively in a position to control whether and when we declare any dividends.

The rights and responsibilities of our shareholders are governed by our bylaws and Spanish law and differ in some respects from the rights and responsibilities of shareholders under U.S. law. In particular, our shareholders do not have appraisal rights in the case of a merger or consolidation.
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
     Additionally, pursuant to our bylaws and the Spanish Corporation Law, shareholders have preemptive rights to subscribe for any new shares issued by us, including the ordinary shares. These preemptive rights may be voluntarily waived by our shareholders or may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Article 159 of the Spanish Corporation Law. Our ability to raise funds through the sale of ordinary shares in the future, our ability to use our ordinary shares to make acquisitions, and our ability to provide management with equity-based compensation, could be adversely affected by these preemptive rights.
Provisions of our bylaws and Spanish law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore prevent payment of any expected acquisition premium on the price of our shares.
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
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
     We were incorporated in the Kingdom of Spain as Telvent Desarrollos, S.A. on April 4, 2000, pursuant to the Spanish Corporation Law of 1989, as amended. At a general shareholders’ meeting held on January 19, 2001, we changed our name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, we changed our name to Telvent GIT, S.A., which remains our legal and commercial name. Our registered office is located at Valgrande, 6, Alcobendas, Madrid, Spain and we can be contacted at (34) 902-33-55-99 or (34) 917-14-70-02. Our agent in the U.S. is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
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
     Our holding company structure was completed on January 1, 2001, upon Abengoa’s contribution of the shares of Telvent Energía S.A., formerly known as Sociedad Anónima de Instalaciones de Control (“Sainco”) and its subsidiaries to us. We now operate our business principally through seventeen significant subsidiaries. (See a list of our significant subsidiaries under “Item 4.C. – Organizational Structure – Our Subsidiaries”).
     The principal events in our history have been:
•	1963: Incorporation of Sainco.

•	1974: Entry into Traffic business market.

•	1978: Entry into Environment business market.

•	1986: Entry into Transport business market.

•	1988: Start of our international expansion to Latin America with completion of Energy projects in Mexico.

•	1990: Award of first Traffic business projects in China.

•	1996: Start of our operations in Brazil.

•	2001: Initial sale by Abengoa of our ordinary shares to management.

•	2001: Disposition to Abengoa of Abentel Telecomunicaciones, S.A.

•	2002: Acquisition from Abengoa of Telvent Factory Holding AG, Telvent Housing, S.A. and Telvent Portugal S.A.

•	2002: Entry into the public administration and healthcare business market.

•	2003: Acquisitions of Telvent Canada and Telvent USA from Metso Corporation.

•	2003: Adoption of the Telvent brand name throughout our business operations.

•	2004: Acquisitions of ICX, WBU-Xwave and a majority (70%) interest in Telvent Miner & Miner.

•	2004: IPO and listing of our ordinary shares on the Nasdaq National Market.

•	2005: Acquisition of Almos. Start of our operations in Australia and the Netherlands.

•	2006: Acquisition of the remaining 30% of the shares of Telvent Miner & Miner not acquired by Telvent in 2004.

•	2006: Acquisition of a majority (80%) interest in Telvent Blueshield in China.

•	2006: Acquisition of the Farradyne traffic business in North America.

•	2006: Acquisition of Maexbic, a supplier of public transportation ticketing technology in Spain.

•	2007: Telvent shares upgraded to the Nasdaq Global Select Market.

•	2007: Acquisition of Caseta, a supplier of electronic toll collection systems in North America.

•	2007: Acquisition of a 58% interest in Matchmind.

•	2007: Acquisition of a 15% interest in S21 Sec.
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
Acquisition of Telvent Miner & Miner
     On December 10, 2004, we acquired a 70% equity stake in Miner & Miner, a company based in Fort Collins, Colorado, engaged in the development and implementation of geographical information systems software for utilities for a total purchase price of U.S. $8.2 million
(€ 6.2 million). Effective January 1, 2006, we acquired the remaining 30% of the shares of Miner & Miner not previously acquired on December 10, 2004 for a total purchase price of U.S. $6.8 million (€ 5.7 million) which was paid on February 22, 2006. (See “Item 5 — Operating and Financial Review and Prospects—Acquisitions” for more details about this acquisition).
Acquisition of Almos
     On July 6, 2005, we acquired 100% of the shares of Almos for a total purchase price of € 5.8 million, and a deferred, contingent and variable payment based on Almos meeting certain income targets over a period ending June 30, 2006. On April 12, 2006, we made an additional payment of € 0.4 million as part of a cash adjustment payment stipulated in the purchase agreement. On December 4, 2006, in accordance with the terms of the Share Purchase Agreements made with the sellers of the shares of Almos, we paid the contingent and variable “earn out” portion of the purchase price in the total amount of € 0.5 million. This payment was based on Almos meeting certain income targets over a period ending June 30, 2006. (See “Item 5. Operating and Financial Review and Prospects A. Operating Results — Acquisitions” for more details about this acquisition).
Acquisition of Beijing Blue Shield
     On April 26, 2006, our subsidiary, Telvent China, acquired 80% of the issued and outstanding shares of Beijing Blue Shield, a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The purchase price of this acquisition was Rmb 32 million (€ 3.2 million). As of December 31, 2006, we had paid 80% of the total amount or Rmb 25.6 million
(€ 2.3 million), in cash. A final payment in the amount of Rmb 6.4 million (€ 0.6 million) was paid on November 23, 2007. (See “Item 5. Operating and Financial Review and Prospects A. Operating Results — Acquisitions” for more details about this acquisition).
Acquisition of Farradyne
     On July 1, 2006, our subsidiary, Telvent Traffic, completed the acquisition of 100% of Telvent Farradyne together with the assets of the sellers used in Farradyne’s business, a leading provider of traffic information technology consulting and integration services in the U.S. The total purchase price for the Farradyne business was U.S. $39.4 million (€ 31.0 million). A portion of the purchase price was paid into escrow and will serve as security for the sellers’ obligations to Telvent under the purchase agreement. This acquisition was financed in part through a mix of use of proceeds from our IPO and a loan in the amount of U.S. $20 million (€ 15.2 million), under a credit agreement with LaSalle Bank National Association. (See “Item 5.Operating and Financial Review and Prospects A. Operating Results — Acquisitions” for more details about this acquisition).

Acquisition of Maexbic
     On November 13, 2006, our subsidiary, Telvent Trafico y Transporte, S.A., completed the acquisition of 100% of the shares of Maexbic, a supplier of public transportation ticketing technology in Spain, for a total purchase price consisting of a fixed cash payment on closing of
€ 1.9 million and deferred, contingent and variable payments of € 0.1 and € 0.2 million paid on March 29, 2007 and January 28, 2008, respectively. (See “Item 5. Operating and Financial Review and Prospects A. Operating Results-Acquisitions” for more details about this acquisition).
Acquisition of Caseta
     On April 27, 2007, our subsidiary, Telvent Traffic, acquired 100% of the shares of Caseta, a supplier of electronic toll collection systems in North America. The total purchase price for the acquisition includes: (a) U.S. $9 million (€ 6.9 million) paid on the closing; (b) contingent and variable earn-out payments which may become due to the sellers in each of the years 2008 and 2009, subject to Caseta meeting certain annual or accumulated income targets over the periods ending December 31, 2007 and 2008, and subject to a maximum aggregate amount of U.S. $4.4 million; (c) secondary earn-out payments subject to Caseta meeting certain bookings targets over the periods ended December 31, 2007, 2008, 2009 and 2010; and (d) a post-closing working capital adjustment payments of up to a maximum payment of U.S. $0.9 million. On September 14, 2007, Telvent Traffic made a post-closing working capital adjustment payment in the amount of $0.6 million. The calculation of the post-closing working capital adjustment payments was based in part on the amount of the closing date accounts receivable that are collected after the closing. If additional closing date accounts receivable are collected, additional adjustment payments will be made up the maximum aggregate amount for all post-closing working capital adjustment payments of U.S. $0.9 million. There is an overall limit of U.S. $20.7 million on the aggregate purchase price. Telvent is not required to make any future payments which would cause the aggregate purchase price to exceed that limit. This acquisition was financed in part through a loan in the amount of U.S. $5 million under a credit agreement with LaSalle Bank National Association and the balance from the proceeds from our IPO.
Acquisition of Matchmind
     Effective October 1, 2007, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind, a company that specializes in system integration, consulting services and information technology outsourcing, for € 23.6 million. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 45 million.
Acquisition of S21 Sec
     On November 23, 2007, our subsidiary, Telvent Outsourcing, acquired 10% of the shares of S21 Sec for a purchase price of € 3.7 million pursuant to a share purchase agreement dated October 10, 2007 between Telvent Outsourcing and Navarra de Gestion para la Administracion, S.A. (“NGA”) and an addendum dated November 8, 2007. Under this agreement, Telvent Outsourcing, will also acquire an additional 10% of the shares of S21 Sec on or before October 31, 2010, subject to completion of certain conditions. NGA’s obligation to sell the additional 10% of the shares of S21 Sec, is conditional upon Telvent and any company forming part of the Abengoa Group investing € 15 million in the territory of Navarra with their own resources in the strategic sectors described in the “Technological Plan III of Navarra” that creates at least 100 jobs in those sectors within the period ending October 31, 2010. Prior to this acquisition, Telvent Outsourcing, owned 5% of the shares of S21 Sec that was purchased from a related party in October, 2007, for a price of € 1.9 million.
     We are also devoting substantial resources to our research and development efforts, through which we have developed products and solutions for our targeted industrial sectors and infrastructure IT systems which apply across product lines including the following:
•	OASyS DNA (Dynamic Network of Applications), our main RealTime IT infrastructure product used in solutions in all our segments: electric and oil & gas business units and our environment and transportation segments;

•	Smart Grid Solutions Suite, an integrated solution for the electric industry covering Smart Network (RTUs, Substation Automation Systems), Smart Operations (SCADA, DMS, FMS, OMS and GIS) and Smart Metering (AMI, Meter Data Management, Meter Operations Management) in an open but highly integrated environment based in a Service Oriented Architecture.

•	the Cross Domain Platform Data Acquisition Subsystems that applies to electricity and oil & gas business units and our environment and transportation segments;

•	the next Generation Liquids Suite, an integrated oil & gas solution (gasCAT, floCAT, SCADA, Liquids Suite, Simulation & Modeling, Enterprise GIS, Pipeline integrity application integration, emergency measures and mobile crew dispatch);

•	environment solutions: Water Management Suite, Environmental Observation (SWS, AWOS, LLWAS, Sensors, ATIS), Road Weather Information Systems (RWIS);

•	the Hospital Information System (TiCares);

•	Homeland Security, such as border control and biometric id systems;

•	urban/interurban traffic/toll systems, including highway free-flow Open Road Tolling Systems (ORT); and

•	in Transportation, ticketing systems, Railway Control Traffic Centers, and advanced parking solutions.
     We made investments of € 19.1 million, € 16.5 million, and € 15.0 million in research and development in 2007, 2006 and 2005 respectively. Similarly, we incurred a total of € 2.9 million, € 2.3 million and € 3.9 million of capital expenditures related to the building of our facilities and data centers in 2007, 2006 and 2005 respectively.
B. BUSINESS OVERVIEW
Overview
     We are an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
     Our business is organized in three primary ways: across segments, across information technology solutions and across geographic areas.
     Segments: The Company changed, effective January 1, 2007, its internal reporting structure, and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
     In our targeted industrial segments, we have developed distinctive skills that share the following characteristics:

•	Mission-critical: Our solutions are specifically designed to address mission-critical functions in segments that require real-time data gathering, interpretation and immediate response and decision making.

•	Extensive networks: From 5,000-mile pipelines to river basins to electricity transmission and distribution grids to interstate highways, our solutions monitor extensive networks where comprehensive data gathering and control is required to better control those networks, ensure their reliability and integrate the data on a secure basis.

•	Flow-based: Whether related to fluids, energy or traffic, we have broad experience in information applications that facilitate the organization and management of continuous flow along defined paths.
     The following chart provides a summary of the allocation of our revenues among our segments for the last three fiscal years.

	2007	2006	2005
Energy	36.5%	40.4%	41.1%
Transportation	39.5%	39.8%	38.2%
Environment	6.2%	8.6%	9.0%
Public Administration	8.0%	4.6%	3.0%
Global Services	9.8%	6.6%	8.7%

Total	100.0%	100.0%	100.0%

     Real-time IT Solutions: Our mission-critical real-time products and services solutions collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence.
     As an example, for a typical project in the Energy segment, we would provide a complete solution for the operation of an oil & gas pipeline network through:
•	remote terminal units (“RTUs”) that measure and process flow data and transmit this data in a digital format through a telecommunication system;

•	OASyS®, our supervisory control and data acquisition (SCADA) system, which monitors pipeline flow based on the data transmitted by the RTUs and assembles the data into operational information, such as volumetric data, pressure, temperature and warnings;

•	operational applications that use operating, safety and cost data to notify a customer’s enterprise system of inventory, trend and cost-cutting information; and

•	business applications, such as POLARIS that prepare data in a form that can interface with enterprise resource planning or accounting systems for invoicing, banking and real-time business decision making.
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
     Specific Geographies: We currently focus on the following geographic regions: Europe, North America, Latin America, the Asia-Pacific region, the Middle-East and Africa. We started operations in Spain over 40 years ago. While we continue to solidify and grow our presence in Spain, we have also developed a strong presence and expect to continue to grow in North America and Latin America. We also expect to increase our presence in the Asia-Pacific region, the Middle-East and Africa and in the rest of Europe.
•	Europe: Transportation represents our largest segment in the Spanish market, where we have provided intelligent transportation systems to numerous cities, including Madrid. We also have significant sales in the Electricity unit of our Energy segment in Europe.

•	North America: Energy represents our largest segment in North America, where we are a leader in the supply of IT solutions for oil and gas pipelines and we also have significant sales in the Electricity division. In addition, we are a leading provider of Intelligent Transportation Systems (ITS) and consulting services.

•	Latin America: We have a strong presence in Mexico and Brazil, through a leadership position of our Electricity unit in our Energy segment. We are also experiencing strong growth in our Transportation business in Brazil and Mexico in the last years.

•	Asia-Pacific: Our Energy and Transportation segments have been able to build a position in the Asia-Pacific region. Along with the growth experienced by our Environment segment over the past years in said region; we believe this will constitute a platform for future growth.

•	Middle-East and Africa: We are consolidating the position we started to build in this region a few years ago, mainly through the contribution from our Transportation and Environment segments.

     The following chart illustrates an approximate breakdown of our revenues by region for each of the last three fiscal years:

	2007	2006	2005
Europe	61.9%	58.3%	53.8%
North America	17.7	17.8	14.6
Latin America	12.1	15.6	17.1
Asia-Pacific	4.0	3.8	7.9
Middle-East and Africa	4.3	4.5	6.6

Total	100.0%	100.0%	100.0%

Energy Segment
     Our Energy segment reported revenues of € 228.1 million in 2007, representing 36.5% of our revenues. Europe represented 48.2% of these revenues and North America represented 26.5%, with Latin America, the Asia-Pacific region and the Middle-East and Africa representing the remainder.
Oil & Gas
     In Telvent Energy’s Oil & Gas unit, we provide customers complete solutions for gathering, pipeline and distribution operators that manage the capture of field data, provide validation and operational control, advanced operational applications and real time business applications. The competency center for this business unit is based in our Calgary center, and currently supports this business globally.
     Strengths. Our product offerings in the Oil & Gas unit reflect the following competitive strengths:
•	Market leadership: We believe we are a market leader in pipeline transport and distribution solutions in North America and Latin America based upon transmission pipeline mileage, where we compete directly with global players like ABB, Invensys, Honeywell International Inc., Emerson Electric Co, and Yokogawa.

•	Distinctive customer base: Our solutions are used by our customers to control approximately 60% of the oil & gas transmission pipeline capacity in North and Latin America. We maintain long-standing relationships with many of these customers and have developed or implemented new solutions to address customers’ operational, public and environmental safety needs.

•	Integrated complete solution: We offer integrated products, solutions and services for the Oil & Gas unit, including the OASyS® Oil & Gas management suites, including SimSuite Pipeline leak detection and location, and POLARIS inventory management and revenue accounting. In addition, our RTUs enhance our product offering in this unit. We believe that the growing infrastructure security and public and environmental safety concerns should enhance demand for our applications and enterprise integration in this unit. We believe our data acquisition infrastructure and advanced applications have comparatively strong security, enterprise integration functionality and field-proven status that differentiate us in the market.
     Products. Our main products include:
•	Liquids Management Suite (“LMS”). It is a real-time operations software suite for liquid pipelines that includes a number of flexible, high-performance modules that meet a variety of real-time operational needs. These modules include metering and ticketing, tank management, volumetric data, leak detection, pump statistics and data validation in a highly integrated, loosely coupled configuration customizable for specific, crude and products pipelines.

•	SimSuite Pipeline. SimSuite is a technologically-advanced transient pipeline modeling and simulation system for gas and liquids pipelines that can be used in concert with our liquids and gas suites to add a variety of high performance, on-line, real-time and off-line simulation applications. On-line, real-time applications include batch tracking and leak detection and location and other hydraulic modeling functions which optimize and ensure safe operations of crude, products and gas pipeline networks. Off-line applications include engineering and design analysis, operational planning and control center operator training and certification.

•	POLARIS. Polaris Liquids and Polaris Gas provide a comprehensive commercial accounting platform solution, which integrates ticketing, production volume accounting, revenue accounting, billing and customer or shipper reporting. This solution allows our customers to increase their business efficiency, in part by allowing them to conduct business in a web-based secure real-time environment, thus minimizing manual entry and manual processes and those inherent delays.

•	Real Time Gas (“RTG”). Our RTG monitoring suite complements our OASyS® SCADA system with tools to operate a gas transmission or distribution pipeline network safely and efficiently through real-time calculation and monitoring of line pack, storage and compressor performance.

•	Gas Day Operations (“GDO”). Our GDO application enables operations and planning personnel to generate, monitor, and revise current and predicted load for gas pipeline distribution.

•	Gas Measurement and Accounting Applications (“GMAS”). The GMAS modules of our Gas Suite provide a comprehensive gas measurement, data collection, aggregation, validation and processing solution and can integrate seamlessly with enterprise based invoicing processes.

•	OASyS® Dynamic Network of Applications (“OASyS® DNA”). OASyS® DNA is the industry leading supervisory control and real-time information system (“SCADA”) platform that is the underpinning of our solutions suites allowing the deployment of multiple applications that are linked through standard interfaces, such as those identified above. OASyS® on UNIX or Windows platforms offers a highly secure, enterprise friendly, mission critical infrastructure with certified ERP integration, historical information archive, retrieval, and analysis subsystems simplifying regulatory and Sarbanes-Oxley compliance and reporting requirements.
     Growth strategy. We have three primary Oil & Gas growth objectives:
•	Maintain our current leadership position in North America and Latin America. We plan to maintain this position by leveraging our large installed customer base to introduce new versions of enterprise infrastructure products such as OASyS® DNA, GMAS, POLARIS and SimSuite Pipeline as a platform for new power optimization applications. We have already been successful in progressively introducing our full range of products to several of our long-standing customers including Duke Energy, ChevronTexaco and Edison Gas.

•	Significantly increase our share of the Asia-Pacific market. The most attractive opportunities for us in this region are in China and Australia in both the transmission and distribution areas of the market. In China, approximately 5,600 miles of the transport pipeline network are planned to come on stream through 2010, and approximately 100 million more residential customers are projected to be served by the same year. To expand our presence in China, we plan to leverage our existing local resources. In order to take advantage of our Almos acquisition, located in Australia, we are also looking at opportunities in the oil & gas transmission and distribution business in that country.

•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing and professional services. We intend to continue to enhance our solutions and services offerings in Oil & Gas by adding advanced applications and continuing to enhance the security features of our infrastructure framework that will enable the integration of real-time information with corporate IT systems. We expect to focus on developing and implementing value-added applications and services that enable real-time decision making, and integration of workflow and workforce management, geographical information and asset management, and customer information systems integration. To achieve this, we plan to rely on internal research and development, customer funded development programs, and the development of strategic partnerships, including our alliances with OSIsoft, Symantec, SAP, Idaho National Labs, Sandia National Labs and other industry technology leaders.
Electricity
     In our Energy’s Electricity unit we have introduced our Smart Grid Solutions Suite (“SGS”), a highly integrated and loosely coupled family of products. SGS provides complete solutions in the areas of Smart Metering, Smart Network, and Smart Operations for utilities. These solutions can be installed independently, or as an integrated suite of applications designed to bring energy efficiency and improved reliability to the utility’s grid.

     The goal of our Smart Grid Solutions Suite is to enable a highly automated and interconnected intelligent electricity-delivery system, through which energy suppliers and consumers are interconnected through a network. This transitions the grid from a commodity broadcast delivery to a two-way information highway, leveraging information to reliably support the delivery of electricity at the lowest possible cost through use of actionable and real-time information.
          Telvent’s goal is to help utilities transform their current grid into one that distributes electricity more efficiently and securely, while meeting the demands of a changing society in a sustainable way. This technology is based in our Seville, Spain and Ft. Collins, Colorado competency centers and in our Houston, Texas delivery unit from which we currently conduct business globally.
          Strengths. Our product offerings in our Electricity unit reflect the following competitive strengths:
•	Customer platforms in Europe, Latin America and North America. We have strong relationships with many of the largest electric utilities of Europe and Latin America, and we have a significant installed customer base in North America.

•	Our strong portfolio solutions provide a highly available and secure platform for developing business applications. Our Electricity unit’s offering of products and services solutions is especially strong in the areas of field data capture, control systems and operational applications for transmission and distribution. We believe further potential for expanding our offering of solutions exists in the area of business applications, substation automation, and distribution automation RTU subsystems.
          Products. Our main products include the Smart Grid Solutions Suite. Our SGS Suite is a complete product and portfolio of solutions that serve most of the requirements of an electric utility. Most of these solutions are completely developed in our Product Centers and are based in the following solutions:
For Smart Operations:
•	OASyS®: Core SCADA, information management and advanced application functions.

•	Responder: Integrated outage prediction and management.

•	DMS: Advanced distribution system management functionality.

•	ArcFM: ArcGIS extension for electric network spatial information management.

•	Network Adapter: Integration tools for third party network analysis.

•	Conduit Manager: Major underground cable/conduit management.

•	Designer: Network planning and design and Work Management System integration framework.

•	Service Hub: Mobile workforce management and automated crew dispatch.
Our Smart Grid Solutions Suite consists of completely integrated solutions that allow customers to choose the most appropriate applications and modules to create the final configuration that meets their immediate needs and provide a platform on which to expand their system functionality in the future.
For Smart Networks:
•	Data Acquisition Subsystems. We provide electric utility customers with master control station communication technologies, Remote Terminal Units (“RTU”) and Substation Automation Systems (“SAS”) to enable remote control of network facilities for every aspect of the Electricity business:
•	Distribution: Substation and feeder networks.

•	Transmission: Substations.

•	Generation: All types of power plants: including hydraulic, thermal and the new renewable technologies.

•	Traction: Offering the transportation customers with the appropriate applications to manage their energy network efficiently.
For Smart Metering:
•	Titanium, a solution with all the functionality available for Automatic Meter Reading (“AMR”) requirements, Automated Meter Management (“AMM”) and Smart Metering Management (“SMM”) in electric utilities.

•	Meter Data Management: provided through integration with best in class third-party meter data management systems.

•	Meter Operations Management: provided by Telvent personnel through data center hosting, staffing, and operations of the utility’s automated metering infrastructure (“AMI”).

Growth strategy. Our primary Electricity growth objectives are to:

•	Continue growth in Europe and Latin America. We expect continued growth in Europe and Latin America as a result of our customers’ continued investments in renovation and replacement of existing equipment and expected investments in new infrastructure development.

•	Increase our presence in North America. We expect that the continued investment in renovation and replacement of equipment increases in existing security levels and upgrades of current systems to address new product and service demand. Smart Grid solutions including an increasing interest in Smart Metering are being requested by many utilities. We anticipate increasing our presence by introducing our North American customers to new products tested in Spain and Latin America.

•	Strengthen our position in the Asia-Pacific. We have completed several distribution projects in China. We plan to extend our coverage of distribution systems in China through our commercial network of agents already in place for our Telvent Energy Oil & Gas unit and our Transportation segment. We also plan to leverage our current presence in Perth, Australia, for the development of our business strategy in Australia.

•	Leverage our references in SMM projects. We are executing one of the biggest SMM deployment projects in the world for Vattenfall, in Sweden, which is giving us a very relevant position in the global metering market, which we anticipate will be one of the market segments with a higher growth rate on a global basis.

•	Take part in the renewable energy generation challenge. Electric utilities are foreseeing big investments in generation from renewable sources, specially using wind, solar technology and producing bioethanol or biodiesel. Telvent has experience and important references in supplying IT systems and services to these business areas and is ready to continue delivering solutions for these facilities.

•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing. We intend to complete our product offerings in Electricity by adding applications that establish a link with corporate IT systems. We will focus on developing or implementing applications such as enterprise integration platform, workflow and workforce management, geographical information systems, asset management, customer information systems and smart metering. To achieve this, we will rely on internal research and development capability and the development of strategic partnerships, including our alliance with Environment Systems Research Institute, Inc. (“ESRI”). Additionally, we expect to target acquisitions of specialized players with complementary product portfolios. We will also evaluate options to enter the segment-specific managed services business, focusing on low capital-intensive data management processes, such as automatic meter reading, DMS operation management work and outage management with ArcFM Solutions and Responder.

Transportation Segment
     Along with Energy, Transportation is a major contributor to climate change and the lack of sustainable human development. The current economic model based on globalization, movement of people and goods and concentration of people in large cities requires a solid transportation system. As cities and suburban areas are continuously growing, the use of vehicles is increasing and public transportation is unable to provide effective solutions. Considering that the situation already is critical while it is only affecting the developed countries (e.g., less than 20% of the world population owns a car), the consequences of extending this model to the rest of the world is unthinkable. The current transportation model is not sustainable.
     The negative effects of transportation include congestion, greenhouse gas pollution, and other consequences such as traffic accidents, noise, vibrations, inefficient land usage, and visual intrusion. Some progress has been made over the last ten years in reduction of vehicle emissions and noise, use of alternative fuel sources (e.g., bioethanol, natural gas, and hydrogen) and traffic safety improvements. But this has been offset by the increases in population and global traffic, so today the negative effects are still increasing.
     For the future, there is consensus on what has to be done: reduction of road congestion thru infrastructure improvement, increased use of transit and cleaner/higher capacity options, pay-per-use of transportation facilities and management of demand and mobility requirements; reduction of energy consumption and dependency on oil; reduction of pollution and CO2 emissions; reduction of noise in cities and airports; improvement of road safety; reductions in speeding and application of new technologies and intelligent systems.
     Telvent is providing IT solutions and services to help and enable our customers (public agencies, municipalities and public private partnerships) to move in this direction. Telvent is proud to help its customers:
•	to reduce energy consumption and reduce emissions—advanced systems for traffic control (ITACA, MIST), free-flow tolling systems, parking systems to reduce spot-searching time, low power consumption traffic control equipment, road weather information systems, ITS deployment and maintenance and air quality monitoring systems;

•	to promote use of transit—priority systems for buses and trams, control systems for restricted urban areas, ticketing and fare integration systems, train and metro traffic control systems;

•	to improve traffic safety—enforcement systems (e.g., radar, average speed on road sections, violation processing, red-light violation), incident simulation and management systems, traffic surveillance;

•	to manage pay-per-use of transportation facilities—tolling systems (including field devices, violation processing and customer service center), managed lanes, urban congestion charging systems; and

•	to provide information to travelers—web-based and phone (511) systems, SmartNet as information repository and agency sharing point.
     In terms of security (e.g., all measures to prevent crime aimed at people, infrastructure or information systems), Telvent solutions enable improved protection of people and infrastructures, as well as protection to computer systems and telecommunication networks. Those solutions include access control to ports, airports, train and metro systems, protection of critical or strategic infrastructures (e.g., roads, bridges, tunnels) and IT security applications.
     Our Transportation segment is organized in five main geographical areas: Europe (including Spain), North America, Latin America, the Middle East and Africa and Asia-Pacific sub-regions. The segment includes two competency centers in Spain (Barcelona, for ITS and Enforcement applications, and Bilbao, for Ticketing) and two in U.S. (Rockville MD, for ITS and ATIS applications, and Austin, Texas, for free-flow tolling). Finally, a new development center in Beijing has been recently created to adapt our Transporation products to the Chinese market. Our main competitors in this segment include Transcore Inc., Quixote group, Affiliated Computer Services Inc., Indra, Siemens, Peek, Sagem, Kapsch, Logica CMG, ERG, Thales, Cubic Corporation and GFI Genfare.

     Strengths. Our product solutions in our Transportation segment reflect the following strengths:
•	Strong presence in Spain and the U.S. The transportation business is established in Spain and the United States, both for traffic and transit solutions, supporting new projects and operation and maintenance contracts. Technological aspects and specific solutions also are well defined in both areas and may be extended to other geographies depending on the site requirements.

•	Strong portfolio of integrated product solutions. We provide an integrated, complete solution to our traffic customers, with applications ranging from controllers to capture field data, to ITACA and OPAC (intelligent systems for urban traffic control) to provide an advanced operational control application, to geographical information systems, to enforcement processing systems at the advanced applications level. We also provide open road toll tolling systems and road weather information systems. Our automatic fare collection portfolio is also complete and effective, including an integrated multimodal solution for trains, subways and buses. Our maritime vessel control systems are also recognized in the market.

•	Ability to transfer expertise to new geographies. We believe we are leaders in this segment in Spain, the United States, Brazil, Argentina and China. We also have a significant presence in the rest of Latin America and the ability to transfer business to new geographies, demonstrated by the projects executed in places such as Mexico, Panama, Thailand, Lebanon, Vietnam, and the recently awarded strategic project in Saudi Arabia.
     Products. Our main products include:
•	Traffic Management Systems:
•	OPTIMUS/ITACA: intelligent system for urban traffic control (UNE compliant);

•	MIST/OPAC: intelligent system for traffic control (NTCIP compliant);

•	RMY/CMY: controller to capture and process traffic data;

•	Odyssey: intelligent traffic control, highway and city access management system;

•	OASyS/Sicotie: tunnel management and control system;

•	Visitraf: LPR-based travel-time measurement system and routing decision support;

•	SMARTNET: software product that provides regional sharing of information about road construction, conditions and traffic accidents/incidents among public transportation, law enforcement and emergency response agencies; and

•	MoviSmart: GIS-based data/control integration and mobility management system.
•	Highway fare collection and back office. Our proprietary toll system products include dynamic lanes toll systems, free flow systems, antennae and tags for highway tolls:
•	SmartTOLL: an intelligent system for toll management and control for concession motorways, tunnels and bridges;

•	Freeflow/Open Road Tolling: non-stop toll system using combined high accuracy detection gantry, including third-party or own free flow tag and antenna;

•	Flex Reader: tag reader which reads the tags in vehicles passing toll collection plazas;

•	Lane control system: system to monitor and acquire data from the field devices, such as tag readers;

•	Central Host system: reporting system that provides centralized audit and security capabilities for all toll collection facilities;

•	Remote Operations & Maintenance System (ROMS): this system provides real-time remote access, monitoring and diagnostics of the entire electronic toll collection system;

•	Violation Enforcement System: system to record the images of violations form cameras on the lanes in the toll collection plazas; and

•	Apex Toll Terminal (touch terminal): software application for use with touch screens used by operators at the toll collection plazas.
•	Enforcement systems and violation processing back-office. Our proprietary enforcement products including speed and red-light detection and fines processing:
•	En4s product family: Enforcement Management Systems, including field equipment and back office and Data processing center both red-light enforcement and speed enforcement; and

•	Red Eye: red-light detection systems;
•	Railway Information and Control Management Solutions:
•	TR3000-CTC: railway regulation and traffic management;

•	TR300- STA: facilities management and traveler information; and

•	SIRail & SIBus: location and dispatch (AVL/D).
•	Automatic Fare Collection Systems:
•	MobiFast: railway and subway fare collection solution;

•	ValTick: fare collection management and control systems for buses and tramways;

•	Web.Park: parking lot management systems; and

•	Maexbic 3000: on-board fare collection equipment.
•	Maritime Training, Monitoring and Control:
•	NEPSYS-VTS: vessel traffic control system, including automated identification system (AIS);

•	Civilian Ship simulators: includes training simulators for ship operation (e.g., navigation, management, communications, engines room, etc.); and

•	Military ship simulators: includes training simulators for ship operation and tactics training.
     Growth strategy. We have six main growth objectives, as described below:
•	Reinforce our position and growth in Spain. We expect growth in the Spanish market driven by new concessions from the Spanish railway infrastructure regulatory authority, construction of new light railway lines in cities and extension of subway networks in Barcelona, Bilbao, Madrid and Valencia. We expect to capture this growth in part through the continued deployment of our MobiFast and ValTick proprietary products. We expect to maintain our market share in Traffic systems by operation and maintenance contracts and updating. New facilities for active systems are expected. Telvent expects to be a key player for future contracts with new LPR-based solutions. Enforcement projects are also significant as Telvent is actively participating in the development of the Spanish Enforcement Processing Centre.

•	Execute growth strategy in North America. Telvent Farradyne and Caseta have clearly established positions in the Traffic business in the United States, promoting Telvent as a key player. The North American market represents a key opportunity for the growth of our Transportation business, as Telvent can offer a wide range of products, increasing market-share and promoting its participation in free-flow tolling, automatic fare collection and parking projects.

•	Continue growth and capture opportunities in Latin America. We believe continued growth will require us to leverage our current position to develop the urban and interurban traffic management business in Mexico and Brazil. automatic fare collection and railway opportunities are also significant in Venezuela, Mexico and Brazil, continuing the current projects.

•	Extend presence in the Asia-Pacific region; reinforce Chinese business. In order to execute our growth strategy in China, we will rely on our Beijing office. We plan to leverage Telvent Blueshield’s existing relationship with the Chinese government and will continue to pursue projects funded by international agencies such as the World Bank. In China, the competition with local players has to be managed by providing our local organization with the needed skills to locally adapt and implement localized solutions.

•	Extend presence in the Middle East. Telvent’s recently awarded Automatic Traffic Violation Administering and Monitoring (ATVAM) contract for traffic and enforcement systems in Jeddah, Mecca and Medina, provides an excellent opportunity to establish a company in Saudi Arabia to leverage the contracted project and become the base company for future contracts.

•	Capture real-time process outsourcing opportunities. We intend to pursue real-time process outsourcing opportunities. Some of these may involve our facilitating a portion of the financing of specific projects and charging a fee for our services in exchange for operating certain elements of a project such as toll and ticketing systems over a period of time in connection with “Build-Operate-Transfer” projects. The Panama UTC project already has been contracted in 2007 on a “B.O.T.” basis.
Environment Segment
     Our Environment segment includes all our activities in the supply of IT products and services related to meteorology, hydrology, water and wastewater management and air quality monitoring. In 2007, we carried out a strategic internal restructuring of our Environment segment, combining resources into a single worldwide vertical that operates through five geographical locations: North America, Latin America, Europe, Middle East and Africa, Asia-Pacific and Australia. The business is managed globally from our office in Madrid, Spain.
     With this new internal structure, we are able to stay closer to our clients and deliver to them quality service. We have undertaken processes of internal improvement that have established a solid foundation for present and future growth.
     Our Environment business was developed around our proprietary technical expertise in meteorology and the extension of our existing products to the water and wastewater market. We have had a long-standing relationship with customers all around the world relying on our technology and capabilities during more than 20 years. We have expanded this segment through initial projects in Latin America, the development of our water business in North America and the Almos acquisition, which provided us with a significant complementary suite of meteorological solutions for aeronautical applications and a nice positioning in some European markets. In this segment our competitors include Vaisala Oyj, AWI, Sutron, Degreane, EEC, Selex Gematronik, ABB, Siemens and Yokogawa.
Strengths. Our Environment segment reflects the following strengths:
•	Leadership in the Spanish, Australian, Swiss and Dutch meteorological markets: We believe we are a market leader in Spain, Australia (reinforced by the acquisition of Almos), Switzerland and the Netherlands, as we provide solutions to most of the major airports, surface observation networks and have a strong customer base of government entities.

•	Comprehensive product portfolio, solutions and services. We offer comprehensive products and services solutions for water utilities and municipalities, hydrological and meteorological institutes and authorities, public and private airports and government agencies.

•	Well diversified geographical positioning. Our operations tackle from North America to Latin America, Europe, Africa and the Middle-East, Asia and Australia.

•	Brand recognition and solid customer base built during more than 20 years. Many recurrent and new customers rely on us in different countries since many years: Spanish Meteorological Institute, KNMI, several Airport Authorities and air force bases around the world (Sweden, the Netherlands, Taiwan, Kuwait, Venezuela, etc.), Australian Bureau of Meteorology, Belgocontrol, MeteoSwiss, Indian Meteorological Department, DMN (Morocco), SMHI (Sweden), SFWMD, EBMUD, EWMD, LVVWMD, Emasesa, Aljarafesa, several river basin authorities in Spain, etc.
Products. General concern regarding security and sustainability is well-reflected in our strategy and technological portfolio. Our solutions and services help our customers to:
•	Increase security under adverse weather conditions in highway, rail and air transportation: RWIS, AWOS-LLWAS (Metconsole®, Revolver®, Cirrus 100®, Telmet 320, Saimet+), DATIS-VOLMET, SADIS;

•	Optimize energy consumption in water utilities, applying technology, simulation and control, while reducing CO2 emissions and avoiding leakages: “Water Management Suite;”

•	Provide early warning, prevention and mitigation of the effects of adverse meteorological phenomena that cause natural disasters: THMDT;

•	Continuously monitor air quality in cities and industrial areas in order to prevent the possible negative impact on health: AQMN and CEM; and

•	Increase security of infrastructures against terrorist attacks and intrusion: Specific suite of solutions based on our proprietary SCADA solution (Oasys®) for water authorities, municipalities and airports.
     Our Environment segment offers our clients real-time information technology solutions and services applied to two main business areas: environmental observation and water utilities.
•	Environmental Observation
     Within our environmental observation business, we supply IT products and services for climate observation, weather prediction, monitoring and prevention of adverse meteorological and hydrological phenomena, in addition to monitoring atmospheric contamination.
     Our environmental observation business encompasses products and solutions that serve our clients in hydrometeorology, applied meteorology, aviation weather and environmental protection. This business has been developed around our proprietary technical expertise in meteorology and hydrology markets, from data acquisition to advanced operational and business applications. In Spain, we have achieved a leadership position through a long-standing relationship with the Ministry of the Environment, the National Meteorology Institute, the Airport Authority and some River Basin authorities in Spain and we have more recently expanded this business area to North America, Asia Pacific, India, Germany and United Kingdom, among other countries.
•	Water Utilities
     Within our water utilities business we help numerous businesses and public entities in charge of water management to live with social, environmental and financial restrictions when balancing user supply and demand, ensuring quality in the supply of potable water and in handling and reutilizing wastewater, encouraging optimal use of emerging technology and services for responsible management of this resource.
     Our water utilities business encompasses products and solutions that serve our clients in the areas of water distribution and treatment networks, irrigation, water treatment plants and desalination plants. We provide a suite of solutions and services for water utilities to efficiently manage a scarce resource via optimization of the utility processes through the provision of advanced technology. Our main activities with regard to this business are located in Spain, North America and the Middle East, but we are expanding to the rest of the geographies, such as Europe, Africa and Asia Pacific.
Growth strategy. Our strategy for growth in both business areas is based on the following three objectives:
•	Maintaining our leadership in Spain, as well as reinforcing our presence in Europe, North America, the Middle East and Africa and Asia Pacific.

•	Continuous review of our value proposition in key business segments through R&D and technological innovation.

•	Established strategic alliances in the market.
Public Administration Segment
     Telvent’s activities in the Public Administration segment are geared toward developing, implementing and maintaining comprehensive technological solutions that provide services to citizens, civil servants, companies and institutions through their administrations. We have an extensive and comprehensive range of products and services to facilitate the gradual transformation of traditional procedures into a comprehensive digital government management model.
     Our Public Administration, which is divided in two main areas: Healthcare and Government & Security, reported revenues of € 50.2 million in 2007. The competency center for this segment is based in our Seville, Spain, center and currently conducts business globally.
Healthcare
     We provide complete solutions for our healthcare customers to provide patients, professionals and public and private NHS healthcare delivery at points of care. Telvent meets the health sector’s technological demands with a wide range of products and solutions designed to enable the global capacity and total technological integration the sector requires.
     Based upon our historical activities in Spain, we intend to expand our healthcare activities into North America, particularly Canada, and Latin America.
Strengths. Our product offerings in the healthcare unit reflect the following competitive strengths:
•	Spanish market leadership: More than 15 years of experience and a complete suite of products installed in hospitals.

•	Distinctive customer base: Over 150 public and private healthcare institutions are using our health solutions. Over 40,000 healthcare professionals use our software on a daily basis.

•	Integrated complete solution: We offer integrated products and services solutions in healthcare, including a complete suite TiCares, based on years of experience (including a portfolio of high-value-added solutions), new technological foundations and innovating model.

•	High R&D investment rate: We intend to develop proprietary hardware devices to reduce the dependence on manufacturers and strengthen Telvent’s position in the market.
Products.
     Our main suite of products, TiCares, is a global solution for the full healthcare process cycle. Although its components are capable of functioning independently, each can be integrated into a multi-component solution. The suite is structured into three levels: TiCares-PAS, TiCares-CIS, and TiCares-DIS.
•	TiCares-PAS is a Patient Administration System for basic management of patient services provided by healthcare professionals. It enables control of all administrative activities and functional processes and provides knowledge management through the incorporation of diverse solutions. Among others, TiCares-PAS includes applications such as:
•	Diagnostic testing solution;

•	Rehabilitation module;

•	Acute hospitalization solution;

•	Day hospital solution;

•	Emergencies solution;

•	Clinical record file;

•	Surgery Waiting List solution;

•	Operating room management solution;

•	Births solution;

•	Meal module;

•	User Service solution;

•	Outpatient Visits solution; and

•	Third-party billing solution.
•	TiCares-CIS is Telvent’s clinical information system for the management of clinical procedures provided to patients. It encompasses the full medical practice and is based on diagnosis and patient care. The solutions comprising the system include:
•	Clinical work station, for the provision of patient care by medical professionals (physicians and nursing staff); and

•	Nursing services management solution, for management of the information used by the hospital’s nursing staff to care for patients.
•	TiCares-DIS represents the third grouping of TiCares information systems. It was designed especially for departmental information systems, with special emphasis on central departments and providers of healthcare results. It includes solutions such as:
•	Radiology Imaging solutions (“Ti RIS-PACS”), to enable management of departmental medical imaging units. This solution is primary geared toward those units operating as central services or services shared by the entire healthcare organization; and

•	Electronic Prescription solution, which enhances the quality of the healthcare process by integrating prescription filling, usually carried out by pharmacies, into the overall healthcare system.
     In addition to its TiCares strategy, Telvent is developing, innovating and implementing other products and solutions, offering added value to health-sector professionals. These systems are based on modern, agile and efficient management models, such as GIS Health, a solution that enables the efficient capture, storage, updating, processing, analysis and deployment of geographically-referenced information features. Other examples include the balanced scorecard and colon cancer screening modules, which assist with early detection of colon and rectal cancer.
Growth strategy.
     We have two primary growth objectives for our Healthcare business unit:
•	Consolidate and maintain a leadership position in Spain. We plan to position our solutions in other regions and leverage our current installed customer base by introducing new products. We believe that Telvent is well-positioned to lead the future integration of all the different healthcare systems in Spain, although this process seems to be on the horizon.

•	Positioning our brand in the Latin American, North American and Chinese markets. The most attractive opportunity for us in these regions are in Mexico and Dominican Republic, where we are growing our presence in public and private hospital networks, and also in Canada, due to our Calgary presence and the similarity between the Spanish and Canadian government supported health services.

Government & Security.
     We provide a complete solution for the citizens and the administration using our Electronic Government model based on our digital global platform TiWorks. Telvent pursues leadership in electronic government, which includes the automation of services offered to citizens and of back-office processes.
Strengths.
     Our product offerings in the Public Administration segment reflect the following competitive strengths:
•	Spanish Market leadership: We have delivered horizontal systems installed in the Spanish Public Administration, which gives the Company actual growth possibilities in Spain for the next few years, especially in the framework of the LAECSP (Electronic Citizen Access to Public Services Law) that will be mandatory in 2010.

•	Integrated complete solution: We offer integrated products and services solutions in e-Government, including a complete suite, TiWorks, based on years of experience (including a portfolio of high-value-added solutions), new technological foundations and innovating model.
Products.
     Based on an extensive and comprehensive range of products and services, we facilitate the structured transformation of traditional procedures into a comprehensive digital government management model. Utilizing this model, we have developed a global solution suite that caters to the specific needs of local authorities and government, including security and defense agencies.
     Our main products include:
     Our Electronic Government platform, TiWorks, is a complete product suite covering the full administrative process management cycle. Although each component is capable of functioning independently, the full power of the solution is leveraged by integrating multiple components within the product suite. Consequently, the solution can be tailored to meet each administration’s specific needs, regardless of its size or state of technological development. All these components, developed by Telvent, give us a great level of autonomy and independence in the market as we do not depend on other manufacturers’ products.
     TiWorks is based on a comprehensive suite of components, which includes the following:
•	Document Manager, a basic tool for simple, efficient management of organizational paperwork;

•	Knowledge Manager, which allows organizations and public institutions to innovate, foster and share knowledge among all of their stakeholders;

•	E-Signature and Certificate Authentication Platform, which provides advanced authentication and e-signature functions. Moreover, we believe that it is currently the only platform able to authenticate the electronic version of the Spanish identification document; and

•	Process Engine and Systems and Messaging Integrator, which enables the development of a wide range of global solutions customized to individual clients needs.
Telvent provides solutions in the security and defense sector:
•	Secure Document Verifier, a platform for the analysis of ID documents that enables automatic detection of possible fraud and facilitates the capture of the document bearer’s data.

•	Secure Document Issuer, that enables the issue of electronic identity documents fitted with polycarbonate data pages and contactless chips embedded on the booklet cover.

•	Border Control system, that incorporates the latest advances in security and biometrics technology, and provides immigration authorities with a tool to efficiently combat any new threats that may arise.
Growth strategy.
          Our growth strategy has the following objectives:
•	Identifying new business targets. We intend to establish new alliances with some of the main AFIS vendors. An AFIS is a system to automatically match one or many unknown fingerprints against a database of known prints. Also, we intend to apply our business to some UAV (unmanned aircraft vehicle system) projects; although UAVs are currently used in a number of military roles, they are also used in a growing number of civil applications, such as firefighting, where a human observer would be at risk, police observation of civil disturbances and scenes of crimes, reconnaissance support in natural disasters, etc.

•	Identifying new geographical areas. We started in 2003 working only in Andalusia. In 2004, we started to expand into other regions of Spain such as Madrid and Catalonia. We have also been expanding our business into Latin America and we are currently considering some opportunities in China.

•	Developing products. The first two objectives are connected with the development of new products and require a large investment in research and development (“R&D”).

•	Increased concern on issues such as combating terrorism and organized crime. The priority given to national security, a highly visible political issue, will be the catalyst for the development of new security systems at both the national and international levels to combat terrorism.
Global Services Segment
     Global Services adds value to its customers through four different activities: Consulting, Technology, Software Factories, Outsourcing and IT Infrastructure management. These solutions help our customers reduce their core business time-to-market, complementing the security and viability of their current and future business needs, and allowing for the adaptability of their technology requirements, thus permitting their own business focus. The competency center for this segment is based in our Madrid, Spain, center and currently conducts business globally.
     In 2007, Telvent completely restructured all its business in consulting, IT infrastructure management, systems integration and applications, communications and outsourcing into a new business unit called Global Services. In October 2007 we acquired 58% of Matchmind, a Spanish company engaged in consulting, technology and outsourcing, in order to round out all our capabilities in these areas. The integration of this business is in its early stages. An agreement for the gradual acquisition (12%, 10% and 20% in 2009, 2010 and 2011, respectively) of the remaining 42% was also signed. Moreover, within our strategy of growth in the security services for our clients, we acquired an additional 10% of the shares of S21 Sec, a leading Spanish company specializing in computer security solutions.
     Global Services is a new, flexible business area, able to span the technological life cycle for the client, that supports and helps our clients from the initial stages of consulting and designs for its business needs, staying close to the customer, carrying out the start-up of those projects, with the objective of later managing them through our outsourcing capabilities. We also facilitate the technological evolution of their businesses, allowing our customers to concentrate on their core business, rather than their technological evolution requirements.
Strengths
•	Experience: 20 years of experience in these technological business areas.

•	Well-established customer relationship: Through their business and technology processes, we help our customers reduce their own time-to-market core business, adding value in their daily business and contributing with solutions and technology to the development of a more sustainable and secure world.

•	Data Centers: Five international data centers in the Iberian Peninsula: Madrid (2), Barcelona, Seville and Lisbon. In addition, one new data center is currently being built in Fort Collins (CO, U.S.). In total, we have more than 60,000 square meters of technical space.

•	Communications: Telvent hosts in its data centers almost all of the existing telecommunication carriers in the Iberian Peninsula, which gives us full access to any communication networks.

•	Managed Services: Telvent covers the complete IT service life-cycle from consultancy and integration to operation maintenance.

•	Software Factories: We have five software factories in Spain, through which we provide nearshore capabilities for any European corporations. Moreover, all these factories are CMMI3 certified.

•	Competency Centers: Global Services presents a competency center model with five different technological areas of expertise. The idea is to centralize knowledge evolution and retention: Business & Applications, Technology & Systems, Security & Contingency, Communications & Networks, and Infrastructures & Resources.

•	Leadership: Telvent is a market leader in data center services in Spain with more than 50% of all of its space dedicated to neutral data centers.
Products and Services
     We help our customers with services and solutions grouped by specialized families: consulting, technology implementation and development, outsourcing and IT infastructure management, and IT software factories.
          Consulting
•	Business Consultancy: Solutions for the design, management, transformation and evolution of our clients’ business processes.

•	Technology Consultancy: Solutions for the design, sizing, transformation, and evolution of our clients’ technologies.

Technology implementation and development

•	Applications Development: Solutions for the future business evolution needs;

•	Applications Integration: Solutions for the starting-up and improvement of new services and processes;

•	Systems and Technologies Integration: Solutions for the upgrading of business technologies and architectures; and

•	Networks and Communications Integration: Solutions that cover the needs of business communications and networks.

Outsourcing and IT infrastructure management

•	Business Process Outsourcing: Solutions that help optimize business operating costs;

•	Applications Outsourcing: Solutions that allow for a zero failure daily business operation;

•	Systems Outsourcing: Solutions that facilitate the daily technological business operation;

•	Security and Contingency Outsourcing: Solutions that provide real-time security surveillance and prevention to avoid business interruptions;

•	Communications and Networks Outsourcing: Solutions for the centralized management of current and future corporate networks;

•	Data Center Services: Solutions for the neutral and redundant collocation of technological platforms;

•	Asset Management: Solutions for the dynamic management of any corporate technological asset; and

•	Resource Management: Solutions for the flexible and centralized management of technical and professional resources.

Software factories

Software organization structured such that software projects are built in discrete work centers. At Telvent we have five different centers in Spain (La Coruña, Ávila, Segovia, Madrid and Sevilla). Our work centers generally represent, or specialize in, certain software disciplines such as architecture, design, construction, integration, test, maintenance, packaging, release, etc.
Growth Strategy
     Our growth strategy for our Global Services segment has five objectives:
•	Identifying new areas of potential growth, such as data center international network, green data centers to provide our customers with a minimum CO2 emission certificate, increasing our software factory network both national and internationally and the “value-shore” concept, that implies to be a near shore partner for European conglomerates as well as a potential off-shore provider for North American customers;

•	Identifying new geographical areas, we will seek to expand our Global Services business to other geographies, especially those where Telvent already has presence;

•	Identifying new services, such as the business consulting and applications functional development and those services related to the implementation of new data centers;

•	Synergies, we believe that with the integration of Matchmind and S21 Sec (our partner in the security field) we will be able to more high value-added services to our customers; and

•	Integration of IT Infrastructure Library methodology as the operational model as well as integration of our Global Services knowledge with the global Telvent’s sales force.
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
     Product and Competency Centers. Product Centers provide infrastructure technologies that underpin our portfolio of solutions. These technologies are used by our Competency Centers to develop high value-added, advanced applications, specific to each Telvent segment. Our research and development activity, geographically distributed, is based in Calgary, Canada (SCADA and Oil & Gas applications), Madrid, Spain (Traffic applications), Seville, Spain (Environment, RTU and Electricity applications), Bilbao, Spain (Transport systems), Fort Collins, Colorado, U.S (GIS based applications), Perth, Australia (LLWAS and AWOS), and Austin, Texas, U.S. (Electronic Toll Collection).
     Successful Track Record. Our research and development function has developed products including the OASyS® DNA, our multi industry data acquisition and IT infrastructure product, RTUs for electric distribution and, most recently, the MobiFast advanced payment system for the Transportation segment.

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
Intellectual Property and Proprietary Rights
     We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. We generally pursue the registration of our trademarks in all of our geographic areas, where practicable, and we seek to protect our marks against similar and confusing marks of third parties. We do not possess any material patents or registered copyrights, but we do have registered marks and applications pending for registered marks in various jurisdictions in which we operate. “Telvent” is a registered community mark in the European Union. It is also registered in Mexico, Canada, the U.S. and Brazil.
C. ORGANIZATIONAL STRUCTURE
Our Parent Company
     The Abengoa Group is comprised of a set of diversified industrial and technology companies applying innovative solutions for sustainable development in the infrastructure, environment and energy sectors. The Abengoa Group provides these solutions through the followings business units:
•	Solar;

•	Bioenergy;

•	Environmental services;

•	Industrial engineering and construction; and

•	Information technology.
     We and Abengoa’s subsidiary, Telvent Investments, S.L. (“Telvent Investments”) comprise Abengoa’s information technology business unit. Abengoa indirectly owns 62.2% of our ordinary shares. We do not have an ownership interest in Telvent Investments. Since our inception, our results of operations have been fully consolidated by Abengoa. Abengoa is a public company headquartered in Seville, Spain, and its shares are listed on the Madrid Stock Exchange.
     We generally operate our business independently from Abengoa’s other businesses. For instance, we maintain our own sales force and lease our own premises and offices in all of our core geographic areas.

Our Subsidiaries
     The following chart shows the name and country of organization of, and our percentage ownership in, each of our significant subsidiaries as of December 31, 2007.

	Country of	Percentage
Name of Subsidiary	Organization	Ownership
Telvent Energía, S.A.	Spain	100%
Telvent Tráfico y Transporte, S.A.	Spain	100%
Telvent Brasil S.A.	Brazil	100%
Telvent México S.A. de C.V.	Mexico	100%
Telvent Canada Ltd.	Canada	100%
Telvent U.S.A. Inc.	U.S.	100%
Telvent Interactiva, S.A.	Spain	100%
Telvent Outsourcing, S.A.	Spain	100%
Telvent Housing, S.A.	Spain	100%
Telvent Miner & Miner, Inc.	U.S.	100%
Telvent Australia Pty. Ltd. (formerly Almos Systems Pty Ltd.)	Australia	100%
Telvent Netherlands B.V (formerly Almos Systems B.V.).	Netherlands	100%
Telvent Control System (Beijing) Co., Ltd.	China	100%
Telvent Farradyne Inc. (formerly P.B. Farradyne, Inc.)	U.S.	100%
Telvent Environment, S.A.	Spain	100%
Caseta Technologies, Inc.	U.S.	100%
Matchmind Holding, S.L.	Spain	58%
D. PROPERTY, PLANT AND EQUIPMENT
     Facilities
     Our principal executive offices are located in Madrid, under a lease that expires in 2020. We categorize our other facilities as delivery units, competency centers, product centers and data centers.
Delivery Units. Our delivery units are customer centric and geographically oriented offices responsible for the sales, service and project execution of the work under our customer contracts and are located in Houston, Texas, U.S; Fort Collins, Colorado, U.S.; Calgary, Alberta, Canada; Madrid, Spain; Barcelona, Spain; Seville, Spain; Mexico City, Mexico; Beijing, China; Rio de Janeiro, Brazil; Perth, Australia; Culemborg, the Netherlands and Rockville, Maryland, U.S., Austin, Texas, U.S.
Competency Centers. Our competency centers are industry-vertical centers of excellence responsible for developing and enhancing industry-specific advanced applications and solutions for our targeted sectors. These competency centers deliver solutions embedding product, advanced applications, business-specific knowledge, integrated third-party product (if necessary) and deployment support to the delivery units around the world. They are located in Seville, Spain (Energy — Electricity, and Environment); Calgary, Canada (Energy — Oil & Gas); Madrid, Spain (Traffic); Bilbao, Spain (Transport); and Austin, Texas, U.S. (Electronic Toll Collection), Rockville, Maryland, U.S (Traffic Management-MIST, SMARTNET).
Product Centers. Our product centers are technology focused and develop, support and distribute specific infrastructure and other products. These products are used in our Competency Center solutions and/or our specific project implementations of the Delivery Units in meeting customer requirements of our projects. They are located in Calgary, Canada (IT Infrastructure-OASyS®); Baltimore, Maryland, U.S (SimSuite Pipeline); Fort Collins, Colorado, U.S (ArcFM Solutions Suite); Seville, Spain (Data Acquisition Subsystems-RTUs); Bilbao, Spain (Toll & Fare Collection Systems-Mobismart, Valtick, SATToll, WEBPark); Perth, Australia (AWOS and LLWAS).
Data Centers. Our data centers are buildings that we lease as a bare shell in which we install electrical facilities (including uninterruptible power supplies (“UPS”) and generators for power back up), air conditioning, fire protection and extinguisher systems, security (including 24x7 complete security control system and magnetic strip card controlled access, closed circuit TV’s and motion detectors), and a management system with 24x7 equipment monitoring and maintenance System (“SCADA”) as well as building out the interior. The data centers are used for the hosting and housing of our customers’ IT systems.

With the exception of a 1,303 square meter facility and 1,267 square meter facility in Beijing, China that we have purchased, all of our facilities are leased. As of December 31, 2007, we had leased facilities in more than 40 locations in Europe, North America, Latin America, Asia-Pacific, the Middle-East and Africa. As detailed in the table below, our material leases of facilities cover approximately 116,481 square meters (1,254,271 square feet) of office space.
Table of Facilities

	Square Meters	Square Feet
Location	(approx.)	(approx.)
Europe	81,024	872,618
North America (U.S. and Canada)	26,125	281,210
Latin America (including Mexico)	4,771	51,349
Asia-Pacific	4,121	44,358
Middle-East and Africa	440	4,736

Totals	116,481	1,254,271

Table of Material Leased Facilities

	Square	Square		Lease
	Meters	Feet.		Termination
Location	(approx.)	(approx.)	Type(1)	Date
Madrid, Spain	32,341	348,119	DU, CC, DC	Oct. 2020
Madrid, Spain	3,482	37,478	DC	Dec. 2010
Seville, Spain	6,127	65,947	DU, CC, PC	Dec. 2010
Seville, Spain	7,820	84,178	DU, CC, PC	Jul. 2013
Seville, Spain	877	9,435	DC	Dec. 2010
Barcelona, Spain	2,511	27,028	DC	Jan. 2009
Lisbon, Portugal	5,355	57,641	DU, DC	Jul. 2008
Houston, Texas, U.S.	4,476	48,177	DU	Nov. 2012
Fort Collins, Colorado, U.S.	2,646	28,482	DU, PC	May 2012
Calgary, Alberta, Canada	12,338	132,800	DU, CC, PC	July 2013
Río Janeiro, Brazil	491	5,285	DU	May 2008
Mexico City, Mexico	959	10,319	DU	Dec. 2007
Perth, Australia	1,239	13,336	DU, PC	June 2011
Baltimore, Maryland, U.S.	1,206	12,985	DU, PC	Jan. 2009
Rockville, Maryland, U.S.	2,731	29,391	DU, PC	April 2009
Austin, Texas, U.S.	479	5,161	DU, CC	Nov. 2010
Culemborg, Netherlands	633	6,813	DU	Sept. 2008

Total	85,711	922,575

Notes:

(1)	DU means Delivery Units; CC means Competency Centers; PC means Product Centers; DC means Data Centers;
Material Tangible Fixed Assets
     Our material tangible fixed assets consist primarily of the property and plants in our Spanish Data Centers in Madrid, Barcelona, Seville and our Data Center in Lisbon, Portugal.
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
Overview
     We are an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
     Our Energy and Transportation segments accounted for 36.5% and 39.5% for our revenues during the fiscal year ended December 31, 2007, 40.4% and 39.8% of our revenues during the fiscal year ended December 31, 2006 and 41.1% and 38.2% during the fiscal year ended December 31, 2005. Our three largest geographic regions are Europe, North America and Latin America, which accounted for 61.9%, 17.7% and 12.1%, respectively, of our 2007 revenues; 58.4%, 15.6% and 17.8%, respectively, of our 2006 revenues; and 53.8%, 14.6% and 17.1%, respectively, of our 2005 revenues.
Background
     Since the incorporation of our predecessor Sainco in 1963, we and our predecessors have been able to establish long-standing relationships with our customers in our Energy and Transportation segments and progressively introduce new ranges of products and services solutions to the market. We and our predecessors also have developed new related segments, such as Environment and Transportation, and we have successfully entered new geographies, such as Mexico, Brazil and China in the 1990’s, and Canada, the U.S., Australia and the Netherlands since the year 2000.
     Since Telvent was incorporated in 2000 as the holding company for the information technology business of the Abengoa Group, there have been occasional strategic realignments of the ownership of some businesses within the Abengoa Group. In 2001, we sold Abentel Telecomunicaciones, S.A. to Abengoa, and in 2002, we acquired Telvent Housing, Telvent Factory Holding AG and Telvent Portugal S.A. from Abengoa.
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

     The following table sets forth certain of our statements of operations data for the years ended December 31, 2007, 2006 and 2005.

	Year		Year		Year
	Ended	Percentage	ended	Percentage	ended	Percentage	Percentage	Percentage
	December	of 2007	December	of 2006	December	of 2005	Change	Change
	31, 2007	Revenues	31, 2006	Revenues	31, 2005	Revenues	2006-2007	2005-2006
	(Euros in thousands, except percentages and per share data)
Revenues(1)	€624,317	100%	€503,844	100%	€402,369	100%	23.9%	25.2%
Cost of revenues(1)	485,612	77.8	393,219	78.0	319,712	79.5	23.5%	23.0%

Gross profit	138,705	22.2	110,625	22.0	82,657	20.5	25.4%	33.8%
General and administrative	53,900	8.6	39,850	7.9	25,286	6.3
Sales and marketing	13,668	2.2	13,730	2.7	13,023	3.2
Research and development	19,106	3.1	16,465	3.3	14,980	3.7
Depreciation and amortization	10,623	1.7	9,562	1.9	8,225	2.0

Total operating expenses	€97,297	15.6	€79,607	15.8	€61,514	15.3
Income from operations	€41,408	6.6	€31,018	6.2	€21,143	5.3	33.5%	46.7%
Financial income	10,181	1.6	3,471	0.1	3,355	0.8
Financial expense	(20,063)	(3.2)	(10,114)	(2.0)	(6,787)	(1.7)
Income from companies carried under the equity method	324	0.1	—	—	—	—
Other income (expense), net	(2,025)	(0.3)	(387)	(0.1)	—	—

Total other income (expense)	(11,583)	(1.9)	(7,030)	(1.4)	(3,432)	(0.9)

Income before income taxes	€29,825	4.8	€23,988	4.8	€17,711	4.4
Income tax expense (benefit)	4,680	(0.7)	2,080	(0.4)	2,972	0.7

Net income before minority interest	25,145	4.0	21,908	4.3	14,739	3.7
Loss/(profit) attributable to minority interests	(268)		(70)		(373)	(0.1)

Net income	€24,877	4.0	€21,838	4.3	€14,366	3.6	13.9%	52.0%

Earnings per share Basic and diluted net income per share	€0.85		€0.75		€0.49

Weighted average number of shares outstanding Basic and diluted	29,247,100		29,247,100		29,247,100

(1)    In 2004, we applied FIN 46-R to all remaining joint ventures created after January 1, 2004. As such, all joint ventures in which Telvent is the primary beneficiary are consolidated. As of December 31, 2007, total assets coming from these consolidated entities amounted to
€ 36,252 and € 54,073 as of December 31, 2007 and 2006, respectively. Total revenue recognized with respect to these consolidated joint ventures was € 42,526, including € 29,515 of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2007. During the corresponding period in 2006, revenue recognized with respect to these consolidated joint ventures was
€ 48,577, including € 40,947 of revenues of other venture partners in these arrangements. During the corresponding period in 2005, revenue recognized with respect to these consolidated joint ventures was € 42,403, including € 31,684 of revenues of other venture partners in these arrangements. Total cost of revenues recognized with respect to these consolidated joint ventures was € 42,154, including € 29,372 of cost of other venture partners in these arrangements, during the twelve months ended December 31, 2007. During the corresponding period in 2006, cost of revenues recognized with respect to these consolidated joint ventures was € 47,919, including
€ 40,761 of cost of other venture partners in these arrangements. During the corresponding period in 2005, cost of revenues recognized with respect to these consolidated joint ventures was € 42,119, including € 31,528 of cost of other venture partners in these arrangements. The financial statements of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.
Bookings and Backlog
     New contract bookings represent new signed contracts for the year, regardless of performance. New contract bookings in 2007 were
€ 684.7 million, an increase of € 131.9 million, or 23.8%, from new bookings of € 552.8 million in 2006. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of December 31, 2007 was € 549.6 million, an increase of € 104.4 million, or 23.5% from a backlog of € 445.2 million as of December 31, 2006. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.

Acquisitions
     In 2005, 2006 and 2007, acquisitions had an impact on our results of operations.
Acquisition of Telvent Miner & Miner
     On December 10, 2004, we acquired 70% of the issued and outstanding shares of Telvent Miner & Miner. Effective January 1, 2006, Telvent acquired the remaining 30% of its shares. The results of operations of Telvent Miner & Miner are reflected in our results of operations, for the full years 2007 and 2006, and, net of minority interest, in 2005.
     Based in Fort Collins, Colorado, U.S., Telvent Miner & Miner is the developer of ArcFM, a GIS software solution for utilities that has been implemented at more than 180 utilities in North America and abroad. Since 1987, Telvent Miner & Miner has been a strategic business partner of ESRI, a market leader for GIS. Telvent Miner & Miner is also the developer of Responder, an Outage Management System, and Designer, which provides an integrated environment on a desktop or mobile device for work flow management, network analysis, automated layouts and job cost estimates. This acquisition is part of our strategy of offering seamless enterprise-integrated, real-time data to increase the efficiency, security and profitability of our customers in the Energy, Transportation and Environment segments worldwide.
Acquisition of Almos
     On July 6, 2005, we acquired 100% of the shares of Almos. With its head office in Perth, Australia, Almos is a market-leading supplier of meteorological solutions. The results of operations of Almos are reflected in our results of operations for the full years 2007 and 2006, and for six months in 2005.
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
     Almos added market leading solutions to our portfolio of meteorology solutions that we will be able to offer to our Environment segment clients and also has the potential to open a new geography for the rest of our business. We expect that our customers in this market segment benefit from the technological, market, and business synergies resulting from this transaction.
Acquisition of Beijing Blue Shield
     On April 26, 2006, our subsidiary, Telvent China, acquired 80% of the issued and outstanding shares of Beijing Blue Shield, a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The results of operations of Beijing Blue Shield are reflected in our results of operations for the full year 2007 and for eight months in 2006.
     As investment in traffic infrastructure across China increases, this acquisition has provided us with an opportunity to increase our traffic business in China. Beijing Blue Shield has designed and supplied traffic systems for more than 300 projects in over 100 cities across China. Beijing Blue Shield’s core BBS-ATMS 4.0 traffic control system incorporates traffic engineering, monitoring, control and signal control. Beijing Blue Shield also has developed airport safety check information management systems. Beijing Blue Shield’s founding shareholders, China Motor-Vehicle Safety Appraisal Center and Shenzen Airport Co. Ltd., continues to hold the remaining 20% shares of Beijing Blue Shield and we will work with them to develop future business opportunities.
Acquisition of Farradyne
     On July 1, 2006, our subsidiary, Telvent Traffic, completed the acquisition from Parsons Brinckerhoff Quade & Douglas, Inc. and PB Energy Storage Services, Inc., of 100% of their Farradyne traffic business, a leading provider of traffic information technology (IT) products and consulting and integration services in the U.S. and 100% of the shares of PB Farradyne, Inc., which is now called Telvent Farradyne Inc. The acquisition of Farradyne, based in Rockville, Maryland, U.S., with fifteen offices in ten states in the U.S., solidifies Telvent’s position in the Transportation segment in the U.S. and globally. Farradyne, with more than 275 professionals, has a wide range of skills and experience in areas that include planning, deploying, integrating, operating, marketing and designing Intelligent Transportation Systems (ITS), 511 traveler information systems, traffic signal systems, regional information systems, freeway management systems and operations and maintenance.

     The results of operations of Farradyne are reflected in our results of operations for the full year 2007 and for six months in 2006.
Acquisition of Maexbic
     On November 13, 2006, we completed the acquisition of 100% of the shares of Maexbic, S.A., a supplier of public transportation ticketing technology in Spain. The results of operations of Maexbic are reflected in our results of operations for the full year 2007 and for two months in 2006. Maexbic is headquartered in Barcelona and has more than 25 years experience in the development and implementation of public transportation ticket issuing, cancellation and control systems in the Spanish market. This acquisition strengthens our position in the Spanish transportation ticketing market. The combination of Telvent’s technology for rail transportation ticketing systems, together with Maexbic’s solutions and products, enables Telvent to offer a complete and scalable solution to integrate bus and rail fares which enable passengers to use a single ticket to access all of a city’s transport systems.
Acquisition of Caseta
     On April 27, 2007, our subsidiary, Telvent Traffic, completed a stock purchase agreement pursuant to which Telvent Traffic acquired 100% of the shares of Caseta Technologies, Inc. (“Caseta”), an Austin, Texas-based company engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The acquisition of Caseta, combined with the acquisition of Farradyne in July 2006, strengthened Telvent’s position as a supplier of electronic toll collection and intelligent transportation systems (ITS) in the United States, as well as globally. The results of operations of Caseta have been included in the Company’s Transportation segment from the date of its acquisition.
Acquisition of 58% of Matchmind
     Effective October 1, 2007, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind Holding, S.L. and its subsidiaries Matchmind S.L., and Matchmind Ingenieria de Software, S.L. (collectively, “Matchmind”), a company that specializes in system integration, consulting services and information technology outsourcing. The remaining shares will be held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The results of operations of Matchmind, net of minority interest, have been included in the Company’s Global Services segment from the date of its acquisition.
Segments and Geographic Information
     The Company changed, effective January 1, 2007, its internal reporting structure, and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation of the weather, the climate, the hydrology and the atmosphere and its impacts to different economic sectors together with the provision of technology oriented to enhance the use and management of water resources done by water utilities.

•	Public Administration works for the optimization of the governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Year Ended December 31, 2007
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Public Admin.	Global Services	Total
Revenues	€228,093	€246,794	€38,320	€50,185	€60,925	€624,317
Gross Profit	€49,067	€48,868	€10,302	€8,137	€22,331	€138,705
Gross Margin	21.5%	19.8%	26.9%	16.2%	36.7%	22.2%

	Year Ended December 31, 2006
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Public Admin.	Global Services	Total
Revenues	€203,556	€200,419	€43,473	€23,366	€33,030	€503,844
Gross Profit	€46,132	€37,226	€9,433	€4,964	€12,870	€110,625
Gross Margin	22.7%	18.6%	21.7%	21.2%	39.0%	22.0%

	Year Ended December 31, 2005
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Public Admin.	Global Services	Total
Revenues	€165,496	€153,742	€36,021	€12,068	€35,042	€402,369
Gross Profit	€34,633	€26,337	€8,405	€2,747	€10,535	€82,657
Gross Margin	20.9%	17.1%	23.3%	22.8%	30.1%	20.5%
Energy

	Year Ended December 31,
	(Euros in thousands, except percentages)
	2007	2006	2005
Revenues	€228,093	€203,556	€165,496
Gross Profit	€49,067	€46,132	€34,633
Gross Margin	21.5%	22.7%	20.9%
Revenue growth rate over prior period	12.1%	23.0%	46.4%
     Our Energy segment revenues increased organically 12.1% from € 203.6 million in 2006 to € 228.1 million in 2007, mainly due to general good business performance and the execution of the Vattenfall Smart Metering project. Gross margins have shown a decrease from 22.7% in 2006 to 21.5% in 2007, particularly due to the impact of difficulties encountered in one of our large projects in Mexico, where margins were significantly affected due to the recognition of approximately € 5 million in losses resulting from negotiations with Pemex on the completion of certain contracts that were suffering delays. The growth in revenues in this segment also has been affected by the fact that a significant portion of revenues are recorded in U.S. Dollars, which have significantly depreciated against the Euro, our reporting currency.
     During 2007, we strengthened our leadership position in this segment in Europe and North America. We also have been able to maintain growth rates in new business areas such as professional services, the Smart Grid Solution initiative and in control systems for renewable energies such as bio-ethanol and solar power plants.
     Backlog, as of December 31, 2007, for our Energy segment, amounted to € 123.7 million.
Oil & Gas
     Our revenues for the Oil & Gas business for the year 2007 have decreased 24.8%, from € 71.2 million in 2006 to € 53.6 million in 2007. The decrease is mainly due to slower activity in the Mexican market and the fact that most of our revenues in this unit are recorded in U.S. dollars, and have, therefore, been impacted by the U.S. Dollar depreciation against the Euro in 2007. In addition, several bookings expected for 2007 have been delayed.

     Revenues in North America increased by 33.6%, from € 24.8 million in 2006 to € 33.2 million in 2007. This significant increase was due in part to the large backlog existing at December 31, 2006, and the strong sales in the first quarter of 2007. 2007 results were better than expected in our modeling and simulation group due to the strong interest in an integrated operations environment and our new power optimization initiative introduced in 2007. This business unit continues to be driven by increasing focus on public and environmental safety and energy conservation and efficiencies in operations. We expect revenues to show a strong start in 2008 as a result of the healthy backlog and strong early sales prospects particularly in the North American and Latin American installed base.
     Bookings in North America for the year 2007 have grown. Projects were fewer in number, but larger in value, reflecting the trend toward more integrated solutions incorporating multiple products and data integration services as the market re-tools its operational environments. Professional services remain strong with annual or multi-year services bookings and support agreements recorded in December, as customers evaluate their plans for upgrading to the 2007 release of OASyS DNA 7.5.
     Gross margin in the North American region decreased from 40.6% in 2006 to 36.4% in 2007. The decrease is mostly attributable to increased staffing costs in Canada and to the depreciation of the U.S. Dollar. The new employees, hired to deliver higher revenue, required training time to achieve full productivity. Also, most of our revenues are obtained in U.S. Dollars, while costs, mainly labor, are largely incurred in Canadian dollars. During 2007, we entered into derivative contracts to hedge against this foreign currency exchange risk.
     During 2007, Telvent was awarded one of its largest ever SCADA replacement contracts by a major U.S. customer. The project calls for the engineering design and replacement of their existing operations and applications platforms with Telvent’s latest OASyS DNA release. Our successful bid combined our market leading status, security leadership, data management technology and strong alliances with partners like OSIsoft. Telvent’s industry leadership continues with the selection of OASyS, Liquids, and Gas Suites by the largest refined product, crude oil & gas pipelines in the U.S. Further, Telvent can now claim the longest running IT outsource in the Canadian oil & gas hub in Calgary, Canada with a service offering expanding to include field support. Telvent entered into a joint development agreement with Chevron and NuStar to develop and deploy in 2007, a power optimization application build on our industry proven transient hydraulic model, SimSuite Pipeline. Successful initial release of this product continues to draw attention in the marketplace with a second release planed to follow in 2008.
     Telvent continues to be a market leader in real-time critical infrastructure system security with our latest release of OASyS DNA 7.5. Continued investment in advanced applications for power optimization, emergency response and flow measurement and management remains a strong focus in this sector world-wide.
     Oil & Gas revenues in Mexico have decreased by 83.9%, when comparing the twelve month period ending December 31, 2007 to the same period in 2006. Gross margins have been negative in the period in this region as a result of difficulties encountered in one of our major projects with Pemex, where margins were significantly affected due to the recognition of approximately € 5 million in losses resulting from negotiations with Pemex on the completion of certain contracts that were suffering delays. However, as this situation stabilizes, we are optimistic about the prospect for new contracts in the region and with this particular customer.
     In the rest of Latin America, Oil & Gas revenues increased by 13.2% for the twelve-month period ending December 31, 2007, compared to the same period in 2006. This increase can be attributed to an overall eagerness by customers to upgrade and expand their critical infrastructure control and operations applications to address security and enterprise integration needs. Our strong market share in the region gives us optimism about this geography. We expect the upward trend in revenues to continue, based on substantial bookings in the fourth quarter of 2007 and a strong forecast for 2008.
     The Asia-Pacific region, particularly China, continues to be a market with a high rate of ongoing infrastructure investment. Oil & Gas revenues in the region have increased by 13.8% for the twelve-month period ending December 31, 2007, compared to the same period in 2006.
     Revenues in Europe and the Middle East have decreased by 35.3%, compared to the same period in 2006, since we have completed some major projects in Europe during 2007. Gross margins in our international Oil & Gas business have been challenged during the period due to delays on the KCP project in Kazakhstan. Beyond this situation, prospects in the region continue to be strong based on the strength of world oil prices.

Electricity
     Our revenues for the electric utility business for the year 2007 amounted to € 174.5 million, while revenues in the same period of 2006 were € 132.3 million, an increase of 31.9% year over year. The main factor for this significant growth was the good development of the Smart Meter Management deployment project for Vattenfall in Sweden.
     In North America, the electric utility business revenues increased by 4.4% from € 26.2 million in 2006 to € 27.3 million in 2007. The increase in revenues is mainly due to sales of our automation products to large utilities and the success of our enterprise GIS solutions. A contract for an Outage Management System (“OMS”) at Enmax in Calgary, Canada, and an enterprise license for core GIS at Sempra were two of the most significant contracts in the last quarter of the year. Software sales, with intrinsic high margin value, help to drive higher-than-average gross profits within the Geographic Information System business in North America. The growth in revenues that we experienced in North America was impacted by the depreciation of the U.S. Dollar against the Euro. Telvent’s sales of its ArcFM suite of GIS products continue with their upward trend in North America and Latin America as well as in Western Europe, including the UK, Scandinavia and German-speaking countries.
     In Europe, we experienced significant revenue growth of 52.0%, from € 70.5 million in 2006 to € 107.2 million in 2007. This was mainly as a result of the contribution of our Smart Metering Management (“SMM”) project with Vattenfall in Sweden, which has contributed more than € 70 million in revenues during 2007. The roll-out of the SMM project for Vattenfall continues according to schedule and is achieving the milestones and technical requirements of the contract. In 2007, we were awarded additional new business, doubling the initial contract value.
     In Spain, our automation projects with Adif and Red Eléctrica and the implementation of our systems in bioethanol (Lacq in France and San Roque in Spain) and solar power plants with Abengoa contributed to generate significant revenues, partially offset by some delays in projects for Endesa, one of our major customers in Spain.
     In the Latin American region, our revenues increased by 28.6% from € 27.6 million in 2006 to € 35.5 million in 2007, mainly due to the good performance of the business in Brazil. Latin America is also experiencing some delays in projects like Cadafe in Venezuela and Emcali, in Colombia. However, important Smart Grid Solutions projects have been booked in the region during 2007, in Chile, Colombia, Venezuela, Panamá and are currently being carried out. This activity evidences increasing momentum in our Smart Grid Solution initiative.
     On the other hand, in our Middle East and Africa region, the Tunisia project continues to have problems with respect to acceptance of the systems provided, which is resulting in some margin pressures. It is important to note, however, that recently, the situation seems to be improving and we are making important progress in the acceptance of the project plan. We foresee conclusion of this project in the first six months of 2008.
Transportation

	Year Ended December 31,
	2007	2006	2005
	(Euros in thousands, except percentages)
Revenues	€246,794	€200,419	€153,742
Gross Profit	€48,868	€37,226	€26,337
Gross Margin	19.8%	18.6%	17.1%
Revenue growth rate over prior period	23.1%	30.4%	14.3%
     Our Transportation segment revenues for the year 2007 increased by 23.1%, from € 200.4 million in 2006 to € 246.8 million in 2007. The increase in the revenues resulted mostly from good business performance in Spain, North America, Latin America, Asia and the Middle East, and from acquisitions completed during 2006 and 2007 in the U.S. and China. Telvent Blueshield, Telvent Farradyne, Maexbic, and Caseta contributed € 1.2 million, € 40.9 million, € 3.5 million, and € 3.1 million, respectively, in revenues for the year ended December 31, 2007, with a contribution of € 1.2 million and € 17.2 million for Telvent Blueshield and Telvent Farradyne, respectively, in the same period of 2006. Gross margin grew from 18.6% in 2006 to 19.8% for the year 2007 mainly due to the contribution of higher margin business in North America.

     As most of our temporary joint venture consortiums are in our Transportation segment in Spain, the majority of the impact of their consolidation is reflected in the revenues in this segment for both the year ended December 31, 2007 and the same period in 2006. In 2007 and 2006, we consolidated additional revenues of € 25.7 million and € 36.1 million, respectively, relating to other venture partners. Excluding the effect of the consolidation of these joint ventures, the growth between periods amounted to 34.6%, from € 164.3 million in 2006 to € 221.0 in 2007.
     We have continued to strengthen traveler information and have maintained our leadership in integrated Intelligent Transportation Systems (“ITS”) for traffic management, incident detection, intersection monitoring, automatic toll systems, city access management systems and enforcement, with a wide range of products and services that help to minimize city traffic congestion and maximize inter-city traffic capacity. We acquired Caseta Technologies in April 2007, which brings strong expertise in toll systems and are working on the new free-flow toll systems for the Central Texas Regional Mobility Authority (“CTRMA”), complementing our tolling activities in Europe, Asia and Latin America.
     In the Transportation segment, 2007 was a year with a high volume of new contracts and significant increase in transit activities, mainly in Spain and Latin America. Also, traffic activities were increased in North America, Latin America, Asia and Middle-East. The UTC project in Beirut and the violations enforcement and traffic management project in Saudi Arabia provided significant entries to new markets.
     In Europe, we achieved revenue growth of 6.2% with gross margins of 16.1%, mostly coming from projects in Spain. We maintained gross margin compared to 2006. There was an increase in demand for enforcement-related projects in the region (e.g. the PRIDE project for the Guardia Civil de Trafico, extension of the speed enforcement network and start of the new national enforcement processing center). Important projects also were obtained due to significant public investments in infrastructure in the public transport network (Metro de Madrid, light-rail and railways). Transit activity increased significantly in the Spanish market, where revenues increased by 110% when compared to 2006, rising to € 60.4 million. Maexbic, acquired in November 2006 and fully integrated in the transit activity in Spain for bus ticketing, suitably complemented our ticketing product line. Maintenance and operations activities continue to provide stable revenues from recurrent customers. Outside of Spain, the three relevant projects were the maintenance and upgrades of our historical Oresund Link Project, in Sweden, ITS in Romania and the M4 — M6 toll system for Eurolink, in Ireland.
     In North America, we experienced an increase in revenues of 133.5%, from € 18.9 million in 2006 to € 44.1 million in 2007. We have established a leadership position in the traffic industry through the acquisition of Farradyne. During 2007, we were awarded contracts for traveler information services, operation of traffic management centers and traffic management systems in the U.S. Consultancy and staffing contracts have also been awarded from Florida, U.S DOT and others, with higher margins than typical turn-key projects. Transit activity is currently restricted to public transport priority systems. Toll systems maintenance in NY and free-flow toll collection system for CTRMA also produced revenues from Caseta.
     In Latin America, we experienced an increase in revenues of 5.1%, from € 23.8 million in 2006 to € 25.0 million in 2007, with a gross margin of 23.3%, compared to 19.3% in 2006. A significant increase in both traffic and transit activities were experienced in Mexico and Brazil, with vessel traffic control, ticketing, ITS and urban traffic management. The award of Panama City UTC is significant, as it has been awarded as a financed project with two-year design and construction period and seven-years of operations and maintenance period. This project finance offering to clients may result in more opportunities in this area. Maintenance is also a key aspect for recurrent revenues in Mexico, Brazil, and Argentina.
     In the Asia-Pacific region, we are benefiting from the local presence of Telvent Blueshield in China. We continue to grow in this region due to the continuous completion of projects. During 2007, we experienced growth of 22.1%, with revenues of € 12.7 million and gross margin of 28.6%, compared to € 10.4 million of revenues and a gross margin of 25.2% in 2006. These improvements are mainly due to the UTC systems in Xin Xian, Urumqi and Erdos in China, the red-light enforcement project in Bangkok and the start of the Mumbai UTC project in India. Next year, a significant effort will be undertaken to adapt our product line to the Chinese market, allowing a larger penetration, in competition with local companies.
     In the Middle-East and Africa region, our revenues increased by 149.1%, from € 6.0 million in 2006 to € 14.9 million in 2007, mainly due to the Beirut Urban Traffic systems project and the Automatic Traffic Violation Administering and Monitoring (ATVAM) project in Saudi Arabia. However, gross margins decreased to 18.1% in 2007, versus 20.5% in 2006 due to the project difficulties and delays in Beirut. The ATVAM  project in Saudi Arabia will be the foundation for activity in the region during the coming years. Also, the Vessel Traffic Control of Ras Laffan has been completed, as a starting point for future growth.

     Backlog for the Transportation segment, as of December 31, 2007 increased by 60.2%, to € 278.5 million.
Environment

	Year Ended December 31,
	2007	2006	2005
	(Euros in thousands, except percentages)
Revenues	€38,320	€43,473	€36,021
Gross Profit	€10,302	€9,433	€8,405
Gross Margin	26.9%	21.7%	23.3%
Revenue growth rate over prior period	(11.9)%	20.7%	29.0%
     Revenues generated in our Environment segment decreased by 11.9% from € 43.5 million in 2006 to € 38.3 million in 2007 due to a significant decrease of the contribution of some contracts mainly in Europe, North America and Latin America. However, our gross margin significantly increased from 21.7% in 2006 to 26.9% in 2007 due to the completion of some low-margin projects at the end of 2006 and the improvement of the margins of some maintenance contracts in Europe.
     Revenues in Europe have decreased by 16.7% over the previous year, mainly due to the significant contribution to revenues in the first quarter of 2006 of two large contracts with the Spanish Meteorological Institute (the Weather Radar modernization contract and a contract for the Improvement of Meteorological Systems in 40 Spanish airports). In 2007, we continued developing profitable business with recurring customers in meteorology and hydrology areas in Spain, Netherlands, Belgium and Switzerland, and with the Environmental Agencies in Spain. UK and Germany were new markets entered in 2007 for aviation weather business that also contributed to 2007 revenues. In 2007, we continued operations in Turkey in the Water business area; these operations contributed 9% of the total revenues in Europe. A significant part of our revenues in this region is coming from recurring maintenance and services contracts that produce in higher gross margins.
     In North America, our revenues, which represent approximately 16% of the total Environment segment revenues in 2007, decreased by 26.7%, mainly due to the fact that the Alberta RWIS project is currently in a lower-revenue services-oriented phase. The recurring VIP services (maintenance, support and upgrade) contracts with Water utilities in Canada and the U.S. and the long-term RWIS Operation contract in Alberta province continue being the main and stable revenue stream.
     In Latin America, our revenues in 2007 decreased by 14.6% due to the political situation and budget restrictions of many customers in the region. Revenues in this region, which represent 8% of the total, are mainly due to the water management system in progress in Belo Horizonte (Brazil) and the Aviation Weather project for the modernization of meteorological infrastructures in the main airports in Venezuela.
     In the Middle East and Africa regions, our revenues slightly decreased by 4.1%, from € 8.9 million in 2006 to € 8.5 million in 2007, mainly as a result of the completion in 2007 of the large National AWOS Program for the DGCA in Kuwait. However, our Environment activity in Middle East and Africa regions has consolidated as one of our main geographies for this segment, with a contribution to revenues of over 20% of the total segment revenues. Revenues mostly are generated in Qatar, where we have ongoing contracts for water management, optimization and modeling systems, and in Kuwait, with ongoing National Meteorological and Climatological Information and Forecasting systems. Also the weather radar modernization program ongoing in Morocco contributed significantly to 2007 revenues.
     In 2007, the Asia-Pacific region almost doubled revenues over the previous year, from € 1.6 million in 2006 to € 3.1 million in 2007, which represents 7.6% of the total. Contracts awarded in 2007 in Australia for the national automated surface weather and sea level observing systems, and the aviation weather contracts for the major airports in India contributed to the growth experienced in this region.
     In 2007, up to 73% of the total segment revenues were generated in our Environmental Observation business unit, while 27% was generated in water management systems and services for utilities and municipalities. In addition, about 30% of 2007 revenues came from recurring maintenance, operation and services contracts, while the remaining 70% from turn-key projects.
     Backlog in our Environment segment was € 42.3 million as of December 31, 2007, a 8.8% decrease over the prior period.

Public Administration

	Year Ended December 31,
	2007	2006	2005
	(Euros in thousands, except percentages)
Revenues	€50,185	€23,366	€12,068
Gross Profit	€8,137	€4,964	€2,747
Gross Margin	16.2%	21.2%	22.8%
Revenue growth rate over prior period	114.8%	93.6%	34.1%
     Revenues in our Public Administration segment for the year ending December 31, 2007 increased by 114.8% over the same period of 2006, from € 23.4 million to € 50.2 million, primarily due to the consolidation of our presence in e-government applications and our expansion in the healthcare sector. These significant results represent the steady organic growth in both our healthcare and government businesses and the continuing development and evolution we have experienced in Public Administration activity.
     Gross margin in the year ending December, 2007 decreased from 21.2% in 2006 to 16.2% in 2007. This decrease resulted from a change in our revenue mix, with a higher contribution of turn-key contracts with lower margins.
     In Europe, in this segment we only operate in Spain, where we have expanded our presence in the Cantabria regional government. We continue to implement the contract awarded in June 2007 by the Spanish Central Government to our Homeland Security and Government unit, for the supply and implementation of the specialized personalization equipment for the issuing, analysis and authentication of the new Spanish electronic identity document. We also continue working on several projects, such as the electronic signature project for the Public Administrations Ministry, for which we provide our digital signature platform to various public entities and regional governments, the Identification Verification System for the Homeland Security Ministry, that enables automatic detection of possible fraud and facilitates the capture of the document bearer’s data at every Spanish border control office, and the extension of the NISA nodes Interconnection and Management of Contents contracts we have signed valued at € 1.4 million, among others. The gross margin in our Homeland Security and Government unit decreased from 24.1% in 2006 to 14.0% in 2007, due to a higher contribution of turn-key contracts with lower margins. However, the total revenues coming from our Homeland Security and Government business increased by 163.1% over the fiscal year 2006.
     In our healthcare IT business, we have experienced a 40.6% increase over 2006. We have been awarded important contracts, such as the contract in Dominican Republic for the development and implementation of hospital information systems. This contract is as a result of notable marketing activities undertaken in that country and we expect to continue in this line of work in the upcoming years. We also have signed an important contract for the supply of equipment to the Andalusian Health Service valued at € 4.0 million. We are leveraging our success in Andalusia to extend our business to the rest of Spain and abroad. Of significant mention is the anticipated commencement of our commercial activities in China, which we expect to begin to materialize in 2008. The gross margin in our healthcare business significantly increased from 16.8% in 2006 to 22.5% in 2007.
     In Latin America, specifically in the Dominican Republic, we continue the performance of contracts that we have been awarded in our healthcare area, through which we are consolidating our position in that country. We expect to continue the expansion to other countries in that region.
     Backlog in our Public Administration segment as of December 31, 2007 amounted to € 32.4 million, compared to € 26.3 million in 2006.

Global Services

	Year Ended December 31,
	2007	2006	2005
	(Euros in thousands, except percentages)
Revenues	€60,925	€33,030	€35,042
Gross Profit	€22,331	€12,870	€10,535
Gross Margin	36.7%	39.0%	30.1%
Revenue growth rate over prior period	84.5%	(5.7)%	24.7%
     Our Global Services segment grew 84.5% in the full fiscal year 2007, from € 33.0 million in 2006 to € 60.9 million in 2007. This significant increase represents a combination of steady organic growth due to further market development and the continuing evolution of our Outsourcing and IT Infrastructure Management division, and the integration of the business of Matchmind, that contributed € 16.9 million in the fourth quarter of 2007. Both bookings and backlog have significantly increased during the year and thus, the monthly recurrent execution is substantially larger in comparison with previous periods.
     Our Global Services segment is composed of four different divisions: Consulting (Business Consulting and Technology Consulting); Technology (Implementation and Development); Software Factories; and Outsourcing and IT Infrastructure Management (our Data Center managed services activity). The first three divisions were added after the acquisition of Matchmind.
     Excluding Matchmind, our Global Services revenues in 2007 would have increased by 33.2% over the fiscal year 2006. This increase mainly reflects the growth in the IT Infrastructure Management services projects we provide.
     Our gross margin has slightly declined from 39.0% to 36.7%, due to a change in our revenue mix, with a larger participation of contracts with a higher contribution of integrated IT services, rather than the pure hosting contracts, with higher margins, and also due to the integration of Matchmind, with overall lower gross margins.
     In our Outsourcing and IT Infrastructure Management business, we experienced 23.9% growth in the fiscal year 2007, with important contracts like IT Outsourcing for the Spanish Institute of Foreign Trade (ICEX), the web design and content management for iRTVE (a Spanish Public TV), IT outsourcing for Real Madrid (a Spanish soccer club), that brought a large part of our sales in the period and a good backlog for fiscal year 2008 because all of them are recurrent services contracts.
     We believe that the Global Services segment is becoming a consolidated business, with a mix of consulting, outsourcing and systems integration services, leveraging our data center capabilities and our large installed base of more than 700 customers. Most of the revenues are recurrent. Thus we expect margins to be stable in this range, since most of the contracts are multi-year contracts (three to five years in average) with fixed monthly installments.
     Over 90% of our business in the Global Services segment is carried out in Europe, in particular in Spain and Portugal. However, we are leveraging our success in Spain with the financial services market to extend our business to other regions such as Latin America, where there is a large installed base of the major Spanish financial institutions (Banco Santander, Sabadell and BBVA).
     Backlog in this segment measured as of December 31, 2007 increased by 35.4%, to € 72.7 million, as compared to backlog at December 31, 2006.

Geographic Information
     The following table identifies our revenues by region during 2007, 2006 and 2005, and the percentage change per selected region for the periods presented.

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2007	2006	2005	2006 - 2007	2005-2006
	(Euros in thousands, except percentages)
Europe	€386,219	€294,229	€216,653	31.3%	35.8%
Latin America	75,392	89,757	68,583	(16.0)%	30.9%
North America	110,647	78,360	58,843	41.5%	33.2%
Asia-Pacific	25,083	19,065	31,905	31.6%	(40.2)%
Middle East and Africa	26,976	22,433	26,385	20.2%	(15.0)%

Total	€624,317	€503,844	€402,369

Results of Operations
Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2007	2006	2006-2007
(Euros in thousands, except percentages)
€624,317	€503,844	23.9%
     The increase in our revenues for the year ended December 31, 2007 over the corresponding period in 2006 was due primarily to organic growth in all of our segments, except Environment, and the effect of the revenues from the companies we acquired in 2006 and 2007 in our Transportation and Global Services segments. Telvent Blueshield, Telvent Farradyne, Maexbic, Caseta and Matchmind contributed € 1.2 million, € 40.9 million, € 3.5 million, € 3.1 million, and € 16.9 million, respectively, in revenues for the year ended December 31, 2007, with a contribution of € 1.2 million and € 17.2 million for Telvent Blueshield and Telvent Farradyne, respectively, in the same period of 2006. The most significant organic growth comes from our Energy, Public Administration and Global Services segments, growing organically by 12.1%, 114.8%, and 33.3%, respectively.
     In the year ended December 31, 2007, we also consolidated additional revenues of € 29.5 million relating to other joint venture partners, and € 40.9 million in the corresponding period of the prior year.
     In addition, revenues have been significantly affected by changes in foreign exchange rates, in particular the depreciation of the U.S. and Canadian Dollars versus the Euro. The effect of foreign exchange impact on our 2007 revenues amounted to approximately € 12.4 million.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	change
2007	Revenues	2006	Revenues	2006-2007
	(Euros in thousands, except percentages)
€485,612	77.8%	€393,219	78.0%	23.5%
     Cost of revenues decreased slightly as a percentage of revenues for the year ended December 31, 2007, and therefore gross margins increased over the corresponding period in 2006 due mostly to a slight increase in our Transportation and Environment segment gross margins This was offset, however, by lower Energy segment margins caused by difficulties encountered in one of our large projects in Mexico and a decrease in margins in the Public Administration segment. In Mexico, margins were significantly affected due to the recognition of approximately € 5.5 million in losses due to negotiations with Pemex on the completion of certain contracts that were suffering delays.

     Cost of revenues for the year ended December 31, 2007 also included € 29.4 million due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners. Such consolidated costs reduced our gross margin. For the year ended December 31, 2006, such contribution represented € 40.8 million. Excluding the effect of the consolidation of our temporary joint-venture consortiums, our gross margins for the years ended December 31, 2007 and 2006 would have been 23.3% and 23.9%, respectively.
General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	change
2007	Revenues	2006	Revenues	2006-2007
	(Euros in thousands, except percentages)
€53,900	8.6%	€39,850	7.9%	35.3%
     Our general and administrative expenses increased significantly from 2006 to 2007, mainly as a result of the consolidation of general and administrative costs from the companies we acquired in 2006 and 2007. Telvent Blueshield, Telvent Farradyne, Maexbic, Caseta and Matchmind contributed € 0.4 million, € 7.6 million, € 0.5 million, € 1.0 million, and € 3.2 million, respectively, in general and administrative expenses for the year ended December 31, 2007, with a contribution of € 0.4 million and € 4.0 million for Telvent Blueshield and Telvent Farradyne, respectively, in the same period of 2006. Telvent Farradyne, in particular, has incurred in significant non-recurrent general and administrative expenses as a result of its integration process, since it was previously a division of a company with no accounting, finance, legal, administrative, and operations support structure of its own. We expect that such costs will be reduced in the future as we complete the integration of the Farradyne business.
     Included within general and administrative expenses are legal, accounting, internal control and investor relations costs that we continue to incur as a result of being a publicly-traded company in the U.S. We have incurred significant internal and external costs during 2007, including audit fees of € 1.9 million, as a result of the work performed throughout the year in order to remediate the material weakness that we disclosed in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007.
     Furthermore, the establishment of a branch office in Sweden to carry out the Smart Metering Management (“SMM”) Vattenfall project has contributed to an increase in general and administrative expenses period-to-period.
     Additionally, during the year ended December 31, 2007, we have included in general and administrative expenses the accrual for our extraordinary variable compensation plan which amounted to € 1.0 million, with no corresponding effect in the prior year. Furthermore, our stock compensation plans increased our general and administrative expenses in both periods; the impact of these charges was € 1.7 million and € 1.9 million for 2007 and 2006, respectively.
     Although our continuing reorganization and integration efforts produced some cost savings during 2007, such cost savings are partially offset by the expenses described above. We expect that our internal reorganization and integration of our acquisitions will continue to contribute cost savings in the near future, but we also expect to continue to incur additional internal control, auditing, accounting and legal costs, new acquisition integration costs and other similar expenses in 2008 and thereafter, although our objective is to decrease these as a percentage of revenues.
Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	change
2007	Revenues	2006	Revenues	2006-2007
	(Euros in thousands, except percentages)
€13,668	2.2%	€13,730	2.7%	(0.5)%
     The decrease in our sales and marketing expenses as a percentage of revenues was primarily the result of higher selling expenses and sales personnel costs incurred in 2006, prior to the acquisitions we closed in the Transportation segment in connection with our efforts to develop our traffic business in North America and the consolidation of our presence in new regions such as the Middle East and Africa. We expect our sales and marketing expenses to stay at levels between 2% and 3% of revenues.

Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	change
2007	Revenues	2006	Revenues	2006-2007
	(Euros in thousands, except percentages)
€19,106	3.1%	€16,465	3.3%	16.0%
     Our research and development expenses decreased slightly as a percentage of revenues, mainly due to a decrease in our Transportation segment investment in research and development, caused by efficiencies obtained as a result of the technology purchased in the acquisitions we made in this segment in 2006 and 2007. We strive to reach and maintain an approximate level of investment in research and development of 4% as a percentage of revenues, excluding the effect of the consolidation of our temporary consortiums. We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we have acquired. The number of our research and development projects related to the development of higher value-added applications are expected to increase in line with our strategy.
Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	change
2007	Revenues	2006	Revenues	2006-2007
	(Euros in thousands, except percentages)
€10,623	1.7%	€9,562	1.9%	11.1%
     The increase in depreciation and amortization from 2006 to 2007 was mainly due to the non-cash amortization expense resulting from the intangible assets identified and recognized in the purchase price allocations performed in acquisitions, such as backlog (customer contracts), software and purchased technology and customer relationships. In addition, the increase is due to an increase in depreciation expense coming from our capital leases. The amortization expense related to intangibles identified and recognized in our purchases was € 3.6 million in 2007 and € 3.5 million in 2006.
Financial Expense, Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	change
2007	Revenues	2006	Revenues	2006-2007
	(Euros in thousands, except percentages)
€(9,882)	(1.6)%	€(6,643)	(1.3)%	48.8%
     Net financial expense increased significantly year-over-year primarily due to the interest generated under the new credit agreement with LaSalle Bank to partially finance our Telvent Farradyne and Caseta acquisitions, an increase in our indebtedness under the credit arrangement with Abengoa to finance our working capital requirements and an increase in the interest generated by our factoring arrangements due to an increase in the amounts factored under these agreements.
Other income (expense)

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	change
2007	Revenues	2006	Revenues	2006-2007
	(Euros in thousands, except percentages)
€(2,025)	0.3%	€(387)	0.1%	421.9%
     Other income (expense) for the year ended December 31, 2007 includes mainly payments made for non-recurrent penalties imposed in one of our projects in Mexico, in the amount of € 1.2 million. These penalties were imposed on us by our client, Pemex, as a result of delays suffered in the delivery of our SIMCOT projects. These delays were in turn caused by subcontractor delays, which we are currently claiming and expect to settle in the near future.
     Other income (expense) for the year ended December 31, 2007 also includes a payment of € 0.9 million made in the liquidation of certain assets and liabilities related to the activity of naval systems and tactical and maritime simulators, in our Transportation segment, which we held in a joint venture.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2006	2005	2005-2006
	(Euros in thousands, except percentages)
€503,844	€402,369	25.2%
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
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	change
2006	Revenues	2005	Revenues	2005-2006
	(Euros in thousands, except percentages)
€393,219	78.0%	€319,712	79.5%	23.0%
     Our 2006 cost of revenues as a percentage of revenues decreased slightly year-over-year mainly due to our continuous efforts to generate more revenues from higher value-added applications with higher gross margins and the contributions of our managed services, public administration and healthcare IT businesses in our Public Administration and Global Services segments. Additionally, cost of revenues for 2006 and 2005 included € 40.8 million and € 31.5 million, respectively, due to the effect of the consolidation of our temporary joint venture consortiums, which represents the cost of revenues attributable to other joint venture partners. Excluding the effect of the consolidation of our temporary joint venture consortiums, our 2006 and 2005 gross margins would have been 23.9% and 22.3%, respectively, representing an increase of 1.6 percentage points year-over-year.
General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	change
2006	Revenues	2005	Revenues	2005-2006
	(Euros in thousands, except percentages)
€39,850	7.9%	€25,286	6.3%	57.6%
     Our general and administrative expenses increased significantly from 2005 to 2006, mainly as a result of the additional legal, accounting, internal control and investor relations costs that we continue to incur as a result of being a publicly-traded company in the U.S. We incurred significant internal and external costs during 2006, including audit fees, as a result of the work performed throughout the year for the implementation of our system of internal control over financial reporting. In addition, we are consolidating general and administrative costs in 2006 from our Farradyne acquisition, including certain temporary integration costs. We expect that such costs will be reduced in the future as we continue to integrate the Farradyne business and implement our own information systems, administration services, etc.
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

Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
	(Euros in thousands, except percentages)
€13,730	2.7%	€13,023	3.2%	5.4%
     The increase in our sales and marketing expense from 2005 to 2006, was primarily due to the result of higher selling expenses and sales personnel costs incurred with increased business activity across segments and geographies, especially in connection with our efforts to develop our Transportation segment business in North America and the consolidation of our presence in new regions such as the Middle East and Africa. However, we have been able to reduce sales and marketing expenses as a percentage of revenues.
Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
	(Euros in thousands, except percentages)
€16,465	3.3%	€14,980	3.7%	9.9%
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
Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
	(Euros in thousands, except percentages)
€9,562	1.9%	€8,225	2.0%	16.2%
     The increase in depreciation and amortization from 2005 to 2006 was primarily due to the impact of the non-cash amortization expense resulting from the intangible assets recognized in our purchase price allocations, such as backlog (customer contracts), software and purchased technology, and customer relationships, and an increase in depreciation expense coming from our capital leases. The intangibles mentioned above arise from the NMS Division of Metso, WBU-Xwave, Telvent Miner & Miner, Almos, Beijing Blue Shield and Farradyne acquisitions. The amortization expense related to intangibles arising from the purchase price allocation of these businesses was € 3.4 million in 2006 and € 2.8 million in 2005.
Financial Expense, Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2006	December 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
	(Euros in thousands, except percentages)
€(6,643)	(1.3)%	€(3,432)	(0.9)	93.5%
     Net financial expense increased significantly year-over-year primarily due to the increase in our indebtedness under our credit arrangement with Abengoa, from the outstanding credit facilities that our subsidiary, Telvent Brasil, had with various financial institutions to finance its negative operating cash flow during 2006, and for the interest generated under the new credit agreement (see Note 15 to our Consolidated Financial Statements) with LaSalle Bank to finance our Farradyne acquisition. In addition, financial income decreased as a result of having a lower balance of proceeds from our initial public offering generating interest for us during the 2006 period. Interest income earned on the proceeds from our initial public offering amounted to € 0.9 million and € 1.1 million during 2006 and 2005, respectively.

Impact of Inflation
     We historically have not been affected materially by inflation in our core geographies.
Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. We historically have experienced fluctuations in the cash we receive throughout the year, as we tend to receive greater payments in the fourth quarter due to the budgetary cycles of some of our customers.
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
Operating Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2007	2006	2005	2006 - 2007	2005 - 2006
	(Euros in thousands)
Net cash provided by operating activities	€13,911	€36,719	€6,199	(62.1)%	492.3%
     For the year ended December 31, 2007, net cash provided by operating activities was € 13.9 million, compared with net cash provided by operating activities of € 36.7 million for the year ended December 31, 2006. We had € 9.0 million of non-cash adjustments to net income for the year ended December 31, 2007, including depreciation and amortization charges of € 10.9 million, compared with € 9.0 million of non-cash adjustments to net income, including € 10.0 million of depreciation and amortization charges, for the year ended December 31, 2006. We also included a non-cash adjustment of € 1.3 million related to net foreign currency exchange losses, compared with € 0.9 million of foreign currency exchange gains for year ended December 31, 2006. Additionally, we added back to net income € 1.7 million in 2007 and € 1.9 million in 2006, resulting from the stock compensation plans expense, and adjusted € (4.8) million and € (2.8) million, in 2007 and 2006, respectively, related to deferred income taxes. Working capital and temporary joint ventures used € 20.0 million of our operating cash for the year ended December 31, 2007, compared with € 5.9 million provided in the year ended December 31, 2006. Changes in operating assets and liabilities contributed to a decrease in operating cash flow mainly due to the increase in unbilled revenues of € 89.5 million, our increase in inventory of € 3.1 million, and the incorporation of the temporary consortiums’ working capital of € 2.8 million. These changes were partially offset by the increase in our accounts payable, accrued and other liabilities and related parties trade payable of € 46.6 million, the increase in our billings in excess of cost and estimated earnings of € 9.6 million, the decrease in related parties trade receivables and other assets of € 18.6 million and the decrease in accounts and other long-term receivable of € 0.7 million.

     For the year ended December 31, 2006, net cash provided by operating activities was € 36.7 million, compared with net cash provided by operating activities of € 6.2 million for the year ended December 31, 2005. We had € 9.0 million of non-cash adjustments to net income for the year ended December 31, 2006, including depreciation and amortization charges of € 10.0 million, compared with € 15.3 million of non-cash adjustments to net income, including € 10.6 million of depreciation and amortization charges, for the year ended December 31, 2005. We also included a non-cash adjustment of € 0.9 million related to net foreign currency exchange gains, due to the impact of the depreciation of the Euro against other currencies on our monetary assets and liabilities, compared with € 0.9 million of foreign currency exchange losses for year ended December 31, 2005. Additionally, we added back to net income € 1.9 million in 2006 and € 1.4 million in 2005, resulting from the stock compensation plans expense, and adjusted € (2.8) million and € 1.6 million, in 2006 and 2005, respectively, related to deferred income taxes. Working capital and temporary joint ventures provided € 5.9 million to our operating cash for the year ended December 31, 2006, compared with € 23.5 million used in the year ended December 31, 2005. The increase in operating cash for the year ended December 31, 2006 was mainly due to the increase in our accounts payable, accrued and other liabilities and related parties trade payable of € 87.4 million and the increase in our billings in excess of cost and estimated earnings of € 8.2 million. These changes were partially offset by the increase in our accounts and other long-term receivables of € 44.3 million, the increase in unbilled revenues of € 26.7 million, our increase in inventory of € 8.1 million, related parties receivable and other assets of € 8.5 million, and the incorporation of the temporary consortiums’ working capital of € 2.1 million.
     For the year ended December 31, 2005, net cash provided by operating activities was € 6.2 million, compared with net cash provided by operating activities of € 25.1 million for the year ended December 31, 2004. We had € 15.3 million of non-cash adjustments to net income for the year ended December 31, 2005, including depreciation and amortization charges of € 10.6 million, compared with € 6.0 million of non-cash adjustments to net income, including € 9.0 million of depreciation and amortization charges, for the year ended December 31, 2004. We also included a non-cash adjustment of € 0.8 million related to net foreign currency exchange losses reflected in our consolidated statement of operations due to the impact of the appreciation of the Euro against other currencies on our monetary assets and liabilities, compared with € 0.9 million for year ended December 31, 2004. Additionally, we included € 1.4 million in 2005 and € 2.3 million in 2004, due to the charge related to the stock compensation plan involving ordinary shares and € 1.6 million and € (6.4) million, in 2005 and 2004, respectively, related to deferred income taxes. Working capital and temporary joint ventures used € 23.5 million of our operating cash for the year ended December 31, 2005 compared with € 9.6 million provided during for the year ended December 31, 2004. The decrease in operating cash for the year ended December 31, 2005 was mainly due to an increase in our billings in excess of costs and estimated earnings on uncompleted contracts of € 4.0 million, and in our accounts payable, accrued and other liabilities and related parties payable of € 43.7 million. These changes were partially offset by the increase in our accounts receivable of € 16.0 million, in our increase in unbilled revenues of € 37.0 million, in our increase in inventory of € 1.1 million, related parties receivable and other assets of € 5.6 million, and the incorporation of the temporary consortiums’ working capital of € 11.5 million.
Investing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2007	2006	2005	2006 - 2007	2005 - 2006
	(Euros in thousands)
Net cash (used in) provided by investing activities	€(52,820)	€(44,890)	€(8,235)	17.7%	445.1%
     Net cash used in investing activities in 2007 was € 52.8 million. We used € 23.6 million to make the payment on our Matchmind acquisition in October 2007, € 7.4 million to make the payment on our Caseta acquisition in April 2007, and € 1.4 million to make deferred and earn-out payments on the previous acquisitions and on the Beijing Blue Shield acquisition. We also used € 5.6 to make the payment on the acquisition of a 15% of the shares of S21 Sec. In 2007, we also incurred in € 2.9 million of capital expenditures that were mainly related to the build-out of our facilities and data centers and we paid € 11.6 million to related parties under our reciprocal credit agreement.
     Net cash used in investing activities in 2006 was € 44.9 million. We used € 30.7 million to make the payment on our Farradyne acquisition in July 2006, € 5.8 million to make the payment for the remaining 30% of Miner & Miner in February 2006, € 2.4 million to make the deferred and earn-out payments on the Almos adquisition, € 2.3 million to make a first payment on our Beijing Blue Shield acquisition in April 2006 and € 1.7 million to make the payment on our Maexbic acquisition in November 2006. In 2006, we also incurred in € 2.3 million of capital expenditures that were mainly related to the build-out of our facilities and data centers and the establisment of our new headquarters in China. These cash payments were partially offset because we were paid € 4.6 million from related parties under our reciprocal credit agreement.

     Net cash used in investing activities in 2005 was € 8.2 million. We used € 3.1 million to make the deferred payment on the Telvent Miner & Miner acquisition in April 2005 and we also used € 1.8 million to make a first payment on our Almos acquisition in July 2005. In 2005, we incurred € 3.9 million of capital expenditures that were mainly related to the build-out of our facilities and data centers and the establishment of our new headquarters in China. Additionally, we repaid € 5.0 million to related parties under our reciprocal credit agreement.
Financing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2007	2006	2005	2006 - 2007	2005-2006
	(Euros in thousands)
Net cash (used in) provided by financing activities	€43,951	€(1,467)	€642	(3,096.0)%	(328.5)%
     Net cash provided by financing activities in 2007 totaled € 44.0 million. During 2007, we had proceeds of € 25.3 million from an agreement for the sale and leaseback of certain equipment, signed in October. We also had proceeds of € 40.1 million from short-term debt, which includes € 17.0 million borrowed from our line of credit with LaSalle Bank. We repaid € 4.3 million of long-term debt (mainly a repayment of the current portion of long term debt on the credit facilities with LaSalle, Caja Madrid and ING and Liscat banks) and € 15.8 million of short-term debt. Additionally, we paid dividends of € 8.8 million to our shareholders, we paid € 0.8 million for long-term liabilities relating to government loans and we borrowed € 7.8 million from our credit arrangement with Abengoa.
     Net cash used in financing activities in 2006 totaled € (1.5) million. During 2006, we had net proceeds of € 1.1 million from long-term debt, which includes € 0.5 million borrowed under the Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja) credit agreement and € 0.6 million borrowed under an 8-year mortgage for the purchase of a new office in Beijing to establish our China headquarters. Additionally, we had short-term debt proceeds of € 16.1 million mainly to partially finance the Farradyne acquisition, borrowed from LaSalle Bank. We repaid € 11.6 million of long-term debt mainly in connection with a repayment of long-term debt related to the credit facility with LaSalle Bank, Fortis Bank, ING and Liscat loans, and € 5.8 of short-term debt mainly related to repayments on the credit facility with Fibra Bank, BSCH, Citibank and Safra Bank. Additionally, we repaid € 1.0 million for long-term liabilities relating to government loans and € 0.2 million from our credit arrangement with Abengoa.
     Net cash provided by financing activities in 2005 totaled € 0.6 million. During 2005, we had net proceeds of € 9.2 million from long-term debt, which includes € 8.6 million borrowed under the Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja) credit agreement and € 0.6 million borrowed under an eight-year mortgage for the purchase of a new office in Beijing to establish our China headquarters. Additionally, we had short-term debt proceeds of € 7.2 million mainly related to finance the working capital requirements of our operations in Brazil and proceeds of € 3.0 from long-term liabilities relating to government loans. We repaid € 15.1 million of long-term debt mainly in connection with a repayment of long-term debt related to the credit facility with LaSalle Bank, Fortis Bank, ING and Liscat loans and € 1.7 million for long-term liabilities relating to government loans. Additionally, we borrowed € 3.1 million from our credit arrangement with Abengoa.
     Our cash and cash equivalents at December 31, 2007, December 31, 2006 and December 31, 2005 were € 73.8 million, € 69.2 million and € 80.0 million, respectively. We consider all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents. See Note 2 to our Consolidated Financial Statements.
     At December 31, 2007 we had € 8.6 million in restricted cash, which serves as collateral securing certain guarantee obligations that we assumed during the normal course of business. During the year ended December 31, 2007, we also received € 8.0 million due to the deposits that were restricted for use as of December 31, 2006, until the cash was received by the third party, which thereby released our obligation.

     As a corporate policy, we try to optimize working capital so that our projects are cash-flow positive over their life cycles. We achieve this result by factoring our receivables under agreements that we have with various financial institutions. We sell, on a revolving and non-recourse basis, some of these trade account receivables, and account for these transactions as sales because we relinquish control of the pooled receivables. Accordingly, pooled receivables sold under these facilities are excluded from receivables on our balance sheet, as we do not retain any beneficial interest in the sold pooled receivables. The accounts receivable non-recourse factoring arrangements under which we recorded the accelerated receipt of cash amounted to € 234.4 million, € 164.5 million, € 75.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. In addition, we also entered into some accounts receivable factoring arrangements where we are not relinquishing control of the pooled receivables and therefore these transactions are not accounted for as sales. The cash received is classified within short-term debt in the accompanying consolidated balance sheet. See Note 2 to our Consolidated Financial Statements.
Credit Arrangements and Loan Facilities
     The following discussion is a summary of the material credit arrangements and loan facilities that we or our subsidiaries entered into during 2007, and the total level of borrowings at December 31, 2007. A complete description of any material credit arrangements is provided in Item 10.C. “ Material Contracts”.
     On August 1, 2007 we amended our bilateral credit arrangement with Abengoa to increase the amount available under this agreement to
€ 60 million. In addition, on June 1, 2007, Telvent México amended its bilateral credit arrangement with Abengoa México to increase the amount avaliable under this agreement to U.S. $30 million, leaving a total credit line for Telvent of approximately € 80.4 million. The net amount receivable under the credit arrangements with Abengoa as of December 31, 2007 was € 22.2 million. We incur no costs and receive no payments under these arrangements unless and until we borrow or loan funds thereunder.
     On October 11, 2007, Telvent Housing entered into agreements for the sale and leaseback of certain equipment, owned by Telvent Housing, located in four data centers in Spain operated by us. The agreement was entered into with ING Lease (España) E.F.C., S.A. (“ING”), Credit Agricole Leasing Sucursal en España (“Credit Agricole”) and Bancantabria Inversiones, S.A., E.F.C. (“Bancantabria”). The equipment was sold for an aggregate purchase price of € 26.2 million. We simultaneously entered into an equipment lease agreement under which we leased and continue to use the Equipment at the four data center locations. The equipment lease has a term of four years, which will expire on October 11, 2011. Upon the expiration of the term of the equipment lease, Telvent Housing will have the option to repurchase the Equipment from the buyers for a residual value of € 1.00. Under the equipment lease, Telvent Housing will be responsible for lease payments in the aggregate amount of € 30.1 million and payment of all operational and maintenance expenses associated with the Equipment. The amount due under this long-term leasing obligation as of December 31, 2007 was € 25.4 million.
     On February 15, 2008, the Company signed an amendment to its credit agreement with Unicaja to extend the grace period under the agreement to November 10, 2008, therefore extending the term of the credit agreement to 23 years. The amount outstanding under this agreement with Unicaja at December 31, 2007 was € 9.4 million.
     On December 4, 2007, Telvent Tráfico y Transporte, S.A., (Telvent Tráfico) entered into a Credit Agreement (the “Agreement”) with Natixis Sucursal en España (“Natixis”) under which Telvent may borrow U.S. $12.3 million to finance the complete investment of the design and implementation of the Panama City Traffic Control Project, a nine-year concession awarded to Telvent by the Autoridad del Tránsito Transporte Terrestre (“ATTT”) of Panama that came into force on August, 28 2007. We will design and implement all systems and infrastructures and then operate and maintain the system during the following 84 months. ATTT will pay Telvent Tráfico a quarterly investment fee and a monthly operations and maintenance fee. We will in turn sell the quarterly investment receivables to Natixis who will assume Client’s (ATTT) credit risk. This credit facility has a cost of LIBOR +0.90% during the investment phase and LIBOR + 2% during the operations and maintenance phase. We had no amount outstanding under this agreement with Natixis at December 31, 2007.
     On April 19, 2007, our subsidiary, Telvent Canada, entered into an agreement to amend its credit agreement dated May 2, 2003 with ABN AMRO Bank N.V. (formerly known as LaSalle Commercial Lending, a division of ABN AMRO Bank N.V. Canada Branch). The credit agreement was amended to reduce the amount available under Facility A to U.S. $3 million and to confirm that Facility B had been repaid and that no further amounts may be borrowed under that facility. On October 18, 2007, this agreement was further amended to temporarily increase the amount available under Facility A to U.S. $5 million for a period of 30 days from October 18, 2007. The amount outstanding under this agreement with ABN AMRO Bank at December 31, 2007 was € 1.9 million. The credit agreement was further amended by an amending Agreement dated December 11, 2007, to amend the definition of “Collateral” to exclude accounts receivable sold to ABN AMRO Bank N.V. under a Master Accounts Receivable Purchase Agreement dated December 11, 2007 made between Telvent Canada Ltd., Telvent USA, Inc., Telvent Miner & Miner, and ABN AMRO Bank N.V.

     On April 24, 2007, our subsidiary, Telvent Traffic, entered into an agreement to amend its credit agreement with LaSalle Bank National Association, dated May 31, 2006. The credit agreement was amended to increase the amount available to a maximum of $ 25 million. By amending agreements, the termination date of the credit agreement between Telvent Traffic and LaSalle Bank National Association has been extended to April 30, 2008. As of December 31, 2007, € 16.9 million was outstanding under this agreement.
As of December 31, 2007, € 0.6 million was outstanding under the financing obtained by our subsidiary Telvent Energia, S.A. with Caja de Ahorros y Monte de Piedad de Madrid, S.A.
     As of December 31, 2007, € 0.8 million was outstanding under the financing facility obtained by our subsidiary Telvent China with Bank of Comunications.
     On April 11, 2007, our subsidiaries Telvent China and Telvent Blueshield, entered into a revolving credit facility agreement with Citibank under which they may borrow up to U.S. $1 million (€ 0.7 million) and U.S. $0.7 million (€ 0.5 million), respectively. The revolving facility matures on April 11, 2008 and bears interest at the prevailing base lending rates published by the People’s Bank of China. As of December 31, 2007, € 0.4 million was outstanding under these facilities.
     As of December 31, 2007, € 2.5 million was outstanding under the financings obtained by our subsidiary, Telvent Housing, from ING and Liscat for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of December 31, 2007, we had
€ 177.9 million of these obligations outstanding.
     For a description of our exposure to market risk, see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.”
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
     In the future, we will continue to be involved in “Build-Operate-Transfer” projects if the trend toward outsourcing certain activities by our potential customers continues to evolve. In these transactions, we may be required to fund an equity investment in projects or to finance the development and installation of the facilities for the project. These equity investments would increase our need for capital.
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements for fiscal years 2007, 2006 and 2005, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
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
     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:
•	revenue recognition;

•	factoring of trade receivables and allowance for doubtful accounts;

•	consolidation of variable interest entities;

•	derivative instruments;

•	accounting for uncertainty in income taxes;

•	stock-based compensation; and

•	goodwill and intangible assets.
Revenue Recognition
     We provide services to our customers under contracts that contain various pricing mechanisms and other terms. These contracts generally fall into one of the following categories:
•	products and services solutions — which are typically long-term contracts (in excess of a year) and maintenance contracts in the Energy, Transportation, Environment and Public Administration segments; and

•	managed services — which includes leasing arrangements, maintenance, monthly fixed-rate contracts, fixed-rate hourly contracts and research and development activities funded by government agencies and other third parties.
We recognize revenue when the following four basic criteria are met:
•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed or determinable; and

•	collectibility is probable.
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
     Additionally, since the acquisition of Telvent Miner & Miner, part of our products and services solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with SOP No. 97-2, “Software Revenue Recognition” and SOP 81-1. For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-shipment obligations, including the production, modification, or customization of software are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term or other factors appropriate to the individual contract of sale.
     Because these estimates may require significant judgment, depending on the complexity and length of the services, the amount of revenues and profits that have been recognized to date are subject to revisions. We regularly review our progress on these contracts and revise the estimated costs of fulfilling our obligations. If we do not accurately estimate the amount of costs, or hours required, or the scope of work to be performed, do not complete our projects within the planned periods of time or do not satisfy our obligations under the contracts, then revenues and profits may be significantly and negatively affected and losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

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
     In contracts for both products and services solutions and managed services, we may bill the customer for advance payments prior to performing the service, which would require us to record a liability as “billings in excess of costs and estimated earnings.” In other contracts, we may perform the service prior to billing the customer, which would require us to record unbilled revenue.
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
     Once we have determined that a de facto agency relationship does exist, further judgment is required to identify which party is the primary beneficiary. Under FIN 46-R, as the venture partners in a UTE are exposed to a majority of the UTE’s expected losses and expected residual returns, one of the venture partners must be deemed to be the primary beneficiary and the party in the group that is most closely associated with the UTE is considered to be that beneficiary. This is based on an analysis of all relevant facts and circumstances, including the nature of the relationships between, and activities of, the parties involved. A different interpretation of these facts and circumstances or different assessment of who is most closely associated with the UTE could result in a conclusion that a different venture partner is the primary beneficiary and in that case we would not consolidate that UTE.

     Under the current accounting treatment, the increase in total assets from these consolidated entities amounted to € 36,252 and € 54,073 as of December 31, 2007 and 2006, respectively. Total revenue recognized with respect to these consolidated joint ventures was € 42,526, € 48,577 and € 42,403, including € 29,515, € 40,947 and € 31,684 of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2007, 2006 and 2005, respectively. Total cost of revenues recognized with respect to these consolidated joint ventures was € 42,154, € 47,919 and € 42,119, including € 29,372, € 40,761 and € 31,528 of cost of other venture partners in these arrangements, during the twelve months ended December 31, 2007, 2006 and 2005, respectively. These revenues and equivalent cost of revenues were recognized based on the billings of the other ventures to the UTE.
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
     Although all forward exchange contracts and interest rate caps are used solely as economic hedges, we have begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into on or after such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value, recorded directly against earnings.
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
Accounting for Uncertainty in Income Taxes
     During the year ended December 31, 2007, we have adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. FIN 48 supersedes SFAS No. 5, “Accounting for Contingencies,” as it relates to income tax liabilities and changes the standard of recognition that a tax contingency is required to meet before being recognized in the financial statements. The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and that we may not succeed. Upon adoption of FIN 48, we have recorded, as a cumulative effect on retained earnings, reserves for uncertain tax positions and related accrued interest and penalties, if any. We adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes.

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
     Furthermore, in March 2004, various employees, including our senior management, were granted additional shares under the stock compensation plan. The shares were accounted for as a formula value stock plan in accordance with paragraphs 97 to 98 of EITF 00-23 until the date of our IPO.
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
     Upon adoption of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), on January 1, 2006, the Company designated its formula based stock purchase plan as an equity award plan and we started to record as an expense the fair value of the shares purchased by employees under the plan. As the shares sold under the incentive plan consist of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by SFAS 123. We have chosen the modified prospective application transition method allowed by SFAS 123R.
     In addition, the Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa on Abengoa’s shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).
Goodwill and Intangible Assets
     Goodwill is tested for impairment at least annually at a reporting unit level and written down when impaired. We test goodwill for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. See Notes 11-13 to our Consolidated Financial Statements.
     We have selected December 31 as the date as of which we will perform our annual goodwill impairment tests. No impairments were recognized for the years ended December 31, 2007, 2006 or 2005.

     We have also recorded intangible assets with finite lives in relation to our acquisitions. These comprise customer contract (backlog) and relationships, purchased software technology, trade names and in-process research and development. We based the value of these intangible assets on independent valuation reports. We are amortizing the intangible assets over their estimated useful lives which are one to five years for customer contract backlog, two to ten years for customer relationships, and five to ten years for purchased software technology and five years for the Caseta trade name. In-process research and development is amortized fully after acquisition. If our estimates of useful lives were to change, we could be required to accelerate or defer the amortization charge recognized in earnings. We review the carrying value of our finite life intangibles for impairment loss whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability assessment involves considerable estimates of future cash flows in association with recorded finite life intangibles. If these estimates or related assumptions change in the future, we may be required to record impairment charges for our finite life intangible assets. Finally, we recorded an indefinite-life intangible asset, or brand-name, in the purchase of Telvent Miner & Miner. This “brand name” intangible is not amortized but is instead tested annually for impairment. See Note 11 to our Consolidated Financial Statements.
Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of this statement to have any material effect on our financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This statement requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities, such as Telvent, is required initially to recognize the funded status of a defined benefit post-retirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006; such requirement did not affect our reported disclosures. Guidance related to the measurement date of the plans is effective for years ending after December 31, 2008. We do not expect the adoption of this guidance to have any material effect on our financial position, results of operations or cash flows.
     On February 15, 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (the “fair value option,” or “FVO”). Under Statement 159, entities that elect the FVO will report unrealized gains and losses in earnings. Statement 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted. We do not expect the adoption of this Statement to have any material effect on our financial position, results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented, requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, clarifying that all of those types of transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary, and eliminates the requirement to apply purchase accounting to a parent’s acquisition of noncontrolling ownership interests in a subsidiary. Finally, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We expect that adoption of this statement will have a material effect on the presentation of our shareholders’ equity, as it will include minority interest, but not on our financial position, results of operations or cash flows.

     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. This Statement replaces SFAS No. 141, Business Combinations, but retains its fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date; it requires acquisition-related and expected restructuring costs to be recognized separately from the acquisition. It also requires the acquirer in a step acquisition to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. This statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual and noncontractual contingencies as of the acquisition date, measured at their acquisition-date fair values (the latter only if it is more likely than not that they meet the definition of an asset or a liability). It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date; and it requires the acquirer to recognize any negative goodwill as a gain attributable to the acquirer. Finally, this statement makes significant amendments to other statements and other authoritative guidance, related to the accounting for acquired in-process research and development and changes in an acquirer’s valuation allowance on its previously existing deferred tax assets. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. We expect that adoption of this statement will significantly affect the way we account for our future business combinations.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     We have made investments of € 19.1 million, € 16.5 million and € 15.0 million in research and development in 2007, 2006 and 2005, respectively. We invest in technology rationalization, integration and innovation and in new research programs to support our strategic position as a company providing IT for a sustainable and secure world in multiple industry segments. To accommodate a geographically distributed R&D environment, we deployed our universe model in 2004. In this model, product and competency centers work collaboratively and systematically to support technology deployment in strategically geographically positioned delivery units. Product centers provide infrastructure technologies and system architectures that underpin all of our solutions, while competency centers develop high-value-added, industry specific, advanced real-time and business process applications. The competency center applications can be deployed on a stand-alone basis or in concert with product center infrastructure products. As in past years, our product and competency centers continued to allocate a substantial investment in pure research that typically utilizes a public funding component and collaborative research with universities, research centres and corporations.
D. TREND INFORMATION
Energy
Electricity
     We expect that part of Telvent’s revenues and growth for 2008 are expected to be driven by the smart grid solution (“SGS”) suite, a strategic initiative to integrate and deliver key metering, operational, and enterprise applications for electric utilities. More than a re-packaging of an existing offering, the SGS suite consists of a innovative and powerful framework that allows for cost-effective integration of SCADA, enterprise GIS, outage management system (“OMS”), distribution management system (“DMS”), substation automation, and a smart metering infrastructure. Telvent’s differentiators in this initiative are our secure infrastructure and highly integrated, loosely coupled “backbone” applications. As a system integration platform, Telvent’s SGS suite allows for integration of third-party metering, RTU, Customer Information System (CIS), Mobile Workforce Management (MWFM) and other hardware and subsystems to leverage the utilities existing investments. The solution suite responds to key market demands of the North America and Western Europe markets. We are already experiencing specific interest in Telvent’s SGS suite in Europe, North America and Latin America where we are well-established.
     Another particular area of growth we are anticipating is in the “green” renewable energy construction projects and pilots in the geographies we serve. Telvent’s important experience and ongoing technology development for the supply of IT systems for solar power, biodiesel and bioethanol plant projects (in some cases with the Abengoa group), should put us in a good position as the projects develop globally.
     Regarding our Smart Metering Management project with Vattenfall, our existing backlog should represent € 10 million in 2008. This project continues to serve us well as a world-class reference as we develop a list of projects in our pipeline in North America, Spain, Latin America, the Middle East and Asia.

Oil & Gas
     In North America, a strong fourth quarter in bookings in 2007 provides an optimistic outlook and a € 25 million backlog entering 2008. Our 2007 results were better than expected in our simulation and advanced applications business and we see a continuing focus in this area in the established markets of North America and Latin America. We are sensing some interest in providing customers in the near future with applications such as power optimization, simulation and modeling, from a Telvent data center. We see this as very interesting professional services trend and has lead us to establish our first U.S. based data center in Colorado, which is planned to open in 2008.
     Our customers in this unit continue to drive toward implementations of new solutions fueled by increased industry and regulatory pressures around cyber-security, public and environmental safety and energy efficiency and conservation in operations. We expect revenues to show a strong start in 2008 as a result of the healthy backlog and strong early sales prospects.
     In Mexico, we have encountered difficulties in one of our major projects with Pemex on the completion of certain contracts that were suffering delays. However, as this situation stabilizes, we are optimistic about the prospect for new contracts in the region with this particular customer. In the rest of Latin America, oil & gas revenues increased significantly during 2007, mainly due to an overall resurgence in oil & gas activity along with our strong market share in the region. We expect the upward trend in revenues to continue, based on substantial bookings in the fourth quarter of 2007 and strong booking forecast for 2008.
     In the rest of Latin America, oil & gas revenues increased significantly during 2007, mainly due to an overall resurgence in oil and gas activity, along with our strong market share in the region. We expect the upward trend in revenues to continue, based on substantial bookings in the fourth quarter of 2007 and strong bookings forecast for 2008.
     In Asia, revenue growth is expected to slow in 2008 due to a temporary decline in major project activity with our key customer, PetroChina. Continued pursuit of our strategy to diversify the customer base in China to include Sinopec and CNOOC should start to offset declining activity with PetroChina in late 2008 and 2009. In addition, we are positioning to capitalize as LNG facility construction increases and Chinese engineering, procurement and construction (“EPC”) contractors in the oil & gas industry continue to increase their activities in the international marketplace, especially in the Middle East and Asia. Telvent expects to work with these Chinese EPC’s as they require solutions for their off-shore projects.
Transportation
     In Europe, our Spanish traffic activity is maintaining a consolidated position. Traffic safety is a priority for the government and enforcement activities are receiving big investments from national and municipal funds, mainly in speed radar networks, red-light infringements and violations processing. Likewise, new concessions from the Spanish railway infrastructure regulatory authority, such as the construction of new light railway lines in cities and extension of subway networks with fare collection systems, are expected in the future. We expect to have a strong future position in this segment based on the past projects awarded and our strong relationship with the Spanish Road Traffic Authority (DGT). There is some strong activity in the area of ITS systems and tunnel management; and shadow-toll systems are emerging, which also should provide a good opportunity in the near future. We believe that we can strengthen our leading position in Spain by promoting new business activities, such as consultancy and outsourcing.
     Elsewhere in Europe, new opportunities should emerge in Central and Eastern Europe countries due to the boost of investments in infrastructures provided by their entry in the European Union. Specifically, toll systems are already in high demand and we are continuing our sales and marketing efforts to position Telvent as a technology provider for ITS systems. Also, conventional toll systems continue to be demanded by toll highway concessionaires and new opportunities should arise for freeflow systems.
     In North America, the acquisitions of Farradyne and Caseta, position Telvent as a key player in ITS systems, within the specific U.S. rules and way-of-work, enabling a platform for provision of new solutions for tunnels and conventional and free flow toll systems, and continuing with consulting activities. We believe this market represents a significant opportunity for the future growth of our Transportation segment.
     In Latin America, we believe there are real business opportunities of growth in Brazil, Mexico and Argentina; where we have already been performing large projects in implementation of ITS systems and enforcement activities. Also, we believe that our growing position and solid presence in this continent will facilitate our approach in new countries and will leverage our current position to develop their urban and interurban traffic management systems.

     In the Asia-Pacific region, we plan to leverage Telvent Blueshield’s existing relationship with the Chinese government and will continue to pursue projects funded by international agencies. The projects awarded in 2007 should provide good references for the growth of our Transportation segment in this region, where we are giving particular attention to Beijing, with new subways lines under construction in preparation for the 2008 Olympic Games. In addition, a significant effort will be undertaken to adapt our product line to the Chinese market, allowing a larger penetration, in competition with local companies.
     In the Middle East and Africa regions, the recently awarded ATVAM contract in Saudi Arabia for traffic and enforcement systems in the cities of Jeddah, Mecca and Medina, provides an excellent opportunity to establish a local company office in Saudi Arabia. This office will be important for Telvent’s strategy to land future projects in the Middle East.
Environment
     It is expected that the restructuring of the Environment segment undertaken in 2007, aimed to increase our industry orientation and to update and strengthen our technological solutions and competences, will result in a considerable growth while improving the efficiency of our operations.
     In addition, the business prospects which we expect to realize in early 2008 should result in significant revenues later this year, mainly in the Middle East and Asia-Pacific regions.
     We believe that developed economies will continue incorporating technology for improving efficiency and prevention. In addition, a significant growth is also expected in Asia and the Middle East. However, Latin America remains an uncertain market in terms of real opportunities.
     We believe that the main business drivers will be as follows:
•	Climate change: natural disasters and water scarcity as main consequences;

•	Terrorist threats;

•	Increased regulations: energy policies, Kyoto protocol, quality standards, etc.;

•	Privatization and liberalization gaining importance;

•	Searching for efficiency throughout the most innovative technology; and

•	Integration with business process applications in water utilities.
     Given all these factors and Telvent’s experience in this field, demonstrated by our many significant projects, we believe we may have real opportunities in climate and weather forecasting applied to key economical sectors and activities, in early warning systems (atmospheric and hydrologic extreme events), in weather real-time observation and climate monitoring, in the improvement of the efficient water management, usage and treatment and in early forest fire detection and extinguishing systems to avoid deforestation. Moreover, we believe there is room for improvement in fields related to the identification, promotion and development of CDM/JI projects to reduce emissions coming from water management and treatment and in the auditing and certification services for greenhouse gases polluting sectors in regulated and volunteered markets.
Public Administration
     In Telvent’s Public Administration segment, we believe that our integrated complete solutions efficiently meet our clients’ needs. Telvent pursues leadership in electronic government, which includes the automation of services offered to citizens and of back-office processes. Telvent’s aim for the next few years is to expand its current area of business not only nationally but internationally. As a result, we are continuously seeking for new business targets in new geographic areas. We have already started in Latin America, with important projects in the Dominican Republic.

     We also believe that we may strengthen our position in the market by developing our proprietary hardware devices that, along with our own products and solutions, will reduce the dependence on manufacturers and make Telvent one of the most independent companies in the market. In addition, Telvent’s solutions are already efficiently implemented in many of the Spanish Public Administration bodies, which we expect will give us more visibility for the next few years.
     We also see the following specific growth opportunities in:
Government & Security
•	We are well-positioned to provide solutions in all the areas of the citizen’s electronic access to the Public Administration.
     Security & Defense:
•	This could be the business unit where there are more possibilities to grow. Nowadays, most of the occidental countries are targeted by terrorism groups, which raises governmental focus on security. This issue is resulting in the implementation of new and more efficient national security systems and solutions. Telvent is involved in some important projects both nationally and internationally.

•	New alliances with some of the main AFIS vendors (e.g., Nec, Sagem and Motorola).

•	UAV systems, we believe this also is a growing source of potential future business.
     Healthcare:
•	China and Canada: Telvent’s business in the next years in these countries might significantly increase as they transform their healthcare systems.

•	Future integration of all the different healthcare systems in Spain seems to be on the horizon, which poses a challenge for Telvent in Spain.

•	Dominican Republic — Telvent has recently established its first healthcare office overseas with potential future expansion to nearby countries.
Global Services
     Our Global Services activity has significantly grown year-over-year. With regard to the future, we see different areas of potential growth:
•	Data center international network: U.S. (Fort Collins, CO), Brasil, Mexico. This network of data centers should provide the best-in-class security solutions and services. We currently host one of the seven SOCs (Security Operation Centers) of the Verisign Atlas Network in our Madrid 2 Data Center. We plan to develop additional SOCs in different regions, to develop additional business based on a securitized data center network concept.

•	Green data center: energy optimization as a way to provide our clients with a minimum CO2 emission certificate.

•	Increase our software factory network: both in Spain and internationally.

•	Value-shore concept: be the preferred provider of software development services for our corporate clients. This concept contemplates both our ability to perform as a near shore partner to big European conglomerates and as a potential off-shoring provider for North American clients.
     Regarding Business Consulting, according to a report by The European Federation of Management Consultancies Associations (“FEACO”), dated November 1, 2007, the size of the European management consulting market is estimated to be € 74 billion, and is expected to increase at a 10% CAGR over the next five years. In the European region, FEACO reported that currently Germany is the largest market and the UK is the second market for consulting in Europe. France or Spain were ranked third, depending on the criterion used. Turnover from consulting was higher in France than in Spain, whereas the total sales in Spain were higher than those in France. The general trend reported by FEACO is positive and optimistic. Only Portugal reported a market decline in 2006, but FEACO expects this market to grow during the following years. According to FEACO, in 2006 consulting services (business consulting and IT consulting) accounted for 56% of the total turnover in IT services in Europe, outsourcing for 19% and development and systems integration for 19%. Within business consulting, the top two service lines were organization/operation management (OM) and strategy (SC) during 2006. According to FEACO, economic growth and stability appear to have been the main drivers for demand during 2006 and 2007, as well as the realization by European companies that, to be competitive in the European or the global market, they need to invest and develop. FEACO said that other drivers were increased exports to Eastern European countries, particularly those countries that recently joined the European Union. The industrial, banking and public sectors were the primary driving sectors in most Eastern and Western European countries alike, accounting for 70% of the total turnover in 2006. Experience, quality, professionalism and ethics appear to be key elements for choosing a consultant. We expect that there is a clear trend towards investment in new projects and more long-term projects.
     With regards to Data Centers Services, the latest report from BroadGroup called “Data Centers in Europe” indicated that revenues in the data center business services are expected to double over the next five years, reaching more than € 3 billion in 2009. In 2007, the data centers services represented more than 20% of revenues in IT Outsourcing services according to BroadGroup. They identified power, cooling and lack of space as the most critical challenges to confront data centers.
     In addition, in a report by the Spanish Electronics, Information Technology and Telecommunications industries Association (“AETIC”), they estimate that the market for IT services in Spain for 2008 will be approximately € 8.4 million, an annual growth of 10% over the year 2007. They predict that the future demand will come mainly from Outsourcing Services (74%), followed by Consulting Services (26%), and finally by Integration Services, for which the expectation is zero growth in the period.

E. OFF-BALANCE SHEET ARRANGEMENTS
Guarantees
Performance Guarantees
     In the normal course of business, we provide performance guarantees in the form of performance bonds to customers that secure our fulfillment of the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. We request similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as we usually successfully complete the contract or renegotiate contract terms.
Financial Guarantees
     As of December 31, 2007, we maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€177,903	€10,813	€—
Financial guarantees	2,897	—	—

	€180,800	€10,813	€—

          The maximum potential payments represent a “worse-case scenario” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset we our payments under guarantees.
Product Warranties
     We provide warranties in connection with all of our sales contracts, except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, we have not incurred any material unexpected costs associated with servicing our warranties.
Commitments
     As described in Note 6 to our Consolidated Financial Statements, on November 23, 2007, our subsidiary, Telvent Outsourcing, acquired 10% of the shares of S21 Sec. We have a commitment to acquire an additional 10% of its shares on or before October 31, 2010, subject to completion of certain conditions.
     As described in Note 12 to our Consolidated Financial Statements, the stock purchase agreement with respect to the Caseta acquisition provides for a contingent and variable earn-out payments and post-closing adjustments. There is an overall limit of U.S. $ 20.7 million on the aggregate purchase price. We are not required to make any future payments which would cause the aggregate purchase price to exceed that limit.
     As also described in Note 12 to our Consolidated Financial Statements, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 23,000 plus direct acquisition expenses. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately
€ 45,000.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     As of December 31, 2007, we had the contractual obligations set forth in the following table:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(Euros in thousands)
Contractual Obligations
Long-term debt	€15,718	€3,488	€3,624	€1,225	€7,381
Short-term debt	63,998	63,998	—	—	—
Deferred and contingent payment on acquisitions	52,165	15,738	36,427	—	—
Capital lease obligations	30,034	7,075	11,951	11,008	—
Operating lease obligations	84,724	11,327	17,988	11,342	44,067
Reserve for uncertain tax positions	1,450	—	—	—	1,450
Other long-term liabilities	10,643	3,895	1,360	1,647	3,741
Purchase obligations	104,475	104,475	—	—	—

Total contractual obligations	€363,207	€209,996	€71,350	€25,222	€56,639

     We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements where we commit to future purchases of services from unaffiliated and related parties, and request deposits from our customers.
     Long-term and short-term debt include the total amount outstanding under long-term and short-term financing arrangements and is more fully discussed in Notes 15 and 16 to our Consolidated Financial Statements.
     Deferred and contingent payment on acquisitions includes:
•	€ 0.2 million deferred earn-out payment on the Maexbic acquisition, paid in January 2008.

•	€ 2.7 million deferred earn-out payment on the Caseta acquisition. In April 2007 we completed the acquisition of Caseta for a total purchase price which includes a payment of U.S. $ 9 million (€ 6.9 million) made on the closing, contingent and variable earn-out payments subject to Caseta meeting certain annual or accumulated income targets over the periods ending December 31, 2007 and 2008, secondary earn-out payments subject to Caseta meeting certain bookings targets over the periods ended December 31, 2007, to 2010 and post-closing working capital adjustment payments of up to a maximum payment of U.S. $ 0.9 million. Our best estimate of the potential earn-out payments under this agreement as of December 31, 2007, amounts to € 2.7 million.

•	€ 45.0 million deferred payment on the Matchmind acquisition. In October 2007 we completed the acquisition of the 58% of Matchmind under an agreement which provides that we will acquire the remaining 42% of that company in three different phases. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 45.0 million.

•	€ 4.2 million deferred payment on the S21 Sec acquisition. In November 2007, we acquired 10% of the shares of S21 Sec. Under this agreement, we will also acquire an additional 10% of the shares of S21 Sec on or before October 31, 2010, subject to completion of certain conditions. Our best estimate of the potential payment under this agreement as of December 31, 2007, amounts to € 4.2 million.
     These acquisitions are more fully discussed in Notes 6 and 12 to our Consolidated Financial Statements.
     Capital lease obligations include the amounts owed to third parties in connection with facilities, equipment and machinery acquired under capital lease arrangements. Capital lease obligations also include € 30.1 million corresponding to the agreement signed by our subsidiary Telvent Housing, for the sale and lease-back of certain equipment located in four data centers in Spain. Operating lease obligations include the amounts owed on leases for corporate buildings. Operating and capital lease obligations are more fully discussed in Note 19 to our Consolidated Financial Statements.
     Reserve for uncertain tax positions correspond to the provision we recorded upon application of FIN 48, as described in Note 2 to our Consolidated Financial Statements.

     Other long-term liabilities include the total amount outstanding under government loans, customer deposits and other payments due to suppliers, and are more fully discussed in Note 17 to our Consolidated Financial Statements.
     Purchase obligations include any agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
     On March 3, 2008, our directors and senior management were:

			Expiration of
Name	Age	Position	Director Term
Manuel Sánchez	44	Director, Chairman and Chief Executive Officer	2010
HRH Carlos de Borbón	70	Director	2010
Miguel Cuenca	59	Director	2010
Eduard Punset	71	Director	2010
Javier Salas	60	Director	2010
José B. Terceiro	64	Director	2010
Cándido Velázquez-Gaztelu	71	Director	2010
Bernardo Villazán	48	Director	2010
Emilio Cassinello	71	Director	2010
José Manuel Fernández Norniella	62	Director	2012
José I. del Barrio	45	Executive Vice President Global Services
Ana Plaza	40	Chief Financial Officer and Head of Investor Relations
Francisco Cáceres	46	Chief Technical Officer
Raúl Agüera	38	Chief Accounting Officer
Bárbara Zubiría	32	Chief Reporting Officer
Carmen Rodríguez	37	Chief Audit Officer
Larry Stack	55	President - Energy
José Montoya	61	President - Transportation
Dave Jardine	65	Chairman - North America
José María Flores	46	Executive Vice President Transportation
Ignacio González	40	Executive Vice President Energy
Javier Garoz	38	Executive Vice President Environment and Business Development
Dai Yue	44	Chairman - China
Luis Rancé	65	Chairman - Mexico
Marcio Leonardo	56	Chairman - Brazil
Adolfo Borrero	46	Executive Vice President Public Administration and Healthcare
Lidia García	34	Legal Counsel
Aránzazu Caja	34	Director of Human Resources
Rafael Bago	39	Chief Operating Officer
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
     He is currently also a member of Abengoa’s Strategy Committee and a Member of the Board of Abengoa Bioenergía, S.A.

     His Royal Highness Carlos de Borbón — Dos Sicilias y Borbón Parma — Director since January 2003. His Royal Highness has served as a board member of several companies, including CEPSA (a Spanish energy company), Iberpistas (the Spanish tollway operator), Reyalurbis, Petresa and Thyssen Group. He also sponsors and presides over various foundations, including Banesto, San Benito de Alcántara (the Spanish Nature Conservation Foundation) and the Foundation for the Protection of the Environment. At present, he is the President of the Patronage of the Navy Museum and President of the Spanish Nobleman Association, President of the Foundation United World Collegues and President of Diana Capital. HRH Carlos de Borbón earned a law degree from Complutense University (Madrid, Spain).
     Miguel Cuenca — Director since November 2000. Since January 2008 he has served as a member of the Nominating and Compensation Committee. Mr. Cuenca was previously a member of the Audit Committee until December 2007. Mr. Cuenca was Secretary of the National Industry Institute (INI) from 1985 until 1992 and Vice-President from 1992-1996. INI is the Spanish state-owned holding company that holds all of the shares in governmental entities and state-owned companies in Spain. He also has been a Member of the Economic and Social Council of the European Union (1990-1992) and Vice-President of Iberia Airlines of Spain (1993-1995). Currently, he is President of the Innovation and Technology Wood Managing Commission Foundation, the Economic and Social Council of Cordoba (since 2004), and is a contributor to several newspapers and TV programs. Mr. Cuenca has a law degree from Complutense University (Madrid, Spain) and an MBA from IESE Business School of the University of Navarra (IESE) in Barcelona, Spain.
     Eduard Punset — Director since November 2000; a member of the Audit Committee until December 2007. Member of the Nominating and Compensation Committee since January 2008. Mr. Punset has written several books and co-authored others about the impact of technology on business growth. At present, he is a professor for several institutions and manages REDES, a television program about the public understanding of science. He is Chairman of Smart Planet (a multimedia science production company) and Board Member of Sol Meliá S.A. From 1969 to 1974 he was a senior member of The International Monetary Fund in Washington and his representative in the Caribbean. He was also the Deputy Director of Economic and Financial Studies for the Banco Hispano Americano and from 1980 to 1981, he was Spain’s Minister for Relations with the European Union. Mr. Punset has an Economics degree from the University of Madrid and received degrees in Monetary Economy at l’Ecole de Hautes Etudes of the Sorbonne and a Master in Science and Economy from the University of London. He is currently Professor of Science, Technology and Society at the Chemical Institute of Ramón Llull University (Barcelona).
     Javier Salas — Director since November 2000 and Chairman of the Audit Committee. Mr. Salas was General Manager of Corporate Management at the National Industry Institute (INI) from 1988 until 1990 and was later promoted to President. He was Chairman of Iberia Airlines of Spain from 1993-1995. At present, he is Chairman of the Board of I & F Ingeniería y Fachadas Holding Group, S.L and a board member of several companies including Red Eléctrica de España, S.A. (electricity transmission and operation), GED Iberian Private Equity SGERC (private equity), GED Capital Development, S.A. (venture capital), and PROINTEC. He is the chairman of the Audit Committee of Red Eléctrica de España, S.A since 2005. He is also a member of the Advisory Committee of the Banco Privado Portugues (banking and financial services) and Axioma, Inc (software solutions). He serves as the President of “Fundación Entorno” (Environment) and is a director partner of Saga Servicios Financieros, S.A. (financial services). Mr. Salas has been President of ASPEL (Cleanliness Company Professional Association) since 2001. Mr. Salas has an Economics degree from University of Málaga, Spain.
     José B. Terceiro — Director since November 2000. Mr. Terceiro is a Professor of Applied Economics the University Complutense of Madrid. Mr. Terceiro is Chairman of the Board of Advisers of Abengoa, S.A. and Bioetonal Galicia, S.A. and is a Board Member of the Prisa Group, Abengoa, Unión Fenosa and Iberia Airlines of Spain. He previously held several Spanish government offices, including Undersecretary of the Cabinet Office, General Director for Libraries and Books, the National Education Advisor and Vice-President of the Center for Constitutional Studies. He was a member of the Economic and Social Council of Spain. In addition, Mr. Terceiro has also been a Professor at several other universities in Spain and abroad, including the Universidad de La Havana and he developed the program of the North-American Universities for the University of Madrid. From 1983 until 1999, Mr. Terceiro was the advisor of the Academic Board of the Royal College Complutense at Harvard. Mr. Terceiro holds a PhD in Economics from the University Complutense of Madrid.

     Cándido Velázquez-Gaztelu — Director since November 2000. Mr. Velázquez-Gaztelu was Chairman of the Nominating and Compensation Committee until December 2007. Mr. Velázquez-Gaztelu was Chairman of Tabacalera S.A. from 1973 to 1988 and was Chairman of Telefónica, S.A. (the main Spanish telephone company) from 1989 to 1996. Currently, he is an advisory board member of Banco Privado Portugués and EPTISA and of Lanetrozed, S.A. He was also president of the Spanish Autism Confederation. Mr. Velázquez-Gaztelu graduated from Granada University in Law and Social Studies and holds an MBA from IESE (Barcelona, Spain).
     Bernardo Villazán — Director since May 2005, member of the Nominating and Compensation Committee since June 30, 2005 and Chairman of the Nominating and Compensation committee since January 2008. Mr. Villazán was Managing Director and Chairman of Lucent Technology Spain and Portugal until December 2006 when Lucent merged with Alcatel. Chief Marketing Officer of Alcatel Lucent for Europe and South (Europe, Latin America, India, Africa and Middle East) until February 29, 2008. Since March 1, 2008, he has been Chief Operating Officer of Barloworld Finanzauto. He has worked for more than 20 years in the Information Technology and Telecommunications sectors, Mr. Villazán is a member of the Advisory Administrators Institute of Spain, and was also a member of the Board of Directors and Treasurer of AETIC (Association of Electronics, Information Technologies and Telecommunications companies of Spain). Mr. Villazán has a degree in Industrial Engineering from the ICAI in Madrid, and a PADE from the IESE in Madrid.
     Emilio Cassinello — Director since May 2005 and a member of the Audit Committee. Emilio Cassinello Aubán, career diplomat, Ambassador of Spain, is at present the Director General of the Toledo International Center for Peace. In the Ministry of Foreign Affairs, he has served as Assistant Director General for Africa, Director General of Organizations and International Conferences, Director General of Latin America Political Affairs, and Director of the Foreign Policy Planning Staff. He has acted as Commercial Counselor and Chargé d’ Affaires in the Embassies of Addis Ababa and Dar es Salaam, Cultural Counselor in Mexico, and Spain’s Ambassador in Angola (1978-79) and Mexico (1982-85). He was President and Chairman of the State Corporation for the Universal Exposition of Seville 1992 (1986-1991), and Commissioner General (1991-1993). He was also General Consul of Spain in New York (1998-2003) and Ambassador at large for North American Affaires (2003-2004).
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
     José Manuel Fernández Norniella — Director since May 2007 and a member of the Audit Committee since January 2008. Mr. Fernández Norniella has worked as General Director of Administration of ABB, Vice President of Aldeasa, Chairman of Azucarera Ebro, Chairman of Ebro Puleva, Honorary Chairman of Ebro Puleva’s Group, Vice President of Iansa, Councillor of Argentaria, ENAGAS and Endesa. At present, he is member of the Councils of Iberia and Caja Madrid, and he is Vice President of Chilectra. José Manuel Fernández Norniella has also been a Councillor elected by the Parliament in RTVE, National Deputy for Madrid in the V and VI legislatures, Secretary of Estate of Comerce, Turism and Small and Medium-sized Enterprises (SMEs), and Chairman of the Council of the Chambers of Commerce of Spain.
     José Ignacio del Barrio — Executive Vice President – Global Services. Mr. del Barrio has worked for Abengoa and Telvent since July 1988. Mr. del Barrio started his career in Telvent as a Project Manager for large-scale strategic projects in Africa and Latin America in the Communications Division and was later promoted to Director of the International Department. In 1993, he was named Telvent Mexico’s General Manager. After three years in Mexico, he took the position of Sales and Marketing Director of Telvent Energía y Medio Ambiente S.A. and in 1998 he was named Managing Director of the Communications Division. In 2001, he was named Telvent’s General Manager, where he founded and held executive positions in Telvent Housing, Telvent Datahouse and Telvent Interactiva. Currently, Mr. del Barrio is the Executive Vice President of Telvent Housing and Telvent Outsourcing. Mr. del Barrio is also one of two joint directors of each of Telvent Investments, which is the Abengoa entity to which we transferred our ownership interest in our minority investments during 2004, and Telvent Corporation, which is our majority shareholder. Mr. del Barrio graduated with a degree in Telecommunications Engineering from UPM (Madrid, Spain), and holds a degree from the Business Administration Program from IESE (Barcelona, Spain).

     Ana Plaza — Chief Financial Officer and Head of Investor Relations. Ms. Plaza joined Telvent in 1999 as its Financial Controller and Internal Audit Manager and became CFO in 2001. From September 2003 to April 2004, she held the position of Audit and Consolidation Director in Abengoa. Prior to joining Telvent, Ms. Plaza spent four years at the Audit and Consolidation Corporate Department of Abengoa. She also worked for PricewaterhouseCoopers from 1991 to 1995. Ms. Plaza holds an MA in Economics from Cordoba University and an Executive MBA from IESE (Madrid, Spain). In January 2007, she was appointed as Head of Investor Relations of the Company in addition to her other position. Ms. Plaza has been selected by the World Economic Forum as a Young Global Leader in 2007.
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
     Raúl Agüera — Chief Accounting Officer. Before joining the Company in 2005 as Director of Administration, Mr. Agüera worked as Financial Controller and Chief Financial Officer for Pridesa and Ondagua, Spanish companies of RWE Group, a multi-utility German company working in electricity, gas, water and service areas. Previously he was Administration and Financial Director in SERNAUTO, Spanish Autoparts Association, and has had two years experience in private banking. Mr.Agüera graduated with a degree in Economics from ETEA (Cordoba, Spain).
     Bárbara Zubiría — Chief Reporting Officer since October 2006. From April 2005 to October 2006, Ms. Zubiria served as our Chief Audit Officer. Before joining Telvent in 2005, Ms. Zubiría Furest worked as a manager in the Global Offering Services (GOS) group of Deloitte & Touche in Madrid, Spain, focusing on U.S. and international reporting and SEC compliance. She also worked as a financial auditor for 3 years, both for Arthur Andersen in Miami, Florida and then in Madrid, and for KPMG in Miami. Ms. Zubiría earned a Bachelor of Business Administration, cum laude, with a specialty in accounting, and a Master of Science (Accounting and Auditing) from Florida International University of Miami, Florida. She is licensed as a Certified Public Accountant (CPA) by the State of Florida. She also completed a Management Development Business program from IESE Business School.
     Carmen Rodríguez — Chief Audit Officer. On October 17, 2006, Ms. Carmen Rodríguez was appointed by the Audit Committee as the new Chief Audit Officer. Ms Rodríguez has been in charge of internal auditing for the Company since 2003. Ms Rodríguez joined Telvent in January 2002 as an Internal Auditor. In September 2003, she was promoted to the position of Internal Audit Manager and has been working in the implementation of Telvent’s system of internal control over financial reporting for the last two years. Prior to joining Telvent, Ms. Rodríguez worked three years in the tax practice of PricewaterhouseCoopers in Madrid, Spain. Before that, from 1996 to 1999, Ms. Rodríguez worked in the Financial Department of Visa. Ms. Rodríguez holds a bachelors degree in Business Administration and Economics from the CEU University of Madrid. In addition, she has a Masters Degree in Taxation from the Instituto de Empresa (Madrid, Spain).
     Larry Stack — President — Energy. Since January 2007, Mr. Stack has been responsible for the operations of our North American businesses, as well as for the strategic marketing activities of Telvent North America. Beginning in 1986 at Valmet (later known as Metso Automation), a leading international automation company, Mr. Stack held various project, research and development management and executive positions. Mr. Stack held the position of Chief Technology Officer of Telvent from January 2003 to January 2006, when he was promoted to his current position. Mr. Stack graduated in Electronics Engineering Technology (with Honors) from the Southern Alberta Institute of Technology.
     José Montoya — President — Transportation from 1989 until December 2006. In 2007 he was appointed President of Transportation. Mr. Montoya held the position of Vice President Transportation. Currently, he is a member of the board of directors of several of our subsidiaries. He is also the Vice-Chairman of the Spanish Traffic Organization (PEMTRA); Vice-President of the Spanish Road Association and a member of the Road Safety National Council, to which he was appointed by the Department of the Interior of Spain. Mr. Montoya graduated in engineering from the Universidad Politécnica de Linares and also holds an MBA from IESE (Madrid, Spain).
     David Jardine — Chairman North America. Mr. Jardine has led the Calgary, Canada based-unit (Telvent Canada), which we acquired in 2003, since 1987. Previously, he was Vice President of Westronic Inc., which manufactured automation products for the electric utility market and was subsequently sold to GE Power Systems. Mr. Jardine received a degree in Electrical Engineering from the University of Manitoba and holds an MBA from the Haskayne Business School of the University of Calgary.

     José María Flores — Executive Vice President, Transportation. Mr. Flores joined Telvent in 1987 as project engineer and became project manager in 1990. He managed several key projects in the Electric business and in 1993 was promoted to Manager of the new Distribution Automation department. In 1997 was promoted to Director, Electric Utilities department and in 1999 to Vice President, Energy Division. He moved to North America at the end of 2002 and served as Executive Vice President of Telvent North America until June 2006. In June 2006, he returned to Spain to serve in his current position. Mr. Flores is an Electrical Engineer from University of Seville and MBA from Instituto San Telmo (Seville).
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
     Javier Garoz — Executive Vice President — Environment and Business Development. From 2002 until December 2003, assumed the position of Manager of the Environmental Division in Seville. He joined Telvent in 2001, holding several positions in sales and management. He had worked for 16 years in several international and national businesses occupying the post of General Director, European Commercial Director, Director of International Marketing, Regional Director and Sales manager. Javier Garoz has a bachelor’s degree in marketing and commercial management through ESIC. He has completed the Program of Director Development through IESE.
     Dai Yue — Chairman China. Mr. Dai joined Telvent in July 2002. Previously, he spent thirteen years as Chief Representative in China and Director of Projects for MQM, S.A. and two years with IBG Group as General Manager, where he specialized in industrial projects in China, including petrochemical, machine tools, defense, energy, water and waste treatment. Mr. Dai holds Masters degrees in communications and in Spanish culture from Beijing Foreign Study University of China.
     Luis Rancé — Chairman Mexico. Mr. Rancé joined Telvent in 1990 at the time of incorporation of our Mexican subsidiary. Prior to joining us, he spent five years running his own energy management systems business. Before that, he spent 24 years with the main power utilities in Mexico: Luz y Fuerza del Centro (LYF) and Comisión Federal de Electricidad (CFE), both government utilities, where he held various executive operations positions. Mr. Rancé has a B.S. degree in electrical and mechanical engineering from Universidad Autónoma de Mexico (UNAM) and a Master’s degree in Power Systems from Pennsylvania State University.
     Marcio Leonardo — Chairman Brazil. Mr. Leonardo has held his current position since 2001. Prior to joining us, he spent 17 years managing his own engineering company, which was a supplier to the industrial automation market in Brazil. Mr. Leonardo was also previously a Professor in the Electrical Department of the Catholic University of Minas Gerais and has held different board positions at the Brazilian Electrical and Electronic Industry Association. He holds a B.S. degree in electrical and electronic engineering from the Federal University of Minas Gerais and a specialization degree in industrial electronics from the Catholic University of Minas Gerais.
     Adolfo Borrero — Executive Vice President — Public Administration and Healthcare. Since May 2005, Mr. Borrero has been CEO of Telvent Interactiva, whose main activity is the development of the healthcare and government IT business of Telvent. Mr. Borrero has been involved as General Manager for Telvent Interactiva from August 2000, when the company was incorporated as an spin-off of Telvent Energía y Medio Ambiente. Previously, Mr. Borrero held the position of Division Manager of e-Business development during 2000; Division Manager of Information Systems in 1999; Division Manager of Electrical Distribution in 1998. Previously, Mr. Borrero worked in Sainsel. Mr. Borrero has a degree in electrical engineering from Escuela Superior de Ingenieros Industriales de Sevilla (1986) and an MBA from Instituto Internacional San Telmo (1995). He is also President of Asociación Española de Tecnologías de la Información y de Conocimiento (AETIC), Andalusian branch, and VP of Centro Andaluz de Innovación de la Tecnología de la Información y las Comunicaciones (CITIC), two IT leading organizations in Spain.
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

     Aránzazu Caja — Director of Human Resources. Ms Caja joined us in October 2000. Starting her professional career in the department of Human Resources of Abengoa. In January 2007, she was named Director of Human Resources of Telvent and the Nominating and Compensation Committee Secretary. Her previous professional background activities were carried out in companies like Amena where she has focused her interests in management and organization of human resources. Ms Caja holds a Bachelor degree of Psychology from the Comillas University.
     Rafael Bago — Chief Operating Officer. Mr. Bago joined the company in 1994 as a software engineer and has held numerous positions in the company during his tenure. In 1998, he was assigned to our subsidiary in Mexico, where he served as Department manager of the Energy Department until 1999, when he was appointed Department Manager of the Oil & Gas department. In 2002, Mr. Bago was appointed Department Manager of Distribution in Telvent Energía in Spain. In 2004, he was appointed Department Manager of the Oil & Gas Department in Telvent Energía, and, early in 2006, he was promoted to the position of Department Manager of Services and Electronic Division in Telvent Energía. On December 1, 2006, Mr. Bago was promoted to Director of Operations of several of the Company’s subsidiaries including Telvent Energía, Telvent Environment, Telvent Interactiva, Telvent Housing, Telvent Outsourcing, Telvent Mexico and Telvent Brasil. On August 17, 2007, Mr. Bago was appointed as Chief Operating Officer. Mr. Bago holds a degree in industrial engineering with a specialization in electricity from Seville University, Spain. In addition, he holds a degree in business administration from the Instituto Panamericano de Alta Dirección de Empresas (IPADE), México.
B. COMPENSATION
Senior Management and Director Compensation
     For the year ended December 31, 2007, we paid aggregate directors’ fees plus meeting allowances and consulting fees of approximately
€ 389,746 to our directors and we paid aggregate compensation (including salary and bonus) of € 4,235,943 to the twenty members of our senior management listed above. These figures include accruals for contingent or deferred compensation.
Certain Transactions and Relations
     During 2007, H.R.H. Mr. Carlos de Borbón received € 40,484 in consulting fees from Telvent Corporation, S.L.
Formula-Based Stock Compensation Plan
     Under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa, before our IPO, to buy our ordinary shares from Abengoa. Such purchases were financed by bank loans guaranteed by Abengoa, and the ordinary shares purchased by the participating employees are pledged as collateral to the lenders. In addition, the participating employees and Abengoa entered into call option agreements that provide that Abengoa, in certain circumstances (including certain events of non-continuation of employment), is entitled to buy back the employee’s shares at a price equal to the amount paid by the employee, plus the interest on the loan guaranteed by Abengoa in favor of the employee.
     The ordinary shares sold under the stock purchase plan contained certain performance and vesting features. There are two different vesting schedules. Under one schedule, 15% of the shares vest on the earlier of the third anniversary of their acquisition or an initial public offering of our shares, and 85% vest on the fifth anniversary. Under the other schedule, 15% of the shares vest on the earlier of the third anniversary of their acquisition or an initial public offering of our shares, 35% vest on the fifth anniversary of the purchase and 50% vest on the seventh anniversary of the purchase. Under these vesting features, 15% of the ordinary shares sold vested in 2004, 17% of the ordinary shares sold vested in 2006, and 68% of the ordinary shares sold will vest in 2008.
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
     The material terms of the plan are as follows: members of the senior management of the Abengoa Group, including 13 of Telvent’s current senior management, are eligible to participate in the plan. These 13 members have purchased 451,900 shares of Abengoa, which represents less than 1% of the equity of Abengoa all together.
     Each participant involved in the plan has utilized the proceeds of an individual bank loan secured or guaranteed by Abengoa and excluding the personal responsibility of the participants pursuant to Article 81.2 of the Companies Act (Spain) to acquire shares of Abengoa that are already issued, at the current market price, during the first and second quarter of 2006, in accordance with the Stock Exchange Act (Spain). The bank credit has been obtained for a total amount of € 12.3 million (including expenses, commissions and interests) and is to be paid over a period of five years and six months. Each participant has pledged the Abengoa shares acquired under the plan to the bank, without recourse to the participant. The shares have been purchased by the bank for the participants, and the acquisition cost for all participants have been the average acquisition price plus associated costs for all of the shares purchased under the plan for all participants.
     The duration of the plan is five complete financial years (2006 — 2010) plus six months (until June 30, 2011). The plan is based on the annual accomplishment by the participant of annual management objectives set for the participant by the management of the company with which the participant is employed. If the annual objectives are not met by the participant, the bank may sell a percentage of the shares as follows: 2006 (30%), 2007 (30%), 2008 (15%), 2009 (15%) and 2010 (10%). A participant may not transfer, sell, borrow against or otherwise dispose of the shares before July 1, 2011. At the end of the five-year and six-month term of the plan, if the amount realized on a sale of the shares does not entirely cover the amount of the loan and costs and taxes on capital gains, Abengoa will compensate the participant with the necessary amount to meet the total amount required. In addition, the plan permits Abengoa to repurchase the shares from a participant on the occurrence of certain events, such as death, disability, or retirement of the participant or termination of the employment of the participant.
2007 Extraordinary Variable Compensation Plan
     On March 22, 2007, the Nomination and Compensation Committee of the Telvent Board of Directors and the Telvent Board of Directors approved a variable compensation plan (the “Plan”) for members of the senior management of Telvent and its subsidiaries. The participants in the Plan include currently 31 members of the senior management of Telvent and various subsidiaries, including business unit managers, senior project managers, technical and research and development managers and corporate services officers and managers (the “Participants”). The Plan is based on the accomplishment of objectives based on the 2006 Strategic Plan of Telvent. The duration of the Plan is five complete fiscal years, commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur not later than June 30, 2012 after the verification of the fulfillment of the objectives based on the annual audit reports.
     The Plan provides for extraordinary, variable compensation to the Participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each Participant. The total amount available for distribution under the Plan is € 10,480 The compensation only vests and becomes payable after the end of the fifth year of the Plan.
     The following conditions must be fulfilled in order for a Participant to earn compensation under the Plan:
(a)	The Participant must remain in the employment of Telvent or one of our subsidiaries throughout the term of the Plan.

(b)	For each fiscal year of the Plan, the Participant must be entitled to receive an annual bonus under the bonus plan of the company with which the Participant is employed for that year, based on the achievement of least 90% of the objectives other than bookings or quality specified in that company’s bonus plan. Failure to earn a bonus under that company’s bonus plan in one year does not disqualify a Participant from being eligible to earn compensation under the Plan in another year.

(c)	Fulfillment of the consolidated five-year budget of Telvent corresponding to the fiscal years 2007-2011 according to the Internal Strategic Plan dated June, 2006.

(d)	The price of the ordinary shares of Telvent listed on the Nasdaq Global Select Market on December 31, 2011 must be not less than U.S. $17.00 per share. If the list price is less than U.S. $17.00 due to circumstances of volatility of the share prices and/or the stock market, then the price of the Telvent shares will calculated using the average price during a reference period of three months before and three months after December 31, 2011 and this will be submitted for the consideration of our Nomination and Compensation Committee.
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
C. BOARD PRACTICES
Responsibilities and Terms
     Under Spanish Law, the board of directors of a Spanish corporation is responsible for management, administration and representation in all matters concerning our business, subject to the provisions of our bylaws and resolutions adopted at general shareholders’ meetings by a majority vote of the shareholders. Although we are not required to have a majority of our board consist of independent members under applicable Nasdaq listing standards because we are a “controlled company” pursuant to those standards, we endeavor to appoint a majority of the members of the board of directors from outside of our company. Six of our ten current directors (Messrs. Cuenca, Punset, Salas, Villazán, Cassinello and Fernández) are independent under applicable Nasdaq listing standards.
     Directors are elected by our shareholders to serve five-year terms. A director may be re-elected to serve for an unlimited number of terms. If a director does not serve out his or her entire term, the board of directors may fill the vacancy by appointing a shareholder as a replacement director to serve until the next general shareholders’ meeting, when the appointment may be ratified or a new director to fill the vacancy is elected or replaced. A director may resign or be removed (with or without cause) from office by a majority vote of the shareholders at a general shareholders’ meeting. As a result of these five-year terms, not all of our directors will be elected each year, and in some years none of our directors will stand for election. Information about how long each of our current directors has served as a director and when his term expires, is set forth in Section 6.A. above.
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

Audit Committee
     Our Audit Committee, which we established in January 2003, reports to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relative to the adequacy of our internal accounting controls. At this time, our Audit Committee is responsible for the oversight of our relationship with Abengoa, including the approval of the terms and conditions of transactions between Abengoa and us. The members of the Audit Committee are Messrs. Salas, Fernández and Cassinello, all of whom are independent in accordance with Nasdaq’s listing standards and the independence requirements of the SEC. The chairman and financial expert on the Audit Committee is Mr. Salas. Under Spanish law, shareholders have the authority to approve the engagement of the auditors for an initial period of at least three years up to a maximum of nine years. Our external auditors are appointed by our shareholders at each annual shareholders’ meeting.
     Our Board of Directors has adopted an Audit Committee Charter for the Audit Committee. A copy of such charter, as amended, is available on our website at www.telvent.com. In March 2005 and in September 2007, our Board of Directors approved certain amendments to our Audit Committee Charter to clarify and expand it.
Nominating and Compensation Committee
     The Nominating and Compensation Committee was established in September 2005. The Nominating Committee is responsible for reporting to the Board of Directors on matters relating to the appointment, reelection, retirement, removal and compensation of the members of the Board of Directors, on general policy relating to compensation and incentives for the aforesaid members and executive officers. The committee is responsible for preparing the proposals that the Board of Directors puts to the General Meeting of shareholders for the appointment or removal of Directors, including those appointed by the Board of Directors to fill vacancies.
     The members of the Nominating and Compensation Committee are Messrs., Villazán, Punset and Cuenca, each of whom is independent in accordance with Nasdaq’s listing standards and the independence requirements of the SEC.
     Our Board of Directors has adopted a Nominating and Compensation Committee Charter for the Nominating and Compensation Committee. A copy of such charter, as amended, is available on our website at www.telvent.com. In February 2008, our Board of Directors approved certain amendments to our Nominating and Compensation Committee Charter to clarify and expand it.
D. EMPLOYEES
     We had the following number of employees as of the dates and in the functional areas specified in the following table:

	As of December 31,
	2007	2006	2005
Sales and marketing	337	269	218
Research, development and innovation	502	330	302
Management and administration	775	589	411
Engineering and integration	3,136	2,314	1,725

Total employees	4,750	3,502	2,656

     Our employees were located in the following geographic areas as of the dates specified in the following table:

	As of December 31,
	2007	2006	2005
Europe	3,141	1,881	1,647
North America	1,013	946	606
Latin America	431	504	313
Asia-Pacific	165	171	90

Total employees	4,750	3,502	2,656

E. SHARE OWNERSHIP
     The following table sets forth certain information regarding beneficial ownership of our ordinary shares by each of our senior management and each of our directors as of March 3, 2008.

		Percentage of
Name of Beneficial	Total Shares	Ordinary
Owner(1)	Beneficially Owned	Shares(2)
Manuel Sánchez	333,000	1.14%
HRH Carlos de Borbón	—	—
Miguel Cuenca	—	—
Eduard Punset	—	—
Javier Salas	—	—
José B. Terceiro	—	—
Cándido Velázquez-Gaztelu	—	—
Bernardo Villazán	600	*
Emilio Cassinello	—	—
Jose Manuel Fernández	—	—
José I. del Barrio	87,500	*
Ana Plaza	34,000	*
Francisco Cáceres	—	—
Raúl Agüera	—	—
Bárbara Zubiría	—	—
Carmen Rodríguez	—	—
Larry Stack	72,000	*
José Montoya	136,620	*
Dave Jardine	108,000	*
José María Flores	80,000	*
Ignacio González	120,000	*
Javier Garoz	—	—
Dai Yue	—	—
Luis Rancé	—	—
Marcio Leonardo	—	—
Adolfo Borrero	80,000	*
Lidia García	—	—
Aránzazu Caja	—	—
Rafael Bago	—	—
All directors and executive officers as a group (29 persons)	1,051,720	3.59%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	* represents beneficial ownership of less than 1% of our ordinary shares.
     Each of the directors and executive officers listed above, except Bernardo Villazán, acquired his or her shares through the stock compensation plan described in “Item 6 – Directors, Senior Management and Employees — Compensation.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
     To the best of our knowledge, we only have the following three major shareholders (the term “major shareholder” means any shareholder that beneficially owns 5.0% or more of our outstanding ordinary shares): Abengoa, FMR LLC. and Waddell & Reid Financial Inc. (“Waddell & Reid”).

     As of March 3, 2008, Abengoa owned 18,201,000, or 62.2%, of our outstanding ordinary shares, through its two wholly-owned subsidiaries Telvent Corporation, S.L. and Siema AG. As of December 31, 2007, we believe that Inversión Corporativa owned approximately 56.0% of the shares of Abengoa. Inversión Corporativa is a private corporation, which we believe has approximately 300 shareholders, none of whom we believe has a controlling interest. Prior to our IPO, Abengoa owned 91% of our ordinary shares.
     Following the IPO and the partial exercise of the underwriters’ overallotment option, Abengoa’s percentage ownership of our ordinary shares decreased to its current level.
     According to a Schedule 13G that FMR LLC filed on February 14, 2008, as of December 31, 2007 FMR LLC and Fidelity International Limited owned 4,116,000 shares or 14.07% of our outstanding ordinary shares. FMR LLC is the parent company of the Fidelity Investments mutual fund complex and is the successor of FMR Corp.
     According to a joint schedule 13G, filed on February 1, 2008, by Waddell & Reid Financial, Inc. (“WDR”), Waddell & Reid Financial Services, Inc. (“WRFSI”), Waddell & Reid, Inc. (“WRI”), Waddell & Reid Investment Management Company (“ WRIMCO”) and Ivy Investment Management Company (“IICO”) they are the owners of a total of 1,624,600 or 5.6% of our ordinary shares as follows:

WDR:	1,624,600 (indirect)
WRFSI:	1,389,100 (indirect)
WRI:	1,389,100 (indirect)
WRIMCO:	1,389,100 (direct)
IICO:	235,500 (direct)
     According to the joint schedule 13G, such securities are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by IICO, an investment advisory subsidiary of WDR or WRIMCO, an investment advisory subsidiary of WRI. WRI is a broker-dealer and underwriting subsidiary of WRFSI, a parent holding company. In turn, WRFSI is a subsidiary of WDR, a publicly traded company. The investment advisory contracts grant IICO and WRIMCO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Securities Exchange Act of 1934 “1934 Act”).
     According to the schedule 13G, IICO, WRIMCO WRI, WRFSI and WDR are of the view that they are not acting as a “group” for purposes of Section 13 (d) under 1934 Act. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to WRIMCO and IICO.
     None of Abengoa, FMR Corp. or Waddell & Reid have voting rights that differ from the voting rights of our other shareholders.
B. RELATED PARTY TRANSACTIONS
Services and Supplies Provided by Abengoa to Us
     During the years 2007, 2006 and 2005, certain of our subsidiaries entered into, or renewed, a number of service agreements with Abengoa for the provision of professional services to assist, improve and support us with the expansion of our activities. These transactions were completed at market rates. These services include:
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
     Each agreement has a one-year term and is extended annually unless terminated by either party within 30 days prior to its expiration. Our subsidiaries may reduce the level of services they request under these agreements. Each agreement provides that either party may terminate the agreement if the other party does not fulfill its obligations. None of the agreements may be assigned without the prior written consent of the other party. The total amounts of the services provided by Abengoa under the services agreements were € 4.9 million, € 4.1 million and
€ 3.4 million in 2007, 2006 and 2005, respectively.
     We also have entered into a service agreement with Gestion Integral de Recursos Humanos, S.A., or GIRH, a subsidiary of Abengoa. This agreement provides us with services for personnel management, recruiting and hiring personnel, human resources development, employment relationships and occupational safety. This agreement was entered into in 2004, with one-year renewable terms. We recorded expenses under this agreement of € 1.5 million, € 1.2 million and € 1.3 million in 2007, 2006 and 2005, respectively. Our chairman and chief executive officer, Manuel Sánchez, is also the chairman of GIRH.
     In addition to the services agreements, we purchase a variety of supplies from Abengoa and its subsidiaries, which primarily consist of production, assembly and engineering of electronic and control boards and mechanical installation services. Our purchases of supplies from Abengoa and its subsidiaries totaled € 11.4 million, € 9.8 million and € 10.2 million in 2007, 2006 and 2005, respectively. We believe these purchases were on at least as favorable terms and conditions as we could have obtained from third party suppliers. We also lease our Mexico facility Abengoa S.A. Our lease expenses in 2007 totaled € 0.4 million.
Services Provided by Us to Abengoa
     We, and our subsidiaries, have an agreement to provide services to Abengoa primarily for the provision of communications, IT and related services. The largest of these agreements involve our subsidiary, Telvent Outsourcing, which has agreements with Abengoa that generally provide for one-year terms and are renewable annually. In 2007, 2006 and 2005, the revenues from these agreements amounted to
€ 15,6 million, € 11.8 million and € 9.4 million, respectively.
     We also lease part of our Seville facilities to several members of the Abengoa Group. Lease revenues related to the portion of our Seville facility leased to members of the Abengoa Group in 2007, 2006 and 2005 totaled € 0.6 million, € 0.6 million and € 0.1 million, respectively. Finally, we also lease part of our Madrid, Spain facility space to several members of the Abengoa Group. Lease revenue related to the portion of our Madrid, Spain facility leased to members of the Abengoa Group was € 0.8 million during 2007.

Credit Arrangements with Abengoa
     On April 20, 2004, we established a bilateral credit arrangement with Abengoa which replaced any prior credit arrangements. Under this arrangement, we and Abengoa could borrow funds from or lend funds to each other, from time to time upon not less than twenty-four hours’ notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). On August 1, 2007, we amended the agreement to increase the maximun credit limit to € 60 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either we or Abengoa may elect not to make loans to the other. This arrangement had an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party.
     On December 1, 2002 Telvent México and Abengoa Mexico established bilateral credit arrangements. Under these agreements Telvent México and Abengoa México may borrow funds or lend funds to each other up a maximum of U.S. $10.0 million. The agreement between Abengoa Mexico as lender and Telvent Mexico as borrower has been amended twice. In the first amendment dated January 1, 2006, the maximum credit limit available to Telvent Mexico was increased to U.S. $ 25.0 million. In the second amendment dated June 1, 2007 the maximum credit limit available to Telvent Mexico was increased to U.S. $ 30.0 million. Borrowings under these credit arrangements bear interest at three-months LIBOR plus variable margin of 0 to 6 points. This arrangement renews for annual one-year terms until terminated by either party.
     Both of the credit arrangements result a total credit line for the Company of approximately € 80,400. The average monthly balance of amounts (due to) or due from Abengoa affiliates was € (33,107) and € (19,497) in 2007 and 2006, respectively. At each year end, the creditor has the right to demand, or to give notice of its intention to demand repayment. The largest amount of our indebtedness under this arrangement in 2007 was € 46.7 million, and our net payable as of March 3, 2008 was € 19.9 million. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
Abengoa Loan Facility
     On December 1, 2002 Telvent México and Abengoa Mexico established bilateral credit arrangements. Under these agreements Telvent México and Abengoa México may borrow funds or lend funds to each other up a maximum of U.S. $10.0 million. The agreements have been amended twice. In the first amendment dated January 1, 2006, the maximum credit limit available to Abengoa Mexico from Telvent Mexico was increased to U.S. $25.0 million. In the second amendment dated June 1, 2007 the maximum credit limit available to Telvent Mexico from Abengoa Mexico was increased to U.S. $30.0 million. Borrowings under this credit arrangements bear interest at three-months LIBOR plus variable margin of 0 to 6 points. This arrangement renews for annual one-year terms until terminated by either party.
C. INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
     Please see “Item 18 – Financial Statements” and pages F-2 through F-40 of this annual report.
Other Financial Information
Export Sales
     Not applicable.
Legal Proceedings
     We are subject to lawsuits from time to time, including lawsuits that we have relating to our acquisitions. There are no material legal proceedings pending or, to our knowledge, threatened, against us.

Xfera Matter
     In October 2003, the Audiencia Nacional in Spain announced that it had begun a criminal investigation into the role of Abengoa’s majority shareholder, Inversión Corporativa I.C., S.A., and four directors of Abengoa, including its chairmen, in a series of transactions resulting in our purchase of our initial 3.71% interest in Xfera Móviles S.A., a start-up stage third generation mobile telephony company. In September 2004, we learned that the Audiencia Nacional had extended the criminal investigation into the roles of our chairman and chief executive officer, Mr. Sánchez, and of the general counsel of Abengoa who also served as the secretary to the board of directors of Telvent from October 2000 to April 2004. The CNMV, the Spanish stock market regulator, opened an investigation in January 2003 that focused on whether an agreement between Abengoa and its majority shareholder in October 2000 constituted a "relevant fact" that should have been communicated to the CNMV.
     On February 22, 2006, Mr. Sánchez received notification from the judge in the Audiencia Nacional investigation into the Xfera matter that the prosecutor formally accused the parties involved in the investigation. A trial commenced and the judge eventually issued an order that declared the proceedings null and void and dismissed the charges against the executives of Abengoa S.A. (the “Order”). The prosecutor subsequently filed an appeal to the Audiencia Nacional against the Order and ordered that a trial be commenced against such parties. As described in our Report on a Form 6-K filed on March 19, 2007, on March 16, 2007, we were informed by Mr. Sánchez that he received an order from the Audiencia Nacional dismissing the appeal filed by the prosecutor. This order is not appealable and therefore the Order is final and binding.
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
     On December 12, 2007, the Audiencia Nacional made an order dismissing the action against Mr. Velázquez Gaztelu. The prosecutor did not appeal this order but other parties involved in the case filed an appeal which is pending.
El Toyo
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved. As of December 31, 2007, the development and installation work for the El Toyo Project was substantially complete. Telvent continues to wait for a decision from the appeals court.
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
     Spanish law requires us to allocate at least 10% of our net income each year to a legal reserve, until the balance of such reserve is equivalent to at least 20% of our issued share capital. A corporation’s legal reserve is not available for distribution to shareholders except upon liquidation. Our legal reserve, as of December 31, 2007, was below the required level of 20% of our issued share capital as of such date. Each year we are required to add 10% of our annual income, measured on an unconsolidated basis in accordance with Spanish GAAP, to our legal reserve each year until we have reached the required legal reserve of 20% of Telvent GIT’s issued share capital. In 2007, 10% of our net income, measured on an unconsolidated basis in accordance with Spanish GAAP, was € 0.8 million. We may also make payment of dividends from our distributable reserves. As of December 31, 2007, we had distributable reserves of € 7.3 million. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually, although our board of directors or shareholders under certain circumstances may declare a distribution of interim dividends based on the fiscal year’s results out of our distributable reserves and/or the profits since the beginning of the fiscal year if we have the minimum balance in our legal reserves and other reserves established by our bylaws.
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
     Dividends may be subject to withholding tax in Spain. Dividends payable by us to non-residents of Spain are subject to withholding tax at the rate of 18%, subject to reductions pursuant to applicable tax treaties. See “Item 10 – Additional Information-Taxation.”
     Although laws vary from state to state within the U.S., uncollected dividends and shares may be considered abandoned property under the laws of a shareholder of record’s state of residence after a period of time, ranging from three years to seven years, has passed since that shareholder’s last contact with our transfer agent. If a shareholder of record does not claim dividends from our transfer agent within the applicable time period, our transfer agent, in accordance with applicable state law, will transfer the amount of the unclaimed dividend and the related shares to the treasury of that shareholder’s state of residence as reflected in the transfer agent’s records, which may not be that shareholder’s actual state of residence. Amounts paid to a state treasury in this manner will not be repaid to us, and whether or not that shareholder is subsequently permitted to recover the property from the state treasury will depend on that state’s laws.
     On May 24, 2007, the Board of Directors approved the payment of a dividend on Telvent’s common stock in the amount of € 0.30 per share. Such dividend was paid on June 20, 2007 at the exchange rate set by the Spanish “Boletín Oficial del Estado” for May 24, 2007.
B. SIGNIFICANT CHANGES
     There have been no significant changes since the date of the financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
     The trading history of our ordinary shares began with their listing on the Nasdaq National Market beginning on October 21, 2004 in connection with our IPO. The following table sets forth the price history of our ordinary shares since our IPO:

	High Market
	Price	Low Market Price
	($ Per Share)	($ Per Share)
Annual highs and lows
2005	12.55	7.13
2006	16.30	10.76
2007	29.06	14.33
Quarterly highs and lows
2005
First Quarter	12.55	9.70
Second Quarter	10.40	7.13
Third Quarter	11.89	10.01
Fourth Quarter	11.24	9.60
2006
First Quarter	15.19	10.76
Second Quarter	16.30	10.95
Third Quarter	14.88	12.61
Fourth Quarter	14.87	12.40
2007
First Quarter	19.70	14.33
Second Quarter	28.34	17.70
Third Quarter	28.06	21.51
Fourth Quarter	29.06	24.09
Monthly highs and lows
2007
September	26.22	23.94
October	26.09	24.16
November	26.44	24.09
December	29.06	25.09
2008
January	27.96	19.72
February	23.80	21.13
B. PLAN OF DISTRIBUTION
     Not applicable.
C. MARKETS
     Our ordinary shares are traded only on the Nasdaq Global Select Market under the symbol “TLVT”.
D. SELLING SHAREHOLDERS
     Not applicable.
E. DILUTION
     Not applicable.

F. EXPENSES OF THE ISSUE
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
     Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
     The following discussion addresses some provisions of our bylaws and also compares some aspects of Spanish corporation law, which applies to us, to Delaware General Corporation Law, the state law under which many corporations in the U.S. are incorporated, or, where relevant, to U.S. federal laws. This comparative information is only a summary, and it is subject to the complete text of our Articles of Association, which are incorporated by reference in the exhibits to this report and to the complete texts of the referenced laws, including the Spanish Corporation Law of 1989, as amended, and the Delaware law, including the Delaware General Corporation Law, and U.S. federal laws, as amended. Our charter documents are our Deed of Incorporation and our bylaws. Our bylaws set forth our purposes, our authorized share capital and the terms of our shares, and other important aspects of our corporate governance. The English translation of our bylaws is titled “Articles of Association,” after their Spanish title Estatutos Sociales.
Objects and Purposes
     We registered with the Madrid Mercantile Registry at Volume 15,370, Book 0 of the Companies Book, Section 8 (a), Sheet 164, Page M-257,879, 1st entry. Our corporate purposes, set forth at Article 4 of our bylaws, are as follows:
•	To provide engineering and information services in the Internet and telecommunications markets.

•	To manufacture, develop, market, maintain, repair and install all kinds of information, control, protection, monitoring and security devices and systems.

•	To improve buildings that are specifically designed to house computer systems and equipment, and/or to house communications network operating systems and equipment owned by third parties.

•	To develop, construct, assemble, operate, repair, maintain, import, export, sell and lease all kinds of (i) machines, devices, installations, units, sub-units, individual parts and materials for all computer, electronic, electromechanical and electrical applications and (ii) scientific devices for control, measurement and installation, repair and maintenance.

•	To obtain, purchase, sell, transfer and operate concessions, rights and patents.

•	To acquire, promote, dispose of, use and encumber all types of movable assets and real estate and intangible rights without restriction of any kind and any other commercial activities directly or indirectly related to the above-mentioned corporate purposes.
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

     Delaware Law. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware General Corporation Law owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware General Corporation Law are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have imposed a heightened standard of conduct upon directors of a Delaware General Corporation Law who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware General Corporation Law approves the sale or break-up of the corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.
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
Power to Vote on Compensation for One or More Directors without an Independent Quorum
     Our Bylaws and Spanish Law. Our directors do not have the authority to vote on director compensation; Article 24 of our bylaws provides that directors’ compensation shall be determined yearly by the shareholders at the general meeting of shareholders. Please see the discussion under “Shareholder Rights-Shareholder Meetings,” below, for information on quorum requirements.
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
Shareholder Rights
Dividend Rights
     Our Bylaws and Spanish Law. Our bylaws require majority shareholder approval for the declaration of dividends. Under Spanish law, a corporation may declare and pay dividends only out of profits remaining after required transfers to legal reserves, or out of distributable reserves, and only if the net worth of the corporation is not, before or as a result of the dividend distribution, lower than its issued share capital. A person is entitled to dividends if it was a shareholder when the shareholders’ resolution to declare those dividends was adopted; its entitlement to those dividends lapses on the fifth anniversary of the payable date.. However, our transfer agent would dispose of unclaimed dividends in accordance with the abandoned-property laws of our shareholders’ jurisdictions of residence (as shown on the transfer agent’s records). Please see “Dividends” under “Item 8.A—Financial Information—Consolidated Financial Statements and Other Financial Information” for a discussion of our dividend policy, our legal reserves, and how our transfer agent would treat unclaimed dividends.
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
     Delaware Law/Nasdaq Listing Standards/U.S. Federal Securities Laws. A Delaware corporation is required to hold an annual meeting of stockholders to elect directors, unless directors are elected by written consent in lieu of an annual meeting as described below. However, the failure to hold an annual meeting at the designated time or to elect a sufficient number of directors to conduct the business of the corporation does not affect otherwise valid corporate acts or cause any kind of forfeiture or dissolution of the corporation. Instead, the board of directors will be required to hold a meeting as soon as is convenient. Annual meetings of stockholders may be held at any place as may be designated by or in the manner provided in the certificate of incorporation or bylaws. In addition to the election of directors, the corporation may transact any other proper business of the corporation at an annual meeting of stockholders.
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
     At least 33.33% of the shares entitled to vote at a meeting must be present to constitute a quorum for the conduct of business at any meeting of the stockholders of a Delaware corporation, although a corporation’s certificate of incorporation or bylaws can require a higher percentage. Nasdaq’s listing standards also require a quorum of 33.33% of outstanding shares for the conduct of business at a meeting of the stockholders of a Nasdaq-listed company. Nasdaq has exempted us from this requirement; we comply with the quorum requirements of Spanish law outlined above.
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

Limitations on Rights to Own Our Securities
     Our Bylaws and Spanish Law. Pursuant to Spanish Law 18/1992 on Foreign Investments (Ley 18/1992, dated July 1, 1992)) and Royal Decree 664/1999 (Real Decreto 664/1999, dated April 23, 1999), foreign investors may invest freely in shares of Spanish companies except for companies operating in certain strategic industries, including air transportation, radio and television broadcasting, gaming, munitions and mining, unless the Spanish government has issued an exemption. While these provisions of Spanish law do not restrict the rights of foreign persons to own our ordinary shares, or to exercise full voting rights, these provisions of Spanish law could prevent us from investing in the restricted industries. We must report to the Spanish Registry of Foreign Investments our ordinary shares held by foreign investors. Our bylaws do not vary or expand upon these provisions of Spanish law.
     Delaware Law/U.S. Federal Law. The Delaware General Corporation Law does not restrict the rights of foreign persons to own shares of Delaware corporations, or to exercise full voting rights with respect to those shares. However, U.S. federal laws impose some restrictions on the ownership of interests in certain regulated industries, including the airline and broadcast industries.
Anti-Takeover Provisions
     Our Bylaws and Spanish Law. Our bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of our Company. Although Section 60 of Spanish Law 24/1988, dated as of July 28, 1988, and Royal Decree 1066/2007, dated as of July 27, 2007, regulate takeover bids by regulating mechanisms and instituting procedures for acquiring a control position within a corporation for reorganizing a corporation’s structure, these laws apply only to companies listed on a Spanish stock exchange and therefore do not apply to us.
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
     Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:
•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85.0% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested stockholders and shares owned by specified employee benefit plans; or

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.
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

     Delaware Law/U.S. Federal Securities Laws. While Delaware law does not provide for special disclosure of any particular level of share ownership, United States federal securities laws do contain certain disclosure requirements of this nature. For example, any person acquiring more than 5% of the beneficial ownership of a class of a company’s equity securities registered under Section 12 of the Securities Exchange Act must file with the SEC a schedule disclosing certain information about itself, including the background of such person, the source of the funds used in the purchase of such securities, the person’s plans concerning the management of the acquired corporation if the purpose of the stock purchase is to acquire control over the issuing corporation, the number of such shares beneficially owned by such person and the number of shares such person and each of its associates have a right to acquire, and information as to any contracts, arrangements or understandings with any person with respect to any securities of the issuing corporation.
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
Reciprocal loan agreement with Abengoa
     On April 20, 2004, we entered into a bilateral credit arrangement with Abengoa that replaced a prior credit agreement that we and our subsidiaries had with Abengoa. Under the current agreement, we and Abengoa may borrow funds from or lend funds to each other, from time to time upon not less than one day’s notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). On August 1, 2007, we signed an amendment to this agreement, increasing the maximum facility to € 60 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings denominated in currencies other Euros, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either we or Abengoa may elect not to make loans to the other. This agreement had an initial term ending December 31, 2004; it renews for annual one-year terms until terminated by either party. Our net amount receivable under this arrangement as of December 31, 2007 was € 35 million. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
     On December 1, 2002 Telvent México and Abengoa Mexico established bilateral credit arrangements. Under these agreements Telvent México and Abengoa México may borrow funds or lend funds to each other up a maximum of U.S. $10.0 million. The agreement between Abengoa Mexico as lender and Telvent Mexico as borrower has been amended twice. In the first amendment dated January 1, 2006, the maximum credit limit available to Telvent Mexico was increased to U.S. $ 25.0 million. In the second amendment dated June 1, 2007 the maximum credit limit available to Telvent Mexico was increased to U.S. $ 30.0 million. Borrowings under these credit arrangements bear interest at three-months LIBOR plus variable margin of 0 to 6 points. This arrangement renews for annual one-year terms until terminated by either party.
Telvent Canada credit agreement with ABN AMRO Bank N.V.
     Under a credit agreement dated May 2, 2003, Telvent Canada has three separate credit facilities with ABN AMRO Bank N.V. (formerly known as LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch). The first facility (“Facility A”) is a secured revolving credit line for working capital purposes in a maximum amount which was originally up to U.S. $8 million (€ 5.9 million) but was reduced by an amendment dated April 13, 2006 to a maximum of U.S. $6 million (€ 4.5 million). On April 19, 2007, Facility A was further amended to reduce the amount available to U.S. $3,000 (€ 2,038). On October 18, 2007, this credit agreement was amended to temporarily increase the amount available under Facility A to U.S. $5,000 (€ 3,397) for a period of 30 days from October 18, 2007. As of December 31, 2007 the amount available under Facility A remains U.S. $3,000 (€ 2,038). Availability of funds under Facility A is based on a borrowing base which is calculated monthly determined as a percentage of eligible accounts receivable and inventory of Telvent Canada. Facility A bears interest at a rate equal to LIBOR or a base rate index plus an applicable margin, at Telvent Canada’s option.

     The second facility (“Facility B”) is a delayed draw, non-revolving, term loan facility in the amount of up to U.S. $5.5 million (€ 4.2 million). Facility B was repaid in full in April, 2006, and no further amounts may be borrowed under this facility.
     The third facility was added by an amending agreement dated April 13, 2006, under which the credit agreement was amended to reduce the amount of the credit available under Facility A from U.S. $8 million to U.S. $6 million and to add an additional secured revolving credit facility (“Facility C”) in a maximum aggregate principal amount of U.S. $12 million solely for the purposes of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA is required to provide bid, advance payment or performance securities. Under Facility C, the fees for letters of credit are calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by ABN AMRO Bank N.V.
     All facilities mature in March 2008. LaSalle Business Credit has a first security interest in all assets and equity of Telvent Canada and Telvent USA. As part of the credit agreement, Telvent Canada is restricted from paying dividends to us and we will be unable to factor any receivables of Telvent Canada or Telvent USA without prior written consent of ABN AMRO Bank N.V. By an amending agreement dated July 14, 2005, the credit agreement was amended to permit Telvent Canada to borrow amounts up to U.S. $4 million from time to time for working capital purposes from Telvent affiliates.
     On April 19, 2007, the Company’s subsidiary, Telvent Canada, entered into an agreement to amend its credit agreement dated May 2, 2003 with ABN AMRO Bank N.V. The credit agreement was amended to reduce the amount available under Facility A to $3 million and to confirm that Facility B had been repaid and that no further amounts may be borrowed under that facility. The credit agreement was further amended by an amending Agreement dated December 11, 2007, to amend the definition of “Collateral” to exclude accounts receivable sold to ABN AMRO Bank N.V. under a Master Accounts Receivable Purchase Agreement dated December 11, 2007 made between Telvent Canada Ltd., Telvent USA, Inc., Telvent Miner & Miner, and ABN AMRO Bank N.V.
Telvent Traffic North America credit agreement with LaSalle Business Credit
     On May 31, 2006, our subsidiary, Telvent Traffic, entered into a credit agreement with LaSalle Bank National Association under which it may borrow up to U.S. $20 million. The obligations of Telvent Traffic under the credit agreement are guaranteed by the Company. The credit facility is available for partial financing of acquisitions permitted under the agreement. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by LaSalle Bank National Association or (ii) the London Interbank Offering Rate for U.S. Dollar deposits in the London Interbank Eurodollar market (“LIBOR”), plus an applicable margin which is based on the leverage ratio of the Company. The leverage ratio is the ratio of consolidated debt to consolidated EBITDA (net income plus the sum of expenses for interest, taxes, depreciation and amortization). The minimum margin is 0.75% and the maximum applicable margin is 1.25%. For prime rate loans, interest is payable quarterly in arrears. For LIBOR loans, interest is payable in arrears on the last day of each interest period, which can be one, two, three or six months, as selected by Telvent Traffic. This credit facility is not a revolving facility. By an amendment effective June 16, 2006, the agreement was amended to reflect that the shares of Telvent Traffic were transferred from the Company to our subsidiary, Telvent Tráfico y Transporte, S.A., on that date.
     On April 24, 2007, Telvent Traffic entered into an agreement to amend the credit agreement. The credit agreement was amended to increase the amount available to a maximum of $25 million. By an amending agreement dated April 30, 2007 the termination date of the credit agreement was extended to August 1, 2007. By an amending agreement, dated July 31, 2007, the termination date of the credit agreement was extended to November 1, 2007. By an amending agreement, dated October 31, 2007, the termination date of the credit agreement was extended to December 31, 2007. By an amending agreement, dated December 21, 2007, the termination date of the credit agreement was extended to April 30, 2008.

Services agreements with Abengoa
     We and certain of our subsidiaries have entered into separate agreements with Abengoa for the provision of professional services to assist and support us with the expansion of our activities. These services include cash pooling arrangements, financial management, institutional support with international multilateral financing organizations, institutional commercial assistance, tax and legal advisory services, centralized asset management, support in global credit ratings, negotiation and optimization of global corporate insurance policies, the provision of guarantees and endorsements, internal publicity and corporate image services and human resources services. Each of these agreements has a one-year term that is extended annually unless terminated by either party and can be terminated by either party upon breach by the other. We and our consolidated subsidiaries paid a total of € 4.8 million to Abengoa for services under these agreements in 2007.
Services agreement with Gestión Integral de Recursos Humanos, S.A. (“GIRH”)
     On January 1, 2004, Abengoa’s subsidiary, GIRH, agreed to provide human resources (including personnel recruitment and management) and occupational safety services to a group of our subsidiaries for an annual aggregate fee in 2007 of approximately € 1.2 million. This agreement has a one-year term that is automatically renewed unless the agreement is terminated by either party within sixty days of its expiration.
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
Lease for Principal Executive office in Madrid, Spain
     We lease our principal executive offices in Madrid, Spain under a lease dated November 15, 2000 with Valgrande 6 S.A. In January 2005, we and the landlord agreed in writing to reduce the size of the leased premises by 10,557 square meters (113,634 square feet) and the premises is now 34,096.65 square meters (367,013 square feet). By an amendment dated July 1, 2006, both parties agreed to reduce the size of the leased premises by 1,755.29 square meters and now the premises is 32,341.36 square meters. In that amendment, Telvent Servicios Compartidos, S.A. was novated into the agreement in place of Telvent Housing. The rent is adjusted annually in accordance with a consumer price index. In 2007, our rent under this lease was € 4,508,716.50 (VAT included). We also pay our proportionate share of operating costs and property taxes. The initial term of the lease expires on October 1, 2020 and will be renewed automatically for an additional three years if neither party gives notice at least one year before the end of the term that the lease will not be renewed.
Lease for office in Seville, Spain
     Telvent Servicios Compartidos S.A. leases offices at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain under a lease dated February 25, 2004 with Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros (now Helvetia Previsión, S.A.). For the first two years of the term, the annual base rent was € 404,363. We also pay our proportionate share of operating costs and property taxes. After the second year of the term, the rent will be adjusted annually in accordance with a Spanish consumer price index. This facility is 6,126.71 square meters (65,947 square feet). The term of the lease is six years, commencing January 1, 2005 and expiring on December 31, 2010. We may extend the lease for additional one year periods by giving written notice at least six months prior to the expiry of the lease for a maximum of two years.

     Telvent Servicios Compartidos S.A. also leases offices on the third and fourth floors in the same building (Ronda del Tamarguillo, 29 Plantas 3a y 4a, Seville, Spain) under a lease dated July 30, 2003 with Altius Partners, S.L. (now leased from Romero Álvarez, S.A., who purchased the floors managed by Altius Partners, S.L.). The obligations under the lease are guaranteed by the Company. The rent for the first year of the term was € 60,933 per month. After the first year of the term, the rent is adjusted annually in accordance with a Spanish consumer price index. We also pay our proportionate share of operating costs and property taxes. This facility is 7,820 square meters (84,178 square feet). The initial term of the lease is ten years, expiring on August 1, 2013. The lease will be extended for successive periods of two years each, unless we give notice in writing to the landlord six months before the end of the term, or renewal term as the case may be.
     In 2007, our combined total rent under these leases was € 1,649 (VAT included).
Lease for Data Center office in Seville, Spain
     Telvent Housing leases offices at Avda. Montesierra 36 in Seville, Spain under a lease dated July 1, 2004 with Decesaris, S.A. This facility is 877 square meters (9,435 square feet). The rent is adjusted annually in accordance with a Spanish consumer price index. In 2007, our annual rent under this lease was € 135,786.72. The initial term of the lease expires on December 31, 2010 and will be automatically extended for a maximum of four successive periods of five years each unless we give notice in writing to the landlord thirty days before the end of the term or renewal term, as the case may be. We are responsible for paying the operating costs related to the facility. All the taxes related with the facility are the owner’s responsibility.
Lease for Data Center office in Barcelona, Spain
     Telvent Housing leases offices at Acero 30-32, Barcelona, Spain under a lease dated June 27, 2001 with Sertram S.A. The rent is adjusted annually in accordance with a Spanish consumer price index. In 2007, our annual rent under this lease was € 367,339. We are responsible for paying the operating costs and property taxes related to the facility. This facility is 2,511 square meters (27,028 square feet). The initial term of the lease expires on January 1, 2009 and will be extended for a maximum of twenty successive periods of one year each, unless we give notice in writing to the landlord six months before the end of the term or any renewal term, as the case may.
Lease for Data Center office in Lisbon, Portugal
     Telvent Housing leases offices at Severiano Falcao 14, Lisbon, Portugal under a lease dated June 21, 2000 with Imovest Sociedade Gestora de Fundos de Investimientos Imobiliarios, S.A. The rent is adjusted annually in accordance with a Portuguese index of leasing contracts. In 2007, our annual rent under this lease was € 527,019. This facility is 5,355 square meters (57,641 square feet). The initial term of the lease expired on June 20, 2007. The lease has been and will be extended for successive periods of one year each, unless we give notice in writing to the landlord ninety days before the end of the term or any renewal term, as the case may be.
Lease for office in Calgary, Alberta, Canada
     Telvent Canada leases offices at 10333 Southport Road SW, Calgary, Alberta, Canada under a lease dated August 7, 2002 with Pension Fund Realty Limited. This facility is 12,337 square meters (132,800 square feet). The rent under this lease is CAD 1,759,600 per year until July 31, 2007. We also pay our proportionate share of operating costs and property taxes. Telvent Canada has renewed this lease from August 1, 2008 until July 31, 2013 at an annual rent of CAD $2,815,360. There is an option to renew for an additional five years by giving at least nine months, but no more than twelve months, written notice prior to expiration. Telvent Canada sub-leases 2,927 square meters (31,509 square feet) of the space in the Calgary facilities.
Lease for office in Houston, Texas, U.S.
     Telvent USA leases offices at 7000A Hollister Road, Houston, Texas, USA 77040 under a lease dated October 16, 2003 with Baker Hughes Incorporated. This facility is 4,476 square meters (48,177 square feet). In 2007, our annual rent under this lease was U.S. $578,124. We also pay our proportionate share of excess operating costs other than the costs of utilities for normal business hours and property taxes which are included in the rent. The initial term of the lease expires on November 30, 2009. An amendment to the Lease Agreement was signed as of April 25, 2007, extending the lease until November 30, 2012 at the same annual rent and terms, with an option to renew for an additional three years until November 2015, at a rate to be determined.

Offices in Beijing, China
     Under a purchase contract dated March 17, 2005 with Beijing Development Area Co., Ltd., our subsidiary Telvent Control System (Beijing) Co. Ltd. (“Telvent China”) purchased a new three-floor, 1,303 square meter (14,025 square feet) office in Beijing to establish our China headquarters. The total purchase price was Rmb 9,383,821: 8,219,177 for the building and 1,164,644 for improvements. The purchase price was paid 40% on closing, with the balance financed by an eight-year mortgage at an interest rate of 5.58%. According to Chinese law, the amortization period will be thirty years.
     Under a purchase contract dated May 23, 2006 with Beijing Development Area Co., Ltd., Telvent China purchased a new three-floor, 1,267 square meters (13,640 square feet) steel bar and concrete frame office building at No. 18-1, BDA International Enterprise Avenue, No.63 lot, Economic and Technology Development Zone, 100176 Beijing, PRC. The total purchase price was Rmb 9,208.78 thousand. The initial payment in the amount of Rmb 3,688 thousand was paid on April 11, 2006, and the balance (Rmb 5.52 million) was financed by an eight-year mortgage from July 22, 2006 to June 22, 2014, at an interest rate of 5.325%, and with monthly payments of Rmb 73,593. In 2007, the interest rate changed to 7.83%. According to Chinese law, the amortization period will be thirty years.
Lease for office in Rio Janeiro, Brazil
     Telvent Brasil S.A. leases offices in Rio Janeiro, Brazil under a lease dated October 1, 2007 with Bargoa S.A. (an Abengoa company). This facility is 750 square meters ( 8,073 square feet). In 2007, our rent under this lease was BZL 106,680.00 per year. This lease may be renewed annually on October 1 of each year.
Lease for office in Mexico City, Mexico
     Telvent México S.A. de C.V. leases offices in Mexico D.F., Mexico under a lease dated January 1, 2003 with Abengoa Mexico, S.A. De C.V., as amended by Addenda dated January 3, 2005, January 1, 2006 and January 2, 2007. This facility is 1,318 square meters (14,187 square feet). In 2007, our monthly rent under this lease was MXN 292,384. The amount of the rent is reviewed every twelve months based on the Mexican inflation index multiplied by 1.10. The term of the lease expires on January 2, 2011. The term of this lease will be extended automatically from year-to-year if at the date of the expiration of the lease neither party has given notice of non-renewal.
Lease for office in Fort Collins, Colorado, U.S.
     On March 1, 2007, Telvent Miner & Miner entered into a lease with Meyers 4701, LLC (“Landlord”) for office space located at 4701 Royal Vista Circle, Windsor, Colorado. The original leased facility was 1,949 square meters (28,082 square feet), but was expanded by the Landlord approximately 7,100 square feet. The addition was completed July, 15 2007, at which time Telvent Miner and Miner took possession of the Addition. The rent under this lease was U.S. $26,221 per month until Telvent Miner & Miner took possession of the addition. The rent under this lease was U.S. $26,221 per month prior to taking possession of the addition and now is equal to the product of the actual size of the leased facility in square feet times U.S. $18.50 per square foot divided by twelve months for a total of U.S. $40,391 per month. Monthly rental payments are subject to a bi-annual increase of not more than 6%. Telvent Miner & Miner also will pay its proportionate share of the operating costs and property taxes. The lease expires July 15, 2013, six years after the date on which Telvent Miner & Miner took possession of the addition. Telvent Miner & Miner has options to renew the lease for three additional terms of six years each by giving notice at least 180 days and no more than one year prior to the expiration of the then -existing lease term. The rent for each renewal term will be the market rate for space of similar size, use and location.
Lease for office in Perth, Australia
     Telvent Australia Pty. Ltd. leases offices at Units 3 and 4, 41 King Edward Road, Osborne Park, Western Australia, under two leases both dated July 1, 2005 with Savterne Pty Ltd. This facility is 1,239 square meters (13,336 square feet). The rent under these leases was AUD 107,956 for 2007. The rent is adjusted annually in accordance with the Australian consumer price index. We also pay our proportionate share of operating costs and property taxes. The lease expires on July 1, 2008. We have the option to renew the leases for a further term of three years by giving written notice at least six months prior to the expiry of the lease. The rent for each renewal lease term will be determined by increasing the previous year’s rent in accordance with the Australian consumer price index.

Lease for office in Culemborg, Netherlands
     Telvent Netherlands B.V. leases offices at Landzichtweg, 70, 4105 DP Culemborg, Netherlands, under a lease dated March 11, 1993 with Kroezen Vastgoed Exploitatie B.V. This facility is 633 square meters (6,813 square feet). The rent under this lease was € 98,310 for 2007. We also pay our proportionate share of operating costs and property taxes. The lease expires on September 30, 2008.
Lease for office in Rockville, Maryland, U.S.
     Telvent Farradyne leases offices at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852, under a lease dated November 27, 2002 with GLB Montrose Office Park LLC. This facility is 29,391 square feet. The rent under this lease is U.S. $745,223 per year from April 15, 2005 to April 14, 2006; U.S. $767,580 per year from April 15, 2006 to April 14, 2007; U.S. $790,607 per year from April 15, 2007 to April 14, 2008; and U.S. $814,326 from April 15, 2008 to April 30, 2009. We also pay our proportionate share of operating costs and property taxes. The lease expires on April 30, 2009 and we have the option to enter into a new lease for one further term of five years by giving written notice at least 270 days prior to the expiry of the lease. The rent for each renewal lease term will be equal to 95% of the fair market rent for space of similar size, use and location. The foregoing fair market rent will take into account a tenant improvement allowance of U.S. $5 per rentable square foot.
Lease for office in Columbia, Maryland
     Telvent USA, Inc. leases these offices at W7, W8 and W9, 9160 Red Branch Road, Columbia, Maryland, 21045 under a lease dated December 26, 1998 with Himeles Holdings Limited Partnership, LLP (the successor to Martin S. Himeles) as amended by the following:
•	Letter Agreement dated July 23, 2001 extending the term of the lease for a further three years ending January 31, 2005;

•	First Amendment dated January 3, 2005 extending the term of the lease for a further two years ending January 31, 2007;

•	Letter Agreement dated July 6, 2006 extending the term of the lease for a further one year ending January 31, 2008; and

•	Second Amendment dated December 4, 2007 extending the term of the lease for a further one year ending January 31, 2009 with an option to renew for a further one term ending January 31, 2010.
     The total area leased under the amended lease is 12,985 square feet. The rent under this lease is USD $14,489.00 per month. We also pay our proportionate share of operating costs and property taxes. The lease expires on April 30, 2009. We have the option to renew the lease for one further term of one year by giving written notice prior to August 1, 2008. The rent for the renewal lease term will remain the same.
Lease for office in Austin, Texas, U.S.
     Caseta leases offices at 211 E. 7th Street, Austin, Texas under a lease dated October 18, 2007 with Highland Resources, Inc. The rent under this lease is U.S. $7,741 per month. Caseta will also pay its proportionate share of the operating costs and property taxes. The initial term of the lease is for three years from the commencement date, with the option to renew the lease for two additional one-year terms upon at least 180 days notice from Caseta. Upon any such renewal notice, Caseta and Highland Resources, Inc. will have a period of ninety days to reach an agreement upon the fair market value of the rent (as determined by the rent of office space of similar size, use and location).
Stock and Asset Purchase Agreement for the Acquisition of Farradyne
     May 18, 2006, Telvent and our subsidiary, Telvent Traffic entered into a Stock and Asset Purchase Agreement with Parsons Brinckerhoff Quade & Douglas, Inc. (“PBQD”), its subsidiary, Farradyne, and PB Energy Storage Services, Inc. (“PB Energy”) under which Telvent Traffic acquired the intelligent transportation systems business of these selling parties (the “Farradyne Business”). Telvent guaranteed the performance by Telvent Traffic of its obligations under the agreement.
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
Formula Based Stock Compensation Plan
     See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
Abengoa Stock Purchase Plan
     See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
2007 Extraordinary Variable Compensation Plan
     See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
Sale & Leaseback Agreement
     On October 11, 2007, Telvent Housing entered into agreements for the sale and leaseback of certain equipment owned by Telvent Housing and located in four data centers in Spain operated by Telvent Housing, including the power, air conditioning, fire detection and protection systems, communications network equipment and security and control systems and all associated connections and other works(collectively, the “Equipment”. Telvent Housing entered into a Sale Agreement with ING Lease (Espana) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C. (together, the “Buyers”), under which Telvent Housing sold the Equipment to the Buyers for an aggregate purchase price of € 26,154,818.60, plus approximately € 4,184,770.97 in VAT taxes.
     Telvent Housing and the Buyers simultaneously entered into an equipment lease agreement under which Telvent Housing will lease and continue to use the equipment at the four data center locations. The equipment lease has a term of four years, which will expire on October 11, 2011. Telvent Housing must keep the equipment insured and is responsible for any damage to or loss of the equipment during the term of the equipment lease. Upon the expiration of the term of the equipment lease, Telvent Housing will have the option to repurchase the equipment from the Buyers for a residual value of € 1. The option to purchase may be exercised with thirty days notice to the Buyers provided that all installment payments and other amounts payable under the equipment lease have been paid. Under the equipment lease, Telvent Housing will be responsible for lease payments in the aggregate amount of € 30,116,945.32 (comprised of forty-seven monthly payments of € 491,213.35 and a final rental payment of € 7,029,918.00), an aggregate payment of € 4,818,717.25 in VAT taxes, and payment of all operational and maintenance expenses associated with the equipment.

Matchmind Agreeements
     On October 22, 2007, Telvent Outsourcing entered into several definitive agreements related to its acquisition of Matchmind.
     •   GD 21 and Galian Agreement
     Telvent Outsourcing entered into a definitive agreement (the “GD 21 and Galian Agreement”) with Manuel Galán, Olga Dalmau Reig, Marta Galán Dalmau and Rocío Galán Dalmau (the “GD 21 Sellers”) to acquire 100% of GD 21, S.L. and with José Luis Galí and Carmen Pardo Barrio (together, with the GD 21 Sellers, the “Sellers”) to acquire 94.13% of Galian 2002, S.L. The remaining 5.87% of Galian 2002, S.L., belongs to José Luis Galí. GD 21, S.L and Galian 2002, S.L own 60% of Matchmind. The aggregate purchase price was € 22,380,000, and is subject to certain post-closing adjustments. A portion of the purchase price was paid into an escrow account and will serve as security for the Sellers’ indemnification obligations to Telvent Outsourcing under the GD 21 and Galian Agreement. The Sellers have agreed to indemnify Telvent Outsourcing (other than with respect to claims regarding Matchmind’s damages) for all claims for losses and damages resulting from a breach of any covenants, representations and warranties contained in the GD 21 and Galian Agreement, subject to certain restrictions applicable to all indemnification claims. The Sellers also have agreed to indemnify Telvent Outsourcing for 75% of Matchmind’s claims for losses and damages, subject to certain restrictions applicable to all indemnification claims. Sellers have agreed, for a period of three years, not to (i) compete with Matchmind’s business operations, (ii) solicit business from any company that has a current relationship with Matchmind and (iii) solicit services from any of Matchmind’s or Telvent Outsourcing’s (or any of their affiliates’) employees, managers and directors.
     •   Matchmind Purchase Agreements
     Telvent Outsourcing also entered into definitive promissory share and purchase agreements with each of the 26 existing Matchmind management shareholders of Matchmind to acquire the remaining 42% interest in Matchmind over a three-year period. The purchase price for these subsequent purchases is based upon Matchmind reaching certain EBITDA targets, which will be calculated based upon the annual audited financial statements (the “Financial Statements”) for specified periods. The subsequent purchases described below will be made no later than six months after the prior year’s Financial Statements have been approved as required by Spanish law, which, together with the Gali Agreement purchase described below, will result in Telvent Outsourcing acquiring a 12% interest in Matchmind in 2009, a 10% interest in Matchmind in 2010 and a 20% interest in Matchmind in 2011.
     •   Gali Agreement
     Immediately upon the consummation of the GD 21 and Galian Agreement, Telvent Outsourcing entered into a definitive agreement (the “Galí Agreement”) with José Luis Gali to acquire the remaining 5.87% of Galian 2002 (representing a 2% interest in Matchmind) over a three-year period. The purchase price for these subsequent purchases is based upon Matchmind reaching certain EBITDA targets, which will be calculated based upon the annual audited financial statements for specified periods. The subsequent purchases will be made no later than six months after the prior year’s financial statements have been approved as required by Spanish law.
D. EXCHANGE CONTROLS
     In 1991, Spain adopted the European Union standards for free movement of capital and services. As a result, exchange controls, as well as restrictions on foreign investments, have generally been abolished. There are no exchange controls in existence in Spain that would affect our import and export of capital. As described under “Item 10.B — Memorandum and Articles of Association—Limitations on rights to own our securities,” foreign investors may invest freely in shares of Spanish companies (except for companies operating in certain strategic industries, unless the Spanish government has issued an exemption), and we must report to the Spanish Registry of Foreign Investments our ordinary shares held by foreign investors, but there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries. Please see also “Item 8. Financial Information — Consolidated Statements and Other Financial Information — Other Financial Information — Dividends.”

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
     This discussion is based on Spanish tax laws currently in effect, which laws are subject to change at any time, perhaps with retroactive effect. This discussion does not consider all aspects of Spanish taxation that may be relevant to particular nonresident holders, some of whom may be subject to special rules. In particular, this discussion does not address the Spanish tax consequences applicable to partnerships or other “look-through” entities or investors who hold ordinary shares through partnerships or such entities. Each non-resident holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership or disposition of our ordinary shares.
Income Taxes — Taxation of Dividends. In the event that we pay dividends on our ordinary shares, under Spanish law, the dividends are subject to Spanish Non-Residents Income Tax, withheld at source on the gross amount of the dividends, currently at a 18% tax rate, unless the shareholder is entitled to an exemption or a reduced rate under a Convention for the Avoidance of Double Taxation (“CADT”) between Spain and its country of residence. Nonresident holders should consult their tax advisors with respect to the applicability and the procedures under Spanish law for obtaining the benefit of an exemption or a reduced rate under a CADT.
Income Taxes — Rights. Distributions to shareholders of preemptive rights to subscribe for new shares made with respect to our ordinary shares are not treated as income under Spanish law and, therefore, are not subject to Spanish Non-Residents Income Tax. The exercise of such preemptive rights subscribing for new shares is not considered a taxable event under Spanish law and thus is not subject to Spanish Non-Residents Income Tax. The tax treatment of disposals of preemptive rights depends on whether the underlying shares to which such rights relate are listed on a stock exchange of a European Union member. If our ordinary shares are listed on a stock exchange of a European Union member, the amount that a shareholder receives from the disposal of preemptive rights will reduce the acquisition value of the underlying shares and will be taxable to such shareholder, as a capital gain, only to the extent that the amount such shareholder receives exceeds the acquisition value of the underlying shares. If our ordinary shares are not listed on a stock exchange of a European Union member State, the amount that a shareholder receives from the disposal of preemptive rights will be considered as a taxable capital gain. See “Spanish Taxation - Income Taxes — Taxation of Capital Gains” below. Our ordinary shares are not currently listed on a European Union member stock exchange and we do not anticipate that they will be listed on any of these stock exchanges in the future.

Income Taxes — Taxation of Capital Gains. Under Spanish Non-Residents Income Tax Law, any capital gain derived from the sale or exchange of our ordinary shares is considered to be Spanish source income and, therefore, is taxable in Spain. Spanish Non-Residents Income Tax is currently levied at a 18% tax rate on capital gains obtained by nonresident holders who are not entitled to the benefit of an exemption or a reduced rate under an applicable CADT.
     However, capital gains obtained by a shareholder on the sale or exchange of our ordinary shares will be exempt from Spanish Non-Residents Income Tax in the following cases:
•	If such shareholder is a resident of another European Union Member State, it will be exempt from Spanish Non-Residents Income Tax on capital gains, provided that (i) our assets do not mainly consist of, directly or indirectly, Spanish real estate, and (ii) the gain is not obtained through a country or territory statutorily defined as a tax haven. In respect of requirement (i), above, our assets currently do not, and we do not expect them in the foreseeable future to consist, directly or indirectly, mainly of Spanish real estate.

•	If such shareholder is entitled to the benefit of an applicable CADT, capital gains realized by the shareholder will, in the majority of cases, be exempt from Spanish Non-Residents Income Tax (since most CADTs provide for taxation only in the nonresident holder’s country of residence).
     As a general rule, in the event that a capital gain derived by one of our shareholders from the disposition of our ordinary shares is exempt from Spanish Non-Residents Income Tax, in accordance with the Order of December 23, 2003, such shareholder will be obliged to file with the Spanish tax authorities the corresponding 210 tax Form evidencing its entitlement to the exemption and providing the Spanish tax authorities with a certificate of tax residence issued by the tax authorities of the country of residence, within the meaning of a CADT, if applicable.
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
Spanish Transfer Tax. A transfer by a nonresident holder of our ordinary shares will be exempt from any Spanish Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) and Value Added Tax if, at the time of such transfer, real estate located in Spain does not amount to more than 50% of our assets. Real estate located in Spain currently does not, and we do not expect that Spanish real estate will in the foreseeable future, amount to more than 50% of our assets. Additionally, no Stamp Duty will be levied on a transfer by a nonresident holder of our ordinary shares.
U.S. Taxation
     The following discussion, subject to the limitations and qualifications therein, applies to the material U.S. federal tax consequences of the acquisition, ownership and disposition of our ordinary shares. The following discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This discussion applies only to shareholders that are U.S. holders, as defined below.
     As used herein, “U.S. holder” means a beneficial owner of our ordinary shares that is, for United States federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity classified as a corporation for such purposes) created or organized in or under the laws of the U.S. or any state or political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the U.S. Internal Revenue Code) are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
     The discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non- U.S. federal tax laws. In addition, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to certain classes of U.S. holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, U.S. holders of our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. holders, directly, or indirectly or through attribution, of 10% or more of our outstanding ordinary shares, and persons who own our ordinary shares through a partnership or other pass-through entity. Each U.S. holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and disposition of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in tax laws.
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
Taxation of Dividends in General. Subject to the discussion below under “Passive Foreign Investment Company,” the gross amount of any distribution paid on our ordinary shares out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, before reduction for any Spanish income tax withheld by us, will be included in a U.S. holder’s gross income as a dividend when actually or constructively received. Accordingly, the amount of dividend income that will be included in a U.S. holder’s gross income may be greater than the amount actually received or receivable by such shareholder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the shareholder’s tax basis in the ordinary shares and then as capital gain. If a shareholder is not able to determine whether any portion of a distribution is not treated as a dividend for U.S. federal income tax purposes, such shareholder may be required to treat the full amount of such distribution as a dividend. We have not yet determined whether we will maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, whether we will provide information to U.S. holders necessary to make such determinations with respect to distributions on our ordinary shares. Corporate U.S. holders generally will not be eligible for the dividends-received deduction generally allowed United States corporations in respect of dividends received from U.S. corporations. Non-corporate U.S. holders that meet certain eligibility requirements will qualify for United States federal income taxation on dividends paid in taxable years beginning before January 1, 2011, at a reduced rate of 15% or lower if we are a “qualified foreign corporation.” Generally, we will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the Convention between the U.S. and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, together with its related Protocol (the “U.S.-Spain Treaty”) or (ii) our ordinary shares are listed on an established securities market in the U.S.. As we are eligible for benefits under the U.S.-Spain Treaty and as our ordinary shares trade on the Nasdaq Global Select Market, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” during all taxable years before 2011, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. Non-corporate U.S. holders nevertheless will not be eligible for the reduced rate (a) if they have not held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent they are under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by them as investment income under Section 163(d)(4)(B) of the United States Internal Revenue Code. Any day during which a shareholder has diminished its risk of loss with respect to our ordinary shares (for example, by holding an option to sell our ordinary shares) is not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

     We anticipate that any dividends that we pay will be declared in Euros as required by Spanish law but will be paid in U.S. Dollars. However, if we pay any dividends in Euros, the dividends will be included in our shareholders’ gross income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by our shareholders, regardless of whether the dividend payments are actually converted into U.S. Dollars. Shareholders will have a tax basis in any Euros distributed by us equal to the U.S. Dollar value of the Euros on the date they are actually or constructively received by such shareholders. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date on which a shareholder includes the dividend payment in income to the date on which such shareholder converts the payment into U.S. Dollars will be treated as ordinary income or loss and will be United States source income or loss for U.S. foreign tax credit purposes.
     Dividends paid by us generally will be foreign source passive income for U.S. foreign tax credit purposes or, if for financial services entities, foreign source financial services income for such purposes. However, the American Jobs Creation Act of 2004 (H.R. 4520) generally treats income that constitutes financial services income as general category income, along with other income that is not passive income, for United States foreign tax credit purposes for taxable years beginning after December 31, 2006. Subject to certain limitations, shareholders may elect to claim as a foreign tax credit against their United States federal income tax liability the Spanish income tax withheld from dividends received on our ordinary shares. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Spanish income tax withheld. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends received by non-corporate U.S. holders that are subject to U.S. federal income taxation at the reduced rate (discussed above). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. holder’s particular circumstances. Shareholders should consult their own tax advisors to determine whether and to what extent they would be entitled to this credit or deduction.
Sale or Exchange of Ordinary Shares. Upon a taxable sale or exchange of ordinary shares, shareholders will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the U.S. Dollar value of the amount realized on the sale or exchange and their adjusted tax basis determined in U.S. Dollars in the ordinary shares. This gain or loss will be long-term capital gain or loss if their holding period in the ordinary shares exceeds one year at the time of the sale or exchange. Any gain or loss will generally be U.S. source gain or loss for United States foreign tax credit purposes. Shareholders should consult their own tax advisors regarding the U.S. federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals and certain other non-corporate U.S. holders, and capital losses, the deductibility of which is subject to limitations. See “Spanish Taxation — Income Taxes — Taxation of Capital Gains” above for a description of how shareholders may be able to obtain an exemption from Spanish capital gains tax upon a sale or other disposition of ordinary shares. Shareholders should also consult their own tax advisors regarding the source of such gain or loss, which in certain instances may be foreign source.
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

Backup Withholding and Information Reporting. Any dividend paid on our ordinary shares to shareholders may be subject to United States federal tax information reporting requirements and to U.S. backup withholding (the backup withholding rate currently is 28%). In addition, the proceeds of a shareholder’s sale of ordinary shares may be subject to United States federal tax information reporting and to U.S. backup withholding. Backup withholding will not apply if a shareholder (i) is a corporation or other exempt recipient or (ii) provides a U.S. taxpayer identification number, certifies both that it is a U.S. person and as to no loss of exemption from backup withholding, and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding rules will be allowed as a refund or a credit against such shareholder’s U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service. Shareholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.
F. DIVIDENDS AND PAYING AGENTS
     Not applicable.
G. STATEMENT BY EXPERTS
     Not applicable.
H. DOCUMENTS ON DISPLAY
     You may read and copy our Registration Statement and its exhibits and other reports and information that we file with or furnish to the SEC, including this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet Web site at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.
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
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.

     Although the forward exchange contracts are used solely as economic hedges, the Company began applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
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
     The following tables provide quantitative information about our foreign exchange contracts by principal currency and our outstanding interest rate contracts as of December 31, 2007 and 2006.

	As of December 31, 2007
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€2,207	€68,134	€2,077	€63,222
Brazilian Reals	—	—	—	—
Canadian Dollars	8	394	42	1,199
Morocco Dirhams	—	—	1	29
Jordan Dinars	12	609	6	327
Qatari Riyals	123	4,589	22	1,422
Japanese Yen	8	486	—	—
Thai Bahts	126	1,435	247	2,812
Swedish Kronor	—	—	1,215	18,354
Australian Dollars	—	—	—	—
Yuan	12	1,404	—	144
Euro	363	28,913	76	7,835

	€2,859	€105,964	€3,686	€95,344

Interest rate contracts:
Interest rate caps	685	19,032	—	—

Total	€3,544	€124,996	€3,686	€95,344

	As of December 31, 2006
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€165	€8,505	€221	€11,143
Brazilian Reals	79	6,941	107	8,833
Canadian Dollars	767	28,372	499	18,554
Morocco Dirhams	—	—	1	30
Jordan Dinars	—	—	9	764
Qatari Riyals	51	1,768	2	1,072
Japanese Yen	180	2,359	—	—
Thai Bahts	102	2,879	81	2,862
Swedish Kronor	1,062	8,691	2,349	18,827

	€2,406	€59,515	€3,269	€62,085

Interest rate contracts:
Interest rate caps	408	19,032	—	—

Total	€2,814	€78,547	€3,269	€62,085

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
     Details of the terms of our short-term and long-term debt are reflected in Notes 15 and 16, respectively, in the Notes to Consolidated Financial Statements on pages F- 23 to F-25.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     On October 21, 2004, the SEC declared effective our Registration Statement (File No. 333-119508) to register 10,005,000 ordinary shares at an initial public offering price of $9.00 per share (for an aggregate price of U.S. $90,045,000), and the offering of our ordinary shares pursuant to such Registration Statement commenced. On that date, we agreed to sell 8,700,000 ordinary shares to the underwriters (whose representatives were Merrill Lynch & Co., Lehman Brothers, and SG Cowen & Co.) at U.S. $9.00 per share (for an aggregate price of U.S. $78,300,000). In November 2004, the underwriters exercised in part their one-time option to purchase 655,000 of the 1,305,000 ordinary shares registered to cover the overallotment option; we sold 547,100 such ordinary shares to the underwriters at U.S. $9.00 per share (for an aggregate price of U.S. $4,923,900), and certain selling shareholders sold the remaining 107,900 of such shares at U.S. $9.00 per share (for an aggregate price of U.S. $971,100).
     Our expenses of the offering were U.S. $5,825,673 for underwriting discounts and commissions and € 5,292,146 for other expenses (including costs for professional fees relating to accounting advice and legal costs during the year ended December 31, 2004). As disclosed in the Registration Statement, our expenses are subject to reimbursement. Our net proceeds from the offering were U.S. $77.4 million. No offering expenses were paid directly or indirectly to our directors, our affiliates, or any person owning 10% or more of any class of our equity securities. The offering has terminated.
     On November 25, 2004, we used € 0.8 million of the net proceeds of the offering to pay the deferred payment for the acquisition of ICX. On December 10, 2004, we used U.S. $3.8 million of the net proceeds to make the initial payment of the total U.S. $7.9 million purchase price for our acquisition of 70% of the issued and outstanding shares of Telvent Miner & Miner. On April 5, 2005, we used U.S. $4.1 million of the net proceeds to make the second payment for our acquisition of those shares.
     On July 5, 2005, we used € 3.8 million and U.S. $0.4 million of the net proceeds to make the first payment for the acquisition of Almos.
     On February 23, 2006, we used U.S. $6.8 million of the net proceeds to make the payment for the acquisition of the remaining 30% of the shares of Telvent Miner & Miner.
     On April 12, 2006, we made an additional payment of € 0.4 million as part of a cash adjustment payment stipulated in the Almos purchase agreement.
     On April 26, 2006, we used 32 million (Rmb) (€ 32 million) of the net proceeds to acquire 80% of Beijing Blue Shield for a total purchase price of 32 million (Rmb) (€ 3.2 million).
     On June 30, 2006, we used € 1.5 million of the net proceeds to make the deferred payment on Almos acquisition.
     On July 1, 2006, we used U.S. $18 million of the net proceeds to make part of the payment on the Farradyne acquisition. The remaining purchase price was paid through a financing arrangement of U.S. $20 million obtained from LaSalle Bank National Association.
     On November 10, 2006, we used € 1.8 million of the net proceeds to make the first payment on the Maexbic acquisition.
     On December 6, 2006, we used € 0.5 million of the net proceeds to make the earn-out payment on the Almos acquisition.
     On March 29, 2007, we used € 0.1 million to make a guarantee deposit payment we owed under the Maexbic acquisition.
     On April 27, 2007, we used U.S. $4 million (€ 2.9 million) to make a payment in connection with the closing of the Caseta acquisition.
     On September 14, 2007 we used U.S. $0.6 million (€ 0.4 million) to make a payment in connection with the closing of the Caseta acquisition.
     On January 28, 2008, we used € 0.2 million to make payments in connection with the closing of the Maexbic acquisition.

ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2007, we, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, have performed an evaluation of the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were effective as of that date.
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
     Under the supervision of our Chief Executive Officer, Chief Reporting Officer, and Chief Accounting Officer, our management assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.
     Management excluded from the scope of its assessment the internal control over financial reporting at Caseta Technologies, Inc. which was acquired on April 27, 2007, and Matchmind Holding, S.L. and its subsidiaries Matchmind S.L. and Matchmind Ingenieria de Software, S.L., which were acquired in October 2007. The effect of the consolidation of these newly acquired businesses on our consolidated financial statements represent 0.18% of net assets, 3.80% of total assets, 3.21% of revenues, and 2.70% of net income as of and for the year ended December 31, 2007. In making its assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
     Based on this assessment, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.
     The Company’s independent registered public accounting firm, Deloitte, S.L., has also audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. Deloitte, S.L.’s report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 is furnished in this Annual Report on Form 20-F.
(c) Report of Independent Registered Public Accounting Firm on Internal Controls
     The Report of our Independent Registered Public Accounting Firm on Internal Controls is furnished in Item 18 of this form 20-F.

(d) Changes in Internal Control over Financial Reporting
     Since the beginning of the year, we have been implementing enhancements to the financial closing process in order to remediate the material weakness reported in our Annual Report on Form 20-F filed with the SEC on March 30, 2007. In particular, we have completed the preparation of and training under an accounting manual that will serve to improve the consistency and application of homogeneous accounting principles throughout our Company. The training under this accounting manual was provided to all our finance and accounting personnel worldwide. In addition, a two-day training session on the application of U.S. GAAP was held in September 2007 for all our accounting and finance personnel in Spain. We also have performed, at the corporate level, a closer and more timely review of documentation reported from our more significant subsidiaries in the quarterly financial closing and reporting process. In terms of resources, we have appointed newly hired, experienced accounting personnel in some of our significant subsidiaries, such as Mexico and North America, as well as in our corporate consolidation and reporting department in Spain. Finally, to improve our accounting for income taxes, we have hired outside tax experts in various jurisdictions to assist us with and review our tax accounting entries.
ITEM 15T. CONTROLS AND PROCEDURES
Not applicable.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that we have at least one audit committee financial expert, Mr. Javier Salas, who is the Chairman of our Audit Committee. Mr. Salas has acquired such expertise through his experience actively supervising persons performing principal financial and accounting officer functions, experience overseeing the performance of companies with respect to the preparation and evaluation of their financial statements, and other relevant experience outlined in “Item 6.A-Directors and Senior Management”. Mr. Salas is independent as defined under Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards, which are applicable to us as a company listed on the Nasdaq Global Select Market.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. or by other member firms of Deloitte to the Telvent group, classified by type of service rendered for the periods indicated:

	Year Ended December 31
	2007	2006
	(Deloitte)
	(Euros in thousands)
Audit Fees	€1,811	€1,504
Audit-Related Fees	62	—
Tax Fees	—	—
All Other Fees	—	—

Total	€1,873	€1,504

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
     Audit-Related Fees are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, and are not restricted to those that can only be provided by the auditor signing the audit report. This category comprises fees billed for consultation concerning financial accounting and reporting standards, advisory services associated with our financial reporting process, and assistance with training of personnel in financial related subjects.
     The Audit Committee approved 100% of the services provided by Deloitte, S.L. and by other member firms of Deloitte.
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
•	The Audit Committee shall review and approve in advance the annual plan and scope of work of the independent external auditor, including staffing of the audit, and shall (i) review with the independent external auditor any audit-related concerns and management’s response and (ii) confirm that any examination is performed in accordance with the relevant accounting standards.

•	The Audit Committee shall pre-approve all audit services and all permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the independent auditors, to the extent required by law. The Audit Committee may delegate to one or more Committee members the authority to grant pre-approvals for audit and permitted non-audit services to be performed for the Company by the independent auditor, provided that decisions of such members to grant pre-approvals shall be presented to the full Audit Committee at its next regularly scheduled meeting.

•	For those audit services performed by the independent auditor included within the range of permitted services, the Audit Committee’s previous approval of the fees would not be necessary as long as the services do not exceed € 20,000.
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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     The Nasdaq listing standards mandated by Rule 10A-3(b) of the Securities Exchange Act (which require, among other things, that each member of the audit committee of a listed company be independent) became operative with respect to foreign private issuers, including us, after July 31, 2005. Between July 31, 2005 and the first anniversary of our IPO on October 21, 2005, an exemption from compliance with the independence requirements was available to us. Effective September 2005, all three members of our audit committee were and are independent as required by Nasdaq listing standards and SEC requirements.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     In fiscal year 2007, neither we, nor any person acting on our behalf, made any purchase of Telvent equity securities.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have provided our financial statements under Item 18.
ITEM 18. FINANCIAL STATEMENTS
Our financial statements are at pages F-1 to F-41.
ITEM 19. EXHIBITS

Exhibit
Number	Description
1.1	Deed of Incorporation as filed with the Mercantile Registry of Madrid (English translation). (1)

1.2	Articles of Association of the Spanish Corporation Telvent GIT, S.A. (English translation). (2)

2.1	Form of Stock Certificate of Telvent. (1)

4.1	Reciprocal Loan Agreement between Abengoa, S.A. and Telvent GIT, S.A., dated April 20, 2004 (English translation). (1)

4.2	Credit Agreement between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., dated May 2, 2003. (1)

4.3	Credit Agreement Amendment (Availability and Covenant Amendments) between Telvent Canada and ABN AMRO Bank N.V (formerly known as LaSalle Commercial Lending), dated June 29, 2004. (4)

4.4	Form of Services Agreement (English translation). (1)

4.5	Telvent-GIRH Contract for Services between Telvent GIT, S.A. and Gestión Integral de Recursos Humanos, S.A., dated January 1, 2004 (English translation). (1)

4.6	Form of Underwriting Agreement. (3)

4.7	Share Purchase Agreement by and among Metso Automation Holding B.V, Neles-Jamesbury Inc., Telvent Sistemas y Redes, S.A., Metso Automation SCADA Solutions Ltd., and Metso Automation SCADA Solutions Inc., dated January 31, 2003. (1)

4.8	Sale of Shares of the Company Xfera Móviles, S.A. and Adherence to Pledge and Subordination Agreements between Telvent Investments, S.L. and Telvent GIT S.A., dated June 18, 2004 (English translation). (1)

4.9	Contract of Sale of Shares of the Company Xfera Móviles, S.A. between Telvent Investments, S.L. and Telvent GIT S.A, dated June 23, 2004 (English translation). (1)

4.10	Lease contract between Carrierhouse, S.A. (now known as Telvent Housing) and Valgrande 6, S.A., dated November 15, 2000 for the facilities at Valgrande 6, Alcobendas, Madrid, Spain, (English translation). (4)

4.11	Commercial Lease Agreement between Telvent Servicios Compartidos S.A. and Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros, dated February 25, 2004 for the facilities at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain (English translation). (4)

4.12	Lease Contract between Telvent Edificio Valgrarde, S.L. (now known as Servicios Compartidos S.A.) and Altius Partners S.L., dated July 30, 2003 at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain (English translation). (4)

4.13	Commercial Lease Agreement between Telvent Housing, S.A. and Decesaris, S.A., dated July 1, 2004 for the facilities at Avda. Montesierra 36, Seville, Spain (English translation). (4)

Exhibit
Number	Description
4.14	Lease Agreement for Premises for Uses Other Than as a Dwelling between Carrierhouse, S.A. (now known as Telvent Housing) and Sertram, S.A., dated June 27, 2001 for the facilities at Acero 30-32, Barcelona, Spain (English translation). (4)

4.15	Lease of Office Space (Southland Park) between Metso Automation SCADA Solutions Ltd. (now known as Telvent Canada) and Pensionfund Realty Limited, dated August 7, 2002 for the facilities at 10333 Southport Road S.W., Calgary, AB, Canada. (4)

4.16	Lease Agreement between Telvent USA Inc. and Baker Hughes Incorporated, dated October 16, 2003 for the facilities at 7000A Hollister Road, Houston, Texas. (4)

4.17	Leasehold Contract between Telvent Control System (Beijing) Co., Ltd. and Beijing Development Area Co., Ltd., dated November 15, 2001 (English translation). (4)

4.18	Purchase contract between Telvent Control System (Beijing) Co., and Beijing Development Area Co., Ltd., dated March 17, 2005. (4)

4.19	Leasing Agreement between Sainco Brasil S.A. (now known as Telvent Brasil S.A.) and Bargoa S.A., dated January 1, 2003, together with a letter memorializing a discussion held on May 24, 2004 concerning amendments to the terms of the lease (English translation). (4)

4.20	Lease between Telvent Mêxico, S.A. de C.V. and Abengoa Mexico, S.A. De C.V., dated January 1, 2003, as amended by an Addendum dated January 3, 2005 (English translation). (4)

4.21	Lease between Carrierhouse S.A. (now known as Telvent Housing) and MC -Imovest, Sociedade Gestora de Fundos de Investimentos Imobiliarios, S.A., dated June 21, 2000, for the facilities at Severiano Falcao 14, Lisbon, Portugal. (4)

4.22	Lease dated June 1, 2004 between Telvent Miner & Miner, and Meyers 4701, LLC with respect to the facilities at 4701 Royal Vista Circle, Windsor, Colorado. (5)

4.23	Two leases both dated July 1, 2005, between Almos Systems Pty. Ltd. and Savterne Pty Ltd. with respect to the facilities at Units 3 and 4, 41 King Edward Road, Osborne Park, Western Australia. (5)

4.24	Lease dated March 11, 1993 between ACT Sigmex B.V. (Almos Systems) and Kroezen Vastgoed Exploitatie B.V. with respect to the facilities at Landzichtweg, 70, 4105 DP Culemborg, Netherlands. (5)

4.25	Credit Agreement Amendment (Facility B Letter of Credit) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated May 12, 2003. (5)

4.26	Credit Facility Amendment (Affiliate Borrowing Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated July 14, 2005. (5)

4.27	Credit Facility Amendment (Availability Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated April 13, 2006. (5)

4.28	Credit Agreement, dated May 31, 2006, among Telvent Traffic North America Inc. and LaSalle Bank National Association. (6)

4.29	Amendment to Credit Agreement effective June 16, 2006 between Telvent Traffic North America Inc. and LaSalle Bank National Association. (6)

4.30	Stock and Asset Purchase Agreement, dated May 18, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc. (6)

4.31	Amendment to Stock and Asset Purchase Agreement, dated July 1, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc. (6)

4.32	Lease, dated November 27, 2002, between Telvent Farradyne Inc. and GLB Montrose Office Park LLC with respect to the facilities at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852.

4.33	Lease, dated March 1, 2007, between Telvent Miner & Miner, and Meyers 4701, LLC with respect to the facilities at 4701 Royal Vista Circle, Windsor, Colorado. (7)

4.34	Abengoa Share Plan, adopted by the Telvent Board of Directors January 23, 2006. (8)

Exhibit
Number	Description
4.35	2007 Variable Compensation Plan, adopted by the Telvent Board of Directors January 23, 2006. (9)

4.36	Credit Facility Amendment (Availability Amendment) between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated April 19, 2007. (10)

4.37	Second Amendment to Credit Agreement, dated April 24, 2007, between Telvent Traffic North America Inc. and LaSalle Bank National Association. (10)

4.38	Amendment to the 2007 Variable Compensation Plan of Telvent GIT, S.A. adopted by the Telvent Board of Directors on September 20, 2007. (11)

4.39	Amendment dated April 25, 2007 to the lease agreement between Telvent U.S.A. and Baker Hughs Incorporated for the facilities at 7000A Hollister Road, Houston, Texas.

4.40	Amendment dated August 1, 2007 to the Reciprocal Loan Agreement between Abengoa and Telvent dated April 20, 2004.

4.41	Amendment to the Audit Committee Charter adopted by the Audit Committee and the Board of Directors of Telvent GIT, S.A. September 20, 2007. (12)

4.42	Purchase and Sale Agreement, dated October 11, 2007, by and among Telvent Housing, S.A., ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C. (13)

4.43	Machinery Financial Leasing Agreement, dated October 11, 2007, by and among, ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C., Telvent Housing, S.A. and Telvent GIT, S.A. (as Guarantor). (13)

4.44	Purchase and Sale Agreement of Shares in the companies Galian 2002, S.L. and GD 21, S.L., dated October 22, 2007, by and among Telvent Outsourcing, S.A. and the Sellers named therein. (13)

4.45	Promissory Agreement for the Purchase/Sale of Shares, dated October 22, 2007, by and between Mr. José Luis Galí Pérez and Telvent Outsourcing, S.A. concerning Galian 2002, S.L. (13)

4.46	Form of Telvent Outsourcing, S.A. Promissory Agreement for the Purchase/Sale of Shares concerning the companies of the Matchmind Group. (13)

4.47	Lease Agreement, dated October 18, 2007, by and between Caseta Technologies, Inc. and Highland Resources, Inc. (13)

4.48	Third Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated April 30, 2007.

4.49	Fourth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated July 31, 2007.

4.50	Fifth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated October 31, 2007.

4.51	Sixth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated December 21, 2007.

4.52	Reciprocal Loan Agreement by and between Abengoa S.A. and Telvent GIT, S.A., dated August 1, 2007 (English translation).

4.53	First Amendment to Lease Agreement by and between Baker Hughes Incorporated and Telvent USA, Inc., dated April 25, 2007 for the facilities at 7000A Hollister Road, Houston, Texas.

4.54	Agreement of Lease between Standard Court East and West and Valmet Automation (USA) Inc., dated December 26, 1998 for the facilities at 9160 Red Branch Road, Columbia, Maryland.

4.55	Consent Letter re: Renewal Option to Agreement of Lease between Standard Court East and West and Metso Automation (now known as Telvent USA, Inc.) (successor in interest to Valmet Automation (USA) Inc.), dated July 9, 2001 for the facilities at 9160 Red Branch Road, Columbia, Maryland.

4.56	First Amendment Agreement of Lease between Himeles Holding Limited (formerly known as Standard Court East) and Telvent USA, Inc., dated January 3, 2005 for the facilities at 9160 Red Branch Road, Columbia, Maryland.

4.57	Consent Letter re: Renewal Option to Agreement of Lease between Himeles Holding Limited and Telvent USA, Inc., dated July 6, 2006 for the facilities at 9160 Red Branch Road, Columbia, Maryland.

4.58	Second Amendment Agreement of Lease between Standard Court East and Telvent USA, Inc., dated December 4, 2007 for the facilities at 9160 Red Branch Road, Columbia, Maryland.

4.59	Loan Agreement between Telvent México, S.A. de C.V. (as “Lender”) and Abengoa México S.A. (as “Borrower”) dated December 1, 2002 (English translation).

4.60	Loan Agreement between Abengoa México S.A. (as “Lender”) and Telvent México, S.A. de C.V. (as “Borrower”) dated December 1, 2002 (English translation).

4.61	First Addendum to Loan Agreement between Abengoa México S.A. and Telvent México, S.A. de C.V. dated January 1, 2006.

4.62	Second Addendum to Loan Agreement between Abengoa México S.A. and Telvent México, S.A. de C.V. dated June 1, 2007.

4.63	Credit Facility Amendment (Availability Amendment) between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated October 18, 2007. (14)

4.64	Credit Facility Amendment between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated December 11, 2007.

4.65	Amendment to the Rules of Procedure of the Nominating and Compensation Committee approved by the Nominating and Compensation Committee and the Board of Directors on February 26, 2008. (16)

8.1	Significant Subsidiaries of Telvent.

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.3	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.3	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

(1)	incorporated by reference to the registrant’s Registration Statement on Form F-1 filed on October 4, 2004.

(2)	incorporated by reference to the registrant’s Report on Form 6-K filed on November 23, 2004.

(3)	incorporated by reference to the registrant’s Registration Statement on Form F-1/A filed on October 18, 2004.

(4)	incorporated by reference to the registrant’s Annual Report on Form 20-F filed on May 13, 2005.

(5)	incorporated by reference to the registrant’s Annual Report on Form 20-F filed May 3, 2006.

(6)	incorporated by reference to the registrant’s Report on Form 6-K filed on August 30, 2006.

(7)	incorporated by reference to the registrant’s Report on Form 6-K filed on March 7, 2007.

(8)	incorporated by reference to the registrant’s Report on Form 6-K filed on February 8, 2006.

(9)	incorporated by reference to the registrant’s Report on Form 6-K filed on March 26, 2007.

(10)	incorporated by reference to the registrant’s Report on Form 6-K filed on April 27, 2007.

(11)	incorporated by reference to the registrant’s Report on Form 6-K filed on September 21, 2007.

(12)	incorporated by reference to the registrant’s Report on Form 6-K filed on September 21, 2007.

(13)	incorporated by reference to the registrant’s Report on Form 6-K filed on November 27, 2007.

(14)	incorporated by reference to the registrant’s Report on Form 6-K filed on October 24, 2007.

(15)	incorporated by reference to the registrant’s Report on Form 6-K filed on August 30, 2007.

(16)	incorporated by reference to the registrant's Report on Form 6-K filed on February 26, 2008.
SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
Manuel Sánchez
Chief Executive Officer

Date: March 10, 2008

INDEX TO FINANCIAL STATEMENTS
INCLUDED IN ANNUAL REPORT 20-F

Plaza Pablo Ruiz Picasso, 1 Torre Picasso 28020 Madrid España Tel.: +34 915 14 50 00 Fax: +34 915 14 51 80 +34 915 56 74 30 www.deloitte.es
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Telvent GIT, S.A.:
We have audited the accompanying consolidated balance sheets of Telvent GIT, S.A. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2005, were audited by other auditors whose report, dated April 3, 2006, expressed an unqualified opinion on those statements.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telvent GIT, S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte, S.L.
Madrid, Spain
February 22, 2008
Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, seccion 8, hoja M-54414.

Inscripción 96, C.I.F., B-79104469 Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso - 28020 Madrid
Member of
Deloitte Touche Tohmatsu

Plaza Pablo Ruiz Picasso, 1 Torre Picasso 28020 Madrid España Tel.: +34 915 14 50 00 Fax: +34 915 14 51 80 +34 915 56 74 30 www.deloitte.es
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Telvent GIT, S.A.:
We have audited the internal control over financial reporting of Telvent GIT, S.A. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Caseta Technologies, Inc., which was acquired on April, 2007, and Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L.. which were acquired in October 2007, and whose aggregate financial statements constitute 0.18% of net assets, 3.80% of total assets, 3.21% of revenues, and 2.70% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at the mentioned companies. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 22, 2008 expressed an unqualified opinion on those financial statements.
/s/ Deloitte, S.L.

Madrid, Spain
February 22, 2008
Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, seccion 8, hoja M-54414.

Inscripción 96, C.I.F., B-79104469 Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso - 28020 Madrid
Member of
Deloitte Touche Tohmatsu

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
/s/ PricewaterhouseCoopers
  PricewaterhouseCoopers
April 3, 2006
Madrid, Spain
PricewaterhouseCoopers Auditores, S.L. — R.M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3a Inscrita en el R.O.A.C. con el número SO242 — CIF: B-79031290

TELVENT GIT, S.A.
Consolidated Balance Sheets
(In thousands of Euros, except share amounts)

	As of December 31,
	2007	2006
Assets:
Current assets:
Cash and cash equivalents	€73,755	€69,232
Restricted cash	8,590	8,045
Other short-term investments	461	386
Derivative contracts	3,544	2,814
Accounts receivable (net of allowances of € 639 in 2007 and € 2,719 in 2006)	143,261	144,763
Unbilled revenues	196,307	101,317
Due from related parties	38,773	47,958
Inventory	21,194	19,274
Other taxes receivable	9,309	13,258
Deferred tax assets	2,399	3,692
Other current assets	3,476	7,016

Total current assets	€501,069	€417,755
Deposits and other investments	7,103	1,795
Investments carried under the equity method	219	—
Property, plant and equipment, net	52,975	51,215
Long-term receivables and other assets	8,605	11,236
Deferred tax assets	16,529	14,954
Other intangible assets, net	22,381	21,260
Goodwill	64,638	37,416

Total assets	€673,519	€555,631

Liabilities and shareholders’ equity:
Accounts payable	€252,624	€216,614
Billings in excess of costs and estimated earnings	35,501	26,568
Accrued and other liabilities	13,668	10,389
Income and other taxes payable	21,452	26,901
Deferred tax liabilities	2,546	5,347
Due to related parties	25,315	23,512
Current portion of long-term debt	3,488	1,514
Short-term debt	63,998	32,295
Short-term leasing obligations	7,075	2,562
Derivative contracts	3,686	3,269

Total current liabilities	€429,353	€348,971
Long-term debt less current portion	12,230	15,188
Long-term leasing obligations	22,959	1,834
Other long term liabilities	8,198	5,716
Deferred tax liabilities	6,361	6,276
Unearned income	409	131

Total liabilities	€479,510	€378,116

Minority interest	3,889	794
Commitments and contingencies (Note 19)	—	—
Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in capital	42,072	40,338
Accumulated other comprehensive income (loss)	(5,294)	(2,142)
Retained earnings	65,453	50,636

Total shareholders’ equity	€190,120	€176,721

Total liabilities and shareholders’ equity	€673,519	€555,631

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2007	2006	2005
Revenues	€624,317	€503,844	€402,369
Cost of revenues	485,612	393,219	319,712

Gross profit	€138,705	€110,625	€82,657

General and administrative	53,900	39,850	25,286
Sales and marketing	13,668	13,730	13,023
Research and development	19,106	16,465	14,980
Depreciation and amortization	10,623	9,562	8,225

Total operating expenses	€97,297	€79,607	€61,514

Income from operations	€41,408	€31,018	€21,143
Financial income	10,181	3,471	3,355
Financial expense	(20,063)	(10,114)	(6,787)
Income from companies carried under the equity method	324	—	—
Other income (expense), net	(2,025)	(387)	—

Total other income (expense)	€(11,583)	€(7,030)	€(3,432)

Income before income taxes	€29,825	€23,988	€17,711
Income tax expense (benefit)	4,680	2,080	2,972

Net income before minority interest	€25,145	€21,908	€14,739
Loss/(profit) attributable to minority interests	(268)	(70)	(373)

Net income	€24,877	€21,838	€14,366

Earnings per share
Basic and diluted net income per share	€0.85	€0.75	€0.49

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100

The consolidated statements of operations include the following income and (expense) items from transactions with related parties. See Note 23 to the consolidated financial statements:

	Year Ended December 31,
	2007	2006	2005
Revenues	€28,461	€29,226	€22,635
Cost of revenues	(14,335)	(10,636)	(10,236)
General and administrative	(6,811)	(5,646)	(4,254)
Financial (expense), net	(2,415)	(1,409)	(321)
The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Cash Flows
(In thousands of Euros)

	Year Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	€24,877	€21,838	€14,366
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,902	9,986	10,625
Net foreign exchange (gains) losses	1,324	(903)	849
Allowance for doubtful accounts	(411)	278	485
Deferred income taxes	(4,848)	(2,769)	1,602
Minority interests	268	70	373
Compensation related to stock compensation plans	1,735	1,910	1,413
Loss (gains) on sale of investments	—	387	—
Change in operating assets and liabilities, net of amounts acquired:
Accounts and other long-term receivable	693	(44,333)	(16,019)
Inventory	(3,102)	(8,149)	(1,136)
Unbilled revenues	(89,534)	(26,743)	(36,917)
Related parties trade receivables and other assets	18,642	(8,484)	(5,614)
Billings in excess of costs and estimated earnings	9,626	8,248	3,951
Accounts payable, accrued and other liabilities, related parties trade payable	46,556	87,443	43,736
Due to temporary joint ventures	(2,817)	(2,060)	(11,515)

Net cash provided by (used in) operating activities	€13,911	€36,719	€6,199

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(545)	(4,862)	4,845
Due from related parties	(11,632)	4,552	(5,018)
Purchase of property, plant & equipment	(2,948)	(2,313)	(3,894)
Acquisition of subsidiaries, net of cash acquired	(32,414)	(43,208)	(4,957)
Disposal/(Acquisition) of investments	(5,281)	941	789

Net cash provided by (used in) investing activities	€(52,820)	€(44,890)	€(8,235)

Cash flows from financing activities:
Proceeds from long-term debt	371	1,084	9,196
Proceeds from sale and lease-back transaction	25,315	—	—
Repayment of long-term debt	(4,284)	(11,576)	(15,128)
Proceeds of short-term debt	40,134	16,095	7,157
Repayment of short-term debt	(15,737)	(5,758)	(1,947)
Dividends paid	(8,774)	—	—
Proceeds (repayments) of government loans	(844)	(1,094)	(1,735)
Due to related parties	7,770	(218)	3,099

Net cash provided by (used in) financing activities	€43,951	€(1,467)	€642

Net (decrease) increase in cash and cash equivalents	€5,042	€(9,638)	€(1,394)
Net effect of foreign exchange in cash and cash equivalents	(519)	(1,140)	889
Cash and cash equivalents at the beginning of period	60,997	67,796	69,582
Joint venture cash and cash equivalents at the beginning of period	8,235	12,214	10,933

Cash and cash equivalents at the end of period	€73,755	€69,232	€80,010

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€5,853	€2,507	€1,153
Interest	€12,068	€8,275	€5,802

Non-cash transactions:
Capital leases (Note 19)	€2,780	€1,796	€2,622
The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Shareholders’ Equity
(In thousands of Euros, except share amounts)

						Accumulated
			Additional		Deferred	Other	Total
	Ordinary Shares		Paid-in	Retained	Stock	Comprehensive	Shareholders’
	Shares	Amount	capital	Earnings	Compensation	Income / (Loss)	Equity
Balance, December 31, 2004	29,247,100	€87,889	€40,319	€14,432	€(3,305)	€(3,364)	€135,971
Comprehensive income:
Net Income	—	—	—	14,366	—	—	14,366
Foreign currency translation adjustment	—	—	—	—	—	6,247	6,247

Total comprehensive income:							20,613
Reclass of stock compensation, net to shareholders’ equity	—	—	152	—	—	—	152
Amortization of stock compensation	—	—	—	—	1,261	—	1,261

Balance, December 31, 2005	29,247,100	€87,889	€40,471	€28,798	€(2,044)	€2,883	€157,997
Comprehensive income:
Net Income	—	—	—	21,838	—	—	21,838
Foreign currency translation adjustment	—	—	—	—	—	(5,025)	(5,025)

Total comprehensive income							16,813
Elimination of deferred compensation balance	—	—	(2,044)	—	2,044	—	—
Amortization of formula based stock compensation plan	—	—	1,640	—	—	—	1,640
Parent Company stock purchase plan expense	—	—	271	—	—	—	271
Balance, December 31, 2006	29,247,100	€87,889	€40,338	€50,636	€—	€(2,142)	€176,721

Cumulative effect adjustment FIN-48	—	—	—	(1,286)	—	—	(1,286)
Comprehensive income:
Net Income	—	—	—	24,877	—	—	24,877
Foreign currency translation adjustment	—	—	—	—	—	(3,439)	(3,439)
Derivatives qualifying hedges	—	—	—	—	—	287	287

Total comprehensive income:							21,725
Amortization of formula based stock compensation plan	—	—	1,506	—	—	—	1,506
Parent Company stock purchase plan expense	—	—	228	—	—	—	228
Dividends	—	—	—	(8,774)	—	—	(8,774)

Balance, December 31, 2007	29,247,100	€87,889	€42,072	€65,453	€—	€(5,294)	€190,120

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
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
     Telvent is an information technology company engaged in securing a sustainable and secure world and specialized in providing high value-added products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Within these financial statements, “Abengoa” refers to Abengoa, S.A. and its subsidiaries, but excluding Telvent and its subsidiaries. The “Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent and its subsidiaries.
2. Significant Accounting Policies
Principles of Consolidation
     The Consolidated Financial Statements of Telvent, together with its subsidiaries, include the accounts of all majority-owned domestic and foreign subsidiaries and variable interest entities that are required to be consolidated. All intercompany profits, transactions and balances have been eliminated upon consolidation. Investments in joint ventures and other entities over which the Company does not have control, but does have the ability to exercise significant influence over the operating and financial policies, are carried under the equity method. There were no such investments at December 31, 2006. Non-marketable equity investments in which the Company does not exercise control or have significant influence over the operating and financial policies are accounted for using the cost methodssubject to other-than-temporary impairment.
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
Cash and Cash Equivalents and Restricted Cash
     The Company considers all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased, to be cash equivalents.
     At December 31, 2006, there were deposits amounting to € 8,045, which constituted a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits were restricted for use until the cash was received by the third party, which will release the Company’s obligation. The cash was received from third parties during the first quarter of 2007, and we have thus been released from the restriction.
     At December 31, 2007, there were deposits amounting to € 8,590, which also constituted a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party, which will release the Company’s obligation.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     As of December 31, 2007, the Company had the following cash equivalents:

			Maturity
Financial fund	Name	Currency	Date	Amount
ABN Funds	Interest Growth Fund	Euro	Daily	6,000
	Global Liquidity Fund	Euro	Daily	672
	Euro Plus Fund	Euro	Daily	4,270
Deutsche Bank Funds	DWS Institutional Money Plus	Euro	Daily	9,806

			Total	€20,748

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
Financial Instruments
Derivatives
     All derivative instruments are recognized in the financial statements and are measured at fair value regardless of the purpose or intent for holding them. The Company, as part of its foreign currency risk management program, has entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. We generally hedge our currency risk on a project-specific basis only when our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro. In addition, the Company has entered into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements.
     Although all forward exchange contracts and interest rate caps are used solely as economic hedges, the Company has begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into on or after such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value, recorded directly against earnings.
     Additionally, the Company enters into certain long-term binding contracts that are denominated in a currency that is neither the functional nor local currency of either party. This feature of the contracts is analogous to an embedded derivative that is bifurcated from the underlying host contract at inception of the contract and, similar to freestanding derivatives, is recorded at fair value within the balance sheet, with related gains and losses recorded in earnings.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Factoring of Trade Receivables
     The Company has entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of approximately € 234,400 of cash for the year ended December 31, 2007 and € 164,488 for the year ended December 31, 2006 on available trade accounts receivable. Under the factoring agreements, the Company sells, on a revolving and non-recourse basis, certain of its trade accounts receivable (“Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because the Company has relinquished control of the Pooled Receivables and the Company does not maintain any continuing involvement with the sold assets. Accordingly, Pooled Receivables sold under these facilities are excluded from receivables in the accompanying consolidated balance sheet. The Company incurs commissions of approximately 0.15% to 0.30% of the Pooled Receivable balance. The commission and interest expense are recorded as a charge to earnings in the period in which they are incurred, as the commission and interest expense is in effect a loss on the sale of the asset. The total amount of commission expense included in financial expense for the years ended December 31, 2007, 2006 and 2005 was € 2,288,
€ 2,338 and € 1,446, respectively.
     In addition, the Company has entered into some accounts receivable factoring arrangements where it is not relinquishing control of the pooled receivables and therefore these transactions are not accounted for as sales. The cash received is classified within short-term debt in the accompanying consolidated balance sheet.
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
     Repairs and maintenance are expensed as incurred, while improvements that increase the economic life of the asset are capitalized and amortized accordingly. Gains or losses upon sale or retirement of property, plant and equipment are included in the consolidated statement of operations and the related cost and accumulated depreciation are removed from the consolidated balance sheet.
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
     Other intangible assets represent identifiable intangibles with a finite life and are recorded at fair value at the date of acquisition and are amortized using the straight-line method over the following estimated useful lives:

Software development and licenses	4 years
Purchased software technology	5-10 years
Customer contracts backlog	1-5 years
Customer relationships	2-10 years
Trade names	5 years
In process research and development	Immediately

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     Other intangible assets also include brand names arising from the purchase of Telvent Miner & Miner and Telvent Farradyne, which are not amortized, as they are deemed to have an indefinite useful life.
     The Company has recorded intangibles for acquired customer relationships due to the fact that the Company has historically experienced a high incidence of repeat business for system sales and ongoing service support. The Company has identified both contractual and non-contractual customer relationships (as distinct from contractual backlog) in its oil & gas, water, electric utilities, remote terminal units (“RTU”) parts, repair businesses and transportation. The customer contract backlog intangible is being amortized over the period of the related contracts, ranging normally from one to ten years. The customer relationship intangible is being amortized generally over a period from two to ten years depending on the related acquisition, as the cash flows show strong and consistent net inflows over a ten-year period. The Company uses straight-line amortization for customer relationships because of relatively consistent expected cash flows over the ten-year useful life. In-process research and development acquired in a business combination is fully amortized immediately after acquisition.
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
Revenues
     Revenues consist primarily of two types of revenues streams: products and services solutions and managed services.
- Products and Services Solutions (Projects)
     The Company provides products and services solutions generally under short and long-term fixed-price contracts. The contracts periods range from three months to approximately three years in length. Income for these contracts is recognized following the percentage-of-completion method, measured by the cost-to-cost method in accordance with the SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The revenue earned in a period is based on total actual costs incurred plus estimated costs to completion.
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
     Additionally, since the acquisition of Telvent Miner & Miner, part of our products and services solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with SOP No. 97-2, “Software Revenue Recognition” and SOP 81-1. For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-shipment obligations, including the production, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term, or other factors appropriate to the individual contract of sale.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
- Managed Services
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
General and Administrative
     General and administrative expenses include compensation, employee benefits, office expenses, travel and other expenses for executive, finance, internal audit, legal, operations, business development and other corporate and support-functions personnel. General and administrative expenses also include fees for professional services, occupancy costs and recruiting of personnel.
Advertising
     Advertising costs are expensed as incurred. Advertising expense amounted to approximately € 3,431, € 2,274, and € 1,797 in 2007, 2006 and 2005, respectively.
Research and Development
     Expenditures on research and development are expensed as incurred. The types of cost included in research and development expense include salaries, software, contractor fees, supplies and administrative expenses related to research and development activities. Grants received for investments in research and development are netted against the related expense.
Earnings Per Share
     A basic earnings per share measure is computed using the weighted average number of common shares outstanding during the period. There were no instruments outstanding during the years ended December 31, 2007, 2006 and 2005 that would have a dilutive impact on the earnings per share calculation and accordingly, a separate fully diluted earnings per share measure is not presented.
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
     Foreign currency transactions undertaken by the Company and its domestic subsidiaries are accounted for at the exchange rates prevailing on the applicable transaction dates. Assets and liabilities denominated in foreign currencies are translated to Euros using period-end exchange rates, and income and expense items are translated using a weighted average rate for the relevant period. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Other Comprehensive Income (Loss)
     Other comprehensive income (loss), which is reported in the accompanying statement of shareholders’ equity, consists of net income (loss) and other gains and losses affecting equity that are excluded from net income. For the years ended December 31, 2006 and 2005, the Company’s other comprehensive income consisted of the cumulative currency translation adjustment. For the year ended December 31, 2007, other comprehensive income also includes unrealized gains and losses on the effective portion of cash flow hedges, net of tax.
Segments
     Segments are identified by reference to the Company’s internal organization structure and the factors that management uses to make operating decisions and assess performance. The Company changed, effective January 1, 2007, its internal reporting structure and, from such date, has five reportable segments consisting of the following: Energy, Transportation, Environment, Public Administration, and Global Services. Prior period segment information has been restated to conform to the current year presentation.
Start-Up Activities
     The Company expenses the costs of start-up activities, including organization costs, as incurred.
Stock Compensation Plan
     Until December 31, 2005, the Company applied Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its formula based stock purchase plan. Compensation expense was recognized in earnings at the balance sheet date based on a formula, with the exception of shares granted after January 1, 2003, where compensation expense was recognized based on the excess, if any, of the fair-value of the Company’s stock on the grant date of the award over the amount an employee is required to pay to acquire the stock. For ordinary shares sold to employees after January 1, 2003, the Company estimated the fair value of its stock at the date of sale on the basis of the midpoint of the expected price range for a public share offering less a 15% discount. The allocation of a discount was due to the non-marketability of the shares as a result of the absence of a public market in 2003.
     As a result of the adoption of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), on January 1, 2006, the Company designated its formula-based stock purchase plan as an equity award plan and started to record as an expense the fair value of the shares purchased by the Company’s employees under the plan. As the shares sold under the incentive plan consist of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by SFAS 123. The Company chose the modified prospective application transition method allowed by SFAS 123R. Amounts previously classified under the “deferred stock compensation” caption of the consolidated statement of shareholders’ equity were reclassified to “additional paid-in capital”.
     In addition, the Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa in 2006 on Abengoa’s shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was been performed at the grant date (January 23, 2006), and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The applicable disclosure requirements of SFAS 123R have been provided below for the period ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
	2007	2006	2005
Net income as reported	€24,877	€21,838	€14,366
Add share-based compensation cost included in net income as reported	€1,734	€1,910	€1,413
Less share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards	€(1,734)	€(1,910)	€(2,523)
Pro forma net income if the fair value based method had been applied to all awards	€24,877	€21,838	€13,256
Basic and diluted earnings per share as reported in Euros	€0.85	€0.75	€0.49
Pro forma basic and diluted earnings per share in Euros	€0.85	€0.75	€0.45
     As the shares sold under the incentive plan consist of unvested stock, the fair value applied to arrive at the pro forma earnings and per share data was the estimated market value on the grant date.
Income Taxes
     Since January 1, 2005, the Company filed its income tax as part of a consolidated tax group with some of its subsidiaries. Following the rules for tax consolidation in Spain, subsidiaries in which more than a 75% interest is owned can be consolidated for tax purposes. The remaining companies file taxes on a stand-alone basis.
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
     Deferred tax assets and liabilities are measured in each jurisdiction at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted by the balance sheet date. The effect is included in income from continuing operations in the period of enactment. The Company adjusts its deferred tax assets and liabilities to reflect changes in tax laws or rates. As described in Note 21, during the fourth quarter of 2006, a tax reform was carried out in Spain by virtue of laws 35/2006 (introducing a new Personal Income Tax) and 36/2006 (introducing measures in order to avoid tax fraud). With respect to corporate income tax rates, Law 35/2006 reduced the 35% general corporate income tax rate available until December 31, 2006, to 32.5% for the year 2007, and 30% for year 2008 onwards. Therefore, the effect of this change has been reflected in the consolidated statement of operations for the years ended December 31, 2007 and 2006.
     The Company records tax loss carry-forwards as deferred tax assets to the extent that the Company determines they are more likely than not to be recovered in future periods. The Company’s temporary differences include allowances for research and development activities, employee training and export activities.
     During the year ended December 31, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for and disclosure of uncertainty in tax positions.  Additionally, FIN 48 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. FIN 48 supersedes SFAS No. 5, “Accounting for Contingencies,” as it relates to income tax liabilities and changes the standard of recognition that a tax contingency is required to meet before being recognized in the financial statements. The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and that we may not succeed. Upon adoption of FIN 48, we have recorded, as a cumulative effect on retained earnings, reserves for uncertain tax positions and related accrued interest and penalties, if any. We adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes. We do not anticipate a significant change to the total amount of these reserves within the next twelve months.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Reclassifications
     Certain prior period amounts have been reclassified to conform with the current period presentation.
3. Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this statement to have any material effect on its financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This statement requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities, such as the Company, is required initially to recognize the funded status of a defined benefit post-retirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006; such requirement did not affect the Company’s reported disclosures. Guidance related to the measurement date of the plans is effective for years ending after December 31, 2008. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows.
     On February 15, 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (the “fair value option”, or “FVO”). Under Statement 159, entities that elect the FVO will report unrealized gains and losses in earnings. Statement 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented, requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, clarifying that all of those types of transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary, and eliminates the requirement to apply purchase accounting to a parent’s acquisition of noncontrolling ownership interests in a subsidiary. Finally, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company expects that adoption of this statement will have a material effect on the presentation of its shareholders’ equity, as it will include minority interest, but not on its financial position, results of operations or cash flows.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. This Statement replaces SFAS No. 141, Business Combinations, but retains its fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date; it requires acquisition-related and expected restructuring costs to be recognized separately from the acquisition. It also requires the acquirer in a step acquisition to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. This statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual and noncontractual contingencies as of the acquisition date, measured at their acquisition-date fair values (the latter only if it is more likely than not that they meet the definition of an asset or a liability). It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date; and it requires the acquirer to recognize any negative goodwill as a gain attributable to the acquirer. Finally, this statement makes significant amendments to other statements and other authoritative guidance, related to the accounting for acquired in-process research and development and changes in an acquirer’s valuation allowance on its previously existing deferred tax assets. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company expects that adoption of this statement will significantly affect the way for which its future business combinations will be accounted.
4. Accounts Receivable
     Accounts receivable consist of:

	As of December 31,
	2007	2006
Trade accounts receivable	€141,654	€145,798
Payroll advances	2,246	1,684
Allowances for doubtful accounts	(639)	(2,719)

	€143,261	€144,763

     The following analysis details the changes in the Company’s allowances for doubtful accounts during the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
	2007	2006	2005
Balance at beginning of the year	€2,719	€2,650	€2,165
Net increase (decrease) in allowances during the year	(411)	278	485
Write-offs during the year	(1,669)	(209)	—

Balance at the end of the year	€639	€2,719	€2,650

     During the year ended December 31, 2007, the Company reversed part of its provision for doubtful accounts, in the amount of € 486, in relation to various contracts in Brazil, as it considers that changes in circumstances indicate that such amounts will be recovered.
5. Other Short-Term Investments
     The following is a summary of the Company’s other short-term investments as of December 31, 2007 and 2006:

	As of December 31,
	2007	2006
Investment funds and other investments	€14	€11
Short-term guarantee deposits	447	375

	€461	€386

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
6. Deposits and Other Investments
     Deposits and other investments consist of the following:

	As of December 31,
	2007	2006
Deposits for rentals and customers	€1,521	€1,795
Other Investments	5,582	—

	€7,103	€1,795

     On November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, S.A. (“Telvent Outsourcing”), acquired 10% of the shares of Group S21 Sec Gestion, S.A. (“S21sec”), a non-public company based in Spain specializing in computer security services. The Company will also acquire an additional 10% of the shares of S21sec on or before October 31, 2010. Prior to this acquisition, the Company owned 5% of the shares of S21sec, which were purchased from a related party in October 2007. As of December 31, 2007 the total carrying amount of this investment was € 5,582.
7. Joint Ventures
     The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are considered to be variable interest entities as they have no equity, and are operated through a management committee comprised of equal representation from each of the ventures, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all ventures. In accordance with FASB Interpretation 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture. Investments in joint ventures and other entities in which the Company is not the partner most closely associated with the joint venture, but does have the ability to exercise significant influence over its operating and financial policies, are carried under the equity method. There were no such investments at December 31, 2006. At December 31, 2007, the carrying value of these investments was € 219.
     As of December 31, 2007, total assets coming from these consolidated entities amounted to € 36,252 and € 54,073 as of December 31, 2007 and 2006, respectively. Total revenue recognized with respect to these consolidated joint ventures was € 42,526, € 48,577 and € 42,403, including € 29,515, € 40,947 and € 31,684 of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2007, 2006 and 2005, respectively. Total cost of revenues recognized with respect to these consolidated joint ventures was
€ 42,154, € 47,919 and € 42,119, including € 29,372, € 40,761 and € 31,528 of cost of other venture partners in these arrangements, during the twelve months ended December 31, 2007, 2006 and 2005, respectively. These revenues and equivalent cost of revenues were recognized based on the billings of the other venturers to the UTE. There are no consolidated assets that are collateral for the UTEs’ obligations. The effect in operating cash flow was a decrease of € 2,787, € 2,279 and € 10,560 (including € 2,817, € 2,060 and € 11,515 of changes in operating assets and liabilities) for the years ended December 31, 2007, 2006 and 2005, respectively. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 2,024.
8. Long-term Receivables and Other Assets
     Long-term receivables and other assets consist of the following:

	As of December 31,
	2007	2006
Long-term receivables	€8,512	€10,862
Other assets	93	374

	€8,605	€11,236

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     As of December 31, 2007 and 2006 long-term receivables consisted mainly of a trade note receivable to be collected monthly over a period of twenty years in relation to the execution of our El Toyo digital city project. In connection with this receivable, on November 10, 2005, we also signed a Credit Agreement with Unicaja (Note 16), that will be established on a non-recourse basis when the customer accepts delivery of the above mentioned project in its turn-key phase.
9. Inventory
     Inventory consists of the following:

	As of December 31,
	2007	2006
Raw Materials	€4,609	€3,221
Work-in-progress	16,585	16,053

	€21,194	€19,274

10. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of December 31,
	2007			2006
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land and buildings	€6,046	€(4,052)	€1,994	€6,128	€(3,740)	€2,388
Integral equipment	53,683	(10,187)	43,496	57,677	(15,445)	42,232
Furniture and fixtures	8,598	(7,101)	1,497	7,826	(6,507)	1,319
Computer equipment	28,756	(23,575)	5,181	25,224	(20,312)	4,912
Vehicles	982	(533)	449	702	(465)	237
Other	825	(467)	358	364	(237)	127

	€98,890	€(45,915)	€52,975	€97,921	€(46,706)	€51,215

     Total depreciation expense for property, plant and equipment other than leases for the years ended December 31, 2007, 2006 and 2005 was € 5,670, € 3,264, and € 3,220, respectively. Additionally, there are € 279, € 295 and € 665 of depreciation included in “Cost of revenues” for the years ended December 31, 2007, 2006 and 2005, respectively.
     Total depreciation expense for capitalized leases for the years ended December 31, 2007, 2006 and 2005 was € 2,647, € 2,081 and € 917, respectively. Additionally there are € 701, € 1,001 and € 1,735 of depreciation included in “General and Administrative” for the years ended December 31, 2007, 2006 and 2005 respectively.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
11. Other Intangible Assets
     Intangible assets consist of the following:

	As of December 31,
	2007			2006
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Value
Intangible assets, subject to amortization:
Software licenses	€3,135	€(1,615)	€1,520	€3,221	€(2,243)	€978
Customer contracts and relationships	20,127	(7,132)	12,995	17,331	(6,732)	10,599
Purchased software technology	12,816	(7,042)	5,774	14,507	(5,367)	9,140
In-process research and development	566	(566)	—	566	(566)	—
Trade names	129	(17)	112	—	—	—

Total intangible assets subject to amortization	36,773	(16,372)	20,401	35,625	(14,908)	20,717
Intangible assets, not subject to amortization:
Brand names	1,980	—	1,980	543	—	543

Total	€38,753	€(16,372)	€22,381	€36,168	€(14,908)	€21,260

     Total amortization expense for other intangible assets for the years ended December 31, 2007, 2006 and 2005 was € 4,953, € 4,217 and
€ 4,088, respectively. Based on the amount of intangible assets subject to amortization at the end of 2007, the expected amortization for each of the next five years and thereafter is as follows:

(Unaudited)
Year ended
December 31,
2008	€4,212
2009	3,778
2010	3,202
2011	2,423
2012	1,878
Thereafter	4,908

€20.401

12. Acquisitions
Acquisition of Caseta Technologies
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic North America Inc. (Telvent Traffic), completed a stock purchase agreement pursuant to which Telvent Traffic acquired 100% of the shares of Caseta Technologies, Inc. (“Caseta”), an Austin, Texas-based company engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The total purchase price for the acquisition of Caseta includes: (a) U.S. $ 9,000 (€ 6,918) paid on the closing; (b) contingent and variable earn-out payments which may become due to the sellers in each of the years 2008 and 2009, subject to Caseta meeting certain annual or accumulated income targets over the periods ending December 31, 2007 and 2008, and subject to a maximum aggregate amount of
U.S. $4,375; (c) secondary earn-out payments subject to Caseta meeting certain bookings targets over the periods ended December 31, 2007, 2008, 2009 and 2010; and (d) post-closing working capital adjustment payments of up to a maximum payment of U.S. $ 900. On September 14, 2007, Telvent Traffic made a post-closing adjustment payment in the amount of U.S. $ 604.4. The calculation of the post-closing working capital adjustment payments are based in part on the amount of the closing date accounts receivable that are collected after the closing. If additional closing date accounts receivable are collected, additional adjustment payments will be made up the maximum aggregate amount for all adjustment payments of U.S. $ 900. There is an overall limit of U.S. $ 20,728 on the aggregate purchase price. Telvent is not required to make any future payments which would cause the aggregate purchase price to exceed that limit.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     With respect to the secondary earn-out payments, the stock purchase agreement provides for preliminary payments to be made once Caseta reaches a certain preliminary bookings target. Under the agreement, any such preliminary payments are to be paid into an escrow and are not to be released to the sellers until the overall bookings target is reached. If Caseta does not achieve the overall bookings target, the preliminary payments paid into escrow will be returned to Telvent. A portion of the purchase price has been paid into escrow and will serve as security for the sellers’ indemnity obligations to Telvent under the purchase agreement.
     The Company has performed the purchase price allocation with respect to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. The following is a summary of the purchase price allocation at the date of acquisition (in thousands of Euros):

As of
April 27,
2007
Cash and cash equivalents	€13
Other currents assets	1,384
Tangible assets	108
Liabilities assumed	(634)
Intangible assets:
Customer contracts and relationships	1,521
Software technology	2,249
Trade names	140
Goodwill	4,190
Deferred tax liability	(1,173)

Total purchase price	€7.798

     The results of operations of Caseta have been included in the Company’s Transportation segment from the date of its acquisition.
     Pro forma revenues, income from operations, net income and EPS would have been as follows if this acquisition had occurred as of the beginning of the years ended December 31, 2007 and 2006, respectively:

	Year ended December 31,
	2007	2006
	(Unaudited)
Revenues	€629,274	€508,990
Income from operations	€41,923	€31,212
Net income	25,305	21,676
EPS	0.87	0.74
Acquisition of Matchmind
     Effective October 1, 2007, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind Holding, S.L. and its subsidiaries Matchmind S.L. and Matchmind Ingenieria de Software, S.L. (collectively, “Matchmind”), a company that specializes in system integration, consulting services and information technology outsourcing, for € 23,000, plus direct acquisition expenses. The remaining shares will be held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 45,000.
     The Company has not yet performed the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). Therefore, as of December 31, 2007, the excess of the purchase price over the net book value of the net assets acquired has been allocated entirely to goodwill. The Company expects to perform this allocation by the first semester of 2008.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The results of operations of Matchmind have been included in the Company’s Global Services segment from the date of its acquisition.
     Pro forma revenues, income from operations, net income and EPS would have been as follows if this acquisition had occurred as of the beginning of the years ended December 31, 2007 and 2006, respectively:

	Year ended December 31,
	2007	2006
	(Unaudited)
Revenues	€695,979	€559,967
Income from operations	€46,635	€40,155
Net income	€26,354	€23,244
EPS	€0.90	€0.79
13. Goodwill
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
     The following analysis details the changes in the Company’s goodwill during 2007 and 2006 by segment:

			Global
	Energy	Transportation	Services	Total
Balance, December 31, 2005	€16,862	€—	€—	€16,862
Acquisitions and purchase price allocation adjustments	8,323	14,644	—	22,967
Currency translation adjustment	(1,957)	(456)	—	(2,413)

Balance, December 31, 2006	23,228	14,188	—	37,416
Acquisitions and purchase price allocation adjustments	—	9,048	20,316	29,364
Currency translation adjustment	(4)	(2,138)	—	(2,142)

Balance, December 31, 2007	€23,224	€21,098	€20,316	€64,638

14. Accrued and Other Liabilities
     Accrued and other liabilities consist of the following:

	As of December 31,
	2007	2006
Payroll, accrued vacation and other employee benefits	€6,430	€4,357
Notes Payable	—	652
Current portion of government loans	3,895	1,471
Other short-term liabilities	3,343	3,909

	€13,668	€10,389

     As of December 31, 2006, notes payable included the deferred payment on the Beijing Blue Shield acquisition in the amount of € 652, which was paid on November 23, 2007.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
15. Short-Term Debt
     Short-term debt at December 31, 2007 and 2006 consists of the following:

	As of December 31,
	2007	2006
Credit facilities:
Bank of Boston	€—	€814
LaSalle Bank	16,983	15,336
Caja de Ahorros y Monte de Piedad de Madrid	1,390	—
Banco Santander	2,163	—
Banco Español de Crédito (Banesto)	856	—
BNP Paribas	3,167	—
Caja de Ahorros y Pensiones (La Caixa)	758	—
Banco Bilbao Vizcaya Argentaria	704	—
Other facilities	3,169	—

Due under short term credit facilities	29,190	16,150
Advance payments	26,599	12,431
Recourse factoring agreements	3,164	—
Other short-term debt	5,045	3,714

Total short-term debt	€63,998	€32,295

     In 2005, in order to finance the working capital requirements of our operations in Brazil, Telvent Brasil obtained credit facilities with several banks (Safia Bank, Citibank, Bank of Boston, Banco Santander, Central Hispano and Banco Fibra). As of December 31, 2006, € 814 was outstanding under the Bank of Boston credit facility, which was paid and cancelled on January 15, 2007.
     On April 24, 2007, the Company’s subsidiary, Telvent Traffic North America Inc., entered into an agreement to amend its credit agreement with LaSalle Bank National Association dated May 31, 2006. The credit agreement was amended to increase the amount available to a maximum of U.S. $ 25,000. The obligations of Telvent Traffic North America under the credit agreement are guaranteed by the Company. The credit facility was available for partial financing of acquisitions permitted under the agreement. The credit facility matures on April 30, 2008. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic North America): (i) the prime rate in effect as publicly announced by LaSalle Bank National Association or (ii) the London Interbank Offering Rate for U.S. dollar deposits in the London Interbank Eurodollar market (“LIBOR”), plus an applicable margin which is based on the leverage ratio of the Company. The total amount outstanding under this facility as of December 31, 2007 was U.S. $25 million (€ 16,983).
     During 2007, the Company increased its amounts available under credit facilities as a result of amounts coming from Matchmind, which the Company acquired in October 2007. The total amount outstanding under the credit facilities held by Matchmind as of December 31, 2007 was € 7,288, with € 2,762 remaining available as of that date.
     In addition, the Company had, at December 31, 2007, € 1,752 of other balances outstanding with various financial institutions.
     As of December 31, 2007 and 2006, respectively, advance payments consisted primarily of inter-company balances in connection with commercial transactions in the normal course of business, where the group has received advanced payments from the financial institutions.
     As of December 31 2007, the Company had € 3,164 from an accounts receivable recourse factoring arrangement of its subsidiary, Telvent Farradyne.
     Furthermore, as of December 2007 and 2006 “Other short-term debt” consisted primarily of amounts outstanding under corporate Diners and American Express cards.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
16. Long-Term Debt
     Long-term debt consists of the following:

	As of December 31,
	2007	2006
Total long-term debt	€15,718	€16,702
Current portion of long-term debt	(3,488)	(1,514)

Long-term debt less current portion of long-term debt	€12,230	€15,188

     The Company has entered into borrowing arrangements, outstanding as of December 31, 2007, for working capital requirements, general corporate purposes and for financing certain hosting activities in Spain.
     The total principal amount outstanding with each counterparty, less the corresponding current portion at December 31, 2007 and 2006 is as follows:

	As of December 31, 2007
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
LaSalle Bank	€1,997	€1,997	€—
Caja de Ahorros y Monte de Piedad de Madrid	581	581	—
ING and Liscat	2,523	809	1,714
Bank of Communications	765	68	697
Unicaja	9,382	—	9,382
Caixa Catalunya	378	8	370
Others	92	25	67

	€15,718	€3,488	€12,230

	As of December 31, 2006
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
LaSalle Bank	€1,660	€—	€1,660
Caja de Ahorros y Monte de Piedad de Madrid	1,134	560	574
ING and Liscat	3,304	781	2,523
Bank of Communications	1,201	173	1,028
Unicaja	9,403	—	9,403
Caixa Catalunya	—	—	—

Others	—	—	—

	€16,702	€1,514	€15,188

ABN AMRO Bank N.V. (formerly known as LaSalle Commercial Lending) Credit Facilities
     Telvent Canada Ltd. (“Telvent Canada”) had three separate credit facilities with ABN AMRO Bank N.V. under a credit agreement dated May 2, 2003. The first facility (“Facility A”) was a secured revolving credit line for working capital purposes up to U.S. $8,000 (€ 5,434). Availability of funds under Facility A is based on a monthly borrowings base formula determined as a percentage of eligible accounts receivable and inventory of Telvent Canada. Amounts withdrawn under Facility A cannot exceed U.S. $8,000 (€ 5,434). By an amending agreement dated April 13, 2006, the credit agreement was amended to reduce the amount of the credit available under Facility A from U.S. $8,000 to U.S. $6,000 (€ 4,076), and to add an additional secured revolving credit facility (“Facility C”) in a maximum aggregate principal amount of U.S. $12,000 (€ 8,152) solely for the purposes of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA Inc. are required to provide bid, advance payment or performance securities. On April 2007, the Facility A agreement was further amended to reduce the amount available to U.S. $3,000 (€ 2,038). On October 18, 2007, this credit agreement was amended to temporarily increase the amount available under Facility A to U.S. $5,000 (€ 3,397) for a period of 30 days from October 18, 2007. As of December 31, 2007 the amount available under Facility A remains U.S. $3,000 (€ 2,038). Facility A bears interest at a rate of LIBOR or a base rate index plus an applicable margin. Under Facility C, the fees for letters of credit are calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by the bank.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The other facility (“Facility B”) was a delayed draw, non-revolving, term loan facility in the amount up to U.S. $5,500 (€ 4,176), which was created to finance the acquisition of the NMS division of Metso. Facility B was repaid in April 2006, and no further amounts may be borrowed under this facility. On April 2007, the credit facility was amended to confirm that Facility B had been repaid and that no further amounts may be borrowed under that facility.
     All outstanding facilities with ABN AMRO Bank N.V. Bank mature in March 2008. ABN AMRO Bank N.V. has a first security interest in all assets and equity of Telvent Canada and Telvent USA Inc. As part of the credit facilities agreement, Telvent Canada is restricted from paying dividends to the Company without prior written consent of the bank. As of December 31, 2007, the Company was in compliance with all covenant requirements.
Caja de Ahorros y Monte de Piedad de Madrid
     Telvent Energia, S.A (“Telvent Energia”) borrowed € 3,642 from Caja de Ahorros y Monte de Piedad de Madrid in October 2001. The loan bears interest at a rate of three-month EURIBOR plus 0.60% and matures in October 2008. Any future issuances of debt from Telvent Energia will be subordinated debt to that agreement until its repayment.
ING and Liscat
     Telvent Housing S.A. (“Telvent Housing”) has entered into three financing arrangements, one with ING and two with Liscat. The first financing arrangement with Liscat of € 6,702 was established in December 2002 and originally matured in May 2006. In 2005, the Company renewed the maturity of this loan from May 2006 to April 2010. Interest is payable monthly at a rate of twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility. The second financing arrangement with Liscat of € 3,296 was established in November 2003 and originally matured in April 2007. In 2005 the Company renewed the maturity of this loan, from April 2007 to April 2010. Interest is payable on a monthly basis at twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility.
Bank of Communications
     On March 17, 2005, the Company signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing to establish the China headquarters for Telvent. 40% of the total purchase price of Rmb 9,384 (€ 913) was paid on closing and the balance was financed by an eight-year mortgage, which the Company entered into on May 25, 2005 with the Bank of Communications. Additionally, on May 23, 2006, the Company signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing adjacent to Telvent China’s current headquarters. The new office will be used by Telvent Blue Shield, the company acquired by Telvent China in April 2006. 40% of the total purchase price of Rmb 9,209 (€ 896) was paid on closing and the balance was financed by an eight-year mortgage, which the Company entered into on July 14, 2006 with the Bank of Communications.
Unicaja
     On November 10, 2005, the Company signed a Credit Agreement with Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja). The total amount available under this facility is € 12,600. The term of this credit agreement is twenty-two years and the interest rate is EURIBOR + 1%, on a monthly basis. The amount outstanding under this agreement at December 31, 2007 was € 9,382. This Credit Agreement has been obtained in connection with El Toyo Digital City Project, and became non-recourse when the client accepts delivery of the project. As of December 2007, delivery of the project has not been completely accepted by the customer due to certain litigation currently in progress (as described in Note 19) and thus, the credit facility has not yet been converted into a non-recourse facility. Nonetheless, the Company has begun to make installment payments on this agreement, as required.
Caixa Catalunya
     The Caixa Catalunya debt has been assumed by the Company as a result of the acquisition of Matchmind. The total amount outstanding for these and other minor Matchmind borrowings as of December 31, 2007 is € 446.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
17. Other Long-Term Liabilities
     Other long-term liabilities consist of the following:

	As of December 31,
	2007	2006
Government loans excluding current portion	€1,903	€2,746
Long-term customer deposits	1,887	2,388
Other long-term obligations	4,408	582

	€8,198	€5,716

     The Company receives interest-free, five-year loans from the Spanish Science and Technology Ministry for research and development purposes. These loans also provide a two-year grace period before repayments of principal must begin. The current portion of government loans of € 3,895 and € 1,471 as of December 31, 2007 and 2006, respectively, is included within “Accrued and other liabilities” (Note 14).
     Other long-term obligations include the provision for the extraordinary variable compensation plan of € 1,048 (described in Note 22), the provision for uncertain tax positions of € 1,450 (described in Note 20), as well as the tax contingencies recognized in the purchase of Matchmind.
     Long-term customer deposits represent security deposits from customers primarily in relation to long-term hosting contracts.
Maturity of Debt and Similar Obligations
     The aggregate principal repayment of short-term debt, long-term debt and government loans, including amounts shown under current liabilities, required in each of the next five fiscal years and thereafter are as follows:

	Year Ending December 31,
	Current
	Portion of		Long-Term
	Long-Term	Short-Term	Debt Less
	Debt	Debt	Current Portion	Government Loans	Total
2008	€3,488	€63,998	€—	€3,895	€71,381
2009	—	—	2,600	798	3,398
2010	—	—	494	520	1,014
2011	—	—	520	299	819
2012	—	—	547	177	724
Thereafter	—	—	8,069	109	8,178

	€3,488	€63,998	€12,230	€5,798	€85,514

18. Financial Instruments
Concentration of Credit Risk
     Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, accounts receivable (including unbilled revenue) and long-term receivables. The Company generally does not require collateral from its customers. During the year ended December 31, 2007, the Company’s customer, Vattenfall Edilstribution AB, comprised 11.2% of the Company’s revenues. During the years ended December 31, 2007 and 2006, no customer comprised greater than 10% of the accounts receivable balance.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Derivatives
     The majority of the Company’s assets, liabilities, sales and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. dollar or the Euro that are managed against the relevant functional currency or the Euro. The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and which mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company began applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency.

	As of December 31, 2007
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€2,207	€68,134	€2,077	€63,222
Canadian Dollars	8	394	42	1,199
Morocco Dirhams	—	—	1	29
Jordan Dinars	12	609	6	327
Qatari Riyals	123	4,589	22	1,422
Japanese Yen	8	486	—	—
Thai Bahts	126	1,435	247	2,812
Swedish Kronor	—	—	1,215	18,354
Yuan	12	1,404	—	144
Euro	363	28,913	76	7,835

	€2,859	€105,964	€3,686	€95,344

Interest rate contracts:
Interest rate caps	685	19,032	—	—

Total	€3,544	€124,996	€3,686	€95,344

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of December 31, 2006
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€165	€8,505	€221	€11,143
Brazilian Reals	79	6,941	107	8,833
Canadian Dollars	767	28,372	499	18,554
Morocco Dirhams	—	—	1	30
Jordan Dinars	—	—	9	764
Qatari Riyals	51	1,768	2	1,072
Japanese Yen	180	2,359	—	—
Thai Bahts	102	2,879	81	2,862
Swedish Kronor	1,062	8,691	2,349	18,827

	€2,406	€59,515	€3,269	€62,085

Interest rate contracts:
Interest rate caps	408	19,032	—	—

Total	€2,814	€78,547	€3,269	€62,085

     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet, with related gains and losses recorded in earnings.
     The Company also is exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2008 and 2022. The exposure of the Company is limited to the premiums paid to purchase the caps. Total premiums paid to purchase the caps were € 397 during the year ended December 31, 2006. No premiums have been paid to purchase caps during the year ended December 31, 2007.
     The ineffective portion of changes in fair value of hedged positions, reported in earnings for the twelve-month period ended December 31, 2007, amounted to € (169), and has been recorded within “financial expense.”
     The effective portion of cash flow hedges recorded in other comprehensive income, amounting to € 287, net of tax, will be reclassified to earnings over the next twelve months.
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
Cash, Short-Term Investments, Accounts Receivable and Accounts Payable
     The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable, unbilled revenues and accounts payable approximate fair values due to the short maturity of these instruments, unless otherwise indicated.

TELVENT GIT, S.A.
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
     The carrying value and estimated fair value of financial instruments are presented below:

	As of December 31,
	2007		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash (including restricted cash)	€82,345	€82,345	€77,277	€77,277
Other short-term investments	461	461	386	386
Accounts receivable	143,261	143,261	144,763	144,763
Derivatives	3,544	3,544	2,814	2,814
Liabilities:
Short-term debt	63,998	63,998	32,295	32,295
Long-term debt including current portion	15,718	15,718	16,702	16,702
Other long-term liabilities	8,198	7,982	5,716	5,495
Derivatives	3,686	3,686	3,269	3,269

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
19. Commitments and Contingencies
Commitments
     As described in Note 6, on November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, acquired 10% of the shares of S21sec. The Company has a commitment to acquire an additional 10% of its shares on or before October 31, 2010, at a price to be determined based on its future earnings.
     As described in Note 12, the stock purchase agreement with respect to the Caseta acquisition provides for a contingent and variable earn-out payments and post-closing adjustments. There is an overall limit of U.S. $ 20,728 on the aggregate purchase price. The Company is not required to make any future payments which would cause the aggregate purchase price to exceed that limit.
     As also described in Note 12, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 23,000, plus direct acquisition expenses. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 45,000.
Leases
     The Company leases corporate buildings that it classifies as operating leases. Computer equipment and machinery used in the normal course of business and that meet the relevant criteria are classified as capital leases. The capital leases generally require interest payments based on EURIBOR plus 1.1%.
     Future minimum lease payments under non-cancellable operating and capital leases are as follows:

Year Ending December 31,	Operating	Capital
2008	€11,327	€9,563
2009	9,867	7,593
2010	8,121	6,485
2011	5,934	13,151
2012	5,408	—
Thereafter	44,067	—

	€84,724	36,792

Less: amounts representing interest		(6,758)

Present value of future lease payments		30,034
Less: current portion		(7,075)

		€22,959

     During 2007, the Company entered into various new capital lease agreements for an aggregate amount of € 31,557. The majority of this increase is due to an agreement entered into by Telvent Housing S.A. on October 11, 2007, for the sale and leaseback of certain equipment located in four data centers in Spain with ING Lease E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C. Under the terms of these agreements, Telvent Housing sold its equipment to such financial institutions for an aggregate purchase price of € 26,155 and simultaneously leased the equipment back from them. The equipment lease agreement will expire on October 11, 2011. Telvent Housing will be responsible for lease payments in the aggregate amount of € 30,117 and payment of all operational and maintenance expenses associated with the Equipment, and will have the option to repurchase the equipment for a residual value of € 0.001 upon expiration. Such equipment has been capitalized and no gain or loss has been recorded for the sale transaction, other than the financing charges.
     The remainder of the increase is due to leases for computer equipment, and furniture and fixtures. Similar to previous lease agreements the new leases require interest payments based on EURIBOR plus 1.1%.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     Total rent expense under operating leases for the years ended December 31, 2007, 2006 and 2005 was € 19,673, € 11,119 and € 10,115, respectively. Total payment under capital leases for the years ended December 31, 2007, 2006 and 2005 was € 3,507, € 3,549 and € 3,095, respectively. Total rent expense under related party leases was € 374, € 276 and € 97 for the years ended December 31, 2007, 2006 and 2005, respectively.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City of Almeria filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved. As of December 31, 2007, the development and installation work for the El Toyo Project is complete, although acceptance by the client has not yet been obtained.
     On November 23, 2007, the final payment of Rmb 6.7 million (€ 651) was made to the sellers under the share purchase agreement with respect to Telvent BBS. Discussions with the sellers of Telvent BBS are continuing regarding the resolution of certain claims by Telvent related to the carrying value of net assets purchased.
     In addition, the Company is in discussions with the sellers of Telvent Farradyne, that was acquired in 2006, regarding the resolution of certain claims by Telvent related to the carrying value of net assets purchased and resulting adjustments to the purchase price.
     Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.
Guarantees
Performance Guarantees
     In the normal course of business the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between eighteen and thirty-six months. The Company requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.
Financial Guarantees
     As of December 31, 2007, the Company maintains the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€177,903	€10,813	€—
Financial guarantees	2,897	—	—

	€180,800	€10,813	€—

     The maximum potential payments represent a “worse-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

TELVENT GIT, S.A.
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
20. Income Taxes
     As explained in Note 2, during the year ended December 31, 2007, the Company adopted the provisions of FIN 48, which clarifies the accounting for and disclosure of uncertainty in tax positions. As a result of the adoption of FIN 48, the Company recognized an increase of approximately € 1,286 in its reserve for uncertain tax positions, which was reflected as a decrease to the January 1, 2007 balance of retained earnings. The Company adjusts these reserves in light of changing facts and circumstances. The Company’s provision for income taxes includes the impact of these reserve changes. As of December 31, 2007, the Company had approximately € 1,450 of tax liabilities, including interest and penalties, related to uncertain tax positions. The increase in the balance of the reserve for uncertain tax positions is due to uncertain tax positions arising in 2007. The Company’s policy, which has not changed as a result of adopting FIN 48, is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated statements of operations.
     Final determination of a significant portion of the Company’s tax liabilities that will effectively be settled remains subject to ongoing examination by various taxing authorities. The Company files income tax returns in various jurisdictions in which it operates, including U.S. Federal, U.S. state and numerous foreign jurisdictions. The Company is currently not under a tax audit in any of its jurisdictions, but has the years ranging from 2000 to 2007 open to tax audit in most of its jurisdictions, including the United States.
     The taxable results of the Company are included in the various domestic and foreign consolidated tax returns of Telvent or its subsidiaries. Also, in certain states, local and foreign jurisdictions, the Company files tax returns on a stand-alone basis.
     The income tax expense/(benefit) consists of the following:

	Year Ended December 31 ,
	2007	2006	2005
Domestic
Current	€(1,330)	€(775)	€(1,673)
Deferred	7,079	4,313	3,445

	5,749	3,538	1,772

Foreign
Current	(1,730)	(2,589)	(551)
Deferred	661	1,131	1,751

	(1,069)	(1,458)	1,200

Total income tax expense (benefit)	€4,680	€2,080	€2,972

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The following is a reconciliation of the effective tax rate:

	Year Ended December 31,
	2007	2006	2005
Income before taxes	€29,825	€23,988	€17,711

Domestic federal statutory tax rate	32,5%	35%	35%
	9,693	8,396	6,198
Stock compensation plans	563	669	495
Changes in valuation allowances	—	—	(564)
R&D tax credits	(3,467)	(4,909)	(2,562)
Reduction of the domestic federal statutory tax rate	(280)	(657)	—
Tax deductions and effect on different tax rates on foreign subsidiaries	(1,951)	(1,451)	(595)
Other	122	32	—

Tax expense/ (benefit)	€4,680	€2,080	€2,972

     During the fourth quarter of 2006, a tax reform was carried out in Spain by virtue of laws 35/2006 (introducing a new personal income tax) and 36/2006 (introducing measures in order to avoid tax fraud). With respect to corporate income tax rates, Law 35/2006 has reduced the 35% general corporate income tax rate available until December 31, 2006, to 32.5% for the year 2007, and 30% for year 2008 onwards. The effect of this change has been reflected in the consolidated statement of operations for the years ended December 31, 2007 and 2006, as deferred tax assets and liabilities should be measured in each jurisdiction at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted by the balance sheet date.
     Detail of income and other taxes payable as of December 31, 2007 and 2006 are as follows:

	As of December, 31
	2007	2006
Income tax payable	€4,307	€2,665
Other taxes payable	17,145	24,236

	€21,452	€26,901

     Other taxes payable include mainly value-added tax (“VAT”), payroll withholdings on account and social security. Additionally, “Other taxes receivable” include mainly VAT.
     Up to December 31, 2006, the domestic federal statutory tax rate was 35.0%. This rate has been reduced to 32.5% for the year 2007 and 30.0% for the year 2008 and thereafter. At December 31, 2007 and 2006, the Company adjusted its deferred taxes to the new rates.
     Significant components of the Company’s net deferred tax assets/(liabilities) are as follows:

	As of December 31,
	2007			2006
	Short-Term	Long-Term	Total	Short-Term	Long-Term	Total

Deferred tax assets:
Capitalized research and development	€750	€13,917	€14,667	€2,770	€12,401	€15,171
Net operating tax loss carry-forwards	633	1,401	2,034	407	1,140	1,547
Derivative contracts and other assets	1,016	1,211	2,227	515	1,413	1,928

	€2,399	€16,529	€18,928	€3,692	€14,954	€18,646

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of December 31,
	2007			2006
	Short Term	Long-Term	Total	Short-Term	Long-Term	Total

Deferred tax liabilities:
Revenue recognition percentage of completion	€—	€—	€—	€4,629	€—	€4,629
Intangible assets	—	6,234	6,234	—	6,198	6,198
Unrealized foreign exchange gains	936	—	936	660	—	660
Tax Deduction of goodwill	1,196	—	1,196	—	—	—
Other liabilities	414	127	541	58	78	136

	€2,546	€6,361	€8,907	€5,347	€6,276	€11,623

Net deferred tax recognized	€(147)	€10,168	€10,021	€(1,655)	€8,678	€7,023

     During the year ended December 31, 2007, the Company changed, in most of the jurisdictions where it was not doing so already, the revenue recognition method applied for tax purposes to the percentage of completion method. The effect of such change has been a reduction of the previously recognized deferred tax liability with a corresponding increase in income tax payable.
     Gross Spanish and foreign tax attribute carry-forwards as of December 31, 2007 amount approximately to €6,024. If the net operating losses are not utilized, carry-forwards will expire from 15 to 20 years after their effective generation date.
     Expiry dates of future tax loss carry-forwards are as follows:

Year Ending
December 31,
2017	€1,766
2018	1,913
2019	—
2020	377
2021	—
2022	—
2023	—
2024	—
2025	—
2026	604
2027	1,364

€6,024

21. Share Capital
     The following table shows increases in share capital of the Company since incorporation. Share capital amounts are shown in actual amounts rather than thousands of Euros:

		Number	Cumulative	Cumulative
Event	Date	of shares	Balance	Share Capital
	(In actual amount)
	December 31, 2003		100,000	€60,101,000.00
Split (200 for 1)	April 15, 2004	—	20,000,000	€60,101,000.00
Increase in capital	October 21, 2004	8,700,000	28,700,000	€86,244,935.00
Increase in capital	November 19, 2004	547,100	29,247,100	€87,888,997.86
	Balance as of December 31, 2005, 2006 and 2007		29,247,100	€87,888,997.86

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

TELVENT GIT, S.A.
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
22. Stock Compensation Plan
Formula-based stock compensation plan
     Under a plan established by Abengoa, certain of the Company’s employees, including members of its management team, entered into agreements with the Company’s principal shareholders to buy ordinary shares in the Company. The shares purchased were already issued and outstanding on the date of sale. All shares were sold at a pre-split price of € 601.01 (€ 3.005 post-split price), which is also the weighted-average purchase price of the shares. This par value represented a discount to fair value. The shares sold under the stock purchase plan contained certain performance and vesting features. The vesting period is 15% of the shares after three years, or upon completion of an initial public offering whichever occurred first, and the remaining 85% after five years for certain employees. For other employees, a portion of the shares sold have a vesting period of 15% after three years, or upon completion of an initial public offering whichever occurred first, 35% after five years, and the remaining 50% after seven years. The performance feature within the arrangement contains a clause whereby the seller can call portions of the shares sold if the performance criteria are not met. The performance criteria are tied to the achievement of cumulative and individual annual budgets in the first three years of the plan. In the absence of a listing of Telvent, the plan participants could sell the shares back to the seller based on a formula value, which was based on the unconsolidated results of operations of Telvent. The formula was subsequently changed to a fixed amount plus an interest return. When Telvent listed, the above repurchase feature expired.
     In March 2004, various employees, including managers of the Company, were granted additional shares under the stock compensation plan. All shares were sold at a post-split price of € 3.005 per share (€ 601.01 pre-split price). The estimated fair value on the date of grant was the midpoint of the estimated offering price range of € 12.37 (€ 2,475 pre-split price). The midpoint of the estimated offering price range of € 12.37 was deemed to be the fair value of the shares at March 2004. The total number of shares acquired by these employees was 140,000, which increases the total share capital ownership of employees to 9.236%.
     The employees and management team have financed the purchase of the shares with a bank loan. The shares are pledged as collateral on the loan. Abengoa must bid for the shares if the share collateral is enforced.
     The total number of shares purchased during the year ended December 31, 2004 is below. No additional shares have been purchased during the years ended December 31, 2005, 2006 or 2007. The Company does not plan to sell any further shares under this plan. No shares were forfeited during any of the years.

	Before Share Split	After Share Split
	(number of shares)
Shares outstanding at December 31, 2003	7,495	1,499,000
Purchased	700	140,000

Shares outstanding at December 31, 2004 and thereafter	8,195	1,639,000

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

TELVENT GIT, S.A.
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
     Total compensation cost recorded under this plan was € 1,506, € 1,640, and € 1,413 for the years ended December 31, 2007, 2006 and 2005, respectively.
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
     The Company has applied SFAS 123R to account for this share acquisition plan. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan has been performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting). The acquisition cost for all participants was the average acquisition price plus associated costs for all of the shares purchased under the Plan for all participants. The fair value of the 516,100 shares granted, amounting to € 1,621 (€ 2.87 per share), less estimated forfeitures of 12,600 shares, is measured at the grant date and remains fixed unless and until the award is modified. The assumptions used in the valuation of the shares granted, performed as a theoretical valuation of an European call option on Abengoa ordinary shares as of January 23, 2006, were as follows: Abengoa spot price — € 14.15; strike price — € 26.1; Maturity — July 1, 2011; Volatility — 40%. Compensation cost recorded on this plan for the years ended December 31, 2007 and 2006 amounted to € 228 and € 271, respectively.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Extraordinary Variable Compensation Plan
     On March 22, 2007, as later amended on September 20, 2007, the Nomination and Compensation Committee of the Company’s Board of Directors and the Company’s Board of Directors approved a variable compensation plan (the “Plan”) for members of the senior management of Telvent and its subsidiaries. The participants in the Plan currently include 31 members of the senior management of Telvent and various subsidiaries, including business unit managers, senior project managers, technical and research and development managers and corporate services officers and managers (the “Participants”). The Plan is based on the accomplishment of objectives based on the Strategic Plan of Telvent in effect as of December 31, 2006. The duration of the Plan is five complete fiscal years (2007 — 2011) commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur no later than June 30, 2012, after the verification of the fulfillment of the objectives.
     The Plan provides for extraordinary, variable compensation to the participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each participant. The total amount available for distribution under this Plan is € 10,480. The compensation only vests and becomes payable after the end of the 5th year of the Plan, but includes the following gradual vesting period based on the accomplishment of the established objectives: 10% (2007), 15% (2008), 15% (2009), 30% (2010), and 30% (2011). The Company recognizes compensation cost on this plan based on the gradual vesting percentages. For the year ended December 31, 2007, the Company recorded € 1,048 of compensation expense related to this Plan.
23. Related-Party Transactions
     During the normal course of business, the Company has conducted operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions were completed at market rates.
Services Agreement
     The Company and certain subsidiaries have entered into a contractual arrangement with Abengoa from which the Company receives certain administrative services. Such services include finance management, centralized asset management, legal advice, institutional support with international multilateral financing organizations, institutional commercial assistance, support in providing official global ratings, auditing and consolidation, tax advisory services, negotiation and optimization of global corporate insurance policies, provision of guarantees and endorsements, services including internal communication, corporate image and institutional relations, human resource services and other specific support services upon request. Total amounts paid to Abengoa under the services agreement were € 4,853, € 4,107, and € 3,358, for the years ended December 31, 2007, 2006 and 2005, respectively.
     The allocation of such expenses is based on anticipated annual sales. The allocation method is considered reasonable and properly reflects Company’s cost of doing business, as corporate expenses incurred are allocated based upon Company’s projected sales as a proportion of Abengoa’s total projected sales.
Bilateral Credit Arrangement
     On April 20, 2004, the Company established a bilateral credit arrangement with Abengoa which replaced any prior credit arrangements. Under this arrangement, the Company and Abengoa could borrow funds from or lend funds to each other, from time to time upon not less than twenty-four hours’ notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). On August 1, 2007, the Company amended the agreement to increase the maximun credit limit to € 60 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either the Company or Abengoa may elect not to make loans to the other. This arrangement had an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     On December 1, 2002, Telvent Mexico also established a bilateral credit arrangement with Abengoa Mexico. Under this agreement Telvent Mexico and Abengoa Mexico may borrow funds or lend funds to each other up a maximun of U.S. $10.0 million. The agreement has been amended two times, the first time, on January 1, 2006, to increase the maximun of the credit limit to U.S. $25.0 million and the last time, on June 1, 2007 to increase the maximum credit limit to U.S. $30.0 million. Borrowings under this credit arrangements bear interest at three-months LIBOR plus variable margin of 0 to 6 points. This arrangement renews for annual one-year terms until terminated by either party.
     Both of the credit arrangements result in a total credit line for the Company of approximately € 80,400. As of December 31, 2007, the net credit line receivable was € 22,240, with € 80,400 remaining available to the Company or Telvent Mexico as of this date. The Company incurs no costs and receives no payments under these arrangement unless and until it borrows or loans funds thereunder.
     The average monthly balance of amounts (due to) or due from Abengoa affiliates was € (33,107) and € (19,497) in 2007 and 2006, respectively. At each year-end, the creditor has the right to demand, or to give notice of its intention to demand repayment.
     Details of transactions with group companies and related parties for the years ended December 31, 2007, 2006 and 2005 is provided on the face of the consolidated statements of operations.
     Details of balances with group companies and related parties as of December 31, 2007 and 2006 are as follows:

	As of December 31,
Due from related parties	2007	2006
Trade receivables	€3,694	€24,511
Credit line receivable	35,079	23,447

	€38,773	€47,958

	As of December 31,
Due to related parties	2007	2006
Trade payables	€12,476	€18,442
Credit line payable	12,839	5,070

	€25,315	€23,512

24. Segments and Geographic Information
     The Company changed, effective January 1, 2007, its internal reporting structure, and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation of the weather, the climate, the hydrology and the atmosphere and its impacts on different economic sectors together with the provision of technology oriented to enhance the use and management of water resources by water utilities.

•	Public Administration works for the optimization of the governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It is comprised of consulting, integration and outsourcing services to enable the evolution and control of our customers’ current and future technology needs.

	Year Ended December 31, 2007
				Public	Global
	Energy	Transportation	Environment	Administration	Services	Total
Revenues	€228,093	€246,794	€38,320	€50,185	€60,925	€624,317
Cost of revenues	(179,026)	(197,926)	(28,018)	(42,048)	(38,594)	(485,612)

Gross profit	€49,067	€48,868	€10,302	€8,137	€22,331	€138,705

Operating expenses						(97,297)
Other expenses, net						(11,583)

Income before income taxes						€29,825

	Year Ended December 31, 2006
				Public	Global
	Energy	Transportation	Environment	Administration	Services	Total
Revenues	€203,556	€200,419	€43,473	€23,366	€33,030	€503,844
Cost of revenues	(157,424)	(163,193)	(34,040)	(18,402)	(20,160)	(393,219)

Gross profit	€46,132	€37,226	€9,433	€4,964	€12,870	€110,625

Operating expenses						(79,607)
Other expenses, net						(7,030)

Income before income taxes						€23,988

	Year Ended December 31, 2005
				Public	Global
	Energy	Transportation	Environment	Administration	Services	Total
Revenues	€165,496	€153,742	€36,021	€12,068	€35,042	€402,369
Cost of revenues	(130,863)	(127,405)	(27,616)	(9,321)	(24,507)	(319,712)

Gross profit	€34,633	€26,337	€8,405	€2,747	€10,535	€82,657

Operating Expenses						(61,514)
Other Expenses, net						(3,432)

Income before Income taxes						€17,711

     The majority of the joint ventures’ net revenues (83%) that the Company consolidates due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     Segment assets of the Company are as follows:

	As of December 31, 2007
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Segment assets	€192,238	€238,429	€36,738	€31,805	€111,678	€610,888
Unallocated assets						62,631

Total assets						€673,519

	As of December 31, 2006
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Segment assets	€188,843	€195,181	€42,533	€18,529	€52,407	€497,493
Unallocated assets						58,138

Total assets						€555,631

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the years ended December 31, 2007, 2006 and 2005, sales outside of Spain comprised 52%, 52% and 52% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	As of December 31,
	2007	2006	2005
Europe	€386,219	€294,229	€216,653
Latin America	75,392	89,757	68,583
North America	110,647	78,360	58,843
Asia-Pacific	25,083	19,065	31,905
Middle-East and Africa	26,976	22,433	26,385

	€624,317	€503,844	€402,369

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of December 31,
	2007	2006
Portugal	€4,578	€4,867
North America	1,139	1,009
Latin America	473	431
China	1,867	2,043
Other	193	171

	€8,250	€8,521

25. Subsequent Events
     On February 15, 2008, the Company signed an amendment to its credit agreement with Unicaja to extend the grace period under the agreement to November 10, 2008, therefore extending the term of the credit agreement to 23 years.