Form 20-F
period 2008-12-31
TELVENT GIT S A
filed 2009-03-18
CIK 1257803

As filed with the Securities and Exchange Commission on March 18, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 000-50991

TELVENT GIT, S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

KINGDOM OF SPAIN
(Jurisdiction of incorporation of organization)
Valgrande, 6
28108, Alcobendas, Madrid, Spain
(Address of principal executive offices)

Lidia Garcia
(34) 902 335 599
(34) 917 147 001 - Fax
Telvent GIT, S.A.
Valgrande, 6
28108, Alcobendas, Madrid, Spain
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, € 3.00505 nominal value per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
     Ordinary shares, € 3.00505 nominal value per share: 34,094,159 (as of December 31, 2008)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as	Other ☐
issued by the International Accounting Standards
Board ☐
If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
Indicate by check mark whether the registrant has filed all documents and reports required by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION
Presentation
     We have prepared the audited consolidated financial statements included in this annual report (the “Consolidated Financial Statements”) in accordance with accounting principles generally accepted in the United States of America, which we refer to as U.S. GAAP.
References
     Unless otherwise indicated,
(1)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

(3)	all references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€ ” are to the legal currency of the European Union.

(4)	“Almos” refers to our subsidiary Telvent Australia Pty. Ltd. (formerly Almos Systems, Pty Ltd.) (Australia) and our subsidiary Telvent Netherlands B.V (formerly Almos Systems B.V.) (Netherlands), which we acquired on July 5, 2005;

(5)	“Beijing Blue Shield” or “Telvent Blueshield” refers to our subsidiary Telvent-BBS High & New Tech. (Beijing) Co, Ltd., which we acquired on April 26, 2006;

(6)	“DTN” refers to our subsidiary DTN Holding Company, Inc. which we acquired on October 28, 2008;

(7)	“ICX” refers to our subsidiary ICX Sistemas S.A., which we acquired on May 21, 2004;

(8)	“Latin America” includes Mexico;

(9)	“Maexbic” refers to our subsidiary Maexbic, S.A., which we acquired on November 13, 2006;

(10)	“Matchmind” refers to our subsidiary Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., which we acquired effective October 1, 2007;

(11)	“NMS Division of Metso” refers to Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions Inc., which we acquired on January 31, 2003 and were renamed Telvent Canada Ltd. (“Telvent Canada”) and Telvent USA Inc. (“Telvent USA”) respectively;

(12)	“North America” refers to the United States and Canada;

(13)	“NLDC” refers to Northern Lakes Data Corp., from which we acquired certain assets on February 3, 2009;

(14)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;

(15)	“the SEC” refers to the United States Securities and Exchange Commission;

(16)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;

(17)	“Telvent Brasil” refers to our subsidiary Telvent Brasil, S.A.;

(18)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;

(19)	“Telvent Caseta” or “Caseta” refers to our subsidiary Telvent Caseta, Inc. (formerly known as Caseta Technologies Inc.), which we acquired on April 27, 2007;

(20)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd.;

(21)	“Telvent DMS” refers to Telvent DMS LLC Novi Sad, a joint venture formed in Serbia with the DMS Group LLC., on May 8, 2008;

(22)	“Telvent Energia” refers to our subsidiary Telvent Energia, S.A.;

(23)	“Telvent Export” refers to our subsidiary Telvent Export, S.L.;

(24)	“Telvent Farradyne” or “Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006;

(25)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A.;

(26)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;

(27)	“Telvent Miner & Miner” refers to our subsidiary Telvent Miner & Miner Inc. (former known as Miner and Miner, Consulting Engineers, Inc.) in which we acquired a 70% interest on December, 10, 2004 and the remaining 30% on February 22, 2006;

(28)	“Telvent North America” refers to our subsidiary Telvent North America, Inc.;

(29)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A.;

(30)	“Telvent Portugal” refers to our subsidiary Telvent Portugal, S.L.;

(31)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America Inc.;

(32)	“Telvent USA” refers to our subsidiary Telvent U.S.A., Inc.;

(33)	the terms “we”, “us”, “our Company”, “the Company” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires; and

(34)	“WBU-Xwave” refers to the western business unit of Xwave Solutions Inc., which we acquired on July 31, 2004;
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
Cautionary Statement Regarding Forward-Looking Statements
     Many statements in this Form 20-F contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to increase our margins through increased sales of higher value-added advanced applications;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to retain senior management and other highly-skilled personnel;

•	our ability to increase revenues and operating margins by shifting our product mix;

•	the importance of our alliances, joint ventures and investments; and

•	the expectations regarding general economic conditions.
     We operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
     The selected consolidated statement of operations data for fiscal years 2008, 2007, 2006, 2005 and 2004 and the consolidated balance sheet data as of December 31, 2008, 2007, 2006, 2005 and 2004 are derived from our audited consolidated financial statements and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements were prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below in conjunction with the “Operating and Financial Review and Prospects” section included elsewhere in this annual report.

	Year Ended December 31,
	2008(1) (2)	2008(2)	2007(2)	2006(2)	2005(2)	2004(2)
	(In thousands, except per share data)
Consolidated Statement of Operations:
Revenues	$1,008,588	€ 724,613	€ 624,317	€ 503,844	€ 402,369	€ 312,571
Cost of revenues	749,734	538,641	485,612	393,219	319,712	245,578

Gross profit	258,854	185,972	138,705	110,625	82,657	66,993

General and administrative	93,856	67,430	53,900	39,850	25,286	21,446
Sales and marketing	30,172	21,677	13,668	13,730	13,023	10,118
Research and development	26,539	19,067	19,106	16,465	14,980	11,060
Depreciation and amortization	20,267	14,561	10,623	9,562	8,225	7,904
Total operating expenses	170,834	122,735	97,297	79,607	61,514	50,528

Income from operations	88,020	63,237	41,408	31,018	21,143	16,465
Financial income (expense), net	(32,493)	(23,344)	(9,882)	(6,643)	(3,432)	(2,313)
Income from companies carried under the equity method	376	270	324	—	—	—
Other income (expense), net	(2,671)	(1,919)	(2,025)	(387)	—	88

Total other income (expense)	(34,788)	(24,993)	(11,583)	(7,030)	(3,432)	(2,225)

Income before income taxes	53,232	38,244	29,825	23,988	17,711	14,240
Income tax expense (benefit)	9,590	6,890	4,680	2,080	2,972	4,749

Net income before minority interest	43,642	31,354	25,145	21,908	14,739	9,491
Net loss (profit) attributable to minority interest	(1,592)	(1,144)	(268)	(70)	(373)	654

Net income	$42,050	€ 30,210	€ 24,877	€ 21,838	€ 14,366	€ 10,145

Dividends per share(3)	$0.47	€ 0.34	€ 0.30	€ —	€ —	€ —
Basic and diluted net income per share(4)	$1.40	€ 1.00	€ 0.85	€ 0.75	€ 0.49	€ 0.47
Weighted average number of shares outstanding(4)	30,097	30,097	29,247	29,247	29,247	21,776

	As of December 31,
	2008(1)	2008	2007	2006	2005	2004
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$94,264	€ 67,723	€ 73,755	€ 69,232	€ 80,010	€ 80,515
Restricted cash(5)	25,173	18,085	8,590	8,045	3,183	8,028
Total assets	1,463,197	1,051,223	673,519	555,631	435,342	368,460
Net related-party credit line receivable (payable) balance(6)	6,698	4,812	22,240	18,377	22,711	20,792
Short-term debt	78,9609	56,728	63,998	32,295	23,958	18,748
Common Stock	142,607	102,455	87,889	87,889	87,889	87,889
Long-term debt(7)	307,647	221,027	15,718	16,702	23,825	26,083
Shareholders’ equity	374,499	269,056	190,120	176,721	157,997	135,971

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the December 31, 2008 noon buying rate of U.S. $1.3919 to € 1.00.

(2)	Financial results for the year ended December 31, 2004 include approximately seven, five and one month(s) of results of operations of ICX, WBU–Xwave and Telvent Miner & Miner, respectively. Financial results for the year ended December 31, 2005 include six months of results of operations of Almos. Financial results for the year ended December 31, 2006 include approximately eight, six and two months of results of operations of Beijing Blue Shield, Farradyne and Maexbic, respectively. Financial results for the year ended December 31, 2007 include eight and three months of results of operations of Telvent Caseta and Matchmind, respectively. Financial results for the year ended December 31, 2008 include two months of results of operations of DTN.

(3)	Prior to our initial public offering, as a subsidiary of Abengoa, we distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. In addition, on June 24, 2008, we paid a dividend on our ordinary shares in the amount of € 0.34 per share to our shareholders of record on June 10, 2008 and on June 20, 2007, we paid a dividend on Telvent’s ordinary shares in the amount of € 0.30 per share to our shareholders of record on June 8, 2007. See Item 8.A. “Consolidated Statements and Other Financial Information – Other Financial Information Dividends”.

(4)	Assumes that our 200 to 1 stock split occurred as of the beginning of each period presented. For purposes of the earnings per share (“EPS”) calculation, we used 21,775,752 for the year ended December 31, 2004, 29,247,100 for the years ended December 31, 2007, 2006 and 2005 and 30,096,995 for the year ended December 31, 2008. The increase in the weighted average number of shares outstanding in 2004 and 2005 was due to the capital increase from our initial public offering and from the underwriter’s partial exercise of their overallotment option. The increase in the weighted average number of shares outstanding in 2008 was due to our capital increase in connection with our private placement offering of our ordinary shares.

(5)	At December 31, 2008, 2007, 2006, 2005 and 2004, there were deposits amounting to € 18,085, € 8,590, € 8,045, € 3,183 and € 8,028 respectively, which constituted a counter-guarantee of certain obligations we assumed during the normal course of business. These deposits are restricted for use until the cash is received by the third-party which thereby releases our obligation.

(6)	Net related-party credit line receivable (payable) balance consists of the net amount of our loans to Abengoa and our borrowings from Abengoa. See “Item 7.B. Related-Party Transactions” and Note 24 “Related Party Transactions” to our consolidated financial statements.

(7)	Long-term debt consists of long-term debt plus the current portion of long-term debt as presented in our consolidated balance sheets.
Exchange Rate Information
     We report our results of operations in Euros. The following table provides, for the periods and dates indicated, information concerning the noon buying rate for the Euro as certified by the Federal Reserve Bank. Average figures reflect the average of the noon buying rates on the last day of each month during the relevant period.

	U.S. Dollars per Euro		Euros per U.S. Dollar
	Rate at		Rate at
Year Ended December 31,	Period End	Average	Period End	Average
2004	$1.3538	$1.2438	€ 0.7387	€ 0.7459
2005	1.1842	1.2448	0.8445	0.8033
2006	1.3197	1.2563	0.7577	0.7960
2007	1.4607	1.3705	0.6846	0.7297
2008	1.3919	1.4726	0.7371	0.6826
     For the six full months preceding the date of this annual report, the high and low exchange rates were as follows:

	U.S. Dollars per Euro		Euros per U.S. Dollar
Month	High	Low	High	Low
September 2008	$1.4737	$1.3939	€ 0.7174	€ 0.6786
October 2008	1.4058	1.2446	0.8035	0.7113
November 2008	1.3039	1.2525	0.7984	0.7669
December 2008	1.4358	1.2634	0.7915	0.6965
January 2009	1.3946	1.2804	0.7810	0.7171
February 2009	1.3064	1.2547	0.7970	0.7655
     On March 13, 2009, the most recent practicable date for this purpose, the exchange rate for the conversion of U.S. Dollars into Euros was U.S. $1.2891 and the exchange rate for the conversion of Euros into U.S. Dollars was € 0.7757.
     Unless otherwise noted or the context otherwise requires, all convenience translations from Euros to U.S. Dollars and from U.S. Dollars to Euros in this annual report were made at a rate of U.S. $1.3919 to € 1.00 and U.S. $1.00 to € 0.7184, respectively, both calculated using the noon buying rate in effect as of December 31, 2008. We make no representation that any Euro or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.
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
Risks Relating To Our Business
Our business is exposed to the risk that adverse economic conditions in our key geographical areas will reduce the demand for information technology services and solutions.
     Demand for information technology services is dependent on customers’ operations, budgets and overall financial condition. Therefore, demand for our services is highly sensitive to changes in general economic conditions, including availability of credit, and consolidation among our target customers in our core sectors. In particular, we are sensitive to economic conditions in our Energy and Transportation segments, which constituted 68.1% of our 2008 revenues. Generalized or localized downturns or inflationary pressures in our key geographical areas could also have an adverse effect on our business and financial condition. This is particularly true in Europe, where, in 2008, 51.0% of our revenues were generated, and in North America where, in 2008, 18.4% of our revenues were generated. As much of our business activity is highly concentrated in Spain, our business and financial condition also is largely dependent upon the general economic conditions in Spain. In addition, if worldwide adverse economic conditions continue or worsen, our expected growth will be adversely affected and revenues could decline.

Difficult conditions in the global capital markets and economy generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.
     Our results of operations are materially affected by conditions in the global capital markets and economy generally, both in the U.S. and elsewhere around the world. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during the third and fourth quarters of 2008. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy and the global capital markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a possible recession. The economic instability and uncertainty are affecting the willingness of companies to make capital spending and investment in our information technology products, therefore, these events and the continuing market upheavals may have an adverse effect on our revenues. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility. Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business.
     The capital and credit markets have been experiencing extreme volatility and disruption for more than twelve months. Continued disruptions, uncertainty or volatility in the capital and credit markets may limit our access to additional capital required to operate our business. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to grow our business. As a result, we may be forced to delay raising capital, issue shorter-term securities than we prefer, or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility. In addition, these disruptions may limit the ability of potential purchasers of our products and services solutions to obtain financing to purchase our products and services solutions resulting in reduction or cancellations of their spending budgets and decreased revenues for Telvent. Our results of operations, financial condition, and cash flows could be materially adversely affected by continued disruptions in the financial markets.
We are particularly sensitive to risks relating to the uncertainties inherent in government and state-owned company contracts, especially in Europe.
     A substantial percentage of our revenue is derived from services we provide as a contractor or subcontractor on various projects with governmental entities, including state-owned companies. In 2008, 28.6% of our revenues were derived from services we provided to governmental entities. Although a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, governments normally reconsider the funding of these projects on an annual (or more frequent) basis, particularly in the United States. Generally, these governmental entities may change the scope of, terminate or delay these projects at their convenience. The termination of, or a major reduction in the scope of, a major government project could have a material adverse effect on our results of operations and financial condition. In addition, adverse economic changes or slowdowns, changes in government, or political instability in any of the countries and regions in which we operate, particularly in the United States, Spain, Latin America, Asia-Pacific, the Middle-East and Africa, can impact government expenditures on infrastructure projects and, accordingly, could have a material adverse effect on our ability to achieve growth in those geographic areas.
We may not be able to manage effectively our expanding operations or integrate our acquired businesses successfully, which may impede our growth or negatively impact our performance.
     We grew significantly in 2006 and 2007 and completed the acquisition of DTN Holding Company, Inc. on October 28, 2008. Such growth has placed and will place a significant strain on our managerial and operational resources. To accommodate our growth and future acquisitions and also to fulfill our obligations as a U.S. reporting company, we must implement new or upgraded operating and financial systems, procedures and controls throughout many different locations, including processes to address internal controls, trade barriers, foreign corrupt practices and receivables collection. The success of any acquisition we make also will depend on our ability to integrate personnel and acquired assets. These efforts may not be successful. Our failure to expand and integrate these systems and procedures efficiently could cause our expenses to grow and our revenues to decline or grow more slowly than expected. Our inability to integrate successfully any businesses we acquire could cause us not to realize the degree or timing of benefits we expect and would impair our ability to achieve our growth strategy.

We may not be able successfully to extend sales of our solutions into other geographic areas, which may impede our growth.
     Part of our growth strategy is predicated on extending sales in our segments to all of the geographic areas in which we currently operate. There are unique challenges in each geographic location in which we operate and extending the geographical reach of our segments may be more difficult than we anticipate. In addition, in certain of our segments (particularly Transportation), customers are local in nature and thus, to extend our segments into new geographic areas, we will need to develop relationships with new customers. To the extent that we are unable to do so, we may not be able to implement our growth strategy.
We may need additional capital, which, if obtained, could cause us to take steps that could dilute the value of our shareholders’ investments, increase our indebtedness, or both.
     As discussed below under “Risks Relating to Being Part of the Abengoa Group,” our credit arrangements with Abengoa are one of our primary sources of borrowed capital for our working capital or other needs. Abengoa may, at its option, elect not to lend us funds under this arrangement. In addition, Abengoa currently provides us with credit support in connection with some of our performance bonds and some of our lending arrangements and also periodically guarantees our lines of credit and our trade letters of credit with respect to some of our projects. Any refusal or inability of Abengoa to provide us with funding under the credit arrangement or to provide us with guarantees or credit support, because of financial constraints on Abengoa or otherwise, could significantly curtail our ability to access capital and bonding facilities and could have a material adverse effect on us. In addition, if we were to cease to be a member of the Abengoa group, we cannot assure you that we would be able to replace the credit arrangements we currently have in place with Abengoa with other arrangements on terms equally favorable to us, if at all.
Our ability to obtain new financing to fund working capital, capital expenditures, acquisitions and other needs depends on many factors beyond our control.
     It is possible that as a result of circumstances outside of our control, such as recessions in the key countries or markets in which we do business or instability in the financial markets, such as rapid changes in exchange rates, we may require new external financing in order to fund all of our operating, capital expenditure and investment requirements. Our ability to arrange for such financing and the cost of such financing will be dependent on numerous factors outside of our control, including:
•	general economic and capital market conditions, including exchange rates;

•	the availability of credit from banks or other lenders;

•	investor confidence in us;

•	investor views about the information technology business and the key countries in which we do business; and

•	provisions of tax and securities laws that may be applicable to our efforts to raise capital.
Restrictive covenants in the agreements governing our indebtedness and other  financial obligations may reduce our operating flexibility.
     The agreements governing indebtedness and other financial obligations applicable to us and certain of our subsidiaries contain various negative and affirmative covenants, including the requirement to maintain certain specified financial ratios. These covenants reduce our operating flexibility as they limit our and certain of our subsidiaries’ ability to, among other things: incur additional indebtedness; create or incur liens;  sell assets;  make restricted payments, loans and investments;  make capital expenditures; liquidate or dissolve the applicable companies; enter into any spin-off, transformation, merger, or acquisition, subject to certain exceptions set for in the applicable agreement; and change the nature or scope of the lines of business.  If we or any of our applicable subsidiaries violate any of these covenants or requirements, a default may result and the ability of our subsidiaries to make distributions to us would be limited. Additionally, a change in control of our ownership may constitute an event of default, an acceleration right and/or a termination right under many of these agreements. We cannot assure you that, in the event of a sale by Abengoa of its interest in the Company, we would be able to replace these agreements on terms as favorable to us, if at all, and our failure to be able to do so could have a material adverse effect on our operations.

We may not be able to implement appropriate hedging strategies to protect against future movements in currency rates between the Euro and the U.S. Dollar and other currencies, which may adversely affect our results of operations.
     We are exposed to foreign exchange risk arising from various currency exposures. In 2008, approximately 69.4% of our revenues were recorded in Euros, approximately 16.3% of our revenues were recorded in U.S. Dollars and the remainder was recorded in other currencies. If we fail adequately to hedge any of our foreign currency risk, we could be exposed to adverse foreign exchange rate changes, which could have a material adverse effect on our results of operations and financial condition.
Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.
     In certain market sectors, we depend on alliances and value-added reseller relationships to generate sales and manage existing projects. We have an agreement with Echelon for the smart metering management market and with Telvent DMS LLC for Energy Distribution Management Systems, which is an important product in the electricity distribution part of our Energy segment. We also have an agreement with Larson & Tubro in India in the Energy segment. In the U.S. and Canada, we have alliances with the Environmental Systems Research Institute for geographic information systems, OSISoft for data warehousing solutions and Symantec for security-related solutions. These agreements are for renewable one-year terms and are terminable by either party upon notice. If these relationships are not successful or if the agreements are not renewed under favorable terms, our business and growth in those countries could be negatively affected.
Problems with our third-party technology suppliers could create delays in our delivery of products and systems to our customers.
     Some of our software products and systems use sub-products supplied by third-party technology companies such as operating systems, databases, protocols, interfaces, middleware and graphics engines. In these cases we have long-term agreements, usually including royalty payments, to embed these third-party products and functionalities in our products and systems. If we are not successful in maintaining these third-party technology supply agreements, we could encounter delays in our ability to deliver promised functionality to our customers while we investigate and install substitute technologies in our products. These delays could adversely affect our business.
The failure of our mission-critical information technology solutions or our customers’ systems could expose us to liability.
     We provide real-time information management products and services solutions for our customers’ applications that monitor and control mission-critical operational and management functions. In some cases, these systems protect product inventories from problems such as theft, leakage or spills and protect the environment and public safety. Some of our solutions also minimize outage and waste issues. If a customer system experienced a critical failure or outage as a direct result of a defect in one of our products, whether those products are our own or those portions of the product supplied through integrated third-party technology partners, we may be subject to claims for injuries or other damages. Our insurance may not be sufficient or may not apply to any exposure we have resulting from this type of product failure and we may not have adequate recourse against our third-party technology partners.
Our operations depend on our facilities located throughout the world and are subject to risks that could disrupt the services that we provide.
     In providing our services, we operate out of numerous facilities worldwide. Our facilities and operations could be damaged or disrupted by a natural disaster, war, political unrest, terrorist activity, computer viruses or public health concerns. A major catastrophe, such as an earthquake or other natural disaster at any of our sites, or significant political unrest, war or terrorist activity in any of the areas where we conduct operations, could result in a prolonged interruption of, or disruption to, the services we provide to our customers. We may not be able to provide our services in the manner required by our customers if any of the foregoing occur, which would damage our reputation, business and financial condition.
We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of any of these individuals, our business may be adversely affected.
     Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly Manuel Sánchez, José Ignacio del Barrio, Francisco Cáceres, Bárbara Zubiría, Manuel Fernández, Carmen

Rodríguez, Larry Stack, José Montoya, David Jardine, José María Flores, Ignacio González, Javier Garoz, Dai Yue, Luis Rancé, Marcio Leonardo, Adolfo Borrero, Lidia Garcia, Aránzazu Caja, Rafael Bago and Robert Gordon, and the success of our expansion efforts depends on significant management attention to integration and coordination. Any loss of services of any of our senior management may negatively affect our business.
We depend on the services of our technically-skilled employees and may not be able to attract or retain the employees we need.
     During periods in which demand for technically-skilled employees is great, we may experience significant employee turnover. These individuals are in high demand and we may not be able to attract or retain the staff we need, which could adversely affect our businesses.
We may not be able to compete effectively, which would harm our business.
     We compete on our ability to provide innovative solutions to our customers. If we are unable to continue to develop innovative solutions for our customers at competitive prices, we will not be able to compete successfully. There are many companies that provide competing solutions in the business segments and in the geographic areas in which we operate. The competition we face is intense and we expect it to increase in the future. Increased competition could result in:
•	price reductions and lower revenues;

•	loss of customers;

•	lower than anticipated growth; and/or

•	loss of market share.
     In addition, our competitors may develop products and services solutions that are better than ours, that are more appealing to customers or that achieve greater market acceptance. We compete with large engineering and industrial firms and small sector-driven specialized firms on a geographic and customer basis, including General Electric, Honeywell, Affiliated Computer Services Inc., Indra Sistemas, S.A., SICE (Sociedad Ibérica de Construcciones Eléctricas, S.A.) and Transcore Inc. (a subsidiary of Roper Industries). Many of our competitors are larger than we are and have greater financial and marketing resources than we do. Many of our competitors have longer operating histories and greater name recognition than we do. Also, some of our competitors have established offshore operations in countries such as India and China in order to reduce the costs of research and development and engineering services for their projects. These advantages may allow our competitors to respond more quickly to new or emerging technologies, changes in customer requirements or acquisition opportunities than we can and also reduce their costs. It is also possible that new competitors may emerge and acquire significant market share. In addition, we often face significant competition from construction companies that also provide solutions similar to ours. To the extent these construction companies build an infrastructure project, they have an advantage relative to us in competing for the value-added information technology products and services solutions accompanying the infrastructure project.
Our acquisitions and joint venture strategy involve risks and uncertainties that may harm our business or cause it not to perform as expected.
     As part of our business strategy, we continually review potential acquisitions, joint ventures, strategic alliances, or other investments that we expect will complement our existing business. In particular, we plan to continue to rely on potential acquisitions, joint ventures, strategic alliances or other investments to help us fuel our growth by enhancing the value-added products and services solutions that we can offer to our installed customer base. However, we do not know for certain that we will be able to identify suitable joint ventures, acquisitions, alliances or other investments at particular times, or that we will be able to successfully close these transactions.

     In addition, any acquisitions, joint ventures, strategic alliances, or other investments we pursue may result in numerous risks and uncertainties, including:
•	the risks associated with entering geographic or business markets in which we have no or only limited prior experience;

•	the diversion of management attention from our other business concerns;

•	the risk that an acquired business, joint venture, strategic alliance, or investment will not perform as expected or that it will expose us to unforeseen liabilities; and/or

•	the risk that our due diligence reviews of the target business may fail to evaluate accurately the fair value of the assets and liabilities of the target business, which may create disputes with the sellers of the target business and/or require us to record an impairment loss.
     To the extent we recognize goodwill in any acquisition, joint venture or strategic alliance and we later deem that goodwill to be impaired, we will recognize losses that will adversely affect our results of operations and financial condition.
Changes in technology could adversely affect our business and hurt our competitive position.
     The markets for our products and services solutions change rapidly because of changes in customer requirements, technological innovations, new product introductions, prices, industry standards and domestic and international economic factors. New products and technologies may render existing information, technologies, products and services or technology infrastructures obsolete, excessively costly or otherwise unmarketable. If we are unable to introduce and integrate new technologies into our products and services solutions in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired. In addition, our strategy to increase our gross margins through increased sales of higher value-added, advanced applications would be impaired.
Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may reduce the value of our products and services solutions and brand and may impair our ability to compete effectively.
     Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. While we currently hold or have pending a large number of registered trademarks and product names that we believe reduce the risk of third-party infringement, we currently hold no material patents or registered copyrights, and we rely primarily on a combination of trade secret, copyright and other intellectual property laws, nondisclosure and other contractual agreements, and technical measures to protect our rights in our proprietary technology. These measures may not be sufficient to protect our proprietary technology from third-party infringement and could subject us to increased competition or cause us to lose market share. In addition, these measures may not protect us from the claims of employees and other third parties. We also face risks to the protection of our proprietary technology because our products are sold in markets such as the Asia-Pacific region and Latin America that provide less protection for intellectual property than is provided under U.S. or Spanish laws. Unauthorized use of our intellectual property could weaken our competitive position, reduce the value of our products and services solutions and brand, and harm our operating results.
Labor and employment laws in Spain and other geographic areas in which we operate may make it difficult for us to reduce our workforce if we deem it advisable.
     Approximately 59% of our workforce is located in Spain. With our acquisition of Matchmind in 2007, the number of our employees located in Spain increased significantly. Spanish law places significant limitations on and imposes a number of procedural requirements for an employer’s ability to reduce its workforce through layoffs or otherwise. These provisions of Spanish law could make it more difficult, expensive and time-consuming for us to reduce our workforce at a time when we consider it in our best interest to do so. In addition, approximately 7% of our workforce is located in Latin America and approximately 7% of our workforce is located in Canada where labor and employment laws regarding workforce reductions are more restrictive than is typical in the United States. Approximately 23% of our workforce is located in the United States.
Our business may suffer if we are sued for infringing the intellectual property rights of third parties.
     We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. In the future, third parties may assert infringement claims alleging infringement by our current or future products or services solutions. These claims may result in protracted and costly litigation, may subject us to liability if we are found to have infringed third parties’

intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management’s attention from the operation of our business.
We may adopt an equity-based compensation plan that may be dilutive to current shareholders’ ownership interest in our shares or may adversely affect the prevailing market prices for our shares.
     In 2004 and prior years, under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa to purchase our shares. In addition, in 2006, members of our senior management participated in a stock purchase plan involving Abengoa’s shares. In the future, we may adopt an equity-based compensation plan that may be dilutive to current shareholders’ ownership interest in our shares or may adversely affect the prevailing market prices for our shares.
Our future results could be adversely affected by an impairment of the value of certain intangible assets.
     The assets listed our consolidated balance sheets as of December 31, 2008, include, among other things, goodwill valued at approximately € 345.3 million and other intangible assets valued at approximately € 48.4 million. The applicable accounting standards require that goodwill is not amortized, but rather is subject to impairment testing annually, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset. If our goodwill was deemed to be impaired in whole or in part due to our failure to achieve our goals, we could be required to reduce or write off such assets, which could have a material adverse effect on our operating results.
Risks Relating to Being Part of the Abengoa Group
Abengoa, our majority shareholder, is in a position to control matters requiring a shareholder vote, and this ownership concentration may adversely affect the market price of our shares as well as the ability of our other shareholders to influence matters subject to shareholder vote.
     Abengoa currently owns, indirectly, 63.9% of our outstanding shares. This concentration gives Abengoa the ability to control all matters submitted for shareholder vote, as well as the ability to call an extraordinary meeting of shareholders (which, under Spanish law, a holder of 5% or more of issued shares can do). At any such meeting, or at our ordinary general meeting of shareholders, as a result of Abengoa’s majority ownership of our shares, Abengoa can:
•	elect at least a majority of our directors;

•	effect certain amendments to our bylaws and other organizational documents;

•	control our decisions regarding debt incurrence, stock issuance (including the abolition of preemptive rights for specific stock issuances) and the declaration and payments of dividends;

•	control our management; and

•	approve or reject any merger, consolidation or sale of substantially all of our assets.
     This concentration of ownership of our shares could delay or prevent mergers, tender offers or other purchases of our shares. Therefore, this concentration of ownership may adversely affect our share price or the liquidity of our shares. Abengoa may choose to vote in a manner that is not consistent with the desires of the other owners of our shares or in a manner that the other owners of our shares do not consider to be in their best interest. In addition, any significant change in Abengoa’s ownership structure could have a material effect on the manner in which Abengoa exercises its voting power. As of December 31, 2008, approximately 56% of the shares of Abengoa were owned by its majority shareholder, Inversion Corporation. Because we are a “controlled company” as defined by the rules of the NASDAQ Global Select Market, Abengoa may choose to elect more directors to our board and may choose to appoint directors who are not independent of Abengoa or us to our board or committees of our board.
Our ability to implement our business strategy may be negatively affected by Abengoa’s financial condition, its other business opportunities and its agreements with its lenders.
     Although we are not directly responsible for the repayment of any loans made by third parties to Abengoa, Abengoa’s current credit facility contains and its credit facilities in the future may contain covenants between the Abengoa Group and its lenders which take into account our financial performance and financial condition as a consolidated entity. Some kinds of transactions which we may wish to undertake might require the consent or approval of Abengoa’s lenders in order for Abengoa to avoid a default under its agreement with those lenders because of the indirect restrictions imposed on us by the terms of Abengoa’s credit facility. These indirect restrictions arise out of covenants made by Abengoa in its credit facility that require Abengoa to ensure that none of its subsidiaries, including us, grant security interests in or dispose of assets, make loans or otherwise extend credit, or enter into merger or combination transactions, other than in the ordinary course of their respective businesses. These covenants have the indirect effect of restricting our ability to take any of these actions or engage in any of these transactions, even if we consider them to be in our interest, because Abengoa has agreed with its lenders to ensure that we do not do so. In addition, Abengoa’s credit facility limits Abengoa’s ability to incur debt as calculated on a consolidated basis to include Abengoa and its subsidiaries, including us. These restrictions on Abengoa could have the indirect effect of limiting our ability to incur additional indebtedness when it might otherwise be in our interest to do so. Our ability to implement our business strategy could be affected adversely by Abengoa’s compliance with its obligations under its credit facilities.
As our contracts with Abengoa were negotiated between parties under common control, it is possible we may have been able to obtain better terms from third parties or may not be able to replace them with equally-favorable arrangements.
     Our contracts with Abengoa were negotiated between parties under common control. It is possible that we may have been able to obtain better terms from third parties, and that the terms we received under the contracts with Abengoa may increase our expenses and reduce our net income compared to the terms of contracts we might have obtained from third parties. The most important of these contracts are our credit arrangement and service agreements with Abengoa. Our credit arrangement with Abengoa is one of our primary sources of borrowings. In addition, we recognized revenues in 2008 of € 33.0 million from services that we and our subsidiaries provided to Abengoa, primarily for the provision of communications, IT and related services; and we recognized expenses of € 16.4 million related to services, supplies and leased facilities provided by Abengoa to us. We have not attempted to negotiate similar arrangements with unaffiliated parties and do not know whether third parties would enter into such arrangements with us on more or less favorable terms, if at all. Consequently, if these existing agreements were terminated for any reason, we cannot be certain that we would be able to enter into equally-favorable arrangements with third parties, if at all. Our inability to replace these arrangements on equally-favorable terms could reduce our net income, limit our available borrowings and adversely affect our ability to achieve our growth objectives.
Abengoa is not required to provide any security for funds we lend to it under our credit arrangement and any such loans will be treated as subordinated debt under Spanish law, which may limit our ability to be repaid and impair our financial condition in the event of Abengoa’s insolvency or bankruptcy.
     Under our credit arrangements with Abengoa, we may lend up to € 81.6 million at any one time to Abengoa for a period not to exceed one year. These arrangements are unsecured and may provide Abengoa with funds on a more favorable basis than otherwise available to it from non-affiliated third parties. We may not be repaid or receive the interest we have earned on those funds. Abengoa has significant other indebtedness currently outstanding, some or all of which may be secured or otherwise senior to us upon Abengoa’s insolvency or bankruptcy, which would also make it more difficult for us to be repaid upon any insolvency or bankruptcy. According to Spanish insolvency law, any loan between an insolvent or bankrupt company that forms part of a group and any of its affiliated companies will be considered to be a subordinated loan for the purposes of the bankruptcy or insolvency proceedings. As a result of that subordination, payment of that affiliate loan shall be subject to the prior payment by the insolvent or bankrupt company of its other indebtedness and trade payables that are not expressly subordinated by law. Accordingly, under Spanish law, any money we loan to Abengoa may be considered to be subordinated debt of Abengoa in the event of Abengoa’s insolvency or bankruptcy.

Risks Relating To Our Organization Under Spanish Law
We are a Spanish corporation and it may be difficult to enforce judgments against us in U.S. domestic courts.
     We are a corporation organized under the laws of the Kingdom of Spain. In addition, most of the members of our board of directors and most of our senior management are residents of, and most of their assets are located in, jurisdictions outside of the U.S. As a result, even though we have appointed CT Corporation System as our agent for service of process, investors may not be able to effect service of process within the U.S. upon us or these persons regarding matters arising under the U.S. securities laws, or to enforce judgments of U.S. courts based upon these laws.
     Our counsel has advised us that it is doubtful that a lawsuit based upon U.S. securities laws could be brought in an original action in Spain and that it is doubtful that a foreign judgment based on the U.S. securities laws could be enforced in Spain. Our counsel has also advised us that the courts of Alcobendas, Madrid, Spain have exclusive jurisdiction for challenging corporate resolutions, while the general rules of jurisdiction and international treaties will apply to any other claims by shareholders against us.
Abengoa can effectively control the timing and amount of any dividends that we pay in the future.
     Our bylaws and Spanish law require shareholder approval in order for us to declare dividends. If we declare dividends in the future, we may not be able to pay them more frequently than annually due to certain provisions of Spanish law. Although we will declare any dividends in Euros as required under Spanish law, we intend to pay dividends in U.S. Dollars. Any holders of our shares outside of the U.S. may incur costs associated with receiving dividends in U.S. Dollars. Our ability to pay any dividends and the effect of any such dividends on our financial position will be affected by changes in exchange rates. The amount of the dividends we may pay will be based on a calculation of our net income in Euros in accordance with Spanish GAAP. Also, Abengoa, our indirect majority shareholder, is, subject to the requirements of Spanish law, effectively in a position to control whether and when we declare any dividends.
The rights and responsibilities of our shareholders are governed by our bylaws and Spanish law and differ in some respects from the rights and responsibilities of shareholders under U.S. laws. In particular, our shareholders do not have appraisal rights in the case of a merger or consolidation.
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
     At our ordinary general meeting, shareholders are asked to approve the actions of our management, the financial statements of our previous fiscal year and the allocation of our net income and loss (and any other issues that may be presented by the Board). If our shareholders do not approve our Spanish GAAP financial statements, we cannot file our annual accounts with the Mercantile Registry of Madrid. In certain circumstances, if the annual accounts are not registered within one year from the end of the relevant fiscal year, we would be precluded from registering any other resolutions with the Mercantile Registry until we have filed our annual accounts.
     Additionally, pursuant to our bylaws and the Spanish Corporation Law, shareholders have preemptive rights to subscribe for any new shares issued by us, including the ordinary shares. These preemptive rights may be voluntarily waived by our shareholders or may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Article 159 of Spanish Corporation Law. Our ability to raise funds through the sale of ordinary shares in the future, our ability to use our ordinary shares to make acquisitions, and our ability to provide management with equity-based compensation, could be adversely affected by these preemptive rights and our ability to have these preemptive rights voluntarily waived or abolished by our shareholders.
Provisions of our bylaws and Spanish law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore prevent payment of any expected acquisition premium on the price of our shares.
     Provisions of Spanish corporation and tax law may have the effect of delaying, preventing or making it more difficult for another entity to merge with or acquire us. Further, as is the case in civil law jurisdictions generally, a merger or takeover in Spain is subject to substantially more administrative process than would be the case in a typical U.S. jurisdiction. This additional administrative process could protract or make more expensive the process of effecting such a transaction. Under Spanish law, directors of a corporation may be elected to serve for terms of up to six years and we have adopted five-year terms for our directors, although actions taken at the general shareholders’ meeting may result in the directors being removed at any time. As a result of these five-year terms, not all of our directors will be elected each year. This may have the result of delaying or making more expensive an attempt to effect a change of control of our company. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Spanish law. This could cause our shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.
Risks Relating to the Public Market for Our Shares
Our shares may be affected by volume fluctuations, may fluctuate significantly in price and our liquidity may be affected by our majority shareholder.
     Our shares are currently traded on the NASDAQ Global Select Market. The average daily trading volume of our shares in 2008 was 23,766 shares. The high and low closing price for our shares between January 1, 2008 and December 31, 2008 was $28.25 and $7.33, respectively, for the fiscal year ended December 31, 2007 was $29.06 and $14.33, respectively, and for the fiscal year ended December 31, 2006 was $16.30 and $10.76, respectively. Our shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our shares without regard to our operating performance. The price of our shares may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, developments in patents and other proprietary rights and general market and economic conditions.
     Abengoa, our senior management and certain of our former senior management own approximately 67.7% of our shares and, consequently, a significant portion of our shares may not be traded frequently, if at all. In addition, the public equity markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of the securities of information technology companies, and which may be unrelated to our operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a material decline in the prevailing market prices of our shares, and could prevent our shareholders from recouping their investments in our shares or selling their shares at a profit.
Future sales by our shareholders of a substantial number of our shares in the public market could adversely affect the price of our shares.
     If our shareholders sell substantial amounts of our shares, the market price of our shares could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The shares that we sold in our initial public offering are eligible for immediate resale in the public market without restrictions, and the shares our affiliated shareholders hold may also be sold in the public market in the future, subject to the restrictions contained in Rule 144 under the United States Securities Act of 1933 (the “Securities Act”) and applicable lock-up agreements and provided that the circumstances in which they are offered or sold in Spain do not constitute an offer of securities under Spanish law. The 4,847,059 ordinary shares that we sold in a private placement completed on October 28, 2008 are eligible for resale to the public pursuant to the registration statement filed with the United States Securities and Exchange Commission on December 4, 2008 and which became effective February 13, 2009.
A decision by Abengoa, our majority shareholder, regarding the disposition of its holdings in our shares, could adversely affect our operations and the price of and market for our shares.
     Abengoa holds, indirectly, 63.9% of our shares. We cannot provide any assurance as to whether or not Abengoa will determine to sell any or all of our shares that it holds, or the timing of any such sale by Abengoa. The process of evaluating a potential sale by Abengoa of its holdings in our shares, whether or not a sale ultimately is consummated, could divert significant management time and attention away from the operation of our business. The commencement of such a transaction, or the perception that such a transaction may occur, may have an adverse effect on the market price for our shares and/or in addition, the uncertainty may result in customers delaying or cancelling the award of contracts, employees leaving the Company and credit and bonding facilities becoming more difficult to arrange or renew.

     If Abengoa were to sell its holdings in our shares and we ceased to be a member of the Abengoa group, we cannot assure you that we would be able to replace the service agreements and credit agreements we currently have in place with Abengoa with other arrangements on terms equally favorable to us, if at all, which could have a material adverse effect on our operations. In the event that Abengoa sells some or all of its holdings in our shares to another party, our other shareholders may not be eligible to participate in the sale, and any premium paid by the acquirer for the shares it purchases from Abengoa would not benefit our other shareholders. A potential purchaser of our shares from Abengoa may seek to acquire control of 100% of our outstanding shares through a merger, tender offer, or other “going private” transaction that would permit the acquirer to cause us to cease to be a reporting company and to terminate the listing of our shares on the NASDAQ Global Select Market. We cannot give any assurance as to whether any such transaction is likely to occur, as to the structure of any such transaction, the form of consideration that would be paid to our shareholders in the event such a transaction were to occur, or as to the timing of any such transaction.
You will not be able to trade our shares on any exchange outside the U.S.
     Our shares are only listed in the U.S. on the NASDAQ Global Select Market and we have no plans to list any of our shares in Spain or any other jurisdiction. As a result, a holder of our shares outside the U.S. may not be able to effect transactions in our shares as readily as it could if our shares were listed on an exchange in that holder’s home jurisdiction.
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
     We were incorporated in the Kingdom of Spain as Telvent Desarrollos, S.A. on April 4, 2000, pursuant to the Spanish Corporation Law of 1989, as amended. At a general shareholders’ meeting held on January 19, 2001, we changed our name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, we changed our name to Telvent GIT, S.A., which remains our legal and commercial name. Our registered office is located at Valgrande, 6, Alcobendas, Madrid, Spain and we can be contacted at (34) 902 335 599 or (34) 917 147 001. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
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
     Our holding company structure was completed on January 1, 2001, upon Abengoa’s contribution of the shares of Telvent Energía S.A., formerly known as Sociedad Anónima de Instalaciones de Control (“Sainco”) and its subsidiaries to us. We now operate our business principally through three significant subsidiaries. (See a list of our significant subsidiaries under “Item 4.C. – Organizational Structure – Our Subsidiaries”).
     The principal events in our history have been:
•	1963: Incorporation of Sainco.

•	1974: Entry into Traffic business market.

•	1978: Entry into Environment business market.

•	1986: Entry into Transport business market.

•	1988: Start of our international expansion to Latin America with completion of Energy projects in Mexico.

•	1990: Award of first Traffic business projects in China.

•	1996: Start of our operations in Brazil.

•	2001: Initial sale by Abengoa of our ordinary shares to management.

•	2001: Disposition to Abengoa of Abentel Telecomunicaciones, S.A.

•	2002: Acquisition from Abengoa of Telvent Factory Holding AG, Telvent Housing, S.A. and Telvent Portugal S.A.

•	2002: Entry into the public administration and healthcare business market.

•	2003: Acquisitions of Telvent Canada and Telvent USA from Metso Corporation.

•	2003: Adoption of the Telvent brand name throughout our business operations.

•	2004: Acquisitions of ICX, WBU-Xwave and a majority (70%) interest in Telvent Miner & Miner.

•	2004: IPO and listing of our ordinary shares on the NASDAQ National Market.

•	2005: Acquisition of Almos. Start of our operations in Australia and the Netherlands.

•	2006: Acquisition of the remaining 30% of the shares of Telvent Miner & Miner not acquired by Telvent in 2004.

•	2006: Acquisition of a majority (80%) interest in Telvent Blueshield in China.

•	2006: Acquisition of the Farradyne traffic business in North America.

•	2006: Acquisition of Maexbic, a supplier of public transportation ticketing technology in Spain.

•	2007: Telvent shares upgraded to the NASDAQ Global Select Market.

•	2007: Acquisition of Caseta, a supplier of electronic toll collection systems in North America.

•	2007: Acquisition of a 58% interest in Matchmind.

•	2007: Acquisition of a 15% interest in S21 Sec.

•	2008: Formation of Telvent DMS LLC Novi Sad, a joint venture in Serbia with the DMS Group LLC.

•	2008: Private placement of 4,847,059 of our ordinary shares.

•	2008: Acquisition of DTN, a business information service provider in North America.

•	2009: Acquisition of certain of the assets of NLDC.
     Our ordinary shares trade under the symbol “TLVT.” Following our IPO ,the underwriters’ partial exercise of their over-allotment option and our subsequent private placement, Abengoa owns, indirectly, 63.9% of our outstanding ordinary shares.

Capital Expenditures/Divestitures
     Euro amounts disclosed below for acquisitions of foreign entities have been translated using the historical exchange rate at the date of purchase.
Acquisition of Telvent Miner & Miner
     On December 10, 2004, we acquired a 70% equity stake in Miner & Miner, a company based in Fort Collins, Colorado, engaged in the development and implementation of geographical information systems software for utilities for a total purchase price of U.S. $8.2 million (€ 6.2 million). Effective January 1, 2006, we acquired the remaining 30% of the shares of Miner & Miner not previously acquired on December 10, 2004 for a total purchase price of U.S. $6.8 million (€5.7 million) which was paid on February 22, 2006. (See “Item 5 — Operating and Financial Review and Prospects—Acquisitions” for more details about this acquisition).
Acquisition of Almos
     On July 6, 2005, we acquired 100% of the shares of Almos for a total purchase price of €5.8 million, and a deferred, contingent and variable payment based on Almos meeting certain income targets over a period ending June 30, 2006. On April 12, 2006, we made an additional payment of €0.4 million as part of a cash adjustment payment stipulated in the purchase agreement. On December 4, 2006, in accordance with the terms of the Share Purchase Agreements made with the sellers of the shares of Almos, we paid the contingent and variable “earn out” portion of the purchase price in the total amount of €0.5 million. This payment was based on Almos meeting certain income targets over a period ending June 30, 2006. (See “Item 5.A. Operating and Financial Review and Prospects — Operating Results” for more details about this acquisition).
Acquisition of Beijing Blue Shield
     On April 26, 2006, our subsidiary, Telvent China, acquired 80% of the issued and outstanding shares of Beijing Blue Shield, a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The purchase price of this acquisition was Rmb 32 million (€3.2 million). As of December 31, 2006, we had paid 80% of the total amount or Rmb 25.6 million (€ 2.3 million), in cash. A final payment in the amount of Rmb 6.4 million (€0.6 million) was paid on November 23, 2007. (See “Item 5.A. Operating and Financial Review and Prospects — Operating Results” for more details about this acquisition).
Acquisition of Farradyne
     On July 1, 2006, our subsidiary, Telvent Traffic, completed the acquisition of 100% of Telvent Farradyne together with the assets of the sellers used in Farradyne’s business, a leading provider of traffic information technology consulting and integration services in the U.S. The total purchase price for the Farradyne business was U.S. $39.4 million (€31.0 million). This acquisition was financed in part through a mix of use of proceeds from our IPO and a loan in the amount of U.S. $20.0 million (€15.2 million), under a credit agreement with Bank of America (as successor to LaSalle Bank National Association). (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition).
Acquisition of Maexbic
     On November 13, 2006, our subsidiary, Telvent Trafico y Transporte, S.A., completed the acquisition of 100% of the shares of Maexbic, a supplier of public transportation ticketing technology in Spain, for a total purchase price consisting of a fixed cash payment on closing of € 1.9 million and deferred, contingent and variable payments of €0.1 and €0.2 million paid on March 29, 2007 and January 28, 2008, respectively. (See “Item 5.A. Operating and Financial Review and Prospects Operating Results — Acquisitions” for more details about this acquisition).
Acquisition of Caseta
     On April 27, 2007, our subsidiary, Telvent Traffic, acquired 100% of the shares of Caseta, a supplier of electronic toll collection systems in North America. The total purchase price for the acquisition includes: (a) U.S. $9.0 million (€6.9 million) paid on the closing; (b) contingent and variable earn-out payments for the years 2007 and 2008, subject to Caseta meeting certain annual or accumulated income targets over the periods ending December 31, 2007 and 2008, and subject to a maximum aggregate amount of U.S. $4.4 million; (c) secondary earn-out payments subject to Caseta exceeding certain bookings targets during the four year period ending December 31, 2010; and (d) a post-closing working capital adjustment payments of up to a maximum payment of U.S. $0.9 million.
     As of December 31, 2008, the total payments made for this acquisition amounted to U.S. $12.1 million and our best estimate of the potential earn-out payments under this agreement amounted to U.S. $2.1 million as of this date. There is an overall limit of U.S $20.7 million on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     This acquisition was financed in part through a loan in the amount of U.S. $5.0 million under a credit agreement with Bank of America N.A. (as successor to LaSalle Bank National Association and the balance from the proceeds from our Initial Public Offering. (See “Item 5. Operating and Financial Review and Prospects Operating Results. — Acquisitions” for more details about this acquisition).
Acquisition of Matchmind
     Effective October 1, 2007, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind, a company that specializes in system integration, consulting services and information technology outsourcing, for € 23.6 million. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 17.9 million. (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition).
Acquisition of S21 Sec
     On November 23, 2007, our subsidiary, Telvent Outsourcing, acquired an additional 10% interest in S21 Sec, increasing its total ownership stake to 15% with a carrying value of € 5.6 million (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, conditional upon Telvent or any company of the Abengoa Group investing € 15 million in the territory of Navarra. Telvent does not have the obligation or intent to make such investment, in which case NGA could still have the option to sell the 10% stake of S21 Sec to Telvent at a price not to exceed € 3.9 million.
Joint Venture in Serbia
     On May 8, 2008, Telvent Energia signed a joint venture agreement pursuant to which it formed a new joint venture in Serbia with the DMS Group LLC under the name “Telvent DMS LLC Novi Sad” (“Telvent DMS”). Telvent DMS is owned 49% by Telvent Energia and 51% by DMS Group LLC. The scope of the business of Telvent DMS includes the development, promotion, marketing and licensing of the software formerly owned by DMS Group known as the DMS software and carrying out turnkey projects in the area of control and information systems and communications infrastructures primarily in the electric utility industry. Telvent’s total capital investment in Telvent DMS will be € 6.1 million. As of December 31, 2008, € 4.1 million was paid.
Acquisition of DTN
     On October 28, 2008, our subsidiary, Telvent Export, acquired 100% of the shares of DTN, a business information service provider in North America, for a purchase price of U.S. $250.9 million (€ 186.4 million) pursuant to a Stock Purchase Agreement dated September 15, 2008. Telvent financed the acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of Telvent to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A., at a negotiated purchase price of U.S. $21.25 per share, for an aggregate consideration of approximately U.S. $103.0 million, partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, in the amount of € 57.5 million; and the balance from Telvent’s own resources and proceeds of our initial public offering. (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition.)

Acquisition of certain assets of NLDC
     On February 3, 2009, our subsidiary, Telvent Farradyne signed an asset purchase agreement through which it acquired certain of the assets of NLDC, including NLDC’S proprietary back office/customer service center software product called “TollPro” as well as NLDC’s interest in the license agreements and services contracts relating to NLDC’s back office systems delivered for the SR-91 toll collection system in Orange County, California. The purchase price was U.S. $1.5 million. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2.5 million by installments payable every six months starting July 1, 2009. In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5.0 million) in respect of contracts bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software.
Research and Development
     We are also devoting substantial resources to our research and development efforts, through which we have developed products and solutions for our targeted industrial sectors and infrastructure IT systems which apply across product lines including the following:
•	OASyS DNA (Dynamic Network of Applications), our main RealTime IT infrastructure product used in solutions in our Energy, Environment and Transportation segments;

•	Smart Grid Solutions Suite, an integrated solution for the electric industry covering Smart Network (RTUs, Substation Automation Systems), Smart Operations (SCADA, DMS, FMS, OMS and GIS) and Smart Metering (AMI, Meter Data Management, Meter Operations Management) in an open but highly integrated environment based in a Service Oriented Architecture;

•	the Cross Domain Platform Data Acquisition Subsystems that applies to electricity and oil & gas business units and our environment and transportation segments;

•	the next Generation Liquids Suite, an integrated oil & gas solution (gasCAT, floCAT, SCADA, Liquids Suite, Simulation & Modeling, Enterprise GIS, Pipeline integrity application integration, emergency measures and mobile crew dispatch);

•	environment solutions: Water Management Suite, Environmental Observation (SWS, AWOS, LLWAS, Sensors, ATIS), Road Weather Information Systems (RWIS);

•	the Hospital Information System (TiCares);

•	Homeland Security, such as border control and biometric id systems;

•	urban/interurban traffic/toll systems, including highway free-flow Open Road Tolling Systems (ORT); and

•	in Transportation, ticketing systems, Railway Control Traffic Centers, and advanced parking solutions.
     We made investments of € 19.1 million, € 19.1 million, and € 16.5 million in research and development in 2008, 2007 and 2006 respectively. Similarly, we incurred a total of € 7.5 million, € 2.9 million and € 2.3 million of capital expenditures related to the building of our facilities and data centers in 2008, 2007 and 2006 respectively.
B. BUSINESS OVERVIEW
Overview
     We are an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture) as well as Global Services, primarily in Europe, North America, Latin America, the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Since our DTN acquisition in October 2008, we are also able to deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we also leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including aviation, transportation, and public safety.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
     Our business is organized in three primary ways: across segments, across information technology solutions and across geographic areas.
     Segments: The Company changed, effective November 1, 2008, its internal reporting structure and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into our Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues, gross profit and contribution margin. Prior period segment information has been restated to conform to the current year presentation.
     In our targeted industrial segments, we have developed distinctive skills that share the following characteristics:
•	Mission-critical: Our solutions are specifically designed to address mission-critical functions in segments that require real-time data gathering, interpretation and immediate response and decision making.

•	Extensive networks: From 5,000-mile pipelines to river basins to electricity transmission and distribution grids to interstate highways, our solutions monitor extensive networks where comprehensive data gathering and control is required to better control those networks, ensure their reliability and integrate the data on a secure basis.

•	Flow-based: Whether related to fluids, energy, traffic, we have broad experience in information applications that facilitate the organization and management of continuous flow along defined paths.
     The following chart provides a summary of the allocation of our revenues among our segments for the last three fiscal years.

	2008	2007	2006
Energy	27.4%	36.5%	40.4%
Transportation	40.7%	39.5%	39.8%
Environment	6.5%	6.2%	8.6%
Agriculture	2.1%	0.0%	0.0%
Global Services	23.3%	17.8%	11.2%

Total	100.0%	100.0%	100.0%

     Real-time IT Solutions: Our mission-critical real-time products and services solutions collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence.

     As an example, for a typical project in our Energy segment, we would provide a complete solution for the operation of an oil & gas pipeline network through:
•	remote terminal units (“RTUs”) that measure and process flow data and transmit this data in a digital format through a telecommunication system;

•	OASyS®, our supervisory control and data acquisition (SCADA) system, monitors pipeline flow based on the data transmitted by the RTUs and assembles the data into operational information, such as volumetric data, pressure, temperature and warnings;

•	operational applications that use operating, safety and cost data to notify a customer’s enterprise system of inventory, trend and cost-cutting information;

•	business applications, such as POLARIS, that prepare data in a form that can interface with enterprise resource planning or accounting systems for invoicing, banking and real-time business decision making; and

•	outsourcing & consulting, for evaluating and implementation of power optimization initiatives that will reduce operating costs. The customer understands that “information” as a service business model provides significant opportunities for them and having us as a consultant and outsource supplier also provides competitiveness.
     We started as a systems company focused on control and monitoring services. In the beginning of the 21st century, we moved towards providing more services and solutions, offering outsourcing and consulting services for our clients. As we move ahead into the next decade, we believe that value is not only in the systems we implement and the services we offer to our clients, but also in the information that can be generated through our systems that helps our customers make better operational decisions.
     We believe that there is a strong interest from most of our customers in having just the information. In the future, we expect that interest will increase even more. The DTN acquisition has helped us position the Company in the information services space, where our enhanced delivery model enables us to provide higher-value added services and solutions in the markets we serve.
     Our services and solutions can then be classified into five different complementary categories representing the five stages of converting field data into decision-making mission-critical information. We refer to these five categories collectively as the “hourglass.” This is illustrated in the diagram below.

TELVENT’S PORTFOLIO OF SOLUTIONS FOR THE
MANAGEMENT OF INFORMATION “UP THE HOURGLASS”
     We believe that the “hourglass” shape depicts the market for the provision of our solutions in our targeted industry segments because we believe fewer companies provide solutions for control systems and advanced operational applications in these segments than provide solutions to capture field data or for outsourcing and consulting services.
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
•	Europe: Global Services represents our largest segment in the Spanish market. We also have significant sales in our Transportation segment in Spain, where we have provided intelligent transportation systems to numerous cities, including Madrid.

•	North America: Energy represents our largest segment in North America, where we believe we are a leader in the supply of IT solutions for oil and gas pipelines and we also have significant sales in our Electricity sub-segment. We also believe we are a leading provider of Intelligent Transportation Systems (ITS) and consulting services, and real-time business-to-business information services in the agricultural sector.

•	Latin America: We have a strong presence in Mexico and Brazil, through a leadership position of our Electricity unit in our Energy segment. Transportation is our largest segment in the Latin American market, experiencing strong growth in our Transportation business in Brazil and Venezuela in the last years.

•	Asia-Pacific: Our Energy and Transportation segments have been able to build a position in the Asia-Pacific region; we believe this will constitute a platform for future growth.

•	Middle-East and Africa: We are consolidating the positions we started to build in these regions a few years ago, mainly through the contribution from our Transportation and Environment segments, which are experiencing significant growth.

     The following chart illustrates an approximate breakdown of our revenues by region for each of the last three fiscal years:

	2008	2007	2006
Europe	51.0%	61.9%	58.3%
North America	18.4%	17.7%	15.6%
Latin America	17.9%	12.1%	17.8%
Asia-Pacific	3.8%	4.0%	3.8%
Middle-East and Africa	8.9%	4.3%	4.5%

Total	100.0%	100.0%	100.0%

Energy Segment
     Our Energy segment represented 27.4% of our total revenues in 2008. North America represented 34.6% of these revenues, Europe represented 28.4% and Latin America represented 26.0%, with the Asia-Pacific and the Middle-East and Africa regions representing the remainder. We report our Energy segment in two different sub-segments: Oil & Gas and Electricity.
Oil & Gas
     In our Oil & Gas sub-segment, we provide customers complete solutions for gathering, pipeline and distribution operators that manage the capture of field data, provide validation and operational control, advanced operational applications and real-time business applications. The competency center for this business unit is based in our Calgary, Canada location, and currently supports this business globally.
     Particularly in this sub-segment, we believe that value for our customer not only exists in the systems we implement and the services we provide, but also in the information generated from the raw data that our systems gather which enables our customers to make better and more timely operational decisions that affect the safety, security and efficiency of the operations of the critical infrastructure for which they are responsible for. With our acquisition of DTN, we further enhance our ability to deliver comprehensive information enabling our customers involved in the downstream value chain in the petroleum industry to conduct business more efficiently and effectively.
     Strengths. Our product offerings in the Oil & Gas sub-segment reflect the following competitive strengths:
•	Market leadership: We believe we are a market leader in pipeline transport and distribution solutions in North America and Latin America based upon transmission pipeline mileage, where we compete directly with global players like ABB, Invensys, Honeywell International Inc., Emerson Electric Co, and Yokogawa.

•	Distinctive customer base: Our solutions are used by our customers to control approximately 60% of the oil and gas transmission pipeline capacity in North America and Latin America. We maintain long-standing relationships with many of these customers and have developed or implemented new solutions to address customers’ operational, public and environmental safety needs.

•	Integrated complete solution and highly differentiated products and services: We offer integrated products, solutions and services for the Oil & Gas sub-segment, including the OASyS® Oil & Gas management suites, which include SimSuite Pipeline leak detection/location, and POLARIS inventory management and revenue accounting. In addition, our RTUs enhance our product offering in this unit. We believe that the growing concern for critical infrastructure security, public and environmental safety should enhance demand for our applications and real-time enterprise integration in this sub-segment. We believe our real-time IT infrastructure and advanced applications have comparatively strong security and enterprise integration functionality in a field-proven form that differentiates us in the market. Further, after our acquisition of DTN, we believe we have highly differentiated products able to compete in the refined fuels information services market, including, among other things, messaging service applications with back-office integration, price intelligence applications with intraday moves and alerts, and terminal data services with the best support for exchange terminals.

•	Exceptional brand recognition and relationships in downstream oil market: We serve as a primary disseminator of information between suppliers, wholesale buyers, terminal operators and back-office vendors in the downstream oil supply chain in the United States, and play a role in hundreds of thousands of transactions every day. We believe we are a leading provider of information services and solution for the downstream petroleum supply-chain in the United States.

•	Strong transaction processing platform and skills: We provide critical information and trading services to facilitate the exchange of refined fuels between sellers (refiners and suppliers) and buyers (wholesalers), serving approximately 5,000 direct subscribers and 20,000 related participants. The information that we provide includes rack price reporting, real-time NYMEX data feeds; market-shaping news analysis; data and price integration services; inventory, allocation and credit management and terminal automation software, among others.

•	Leadership position in the risk management solutions market: We also provide real-time market data solutions to some of the largest energy trading floors in the world. These increasingly volatile markets have made trading in both the Futures and over-the-counter markets a necessity for managing risk and increasing profitability. With over 3,600 customer seats, we believe we are a leading provider of market data solutions for hedging and risk management in the energy market.
     Products. Our main Oil & Gas products include:
•	Liquids Management Suite (“LMS”). LMS is a real-time operations software suite for liquid pipelines that includes a number of flexible, high-performance modules that meet a variety of real-time operational needs. The modules include metering and ticketing, tank management, volumetric data, leak detection, pumping statistics and data validation in a highly integrated, loosely coupled configuration customizable for the customer’s specific, crude and products pipelines.

•	SimSuite Pipeline. SimSuite is a technologically-advanced transient pipeline modeling and simulation system for gas and liquids pipelines that can be used in concert with our liquids and gas suites to add a variety of high performance, on-line, real-time and off-line simulation applications. On-line, real-time applications include batch tracking and leak detection and location and other hydraulic modeling functions which optimize and ensure safe operations of crude, products and gas pipeline networks. Off-line applications include engineering and design analysis, operational planning and control center operator training and certification.

•	POLARIS. POLARIS Liquids and POLARIS Gas provide a comprehensive commercial accounting platform solution, which integrates ticketing, production volume accounting, revenue accounting, billing and customer or shipper reporting. This solution allows our customers to increase their business efficiency, in part by allowing them to conduct business in a web-based secure real-time environment, thus minimizing manual entry and manual processes and the resulting inherent delays.

•	Real Time Gas (“RTG”). Our RTG monitoring suite complements our OASyS® SCADA system with tools to operate a gas transmission or distribution pipeline network safely and efficiently through real-time calculation and monitoring of line pack, storage and compressor performance.

•	Gas Day Operations (“GDO”). Our GDO application enables operations and planning personnel to generate, monitor, and revise current and predicted load for gas pipeline distribution in real time.

•	Gas Measurement and Accounting Applications (“GMAS”). The GMAS modules of our Gas Suite provide a comprehensive gas measurement, data collection, aggregation, validation and processing solution and can integrate seamlessly with enterprise based invoicing processes.

•	OASyS® Dynamic Network of Applications (“OASyS® DNA”). We believe our OASyS® DNA product is the industry leading supervisory control and real-time information system (“SCADA”) platform that is the underpinning of our solutions suites allowing the deployment of multiple applications that are linked through standard interfaces, such as those identified above. OASyS® on UNIX or Windows platforms offers a highly secure, enterprise friendly, mission critical infrastructure with certified ERP integration, historical information archive, retrieval, and analysis subsystems simplifying regulatory and Sarbanes-Oxley compliance and reporting requirements.

•	ProphetX. Our Prophet X application is a real-time market data display solution. This product addresses commodities traders who need specialized display and charting of commodities market data and related fundamentals data, including local cash prices and specialty weather content, to support hedging and risk management operations. This product is configured with DTN proprietary content and is sold into both the energy and agriculture markets.

•	FuelBuyer. FuelBuyer is a web-based subscription service that enables wholesale buyers of refined fuels to assess markets and supplier prices to determine the best source of product in local terminal markets based on a number of factors including price, product availability, and carrier rates.

•	Messaging platform. This product is a business document messaging platform for the downstream petroleum supply-chain, used extensively by suppliers to rapidly deliver prices to wholesale customers. We are extending the role of this product to support the full spectrum of business documents involved in downstream fuel transactions. Ultimately, the product is designed to help streamline the order-to-cash cycle for all downstream participants.

•	TABS. This product is a terminal data services solution that enables suppliers to control their business across all terminals where they conduct business, including third-party exchange terminals by interacting with remote terminal automation systems (“TAS”) enabling suppliers to authorize customer credit, control product allocations, and collect bills of lading (“BoLs”) used to support the billing process. We believe that increased volatility in the market is driving the need for TABS’ real-time capabilities and business controls.
     Growth strategy. We have the following four primary Oil & Gas growth objectives:
•	Maintain our current leadership position in North America and Latin America. We plan to maintain our current position by leveraging our large installed customer base to introduce new versions of enterprise infrastructure products such as OASyS® DNA, GMAS, POLARIS and SimSuite Pipeline as platforms for new power optimization applications. We have already been successful in progressively introducing our full range of products to several of our long-standing customers including Duke Energy, ChevronTexaco and Edison Gas.

•	Significantly increase our share of the Asia-Pacific region. The most attractive opportunities for us in this region are in China and Australia in both the transmission and distribution areas of the market. In China, approximately 5,600 miles of the transport pipeline network are planned to come on stream through 2010, and approximately 100 million more residential customers are projected to be served by the same year. To expand our presence in China, we plan to leverage our existing local resources. In order to take advantage of our Almos acquisition, located in Australia, we are also looking at opportunities in the oil and gas transmission and distribution business in that country.

•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing and professional services. We intend to continue to enhance our solutions and services offerings in our Oil & Gas sub-segment by adding advanced applications and continuing to enhance the security features of our infrastructure framework that will enable the integration of real-time information with corporate IT systems. We expect to focus on developing and implementing value-added applications and services that enable real-time decision making, and integration of workflow and workforce management, geographical information and asset management, and customer information systems integration. To achieve this, we plan to rely on internal research and development, customer funded development programs, and the development of strategic partnerships, including our alliances with OSIsoft, Symantec, SAP, Idaho National Labs, Sandia National Labs and other industry technology leaders.

•	Leverage DTN’s highly penetrated market position in the refined fuels market. DTN’s energy business continues to grow, driven by market volatility which is generating a move towards a real-time, integrated supply-chain in the downstream petroleum market. In addition, we believe the increased market volatility, new proprietary content, and ongoing focus on data feeds and application integration are driving interest in trading and risk management products. We expect these trends to continue in 2009.
Electricity
     In our Electricity sub-segment we have introduced our Smart Grid Solutions Suite (“SGS”), a highly integrated and loosely coupled family of products. SGS provides complete solutions in the areas of Smart Metering, Smart Network, and Smart Operations for utilities. These solutions can be installed independently, or as an integrated suite of applications designed to bring energy efficiency and improved reliability to the utility’s grid.

     The goal of our SGS is to enable a highly automated and interconnected intelligent electricity-delivery system, through which energy suppliers and consumers are interconnected through a network. This transitions the grid from a commodity broadcast delivery to a two-way information highway, leveraging information to reliably support the delivery of electricity at the lowest possible cost through use of actionable and real-time information.
     Our goal is to help utilities transform their current grid into one that distributes electricity more efficiently and securely, while meeting the demands of a changing society in a sustainable way. This technology is based in our Seville, Spain and Ft. Collins, Colorado competency centers and in our Houston, Texas delivery unit from which we currently conduct business globally.
     Strengths. Our product offerings in our Electricity sub-segment reflect the following competitive strengths:
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
     Products. Our main products include the Smart Grid Solutions Suite. SGS is a complete product and portfolio of solutions that serve most of the requirements of an electric utility. Most of these solutions are completely developed in our product centers and are based in the following solutions:
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
For Smart Networks:
•	Data Acquisition Subsystems: We provide electric utility customers with master control station communication technologies, Remote Terminal Units (“RTU”) and Substation Automation Systems (“SAS”) to enable remote control of network facilities for every aspect of the Electricity business.

•	Distribution: Substation and feeder networks.

•	Transmission: Substations.

•	Generation: All types of power plants: including hydraulic, thermal and the new renewable technologies.

•	Traction Power: Offering the transportation customers with the appropriate applications to manage their energy network efficiently.
For Smart Metering:
•	Titanium: providing comprehensive functionality for Automatic Meter Reading (“AMR”) requirements, Automated Meter Management (“AMM”) and Smart Metering Management (“SMM”) in electric utilities.

•	Meter Data Management: provided through integration with best in class third-party meters and meter data management systems.

•	Meter Operations Management: provided by Telvent personnel through data center hosting, staffing, and operations of the utility’s automated metering infrastructure (“AMI”).
Growth strategy. Our primary Electricity growth objectives are to:
•	Continue growth in Europe and Latin America. We expect growth in Europe and continued growth in Latin America as a result of our customers’ continued investments in renovation and replacement of existing equipment and expected investments in new infrastructure development.

•	Increase our presence in North America. We expect that there will be an increase in the number of opportunities in North America due to the aging infrastructure, continuing load growth and energy efficiency pressures, that coupled with the incentives provided through the United States Stimulus Plan, should give us not only opportunities to grow in North America, but also the opportunity to gain market share through our differentiaded SGS strategy. Smart Grid solutions including an increasing interest in Smart Metering are being requested by many utilities. We anticipate increasing our presence by introducing our North American customers to new products tested in Spain and Latin America.

•	Strengthen our position in the Asia-Pacific. We have completed several distribution projects in China. We plan to extend our coverage of distribution systems in China through our commercial network of agents already in place for our Oil & Gas sub-segment and our Transportation segment. We also plan to leverage our current presence in Perth, Australia, for the development of our business strategy in Australia.

•	Leverage our references in AMI projects. We have completed the rollout of one of the biggest AMI deployment projects in the world for Vattenfall, in Sweden. This provides us with a good position in the global metering market, which we anticipate will be one of the markets with a higher growth rate on a global basis.

•	Take part in the renewable energy generation challenge. Electric utilities are foreseeing big investments in generation from renewable sources, specially using wind, solar technology and producing bioethanol or biodiesel. We have experience and important references in supplying IT systems and services to these business areas, as well as the real-time network integration of these generation sources and we are ready to continue delivering solutions for these facilities.

•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing. We intend to complete our product offerings in our Electricity sub-segment by adding applications that establish a link with corporate IT systems. We will focus on developing or implementing applications such as enterprise integration platform, workflow and workforce management, geographical information systems, asset management, customer information systems and smart metering. To achieve this, we will rely on internal research and development capability and the development of strategic partnerships, including our alliance with Environment Systems Research Institute, Inc. (“ESRI”). Additionally, we will consider acquisitions of specialized companies with complementary product portfolios. We will also evaluate options to enter the segment-specific managed services business, focusing on low capital-intensive data management processes, such as automatic meter reading, DMS operation management work and outage management with ArcFM Solutions and Responder.

Transportation Segment
     Along with energy, transportation is a major contributor to climate change and the lack of sustainable human development. The current economic model based on globalization, movement of people and goods and concentration of people in large cities, requires a solid transportation system. As cities and suburban areas are continuously growing, the use of vehicles is increasing and public transportation is unable to provide effective solutions. Considering that the situation already is critical while it is only affecting the developed countries (e.g., less than 20% of the world population owns a car), the consequences of extending this model to the rest of the world is unthinkable. Therefore, we believe that the current transportation model is not sustainable.
     The negative effects of transportation include congestion, greenhouse gas pollution, and other consequences such as traffic accidents, noise, vibrations, inefficient land usage, and visual intrusion. While progress has been made over the last ten years in reduction of vehicle emissions and noise, use of alternative fuel sources (e.g., bioethanol, natural gas, and hydrogen) and traffic safety improvements it has been offset by the increases in population and global traffic. Therefore, we believe that the negative effects are still increasing.
     For the future, there is consensus on what has to be done — reduction of road congestion (thru infrastructure improvement, increased use of transit and cleaner/higher capacity options, pay-per-use of transportation facilities and management of demand and mobility requirements); reduction of energy consumption and dependency on oil; reduction of pollution and CO2 emissions; reduction of noise in cities and airports; improvement of road safety; and a reduction in speeding and application of new technologies and intelligent systems.
     We are providing IT solutions and services to help and enable our customers (public agencies, municipalities and public private partnerships) to move in this direction. We help our customers:
•	Reduce energy consumption and reduce emissions: advanced systems for traffic control (ITACA, MIST), free-flow tolling systems, parking systems to reduce spot-searching time, low power consumption traffic control equipment, road weather information systems, Information Traffic Systems (ITS) deployment and maintenance and air quality monitoring systems;

•	Promote use of transit: priority systems for buses and trams, control systems for restricted urban areas, ticketing and fare integration systems, train and metro traffic control systems;

•	Improve traffic safety: enforcement systems (e.g., radar, average speed on road sections, violation processing, red-light violation), incident simulation and management systems, traffic surveillance;

•	Manage pay-per-use of transportation facilities: tolling systems (including field devices, violation processing and customer service center), managed lanes, urban congestion charging systems; and

•	Provide information to travelers: web-based and phone (511) systems, SmartNet as information repository and agency sharing point.
     In terms of security (e.g., all measures to prevent crime aimed at people, infrastructure or information systems), our solutions enable improved protection of people and infrastructures, as well as protection to computer systems and telecommunication networks. Those solutions include access control to ports, airports, train and metro systems, protection of critical or strategic infrastructures (e.g., roads, bridges, and tunnels) and IT security applications.
     Our Transportation segment is organized in five main geographical areas: Europe (including Spain), North America, Latin America, the Middle East and Africa and Asia-Pacific sub-regions. Our Transportation segment includes two competency centers in Spain (Seville, for ITS and Enforcement applications, and Bilbao, for Ticketing and Parking) and two in U.S. (Rockville MD, for ITS and ATIS applications, and Austin, Texas, for free-flow tolling). Finally, a development center in Beijing has been created to adapt our Transportation products to the Chinese market. Our main competitors in this segment include Transcore Inc., Quixote group, Affiliated Computer Services Inc., Indra, Siemens, Peek, Sagem, Kapsch, Logica CMG, ERG, Thales, Cubic Corporation and GFI Genfare.
     In 2008, we increased our presence in the strategic U.S. market and reinforced our technological solution for canalized and free-flow toll management systems. We also reinforced our business in violation capture and management, through the development of a complete road security solution that makes available new violation detection equipment (cinemometers and red-photo) based on new technology. This solution also included the design and development of centralized services for receiving, validating, and processing violations.
     Strengths. Our product solutions in our Transportation segment reflect the following strengths:
•	Strong presence in Spain and the U.S. The transportation business is established in Spain and the United States, both for traffic and transit solutions, supporting new projects and operation and maintenance contracts. Technological aspects and specific solutions also are well defined in both areas and may be extended to other geographies depending on the site requirements.

•	Strong portfolio of integrated product solutions. We provide an integrated, complete solution to our traffic customers, with applications ranging from controllers to capture field data, to MIST (intelligent system for urban traffic control) to provide an advanced operational control application, to geographical information systems, to enforcement processing systems at the advanced applications level. We also provide open road tolling systems and road weather information systems. Our automatic fare collection portfolio is also complete and effective, including an integrated multimodal solution for trains, subways and buses. Our maritime vessel control systems are also recognized in the market.

•	Ability to transfer expertise to new geographies. We believe we are leaders in this segment in Spain, the United States, Brazil, Argentina and China. We also have a significant presence in the rest of Latin America and the ability to transfer business to new geographies, demonstrated by the projects executed in places such as Mexico, Panama, Thailand, Lebanon, Vietnam, and Saudi Arabia.
     Products. Our main products include:
•	Traffic Management Systems: Our traffic management systems include:
•	MIST: Traffic management and control system

•	ITACA: Customizable, centralized urban traffic control system

•	RMY/CMY: controller to capture and process traffic data;

•	OASyS: tunnel management and control SCADA system;

•	Visitraf: LPR-based travel-time measurement system and routing decision support;

•	SmartNET: software product that provides regional sharing of information about road construction, conditions and traffic accidents/incidents among public transportation, law enforcement and emergency response agencies; and

•	MoviSmart: GIS-based data/control integration and mobility management system.
•	Highway fare collection and back office. Our proprietary toll system products include dynamic lanes toll systems, free flow systems, Road Side Equipment (RSE) and On Board Units (OBU) for highway tolling and urban charging systems:
•	SmartTOLL: an intelligent system for toll management and control for concession motorways, tunnels and bridges;

•	Freeflow/Open Road Tolling: non-stop toll system using combined high accuracy detection gantry, including third-party or own free flow tag and antenna;

•	Flex Reader: tag reader which reads the tags in vehicles passing toll collection plazas;

•	Lane control system: system to monitor and acquire data from the field devices, such as tag readers;

•	Central Host system: reporting system that provides centralized audit and security capabilities for all toll collection facilities;

•	Remote Operations & Maintenance System (ROMS): this system provides real-time remote access, monitoring and diagnostics of the entire electronic toll collection system;

•	Violation Enforcement System: system to record the images of violations form cameras on the lanes in the toll collection plazas; and

•	Apex Toll Terminal (touch terminal): software application for use with touch screens used by operators at the toll collection plazas.
•	Enforcement systems and violation processing back-office. Our proprietary enforcement products including speed and red-light detection and fines processing include:
•	En4s product family including En4Sys, En4Red, En4Spot, En4Speed, En4Speed, En4Hand and En4Access: Enforcement Management Systems, including field equipment and back office and Data processing center both red-light enforcement and speed enforcement; and
•	Railway Information and Control Management Solutions:
•	TR3000-CTC: railway regulation and traffic management;

•	TR300- STA: facilities management and traveler information; and

•	SIVA: Real-Time Traveler Information System, via information panels, web terminals and loudspeaker system.
•	Automatic Fare Collection Systems:
•	MobiFast: railway and subway fare collection solution;

•	ValTick: fare collection management and control systems for buses and tramways;

•	Web.Park: parking lot management systems; and

•	Maexbic 3000: on-board fare collection equipment.
•	Maritime Training, Monitoring and Control:
•	NEPSYS-VTS: vessel traffic control system, including automated identification system (AIS);

•	Port infrastructure management and control system

•	Civilian Ship simulators: includes training simulators for ship operation (e.g., navigation, management, communications, engines room, etc.);

•	Naval simulators (navigation and fishing, maneuvers, communications, and others); and

•	Military simulators (navigation and maneuvers, air-sea operations).
Growth strategy. We have five main growth objectives in our Transportation segment, as described below:
•	Reinforce our position and growth in Spain. We expect growth in the Spanish market driven by the creation of a special fund that the Spanish Government awarded to all the city halls of the country. The aim of this fund is to encourage the municipalities to proceed with massive infrastructure investment and many projects in order to counter the economic slow down. 2009 will also be driven by the renewal of many maintenance contracts in the biggest Spanish cities such as Madrid, Barcelona, Valladolid, Santiago, León and Vitoria, as well as new concessions from the Spanish railway infrastructure regulatory authority, construction of new light railway lines in cities and the extension of subway networks in Barcelona, Bilbao, Madrid and Valencia.
•	Execute growth strategy in North America. Telvent Farradyne and Telvent Caseta have clearly established positions in the Traffic business in the United States, promoting Telvent as a key player. The North American market represents a key opportunity for the growth of our Transportation business, as we can offer a wide range of products, increasing market share and promoting its participation in free-flow tolling, automatic fare collection and parking projects. The United States stimulus law enacted in 2009 includes significant transportation and infrastructure investments.

•	Continue growth and capture opportunities in Latin America. We believe continued growth will require us to leverage our current position to develop the urban and interurban traffic management business in Mexico, Brazil and Chile. We believe that automatic fare collection and railway opportunities are also significant in Venezuela, Mexico and Brazil, continuing current projects.

•	Extend presence in the Asia-Pacific region; reinforce Chinese business. In order to execute our growth strategy in China, we will rely on our Beijing office. We plan to leverage the existing relationship of Telvent-BBS High & New Tech. (Beijing) Co., Ltd. with the Chinese government and will continue to pursue projects funded by international agencies such as the World Bank. In China, the competition with local competitors has to be managed by providing our local organization with the needed skills to locally adapt and implement localized solutions.

•	Extend presence in the Middle East. We intend to extend our presence in this region through the completion of the Automatic Traffic Violation Administering and Monitoring (“ATVAM”) contract for traffic and enforcement systems in Jeddah, Mecca and Medina. We have established a company in Saudi Arabia to leverage the contracted project and become the base company for future contracts throughout all the Middle East. We believe that our Arabian base will serve as a platform for bidding many projects in Dubai and other countries of the Middle East in 2009.
Environment Segment
     Our Environment segment includes all our activities in the supply of IT products and services related to meteorology, hydrology, water and wastewater management and air quality monitoring, and, after our acquisition of DTN, we are also able to provide our customers with business weather information services.
     Our Environment business was developed around our proprietary technical expertise in meteorology and the extension of our existing products to the water and wastewater market. We have a long-standing relationship with customers all around the world relying on our technology and capabilities during more than 20 years. In this segment our competitors include Vaisala Oyj, AWI, Sutron, Degreane, EEC, Selex Gematronik, ABB, Siemens and Yokogawa, among others.
Strengths. Our Environment segment reflects the following strengths:
•	Leadership in the Spanish, Australian, Swiss and Dutch meteorological markets: We believe that, year-over-year we maintain our market leadership in Spain, Australia, Switzerland and the Netherlands, as we provide solutions to most of the major airports, surface observation networks and increase our customer base in these countries.

•	Leadership in United States: We believe we have a very strong position in key business weather segments in the United States. We believe we are one of the largest for-profit business weather services providers and leverage our investment in advanced weather technologies for agricultural, transportation and energy markets to serve the needs of other weather-sensitive markets.

•	Comprehensive product portfolio, solutions and services. We offer comprehensive products and service solutions for water utilities and municipalities, hydrological and meteorological institutes and authorities, public and private airports and government agencies. In addition, we provide weather intelligence, aligned with mission-critical processes for specific industries that are highly sensitive to weather conditions. This weather intelligence is based on an automated forecasting platform.
•	Well diversified geographical positioning. Our Environment segment operations have been designed to address our customers’ issues around the globe, including North America, Latin America, Europe, Africa, and the Middle-East, Asia and Australia.

•	Brand recognition and solid customer base built during more than 20 years. Many recurrent customers have relied on us in different countries for many years including: Spanish Meteorological Institute, KNMI, several Airport Authorities and air force bases around the world (Sweden, the Netherlands, Kuwait, and Venezuela), Australian Bureau of Meteorology, Belgocontrol, Eurocontrol, Swedish Air Forces, MeteoSwiss, Indian Meteorological Department, DMN (Morocco), SMHI (Sweden), SFWMD, EBMUD, EWMD, LVVWMD (United States), Emasesa, Aljarafesa, several river basin authorities in Spain. In addition, DTN has many key customers (around 14,000 subscriptions) in the agribusiness market, the energy market (large number of the U.S. energy utilities), the transportation market (many Department of Transportation (DoTs) in the United States, private airlines and helicopter companies) and the sports, construction and recreational markets.

•	Strategic strengths: We believe that we have strong partnership relations with leading lightning, weather radar and model providers. We own patents pertaining to weather alerting for precise geographic locations that differentiate us from our competitors.

•	Proven record of weather information breakthroughs. With our acquisition of DTN, we have established a proven record of weather information breakthroughs, including innovations such as true location-specific weather imagery displays, GIS-enabled weather operations support systems, future radar, and alerting technology around major weather events.
Products. General concern regarding security and sustainability is well-reflected in our strategy and technological portfolio. Our solutions and services help our customers to:
•	RoadDSS, AWOS-LLWAS (Metconsole®, Revolver®, Cirrus 100®, Telmet 320, Saimet+), DATIS-VOLMET, SADIS: Increase security under adverse weather conditions in highway, rail and air transportation;

•	Optimize energy consumption in water utilities, applying technology, simulation and control, while reducing CO2 emissions and avoiding leakages: “Water Management Suite” devoted to water demand management, energy optimization and leak detection;

•	THMDT: Provide early warning, prevention and mitigation of the effects of adverse meteorological phenomena that cause natural disasters;

•	AQMN and CEM: Continuously monitor air quality in cities and industrial areas in order to prevent the possible negative impact on health;

•	Increase security of infrastructures against terrorist attacks and intrusion: Specific suite of solutions based on our proprietary SCADA solution (Oasys®) for water authorities, municipalities and airports; and

•	WeatherSentry On-line: Make better business decision by meeting the support needs of weather-sensitive businesses. Through our WeatherSentry On-line family of subscription products, we provide proprietary forecast, mapping, and alerting technologies to the prime industries we supply.
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
     With 14,000 subscribers in the United States, we are widely regarded as a leading source of real-time weather information services across energy, aviation, transportation, recreation, construction and public safety markets. We play a vital role in delivering proprietary weather services, enabling a wide range of organizations to manage weather-related risks.

     Our environmental observation business encompasses products and solutions that serve our clients in hydrometeorology, applied meteorology, aviation weather and environmental protection. This business unit has been developed around our proprietary technical expertise in meteorology and hydrology markets, from data acquisition to advanced operational and business applications. In Spain, we have achieved a leadership position through a long-standing relationship with the Ministry of the Environment, the National Meteorology Institute, the Airport Authority and some River Basin authorities in Spain and we have more recently expanded this business area to North America, Asia Pacific, India, Germany and United Kingdom, among other countries.
•	Water Utilities
     Within our water utilities business we help numerous businesses and public entities in charge of water management address social, environmental and financial restrictions while balancing user supply and demand, ensuring quality in the supply of potable water and in handling and reutilizing wastewater, encouraging optimal use of emerging technology and services for responsible management of this resource.
     Our water utilities business encompasses products and solutions that serve our customers in the areas of water distribution and treatment networks, irrigation, water treatment plants and desalination plants. We provide a suite of solutions and services for water utilities to efficiently manage a scarce resource via optimization of the utility processes through the provision of advanced technology. Our main activities with regard to this business unit are located in Spain, North America and the Middle East, but we are expanding to the rest of the geographies, such as Europe, Africa and Asia Pacific.
Growth strategy. Our strategy for growth in both business units is based on the following four objectives:
•	Maintaining our leadership in Spain, as well as reinforcing our presence in Europe, North America, the Middle East, Northern Africa and Asia Pacific.

•	Continuous review of our value proposition in key business segments through R&D and technological innovation.

•	Established strategic alliances in the market.

•	Leverage our highly penetrated market positions in some of the markets we serve.
Agriculture Segment
     Since the fourth quarter of 2008, as a result of our recent acquisition of DTN, we created a new business segment: Agriculture. DTN has been an innovator in the creation and delivery of agricultural information services since 1984. With our acquisition of DTN, we believe that we have become one of the most familiar and trusted sources of agricultural information in North America.
     We serve over 700,000 subscribers across core corn, soybean and livestock markets, representing over 60% of agricultural production. Our services include critical business information and trading services supporting the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.
Strengths.
•	Leadership position in North America. We believe that we have become one of the most familiar and trusted sources of agricultural information in North America. We are especially strong in the Midwest corn, soybean, and livestock markets, with penetration rates exceeding 60% in many areas.

•	Exceptional brand recognition and solid customer base built during more than 20 years with large share of producers and Agribusinesses. Many recurrent and new customers rely on our services and products. Nearly 90% of our subscribers use our systems at least five days a week, several times a day, and rate us the best source for market information, weather and news.

•	Leadership position in commodities markets. With over 4,500 customer seats, we believe that we are a leading participant in the market for hedging and risk management of agriculture commodities. Industry leaders such as Cargill, ADM, CHS, Bunge, Louis Dreyfus, ConAgra, FCStone, Advance Trading, Tyson, General Mills and Pepsi all rely on our products to provide the core decision tools for this critical function.

•	Limited competition. We believe we do not have a direct competitor that addresses the full scope and scale of solutions across the agriculture supply chain. However, we do have competition in specific segments of the agriculture business.

•	Market conditions driving increased opportunities. Increasing volatility in commodity markets enhances our customers’ need for our proprietary content to help them make critical business decisions.

•	Extensive proprietary content. Much of our content is exclusive to the Company and is generated by our own in-house, award-winning editorial staff

•	Very strong sales and marketing channel. We have proven successful marketing methods for reaching both new prospects and our existing customers with new offers supported by both in-house and externals sales teams.
Products and Services.
     With our acquisition of DTN, we serve premium, media, and Internet subscribers through a range of related information services. We serve top producers and agribusinesses with premium subscription services, delivered via satellite and internet, through annual subscription contracts. We also serve our media subscribers via a major monthly farm print publication, the Progressive Farmer. Progressive Farmer’s revenues are derived primarily from advertising and circulation. Finally, we serve Internet subscribers via our DTN ProgressiveFarmer.com web site with revenues derived from advertising.
     We provide premium subscription business information services, including commodity market prices, specialized agriculture weather services, and farm industry news to over 55,000 mid-to large-size North American farm producers. National agribusinesses, such as John Deere, Pioneer and Syngenta, as well as large regional agribusinesses, such as Ohio Seed and Agrilliance, utilize our system for product advertising and promotion.
     We believe that our Progressive Farmer publication is the largest farm publication in the industry with over 650,000 subscribers. The publication provides complete coverage of issues relevant to farm producers who are effectively CEOs of increasingly complex businesses. The publication provides award-winning coverage of markets, crop production, business management, and other topics aimed at making The Progressive Farmer the “must have” resource for top producers. Additionally, the publication also serves advertisers who are willing to pay a premium to access The Progressive Farmer’s base of top agriculture producers.
     In addition, we provide real-time market information to support pricing decisions and management of price volatility via hedging for thousands of local agribusinesses, including cooperatives, elevators, ethanol plants, distributors, commodity brokers and grain merchants. With over 20,000 agribusiness subscribers, we are an accepted standard for real-time agricultural information across North American agriculture.
     We also provide hosted supply chain services for over 1,500 agribusinesses. These products enable agribusinesses to build and maintain relationships with their producer customers through branded websites, our proprietary content, e-commerce, and marketing tools. We have introduced an online grain trading application that enables agribusinesses to more efficiently buy grain from producers. These products are delivered on a premium subscription basis, but also include a transactional revenue component intended to support revenue streams that scale with the amount of grain purchased.
     We also provide real-time market data solutions to some of the largest agriculture trading floors in the world. The highly volatile and increasingly global commodities markets have made trading in both exchange traded futures and over-the-counter markets a necessity for managing risk and increasing profitability.
Key information services products in our Agriculture segment include:
•	Producer series – A family of subscription services aimed at the needs of farm producers. These products provide market information, news, and business grade weather to meet the demands of grains and livestock producers. These services are delivered both online and via satellite.

•	ProphetX – A real-time market data display solution. This product addresses the needs of commodities traders who need specialized display and charting of commodities market data and related fundamentals data, including local cash prices and specialty weather content, to support hedging and risk management operations. This product is configured with Telvent proprietary content.

Key supply chain applications include:
•	AgHost — A hosted customer service solution for agribusinesses. This product enables agribusiness customers to create branded web sites to serve their producer customers. The product includes our proprietary content, as well as marketing and e-commerce tools to help attract customers and maintain preferred relationships.

•	Grains Portal – An extension to Telvent AgHost that enables agribusiness to efficiently buy and sell grains online. This is part of an initiative that is expected to enable us to move beyond subscription revenues to capture additional transactional revenue streams.
Growth Strategies.
Our growth strategy for our Agriculture segment has several objectives:
•	Maintaining our continuing growth in our subscription services business through solid execution and ongoing focus on important product improvements supported by demand for our products generated by market volatility.

•	Our Progressive Farmer farm publication. We have worked to reposition the publication as a must have resource for farm producers as CEOs. Higher value content and a move back to core farm production and management content should result in increased interest from advertisers and readers alike.

•	Continued focus on deepening and further differentiating our solutions to broaden our role in the agriculture supply-chain.
Global Services Segment
     In order to span the technological life cycle for our customers, Global Services adds value to its customers through four different activities: consulting, integration, outsourcing and IT infrastructure management and support and also help them from the initial stages of consulting and designs for their business needs, staying close to our customers, carrying out the start-up of those projects, with the objective of later managing them through our outsourcing capabilities. We also facilitate the technological evolution of their businesses, allowing our customers to concentrate on their core business, rather than their technological evolution requirements.
     These services help our customers reduce their core business time-to-market, complementing the security and viability of their current and future business needs, and allowing for the adaptability of their technology requirements, thus permitting their own business focus. The competency center for this segment is based in our Madrid, Spain center and currently conducts all business for this segment globally.
     In 2007, we restructured all our business in consulting, IT infrastructure management, systems integration and applications, communications and outsourcing into a new business unit called Global Services. In October 2007 we acquired 58% of Matchmind, a Spanish company engaged in consulting, technology and outsourcing, in order to round out all our capabilities in these areas. The integration of this business is in its early stages. An agreement for the gradual acquisition (12%, 10% and 20% in 2009, 2010 and 2011, respectively) of the remaining 42% also was signed, subject to certain conditions. Moreover, within our strategy of growth in the security services for our customers, we acquired an additional 10% of the shares of S21 Sec, a leading Spanish company specializing in computer security solutions.
     Finally, during the fourth quarter of 2008, we reorganized Global Services to include all capabilities of our former public administration and the healthcare units from our former Public Administration segment which were combined with our Global Services segment.
     Global Services adds value to a variety of customers in different industries: energy, transportation, agriculture, environment, finance and insurance, telecommunications, media and technology, retail and consumers, public administration and healthcare among others.

Strengths
•	Experience: We have over 20 years of experience in these technological business areas.

•	Well-established customer relationship: Through our business and technology processes, we help our customers reduce their own time-to-market core business, adding value in their daily business and contributing with solutions and technology to the development of a more sustainable and secure world.

•	Data Centers: We have five international data centers located in the Iberian Peninsula: two in Madrid, and one in each of Barcelona, Seville and Lisbon. In addition, we now have two new data centers in the United States from our recent DTN acquisition. The total capacity of all data centers exceeds 60,000 square meters of technical space.

•	Communications: We host our data centers information for almost all of the existing telecommunication carriers in the Iberian Peninsula, giving us full access to almost any communication networks.

•	Managed Services: We cover the complete IT service life-cycle from consultancy to integration to operation maintenance.

•	Software Factories: We have seven software factories in Spain and one in Montevideo, Uruguay. We provide nearshore and offshore capabilities for many European and Latin-American corporations.

•	Competency Centers: Our Global Services segment presents a competency center model with five different technological areas of expertise. The idea is to centralize knowledge evolution and retention: business and applications, technology and systems, security and contingency, communications & and networks, and infrastructures and resources.

•	Leadership in Data Centers: Telvent is a market leader in data center services in Spain with more than 50% of all of its space dedicated to neutral data centers.

•	Market leadership in the Spanish Public Administrations. We offer integrated products and services solutions in e-Government, including a complete suite, TiWorks, developed based on years of experience (including a portfolio of high-value-added solutions), new technological foundations and an innovative model.

•	Healthcare: More than 15 years of experience and a complete suite of products (TiCares) developed and installed in over 150 public and private healthcare institutions.
Products and Services
     We help our customers with services and solutions grouped by specialized families: consulting, integration and development, outsourcing and IT infrastructure management.
     Services:
•	Consulting
•	Business Consultancy: Solutions for the design, management, transformation and evolution of our customers’ business processes; and

•	Technology Consultancy: Solutions for the design, sizing, transformation, and evolution of our customers’ technologies.
•	Integration and development
•	Applications Development: Solutions for the future business evolution needs;

•	Applications Integration: Solutions for the starting-up and improvement of new services and processes;

•	Systems and Technologies Integration: Solutions for the upgrading of business technologies and architectures; and

•	Networks and Communications Integration: Solutions that cover the needs of business communications and networks.
•	Outsourcing and IT infrastructure management
•	Business Process Outsourcing: Solutions that help optimize business operating costs;

•	Applications Outsourcing: Solutions that allow for a zero failure daily business operation;

•	Software Factories: Solutions for cost-cutting and evolution of the development and integration of new software;

•	Systems Outsourcing: Solutions that facilitate the daily technological business operation;

•	Security and Contingency Outsourcing: Solutions that provide real-time security surveillance and prevention to avoid business interruptions;

•	Communications and Networks Outsourcing: Solutions for the centralized management of current and future corporate networks;

•	Data Center Services: Solutions for the neutral and redundant collocation of technological platforms;

•	Asset Management: Solutions for the dynamic management of any corporate technological asset; and

•	Resource Management: Solutions for the flexible and centralized management of technical and professional resources.
     Products:
•	TiCares
     TiCares is a global solution for the full healthcare process cycle structured into three levels: TiCares-PAS, TiCares-CIS, and TiCares-DIS.
•	TiCares-PAS: This solution is a patient administration system for basic management of patient services provided by healthcare professionals. It enables control of all administrative activities and functional processes and provides knowledge management through the incorporation of diverse solutions.

•	TiCares-CIS: This solution is our clinical information system for the management of clinical procedures provided to patients. It encompasses the full medical practice and is based on diagnosis and patient care.

•	TiCares-DIS: This solution represents the third grouping of TiCares information systems. It was designed especially for departmental information systems, with special emphasis on central departments and providers of healthcare results. It includes solutions such as radiology imaging and electronic prescription.
•	TiWorks
     TiWorks is a complete product suite covering the full administrative process management cycle, although, each component is capable of functioning independently, the full power of the solution is leveraged by integrating multiple components within the product suite.
•	Document Manager: This product is a basic tool for simple, efficient management of organizational paperwork.

•	Knowledge Manager: This product allows organizations and public institutions to innovate, foster and share knowledge among all of their stakeholders.

•	E-Signature and Certificate Authentication Platform: This product provides advanced authentication and e-signature functions. Moreover, we believe that it is currently the only platform able to authenticate the electronic version of the Spanish identification document.

•	Process Engine and Systems and Messaging Integrator: This product enables the development of a wide range of global solutions customized to individual clients needs.
Growth Strategy
     Our growth strategy for our Global Services segment has several objectives:
•	Identifying new areas of potential growth. We intend to identify new growth areas such as data center international network, green data centers to provide our customers with a minimum CO2 emission certificate, increasing our software factory network both nationally and internationally and the “value-shore” concept, that implies to be a near shore partner for European conglomerates as well as a potential off-shore provider for North American customers;

•	Identifying new geographical areas. We will seek to expand our Global Services business to other geographies, especially those where Telvent already has presence;

•	Identifying new services. We will seek to identify new services such as the business consulting and applications functional development and those services related to the implementation of new data centers;

•	Develop new solutions based on new technologies or business models. We will pursue the development of new solutions such as Cloud Computing, SaaS, SOA, Virtualization, etc., that enable us to increase our sales capability and reduce the operating cost of our customers;

•	Synergies and partnership. We believe that with the integration of Matchmind, other Telvent verticals and partners, we will be able to provide more high value-added services to our customers;

•	Integration. We believe that integration of IT Infrastructure Library methodology as the operational model as well as integration of our Global Services knowledge with our global sales force; and

•	Public sector. In Spain, the public sector is expected to act as an economic stimulus to reactivate the economy. We plan to consolidate and maintain a leadership position in Spain, where we believe we can leverage our current installed customer base by introducing new products.
Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. We historically have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the fourth quarter due to the budgetary cycles of some of our customers.
Research and Development
     Constant Investment. We believe that our research and development planning process helps to ensure that our research and development investments are aligned with our long-term strategic and business objectives, respond to our customers’ needs and help to create a sustained competitive advantage.
     Product and Competency Centers. Our product Centers provide infrastructure technologies that underpin our portfolio of solutions. These technologies are used by our Competency Centers to develop high value-added, advanced applications, specific to each of our segments. Our research and development activity, which is geographically distributed is based in Calgary, Canada with respect to SCADA and Oil & Gas applications; Rockville, Maryland, U.S. with respect to traffic applications; Novi Sad, Serbia with respect to electricity applications; Madrid, Spain with respect to Traffic applications; Seville, Spain with respect to Environment, RTU and Electricity applications; Bilbao, Spain with respect to Transport systems applications; Fort Collins, Colorado, U.S. with respect to GIS based applications; Perth, Australia with respect to LLWAS and AWOS applications; and Austin, Texas, U.S. with respect to Electronic

Toll Collection applications, Omaha, Nebraska, U.S. with respect to Agriculture and Minneapolis, Minnesota, U.S. with repect to Weather.
     Successful Track Record. Our research and development function has successfully developed products including the OASyS® DNA, our multi industry data acquisition and IT infrastructure product, RTUs for electric distribution and, most recently, the MobiFast advanced payment system for the Transportation segment.
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
     We and Abengoa’s subsidiary, Telvent Investments, S.L. (“Telvent Investments”) comprise Abengoa’s information technology business unit. Abengoa indirectly owns approximately 63.9% of our ordinary shares. We do not have an ownership interest in Telvent Investments. Since our inception, our results of operations have been fully consolidated by Abengoa. Abengoa is a public company headquartered in Seville, Spain, and its shares are listed on the Madrid Stock Exchange.
     We generally operate our business independently from Abengoa’s other businesses. For instance, we maintain our own sales force and lease our own premises and offices in all of our core geographic areas.

Our Subsidiaries
     The following chart shows the name and country of organization of, and our percentage ownership in, each of our significant subsidiaries pursuant to Rule 1-02(w) of Regulation S-X, as of December 31, 2008.

	Country of	Percentage
Name of Subsidiary	Organization	Ownership
Telvent Tráfico y Transporte, S.A.	Spain	100%
Telvent Housing, S.A.	Spain	100%
DTN Holding Company, Inc.	U.S.	100%
D. PROPERTY, PLANT AND EQUIPMENT
     Facilities
     Our principal executive offices are located in Madrid, Spain under a lease that expires in 2020. We categorize our other facilities as delivery units, competency centers, product centers and data centers.
Delivery Units. Our delivery units are customer centric and geographically oriented offices responsible for the sales, service and project execution of the work under our customer contracts and are located in Houston, Texas, U.S; Fort Collins, Colorado, U.S.; Omaha, Nebraska, U.S.; Minneapolis, Minnesota, U.S.; Calgary, Alberta, Canada; Madrid, Spain; Barcelona, Spain; Seville, Spain; Mexico City, Mexico; Beijing, China; Rio de Janeiro, Brazil; Perth, Australia; Culemborg, the Netherlands; Rockville, Maryland, U.S.;and Austin, Texas, U.S.
Competency Centers. Our competency centers are industry-vertical centers of excellence responsible for developing and enhancing industry-specific advanced applications and solutions for our targeted sectors. These competency centers deliver solutions embedding product, advanced applications, business-specific knowledge, integrated third-party product (if necessary) and deployment support to the delivery units around the world. They are located in Seville, Spain (Energy — Electricity, and Environment); Calgary, Canada (Energy — Oil & Gas); Madrid, Spain (Traffic); Bilbao, Spain (Transport); Novi Sad, Serbia (Distribution Management Systems); Austin, Texas, U.S. (Electronic Toll Collection); Rockville, Maryland, U.S. (Traffic Management-MIST, SMARTNET); Omaha, Nebraska, U.S. (Agriculture); and Minneapolis, Minnesota, U.S. (Weather).
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
Data Centers. Our data centers are buildings that we lease as a bare shell in which we install electrical facilities (including uninterruptible power supplies (“UPS”) and generators for power back up), air conditioning, fire protection and extinguisher systems, security (including 24x7 complete security control system and magnetic strip card controlled access, closed circuit TV’s and motion detectors), and a management system with 24x7 equipment monitoring and maintenance system (“SCADA”) as well as building out the interior. Our data centers are used for the hosting and housing of our customers’ IT systems.
     With the exception of a 1,303 square meter facility and 1,267 square meter facility in Beijing, China that we have purchased, and with the exception of a 4,658 square meter facility in Minneapolis, U.S., which is the property of DTN, the company purchased by Telvent in 2008, all of our facilities are leased. As of December 31, 2008, we had leased facilities in more than 40 locations in Europe, North America, Latin America, Asia-Pacific, the Middle-East and Africa. As detailed in the table below, our material leases of facilities cover approximately 97,572 square meters (1,050,275 square feet) of office space.

Table of Facilities

	Square Meters	Square Feet
Location	(approx.)	(approx.)
Europe	81,540	877,687
North America (U.S. and Canada)	43,305	466,136
Latin America (including Mexico)	6,596	70,995
Asia-Pacific	4,484	48,266
Middle-East and Africa	440	4,736

Totals	136,365	1,467,820

Table of Material Leased Facilities

	Square	Square		Lease
	Meters	Feet.		Termination
Location	(approx.)	(approx.)	Type(1)	Date
Madrid, Spain	32,341	348,119	DU, CC, DC	Oct. 2020
Seville, Spain	6,127	65,947	DU, CC, PC	Dec. 2010
Seville, Spain	7,820	84,178	DU, CC, PC	Jul. 2013
Seville, Spain	877	9,435	DC	Dec. 2010
Barcelona, Spain	2,511	27,028	DC	Jan. 2010
Lisbon, Portugal	5,355	57,641	DU, DC	Jul. 2009
Houston, Texas, U.S.	4,476	48,177	DU	Nov. 2012
Fort Collins, Colorado, U.S.	3,268	35,182	DU, PC	July 2013
Calgary, Alberta, Canada	12,337	132,800	DU, CC, PC	July 2013
Río de Janeiro, Brazil	750	8,073	DU	Oct. 2009
Mexico City, Mexico	1,928	20,751	DU	Jan. 2011
Perth, Australia	1,590	17,115	DU, PC	June 2013
Rockville, Maryland, U.S.	3,368	36,255	DU, PC	Jan. 2021
Omaha, Nebraska, U.S.	9,864	106,179	DU, CC, DC	May 2017
Omaha, Nebraska, U.S.	2,642	28,436	DU, CC, DC	Dec. 2018
Culemborg, Netherlands	633	6,813	DU	Dec. 2010
Columbia, Maryland, U.S.	1,206	12,985	DU, PC	Jan. 2010
Austin, Texas, U.S.	479	5,161	DU, CC	Jan. 2011
Total	97,572	1,050,275

Notes:

(1)	DU means Delivery Units; CC means Competency Centers; PC means Product Centers; DC means Data Centers;
Material Tangible Fixed Assets
     Our material tangible fixed assets consist primarily of the property and plants in our Spanish Data Centers in Madrid, Barcelona, Seville, a Data Center in Lisbon, Portugal and two additional Data Centers in the U.S. (one in Omaha, Nebraska and a second facility in Minneapolis, Minnesota). These last two assets were acquired through the acquisition of DTN.
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
Overview
     We are an information technology company for a sustainable and secure world that specializes in high value-added real-time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America, the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Since our DTN acquisition in October 2008, we are also able to deliver business-critical market intelligence, commercial weather, trading, and supply chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key segments including aviation, transportation, and public safety.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
     Our Energy and Transportation segments accounted for 27.4% and 40.7% of our revenues during the fiscal year ended December 31, 2008, 36.5% and 39.5% of our revenues during the fiscal year ended December 31, 2007 and 40.4% and 39.8% during the fiscal year ended December 31, 2006. Our three largest geographic regions are Europe, North America and Latin America, which accounted for 51.0%, 18.4% and 17.9%, respectively, of our 2008 revenues; 61.9%, 17.7% and 12.1%, respectively, of our 2007 revenues; and 58.4%, 15.6% and 17.8%, respectively, of our 2006 revenues.

     The following table sets forth certain of our statements of operations data for the years ended December 31, 2008, 2007 and 2006.

	Year		Year		Year
	Ended	Percentage	ended	Percentage	ended	Percentage	Percentage	Percentage
	December	of 2008	December	of 2007	December	of 2006	Change	Change
	31, 2008	Revenues	31, 2007	Revenues	31, 2006	Revenues	2007-2008	2006-2007
	(Euros in thousands, except percentages and per share data)
Revenues	€ 724,613	100%	€ 624,317	100%	€ 503,844	100%	16.1%	23.9%
Cost of revenues	538,641	74.3	485,612	77.8	393,219	78.0	11.0%	23.5%

Gross profit	185,972	25.7	138,705	22.2	110,625	22.0	34.1%	25.4%
General and administrative	67,430	9.3	53,900	8.6	39,850	7.9
Sales and marketing	21,677	3.0	13,668	2.2	13,730	2.7
Research and development	19,067	2.6	19,106	3.1	16,465	3.3
Depreciation and amortization	14,561	2.0	10,623	1.7	9,562	1.9

Total operating expenses	€ 122,735	16.9	€ 97,297	15.6	€ 79,607	15.8
Income from operations	€ 63,237	8.7	€ 41,408	6.6	€ 31,018	6.2	52.7%	33.5%
Financial income	40,379	5.6	10,181	1.6	3,471	0.7
Financial expense	(63,723)	(8.8)	(20,063)	(3.2)	(10,114)	(2.0)
Income from companies carried under the equity method	270		324	0.1	—	—
Other income (expense), net	(1,919)	(0.3)	(2,025)	(0.3)	(387)	(0.1)

Total other income (expense)	(24,993)	(3.4)	(11,583)	(1.9)	(7,030)	(1.4)

Income before income taxes	€ 38,244	5.3	€ 29,825	4.8	€ 23,988	4.8
Income tax expense (benefit)	6,890	(1.0)	4,680	(0.7)	2,080	(0.4)

Net income before minority interest	31,354	4.3	25,145	4.0	21,908	4.3
Loss/(profit) attributable to minority interests	(1,144)		(268)		(70)

Net income	€ 30,210	4.2	€ 24,877	4.0	€ 21,838	4.3	21.4%	13.9%

Earnings per share Basic and diluted net income per share	€ 1.00		€ 0.85		€ 0.75

Weighted average number of shares outstanding Basic and diluted	30,096,995		29,247,100		29,247,100
Bookings and Backlog
     New contract bookings represent new signed contracts for the year, regardless of performance. New contract bookings in 2008 were € 773.5 million, an increase of € 88.8 million, or 13.0%, from new bookings of € 684.7 million in 2007. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of December 31, 2008 was € 607.8 million, an increase of € 58.2 million, or 10.6% from a backlog of € 549.6 million as of December 31, 2007. Our backlog represents the portion of our signed contracts for which performance is pending. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 227.1 million as of December, 31, 2008, versus € 141.0 million in soft backlog at the end of fiscal 2007. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.

Acquisitions
     In 2006, 2007 and 2008, acquisitions had an impact on our results of operations.
Acquisition of Beijing Blue Shield
     On April 26, 2006, our subsidiary, Telvent China, acquired 80% of the issued and outstanding shares of Beijing Blue Shield, a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The results of operations of Beijing Blue Shield are reflected in our results of operations for the full years 2008 and 2007 and for eight months in 2006.
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
Acquisition of Farradyne
     On July 1, 2006, our subsidiary, Telvent Traffic, completed the acquisition from Parsons Brinckerhoff Quade & Douglas, Inc. and PB Energy Storage Services, Inc., of 100% of their Farradyne traffic business, a leading provider of traffic information technology (IT) products and consulting and integration services in the U.S. and 100% of the shares of PB Farradyne, Inc., which is now called Telvent Farradyne Inc. The acquisition of Farradyne, based in Rockville, Maryland, U.S., with fifteen offices in ten states in the U.S., solidifies our position in the Transportation segment in the U.S. and globally. Farradyne, with more than 275 professionals, has a wide range of skills and experience in areas that include planning, deploying, integrating, operating, marketing and designing Intelligent Transportation Systems (ITS), 511 traveler information systems, traffic signal systems, regional information systems, freeway management systems and operations and maintenance. The results of operations of Farradyne are reflected in our results of operations for the full years 2008 and 2007 and for six months in 2006.
Acquisition of Maexbic
     On November 13, 2006, we completed the acquisition of 100% of the shares of Maexbic, S.A., a supplier of public transportation ticketing technology in Spain. Maexbic is headquartered in Barcelona and has more than 25 years experience in the development and implementation of public transportation ticket issuing, cancellation and control systems in the Spanish market. This acquisition strengthens our position in the Spanish transportation ticketing market. The combination of our technology for rail transportation ticketing systems, together with Maexbic’s solutions and products, enables us to offer a complete and scalable solution to integrate bus and rail fares which enable passengers to use a single ticket to access all of a city’s transport systems. The results of operations of Maexbic are reflected in our results of operations for the full years 2008, 2007 and for two months in 2006.
Acquisition of Caseta
     On April 27, 2007, our subsidiary, Telvent Traffic, completed a stock purchase agreement pursuant to which Telvent Traffic acquired 100% of the shares of Caseta Technologies, Inc. (“Caseta”), an Austin, Texas-based company engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The acquisition of Caseta, combined with the acquisition of Farradyne in July 2006, strengthened our position as a supplier of electronic toll collection and intelligent transportation systems (ITS) in the United States, as well as globally. The results of operations of Caseta have been included in our Transportation segment for the full year 2008 and for eight months in 2007.
Acquisition of 58% of Matchmind
     Effective October 1, 2007, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind Holding, S.L. and its subsidiaries Matchmind S.L., and Matchmind Ingenieria de Software, S.L. (collectively, “Matchmind”), a company that specializes in system integration, consulting services and information technology outsourcing. The remaining shares will be held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The results of operations of Matchmind, net of minority interest, have been included in our Global Services segment for the full year 2008 and for three months in 2007.
Acquisition of DTN
     On October 28, 2008, our subsidiary, Telvent Export, acquired all of the issued and outstanding shares of the capital stock of DTN, in accordance with a stock purchase agreement, dated September 15, 2008 among Telvent Export, DTN, the stockholders of DTN and GSC Recovery IIA, L.P., as Sellers’ Representative. DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and transportation. (See “Item 10. Additional Information — Material Contracts” for more details about this acquisition). The results of operations of DTN are reflected in our results of operations since the date of its acquisition.
Segments and Geographic Information
     We changed, effective November 1, 2008, our internal reporting structure, and, from such date, we have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, is now incorporated into our Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, air quality and hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the U.S. and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

Year Ended December 31, 2008
(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€ 198,364	€ 295,182	€ 46,951	€ 168,839	€ 15,277	€ 724,613
Gross Profit	€ 54,038	€ 59,132	€ 12,274	€ 48,799	€ 11,729	€ 185,972
Gross Margin	27.2%	20.0%	26.1%	28.9%	76.8%	25.7%

Year Ended December 31, 2007
(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€ 228,093	€ 246,794	€ 38,320	€ 111,110	€ —	€ 624,317
Gross Profit	€ 49,067	€ 48,868	€ 10,302	€ 30,468	€ —	€ 138,705
Gross Margin	21.5%	19.8%	26.9%	27.4%	—	22.2%

Year Ended December 31, 2006
(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€ 203,556	€ 200,419	€ 43,473	€ 56,396	€ —	€ 503,844
Gross Profit	€ 46,132	€ 37,226	€ 9,433	€ 17,834	€ —	€ 110,625
Gross Margin	22.7%	18.6%	21.7%	31.6%	—	22.0%
Energy

	Year Ended December 31,
	(Euros in thousands, except percentages)
	2008	2007	2006
Revenues	€ 198,364	€ 228,093	€ 203,556
Gross Profit	€ 54,038	€ 49,067	€ 46,132
Gross Margin	27.2%	21.5%	22.7%
Revenue growth rate over prior period	(13.0)%	12.1%	23.0%
     Our Energy segment revenues amounted to € 198.4 million in 2008, compared to € 228.1 million in 2007. The revenue decline in 2008 was mainly due to the expected smaller revenue contribution of the Vattenfall project, which is in the operations and maintenance phases. This project alone contributed revenues of € 14.3 million during 2008, compared to € 66.2 million in 2007. In addition, the decrease in revenues is due to the fact that approximately 40% of our Energy segment revenues were recorded in U.S. Dollars, which has significantly depreciated against the Euro, our reporting currency, during the year 2008.
     Excluding the effect of the foreign exchange translation impact and the contribution to revenues from the Vattenfall project, our Energy revenues increased by approximately 17% (14% of which has been organic).
     Gross margins in our Energy segment significantly increased from 21.5% in 2007 to 27.2% in 2008. This increase is primarily due to lower revenue contribution from the Vattenfall project, which had a lower gross margin, the higher margin of our refined fuels activity from the DTN acquisition and the higher percentage contribution of our advanced operational and business applications and services.
     Total backlog, as of December 31, 2008, in our Energy segment amounted to € 148.0 million, including € 8.9 million in soft backlog.
Oil & Gas
     In 2008, revenues in our Oil & Gas sub-segment increased by 39.1% from € 53.6 million in 2007, to € 74.5 million in 2008. The increase in revenues was primarily attributable to our exceptional performance in North America in terms of new bookings and execution during 2008 and also to the contribution of DTN’s refined fuels business activity.
     In addition, gross margin increased from 21.3% in 2007 to 29.4% in 2008 also due to a higher percentage contribution from the refined fuels business and the higher contribution of our advanced operational and business applications and services.
     North America continues to be the largest revenue contributor in our Oil & Gas sub-segment. Revenues reported in this region increased by 32.4%, from € 33.2 million in 2007 to € 43.9 million in 2008. Gross margins in the North American region also increased from 36.4% in 2007 to 40.9% in 2008. Revenues from DTN’s refined fuel activities were all generated in North America and came from the dissemination of critical business information and real-time market data solutions to suppliers, wholesale buyers and terminal operators in the downstream petroleum supply chain in the United States.
     Finally, in North America, we had a strong year in bookings. Some of our major projects booked in 2008 included not only the traditional OASyS SCADA, but also significant advanced application and modeling/simulation modules. Clients included Marathon, Sunoco Williams, TCPL Keystone and Talisman Energy Inc. Our 2008 results were positively affected by our modeling/simulation and other advanced applications solutions business consistent with our strategy in this segment. In most cases, our customers are long-term, repeat customers. Some other projects represent new customers buying complete solutions in a single order from us, highlighting the level of integration and single source responsibility as a key market differentiator for us.
     In Latin America, revenues have increased by 40.9%, from € 9.3 million recorded in 2007, to € 13.1 million in 2008. This increase is primarily due to the resolution of difficulties previously identified at Pemex, combined with an increase in new projects booked. The strong sales pipeline noted in early 2008 began to materialize in late 2008. We expect that hese new bookings should provide a solid backlog from which to generate revenue growth in 2009.
     In our Asia-Pacific region, revenues in 2008 amounted to € 13.6 million, compared to € 7.2 million in 2007. This significant increase can be attributed to growing activity in China, primarily related to the Lan Zheng Chang and Sinopec – East Gas projects. We believe that prospects in China continue to be strong for 2009.
     In the Middle-East and Africa regions, revenues in 2008 amounted to € 2.7 million, an increase of € 1.6 million from revenues in the same period of 2007. This increase can be attributed primarily to the ongoing execution of the Adma Opco project in Abu Dhabi which should continue through 2009. We believe this project will provide us with good prospects for expansion and a strong foundation and reference for business growth in the region.
Electricity
     Our revenues for the electric utility sub-segment for the year 2008 amounted to € 123.9 million, while revenues in year 2007 were € 174.5 million. The main reason for this decrease was the anticipated revenue wind-down in the Smart Metering project for Vattenfall. The roll out of this major project was successfully completed in 2008, and it is currently in the operations phase. Removing the effect of the contribution of this project, revenues would have slightly increased by 1.1% in 2008. Gross margin increased from 21.6% in 2007 to 25.9% in 2008.
     In Europe, our revenues for the electric utility sub-segment decreased from € 107.2 million in 2007 to € 55.2 million in 2008. As explained above, this was mainly due to the completion of the roll out phases of the Vattenfall project. During the second half of 2008, we entered into the operations services phase of the new metering infrastructure for Vattenfall, which has a rate of revenue accumulation much lower than previous phases. In Spain, renewable energy projects for Abengoa continue ramping up and providing key references for our overall Smart Grid inititative. Very important projects in the solar plants of Solnova, Eureka, Ain Beni Mathar (Morocco) and the bioethanol plant in Rotterdam are in process and have had an important contribution in the fourth quarter of 2008 and are expected to continue in 2009.
     In North America, our electric utility sub-segment revenue in 2008 decreased by 9.5%, from € 27.3 million in 2007 to € 24.8 million in 2008. This shortfall was partially due to the depreciation of the U.S. Dollar against the Euro, our reporting currency, and also due to a smaller contribution from our Remote Terminal Units (RTU) business in North America. However, our Enterprise GIS (Geographical Information Systems) business generated revenues of € 17.6 million during 2008, compared to € 14.9 million in 2007. We see the integration of Enterprise GIS based solutions such as outage management, with real-time applications as a key differentiator for Telvent in our Smart Grid strategy, continuing to create market recognition, brand and to generate overall market interest. To keep pace with the growing backlog, our Enterprise GIS competency center in Fort Collins, Colorado has been growing at a rapid rate.
     In Latin America, revenues in 2008 increased by 8.3% compared to revenues in 2007. The increase in revenues in this region was mainly due to the good business performance in the region, driven by new references in the Smart Grid area such as those with Emcali in Colombia, Saesa in Chile and Elektra in Panama. Our gross margin also increased from 17.7% in 2007 to 22.0% in 2008, mainly as a result of a higher percentage contribution from our advanced applications and solutions.

     We have been more active in our electricity sub-segment in the Middle-East and Africa region, where our revenues increased from € 2.4 million in 2007, to € 3.9 million in 2008. It is important to highlight that the project with Steg (Tunisia) was finally accepted by the customer at the end of 2008 marking a significant milestone in the region for our Energy segment.
Transportation

	Year Ended December 31,
	2008	2007	2006
	(Euros in thousands, except percentages)
Revenues	€ 295,182	€ 246,794	€ 200,419
Gross Profit	€ 59,132	€ 48,868	€ 37,226
Gross Margin	20.0%	19.8%	18.6%
Revenue growth rate over prior period	19.6%	23.1%	30.4%
     Our Transportation segment’s revenues for the year 2008 increased by 19.6%, from € 246.8 million in 2007 to € 295.2 million in 2008. The increase in revenues mainly resulted from good performance in our core domestic markets and the contribution of significant international projects, such as the tolling systems in Brazil, railways solutions in Venezuela and the Automatic Violation Administering and Monitoring (ATVAM) project in Saudi Arabia. Our gross margin in 2008 remained in line with our gross margin for the previous year.
     Most of our temporary joint venture consortiums are in our Transportation segment. In 2008 and 2007, we consolidated additional revenues of € 26.9 million and € 25.7 million, respectively, relating to other venture partners. Excluding the impact of the consolidation of these consortiums, our revenues in this segment increased by 21.4% year-over-year. Our gross margin, excluding the effect of the consolidation of our temporary joint ventures, was 22.2% in 2008, compared to 22.1% in the year 2007.
     In Europe, where the majority of our projects currently are being performed in Spain, revenues for the year 2008 amounted to € 122.9 million, compared to € 150.0 million in 2007. As mentioned in previous quarterly reports, the delays suffered in some projects and new bookings related to the traffic market as a consequence of the general elections that took place in Spain in March 2008 were the primary causes of this decrease in revenues. In addition, at the end of 2008, we started seeing a slow-down in the investments from municipalities in Spain.
     In North America, our 2008 revenues were € 42.4 million, compared to € 44.1 million in the year 2007. This 3.9% decrease was primarily due to the fact that the U.S. Dollar has significantly depreciated against the Euro, our reporting currency, during the year 2008. However, our gross margin in this region increased from 28.5% in 2007 to 32.4% in 2008, as consequence of new projects booked with higher margins and a good performance in the execution of current projects.
     In Latin America, our revenues significantly increased by 189.6% year-over-year, growing from € 25.0 million in 2007 to € 72.4 million for the year 2008. This significant increase was mainly due to extensions of the current project for Metro of Valencia in Venezuela. Additionally, tolling projects in Brazil and the achievement of milestones in the traffic control project for Panama City have also contributed to this significant growth.
     In the Asia-Pacific region, our revenues for 2008 were € 9.8 million, compared to € 12.7 million in 2007. This decrease was primarily due to delays in the bidding and awarding of new projects in China.
     In the Middle-East and Africa regions, we experienced a significant increase in our revenues. Our revenues in 2008 were € 47.6 million, compared to € 14.9 million for the year 2007. As previously mentioned, the primary reason for this increase was the contribution of the ATVAM project in Saudi Arabia. Additionally, the improvement in the performance of the Urban Traffic Control (UTC) project in Beirut also contributed to this increase.
     Backlog as of December 31, 2008 for the Transportation segment amounted to € 326.8 million, including € 41.0 million in soft backlog.

Environment

	Year Ended December 31,
	2008	2007	2006
	(Euros in thousands, except percentages)
Revenues	€ 46,951	€ 38,320	€ 43,473
Gross Profit	€ 12,274	€ 10,302	€ 9,433
Gross Margin	26.1%	26.9%	21.7%
Revenue growth rate over prior period	22.5%	(11.9)%	20.7%
     Revenues in our Environment segment increased by 22.5% from € 38.3 million in 2007 to € 47.0 million in 2008, mainly due to our good business performance in Europe and North America and two months of revenue contribution from the weather information business of DTN.
     Revenues in Europe increased from € 17.4 million in 2007, to € 25.5 million in 2008, or 47% year-over-year. This increase was mainly due to the significant growth experienced in our water business activities, specifically in Spain, where we now have long-term recurring projects for four river basins in the country. Gross margin in Europe decreased from 31.3% in 2007 to 28.7% in 2008, principally due to a lower margin in our operations in Turkey during the year 2008.
     In North America, our revenues, which represent approximately 16% of the total Environment segment revenues in 2008, increased by 25.4%, compared to revenues in 2007, mainly due to the contribution of DTN’s weather information services: sale of commercial-grade weather and location-based alerting to businesses where weather is a critical business input.
     Revenues in our Latin America region slowed in 2008, representing just approximately 3.2% of the total segment revenues as compared to 8.8% in 2007. Activity in Latin America mostly came from ongoing projects in Brazil and Venezuela, which were on their final stages of completion, thus the slowdown in revenues compared to the previous year.
     Our revenues in the Asia-Pacific region amounted to € 2.6 million during the year 2008, compared to € 3.1 million in the same period of 2007. This decrease in revenues was mainly due to the completion in mid 2008 of the Aviation Weather project in seven airports in India. In addition, our operations in Asia-Pacific are run from our Australian base in Perth, so most of our revenues were recorded in Australian Dollars, which have depreciated against the Euro, our reporting currency, during the year 2008. Gross margin in Asia-Pacific grew from 32.5% in 2007 to 41.1% in 2008, due to the good performance of the recurring business with the Bureau of Meteorology and Fire Brigade, both in Australia.
     In the Middle East & Africa regions, our revenues in 2008 amounted to € 9.9 million, compared to € 8.5 million recorded in 2007. Ongoing projects in Kuwait and Qatar are in a lower revenue generation stage. However, the large Water Distribution Network project in Libya for the Great Man-Made River Authority, signed in early October, contributed significantly in the fourth quarter and we expect it to provide a significant revenue stream in the upcoming quarters.
     In 2008, approximately 50.4% of the total segment revenues were generated in our Environmental Observation business unit, while 49.6% was generated in water management systems and services for utilities and municipalities. In addition, about 51.6% of 2008 revenues came from recurring maintenance, operation and services contracts, while the remaining 48.4% from turn-key projects.
     Backlog in our Environment segment was € 64.5 million as of December 31, 2008, including € 12.1 million in soft backlog.

Agriculture

	Year Ended December 31,
	2008	2007	2006
	(Euros in thousands, except percentages)
Revenues	€ 15,277	€ —	€ —
Gross Profit	€ 11,729	€ —	€ —
Gross Margin	76.8%	—%	—%
Revenue growth rate over prior period	100.0%	—%	—%
     Agriculture is a new segment resulting from our acquisition of DTN in October 2008. The revenues included are for the two months since we acquired DTN in October 2008.
     All revenues in our Agriculture segment were generated in North America and principally arose from the sale of critical agricultural business information, weather and real-time market data solutions to top farm producers and agribusiness along with advertising revenue from our media segment, including The Progressive Farmer magazine.
     We have consolidated revenues of € 15.3 million for the last two months of 2008, with a gross margin of 78.6%. Agriculture has revenue retention of over 90%. This results in low sales costs for the existing and recurring revenue stream.
     Backlog in our Agriculture segment was € 72.6 million as of December 31, 2008, including € 35.7 million in soft backlog.
Global Services

	Year Ended December 31,
	2008	2007	2006
	(Euros in thousands, except percentages)
Revenues	€ 168,839	€ 111,110	€ 56,396
Gross Profit	€ 48,799	€ 30,468	€ 17,834
Gross Margin	28.9%	27.4%	31.6%
Revenue growth rate over prior period	52.0%	97.0%	19.7%
     Our Global Services segment grew 52.0% in the fiscal year 2008, from € 111.1 million in 2007 to € 168.8 million in 2008. This significant increase represents a combination of steady organic growth due to further market development and the continuing evolution of our Outsourcing and IT Infrastructure Management Division and the integration of the business of Matchmind, the Spanish IT company that specializes in systems integration, consulting services and IT outsourcing (which we acquired effective October 1, 2007).
     During the fourth quarter of 2008, we changed our business segments. Our former segment, Public Administration, was combined with our Global Services segment. All prior period results appearing in the segment information table above have been restated to conform to our new business segments presentation. Business activity in our former Public Administration segment has been negatively affected by the slowdown in the local public administrations in Spain as a result of the economic downturn and the general elections that took place in the first quarter of the year, both of which have temporarily delayed the development of several significant projects.
     Without the inclusion of revenues from our former Public Administration segment and the inclusion of revenues from Matchmind in the three first quarter of 2008, organic revenues in our Global Services segment increased by 32.4% when comparing the year 2008 to the year 2007.
     Gross margin in the Global Services segment increased from 27.4% in the year 2007 to 28.9% in the year 2008. Without the inclusion of revenues and cost of revenues from our former Public Administration segment, gross margin in our Global Services segment for the year 2008 was 34.9%. We expect margins to be stable in this range, since most of the contracts are multi-year contracts (three to five years in average) with fixed monthly installments.

     Our Global Services segment is composed of three different divisions: Consulting (Business Consulting and Technology Consulting); Technology (Implementation and Development); Outsourcing and IT Infrastructure Management (that includes both the services delivered from our software factory network and from our Data Center network). The first two divisions were added after the acquisition of Matchmind.
     We believe that the Global Services segment is becoming a consolidated business, with a mix of consulting, outsourcing and systems integration services, leveraging our large installed base of more than 700 customers. During the year 2008, the segment’s business activities were distributed as follows: Outsourcing & IT Infrastructure Management (50%), Implementation & Development (35%), and Consulting (15%).
     Most of the revenues are recurrent and belong to a variety of different sectors. During the year 2008, our business activity was distributed as follows: finance and insurance represented approximately 24.1%, energy, utilities and industry represented approximately 20.3%, public administration represented approximately 16.0%, healthcare represented approximately 10.5%, while the rest was distributed among the transport, agriculture, environment, retail and consumers and telecommunications, media and technology (TMT) sectors.
     Although we have already begun the development of our business in Brazil and have projects in the Dominican Republic, almost 100% of our business in the Global Services segment is carried out in Europe, in particular in Spain and Portugal.
     Total backlog in our Global Services segment as of December 31, 2008 amounted to € 223.0 million, including € 129.4 million in soft backlog.
Geographic Information
     The following table identifies our revenues by region during 2008, 2007 and 2006, and the percentage change per selected region for the periods presented.

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2008	2007	2006	2007 – 2008	2006 – 2007
	(Euros in thousands, except percentages)
Europe	€ 369,593	€ 386,219	€ 294,229	(4.3)%	31.3%
North America	133,142	110,647	78,360	20.3%	41.2%
Latin America	129,880	75,392	89,757	72.3%	(16.0)%
Asia-Pacific	27,496	25,083	19,065	9.6%	31.6%
Middle East and Africa	64,502	26,976	22,433	139.1%	20.2%

Total	€ 724,613	€ 624,317	€ 503,844

Results of Operations
Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2008	2007	2007-2008
(Euros in thousands, except percentages)
€ 724,613	€ 624,317	16.1%
     The increase in our revenues for the year ended December 31, 2008 over the corresponding period in 2007 was due to organic growth and to the effect of the revenues from the companies we acquired in 2007 and 2008. Telvent Caseta, Matchmind and DTN contributed € 5.0 million, € 72.7 million, and € 25.3 million, respectively, in revenues for the year ended December 31, 2008, with a contribution of € 3.1 million and € 16.9 million for Telvent Caseta and Matchmind, respectively, in the same period of 2007. Our organic growth was 5.8% for the year ended December 31, 2008.
     The increase in revenues was also due to the good performance of our Transportation segment, with an organic growth of 22.5%, resulting in part by the ATVAM project in Saudi Arabia and growth in Latin America.
     In the year ended December 31, 2008, we also consolidated additional revenues of € 53.6 million relating to other joint venture partners, and € 29.5 million in the corresponding period of the prior year.
     In addition, revenues have been affected by changes in foreign exchange rates, in particular the depreciation of the U.S. and Canadian Dollars versus the Euro. The effect of foreign exchange impact on our 2008 revenues amounted to approximately € 9.9 million.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 538,641	74.3%	€ 485,612	77.8%	11.0%
     Cost of revenues decreased as a percentage of revenues for the year ended December 31, 2008, and therefore gross margins increased over the corresponding period in 2007 due, in part, to the two-month inclusion of DTN, is revenues acquired during the last quarter of 2008 and to the continuous effort to provide higher value added services and solutions, which contribute higher margins. DTN contributes higher margins than the majority of other Telvent segments which is also the case of Matchimnd, included in our Global Services segment and acquired during the last quarter of 2007.
     Cost of revenues for the year ended December 31, 2008 also included € 53.6 million due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners. Such consolidated costs reduced our gross margin. For the year ended December 31, 2007, such contribution represented € 29.4 million. Excluding the effect of the consolidation of our temporary joint-venture consortiums, our gross margins for the years ended December 31, 2008 and 2007 would have been 28.3% and 23.8%, respectively.
General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 67,430	9.3%	€ 53,900	8.6%	25.1%
     Our general and administrative expenses increased significantly from 2007 to 2008, mainly as a result of the consolidation of general and administrative costs from the companies we acquired in 2007 and 2008. Telvent Caseta, Matchmind and DTN contributed € 1.9 million, € 13.4 million and € 8.9 million, respectively, in general and administrative expenses for the year ended December 31, 2008, with a contribution of € 1.0 million and € 3.2 million for Telvent Caseta and Matchmind, respectively, in the same period of 2007.
     Absent the consolidation of general and administrative expenses coming from these acquisitions, general and administrative expenses decreased as percentage of revenues from 8.3% in 2007 to 7.2% in 2008, due to our increased efficiency in the integration of our acquisitions and to our on-going efforts to produce general and administrative cost savings.

Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 21,677	3.0%	€ 13,668	2.2%	58.6%
     Our sales and marketing expenses have increased as a percentage of revenues primarily due to the consolidation of sales and marketing expenses from Matchmind and DTN, which contributed € 5.8 million and € 1.6 million during the year ended 2008, with no corresponding contribution over the same period of the prior year. Without the contribution of these acquisitions, our sales and marketing expenses would have remained stable as a percentage of sales, at 2.2% in both periods.
Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 19,067	2.6%	€ 19,106	3.1%	(0.2)%
     Our research and development expenses decreased slightly as a percentage of revenues for the year ended December 31, 2008. We strive to reach and maintain an approximate level of investment in research and development of 4% as a percentage of revenues (gross of grants and subsidies), excluding the effect of the consolidation of our temporary consortiums. We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we have acquired. The number of our research and development projects related to the development of higher value-added applications are expected to increase in line with our strategy.
Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 14,561	2.0%	€ 10,623	1.7%	37.1%
     Our depreciation and amortization expense increased 37.1% for the year ended December 31, 2008 when compared to 2007. The increase is attributed to the amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as backlog (customer contracts), purchased software technology and customer relationships. This expense was € 5.8 million for the year ended December 31, 2008 and € 3.6 million for the prior year.
Financial Income (Expense), Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ (23,344)	(3.2)%	€ (9,882)	(1.6)%	136.2%
     Net financial expense increased year-over-year due mostly to an increase in net exchange rate losses. In 2008 we had a net financial expense of € 0.9 million due to exchange rate differences, compared to a net gain of € 4.0 million in 2007. Additionally, our interest expense corresponding to credit arrangements and loan facilities increased primarily due to the consolidation of interest expenses of DTN which amounted to € 2.9 million, to interest related to the Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España loan facility to partially finance the acquisition of DTN and to interest generated under the sale and lease-back agreement signed by our subsidiary Telvent Housing in October 2007. Finally, net financial expenses also increased due to an increase in interest costs related to advance payments from financial institutions and due to a decrease in the fair value of our interest rate caps.
Other income (expense)

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ (1,919)	(0.2)%	€ (2,025)	(0.3)%	5.2%
     Other income (expense) for the year ended December 31, 2008 corresponds to losses recognized by our subsidiary, Telvent Brasil, in connection with a project with the local government of the city of Salvador de Bahia, as we believe, due to specific circumstances, that contractual amounts will not be fully collected.
     Other income (expense) for the year ended December 31, 2007 mainly includes payments made for non recurrent penalties imposed in one of our projects in Mexico, in the amount of € 1.2 million. These penalties were imposed on us by our client, Pemex, as a result of delays occurring in the delivery of our SIMCOT projects. These delays were in turn caused by subcontractor delays for which we are currently claiming and expect to settle in the near future.
     Other income (expense) for the year ended December 31, 2007 also includes a payment of € 0.9 million made in the liquidation of certain assets and liabilities related to the activity of naval systems and tactical and maritime simulators, in our Transportation segment, which we held in a joint venture.
Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2007	2006	2006-2007
(Euros in thousands, except percentages)
€ 624,317	€ 503,844	23.9%
     The increase in our revenues for the year ended December 31, 2007 over the corresponding period in 2006 was due primarily to organic growth in all of our segments, except Environment, and the effect of the revenues from the companies we acquired in 2006 and 2007 in our Transportation and Global Services segments. Telvent Blueshield, Telvent Farradyne, Maexbic, Caseta and Matchmind contributed € 1.2 million, € 40.9 million, € 3.5 million, € 3.1 million, and € 16.9 million, respectively, in revenues for the year ended December 31, 2007, with a contribution of € 1.2 million and € 17.2 million for Telvent Blueshield and Telvent Farradyne, respectively, in the same period of 2006. The most significant organic growth come from our Energy and Global Services segments.
     In the year ended December 31, 2007, we also consolidated additional revenues of € 29.5 million relating to other joint venture partners, and € 40.9 million in the corresponding period of the prior year.
     In addition, revenues were significantly affected by changes in foreign exchange rates, in particular the depreciation of the U.S. and Canadian Dollars versus the Euro. The effect of foreign exchange impact on our 2007 revenues amounted to approximately € 12.4 million.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 485,612	77.8%	€ 393,219	78.0%	23.5%

     Cost of revenues decreased slightly as a percentage of revenues for the year ended December 31, 2007, and therefore gross margins increased over the corresponding period in 2006 due mostly to a slight increase in our Transportation and Environment segment gross margins. This was offset, however, by lower Energy segment margins caused by difficulties encountered in one of our large projects in Mexico and a decrease in margins in the Global Services segment (due to our former Public Administration segment). In Mexico, margins were significantly affected due to the recognition of approximately € 5.5 million in losses due to negotiations with Pemex on the completion of certain contracts that were suffering delays.
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
General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 53,900	8.6%	€ 39,850	7.9%	35.3%
     Our general and administrative expenses increased significantly from 2006 to 2007, mainly as a result of the consolidation of general and administrative costs from the companies we acquired in 2006 and 2007. Telvent Blueshield, Telvent Farradyne, Maexbic, Caseta and Matchmind contributed € 0.4 million, € 7.6 million, € 0.5 million, € 1.0 million, and € 3.2 million, respectively, in general and administrative expenses for the year ended December 31, 2007, with a contribution of € 0.4 million and € 4.0 million for Telvent Blueshield and Telvent Farradyne, respectively, in the same period of 2006. Telvent Farradyne, in particular, incurred in significant non-recurrent general and administrative expenses as a result of its integration process, since it was previously a division of a company with no accounting, finance, legal, administrative, and operations support structure of its own.
     Included within general and administrative expenses in 2007 are legal, accounting, internal control and investor relations costs that we continue to incur as a result of being a publicly-traded company in the United States. We incurred significant internal and external costs during 2007, including audit fees of € 1.9 million, as a result of the work performed throughout the year in order to remediate the material weakness that we disclosed in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007.
     Furthermore, the establishment of a branch office in Sweden to carry out the Smart Metering Management (“SMM”) Vattenfall project contributed to an increase in general and administrative expenses period-to-period.
     Additionally, during the year ended December 31, 2007, we included in general and administrative expenses the accrual for our extraordinary variable compensation plan which amounted to € 1.0 million, with no corresponding effect in the prior year. Furthermore, our stock compensation plans increased our general and administrative expenses in both periods; the impact of these charges was € 1.7 million and € 1.9 million for 2007 and 2006, respectively.
     Although our continuing reorganization and integration efforts produced some cost savings during 2007, such cost savings were partially offset by the expenses described above.
Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 13,668	2.2%	€ 13,730	2.7%	(0.5)%

     The decrease in our sales and marketing expenses as a percentage of revenues was primarily the result of higher selling expenses and sales personnel costs incurred in 2006, prior to the acquisitions we closed in our Transportation segment in connection with our efforts to develop our traffic business in North America and the consolidation of our presence in new regions such as the Middle East and Africa.
Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 19,106	3.1%	€ 16,465	3.3%	16.0%
     Our research and development expenses decreased slightly as a percentage of revenues, mainly due to a decrease in our Transportation segment investment in research and development, caused by efficiencies obtained as a result of the technology purchased in the acquisitions we made in this segment in 2006 and 2007.
Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 10,623	1.7%	€ 9,562	1.9%	11.1%
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
Financial Expense, Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ (9,882)	(1.6)%	€ (6,643)	(1.3)%	48.8%
     Net financial expense increased significantly year-over-year primarily due to interest generated under the credit agreement with Bank of America to partially finance our Telvent Farradyne and Caseta acquisitions, an increase in our indebtedness under the credit arrangement with Abengoa to finance our working capital requirements and an increase in the interest generated by our factoring arrangements due to an increase in the amounts factored under these agreements.
Impact of Inflation
     We historically have not been affected materially by inflation in our core geographies.
B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity
     Management believes that our available cash and cash equivalents and cash flow from our ongoing operations will be sufficient to finance our working capital for the foreseeable future. If we have a need in the future for additional liquidity, we will seek to obtain additional or increased lines of credit from Abengoa or third-party lenders.

Operating Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2008	2007	2006	2007 – 2008	2006 – 2007
	(Euros in thousands)
Net cash provided by operating activities	€ 43,138	€ 13,911	€ 36,719	210.1%	(62.1)%
     For the year ended December 31, 2008, net cash provided by operating activities was € 43.1 million, compared with € 13.9 million for the year ended December 31, 2007. We had € 16.2 million of non-cash adjustments to net income for the year ended December 31, 2008, including depreciation and amortization charges of € 14.0 million, compared with € 9.0 million of non-cash adjustments to net income, including € 10.9 million of depreciation and amortization charges, for the year ended December 31, 2007. We also included a non-cash adjustment of € (2.0) million related to net foreign currency exchange gains, compared with € 1.3 million of foreign currency exchange losses for year ended December 31, 2007. Additionally, we added back € 1.8 million and € 1.7 million to net income in 2008 and 2007, respectively, as a result of the stock and extraordinary compensation plans in 2008 and to the stock compensation plan in 2007, adjusted € (2.8) million and € (4.8) million in 2008 and 2007 respectively, related to deferred income taxes, adjusted € 2.3 million in 2008 and € (0.4) million in 2007 related to our allowance for doubtful accounts and adjusted € 2.0 million in 2008 related to interest accrued and not paid under our credit facilities.
     Working capital and temporary joint ventures used € 3.3 million of our operating cash for the year ended December 31, 2008, compared with € 20 million used for the year ended December 31, 2007. Changes in operating assets and liabilities contributed to a decrease in operating cash flow primarily due to the increase in unbilled revenues of € 27.6 million, a € 13.7 million increase in billings in excess of costs and estimated earnings and an € 11.2 million increase in accounts and other long term receivables. These changes were partially offset by the increase in our accounts payable, accrued and other liabilities and related parties trade payable of € 34.5 million, the € 8.9 million decrease in related party trade receivables and other assets, a decrease in inventory of € 4.9 million and the incorporation of temporary consortium’s working capital of € 0.9 million.
     For the year ended December 31, 2007, net cash provided by operating activities was € 13.9 million, compared with net cash provided by operating activities of € 36.7 million for the year ended December 31, 2006. We had € 9.0 million of non-cash adjustments to net income for the year ended December 31, 2007, including depreciation and amortization charges of € 10.9 million, compared with € 9.0 million of non-cash adjustments to net income, including € 10.0 million of depreciation and amortization charges, for the year ended December 31, 2006. We also included a non-cash adjustment of € 1.3 million related to net foreign currency exchange losses, compared with € 0.9 million of foreign currency exchange gains for year ended December 31, 2006. Additionally, we added back to net income € 1.7 million and € 1.9 million in 2007 and 2006, respectively, resulting from the stock compensation plans expense, and adjusted € (4.8) million and € (2.8) million, in 2007 and 2006, respectively, related to deferred income taxes. Working capital and temporary joint ventures used € 20.0 million of our operating cash for the year ended December 31, 2007, compared with € 5.9 million provided for the year ended December 31, 2006. Changes in operating assets and liabilities contributed to a decrease in operating cash flow mainly due to the increase in unbilled revenues of € 89.5 million, our increase in inventory of € 3.1 million, and the incorporation of the temporary consortiums’ working capital of € 2.8 million. These changes were partially offset by the increase in our accounts payable, accrued and other liabilities and related parties trade payable of € 46.6 million, the increase in our billings in excess of cost and estimated earnings of € 9.6 million, the decrease in related parties trade receivables and other assets of € 18.6 million and the decrease in accounts and other long-term receivable of € 0.7 million.
     For the year ended December 31, 2006, net cash provided by operating activities was € 36.7 million, compared with net cash provided by operating activities of € 6.2 million for the year ended December 31, 2005. We had € 9.0 million of non-cash adjustments to net income for the year ended December 31, 2006, including depreciation and amortization charges of € 10.0 million, compared with € 15.3 million of non-cash adjustments to net income, including € 10.6 million of depreciation and amortization charges, for the year ended December 31, 2005. We also included a non-cash adjustment of € 0.9 million related to net foreign currency exchange gains, due to the impact of the depreciation of the Euro against other currencies on our monetary assets and liabilities, compared with € 0.9 million of foreign currency exchange losses for year ended December 31, 2005. Additionally, we added back to net income € 1.9 million and € 1.4 million in 2006 and 2005, respectively, resulting from the stock compensation plans expense, and adjusted € (2.8) million and € 1.6 million, in 2006 and 2005, respectively, related to deferred income taxes. Working capital and temporary joint ventures provided € 5.9 million to our operating cash for the year ended December 31, 2006, compared with € 23.5 million used for the year ended December 31, 2005. The increase in operating cash for the year ended December 31, 2006 was mainly due to the increase in our accounts payable, accrued and other liabilities and related parties trade payable of € 87.4 million and the increase in our billings in excess of cost and estimated earnings of € 8.2 million. These changes were partially offset by the increase in our accounts and other long-term receivables of € 44.3 million, the increase in unbilled revenues of € 26.7 million, our increase in inventory of € 8.1 million, related parties receivable and other assets of € 8.5 million, and the incorporation of the temporary consortiums’ working capital of € 2.1 million.
Investing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2008	2007	2006	2007 – 2008	2006 – 2007
	(Euros in thousands)
Net cash (used in) provided by Investing activities	€ (153,500)	€ (52,820)	€ (44,890)	190.6%	17.7%
     Investing activities used significantly more cash in 2008 than in 2007. We used € 146.9 million to complete our acquisition of DTN in October 2008 and € 1.0 million to make deferred earn-out payments and post-closing adjustments under the Caseta acquisition. We also used € 4.2 million related to investment acquisitions, mainly related to the joint venture agreement signed with the DMS Group, € 7.5 million for the purchase of property, plant and equipment, € 1.9 million for investments in intangible assets and € 9.6 million in an increase in our restricted cash. These effects were partially offset by an increase in cash due to € 17.7 million received from related parties under our credit agreement with Abengoa.
     Net cash used in investing activities in 2007 was € 52.8 million. We used € 23.6 million to make the payment on our Matchmind acquisition in October 2007, € 7.4 million to make the payment on our Telvent Caseta acquisition in April 2007 and € 1.4 million to make deferred and earn-out payments on the previous acquisitions and on the Beijing Blue Shield acquisition. We also used € 5.6 to make the payment on the acquisition of a 15% of the shares of S21 Sec. In 2007, we also incurred in € 2.9 million of capital expenditures that were mainly related to the build-out of our facilities and data centers and we paid € 11.6 million to related parties under our reciprocal credit agreement.
     Net cash used in investing activities in 2006 was € 44.9 million. We used € 30.7 million to make the payment on our Farradyne acquisition in July 2006, € 5.8 million to make the payment for the remaining 30% of Miner & Miner in February 2006, € 2.4 million to make the deferred and earn-out payments on our Almos acquisition, € 2.3 million to make a first payment on our Beijing Blue Shield acquisition in April 2006 and € 1.7 million to make the payment on our Maexbic acquisition in November 2006. In 2006, we also incurred in € 2.3 million of capital expenditures that were mainly related to the build-out of our facilities and data centers and the establishment of our new headquarters in China. These cash payments were partially offset because we were paid € 4.6 million from related parties under our reciprocal credit agreement.
Financing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2008	2007	2006	2007 – 2008	2006 – 2007
	(Euros in thousands)
Net cash (used in) provided by financing activities	€ 104,972	€ 43,951	€ (1,467)	138.8%	(3,096.0)%
     Net cash provided by financing activities totaled € 105.0 million in 2008. During 2008, we had proceeds of € 57.5 million from the agreement with Caja de Ahorros y Monte de Piedad and ING Belgium S.A., Sucursal en España to partially finance the acquisition of DTN. We also had proceeds of € 4.7 million from short-term debt, which includes € 2.5 million borrowed under our agreement with Natixis and € 2.2 million from advance payments of inter-company balances. We repaid € 22.8 million of short-term debt, mainly € 7.7 million repaid from our leasing obligation (which includes a repayment of € 4.4 million from agreement for the sale and leaseback of certain equipment signed in October 2007), € 7.7 million repaid of our recourse factoring agreements and € 5.9 million repaid from several credit facilities of our subsidiary Matchmind. We also repaid € 1.6 million of long-term debt (primarily € 0.8 million and € 0.6 million repaid of the long-term debt with Liscat and Caja de Madrid y Monte de Piedad de Madrid banks, respectively). Additionally, we paid dividends of € 10.2 million to our shareholders and dividends of € 1.2 million to minority interest, we paid € 0.5 million for long term liabilities relating to government loans, borrowed € 0.3 million from our credit arrangement with Abengoa, and received € 78.5 million from the private placement of our ordinary shares in October 2008.
     Net cash provided by financing activities in 2007 totaled € 44.0 million. During 2007, we had proceeds of € 25.3 million from an agreement for the sale and leaseback of certain equipment, signed in October. We also had proceeds of € 40.1 million from short-term debt, which included € 17.0 million borrowed from our line of credit with Bank of America (successor to LaSalle Bank). We repaid € 4.3 million of long-term debt (mainly a repayment of the current portion of long-term debt on the credit facilities with Bank of America, Caja Madrid and ING and Liscat banks) and € 15.8 million of short-term debt. Additionally, paid dividends of € 8.8 million to our shareholders, paid € 0.8 million for long-term liabilities relating to government loans and borrowed € 7.8 million from our credit arrangement with Abengoa.
     Net cash used in financing activities in 2006 totaled € (1.5) million. During 2006, we had net proceeds of € 1.1 million from long-term debt, which included € 0.5 million borrowed under the Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja) credit agreement and € 0.6 million borrowed under an 8-year mortgage for the purchase of a new office in Beijing to establish our China headquarters. Additionally, we had short-term debt proceeds of € 16.1 million primarily to partially finance our Farradyne acquisition, borrowed from under the credit agreement with Bank of America. We repaid € 11.6 million of long-term debt primarily in connection with a repayment of long-term debt related to the credit facility with Bank of America, Fortis Bank, ING and Liscat loans and € 5.8 of short-term debt primarily related to repayments on the credit facility with Fibra Bank, BSCH, Citibank and Safra Bank. Additionally, we repaid € 1.0 million for long-term liabilities relating to government loans and € 0.2 million from our credit arrangement with Abengoa.
     Our cash and cash equivalents at December 31, 2008, 2007 and 2006 were € 67.7 million, € 73.8 million and € 69.2 million, respectively. We consider all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents. See Note 2 to our consolidated financial statements.
     At December 31, 2008 we had € 18.1 million in restricted cash, which serves as collateral securing certain guarantee obligations that we assumed during the normal course of business. During the year ended December 31, 2008, we also received € 8.6 million due to the deposits that were restricted for use as of December 31, 2007, until the cash was received by the third party, which thereby released our obligation.
     As a corporate policy, we try to optimize working capital so that our projects are cash-flow positive over their life cycles. We achieve this result by factoring our receivables under agreements that we have with various financial institutions. We sell, on a revolving and non-recourse basis, some of these trade account receivables, and account for these transactions as sales because we relinquish control of the pooled receivables. Accordingly, pooled receivables sold under these facilities are excluded from receivables on our consolidated balance sheets, as we do not retain any beneficial interest in the sold pooled receivables. The accounts receivable non-recourse factoring arrangements under which we recorded the accelerated receipt of cash amounted to € 323.2 million, € 234.4 million, € 164.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, we entered into some accounts receivable factoring arrangements where we are not relinquishing control of the pooled receivables and, therefore, these transactions are not accounted for as sales. The cash received is classified within “Short-term debt” in ourg consolidated balance sheets. See Note 2 to our consolidated financial statements.
Credit Arrangements and Loan Facilities
     The following discussion is a summary of the material credit arrangements and loan facilities that we or our subsidiaries entered into during 2008, and the total level of borrowings at December 31, 2008. A complete description of our material credit arrangements is provided in Item 10.C. “Additional Information — Material Contracts”.
     Bilateral credit arrangement with Abengoa
     On August 1, 2007 we amended our bilateral credit arrangement with Abengoa to increase the amount available under this agreement to € 60.0 million. Under this credit arrangement, if any of the parties request an advance that would cause the total amount owed by that party to exceed the established credit limit, the other party can decide to lend that amount, at its sole discretion. In such case, according to the terms of the credit agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. During 2008, the credit limit was exceeded with the authorization of Abengoa and thus, the credit agreement was automatically modified. In addition, on June 1, 2007, Telvent México amended its bilateral credit arrangement with Abengoa México to increase the amount available under this agreement to U.S. $30.0 million, leaving a total credit line for Telvent of approximately € 81.6 million.
     The net amounts receivable under the credit arrangements with Abengoa and Abengoa Mexico as of December 31, 2008 were € 17.1 million and € (12.3) million, respectively. We incur no costs and receive no payments under these arrangements unless and until we borrow or loan funds thereunder.
     Sale and leaseback agreement
     On October 11, 2007, Telvent Housing entered into agreements for the sale and leaseback of certain equipment, owned by Telvent Housing, and located in four data centers in Spain operated by us. The agreement was entered into with ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C. The equipment was sold for an aggregate purchase price of € 26.2 million. We simultaneously entered into an equipment lease agreement under which we leased and continue to use the equipment at the four data center locations. The equipment lease has a term of four years, which will expire on October 11, 2011. Upon the expiration of the term of the equipment lease, Telvent Housing will have the option to repurchase the equipment from the buyers for a residual value of € 1.00. Under the equipment lease, Telvent Housing will be responsible for lease payments in the aggregate amount of € 30.1 million and payment of all operational and maintenance expenses associated with the equipment. The amount due under this long-term leasing obligation as of December 31, 2008 was € 20.9 million.
     Unicaja
     On January 13, 2009, the Company signed an amendment to its credit agreement with Unicaja to extend the grace period under the agreement to November 10, 2009, therefore extending the term of the credit agreement to 24 years, and as a result of the former, borrowings under this credit arrangement bear interest from the date on which the amendment was signed at one-year Euribor plus a margin of 1.25%. The amount outstanding under this agreement with Unicaja at December 31, 2008 was € 9.9 million.
     Natixis
     On December 4, 2007, Telvent Tráfico entered into a credit agreement with Natixis Sucursal en España (“Natixis”) under which Telvent may borrow U.S. $12.3 million to finance the complete investment of the design and implementation of the Panama City Traffic Control Project, a nine-year concession awarded to Telvent Tráfico by the Autoridad del Tránsito Transporte Terrestre (“ATTT”) of Panama that came into force on August, 28 2007. We will design and implement all systems and infrastructures and then operate and maintain the system during the following 84 months. ATTT will pay Telvent Tráfico a quarterly investment fee and a monthly operations and maintenance fee. We will in turn sell the quarterly investment receivables to Natixis who will assume Client’s (ATTT) credit risk. This credit facility has a cost of LIBOR +0.90% during the investment phase and LIBOR + 2% during the operations and maintenance phase. The amount outstanding under this agreement with Natixis at December 31, 2008 was U.S. $3.4 million (€ 2.5 million).
     ABN AMRO Bank, N.V.
     On April 19, 2007, our subsidiary, Telvent Canada, entered into an agreement to amend its credit agreement dated May 2, 2003 with ABN AMRO Bank N.V. (formerly known as LaSalle Commercial Lending, a division of ABN Amro Bank N.V. Canada Branch) to reduce the amount available under Facility A to U.S. $3.0 million and to confirm that Facility B had been repaid and that no further amounts may be borrowed under that facility. On October 18, 2007, this agreement was further amended to temporarily increase the amount available under Facility A to U.S. $5.0 million for a period of 30 days from October 18, 2007.
     On March 31, 2008, our subsidiary Telvent Canada entered into a credit agreement (the “Credit Agreement”) with ABN AMRO Bank N.V. (the “Bank”) to replace the credit agreement dated May 2, 2003 between Telvent Canada and the Bank (the “2003 Credit Agreement”). The Credit Agreement provides for three separate credit facilities, all of which are unsecured with respect to the assets of Telvent Canada and its subsidiary Telvent USA. The obligations of Telvent Canada to the Bank are guaranteed by the Company.
     The first facility (“Facility A”) is a revolving credit line for working capital purposes in a maximum aggregate amount of U.S. $3.0 million. Loans can be advanced in either Canadian dollars or U.S. Dollars, at Telvent Canada’s option. Loans in Canadian dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the Canadian prime rate, at Telvent Canada’s option. Loans in U.S. Dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the United States prime rate, at Telvent Canada’s option.
     The second facility (“Facility B”) is a hedging facility in the maximum aggregate amount of U.S. $6.0 million, solely for the purpose of financing hedging agreements entered into by Telvent Canada. Hedging agreements include any agreement relating to a transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, currency option or any other similar transaction.
     The third facility (“Facility C”) is a credit facility in a maximum aggregate amount of U.S. $12.0 million solely for the purposes of issuing stand-by letters of credit in connection with projects in which Telvent Canada or Telvent USA are required to provide bid, advance payment or performance securities. Under Facility C, the fees for letters of credit are calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by the Bank.
     The credit facilities are made available to Telvent Canada at the sole discretion of the Bank. Borrowings under the credit facilities are repayable on demand and the Bank may terminate the New Credit Agreement at any time and for any reason. Upon demand or termination, the principal amount of all borrowings outstanding under the New Credit Agreement are due and payable in full within 30 days and Telvent Canada must deposit funds in the Bank for the full aggregate amount of unexpired letters of credit.
     As of December 31, 2008, there was U.S. $0.9 million and Canadian $1.9 million outstanding under Facility A, no amount used under Facility B and U.S. $3.5 million in letters of credit issued under Facility C.
     Bank of America
     On April 28, 2008, our subsidiary, Telvent Traffic, entered into an agreement to amend its U.S. $25.0 million credit agreement with Bank of America, N.V. (successor to LaSalle Bank National Association), dated May 31, 2006, extending the termination date to April 30, 2009. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America N.V. or (ii) the LIBOR for U.S. dollar deposits in the London Interbank Eurodollar market, plus an applicable margin which is based on the leverage ratio of the Company. As of December 31, 2008, U.S. $25.0 million (€ 18.0 million) was outstanding under this agreement.
     Credit agreement between Telvent Energia and Caja de Ahorros y Monte de Piedad de Madrid
     As of October 28, 2008, the financing obtained by our subsidiary Telvent Energia, S.A. with Caja de Ahorros y Monte de Piedad de Madrid, S.A. was cancelled.
     Bank of Communications
     As of December 31, 2008, € 0.8 million was outstanding under the financing facility obtained by our subsidiary, Telvent China with Bank of Comunications.
     Citibank
     On April 11, 2008, our subsidiaries, Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1.0 million (€ 0.7 million) and U.S. $0.7 million (€ 0.5 million), respectively. The revolving facilities mature on April 11, 2009 and bear interest at the prevailing base lending rates published by the People’s Bank of China. As of December 31, 2008, € 0.5 million was outstanding under these facilities.
     ING and Liscat
     As of December 31, 2008, € 1.7 million was outstanding under the financings obtained by our subsidiary, Telvent Housing, from ING and Liscat for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.

     Syndicated credit agreement with Caja de Ahorros y Monte de Piedad Madrid and ING Belgium S.A., Sucursal en España
     On September 12, 2008, we entered into a Syndicated Credit Agreement (the “Syndicated Agreement”) with Caja de Ahorros y Monte de Piedad Madrid (“Caja Madrid”) and ING Belgium S.A., Sucursal en España (“ING”) pursuant to which Caja Madrid and ING made available a credit facility with a maximum borrowing limit of € 57.5 million to finance part of the acquisition price of DTN. The credit facility is split in two tranches (“Term Loans”) completely drawn upon on October 28, 2008: Tranche A, for € 10.5 million and a maturity date of September 12, 2009; and Tranche B, of € 47.0 million and payable in one installment of € 5.0 million on September 12, 2009 and in annual installments of € 10.5 on September 12 of each year thereafter until fully repaid, with a final maturity date of September 12, 2013. Term Loans under the Syndicated Credit Agreement bear interest on the outstanding principal amount at a rate equal to EURIBOR plus an applicable margin which is equal to 2.25% until June 30, 2009 and thereafter loans under Tranche B will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.5% to 2.25% depending on the Consolidated Net Financial Debt/Consolidated EBITDA ratio. The amount outstanding under this Syndicated Agreement at December 31, 2008 was € 56.9 million.
     Goldman Sachs Credit Partners and General Electric
     Our subsidiary, DTN and certain of its subsidiaries are party to an Amended and Restated First Lien Credit and Guaranty Agreement (the “DTN Credit Agreement”), dated March 16, 2007, by and among DTN, Inc., as borrower, DTN, DTN, LLC, DTN Information Services LLC, DTN Holdco Corporation and certain subsidiaries of DTN Holdco Corporation, as guarantors, various Lenders, Goldman Sachs Credit Partners L.P., as lead arranger, sole bookrunner and sole syndication agent, and General Electric Capital Corporation, as administrative agent. The obligations under the credit agreement are secured by a lien on substantially all of the assets of the borrower and guarantors.
     The credit facilities consist of revolving loan commitments of U.S. $25.0 million, including sub-limits for swing line loans and letters of credit; Tranche C term loans in the original aggregate principal amount of up to U.S. $242.0 million; and an incremental facility of up to U.S. $25.0 million in additional new term loans. The Tranche C term loan facilities mature on March 10, 2013. The revolving commitments terminate on March 10, 2011.
     The change in control that was triggered by our acquisition of DTN’s issued and outstanding capital stock would have constituted a default by DTN under the DTN Credit Agreement at the time the acquisition occurred. Accordingly, DTN requested the consent to the change of control and on September 15, 2008, DTN and its creditors amended the existing credit agreement and entered into the First Amendment, Consent and Waiver to Amended and Restated First Lien Credit and Guaranty Agreement, which became effective on October 28, 2008. Under the First Amendment, the lenders consented to the change of control and amended the DTN Credit Agreement to increase the interest payable with respect to the credit facilities. The applicable margin with respect to Revolving Loans and Tranche C term loans that are Eurodollar Rate Loans was increased to 5% if DTN’s S&P Rating and Moody’s Rating is higher or equal than B+ and B1, respectively, from 3%. If DTN’s S&P Rating and Moody’s Rating falls to less than B+ and B1, respectively, the applicable margin will increase to 5.5%. For Revolving Loans and Tranche C term loans that are Base Rate Loans, the applicable margin was increased to 3.75% from 2% if DTN’s S&P Rating and Moody’s Credit Rating is higher or equal than B+ and B1, respectively, and to 4.25% if DTN’s credit ratings are lower.
     The amount outstanding for Tranche C Loans is € 151.3 million (U.S. $ 210.6 million) as of December 31, 2008. No borrowings have been made under the revolving commitments feature of the credit facility as of December 31, 2008.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of December 31, 2008, we had € 227.3 million of these obligations outstanding.
     For a description of our exposure to market risk, see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.”
Capital Resources
     We expect that our principal uses of funds for the next several years will include acquisitions, joint ventures, new product development, interest and principal payments on our indebtedness, net working capital increases and capital expenditures. We intend to finance our growth objectives through cash generated by our business activities. Management believes available resources are sufficient to fund our business for the foreseeable future.
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
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements for fiscal years 2008, 2007 and 2006, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
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
     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:
•	revenue recognition;

•	factoring of trade receivables and allowance for doubtful accounts;

•	consolidation of variable interest entities;

•	derivative instruments;

•	accounting for uncertainty in income taxes;

•	stock-based compensation; and

•	goodwill and other intangible assets.
Revenue Recognition
     We provide services to our customers under contracts that contain various pricing mechanisms and other terms. These contracts generally fall into one of the following categories:
•	products and services solutions projects — which are typically long-term fixed-price contracts (in excess of a year) and maintenance contracts in the Energy, Transportation, and Environment segments; and

•	managed services — which includes leasing arrangements, maintenance, monthly and hourly fixed-rate contracts, and research and development activities funded by government agencies and other third parties.

•	information and electronic communication services – since our acquisition of DTN, we provide business-to-business information and communication services focused on the agriculture, energy and environment (weather business) markets. We deliver on-demand market information, commodity cash prices, industry news and in-depth analysis, location-specific weather via satellite and over the Internet and we publish the Progressive Farmer magazine, in the United States focusing on the information needs of commercial farmers and landowners.

We recognize revenue when the following four basic criteria are met:
•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed or determinable; and

•	collectibility is probable.
     For products and services solutions contracts, revenue is recognized in accordance with the provisions of Statement of Position (“SOP”) No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. In general, SOP No. 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as our work progresses. We use the cost-to-cost method to measure our progress towards completion. This method relies on estimates of total expected costs or total expected hours to complete the construction service, which are compared to costs or hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date.
     Additionally, part of our products and services solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with SOP No. 97-2, Software Revenue Recognition and SOP No. 81-1. For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-shipment obligations, including the production, modification, or customization of software are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term or other factors appropriate to the individual contract of sale.
     Because these estimates may require significant judgment, depending on the complexity and length of the services, the amount of revenues and profits that have been recognized to date are subject to revisions. We regularly review our progress on these contracts and revise the estimated costs of fulfilling our obligations. If we do not accurately estimate the amount of costs, or hours required, or the scope of work to be performed, or if we do not complete our projects within the planned periods of time or do not satisfy our obligations under the contracts, then our revenues and profits may be significantly and negatively affected and losses may need to be recognized. Revisions to our revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.
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
     In contracts for both products and services solutions and managed services, we may bill the customer for advance payments prior to performing the service, which would require us to record a liability as “Billings in excess of costs and estimated earnings” In our consolidated balance sheets. In other contracts, we may perform the service prior to billing the customer, which would require us to record unbilled revenue.
     Additionally, since the acquisition of DTN, part of our revenues are derived from the delivery of business-to-business information and communication services. For these services, we charge a recurring subscription fee and, in many instances, a one-time service initiation fee. The subscriptions generally are contracted for an initial period of between one and three years and generally are billed quarterly in advance. Payments received in advance of the service period are deferred and recognized as the services are provided. Subscription revenue from the Progressive Farmer magazine is recognized over the term of the subscription period. Professional services and equipment sales are recognized upon customer acceptance. Service initiation fees are deferred and recognized in income over the term of the contract. Communication services generally are billed monthly in arrears based on the number and length of the messages delivered to subscribers, but are recognized in revenue as the services are provided. Advertising revenues are recognized in the period or periods that the advertisement is served. Amounts received from customers that have not yet been earned are classified as “Billings in excess of costs and estimated earnings” in our consolidated balance sheets.

Factoring of trade receivables and allowance for doubtful accounts
     We have entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of cash on available trade accounts receivable. Under our factoring agreements, we sell on a revolving and non-recourse basis, certain of our trade accounts receivable (the “Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because we have relinquished control of the Pooled Receivables and we do not maintain any continuing involvement with the sold assets. Accordingly, the Pooled Receivables sold under these facilities are excluded from receivables in our consolidated balance sheets.
     In addition, for those trade receivables that remain on our consolidated balance sheets, we record an allowance for doubtful accounts when we consider there are probable but unconfirmed losses in the collection of such accounts receivable balances. A specific receivable is reviewed for impairment when, based on current information and events, it is deemed probable that contractual amounts will not be fully collected. Factors considered in assessing uncollectability include a customer’s extended delinquency and filing for bankruptcy. An impairment allowance is recorded based on the difference between the carrying value of the receivable and the expected amount of collection.
Consolidation of variable interest entities
     Following the issuance of FIN 46, Consolidation of Variable Interest Entities, as revised in December 2003 by FIN 46-R, we consolidate certain joint venture arrangements, or Union Temporal de Empresas (“UTEs”), as described in Note 8 to our consolidated financial statements. These joint ventures are considered to be variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, we consolidate those joint ventures where we are the partner most closely associated with the joint venture.
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
     Under the current accounting treatment, total assets coming from these consolidated entities amounted to € 90,673 and € 36,252 as of December 31, 2008 and 2007, respectively. Total revenue recognized with respect to these consolidated joint ventures was € 67,997, € 42,526 and € 48,577, including € 53,551, € 29,515 and € 40,947 of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2008, 2007 and 2006, respectively. Total cost of revenues recognized with respect to these consolidated joint ventures was € 68,160, € 42,154 and 47,919, including € 53,640, € 29,372 and € 40,761 of cost of other venture partners in these arrangements, during the twelve months ended December 31, 2008, 2007 and 2006, respectively.
Derivative Instruments
     All derivative contracts are recognized in our consolidated financial statements and are measured at fair value regardless of the purpose or intent for holding them. We, as part of our foreign currency risk management program, have entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, we have entered into interest rate caps and swaps in order to manage interest rate risk on certain long-term variable rate financing arrangements.
     Although all forward exchange contracts and interest rate caps and swaps are used solely as economic hedges, we begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into on or after such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within our consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value, recorded directly against earnings.
     We also enter into certain long-term binding contracts that are denominated in a currency that is neither the functional or local currency of either party. This feature of the contracts is analogous to an embedded derivative that is bifurcated from the underlying host contract at inception of the contract and similar to freestanding derivatives, is recorded at fair value within the consolidated balance sheets with related gains and losses recorded in earnings.
     The inputs used to calculate fair value of our derivatives are Level 2. These inputs are other than quoted prices (included in Level 1). The used inputs are observable for the asset or liability, either or indirectly through corrobation with observable market data. Our valuation tecnique to calculate fair value of our forward contracts is based on discounting estimated future cash flows. We estimate future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date. The fair value of our interest rate caps and swaps is determined using inputs other than quoted prices in active markets (i.e. rate of 3 to 12 months both EURIBOR and LIBOR). The valuation of derivative assets and liabilities, and the identification and valuation of embedded derivatives requires the use of considerable professional judgment. These determinations were based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Accounting for Uncertainty in Income Taxes
     During the year ended December 31, 2007, we adopted the provisions of FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. FIN 48 supersedes SFAS No. 5, Accounting for Contingencies, as it relates to income tax liabilities and changes the standard of recognition that a tax contingency is required to meet before being recognized in the financial statements. The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and that we may not succeed. Upon adoption of FIN 48, we have recorded, as a cumulative effect on retained earnings, reserves for uncertain tax positions and related accrued interest and penalties, if any. We will adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes.
Stock-Based Compensation
     As a result of the adoption of SFAS No. 123R, Share-Based Payment, on January 1, 2006, we designated our formula-based stock purchase plan as an equity award plan and started to record as an expense the fair value of the shares purchased by the Company’s employees under the plan. As the shares sold under the incentive plan consisted of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by SFAS 123. We chose the modified prospective application transition method allowed by SFAS 123R. Amounts previously classified under the “deferred stock compensation” caption of the consolidated statements of shareholders’ equity were reclassified to “additional paid-in capital”.
     In addition, we apply SFAS 123R to account for the share acquisition plan established by our parent company Abengoa in 2006 related to its shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including members of the senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under SFAS 123R, and is treated similar to a stock option plan. A valuation of the plan was performed at the grant date (January 23, 2006), and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).
Goodwill and Other Intangible Assets
     Goodwill is tested for impairment at least annually at a reporting unit level and written down when impaired. We test goodwill for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. See Notes 12 through 14 to our consolidated financial statements.We have selected December 31 as the date as of which we will perform our annual goodwill impairment tests. No impairments were recognized for the years ended December 31, 2008, 2007 or 2006.
     We have also recorded intangible assets with finite lives in relation to our acquisitions. These comprise customer contract (backlog) and both contractual and non-contractual customer relationships, purchased software technology, trade names and in-process research and development. We based the value of these intangible assets on independent valuation reports. We are amortizing the intangible assets over their estimated useful lives which are one to five years for customer contract backlog, two to ten years for customer relationships, and five to ten years for purchased software technology, two to five years for software development and licenses, three to four years for non-compete agreements and five years for the Caseta trade name. In-process research and development is amortized immediately after acquisition. If our estimates of useful lives were to change, we could be required to accelerate or defer the amortization charge recognized in earnings. We review the carrying value of our finite life intangibles for impairment loss whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability assessment involves considerable estimates of future cash flows in association with recorded finite life intangibles. If these estimates or related assumptions change in the future, we may be required to record impairment charges for our finite life intangible assets.
     Finally, we recorded indefinite-life intangible assets, or brand-names, in the purchase of Telvent Miner & Miner, Telvent Farradyne and Matchmind and trademarks arising from the purchase of DTN. These “brand name” intangibles are not amortized but are instead tested annually for impairment. See Note 12 to our consolidated financial statements.
Recent Accounting Pronouncements
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the de-consolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented, requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, clarifying that all of those types of transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary, and eliminates the requirement to apply purchase accounting to a parent’s acquisition of noncontrolling ownership interests in a subsidiary. Finally, this Statement requires that a parent recognize a gain or loss in net income when a subsidiary is de-consolidated. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We expect that adoption of this statement will have a material effect on the presentation of our shareholders’ equity, as it will include minority interest, but not on our financial position, results of operations or cash flows.
     As described in Notes 13 and 20, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 24.7 million on October 22, 2007. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on Matchmind achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 17.9 million. The obligation for the Company to purchase these equity instruments for cash has not been recognized as a financial liability based on the literature that is applicable to this transaction until December 2008. EITF Topic D-98

Classification and Measurement of Redeemable Securities issued in March 2008 will require no later than the effective date of SFAS No. 160 to retrospectively present this amount as a liability at its fair value for all periods presented.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. This Statement replaces SFAS No. 141, Business Combinations, but retains its fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date; it requires acquisition-related and expected restructuring costs to be recognized separately from the acquisition. It also requires the acquirer in a step acquisition to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. This Statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual and noncontractual contingencies as of the acquisition date, measured at their acquisition-date fair values (the latter only if it is more likely than not that they meet the definition of an asset or a liability). It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date; and it requires the acquirer to recognize any negative goodwill as a gain attributable to the acquirer. Finally, this Statement makes significant amendments to other statements and other authoritative guidance, related to the accounting for acquired in-process research and development and changes in an acquirer’s valuation allowance on its previously existing deferred tax assets. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply this Statement before such date. We expect that adoption of this statement will significantly affect the way we account for our future business combinations.
     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is an amendment to FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities. In addition, it encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Specifically, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No.133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the adoption of this statement to have any material effect on its financial position, results of operations or cash flows, and will be providing the necessary disclosures upon adoption of this Statement.
     In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts. This Statement is applicable only for stock life insurance enterprises and property and liability insurance enterprises. Hence, the statement does not apply to the Company and will not have an impact on its operations.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     We have made investments of € 19.1 million, € 19.1 million and € 16.5 million in research and development in 2008, 2007 and 2006, respectively. We invest in maintenance and enhancement of the existing products and solutions; in development of new products; and in new research programs to support our strategic position as a company providing IT for a sustainable and secure world in multiple industry segments. Our research and development programs are carried out by our network of product and competency centers. Product centers provide infrastructure technologies and system architectures that underpin all of our solutions, while competency centers develop high-value-added, industry specific, advanced real-time and business process applications. The competency center applications can be deployed on a stand-alone basis or in concert with product center infrastructure products. As in past years, our product and competency centers continued to allocate a substantial investment in pure research that typically utilizes a public funding component and collaborative research with universities, research centers and corporations.
D. TREND INFORMATION
Energy
Electricity
     We expect that a portion of our revenues and growth for 2009 will be driven by our smart grid solution (“SGS”) suite, a strategic initiative to integrate and deliver highly integrated metering infrastructure, operational and network automation applications for electric utilities worldwide. SGS at Telvent is more than a re-packaging of existing traditional offerings for electric utilities. SGS is a highly integrated, loosely coupled suite of solutions on an innovative, high performance and powerful framework that allows for cost-effective and incremental integration of SCADA, enterprise GIS, outage management (OMS), distribution management (DMS), substation automation, and a smart metering infrastructure. Telvent’s differentiators in this initiative are our common highly secure infrastructure and “backbone” applications leveraging the power of unprecedented integration. As a system integration platform, Telvent’s SGS suite allows for integration of third-party metering, RTU, Customer Information System (CIS), Mobile Workforce Management (MWFM) and other hardware and subsystems to maximize the utility customer’s existing investments. The solution suite responds to key market demands of the North America and Western Europe markets and is poised to help customers take advantage of significant industry regulatory and stimulus incentives. We have already experienced specific interest in Telvent’s SGS suite in Europe, North America and Latin America, where we are well-established.
     An important focus for the year 2008 was to establish ourselves as an innovative and distinctive market player in Smart Grid technology while our customers prepare to launch smart grid initiatives. We believe that in 2009 we can leverage that work, along with our world-class Vattenfall AMI project reference, to produce growth coming from this sub-segment. Fundamental to our strategy is to continue to rapidly expand our user base of key technologies in operations, metering and network automation. The trend of one new account a week in one of these technologies has continued and the base is nearing 450 electric utilities. This is well supported by the total pipeline of opportunities in our Electricity sub-segment.
     While there is a great deal of concern over potential cancellation or delay of projects in 2009 due to the current financial crisis, we believe that our strong pipeline, regulatory pressures and stimulus packages in several geographies will offset this.
     In addition, and particularly evident in the North American market, perhaps due to the lack of investment over the past decade, we foresee increasing interest in our DMS technology by utilities. This interest is being driven by the various Smart Grid initiatives, and the need to embed more intelligence in the network. We expect that trend to be positive since our SGS offers a market-leading DMS technology, well integrated with all the possible Smart Grid initiatives.
     Another area in which we are anticipating growth, is the integration of “green” renewable energy either under construction or ready to “connect” to the grid. These initiatives are creating pilots and projects in the geographies we serve. We believe our relevant experience and references in this area are important differentiators and our investment in technology development in IT systems for solar power, biodiesel and bioethanol plant projects, may position us favorably as the projects develop globally.
     Finally, we believe we will see the advantage provided by our Smart Metering Management project with the Vattenfall project completed and, in 2009 we hope to develop similar projects that are being already pursued in our pipeline.
Oil & Gas
     In North America, a strong fourth quarter in bookings in 2008 provides an optimistic revenue outlook entering 2009. Our 2008 results were better than expected in our simulation and advanced applications business and we see a continuing focus in this area in the established markets of North America and Latin America. We are sensing some interest in providing services to our customers under the new “software as a service” and “information as a service” business models in the near future, particularly in our portfolio of advanced applications such as power optimization, simulation, training and hydraulic modeling. This model should leverage our newly acquired world class data centers in Minneapolis, Minnesota and Omaha, Nebraska.
     Our customers in this unit continue to drive toward implementation of new solutions fueled by increased industry and regulatory pressures around cyber-security, public and environmental safety and energy efficiency and conservation in operations. We expect revenues to show a good start in 2009 as a result of the healthy backlog and strong early sales prospects.
     In Mexico, where we have resolved the difficulties encountered in one of our main projects with Pemex, our pipeline of opportunities is increasing, which we believe may result in new project bookings in 2009. We believe these new bookings will provide a strong foundation for regional revenue growth in 2009. In the rest of Latin America, we also expect the upward trend in revenues to continue, based on substantial bookings in the fourth quarter of 2008 and strong booking forecast for 2009. It is important to point out that in the Latin American market, many of the opportunities are being driven by operations budgets rather than capital expenditures, as efficiency and optimization of operations become a focus for our customers during times of lower oil prices.
     In Asia, we believe that prospects in China continue to be strong for 2009, as customers focus on infrastructure investment in response to the challenging global economic situation. We see also that large Chinese engineering, procurement and construction

(“EPC”) are making investments, primarily in the Middle East, Asia and Africa, which should present additional opportunities for us. In Australia, we will continue to leverage its local presence to pursue a growing market in operational and optimization solutions.
     Prospects in the Middle-East and Africa regions continue to be strong despite declining oil prices. This is due to the low cost of production in the region and continued focus on operational efficiency. We are utilizing its local organization in Abu Dhabi to provide a base for expansion in the region, with both the Gulf States and Saudi Arabia being the target markets.
Transportation
     Government agency and municipality budgets have already been reduced for 2009 and we believe that investment in the private sector is expected to slow down due to difficulties in obtaining financing for new projects. On the other hand, most of our business in Transportation is related to critical infrastructure to be built or maintained with none or few delays allowed by users. In addition, we are optimistic that the stimulus packages approved by most of the international governments to boost the economy will likely include significant investments in transportation.
     In Europe, our Spanish traffic activity is maintaining a consolidated position. We believe that good opportunities to strengthen our leading position in urban traffic market may come from the Spanish Local Investment Plan, which is focused on the promotion of public works at the municipalities along the next two years. Traffic safety is still a high priority for the Spanish government; moreover, enforcement activities are receiving big investments from national and municipal funds, mainly in violations processing systems. In addition, we believe the 2005-2020 Spanish Railway Investment Plan (PEIT), whose aim is to bring railway into urban areas, should create new opportunities in 2009 and going forward, with the construction of new light railway lines and the extension of the existing subway networks with fare collection systems. The Spanish Road Traffic Authority (DGT) has planned significant investments in 2009 on ITS systems, and the Spanish Ministry of Public Works, which is trying to achieve European Union safety requirements for tunnel infrastructures, is expected to promote 2009 major investments in tunnel infrastructure renewal projects during 2009, which should give us the opportunity to maintain and reinforce our consolidated position.
     Elsewhere in Europe, we are managing different ITS projects in Denmark and Ireland, and we are continuing our sales and marketing efforts to position Telvent as a leading technology provider of ITS systems. Likewise, new opportunities are emerging in Central and Eastern Europe, mainly as a result of the boost of investments in infrastructures as consequence of the entry in the European Union of many Eastern countries. The opportunities which may arise in the next few years, are mainly in the tollway area, where we are already participating in several technological projects for the implementation of satellite toll systems.
     In North America, in 2009 and 2010, we believe that transportation funding will benefit from the U.S. Recovery and Reinvestment Act of 2009, referred to as the Stimulus Package. The Stimulus Package is expected to significantly increase funding for transportation investments and also benefits ITS systems that improve efficiency and performance of our transportation infrastructure. The deployment of ITS systems should continue to increase within the transportation industry. The toll industry, where we bring a complete solution portfolio to deal with open road tolling and HOT lanes, is expected to continue growing with significant new investments in systems renewals towards electronic tolling and open road tolling and new highways and HOT Lanes opportunities. Finally, new investments in public transit is expected to increase our presence in this area, given our wide experience in control systems and automatic collection systems.
     In Latin America, several countries (such as Brazil, Argentina, Colombia and Mexico) are starting to implement new road safety investment plans, mainly based on Spanish national enforcement plan experience, where we have actively participated. In addition, other countries (such as Venezuela, Mexico and Brazil) are expected to continue developing their national railway investment plan, with the renewal and construction of new railway infrastructures, which we believe represents new market opportunities for us in this region. Finally, we believe that our growing and solid position in the Mexican maritime sector should facilitate us to participate in several new maritime projects in other countries (such as Venezuela and Brazil).
     In the Asia-Pacific region, we believe that the renewal and extension of China’s railway network has become a priority for the Chinese government, which may provide us great opportunities in this region. Other countries, such as Malaysia, Vietnam or India are involved in strong investment processes in new road infrastructure construction during the next few years, which may provide us the opportunity to strength our market position in mobility management solutions. Finally, India has planned strong investments in new transportation infrastructures, which not only include road infrastructures but also railway network construction, which should represent new market opportunities for us.

     In the Middle East and Africa regions, we have established a local office in Saudi Arabia, which is giving us the opportunity to participate in new projects in the region. We are currently carrying out several railway projects awarded by local governments in North Africa and we believe this should represent a significant opportunity for future growth in the region.
Environment
     As we anticipated, the restructuring of the Environment segment undertaken in 2007, aimed to increase our industry orientation and to update and strengthen our technological solutions and competences, has resulted in considerable growth in 2008. We expect this trend to continue during 2009. In addition, we believe the business prospects that we already have in our pipeline of identified opportunities, along with our strong backlog, should result in significant revenues in 2009, boosting again significant growth.
     Water scarcity is already a global phenomenon that is likely to worsen in the future. Consequently, water prices have been increasing steadily over the past years, making the commodity more valuable. In addition, we believe that the increase in population and consumption will drive an increase in water consumption. All these facts, combined with our solid position as a supplier of IT products and services related to water and new capital investments from private and public entities in charge of water management, should represent a good foundation for long-term growth in our water utilities business. We believe that we are well positioned to further penetrate the water market, given our track record in water distribution and integrated water cycle management and our demonstrated skills to manage large engineering, procurement and construction contracts.
     We believe that we have a well distributed workforce across geographies providing access to new projects in key geographies. In addition, we believe that our DTN acquisition reinforces our access to a broad base of public entities in the United States, which should result in a considerable increase in our market share in North America.
     We expect that developed economies will continue incorporating technology for improving efficiency and prevention. In addition, significant growth is also expected in Asia and the Middle East regions. However, we believe Latin America still remains an uncertain market in terms of real opportunities.
     Regarding our activities in environmental observation, given our experience in this field, we believe we may have real opportunities in climate and weather forecasting applied to key economical sectors and activities, in early warning systems (atmospheric and hydrologic extreme events), in weather real-time observation and climate monitoring, in the improvement of the efficient water management, usage and treatment. Our combination of observation and forecasting skills places us in a unique position to pursue a high level of opportunities around the provision of highly valuable services and business process outsourcing for most of our customers in developed countries.
     Finally, we expect that the environmental business will be driven in the mid-term by several conditions happening in the world, such as climate change and its main consequences; terrorist threats; increased energy regulations and quality standards; privatization and liberalization; increasing efficiency through technology; etc.
Agriculture
     Our premium subscription services business continues to grow through solid execution and ongoing focus on important product improvements supported by continued market volatility driving demand for our products. In addition, our early-stage initiative in online grains trading is beginning to make a contribution. Subsequently, we have seen both improved sales productivity and increased retention rates. We expect these trends to continue through 2009.
     Our Progressive Farmer farm publication has experienced year-over-year growth in 2008. We have worked to reposition the publication as a “must have” resource for farm producers as CEOs. Higher value content and a move back to core farm production and management content has resulted in increased interest from advertisers and readers alike. We expect to see strong execution resulting in continued growth through 2009.
     Our Agriculture trading and risk management solutions also have continued to grow through 2008 as the result of increased market volatility and a strengthening of proprietary agriculture content. With continued focus on deepening and further differentiating our solutions to broaden our role in the agriculture supply chain, we expect continued growth in 2009.

Global Services
According to our different business activities, we find the following trends and opportunities for 2009:
1.	Business Consulting

-	Opportunity to expand in Europe our consultancy offer. A report released by The European Federation of Management Consultancies Associations (“FEACO”), reveals that the European Management Consulting Market was worth an estimated €81 billion in 2008. In the European region, FEACO reported that currently Germany is the largest market and the United Kingdom is the second market for consulting in Europe. France or Spain were ranked third, depending on the criterion used. Turnover from consulting was higher in France than in Spain, whereas the total sales in Spain were higher than those in France. According to FEACO, consulting services (business consulting and IT consulting) accounted for 57% of the total turnover in IT services in Europe, outsourcing for 20% and development and systems integration for 20%.

-	Open Innovation through alliances: we believe this activity will be the key to the future growth of our business. We think that innovation is one of the main enablers of competition in this market and the only possible means of survival for organizations, which must innovate in order to gain differentiation. The technologies available in the IT sector have an enormous potential to help other enterprises in this innovation process. We believe that joining efforts with our partners, forging alliances with the main players of the sector, will generate the necessary synergies and economies of scale to move forward innovation in our organization.

2.	Integration and development

-	Increased need for IT security. According to Akamai, a provider of managed on-line services, during the third quarter of 2008, attacks to the traffic in the internet have continued to increase. In the current information society, technologies change the operating landscape fast and increase the amount of data that must be managed by organizations. Enterprises are now seeing the value and relevance of information, which is becoming more critical for their core business. As a result, we believe their concern about IT security is higher than ever.

-	Public sector investments. We foresee public investments with the main purpose of reactivating the economy in Spain and many other countries. We expect specific growth in three areas:
o	Government: We are well-positioned to provide solutions in all the areas of electronic citizen’s access to public administration. We empower more than 2,500 municipalities to develop a secure access to their electronic procedures serving a population of more than 30 million people.

o	Homeland Security: We believe this could be the business unit where there are more possibilities to grow. Terrorism has raised governmental focus on security. This is resulting in the implementation of new and more efficient national security systems and solutions.

o	Healthcare: The improvement of the healthcare systems in many regions such as Asia and Latin America where we already have a strong presence might significantly increase our business activity in this area.
3.	Outsourcing
IT technologies unavoidable for cost-cutting and redefining business processes. The global economical crisis is making reducing costs through the whole enterprise a priority. We anticipate that outsourcing of some of the enterprise-critical technological infrastructures can also represent an opportunity for cost cutting.
-	CAPEX can be turned into OPEX with outsourcing. The current economic situation is forcing businesses to lower fixed costs of operations and management in ICT. Enterprises want to have predictable operating costs while looking towards increasing their global efficiency and reducing their OPEX in ICT. For many, the obvious solution is outsourcing. We believe that outsourcing could be a market that grows during times of crisis. In addition, we think that business process outsourcing (BPO) is a new outsourcing line of business with a strategic intent to expand customer relationships and capture one hundred percent of IT related spending.

-	Nearshoring. Some Eastern Europe countries are evolving as a nearshore location for Western European clients because of proximity and language skills. These same advantages might apply to our business due to its proficiency with such a universal language as Spanish and our software factories network around the world (London, Uruguay and Brazil) and in Spain (Avila, Seville, Segovia, Coruña, Madrid, Leon and Vigo).

-	Cloud Computing: we believe this represents our technological future. As per Gartner’s predictions, Cloud Computing will be one of the deepest changes in IT evolution in the next ten years. Companies around the world may consider this alternative to avoid risks, save in the cost of licensees, improve their flexibility and scalability, have high availability and allocate their information around a whole network of data centers, although we do not believe Cloud Computing will be widely adopted by the enterprises during 2009.

4.	IT Infrastructures management

-	The data center demand should continue to rise exponentially. We believe that the demand for data centers in 2009 will increase. We also expect that the space of data centers will increase in Spain during 2009; however, the demand would still exceed the supply, which should result in price increases.

-	New technologies for data centers: Virtualization, SaaS and SOA. We believe that virtualization is a first step towards eco-efficiency and towards service-oriented data centers, where companies will go from managing infrastructures to managing services. We believe that this trend will define the data center market in the following years. The convergence of these three technologies: virtualization, software as a service (SaaS) and service orientated architecture (SOA) will result in an IT dynamic infrastructure that should help align technology and businesses.
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
Financial Guarantees
     As of December 31, 2008, we maintained the following guarantees:

Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€ 227,345	€ 17,101	€ —
Financial guarantees	28,807	—	—

	€ 256,152	€ 17,101	€ —

     Financial guarantees include € 24.7 million corresponding to stand-by letters of credit signed in connection with our acquisition of DTN. As described in Note 13, the DTN stock purchase agreement provides for two stand-by letters of credit, for a total amount of U.S.$34.0 million plus interest (€ 24.7 million). The first stand-by letter of U.S. $21.8 million (€ 15.7 million) corresponds to ten percent (10%) of the cash consideration received by sellers that are not designated as Employee Stockholders under the SPA (the “Escrow Amount”). The Escrow Amount secures any post-closing adjustment in the purchase price in our favor and the indemnification obligations of such Sellers. The stand-by letter of credit was deposited into escrow in lieu of cash and secures Telvent Export’s obligation to release the Escrow Amount plus interest in accordance with the terms of the stock purchase agreement. Fifty percent of this U.S. $21.8 million plus the accumulated interest has a maturity date of October 27, 2009 and the remaining fifty percent, plus accumulated interest, has a maturity date on April 27, 2010. The second stand-by letter of credit amounts to U.S. $12.1 million (€ 9.0 million) and corresponds to the aggregate amount of proceeds deferred by all deferring Employee Stockholders. Such letter of credit shall secure Telvent Export’s obligation to pay, subject to certain adjustments, such deferred amounts and interest to the applicable Employee Stockholders on
December 31, 2011.
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
Commitments
     As described in Note 6 to our consolidated financial statements, on November 23, 2007, our subsidiary, Telvent Outsourcing, acquired an additional 10% interest in S21 Sec., increasing our total ownership stake to 15% with a carrying value of € 5,6 million (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to us on or before October 31, 2010, conditional upon the Company or any other company of the Abengoa Group investing € 15 million in the territory of Navarra. We do not have the obligation or intent to make such investments, in which case NGA could still have the option to sell the 10% stake of S21Sec to the Company at a price not to exceed € 3.9 million.
     On April 27, 2007, we completed the acquisition of 100% of the shares Telvent Caseta. The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. There is an overall limit of U.S $20.7 million on the aggregate purchase price. We are not required to make any future payments that would cause the aggregate purchase price to exceed that limit. During May 2008, Telvent Traffic, paid U.S. $1.1 million to the sellers of the shares of Telvent Caseta in respect of the earn out payment for the year 2007, which was payable to the sellers pursuant to the terms of the share purchase agreement between Telvent Traffic and the sellers. In November 2008, an additional payment amounting to U.S. $0.3 million was made, pursuant to the terms of this share purchase agreement.
     As described in Note 13 to our consolidated financial statements, effective October 2007, we completed the acquisition of 58% of Matchmind for € 24.6 million. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that we will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on Matchmind achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 17.9 million.
     Also as described in Note 13 to our consolidated financial statements, in October 2008 we completed the acquisition of 100% of the shares of DTN for a purchase price of U.S. $250.9 million (€ 186.4 million) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on DTN and its subsidiaries achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011.
     As described in Note 7 to our consolidated financial statements, we and the DMS Group formed a limited liability company joint venture, Telvent DMS, LLC for the purpose of product development. Telvent Energia agreed to make a total investment of € 6.1 million related to the joint venture. As of December 31, 2008, € 4.1 million of this committed investment was made. We are committed and obligated to make payments for the remaining € 2.0 million, which will be paid within two years after the date that Telvent DMS, LLC was registered with the Business Registration Agency in Serbia (May 20, 2008).
     As described in Note 26 to our consolidated financial statements, on February 3, 2009, our subsidiary, Telvent Farradyne signed an asset purchase agreement through which it acquired certain of the assets of Northern Lakes Data Corp. (“NLDC”). The purchase price was U.S. $1.5 million. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which we will pay a total of U.S. $2.5 million by installments payable every six months starting July 1, 2009. In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5.0 million) in respect of contracts bookings signed by Telvent during the four (4) years from 2009 through 2012 related to back-office and customer service center systems.

     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     As of December 31, 2008, we had the contractual obligations set forth in the following table:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(Euros in thousands)
Contractual Obligations
Long-term debt	€ 221,027	€ 27,532	€ 27,076	€ 25,148	€ 141,271
Short-term debt	56,728	56,728	—	—	—
Deferred and contingent payment on acquisitions	46,107	14,238	31,869	—	—
Capital lease obligations	26,640	8,041	18,584	15	—
Operating lease obligations	119,617	19,808	34,834	27,095	37,880
Reserve for uncertain tax positions	3,522	—	—	—	3,522
Other long-term obligations	9,483	923	858	5,792	1,910
Purchase obligations	64,576	64,576	—	—	—

Total contractual obligations	€ 547,700	€ 191,846	€ 113,221	€ 58,050	€ 184,583

     We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements where we commit to future purchases of services from unaffiliated and related parties, and request deposits from our customers.
     Long-term and short-term debt include the total amount outstanding under long-term and short-term financing arrangements and is more fully discussed in Notes 16 and 17 to our consolidated financial statements.
     Deferred and contingent payment on acquisitions includes:
•	€ 1.5 million deferred earn-out payment on the Caseta acquisition. In April 2007 we completed the acquisition of Caseta for a total purchase price which includes a payment of U.S. $9 million (€ 6.9 million) made on the closing, contingent and variable earn-out payments subject to Caseta meeting certain annual or accumulated income targets over the periods ending December 31, 2007 and 2008, secondary earn-out payments subject to Caseta meeting certain bookings targets over the periods ended December 31, 2007 through 2010 and post-closing working capital adjustment payments of up to a maximum payment of U.S. $0.9 million. Our best estimate of the potential earn-out payments under this agreement as of December 31, 2008 amounts to € 1.5 million.

•	€ 17.9 million deferred payment on the Matchmind acquisition. In October 2007 we completed the acquisition of the 58% of Matchmind under an agreement which provides that we will acquire the remaining 42% in three different phases. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 17.9 million.

•	€ 2.0 million deferred payment on the DMS Group acquisition. In May 2008, we signed a joint venture agreement with the DMS Group LLC (“DMS Group”), based in Serbia, under which both companies established a limited liability company under the name Telvent DMS LLC, Novi Sad (“Telvent DMS, LLC”) for the purpose of product integration. Telvent Energía owns a 49% interest in Telvent DMS, LLC, while the DMS Group owns the remaining 51%. Telvent Energía has agreed to make a total investment of € 6.1 million related to the joint venture. As of December 31, 2008, € 4.1 million of this committed investment was made and the remaining € 2.0 million is recorded as a liability in our consolidated balance sheets, as described in Note 7 to our consolidated financial statements.

•	€ 24.7 million related to the acquisition of DTN. As described in Note 13 to our consolidated financial statements, in October 2008 we completed the acquisition of DTN for a total purchase price of U.S. $250.9 million (€ 186.4 million), including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on DTN and its subsidiaries achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011. As of December 31, 2008, two stand-by letters of credit have been deposited into escrow in connection with this acquisition, for a total amount of U.S.$34.0 million (€ 24.7 million), to secure the deferred payment to employee stockholders mentioned above and to secure ten percent of the cash consideration received by Sellers that are not designated as Employee Stockholders, according to the SPA. The total amount is recorded as a liability in our consolidated balance sheets, as described in Notes 13 and 18 to our consolidated financial statements.
     These acquisitions are more fully discussed in Notes 6 and 13 to our consolidated financial statements.
     Capital lease obligations include the amounts owed to third parties in connection with facilities, equipment and machinery acquired under capital lease arrangements. Capital lease obligations also include € 20.9 million corresponding to the agreement signed by our subsidiary, Telvent Housing, for the sale and lease-back of certain equipment located in four data centers in Spain. Operating lease obligations include the amounts owed on leases for corporate buildings. Operating and capital lease obligations are more fully discussed in Note 20 to our consolidated financial statements.
     As we describe in Note 2 to our consolidated financial statements, the reserve for uncertain tax positions corresponds to the provision we recorded upon application of FIN 48 and to the amount resulting from the integration of DTN.
     Other long-term obligations include the total amount outstanding under government loans, customer deposits, the provision for the extraordinary variable compensation plan and other payments due to suppliers, and are more fully discussed in Note 18 to our consolidated financial statements.
     Purchase obligations include any agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
     On January 28, 2009, our directors and senior management were:

			Expiration of
Name	Age	Position	Director Term
Manuel Sánchez	45	Director, Chairman and Chief Executive Officer	2010
HRH Carlos de Borbón	71	Director	2010
Miguel Cuenca	61	Director	2010
Eduard Punset	72	Director	2010
Javier Salas	60	Director	2010
José B. Terceiro	65	Director	2010
Cándido Velázquez-Gaztelu	72	Director	2010
Bernardo Villazán	49	Director	2010
Emilio Cassinello	72	Director	2010
José Manuel Fernández Norniella	63	Director	2012
José I. del Barrio	46	Executive Vice President Global Services
Francisco Cáceres	47	Chief Technical Officer
Bárbara Zubiría	33	Chief Accounting and Reporting Officer (Principal Financial and Accounting Officer)
Manuel Fernández Maza	35	Chief Finance Officer
Carmen Rodríguez	38	Chief Audit Officer
Larry Stack	56	President — Energy
José Montoya	62	President — Transportation
Dave Jardine	66	Chairman and President — North America
José María Flores	47	Executive Vice President Transportation
Ignacio González	41	Executive Vice President Energy
Javier Garoz	39	Executive Vice President Environment and Business Development
Dai Yue	45	Chairman — China
Luis Rancé	66	Chairman — Mexico
Marcio Leonardo	57	Chairman — Brazil
Adolfo Borrero	47	Executive Vice President Public Administration and Healthcare
Robert Gordon	60	Chief Executive Officer, DTN
Lidia García	35	Legal Counsel
Aránzazu Caja	35	Director of Human Resources
Rafael Bago	40	Chief Operating Officer
     Manuel Sánchez — Director since January 2002, Chairman and Chief Executive Officer. Mr. Sánchez joined Telvent in 1989 as a software engineer. In 1995, he became Telvent Mexico’s General Manager. In 2000, he was promoted to the position of General Manager of Telvent Energía y Medio Ambiente, a subsidiary of Telvent. In 2001, Mr. Sánchez was named our Chief Executive Officer. Mr. Sánchez is also Chairman of GIRH, Abengoa’s human resources outsourcing subsidiary, since 2002. Mr. Sánchez was appointed as our Chairman in March 2004. He is also one of two joint directors of each of Telvent Investments, which is the Abengoa entity to which we transferred our ownership interest in our minority investments during 2004, and Telvent Corporation, which is a wholly-owned subsidiary of our majority shareholder. He holds a degree in Industrial Engineering from ICAI Madrid and a degree in business administration (IPADE, Mexico).
     He is currently also a member of Abengoa’s Strategy Committee and a Member of the Board of Abengoa Bioenergía, S.A.
     His Royal Highness Carlos de Borbón — Dos Sicilias y Borbón Parma — Director since January 2003. His Royal Highness has served as a board member of several companies, including CEPSA (a Spanish energy company), Iberpistas (the Spanish tollway operator), Reyalurbis, Petresa, Thyssen Group and Viajes Marsans, S.A. He also sponsors and presides over various foundations, including Banesto, San Benito de Alcántara (the Spanish Nature Conservation Foundation) and the Foundation for the Protection of the Environment. At present, he is the President of the Patronage of the Navy Museum, President of the Spanish Nobleman

Association, President of the Foundation United World Collegues and President of Diana Capital. HRH Carlos de Borbón earned a law degree from Complutense University (Madrid, Spain).
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
     Eduard Punset — Director since November 2000; a member of the Audit Committee until December 2007. Member of the Nominating and Compensation Committee since January 2008. Mr. Punset has written several books and co-authored others about the impact of technology on business growth. At present, he is a professor for several institutions and manages REDES, a television program about the public understanding of science. He is Chairman of Smart Planet (a multimedia science production company) and Board Member of Sol Meliá S.A. From 1969 to 1974 he was a senior member of The International Monetary Fund in Washington and their representative in the Caribbean. He was also the Deputy Director of Economic and Financial Studies for the Banco Hispano Americano and from 1980 to 1981, he was Spain’s Minister for Relations with the European Union. Mr. Punset has an Economics degree from the University of Madrid and received degrees in Monetary Economy at l’Ecole de Hautes Etudes of the Sorbonne and a Master in Science and Economy from the University of London. He is currently Professor of Science, Technology and Society at the Chemical Institute of Ramón Llull University (Barcelona).
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
     José B. Terceiro — Director since November 2000. Mr. Terceiro is a Professor of Applied Economics at the University Complutense of Madrid. Mr. Terceiro is Chairman of the Board of Advisers of Bioetonal Galicia, S.A. and is a Board Member of the Prisa Group, Abengoa, Unión Fenosa and Iberia Airlines of Spain. He previously held several Spanish government offices, including Undersecretary of the Cabinet Office, General Director for Libraries and Books, the National Education Advisor and Vice-President of the Center for Constitutional Studies. He was a member of the Economic and Social Council of Spain. In addition, Mr. Terceiro has also been a Professor at several other universities in Spain and abroad, including the Universidad de La Havana and he developed the program of the North-American Universities for the University of Madrid. From 1983 until 1999, Mr. Terceiro was the advisor of the Academic Board of the Royal College Complutense at Harvard. Mr. Terceiro holds a PhD in Economics from the University Complutense of Madrid.
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
     Bernardo Villazán — Director since May 2005, member of the Nominating and Compensation Committee since June 30, 2005 and Chairman of the Nominating and Compensation committee since January 2008. Mr. Villazán was Managing Director and Chairman of Lucent Technology Spain and Portugal until December 2006 when Lucent merged with Alcatel. He served as Chief Marketing Officer of Alcatel Lucent for Europe and South (Europe, Latin America, India, Africa and Middle East) until February 29, 2008. Since March 1, 2008, he has been Chief Operating Officer of Barloworld Finanzauto. He has worked for more than 20 years in the Information Technology and Telecommunications sectors, Mr. Villazán is a member of the Advisory Administrators Institute of Spain, and was also a member of the Board of Directors and Treasurer of AETIC (Association of Electronics, Information Technologies and Telecommunications companies of Spain). Mr. Villazán has a degree in Industrial Engineering from the ICAI in Madrid, and a PADE from the IESE in Madrid.
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
     José Ignacio del Barrio — Executive Vice President, Global Services. Mr. del Barrio has worked for Abengoa and Telvent since July 1988. Mr. del Barrio started his career in Telvent as a Project Manager for large-scale strategic projects in Africa and Latin America in the Communications Division and was later promoted to Director of the International Department. In 1993, he was named Telvent Mexico’s General Manager. After three years in Mexico, he took the position of Sales and Marketing Director of Telvent Energía y Medio Ambiente S.A. and in 1998 he was named Managing Director of the Communications Division. In 2001, he was named Telvent’s General Manager, where he founded and held executive positions in Telvent Housing, Telvent Datahouse and Telvent Interactiva. Currently, Mr. del Barrio is the Executive Vice President of Telvent Housing and Telvent Outsourcing. Mr. del Barrio is also one of two joint directors of each of Telvent Investments, which is the Abengoa entity to which we transferred our ownership interest in our minority investments during 2004, and Telvent Corporation, which is a wholly-owned subsidiary of our majority shareholder. Mr. del Barrio graduated with a degree in Telecommunications Engineering from UPM (Madrid, Spain), and holds a degree from the Business Administration Program from IESE (Barcelona, Spain).
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
     Bárbara Zubiría — Chief Accounting and Reporting Officer (Principal Financial and Accounting Officer). Chief Financial Reporting Officer since October 2006, Head of Investor Relations since March 2008 and Chief Accounting Officer since November 2008. From April 2005 to October 2006, Ms. Zubiria served as our Chief Audit Officer. Before joining Telvent in 2005, Ms. Zubiría Furest worked as a manager in the Global Offering Services (GOS) group of Deloitte & Touche in Madrid, Spain, focusing on U.S. and international reporting and SEC compliance. She also worked as a financial auditor for 3 years, both for Arthur Andersen in Miami, Florida and then in Madrid, and for KPMG in Miami. Ms. Zubiría earned a Bachelor of Business Administration, cum laude, with a specialty in accounting, and a Master of Science (Accounting and Auditing) from Florida International University of Miami,

Florida. She is licensed as a Certified Public Accountant (CPA) by the State of Florida. She also completed an Executive Management Development program from IESE Business School.
     Manuel Fernández Maza — Chief Financial Officer. Mr. Fernandez, current Chief Financial Officer of Telvent, joined Telvent in 2003 as Financial Director. Since September 2006, Mr. Fernandez held the position of CFO of Telvent North America, which included Telvent’s four subsidiaries in the United States and one in Canada. Prior to joining Telvent, Mr. Fernandez spent five years in different areas and companies within Abengoa: Financial Director of Teyma Abengoa (Argentina) and Abengoa Chile, Financial Controller of Abengoa Mexico, and Audit and Consolidation Department of Abengoa. Mr. Fernandez holds a Bachelor of Business Administration from Seville University, Spain, and an Executive MBA from IESE Business School in Madrid, Spain.
     Carmen Rodríguez — Chief Audit Officer. On October 17, 2006, Ms. Carmen Rodríguez was appointed by the Audit Committee as the new Director of Internal Auditing. Ms Rodríguez has been in charge of internal auditing for the Company since 2003. Ms Rodríguez joined Telvent in January 2002 as an Internal Auditor. In September 2003, she was promoted to the position of Internal Audit Manager and has been working in the implementation of Telvent’s system of internal control over financial reporting for the last three years. Prior to joining Telvent, Ms. Rodríguez worked three years in the tax practice of PricewaterhouseCoopers in Madrid, Spain. Before that, from 1996 to 1999, Ms. Rodríguez worked in the Financial Department of Visa. Ms. Rodríguez holds a bachelors degree in Business Administration and Economics from the CEU University of Madrid. In addition, she has a Masters Degree in Taxation from the Instituto de Empresa (Madrid, Spain).
     Larry Stack — President, Energy. Since January 2007, Mr. Stack has been responsible for the operations of our Energy segment. Beginning in 1986 at Valmet (later known as Metso Automation), a leading international automation company, Mr. Stack held various project, research and development management and executive positions. Mr. Stack held the position of Chief Technology Officer of Telvent from January 2003 to January 2006, then Vice President of Telvent North America from 2006 through 2007 when he was promoted to his current position. Mr. Stack graduated in Electronics Engineering Technology (with Honors) from the Southern Alberta Institute of Technology.
     José Montoya — President, Transportation from January 2007. From 1989 until December 2006, Mr. Montoya held the position of Vice President of Transportation. In 2007 he was appointed President of Transportation. Mr. Montoya held the position of Vice President Transportation. Currently, he is a member of the board of directors of several of our subsidiaries. He is also the Vice-Chairman of the Spanish Traffic Organization (PEMTRA); Vice-President of the Spanish Road Association and a member of the Road Safety National Council, to which he was appointed by the Department of the Interior of Spain. Mr. Montoya graduated in engineering from the Universidad Politécnica de Linares and also holds an MBA from IESE (Madrid, Spain).
     David Jardine — Chairman and President — North America. Mr. Jardine has led the Calgary, Canada based-unit (Telvent North America), which we acquired in 2003, since 1987. Previously, he was Vice President of Westronic Inc., which manufactured automation products for the electric utility market and was subsequently sold to GE Power Systems. Mr. Jardine received a degree in Electrical Engineering from the University of Manitoba and holds an MBA from the Haskayne Business School of the University of Calgary.
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
     Ignacio González — Executive Vice President, Energy. Mr. González joined us in 1990 as a Project Engineer participating in key control systems projects. From 1995 to 1998, he worked as an engineer and Project Manager for the Electrical Sector. In 1998, he was promoted to the position of International Proposals Department Manager, which he held until 1999, when he was named Telvent Mexico’s General Manager. In 2002, he was named General Manager of Telvent Energía y Medio Ambiente. In 2006 he was appointed as Executive Vice President Electricity & Environment. In January 2007, he was appointed Executive Vice President — Energy. Mr. González holds an honors degree in Industrial Engineering, with a specialization in electricity, from Seville University and an MBA from Institute San Telmo (Seville).

     Javier Garoz — Executive Vice President, Environment and Business Development. From 2002 until December 2003, Mr. Garoz assumed the position of Manager of the Environmental Division in Seville. He joined Telvent in 2001, holding several positions in sales and management. He had worked for 16 years in several international and national businesses occupying the post of General Director, European Commercial Director, Director of International Marketing, Regional Director and Sales manager. Javier Garoz has a bachelor’s degree in marketing and commercial management through ESIC. He has completed the Program of Director Development through IESE.
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
     Adolfo Borrero — Executive Vice President, Public Administration and Healthcare. Since May 2005, Mr. Borrero has been CEO of Telvent Interactiva, whose main activity is the development of the healthcare and government IT business of Telvent. Mr. Borrero has been involved as General Manager for Telvent Interactiva since August 2000, when the company was incorporated as an spin-off of Telvent Energía y Medio Ambiente. Previously, Mr. Borrero held the position of Division Manager of e-Business development during 2000; Division Manager of Information Systems in 1999; Division Manager of Electrical Distribution in 1998. Previously, Mr. Borrero worked in Sainsel. Mr. Borrero has a degree in electrical engineering from Escuela Superior de Ingenieros Industriales de Sevilla (1986) and an MBA from Instituto Internacional San Telmo (1995). He is also President of Asociación Española de Tecnologías de la Información y de Conocimiento (AETIC), Andalusian branch, and VP of Centro Andaluz de Innovación de la Tecnología de la Información y las Comunicaciones (CITIC), two IT leading organizations in Spain.
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
     Robert Gordon — Chief Executive Officer DTN. Since November 2008, Mr. Gordon has been responsible for the operations of our Agriculture segment. Prior to joining DTN in July 2001, Mr. Gordon served as vice president of Carleton Operations, for Oracle Corporation, which acquired Carleton in January 2000. In this position, he was responsible for integrating Carleton’s products and operations with Oracle’s data warehousing operations. At Carleton Corporation, where he served as chairman, CEO and president prior to his tenure at Oracle, Mr. Gordon established Carleton as the market leader in the rapidly growing area of customer data management. Carleton’s Pure•View products enable organizations to integrate diverse sources of data to create complete, accurate customer information for customer relationship management. Prior to Carleton, Mr. Gordon was chairman, CEO and president of Apertus Technologies, which focused on marketing a new generation of networking technology for integrating internets with IBM mainframe computers. Mr. Gordon also served as president of Lee Data Corporation and executive vice president corporate development for First Bank System, Inc. In addition, he served as a management consultant at McKinsey & Company. Mr. Gordon earned a bachelor of commerce degree from the University of Saskatchewan and a master’s degree in business administration from the University of Chicago.
B. COMPENSATION
Senior Management and Director Compensation
     For the year ended December 31, 2008, we paid aggregate directors’ fees plus meeting allowances and consulting fees of approximately € 0.7 million to our directors and we paid aggregate compensation (including salary and bonus) of € 4.6 million to the twenty members of our senior management listed above. These figures include accruals for contingent or deferred compensation.
Certain Transactions and Relations
     During 2008, H.R.H. Mr. Carlos de Borbón received € 46,961.96 in consulting fees from Telvent Corporation, S.L.
Formula-Based Stock Compensation Plan
     Under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa, before our IPO, to buy our ordinary shares from Abengoa. Such purchases were financed by bank loans guaranteed by Abengoa, and the ordinary shares purchased by the participating employees are pledged as collateral to the lenders. In addition, the participating employees and Abengoa entered into call option agreements that provided that Abengoa, in certain circumstances (including certain events of non-continuation of employment), was entitled to buy back the employee’s shares at a price equal to the amount paid by the employee, plus the interest on the loan guaranteed by Abengoa in favor of the employee.
     The ordinary shares sold under the stock purchase plan contained certain performance and vesting features. As of December 31, 2008, all shares granted under this Plan were fully vested.
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
2007 Extraordinary Variable Compensation Plan
     On March 22, 2007, the Nomination and Compensation Committee of the Telvent Board of Directors and the Telvent Board of Directors approved a variable compensation plan (the “Plan”) for members of the senior management of Telvent and its subsidiaries. The participants in the Plan include currently 31 members of the senior management of Telvent and various subsidiaries, including business unit managers, senior project managers, technical and research and development managers and corporate services officers and managers (the “Participants”). The Plan is based on the accomplishment of objectives based on the 2006 Strategic Plan of Telvent. The duration of the Plan is five complete fiscal years, commencing January 1, 2007, and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur not later than June 30, 2012, after the verification of the fulfillment of the objectives based on the annual audit reports.
     The Plan provides for extraordinary, variable compensation to the Participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each Participant. The total amount available for distribution under the Plan is € 10,480. The compensation only vests and becomes payable after the end of the fifth year of the Plan.
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
     On December 18, 2008, the Nomination and Compensation Committee and the Company’s Board of Directors approved an amendment to the Plan. Upon certain events, the amendment accelerated certain compensation that its participants are eligible to earn. In the event of a sale of 100% of the issued and outstanding ordinary shares (the “Shares”) of the Company whereby the Shares are sold at a price higher than the then-current market value of the Shares, subject to the approval the Board of Directors upon the recommendation of the Committee, all compensation that each participant is eligible to earn within the five-year period commencing on January 1, 2007 and ending on January 1, 2011 will be deemed to be earned and vested. In the event of any other sale of a controlling interest in the Company and irrespective of the price at which the Shares are sold, all compensation that each participant is eligible to earn with respect to the completed fiscal years at such time will be deemed to be earned and vested automatically and without further action of the Committee six months following the closing of such sale.
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
     Under Spanish law, the board of directors may delegate its powers to an executive committee or other delegated committee or to one or more executive officers, unless the shareholders, through a meeting, have specifically delegated certain powers to the board and have not approved the board’s delegation to others. Since November 2008, the independent directors on our board of directors have held meetings in conjunction with the regular meetings of the board of directors. Spanish corporate law provides that resolutions appointing an executive committee or any executive officer or authorizing the permanent delegation of all, or part of, the board’s power require a two-thirds majority of the members of the board of directors. Certain powers provided in Spanish corporate law may not be delegated, including the drafting of the financial statements and the proposal for its approval by the shareholders at their annual meeting, disapproval of which would prohibit the filing of the company’s annual accounts in the Mercantile Registry of Madrid.

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
Nominating and Compensation Committee
     The Nominating and Compensation Committee was established in June 2005. The Nominating Committee is responsible for reporting to the Board of Directors on matters relating to the appointment, reelection, retirement, removal and compensation of the members of the Board of Directors, on general policy relating to compensation and incentives for the aforesaid members and executive officers. The committee is responsible for preparing the proposals that the Board of Directors puts to the General Meeting of shareholders for the appointment or removal of Directors, including those appointed by the Board of Directors to fill vacancies.
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
D. EMPLOYEES
     We had the following number of employees as of the dates and in the functional areas specified in the following table:

	As of December 31,
	2008	2007	2006
Sales and marketing	427	337	269
Research, development and innovation	549	502	330
Management and administration	1,769	775	589
Engineering and integration	3,355	3,136	2,314

Total employees	6,100	4,750	3,502

     Our employees were located in the following geographic areas as of the dates specified in the following table:

	As of December 31,
	2008	2007	2006
Europe	3,657	3,141	1,881
North America	1,829	1,013	946
Latin America	439	431	504
Asia-Pacific	175	165	171

Total employees	6,100	4,750	3,502

E. SHARE OWNERSHIP
     The following table sets forth certain information regarding beneficial ownership of our ordinary shares by each of our senior management and each of our directors as of March 3, 2009.

		Percentage of
Name of Beneficial	Total Shares	Ordinary
Owner(1)	Beneficially Owned	Shares(2)
Manuel Sánchez	333,000	*
HRH Carlos de Borbón	—	—
Miguel Cuenca	—	—
Eduard Punset	—	—
Javier Salas	—	—
José B. Terceiro	—	—
Cándido Velázquez-Gaztelu	—	—
Bernardo Villazán	600	*
Emilio Cassinello	—	—
Jose Manuel Fernández	—	—
José I. del Barrio	87,500	*
Francisco Cáceres	—	—
Bárbara Zubiría	—	—
Manuel Fernández	—	—
Carmen Rodríguez	—	—
Larry Stack	72,000	*
José Montoya	136,620	*
Dave Jardine	108,000	*
José María Flores	80,000	*
Ignacio González	120,000	*
Javier Garoz	—	—
Dai Yue	—	—
Luis Rancé	—	—
Marcio Leonardo	—	—
Adolfo Borrero	80,000	*
Robert Gordon	1,937	—
Lidia García	—	—
Aránzazu Caja	—	—
Rafael Bago	—	—
All directors and executive officers as a group (29 persons)	1,019,657	2.99%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	* represents beneficial ownership of less than 1% of our ordinary shares.
     Each of the directors and executive officers listed above, except Bernardo Villazán and Robert Gordon acquired his or her shares through the stock compensation plan described in “Item 6.B — Directors, Senior Management and Employees — Compensation.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
     To the best of our knowledge, we only have the following three major shareholders (the term “major shareholder” means any shareholder that beneficially owns 5.0% or more of our outstanding ordinary shares): Abengoa, FMR LLC. and Waddell & Reed Financial Inc. (“Waddell”).
Abengoa
     According to a Schedule 13D filed on November 6, 2008 by Abengoa, after the consummation of our private placement (see “Item 10.C Additional Information — Material Contracts”) as of October 28, 2008, Abengoa beneficially owned 21,777,470 shares, or 63.9% of our outstanding ordinary shares, through its two subsidiaries, Siema AG (“Siema”) and Telvent Corporation, S.L. (“Telvent

Corporation”). Siema directly owned 2,234,600 shares, or 6.6% of our outstanding ordinary shares. Telvent Corporation directly owned 19,542,870 shares, or 57.3% of our outstanding ordinary shares. Miguel Angel Jiménez- Velasco, as authorized representative, exercises voting rights and dispositive powers over the shares owned by Telvent Corporation. Mr. Jiménez-Velasco disclaims any beneficial ownership of the shares.
     According to the Schedule 13D, Siema is owned 99.98% by Siema, S.A., 0.01% by José Ignacio del Barrio and 0.01% by Manuel Sánchez Ortega. Telvent Corporation is owned 99.99% by Abengoa and 0.01% by Siema S.A., which was owned 99.99% by Abengoa.
As of December 31, 2008, we believe that Inversión Corporativa owned approximately 56.0% of the shares of Abengoa. Inversión Corporativa is a private corporation, which we believe has approximately 300 shareholders, none of whom we believe has a controlling interest. Prior to our IPO, Abengoa owned 91% of our ordinary shares.
     Following the IPO and the partial exercise of the underwriters’ overallotment option, Abengoa’s percentage ownership of our ordinary shares decreased to its current level.
FMR LLC
     According to a Schedule 13G filed on February 17, 2009, FMR LLC indirectly owned 2,659,890 shares or 7.8% of our outstanding ordinary shares. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, beneficially owned 2,659,860 shares, or 7.8% of our outstanding ordinary shares, as a result of acting as an investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Mid Cap Stock Fund, amounted to 2,067,800 shares, or 6.06% of our outstanding ordinary shares. Fidelity Mid Cap Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.
     Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the funds, each have sole power to dispose of the shares owned by the funds.
     Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares are voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.
     Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the fidelity funds, which power resides with the funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Board of Trustees.
Waddell
     According to joint Amendment No. 1 to schedule 13G, filed on February 4, 2009, by Waddell & Reed Financial, Inc. (“WDR”), Waddell & Reed Financial Services, Inc. (“WRFSI”), Waddell & Reed, Inc. (“WRI”), Waddell & Reed Investment Management Company (“ WRIMCO”) and Ivy Investment Management Company (“IICO” and, together with WDR, WRFSI, WRI and WRIMCO, the “Waddell 13G Filers”) own an aggregate of a total of 1,991,509, or 5.8%, of our ordinary shares as follows:

WDR:	1,991,509 (indirect)
WRFSI:	1,578,715 (indirect)
WRI:	1,578,715 (indirect)
WRIMCO:	1,578,715 (direct)
IICO:	412,794 (direct)

     According to the joint Amendment No. 1 to schedule 13G, such securities are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by IICO, an investment advisory subsidiary of WDR or WRIMCO, an investment advisory subsidiary of WRI. WRI is a broker-dealer and underwriting subsidiary of WRFSI, a parent holding company. In turn, WRFSI is a subsidiary of WDR, a publicly traded company. The investment advisory contracts grant IICO and WRIMCO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 promulgated under the Securities Exchange Act of 1934. Matt Norris, Vice President of Research of both IICO and WRIMCO, exercises voting rights and dispositive powers over such shares. Mr. Norris disclaims beneficial ownership of such shares.
     According to the joint Amendment No. 1 to schedule 13G, each of the Waddell 13G Filers are of the view that they are not acting as a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to WRIMCO and IICO.
     Additionally, on October 28, 2008, three other Waddell entities managed by WRIMCO and IICO purchased our ordinary shares pursuant to our private placement transaction described in “Item 10.C Additional Information — Material Contracts”. Waddell & Reed Advisors Funds, Inc. Science & Technology Fund (“WRAFST”) purchased 808,200 ordinary shares in our private placement. Together, with the ordinary shares owned by WRAFST prior to our private placement, WRAFST owns an aggregate of 2,135,930, or 6.27%, of our ordinary shares. Ivy Funds, Inc. Science and Technology Fund (“IFSTF”) purchased 260,000 ordinary shares in our private placement. Together, with the ordinary shares owned by IFSTF prior to our private placement, IFSTF owns an aggregate of 541,100, or 1.59%, of our ordinary shares. Ivy Funds VIP Science & Technology (formerly W&R Target Funds, Inc. Science and Technology Portfolio) (“IFVIP” and, together with WRAFST and IFSTF, the “Waddell Purchasers”) purchased 108,271 ordinary shares in our private placement. Together with the ordinary shares owned by IFVIP prior to the private placement, IFVIP owns an aggregate of 292,071, or .86%, of our ordinary shares. Each of the Waddell Purchasers is an open-end investment company or other managed account that is advised or sub-advised by WRIMCO or IICO. Therefore, we believe that the Waddell 13G Filers and the Waddell Purchasers beneficially own an aggregate of 4,960,610, or 14.5%, of our ordinary shares.
B. RELATED PARTY TRANSACTIONS
Services and Supplies Provided by Abengoa to Us
     During the years 2008, 2007 and 2006, we entered into, or renewed, a number of service agreements with Abengoa for the provision of professional services to assist, improve and support us with the expansion of our activities. These transactions were completed at market rates. These services include:
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
     Each agreement has a one-year term and is extended annually unless terminated by either party within 30 days prior to its expiration. Our subsidiaries may reduce the level of services they request under these agreements. Each agreement provides that either party may terminate the agreement if the other party does not fulfill its obligations. None of the agreements may be assigned without the prior written consent of the other party. The total amounts of the services provided by Abengoa under the services agreements were € 5.9 million, € 4.9 million and € 4.1 million in 2008, 2007 and 2006, respectively.
     We also have entered into a service agreement with Gestion Integral de Recursos Humanos, S.A., or GIRH, a subsidiary of Abengoa. This agreement provides us with services for personnel management, recruiting and hiring personnel, human resources development, employment relationships and occupational safety. This agreement was entered into in 2004, with one-year renewable terms unless terminated by either party within 60 days of expiration. We recorded expenses under this agreement of € 2.1 million, € 1.5 million and € 1.2 million in 2008, 2007 and 2006, respectively. Our chairman and chief executive officer, Manuel Sánchez, is also the chairman of GIRH.
     In addition to the services agreements, we purchase a variety of supplies from Abengoa and its subsidiaries, which primarily consist of production, assembly and engineering of electronic and control boards and mechanical installation services. Our purchases of supplies from Abengoa and its subsidiaries totaled € 7.6 million, € 11.4 million and € 9.8 millions in 2008, 2007 and 2006, respectively. We believe these purchases were on at least as favorable terms and conditions as we could have obtained from third party suppliers.
     We also lease our Mexico facility to Abengoa México S.A. de C.V. (See “Item 10.C Additional Information — Material Contracts” for more information about this lease) and a related maintenance services to Abengoa Servicios México S.A. de C.V. Our lease expenses in 2008 totaled € 0.5 million.
Services Provided by Us to Abengoa
     We, and our subsidiaries, have an agreement to provide services to Abengoa primarily for the provision of communications, IT and related services. The largest of these agreements involve our subsidiary, Telvent Outsourcing, which has agreements with Abengoa that generally provide for one-year terms and are renewable annually. In 2008, 2007 and 2006, the revenues from these agreements amounted to € 19.4 million, € 15.6 million and € 11.8 million, respectively.
     We also lease part of our Seville facilities to several members of the Abengoa Group. Lease revenues related to the portion of our Seville facility leased to members of the Abengoa Group in 2008, 2007 and 2006 totaled € 0.3 million, € 0.6 million and € 0.6 million, respectively.
     Finally, we also lease part of our Madrid facility space to several members of the Abengoa Group. Lease revenue related to the portion of our Madrid facility leased to members of the Abengoa Group was € 0.9 million during 2008.
Reciprocal Loan Agreement with Abengoa
     On April 20, 2004, we established a bilateral credit arrangement with Abengoa which replaced any prior credit arrangements. Under this arrangement, we and Abengoa could borrow funds from or lend funds to each other, from time to time upon not less than 24 hours’ notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). On August 1, 2007, we amended the agreement to increase the maximum credit limit to € 60.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR or LIBOR for borrowings other than in Euros, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either the Company or Abengoa may elect not to make loans to the other. This arrangement had an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party. In 2009 the spread over the interest rate that it will be applied to this credit agreement will be increased, changing the actual 0.75% for an 1.15%.
     Under this bilateral credit arrangement, if any of the parties requests an advance that would cause the total amount owing by that party to exceed the established credit limit, the other party can decide to lend that amount, in its sole discretion. In this case, according to the terms of the bilateral agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. During 2008, the credit limit was exceeded with the authorization of Abengoa and, thus, the bilateral credit agreement was automatically modified.
     On December 1, 2002, Telvent Mexico also established a bilateral credit arrangement with Abengoa Mexico. Under this agreement Telvent Mexico and Abengoa Mexico may borrow funds or lend funds to each other up a maximum of U.S. $10.0 million. The agreement has been amended two times, the first time, on January 1, 2006, to increase the maximum of the credit limit to U.S. $25.0 million and the last time, on June 1, 2007 to increase the maximum credit limit to U.S. $30.0 million. Borrowings under these credit arrangements bear interest at three-months LIBOR plus variable margin of 0.0% to 6.0%. These arrangements renew for annual one-year terms until terminated by either party.
     Both of the credit arrangements result in an aggregate credit line of approximately € 81.6 million. As of December 31, 2008 the net credit line receivable was € 4.8 million, with € 81.6 million remaining available as of this date. We incur no costs and receive no payments under these arrangements unless and until we borrow or loan funds thereunder.
Private Placement of the Company’s Ordinary Shares
     On September 11, 2008, we entered into purchase agreements with certain of our existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A. In connection with this private placement, Telvent Corporation purchased 3,576,470 of our ordinary shares, nominal value € 3.00505 per share, at a negotiated price per share of U.S. $21.25. See “Item 10.C Additional Information — Material Contracts” for a complete discussion of the private placement.
C. INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
     Please see “Item 18 — Financial Statements” and pages F-2 through F-44 of this annual report.
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
     On December 12, 2007, the Audiencia Nacional made an order dismissing the action against Mr. Velázquez Gaztelu. On January 16, 2009, the Audiencia Nacional issued an order dismissing all appeals against the order made December 12, 2007. This order is non-appealable, final and binding, therefore the proceedings are closed with respect to Mr. Velázquez Gaztelu.
El Toyo Project
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on June 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain, therefore, we consider that the matter has now been concluded.
     As of December 31, 2008, the development and installation work for the El Toyo Project was substantially complete.
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
     Spanish law requires us to allocate at least 10% of our net income each year to a legal reserve, until the balance of such reserve is equivalent to at least 20% of our issued share capital. A corporation’s legal reserve is not available for distribution to shareholders except upon liquidation. Our legal reserve, as of December 31, 2008, was below the required level of 20% of our issued share capital as of such date. Each year we are required to add 10% of our annual income, measured on an unconsolidated basis in accordance with Spanish GAAP, to our legal reserve each year until we have reached the required legal reserve of 20% of our issued share capital. In 2008, 10% of our previous year net income, measured on an unconsolidated basis in accordance with Spanish GAAP, was € 2.4 million. We may also make payment of dividends from our distributable reserves. As of December 31, 2008, we had distributable reserves of € 15.8 million. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually, although our board of directors or shareholders under certain circumstances may declare a distribution of interim dividends based on the fiscal year’s results out of our distributable reserves and/or the profits since the beginning of the fiscal year if we have the minimum balance in our legal reserves and other reserves established by our bylaws.
     Prior to our initial public offering, as a 91.0% subsidiary of Abengoa, we distributed our net income to our shareholders to the extent permitted by Spanish law. We will consider paying cash dividends in the future subject to approval at our Shareholders’ meeting. We anticipate that any dividends that we do pay will be declared in Euros, as required by Spanish law, but paid in U.S. Dollars at the exchange rate as of the time of declaration of such dividends. We may pay shareholders resident in Europe in Euros. Our bylaws require majority shareholder approval for the declaration of dividends. As Abengoa owns a majority of our ordinary shares, it effectively is able to control our dividend policy.
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
     Dividends may be subject to withholding tax in Spain. Dividends payable by us to non-residents of Spain are subject to withholding tax at the rate of 18%, subject to reductions pursuant to applicable tax treaties. See “Item 10.E Additional Information — Taxation”.
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
     On May 22, 2008, the payment of a dividend on our ordinary shares in the amount of € 0.34 per share was approved during our ordinary shareholders meeting. Such dividend was paid in U.S. Dollars on June 24, 2008 at the exchange rate set by the Spanish “Boletin Oficial del Estado” for May 22, 2008.
B. SIGNIFICANT CHANGES
     There have been no significant changes since the date of the financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
     The trading history of our ordinary shares began with their listing on the NASDAQ National Market beginning on October 21, 2004 in connection with our initial public offering. The following table sets forth the closing price history of our ordinary shares since our IPO:

	High Market
	Price	Low Market Price
	($ Per Share)	($ Per Share)
Annual highs and lows
2005	12.55	7.13
2006	16.30	10.76
2007	29.06	14.33
2008	28.25	7.33
Quarterly highs and lows
2007
First Quarter	19.70	14.33
Second Quarter	28.34	17.70
Third Quarter	28.06	21.51
Fourth Quarter	29.06	24.09
2008
First Quarter	27.96	19.72
Second Quarter	28.25	23.69
Third Quarter	24.91	17.90
Fourth Quarter	19.94	7.33
Monthly highs and lows
2008
September	23.83	17.90
October	19.94	9.30
November	11.88	7.33
December	14.93	9.00
2009
January	14.73	13.00
February	14.71	12.25
B. PLAN OF DISTRIBUTION
     Not applicable.
C. MARKETS
     Our ordinary shares are traded only on the NASDAQ Global Select Market under the symbol “TLVT”.
D. SELLING SHAREHOLDERS
     Not applicable.
E. DILUTION
     Not applicable.
F. EXPENSES OF THE ISSUE
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
     Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION
     The following discussion addresses some provisions of our bylaws and also compares some aspects of Spanish corporation law, which applies to us, to the Delaware General Corporation Law, the state law under which many corporations in the U.S. are incorporated, or, where relevant, to U.S. federal laws. This comparative information is only a summary, and it is subject to the complete text of our Articles of Association, which are incorporated by reference in the exhibits to this report and to the complete texts of the referenced laws, including the Spanish Corporation Law of 1989, as amended, and the Delaware law, including the Delaware General Corporation Law, and U.S. federal laws, as amended. Our charter documents are our Deed of Incorporation and our bylaws. Our bylaws set forth our purposes, our authorized share capital and the terms of our shares, and other important aspects of our corporate governance. The English translation of our bylaws is titled “Articles of Association,” after their Spanish title Estatutos Sociales.
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
Directors
General
     Spanish Law. Under Spanish Law, the board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Spanish corporation owe specific fiduciary duties of care, loyalty and confidentiality to the corporation. In general terms, Spanish corporation law requires directors to perform their duties with the diligence of a responsible businessperson and a loyal representative complying with the duties set forth in the law and the bylaws of the corporation. In addition, directors are required to keep themselves informed of the corporation’s business. In addition, Spanish corporation law was modified in 2003 to provide for specific duties of directors in connection with loyalty, conflicts of interest, information and confidentiality, as detailed below.
     Delaware Law. Under Delaware Law, the board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of the corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

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
     Delaware Law. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:
•	the material facts as to the interested director’s relationship or interest are disclosed and either a majority of disinterested directors or the stockholders approve the transaction; or

•	the transaction is fair to the corporation at the time it is authorized, approved or ratified by the board of directors, a committee of the board of directors or the stockholders.
Power to Vote on Compensation for One or More Directors without an Independent Quorum
     Our Bylaws and Spanish Law. Our directors do not have the authority to vote on director compensation; Article 24 of our bylaws provides that directors’ compensation shall be determined yearly by the shareholders at the ordinary meeting of shareholders. Please see the discussion under “Shareholder Rights — Shareholder Meetings,” below, for information on quorum requirements.
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
Shareholder Rights
Dividend Rights
     Our Bylaws and Spanish Law. Our bylaws require majority shareholder approval for the declaration of dividends. Under Spanish law, a corporation may declare and pay dividends only out of profits remaining after required transfers to legal reserves, or out of distributable reserves, and only if the net worth of the corporation is not, before or as a result of the dividend distribution, lower than its issued share capital. A person is entitled to dividends if such person was a shareholder on the dividend payment date adopted by our shareholders’ resolution to declare such dividends; its entitlement to those dividends lapses on the fifth anniversary of the payable date. However, our transfer agent would dispose of unclaimed dividends in accordance with the abandoned-property laws of our shareholders’ jurisdictions of residence (as shown on the transfer agent’s records). Please see “Dividends” under “Item 8.A — Financial Information — Consolidated Financial Statements and Other Financial Information” for a discussion of our dividend policy, our legal reserves, and how our transfer agent would treat unclaimed dividends.
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
     Delaware Law. The Delaware General Corporation Law affords stockholders, in certain cases, the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation, subject to certain exceptions.
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
     At ordinary general meetings, shareholders are asked to approve the actions of our management, the financial statements for our previous fiscal year, the allocation of our profit or loss and any other item included on the agenda. All other matters may be addressed at extraordinary general meetings called for such purposes. After our shareholders approve our financial statements, we must file them with the Mercantile Registry of Madrid. If our shareholders do not approve our financial statements, we cannot file our annual accounts with the Mercantile Registry. If we do not file our annual accounts within one year after the end of the relevant fiscal year, we are precluded from registering any other resolution with the Mercantile Registry until we have filed the annual accounts.
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
     Spanish law provides that shareholders of record not less than five days before any shareholders’ meeting must be allowed to vote at such shareholders’ meeting.
     Any share may be voted by written proxy, and proxies may be given to any individual. Proxies are valid only for a single meeting. Neither our bylaws nor Spanish law require us to solicit proxies from shareholders. We plan to make a form of proxy available to shareholders through our website in advance of shareholders’ meetings.
     Our bylaws provide that, on the first call of an ordinary shareholders’ meeting, a duly constituted ordinary meeting of shareholders requires a quorum of at least 25% of our subscribed share capital and, if quorum was not obtained on the first call, on the second call, the meeting is validly convened regardless of the share capital attending. However, certain major corporate actions (such as issuing additional ordinary shares, increasing or decreasing share capital, issuing debt securities, amending the bylaws or mergers) that require shareholder approval can only be approved at a meeting at which 50% of the subscribed share capital is present or represented on the first call or 25% of the subscribed share capital is present or represented on the second call. When the shareholders attending a meeting represent less than 50% of the subscribed share capital, resolutions on any of these major corporate actions must be adopted by the affirmative vote of at least two-thirds of the share capital present or represented at such meeting. A shareholders’ meeting at which 100% of the capital stock is present or represented is validly constituted even if no notice of such meeting was given, and, upon unanimous agreement, shareholders may consider any matter at such meeting.
     A resolution passed in an ordinary meeting of shareholders by a majority of the shares represented in person or by proxy is binding on all shareholders, subject to Spanish law. In certain circumstances, such as substitution of corporate purpose or change of corporate form, Spanish law allows shareholders holding non-voting stock and dissenting or absent shareholders to withdraw from the company. In the case of resolutions contrary to law, the bylaws or public policy, the right to contest is extended to all shareholders; however, in the case of resolutions contrary to the bylaws or to public policy, those shareholders who were present at the meeting and did not oppose such resolutions may not contest them.
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
     Stockholders of Delaware corporations can authorize another person or persons to act for them by proxy. Such proxies can be valid for the period specified therein, which can extend for multiple years. In addition, NASDAQ-listed companies must comply with a NASDAQ requirement that they solicit proxies and provide proxy statements for all meetings of shareholders. NASDAQ has granted us an exemption from these requirements. We are also, as a foreign private issuer, generally exempt from the SEC’s rules governing the solicitation of shareholder proxies by publicly-traded companies. As noted above, we make a form of proxy available to our shareholders through our website in advance of shareholders’ meetings.
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
     In addition, beneficial owners of more than 10% of a class of such registered securities must file with the SEC a statement of ownership regarding those securities and report any subsequent changes in their ownership within two business days. However, because we are a foreign private issuer, beneficial owners of 10% or more of our securities are exempt from the latter such requirements. Furthermore, because we are a foreign private issuer, our executive officers and directors are exempt from the reporting requirements of Section 16 of the Securities Exchange Act and, therefore, are not required to file Forms 3, 4, and 5 with the SEC disclosing their ownership of such shares.
C. MATERIAL CONTRACTS
The following information summarizes certain significant terms of our material contracts.
Reciprocal loan agreement with Abengoa
     See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for a description of the loan agreement.
Telvent Canada credit agreement with ABN AMRO Bank N.V.
     Under a credit agreement, dated May 2, 2003, Telvent Canada had three separate credit facilities with ABN AMRO Bank N.V. (formerly known as LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch). The first facility (“Facility A”) was a secured revolving credit line for working capital purposes in a maximum amount which was originally up to U.S. $8.0 million (€ 5.9 million) but was reduced by an amendment dated, April 13, 2006, to a maximum of U.S. $6.0 million (€ 4.5 million). On April 19, 2007, Facility A was further amended to reduce the amount available to U.S. $3.0 million (€ 2.0 million) and to confirm that Facility B had been repaid and that no further amounts could be borrowed under that facility. On October 18, 2007, this credit agreement was amended to temporarily increase the amount available under Facility A to U.S. $5.0 million (€ 3.4 million) for a period of 30 days from October 18, 2007. Interest at a rate equal to LIBOR or a base rate index plus an applicable margin, at Telvent Canada’s option was payable on all amounts borrowed under Facility A.
     The second facility (“Facility B”) was a delayed draw, non-revolving, term loan facility in the amount of up to U.S. $5.5 million
(€ 4.2 million). Facility B was repaid in full in April, 2006.
     The third facility was added by an amending agreement dated April 13, 2006, under which the credit agreement was amended to reduce the amount of the credit available under Facility A from U.S. $8.0 million to U.S. $6.0 million and to add an additional secured revolving credit facility (“Facility C”) in a maximum aggregate principal amount of U.S. $12.0 million solely for the purposes of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA was required to provide bid, advance payment or performance securities. Under Facility C, the fees for letters of credit were calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by ABN AMRO Bank N.V.
     By an amending agreement, dated July 14, 2005, the credit agreement was amended to permit Telvent Canada to borrow amounts up to U.S. $4 million from time to time for working capital purposes from Telvent affiliates. The credit agreement was further amended by an amending Agreement dated December 11, 2007, to amend the definition of “Collateral” to exclude accounts receivable sold to ABN AMRO Bank N.V. under a Master Accounts Receivable Purchase Agreement dated December 11, 2007 made between Telvent Canada Ltd., Telvent USA, Inc., Telvent Miner & Miner, and ABN AMRO Bank N.V.
     All facilities matured in March 2008. All amounts owing under the Credit Agreement were refinanced under a Credit Agreement dated March 31, 2008 entered into between Telvent Canada Ltd. and ABN AMRO Bank N.V.

Telvent Canada refinancing credit agreement with ABN AMRO Bank N.V. (replacing the Telvent Canada credit agreement dated May 2, 2003)
     On March 31, 2008, our subsidiary Telvent Canada Ltd. (“Telvent Canada”) entered into a credit agreement (the “Credit Agreement”) with ABN AMRO Bank N.V. (the “Bank”) to replace the credit agreement, dated May 2, 2003, between Telvent Canada and the Bank (the “2003 Credit Agreement”). The Credit Agreement provides for three separate credit facilities, all of which are unsecured with respect to the assets of Telvent Canada and its subsidiary, Telvent USA. The obligations of Telvent Canada to the Bank are guaranteed by the Company.
     The first facility (“Facility A”) is a revolving credit line to be used to refinance all amounts outstanding as at March 31, 2008 under the 2003 Credit Agreement and for working capital purposes in a maximum aggregate amount of U.S. $3.0 million. Loans can be advanced in either Canadian dollars or U.S. Dollars, at Telvent Canada’s option. Loans in Canadian dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the Canadian prime rate, at Telvent Canada’s option. Loans in U.S. Dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the United States prime rate, at Telvent Canada’s option. The indebtedness of Telvent Canada under Facility A of the 2003 Credit Agreement was refinanced under Facility A of the New Credit Agreement on March 31, 2008.
     The second facility (“Facility B”) is a hedging facility in the maximum aggregate amount of U.S. $6.0 million, solely for the purpose of financing hedging agreements entered into by Telvent Canada. Hedging agreements include any agreement relating to a transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, currency option or any other similar transaction.
     The third facility (“Facility C”) is a credit facility in a maximum aggregate amount of U.S. $12.0 million solely for the purposes of issuing stand-by letters of credit in connection with projects in which Telvent Canada or Telvent USA is required to provide bid, advance payment or performance securities. Under Facility C, the fees for letters of credit are calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by the Bank. The obligations of Telvent Canada with respect to stand-by letters of credit issued under Facility C of the 2003 Credit Agreement were refinanced under Facility C of the New Credit Agreement on March 31, 2008.
     The credit facilities are made available to Telvent Canada at the sole discretion of the Bank. Borrowings under the credit facilities are repayable on demand and the Bank may terminate the New Credit Agreement at any time and for any reason. Upon demand or termination, the principal amount of all borrowings outstanding under the New Credit Agreement are due and payable in full within 30 days and Telvent Canada must deposit funds in the Bank for the full aggregate amount of unexpired letters of credit.
     As of December 31, 2008, there was U.S. $0.9 million and Canadian $1.9 million outstanding under Facility A, no amount used under Facility B and U.S. $3.5 million in letters of credit issued under Facility C.
Telvent Traffic North America credit agreement with Bamk of America
     On May 31, 2006, our subsidiary, Telvent Traffic, entered into a credit agreement with LaSalle Bank National Association (now with Bank of America as successor to LaSalle). The original amount available to Telvent Traffic under the credit agreement was up to U.S. $20.0 million. On April 24, 2007, Telvent Traffic entered into an agreement to amend the credit agreement to increase the amount available to a maximum of U.S. $25.0 million. The obligations of Telvent Traffic under the credit agreement are guaranteed by the Company. The credit facility is available for partial financing of acquisitions permitted under the agreement. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America or (ii) the London Interbank Offering Rate for U.S. Dollar deposits in the London Interbank Eurodollar market (“LIBOR”), plus an applicable margin which is based on the leverage ratio of the Company. The leverage ratio is the ratio of consolidated debt to consolidated EBITDA (net income plus the sum of expenses for interest, taxes, depreciation and amortization). The minimum margin is 0.75% and the maximum applicable margin is 1.25%. For prime rate loans, interest is payable quarterly in arrears. For LIBOR loans, interest is payable in arrears on the last day of each interest period, which can be one, two, three or six months, as selected by Telvent Traffic. This credit facility is not a revolving facility. By an amendment, effective June 16, 2006, the agreement was amended to reflect that the shares of Telvent Traffic were transferred from the Company to our subsidiary, Telvent Tráfico y Transporte, S.A., on that date.

     By an amending agreement dated April 30, 2007 the termination date of the credit agreement was extended to August 1, 2007. By an amending agreement, dated July 31, 2007, the termination date of the credit agreement was extended to November 1, 2007. By an amending agreement, dated October 31, 2007, the termination date of the credit agreement was extended to December 31, 2007. By an amending agreement, dated December 21, 2007, the termination date of the credit agreement was extended to April 30, 2008. By an amending agreement, dated April 28, 2008, the termination date of the credit agreement was extended to April 30, 2009.
     As of December 31, 2008, there was U.S. $25.0 million outstanding under this agreement.
Telvent GIT, S.A. credit agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A.
     On September 12, 2008, the Company, as borrower, entered into an unsecured loan agreement (the “Loan Agreement”) governed by Spanish law with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, as lenders, in the amount of
€ 57.5 million, divided into two different tranches: (i) Tranche A, in the amount of € 10.5 million, and (ii) Tranche B, in the amount of
€ 47.0 million. The full amount of the loans in the amount of € 57.5 million was drawn down on October 28, 2008 to partially finance the acquisition of DTN. The loans bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.25%. However, beginning June 30, 2009, loans under Tranche B will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.50% to 2.25%, depending on the Company’s Net Financial Debt/EBITDA ratio. Tranche A will be due and payable in one installment on September 12, 2009. Tranche B will be due and payable in one installment of € 5.1 million on September 12, 2009 and in annual installments of € 10.5 million on September 12 of each year thereafter until fully repaid.
     The Loan Agreement provides that in the event an entity other than Abengoa obtains control of the Company, a majority of the lenders have the right to demand payment within 15 days of all amounts borrowed by the Company under the Loan Agreement together with all interest, costs and other amounts owing under the Loan Agreement.
     The obligations of the Company under the Loan Agreement are guaranteed by Telvent Export S.L., Telvent Energía, S.A., Telvent Environment, S.A., Telvent Tráfico y Transporte, S.A., Telvent Portugal, S.A., Telvent México, S.A.CV, Telvent Brasil, S.A., Telvent Outsourcing, S.A., Telvent Housing, S.A., Telvent GIT, S.A., Telvent Interactiva S.A., Telvent Servicios Compartidos, S.A., Telvent Canada, Ltd, Telvent USA, Inc., Telvent Traffic North America Inc, Telvent Farradyne Inc.
     As of December 31, 2008, the balance outstanding under this agreement was € 56.9 million.
Services agreements with Abengoa
     See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for a description of the agreement.
Services agreement with Gestión Integral de Recursos Humanos, S.A. (“GIRH”)
     See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for a description of the agreement.
Underwriting agreement with the underwriters of our IPO
     On October 21, 2004, we and certain of our existing shareholders entered into an underwriting agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and SG Cowen & Co., LLC as representatives of the several underwriters, in which (i) the underwriters agreed to purchase from us, and we agreed to sell to them, all of the ordinary shares that we issued in our IPO, and (ii) the underwriters agreed to purchase from the selling shareholders, and the selling shareholders agreed to sell to them, certain of our ordinary held by the selling shareholders prior to our IPO, for a per-share price of U.S. $9.00 per share. We sold a total of 9,247,100 newly-issued ordinary shares, and the selling shareholders sold a total of 107,900 existing ordinary shares, to the underwriters under this agreement, including those sold to the underwriters pursuant to their partial exercise of their overallotment option. We did not receive any of the proceeds of the sale of shares by the selling shareholders to the underwriters. In the underwriting agreement, we agreed that we would make certain reports and information available to our shareholders, we and the selling shareholders agreed to indemnify the underwriters against certain liabilities and we and the selling shareholders agreed to execute ancillary agreements pursuant to which we would not sell or transfer any of our ordinary shares for 180 days after the date of the underwriting agreement.

Lease for principal executive office in Madrid, Spain
     We lease our principal executive offices in Madrid, Spain under a lease dated November 15, 2000 with Valgrande 6 S.A. In January 2005, we and the landlord agreed in writing to reduce the size of the leased premises by 10,557 square meters (113,634 square feet) and the premises was then increased to 34,096.65 square meters (367,013 square feet). By an amendment dated July 1, 2006, both parties agreed to reduce the size of the leased premises by 1,755.29 square meters and now the premises is 32,341.36 square meters. In that amendment, Telvent Servicios Compartidos, S.A. was novated into the agreement in place of Telvent Housing. The rent is adjusted annually in accordance with a consumer price index. In 2008, our rent under this lease was € 4,700,961.46 (VAT included). We also pay our proportionate share of operating costs and property taxes. The initial term of the lease expires on October 1, 2020 and will be renewed automatically for an additional three years if neither party gives notice at least one year before the end of the term that the lease will not be renewed.
Lease for office in Seville, Spain
     Telvent Servicios Compartidos S.A. leases offices at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain under a lease dated February 25, 2004 with Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros (now Helvetia Previsión, S.A.). For the first two years of the term, the annual base rent was € 404,363. We also pay our proportionate share of operating costs and property taxes. After the second year of the term, the rent is adjusted annually in accordance with a Spanish consumer price index. This facility is 6,126.71 square meters (65,947 square feet). The term of the lease is six years, commencing January 1, 2005 and expiring on December 31, 2010. We may extend the lease for additional one year periods by giving written notice at least six months prior to the expiry of the lease for a maximum of two years.
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
     In 2008, our combined total annual rent under these leases was € 1,595,576.33 (VAT included).
Lease for data center office in Seville, Spain
     Telvent Housing leases offices at Avda. Montesierra 36 in Seville, Spain under a lease dated July 1, 2004 with Decesaris, S.A. This facility is 877 square meters (9,435 square feet). The rent is adjusted annually in accordance with a Spanish consumer price index. In 2008, our annual rent under this lease was € 142,077.89. The initial term of the lease expires on December 31, 2010 and will be automatically extended for a maximum of four successive periods of five years each unless we give notice in writing to the landlord thirty days before the end of the term or renewal term, as the case may be. We are responsible for paying the operating costs related to the facility. All the taxes related with the facility are the owner’s responsibility.
Lease for data center office in Barcelona, Spain
     Telvent Housing leases offices at Acero 30-32, Barcelona, Spain under a lease dated June 27, 2001 with Sertram S.A. The rent is adjusted annually in accordance with a Spanish consumer price index. In 2008, our annual rent under this lease was € 386,494.32. We are responsible for paying the operating costs and property taxes related to the facility. This facility is 2,511 square meters (27,028 square feet). The term of the lease was renewed until January 1, 2010 and will be extended for a maximum of twenty successive periods of one year each, unless we give notice in writing to the landlord six months before the end of the term or any renewal term, as the case may.

Lease for data center office in Lisbon, Portugal
     Telvent Portugal leases offices at Severiano Falcao 14, Lisbon, Portugal under a lease dated July 1, 2008 with Imovest Sociedade Gestora de Fundos de Investimientos Imobiliarios, S.A. The rent is adjusted annually in accordance with a Portuguese index of leasing contracts. In 2008, our annual rent under this lease was € 454,804. This facility is 5,355 square meters (57,641 square feet). The initial term of the lease expires on December 31, 2010. The lease has been and will be extended for successive periods of one year each, unless we give notice in writing to the landlord ninety days before the end of the term or any renewal term, as the case may be.
Lease for office in Calgary, Alberta, Canada
     Telvent Canada leases offices at 10333 Southport Road SW, Calgary, Alberta, Canada under a lease dated June 27, 2007 with Pension Fund Realty Limited. This facility is 12,337 square meters (132,800 square feet). The initial term of the lease is for a period of five years from August 1, 2008 to July 31, 2013. The rent under this lease is CAD $2,815,360 per year until July 31, 2013. We also pay our proportionate share of operating costs and property taxes. There is an option to renew for an additional five years by giving at least nine months, but no more than twelve months, written notice prior to expiration. Telvent Canada currently subleases 4,108 square meters (44,218 square feet) to Worley Parsons and 735.8 square meters (7,920 square feet) to Anthony Clark. The sublease for 44,218 square feet to Worley Parsons terminates on June 30, 2009.
     Prior to August 1, 2008, Telvent Canada leased the same offices at 10333 Southport Road SW, Calgary, Alberta, Canada under a lease dated August 7, 2002 with Pension Fund Realty Limited at an annual rental of CAD $1,759,600 per year until July 31, 2008.
Lease for office in Houston, Texas, U.S.
     Telvent USA leases offices at 7000A Hollister Road, Houston, Texas, USA 77040 under a lease dated October 16, 2003 with Baker Hughes Incorporated. This facility is 4,476 square meters (48,177 square feet). In 2008, our annual rent under this lease was U.S. $578,124. We also pay our proportionate share of excess operating costs other than the costs of utilities for normal business hours and property taxes which are included in the rent. By an amendment dated April 25, 2007, the term of the lease was extended until November 30, 2012 at the same annual rent and terms, with an option to renew for an additional three years until November 2015, at a rate to be determined.
Offices in Beijing, China
     Under a purchase contract dated March 17, 2005 with Beijing Development Area Co., Ltd., our subsidiary, Telvent China, purchased a new three-floor, 1,303 square meter (14,025 square feet) office at No. 18-2, BDA International Enterprise Avenue, No.63 lot, Economic and Technology Development Zone, 100176 Beijing, PRC to establish our China headquarters. The total purchase price was Rmb 9,383,821: Rmb 8,219,177 for the building and Rmb 1,164,644 for improvements. The purchase price was paid 40% on closing, with the balance financed by an eight-year mortgage at an initial interest rate of 5.58%. According to Chinese law, the amortization period will be thirty years. As of December 31, 2008, the principal balance under this mortgage was Rmb 3,469,705.
     Under a purchase contract dated May 23, 2006 with Beijing Development Area Co., Ltd., Telvent China purchased a new three-floor, 1,267 square meters (13,640 square feet) steel bar and concrete frame office building at No. 18-1, BDA International Enterprise Avenue, No.63 lot, Economic and Technology Development Zone, 100176 Beijing, PRC. The total purchase price was Rmb 9.2 million. The initial payment in the amount of Rmb 3.7 million was paid on April 11, 2006, and the balance (Rmb 5.5 million) was financed by an eight-year mortgage from July 22, 2006 to June 22, 2014, at an interest rate of 5.325%, and with monthly payments of Rmb 73,593. In 2008, the interest rate was 7.83%. At the end of the year the interest rate changed to 5.94%. According to Chinese law, the amortization period will be thirty years. As of December 31, 2008, the principal balance under this mortgage was Rmb 4.1 million.
Lease for office in Rio de Janeiro, Brazil
     Telvent Brasil S.A. leases offices in Rio de Janeiro, Brazil under a lease dated October 1, 2007 with Bargoa S.A. (an Abengoa company). This facility is 750 square meters (8,073 square feet). In 2008, our rent under this lease was BZL 108,868 per year. This lease may be renewed annually on October 1st of each year.

Lease for office in Mexico City, Mexico
     Telvent Mexico S.A. de C.V. leases offices in Mexico D.F., Mexico under a lease dated January 1, 2003 with Abengoa Mexico, S.A. De C.V., as amended by Addenda dated January 3, 2005, January 1, 2006, January 2, 2007 and January 1, 2008. This facility is 1,187.48 square meters (12,781.93 square feet) for offices and 740.38 square meters (7,969.39 square feet ) for warehouse. In 2008, our monthly rent under this lease was MXN 154,037. The amount of the rent is reviewed every twelve months based on the Mexican inflation index multiplied by 1.10. The term of the lease expires on January 2, 2011. The term of this lease will be extended automatically from year-to-year if at the date of the expiration of the lease neither party has given notice of non-renewal.
Lease for office in Fort Collins, Colorado, U.S.
     On March 1, 2007, Telvent Miner & Miner entered into a lease with Meyers 4701, LLC (“Landlord”) for office space located at 4701 Royal Vista Circle, Windsor, Colorado. The original leased facility was 1,949 square meters (28,082 square feet), but was expanded by the Landlord by approximately 7,100 square feet. The addition was completed July, 15 2007, at which time Telvent Miner and Miner took possession of the addition. The rent under this lease was U.S. $26,221 per month until Telvent Miner & Miner took possession of the addition. The rent under this lease was U.S. $26,221 per month prior to taking possession of the addition and now is equal to the product of the actual size of the leased facility in square feet times U.S. $18.50 per square foot divided by twelve months for a total of U.S. $40,391 per month. Monthly rental payments are subject to a bi-annual increase of not more than 6%. Telvent Miner & Miner also will pay its proportionate share of the operating costs and property taxes. The lease expires July 15, 2013, six years after the date on which Telvent Miner & Miner took possession of the addition. Telvent Miner & Miner has options to renew the lease for three additional terms of six years each by giving notice at least 180 days and no more than one year prior to the expiration of the then-existing lease term. The rent for each renewal term will be the market rate for space of similar size, use and location.
Leases for offices in Perth, Australia
     Telvent Australia Pty. Ltd. (“Telvent Australia”) leases offices at Units 3, 3B and 4, 41 King Edward Road, Osborne Park, Western Australia, under three leases dated July 1, 2008, with Multari Nominees as trustee for the Savterne Pty Ltd. Superannuation’s Fund. The aggregate leased facility comprises 825.10 square meters (8,881 square feet) of office space and 765 square meters (8,234 square feet) of warehouse space. The aggregate rental payments due under these leases for the first year of the initial term is AUD 266,273, plus the proportionate share of the operating costs and property taxes. The rent will increase at 4% a year for the remaining four years of the lease. The initial term of the lease is for a period of five years from July 1, 2008 to July 1, 2013. Telvent Australia has the option to renew the leases for an additional five-year term at market rates.
     Prior to July 1, 2008, Telvent Australia leased offices at Units 3 and 4, 41 King Edward Road, Osborne Park, Western Australia comprising 1,239 square meters (13,336 square feet), under two leases both dated July 1, 2005 with Savterne Pty Ltd. The rent under these leases was AUD 107,956 for the one year period ending July 1, 2008. These leases expired on July 1, 2008.
Lease for office in Culemborg, Netherlands
     Telvent Netherlands B.V. leases offices at Landzichtweg, 70, 4105 DP Culemborg, Netherlands, under a lease dated March 11, 1993 with Kroezen Vastgoed Exploitatie B.V. This facility is 633 square meters (6,813 square feet). The rent under this lease was € 102,951.49 for 2008. We also pay our proportionate share of operating costs and property taxes. The term of the lease was extended from September 30, 2008 until December 31, 2008. By an amendment dated January 15, 2009, the term of the lease was extended from January 1, 2009 through December 31, 2010.
Lease for office in Rockville, Maryland, U.S.
          Telvent Farradyne leases approximately 36,255 square feet of office space on the second floor of the building located at 1390 Piccard Drive, Rockville, Maryland 20850, under a lease dated July 23, 2008 with 1390 Piccard Drive, LLC. The base rent under this lease is U.S. $960,757.50 per year from February 1, 2009 to January 31, 2010; U.S. $997,012.50 per year from February 1, 2010 to January 31, 2011; U.S. $1,069,522.50 per year from February 1, 2011 to January 31, 2012; and commencing on February 1, 2012 (the first date of the fourth lease year), base rent will escalate at a rate of two and one-half percent (2.5%) annually over the remaining life of the lease. We also pay our proportionate share of operating charges and property taxes. The initial lease term is for a period of twelve years from February 1, 2009 to January 31, 2021 and we have the option to renew the term of this lease for one period of five years by giving written notice at least twelve months prior to the expiration of the initial lease term. The rent payable during the renewal term shall be the agreed upon prevailing market base rent and additional rent based on factors such as the general office rental market in Rockville, Maryland and the rental rates being quoted by 1390 Piccard Drive, LLC to comparable tenants for comparable space in the building. This lease is intended to replace the lease for the property located at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852.
     Telvent Farradyne leased offices at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852, under a lease dated November 27, 2002 with GLB Montrose Office Park LLC. This facility is 29,391 square feet. The rent under this lease is U.S. $790,607 per year from April 15, 2007 to April 14, 2008; and U.S. $814,326 from April 15, 2008 to April 30, 2009. We also pay our proportionate share of operating costs and property taxes. The lease expires on April 30, 2009. As of February 2009, Telvent Farradyne has moved from these offices to the offices at 1390 Piccard Drive, Suite 200, Rockville, Maryland 20850.

Lease for office in Columbia, Maryland
     Telvent USA, Inc. leases these offices at W7, W8 and W9, 9160 Red Branch Road, Columbia, Maryland, 21045 under a lease dated December 26, 1998 with Himeles Holdings Limited Partnership, LLP (the successor to Martin S. Himeles) as amended by the following:
•	Letter Agreement dated July 23, 2001 extending the term of the lease for a further three years ending January 31, 2005;

•	First Amendment dated January 3, 2005 extending the term of the lease for a further two years ending January 31, 2007;

•	Letter Agreement dated July 6, 2006 extending the term of the lease for a further one year ending January 31, 2008; and

•	Second Amendment dated December 4, 2007 extending the term of the lease for a further one year ending January 31, 2009 with an option to renew for a further one term ending January 31, 2010.

o	Third Amendment dated January 29, 2009 extending the term of the lease for a further one year ending January 31, 2010.
     The total area leased under the amended lease is 12,985 square feet. The rent under this lease was U.S. $14,489 per month for the one year period ended January 31, 2009. For the period February 1, 2009 to January 31, 2010, the rent payable is U.S. $13,407. We also pay our proportionate share of operating costs and property taxes. The lease expires on April 30, 2009. We have the option to renew the lease for two further one terms ending January 31, 2011 and January 31, 2012 respectively by giving written notice six months in advance. The rent for the renewal lease terms will be U.S. $12,888 per month for the one year renewal term ending January 31, 2011 and U.S. $12,498 per month for the one year renewal term ending January 31, 2012.
Lease for office in Austin, Texas, U.S.
     Caseta leases offices at 211 E. 7th Street, Austin, Texas under a lease dated October 18, 2007 with Highland Resources, Inc. The rent under this lease is U.S. $7,741 per month. Caseta will also pay its proportionate share of any increase in the operating costs and property taxes which is in excess of the amount of those costs for the year 2008. The initial term of the lease is for three years from the commencement date, with the option to renew the lease for two additional one-year terms upon at least 180 days notice from Caseta. Upon any such renewal notice, Caseta and Highland Resources, Inc. will have a period of ninety days to reach an agreement upon the fair market value of the rent (as determined by the rent of office space of similar size, use and location).
Leases for offices in Omaha, Nebraska, U.S.
     DTN, Inc. (formerly known as Data Transmission Network Corporation) leases warehouse space at 11111 “E” Circle, Omaha Nebraska under a lease, dated August 6, 1993 with David J. and Bernard Meyers (later transferred to Meyers Family Enterprises, LLC) as amended by Addenda dated August 6, 1993, August 6, 1993, September 21, 1995, June 19, 2003 and July 1, 2008. The total square footage of the space leased by DTN, Inc. is 28,436 square feet. The initial term of the lease was for five years, expiring December 31, 1998. DTN, Inc. has exercised its option to extend the lease three times. In 2008, the rent was U.S. $7,345.97 per month. DTN, Inc. also pays its proportionate share of operating costs and property taxes. Pursuant to the Addendum dated, July 1, 2008, DTN, Inc. exercised its option to extend the lease for five years, to and including December 31, 2013. Effective January 1, 2009 through December 31, 2013, the rent is U.S. $3.85 per foot (U.S. $9,123.21 per month). DTN, Inc. also has the option to extend the lease for an additional five years to and including December 31, 2018. If DTN, Inc. exercises the option to extend the lease, the rent will be U.S. $4.40 per foot (U.S. $10,426.53) per month effective January 1, 2014 through December 31, 2018. In order to exercise the option to extend the term, DTN, Inc. must provide the landlord written notice prior to June 30, 2013.
     DTN, Inc. also leases office space at 9110 West Dodge Road, Omaha, Nebraska 68114 under a lease, dated January 1, 2008, with Triple Net Properties Realty, Inc., acting as agent for the twenty-four landlords listed therein. The lease is for 106,179 square feet of space on the first, second and third floors of the building. The spaced leased will be reduced by 18,000 square feet effect June 1, 2010, unless DTN, Inc. notifies the landlord in writing by October 1, 2009 that it elects to retain the space. The monthly rent for 2008 was U.S. $168,116.75. Effective February 1, 2009 through December 31, 2009 the monthly rent will be U.S. $172,319.67. DTN, Inc. is also responsible for paying its proportionate share for expenses and taxes. The lease expires May 31, 2017 and DTN, Inc. has two successive options to extend the lease for periods of five years.
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
     The total purchase price for the Farradyne Business was U.S. $39.3 million, including certain adjustments to the price. A portion of the purchase price in the amount of U.S. $5.0 million was paid into escrow and served as security for PBQD’s and PB Energy’s obligations to Telvent Traffic under the agreement to indemnify Telvent Traffic for any breaches of their representations, warranties and covenants. All amounts which were paid into the escrow have been released to Telvent Farradyne and PBQD pursuant to a settlement agreement under which Telvent Traffic North America received a total of U.S. $2.4 million from PBQD in respect of claims by Telvent relating to the financial statements for the purchased business and adjustments.
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
     Telvent Traffic completed the acquisition of the Farradyne Business on July 3, 2006 (effective as of July 1, 2006). On the closing, an amendment to the agreement was entered into effective July 1, 2006 to make various amendments including updating schedules to the agreement listing contracts to be assigned to Telvent Traffic and obligations to be assumed by Telvent Traffic. To provide for an orderly transition of the operations of the Farradyne Business, PBQD and Farradyne entered into a transition agreement on the closing pursuant to which PBQD has provided to Farradyne certain support services, such as accounting, invoicing and information technology services, for a transition period. PBQD, PB Energy and Telvent Traffic also entered into a cooperation agreement to establish a strategic relationship between the parties to pursue mutually beneficial project opportunities.
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

Abengoa Stock Purchase Plan
     See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
2007 Extraordinary Variable Compensation Plan
     See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
Sale & Leaseback Agreement
     On October 11, 2007, Telvent Housing entered into agreements for the sale and leaseback of certain equipment owned by Telvent Housing and located in four data centers in Spain operated by Telvent Housing, including the power, air conditioning, fire detection and protection systems, communications network equipment and security and control systems and all associated connections and other works (collectively, the “Equipment”). Telvent Housing entered into a sale agreement with ING Lease (Espana) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C. (collectively, the “Buyers”), under which Telvent Housing sold the Equipment to the Buyers for an aggregate purchase price of € 26,154,818.60, plus approximately € 4,184,770.97 in VAT taxes.
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
Stock Purchase Agreement to Acquire DTN
     On October 28, 2008, our wholly-owned Spanish subsidiary Telvent Export, S.L. (“Telvent Export”) acquired all of the issued and outstanding shares of the capital stock of DTN Holding Company, Inc., a Delaware corporation (“DTN”), in accordance with a Stock Purchase Agreement dated September 15, 2008 (the “SPA”) among Telvent Export, DTN, the stockholders of DTN (the “Sellers”) and GSC Recovery IIA, L.P., as Sellers’ Representative.
     Under the SPA, the purchase price payable by Telvent Export is an amount equal to U.S. $445,000,000 less the amount of DTN’s indebtedness for borrowed money as of the closing date (U.S. $217,561,366.75), plus the cash held by DTN and its subsidiaries on the closing date and also certain other adjustments (the “Equity Value”). DTN’s indebtedness for borrowed money was not repaid in connection with the closing and DTN continues to be obligated to repay such amounts outstanding when due. The Equity Value as of the closing was U.S. $247,871,376.80.
The Equity Value is payable in two payments: (i) a cash payment which was paid on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Sellers”) which is to paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90 day LIBOR as of the Closing Date adjusted as of the last day of each calendar year, but not less than 4% per annum. The cash consideration was subject to a working capital purchase price adjustment. Telvent Export paid U.S. $211,291,884.94 on the closing on October 28, 2008 and an additional amount of U.S. $1,675,587.09 to the Sellers on January 21, 2009 in respect of the adjustment for working capital. The amount of the deferred payment to be made to the Employee Sellers is U.S. $12,144,164 (subject to certain adjustments) together with interest as described above (the “Deferred Payment”).
     In addition to the purchase price, the Employee Sellers have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on DTN and its subsidiaries achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011. If the ratio of actual cumulative EBITDA for 2009-2011 to the target EBITDA is less than 0.90, no premium or earn out payment will be paid over the deferred purchase payment to the Employee Sellers under the SPA.
     The cash consideration is subject to an escrow in an amount equal to ten percent (10%) of the cash consideration payable to the Sellers other than the Employee Sellers (the “Escrow Amount”) to secure the indemnification obligations of such Sellers (the “Non-Employee Sellers”). At the closing, Telvent Export deposited into escrow a standby letter of credit in the amount of U.S. $23,252,175.62 being an amount equal to the Escrow Amount plus estimated interest until the release date of the escrow. The amount of the standby letter of credit is subject to adjustment to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of the Non-Employee Sellers.
     On the closing, Telvent Export also deposited a standby letter of credit into escrow in an amount equal to the Deferred Payment to secure Telvent Export’s obligation to pay the Deferred Payment to the Employee Sellers on December 31, 2011 plus estimated interest until that date. The amount of the standby letter of credit and the Deferred Payment are subject to adjustment to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of the Employee Sellers.
     The Company agreed to guaranty the indemnification obligations of Telvent Export under the SPA. The SPA contains customary representations, warranties and covenants for a transaction of this type.

     Telvent financed the acquisition partially through the proceeds of the Private Placement (described below), partially through the proceeds of the Spanish Loan (described below) and the balance from the Company’s own resources and proceeds of its IPO.
Private Placement of the Company’s Ordinary Shares
     On September 11, 2008, we entered into purchase agreements (collectively, the “Purchase Agreements”) with certain of our existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A., (collectively, the “Investors”), pursuant to which the Investors agreed to purchase, in a private placement transaction, an aggregate of 4,847,059 of our ordinary shares (the “Shares”), nominal value € 3.00505 per share, at a negotiated price per Share of U.S. $21.25 (the “Private Placement”) for aggregate consideration of approximately U.S. $103.0 million. On October 28, 2008, we completed the transactions contemplated by the Purchase Agreements.
     The net proceeds from the Private Placement were used to fund a portion of the cash consideration required for the DTN Acquisition (described above). The closing of the Private Placement was subject to customary closing conditions, and (i) the closing of the DTN Acquisition; (ii) shareholder approval of the issuance and sale of the Shares; and (iii) the valid waiver by the Company’s shareholders of their preemptive right to subscribe for the Shares in accordance with Spanish law. Banc of America Securities LLC and Canaccord Adams Inc. acted as placement agents for certain of the Investors in the Private Placement.
     The Shares sold in the Private Placement were offered to accredited investors in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and/or Rule 506 of Regulation D promulgated thereunder. Contemporaneously with the execution of the Purchase Agreements, we also entered into registration rights agreements with the Investors that required us to file a resale registration statement in respect of the Shares for the benefit of the Investors. On February 13, 2009, the resale registration statement was declared effective by the Securities and Exchange Commission and, as such, can be freely traded by the Investors.
DTN’s Credit Agreement and Guaranty Agreement
     DTN and certain of its subsidiaries are party to that certain Amended and Restated First Lien Credit and Guaranty Agreement (the “DTN Credit Agreement”), dated March 16, 2007, by and among DTN, Inc., as Borrower, DTN, DTN, LLC, DTN Information Services LLC, DTN Holdco Corporation and certain subsidiaries of DTN Holdco Corporation, as Guarantors, various Lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger, Sole Bookrunner and Sole Syndication Agent, and General Electric Capital Corporation, as Administrative Agent. The obligations under the credit agreement are secured by a lien on substantially all of the assets of the Borrower and Guarantors.
     The credit facilities consist of revolving loan commitments of U.S. $25.0 million, including sub-limits for swing line loans and letters of credit; Tranche C term loans in the original aggregate principal amount of up to U.S. $242.0 million; and an incremental facility of up to U.S. $25.0 million in additional new term loans. The Tranche C term loan facilities mature on March 10, 2013. The revolving commitments terminate on March 10, 2011.
     The parties entered into that certain First Amendment, Consent and Waiver to Amended and Restated First Lien Credit and Guaranty Agreement, dated September 15, 2008 and which became effective on October 28, 2008, pursuant to which the Lenders waived any event of default arising in connection with the DTN Acquisition (described above). Furthermore, the amendment revised the interest rate payable with respect to the credit facilities. The credit facilities each bear interest at either a rate based on the Eurodollar rate plus either 5.00% or 5.50% (depending on DTN, Inc.’s senior secured long-term public debt rating) or a rate based on the prime rate set forth from time to time in the Wall Street Journal plus either 3.75% or 4.25% (depending on DTN, Inc.’s senior secured long-term public debt rating)
D. EXCHANGE CONTROLS
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
Spanish Wealth Tax. As of December 2008, the Spanish Wealth Tax has been abolished by virtue of Law 4/2008. Hence, individual Telvent shareholders are not affected by this tax, irrespectively of their tax residency.
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
Taxation of Dividends in General. Subject to the discussion below under “Passive Foreign Investment Company,” the gross amount of any distribution paid on our ordinary shares out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, before reduction for any Spanish income tax withheld by us, will be included in a U.S. holder’s gross income as a dividend when actually or constructively received. Accordingly, the amount of dividend income that will be included in a U.S. holder’s gross income may be greater than the amount actually received or receivable by such shareholder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the shareholder’s tax basis in the ordinary shares and then as capital gain. If a shareholder is not able to determine whether any portion of a distribution is not treated as a dividend for U.S. federal income tax purposes, such shareholder may be required to treat the full amount of such distribution as a dividend. We have not yet determined whether we will maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, whether we will provide information to U.S. holders necessary to make such determinations with respect to distributions on our ordinary shares. Corporate U.S. holders generally will not be eligible for the dividends-received deduction generally allowed United States corporations in respect of dividends received from U.S. corporations. Individual U.S. holders that meet certain eligibility requirements will qualify for United States federal income taxation on certain dividends paid in taxable years beginning before January 1, 2011, at a reduced rate of 15% or lower if we are a “qualified foreign corporation.” Generally, we will be a “qualified foreign corporation” (i) if we are eligible for benefits under the Convention between the U.S. and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, together with its related Protocol (the “U.S.-Spain Treaty”) or (ii) with respect to our ordinary shares that are readily tradable on an established securities market in the U.S.. As we believe we are eligible for benefits under the U.S.-Spain Treaty, and with respect to our ordinary shares that are readily tradable on the Nasdaq Global Select Market, we should be a “qualified foreign corporation.” We generally expect to be a “qualified foreign corporation” during all taxable years before 2011, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. Individual U.S. holders nevertheless will not be eligible for the reduced rate (a) if they have not held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent they are under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by them as investment income under Section 163(d)(4)(B) of the United States Internal Revenue Code. Any day during which a shareholder has diminished its risk of loss with respect to our ordinary shares (for example, by holding an option to sell our ordinary shares) is not counted towards meeting the 61-day holding period. Individual U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

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
     Dividends paid by us generally will be foreign source passive income or, in the case of some U.S. holders, foreign source general category income, for U.S. foreign tax credit purposes. Subject to certain limitations, shareholders may elect to claim as a foreign tax credit against their United States federal income tax liability the Spanish income tax withheld from dividends received on our ordinary shares. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Spanish income tax withheld. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends received by non-corporate U.S. holders that are subject to U.S. federal income taxation at the reduced rate (discussed above). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. holder’s particular circumstances. Shareholders should consult their own tax advisors to determine whether and to what extent they would be entitled to this credit or deduction.
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
F. DIVIDENDS AND PAYING AGENTS
     Not applicable.
G. STATEMENT BY EXPERTS
     Not applicable.
H. DOCUMENTS ON DISPLAY
     You may read and copy our Registration Statement and its exhibits and other reports and information that we file with or furnish to the SEC, including this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet Web site at www.sec.gov which contains, in electronic form, each of the reports and other information that we have filed electronically with the SEC.
I. SUBSIDIARY INFORMATION
     Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk to which we are exposed is exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which a subsidiary operates. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
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

Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year both EURIBOR and LIBOR, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases and using interest rate swap to limit the rate risk associated with its variable-rate long term debt. These contracts mature between 2009 and 2022. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid during the year ended December 31, 2008 were € 18,000.
     The following tables provide quantitative information about our foreign exchange contracts by principal currency and our outstanding interest rate contracts as of December 31, 2008 and 2007.

	As of December 31, 2008
	(In thousands)
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€ 6,599	€ 63,001	€ 7,808	€ 78,893
Canadian Dollars	12	670	42	458
Morocco Dirhams	379	1,600	—	—
Jordan Dinars	11	381	19	661
Qatari Riyals	292	4,256	17	318
Japanese Yen	—	—	5	415
Thai Bahts	34	1,022	—	—
Swedish Kronor	349	2,348	—	—
Kuwaiti Dinar	—	—	1,374	9,186
Chinese Yuan	19	1,049	2	198
Euro	465	6,116	104	1,526

	€ 8,160	€ 80,443	€ 9,371	€ 91,655
Interest rate contracts:
Interest rate caps and swaps	384	82,026	4,200	112,380

Total	€ 8,544	€ 162,469	€ 13,571	€ 204,035

	As of December 31, 2007
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€ 2,207	€ 68,134	€ 2,077	€ 63,222
Canadian Dollars	8	394	42	1,199
Morocco Dirhams	—	—	1	29
Jordan Dinars	12	609	6	327
Qatari Riyals	123	4,589	22	1,422
Japanese Yen	8	486	—	—
Thai Bahts	126	1,435	247	2,812
Swedish Kronor	—	—	1,215	18,354
Chinese Yuan	12	1,404	—	144
Euro	363	28,913	76	7,835

	€ 2,859	€ 105,964	€ 3,686	€ 95,344
Interest rate contracts:
Interest rate caps and swaps	685	19,032	—	—

Total	€ 3,544	€ 124,996	€ 3,686	€ 95,344

     The tables above include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within our consolidated balance sheets with related gains and losses recorded in earnings.

     As a result of the increase in our sales abroad, starting in 2003, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro-denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.
     Details of the terms of our short-term and long-term debt are reflected in Notes 16 and 17, respectively, in the Notes to Consolidated Financial Statements on pages F-25 to F-29.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     On October 21, 2004, the SEC declared effective our Registration Statement (File No. 333-119508) to register 10,005,000 ordinary shares at an initial public offering price of U.S. $9.00 per share (for an aggregate price of U.S. $90,045,000), and the offering of our ordinary shares pursuant to such Registration Statement commenced. On that date, we agreed to sell 8,700,000 ordinary shares to the underwriters (whose representatives were Merrill Lynch & Co., Lehman Brothers, and SG Cowen & Co.) at U.S. $9.00 per share (for an aggregate price of U.S. $78,300,000). In November 2004, the underwriters exercised in part their one-time option to purchase 655,000 of the 1,305,000 ordinary shares registered to cover the overallotment option; we sold 547,100 such ordinary shares to the underwriters at U.S. $9.00 per share (for an aggregate price of U.S. $4,923,900), and certain selling shareholders sold the remaining 107,900 of such shares at U.S. $9.00 per share (for an aggregate price of U.S. $971,100).
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
     On April 26, 2006, we used 32 million (Rmb) (€ 3.2 million) of the net proceeds to acquire 80% of Beijing Blue Shield for a total purchase price of 32 million (Rmb) (€ 3.2 million).
     On June 30, 2006, we used € 1.5 million of the net proceeds to make the deferred payment on the Almos acquisition.

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
     On May 09, 2008, we used € 1.1 million to make a payment in connection with the closing of the Telvent DMS joint venture.
     On July 08, 2008, we used € 0.7 million to make a payment in connection with the closing of the Telvent DMS joint venture.
     On July 09, 2008, we used € 1.9 million to make a payment in connection with the closing of the Telvent DMS joint venture.
     On October 28, 2008, we used € 17.3 million to make a payment in connection with the closing of the DTN acquisition.
     As of December 31, 2008, all funds generated from our initial purchase offering have been used.
Private Placement of the Company’s Ordinary Shares
     On September 11, 2008, we entered into purchase agreements with certain of our existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A. In connection with this private placement, Telvent Corporation purchased 3,576,470 of our ordinary shares, nominal value € 3.00505 per share, at a negotiated price per share of U.S. $21.25. See “Item 10.C Additional Information — Material Contracts” for a complete discussion of the private placement.
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and our Chief Accounting and Reporting Officer, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2008, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting and Reporting Officer, have performed an evaluation of the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were effective as of that date.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
     Telvent’s management, under the supervision of its Chief Executive Officer and our Chief Accounting and Reporting Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Under the supervision of our Chief Executive Officer and Chief Accounting and Reporting Officer, our management assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.
     Management excluded from the scope of its assessment the internal control over financial reporting at DTN Holding Co., Inc. and subsidiaries, which was acquired on October 28, 2008. The effect of the consolidation of this newly acquired business on our consolidated financial statements represents 11.9% of total assets, 3.5% of revenues, and 4.2% of net income as of and for the year ended December 31, 2008. In making its assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.
     The Company’s independent registered public accounting firm, Deloitte, S.L., has also audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. Deloitte, S.L.’s report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 is included in this Annual Report.
(c) Report of Independent Registered Public Accounting Firm on Internal Controls
     The Report of our Independent Registered Public Accounting Firm on Internal Controls is furnished in Item 18 of this Form 20-F.
(d) Changes in Internal Control over Financial Reporting
     As disclosed in “Management’s Annual Report on Internal Control Over Financial Reporting” under Section 15(b) above, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Accounting and Reporting Officer, as appropriate, to allow timely decisions regarding required disclosure. During the evaluation performed, we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2008. There have been no material changes to our system of internal control over financial reporting that would cause this conclusion to be different at the date of the filing of this Annual Report.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. or by other member firms of Deloitte to the Telvent group, classified by type of service rendered for the periods indicated:

	Year Ended December 31
	2008	2007
	(Deloitte)
	(Euros in thousands)
Audit Fees	€ 1,673	€ 1,811
Audit-Related Fees	25	62
Tax Fees	—	—
All Other Fees	—	—

Total	€ 1,698	€ 1,873

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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     In fiscal year 2008, neither we, nor any person acting on our behalf, made any purchase of Telvent’s equity securities in the market. However, as discussed in “Item 10.C Additional Information – Material Contracts”, Telvent Corporation, S.L. a subsidiary of Abengoa, purchased 3,576,470 of our ordinary shares in a private placement transaction at a negotiated price per share of U.S. $21.25.
ITEM 16G. CORPORATE GOVERNANCE
     We are a Spanish corporation and qualify as a foreign private issuer listed on the NASDAQ Global Select Market. Under NASDAQ’s applicable corporate governance rules, foreign private issuers are permitted to follow home country corporate governance practices in certain circumstances in lieu of NASDAQ’s corporate governance rules. Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law and those followed by NASDAQ-listed U.S. domestic issuers.

     Under NASDAQ’s corporate governance rules, U.S. domestic issuers are required to provide a quorum as specified in its bylaws for any meeting of the holders of common stock, provided, however, that such quorum is not permitted to be less than 33 1/3% of the outstanding shares common voting stock. Our bylaws provide that, on the first call of our general shareholders’ meeting, a duly constituted meeting requires a quorum of at least 25% of our subscribed share capital, and, if quorum was not obtained on the first call, a meeting is validly convened on the second call regardless of the share capital in attendance. However, certain major corporate actions (such as issuing additional ordinary shares, increasing or decreasing our share capital, issuing debt securities, amending our bylaws or approving merger transactions) require shareholder approval at a meeting at which at least 50% of our subscribed share capital is present or represented on the first call or at least 25% of the our share capital present or represented on the second call. However, when the number of shareholders attending a meeting represents less than 50% of our subscribed share capital, resolutions on any of these major corporate actions must be adopted by the affirmative vote of at least two-thirds of the share capital present or represented at such meeting.
     Under NASDAQ’s corporate governance rules, U.S. domestic issuers are required to solicit proxies, provide proxy statements for all shareholder meetings and provide copies of such proxy materials to NASDAQ. As a foreign private issuer, we are generally exempt from the SEC’s rules governing the solicitation of shareholder proxies. However, under Spanish law we are required to publish a “calling of the meeting” one month in advance of the meeting setting forth the matters to be voted upon with respect to a shareholder meeting in the Spanish newspaper of the province and BORME. We distribute a copy of the calling of the meeting and a form of proxy to our U.S. shareholders and also make these materials available through our website in advance of such meeting.
     Under NASDAQ’s corporate governance rules, shareholders of U.S. domestic issuers must be given the opportunity to vote on equity compensation plans and material revisions thereto, with limited exceptions set for the NASDAQ Marketplace Rules, including an exception for foreign private issuers who follow the laws of their home country. Under Spanish law, equity compensation plans involving the issuance of our securities require prior shareholder approval. Additionally, equity compensation plans in which our officers and employees participate can be approved by our board of directors without shareholder approval. However, the establishment of equity compensation plans in which members of our board of directors participate must be authorized in our bylaws. Our bylaws currently do not include this type of provision and would have to be amended by our shareholders before any such plan could be adopted.
     Under NASDAQ’s corporate governance rules, shareholders of U.S. domestic issuers must approve the issuance of our securities when such issuance would result in a change in control of such issuer. Under Spanish law, any issuance of our securities, regardless of whether such issuance would result in a change of control, requires prior shareholder approval.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have provided our financial statements under Item 18.
ITEM 18. FINANCIAL STATEMENTS
Our financial statements are at pages F-1 to F-44.
ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1	Deed of Incorporation as filed with the Mercantile Registry of Madrid (English translation). (1)

1.2	Articles of Association of the Spanish Corporation Telvent GIT, S.A. (English translation). (2)

2	Form of Stock Certificate of Telvent. (1)

4.1	Reciprocal Loan Agreement between Abengoa, S.A. and Telvent GIT, S.A., dated April 20, 2004 (English translation). (1)

4.2	Credit Agreement between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., dated May 2, 2003. (1)

4.3	Credit Agreement Amendment (Availability and Covenant Amendments) between Telvent Canada and ABN AMRO Bank N.V (formerly known as LaSalle Commercial Lending), dated June 29, 2004. (4)

4.4	Form of Services Agreement (English translation). (1)

4.5	Telvent-GIRH Contract for Services between Telvent GIT, S.A. and Gestión Integral de Recursos Humanos, S.A., dated January 1, 2004 (English translation). (1)

4.6	Form of Underwriting Agreement. (3)

4.7	Share Purchase Agreement by and among Metso Automation Holding B.V, Neles-Jamesbury Inc., Telvent Sistemas y Redes, S.A., Metso Automation SCADA Solutions Ltd., and Metso Automation SCADA Solutions Inc., dated January 31, 2003. (1)

4.8	Sale of Shares of the company, Xfera Móviles, S.A., and Adherence to Pledge and Subordination Agreements between Telvent Investments, S.L. and Telvent GIT S.A., dated June 18, 2004 (English translation). (1)

4.9	Contract of Sale of Shares of the company, Xfera Móviles, S.A., between Telvent Investments, S.L. and Telvent GIT S.A, dated June 23, 2004 (English translation). (1)

4.10	Lease contract between Carrierhouse, S.A. (now known as Telvent Housing) and Valgrande 6, S.A., dated November 15, 2000 for the facilities at Valgrande 6, Alcobendas, Madrid, Spain (English translation). (4)

4.11	Commercial Lease Agreement between Telvent Servicios Compartidos S.A. and Prevision

Exhibit
Number	Description

Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros, dated February 25, 2004 for the facilities at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain (English translation). (4)

4.12	Lease Contract between Telvent Edificio Valgrarde, S.L. (now known as Servicios Compartidos S.A.) and Altius Partners S.L., dated July 30, 2003 for the facilities at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain (English translation). (4)

4.13	Commercial Lease Agreement between Telvent Housing, S.A. and Decesaris, S.A., dated July 1, 2004 for the facilities at Avda. Montesierra 36, Seville, Spain (English translation). (4)

4.14	Lease Agreement for Premises for Uses Other Than as a Dwelling between Carrierhouse, S.A. (now known as Telvent Housing) and Sertram, S.A., dated June 27, 2001 for the facilities at Acero 30-32, Barcelona, Spain (English translation). (4)

4.15	Lease of Office Space (Southland Park) between Metso Automation SCADA Solutions Ltd. (now known as Telvent Canada) and Pensionfund Realty Limited, dated August 7, 2002 for the facilities at 10333 Southport Road S.W., Calgary, AB, Canada. (4)

4.16	Lease Agreement between Telvent USA Inc. and Baker Hughes Incorporated, dated October 16, 2003 for the facilities at 7000A Hollister Road, Houston, Texas. (4)

4.17	Leasehold Contract between Telvent Control System (Beijing) Co., Ltd. and Beijing Development Area Co., Ltd., dated November 15, 2001 (English translation). (4)

4.18	Purchase contract between Telvent Control System (Beijing) Co., and Beijing Development Area Co., Ltd., dated March 17, 2005. (4)

4.19	Leasing Agreement between Sainco Brasil S.A. (now known as Telvent Brasil S.A.) and Bargoa S.A., dated January 1, 2003, together with a letter memorializing a discussion held on May 24, 2004 concerning amendments to the terms of the lease (English translation). (4)

4.20	Lease between Telvent Mexico, S.A. de C.V. and Abengoa Mexico, S.A. De C.V., dated January 1, 2003, as amended by an Addendum dated January 3, 2005 (English translation). (4)

4.21	Lease between Carrierhouse S.A. (now known as Telvent Housing) and MC -Imovest, Sociedade Gestora de Fundos de Investimentos Imobiliarios, S.A., dated June 21, 2000, for the facilities at Severiano Falcao 14, Lisbon, Portugal. (4)

4.22	Lease dated June 1, 2004 between Telvent Miner & Miner, and Meyers 4701, LLC with respect to the facilities at 4701 Royal Vista Circle, Windsor, Colorado. (5)

4.23	Two leases both dated July 1, 2005, between Almos Systems Pty. Ltd. and Savterne Pty Ltd. with respect to the facilities at Units 3 and 4, 41 King Edward Road, Osborne Park, Western Australia. (5)

4.24	Lease dated March 11, 1993 between ACT Sigmex B.V. (Almos Systems) and Kroezen Vastgoed Exploitatie B.V. with respect to the facilities at Landzichtweg, 70, 4105 DP Culemborg, Netherlands. (5)

4.25	Credit Agreement Amendment (Facility B Letter of Credit) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated May 12, 2003. (5)

4.26	Credit Facility Amendment (Affiliate Borrowing Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch,

Exhibit
Number	Description

dated July 14, 2005. (5)

4.27	Credit Facility Amendment (Availability Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated April 13, 2006. (5)

4.28	Credit Agreement, dated May 31, 2006, among Telvent Traffic North America Inc. and LaSalle Bank National Association. (6)

4.29	Amendment to Credit Agreement effective June 16, 2006 between Telvent Traffic North America Inc. and LaSalle Bank National Association. (6)

4.30	Stock and Asset Purchase Agreement, dated May 18, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc. (6)

4.31	Amendment to Stock and Asset Purchase Agreement, dated July 1, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc. (6)

4.32	Lease, dated November 27, 2002, between Telvent Farradyne Inc. and GLB Montrose Office Park LLC with respect to the facilities at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852. (17)

4.33	Lease, dated March 1, 2007, between Telvent Miner & Miner, and Meyers 4701, LLC with respect to the facilities at 4701 Royal Vista Circle, Windsor, Colorado. (7)

4.34	Abengoa Share Plan, adopted by the Telvent Board of Directors January 23, 2006. (8)

4.35	2007 Variable Compensation Plan, adopted by the Telvent Board of Directors January 23, 2006. (9)

4.36	Credit Facility Amendment (Availability Amendment) between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated April 19, 2007. (10)

4.37	Second Amendment to Credit Agreement, dated April 24, 2007, between Telvent Traffic North America Inc. and LaSalle Bank National Association. (10)

4.38	Amendment to the 2007 Variable Compensation Plan of Telvent GIT, S.A. adopted by the Telvent Board of Directors on September 20, 2007. (11)

4.39	Amendment dated April 25, 2007 to the lease agreement between Telvent U.S.A. and Baker Hughs Incorporated for the facilities at 7000A Hollister Road, Houston, Texas. (17)

4.40	Amendment dated August 1, 2007 to the Reciprocal Loan Agreement between Abengoa and Telvent, dated April 20, 2004. (17)

4.41	Purchase and Sale Agreement, dated October 11, 2007, by and among Telvent Housing, S.A., ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C. (13)

4.42	Machinery Financial Leasing Agreement, dated October 11, 2007, by and among, ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C., Telvent Housing, S.A. and Telvent GIT, S.A. (as Guarantor). (13)

4.43	Purchase and Sale Agreement of Shares in the companies Galian 2002, S.L. and GD 21, S.L., dated October 22, 2007, by and among Telvent Outsourcing, S.A. and the Sellers named therein. (13)

Exhibit
Number	Description

4.44	Promissory Agreement for the Purchase/Sale of Shares, dated October 22, 2007, by and between Mr. José Luis Galí Pérez and Telvent Outsourcing, S.A. concerning Galian 2002, S.L. (13)

4.45	Form of Telvent Outsourcing, S.A. Promissory Agreement for the Purchase/Sale of Shares concerning the companies of the Matchmind Group. (13)

4.46	Lease Agreement, dated October 18, 2007, by and between Caseta Technologies, Inc. and Highland Resources, Inc. (13)

4.47	Third Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated April 30, 2007. (17)

4.48	Fourth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated July 31, 2007. (15)

4.49	Fifth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated October 31, 2007. (17)

4.50	Sixth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated December 21, 2007. (17)

4.51	Reciprocal Loan Agreement by and between Abengoa S.A. and Telvent GIT, S.A., dated August 1, 2007 (English translation). (17)

4.52	First Amendment to Lease Agreement by and between Baker Hughes Incorporated and Telvent USA, Inc., dated April 25, 2007, for the facilities at 7000A Hollister Road, Houston, Texas. (17)

4.53	Agreement of Lease between Standard Court East and West and Valmet Automation (USA) Inc., dated December 26, 1998, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.54	Consent Letter regarding Renewal Option to Agreement of Lease between Standard Court East and West and Metso Automation (now known as Telvent USA, Inc.) (successor in interest to Valmet Automation (USA) Inc.), dated July 9, 2001, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.55	First Amendment Agreement of Lease between Himeles Holding Limited (formerly known as Standard Court East) and Telvent USA, Inc., dated January 3, 2005, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.56	Consent Letter regarding Renewal Option to Agreement of Lease between Himeles Holding Limited and Telvent USA, Inc., dated July 6, 2006, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.57	Second Amendment Agreement of Lease between Standard Court East and Telvent USA, Inc., dated December 4, 2007, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.58	Loan Agreement between Telvent Mexico, S.A. de C.V. (as “Lender”) and Abengoa Mexico S.A. (as “Borrower”), dated December 1, 2002 (English translation). (17)

4.59	Loan Agreement between Abengoa Mexico S.A. (as “Lender”) and Telvent Mexico, S.A. de C.V. (as “Borrower”), dated December 1, 2002 (English translation). (17)

4.60	First Addendum to Loan Agreement between Abengoa Mexico S.A. and Telvent Mexico,

Exhibit
Number	Description

7S.A. de C.V., dated January 1, 2006. (17)

4.61	Second Addendum to Loan Agreement between Abengoa Mexico S.A. and Telvent Mexico, S.A. de C.V., dated June 1, 2007. (17)

4.62	Credit Facility Amendment (Availability Amendment) between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated October 18, 2007. (14)

4.63	Credit Facility Amendment between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated December 11, 2007. (17)

4.64	Amendment to the Rules of Procedure of the Nominating and Compensation Committee approved by the Nominating and Compensation Committee and the Board of Directors on February 21, 2008. (16)

4.65	(Intentionally Omitted)

4.66	Credit Agreement, dated March 31, 2008, between ABN AMRO Bank N.V. and Telvent Canada Ltd. (19)

4.67	Seventh Amendment to Credit Agreement, dated April 28, 2008, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc. (18)

4.68	Standard Commercial Industrial Property Lease (Part A), 2006 General Terms and Conditions of Lease (this form document is related to the leases identified in Exhibits 4.70, 4.71 and 4.72). (20)

4.69	Standard Commercial/Industrial lease for Unit 3, 41 King Edward Road, Osborne Park, Western Australia, dated July 1, 2008, between Telvent Australia Pty., Ltd. and Multari Nominees (as trustee for Savterne Pty, Ltd. Superannuanations Fund). (20)

4.70	Standard Commercial/Industrial lease for Unit 3B, 41 King Edward Road, Osborne Park, Western Australia, dated July 1, 2008, between Telvent Australia Pty., Ltd. and Multari Nominees (as trustee for Savterne Pty, Ltd. Superannuanations Fund). (20)

4.71	Standard Commercial/Industrial lease for Unit 4, 41 King Edward Road, Osborne Park, Western Australia, dated July 1, 2008, between Telvent Australia Pty., Ltd. and Multari Nominees (as trustee for Savterne Pty, Ltd. Superannuanations Fund). (20)

4.72	Form of Purchase Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and the investors identified on Schedule A thereto. (21)

4.73	Form of Registration Rights Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and the investors identified on Schedule A thereto. (21)

4.74	Registration Rights Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and Telvent Corporation, S.L. (21)

4.75	Stock Purchase Agreement, dated September 15, 2008, by and among Telvent Export, S.A., the stockholders of DTN Holding Company, Inc., DTN Holding Company, Inc. and GSC Recovery IIA, L.P., as Sellers’ Representative. (22)

4.76	Syndicated Financing Agreement, dated September 12, 2008, between Telvent GIT, S.A., Abengoa, S.A., Telvent Export, S.L., Caja De Ahorros Y Monte De Piedad De Madrid, ING Belgium S.A., Sucursal En Espana and Caja De Ahorros Y Monte De Piedad De Madrid (English translation). (22)

Exhibit
Number	Description

4.77	Amendments to the Extraordinary Variable Compensation Plan adopted by the Nomination and Compensation Committee at a meeting held on December 18, 2008 (English translation). (23)

4.78	Amended and Restated First Lien Credit and Guaranty Agreement, dated March 16, 2007, by and among DTN, Inc. (as borrower); DTN Holding Company, Inc., DTN, LLC, DTN Information Services LLC, DTN Holdco Corporation and certain subsidiaries of DTN Holdco Corporation (collectively, the guarantors); various Lenders signatory thereto; Goldman Sachs Credit Partners L.P. (as lead arranger, sole bookrunner and sole syndication agent); and General Electric Capital Corporation (as administrative agent and collateral agent).

4.79	First Amendment and Consent to Amended and Restated First Lien Credit and Guaranty Agreement, dated September 15, 2008, by and among DTN, Inc. (as borrower), DTN Holding Company, Inc., DTN, LLC, DTN Information Services LLC, DTN HoldCo Corporation and certain subsidiaries of DTN HoldCo Corporation (collectively, the guarantors); General Electric Capital Corporation (as administrative agent) and the Lenders signatory thereto.

4.80	Lease by and between David J. and Bernard Meyers and Data Transmission Network Corporation, dated August 6, 1993, as amended by an Addendum dated August 6, 1993, as amended by an Addendum dated August 6, 1993, as amended by an Addendum dated September 21, 1995, as amended by an Addendum dated June 19, 2003, as amended by an Addendum dated July 1, 2008.

4.81	Office Lease by and between Triple Net Properties Realty, Inc., as agent, the landlords identified therein and DTN, Inc., dated January 1, 2008, as amended by a Rider, dated June 16, 2008.

4.82	Amendment to the Audit Committee Charter adopted by the Audit Committee and the Board of Directors of Telvent GIT, S.A. on September 20, 2007. (12)

4.83	Lease by and between 1390 Piccard Drive, L.L.C. and Telvent Farradyne Inc., dated July 23, 2008, and related Guaranty by Telvent GIT, S.A., dated July 31, 2008, for the facilities at 1390 Piccard Drive, Rockville, Maryland.

4.84	Lease of Office Space (Southland Park) between Telvent Canada Ltd. and Pensionfund Realty Limited, dated June 27, 2007 for the facilities at 10333 Southport Road S.W., Calgary, AB, Canada.

4.85	First Supplement to the Rental Contract, dated June 21, 2000, between Telvent Portugal and Imovest – Fundo de Investmentos Imobiliaros, dated July 1, 2008, for the facilities at Severiano Falcao 14, Lisbon, Portugal (English Translation).

4.86	Amendment to the Lease between Telvent Netherlands B.V. and Kroezen Vastgoed Exploitatie B.V., dated January 15, 2009 for the facilities at Landzichtweg, 70, 4105 DP Culemborg, Netherlands (English Translation).

8	Significant Subsidiaries of Telvent.

11	Telvent GIT, S.A.’s Code of Ethics.

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

Exhibit
Number	Description

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

15	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm.

(1)	incorporated by reference to the registrant’s Registration Statement on Form F-1, filed on October 4, 2004.

(2)	incorporated by reference to the registrant’s Report on Form 6-K, filed on November 23, 2004.

(3)	incorporated by reference to the registrant’s Registration Statement on Form F-1/A, filed on October 18, 2004.

(4)	incorporated by reference to the registrant’s Annual Report on Form 20-F, filed on May 13, 2005.

(5)	incorporated by reference to the registrant’s Annual Report on Form 20-F, filed May 3, 2006.

(6)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 061066135, filed on August 30, 2006.

(7)	incorporated by reference to the registrant’s Report on Form 6-K, filed on March 7, 2007.

(8)	incorporated by reference to the registrant’s Report on Form 6-K, filed on February 8, 2006.

(9)	incorporated by reference to the registrant’s Report on Form 6-K, filed on March 26, 2007.

(10)	incorporated by reference to the registrant’s Report on Form 6-K, filed on April 27, 2007.

(11)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071129554, filed on September 21, 2007.

(12)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071129698, filed on September 21, 2007.

(13)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071269162, filed on November 27, 2007.

(14)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071188496, filed on October 24, 2007.

(15)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071091840, filed on August 30, 2007.

(16)	incorporated by reference to the registrant’s Report on Form 6-K, filed on February 26, 2008.

(17)	incorporated by reference to the registrant’s Annual Report on Form 20-F, filed on March 10, 2008.

(18)	incorporated by reference to the registrant’s Annual Report on Form 6-K, filed on May 2, 2008.

(19)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 08854879, filed on May 22, 2008.

(20)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 081091390, filed on September 26, 2008.

(21)	incorporated by reference to the registrant’s Report on Form F-3, filed on December 4, 2008.

(22)	incorporated by reference to the registrant’s Report on Form 6-K, filed on December 8, 2008.

(23)	incorporated by reference to the registrant’s Report on Form 6-K, filed on December 24, 2008.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
Manuel Sánchez
Chief Executive Officer

Date: March 18, 2009

INDEX TO FINANCIAL STATEMENTS
INCLUDED IN ANNUAL REPORT 20-F

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España
Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
        +34 915 56 74 30
www.deloitte.es
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Telvent GIT, S.A.:
Madrid, Spain
We have audited the accompanying consolidated balance sheets of Telvent GIT, S.A. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, and shareholders’ equity for each of the three years in the period ended December 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telvent GIT, S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2009 expresses an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte, S.L.
Madrid, Spain
February 26, 2009
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
Madrid, Spain
We have audited the internal control over financial reporting of Telvent GIT, S.A. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at DTN Holding Company, Inc., which was acquired on October 28, 2008, and whose financial statements constitute 11.9% of total assets, 3.5% of revenues, and 4.2% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at DTN Holding Company, Inc. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated February 26, 2009, expresses an unqualified opinion on those financial statements.
/s/ Deloitte, S.L.
Madrid, Spain
February 26, 2009
Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, seccion 8, hoja M-54414.
Inscripción 96, C.I.F., B-79104469 Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso - 28020 Madrid
Member of
Deloitte Touche Tohmatsu

TELVENT GIT, S.A.
Consolidated Balance Sheets
(In thousands of Euros, except share amounts)

	As of December 31,
	2008	2007
Assets:
Current assets:
Cash and cash equivalents	€ 67,723	€ 73,755
Restricted cash	18,085	8,590
Other short-term investments	589	461
Derivative contracts	8,046	3,544
Accounts receivable (net of allowances of € 2,386 in 2008 and € 639 in 2007)	152,951	143,261
Unbilled revenues	218,271	191,070
Due from related parties	18,322	38,773
Inventory	19,562	26,431
Other taxes receivable	18,565	9,309
Deferred tax assets	5,885	2,399
Other current assets	5,573	3,476

Total current assets	€ 533,572	€ 501,069
Deposits and other investments	7,595	7,103
Investments carried under the equity method	6,596	219
Property, plant and equipment, net	73,861	52,975
Long-term receivables and other assets	8,586	8,605
Deferred tax assets	26,726	16,529
Other intangible assets, net	48,444	22,381
Goodwill	345,345	64,638
Derivative contracts long-term	498	—

Total assets	€ 1,051,223	€ 673,519

Liabilities and shareholders’ equity:
Accounts payable	€ 294,947	€ 255,608
Billings in excess of costs and estimated earnings	45,253	35,501
Accrued and other liabilities	16,927	10,684
Income and other taxes payable	27,770	21,452
Deferred tax liabilities	2,422	2,546
Due to related parties	29,105	25,315
Current portion of long-term debt	27,532	3,488
Short-term debt	56,728	63,998
Short-term leasing obligations	8,041	7,075
Derivative contracts	8,694	3,686

Total current liabilities	€ 517,419	€ 429,353
Long-term debt less current portion	193,495	12,230
Long-term leasing obligations	18,599	22,959
Derivative contracts long-term	4,877	—
Other long-term liabilities	37,745	8,198
Deferred tax liabilities	5,238	6,361
Unearned income	1,233	409

Total liabilities	€ 778,606	€ 479,510

Minority interest (Note 20)	3,561	3,889
Commitments and contingencies (Note 20)	—	—
Shareholders’ equity:
Common stock, € 3.00505 nominal value, 34,094,159 shares at December 31, 2008 and 29,247,100 shares at December 31, 2007 authorized, issued and outstanding, same class and series	102,455	87,889
Additional paid-in capital	106,252	42,072
Accumulated other comprehensive income (loss)	(25,363)	(5,294)
Retained earnings	85,712	65,453

Total shareholders’ equity	€ 269,056	€ 190,120

Total liabilities and shareholders’ equity	€ 1,051,223	€ 673,519

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2008	2007	2006
Revenues	€724,613	€624,317	€503,844
Cost of revenues	538,641	485,612	393,219

Gross profit	€185,972	€138,705	€110,625

General and administrative	67,430	53,900	39,850
Sales and marketing	21,677	13,668	13,730
Research and development	19,067	19,106	16,465
Depreciation and amortization	14,561	10,623	9,562

Total operating expenses	€122,735	€97,297	€79,607

Income from operations	€63,237	€41,408	€31,018
Financial income	40,379	10,181	3,471
Financial expense	(63,723)	(20,063)	(10,114)
Income from companies carried under the equity method	270	324	—
Other income (expense), net	(1,919)	(2,025)	(387)

Total other income (expense)	€(24,993)	€(11,583)	€(7,030)

Income before income taxes	€38,244	€29,825	€23,988
Income tax expense (benefit)	6,890	4,680	2,080

Net income before minority interest	€31,354	€25,145	€21,908
Loss/(profit) attributable to minority interests	(1,144)	(268)	(70)

Net income	€30,210	€24,877	€21,838

Earnings per share
Basic and diluted net income per share	€1.00	€0.85	€0.75

Weighted average number of shares outstanding
Basic and diluted	30,096,995	29,247,100	29,247,100

The consolidated statements of operations include the following income and (expense) items from transactions with related parties. See Note 24 to the consolidated financial statements:

	Year Ended December 31,
	2008	2007	2006
Revenues	€33,010	€28,461	€29,226
Cost of revenues	(10,427)	(14,335)	(10,636)
General and administrative	(5,997)	(6,811)	(5,646)
Financial (expense), net	(3,552)	(2,415)	(1,409)
The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Cash Flows
(In thousands of Euros)

	Year Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	€30,210	€24,877	€21,838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,923	10,902	9,986
Income/loss from investment carried under the equity method	(270)	—	—
Net foreign exchange (gains) losses	(2,993)	1,324	(903)
Allowance for doubtful accounts	2,324	(411)	278
Interest accrued	2,048	—	—
Deferred income taxes	(2,797)	(4,848)	(2,769)
Minority interests	1,144	268	70
Stock and extraordinary compensation plans	1,808	1,735	1,910
Loss (gains) on sale of investments	—	—	387
Change in operating assets and liabilities, net of amounts acquired:
Accounts and other long-term receivable	(11,231)	693	(44,333)
Inventory	4,930	(3,102)	(8,149)
Unbilled revenues	(27,627)	(89,534)	(26,743)
Related parties trade receivables and other assets	8,950	18,642	(8,484)
Billings in excess of costs and estimated earnings	(13,681)	9,626	8,248
Accounts payable, accrued and other liabilities, related parties trade payable	34,465	46,556	87,443
Due to temporary joint ventures	935	(2,817)	(2,060)

Net cash provided by (used in) operating activities	€43,138	€13,911	€36,719

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(9,662)	(545)	(4,862)
Due from related parties	17,661	(11,632)	4,552
Purchase of property, plant & equipment	(7,478)	(2,948)	(2,313)
Investment in intangible assets	(1,090)	—	—
Purchase of software	(800)	—	—
Acquisition of subsidiaries, net of cash acquired	(147,920)	(32,414)	(43,208)
Disposal/(Acquisition) of investments	(4,211)	(5,281)	941

Net cash provided by (used in) investing activities	€(153,500)	€(52,820)	€(44,890)

Cash flows from financing activities:
Proceeds from long-term debt	57,512	371	1,084
Proceeds from sale and lease-back transaction	—	25,315	—
Repayment of long-term debt	(1,635)	(4,284)	(11,576)
Proceeds from short-term debt	4,701	40,134	16,095
Repayment of short-term debt	(22,815)	(15,737)	(5,758)
Dividends paid	(9,951)	(8,774)	—
Dividends paid to minority interest	(1,231)	—	—
Proceeds from issuance of common stock, net	78,510	—	—
Proceeds (repayments) of government loans	(467)	(844)	(1,094)
Due to related parties	348	7,770	(218)

Net cash provided by (used in) financing activities	€104,972	€43,951	€(1,467)

Net (decrease) increase in cash and cash equivalents	€(5,390)	€5,042	€(9,638)
Net effect of foreign exchange in cash and cash equivalents	(642)	(519)	(1,140)
Cash and cash equivalents at the beginning of period	68,409	60,997	67,796
Joint venture cash and cash equivalents at the beginning of period	5,346	8,235	12,214

Cash and cash equivalents at the end of period	€67,723	€73,755	€69,232

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€7,275	€5,853	€2,507
Interest	€17,547	€12,068	8,275

Non-cash transactions:
Capital leases (Note 20)	€4,295	€2,780	€1,796
The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Shareholders’ Equity
(In thousands of Euros, except share amounts)

						Accumulated
			Additional		Deferred	Other	Total
	Ordinary Shares		Paid-in	Retained	Stock	Comprehensive	Shareholders’
	Shares	Amount	capital	Earnings	Compensation	Income / (Loss)	Equity
Balance, December 31, 2005	29,247,100	€ 87,889	€ 40,471	€ 28,798	€ (2,044)	€ 2,883	€ 157,997
Comprehensive income:
Net Income	—	—	—	21,838	—	—	21,838
Foreign currency translation adjustment	—	—	—	—	—	(5,025)	(5,025)

Total comprehensive income							16,813
Elimination of deferred compensation balance	—	—	(2,044)	—	2,044	—	—
Amortization of formula based stock compensation plan	—	—	1,640	—	—	—	1,640

Parent Company stock purchase plan expense	—	—	271	—	—	—	271

Balance, December 31, 2006	29,247,100	€ 87,889	€ 40,338	€ 50,636	€ —	€ (2,142)	€ 176,721

Comprehensive income:

Net Income	—	—	—	24,877	—	—	24,877
Foreign currency translation adjustment	—	—	—	—	—	(3,439)	(3,439)

Derivatives qualifying hedges	—	—	—	—	—	287	287

Total comprehensive income							21,725
Cumulative effect adjustment FIN-48	—	—	—	(1,286)	—	—	(1,286)
Amortization of formula based stock compensation plan	—	—	1,506	—	—	—	1,506
Parent Company stock purchase plan expense	—	—	228	—	—	—	228

Dividends paid	—	—	—	(8,774)	—	—	(8,774)

Balance, December 31, 2007	29,247,100	€ 87,889	€ 42,072	€ 65,453	€ —	€ (5,294)	€ 190,120

Capital Increase	4,847,059	14,566	63,944	—	—	—	78,510
Comprehensive income:
Net Income	—	—	—	30,210	—	—	30,210
Foreign currency translation adjustment	—	—	—	—	—	(17,468)	(17,468)
Derivatives qualifying hedges	—	—	—	—	—	(2,601)	(2,601)

Total comprehensive income							10,141
Parent Company stock purchase plan expense	—	—	236	—	—	—	236

Dividends paid	—	—	—	(9,951)	—	—	(9,951)

Balance, December 31, 2008	34,094,159	€ 102,455	€ 106,252	€ 85,712	€ —	€ (25,363)	€ 269,056

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
1. Description of Business
     Telvent Desarrollos, S.A. was incorporated on April 4, 2000 and is registered in the Madrid Registry of Companies, Volume 15,370, Folio 164, Sheet No. M-257879, 1st entry, C.I.F. No. A-82631623. Its corporate headquarters are located in Madrid, Spain. At a general shareholders’ meeting held on January 19, 2001, Telvent Desarrollos, S.A. changed its name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, Telvent Sistemas y Redes, S.A. changed its name to Telvent GIT, S.A. (“Telvent” or “the Company”) which remains our legal and commercial name. Telvent is a majority owned subsidiary of Abengoa, S.A. (“Abengoa Group”).
     Telvent is an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Within these financial statements, “Abengoa” refers to Abengoa, S.A. and its subsidiaries, but excluding Telvent and its subsidiaries. The “Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent and its subsidiaries.
2. Significant Accounting Policies
Principles of Consolidation
     The consolidated financial statements of Telvent, together with its subsidiaries, include the accounts of all majority-owned domestic and foreign subsidiaries and variable interest entities that are required to be consolidated. All intercompany profits, transactions and balances have been eliminated upon consolidation. Investments in joint ventures and other entities over which the Company does not have control, but does have the ability to exercise significant influence over the operating and financial policies, are carried under the equity method. Non-marketable equity investments in which the Company does not exercise control or have significant influence over the operating and financial policies are accounted for using the cost methods subject to other-than-temporary impairment.
Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Cash and Cash Equivalents and Restricted Cash
     The Company considers all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased, to be cash equivalents.
     At December 31, 2007, there were deposits amounting to € 8,590, which constituted a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party, which will release the Company’s obligation. The cash was received from third parties through the course of 2008, and we have thus been released from the restriction.
     At December 31, 2008, there were deposits amounting to € 18,085, which also constituted a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party, which will release the Company’s obligation. The cash was received from third parties during the first quarter of 2009, and we have thus been released from the restriction.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     As of December 31, 2008, the Company had no cash equivalents with a maturity date of three months or less from the date of acquisition.
Allowance for Doubtful Accounts
     The allowance for doubtful accounts is used to provide for impairment of receivables on the consolidated balance sheets. The balance represents an estimate of probable but unconfirmed losses in the collection of accounts receivable balances. A specific receivable is reviewed for impairment when, based on current information and events, it is deemed probable that contractual amounts will not be fully collected. Factors considered in assessing recoverability include a customer’s extended delinquency and filing for bankruptcy. An impairment allowance is recorded based on the difference between the carrying value of the receivable and the expected amount of collection.
Financial Instruments
Derivatives
     All derivative instruments are recognized in the financial statements and are measured at fair value regardless of the purpose or intent for holding them. The fair value of our forward contracts are calculated based on quoted prices in active markets. The fair value of our interest rate caps and swaps are determined using inputs other than quoted prices in active markets (i.e. rate of 3 to 12 months both EURIBOR and LIBOR). The Company, as part of its foreign currency risk management program, has entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on projects and anticipated future transactions. The Company generally hedges its currency risk on a project-specific basis only when revenues and/or costs are denominated in currencies that differ from the functional currency of the contracting entity. The Company currently does not engage in currency translation hedging with respect to the Euro. In addition, the Company has entered into interest rate caps and swaps in order to manage interest rate risk on certain long-term variable rate financing arrangements.
     Although all forward exchange contracts and interest rate caps and swaps are used solely as economic hedges, the Company began applying hedge accounting under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into on or after such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.
     Additionally, the Company enters into certain long-term binding contracts that are denominated in a currency that is neither the functional nor local currency of either party. This feature is analogous to an embedded derivative that is bifurcated from the underlying host contract at the execution of the contract and, similar to freestanding derivatives, is recorded at fair value within the balance sheet, with related gains and losses recorded in earnings.
Factoring of Trade Receivables
     The Company has entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of approximately € 323,200 and € 234,400 of cash for the years ended December 31, 2008 and 2007, respectively on available trade accounts receivable. The factoring arrangements balance as of December 31, 2008 was € 146,652. Under the factoring agreements, the Company sells, on a revolving and non-recourse basis, certain of its trade accounts receivable (“Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because the Company has relinquished control of the Pooled Receivables and the Company does not maintain any continuing involvement with the sold assets. Accordingly, Pooled Receivables sold under these facilities are excluded from receivables in the accompanying consolidated balance sheets. The Company incurs commissions of approximately 0.15% to 0.30% of the Pooled Receivable balance. The commission and interest expense are recorded as a charge to earnings in the period in which they are incurred, as the commission and interest expense is in effect a loss on the sale of

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
the asset. The total amount of factoring-related financial expense for the years ended December 31, 2008, 2007 and 2006 was € 5,114, € 4,898 and € 2,338, respectively.
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
Property, Plant and Equipment
     Property, plant and equipment are recorded at historical cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and surface rights	20-40 years
Integral equipment	3-20 years
Furniture and fixtures	7-10 years
Computer equipment	3-5 years
Vehicles	5-12 years
Other	3-7 years
     Repairs and maintenance are expensed as incurred, while improvements that increase the economic life of the asset are capitalized and amortized accordingly. Gains or losses upon sale or retirement of property, plant and equipment are included in the consolidated statements of operations and the related cost and accumulated depreciation are removed from the consolidated balance sheets.
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
     Other intangible assets represents identifiable intangibles with a finite life and are recorded at fair value at the date of acquisition and are amortized using the straight-line method over the following estimated useful lives:

Software development and licenses	2-5 years
Purchased software technology	5-10 years
Customer contracts backlog	1-5 years
Customer relationships	2-10 years
Non-compete agreements	3-4 years
Trade names	5 years
In-process research and development	Immediately
     Other intangible assets also include brand names arising from the purchase of Telvent Miner & Miner, Inc. (“Telvent Miner & Miner”), Telvent Farradyne, Inc. (“Telvent Farradyne”), Matchmind Holding, S.L. (“Matchmind”), and trademarks arising from the purchase of DTN Holding Company, Inc. (“DTN”). These assets are not amortized, as they are deemed to have an indefinite useful life.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     The Company has recorded intangibles for acquired customer relationships due to the fact that the Company has historically experienced a high incidence of repeat business for system sales and ongoing service support. The Company has identified both contractual and non-contractual customer relationships (as distinct from contractual backlog) in its oil & gas, water, electric utilities, remote terminal units (“RTU”) parts, repair businesses, and in its global services, weather, agriculture and transportation segments. The customer contract backlog intangible is amortized over the period of the related contracts, ranging normally from one to ten years. The customer relationship intangible is amortized generally over a period from two to ten years depending on the related acquisition, and expected net cash inflows. The Company uses straight-line amortization for customer relationships because of relatively consistent expected cash flows over the useful life. In-process research and development acquired in a business combination is fully amortized immediately after the acquisition.
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
Revenues
     Revenues consist primarily of three types of revenues streams: products and services solutions (projects), managed services and information, and electronic communication services.
- Products and Services Solutions (Projects)
     The Company provides products and services solutions generally under short- and long-term fixed-price contracts. The contracts periods range from three months to approximately three years in length. Income for these contracts is recognized following the percentage-of-completion method, measured by the cost-to-cost method in accordance with the Statement of Position “SOP” 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The revenue earned in a period is based on total actual costs incurred plus estimated costs to completion.
     Billings in excess of recognized revenues are recorded in “Billings in excess of costs and estimated earnings” in the Company’s consolidated balance sheets. When billings are less than recognized revenues, the differences are recorded in “Unbilled revenues” in the Company’s consolidated balance sheets.
     Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling costs directly attributable to a specific project are capitalized if it is expected that such costs will be recovered. General and administrative costs are charged to expense as they are incurred. In the event that a loss is anticipated on a contract, it is immediately recognized in income. Changes in job performance, job conditions, estimated profitability, or job scope may result in revisions to costs and income and are recognized in the period in which the revisions are determined.
     Additionally, part of our products and services solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with SOP No. 97-2, Software Revenue Recognition and SOP 81-1. For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-shipment obligations, including the production, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term, or other factors appropriate to the individual contract of sale.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
- Managed Services
     Managed services contracts include leasing arrangements, maintenance, monthly and hourly fixed-rate contracts. The Company recognizes revenue earned on the leasing, maintenance, and monthly fixed-rate contracts on a straight-line basis over the term of the contract. For contract arrangements where there is a fixed-rate per hour charge, the income is recorded based on time incurred to date.
- Information and Electronic Communication Services
     Since the Company’s acquisition of DTN in October 2008, the Company now provides business-to-business information and communication services focused on the agriculture, energy and environment (weather business) markets. The Company now delivers on-demand market information, commodity cash prices, industry news and in-depth analysis, and location-specific weather via satellite and over the Internet. In addition, the Company now owns and operates The Progressive Farmer magazine, a publication in the United States focusing on the information needs of commercial farmers and landowners.
     In order for its customers to receive these information and communication services, the Company provides its subscribers with equipment and/or access through the Internet. The Company charges a recurring subscription fee and, in many instances, a one-time service initiation fee. The subscriptions are generally contracted for an initial period of between one and three years and are generally billed quarterly in advance. Payments received in advance of the service period are deferred and recognized as the services are provided. Subscription revenue from The Progressive Farmer magazine is recognized over the term of the subscription period. Professional services and equipment sales are recognized upon customer acceptance. Service initiation fees are deferred and recognized in income over the term of the contract. Communication services are generally billed monthly in arrears based on the number and length of the messages delivered to subscribers, but are recognized in revenue as the services are provided. Advertising revenues are recognized in the period or periods that the advertisement is served. Amounts received from customers that have not yet been earned are classified as “Billings in excess of costs and estimated earnings” in the Company’s consolidated balance sheets.
Cost of Revenues
     “Cost of revenues” on the consolidated statements of operations includes distribution costs, equipment hardware costs, direct labor, materials and the applicable share of overhead expense directly related to the execution of services and delivery of projects.
General and Administrative
     “General and administrative” on the consolidated statements of operations include compensation; employee benefits; office expenses; travel; other expenses for executive, finance, internal audit, legal, operations, business development; and other corporate and support-functions personnel. General and administrative also include fees for professional services, occupancy costs and recruiting of personnel.
Advertising
     Advertising costs are expensed as incurred. Advertising expenses amounted to approximately € 3,165, € 3,431, and € 2,274 in 2008, 2007 and 2006, respectively.
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

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
Earnings Per Share
     A basic earnings per share measure is computed using the weighted average number of ordinary shares outstanding during the period. There were no instruments outstanding during the years ended December 31, 2008, 2007 and 2006 that would have a dilutive impact on the earnings per share calculation and accordingly, a separate fully diluted earnings per share measure is not presented.
     The weighted average number of shares outstanding is calculated using the average number of days for each year.
Foreign Currency Translation
     The functional currency of the Company’s wholly-owned subsidiaries is the local currency in which they operate; accordingly, their financial statements are translated into the Euro using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenues, expenses, gains and losses within the consolidated statements of operations. Shareholders’ equity accounts are translated at historical exchange rates. Translation adjustments related to the balance sheet are included in accumulated other comprehensive income as a separate component of shareholders’ equity.
     Foreign currency transactions undertaken by the Company and its domestic subsidiaries are accounted for at the exchange rates prevailing on the applicable transaction dates. Assets and liabilities denominated in foreign currencies are translated to Euros using period-end exchange rates. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.
Other Comprehensive Income (Loss)
     Other comprehensive income (loss), which is reported in the accompanying consolidated statements of shareholders’ equity, consists of net income (loss) and other gains and losses affecting equity that are excluded from net income. For the year ended December 31, 2006, the Company’s other comprehensive income consisted solely of the cumulative currency translation adjustment. For the years ended December 31, 2008 and 2007, other comprehensive income also includes unrealized gains and losses on the effective portion of cash flow hedges, net of tax.
Segments
     Segments are identified by reference to the Company’s internal organization structure and the factors that management uses to make operating decisions and assess performance. The Company changed its internal reporting structure effective November 1, 2008, and, from such date, has five reportable segments consisting of the following: Energy, Transportation, Environment, Agriculture and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into our Global Services segment. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
Start-Up Activities
     The Company expenses the costs of start-up activities, including organization costs, as incurred.
Stock Compensation Plan
     As a result of the adoption of SFAS No. 123R, Share-Based Payment, on January 1, 2006, the Company designated its formula-based stock purchase plan as an equity award plan and started to record as an expense the fair value of the shares purchased by the Company’s employees under the plan. As the shares sold under the incentive plan consisted of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by SFAS 123. The Company chose the modified prospective application transition method allowed by SFAS 123R. Amounts previously classified under the “deferred stock compensation” caption of the consolidated statements of shareholders’ equity were reclassified to “additional paid-in capital”.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     In addition, the Company applies SFAS 123R to account for the share acquisition plan established by Abengoa in 2006 related to its shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including members of the senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date (January 23, 2006), and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).
Income Taxes
     Since January 1, 2005, the Company filed its income tax as part of a consolidated tax group with some of its subsidiaries. Following the rules for tax consolidation in Spain, subsidiaries in which more than a 75% interest is owned by the Company can be consolidated for tax purposes. The remaining companies file taxes on a stand-alone basis.
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
     Deferred tax assets and liabilities are measured in each jurisdiction at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted by the balance sheet date. The effect is included in income from continuing operations in the period of enactment. The Company adjusts its deferred tax assets and liabilities to reflect changes in tax laws or rates. As described in Note 21, during the fourth quarter of 2006, a tax reform was carried out in Spain by virtue of laws 35/2006 (introducing a new Personal Income Tax) and 36/2006 (introducing measures in order to avoid tax fraud). With respect to corporate income tax rates, Law 35/2006 reduced the 35% general corporate income tax rate available until December 31, 2006, to 32.5% for the year 2007, and 30% for year 2008 and all subsequent years. Therefore, the effect of this change in deferred tax assets and liabilities was reflected in the consolidated statements of operations for the year ended December 31, 2006, and the new tax rates have been applied since then.
     The Company records tax loss carry-forwards as deferred tax assets to the extent that the Company determines they are more likely than not to be recovered in future periods. The Company’s temporary differences include allowances for research and development activities, employee training and export activities.
     During the year ended December 31, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. FIN 48 supersedes SFAS No. 5, Accounting for Contingencies, as it relates to income tax liabilities and changes the standard of recognition that a tax contingency is required to meet before being recognized in the financial statements. The determination of the Company’s provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. The Company establishes reserves when, despite its belief that its tax return positions are fully supportable, the Company believes that certain positions may be challenged and that they may not succeed. Upon adoption of FIN 48 in 2007, the Company recorded, as a cumulative effect on retained earnings, reserves for uncertain tax positions and related accrued interest and penalties, if any. The Company will adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes. We do not anticipate a significant change to the total amount of these reserves within the next twelve months.
Reclassifications
     Certain prior period amounts have been reclassified to conform with the current period presentation.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
3. Recent Accounting Pronouncements
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the de-consolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented, requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statements of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in de-consolidation, clarifying that all of those types of transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary, and eliminates the requirement to apply purchase accounting to a parent’s acquisition of noncontrolling ownership interests in a subsidiary. Finally, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is de-consolidated. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company expects that adoption of this statement will mainly affect the presentation of its shareholders’ equity, as it will include minority interest, but not its financial position, results of operations or cash flows.
     As described in Notes 13 and 20, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 24,646. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on Matchmind achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 17,900. The obligation for the Company to purchase these equity instruments for cash has not been recognized as a financial liability based on the literature that is applicable to this transaction until December 2008. EITF Topic D-98 Classification and Measurement of Redeemable Securities issued in March 2008 will require no later than the effective date of SFAS No. 160 to retrospectively present this amount as a liability at its fair value for all periods presented.
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
     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is an amendment to FASB Statement No. 133. This statement requires enhanced disclosures about an entity’s derivative and hedging activities. In addition, it encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Specifically, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No.133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
encouraged. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows, and will be providing the necessary disclosures upon adoption of this statement.
     In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts. This Statement is applicable only for stock life insurance enterprises and property and liability insurance enterprises. Hence, the statement does not apply to the Company and will not have an impact on its operations.
4. Accounts Receivable
     Accounts receivable consist of:

	As of December 31,
	2008	2007
Trade accounts receivable	€ 152,012	€ 141,654
Payroll advances	3,325	2,246
Allowances for doubtful accounts	(2,386)	(639)

	€ 152,951	€ 143,261

     The following analysis details the changes in the Company’s allowances for doubtful accounts during the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,
	2008	2007	2006
Balance at beginning of the year	€ 639	€ 2,719	€ 2,650
Net increase (decrease) in allowances during the year	2,324	(411)	278
Write-offs during the year	(125)	(1,635)	(209)
Foreign currency translation differences	(452)	(34)	—

Balance at the end of the year	€ 2,386	€ 639	€ 2,719

     During the year ended December 31, 2008, the Company’s subsidiary Telvent Brasil recorded an allowance for doubtful accounts for an amount of € 1,919 in connection with a project with the local government of the city of Salvador de Bahia, as it considers probable, due to specific circumstances, that contractual amounts will not be fully collected.
5. Other Short-Term Investments
     The following is a summary of the Company’s “Other short-term investments” in the Company’s consolidated balance sheets as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007
Investment funds and other investments	€ 14	€ 14
Short-term guarantee deposits	575	447

	€ 589	€ 461

6. Deposits and Other Investments
     “Deposits and other investments” in the Company’s consolidated balance sheets consist of the following:

	As of December 31,
	2008	2007
Deposits for rentals and customers	€ 1,559	€ 1,521
Investment in S21 Sec	5,582	5,582
Other Investments	454	—

	€ 7,595	€ 7,103

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     As described in Note 20, on November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, S.A. (“Telvent Outsourcing”), acquired 10% of the shares of Group S21 Sec Gestion, S.A. (“S21 Sec”), a non-public company based in Spain specializing in computer security services. Prior to this acquisition, the Company owned 5% of the shares of S21 Sec, which were purchased from a related party in October 2007. As of December 31, 2008 and 2007 the total carrying amount of this investment was € 5,582.
     As of December 31, 2008, “Other investments” in the Company’s consolidated balance sheets primarily consisted of investments of the Company’s subsidiary DTN related to its deferred compensation plan for key DTN executives and select senior management. The amount of compensation deferred is based on individual participant elections. Participants are permitted to direct their deferrals among several mutual fund options available within the deferred compensation plan. Participant account balances are credited with fund earnings and fluctuate on a daily basis depending on market performance. Deferrals are subject to loss of principal. DTN makes no matching contribution to the deferred compensation plan. Participants will be eligible to receive distributions based on elected deferral periods that are consistent with the plan and applicable U.S. tax law. As of December 31, 2008, the obligation of the plan totals € 354, and is included in “Other long term liabilities” in the Company’s consolidated balance sheets. Through December 31, 2008, the Company had fully funded its obligation under the plan.
7. Investments carried under the equity method
     On May 8, 2008, the Company’s subsidiary, Telvent Energia S.A., (“Telvent Energia”), signed a joint venture agreement with the DMS Group LLC (“DMS Group”), based in Serbia, under which both companies established a limited liability company under the name “Telvent DMS LLC, Novi Sad” (“Telvent DMS, LLC”) for the purpose of product development. Telvent Energía owns a 49% interest in Telvent DMS, LLC, while the DMS Group owns the remaining 51%.
     The Company has agreed to make a total investment of € 6,111 related to the Telvent DMS, LLC. As of December 31, 2008, € 4,111 of this committed investment was made. The Company is committed and obligated to make payments for the remaining € 2,000, which will be paid within two years after the date that Telvent DMS, LLC was registered with the Business Registration Agency in Serbia (May 20, 2008). As of December 31, 2008, the liability corresponding to the outstanding payments has been booked in “Accrued and other liabilities” in the Company’s consolidated balance sheets for the € 1,000 amount due before December 31, 2009 and in “Other long term liabilities” in the Company’s consolidated balance sheets for the € 1,000 amount due after that date.
     In addition, the Company has other equity method investments as described below.
8. Joint Ventures
     The Company participates in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are considered to be variable interest entities as they have no equity, and are operated through a management committee comprised of equal representation from each of the joint venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all members. In accordance with FIN 46-R, Consolidation of Variable Interest Entities, the Company consolidates those joint ventures where it is the member most closely associated with the joint venture. Investments in joint ventures and other entities in which the Company is not the member most closely associated with the joint venture, but does have the ability to exercise significant influence over its operating and financial policies, are carried under the equity method. The total carrying value of equity method investments that correspond to UTEs joint ventures as of December 31, 2008 and 2007 were € 585 and € 219, respectively. The Company also carries other investment under the equity method as described in Note 7.
     Total assets coming from these consolidated UTEs amounted to € 90,673 and € 36,252 as of December 31, 2008 and 2007, respectively. Total revenue recognized with respect to these consolidated UTEs was € 67,997, € 42,526, and € 48,577, including

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
€ 53,551, € 29,515, and € 40,947 of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2008, 2007 and 2006, respectively. Total cost of revenues recognized with respect to these consolidated UTEs was € 68,160, € 42,154 and € 47,919, including € 53,640, € 29,372 and € 40,761 of cost of other venture partners in these arrangements, during the twelve months ended December 31, 2008, 2007 and 2006, respectively. There are no consolidated assets that are collateral for the UTEs’ obligations. The effect in operating cash flow was an increase of € 887 and a decrease of € 2,787 and € 2,279 (including an increase of € 935 and a decrease of € 2,817 and € 2,060 of changes in operating assets and liabilities) for the years ended December 31, 2008, 2007 and 2006, respectively. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 2,895.
9. Long-term Receivables and Other Assets
     Long-term receivables and other assets consist of the following:

	As of December 31,
	2008	2007
Long-term receivables	€ 8,512	€ 8,512
Other assets	74	93

	€ 8,586	€ 8,605

     As of December 31, 2008 and 2007 long-term receivables consisted mainly of a trade note receivable to be collected monthly over a period of twenty years in relation to the execution of our El Toyo digital city project (the “El Toyo Project”) (see “Contingencies” section of Note 20). In connection with this receivable, on November 10, 2005, the Company also signed a Credit Agreement with Unicaja (Note 17), that will be established on a non-recourse basis when the customer accepts delivery of the above mentioned project in its turn-key phase.
10. Inventory
     Inventory consists of the following:

	As of December 31,
	2008	2007
Raw Materials	€ 7,475	€ 4,609
Work-in-progress	12,087	21,822

	€ 19,562	€ 26,431

11. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of December 31,
	2008			2007
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land and buildings	€ 7,579	€ (2,281)	€ 5,298	€ 6,046	€ (4,052)	€ 1,994
Integral equipment	67,746	(13,457)	54,289	53,683	(10,187)	43,496
Furniture and fixtures	9,266	(4,958)	4,308	8,598	(7,101)	1,497
Computer equipment	21,452	(12,816)	8,636	28,756	(23,575)	5,181
Vehicles	1,387	(707)	680	982	(533)	449
Other	739	(89)	650	825	(467)	358

	€ 108,169	€ (34,308)	€ 73,861	€ 98,890	€ (45,915)	€ 52,975

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     Total depreciation expense for property, plant and equipment other than leases for the years ended December 31, 2008, 2007 and 2006 were € 3,054, € 3,023 and € 3,264, respectively. Additionally, there were € 362, € 279 and € 295 of depreciation included in “Cost of revenues” in the Company’s consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006, respectively.
     Total depreciation expense for capitalized leases for the years ended December 31, 2008, 2007 and 2006 were € 4,836, € 2,647 and € 2,081, respectively. Additionally there were € 701 and € 1,001 of depreciation included in “General and administrative” in the Company’s consolidated statements of operations for the years ended December 31, 2007 and 2006 respectively.
12. Other Intangible Assets
     Intangible assets consist of the following:

	As of December 31,
	2008			2007
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Value
Intangible assets, subject to amortization:
Software licenses	€ 4,362	€ (1,875)	€ 2,487	€ 3,135	€ (1,615)	€ 1,520
Customer contracts and relationships	37,329	(10,296)	27,033	20,127	(7,132)	12,995
Purchased software technology	16,401	(7,129)	9,272	12,816	(7,042)	5,774
In-process research and development	—	—	—	566	(566)	—
Trade names	137	(46)	91	129	(17)	112

Total intangible assets subject to amortization	58,229	(19,346)	38,883	36,773	(16,372)	20,401
Intangible assets, not subject to amortization:
Brand names	9,561	—	9,561	1,980	—	1,980

Total	€ 67,790	€ (19,346)	€ 48,444	€ 38,753	€ (16,372)	€ 22,381

     Total amortization expense for other intangible assets for the years ended December 31, 2008, 2007 and 2006 was € 6,671, € 4,953 and € 4,217, respectively. Based on the amount of intangible assets subject to amortization at the end of 2008, the expected amortization for each of the next five years and thereafter is as follows:

(Unaudited)
Year ended
December 31,
2009	€ 12,484
2010	10,286
2011	4,046
2012	3,253
2013	2,526
Thereafter	6,288

€ 38,883

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
13. Acquisitions
Acquisition of Matchmind
     Effective October 1, 2007, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind Holding, S.L. and its subsidiaries, Matchmind, S.L. and Matchmind Ingenieria de Software, S.L. (Collectively, “Matchmind”) for € 24,646, including acquisition costs. Matchmind specializes in systems integration, consulting services and information technology outsourcing. The remaining shares are held by part of Matchmind’s management team, with 2.0% being held by its founder and former president. The agreement provides that the Company will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 17,900.
     The Company has finalized the purchase price allocation with respect to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). The excess of the purchase price over the preliminary fair value of the net assets acquired has been allocated to goodwill.
     The following is a summary of the purchase price allocation at the date of acquisition (in thousands of Euros):

As of
October 1,
2007
Cash and cash equivalents	€ 79
Currents assets	14,801
Tangible assets	1,210
Liabilities assumed	(12,237)
Intangible assets:
Brand Name	4,111
Customer contracts and relationships	5,881
Goodwill	13,799
Deferred tax liabilities	(2,998)

Total purchase price	€ 24,646

     The results of operations of Matchmind have been included in the Company’s Global Services segment from the date of its acquisition.
     Pro forma revenues, income from operations, net income and EPS would have been as follows if this acquisition had occurred as of the beginning of the years ended December 31, 2007 and 2006, respectively:

	Year ended December 31,
	2007	2006
	(Unaudited)
Revenues	€ 695,979	€ 559,967
Income from operations	€ 46,635	€ 40,155
Net income	26,354	23,244
EPS	0.90	0.79

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
Acquisition of DTN
     On October 28, 2008, the Company’s subsidiary, Telvent Export, S.L. (“Telvent Export”), completed a stock purchase agreement pursuant to which it acquired all of the issued and outstanding shares of the capital stock of DTN. DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment.
     Under the stock purchase agreement, the purchase price for 100% of the shares amounted to U.S. $250,863 (€ 186,354) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90-day London Interbank Offered Rate (“LIBOR”) as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on DTN and its subsidiaries achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011.
     The cash consideration is subject to (i) a stand-by letter of credit which has been deposited into escrow to secure the indemnification obligations of the Sellers (discussed below) and (ii) a working capital purchase price adjustment.
     At the closing, Telvent Export deposited a stand-by letter of credit into escrow in an amount of U.S. $21,800 (€ 15,664), which is equal to ten percent (10%) of the cash consideration received by sellers that are not designated as Employee Stockholders under the SPA, such standby letter of credit to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of such Sellers. As of December 31, 2008, this amount was recorded within “Other long term liabilities” in the Company’s consolidated balance sheets.
     At the closing, Telvent Export also deposited a stand-by letter of credit into escrow in an amount of U.S. $12,100 (€ 8,998), which is equal to the aggregate amount of proceeds deferred by all deferring Employee Stockholders. Such letter of credit shall secure Telvent Export’s obligation to pay, subject to certain adjustments, such deferred amounts and interest to the applicable Employee Stockholders on December 31, 2011. As of December 31, 2008, this amount is recorded within “Other long term liabilities” in the Company’s consolidated balance sheets.
     The Company financed the acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of the Company to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa at a negotiated purchase price of U.S. $21.25 per share, for an aggregate consideration of approximately U.S. $103,000 (Note 22); partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, in the amount of € 57,500 (Note 17); and the balance from the Company’s own resources and proceeds of its initial public offering.
     The Company has not yet completed the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). Amounts have been preliminarily allocated to customer relationships, brand names and other intangible assets based on the book value of such assets on DTN’s balance sheet at the purchase date. The excess of the purchase price over the net book value of the net assets acquired has been preliminary allocated to goodwill. The following is a summary of the preliminary allocation at the date of acquisition (in thousands of Euros):

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)

As of
October 28,
2008
Cash and cash equivalents	€ 13,565
Other currents assets	11,722
Tangible assets	16,017
Deferred Tax Assets	10,580
Liabilities assumed	(221,169)
Intangible assets — Customer relationships	19,779
Other Intangible Assets	8,496
Goodwill	327,364

Total purchase price	€ 186,354

     The results of operations of DTN have been included in the Company’s Energy, Environment and Agriculture segments from the date of its acquisition.
     Pro forma revenues, income from operations, net income and earnings per share would have been as follows if this acquisition had occurred as of beginning of the years ended December 31, 2008 and 2007 respectively:

	Year ended December 31,
	2008	2007
	(Unaudited)
Revenues	€ 820,952	€ 745,708
Income from operations	€ 74,493	€ 50,164
Net income	29,756	25,024
EPS	0.87	0.73
The number of shares used in the EPS calculation is 34,094,159.
14. Goodwill
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
     The following analysis details the changes in the Company’s goodwill during 2008 and 2007 by segment:

			Global
	Energy	Transportation	Services	Agriculture	Total
Balance, December 31, 2006	€ 23,228	€ 14,188	—	—	€ 37,416
Acquisitions and purchase price allocation adjustments	—	9,048	€ 20,316	—	29,364
Currency translation adjustment	(4)	(2,138)	—	—	(2,142)

Balance, December 31, 2007	23,224	21,098	20,316	—	64,638
Acquisitions and purchase price allocation adjustments	—	(2,960)	(6,433)	€ 327,364	317,971
Currency translation adjustment	(2,137)	(2,138)	—	(32,989)	(37,264)

Balance, December 31, 2008	€ 21,087	€ 16,000	€ 13,883	€ 294,375	€ 345,345

15. Accrued and Other Liabilities
     “Accrued and other liabilities” in the Company’s consolidated balance sheets consist of the following:

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)

	As of December 31,
	2008	2007
Payroll, accrued vacation and other employee benefits	€ 12,710	€ 6,430
Current portion of government loans	924	911
Other short-term liabilities	3,293	3,343

	€ 16,927	€ 10,684

16. Short-Term Debt
     “Short-term debt” in the Company’s consolidated balance sheets at December 31, 2008 and 2007 consists of the following:

	As of December 31,
	2008	2007
Credit facilities:
Bank of America N.V	€ 17,964	€ 16,983
Caja de Ahorros y Monte de Piedad de Madrid S.A.	56	1,390
Banco Santander S.A.	593	2,163
Banco Español de Crédito S.A. (Banesto)	—	856
ABN AMRO Bank N.V	1,689	—
Citibank Co., Ltd. Beijing Branco (Citibank)	493	432
BNP Paribas	—	3,167
Caja de Ahorros y Pensiones de Barcelona S.A (La Caixa)	—	758
Natixis Sucursal en España	2,490	—
Banco Bilbao Vizcaya Argentaria S.A.	—	704
Other facilities	822	2,737

Due under short term credit facilities	24,107	29,190
Advance payments	28,766	26,599
Recourse factoring agreements	—	3,164
Other short-term debt	3,855	5,045

Total short-term debt	€ 56,728	€ 63,998

     On March 31, 2008, our subsidiary, Telvent Canada Ltd. (“Telvent Canada”), entered into a new credit agreement with ABN AMRO Bank N.V (the “Bank”) to replace the previous one dated May 2, 2003. The new credit agreement provides for three separate credit facilities all of which are unsecured with respect to Telvent Canada and its subsidiary, Telvent USA, Inc. “Telvent USA”. The first facility (“Facility A”) is a revolving credit line available for working capital purposes with funds available up to U.S. $3,000. The second facility (“Facility B”) is a hedging facility with a maximum aggregate amount of U.S. $6,000 and is solely for the purposes of financing hedging agreements. The third facility (“Facility C”) is a credit facility with a maximum aggregate amount of up to U.S. $12,000 for the purpose of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA are required to provide bid, advance payment or performance securities. The amount outstanding under this agreement was € 1,689 as of December 31, 2008. The new credit agreement is a “demand facility” agreement which means that there is no maturity date and that any borrowing made are repayable on demand. The Bank reserves the right to terminate the new credit agreement at any time and for any reason.
     On April 28, 2008, the Company’s subsidiary, Telvent Traffic North America Inc. (“Telvent Traffic”), entered into an agreement to amend its credit agreement with Bank of America N.V as successor to LaSalle Bank National Association, dated May 31, 2006. The credit agreement was amended to extend the termination date until April 30, 2009. The obligations of Telvent Traffic under the credit agreement are guaranteed by the Company. The credit facility was available for partial financing of acquisitions permitted under the agreement. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America N.V. or (ii) the LIBOR for U.S. dollar deposits in the London Interbank Eurodollar market, plus an applicable margin which is based on the leverage ratio of the Company. The total amount outstanding under this facility as of December 31, 2008 was U.S. $25,000 (€ 17,964).

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     On December 4, 2007, Telvent Tráfico y Transporte, S.A. (“Telvent Tráfico”) entered into a credit agreement with Natixis Sucursal en España (“Natixis”) under which Telvent Tráfico may borrow U.S. $12,300 to finance the complete investment of the design and implementation of the Panama City Traffic Control Project, a nine-year concession awarded to Telvent Tráfico by the Autoridad del Tránsito Transporte Terrestre of Panama that came into force on August, 28 2007. This credit facility has a cost of LIBOR +0.90% during the investment phase and LIBOR + 2% during the operations and maintenance phase. The total amount outstanding as of December 31, 2008 was € 2,490. At the end of the project, the agreement calls for the collection and associated recourse of the accounts receivable associated with the project to be transferred over to Natixis.
     On April 11, 2008, our subsidiaries Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $ 1,000 (€ 719) and U.S. $ 700 (€ 503), respectively. The revolving facilities mature on April 11, 2009, and bear interest at the prevailing base lending rates published by the People’s Bank of China. As of December 31, 2008, € 493 was outstanding under these facilities.
     On March 8, 2008, Matchmind renewed its credit facility with Banco Santander S.A under which our subsidiary Matchmind may borrow up € 1,000. This credit facility bears an interest of EURIBOR +1.10%. The total amount outstanding as of December, 31, 2008 was € 593.
     In addition, the Company had, at December 31, 2008, € 822 of other balances outstanding with various financial institutions.
     As of December 31, 2008 and 2007, respectively, “Advanced payments” in the Company’s consolidated balance sheets consisted primarily of inter-company balances in connection with commercial transactions in the normal course of business, where the group has received advanced payments from the financial institutions.
     Furthermore, as of December 2008 and 2007 “Other short-term debt” in the Company’s consolidated balance sheets consisted primarily of amounts outstanding under corporate Diners and American Express cards.
17. Long-Term Debt
     Long-term debt consists of the following:

	As of December 31,
	2008	2007
Total long-term debt	€ 221,027	€ 15,718
Current portion of long-term debt	(27,532)	(3,488)

Long-term debt less current portion of long-term debt	€ 193,495	€ 12,230

     The total principal amount outstanding with each counterparty, less the corresponding current portion at December 31, 2008 and 2007 is as follows:

	As of December 31, 2008
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
ING and Liscat	€ 1,715	€ 837	€ 878
Bank of Communications	799	138	661
Unicaja	9,956	—	9,956
Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium	56,938	15,609	41,329
Goldman Sachs Credit Partners and General Electric Capital	151,328	10,828	140,500
Caixa Catalunya	291	120	171

	€ 221,027	€ 27,532	€ 193,495

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)

	As of December 31, 2007
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
ABN AMRO Bank N.V	€ 1,997	€ 1,997	€ —
Caja de Ahorros y Monte de Piedad de Madrid	581	581	—
ING and Liscat	2,523	809	1,714
Bank of Communications	765	68	697
Unicaja	9,382	—	9,382
Caixa Catalunya	378	8	370
Others	92	25	67

	€ 15,718	€ 3,488	€ 12,230

Goldman Sachs Credit Partners and General Electric
     Our subsidiary, DTN and certain of its subsidiaries are party to an Amended and Restated First Lien Credit and Guaranty Agreement (the “DTN Credit Agreement”), dated March 16, 2007, by and among DTN, Inc., as borrower, DTN, DTN, LLC, DTN Information Services LLC, DTN Holdco Corporation and certain subsidiaries of DTN Holdco Corporation, as guarantors, various Lenders, Goldman Sachs Credit Partners L.P., as lead arranger, sole bookrunner and sole syndication agent, and General Electric Capital Corporation, as administrative agent. The obligations under the credit agreement are secured by a lien on substantially all of the assets of the borrower and guarantors.
     The credit facilities consist of revolving loan commitments of U.S. $25,000, including sub-limits for swing line loans and letters of credit; Tranche C term loans in the original aggregate principal amount of up to U.S. $242,000; and an incremental facility of up to U.S. $25,000 in additional new term loans. The Tranche C term loan facilities mature on March 10, 2013. The revolving commitments terminate on March 10, 2011.
     The change in control that was triggered by the Company’s acquisition of DTN’s issued and outstanding capital stock would have constituted a default by DTN under the DTN Credit Agreement at the time the acquisition occurred. Accordingly, DTN requested the consent to the change of control DTN, the lenders, entered into the First Amendment, Consent and Waiver to Amended and Restated First Lien Credit and Guaranty Agreement, dated September 15, 2008, which became effective on October 28, 2008. Under the First Amendment, the lenders consented to the change of control and amended the DTN Credit Agreement to increase the interest payable with respect to the credit facilities. The applicable margin with respect to Revolving Loans and Tranche C term loans that are Eurodollar Rate Loans was increased to 5% if DTN’s S&P Rating and Moody’s Rating is higher or equal than B+ and B1, respectively, from 3%. If DTN’s S&P Rating and Moody’s Rating falls to less than B+ and B1, respectively, the applicable margin will increase to 5.5%. For Revolving Loans and Tranche C term loans that are Base Rate Loans, the applicable margin was increased to 3.75% from 2% if DTN’s S&P Rating and Moody’s Credit Rating is higher or equal than B+ and B1, respectively, and to 4.25% if DTN’s credit ratings are lower.
     The amount outstanding for Tranche C Loans is € 151,328 ($ 210,603) as of December 31, 2008. No borrowings have been made under the revolving commitments feature of the credit facility as of December 31, 2008.
Caja de Ahorros y Monte de Piedad and ING Belgium S.A., Sucursal en España
     On September 12, 2008, the Company, as borrower, entered into an unsecured loan agreement governed by Spanish law with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, as lenders, in the amount of € 57,500, divided into two different tranches: (i) Tranche A, in the amount of € 10,450, and (ii) Tranche B, in the amount of € 47,050. The full amount of the loans in the amount of € 57,500 was drawn down on October 28, 2008 to partially finance the acquisition of DTN.
     Tranche A will be due and payable in one installment on September 12, 2009. Tranche B will be due and payable in one installment of € 5,050 on September 12, 2009 and in annual installments of € 10,500 on September 12 of each year thereafter until fully repaid.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     The loans currently bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.25%. However, beginning June 30, 2009, loans under Tranche B will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.50% to 2.25% depending on the Company’s Net Financial Debt/EBITDA ratio.
     The loan agreement provides that in the event that an entity other than Abengoa obtains control of the Company, a majority of the lenders have the right to demand payment within 15 days of all amounts borrowed by the Company under the loan agreement together with all interest, costs and other amounts owing under the loan agreement. On November 19, 2008, Abengoa issued a press release informing that, as a result of the interest demonstrated by certain parties, Abengoa will commence an analysis of a potential sale of its ownership interest in the Company. The mentioned process is being given confidential treatment (including in connection with its external consultants, directors, officers and other personnel involved in the analysis). The Company expects that prior to the closing of a sale by Abengoa, if any, of its interest in Telvent, the purchaser will seek a waiver by the lenders of their right to demand repayment of all amounts owing under the Loan Agreement on a change of control.
     The loan agreement includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default. The Company, at December 31, 2008, is in compliance with all its covenants.
Caja de Ahorros y Monte de Piedad de Madrid
     Telvent Energia borrowed € 3,642 from Caja de Ahorros y Monte de Piedad de Madrid in October 2001. The loan beared interest at a rate of three-month EURIBOR plus 0.60%. The loan matured and was cancelled in October 28, 2008.
ING and Liscat
     Telvent Housing S.A. (“Telvent Housing”) entered into three financing arrangements, one with ING Belgium, S.A. and two with Leasing Catalunya Establecimiento Financiero de Creditos, S.A (“Liscat”). The first financing arrangement with Liscat of € 6,702 was established in December 2002 and originally matured in May 2006. In 2005, the Company renewed the maturity of this loan from May 2006 to April 2010. Interest is payable monthly at a rate of twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility. The second financing arrangement with Liscat of € 3,296 was established in November 2003 and originally matured in April 2007. In 2005, the Company renewed the maturity of this loan from April 2007 to April 2010. Interest is payable on a monthly basis at twelve-month EURIBOR plus 1.10%. Abengoa also guarantees this facility.
Bank of Communications
     On March 17, 2005, the Company signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing to establish the China headquarters for Telvent Control System (Beijing) Co., Ltd. (“Telvent China”). Approximately 40% of the total purchase price of Rmb 9,384 (€ 913) was paid on closing and the balance was financed by an eight-year mortgage, which the Company entered into on May 25, 2005 with the Bank of Communications. Additionally, on May 23, 2006, the Company signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing adjacent to Telvent China’s current headquarters. Approximately 40% of the total purchase price of Rmb 9,209 (€ 896) was paid on closing and the balance was financed by an eight-year mortgage, which the Company entered into on July 14, 2006 with the Bank of Communications.
Unicaja
     On November 10, 2005, the Company signed a credit agreement with Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja). The total amount available under this facility is € 12,600. The term of this credit agreement is twenty-two years and the interest rate is EURIBOR +1%, on a monthly basis. The amount outstanding under this agreement at December 31, 2008 was € 9,956. The credit agreement has been obtained in connection with El Toyo Project, and will become non-recourse when the client accepts delivery of the project. As of December 2008, delivery of the project has not been completely accepted by the customer due to certain litigation currently in progress (as described in Note 20) and thus, the credit facility has not yet been converted into a non-recourse facility. Nonetheless, the Company has begun to make installment payments on this agreement, as required.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
Caixa Catalunya
     Matchmind borrowed € 500 from Caixa Catalunya in July 2006. The loan bears interest at a rate of twelve-month EURIBOR plus 0.90% and matures in 2011. The total amount outstanding as of December 31, 2008 was € 291.
18. Other Long-Term Liabilities
     “Other long-term liabilities in the Company’s consolidated balance sheets consist of the following:

	As of December 31,
	2008	2007
Government loans excluding current portion	€ 1,436	€ 1,903
Long-term customer deposits	2,300	1,887
Deferred payment on DTN acquisition (Note 13)	24,662	—
Deferred payment on DMS Group investment (Note 17)	1,000	—
Extraordinary variable compensation plan (Note 23)	2,605	1,048
Other long-term obligations	5,742	3,360

	€ 37,745	€ 8,198

     The Company receives interest-free, five-year loans from the Spanish Science and Technology Ministry for research and development purposes. These loans also provide a two-year grace period before repayments of principal must begin. The current portion of government loans of € 924 and € 911 as of December 31, 2008 and 2007, respectively, is included within “Accrued and other liabilities” in the Company’s consolidated balance sheets (Note 15).
     Long-term customer deposits represent security deposits from customers primarily in relation to long-term hosting contracts.
     Other long-term obligations correspond mainly to the provision for uncertain tax positions resulting from the application of FASB Interpretation (“FIN”) 48 (described in Note 21) amounting to € 3,252 and € 1,450 as of December 31, 2008 and 2007, respectively, and to provisions for other tax contingencies. Additionally, “Other long-term obligations” in the Company’s consolidated balance sheets include € 354 related to the DTN’s deferred compensation plan described in Note 6.
Maturity of Debt and Similar Obligations
     The aggregate principal repayment of short-term debt, long-term debt and government loans, including amounts shown under current liabilities, required in each of the next five fiscal years and thereafter are as follows:

	Year Ending December 31,
	Current
	Portion of		Long-Term
	Long-Term	Short-Term	Debt Less
	Debt	Debt	Current Portion	Government Loans	Total
2009	€ 27,532	€ 56,728	€ —	€ 924	€ 85,184
2010	—	—	14,541	441	14,982
2011	—	—	12,535	417	12,952
2012	—	—	12,620	253	12,873
2013	—	—	12,528	159	12,687
Thereafter	—	—	141,271	166	141,437

	€ 27,532	€ 56,728	€ 193,495	€ 2,360	€ 280,115

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
19. Financial Instruments
Concentration of Credit Risk
     Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, accounts receivable (including unbilled revenue) and long-term receivables. The Company generally does not require collateral from its customers. During the year ended December, 31, 2008, no customer comprised greater than 10.0% of the Company’s revenues and/or accounts receivable balance. During the year ended December 31, 2007, the Company’s customer, Vattenfall Edilstribution AB, comprised 11.2% of the Company’s revenues. During the years ended December 31, 2007 no customer comprised greater than 10% of the accounts receivable balance.
Derivatives
     The majority of the Company’s assets, liabilities, sales and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. Dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against the relevant functional currency or the Euro. The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and which mature when the forecasted payments or collections are anticipated to occur. The counterparties to these contracts are highly rated financial institutions.
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

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency.

	As of December 31, 2008
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€ 6,599	€ 63,001	€ 7,808	€ 78,893
Canadian Dollars	12	670	42	458
Morocco Dirhams	379	1,600	—	—
Jordan Dinars	11	381	19	661
Qatari Riyals	292	4,256	17	318
Japanese Yen	—	—	5	415
Thai Bahts	34	1,022	—	—
Swedish Kronor	349	2,348	—	—
Kuwaiti Dinar	—	—	1,374	9,186
Chinese Yuan	19	1,049	2	198
Euro	465	6,116	104	1,526

	€ 8,160	€ 80,443	€ 9,371	€ 91,655
Interest rate contracts:
Interest rate caps and swaps	384	82,026	4,200	112,380

Total	€ 8,544	€ 162,469	€ 13,571	€ 204,035

	As of December 31, 2007
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€ 2,207	€ 68,134	€ 2,077	€ 63,222
Canadian Dollars	8	394	42	1,199
Morocco Dirhams	—	—	1	29
Jordan Dinars	12	609	6	327
Qatari Riyals	123	4,589	22	1,422
Japanese Yen	8	486	—	—
Thai Bahts	126	1,435	247	2,812
Swedish Kronor	—	—	1,215	18,354
Chinese Yuan	12	1,404	—	144
Euro	363	28,913	76	7,835

Interest rate contracts:	€ 2,859	€ 105,964	€ 3,686	€ 95,344
Interest rate caps and swaps	685	19,032	—	—

Total	€ 3,544	€ 124,996	€ 3,686	€ 95,344

     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value in our consildated balance sheets, with related gains and losses recorded in earnings.
     The Company also is exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-months or one-year both EURIBOR and LIBOR, plus the applicable margins.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2009 and 2022. The exposure of the Company is limited to the premiums paid to purchase the caps. No premiums have been paid to purchase caps during the year ended December 31, 2007. Total premiums paid to purchase the caps were € 18 during the year ended December 31, 2008.
     As a result of debt assumed from DTN in October 2008, the Company maintains an interest rate swap contract with a notional amount of U.S. $156,400 and a fixed rate of 5.32% to limit the interest rate risk associated with its variable-rate long-term debt.
     The ineffective portion of changes in fair value of hedged positions, reported in earnings for the twelve-month period ended December 31, 2008, amounted to € 311, and has been recorded within “Financial income” in the Company’s consolidated statement of operations.
     The effective portion of cash flow hedges recorded in other comprehensive income, amounting to € (2,314), net of tax. € (1,837) will be reclassified to earnings over the next twelve months.
Fair Values of Financial Instruments
     Fair value is defined as the amount that a financial instrument could be bought or sold in an arm’s length transaction, other than in a forced or liquidation sale. The Company uses the following methods and assumptions in order to estimate the fair values of its financial instruments.
     These determinations were based on available market information and appropriate valuation methodologies. The inputs used to calculate fair value of our derivatives are inputs other than quoted prices includes Level 1 that are observable for the asset or liability, either or indirectly through corrobation with observable market data (Level 2). Our valuation tecnique to calculate fair value of our forward contracts is based on discounting estimated future cash flows. The Company estimates future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date.
Cash, Short-Term Investments, Accounts Receivable and Accounts Payable
     The carrying amounts for “Cash and cash equivalents”, “Other short-term investments”, “Accounts receivable”, “Unbilled revenues” and “Accounts payable” in the Company’s consolidated balance sheets approximate fair values due to the short maturity of these instruments, unless otherwise indicated.
Short-Term and Long-Term Debt
     Debt is primarily based on variable rates with fair value approximating carrying value.
Other Long-Term Liabilities
     The fair value of interest free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities. “Other long-term liabilities” in the Company’s consolidated balance sheets include payments due to suppliers. Interest is payable based on variable rates, therefore, fair value approximates carrying value.
Derivatives
     The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts the Company would receive or pay to terminate the transaction at the reporting date.
     The inputs used to calculate fair value of our derivatives are inputs other than quoted prices includes Level 1 that are observable for the asset or liability, either or indirectly through corrobation with observable market data (Level 2). Our valuation technique to

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
calculate fair value of our forward contracts is based on discounting estimated future cash flows. The Company estimates future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date.
     The carrying value and estimated fair value of financial instruments are presented below:

	As of December 31,
	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents (including restricted cash)	€ 85,808	€ 85,808	€ 82,345	€ 82,345
Other short-term investments	589	589	461	461
Accounts receivable	152,951	152,951	143,261	143,261
Derivative contracts	8,544	8,544	3,544	3,544
Liabilities:
Short-term debt	56,728	56,728	63,998	63,998
Long-term debt including current portion	221,027	221,027	15,718	15,718
Other long-term liabilities	37,745	37,574	8,198	7,982
Derivative contracts long-term	13,571	13,571	3,686	3,686
20. Commitments and Contingencies
Commitments
     As described in Note 6, on November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, acquired an additional 10% interest in S21 Sec., increasing its total ownership stake to 15% with a carrying value of € 5,582 (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, conditional upon Telvent or any company of the Abengoa Group investing € 15,000 in the territory of Navarra. Telvent does not have the obligation or intent to make such investments, in which case NGA could still have the option to sell the 10% stake of S21 Sec to Telvent at a price not to exceed € 3,900.
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic, completed the acquisition of 100% of the shares of Caseta Technologies, Inc. (“Telvent Caseta”). The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. As of December 31, 2008, the total payments made for this acquisition amounted to U.S. $ 12,057 and our best estimate of the potential earn-out payments under this agreement amounted to U.S. $ 2,150 as of this date. There is an overall limit of U.S $20,728 on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit. During May 2008, Telvent Traffic paid U.S. $1,133 to the sellers in respect of the earn out payment for the year 2007 which was payable pursuant to the terms of the stock purchase agreement. In November 2008, an additional payment amounting to U.S. $296 was made, pursuant to the terms of the stock purchase agreement.
     As described in Note 13, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 24,646. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on Matchmind achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 17,900.
     Also as described in Note 13, in October 2008 the Company’s subsidiary, Telvent Export, completed the acquisition of 100% of the shares of DTN for a purchase price of U.S. $250,863 (€ 186,354) including acquisition costs, payable in two payments: (i) a cash

F-33

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
payment made on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). See Note 13 for complete details on the commitments assumed in this acquisition
     As described in Note 7, the Company and the DMS Group formed a limited liability company joint venture, Telvent DMS, LLC for the purpose of product development. Telvent Energía agreed to make a total investment of € 6,111 related to the joint venture. As of December 31, 2008, € 4,111 of this committed investment was made. Telvent is committed and obligated to make payments for the remaining € 2,000, which will be paid within two years after the date that Telvent DMS, LLC was registered with the Business Registration Agency in Serbia (May 20, 2008).
Leases
     The Company leases corporate buildings that it classifies as operating leases. Computer equipment and machinery used in the normal course of business and that meet the relevant criteria are classified as capital leases. During the year 2008, the capital leases generally required interest payments based on a variable interest rate plus a margin. The effective interest rate of these contracts ranged from 5.9% and 11.8% in 2008.
     Future minimum lease payments under non-cancellable operating and capital leases are as follows:

Year Ending December 31,	Operating	Capital
2009	€ 19,808	€ 9,504
2010	18,052	7,938
2011	16,782	12,245
2012	16,140	—
2013	10,955	—
Thereafter	37,880	—

	€ 119,617	29,687

Less: amounts representing interest		(3,047)

Present value of future lease payments		26,640
Less: current portion		(8,041)

Long-term leasing obligations		€ 18,599

     Total rent expense under the Company’s operating leases for the years ended December 31, 2008, 2007 and 2006 was € 19,872, € 19,673 and € 11,119, respectively. Total payment under the Company’s capital leases for the years ended December 31, 2008, 2007 and 2006 was € 7,689, € 3,507 and € 3,549, respectively. Total rent expense under the Company’s related party leases was € 33, € 374 and € 276 for the years ended December 31, 2008, 2007 and 2006, respectively.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals have been resolved. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on June 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, the Company considers that the court proceeding has now been concluded.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     As of December 31, 2008, the development and installation work for the El Toyo project was complete, although acceptance by the city has not yet been obtained.
     The Company has completed negotiations with the sellers of Telvent Farradyne, a company we acquired in 2006, regarding the resolution of certain claims by the Company related to the carrying value of net assets purchased and resulting adjustments to the purchase price. The claim has been settled and the sellers have paid Telvent Traffic U.S. $2,400 in respect of Telvent Traffic’s claims for indemnity under the purchase agreement. Telvent Traffic and the sellers have agreed to release each other from all claims except for certain types of claims that may arise in the future as a result of matters which are unknown at the date of the settlement.
     The Company’s subsidiary, Telvent China, is in an arbitration proceeding regarding the resolution of certain claims it made against the sellers of 80% of the shares of Beijing Blue Shield, which we acquired in 2006. These claims relate to the carrying value of net assets purchased. Two arbitration hearings have been held but the arbitration panel has not yet come to a decision. On September 24, 2008, the arbitration panel made a decision to appoint an independent accounting firm to review and verify the claims of Telvent China that the sellers made misrepresentations in the share purchase agreement concerning the accuracy of the financial statements of Beijing Blue Shield. In February 2009, the arbitration panel appointed an auditing company and Telvent China is waiting for the auditing company to commence the review.
     Based on the information presently available, including discussions with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition or cash flows.
Guarantees
Performance Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that secure our fulfillment of the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. We request similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as we usually successfully complete the contract or renegotiate contract terms.
Financial Guarantees
     As of December 31, 2008, the Company maintained the following guarantees:

Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€ 227,345	€ 17,101	€ —
Financial guarantees	28,807	—	—

	€ 256,152	€ 17,101	€ —

     Financial guarantees include € 24,662 corresponding to stand-by letters of credit signed in connection with the acquisition of DTN. As described in Note 13, the DTN stock purchase agreement (“SPA”) of DTN provides for two stand-by letters of credit, for a total amount of U.S. $34,019 plus interest (€ 24,662). See Note 13 for complete details.
     The maximum potential payments represent a “worse-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
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
21. Income Taxes
     As explained in Note 1, during the year ended December 31, 2007, the Company adopted the provisions of FIN 48, which clarifies the accounting for and disclosure of uncertainty in tax positions. As a result of the adoption of FIN 48, the Company recognized an increase of approximately € 1,286 in its reserve for uncertain tax positions, which was reflected as a decrease to the January 1, 2007 balance of retained earnings. The Company adjusts these reserves in light of changing facts and circumstances.
     As of December 31, 2008 and 2007, the Company had approximately € 3,522 and €1,450 of tax liabilities, including interest and penalties, related to uncertain tax positions. The increase in the balance of the reserve for uncertain tax positions is due to the integration of DTN into our consolidated financial statements. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated statements of operations.
     Final determination of a significant portion of the Company’s tax liabilities that will effectively be settled remains subject to ongoing examination by various taxing authorities. The Company files income tax returns in various jurisdictions in which it operates, including U.S. federal and state and numerous other foreign jurisdictions. Currently, several of the Company’s subsidiaries are undergoing tax audits including: Matchmind, (covering the years 2004 through 2006 for corporate income tax, value-added tax and personal income tax), Telvent Canada (covering the years 2005 through 2006 for corporate income tax), Telvent Brasil (covering the years 2005 through 2007 for custom duties) and Telvent Mexico (covering the year 2006 for corporate income tax). No significant issues are expected to come from the results of these audits. Furthermore, the Company has the years ranging from 2004 through 2008 open to other tax audits in most of its jurisdictions, including the United States.
     The taxable results of the Company are included in the various domestic and foreign consolidated tax returns of Telvent or its subsidiaries. Also, in certain states, local and foreign jurisdictions, the Company files tax returns on a stand-alone basis.
     The income tax expense/(benefit) consists of the following:

	Year Ended December 31 ,
	2008	2007	2006
Domestic
Current	€ 8,107	€ 4,651	€ 1,630
Deferred	(3,942)	1,098	1,908

	4,165	5,749	3,538

Foreign
Current	3,028	613	1,443
Deferred	(303)	(1,682)	(2,901)

	2,725	(1,069)	(1,458)

Total income tax expense (benefit)	€ 6,890	€ 4,680	€ 2,080

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     The following is a reconciliation of the effective tax rate:

	Year Ended December 31,
	2008	2007	2006
Income before taxes	€ 38,244	€ 29,825	€ 23,988

Domestic federal statutory tax rate	30.0%	32.5%	35%
	11,473	9,693	8,396
Stock compensation plans	71	563	669
Changes in valuation allowances	—	—	—
Reseaerch and developement tax credits	(3,750)	(3,467)	(4,909)
Reduction of the domestic federal statutory tax rate	—	(280)	(657)
Tax deductions and effect on different tax rates on foreign subsidiaries	(1,077)	(1,951)	(1,451)
Permanent differences	240	—	—
Other	(67)	122	32

Tax expense (benefit)	€ 6,890	€ 4,680	€ 2,080

     During the fourth quarter of 2006, a tax reform was carried out in Spain by virtue of laws 35/2006 (introducing a new personal income tax) and 36/2006 (introducing measures in order to avoid tax fraud). With respect to corporate income tax rates, Law 35/2006 reduced the 35% general corporate income tax rate available until December 31, 2006, to 32.5% for the year 2007, and 30% for year 2008 onwards. The effect of this change was reflected in the consolidated statements of operations for the year ended December 31, 2006, as deferred tax assets and liabilities should be measured in each jurisdiction at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted by the balance sheet date. Since that date, the new taxes have been applied.
     Detail of income and other taxes payable as of December 31, 2008 and 2007 are as follows:

	As of December 31,
	2008	2007
Income tax payable	€ 3,046	€ 4,307
Other taxes payable	24,724	17,145

	€ 27,770	€ 21,452

     “Other taxes payable” in the Company’s consolidated balance sheets include mainly value-added tax (“VAT”), payroll withholdings on account and social security. Additionally, “Other taxes receivable” include mainly VAT.
     Significant components of the Company’s net deferred tax assets/(liabilities) are as follows:

	As of December 31,
	2008			2007
	Short-Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax assets:
Capitalized research and development	€ 2,471	€ 14,616	€ 17,087	€ 750	€ 13,917	€ 14,667
Net operating tax loss carry-forwards	2,087	2,617	4,704	633	1,401	2,034
Derivative contracts and other assets	1,327	9,493	10,820	1,016	1,211	2,227

	€ 5,885	€ 26,726	€ 32,611	€ 2,399	€ 16,529	€ 18,928

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)

	As of December 31,
	2008			2007
	Short-Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax liabilities:
Intangible assets	€ 894	€ 4,307	€ 5,201	€ —	€ 6,234	€ 6,234
Unrealized foreign exchange gains	363	—	363	936	—	936
Tax Deduction of goodwill	894	611	1,505	1,196	—	1,196
Other liabilities	271	320	591	414	127	541

	€ 2,422	€ 5,238	€ 7,660	€ 2,546	€ 6,361	€ 8,907

Net deferred tax recognized	€ 3,463	€ 21,488	€ 24,951	€ (147)	€ 10,168	€ 10,021

     Gross Spanish and foreign tax carry-forwards as of December 31, 2008 amounted to approximately to € 11,624. If the net operating losses are not fully utilized in the future, carry-forwards will expire from 15 to 20 years after their effective generation date.
     The expiration dates of future tax loss carry-forwards are as follows:

Year Ending
December 31,
2016	€ 1,766
2017	1,913
2018	—
2019	361
2020	—
2021	—
2022	104
2023	1,828
2024	295
2025	1,039
2026	1,287
2027	3,031

€ 11,624

22. Share Capital
     The following table shows increases in share capital of the Company since incorporation. Share capital amounts are shown in actual amounts rather than thousands of Euros:

			Cumulative	Cumulative
		Number	Shares	Share Capital
Event	Date	of shares	Balance	In Euros
		(In actual amount)
	December 31, 2003		100,000	€ 60,101,000.00
Split (200 for 1)	April 15, 2004	—	20,000,000	€ 60,101,000.00
Increase in capital	October 21, 2004	8,700,000	28,700,000	€ 86,244,935.00
Increase in capital	November 19, 2004	547,100	29,247,100	€ 87,888,997.86
	Balance as of December 31, 2005, 2006 and 2007		29,247,100	€ 87,888,997

Private placement	October 24, 2008	4,847,059	34,094,159	€ 14,565,655

	Balance as of December 31, 2008		34,094,159	€ 102,454,652

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     In each transaction involving an increase in share capital, the new shares have the same rights and obligations as those previously in circulation.
     On October 21, 2004 the number of shares was increased by 8,700,000, with an offering price of U.S. $9.00 in relation to the Company’s initial public offering. On November 19, 2004, there was an additional increase in the number of shares of 547,100, with the same offering price of U.S. $9.00, due to the underwriters’ partial exercise of the over-allotment option.
     The proceeds from the above described increases of capital amounted to € 60,518, net of related expenses.
     As registered with the SEC on February 13, 2009, when the transaction was declared effective, the number of shares was increased to 34,094,159, in a private placement offering of 4,847,059 shares, at an offering price of U.S. $21.25. The purchase agreements were signed on October 24, 2008. The proceeds from the placement totaled € 78,510, net of related expenses.
23. Stock Compensation Plan
Formula-based stock compensation plan
     Under a plan established by Abengoa in 2003, certain of the Company’s employees, including members of its senior management team, entered into agreements with the Company’s principal shareholders to buy the Company’s ordinary shares from Abengoa. The shares purchased were already issued and outstanding on the date of sale. All shares were sold at a pre-split price of € 601.01 (€ 3.00505 nominal value per share post-split price), which is also the weighted-average purchase price of the shares. This nominal value represented a discount to fair value. The shares sold under the stock compensation plan contained certain performance and vesting features.
     In March 2004, various employees, including managers of the Company, were granted additional shares under the stock compensation plan. All shares were sold at a post-split price of € 3.00505 per share (€ 601.01 pre-split price). The estimated fair value on the date of grant was the midpoint of the estimated offering price range of € 12.37 (€ 2,475 pre-split price). The midpoint of the estimated offering price range of € 12.37 was deemed to be the fair value of the shares at March 2004.
     The shares were accounted for as a formula value stock plan in accordance with paragraphs 97 and 98 of Emerging Issues Task Force (“EITF”) 00-23, with compensation expense being calculated as the difference between the purchase value (which was par value) and the formula value. Compensation expense for shares that were purchased after January 1, 2003, was calculated based on the midpoint of our expected initial public offering price range less a discount of 15%.
     As of October 2004, the Company successfully listed its shares on the NASDAQ, as such, the put feature within the stock plan expired. The variable nature of the plans reverted to a fixed plan, apart from where performance conditions still had to be met by the employees, for which these plans continued to be variable after the date of our initial public offering. For the plans which were fixed plans after the date of our initial public offering the remaining deferred compensation was expensed over the vesting period. For plans which continued to be variable, the deferred compensation cost and resulting compensation expense was adjusted to the market value of the shares as of December 31, 2005 and 2004. As a result of the adoption of SFAS No. 123R, Share-Based Payment, on January 1, 2006, the Company designated its formula-based stock purchase plan as an equity award plan and started to record as an expense the fair value of the shares purchased by employees under the plan. As the shares sold under the incentive plan consist of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by SFAS 123. The Company chose the modified prospective application transition method allowed by SFAS 123R.
     Total compensation cost recorded under this plan was € 0, € 1,506 and € 1,640 for the years ended December 31, 2008, 2007 and 2006, respectively. All shares under this plan were fully vested as of December 31, 2008.
Parent Company Stock Purchase Plan
     On February 2, 2006, Abengoa implemented a Share Acquisition Plan (the “Plan”) on Abengoa S.A.’s shares for members of the senior management of Abengoa’s subsidiaries, including 15 members of the Companies and its subsidiaries’ senior management. The

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
implementation of the Plan was approved by the board of directors of Abengoa on January 23, 2006. The duration of the Plan is five complete financial years 2006 through 2010 plus six months (until June 30, 2011). The Plan is based on the annual accomplishment by the participant of annual management objectives set for the participant by the management of the applicable company with which each participant is employed. If the annual objectives are not met by the participant, the bank may sell a percentage of the shares as follows:
2006 — 30%
2007 — 30%
2008 — 15%
2009 — 15%
2010 — 10%
     Under the Plan, Abengoa has a repurchase option under which Abengoa can purchase the shares from the participant on the occurrence of certain events, such as death, disability or retirement of the participant or termination of the employment of the participant within the Abengoa Group.
     The Company has applied SFAS 123R to account for this Plan as an equity award plan, and is being treated similar to a stock option plan. A valuation of the plan has been performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting). The acquisition cost for all participants was the average acquisition price plus associated costs for all of the shares purchased under the Plan for all participants. The fair value of the 516,100 Abengoa shares granted pursuant to the Plan, amounting to € 1,621 (€ 2.87 per share), less estimated forfeitures of 12,600 shares, is measured at the grant date and remains fixed unless and until the award is modified. The assumptions used in the valuation of the shares granted, performed as a theoretical valuation of an European call option on Abengoa ordinary shares as of January 23, 2006, were as follows: Abengoa spot price — € 14.15; strike price — € 26.1; Maturity — July 1, 2011; Volatility — 40%. Compensation cost recorded on this plan for the years ended December 31, 2008, 2007 and 2006 amounted to € 236, € 228 and € 271, respectively.
Extraordinary Variable Compensation Plan
     On March 22, 2007, as later amended on September 20, 2007, the Nomination and Compensation Committee of the Company’s Board of Directors and the Company’s Board of Directors approved a variable compensation plan (the “Plan”) for members of the Company’s and its subsidiaries’ senior management of the Company and its subsidiaries. The participants in the Plan currently include 31 members of the senior management, including business unit managers; senior project managers; technical, research and development managers; and corporate services officers and managers (the “Participants”). The Plan is based on the accomplishment of objectives based on the Company’s strategic plan in effect as of December 31, 2006. The duration of the Plan is five complete fiscal years (2007 through 2011) commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur no later than June 30, 2012, after the verification of the fulfillment of the objectives.
     The Plan provides for extraordinary, variable compensation to the participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each participant. The total amount available for distribution under this Plan is € 10,480. The compensation only vests and becomes payable after the end of the 5th year of the Plan, but includes the following gradual vesting period based on the accomplishment of the established objectives: 10% (2007), 15% (2008), 15% (2009), 30% (2010), and 30% (2011). The Company recognizes compensation costs on this Plan based on the gradual vesting percentages. For the years ended December 31, 2008 and 2007, the Company recorded € 1,572 and € 1,048, respectively, of compensation expense related to this Plan.
     On December 18, 2008, the Nomination and Compensation Committee and the Company’s Board of Directors approved an amendment to the Plan. Upon certain events, the amendment accelerated certain compensation which its participants are eligible to earn. In the event of a sale of 100% of the issued and outstanding ordinary shares (the “Shares”) of the Company whereby the Shares are sold at a price higher than the then-current market value of the Shares, subject to the approval the Board of Directors upon the recommendation of the Committee, all compensation that each participant is eligible to earn within the five-year period commencing on January 1, 2007 and ending on January 1, 2011 will be deemed to be earned and vested. In the event of any other sale of a controlling interest in the Company and irrespective of the price at which the Shares are sold, all compensation that each participant is

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
eligible to earn with respect to the completed fiscal years at such time will be deemed to be earned and vested automatically and without further action of the Comittee six months following the closing of such sale.
24. Related-Party Transactions
     During the normal course of business, the Company has conducted operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions were completed at market rates.
Services Agreement
     The Company and certain subsidiaries have entered into one-year contractual arrangements with Abengoa from which the Company receives certain administrative services. Such services include cash pooling arrangements, finance management, centralized asset management, legal advice, institutional support with international multilateral financing organizations, institutional commercial assistance, support in providing official global ratings, auditing and consolidation, tax advisory services, negotiation and optimization of global corporate insurance policies, provision of guarantees and endorsements, services including internal communication, corporate image and institutional relations, human resource services and other specific support services upon request. Total amounts paid to Abengoa under the services agreement were € 5,880, € 4,853 and € 4,107, for the years ended December 31, 2008, 2007 and 2006, respectively. Such agreements are extended annually unless terminated by either party.
     The allocation of such expenses is based on anticipated annual sales. The allocation method is considered reasonable and properly reflects Company’s cost of doing business, as corporate expenses incurred are allocated based upon Company’s projected sales as a proportion of Abengoa’s total projected sales.
Bilateral Credit Arrangements
     On April 20, 2004, the Company established a bilateral credit arrangement with Abengoa which replaced any prior credit arrangements. Under this arrangement, the Company and Abengoa could borrow funds from or lend funds to each other, from time to time upon not less than 24 hours’ notice, up to a maximum of € 45,000 (or the equivalent amount in any other currency quoted in the Spanish currency market). On August 1, 2007, the Company amended the agreement to increase the maximum credit limit to € 60,000 (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR or LIBOR for borrowings other than in Euros, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either the Company or Abengoa may elect not to make loans to the other. This arrangement had an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party.
     Under this bilateral credit arrangement, if any of the parties of the bilateral credit agreement requests an advance that would cause the total amount owing by that party to exceed the established credit limit, the other party can decide to lend that amount, in its sole discretion. In this case, according to the terms of the bilateral agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. During 2008, the credit limit was exceeded with the authorization of Abengoa and, thus, the bilateral credit agreement was automatically modified.
     On December 1, 2002, Telvent Mexico also established bilateral credit arrangements with Abengoa Mexico. Under this agreement Telvent Mexico and Abengoa Mexico may borrow funds or lend funds to each other up a maximum of U.S. $10,000. The agreement has been amended two times, the first time, on January 1, 2006, to increase the maximum of the credit limit to U.S. $25,000 and the last time, on June 1, 2007 to increase the maximum credit limit to U.S. $30,000. Borrowings under these credit arrangements bear interest at three-months LIBOR plus variable margin of 0% to 6.0%. These arrangements renew for annual one-year terms until terminated by either party.
     Both of the credit arrangements result in a total credit line for the Company of approximately € 81,556. As of December 31, 2008 the net credit line receivable was € 4,812, with € 81,556 remaining available to the Company as of this date. The Company incurs no costs and receives no payments under these arrangements unless and until it borrows or loans funds thereunder.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     The average monthly balance of amounts (due to) or due from Abengoa affiliates was € (55,200) and € (33,107) in 2008 and 2007, respectively. At each year end, the creditor has the right to demand, or to give notice of its intention to demand repayment.
     Details of transactions with group companies and related parties for the years ended December 31, 2008, 2007 and 2006 is provided on the face of the consolidated statements of operations.
     Details of balances with group companies and related parties as of December 31, 2008 and 2007 are as follows:

	As of December 31,
Due from related parties	2008	2007
Trade receivables	€ 1,228	€ 3,694
Credit line receivable	17,094	35,079

	€ 18,322	€ 38,773

	As of December 31,
Due to related parties	2008	2007
Trade payables	€ 16,823	€ 12,476
Credit line payable	12,282	12,839

	€ 29,105	€ 25,315

25. Segments and Geographic Information
     The Company changed, effective November 1, 2008, its internal reporting structure, and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into our Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors together with the provision of technology oriented to improve the use and management of water resources done by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply-chain, including producers, originators, traders, and food processors in the U.S. and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)

	Year Ended December 31, 2008
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€ 198,364	€ 295,182	€ 46,951	€ 168,839	€ 15,277	€ 724,613
Cost of revenues	(144,326)	(236,050)	(34,677)	(120,040)	(3,548)	(538,641)

Gross profit	€ 54,038	€ 59,132	€ 12,274	€ 48,799	€ 11,729	€ 185,972

Operating expenses						(122,735)
Other expenses, net						(24,993)

Income before income taxes						€ 38,244

	Year Ended December 31, 2007
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€ 228,093	€ 246,794	€ 38,320	€ 111,110	€ —	€ 624,317
Cost of revenues	(179,026)	(197,926)	(28,018)	(80,642)	—	(485,612)

Gross profit	€ 49,067	€ 48,868	€ 10,302	€ 30,468	€ —	€ 138,705

Operating expenses						(97,297)
Other expenses, net						(11,583)

Income before income taxes						€ 29,825

	Year Ended December 31, 2006
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€ 203,556	€ 200,419	€ 43,473	€ 56,396	€ —	€ 503,844
Cost of revenues	(157,424)	(163,193)	(34,040)	(38,562)	—	(393,219)

Gross profit	€ 46,132	€ 37,226	€ 9,433	€ 17,834	€ —	€ 110,625

Operating expenses						(79,607)
Other expenses, net						(7,030)

Income before income taxes						€ 23,988

     Approximately 89% of the joint ventures’ net revenues consolidated by the Company due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
     Segment assets of the Company are as follows:

As of December 31, 2008
Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Segment assets	€ 254,998	€ 304,385	€ 97,759	€ 153,495	€ 221,666	€ 1,032,303
Unallocated assets						18,920

Total assets						€ 1,051,223

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)

As of December 31, 2007
Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Segment assets	€ 192,238	€ 238,429	€ 36,738	€ 143,483	€ —	€ 610,888
Unallocated assets						62,631

Total assets						€ 673,519

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the years ended December 31, 2008, 2007 and 2006, sales outside of Spain comprised 53.6%, 52% and 52% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	As of December 31,
	2008	2007	2006
Europe	€ 369,593	€ 386,219	€ 294,229
North America	133,142	110,647	78,360
Latin America	129,880	75,392	89,757
Asia-Pacific	27,496	25,083	19,065
Middle-East and Africa	64,502	26,976	22,433

	€ 724,613	€ 624,317	€ 503,844

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of December 31,
	2008	2007
Portugal	€ 4,646	€ 4,578
North America	15,999	1,139
Latin America	596	473
China	1,936	1,867
Other	229	193

	€ 23,406	€ 8,250

26. Subsequent Events
     Asset purchase agreement with Northern Lakes Data Corp.
     On February 3, 2009, our subsidiary, Telvent Farradyne signed an asset purchase agreement through which it acquired certain of the assets of Northern Lakes Data Corp. (“NLDC”), including NLDC’S proprietary back office / customer service center software product called “TollPro” as well as NLDC’s interest in the license agreements and services contracts relating to NLDC’s back office systems delivered for the SR-91 toll collection system in Orange County, California. The purchase price was U.S. $1,500. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2,500 by installments payable every six months starting July 1, 2009. In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5,000) in respect of contracts bookings signed by Telvent during the four (4) years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     Payments made in connection with the Telvent DMS, LLC joint venture agreement
     On February 6, 2009, in accordance with the Telvent DMS, joint venture agreement, Telvent Energia made a deferred capital contribution of € 333 to Telvent DMS, which were included in the accrued and other liabilities in the Company’s consolidated balance sheet as of December 31, 2008.