Form 20-F/A
period 2008-12-31
TELVENT GIT S A
filed 2009-10-01
CIK 1257803

As filed with the Securities and Exchange Commission on October 1, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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
Lidia Garcia
(34) 902 335 599
(34) 917 147 001 — Fax
Telvent GIT, S.A.
Valgrande, 6
28108, Alcobendas, Madrid, Spain
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares, €3.00505 nominal value per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
     Ordinary shares, €3.00505 nominal value per share: 34,094,159 (as of December 31, 2008)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
Indicate by check mark whether the registrant has filed all documents and reports required by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

PART I
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
     As of March 18, 2009, the number of recordholders of our ordinary shares in the United States was 18. None of our major shareholders have different voting rights. To the best of our knowledge, we only have the following three major shareholders (the term “major shareholder” means any shareholder that beneficially owns 5.0% or more of our outstanding ordinary shares): Abengoa, FMR LLC. and Waddell & Reed Financial Inc. (“Waddell”).
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
     Following the IPO and the partial exercise of the underwriters’ overallotment option, Abengoa’s percentage ownership of our ordinary shares decreased to the level reflected on the Schedule 13D filed on November 6, 2008.
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
     We also have entered into a service agreement with Gestion Integral de Recursos Humanos, S.A., or GIRH, a subsidiary of Abengoa. This agreement provides us with services for personnel management, recruiting and hiring personnel, human resources development, employment relationships and occupational safety. This agreement was entered into in 2004, with one-year renewable terms unless terminated by either party within 60 days of expiration. We recorded expenses under this agreement of € 2.1 million, € 1.5 million and €1.2 million in 2008, 2007 and 2006, respectively. Our chairman and chief executive officer, Manuel Sánchez, is also the chairman of GIRH.
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
Bank Loans to employees guaranteed by Abengoa under the Formula-Based Stock Compensation Plan
     As described in detail in Item 6.B. Directors, Senior Management and Employees — Compensation, under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa, before our IPO, to buy our ordinary shares from Abengoa. Such purchases were financed by bank loans guaranteed by Abengoa, and the ordinary shares purchased by the participating employees were pledged as collateral to the lenders. In addition, the participating employees and Abengoa entered into call option agreements that provided that Abengoa, in certain circumstances (including certain events of non-continuation of employment), was entitled to buy back the employee’s shares at a price equal to the amount paid by the employee, plus the interest on the loan guaranteed by Abengoa in favor of the employee. Abengoa has established stock compensation plans for key employees of Abengoa subsidiaries other than Telvent that are substantially similar to the Telvent Formula - Based Stock Compensation Plan and for which Abengoa arranged for loans to enable such employees to purchase the stock of such other subsidiaries.
     The ordinary shares sold under the Formula - Based Stock Compensation Plan contained certain performance and vesting features. As of December 31, 2008, all shares granted under this plan were fully vested.
     The loans obtained by participants in the Formula - Based Stock Compensation Plan involved extensions of credit by either Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) or Banco Santander, S.A. The loans obtained from BBVA expired on June 30, 2008 and the loans obtained from Banco Santander, S.A. expired on March 17, 2009 for some participants and March 24, 2009 for other participants. Certain of the loans were cancelled on other dates in 2008, as noted below. Therefore, no loans (or Abengoa guarantees) remain outstanding from the purchase of shares under this plan. The interest rate on all of these loans for the purchases of Telvent shares was a variable rate equal to

EURIBOR plus 1.25%. These were bullet and not amortizing loans. The following loans to key management personnel were outstanding during the period from January 1, 2008 through March 18, 2009: (i) Manuel Sánchez: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 881,380.93), the amount outstanding as of March 18, 2009 (€ 0); (ii) José I. del Barrio: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 270,315.88), the amount outstanding as of March 18, 2009 (€ 0); (iii) Larry Stack: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 241,797.23), the amount outstanding as of March 18, 2009 (€ 241,797.23); (iv) José Montoya: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 409,375.28), the amount outstanding as of March 18, 2009 (€ 0); (v) David Jardine: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 362,681.67), the amount outstanding as of March 18, 2009 (€ 362,681.67); (vi) Ignacio González: the loan was cancelled on March 18, 2008, the largest amount outstanding between January 1, 2008 — March 18, 2008 (and the amount outstanding prior to the loan’s cancellation on March 18, 2008) was € 403,168.67; (vii) Adolfo Borrero: the loan was cancelled on February 8, 2008, the largest amount outstanding during the period from January 1, 2008 — February 8, 2008 (and the amount outstanding prior to the loan’s cancellation on February 8, 2008) was € 274,063.53; and (viii) Ana Plaza: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 111,734.49), the amount outstanding as of March 18, 2009 (€ 111,734.49).
Bank Loans to employees guaranteed by Abengoa under the Abengoa Share Acquisition Plan
     As also described in detail in Item 6.B. Directors, Senior Management and Employees — Compensation, on February 2, 2006, Abengoa implemented a Share Acquisition Plan, which is for members of the senior management of Abengoa and its subsidiaries, including us and our subsidiaries, (collectively, the “Abengoa Group”), under which the participants in the plan will be entitled to purchase shares of Abengoa.
     Each participant involved in the plan has utilized the proceeds of an individual bank loan secured or guaranteed by Abengoa and excluding the personal responsibility of the participants pursuant to Article 81.2 of the Companies Act (Spain) to acquire shares of Abengoa that are already issued, at the current market price, during the first and second quarter of 2006, in accordance with the Stock Exchange Act (Spain). The bank credit has been obtained for a total amount of € 12.3 million (including expenses, commissions and interests) and is to be paid over a period of five years and six months. Each participant has pledged the Abengoa shares acquired under the plan to the bank, without recourse to the participant. The shares have been purchased by the bank for the participants, and the acquisition cost for all participants has been the average acquisition price plus associated costs for all of the shares purchased under the plan for all participants.
     The loans obtained by participants in this plan involved extensions of credit by either Banco Sabadell, S.A. or Caja de Ahorros y Monte de Piedad de Madrid. The interest rate on each of the following loans for the purchases of Abengoa shares is a variable rate equal to EURIBOR plus 0.75%. These are bullet and not amortizing loans. The following loans to key management personnel (and related Abengoa guarantees) in connection with the purchase of shares under the Abengoa Share Acquisition Plan were outstanding during the period from January 1, 2008 through March 18, 2009: (i) Manuel Sánchez: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 2,382,155.29), the amount outstanding as of March 18, 2009 (€ 2,382,155.29); (ii) José I. del Barrio: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 895,701.50), the amount outstanding as of March 18, 2009 (€ 895,701.50); (iii) Larry Stack: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 623,339.58), the amount outstanding as of March 18, 2009 (€ 623,339.58); (iv) José Montoya: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 886,478.58), the amount outstanding as of March 18, 2009 (€ 886,478.58); (v) David Jardine: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 466,619.98), the amount outstanding as of March 18, 2009 (€ 466,619.98); (vi) José María Flores: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 890,123.06); the amount outstanding as of March 18, 2009 (€ 890,123.06); (vii) Ignacio González: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 886,532.24), the amount outstanding as of March 18, 2009 (€ 886,532.24); (viii) Adolfo Borrero: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 526,859.47), the amount outstanding as of March 18, 2009 (€ 526,859.47); (ix) Marcio Leonardo: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 532,333.79), the amount outstanding as of March 18, 2009 (€ 532,333.79); (x) Carlos Dai: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 549,601.45), the amount outstanding as of March 18, 2009 (€ 549,601.45); and (xi) Barbara Zubiría: the largest amount outstanding during the period from January 1, 2008 — March 18, 2009 (€ 403,766.64), the amount outstanding as of March 18, 2009 (€ 403,766.64).
C. INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.

PART III
ITEM 19. EXHIBITS

Exhibit
Number	Description

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
Manuel Sánchez
Chief Executive Officer

Date: October 1, 2009