Form 20-F
period 2009-12-31
TELVENT GIT S A
filed 2010-03-18
CIK 1257803

As filed with the Securities and Exchange Commission on March 18, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 000-50991

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
     Ordinary shares, € 3.00505 nominal value per share: 34,094,159 (as of December 31, 2009)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
References
Unless otherwise indicated,
(1)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;
(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;
(3)	All references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union;
(4)	“Almos” refers to our subsidiary Telvent Australia Pty. Ltd. (formerly Almos Systems, Pty Ltd.) (Australia) and our subsidiary Telvent Netherlands B.V. (formerly Almos Systems B.V.) (Netherlands), which we acquired on July 5, 2005;
(5)	“Beijing Blue Shield” or “Telvent Blueshield” refers to our subsidiary Telvent-BBS High & New Tech. (Beijing) Co., Ltd., which we acquired on April 26, 2006;
(6)	“DTN” refers to DTN Holding Company, Inc., which we acquired on October 28, 2008;
(7)	“Telvent DTN” refers to Telvent DTN, Inc., which is the surviving legal entity that resulted from a corporate reorganization completed on October 26, 2009 under which the name DTN Holding Company, Inc., was changed to Telvent DTN, Inc., and all of the subsidiaries of DTN Holding Company, Inc. were merged into Telvent DTN, Inc.;
(8)	“ICX” refers to our subsidiary ICX Sistemas S.A., which we acquired on May 21, 2004;
(9)	“Latin America” includes Mexico;
(10)	“Maexbic” refers to our subsidiary Maexbic, S.A., which we acquired on November 13, 2006;
(11)	“Matchmind” refers to our subsidiary Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., which we acquired effective October 1, 2007;
(12)	“North America” refers to the United States and Canada;
(13)	“NLDC” refers to Northern Lakes Data Corp., from which we acquired certain assets on February 3, 2009;
(14)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;
(15)	“SEC” refers to the United States Securities and Exchange Commission;
(16)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;
(17)	“Telvent Brasil” refers to our subsidiary Telvent Brasil, S.A.;
(18)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;
(19)	“Telvent Caseta” or “Caseta” refers to our subsidiary Telvent Caseta, Inc. (formerly known as Caseta Technologies Inc.), which we acquired on April 27, 2007;
(20)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd.;

(21)	“Telvent DMS” refers to Telvent DMS LLC Novi Sad, a joint venture formed in Serbia with the DMS Group LLC., on May 8, 2008;
(22)	“Telvent Energía” refers to our subsidiary Telvent Energia, S.A.;
(23)	“Telvent Export” refers to our subsidiary Telvent Export, S.L.;
(24)	“Telvent Farradyne” or “Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006;
(25)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A.;
(26)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;
(27)	“Telvent Miner & Miner” refers to our subsidiary Telvent Miner & Miner Inc. (formerly known as Miner and Miner, Consulting Engineers, Inc.) in which we acquired a 70% interest on December, 10, 2004 and the remaining 30% on February 22, 2006;
(28)	“Telvent North America” refers to our subsidiary Telvent North America, Inc.;
(29)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A.;
(30)	“Telvent Portugal” refers to our subsidiary Telvent Portugal, S.L.;
(31)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America Inc.;
(32)	“Telvent Tráfico” refers to our subsidiary Telvent Tráfico y Transporte, S.A.;
(33)	“Telvent USA” refers to our subsidiary Telvent U.S.A., Inc.;
(34)	the terms “we”, “us”, “our Company”, “the Company” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires; and
(35)	“WBU-Xwave” refers to the western business unit of Xwave Solutions Inc., which we acquired on July 31, 2004;
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
Cautionary Statement Regarding Forward-Looking Statements
     Many statements in this Form 20-F contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;
•	the levels of growth we anticipate in our targeted geographies;
•	our future business development, results of operations and financial condition;
•	the success of our research and development activities;

•	our ability to grow based upon our relationship with our largest shareholder Abengoa, S.A.;
•	Abengoa’s future activities with respect to us;
•	our ability to continue to control costs and maintain the quality of our services and solutions;
•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;
•	our ability to provide integrated IT solutions;
•	our ability to sell additional services and solutions to our existing customer base;
•	our expectations regarding information technology expenditures by our customers;
•	our ability to increase our margins through increased sales of higher value-added advanced applications;
•	our ability to identify, acquire and integrate complementary businesses;
•	the trend of our customers to outsource more of their mission-critical activities;
•	our expectations regarding the payment of dividends and our future effective tax rate;
•	our ability to retain senior management and other highly-skilled personnel;
•	our ability to increase revenues and operating margins by shifting our services and solutions mix;
•	the importance of our alliances, joint ventures and investments; and
•	the expectations regarding general economic conditions.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
     The selected consolidated statement of operations data for fiscal years 2009, 2008, 2007, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2009, 2008, 2007, 2006 and 2005 are derived from our audited consolidated financial statements and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes that were prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below in conjunction with the “Operating and Financial Review and Prospects” section included elsewhere in this Annual Report.

	Year Ended December 31,
	2009(1)	2009	2008(2)	2007(2)	2006(2)	2005(2)
	(In thousands, except per share data)
Consolidated Statement of Operations:
Revenues	$1,133,737	€791,053	€724,613	€624,317	€503,844	€402,369
Cost of revenues	755,137	526,889	538,641	485,612	393,219	319,712

Gross profit	378,600	264,164	185,972	138,705	110,625	82,657

General and administrative	168,520	117,583	67,430	53,900	39,850	25,286
Sales and marketing	36,204	25,261	21,677	13,668	13,730	13,023
Research and development	20,178	14,079	19,067	19,106	16,465	14,980
Depreciation and amortization	42,969	29,981	14,561	10,623	9,562	8,225

Total operating expenses	267,871	186,904	122,735	97,297	79,607	61,514

Income from operations	110,729	77,260	63,237	41,408	31,018	21,143
Financial income (expense), net	(54,314)	(37,897)	(23,344)	(9,882)	(6,643)	(3,432)
Income from companies carried under the equity method	(102)	(71)	270	324	—	—
Other income (expense), net	(1,617)	(1,128)	(1,919)	(2,025)	(387)	—

Total other income (expense)	(56,033)	(39,096)	(24,993)	(11,583)	(7,030)	(3,432)

Income before income taxes	54,696	38,164	38,244	29,825	23,988	17,711
Income tax expense (benefit)	(1,558)	(1,087)	6,890	4,680	2,080	2,972

Net income	56,254	39,251	31,354	25,145	21,908	14,739
Loss/(profit) attributable to non-controlling interests	(251)	(175)	(1,144)	(268)	(70)	(373)

Net income attributable to the parent company	$56,003	€39,076	€30,210	€24,877	€21,838	€14,366

Dividends per share (3)	$0.52	€0.36	€0.34	€0.30	€—	€—
Basic net income per share attributable to the parent company (4)	$1.65	€1.15	€1.00	€0.85	€0.75	€0.49
Diluted net income per share attributable to the parent company (4)	$1.64	€1.15	€1.00	€0.85	€0.75	€0.49
Weighted average number of shares outstanding, basic (4)	33,985,411	33,985,411	30,096,995	29,247,100	29,247,100	29,247,100
Weighted average number of shares outstanding, diluted (4)	34,094,159	34,094,159	30,096,995	29,247,100	29,247,100	29,247,100

	As of December 31,
	2009(1)	2009	2008	2007	2006	2005
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$133,134	€92,893	€67,723	€73,755	€69,232	€80,010
Restricted cash (5)	—	—	18,085	8,590	8,045	3,183
Total assets	1,588,889	1,108,630	1,051,223	673,519	555,631	435,342
Net related-party credit line receivable (payable) balance (6)	(74,152)	(51,740)	4,812	22,240	18,377	22,711
Short-term debt	139,501	97,335	56,728	63,998	32,295	23,958
Redeemable non-controlling interest (7)	—	—	20,020	19,967	—	—
Common Stock	146,839	102,455	102,455	87,889	87,889	87,889
Long-term debt (8)	270,621	188,823	221,027	15,718	16,702	23,825
Total equity (7)	401,273	279,984	252,597	174,042	177,515	159,601

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the December 31, 2009 noon buying rate of U.S. $1.4332 to € 1.00.

(2)	Financial results for the year ended December 31, 2005 include six months of results of operations of Almos. Financial results for the year ended December 31, 2006 include approximately eight, six and two months of results of operations of Beijing Blue Shield, Farradyne and Maexbic, respectively. Financial results for the year ended December 31, 2007 include eight and three months of results of operations of Telvent Caseta and Matchmind, respectively. Financial results for the year ended December 31, 2008 include two months of results of operations of Telvent DTN.

(3)	Prior to our initial public offering, as a subsidiary of Abengoa, we distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. On May 12, 2009 we paid a dividend on our ordinary shares in the amount of € 0.36 per share to our shareholders of record on April 28, 2009, on June 24, 2008, we paid a dividend on our ordinary shares in the amount of € 0.34 per share to our shareholders of record on June 10, 2008 and on June 20, 2007 we paid a dividend on our ordinary shares in the amount of € 0.30 per share to our shareholders of record on June 8, 2007. See Item 8.A. “Consolidated Statements and Other Financial Information — Other Financial Information Dividends”.

(4)	For purposes of the basic earnings per share (“EPS”) calculation, we used a weighted average number of shares outstanding of 29,247,100 for the years ended December 31, 2007, 2006 and 2005, 30,096,995 for the year ended December 31, 2008 and 33,985,411 for the year ended December 31, 2009. As explained in Note 22 to our consolidated financial statements, on September 15, 2009, we acquired 370,962 of our ordinary shares in connection with the amendment of our Extraordinary Variable Compensation Plan. These shares are held as treasury shares and are treated as issued but not outstanding. For purposes of the diluted earnings per share in 2009, we took these shares into consideration and used a weighted average number of shares of 34,094,159. The increase in the weighted average number of shares outstanding in 2008 and 2009 was due to our 4,847,059 ordinary shares capital increase in connection with the private placement offering of our ordinary shares which occurred in 2008.

(5)	At December 31, 2008, 2007, 2006 and 2005, there were deposits amounting to € 18,085, € 8,590, € 8,045 and € 3,183, respectively, which constituted a counter-guarantee of certain obligations we assumed during the normal course of business. These deposits are restricted for use until the cash is received by the third-party which thereby releases our obligation.

(6)	Net related-party credit line receivable (payable) balance consists of the net amount of our loans to Abengoa and our borrowings from Abengoa. See “Item 7.B. Related-Party Transactions” and Note 24 “Related Party Transactions” to our consolidated financial statements.

(7)	We retrospectively adopted Emerging Issues Task Force Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”), in conjunction with its adoption of ASC 810-10 (pre-codification FAS 160). This standard is applicable for all noncontrolling interests where we are subject to a put option under which it may be required to repurchase an interest in a consolidated subsidiary from the noncontrolling interest holder. We were subject to a redeemable put option for the purchase of the remaining 42% of Matchmind in 2007 and 2008. The redemption value of the put (including dividends payable) was € 20.0 million for the years ended December 31, 2007 and 2008, respectively, and is reflected in the consolidated balance sheets as “Redeemable non-controlling interest”. The amount includes any portion of the applicable dividend payable. In addition, the retrospective impact to Stockholder’s Equity of applying EITF D-98 was a reduction to opening “Additional Paid in Capital” of € 16.1 million and € 16.5 million for the years ended December 31, 2007 and December 31, 2008, respectively. As of December 31, 2009, the Matchmind purchase agreement has been fully performed and thus, no balance remains in “Redeemable non-controlling interest” in our consolidated balance sheets as of this date.

(8)	Long-term debt consists of long-term debt plus the current portion of long-term debt as presented in our consolidated balance sheets.
Exchange Rate Information
     We report our results of operations in Euros. The following table provides, for the periods and dates indicated, information concerning the noon buying rate for the Euro as certified by the Federal Reserve Bank. Average figures reflect the average of the noon buying rates on the last day of each month during the relevant period.

	U.S. Dollars per Euro		Euros per U.S. Dollar
	Rate at		Rate at
Year Ended December 31,	Period End	Average	Period End	Average
2005	$1.1842	$1.2448	€0.8445	€0.8033
2006	1.3197	1.2563	0.7577	0.7960
2007	1.4607	1.3705	0.6846	0.7297
2008	1.3919	1.4726	0.7184	0.6826
2009	1.4332	1.3946	0.6977	0.7192
     For the six full months preceding the date of this annual report, the high and low exchange rates were as follows:

	U.S. Dollars per Euro		Euros per U.S. Dollar
Month	High	Low	High	Low
September 2009	$1.4795	$1.4235	€0.7025	€0.6759
October 2009	1.5029	1.4647	0.6827	0.6654
November 2009	1.5085	1.4658	0.6822	0.6629
December 2009	1.4820	1.4243	0.7021	0.6748
January 2010	1.4536	1.3870	0.7210	0.6879
February 2010	1.3955	1.3476	0.7421	0.7166
     On March 12, 2010, the most recent practicable date for this purpose, the exchange rate for the conversion of U.S. Dollars into Euros was U.S. $1.3753 and the exchange rate for the conversion of Euros into U.S. Dollars was € 0.7271.
     Unless otherwise noted or the context otherwise requires, all convenience translations from Euros to U.S. Dollars and from U.S. Dollars to Euros in this annual report were made at a rate of U.S. $1.4332 to € 1.00 and U.S. $1.00 to € 0.6977, respectively, both calculated using the noon buying rate in effect as of December 31, 2009. We make no representation that any Euro or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.
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
Risks Relating To Our Business
Our business is exposed to the risk that adverse economic conditions in our geographical areas will reduce the demand for information technology services and solutions.
     Demand for information technology services is dependent on customers’ operations, budgets and overall financial condition. Therefore, demand for our services is highly sensitive to changes in general economic conditions, including availability of credit to us, and consolidation among our target customers in our core sectors. In particular, we are sensitive to economic conditions in our Energy and Transportation segments, which constituted 61.2% of our 2009 revenues. Generalized or localized downturns or inflationary pressures in our key geographical areas could also have an adverse effect on our business and financial condition. This is particularly true in Europe, where, in 2009, 47.7% of our revenues were generated, and in North America where, in 2009, 31.4% of our revenues were generated. As much of our business activity is highly concentrated in Spain (with 43.8% of our 2009 revenues generated there), our business and financial condition also is largely dependent upon the general economic conditions in Spain. Spain has recently experienced negative economic conditions, including high unemployment and government debt which we believe could adversely affect our operations in the near future. In addition, if worldwide adverse economic conditions continue or worsen, our expected growth will be adversely affected and revenues could decline.
Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.
     Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the United States and elsewhere around the world. The global capital markets experienced unprecedented disruptions during the past two years, and while they improved in 2009, that improvement has not been uniform. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the United States mortgage market and a declining real estate market in the United States have contributed to increased volatility and diminished expectations for the economy and the global capital markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and have led to a recession which is only now beginning to show signs of abating. The economic instability and uncertainty are affecting the willingness of companies to make capital spending and investment in our information technology services and solutions, therefore, these events and the continuing market upheavals may have an adverse effect on our revenues. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility. Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business.
     The capital and credit markets have been experiencing extreme volatility and disruption since the last half of 2007. Continued disruptions, uncertainty or volatility in the capital and credit markets may limit our access to additional capital required to operate our business. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to grow our business. As a result, we may be forced to delay raising capital, issue shorter-term securities than we prefer, or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility. In addition, these disruptions may limit the ability of potential purchasers of our services and solutions to obtain financing to purchase our services and solutions resulting in reduction or cancellations of their spending budgets and decreased revenues for Telvent. Our results of operations, financial condition, and cash flows could be materially adversely affected by continued disruptions in the financial markets.
We are particularly sensitive to risks relating to the uncertainties inherent in government and state-owned company contracts, especially in Spain and the United States.
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
     We grew significantly in 2006 and 2007 and completed the acquisition of DTN on October 28, 2008. Such growth has placed and will continue to place a significant strain on our managerial and operational resources. To accommodate our growth and future acquisitions and also to fulfill our obligations as a United States reporting company, we must implement new or upgraded operating and financial systems, procedures and controls throughout many different locations, including processes to address internal controls, trade barriers, foreign corrupt practices and receivables collection. The success of any acquisition we make also will depend on our ability to integrate personnel and acquired assets. These efforts may not be successful. Our failure to expand and integrate these systems and procedures efficiently could cause our expenses to grow and our revenues to decline or grow more slowly than expected. Our inability to integrate successfully any businesses we acquire could cause us not to realize the degree or timing of benefits we expect and would impair our ability to achieve our growth strategy.

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
     As discussed below under “Risks Relating to Being Part of the Abengoa Group,” our credit arrangements with Abengoa are one of our primary sources of borrowed capital for our working capital or other needs. Abengoa may, at its option, elect not to lend us funds under this arrangement. In addition, Abengoa currently provides us with credit support in connection with some of our performance bonds and some of our lending arrangements and also periodically guarantees our lines of credit and our trade letters of credit with respect to some of our projects. Any refusal or inability of Abengoa to provide us with funding under the credit arrangement or to provide us with guarantees or credit support, because of financial constraints on Abengoa or otherwise, could significantly curtail our ability to access capital and bonding facilities and could have a material adverse effect on us. As discussed below under “Risks Relating to the Public Market for Our Shares — A decision by Abengoa, our current largest individual shareholder, regarding the disposition of the balance of its holdings in our shares, could adversely affect our operations and the price of and market for our shares.” Abengoa currently holds, indirectly, 40% of our outstanding shares. If we were to cease to be a member of the Abengoa Group, we cannot assure you that we would be able to replace the credit arrangements we currently have in place with Abengoa with other arrangements on terms equally favorable to us, if at all and our failure to be able to do so could have a material adverse effect on our operations.
Our ability to obtain new financing to fund working capital, capital expenditures, acquisitions and other needs depends on many factors beyond our control.
     It is possible that as a result of circumstances outside of our control, such as recessions in the key geographies or markets in which we do business or instability in the financial markets, such as rapid changes in exchange rates, we may require new external financing in order to fund all of our operating, capital expenditure and investment requirements. Our ability to arrange for such financing and the cost of such financing will be dependent on numerous factors outside of our control, including:
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
     The agreements governing indebtedness and other financial obligations applicable to us and certain of our subsidiaries contain various negative and affirmative covenants, including the requirement to maintain certain specified financial ratios. These covenants reduce our operating flexibility as they limit our and certain of our subsidiaries’ ability to, among other things: incur additional indebtedness; create or incur liens; sell assets; make restricted payments, loans and investments; make capital expenditures; liquidate or dissolve the applicable companies; enter into any spin-off, transformation, merger, or acquisition, subject to certain exceptions set forth in the applicable agreement; and change the nature or scope of the lines of business. If we or any of our applicable subsidiaries violate any of these covenants or requirements, a default may result and the ability of our subsidiaries to make distributions to us would be limited. As discussed below under “Risks Relating to the Public Market for Our Shares — A decision by Abengoa, our current largest shareholder, regarding the disposition of the balance of its holdings in our shares, could adversely affect our operations and the price of and market for our shares,” Abengoa currently holds, indirectly, 40% of our outstanding shares. We cannot assure you that, if we were to cease to be a member of the Abengoa Group, we would be able to replace these agreements on terms as favorable to us, if at all, and our failure to be able to do so could have a material adverse effect on our operations.

We may not be able to implement appropriate hedging strategies to protect against future movements in currency rates between the Euro and the U.S. Dollar and other currencies, which may adversely affect our results of operations.
     We are exposed to foreign exchange risk arising from various currency exposures. In 2009, approximately 59.6% of our revenues were recorded in Euros, approximately 29.7% of our revenues were recorded in U.S. Dollars and the remainder was recorded in other currencies. If we fail adequately to hedge any of our foreign currency risk, we could be exposed to adverse foreign exchange rate changes, which could have a material adverse effect on our results of operations and financial condition.
Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.
     In certain market sectors, we depend on alliances and value-added reseller relationships to generate sales and manage existing projects. We have an agreement with Echelon for the smart metering management market. We also have an agreement with Larson & Tubro in India in the Energy segment. In the United States and Canada, we have alliances with the Environmental Systems Research Institute for geographic information systems, OSISoft for data warehousing solutions and Symantec for security-related solutions. These agreements are for renewable one-year terms and are terminable by either party upon notice. If these relationships are not successful or if the agreements are not renewed under favorable terms, our business and growth in those countries could be negatively affected.
Problems with our third-party technology suppliers could create delays in our delivery of services, solutions and systems to our customers.
     Some of our software, solutions and systems use other items supplied by third-party technology companies such as operating systems, databases, protocols, interfaces, middleware and graphics engines. In these cases we have long-term agreements, usually including royalty payments, to embed these third-party solutions and functionalities in our solutions and systems. If we are not successful in maintaining these third-party technology supply agreements, we could encounter delays in our ability to deliver promised functionality to our customers while we investigate and install substitute technologies in our solutions and systems. These delays could adversely affect our business.
Problems caused by subcontractors to whom we have subcontracted parts of the scope of supply for a project could create delays in our delivery of services, solutions and systems to our customers and cause us to be in default under our contracts with our customers.
     The scope of supply of some of our project contracts includes services, equipment or software which we subcontract to subcontractors. If a subcontractor is late in delivering the goods and services to be supplied or delivers goods or services which are not in compliance with the requirements of the subcontract, that can cause us to be in default under the contract with the customer. To the extent that we cannot transfer all of the risk to the subcontractor or are not able to be fully indemnified by the subcontractor, we may be subject to a claim by the customer as a result of a problem caused by a subcontractor that could have a material adverse effect on our results of operations and financial condition.
The failure of our mission-critical information technology solutions or our customers’ systems could expose us to liability.
     We provide real-time information management services and solutions for our customers’ applications that monitor and control mission-critical operational and management functions. In some cases, these systems protect product inventories from problems such as theft, leakage or spills and protect the environment and public safety. Some of our solutions also minimize outage and waste issues. If a customer’s system were to experience a critical failure or outage as a direct result of a defect in one of our services or solutions, whether those solutions are our own or those portions of the services and solutions supplied through integrated third-party technology partners, we may be subject to claims for injuries or other damages. Our insurance may not be sufficient or may not apply to any exposure we have resulting from this type of solutions failure and we may not have adequate recourse against our third-party technology partners.
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
     Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly Manuel Sánchez, Larry Stack, Ignacio González, David Jardine, José Montoya, José María Flores, José Ignacio del Barrio, Cristobal Ramos, Luis Rancé, Marcio Leonardo, Dai Yue, Javier Garoz, Bárbara Zubiría, Manuel Fernández, Carmen Rodríguez, Lidia Garcia, Aránzazu Caja, John Leiferman and Carlos Delgado and the success of our expansion efforts depends on significant management attention to integration and coordination. Any loss of services of any of our senior management may negatively affect our business.
We depend on the services of our technically-skilled employees and may not be able to attract or retain the employees we need.
     During periods in which demand for technically-skilled employees is great, we may experience significant employee turnover. These individuals are in high demand and we may not be able to attract or retain the staff we need, which could adversely affect our business.
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
     In addition, our competitors may develop services and solutions that are better than ours, that are more appealing to customers or that achieve greater market acceptance. We compete with large engineering and industrial firms and small sector-driven specialized firms on a geographic and customer basis, including General Electric, Honeywell, Affiliated Computer Services Inc., Indra Sistemas, S.A., SICE (Sociedad Ibérica de Construcciones Eléctricas, S.A.) and Transcore Inc. (a subsidiary of Roper Industries). Many of our competitors are larger than we are and have greater financial and marketing resources than we do. Many of our competitors have longer operating histories and greater name recognition than we do. Also, some of our competitors have established offshore operations in countries such as India and China in order to reduce the costs of research and development and engineering services for their projects. These advantages may allow our competitors to respond more quickly to new or emerging technologies, changes in customer requirements or acquisition opportunities than we can and also reduce their costs. It is also possible that new competitors may emerge and acquire significant market share. In addition, we often face significant competition from construction companies that also provide solutions similar to ours. To the extent these construction companies build an infrastructure project, they have an advantage relative to us in competing for the value-added information technology services and solutions accompanying the infrastructure project.
Our acquisitions and joint venture strategy involve risks and uncertainties that may harm our business or cause it not to perform as expected.
     As part of our business strategy, we continually review potential acquisitions, joint ventures, strategic alliances, or other investments that we expect will complement our existing business. In particular, we plan to continue to rely on potential acquisitions, joint ventures, strategic alliances or other investments to help us fuel our growth by enhancing the value-added services and solutions that we can offer to our installed customer base. However, we do not know for certain that we will be able to identify suitable joint ventures, acquisitions, alliances or other investments at particular times, or that we will be able to successfully close these transactions.

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
     To the extent we recognize goodwill and intangible assets in any acquisition, joint venture or strategic alliance and we later deem that goodwill or intangible assets to be impaired, we will recognize losses that will adversely affect our results of operations and financial condition. In addition, our acquisitions give rise to deferred tax assets in our consolidated balance sheets. Recoverability of these assets depends on our ability to generate, in future years, sufficient taxable income to make use of these deferred tax assets before their expiration dates. If it is more likely than not that such assets won’t be recovered, we could be required to record a valuation allowance against them, which could adversely affect our results of operations and financial condition.
Changes in technology could adversely affect our business and negatively impact our competitive position.
     The markets for services and solutions change rapidly because of changes in customer requirements, technological innovations, new solution introductions, prices, industry standards and domestic and international economic factors. New solutions and technologies may render existing information technologies, services or technology infrastructures obsolete, excessively costly or otherwise unmarketable. If we are unable to introduce and integrate new technologies into our services and solutions in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired. In addition, our strategy to increase our gross margins through increased sales of higher value-added, advanced applications would be impaired.
Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may reduce the value of our services, solutions and brand and may impair our ability to compete effectively.
     Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. While we currently hold or have pending a large number of registered trademarks and solution names that we believe reduce the risk of third-party infringement, we currently hold few material patents or registered copyrights, and we rely primarily on a combination of trade secret, copyright and other intellectual property laws, nondisclosure and other contractual agreements, and technical measures to protect our rights in our proprietary technology. These measures may not be sufficient to protect our proprietary technology from third-party infringement and could subject us to increased competition or cause us to lose market share. In addition, these measures may not protect us from the claims of employees and other third parties. We also face risks to the protection of our proprietary technology because our solutions are sold in markets such as the Asia-Pacific region and Latin America that provide less protection for intellectual property than is provided under U.S. or Spanish laws. Unauthorized use of our intellectual property could weaken our competitive position, reduce the value of our services and solutions and brand, and harm our operating results.
Labor and employment laws in Spain and other geographic areas in which we operate may make it difficult for us to reduce our workforce if we deem it advisable.
     Approximately 57% of our workforce is located in Spain. With our acquisition of Matchmind in 2007, the number of our employees located in Spain increased significantly. Spanish law places significant limitations on and imposes a number of procedural requirements for an employer’s ability to reduce its workforce through layoffs or otherwise. These provisions of Spanish law could make it more difficult, expensive and time-consuming for us to reduce our workforce at a time when we consider it in our best interest to do so. In addition, approximately 8% of our workforce is located in Latin America and approximately 7% of our workforce is located in Canada, where labor and employment laws regarding workforce reductions are more restrictive than is typical in the United States. Approximately 24% of our workforce is located in the United States.
Our business may suffer if we are sued for infringing on the intellectual property rights of third parties.
     We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. In the future, third parties may assert infringement claims alleging infringement by our current or future services or solutions. These claims may result in protracted and costly litigation, may subject us to liability if we are found to have infringed third parties’

intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management’s attention from the operation of our business.
We may adopt an equity-based compensation plan that may be dilutive to current shareholders’ ownership interest in our shares or may adversely affect the prevailing market prices for our shares.
     In 2004 and prior years, under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa to purchase our shares. In addition, in 2006, members of our senior management participated in a stock purchase plan involving Abengoa’s shares. In the future, we may adopt an equity-based compensation plan that may be dilutive to current shareholders’ ownership interest in our shares or may adversely affect the prevailing market prices for our shares. Our board of directors and our shareholders have approved an amendment to our Extraordinary Variable Compensation Plan to permit the plan’s participants to elect to receive certain of their awards in the form of our ordinary shares, rather than in cash. Cash awards will be converted into the number of our shares determined by dividing the amount of the cash award by $18.50. An aggregate of 370,962 of our shares will be available for award under the plan. On September 15, 2009, we purchased those 370,962 shares from Telvent Corporation, S.L. at a purchase price of $18.50 per share. Until the shares are issued pursuant to the plan, under Spanish law they will be treated, and will count for purposes of determining a quorum for matters presented for a vote of shareholders, as issued but not outstanding.
Our future results could be adversely affected by an impairment of the value of certain intangible assets.
     The assets listed in our consolidated balance sheets as of December 31, 2009, include, among other things, goodwill valued at approximately € 234.4 million and other intangible assets valued at approximately € 184.4 million. The applicable accounting standards require that goodwill is not amortized, but rather is subject to impairment testing annually, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset. If our goodwill was deemed to be impaired in whole or in part due to our failure to achieve our goals, we could be required to reduce or write off such assets, which could have a material adverse effect on our operating results.
Risks Relating to Being Part of the Abengoa Group
Abengoa, our current largest individual shareholder, is in a position to significantly influence matters requiring a shareholder vote, and this ownership concentration may adversely affect the market price of our shares as well as the ability of our other shareholders to influence matters subject to a shareholder vote.
     Abengoa currently owns, indirectly, 40% voting interest in our outstanding shares and has significant influence over all matters submitted for shareholder vote, as well as the ability to call an extraordinary meeting of shareholders (which, under Spanish law, a holder of 5% or more of issued shares can do). At any such meeting, or at our ordinary general meeting of shareholders, as a result of Abengoa’s current ownership of our shares, Abengoa has “de facto” control over:
•	election of our directors;
•	any decision to effect certain amendments to our bylaws and other organizational documents;
•	our decisions regarding debt incurrence, stock issuance (including the abolition of preemptive rights for specific stock issuances) and the declaration and payments of dividends;
•	any decision to approve or reject any merger, consolidation or sale of substantially all of our assets, and
•	any decision to increase our capital.
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
     Although we are not directly responsible for the repayment of any loans made by third parties to Abengoa, Abengoa’s current credit facility contains and its credit facilities in the future may contain covenants between the Abengoa Group and its lenders that take into account our financial performance and financial condition as a consolidated entity. Certain kinds of transactions that we may wish to undertake might require the consent or approval of Abengoa’s lenders in order for Abengoa to avoid a default under its agreement with those lenders because of the indirect restrictions imposed on us by the terms of Abengoa’s credit facility. These indirect restrictions arise out of covenants made by Abengoa in its credit facility that require Abengoa to ensure that none of its subsidiaries, including us, grant security interests in or dispose of assets, make loans or otherwise extend credit, or enter into merger or combination transactions, other than in the ordinary course of their respective businesses. These covenants have the indirect effect of restricting our ability to take any of these actions or engage in any of these transactions, even if we consider them to be in our interest, because Abengoa has agreed with its lenders to ensure that we do not do so. In addition, Abengoa’s credit facility limits Abengoa’s ability to incur debt as calculated on a consolidated basis to include Abengoa and its subsidiaries, including us. These restrictions on Abengoa could have the indirect effect of limiting our ability to incur additional indebtedness when it might otherwise be in our interest to do so. Our ability to implement our business strategy could be affected adversely by Abengoa’s compliance with its obligations under its credit facilities.
As our contracts with Abengoa were negotiated between parties under common control, it is possible we may have been able to obtain better terms from third parties or may not be able to replace them with equally-favorable arrangements in the future.
     Our contracts with Abengoa were negotiated between parties under common control. It is possible that we may have been able to obtain better terms from third parties, and that the terms we received under the contracts with Abengoa may increase our expenses and reduce our net income compared to the terms of contracts we might have obtained from third parties. The most important of these contracts are our credit arrangement and service agreements with Abengoa. Our credit arrangement with Abengoa is one of our primary sources of borrowings. In addition, we recognized revenues in 2009 of € 54.5 million from services that we and our subsidiaries provided to Abengoa, primarily for the provision of communications, IT and related services; and we recognized expenses in 2009 of € 14.2 million related to services, supplies and leased facilities provided by Abengoa to us. We have not attempted to negotiate similar arrangements with unaffiliated parties and do not know whether third parties would enter into such arrangements with us on more or less favorable terms, if at all. Consequently, if these existing agreements were terminated for any reason, we cannot be certain that we would be able to enter into equally-favorable arrangements with third parties, if at all. Our inability to replace these arrangements on equally-favorable terms could reduce our net income, limit our available borrowings and adversely affect our ability to achieve our growth objectives.
     In connection with the reduction of Abengoa’s percentage ownership of our shares, we have engaged with Abengoa in a strategic review of our existing arrangements and have sold to them, effective January 1, 2010, the business that used to provide IT and related services to Abengoa.
Abengoa is not required to provide any security for the funds we lend to it under our credit arrangement and any such loans will be treated as subordinated debt under Spanish law, which may limit our ability to be repaid and impair our financial condition in the event of Abengoa’s insolvency or bankruptcy.
     Under our credit arrangements with Abengoa, we may lend up to € 155.8 million at any one time to Abengoa for a period not to exceed one year. These arrangements are unsecured and may provide Abengoa with funds on a more favorable basis than otherwise available to it from non-affiliated third parties. We may not be repaid or receive the interest we have earned on those funds. Abengoa has significant other indebtedness currently outstanding, some or all of which may be secured or otherwise senior to us upon Abengoa’s insolvency or bankruptcy, which would also make it more difficult for us to be repaid upon any insolvency or bankruptcy. According to Spanish insolvency law, any loan between an insolvent or bankrupt company that forms part of a group and any of its affiliated companies will be considered to be a subordinated loan for the purposes of the bankruptcy or insolvency proceedings. As a result of that subordination, payment of that affiliate loan shall be subject to the prior payment by the insolvent or bankrupt company of its other indebtedness and trade payables that are not expressly subordinated by law. Accordingly, under Spanish law, any money we loan to Abengoa may be considered to be subordinated debt of Abengoa in the event of Abengoa’s insolvency or bankruptcy.

Risks Relating To Our Organization Under Spanish Law
We are a Spanish corporation and it may be difficult to enforce judgments against us in U.S. domestic courts.
     We are a corporation organized under the laws of the Kingdom of Spain. In addition, most of the members of our board of directors and most of our senior management are residents of, and most of their assets are located in, jurisdictions outside of the United States. As a result, even though we have appointed CT Corporation System as our agent for service of process, investors may not be able to effect service of process within the United States upon us or these persons regarding matters arising under the U.S. securities laws, or to enforce judgments of U.S. courts based upon these laws.
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
Provisions of our bylaws and Spanish law significantly influence the timing and amount of any dividends that we may pay in the future.
     Our bylaws and Spanish law require shareholder approval in order for us to declare dividends. If we declare dividends in the future, we may not be able to pay them more frequently than annually due to certain provisions of Spanish law. Although we will declare any dividends in Euros as required under Spanish law, we intend to pay dividends in U.S. Dollars. Any holders of our shares outside of the United States may incur costs associated with receiving dividends in U.S. Dollars. Our ability to pay any dividends and the effect of any such dividends on our financial position will be affected by changes in exchange rates. The amount of the dividends we may pay will be based on a calculation of our net income in Euros in accordance with Spanish GAAP. Also, Abengoa can exercise significant influence over any decision relating to the declaration and payment of dividends.
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
     Additionally, pursuant to our bylaws and the Spanish Corporation Law, shareholders have preemptive rights to subscribe for any new securities issued by us, including the ordinary shares. These preemptive rights may be voluntarily waived by our shareholders or may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Article 159 of Spanish Corporation Law. Our ability to raise funds through the sale of ordinary shares or other securities in the future, our ability to use our ordinary shares or other securities to make acquisitions, and our ability to provide management with equity-based compensation, could be adversely affected by these preemptive rights and our ability to have these preemptive rights voluntarily waived or abolished by our shareholders.
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
Risks Relating to the Public Market for Our Shares
As a result of Abengoa’s sale of our shares in 2009, we will likely lose our foreign private issuer exemption effective January 1, 2011.
     As a result of the sale, on November 2, 2009, by Abengoa’s wholly-owned subsidiary, Telvent Corporation, S.L., of 4,192,374 of our ordinary shares, including the 542,374 shares purchased by the underwriters pursuant to their exercise of their overallotment option, we will likely cease to be eligible to report as a “foreign private issuer” for purposes of the U.S. securities laws as of January 1, 2011. If we are no longer a foreign private issuer, we will be subject to substantial additional disclosure, reporting, and governance requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the listing rules of The NASDAQ Global Select Market (the “NASDAQ Rules”), which would result in additional expense and the diversion of senior management attention from our business strategy.
     As a foreign private issuer, we are generally exempt from certain reporting requirements of the Exchange Act, as well as the provisions of the Exchange Act and the NASDAQ Rules governing the solicitation of proxies and the provision of proxy statements and other materials to shareholders prior to shareholder meetings. We will likely cease to qualify as a foreign private issuer, effective as of January 1, 2011, following the November 2009 sale of 3,650,000 shares by Telvent Corporation, S.L. If we no longer qualify as a foreign private issuer, we would be subject to the substantially more extensive proxy disclosure requirements imposed by the Exchange Act and the NASDAQ Rules, and would be required to file annual, quarterly, and periodic reports on Forms 10-K, 10-Q, and 8-K within the time periods required by the Exchange Act, which are significantly shorter than the time periods required of foreign private issuers for the less-extensive periodic reporting required of them. We would also be subject to Regulation FD of the Exchange Act, regulating the selective disclosure of non-public information, and our directors, executive officers and affiliates would be subject to the disclosure and other requirements of Section 16 of the Exchange Act in respect of their ownership of and transactions in our shares. Further, we are currently exempt from the corporate governance provisions of the Exchange Act and the NASDAQ Rules that would require our board of directors to include a majority of independent members and to maintain independent audit, nomination, and compensation committees, although we voluntarily comply with such rules. The NASDAQ Rules also provide an exemption to foreign private issuers who follow their home country laws from the requirement that shareholders be given the opportunity to vote on equity compensation plans and material revisions thereto; should we fail to qualify as a foreign private issuer, we would be required to submit any equity compensation plans to a vote of our shareholders. Compliance with the foregoing additional disclosure and compliance requirements would involve substantial initial and on-going expense, and implementing our compliance with these requirements would require substantial senior management time and attention that otherwise would be spent implementing our business strategy.
Our shares may be affected by volume fluctuations, may fluctuate significantly in price and our liquidity may be affected by our current largest shareholder.
     Our shares are currently traded on The NASDAQ Global Select Market. The average daily trading volume of our shares during 2009 was 75,483 shares. The high and low closing price for our shares for the fiscal year ended December 31, 2009 was U.S. $38.98 and U.S. $9.97 respectively. Our shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our shares without regard to our operating performance. The price of our shares may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, developments in patents and other proprietary rights and general market and economic conditions.
     Abengoa and our senior management currently own approximately 44% of our outstanding shares. Consequently, a significant portion of our shares may not be traded frequently, if at all. In addition to the recent continuing stress and volatility in the global capital markets generally the public equity markets for the securities of information technology companies have from time to time experienced significant price and volume fluctuations that have affected the market prices of the securities of information technology companies, and which may be unrelated to operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a material decline in the prevailing market prices of our shares, and could prevent our shareholders from recouping their investments in our shares or selling their shares at a profit.

Future sales by our shareholders of a substantial number of our shares in the public market could adversely affect the price of our shares.
     If our shareholders sell substantial amounts of our shares, the market price of our shares could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The shares that we sold in our initial public offering are eligible for immediate resale in the public market without restrictions, and the shares our affiliated shareholders hold may also be sold in the public market in the future, subject to the restrictions contained in Rule 144 under the Securities Act and applicable lock-up agreements and provided that the circumstances in which they are offered or sold in Spain do not constitute an offer of securities under Spanish law. Of the 4,847,059 ordinary shares that we sold in our private placement transaction completed on October 28, 2008, Abengoa has previously sold, pursuant to a registration statement we filed with the United States Securities and Exchange Commission on December 4, 2008 and which became effective on February 15, 2009, all of the 3,576,470 shares that it so acquired. The remaining 1,270,589 ordinary shares that we sold in our private placement transaction are eligible for resale to the public. All 4,192,374 shares, including the 542,374 shares purchased by the underwriters pursuant to their exercise of their overallotment option, previously sold pursuant to a registration statement we filed with the United States Securities and Exchange Commission on October 2, 2009 and which became effective on October 27, 2009 are eligible for immediate resale in the public market without restrictions.
A decision by Abengoa, our largest individual shareholder, regarding the disposition of the balance of its holdings in our shares, could adversely affect our operations and the price of and market for our shares.
     Abengoa holds, indirectly, 40% of our outstanding shares and is our largest individual shareholder. We cannot provide any assurance as to whether or not Abengoa will determine to sell any or all of the remainder of our shares, or the timing of any such sale by Abengoa. The process of evaluating a potential sale by Abengoa of the balance of its holdings in our shares, whether or not a sale ultimately is consummated, could divert significant management time and attention away from the operation of our business. The commencement of such a transaction, or the perception that such a transaction may occur, may have an adverse effect on the market price for our shares, the uncertainty that may result in our customers delaying or canceling the award of contracts, our employees leaving Telvent and/or our credit and bonding facilities becoming more difficult to arrange or renew.
     If we cease to be treated as a member of the Abengoa Group, we cannot assure you that we would be able to replace the service agreements and credit agreements we currently have in place with Abengoa with other arrangements on terms equally favorable to us, if at all, which could have a material adverse effect on our operations. In the event that Abengoa sells all or a portion of its remaining holdings in our shares to another party, our other shareholders may not be eligible to participate in the sale, and any premium paid by the acquirer for the shares it purchases from Abengoa would not benefit our other shareholders.
As a result of dispositions of our shares by Abengoa, we ceased to be a “controlled company” for purposes of The NASDAQ Rules, and we need to comply with the corporate governance requirements of The NASDAQ Global Select Market.
     After giving effect to the sale by Abengoa’s wholly-owned subsidiary, Telvent Corporation, S.L., of 4,192,374 of our ordinary shares, including the 542,374 shares purchased by the underwriters pursuant to their exercise of their overallotment option, on November 2, 2009, Abengoa indirectly owns 40% of our outstanding shares and we therefore are no longer considered a “controlled company” under The NASDAQ Rules. Therefore, we must comply with the provisions of The NASDAQ Rules that require a majority of our board of directors to be independent and that we have nominating and compensation committees comprised entirely of independent directors, which we already voluntarily comply with. Failure to comply could result in our shares being delisted. Any delisting of our shares would likely have a material adverse effect on the liquidity and trading market for our shares.
You will not be able to trade our shares on any exchange outside the United States.
     Our shares are only listed in the United States on The NASDAQ Global Select Market and we have no plans to list any of our shares in Spain or any other jurisdiction. As a result, a holder of our shares outside of the United States may not be able to effect transactions in our shares as readily as it could if our shares were listed on an exchange in that holder’s home jurisdiction.
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
     We were incorporated in the Kingdom of Spain as Telvent Desarrollos, S.A. on April 4, 2000, pursuant to the Spanish Corporation Law of 1989, as amended. At a general shareholders’ meeting held on January 19, 2001, we changed our name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, we changed our name to Telvent GIT, S.A., which remains our legal and commercial name. Our registered office is located at Valgrande, 6,28108 Alcobendas, Madrid, Spain and we can be contacted at (34) 902 335 599 or fax (34) 917 147 001. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
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
     Our holding company structure was completed on January 1, 2001, upon Abengoa’s contribution of the shares of Telvent Energía S.A., formerly known as Sociedad Anónima de Instalaciones de Control (“Sainco”) and its subsidiaries to us. We now operate our business principally through three significant subsidiaries. (See a list of our significant subsidiaries under “Item 4.C. — Organizational Structure — Our Subsidiaries”).
     The principal events in our history have been:
•	1963: Incorporation of Sainco.
•	1974: Entry into Traffic business market.
•	1978: Entry into Environment business market.
•	1986: Entry into Transport business market.
•	1988: Start of our international expansion to Latin America with completion of Energy projects in Mexico.
•	1990: Award of first Traffic business projects in China.
•	1996: Start of our operations in Brazil.
•	2001: Initial sale by Abengoa of our ordinary shares to management.
•	2001: Disposition to Abengoa of Abentel Telecomunicaciones, S.A.
•	2002: Acquisition from Abengoa of Telvent Factory Holding AG, Telvent Housing, S.A. and Telvent Portugal S.A.
•	2002: Entry into the public administration and healthcare business market.
•	2003: Acquisitions of Telvent Canada and Telvent USA from Metso Corporation.
•	2003: Adoption of the Telvent brand name throughout our business operations.
•	2004: Acquisitions of ICX, WBU-Xwave and a majority (70%) interest in Telvent Miner & Miner.
•	2004: IPO and listing of our ordinary shares on The NASDAQ National Market.
•	2005: Acquisition of Almos. Start of our operations in Australia and the Netherlands.
•	2006: Acquisition of the remaining 30% of the shares of Telvent Miner & Miner not acquired by Telvent in 2004.
•	2006: Acquisition of a majority (80%) interest in Telvent Blueshield in China.
•	2006: Acquisition of the Farradyne traffic business in North America.
•	2006: Acquisition of Maexbic, a supplier of public transportation ticketing technology in Spain.
•	2007: Telvent shares upgraded to The NASDAQ Global Select Market.
•	2007: Acquisition of Caseta.

•	2007: Acquisition of a 58% interest in Matchmind.
•	2007: Acquisition of a 15% interest in S21 Sec.
•	2008: Formation of Telvent DMS LLC Novi Sad, a joint venture in Serbia with the DMS Group LLC.
•	2008: Private placement of 4,847,059 of our ordinary shares.
•	2008: Acquisition of DTN Holding Company, Inc.
•	2009: Acquisition of certain of the assets of NLDC.
•	2009: Acquisition of the remaining 42% interest in Matchmind.
•	2009: Repurchase by us of 370,962 of our ordinary shares from Telvent Corporation.
•	2010: Disposition to Simosa, IT, a subsidiary of Abengoa, of certain assets from Telvent Outsourcing related to providing IT services to Abengoa.
     Our ordinary shares trade under the symbol “TLVT.” As of December 31, 2009, Abengoa owns, indirectly, 40% of our outstanding ordinary shares.
Capital Expenditures/Divestitures
     Euro amounts disclosed below for acquisitions of foreign entities have been translated using the historical exchange rate at the date of purchase.
Acquisition of Telvent Miner & Miner
     On December 10, 2004, we acquired a 70% equity stake in Miner & Miner, a company based in Fort Collins, Colorado, engaged in the development and implementation of geographical information systems software for utilities for a total purchase price of U.S. $8.2 million (€ 6.2 million). Effective January 1, 2006, we acquired the remaining 30% of the shares of Miner & Miner for a total purchase price of U.S. $6.8 million (€ 5.7 million) which was paid on February 22, 2006.
Acquisition of Almos
     On July 6, 2005, we acquired 100% of the shares of Almos for a total purchase price of € 5.8 million, and a deferred, contingent and variable payment based on Almos meeting certain income targets over a period ending June 30, 2006. On April 12, 2006, we made an additional payment of € 0.4 million as part of a cash adjustment payment stipulated in the purchase agreement. On December 4, 2006, we paid the contingent and variable “earn out” portion of the purchase price for a total amount of € 0.5 million.
Acquisition of Beijing Blue Shield
     On April 26, 2006, our subsidiary, Telvent China, acquired 80% of the issued and outstanding shares of Beijing Blue Shield, a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The purchase price of this acquisition was Rmb 32 million (€ 3.2 million).
Acquisition of Farradyne
     On July 1, 2006, our subsidiary, Telvent Traffic, completed the acquisition of 100% of Telvent Farradyne together with the assets of the sellers used in Farradyne’s business, a leading provider of traffic information technology consulting and integration services in the U.S. The total purchase price for the Farradyne business was U.S. $39.4 million (€ 31.0 million). This acquisition was financed in part through a mix of use of proceeds from our IPO and a loan in the amount of U.S. $20.0 million (€ 15.2 million), under a credit agreement with Bank of America (as successor to LaSalle Bank National Association). (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition).

Acquisition of Maexbic
     On November 13, 2006, our subsidiary, Telvent Tráfico y Transporte, S.A., completed the acquisition of 100% of the shares of Maexbic, a supplier of public transportation ticketing technology in Spain, for a total purchase price consisting of a fixed cash payment on closing of € 1.9 million and deferred, contingent and variable payments of € 0.1 and € 0.2 million paid on March 29, 2007 and January 28, 2008, respectively.
Acquisition of Caseta
     On April 27, 2007, our subsidiary, Telvent Traffic, acquired 100% of the shares of Caseta, a supplier of electronic toll collection systems in North America. The total purchase price for the acquisition includes: (a) U.S. $9.0 million (€ 6.9 million) paid on the closing date; (b) contingent and variable earn-out payments for the years 2007 and 2008, subject to Caseta meeting certain annual or accumulated income targets over the periods ending December 31, 2007 and 2008, and subject to a maximum aggregate amount of U.S. $4.4 million; (c) secondary earn-out payments subject to Caseta exceeding certain bookings targets during the four year period ending December 31, 2010; and (d) post-closing working capital adjustment payments of up to a maximum payment of U.S. $0.9 million.
     As of December 31, 2009, the total payments made for this acquisition amounted to U.S. $12.5 million and our best estimate of the potential remaining earn-out payments under this agreement amounts to U.S. $0.7 million as of this date. There is an overall limit of U.S $20.7 million on the aggregate purchase price. We are not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     This acquisition was financed in part through a loan in the amount of U.S. $5.0 million under a credit agreement with Bank of America N.A. (as successor to LaSalle Bank National Association) and the balance from the proceeds from our IPO. (See “Item 5. Operating and Financial Review and Prospects Operating Results. — Acquisitions” for more details about this acquisition).
Acquisition of Matchmind
     Effective October 1, 2007, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind, a company that specializes in system integration, consulting services and information technology outsourcing, for € 24.6 million. On May 21, 2009, Telvent Outsourcing entered into two definitive agreements to purchase the remaining 42% interests in Matchmind, and fully completed its purchase of all of Matchmind’s issued and outstanding equity. The first agreement provides for the purchase of 40% of the remaining Matchmind interest from its management shareholders for an aggregate purchase price of € 17.8 million. The second agreement provides for the purchase from José Luis Galí, Matchmind’s founder and former president, of the remaining 2% of Matchmind interests for a purchase price of € 0.9 million. (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition).
Acquisition of S21 Sec
     On November 23, 2007, our subsidiary, Telvent Outsourcing, acquired an additional 10% interest in S21 Sec, increasing its total ownership stake to 15% with a carrying value of € 5.6 million (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A. (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, conditional upon Telvent or any company of the Abengoa Group investing € 15 million in the territory of Navarra. Telvent does not have the obligation or intent to make such investment, but NGA could still have the option to sell the 10% stake of S21 Sec to Telvent at a price not to exceed € 3.9 million.
Joint Venture in Serbia
     On May 8, 2008, Telvent Energia signed a joint venture agreement pursuant to which it formed a new joint venture in Serbia with the DMS Group LLC under the name “Telvent DMS LLC Novi Sad” (“Telvent DMS”). Telvent DMS is owned 49% by Telvent Energia and 51% by DMS Group LLC. The scope of the business of Telvent DMS includes the development, promotion, marketing and licensing of the software formerly owned by the DMS Group, known as the DMS software, and carrying out turnkey projects in the area of control and information systems and communications infrastructures primarily in the electric utility industry. Telvent’s total capital investment in Telvent DMS will be € 6.1 million. As of December 31, 2009, € 5.1 million was paid.
Acquisition of DTN Holding Company, Inc.
     On October 28, 2008, our subsidiary, Telvent Export, acquired 100% of the shares of DTN Holding Company, Inc., a business information service provider of critical data to key decision makers across the markets it serves, including agriculture, energy and environment in North America, for a purchase price of U.S. $250.9 million (€ 187.7 million) pursuant to a Stock Purchase Agreement dated September 15, 2008. Telvent financed the acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of Telvent to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A., at a negotiated purchase price of U.S. $21.25 per share, for an aggregate consideration of approximately U.S. $103.0 million; partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, in the amount of
€ 57.5 million; and the balance from Telvent’s own resources and proceeds of our initial public offering. (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition.)
Acquisition of certain assets of NLDC
     On February 3, 2009, our subsidiary, Telvent Farradyne signed an asset purchase agreement through which it acquired certain of the assets of NLDC, including NLDC’s proprietary back office/customer service center software solution called “TollPro” as well as NLDC’s interest in the license agreements and services contracts relating to NLDC’s back office systems delivered for the SR-91 toll collection system in Orange County, California. The purchase price for these assets was U.S. $1.5 million. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2.0 million by installments payable every six months starting July 1, 2009 and additional contingent payments up to U.S. $0.5 million. In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5.0 million) in respect of contracts bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. As of December 31, 2009, total payments made under these two agreements amounted to U.S. $1.5 million and our best estimate of the potential payments under these agreements amounted to U.S. $3.3 million as of this date.
Disposition of certain assets of Telvent Outsourcing
     Effective January 1, 2010, our wholly-owned subsidiary, Telvent Outsourcing, sold certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services, to Simosa IT, S.A, a wholly-owned subsidiary of Abengoa, for a price of € 4 million. The sale also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L. (See “Item 10.C. Additional Information — Material Contracts” for more details about this disposition).
Research and Development
     We are also devoting substantial resources to our research and development efforts, through which we have developed services and solutions for our targeted industrial sectors and infrastructure IT systems which apply across services and solutions lines including the following:
•	Smart Grid Solutions Suite, an integrated solution for the electric industry covering Smart Network (Remote Terminal Units, or RTUs, Substation Automation Systems), Smart Operations (SCADA, DMS, FMS, OMS and GIS) and Smart Metering (AMI, Meter Data Management, Meter Operations Management) in an open but highly integrated environment based in a Service Oriented Architecture;
•	OASyS DNA (Dynamic Network of Applications), our main RealTime IT infrastructure product used in solutions in our Energy, Environment and Transportation segments;
•	the Cross Domain Platform Data Acquisition Subsystems that applies to electricity and oil & gas business units and our Environment and Transportation segments;
•	the next generation Liquids Suite, an integrated oil & gas solution (gasCAT, floCAT, SCADA, Liquids Suite, Simulation & Modeling, Enterprise GIS, Pipeline integrity application integration, emergency measures and mobile crew dispatch);
•	our suite of supply-chain solutions for the downstream petroleum supply-chain including supplier solutions (TABS, FuelSeller, document messaging), wholesale solutions (FuelBuyer, FuelAdmin, document messaging, and back-office adapters), and terminal operator solutions (Guardian 3 TAS, OASyS SCADA integration);
•	Water Management Suite, Environmental Observation (SWS, AWOS, LLWAS, Sensors, ATIS), Road Weather Information Systems (RWIS), and weather prediction;
•	new advanced weather solutions including decision support systems for energy/smart grid, aviation, and transportation as well as a new international solution for premium weather forecasts and weather displays (WSO Global);

•	urban/interurban traffic/toll systems, including highway free-flow Open Road Tolling Systems (ORT);
•	automatic fare collection systems, railway control traffic centers, and advanced parking solutions;
•	our agriculture supply-chain solution suite including agribusiness solutions (Grain Trading Portal, pricing solutions), producer solutions (producer series information services, Grain Trading Portal), and risk management solutions for commercial grain traders (ProphetX);
•	hospital information systems (TiCares); and
•	Homeland Security, such as border control and biometric ID systems.
     Our research and development expense in 2009, 2008 and 2007 amounted to € 14.1 million, € 19.1 million and € 19.1 million, respectively. Part of our software development effort is capitalized and gets amortized over the economic life of the development. In addition, developments for specific projects/clients, are paid for by the respective projects and thus included within cost of revenues. Finally, we incurred in a total of
€ 9.8 million, € 7.5 million and € 2.9 million of capital expenditures related to the building of our facilities and data centers in 2009, 2008 and 2007, respectively.
B. BUSINESS OVERVIEW
Overview
     We are an IT solutions and information services provider for a sustainable and secure world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     Since 2008, we are also able to deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa.
     Our business is organized in three primary ways: across segments, across geographic areas and across information technology solutions.
     Segments
     We changed, effective November 1, 2008, our internal reporting structure and from such date, have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately up to September 2008, has been incorporated into our Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues, gross profit and contribution margin. Prior period segment information has been restated to conform to the current year presentation.
          In our targeted industrial segments, we have developed distinctive skills that share the following characteristics:
•	Mission-critical: Our solutions are specifically designed to address mission-critical functions in segments that require real-time data gathering, interpretation and immediate response and decision making.

•	Extensive networks: From 5,000-mile pipelines to river basins to electricity transmission and distribution grids to interstate highways, our solutions monitor extensive networks where comprehensive data gathering and control is required to better control those networks, ensure their reliability and integrate the data on a secure basis.
•	Flow-based: Whether related to fluids, energy or traffic, we have broad experience in information applications that facilitate the organization and management of continuous flow along defined paths.
     The following chart provides a summary of the allocation of our revenues among our segments for the last three fiscal years.

	2009	2008	2007
Energy	30.3%	27.4%	36.5%
Transportation	30.9%	40.7%	39.5%
Environment	7.0%	6.5%	6.2%
Agriculture	9.8%	2.1%	0.0%
Global Services	22.0%	23.3%	17.8%

Total	100.0%	100.0%	100.0%

          Geographies
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
•	Europe: Global Services represents our largest segment in the Spanish market. We also have significant sales in our Transportation segment in Spain, where we provide intelligent transportation systems, including urban and interurban traffic management systems to numerous cities.
•	North America: Energy represents our largest segment in North America, where we believe we are a leader in the supply of IT solutions for oil and gas pipelines and we also have significant sales in our Electricity sub-segment. We also believe we are one of the most familiar and trusted sources of agricultural information in the U.S., and we are a leading provider of Intelligent Transportation Systems (ITS) and consulting services.
•	Latin America: We have a strong presence in Mexico and Brazil. Energy is our largest segment in the Latin American market, experiencing strong growth during 2009 in our Oil & Gas sub-segment.
•	Asia-Pacific: Our Energy and Transportation segments have been able to build a position in the Asia-Pacific region; we believe this will constitute a platform for future growth.
•	Middle-East and Africa: We are consolidating the positions we started to build in these regions a few years ago, mainly through the contribution from our Transportation and Environment segments.
     The following chart illustrates an approximate breakdown of our revenues by region for each of the last three fiscal years:

	2009	2008	2007
Europe	47.7%	51.0%	61.9%
North America	31.4%	18.4%	17.7%
Latin America	12.6%	17.9%	12.1%
Asia-Pacific	3.0%	3.8%	4.0%
Middle-East and Africa	5.3%	8.9%	4.3%

Total	100.0%	100.0%	100.0%

          Real-time IT Solutions
          Our mission-critical real-time services and solutions collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence.
          We started as a systems company focused on control and monitoring services. In the beginning of the 21st century, we moved towards providing more services and solutions and offering outsourcing and consulting services for our clients. As we move ahead into the next decade, we believe that value is not only in the systems we implement and the services we offer to our clients, but also in the information that can be generated through our systems that helps our customers make better operational decisions.
          We believe that there is a strong interest from some of our customers in obtaining just the information that the systems generate, and outsource the ownership of operations of such systems, as technology is becoming increasingly more complicated to maintain in-house. In the future, we expect that interest in this business model will increase even more. We believe the acquisition of Telvent DTN has helped us to position our Company in the information services space, where our enhanced delivery model enables us to provide higher-value added services and solutions in the markets we serve.
          Our services and solutions can be classified into five different complementary categories representing the five stages of converting field data into decision-making mission-critical information. This is illustrated in the diagram below.
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
          As an example of the mission-critical real-time services and solutions we provide, in our Energy segment, we can provide a complete suite of solutions that helps utilities to deliver electric power in a more efficient, secure, economic and reliable way through:
•	Smart Metering Solutions, which include Titanium, Telvent’s Smart Metering System. These solutions provide benefits for consumers, operators, transmitters and generators of electrical energy by improving operations through reduced cost to acquire meter data, read in and out new customers, and cut on and off poor paying customers. They also provide real-time information on consumption patterns, outages, customer voltage and customers restored after outages.

•	Smart Operations Suite of applications that bring intelligence to the network, which include our supervisory control and data acquisition (SCADA) system, distribution management system (DMS), outage management system (OMS), and geographical information system (GIS), among others. These applications monitor the state of substation, loads and generation sources in real-time through a geographic information system display, optimize loads using volt/VAR applications and reduce outage restoration times.

•	Smart Network Solutions, which include remote terminal units (RTUs), substation automation systems (SAS), and intelligent feeder control devices (IEDs), with the ability to distribute intelligence down to the substation and feeder and that can provide improved fault identification service restoration schemes for critical areas of the network.

In addition, we are also able to provide outsourcing and consulting services, for the evaluation and implementation of power optimization initiatives that will reduce operating costs. The customers understand that “information” as a service business model provides significant opportunities for them and having us as a consultant and outsource supplier also provides competitiveness.
Energy Segment
     Our Energy segment represented 30.3% of our total revenues in 2009. North America represented 43.2% of these revenues, Latin America represented 27.9%, and Europe represented 22.5%, with the Asia-Pacific and the Middle-East and Africa regions representing the remainder. We report our Energy segment in two different sub-segments: Oil & Gas and Electricity.
Oil & Gas
     In our Oil & Gas sub-segment, we provide customers complete solutions for pipeline, distribution and retail refined fuels marketing that manage the capture of field data, provide validation and operational control, advanced operational applications and real-time business and trading applications. These critical infrastructure real-time IT systems demand a level of security (cyber and enterprise), high availability and distributed functionality unique to the industry. The global support for this technology comes from our competency center based in our Calgary, Canada location supported by specialty solutions and information services from our Omaha, Nebraska and Baltimore, Maryland locations in the U.S.
     Particularly in this sub-segment, we believe that value for our customer not only exists in the systems we implement and the services we provide, but also in the information generated from the raw data that our systems gather which enables our customers to make better and more timely operational decisions that affect the safety, security and efficiency of the operations of the critical infrastructure for which they are responsible. Within our refined fuels business area we further enable our customers in the downstream value chain to conduct business more efficiently and effectively by managing approximately 80% of the trading transactions in the U.S. every day.
     Strengths. Our offering of IT solutions and services in the Oil & Gas sub-segment reflect the following competitive strengths:
•	Market leadership: We believe we are a market leader in pipeline transport and distribution solutions in North America and Latin America based upon transmission pipeline mileage, where we compete directly with global players like ABB, Invensys, Honeywell International Inc., Emerson Electric Co. and Yokogawa.
•	Distinctive customer base: Our solutions are used by our customers to control approximately 60% of the oil and gas transmission pipeline capacity in North America and Latin America. We maintain long-standing relationships with many of these customers and have developed or implemented new solutions to address customers’ operational, public and environmental safety needs.
•	Integrated complete solution and highly differentiated services: We offer integrated IT solutions and services for the Oil & Gas sub-segment, including the OASyS® Oil & Gas management suites, which include SimSuite Pipeline leak detection/location, and POLARIS inventory management and revenue accounting. In addition, our RTUs enhance our offering in this unit. We believe that the growing concern for critical infrastructure security, public and environmental safety should enhance demand for our applications and real-time enterprise integration in this sub-segment. We believe our real-time IT infrastructure and advanced applications have comparatively strong security and enterprise integration functionality in a field-proven form that differentiates us in the market. Further, after our acquisition of Telvent DTN, we believe we have highly differentiated IT solutions and services able to compete in the refined fuels information services market, including, among other things, messaging service applications with back-office integration, price intelligence applications with intraday moves and alerts, and terminal data services with the best support for exchange terminals.
•	Exceptional brand recognition and relationships in downstream oil market: We serve as a primary disseminator of information between suppliers, wholesale buyers, terminal operators and back-office vendors in the downstream oil supply chain in the United States, and play a role in hundreds of thousands of transactions every day. We believe we are a leading provider of information services and solution for the downstream petroleum supply-chain in the United States.
•	Strong transaction processing platform and skills: We provide critical information and trading services to facilitate the exchange of refined fuels between sellers (refiners and suppliers) and buyers (wholesalers), serving approximately 5,000 direct subscribers and 20,000 related participants. The information that we provide includes rack price reporting, real-time NYMEX data feeds; market-shaping news analysis; data and price integration services; inventory, allocation and credit management and terminal automation software, among others.

•	Leadership position in the risk management solutions market: We also provide real-time market data solutions to some of the largest energy trading floors in the world. These increasingly volatile markets have made trading in both the Futures and over-the-counter markets a necessity for managing risk and increasing profitability. With over 3,600 customer seats, we believe we are a leading provider of market data solutions for hedging and risk management in the energy market.
     IT Solutions and Services. Our main Oil & Gas IT solutions and services include:
•	Liquids Management Suite (“LMS”) . LMS is a real-time operations software suite for liquid pipelines that includes a number of flexible, high-performance modules that meet a variety of real-time operational needs. The modules include metering and ticketing, tank management, volumetric data, leak detection, pumping statistics and data validation in a highly integrated, loosely coupled configuration customizable for the customer’s specific, crude and services and solutions pipelines.
•	SimSuite Pipeline. SimSuite is a technologically-advanced transient pipeline modeling and simulation system for gas and liquids pipelines that can be used in concert with our liquids and gas suites to add a variety of high performance, on-line, real-time and off-line simulation applications. On-line, real-time applications include batch tracking and leak detection and location and other hydraulic modeling functions which optimize and ensure safe operations of crude, product and gas pipeline networks. Off-line applications include engineering and design analysis, operational planning and control center operator training and certification.
•	POLARIS. POLARIS Liquids and POLARIS Gas provide a comprehensive commercial accounting platform solution, which integrates ticketing, production volume accounting, revenue accounting, billing and customer or shipper reporting. This solution allows our customers to increase their business efficiency, in part by allowing them to conduct business in a web-based secure real-time environment, thus minimizing manual entry and manual processes and the resulting inherent delays.
•	Real Time Gas (“RTG”). Our RTG monitoring suite complements our OASyS® SCADA system with tools to operate a gas transmission or distribution pipeline network safely and efficiently through real-time calculation and monitoring of line pack, storage and compressor performance.
•	Gas Day Operations (“GDO”). Our GDO application enables operations and planning personnel to generate, monitor, and revise current and predicted load for gas pipeline distribution in real time.
•	Gas Measurement and Accounting Applications (“GMAS”). The GMAS modules of our Gas Suite provide a comprehensive gas measurement, data collection, aggregation, validation and processing solution and can integrate seamlessly with enterprise based invoicing processes.
•	OASyS® Dynamic Network of Applications (“OASyS® DNA”). We believe our OASyS® DNA system is the industry leading supervisory control and real-time information system (“SCADA”) platform that is the underpinning of our solutions suites allowing the deployment of multiple applications that are linked through standard interfaces, such as those identified above. OASyS® on UNIX or Windows platforms offers a highly secure, enterprise friendly, mission critical infrastructure with certified ERP integration, historical information archive, retrieval, and analysis subsystems simplifying regulatory and Sarbanes-Oxley compliance and reporting requirements.
•	ProphetX. Our ProphetX application is a real-time market data display solution. This application addresses commodities traders who need specialized display and charting of commodities market data and related fundamentals data, including local cash prices and specialty weather content, to support hedging and risk management operations. This application is configured with Telvent DTN proprietary content and is sold into both the energy and agriculture markets.
•	FuelBuyer. FuelBuyer is a web-based subscription service that enables wholesale buyers of refined fuels to assess markets and supplier prices to determine the best source of product in local terminal markets based on a number of factors including price, product availability, and carrier rates.
•	Messaging platform. This application is a business document messaging platform for the downstream petroleum supply-chain, used extensively by suppliers to rapidly deliver prices to wholesale customers. We are extending the role of this application to support the full spectrum of business documents involved in downstream fuel transactions. Ultimately, it is designed to help streamline the order-to-cash cycle for all downstream participants.
•	TABS. It is a terminal data services solution that enables suppliers to control their business across all terminals where they conduct business, including third-party exchange terminals by interacting with remote terminal automation systems (“TAS”)

enabling suppliers to authorize customer credit, control product allocations, and collect bills of lading (“BoLs”) used to support the billing process. We believe that increased volatility in the market is driving the need for TABS’ real-time capabilities and business controls. Next generation Terminal Automation System solutions are being introduced leveraging the synergies between pipeline and retail distribution and therefore OASyS and G3 terminal automation.
     Growth strategy. We have the following four primary Oil & Gas growth objectives:
•	Maintain our current leadership position in North America and Latin America. We plan to maintain our current position by leveraging our large installed customer base to introduce new versions of enterprise infrastructure systems and solutions such as OASyS® DNA, GMAS, POLARIS and SimSuite Pipeline as platforms for new power optimization applications. We will introduce the next generation Terminal Automation System which further integrates the business value in pipeline and terminal operations. We have been successful in 2009 by progressively introducing our full range of solutions and services to several of our long-standing customers including Shell, Marathon and Sunoco.
•	Significantly increase our share of the Asia-Pacific region. The most attractive opportunities for us in this region are in China and Australia in both the transmission and distribution areas of the market. In China, approximately 5,600 miles of the transport pipeline network are planned to come on stream through 2010, and approximately 100 million more residential customers are projected to be served by the same year. To expand our presence in China, we plan to leverage our existing local resources and leverage our significant success with Petrochina in 2009. We continue to take advantage of our presence in Australia where we are capturing new opportunities in the oil and gas transmission and distribution operators in that country.
•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing and professional services. We intend to continue to enhance our solutions and services offerings in our Oil & Gas sub-segment by adding advanced applications and continuing to enhance the security features of our infrastructure framework that will enable the integration of real-time information with corporate IT systems. We expect to focus on developing and implementing value-added applications and services that enable real-time decision making, and integration of workflow and workforce management, geographical information and asset management, and customer information systems integration. We also intend to begin an aggressive campaign to offer some of these applications in a Software as a Service (SaaS) or Information as a Service (IaaS) platform. Our first opportunities are appearing in the market now and proposals are beginning to flow. To achieve this, we plan to rely on internal research and development, customer funded development programs, and the development of strategic partnerships, including our alliances with OSIsoft, Symantec, SAP, Idaho National Labs, Sandia National Labs and other industry technology leaders.
•	Leverage our highly penetrated market position in the refined fuels market. This trading subscription based business continues to grow, driven by market volatility which is generating a move towards a real-time, integrated supply-chain management in the downstream petroleum market. In addition, we believe the increased market volatility, new proprietary content, and ongoing focus on data feeds and application integration are driving interest in trading and risk management solutions.
Electricity
     In our Electricity sub-segment we have been driving our Smart Grid Solutions Suite (“SGS”), a highly integrated and loosely coupled family of IT solutions. SGS provides complete solutions in the areas of Smart Metering, Smart Network, and Smart Operations for utilities. We believe the worldwide focus on energy efficiency has driven governments to assign significant stimulus incentives to electric utilities. In addition, regulation in Europe requires certain countries to install smart meters by the year 2013. This is creating significant market opportunities for us. These Smart Grid solutions from Telvent can be installed independently, or as an integrated suite of applications designed to bring energy efficiency and improved reliability to the utility’s grid. Telvent’s strategy is to differentiate our solutions by focusing on the “brain” of the smart grid. We believe our SGS customers are able to enable a highly automated and interconnected intelligent electricity-delivery system, through which energy suppliers and consumers are interconnected through a network. This transitions the grid from a commodity broadcast delivery to a two-way information highway, leveraging information to reliably support the delivery of electricity at the lowest possible cost through use of actionable and real-time information.
     Our goal is to help utilities transform their current grid into one that distributes electricity more efficiently and securely, while meeting the demands of a changing society in a sustainable way. This technology is developed in our Seville, Spain; Ft. Collins, Colorado, U.S.; and Novi Sad, Serbia, competency centers, and in our Houston, Texas delivery unit from which we currently conduct business globally.
     We compete directly with Areva, GE Energy, ABB, Siemens and other small niche players.

     Strengths. Our offerings of IT solutions and services in our Electricity sub-segment reflect the following competitive strengths:
•	Customer platforms in Europe, Latin America and North America. We have strong relationships with many of the largest electric utilities of Europe and Latin America, and we have a significant installed customer base in North America.
•	Our strong portfolio of solutions provides a highly available and secure platform for developing business applications. Our Electricity unit’s offering of IT solutions and services is especially strong in the areas of field data capture, control systems and operational applications for transmission and distribution. We believe further potential for expanding our offering of solutions exists in the area of business applications, substation automation, and distribution automation RTU subsystems.
•	Experience in power engineering and grid operations for both transmission and distribution networks. We believe we have the critical expertise needed to turn the promise of the Smart Grid into reality for electric utilities. We have developed and deployed advanced information management systems for the energy industry for nearly 50 years. Today, more than 450 utilities worldwide rely on our technology and solutions.
•	Telvent Distribution Management System (DMS). We believe that our DMS is one of the most powerful, fully-developed distribution management solutions in the electric utility industry. Our DMS is a real-time solution that provides complete functionality for planning, operation and analysis of a distribution system. We believe that with our DMS, utilities are able to promote new rate options and plans that are best suited for each customer.
•	References in large advanced meter technology (AMI) and meter data management (MDM) projects. As a world leader in real-time automation control and information management solutions for the energy industry, we have successfully implemented some of the world’s largest multi-vendor AMI deployments.
     IT Solutions and Services. Our main IT solutions include the Smart Grid Solutions Suite. SGS is a complete portfolio of solutions that serve most of the requirements of an electric utility. Most of these solutions are completely developed in our services and solutions centers and are based in the following solutions:
     For Smart Operations:
•	OASyS ®: Core SCADA, information management and advanced application functions.
•	Responder: Integrated outage prediction and management.
•	Conductor MDM: recently introduced to provide complete validation, estimation and editing functionality in our AMI solutions.
•	DMS: Advanced distribution system management functionality providing distribution system demand response from which our customers can reduce capital cost, and “sweat” their assets to meet demand.
•	ArcFM: ArcGIS extension for electric network spatial information management.
•	Network Adapter: Integration tools for third party network analysis.
•	Conduit Manager: Major underground cable/conduit management.
•	Designer: Network planning and design and Work Management System integration framework.
     Our Smart Grid Solutions Suite consists of completely integrated solutions that allow customers to choose the most appropriate applications and modules to create the final configuration that meets their immediate needs and provide a platform on which to expand their system functionality in the future.
     For Smart Networks:
•	Data Acquisition Subsystems: We provide electric utility customers with master control station communication technologies, Remote Terminal Units (“RTU”) and Substation Automation Systems (“SAS”) to enable remote control of network facilities for every aspect of the Electricity business.
•	Distribution: Substation and feeder networks.
•	Transmission: Substations.
•	Generation: All types of power plants: including hydraulic, thermal and the new renewable technologies.
•	Traction Power: Offering the transportation customers with the appropriate applications to manage their energy network efficiently.
     For Smart Metering:
•	Titanium: providing comprehensive functionality for Automatic Meter Reading (“AMR”) requirements, Automated Meter Management (“AMM”) and Smart Metering Management (“SMM”) in electric utilities.

•	Conductor Meter Data Management: provided through integration with best in class third-party meters and meter data management systems.
•	Meter Operations Management: provided by Telvent personnel through data center hosting, staffing, and operations of the utility’s automated metering infrastructure (“AMI”).
     Growth strategy. Our primary Electricity growth objectives are to:
•	Continue growth in Europe and Latin America. We expect growth in Europe and continued growth in Latin America as a result of our customers’ continued investments in renovation and replacement of existing equipment, response to regulatory pressures and expected investments in new infrastructure development leveraging in many cases stimulus funding.
•	Increase our presence in North America. We expect that there will be an increase in the number of opportunities in North America due to the aging infrastructure, continuing load growth and energy efficiency pressures. This, coupled with the incentives provided through the United States Stimulus Plan, is giving us a very strong pipeline of opportunities, some of which materialized in 2009 as bookings in North America. We also have the opportunity to gain market share through our differentiated SGS strategy centered around the “brain” of the Smart Grid. Increasing interest in Smart Metering is being requested by many utilities beyond the pilot stages we initially saw. We anticipate increasing our presence by introducing our North American customers to new RTU and substation solutions tested in Spain and Latin America.
•	Strengthen our position in the Asia-Pacific region. We have secured new distribution projects in China. We plan to extend our coverage of distribution systems in China through our commercial network of agents including newly established ones specific to the Electric industry. We also plan to leverage our current presence in Perth, Australia, for the development of our business strategy in Australia.
•	Leverage our references in AMI projects. We have completed the rollout of one of the biggest AMI deployment projects in the world for Vattenfall, in Sweden, and we also have a new project in progress for Fortum in Finland. This provides us with a good position in the global metering market, which we anticipate will be one of the markets with a higher growth rate on a global basis.
•	Take part in the renewable energy generation challenge. Electric utilities are foreseeing big investments in generation from renewable sources, specially using wind and solar technology and playing to our advanced superior DMS solutions. We have experience and important references in supplying IT systems and services to these business areas, as well as the real-time network integration of these generation sources, and we are ready to continue delivering solutions for these facilities.
•	Further Development of our Distribution Management System (DMS): Our DMS is a powerful real-time solution that provides complete functionality for the planning, operation, analysis and optimization of electricity distribution networks. With this powerful system, we believe that utilities can set the stage for new initiatives in efficient energy use. We expect to leverage new investments in developing our DMS to capture new business opportunities.
•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing. We intend to complete our offerings in our Electricity sub-segment by adding applications that establish a link with corporate IT systems. We will focus on developing or implementing applications such as enterprise integration platform, workflow and workforce management, geographical information systems, asset management, customer information systems and smart metering. To achieve this, we will rely on internal research and development capability and the development of strategic partnerships, including our alliance with Environment Systems Research Institute, Inc. (“ESRI”). Additionally, we will consider acquisitions of specialized companies with complementary portfolios of IT solutions. We will also evaluate options to enter the segment-specific managed services business, focusing on low capital-intensive data management processes, such as automatic meter reading, DMS operation management work and outage management with ArcFM Solutions and Responder.
•	Finally, although slower to materialize than in the Oil & Gas sub-segment, we believe we will be in an excellent position to begin to capture Saas/IaaS solutions as they materialize from our datacenters in Madrid, Spain and Omaha, Nebraska.
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
     The negative effects of transportation include congestion, greenhouse gas pollution, and other consequences such as traffic accidents, noise, vibrations, inefficient land usage, and visual intrusion. While progress has been made over the last ten years in reduction of vehicle emissions and noise, use of alternative fuel sources (e.g., bioethanol, natural gas, and hydrogen) and traffic safety improvements, these have been offset by the increase in population and global traffic. Therefore, we believe that the negative effects are still increasing.
     For the future, there is consensus on what has to be done — reduction of road congestion (through infrastructure improvement, increased use of transit and cleaner/higher capacity options, pay-per-use of transportation facilities and management of demand and mobility requirements); reduction of energy consumption and dependency on oil; reduction of pollution and CO2 emissions; reduction of noise in cities and airports; improvement of road safety; and a reduction in speeding and application of new technologies and intelligent systems.
     We are providing IT solutions and services to help and enable our customers (public agencies, municipalities and public-private- partnerships) to move in this direction. We help our customers:
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
     Our Transportation segment is organized in five main geographical areas: Europe (including Spain), North America, Latin America, the Middle East and Africa and the Asia-Pacific sub-regions. Our Transportation segment includes two competency centers in Spain (Seville, for ITS and Enforcement applications, and Bilbao, for Ticketing and Parking) and two in the U.S. (Rockville, Maryland, for ITS and ATIS applications, and Austin, Texas, for free-flow tolling). Finally, a development center in Beijing, China has been created to adapt our Transportation solutions to the Chinese market. Our main competitors in this segment include Transcore Inc., Quixote group, Affiliated Computer Services Inc., Indra, Siemens, Peek, Sagem, Kapsch, Logica CMG, ERG, Thales, Cubic Corporation and GFI Genfare.
     During the past years we have been increasing our presence in the strategic U.S. market and reinforced our technological solution for canalized and free-flow toll management systems. We also reinforced our business in violation capture and management, through a complete road security solution that makes available new violation detection equipment (cinemometers and red-photo) based on new technology. This solution also includes the design and development of centralized services for receiving, validating, and processing violations.
Strengths. Our IT solutions and services in our Transportation segment reflect the following strengths:
•	Strong presence in Spain and the U.S. Our transportation business is established in Spain and the United States, both for traffic and transit solutions, where a significant portion of the business comes from operation and maintenance contracts. Technological aspects and specific solutions also are well defined in both areas and may be extended to other geographies depending on the site requirements.
•	Strong portfolio of integrated IT solutions. We provide an integrated, complete solution to our traffic customers, with applications ranging from controllers to capture field data, to MIST (intelligent system for urban traffic control) to provide an advanced operational control application, to geographical information systems, to enforcement processing systems at the advanced applications level. We also provide open road tolling systems and road weather information systems. Our automatic fare collection portfolio is also complete and effective, including an integrated multimodal solution for trains, subways and buses. Our maritime vessel control systems are also recognized in the market.
•	Ability to transfer expertise to new regions. We believe we are leaders in this segment in Spain, the United States, Brazil, Argentina and China. We also have a significant presence in the rest of Latin America and the ability to transfer business to new geographies, demonstrated by the projects executed in places such as Mexico, Panama, Thailand, Lebanon, and Vietnam.
IT solutions. Our main solutions include:
     Traffic Management Systems: Our traffic management systems include:
•	MIST: Traffic management and control system
•	ITACA: Customizable, centralized urban traffic control system
•	RMY/CMY: controller to capture and process traffic data;
•	OASyS: tunnel management and control SCADA system;
•	Visitraf: LPR-based travel-time measurement system and routing decision support;
•	SmartNET: software application that provides regional sharing of information about road construction, conditions and traffic accidents/incidents among public transportation, law enforcement and emergency response agencies; and
•	MoviSmart: GIS-based data/control integration and mobility management system.
     Highway fare collection and back office. Our proprietary toll system solutions include dynamic lanes toll systems, free flow systems, Road Side Equipment (RSE) and On Board Units (OBU) for highway tolling and urban charging systems:
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
     Enforcement systems and violation processing back-office. Our proprietary enforcement IT solutions, including speed and red-light detection and fines processing, include:
•	En4s solution family including En4Sys, En4Red, En4Spot, En4Speed, En4Speed, En4Hand and En4Access: Enforcement Management Systems, including field equipment and back office and Data processing center both red-light enforcement and speed enforcement; and
     Railway Information and Control Management Solutions include:
•	TR3000-CTC: railway regulation and traffic management;

•	TR300- STA: facilities management and traveler information; and
•	SIVA: Real-Time Traveler Information System, via information panels, web terminals and loudspeaker system.
     Automatic Fare Collection Systems include:
•	MobiFast: railway and subway fare collection solution;
•	ValTick: fare collection management and control systems for buses and tramways;
•	Web.Park: parking lot management systems; and
•	Maexbic 3000: on-board fare collection equipment.
     Maritime Training, Monitoring and Control includes:
•	NEPSYS-VTS: vessel traffic control system, including automated identification system (AIS);
•	Port infrastructure management and control system
•	Civilian Ship simulators: includes training simulators for ship operation (e.g., navigation, management, communications, engines room, etc.);
•	Naval simulators (navigation and fishing, maneuvers, communications, and others); and
•	Military simulators (navigation and maneuvers, air-sea operations).
Growth strategy. We have five main growth objectives in our Transportation segment, as described below:
•	Reinforce our position and growth in Spain. We expect opportunities in the Spanish market boosted by the creation of a special stimulus fund that the Spanish Government awarded to all the municipal governments of the country. The aim of this fund is to encourage the municipalities to proceed with infrastructure investments and many other sustainability related projects in order to counter the economic slowdown. We also expect that 2010 will be driven by the renewal of many maintenance contracts in the largest Spanish cities, such as Madrid, Barcelona, Valladolid, Santiago, León and Vitoria, as well as new concessions from the Spanish railway infrastructure regulatory authority, construction of new light railway lines in cities and the extension of subway networks in Barcelona, Bilbao, Madrid and Valencia.
•	Execute growth strategy in North America. Telvent Farradyne and Telvent Caseta have established positions in the Traffic business in the United States, promoting Telvent as a key player. The North American market represents a key opportunity for the growth of our Transportation business, as we can offer a wide range of IT solutions and services, increasing market share and promoting our participation in free-flow tolling, automatic fare collection and parking projects.
•	Continue growth and capture opportunities in Latin America. We believe continued growth will require us to leverage our current position to develop the urban and interurban traffic management business in Mexico, Brazil and Chile. We believe that automatic fare collection and railway opportunities are also significant in Venezuela, Mexico and Brazil, continuing current projects.
•	Extend presence in the Asia-Pacific region; reinforce Chinese business. In order to execute our growth strategy in China, we will rely on our Beijing office. We plan to leverage the existing relationship of Telvent-BBS with the Chinese government and will continue to pursue projects funded by international agencies such as the World Bank. In China, the competition with local competitors has to be managed by providing our local organization with the needed skills to locally adapt and implement localized solutions.
•	Extend presence in the Middle East. We have established a subsidiary in Saudi Arabia to leverage the contracted projects and become the base company for future contracts throughout the Middle East. We believe that our Saudi Arabia base will serve as a platform for bidding on many projects in the Gulf countries and other countries of the Middle East in 2010.

Environment Segment
     Our Environment segment includes all our activities in the supply of IT solutions and operation and maintenance (O&M) services related to meteorology, business weather information services, hydrology, water and wastewater management and air quality monitoring.
     Our Environment business was developed around our proprietary technical solutions in meteorology and the extension of our existing IT solutions to the water and wastewater market. We have a long-standing relationship with customers all around the world relying on our technology and capabilities during more than 20 years. In this segment, our competitors include Vaisala, Weather Services International, ABB, Siemens, and Emerson, among others.
Strengths. Our Environment segment reflects the following strengths:
•	Leadership in the Spanish, Australian, Swiss and Dutch meteorological markets: We believe that, year-over-year we maintain our market leadership in Spain, Australia, Switzerland and the Netherlands, as we provide solutions to most of the major airports, surface observation networks and increase our customer base in these countries.
•	Leadership in United States: We believe we have a very strong position in key business weather segments in the United States. We believe we are one of the largest for-profit business weather services providers and leverage our investment in advanced weather technologies for agricultural, transportation and energy markets to serve the needs of other weather-sensitive markets.
•	Comprehensive portfolio of solutions and services: We offer comprehensive solution services for water utilities and municipalities, hydrological and meteorological institutes and authorities, public and private airports and government agencies. In addition, we provide weather intelligence, aligned with mission-critical processes for specific industries that are highly sensitive to weather conditions. This weather intelligence is based on an automated forecasting platform.
•	Well diversified geographical positioning: Our Environment segment operations have been designed to address our customers’ issues around the globe, including North America, Latin America, Europe, Africa and the Middle-East, the Asia Pacific region and Australia.
•	Brand recognition and solid customer base built during more than 20 years. Many recurrent customers have relied on us in different countries for many years including: Spanish Meteorological Institute, KNMI, several Airport Authorities and air force bases around the world (Sweden, the Netherlands, Kuwait, and Venezuela), Australian Bureau of Meteorology, Belgocontrol, Eurocontrol, Swedish Air Forces, MeteoSwiss, Indian Meteorological Department, SMHI (Sweden), South Florida Water, East Bay Municipality, Eastern Municipality Water, Las Vegas Water, Emasesa, Aljarafesa, and several river basin authorities in Spain. In addition, we have many key customers (around 14,000 subscribers) in the agribusiness market, the energy market (large number of the U.S. energy utilities), the transportation market (many Department of Transportation (DoTs) in the United States, private airlines and helicopter companies) and the sports, construction and recreational markets.
•	Strategic strengths: We believe that we have strong partnership relations with leading lightning, weather radar and model providers. We own patents pertaining to weather alerting for precise geographic locations that differentiate us from our competitors.
•	Proven record of weather information breakthroughs. We have established a proven record of weather information breakthroughs, including innovations such as true location-specific weather imagery displays, GIS-enabled weather operations support systems, future radar, and alerting technology around major weather events.
IT Solutions and Services. General concern regarding security and sustainability is well-reflected in our strategy and technological portfolio. Our solutions and services help our customers to:
•	Increase security under adverse weather conditions in highway, rail and air transportation through RoadDSS, AWOS-LLWAS (Metconsole®, Revolver®, Cirrus 100®, Telmet 320, Saimet+), DATIS-VOLMET, SADIS;
•	Optimize energy consumption in water utilities, applying technology, simulation and control, while reducing CO2 emissions and avoiding leakages: “Water Management Suite” devoted to water demand management, energy optimization and leak detection;

•	Provide early warning, prevention and mitigation of the effects of adverse meteorological phenomena that cause natural disasters (THMDT);
•	Continuously monitor air quality in cities and industrial areas in order to prevent the possible negative impact on health (AQMN and CEM);
•	Increase security of infrastructures against terrorist attacks and intrusion: Specific suite of solutions based on our proprietary SCADA solution (Oasys®) for water authorities, municipalities and airports; and
•	WeatherSentry On-line: Make better business decision by meeting the support needs of weather-sensitive businesses. Through our WeatherSentry On-line family of subscription services, we provide proprietary forecast, mapping, and alerting technologies to the prime industries we supply.
     Our Environment segment offers our clients real-time information technology solutions and services applied to two main business areas: environmental observation and water utilities.
•	Environmental Observation
     Within our environmental observation business, we supply IT solutions and services for climate observation, weather prediction, monitoring and prevention of adverse meteorological and hydrological phenomena, in addition to monitoring atmospheric contamination.
     With 14,000 subscribers in the United States, we are widely regarded as a leading source of real-time weather information services across energy, aviation, transportation, recreation, construction and public safety markets. We play a vital role in delivering proprietary weather services, enabling a wide range of organizations to manage weather-related risks.
     Our environmental observation business encompasses IT solutions that serve our clients in hydrometeorology, applied meteorology, aviation weather and environmental protection. This business unit has been developed around our proprietary technical expertise in meteorology and hydrology markets, from data acquisition to advanced operational and business applications. In Spain, we have achieved a leadership position through a long-standing relationship with the Ministry of the Environment, the National Meteorology Institute, the Airport Authority and some River Basin authorities in Spain and we have more recently expanded this business area to North America, the Asia-Pacific region, India, Germany and United Kingdom, among other countries.
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
     Our water utilities business encompasses IT solutions that serve our customers in the areas of water distribution and treatment networks, irrigation, water treatment plants and desalination plants. We provide a suite of solutions and services for water utilities to efficiently manage a scarce resource via optimization of the utility processes through the provision of advanced technology. Our main activities with regard to this business unit are located in Spain, North America and the Middle East, but we are expanding to the rest of the geographies, such as to the rest of Europe, North Africa and the Asia-Pacific region.
Growth strategy. Our strategy for growth in both business units is based on the following four objectives:
•	Maintaining our leadership in Spain, as well as reinforcing our presence in the rest of Europe, North America, the Middle East, Northern Africa and Asia Pacific.
•	Continuous review of our value proposition in key business segments through R&D and technological innovation.
•	Established strategic alliances in the market.
•	Leverage our highly penetrated market positions in some of the markets we serve.

Agriculture Segment
     As a result of our acquisition of Telvent DTN in the fourth quarter of 2008, we have a new segment, Agriculture. Telvent DTN has been an innovator in the creation and delivery of agricultural information services since 1984. We believe that we are one of the most familiar and trusted sources of agricultural information in North America.
     We serve over 580,000 subscribers across core corn, soybean and livestock markets, representing most of the largest businesses in agricultural production. Our services include critical business information and trading services supporting the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.
Strengths.
•	Leadership position in North America. We believe that we have become one of the most familiar and trusted sources of agricultural information in North America. We are especially strong in the Midwest corn, soybean, and livestock markets, with penetration rates exceeding 60% in many areas.
•	Exceptional brand recognition and solid customer base built during more than 20 years with a large share of producers and Agribusinesses. Many recurrent and new customers rely on our services and solutions. Nearly 90% of our subscribers use our systems at least five days a week, several times a day, and rate us the best source for market information, weather and news.
•	Leadership position in commodities markets. With over 4,500 customer seats, we believe that we are a leading participant in the market for hedging and risk management of agriculture commodities. Industry leaders such as Cargill, ADM, CHS, Bunge, Louis Dreyfus, ConAgra, FCStone, Advance Trading, Tyson, General Mills and Pepsi all rely on our services to provide the core decision tools for this critical function.
•	Limited competition. We believe we do not have a direct competitor that addresses the full scope and scale of solutions across the agriculture supply chain. However, we do have competition in specific segments of the agriculture business.
•	Market conditions driving increased opportunities. Increasing volatility in commodity markets enhances our customers’ need for our proprietary content to help them make critical business decisions.
•	Extensive proprietary content. Much of our content is exclusive to our company and is generated by our own in-house, award-winning editorial staff.
•	Very strong sales and marketing channel. We have proven, successful marketing methods for reaching both new prospects and our existing customers with new offers supported by both in-house and external sales teams.
IT solutions and Information Services.
     We serve premium, media, and Internet subscribers through a range of related information services. We serve top producers and agribusinesses with premium subscription services, delivered via satellite and internet, through annual subscription contracts. We also serve our media subscribers via a major monthly farm print publication, The Progressive Farmer. The Progressive Farmer’s revenues are derived primarily from advertising and circulation. Finally, we serve Internet subscribers via our Telvent DTN ProgressiveFarmer.com website with revenues derived from advertising.
     We provide premium subscription business information services, including commodity market prices, specialized agriculture weather services, and farm industry news to over 40,000 mid-to large-size North American farm producers. National agribusinesses, such as John Deere, Pioneer and Syngenta, as well as large regional agribusinesses, such as Ohio Seed and Agrilliance, utilize our system for services and solutions advertising and promotion.
     We believe that our The Progressive Farmer publication is the largest farm publication in the industry with over 580,000 subscribers. The publication provides complete coverage of issues relevant to farm producers who are effectively CEOs of increasingly complex businesses. The publication provides award-winning coverage of markets, crop production, business management, and other topics aimed at making The Progressive Farmer the “must have” resource for top producers. Additionally, the publication also serves advertisers who are willing to pay a premium to access The Progressive Farmer’s base of top agriculture producers.

     In addition, we provide real-time market information to support pricing decisions and management of price volatility via hedging for thousands of local agribusinesses, including cooperatives, elevators, ethanol plants, distributors, commodity brokers and grain merchants. With over 11,000 agribusiness subscribers, we are an accepted standard for real-time agricultural information across North American agriculture.
     We also provide hosted supply chain services for over 1,500 agribusinesses. These services enable agribusinesses to build and maintain relationships with their producer customers through branded websites, our proprietary content, e-commerce, and marketing tools. We have introduced an online grain trading application that enables agribusinesses to more efficiently buy grain from producers. These services are delivered on a premium subscription basis, but also include a transactional revenue component intended to support revenue streams that scale with the amount of grain purchased.
     We also provide real-time market data solutions to some of the largest agriculture trading floors in the world. The highly volatile and increasingly global commodities markets have made trading in both exchange traded futures and over-the-counter markets a necessity for managing risk and increasing profitability.
Key information services solutions in our Agriculture segment include:
•	Producer series – A family of subscription services aimed at the needs of farm producers. These services provide market information, news, and business grade weather to meet the demands of grains and livestock producers. These services are delivered both online and via satellite.
•	ProphetX – A real-time market data display solution. This solution addresses the needs of commodities traders who need specialized display and charting of commodities market data and related fundamentals data, including local cash prices and specialty weather content, to support hedging and risk management operations. This solution is configured with Telvent proprietary content.
Key supply chain applications include:
•	AgHost – A hosted customer service solution for agribusinesses. This solution enables agribusiness customers to create branded websites to serve their producer customers. It includes our proprietary content, as well as marketing and e-commerce tools to help attract customers and maintain preferred relationships.
•	Grains Portal – An extension to Telvent AgHost that enables agribusiness to efficiently buy and sell grains online. This is part of an initiative that is expected to enable us to move beyond subscription revenues to capture additional transactional revenue streams.
Growth Strategy
Our growth strategy for our Agriculture segment has several objectives:
•	Maintaining our continuing growth in our subscription services business through solid execution and ongoing focus on important improvements supported by demand for our solutions and services generated by market volatility.
•	Strengthening our The Progressive Farmer farm publication. We have worked to reposition the publication as a must have resource for farm producers as CEOs. Higher value content and a move back to core farm production and management content should result in increased interest from advertisers and readers alike.
•	Continuing focus on deepening and further differentiating our solutions to broaden our role in the agriculture supply-chain.
•	Establishing leadership position in emerging cap and trade market in Agriculture including editorial coverage, education and thought leadership, enrollment and management solutions.
•	Extending strong growth trends in electronic grain trading by growing transaction volume to over 100 million bushels of grain per year.
•	Evaluating and execute on opportunities to extend our agriculture business globally.

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
     These services help our customers reduce their core business time-to-market, complementing the security and viability of their current and future business needs, and allowing for the adaptability of their technology requirements, thus permitting their own business focus. The competency center for this segment is based in our Madrid, Spain office and currently conducts all business for this segment globally.
     In 2009, we completed the acquisition of the remaining 42% interest in Matchmind and restructured all our business in consulting, IT infrastructure management, systems integration and applications, communications and outsourcing into a new business unit called Global Services, that also includes all capabilities of our former public administration and the healthcare units from our former Public Administration segment.
     Global Services adds value to a variety of customers in different industries: energy, transportation, agriculture, environment, finance and insurance, telecommunications, media and technology, retail and consumers, public administration and healthcare, among others. Our main competitors in this business segment are Everis, Atos Origin and Indra, among others.
     Strengths
•	Experience: We have over 20 years of experience in these technological business areas.
•	Well-established customer relationships: Through our business and technology processes, we help our customers reduce their own time-to-market core businesses, adding value in their daily businesses and contributing with solutions and technology to the development of a more sustainable and secure world.
•	Data Centers: We have five international data centers located in the Iberian Peninsula: two in Madrid, and one in each of Barcelona, Seville and Lisbon. In addition, we have two new data centers in the United States. The total capacity of all data centers exceeds 60,000 square meters of technical space.
•	Communications: We host our data centers information for almost all of the existing telecommunication carriers in the Iberian Peninsula, giving us full access to almost any communication networks.
•	Managed Services: We cover the complete IT service life-cycle from consultancy to integration to operation maintenance.
•	Software Factories: We have seven software factories in Spain, one in Montevideo, Uruguay and another one in Sao Paulo, Brazil. We provide nearshore and offshore capabilities for many European and Latin-American corporations.
•	Competency Centers: Our Global Services segment presents a competency center model with five different technological areas of expertise. The idea is to centralize knowledge evolution and retention; business and applications, technology and systems, security and contingency, communications and networks, and infrastructures and resources.
•	Leadership in Data Centers: Telvent is a market leader in data center services in Spain with more than 50% of all of its space dedicated to neutral data centers.
•	Market leadership in the Spanish Public Administrations: We offer integrated IT services and solutions in e-Government, including a complete suite, TiWorks, developed based on years of experience (including a portfolio of high-value-added solutions), new technological foundations and an innovative model.
•	Healthcare: More than 15 years of experience and a complete suite of IT solutions (TiCares) developed and installed in over 150 public and private healthcare institutions both in Spain and Latin America (Dominican Republic and Chile).
•	Retail: Telvent is a market leader in the retail industry in Spain with continuous presence in most of the relevant players in Spain, working both on local and international scope.

•	Finance: Telvent has a strong presence in the financial services industry working for the market leaders in Spain, helping them nationally and internationally in several countries including the United Kingdom, Brazil, Portugal and Germany.
IT Solutions and Services
     We help our customers with IT services and solutions grouped by specialized families: consulting, integration and development, outsourcing and IT infrastructure management.
Services
     Consulting
•	Business Consultancy: Solutions for the design, management, transformation and evolution of our customers’ business processes, including HR, Supply Chain, Sales and Marketing and Organization among others; and
•	Technology Consultancy: Solutions for the design, sizing, transformation, and evolution of our customers’ technologies.
     Integration and development
•	Applications Development: Solutions for the future business evolution needs;
•	Applications Integration: Solutions for the starting-up and improvement of new services and processes;
•	Systems and Technologies Integration: Solutions for the upgrading of business technologies and architectures; and
•	Networks and Communications Integration: Solutions that cover the needs of business communications and networks.
     Outsourcing and IT infrastructure management
•	Business Process Outsourcing: Solutions that help optimize business operating costs;
•	Applications Outsourcing: Solutions that allow for a zero failure daily business operation;
•	Software Factories: Solutions for cost-cutting and evolution of the development and integration of new software;
•	Systems Outsourcing: Solutions that facilitate the daily technological business operation;
•	Security and Contingency Outsourcing: Solutions that provide real-time security surveillance and prevention to avoid business interruptions;
•	Communications and Networks Outsourcing: Solutions for the centralized management of current and future corporate networks;
•	Data Center Services: Solutions for the neutral and redundant collocation of technological platforms;
•	Asset Management: Solutions for the dynamic management of any corporate technological asset; and
•	Resource Management: Solutions for the flexible and centralized management of technical and professional resources.
IT Solutions
     TiCares
     TiCares is a global solution for the full healthcare process cycle structured into three levels: TiCares-PAS, TiCares-CIS, and TiCares-DIS.

•	TiCares-PAS: This solution is a patient administration system for basic management of patient services provided by healthcare professionals. It enables control of all administrative activities and functional processes and provides knowledge management through the incorporation of diverse solutions.
•	TiCares-CIS: This solution is our clinical information system for the management of clinical procedures provided to patients. It encompasses the full medical practice and is based on diagnosis and patient care.
•	TiCares-DIS: This solution represents the third grouping of TiCares information systems. It was designed especially for departmental information systems, with special emphasis on central departments and providers of healthcare results. It includes solutions such as radiology imaging and electronic prescription.
     TiWorks
     TiWorks is a complete solution suite covering the full administrative process management cycle, although, each component is capable of functioning independently, the full power of the solution is leveraged by integrating multiple components within the suite.
•	Document Manager: This IT solution is a basic tool for simple, efficient management of organizational paperwork.
•	Knowledge Manager: This IT solution allows organizations and public institutions to innovate, foster and share knowledge among all of their stakeholders.
•	E-Signature and Certificate Authentication Platform: This IT solution provides advanced authentication and e-signature functions. Moreover, we believe that it is currently the only platform able to authenticate the electronic version of the Spanish identification document.
•	Process Engine and Systems and Messaging Integrator: This solution enables the development of a wide range of global solutions customized to individual clients needs.
Growth Strategy
     Our growth strategy for our Global Services segment has several objectives:
•	Identifying new areas of potential growth. We intend to identify new growth areas such as data center international network, green data centers to provide our customers with a minimum CO2 emission certificate, increasing our software factory network both nationally and internationally and the “value-shore” concept, that implies to be a near shore partner for European conglomerates as well as a potential off-shore provider for North American customers;
•	Identifying new geographical areas. We will seek to expand our Global Services business to other geographies, especially those where Telvent already has presence;
•	Identifying new services. We will seek to identify new services such as the business consulting and applications functional development and those services related to the implementation of new data centers;
•	Developing new solutions based on new technologies or business models. We will pursue the development of new solutions such as Cloud Computing, SaaS, SOA, virtualization, etc., that enable us to increase our sales capability and reduce the operating cost of our customers;
•	Increasing synergies and partnership. We believe that with the integration of Matchmind, other Telvent verticals and partners, we will be able to provide more high value-added services to our customers;
•	Public sector. In Spain, the public sector is expected to act as an economic stimulus to reactivate the economy. We plan to consolidate and maintain a leadership position in Spain, where we believe we can leverage our current installed customer base by introducing new solutions.
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
     Product and Competency Centers. Our product Centers provide infrastructure technologies that underpin our portfolio of solutions. These technologies are used by our Competency Centers to develop high value-added, advanced applications, specific to each of our segments. Our research and development activity, which is geographically distributed, is based in Calgary, Canada with respect to SCADA and Oil & Gas applications; Rockville, Maryland, U.S. with respect to traffic applications; Novi Sad, Serbia with respect to electricity applications; Madrid, Spain with respect to Traffic applications; Seville, Spain with respect to Environment, RTU and Electricity applications; Bilbao, Spain with respect to Transport systems applications; Fort Collins, Colorado, U.S. with respect to GIS based applications; Perth, Australia with respect to LLWAS and AWOS applications; Austin, Texas, U.S. with respect to Electronic Toll Collection applications; Omaha, Nebraska, U.S. with respect to Agriculture and Minneapolis, Minnesota, U.S. with respect to Weather.
     Successful Track Record. Our research and development function has successfully developed systems and solutions including OASyS® DNA, our multi industry data acquisition and IT infrastructure solution, RTUs for electric distribution and, most recently, the MobiFast advanced payment system for our Transportation segment.
Sales and Marketing
     Our sales and marketing work force is located globally and is responsible for services and solutions management, account management, sales administration and corporate marketing communication. By working closely with our account management team, our services and solutions management team analyzes and identifies services, solutions and technology trends in our target markets and works closely with our research and development group to develop new services and solutions, enhancements and services and solutions capabilities as demanded by our customers.
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
Our Largest Individual Shareholder
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
     We and Abengoa’s subsidiary, Telvent Investments, S.L. (“Telvent Investments”) comprise Abengoa’s information technology business unit. Abengoa indirectly owns approximately 40% of our ordinary shares. We do not have an ownership interest in Telvent Investments. Since our inception, our results of operations have been fully consolidated by Abengoa. Abengoa is a public company headquartered in Seville, Spain, and its shares are listed on the Madrid Stock Exchange.
     We generally operate our business independently from Abengoa’s other businesses. For instance, we maintain our own sales force and lease our own premises and offices in all of our core geographic areas.
Our Subsidiaries
     The following chart shows the name and country of organization of, and our percentage ownership in, each of our significant subsidiaries pursuant to Rule 1-02(w) of Regulation S-X, as of December 31, 2009.

	Country of	Percentage
Name of Subsidiary	Organization	Ownership
Telvent Tráfico y Transporte, S.A.	Spain	100%
Telvent Housing, S.A.	Spain	100%
Telvent DTN, Inc.	U.S.	100%
D. PROPERTY, PLANT AND EQUIPMENT
     Facilities
     Our principal executive offices are located in Madrid, Spain under a lease that expires in 2020. We categorize our other facilities as delivery units, competency centers, product centers and data centers.
Delivery Units. Our delivery units are customer centric and geographically oriented offices responsible for the sales, service and project execution of the work under our customer contracts and are located in Houston, Texas, U.S; Fort Collins, Colorado, U.S.; Omaha, Nebraska, U.S.; Minneapolis, Minnesota, U.S.; Calgary, Alberta, Canada; Madrid, Spain; Barcelona, Spain; Seville, Spain; Mexico City, Mexico; Beijing, China; Rio de Janeiro, Brazil; Perth, Australia; Culemborg, the Netherlands; Rockville, Maryland, U.S.; Austin, Texas, U.S. and Baltimore, Maryland, U.S.
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
Product Centers. Our product centers are technology focused and develop, support and distribute specific infrastructure and other services and solutions. These products are used in our Competency Center solutions and/or our specific project implementations of the Delivery Units in meeting customer requirements of our projects. They are located in Calgary, Canada (IT Infrastructure-OASyS®); Baltimore, Maryland, U.S. (SimSuite Pipeline); Fort Collins, Colorado, U.S. (ArcFM Solutions Suite); Seville, Spain (Data Acquisition Subsystems-RTUs); Bilbao, Spain (Toll & Fare Collection Systems-Mobismart, Valtick, SATToll, WEBPark); and Perth, Australia (AWOS and LLWAS).
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
     With the exception of a 1,303 square meter facility and a 1,267 square meter facility in Beijing, China that we have purchased, and with the exception of a 4,658 square meter facility in Minneapolis, Minnesota, U.S., which is the property of Telvent DTN, all of our facilities are leased. As of December 31, 2009, we had leased facilities in more than 40 locations in Europe, North America, Latin America, the Asia-Pacific region, the Middle-East and Africa. As detailed in the table below, our material leases of facilities cover approximately 109,095 square meters (1,174,320 square feet) of office space.

Table of Facilities

	Square Meters	Square Feet
Location	(approx.)	(approx.)
Europe	84,168	905,980
North America (U.S. and Canada)	47,081	506,776
Latin America (including Mexico)	7,441	77,023
Asia-Pacific	4,772	51,367
Middle-East and Africa	640	6,889
Totals	144,102	1,548,035
Table of Material Leased Facilities

	Square	Square		Lease
	Meters	Feet.		Termination
Location	(approx.)	(approx.)	Type(1)	Date
Perth, Australia	1,590	17,115	DU, PC	Jul. 2013
Río de Janeiro, Brazil	750	8,073	DU	Sep. 2010
Calgary (Alberta), Canada	12,337	132,800	DU, CC, PC	Jul. 2013
Culemborg, Holland	633	6,813	DU	Dec. 2010
México DF, Mexico	973	10,477	DU	Jan. 2011
Lisbon, Portugal	5,355	57,641	DU, DC	Dec. 2010
Barcelona, Spain	2,511	27,028	DC	Jan. 2010
Madrid, Spain	44,819	482,438	DU, CC, DC	May 2024
Seville, Spain	877	9,435	DC	Dec. 2010
Seville, Spain	7,820	84,178	DU, CC, PC	Aug. 2013
Seville, Spain	6,127	65,947	DU, CC, PC	Dec. 2010
Austin (Texas), USA	479	5,161	DU, CC	Jan. 2011
Columbia (Baltimore), USA	1,206	12,985	DU, PC	Jan. 2011
Houston (Texas), USA	4,476	48,177	DU	Nov. 2012
Omaha (Nebraska), USA	2,642	28,436	DU, CC, DC	Dec 2013
Omaha (Nebraska), USA	9,864	106,179	DU, CC, DC	May. 2017
Rockville (MD), USA	3,368	36,255	DU, PC	Jan. 2021
Fort Collins (Colorado), USA	3,268	35,182	DU, PC	July. 2013
Total	109,095	1,174,320

Notes:
(1)	DU means Delivery Units; CC means Competency Centers; PC means Product Centers; DC means Data Centers;
Material Tangible Fixed Assets
     Our material tangible fixed assets consist primarily of the property and plants in our Spanish Data Centers in Madrid, Barcelona, Seville, a Data Center in Lisbon, Portugal and two additional Data Centers in the U.S. (one in Omaha, Nebraska and a second facility in Minneapolis, Minnesota). These last two assets were acquired through the acquisition of Telvent DTN.
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

Overview
     We are an IT solutions and information services provider for a sustainable and secure world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems, such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     Since our acquisition of Telvent DTN in October 2008, we are also able to deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly, we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa.
     Our business is organized in three primary ways: across segments, across geographic areas, and across information technology solutions.
     Our goal is to ensure continued growth, maximize profitability, and provide added value to our investors and customers. In order to achieve this, we focus on several critical areas that we believe are the core of our business activities:
1.	Margin performance, which we believe is a strong indicator of the efficiency and profitability of our main operations;

2.	Bookings and backlog, which we believe is a strong indicator of the growth of our business and provides useful segment trend information and revenue visibility; and

3.	Acquisitions integration, as the realization of synergies in all business areas from the integration of the businesses that we have acquired ensures improved efficiency and cost savings.
     On an on-going basis, we evaluate the risks and challenges facing our individual business segments to determine any necessary course of action. During the year 2009, our Transportation segment has suffered from the general worldwide economic slowdown and crisis that disrupted the global markets during the third quarter of 2008. Specifically, government agency and municipality budgets continued to experience severe pressure, while private sector investments continued to slow down. This has translated into significant delays in the project bidding and award processes in many regions, which has in turn, impacted our bookings and our generation of new revenues. Additionally, while specific stimulus grant programs in the U.S. were designed for intelligent transportation systems projects during 2009, no announcement of awards were made in 2009, causing most our customers to put investment decisions on hold until stimulus funds were announced. On the other hand, our Energy segment is experiencing a strong momentum due to the focus worldwide on energy efficiency, as described in more detail in our Energy segment discussion.
     In order to deal with these challenges, we are continuously developing new ideas, evaluating alternative courses of action, and investing in research and development and in the future of our people.
     Our Energy and Transportation segments accounted for 30.3% and 30.9% of our revenues during the fiscal year ended December 31, 2009, 27.4% and 40.7% of our revenues during the fiscal year ended December 31, 2008 and 36.5% and 39.5% during the fiscal year ended December 31, 2007. Our three largest geographic regions are Europe, North America and Latin America, which accounted for 47.7%, 31.4% and 12.6%, respectively, of our 2009 revenues; 51.0%, 18.4% and 17.9%, respectively, of our 2008 revenues; and 61.9%, 17.7% and 12.1%, respectively, of our 2007 revenues.

     The following table sets forth certain of our statements of operations data for the years ended December 31, 2009, 2008 and 2007.

	Year		Year		Year
	Ended	Percentage	ended	Percentage	ended	Percentage	Percentage	Percentage
	December	of 2009	December	of 2008	December	of 2007	Change	Change
	31, 2009	Revenues	31, 2008	Revenues	31, 2007	Revenues	2008-2009	2007-2008
			(Euros in thousands, except percentages and per share data)
Revenues	€791,053	100%	€724,613	100%	€624,317	100%	9.2%	16.1%
Cost of revenues	526,889	66.6	538,641	74.3	485,612	77.8	(2.2)%	11.0%

Gross profit	264,164	33.4	185,972	25.7	138,705	22.2	42.0%	34.1%
General and administrative	117,583	14.9	67,430	9.3	53,900	8.6
Sales and marketing	25,261	3.2	21,677	3.0	13,668	2.2
Research and development	14,079	1.8	19,067	2.6	19,106	3.1
Depreciation and amortization	29,981	3.8	14,561	2.0	10,623	1.7

Total operating expenses	€186,904	23.6	€122,735	16.9	€97,297	15.6
Income from operations	€77,260	9.8	€63,237	8.7	€41,408	6.6	22.2%	52.7%
Interest expense	(31,327)	(4.0)	(18,160)	(2.5)	(12,386)	(2.0)
Interest income	307		28		88
Other financial income (expense), net	(6,877)	(0.9)	(5,212)	(0.7)	2,416	0.4
Income from companies carried under the equity method	(71)		270		324	0.1
Other income (expense), net	(1,128)	(0.1)	(1,919)	(0.3)	(2,025)	(0.3)

Total other income (expense)	(39,096)	(4.9)	(24,993)	(3.4)	(11,583)	(1.9)

Income before income taxes	€38,164	4.8	€38,244	5.3	€29,825	4.8
Income tax expense (benefit)	(1,087)	(0.1)	6,890	(1.0)	4,680	(0.7)

Net income	39,251	5.0	31,354	4.3	25,145	4.0
Loss/(profit) attributable to non-controlling interests	(175)		(1,144)		(268)

Net income attributable to the parent company	€39,076	4.9	€30,210	4.2	€24,877	4.0	29.3%	21.4%

Basic and diluted net income attributable to the parent company per share	€1.15		€1.00		€0.85

Weighted average number of basic shares outstanding	33,985,411		30,096,995		29,247,100
Weighted average number of diluted shares outstanding	34,094,159		30,096,995		29,247,100
Bookings and Backlog
     New contract bookings represent new signed contracts for the year, regardless of performance. New contract bookings in 2009 were € 880.6 million, an increase of € 107.1 million, or 13.8%, from new bookings of € 773.5 million in 2008. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of December 31, 2009 was € 739.3 million, an increase of € 131.5 million, or 21.6% from a backlog of € 607.8 million as of December 31, 2008. Our backlog represents the portion of our signed contracts for which performance is pending. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 228.5 million as of December, 31, 2009, versus € 227.1 million in soft backlog at the end of fiscal 2008. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.
Acquisitions/Disposition
     In 2007, 2008 and 2009, acquisitions had an impact on our results of operations.
Acquisition of Caseta
     On April 27, 2007, our subsidiary, Telvent Traffic, completed a stock purchase agreement pursuant to which Telvent Traffic acquired 100% of the shares of Caseta Technologies, Inc. (“Caseta”), an Austin, Texas-based company engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The acquisition of Caseta, combined with the acquisition of the Farradyne traffic business in July 2006, strengthened our position as a supplier of electronic toll collection and intelligent transportation systems (ITS) in the United States, as well as globally. The results of operations of Caseta have been included in our Transportation segment for the full years 2009 and 2008, and for eight months in 2007.
Acquisition of Matchmind
     Effective October 1, 2007, our subsidiary, Telvent Outsourcing, acquired a 58% interest in Matchmind Holding, S.L. and its subsidiaries Matchmind S.L., and Matchmind Ingenieria de Software, S.L. (collectively, “Matchmind”), a company that specializes in system integration, consulting services and information technology outsourcing.
     On May 21, 2009, our subsidiary, Telvent Outsourcing, entered into two definitive agreements to purchase the remaining 42% interest in Matchmind, and thus, fully completed its purchase of all of Matchmind’s issued and outstanding shares of capital stock. The first agreement with the 24 management sellers provided for the purchase of 40% of the remaining Matchmind interests from its management shareholders for an aggregate purchase price of € 17.8 million. The second agreement with José Luis Galí, Matchmind’s founder and former president, provided for the purchase by Telvent Outsourcing of the remaining 2% interest in Matchmind, for a purchase price of € 0.9 million. The results of operations of Matchmind have been included in our Global Services segment for the full years 2009 and 2008 and for three months in 2007. (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition.)
Acquisition of DTN Holding Company, Inc.
     On October 28, 2008, our subsidiary, Telvent Export, acquired all of the issued and outstanding shares of the capital stock of DTN, in accordance with a stock purchase agreement, dated September 15, 2008 among Telvent Export, DTN, the stockholders of DTN and GSC Recovery IIA, L.P., as Sellers’ Representative. Telvent DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and transportation. The results of operations of DTN Holding Company, Inc. are reflected in our results of operations for the full year 2009 and for two months in 2008. (See “Item 10. Additional Information — Material Contracts” for more details about this acquisition).
Acquisition of certain assets of NDLC
     On February 3, 2009, our subsidiary, Telvent Farradyne signed an asset purchase agreement through which it acquired certain of the assets of NLDC, including NLDC’s proprietary back office/customer service center software solution called “TollPro” as well as NLDC’s interest in the license agreements and services contracts relating to NLDC’s back office systems delivered for the SR-91 toll collection system in Orange County, California. The purchase price for these assets was U.S. $1.5 million. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2.0 million by installments payable every six months starting July 1, 2009 and additional contingent payments up to U.S. $0.5 million. In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5.0 million) in respect of contracts bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. As of December 31, 2009, total payments made under these agreements amounted to U.S. $1.5 million and our best estimate of the potential payments under these agreements amounted to U.S. $3.3 million as of this date. The results of operations of NDLC have been included in our transportation segment for eleven months in 2009.
Disposition of certain assets of Telvent Outsourcing
     Effective January 1, 2010, our wholly-owned subsidiary, Telvent Outsourcing, sold certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services, to Simosa IT, S.A, a wholly-owned subsidiary of Abengoa. The sale also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L. (See “Item 10.C. Additional Information — Material Contracts” for more details about this disposition).
Segments and Geographic Information
     We changed, effective November 1, 2008, our internal reporting structure, and, from such date, we have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, was incorporated into our Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: Electricity and oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, air quality and hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the U.S. and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration, outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Year Ended December 31, 2009
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€239,892	€244,430	€55,535	€173,715	€77,481	€791,053
Gross Profit	€73,868	€53,585	€22,595	€53,545	€60,571	€264,164
Gross Margin	30.8%	21.9%	40.7%	30.8%	78.2%	33.4%

	Year Ended December 31, 2008
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€198,364	€295,182	€46,951	€168,839	€15,277	€724,613
Gross Profit	€54,038	€59,132	€12,274	€48,799	€11,729	€185,972
Gross Margin	27.2%	20.0%	26.1%	28.9%	76.8%	25.7%

	Year Ended December 31, 2007
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€228,093	€246,794	€38,320	€111,110	€—	€624,317
Gross Profit	€49,067	€48,868	€10,302	€30,468	€—	€138,705
Gross Margin	21.5%	19.8%	26.9%	27.4%	—	22.2%
Energy

	Year Ended December 31,
	(Euros in thousands, except percentages)
	2009	2008	2007
Revenues	€239,892	€198,364	€228,093
Gross Profit	€73,868	€54,038	€49,067
Gross Margin	30.8%	27.2%	21.5%
Revenue growth rate over prior period	20.9%	(13.0)%	12.1%

     Our Energy segment revenues amounted to € 239.9 million in 2009, compared to € 198.4 million in 2008. This 20.9% revenue increase is attributed to organic growth in both the Electric and Oil & Gas sub-segments as well as the contribution of the refined fuels business revenues from Telvent DTN, which we acquired in October 2008.
     Revenues increased organically mainly as a result of our solid performance in Oil & Gas and Electric activities in North America and Latin America, where several important opportunities materialized in Canada, United States, México and Brazil, among others. Additionally, we have seen our Smart Grid initiatives in our electric business beginning to generate good results in North America, becoming one of the main drivers of organic growth. While it is difficult to fully evaluate the potential impact of the federal stimulus in the U.S. going forward, we do know that of the U.S. $3.2 billion in federal funding announced, approximately U.S. $1.6 billion was distributed to our existing clients. We believe the main areas for potential increased bookings as a result of the United States federal stimulus package will be in SCADA/DMS, GIS and substation automation.
     Gross margins in our Energy segment increased from 27.2% in 2008 to 30.8% in 2009. These improvements are primarily due to the higher margin in our refined fuels business and also due to the lower revenue contribution in 2009 from our Smart Metering project for Vattenfall, which had lower gross margins.
     Backlog as of December 31, 2009 for our Energy segment amounted to € 323.7 million, which includes € 18.9 million of soft backlog.
Oil & Gas
     Revenues in our Oil & Gas sub-segment for the fiscal year 2009 were € 113.2 million, representing an increase of 52.0% when compared to revenues in 2008. This significant increase was primarily attributable to the revenue contribution from our refined fuels business of Telvent DTN. We also experienced an increase in activity in our Mexican market, where we signed new significant projects with Pemex, contributing to the organic revenue growth during 2009 in our Oil & Gas sub-segment.
     In addition, gross margin increased from 29.4% in 2008 to 34.8% in 2009 also due to the contribution of our refined fuels business, which has a subscription-based revenue model with higher gross margins, and the higher contribution of our advanced operational and business applications and expert services, which also generate higher gross margins.
     North America continues to be the largest revenue contributor in our Oil & Gas sub-segment accounting for approximately 61.0% of our global Oil & Gas revenues. Revenues reported in this region increased by 57.3%, from € 43.9 million in 2008 to € 69.1 million in 2009. The trend toward larger integrated solutions continued in 2009, especially in the liquids pipeline market, confirmed by new project awards such as the one with Shell Houston, which also contributed to the 2009 growth in bookings. The gas market continues to develop with both new customers implementing our OASyS solutions and existing customers upgrading to the newest software versions that allow them to leverage additional features and important security enhancements. Regulators are becoming a driver of our customers’ incremental investment in our technology both in terms of complying with regulations and adopting new published best practices. We believe this has driven increased interest in simulator/trainer solutions as well as various business applications and measurement and reporting systems.
     In Latin America, revenues significantly increased from € 13.1 million in 2008 to € 31.7 million in 2009, mainly due to the execution of important projects contracted with Pemex in Mexico at the beginning of the year such as the SCADA control system project for seven product pipelines in the PEMEX Refining division’s national network and other prospects that have materialized in Mexico during the year.
     In our Asia-Pacific region, revenues in 2009 amounted to € 9.4 million, compared to € 13.6 million in 2008. This decline is mainly due to the finalization of the KCP project in Kazakhstan with a smaller contribution in 2009 than in 2008. However, the Chinese business maintained the same good momentum demonstrated in 2008 and we believe the outlook for 2010 is positive.
     In the Middle-East and Africa region, revenues in 2009 decreased when compared with revenues of 2008 as this region continued to be impacted by execution challenges with the Adma Opco project in Abu Dhabi. The project challenges have been resolved with the recent system approval. We believe the satisfactory performance of our systems in this project is allowing us to gain momentum in the region, with new opportunities that we are pursuing from our branch based in Abu Dhabi.
Electricity
     Our revenues for the Electric utility sub-segment for the twelve-month period ended December 31, 2009 were € 126.7 million, compared to € 123.9 million for the same period of 2008. Gross margin increased from 25.9% in 2008 to 27.2% in 2009. This margin increase was due to both the lower contribution of the Vattenfall smart metering project, which had a lower than average gross margin, and to the larger contribution of revenues from North American initiatives, which generate higher gross margins.
     In Europe, our revenues for the electric utility sub-segment decreased from € 55.2 million in 2008 to € 51.7 million in 2009. This was a result, as previously discussed, of the revenue flow wind-down of our Smart Metering project in Sweden for Vattenfall, which is now in the operations and maintenance phase of the contract. Revenues in Spain increased by 2.5% during 2009, despite the complicated economic environment. The increase was primarily due to the contribution of projects in substation automation for Endesa and REE, the solar plants for Abengoa and the high speed train projects with Adif. Finally, we are seeing momentum in the Spanish Advanced Metering Infrastructure (AMI) business and we believe we are now emerging as a leading player in the Nordic European countries, supported by the AMI deployment project contracted in August 2009 with Fortum, the Finnish electric utility, which is valued at more than € 125.0 million.
     In North America, our Electric utility business revenues for the twelve-month period ended December 31, 2009 increased by 39.9%, from € 24.8 million in 2008 to € 34.6 million in 2009. The North American market for Smart Grid continues to show unprecedented signs of growth in 2009. It is important to note that most of this growth was not directly funded by the United States federal stimulus money. The strongest component of the growth experienced in North America was in the area of Smart Grid projects specifically related to Distribution Management Systems (DMS). We believe many utilities are focused on the optimized improvements that can be made on the distribution network independent of AMI, and this should bring additional opportunities for our DMS solutions going forward. Additionally, our core Enterprise GIS Solution business has continued to grow and on average, add a new utility as a customer every week. Finally, our substation automation and RTUs businesses have contributed to our strong revenue growth in 2009.
     In Latin America, revenues in 2009 were € 35.2 million, below the € 38.4 million reported in 2008. However, we have increased our participation in Smart Grid projects in utilities such as Petroproducción in Ecuador and CPTM I in Brazil.
     We have been more active in our Electric sub-segment in the Middle-East and Africa region, where our revenues increased from € 4.1 million in 2008 to € 5.9 million in 2009.
     In addition, we currently are identifying and pursuing opportunities for our Smart Grid Suite in China, India and Australia, where we are focused mainly on DMS applications that have significant application and service differentiation. In China, we have closed the first project for DMS in Guizhou Power Grid, and are finishing the execution of the first phase.
Transportation

	Year Ended December 31,
	2009	2008	2007
	(Euros in thousands, except percentages)
Revenues	€244,430	€295,182	€246,794
Gross Profit	€53,585	€59,132	€48,868
Gross Margin	21.9%	20.0%	19.8%
Revenue growth rate over prior period	(17.2)%	19.6%	23.1%
     Our Transportation segment revenues for the year 2009 decreased by 17.2% compared to the year 2008. Our gross margin for 2009 was 21.9%, compared to 20.0% in 2008. We believe the global economic crisis that disrupted the global markets during the third quarter of 2008 has continued to negatively impact our business activity in 2009. Government agency and municipality budgets continued to experience severe pressure, while private sector investments continued to slow down. This has translated into significant delays in the project bidding and award processes in many regions, which has in turn, impacted our bookings and our generation of new revenues, in particular in North America.
     In Europe, where the majority of our projects currently are being performed in Spain, revenues for the year 2009 increased by 8.1% from € 122.9 million in 2008 to € 132.9 million in 2009, despite the challenging economic environment. This increase has been achieved as a result of maintenance contracts of transportation infrastructures and access to urban centers, along with the execution of enforcement projects which continue to get awarded as those projects help generate revenues for the public transportation authorities.
     In North America, our 2009 revenues were € 43.3 million, compared to € 42.4 million in the year 2008. Although this is a slight increase from 2008, it was below our expectations for this market. In 2009, the American Recovery and Reinvestment Act (ARRA) transportation stimulus program was 100% federal dollars with very strict contracting deadlines. Due to the strict contracting periods, the stimulus program only benefited “shovel ready” projects. To meet the time constraints of the U.S. stimulus funds, the ARRA projects were pushed ahead of the regular highway trust fund projects, causing a 6-9 month delay in many transportation technology projects. In addition, while a specific U.S. $1.5 billion stimulus grant program was designed for intelligent transportation systems projects during 2009, no announcements of awards were made in 2009, causing many of our customers to put investment decisions on hold. For us, U.S. stimulus funding resulted in decisions being delayed for approximately 42% of all projects bid for in 2009. On February 17, 2010, the U.S. Department of Transportation (D.O.T.) announced awards of U.S. $1.5 billion in stimulus funds, some of which will go to projects where we can be involved. We believe that announcement of these awards will start unblocking many customer decisions, and it is possible that many of the projects expected in 2009 will be awarded in 2010. In addition, many transportation technology projects are processed and ready to be awarded if a new stimulus bill is passed.
     In Latin America, our revenues decreased by 59.5% year-over-year, mainly due to the contribution to revenues from some projects in Venezuela during 2008 coming from joint ventures, with lower contribution in 2009. The difficult financial situation of the country has had a negative direct impact in the investment of railway infrastructures. On the other hand, revenues in Mexico in 2009 have increased by 15.6% due to our recurrent maintenance contracts in the maritime sector. In the rest of the Latin American region, we believe the global financial crisis and budgetary constraints of our customers have delayed investments and contract awards.
     In the Asia-Pacific region, our revenues for 2009 were € 13.6 million, compared to € 9.8 million in 2008. This increase was primarily due to the execution of several projects in China.
     In the Middle-East and Africa region, our revenues in 2009 were € 25.3 million, compared to € 47.6 million for the year 2008. This decrease is a result of problems encountered in our project in Saudi Arabia, where we have become involved in a commercial dispute with the customer regarding the violations enforcement part of the project. Such dispute could result in arbitration if the dispute resolution procedures are not successful.
     Backlog as of December 31, 2009 for our Transportation segment amounted to € 296.0 million, including € 43.2 million in soft backlog.
Environment

	Year Ended December 31,
	2009	2008	2007
	(Euros in thousands, except percentages)
Revenues	€55,535	€46,951	€38,320
Gross Profit	€22,595	€12,274	€10,302
Gross Margin	40.7%	26.1%	26.9%
Revenue growth rate over prior period	18.3%	22.5%	(11.9)%
     In 2009, revenues in our Environment segment increased by 18.3%, compared to the previous year and gross margin was 40.7%, compared to 26.1% in 2008. This increase was due to a full year of contribution of Telvent DTN’s weather information services business, which is a subscription based weather prediction business with significantly higher margins than our traditional weather observation and water businesses.
     Revenues in Europe were € 19.8 million in 2009, compared to € 25.5 million in the previous year. Europe now represents approximately one-third of our total Environment segment and most revenues in this region are generated in Spain. This revenue decrease was mainly due to the economic slowdown experienced in Europe, and more intensely in Spain, where governmental agencies have been reducing their investment budgets during the last months of 2009.
     In North America, our revenues, which represented approximately 42% of our total Environment segment revenues in 2009, significantly increased from € 7.5 million in 2008 to € 23.5 million in 2009, mainly due to the contribution of the weather information services business, from which we sell commercial-grade weather and location-based alerting services to businesses where weather is a critical business input. These revenues are highly recurrent, with a subscription retention rate above 87%. In addition, we also experienced a good performance in our water management business activities in this region during 2009.
     Our business in the Asia-Pacific region contributed € 1.7 million to the Environment segment during 2009, while revenue in 2008 was € 2.6 million. Our long-term contract with the Bureau of Meteorology of Australia continued generating a stable revenues stream; however, the contribution from our aviation weather business in India, which contributed significantly in 2008, decreased in 2009 because the awarding processes on some large projects have been delayed.
     In the Middle-East and Africa region, our revenues for the twelve-month period ended December 31, 2009 amounted to € 9.7 million, compared to € 9.9 million in the same period of 2008. Our ongoing Water SCADA and efficiency applications project in Libya for the Great Man-Made River Authority have contributed to revenues in the year. We believe the outlook in this region is positive for 2010, as demand for systems to provide automation and efficient management of water transmission pipelines and distribution networks is considerable.

     In 2009, approximately 40% of our total Environment segment revenues were generated in our weather systems and services business, while approximately 60% was generated in water management systems and services for utilities and municipalities.
     Backlog in our Environment segment was € 56.4 million as of December 31, 2009, including € 9.1 million in soft backlog.
Agriculture

	Year Ended December 31,
	2009	2008	2007
	(Euros in thousands, except percentages)
Revenues	€77,481	€15,277	€—
Gross Profit	€60,571	€11,729	€—
Gross Margin	78.2%	76.8%	—%
Revenue growth rate over prior period	407.2%	100.0%	—%
     Agriculture is the new segment resulting from our acquisition of DTN Holding Company, Inc. in October of 2008. The segment only includes two months of revenues for 2008 but includes a full year of revenues in 2009.
     All revenues in our Agriculture segment are generated in North America and principally arise from the sale of critical agricultural business information and real-time market data solutions to top farm producers and agribusinesses, along with a smaller portion of advertising revenue from our media segment, including The Progressive Farmer publication.
     Our Agriculture segment contributed with revenues of € 77.5 million in 2009, with a gross margin of 78.2%, while in 2008 only two months of revenues from our Agriculture segment were included. This segment, which is over 90% subscription-based, has revenue subscription retention rates above 90%, resulting in lower costs of sale, and hence, higher gross margins, than the rest of our segments.
     We have over 580,000 subscribers to our business information in our Agriculture segment, including 40,000 of the largest farm producers who are paying for premium content, 15,000 originators including the top elevators, ethanol plants and feedlots, and over 1,500 agribusiness customers using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill along with the majority of the top corn and soybean producers in the United States. During the year 2009, transactions involving more than 63 million bushels of grain were transacted through our grains trading portal between our approximately 1,000 agribusiness portal locations and our approximately 30,000 registered portal producers.
     Backlog in our Agriculture segment was € 64.3 million as of December 31, 2009, including € 26.2 million in soft backlog.
Global Services

	Year Ended December 31,
	2009	2008	2007
	(Euros in thousands, except percentages)
Revenues	€173,715	€168,839	€111,110
Gross Profit	€53,545	€48,799	€30,468
Gross Margin	30.8%	28.9%	27.4%
Revenue growth rate over prior period	2.9%	52.0%	97.0%
     Our Global Services revenues for the year 2009 amounted to € 173.7 million, compared to € 168.8 million in 2008, and gross margin increased from 28.9% in the year 2008 to 30.8% in the year 2009. This increase was a result of the positive evolution of our IT Services business in Spain.
     Our Global Services segment is composed of three different divisions: Technology Integration (Implementation and Development) accounting for 54% of total revenues; Outsourcing and IT infrastructure management (including the services delivered from our Data Center network), which accounted for 38% of total revenues; and Consulting (Business Consulting and Technology Consulting), accounting for 8% of total revenues. This distribution reflects a large demand in the market for integration projects, with a strong consolidation of our application development and integration solutions for customers in the variety of sectors in which we operate.
     Most of the revenues in this segment are derived from contracts that we generally renew upon expiration and are generated in a variety of different business sectors: finance and insurance, energy, utilities, public administration, transport, agriculture, environment, retail and consumers and telecommunications, media and technology (TMT) sectors. Almost 100% of our business in Global Services is carried out in Spain.
Total backlog in our Global Services segment as of December 31, 2009 amounted to € 227.5 million, which includes € 131.1 million in soft backlog.

     Effective January 1, 2010, one of the subsidiaries in this segment, Telvent Outsourcing sold to Simosa IT, S.A (a wholly-owned subsidiary of Abengoa, S.A.) certain of its assets used in providing IT services to Abengoa, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services. Such business contributed with approximately € 20 million in revenues for Global Services in the year 2009, and has been sold for € 4 million. The only client of the division sold was Abengoa.
Geographic Information
     The following table identifies our revenues by region during 2009, 2008 and 2007, and the percentage change per selected region for the periods presented.

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2009	2008	2007	2008 — 2009	2007 — 2008
	(Euros in thousands, except percentages)
Europe	€377,375	€369,593	€386,219	2.1%	(4.3)%
North America	248,310	133,142	110,647	86.5%	20.3%
Latin America	99,566	129,880	75,392	(23.3)%	72.3%
Asia-Pacific	23,972	27,496	25,083	(12.8)%	9.6%
Middle East and Africa	41,830	64,502	26,976	(35.2)%	139.1%

Total	€791,053	€724,613	€624,317

Results of Operations
Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2009	2008	2008-2009
(Euros in thousands, except percentages)
€ 791,053	€ 724,613	9.2%
     The increase in our revenues for the year ended December 31, 2009 compared to the corresponding period in 2008 was due to the full year inclusion of Telvent DTN which contributed € 127.2 million and € 25.3 million revenues for the years ended December 31, 2009 and 2008, respectively. Revenues increased in our Energy, Environment, Global Services and Agriculture segments, as further described in the section above. On the other hand, our Transportation segment has suffered significantly in the year 2009, with revenues decreasing by 17%, caused by expected decreases in Latin America, a project dispute issue in Saudi Arabia, and a lower than expected contribution from North America, caused by delays suffered as a result of a change in contracting priorities from customers.
     In the year ended December 31, 2009 we also consolidated additional revenues of € 23.5 million relating to other joint venture partners, and € 53.6 million in the corresponding period of the prior year.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 526,889	66.6%	€ 538,641	74.3%	(2.8)%
     Cost of revenues decreased as a percentage of revenues for the year ended December 31, 2009, and gross margins increased over the corresponding period in 2008 in all of our five segments. This improvement in margins was due in part to the fact that that we incorporated a new business model in our company after the acquisition of Telvent DTN in October 2008. Approximately 16% of our revenues are now generated through a recurring subscription-based business model, which is more scalable than our traditional control and monitoring system implementation business. Information services, which contributes with significantly higher margins than systems sales, are now being provided in our Energy, Environment and Agriculture segments. In addition, our continuous efforts to provide higher value-added services and solutions in all our segments, which contribute higher margins, have increased our gross margins.

     Cost of revenues for the year ended December 31, 2009 also included € 23.4 million due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners. Such consolidated costs reduced our reported gross margin. For the year ended December 31, 2008, such contribution represented € 53.6 million. Excluding the effect of the consolidation of our temporary joint-venture consortiums, our gross margins for the years ended December 31, 2009 and 2008 would have been 35.5% and 28.3%, respectively.
General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
	(Euros in thousands, except percentages)
€ 117,583	14.9%	€ 67,430	9.3%	74.4%
     Our general and administrative expenses increased significantly from 2008 to 2009, mainly as a result of the consolidation of general and administrative costs from Telvent DTN which contributed € 48.0 million in the year ended in December 31, 2009 with a contribution of € 8.9 million in 2008. We are continuing our efforts to increase efficiency through the successful integration of our acquisitions and through other initiatives to produce general and administrative cost savings.
Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 25,261	3.2%	€ 21,677	3.0%	16.5%
     Our sales and marketing expenses increased as a percentage of revenues primarily due to the consolidation of sales and marketing expenses from Telvent DTN, which contributed € 7.0 million during the year ended 2009, with a contribution of € 1.6 million in the last two months of 2008. Without the contribution of Telvent DTN, our sales and marketing expenses would have decreased slightly as a percentage of revenues, to 2.7%.
Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 14,079	1.8%	€ 19,067	2.6%	(26.2)%
     Our research and development expenses decreased as a percentage of revenues for the year ended December 31, 2009 due to the incorporation of revenues from Telvent DTN, with no corresponding research and development costs, and due to the capitalization of certain of our software development efforts. We expect to continue to optimize our research and development expenses as we increase our focus on high growth, high margin “products” and technology, in line with our strategy to expand solutions to include Information Services, including Software as a Service (SaaS), leveraging our deep market knowledge and distinctive technology.
Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
	(Euros in thousands, except percentages)
€ 29,981	3.8%	€ 14,561	2.0%	105.9%
     Our depreciation and amortization expense significantly increased in year ended December 31, 2009 compared to 2008, mainly due to the amortization of intangible assets identified in the purchase price allocation of Telvent DTN, which was finalized in the fourth quarter of 2009. The amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as customer relationships, customer backlog, purchased software technology and trade names amounted to € 7.2 million for the year ended December 31, 2009 and € 5.8 million for the prior year.

Financial Income (Expense), Net

	Year Ended	Percentage of	Year Ended	Percentage of	Percent
	December 31,	2009	December 31,	2008	Change
	2009	Revenues	2008	Revenues	2008-2009
	(Euros in thousands, except percentages)
Interest Expense	€(31,327)	(4.0)%	€(18,160)	(2.5)%	72.5%
Interest Income	€307	—%	€28	—%	996.4%
Other financial income (expense), net	€(6,877)	(0.9)%	€(5,212)	0.7%	31.9%

	€(37,897)		€(23,344)
     Financial Income (Expense), net, significantly increased in 2009 primarily due to the interest expense that Telvent DTN incurred under the credit agreement with Golman Sachs Credit Partners and General Electric, amounting to € 31.3 million in 2009 and € 18.2 million in 2008, and also due to the syndicated credit agreement with Caja Madrid, ING Belgium S.A. and La Caixa, signed on September 12, 2008 to partially finance our DTN Holding Company, Inc acquisition, generating interest expense of € 2.6 million in 2009. This effect was partially offset by a decrease in interest from our factoring arrangements and interest on advances from banks, which totaled € 6.7 million in 2009, compared to € 8.8 million in 2008. In addition, we incurred interest expense of € 4.8 million related to our reciprocal credit agreement with Abengoa, compared to € 3.7 million in 2008.
     Other financial income (expense) correspond mainly to realized and unrealized foreign exchange rate differences, the effect of the fair value of interest rate derivatives and expenses corresponding to financial guarantees.
Other income (expense)

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ (1,128)	(0.1)%	€ (1,919)	(0.3)%	(41.2)%
     Other income (expense) for the year ended December 31, 2009 mainly includes one time charges recognized by our subsidiary, Telvent Australia, in connection with certain projects, and payments made by our subsidiary, Telvent Brasil, for non-recurrent tax penalties.
     Other income (expense) for the year ended December 31, 2008 corresponds to losses recognized by our subsidiary, Telvent Brasil, in connection with a project with the local government of the city of Salvador de Bahia.
Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2008	2007	2007-2008
(Euros in thousands, except percentages)
€ 724,613	€ 624,317	16.1%
     The increase in our revenues for the year ended December 31, 2008 over the corresponding period in 2007 was due to organic growth and to the effect of the revenues from the companies we acquired in 2007 and 2008. Telvent Caseta, Matchmind and Telvent DTN contributed € 5.0 million, € 72.7 million, and € 25.3 million, respectively, in revenues for the year ended December 31, 2008, with a contribution of € 3.1 million and € 16.9 million for Telvent Caseta and Matchmind, respectively, in the same period of 2007. Our organic growth was 5.8% for the year ended December 31, 2008.
     The increase in revenues was also due to the good performance of our Transportation segment, with an organic growth of 22.5%.
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

Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 538,641	74.3%	€ 485,612	77.8%	10.9%
     Cost of revenues decreased as a percentage of revenues for the year ended December 31, 2008, and therefore gross margins increased over the corresponding period in 2007 due, in part, to the two-month inclusion of Telvent DTN in 2008, which we acquired during the last quarter of 2008, and due to the continuous effort to provide higher value added services and solutions, which contribute higher margins.
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
     Our general and administrative expenses increased significantly from 2007 to 2008, mainly as a result of the consolidation of general and administrative costs from the companies we acquired in 2007 and 2008. Telvent Caseta, Matchmind and Telvent DTN contributed € 1.9 million, € 13.4 million and € 8.9 million, respectively, in general and administrative expenses for the year ended December 31, 2008, with a contribution of € 1.0 million and € 3.2 million for Telvent Caseta and Matchmind, respectively, in the same period of 2007.
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
     Our sales and marketing expenses have increased as a percentage of revenues primarily due to the consolidation of sales and marketing expenses from Matchmind and Telvent DTN, which contributed € 5.8 million and € 1.6 million during the year ended 2008, with no corresponding contribution over the same period of the prior year. Without the contribution of these acquisitions, our sales and marketing expenses would have remained stable as a percentage of sales, at 2.2% in both periods.
Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 19,067	2.6%	€ 19,106	3.1%	(0.2)%
     Our research and development expenses decreased slightly as a percentage of revenues for the year ended December 31, 2008 as we continued to optimize our research and development expenses after the reorganization of our research and development department across our global operations, and with the realization of synergies from the integration of the businesses that we have acquired. The number of our research and development projects related to the development of higher value-added applications are expected to increase in line with our strategy.

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
     Net financial expense increased year-over-year, due mostly to an increase in net exchange rate losses. In 2008 we had a net financial expense of € 0.9 million due to exchange rate differences, compared to a net gain of € 4.0 million in 2007. Additionally, our interest expense corresponding to credit arrangements and loan facilities increased primarily due to the consolidation of interest expenses of Telvent DTN, which amounted to € 2.9 million, to interest related to the Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España loan facility to partially finance the acquisition of DTN Holding Company, Inc. and to interest generated under the sale and lease-back agreement signed by our subsidiary Telvent Housing in October 2007. Finally, net financial expenses also increased due to an increase in interest costs related to advance payments from financial institutions and due to a decrease in the fair value of our interest rate caps.
Other income (expense)

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ (1,919)	(0.2)%	€ (2,025)	(0.3)%	5.2%
     Other income (expense) for the year ended December 31, 2008 corresponds to losses recognized by our subsidiary, Telvent Brasil, in connection with a project with the local government of the city of Salvador de Bahia.
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
Impact of Foreign Currency Fluctuations
     We are exposed to exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which our subsidiaries operate. As a general policy, we generally hedge our currency risk on a project specific basis. As a result, we have not been materially affected by foreign currency fluctuations (See “Item 11 — Quantitative and Qualitative Disclosures about Market Risk” for further details on our exchange rate risk).

B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity
     Management believes that our available cash and cash equivalents and cash flow from our ongoing operations will be sufficient to finance our working capital needs for the foreseeable future. If we have a need in the future for additional liquidity, we will seek to obtain additional or increased lines of credit from Abengoa or third-party lenders.
Operating Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2009	2008	2007	2008 — 2009	2007 — 2008
	(Euros in thousands)
Net cash provided by (used in) operating activities	€21,038	€43,138	€13,911	(51.23)%	210.1%
     For the year ended December 31, 2009, net cash provided by operating activities was € 21.0 million, compared with € 43.1 million for the year ended December 31, 2008. We had € 32.8 million of non-cash adjustments to net income for the year ended December 31, 2009, including depreciation and amortization charges of € 32.1 million, compared with € 16.2 million of non-cash adjustments to net income, including € 14.0 million of depreciation and amortization charges, for the year ended December 31, 2008. We also included a non-cash adjustment of € 9.3 million related to net foreign currency exchange gains, compared with € (2.0) million of foreign currency exchange losses for year ended December 31, 2008. Additionally, we added back € 2.5 million and € 1.8 million to net income in 2009 and 2008, respectively, as a result of the stock and extraordinary variable compensation plans in 2009 and to the stock compensation plan in 2008, adjusted € (16.9) million and € (2.8) million in 2009 and 2008 respectively, for deferred income taxes, adjusted € 1.4 million in 2009 and € 2.3 million in 2008 related to our allowance for doubtful accounts and adjusted € 4.2 and € 2.0 million for interest accrued and not paid under our credit facilities in 2009 and 2008 respectively.
     Working capital and temporary joint ventures used € 50.8 million of our operating cash for the year ended December 31, 2009, compared with € 3.3 million used for the year ended December 31, 2008. Changes in operating assets and liabilities contributed to a decrease in operating cash flow primarily due to the increase in unbilled revenues of € 94.5 million, a € 14.0 million increase in related parties trade receivable, a € 7.3 million increase in other tax receivable, a € 3.2 million decrease in income and other tax payable, a € 0.9 million decrease in accrued and other liabilities, a € 0.5 million decrease in related parties payable and the incorporation of temporary consortium’s working capital of € 1.3 million. These changes were partially offset by the increase in our billing in excess of cost and estimated earnings on uncompleted contracts of € 15.3 million and in our accounts payable of € 13.8 million, the decrease in our inventory of € 0.6 million, and a € 41.2 million decrease in accounts and other long term receivables.
     For the year ended December 31, 2008, net cash provided by operating activities was € 43.1 million, compared with € 13.9 million for the year ended December 31, 2007. We had € 16.2 million of non-cash adjustments to net income for the year ended December 31, 2008, including depreciation and amortization charges of € 14.0 million, compared with € 9.0 million of non-cash adjustments to net income, including € 10.9 million of depreciation and amortization charges, for the year ended December 31, 2007. We also included a non-cash adjustment of € (2.0) million related to net foreign currency exchange gains, compared with € 1.3 million of foreign currency exchange losses for year ended December 31, 2007. Additionally, we added back € 1.8 million and € 1.7 million to net income in 2008 and 2007, respectively, as a result of the stock and extraordinary compensation plans in 2008 and to the stock compensation plan in 2007, adjusted € (2.8) million and € (4.8) million in 2008 and 2007, respectively, related to deferred income taxes, adjusted € 2.3 million in 2008 and € (0.4) million in 2007 related to our allowance for doubtful accounts, and adjusted € 2.0 million in 2008 related to interest accrued and not paid under our credit facilities. Working capital and temporary joint ventures used € 3.3 million of our operating cash for the year ended December 31, 2008, compared with € 20 million used for the year ended December 31, 2007. Changes in operating assets and liabilities contributed to a decrease in operating cash flow primarily due to the increase in unbilled revenues of € 27.6 million, a € 13.7 million increase in billings in excess of costs and estimated earnings and an € 11.2 million increase in accounts and other long term receivables. These changes were partially offset by the increase in our accounts payable, accrued and other liabilities and related parties trade payable of € 34.5 million, the € 8.9 million decrease in related party trade receivables and other assets, a decrease in inventory of € 4.9 million and the incorporation of temporary consortium’s working capital of € 0.9 million.
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
Investing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2009	2008	2007	2008 — 2009	2007 — 2008
	(Euros in thousands)
Net cash provided by (used in) Investing activities	€(21,328)	€(153,500)	€(52,820)	(113.9)%	190.6%
     Investing activities used significantly less cash in 2009 than in 2008. We used € 19.0 million to complete our acquisition of the remaining 42% of Matchmind on May 21, 2009 and € 1.0 million in our acquisition of NLDC on February 2, 2009 and € 9.6 million to make deferred earn-out payments and post-closing adjustments under the DTN Holding Company, Inc. acquisition. We also used € 1.0 million related to the joint venture agreement signed with the DMS Group, € 9.8 million for the purchase of property, plant and equipment, € 16.4 million for investments in intangible assets (which includes € 10.6 million of investment in software to be marketed or sold as part of our bundled service solutions, and € 3.5 million of investment in software developed for internal-use). These effects were partially offset by an increase in cash of € 17.4 million due to the decrease in our related parties credit line receivable under our credit agreement with Abengoa and a decrease in our restricted cash of € 18.1.
     Net cash used in investing activities in 2008 was € 153.5 million. We used € 146.9 million to complete our acquisition of DTN Holding Company, Inc. in October 2008 and € 1.0 million to make deferred earn-out payments and post-closing adjustments under the Caseta acquisition. We also used € 4.2 million related to investment acquisitions, mainly related to the joint venture agreement signed with the DMS Group, € 7.5 million for the purchase of property, plant and equipment, € 1.9 million for investments in intangible assets and € 9.6 million in an increase in our restricted cash. These effects were partially offset by an increase in cash due to € 17.7 million received from related parties under our reciprocal credit agreement with Abengoa.
     Net cash used in investing activities in 2007 was € 52.8 million. We used € 23.6 million to make the payment on our initial Matchmind acquisition in October 2007, € 7.4 million to make the payment on our Telvent Caseta acquisition in April 2007 and € 1.4 million to make deferred and earn-out payments on the previous acquisitions and on the Beijing Blue Shield acquisition. We also used € 5.6 million to make the payment on the acquisition of a 15% of the shares of S21 Sec. In 2007, we also incurred in € 2.9 million of capital expenditures that were mainly related to the build-out of our facilities and data centers and we paid € 11.6 million to related parties under our reciprocal credit agreement with Abengoa.
Financing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2009	2008	2007	2008 — 2009	2007 — 2008
	(Euros in thousands)
Net cash provided by (used in) financing activities	€24,598	€104,972	€43,951	(76.57)%	138.8%
     Net cash provided by financing activities totaled € 24.6 million in 2009. During 2009, we had proceeds of € 20 million from the syndicated financing agreement with Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid), ING Belgium S.A. Sucursal en España (ING) and Caja de Ahorros y Pensiones de Barcelona (“La Caixa”), which was increased to finance the acquisition of the remaining interest in Matchmind. We also had proceeds of € 5 million of long-term debt under the credit facility with La Caixa, in connection with the repurchase of our ordinary shares from Telvent Corporation on September 15, 2009, where we used cash of € 4.7 million. We also had proceeds of € 41.0 million from short-term debt, which includes € 6.0 million borrowed under our agreement with Natixis, € 27.9 million from advance payments of inter-company balances and € 6.2 million borrowed under a new agreement with Deustche Bank in connection with financing general treasury needs in North America and Mexico. We also received proceeds of € 0.9 million under several credit facilities of our subsidiary Matchmind. We repaid € 8.9 million of short-term debt, consisting of

€ 8.9 million repaid on our leasing obligation (which includes a repayment of € 4.8 million under our agreement for the sale and leaseback of certain equipment signed in October 2007). We also repaid € 52.7 million of long-term debt (primarily € 29.0 million repaid on the long-term debt with Goldman Sachs Credit Partners and General Electric and € 22.4 million repaid on the Syndicated credit agreement with Caja Madrid, ING and La Caixa. Additionally, we paid dividends of € 12.3 million to our shareholders and dividends of € 1.3 million to non controlling interest holders. Finally, we borrowed € 38.6 million from our reciprocal credit agreement with Abengoa for working capital financing purposes.
     Net cash provided by financing activities totaled € 105.0 million in 2008. During 2008, we had proceeds of € 57.5 million from the agreement with Caja Madrid and ING to partially finance our acquisition of DTN Holding Company, Inc. We also had proceeds of € 4.7 million from short-term debt, which includes € 2.5 million borrowed under our agreement with Natixis and € 2.2 million from advance payments of inter-company balances. We repaid € 22.8 million of short-term debt, mainly € 7.7 million repaid from our leasing obligation (which includes a repayment of € 4.4 million under our agreement for the sale and leaseback of certain equipment signed in October 2007), € 7.7 million repaid of our recourse factoring agreements and € 5.9 million repaid from several credit facilities of our subsidiary Matchmind. We also repaid € 1.6 million of long-term debt (primarily € 0.8 million and € 0.6 million repaid of the long-term debt with Liscat and Caja Madrid, respectively). Additionally, we paid dividends of € 10.2 million to our shareholders and dividends of € 1.2 million to non controlling interest holders; we paid € 0.5 million for long term liabilities relating to government loans; we borrowed € 0.3 million from our credit arrangement with Abengoa, and we received € 78.5 million from the private placement of our ordinary shares in October 2008.
     Net cash provided by financing activities in 2007 totaled € 44.0 million. During 2007, we had proceeds of € 25.3 million from an agreement for the sale and leaseback of certain equipment. We also had proceeds of € 40.1 million from short-term debt, which included € 17.0 million borrowed from our line of credit with Bank of America (successor to LaSalle Bank). We repaid € 4.3 million of long-term debt (mainly a repayment of the current portion of long-term debt on the credit facilities with Bank of America, Caja Madrid and ING and Liscat banks) and € 15.8 million of short-term debt. Additionally, we paid dividends of € 8.8 million to our shareholders, paid € 0.8 million for long-term liabilities relating to government loans and borrowed € 7.8 million from our credit arrangement with Abengoa.
     Our cash and cash equivalents at December 31, 2009, 2008 and 2007 were € 92.9 million, € 67.7 million and € 73.8 million, respectively. We consider all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents. See Note 2 to our consolidated financial statements.
     At December 31, 2009, there were no deposits or cash equivalents restricted for use. During the year ended December 31, 2009, we received € 18.1 million from the deposits that were restricted for use as of December 31, 2008.
     As a corporate policy, we try to optimize working capital so that our projects are cash-flow positive over their life cycles. We achieve this result by factoring our receivables under agreements that we have with various financial institutions. We sell, on a revolving and non-recourse basis, some of these trade account receivables, and account for these transactions as sales because we relinquish control over the pooled receivables. Accordingly, pooled receivables sold under these facilities are excluded from receivables on our consolidated balance sheets, as we do not retain any beneficial interest in the sold pooled receivables. The accounts receivable non-recourse factoring arrangements under which we recorded the accelerated receipt of cash amounted to € 304.3 million, € 323.2 million, and € 234.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. In addition, we sometimes enter into some accounts receivable factoring arrangements pursuant to which we are not relinquishing control of the pooled receivables and, therefore, these transactions are not accounted for as sales. The cash received in these cases is classified within “Short-term debt” in our consolidated balance sheets. See Note 2 to our consolidated financial statements.
     Credit Arrangements and Loan Facilities
     The following discussion is a summary of the material credit arrangements and loan facilities that we or our subsidiaries entered into during 2009, and the total level of borrowings at December 31, 2009. A complete description of our material credit arrangements is provided in Item 10.C. “Additional Information — Material Contracts”.
     Reciprocal credit agreement with Abengoa
     On April 20, 2004, we established a reciprocal credit agreement with Abengoa which replaced any prior credit arrangements. Under this arrangement, we and Abengoa could borrow funds from or lend funds to each other, from time to time upon not less than 24 hours’ notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). On August 1, 2007 we amended our reciprocal credit agreement with Abengoa to increase the amount available under this agreement to € 60.0 million. Under this credit arrangement, if any of the parties request an advance that would cause the total amount owed by that party to exceed the established credit limit, the other party can decide to lend that amount, at its sole discretion. In such case, according to the terms of the credit agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. On January 1, 2010 the agreement was amended to increase the maximum credit limit to € 135.0 million. From that date, borrowings under this credit arrangement will bear interest at 8.35%. In addition, on June 1, 2007, Telvent México amended its reciprocal credit agreement with Abengoa México to increase the amount available under this agreement to U.S. $30.0 million, leaving a total credit line for Telvent of approximately € 155.8 million.
     The net amount receivable under the credit arrangements with Abengoa as of December 31, 2009 was € 51.7 million and there is no balance with Abengoa Mexico. We incur no costs and receive no payments under these arrangements unless and until we borrow or loan funds thereunder.
     Sale and leaseback agreement
     On October 11, 2007, Telvent Housing entered into agreements for the sale and leaseback of certain equipment, owned by Telvent Housing, and located in four data centers in Spain operated by us. The agreement was entered into with ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C. The equipment was sold for an aggregate purchase price of € 26.2 million. We simultaneously entered into an equipment lease agreement under which we leased and continue to use the equipment at the four data center locations. The equipment lease has a term of four years, which will expire on October 11, 2011. Upon the expiration of the term of the equipment lease, Telvent Housing will have the option to repurchase the equipment from the buyers for a residual value of € 1.00. Under the equipment lease, Telvent Housing will be responsible for lease payments in the aggregate amount of € 30.1 million and payment of all operational and maintenance expenses associated with the equipment. The amount outstanding under this long-term leasing obligation as of December 31, 2009 was € 16.1 million.
     Unicaja
On February 11, 2010, we signed an amendment to our credit agreement with Unicaja to extend the grace period under the agreement to November 10, 2010, therefore extending the term of the credit agreement to 25 years, and as a result of the former, borrowings under this credit arrangement bear interest from the date on which the amendment was signed at one-year Euribor plus a margin of 2.00%. The amount outstanding under this agreement with Unicaja at December 31, 2009 was € 9.9 million.
     Natixis
     On December 4, 2007, Telvent Tráfico entered into a credit agreement with Natixis Sucursal en España (“Natixis”) under which Telvent may borrow U.S. $12.3 million to finance the complete investment of the design and implementation of the Panama City Traffic Control Project, a nine-year concession awarded to Telvent Tráfico by the Autoridad del Tránsito Transporte Terrestre (“ATTT”) of Panama that came into force on August, 28 2007. We will design and implement all systems and infrastructures and then operate and maintain the system during the following 84 months. ATTT will pay Telvent Tráfico a quarterly investment fee and a monthly operations and maintenance fee. We will in turn sell the quarterly investment receivables to Natixis who will assume the client’s (ATTT) credit risk. This credit facility has a cost of LIBOR +0.90% during the investment phase and LIBOR + 2% during the operations and maintenance phase. On December 15, 2009, Telvent Tráfico signed an amendment to its credit agreement with Natixis to extend the grace period under the agreement to July 14, 2010. As a result of the former, this credit facility has a cost from the date on which the amendment was signed of LIBOR + 3.00%. The amount outstanding under this agreement with Natixis at December 31, 2009 was U.S. $12.3 million (€ 8.5 million).
     The Royal Bank of Scotland, N.V. (formerly ABN AMRO Bank, N.V.) credit agreement with Telvent Canada
     See “Item 10.C — Material Contracts” for a description of this credit agreement.
     As of December 31, 2009, there was Canadian $3.0 million outstanding under Facility A, U.S. $4.5 million under Facility B and U.S. $10.1 million in letters of credit issued under Facility C.
     Bank of America credit agreement with Telvent Traffic
     See “Item 10.C — Material Contracts” for a description of this credit agreement.
     As of December 31, 2009, U.S. $25.0 million (€ 17.4 million) was outstanding under this agreement.

     Bank of Communications
     As of December 31, 2009, € 0.6 million was outstanding under the financing facility obtained by our subsidiary, Telvent China with Bank of Communications.
     Citibank
     On April 11, 2009, our subsidiaries, Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1.0 million (€ 0.7 million) and U.S. $0.7 million (€ 0.5 million), respectively. The revolving facilities mature on April 11, 2010 and bear interest at the prevailing base lending rates published by the People’s Bank of China. As of December 31, 2009, € 0.5 million was outstanding under these facilities.
     ING and Liscat
     As of December 31, 2009, € 0.9 million was outstanding under the financings obtained by our subsidiary, Telvent Housing, from ING and Liscat for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     Syndicated credit agreement with Caja de Ahorros y Monte de Piedad Madrid, ING Belgium S.A., Sucursal en España and Caja de Ahorros y Pensiones de Barcelona
     See “Item 10.C — Material Contracts” for a description of this credit agreement. The amount outstanding under this Syndicated Agreement at December 31, 2009 was € 56.6 million.
     Caja de Ahorros y Pensiones de Barcelona (“La Caixa”)
     See “Item 10.C — Material Contracts” for a description of this credit agreement. The amount outstanding under this Bilateral Credit Agreement at December 31, 2009 was € 4.9 million.
     Deutsche Bank, S.A. credit agreement with Telvent USA
     See “Item 10.C — Material Contracts” for a description of this credit agreement. As of December 31, 2009, U.S. $9.0 million (€ 6.2 million) was outstanding under this agreement.
     Telvent DTN credit agreement with Goldman Sachs Credit Partners and General Electric
     See “Item 10.C — Material Contracts” for a description of this credit agreement. As of December 31, 2009, we had € 117.9 million (U.S. $169.9 million) of these obligations outstanding.
     For a description of our exposure to market risk, see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.”
Capital Resources
     We expect that our principal uses of funds for the next several years will include acquisitions, joint ventures, new services and solutions development, interest and principal payments on our indebtedness, net working capital increases and capital expenditures. We intend to finance our growth objectives through cash generated by our business activities. Management believes available resources are sufficient to fund our business for the foreseeable future.
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements for fiscal years 2009, 2008 and 2007, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
     An understanding of our accounting policies for these items is critically important to understanding our consolidated financial statements. The following discussion provides more information regarding the estimates and assumptions used for these items in accordance with U.S. GAAP and should be read in conjunction with the notes to our consolidated financial statements.

     We believe the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements:
•	revenue recognition;

•	factoring of trade receivables and allowance for doubtful accounts;

•	consolidation of variable interest entities;

•	derivative instruments;

•	accounting for uncertainty in income taxes and deferred taxes valuation allowance;

•	stock-based compensation; and

•	goodwill and other intangible assets.
Revenue Recognition
     Revenues consist primarily of three types of revenues streams: services and solutions (projects), managed services and information and electronic communication services.
     - Services and Solutions (Projects)
     Telvent is an engineering company providing real-time IT solutions and systems integration services for its clients, generally under long-term fixed-price contracts. As an example, Telvent designs, implements, builds and installs supervisory control and data acquisition (SCADA) systems comprised of computer software, hardware and electronic instrumentation to enable our customers to remotely monitor and control infrastructure of various kinds, including pipelines, electricity and water transmission and distribution facilities, freeways and toll roads. A typical project contract across all our business segments involves supplying a SCADA system consisting of computer hardware and software, engineering services for the design, configuration, installation, commissioning and testing of the system, documentation, including manuals, and training at Telvent facilities. We tailor the SCADA systems to the specific requirements of each customer on a project-by-project basis. Our systems gather real-time operational data at the field level (whether it be at a gas pipeline, an electric grid, a road, a river basin, etc.) through the use of remote terminal units, or other field devices, and process that data through the SCADA system located at the customer’s control center. Our project contracts often also include the development of specific applications for customers to help them make smarter operational business decisions (outage management applications, leak detection systems, etc.). These contracts generally range from one to two years in length. Income for these contracts is recognized following the percentage-of completion method, measured by the cost-to-cost method in accordance with ASC 605-35 (pre-codification SOP 81-1), Accounting for Performance of Construction-Type and Certain Services and Solutions-Type Contracts. The revenue earned in a period is based on total actual costs incurred plus estimated costs to completion.
     Billings in excess of recognized revenues are recorded in “Billings in excess of costs and estimated earnings” in our consolidated balance sheets. When billings are less than recognized revenues, the differences are recorded in “Unbilled revenues” in our consolidated balance sheets.
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
     Additionally, part of Telvent’s services and solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with ASC 985-605 (pre-codification SOP 97-2), Software Revenue Recognition and ASC 605-35 (pre-codification SOP 81-1). For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-shipment obligations, including the elaboration, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term, or other factors appropriate to the individual contract of sale.

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
     - Information and Electronic Communication Services
     We also provide business-to-business information and communication services focused on the agriculture, energy and environment (weather business) markets. We deliver on-demand market information, commodity cash prices, industry news and in-depth analysis, and location-specific weather via satellite and over the Internet.
     In order for our customers to receive these information and communication services, we provide our subscribers with equipment and/or access through the Internet. We charge a recurring subscription fee and, in many instances, a one-time service initiation fee. The subscriptions are generally contracted for an initial period of between one and three years and are generally billed quarterly in advance. Payments received in advance of the service period are deferred and recognized as the services are provided. Professional services and equipment sales are recognized upon customer acceptance. Service initiation fees are deferred and recognized in income over the term of the contract. Communication services are generally billed monthly in arrears based on the number and length of the messages delivered to subscribers, but is recognized in revenue as the services are provided. Advertising revenues are recognized in the period or periods that the advertisement is served. Amounts received from customers that have not yet been earned are classified as “Billings in excess of costs and estimated earnings” in our consolidated balance sheets.
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
Consolidation of variable interest entities
     In accordance with ASC 810-10 (pre-codification FIN 46-R, Consolidation of Variable Interest Entities, as revised), we consolidate certain joint venture arrangements, or Union Temporal de Empresas (“UTEs”), as described in Note 8 to our consolidated financial statements. These joint ventures are considered to be variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with ASC 810-10, we consolidate those joint ventures where we are the partner most closely associated with the joint venture.
     Determination of whether a de facto agency relationship exists between us and the other venture partners because of transfer restrictions is based upon the facts and circumstances of each agreement and requires judgment to assess the substance of the restriction, and in particular whether or not the “restricted party” has the ability to realize or manage its economic interest in the UTE and the reasons and economic rationale behind the restrictions placed on that party. A different interpretation or assessment of the restriction may lead to a conclusion that a de facto agency relationship does not exist and may mean that certain UTEs would not need to be consolidated under ASC 810-10.
     Once we have determined that a de facto agency relationship does exist, further judgment is required to identify which party is the primary beneficiary. Under ASC 810-10, as the venture partners in a UTE are exposed to a majority of the UTE’s expected losses and expected residual returns, one of the venture partners must be deemed to be the primary beneficiary and the party in the group that is most closely associated with the UTE is considered to be that beneficiary. This is based on an analysis of all relevant facts and circumstances, including the nature of the relationships between, and activities of, the parties involved. A different interpretation of these facts and circumstances or different assessment of who is most closely associated with the UTE could result in a conclusion that a different venture partner is the primary beneficiary and in that case we would not consolidate that UTE.
     Under the current accounting treatment, total assets coming from these consolidated entities amounted to € 38.4 million and € 90.7 million as of December 31, 2009 and 2008, respectively. Total revenue recognized with respect to these consolidated joint ventures was € 49.2 million, € 68.0 million and € 42.6 million, including € 23.5 million, € 53.6 million and € 29.6 million of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2009, 2008 and 2007, respectively. Total cost of revenues recognized with respect to these consolidated joint ventures was € 48.6 million, € 68.2 million and € 42.2 million, including € 23.4 million, € 53.6 million and € 29.4 million of cost of other venture partners in these arrangements, during the twelve months ended December 31, 2009, 2008 and 2007, respectively.
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
     We apply hedge accounting based on ASC 815 (pre-codification SFAS 133). As a result, forward exchange contracts and interest rate caps and swaps have been designated as cash flow hedges and are recorded at fair value within our consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
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
     The inputs used to calculate fair value of our derivatives are Level 2. These inputs are other than quoted prices (included in Level 1). The used inputs are observable for the asset or liability, either or indirectly through corroboration with observable market data. Our valuation technique to calculate fair value of our forward contracts is based on discounting estimated future cash flows. We estimate future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date. The fair value of our interest rate caps and swaps is determined using inputs other than quoted prices in active markets (i.e. rate of 3 to 12 months both EURIBOR and LIBOR). The valuation of derivative assets and liabilities, and the identification and valuation of embedded derivatives requires the use of considerable professional judgment. These determinations were based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Accounting for Uncertainty in Income Taxes and Deferred Taxes Valuation Allowance
     During the year ended December 31, 2007, we adopted the provisions of ASC 740-10 (pre-codification FIN 48, Accounting for Uncertainty in Income Taxes), which clarifies the accounting for and disclosure of uncertainty in tax positions. ASC 740-10 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. Pre-codification FIN 48 changed the standard of recognition that a tax contingency is required to meet before being recognized in the financial statements. The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and that we may not succeed. Upon adoption of pre-codification FIN 48, we recorded, as a cumulative effect on retained earnings, reserves for uncertain tax positions and related accrued interest and penalties, if any. We will adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes.
     We also record deferred tax assets for tax loss carry-forwards and temporary differences that include allowances for research and development activities, employee training and export activities tax deductions. A valuation allowance is recorded against deferred tax assets when it is more likely than not that such assets will not be recovered in future periods.

Stock-Based Compensation
     As a result of the adoption of ASC 718 (pre-codification SFAS No. 123R), Share-Based Payment, on January 1, 2006, we designated our formula-based stock purchase plan as an equity award plan and started to record as an expense the fair value of the shares purchased by our employees under the plan. As the shares sold under the incentive plan consisted of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by ASC 718 (pre-codification SFAS No. 123R). We chose the modified prospective application transition method allowed by ASC 718-10 (pre-codification SFAS No. 123R). Amounts previously classified under the “deferred stock compensation” caption of the consolidated statements of shareholders’ equity were reclassified to “additional paid-in capital”.
     We also apply ASC 718 (pre-codification SFAS No. 123R) to account for the share acquisition plan established by Abengoa in 2006 related to its shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including members of the senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under ASC 718 (pre-codification SFAS No. 123R), and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date (January 23, 2006), and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).
     Finally, as explained in Note 23, on November 19, 2009 the Extraordinary Shareholder’s Meeting ratified the decision taken by the Board of Directors on June 25, 2009, to amend our Extraordinary Variable Compensation Plan (“the Plan”) in order to allow eligible participants to receive certain of their plan awards in the form of our ordinary shares rather than in cash. At the election of Plan participants, whom had to accept and agree to the amendment at the grant date of June 25, 2009, the amount vested during the first three years of the Plan will be converted, upon termination of the Plan, into such number of shares as is determined by dividing the amount of the original vested cash award by U.S. $18.50, the price paid by us for such shares on September 15, 2009. As a result of this amendment, the amount vested at December 31, 2009, and for which participants elected to receive shares instead of cash, has been accounted for as an equity award plan under ASC 718 (pre-codification SFAS No. 123R). Up to the date of the amendment, we had been recording a provision for such plan based on the vested amounts at each date. Upon amendment of the Plan, the provision recorded for that portion of the plan which will no longer be paid in cash has been reclassified to Additional Paid in Capital in the accompanying consolidated balance sheets. In addition, a valuation of the award was performed at the grant date according to the fair value of the shares on that date, and any difference with the amount previously provisioned for was recorded as additional compensation expense against Additional Paid in Capital. Any portion of the Plan expected to be settled in cash remains as a provision within “other long term obligations” in the accompanying consolidated balance sheets. Finally, the cash award to be vested during the last two years of the Plan will be recorded as compensation expense, against other long term liabilities, according to its vesting period.
Goodwill and Other Intangible Assets
     Goodwill is tested for impairment at least annually at a reporting unit level and written down when impaired. We test goodwill for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. See Notes 12 through 14 to our consolidated financial statements. We have selected December 31 as the date as of which we will perform our annual goodwill impairment tests. No impairments were recognized for the years ended December 31, 2009, 2008 or 2007.
     Other intangible assets represents the cost of developed software and the fair value of intangible assets identified in acquisitions.
     We capitalize the costs of computer software developed or obtained for internal use in accordance with ASC 350-40 (pre-codification SOP 98-1), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and depreciate such software over its useful life using the straight line method, which ranges between two to five years. Software developed to be incorporated into a bundled service solution to be sold, including enhancements that extend or significantly improve the marketability of the original software product, is recorded in accordance with ASC 985-20 (pre-codification SFAS 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.) Under ASC 985-20, costs incurred in creating computer software are charged to expense until technological feasibility has been established and are capitalized thereafter. Capitalized costs are amortized based on current and anticipated future revenue for each software service or solution with an annual minimum equal to the straight-line amortization.
     We have also recorded intangible assets with finite lives in relation to our acquisitions. These comprise customer contract (backlog), both contractual and non-contractual customer relationships, purchased software technology, trade names and in-process research and development. To determine the fair value of intangible assets as of the acquisition date, we rely, in part, upon a valuation report of a third-party expert. We are amortizing the intangible assets over their estimated useful lives which are one to five years for customer contract backlog, two to fifteen years for customer relationships, five to ten years for purchased software technology, five to nine years for favorable leases and five years for trade names subject to amortization. In-process research and development is amortized immediately after acquisition. If our estimates of useful lives were to change, we could be required to accelerate or defer the amortization charge recognized in earnings. We review the carrying value of our finite life intangibles for impairment loss whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability assessment involves considerable estimates of future cash flows in association with recorded finite life intangibles. If these estimates or related assumptions change in the future, we may be required to record impairment charges for our finite life intangible assets.
     Finally, we recorded indefinite-life intangible assets, or brand-names, in the purchase of Telvent Miner & Miner, Telvent Farradyne, Matchmind and Telvent DTN. These “brand name” intangibles are not amortized but are instead tested annually for impairment. See Note 12 to our consolidated financial statements.
Recent Accounting Pronouncements
Accounting Standards Codification
     In June 2009, the FASB issued ASC 105-10 (pre-codification SFAS 168), The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. This Standard establishes the FASB Accounting Standards Codification (“Codification”) as the single source of authoritative U.S. GAAP, superseding all previously issued authoritative guidance. All references to pre-Codification GAAP in our financial statements are replaced with the new Codification topic number and corresponding descriptive title, except for ASC 860-10 & 810-10 (pre-codification SFAS 166 & 167) below, which will remain authoritative until such time that each is integrated into the new Codification.
Accounting Standards issued but not yet adopted
     In September 2009, the FASB issued ASC 860-10 (pre-codification SFAS 166), Accounting for Transfers of Financial Assets, which amends the de-recognition guidance in Statement 140 (ASC 860). ASC 860-10 reflects the Board’s response to issues entities have encountered when applying Statement 140. In addition, SFAS No. 166 addresses the concerns expressed by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by Statement 140 in the wake of the sub-prime mortgage crisis and the deterioration in the global credit markets. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2009. We do not expect the adoption of this Statement to have any effect on its financial position, results of operations or cash flows.
     In September 2009, the FASB issued ASC 810-10 (pre-codification SFAS 167, Amendments to FIN 46-R). This Statement amends to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and (b) the obligation to absorb losses of the entity that potentially could be significant to the variable interest entity or the right to receive benefits from the entity that potentially could be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that has the most significant impact on the entity’s economic performance. This Statement also amends to require additional disclosures about an enterprise’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2009. We currently are assessing what effect, if any, the adoption of this Statement will have on our financial position, results of operations, or cash flows.
     In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”), which amends the revenue guidance under ASC Topic 605, which describes the accounting for multiple element arrangements. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration shall be measured and allocated to the separate units of accounting in the arrangement. ASU 2009-13 is effective prospectively, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.

     In January 2010, the FASB issued ASC 810-10, Accounting and reporting guidance for non-controlling interests and changes in ownership interests of a subsidiary. An entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2009. We do not expect the adoption of this Statement to have any material effect on our financial position, results of operations or cash flows.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     Our research and development expense in 2009, 2008 and 2007 amounted to € 14.1 million, € 19.1 million and € 19.1 million, respectively. We invest in maintenance and enhancement of the existing services and solutions; in development of new services and solutions; and in new research programs to support our strategic position as a company providing IT for a sustainable and secure world in multiple industry segments. Part of our software development effort is capitalized and gets amortized over the economic life of the development. In addition, developments for specific projects/clients are paid for by the respective projects and thus included within cost of revenues.
     Our research and development programs are carried out by our network of services, solutions and competency centers. Product centers provide infrastructure technologies and system architectures that underpin all of our solutions, while competency centers develop high value-added, industry-specific, advanced real-time and business process applications. The competency center applications can be deployed on a stand-alone basis or in concert with product center infrastructure products. As in past years, our product and competency centers continued to allocate substantial investment in pure research that typically utilizes a public funding component and collaborative research with universities, research centers and corporations to increase our know-how on advanced technological solutions to be implemented in future services and solutions.
D. TREND INFORMATION
Energy
Electricity
     We expect that a portion of our revenues and growth for 2010 will be driven by our smart grid solution (“SGS”) suite, a strategic initiative to integrate and deliver highly integrated metering infrastructure, operational and network automation applications for electric utilities worldwide. SGS at Telvent is more than a re-packaging of existing traditional offerings for electric utilities. SGS is a highly integrated, loosely coupled suite of solutions on an innovative, high performance and powerful framework that allows for cost-effective and incremental integration of SCADA, enterprise GIS, outage management (OMS), Meter Data Management (MDM), distribution management (DMS), substation automation, and a smart metering infrastructure. Telvent’s differentiators in this initiative are our common highly secure infrastructure and “backbone” applications leveraging the power of unprecedented integration. As a system integration platform, Telvent’s SGS suite allows for integration of third-party metering, RTU, Customer Information System (CIS), Mobile Workforce Management (MWFM) and other hardware and subsystems to maximize the utility customer’s existing investments. The solution suite responds to key market demands of the North America and Western Europe markets and is poised to help customers take advantage of significant industry regulatory and stimulus incentives. We have already won the first significant Distribution System Demand Response (DSDR) systems in North America to establish similar references to what we have in Europe. We see this experience generating specific interest in our SGS suite in Europe, and Latin America, where we are already well-established.
     An important focus for the year 2009 was to establish ourselves as an innovative and distinctive market player in Smart Grid technology by being awarded high profile projects against traditional competitors. In addition, we believe that in 2010 we can leverage our two world-class Vattenfall AMI and Fortum AMI project references to continue to win significant metering projects. These references should produce growth coming from this sub-segment. Fundamental to our strategy is the continuation of rapid expansion of our user base of key technologies in operations, metering and network automation. The trend of, on the average, one new account a week in one of these technologies has continued and the base is nearing 500 electric utilities. This is well supported by the total pipeline of opportunities in our Electricity sub-segment.
     In addition, and particularly evident in the North American market, perhaps due to the slower than expected stimulus funding rollout, we foresee increasing interest in our advanced DMS technology by utilities. This interest is being driven by the need to embed more intelligence in the network. We expect that trend to be positive since our SGS offers a market-leading DMS technology, well integrated with all the possible Smart Grid initiatives. Likewise, over U.S. $4 billion of stimulus money, announced in the U.S. in 2009, has really yet to be effectively distributed within the utilities in the U.S. Therefore, many utilities that were planning large rollouts of AMI took advantage in 2009 to make major IT improvements in preparation for their pending Smart Grid projects during

2010. This led to substantial growth in our bookings in 2009 and we expect this trend to continue in 2010 as utilities continue to add intelligence to the grid and stimulus fund related projects start to be launched.
     Another area in which we are anticipating growth is the integration of “green” renewable energy either under construction or ready to “connect” to the grid. These initiatives are creating pilots and projects in the geographies we serve. We believe our relevant experience and references in this area are important differentiators and our investment in technology development in IT systems for solar power and wind plant projects, may position us favorably as such projects develop globally.
     Oil & Gas
     In North America, a strong fourth quarter in bookings in 2009 provides an optimistic revenue outlook entering 2010. Our 2009 results were better than expected in our simulation and advanced applications business and we see a continuing focus in this area in the markets of North America and Latin America. We are sensing a real interest in providing services to our customers under the new “software as a service” and “information as a service” business models in the near future, particularly in our portfolio of advanced applications such as power optimization, simulation, training and hydraulic modeling. This model should leverage our North American based world class data centers in Minneapolis, Minnesota and Omaha, Nebraska.
     Our customers in this unit continue to drive toward implementation of new solutions fueled by increased industry and regulatory pressures around cyber-security, public and environmental safety and energy efficiency and conservation in operations. We expect revenues to show a slow start in the first half of the year as projects that were postponed in the downturn come out to the market. Further, strong integration efforts of our pipeline solutions with our downstream retail refined fuels solutions should provide new opportunities in this region.
     In Mexico, our pipeline of opportunities is still strong; we therefore believe it may result in new project bookings in 2010. In the rest of Latin America, we also expect some pending projects to move ahead. We plan to expand our range of traditional midstream services and solutions to include upstream and downstream solutions to continue to grow in this region.
     We believe that prospects in China continue to be strong for 2010, as customers focus on infrastructure investment in response to the challenging energy demands. In Australia, we will continue to leverage our local presence to pursue a growing market in operational and optimization solutions.
     Prospects in the Middle-East and Africa regions continue to be strong. This is due to the low cost of production in the region and continued focus on operational efficiency. We are utilizing our local organization in Abu Dhabi to provide a base for expansion in the region, with both the Gulf States and Saudi Arabia being the target markets.
Transportation
     Our business in Transportation is related to critical infrastructure to be built or improved and maintained through latest technologies. Accurate transit and traffic information will become new added value to increase safety and mobility of people and goods. The transportation market is requesting more and more integrated solutions for traffic and transit, not only for management but also for operations: traffic incident management, emergency management, electronic payment and congestion pricing, fare integration, shared platforms, traveler information and information management.
     After the slowdown experienced in our Transportation activities during 2009, due to the budget constraints of public and private customers, we remain cautious and conservative for 2010 as these factors may adversely affect our future operations. Although stimulus packages were approved in Europe and North America, no funds were actually released for transportation technology projects. We expect these may get released in 2010.
     In Europe, our exposure in Transportation is mostly in Spain. Our expectations for this market are summarized below:
•	Our traffic activity is maintaining a consolidated position. We believe that good opportunities to strengthen our leading position in the urban traffic market may come from the Spanish Local Investment Plan, which is focused on the promotion of public works at the municipalities over the next two years. Traffic safety is still a high priority for the Spanish government and enforcement activities are receiving large investments from national and municipal funds, mainly in violations processing systems. We believe that we have a strong portfolio of integrated urban traffic IT solutions and a well established presence in Spain, which should benefit us to capture new business opportunities.

•	In addition, the railway market is receiving significant investments. We expect the 2005-2020 Spanish Railway Investment Plan, whose aim is to bring railway into urban areas, to create new opportunities in 2010 and going forward, with the construction of new light railway lines and the extension of the existing subway networks which require fare collection systems. In addition, the high speed train market is also on the rise as this is the main area of interest for the Spanish administrators. Our wide-ranging knowledge and expertise in railway traffic management systems and our excellent relationship with ADIF, the Spanish Administrator of Railway Infrastructures, should result in new opportunities related to the investment trend.

•	The Spanish Road Traffic Authority (DGT) has planned significant investments in 2010 in ITS systems and Enforcement Systems (1,500 speed cameras are expected to be installed from 2010 to 2012) that have already showed their effectiveness in improving the traffic safety. This trend is fully aligned with our focus on transportation safety management; we have already implemented several management solution technologies in Spain for the DGT and these new investment plans should represent new business opportunities for us.

•	Spanish Ministry of Public Works, which is trying to achieve European Union safety requirements for tunnel infrastructures, is expected to promote 2010 major investments in tunnel infrastructure renewal projects during 2010, which we expect will give us the opportunity to maintain and reinforce our consolidated position.

•	An evolution of traditional systems installation projects is foreseen for coming years: projects based on management services based on traffic and transit applications. The first steps for approaching a free flow model for tolling systems have been done and we expect this will continue during 2010 and benefit us, since we are able to provide a complete management platform for road and bridge tolling with online, real-time diagnostics of the entire tolling system.
     Elsewhere in Europe, we are managing different ITS projects in Denmark and Ireland, and we are continuing our sales and marketing efforts to position Telvent as a leading technology provider of ITS systems. Likewise, new opportunities are emerging in Central and Eastern Europe, mainly as a result of the boost of investments in infrastructures as consequence of the entry in the European Union of many Eastern countries. The opportunities which may arise in the next few years are mainly in the tolling area, where we are already participating in several technological projects for the implementation of satellite toll systems and congestion charging projects to control access to large city centers.
     In North America, in 2009 the amount of transportation technology funding decreased approximately 10-15% from prior years. This occurred as a result of a downturn in all state general tax revenues and the procurement delays caused by the United States stimulus program. Therefore, we believe that the trend of transportation in North America is directly linked with the financial state-of-the-union for the transportation industry in 2010. Key factors to take into account during 2010 that would be considered as indicators of better years to come include:
•	Discussions of increased state taxes — indicating an effort to raise additional funds allowing retained transportation funds to be released.

•	Continuing Resolution Bill for transportation — allowing federally funded transportation projects to continue to be funded past the expiration of the previous highway bill.

•	Additional transportation funding from the general fund.

•	Potential 2010 American Recovery and Reinvestment Act (ARRA), part 2, stimulus funding for transportation.

•	Passing of the next transportation highway bill — At approximately $500 billion, the new highway bill will set a new foundation for transportation in the next decade.

•	The Transportation Investment Generating Economic Recovery (TIGER) grant awards — the type of projects to be funded from this $1.5 billion fund awarded to companies will directly impact the transportation technology market. On February 17, 2010, the U.S. Department of Transportation announced the TIGER fund awards. Our view is that many of the funds will go to finance projects related to bridges, transportation buildings, lane expansions, bicycle, pedestrian, freight and other non-technology projects, however, funds appear to be “seed money” and matched with other funds to create a greater opportunity. Many transit projects awarded with TIGER grants fit well into our Transit Signal Priority (TSP) business and traveler information, as well as several rail projects and several roadway projects with small ITS components. We continue to work with our clients to pursue these and other transportation technology projects.
     We believe that traffic in the United States. is evolving to a transaction management systems based on traditional transportation systems for tolling, congestion pricing, enforcement, back-office, etc. We believe that the Open-Road-Tolling (ORT) market has strong initiatives for 2010, representing approximately a $150 million market opportunity in the United States. The Contained Transportation Networks for special small areas with independent transportation systems are beginning to appear as a new niche for the Automatic Traffic Management Systems (ATMS). Finally, we expect that our 511 traveller information projects will continue and evolve to a hosted solution for some DOTs.
     In Latin America, several countries (such as Brazil, Argentina, Colombia and Mexico) are starting to implement new road safety investment plans, mainly based on the Spanish national enforcement plan experience, in which we have actively participated. In addition, other countries (such as Venezuela, Mexico and Brazil) are expected to continue developing their national railway investment plan, with the renewal and construction of new railway infrastructures, which we believe represents new market opportunities for us in this region. Specifically, we are managing different Urban Traffic Systems in Brazil, Argentina, Panama, Mexico and Dominican Republic, where we expect recurrent contracts and at the same time new opportunities are emerging in Colombia, Peru and Ecuador. In addition, Brazil has recently approved the discussion about the financial model for the high speed line between Rio de Janeiro and Sao Paulo, Brazil. Finally, we believe that our growing and solid position in the Mexican maritime sector should facilitate our participation in several new maritime projects in other countries.
     In the Asia-Pacific region, we forecast investment in urban development that will provide opportunities in traffic control systems. We believe that the renewal and extension of China’s railway network has become a priority for the Chinese government, which may provide opportunities in this region. Other countries, such as Malaysia, Vietnam or India are involved in strong investment processes in new road infrastructure construction during the next few years, which may provide us the opportunity to strengthen our market position in mobility management solutions. In addition, India has planned large investments in new transportation infrastructures, which not only include road infrastructures but also railway network construction, which should represent new market opportunities for us.
     In the Middle East and Africa region there is a clear long-term infrastructure investment strategy that is defining transportation plan, roads and railways, and to capture those opportunities we have established a local office in Saudi Arabia, which is giving us the opportunity to participate in all those new projects in the region. We are currently carrying out several railway and maritime projects awarded by local governments in North Africa and we believe this may represent a significant opportunity for future growth in the region.
Environment
     During 2009, we updated and strengthened our technological solutions and competences. The slowdown in the world economy impacted our business in 2009. However, we believe the business prospects we have built up in our pipeline of identified short-term opportunities, along with our solid backlog, should result in revenue growth in 2010.
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
     We expect that developed economies will continue incorporating technology for improving efficiency, thus meaning preventing, detecting and ultimately reducing water leakage, and optimizing energy consumption. In addition, growth is also expected in regions where lack of water is becoming more and more a big issue, such as the Middle East and North Africa regions. However, we believe Latin America still remains an uncertain market in terms of real opportunities.
     We believe our wide experience in water related projects combined with our proven technical capabilities make us one of the few companies with both the technologies and the business knowledge necessary to understand water utilities as a whole. We believe this global vision allows us to provide these utilities with truly integrated solutions to help them to optimize their operations and business performance levels.
     Moreover, we expect our geographically well distributed workforce to provide us with access to new projects in key geographies. Specifically, since the acquisition of DTN Holding Company, Inc. in October 2008, we have reinforced access to a broad base of public entities in the United States, which should result in an increase in our market share in North America.
     We also believe that the increasing occurrence and severity of hydrologic events, driven by climate change, along with our proven technologies for hydrological monitoring and early warning systems, should result in business opportunities in the hydrology market.
     In addition, we believe weather is becoming more and more a key driver for many businesses. We believe that more accurate and timely weather information may result in significant improvements in efficiency and management across a broad range of applications. We will continue leveraging our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety.
     We think that we now maintain a favorable position in the business due to the combination of our weather observation with our weather forecasting capabilities. There is still a large area for developing synergies between our Weather unit and all other segments currently served by Telvent. Expanding weather integration into Telvent solutions for Aviation, for Traffic Management Systems, and for Energy Smart Grid solutions should result in growth opportunities.
     Finally, we expect that the environmental business will be driven in the mid-term by several conditions happening in the world, such as climate change and its main consequences; terrorist threats; increased energy regulations and quality standards; privatization and liberalization; and increasing efficiency through technology, among others.
Agriculture
     During 2009, our premium subscription services business experienced growth despite the difficult economic environment driven primarily by continued movement of our customers up the value chain, with emphasis on new proprietary content and data for both crop marketing and managing input prices. Additionally, our electronic grain trading initiative experienced significant growth, with the number of bushels transacted nearly tripled from 2008 to 2009, along with progress against all key metrics. Sales productivity and retention of customers experienced some pressure driven primarily by economic conditions but showed strong improvement in the second half of 2009. We expect to see this trend continue into 2010, with increased growth in revenue and sales productivity while retention remains strong.
     Our Progressive Farmer farm publication experienced a decrease in overall revenue during 2009 driven almost exclusively by a reduction in national advertising (truck and ATV manufacturers primarily). Despite the difficult environment, our positioning as a core commercial agriculture publication and our commitment to industry-leading content continues to resonate with key agriculture advertisers. We expect to see recovery in the national advertising markets and this, in conjunction with our ongoing progress with key agriculture advertisers, should drive top-line revenue growth in 2010.
     Our agriculture trading and risk management solutions activity during 2009 was driven by increased market volatility and a strengthening of proprietary agriculture content. Our focus for 2010 remains on deepening and further differentiating our solutions to broaden our role in the agriculture supply chain, and we expect this to translate into growth for 2010.
Global Services
     According to our different business activities, we find the following trends and opportunities for 2010:
     Business Consulting
•	Opportunity to expand in Latin America and North America our consultancy offer: our business consulting practice in Brazil is growing in size and we expect to increase business in this country during 2010. Brazil is one of the most dynamic economies around the world and there are several opportunities for Telvent to offer our Consulting business to a large range of customers. Additionally we want to expand our geographic reach by capitalizing on our existing reputation in other countries where we currently offer these services and solutions, like Mexico and the United States.

•	Open innovation through alliances: we believe this activity will be the key to the future growth of our business. We think that innovation is one of the main enablers of competition in this market and the only possible means of survival for organizations, which must innovate in order to gain differentiation. The technologies available in the IT sector have an enormous potential to help other enterprises in this innovation process. We believe that joining efforts with our partners, and forging alliances with the main players of the sector, will generate the necessary synergies and economies of scale to move forward innovation in our organization.
     Integration and development
     Public sector investments. We foresee public investments with the main purpose of reactivating the economy in Spain and many other countries. We expect specific growth in three areas:
•	Government: We are well-positioned to provide solutions in all the areas of citizen’s electronic access to public administration. We empower more than 2,500 municipalities in providing a secure access to their electronic procedures serving a population of more than 30 million people.

•	Homeland Security: We believe this is an area with significant opportunities for growth. We are currently identifying opportunities in several countries due to the need of more control in the immigration process.

•	Healthcare: The improvement of the healthcare systems in many regions, such as Latin America, where we already have a strong presence, can increase our business activity in this area.
     Outsourcing
     IT technologies are unavoidable for cost-cutting and redefining business processes. The global economic crisis is making enterprise-wide cost reduction through the whole enterprise a priority. We anticipate that outsourcing of some of the enterprise-critical technological infrastructures can also represent an opportunity for cost cutting.
•	CAPEX can be turned into OPEX with outsourcing. The current economic situation is forcing businesses to lower fixed costs of operations and management in ICT. Enterprises want to have predictable operating costs while looking towards increasing their global efficiency and reducing their OPEX in ICT. For many, the obvious solution is outsourcing. We believe that outsourcing could be a market that grows during times of crisis. In addition, we think that business process outsourcing (BPO) is a new outsourcing line of business with a strategic intent to expand customer relationships and capture one hundred percent of IT-related spending.

•	Nearshoring. Some Eastern Europe countries are evolving as a nearshore location for Western European clients because of proximity and language skills. These same advantages might apply to our business due to our proficiency with such a universal language, such as Spanish, and our software factories network around the world (Uruguay and Brazil) and in Spain (Avila, Seville, Segovia, Coruña, Madrid, Leon and Vigo).

•	Cloud Computing. We believe this represents our technological future. In accordance with Gartner’s predictions, Cloud Computing will be one of the deepest changes in IT evolution in the next ten years. Companies around the world may consider this alternative to avoid risks, save in the cost of licensees, improve their flexibility and scalability, have high availability and allocate their information around a whole network of data centers, although we do not believe Cloud Computing will be widely adopted by enterprises during 2010.
     IT Infrastructures management
     New technologies for data centers: Virtualization, SaaS and SOA. We believe that virtualization is a first step towards eco-efficiency and towards service-oriented data centers, where companies will go from managing infrastructures to managing services. We believe that this trend will define the data center market in the following years. The convergence of these three technologies: virtualization, software as a service and service oriented architecture (SOA) will result in an IT dynamic infrastructure that should help align technology and businesses.
E. OFF-BALANCE SHEET ARRANGEMENTS
Guarantees
Performance Guarantees
     In the normal course of business, we provide performance guarantees in the form of performance bonds to customers that secure our fulfillment of the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. We request similar bonds from our sub-contractors to mitigate this risk. The guarantees are generally not drawn upon, as we usually successfully complete the contract or renegotiate contract terms.
Financial Guarantees
     As of December 31, 2009, we maintained the following guarantees (amounts in thousands of euros):

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€246,977	€26,835	€—
Financial guarantees	19,300	—	—

	€266,277	€26,835	€—

     Financial guarantees include € 16.3 million corresponding to stand-by letters of credit signed in connection with our acquisition of DTN Holding Company, Inc., as described in Note 13 to out consolidated financial statements.

     The maximum potential payments represent a “worse-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset our company’s payments under guarantees.
Warranties
     We provide warranties in connection with all of our sales contracts, except for housing, hosting and maintenance contracts and information and electronic communications services. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, we have not incurred any material unexpected costs associated with servicing our warranties.
Commitments
     As described in Note 6 to our consolidated financial statements, our subsidiary, Telvent Outsourcing, has an ownership stake of 15% in S21 Sec with a carrying value of € 5.6 million (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to us on or before October 31, 2010, conditional upon us or any other company of the Abengoa Group investing € 15 million in the territory of Navarra. We do not have the obligation or intent to make such investments, in which case NGA could still have the option to sell the 10% stake of S21 Sec to us at a price not to exceed € 3.9 million.
     On April 27, 2007, our subsidiary, Telvent Traffic, completed the acquisition of 100% of the shares Telvent Caseta. The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. There is an overall limit of U.S $20.7 million on the aggregate purchase price. We are not required to make any future payments that would cause the aggregate purchase price to exceed that limit. As of December 31, 2009, the total payments made for this acquisition amounted to U.S. $12.5 million and our best estimate of the potential additional earn-out payments under this agreement amounted to U.S. $0.7 million as of this date.
     Also as described in Note 13 to our consolidated financial statements, in October 2008 we completed the acquisition of 100% of the shares of DTN Holding Company, Inc. for a purchase price of U.S. $250.9 million (€ 187.7 million) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of Telvent DTN who are Telvent DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on Telvent DTN achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011. We estimate the total amount of the earn-out to be approximately U.S. $8.1 million (€ 5.6 million). See Note 13 to our consolidated financial statements for complete details on the commitments assumed in this acquisition.
     As described in Note 7 to our consolidated financial statements, we and the DMS Group formed a limited liability company joint venture, Telvent DMS, LLC for the purpose of services and solutions development. Telvent Energia agreed to make a total investment of € 6.1 million related to the joint venture. As of December 31, 2009, € 5.1 million of this committed investment was made (€ 4.1 million during the fiscal year ended December 31, 2008 and € 1.0 million during the fiscal year ended December 31, 2009). We are committed and obligated to make payments of the remaining € 1.0 million by April 30, 2010.
     As described in Note 20 to our consolidated financial statements, on February 3, 2009, our subsidiary, Telvent Farradyne signed an asset purchase agreement pursuant to which it acquired certain of the assets of Northern Lakes Data Corp. (“NLDC”). The purchase price for these assets was U.S. $1.5 million. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which we will pay a total of U.S. $2.0 million through four installments payable every six months starting July 1, 2009 and an additional contingent payments of up to U.S. $0.5 million. In addition, Telvent will pay NLDC additional commission payments up to a maximum of U.S. $5.0 million in respect of contract bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems. As of December 31, 2009, our best estimate of the potential payments under these agreements amounted to U.S. $3.3 million (€ 2.3 million). As of December 31, 2009 we have recorded a liability of U.S. $2.6 million (€ 1.8 million) corresponding to the present value of such obligation in our consolidated balance sheets. Amounts have been recorded taking into consideration the probability of such payment.

     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     As of December 31, 2009, we had the contractual obligations set forth in the following table:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(Euros in thousands)
Contractual Obligations
Long-term debt	€188,823	€17,621	€162,942	€8,260	€—
Short-term debt	97,335	97,335	—	—	—
Deferred and contingent payment on acquisitions	19,132	1,695	17,437	—	—
Capital lease obligations	21,865	8,822	13,043	—	—
Operating lease obligations	143,279	25,201	63,405	54,673	—
Reserve for uncertain tax positions	3,586	—	—	—	3,586
Other long-term obligations	9,257	764	2,734	3,673	2,086
Purchase obligations	100,398	99,143	1,255	—	—

Total contractual obligations	€583,675	€250,281	€260,816	€66,606	€5,672

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
     Deferred and contingent payment on acquisitions includes € 16.3 million related to the acquisition of DTN Holding Company, Inc. As described in Note 13 to our consolidated financial statements, in October 2008, we completed the acquisition of Telvent DTN for a total purchase price of U.S. $250.9 million (€ 187.7 million), including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of Telvent DTN who were Telvent DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. At the closing of the acquisition, we deposited two stand-by letters of credit into escrow in connection with this acquisition, to secure the deferred payment to employee stockholders mentioned above and to secure ten percent of the cash consideration received by sellers that are not designated as employee stockholders. As of December 31, 2009, the amount outstanding of these two stand-by letters of credit amounts to U.S. $23.5 million (€ 16.3 million) and is recorded as a liability in our consolidated balance sheets, as described in Notes 13 and 18 to our consolidated financial statements
     In addition, Deferred and contingent payments on acquisitions includes € 1.0 million related to the joint venture agreement with the DMS Group LLC based in Serbia, and estimated amounts of € 1.8 million related to the acquisition of certain assets of Northern Lakes Data Corp and € 0.5 million related to the acquisition of Caseta (see Notes 7, 13 and 20 to our consolidated financial statements).
     Capital lease obligations include the amounts owed to third parties in connection with facilities, equipment and machinery acquired under capital lease arrangements. Capital lease obligations also include € 16.1 million corresponding to the agreement signed by our subsidiary, Telvent Housing, for the sale and lease-back of certain equipment located in four data centers in Spain. Operating lease obligations include the amounts owed on leases for corporate buildings. Operating and capital lease obligations are more fully discussed in Note 20 to our consolidated financial statements.
     As we describe in Note 2 to our consolidated financial statements, the reserve for uncertain tax positions corresponds to the provision we recorded upon application of ASC 740-10 (pre-codification FIN 48) and to the amount resulting from the integration of DTN Holding Company, Inc.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
     On March 16, 2010, our directors and senior management were:

			Expiration of
Name	Age	Position	Director Term
Manuel Sánchez	46	Director, Chairman and Chief Executive Officer	2015
HRH Carlos de Borbón	73	Director	2015
Miguel Cuenca	62	Director	2015
Eduard Punset	73	Director	2015
Javier Salas	61	Director	2015
José B. Terceiro	66	Director	2015
Cándido Velázquez-Gaztelu	74	Director	2015
Bernardo Villazán	50	Director	2015
Emilio Cassinello	73	Director	2015
José Manuel Fernández Norniella	64	Director	2015
Javier Castrillo Penadés	45	Director	2015
Marta de Amusátegui y Vergara	45	Director	2015
José Montoya	63	Deputy Chairman
Javier Garoz	40	Chief Operating and Corporate Development Officer
Bárbara Zubiría	34	Chief Accounting Officer & Head of Investor Relations (Principal Financial and Accounting Officer)
Manuel Fernández Maza	36	Chief Finance Officer
Carmen Rodríguez	39	Chief Audit Officer
Lidia García	36	Legal Counsel
Aránzazu Caja	36	Director of Human Resources
Larry Stack	57	President — Energy
Ignacio González	42	Executive Vice President — Energy
José I. del Barrio	47	President — Transportation
José María Flores	48	Executive Vice President — Transportation
Cristóbal Ramos	49	Executive Vice President — Environment
Carlos Delgado	43	President — Global Services
John Leiferman	52	President — Telvent DTN (Agriculture)
Dave Jardine	67	Chairman and President — North America
Marcio Leonardo	58	Chairman — Brazil
Luis Rancé	67	Chairman — Mexico
Dai Yue	46	Chairman — China
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
     Javier Salas — Director since November 2000 and Chairman of the Audit Committee. Mr. Salas was General Manager of Corporate Management at the National Industry Institute (INI) from 1988 until 1990 and was later promoted to President. He was Chairman of Iberia Airlines of Spain from 1993-1995. At present, he is Chairman of the Board of Koine Inversiones 2009, S.L. and a board member of several companies including Red Eléctrica Corporacion, (electricity transmission and operation), GED Iberian Private Equity SGERC (private equity), and GED Capital Development, S.A. (venture capital). He is the chairman of the Audit Committee of Red Eléctrica Corporacion, A since 2005. He serves as the President of “Fundación Entorno” (Environment) and is a director partner of Saga Servicios Financieros, S.A. (financial services). Mr. Salas has an Economics degree from University of Málaga, Spain.
     José B. Terceiro — Director since November 2000. Mr. Terceiro is a Professor of Applied Economics at the University Complutense of Madrid. Mr. Terceiro is Chairman of the Board of Bioetonal Galicia, S.A. and is a Board Member of the Prisa Group, Abengoa and Iberia Airlines of Spain. He previously held several Spanish government offices, including Undersecretary of the Cabinet Office, General Director for Libraries and Books, the National Education Advisor and Vice-President of the Center for Constitutional Studies. He was a member of the Economic and Social Council of Spain. In addition, Mr. Terceiro has also been a Professor at several other universities in Spain and abroad, including the Universidad de La Havana and he developed the program of the North-American Universities for the University of Madrid. From 1983 until 1999, Mr. Terceiro was the advisor of the Academic Board of the Royal College Complutense at Harvard. Mr. Terceiro holds a PhD in Economics from the University Complutense of Madrid.
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
     Emilio Cassinello — Director since May 2005 and a member of the Audit Committee. Emilio Cassinello Aubán, career diplomat, Ambassador of Spain, is at present the Director General of the Toledo International Center for Peace, President of the European Peacebuilding Liason Office (Brussels) and Member of the Institutional Council of Casa Sefarad/Israel (Madrid). In the Ministry of Foreign Affairs, he has served as Assistant Director General for Africa, Director General of Organizations and International Conferences, Director General of Latin America Political Affairs, and Director of the Foreign Policy Planning Staff. He has acted as Commercial Counselor and Chargé d’ Affaires in the Embassies of Addis Ababa and Dar es Salaam, Cultural Counselor in Mexico, and Spain’s Ambassador in Angola (1978-79) and Mexico (1982-85). He was President and Chairman of the State Corporation for the

Universal Exposition of Seville 1992 (1986-1991), and Commissioner General (1991-1993). He was also General Consul of Spain in New York (1998-2003) and Ambassador at large for North American Affaires (2003-2004).
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
     José Manuel Fernández Norniella — Director since May 2007 and a member of the Audit Committee since January 2008. Mr. Fernández Norniella has worked as General Director of Administration of ABB, Vice President of Aldeasa, Chairman of Azucarera Ebro, Chairman of Ebro Puleva, Honorary Chairman of Ebro Puleva’s Group, Vice President of Iansa, Councillor of Argentaria, ENAGAS and Endesa. At present, he is member of the Councils of Iberia and Caja Madrid, and he is Vice President of Chilectra. José Manuel Fernández Norniella has also been a Councillor elected by the Parliament in RTVE, National Deputy for Madrid in the V and VI legislatures, Secretary of Estate of Comerce, Tourism and Small and Medium-sized Enterprises (SMEs), and Chairman of the Council of the Chambers of Commerce of Spain. He holds a degree in engineering from the Universidad Politécnica (Madrid - Spain).
     Javier Castrillo Penadés — Director since 2010. Director of Retail Banking for Banco Santander. He has worked for Banco Santander since 2004, serving as a Manager in various departments. Prior to working for Banco Santander, he worked 14 years for Mckinsey & Company, the last six years as a partner. Mr. Castrillo Penadés holds a degree in Engineering from the Universidad Pontificia de Comillas (Madrid) and holds an MBA from INSEAD (Fontainebleau-France).
     Marta Amusátegui y Vergara — Director since 2010. Partner of AILARA, an independent consulting firm, and has been in charge of Corporate Finance and Mergers & Acquisitions since 2008. Prior to working with AILARA, she worked for Bank of America, N.A., Branch in Spain from 2003 to 2008 in the positions of General Manager, Country Executive Officer and Managing Director of Corporate and Investment Banking. She also worked as Executive Director of Lehman Brothers in London from September 2001 to October 2002, and Executive Director for UBS Warburg from February 1996 to August 2001. Previously she was a consultant with McKinsey & Company from February 1992 to December 1995. Ms. Amusátegui y Vergara is a member of the Board of Directors of Eland Private Equity, S.G.E.C.R., S.A. and a member of the Advisory Committee of Banco Etchevarría, S.A. She holds a degree in Engineering from the Universidad Pontificia de Comillas (Madrid) and an MBA from INSEAD (Fontainebleau-France).
     Jose Montoya - Deputy Chairman of Telvent. Prior to his appointment as Deputy Chairman of Telvent, Mr. Montoya served as the President of Transportation from January 2007 until February 2010. From 1989 until December 2006, Mr. Montoya held the position of Vice President of Transportation. In 2007 he was appointed President of Transportation. Mr. Montoya held the position of Vice President Transportation. Currently, he is a member of the board of directors of several of our subsidiaries. He is also the Vice-Chairman of the Spanish Traffic Organization (PEMTRA); Vice-President of the Spanish Road Association and a member of the Road Safety National Council, to which he was appointed by the Department of the Interior of Spain. Mr. Montoya graduated in engineering from the Universidad Politecnica de Linares and also holds an MBA from lESE (Madrid, Spain).
     Javier Garoz - Chief Operating and Corporate Development Officer. From 2002 until December 2003, Mr. Garoz assumed the position of Manager of the Environmental Division in Seville. He joined Telvent in 2001, holding several positions in sales and management. He had worked for 20 years in several international and national businesses occupying different management positions. Javier Garoz has a bachelor’s degree in marketing and commercial management through ESIC. He has completed the Program of Management Development through IESE.
     Bárbara Zubiría — Chief Accounting Officer (Principal Financial and Accounting Officer) & Head of Investor Relations. Chief Financial Reporting Officer since October 2006, Head of Investor Relations since March 2008 and Chief Accounting Officer since November 2008. From April 2005 to October 2006, Ms. Zubiria served as our Chief Audit Officer. Before joining Telvent in 2005, Ms. Zubiría worked as a manager in the Global Offering Services (GOS) group of Deloitte & Touche in Madrid, Spain, focusing on U.S. and international reporting and SEC compliance. She also worked as a financial auditor for 3 years, both for Arthur Andersen in Miami, Florida and then in Madrid, and for KPMG in Miami. Ms. Zubiría earned a Bachelor of Business Administration, cum laude, with a specialty in accounting, and a Master of Science (Accounting and Auditing) from Florida International University (FIU) in Miami, Florida. She is licensed as a Certified Public Accountant (CPA) by the State of Florida. She also completed an Executive Management Development program from IESE Business School.
     Manuel Fernández Maza — Chief Finance Officer. Mr. Fernandez, current Chief Finance Officer of Telvent, joined Telvent in 2003 as Financial Director. Since September 2006, Mr. Fernandez held the position of CFO of Telvent North America, which included Telvent’s four subsidiaries in the United States and one in Canada. Prior to joining Telvent, Mr. Fernandez spent five years in different areas and companies within Abengoa: Financial Director of Teyma Abengoa (Argentina) and Abengoa Chile, Financial

Controller of Abengoa Mexico, and Audit and Consolidation Department of Abengoa. Mr. Fernandez holds a Bachelor of Business Administration from Seville University, Spain, and an Executive MBA from IESE Business School in Madrid, Spain.
     Carmen Rodríguez — Chief Audit Officer. On October 17, 2006, Ms. Carmen Rodríguez was appointed by the Audit Committee as the Director of Internal Auditing. Ms Rodríguez has been in charge of internal auditing for us since 2003. Ms. Rodríguez joined Telvent in January 2002 as an Internal Auditor. In September 2003, she was promoted to the position of Internal Audit Manager and has been working in the implementation of Telvent’s system of internal control over financial reporting for the last years. Prior to joining Telvent, Ms. Rodríguez worked for three years in the tax practice of PricewaterhouseCoopers in Madrid, Spain. Before that, from 1996 to 1999, Ms. Rodríguez worked in the Financial Department of Visa. Ms. Rodríguez holds a bachelors degree in Business Administration and Economics from the CEU University of Madrid. In addition, she has a Masters Degree in Taxation from the Instituto de Empresa (Madrid, Spain).
     Lidia García — Legal Counsel. Ms. García joined Telvent in 2000 as Legal Counsel for Telvent Tráfico y Transporte, S.A. She held this position until 2005, when she was appointed Risk Manager for Telvent, a position that she held until 2006, when she was appointed Legal Counsel of Telvent. She has held the position of Secretary of the Board of several companies within Telvent, including her current position as Secretary of the Board of Telvent GIT, S.A. since June 2006. Prior to joining Telvent, Ms. García worked in the Committee on External Economic Relations of the European Parliament, in Brussels. Ms. García graduated with a degree in Law from the University of Complutense of Madrid (CEU). She also holds a Diploma in European Union Law from the “College des Haute études Européens” from the Pantheon Sorbonne University in Paris. She is member of the Madrid Bar Association since 1998.
     Aránzazu Caja — Director of Human Resources. Ms Caja joined us in October 2000. Starting her professional career in the department of Human Resources of Abengoa. In January 2007, she was named Director of Human Resources of Telvent and the Nominating and Compensation Committee Secretary. Her previous professional background activities were carried out in companies like Amena where she focused her interests in management and organization of human resources. Ms. Caja holds a Bachelor degree of Psychology from the Comillas University.
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
     Ignacio González — Executive Vice President, Energy. Mr. González joined us in 1990 as a Project Engineer participating in key control systems projects. From 1995 to 1998, he worked as an engineer and Project Manager for the Electric sub-segment Sector. In 1998, he was promoted to the position of International Proposals Department Manager, which he held until 1999, when he was named Telvent Mexico’s General Manager. In 2002, he was named General Manager of Telvent Energía y Medio Ambiente. In 2006 he was appointed as Executive Vice President Electricity & Environment. In January 2007, he was appointed Executive Vice President — Energy. Mr. González holds an honors degree in Industrial Engineering, with a specialization in electricity, from Seville University and an MBA from Institute San Telmo (Seville).
     Jose Ignacio del Barrio - President — Transportation. Prior to being appointed President of Telvent Transportation, Mr. del Barrio served as the President of Global Services. Mr. del Barrio joined Telvent in 1988 as a Project Manager for large-scale strategic projects in Africa and Latin America in the Communications Division and was later promoted to Director of the International Department. In 1993, Mr. del Barrio was named Telvent Mexico’s General Manager. After three years in Mexico, he took the position of Sales and Marketing Director of Telvent Energía y Medio Ambiente S.A. and in 1998 he was named Managing Director of the Communications Division. In 2001, he was named Telvent’s General Manager, where he founded and held executive positions in Telvent Housing, Telvent Datahouse and Telvent Interactiva. Mr. del Barrio graduated with a degree in Telecommunications Engineering from UPM (Madrid, Spain) and holds a degree from the Business Administration Program from IESE (Barcelona, Spain).
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

     Cristóbal Ramos — Executive Vice President, Environment. Mr. Ramos, our current Executive Vice President Environment, previously served as our Environment Operations Vice President from 2007 through May 5, 2009. Mr. Ramos joined us in 1988 as a software engineer. Since 1990, he worked as a Project Leader and Project Manager in our SCADA software/systems development projects. Mr. Ramos became Manager of the Meteorology Department within Telvent Energy and Environment in 1998 and was named Director of the Environment Division in 2003. Mr. Ramos holds a degree in Industrial Engineering from Seville University, Spain. He also holds an MBA from the Instituto San Telmo in Seville, Spain.
     Carlos Delgado - Mr. Carlos Delgado, previously Executive Vice President of Global Services, has assumed the responsibilities of President of Telvent Global Services. Mr. Delgado held the position of Executive General Manager of Matchmind for eight years, since it was incorporated in 2002. From 2000 until December 2001, Mr. Delgado served as Vice President of Technologies and Utilities in Cap Gemini and was a Member of the Spanish Executive Committee. Previously, he spent some of his career as Manager at E.D.S, Multinational Company of Consultancy and Information Technologies Service. From October 1989 until December 1993, Mr. Delgado worked for Banesto Group.
     John Leiferman — President of Telvent DTN. Mr. Leiferman, current President of Telvent DTN, joined Telvent DTN in 1996 and has served in many capacities throughout his career. Prior to his appointment as President, Mr. Leiferman served as both the Chief Operating Officer and Chief Financial Officer. Mr. Leiferman holds a Bachelor of Science in Business Administration from the University of Nebraska and is a Certified Public Accountant.
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
B. COMPENSATION
Senior Management and Director Compensation
     For the year ended December 31, 2009, we paid aggregate directors’ fees plus meeting allowances and consulting fees of approximately € 0.6 million to our directors and we paid aggregate compensation (including salary and bonus) of € 5.7 million to the nineteen members of our senior management listed above. These figures include accruals for contingent or deferred compensation.
Certain Transactions and Relations
     During 2009, H.R.H. Mr. Carlos de Borbón received € 46,961.96 in consulting fees from Telvent Corporation, S.L.
Formula-Based Stock Compensation Plan
     Under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa, before our IPO, to buy our ordinary shares from Abengoa. Such purchases were financed by bank loans guaranteed by Abengoa, and the ordinary shares purchased by the participating employees are pledged as collateral to the lenders. In addition, the participating employees and Abengoa entered into call option agreements that provided that Abengoa, in certain circumstances (including certain events of non-continuation of employment), was entitled to buy back the employees’ shares at a price equal to the amount paid by the employee, plus the interest on the loan guaranteed by Abengoa in favor of the employee.
     The ordinary shares sold under the stock purchase plan contained certain performance and vesting features. As of December 31, 2009 and 2008, all shares granted under this Plan were fully vested.
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
Abengoa Stock Purchase Plan
     On February 2, 2006, Abengoa implemented a Share Acquisition Plan, which was approved by the Board of Directors of Abengoa on January 23, 2006. The plan is for members of the senior management of Abengoa and its subsidiaries, including us and our subsidiaries (collectively, the “Abengoa Group”), under which the participants in the plan will be entitled to purchase shares of Abengoa. Our Nomination and Compensation Committee and Board of Directors approved participation in the plan by members of our senior management on January 19, 2006.
     The material terms of the plan are as follows: members of the senior management of the Abengoa Group, including 12 employees of Telvent, of which 10 belong to Telvent’s current senior management team, are eligible to participate in the plan. These 10 members have purchased 373,400 shares of Abengoa, which represents less than 1% of the equity of Abengoa all together.
     Each participant involved in the plan has utilized the proceeds of an individual bank loan secured or guaranteed by Abengoa and excluding the personal responsibility of the participants pursuant to Article 81.2 of the Companies Act (Spain) to acquire shares of Abengoa that are already issued, at the current market price, during the first and second quarter of 2006, in accordance with the Stock Exchange Act (Spain). The bank credit has been obtained for a total amount of € 12.3 million (including expenses, commissions and interests) and is to be paid over a period of five years and six months. Each participant has pledged the Abengoa shares acquired under the plan to the bank, without recourse to the participant. The shares have been purchased by the bank for the participants, and the acquisition cost for all participants have been the average acquisition price, plus associated costs, for all of the shares purchased under the plan for all participants.
     The duration of the plan is five complete financial years (2006 — 2010) plus six months (until June 30, 2011). The plan is based on the annual accomplishment by the participant of annual management objectives set for the participant by management of the company with which the participant is employed. If the annual objectives are not met by the participant, the bank may sell a percentage of the shares as follows: 2006 (30%), 2007 (30%), 2008 (15%), 2009 (15%) and 2010 (10%). A participant may not transfer, sell, borrow against or otherwise dispose of the shares before July 1, 2011. At the end of the five-year and six-month term of the plan, if the amount realized on a sale of the shares does not entirely cover the amount of the loan and costs and taxes on capital gains, Abengoa will compensate the participant with the necessary amount to meet the total amount required. In addition, the plan permits Abengoa to repurchase the shares from a participant on the occurrence of certain events, such as death, disability, or retirement of the participant or termination of the employment of the participant.
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
     On November 19, 2009, the shareholders of Telvent, at the Extraordinary Shareholder’s Meeting, ratified the decision taken by the Board of Directors on June 25, 2009, to amend the Extraordinary Variable Compensation Plan, in order to allow eligible Participants of the Plan to receive certain of their Plan awards in the form of the Company’s ordinary shares rather than in cash. At the election of Plan Participants, who had to accept and agree to the amendment at the grant date of June 25, 2009, the amount vested during the first three years of the Plan will be converted into such number of shares as is determined by dividing the amount of the original vested cash award by U.S. $18.50, the price paid by Telvent for such shares on September 15, 2009. Until the Plan fully vests on December 31, 2011 and the calculation and the payment of the benefits under the Plan occurs (no later than June 30, 2012), the shares will be held as treasury shares in the Consolidated Balance Sheets in our consolidated financial statements, and will be treated as issued, but not outstanding. The cash award to be vested during the last two years of the Plan will be recorded as compensation expense, against other long term liabilities, according to its vesting period. After this amendment, the amount available for distribution in cash is € 5.8 million.
C. BOARD PRACTICES
Responsibilities and Terms
     Under Spanish Law, the board of directors of a Spanish corporation is responsible for management, administration and representation in all matters concerning our business, subject to the provisions of our bylaws and resolutions adopted at general shareholders’ meetings by a majority vote of the shareholders. A majority of our board consist of independent members under applicable NASDAQ listing standards appointed from outside of our company. Six of our ten current directors (Messrs. Cuenca, Punset, Salas, Villazán, Cassinello and Fernández) are independent under applicable NASDAQ listing standards.

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
Audit Committee
     Our Audit Committee, which we established in January 2003, reports to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relative to the adequacy of our internal accounting controls. At this time, our Audit Committee is responsible for the oversight of our relationship with Abengoa, including the approval of the terms and conditions of transactions between Abengoa and us. The members of the Audit Committee are Messrs. Salas, Fernández and Cassinello, all of whom are independent in accordance with NASDAQ’s listing standards and the independence requirements of the SEC. The chairman and financial expert on the Audit Committee is Mr. Salas. Under Spanish law, shareholders have the authority to approve the engagement of the auditors for an initial period of at least three years up to a maximum of nine years. Our external auditors are appointed by our shareholders at each annual shareholder’s meeting.
     Our Board of Directors has adopted an Audit Committee Charter for the Audit Committee. A copy of such charter, as amended, is available on our website at www.telvent.com. In March 2005, September 2007 and in July 2009, our Board of Directors approved certain amendments to our Audit Committee Charter to clarify and expand it.
Nominating and Compensation Committee
     The Nominating and Compensation Committee was established in June 2005. The Nominating Committee is responsible for reporting to the Board of Directors on matters relating to the appointment, reelection, retirement, removal and compensation of the members of the Board of Directors, on general policy relating to compensation and incentives for the aforesaid members and senior management. The committee is responsible for preparing the proposals that the Board of Directors presents to the General Meeting of shareholders for the appointment or removal of Directors, including those appointed by the Board of Directors to fill vacancies.
     The members of the Nominating and Compensation Committee are Messrs. Villazán, Punset and Cuenca, each of whom is independent in accordance with NASDAQ’s listing standards and the independence requirements of the SEC.
     Our Board of Directors has adopted a Nominating and Compensation Committee Charter for the Nominating and Compensation Committee. A copy of such charter, as amended, is available on our website at www.telvent.com. In February 2008, our Board of Directors approved certain amendments to our Nominating and Compensation Committee Charter to clarify and expand it.

D. EMPLOYEES
     We had the following number of employees as of the dates and in the functional areas specified in the following table:

	As of December 31,
	2009	2008	2007
Sales and marketing	399	427	337
Research, development and innovation	514	549	502
Management and administration	1,655	1,769	775
Engineering and integration	3,139	3,355	3,136

Total employees	5,707	6,100	4,750

     Our employees were located in the following geographic areas as of the dates specified in the following table:

	As of December 31,
	2009	2008	2007
Europe	3,370	3,657	3,141
North America	1,718	1,829	1,013
Latin America	460	439	431
Asia-Pacific	159	175	165

Total employees	5,707	6,100	4,750

E. SHARE OWNERSHIP
     The following table sets forth certain information regarding beneficial ownership of our ordinary shares by each of our senior management and each of our directors as of March 16, 2010.

Percentage of
Name of Beneficial	Total Shares	Ordinary
Owner(1)	Beneficially Owned	Shares(2)
Manuel Sánchez	333,000	*
José Montoya	136,620	*
HRH Carlos de Borbón	—	—
Miguel Cuenca	—	—
Eduard Punset	—	—
Javier Salas	—	—
José B. Terceiro	—	—
Cándido Velázquez-Gaztelu	—	—
Bernardo Villazán	600	*
Emilio Cassinello	—	—
Jose Manuel Fernández	—	—
Javier Castrillo Penedes	—	—
Marta de Amusátegui y Vergara	—	—
Javier Garoz	—	—
Bárbara Zubiría	—	—
Manuel Fernández	—	—
Carmen Rodríguez	—	—
Lidia García	—	—
Aránzazu Caja	—	—
Larry Stack	72,000	*
Ignacio González	120,000	*
José I. del Barrio	87,500	*
José María Flores	80,000	*
Cristobal Ramos	—	—
Carlos Delgado	—	—
John Leiferman	400	*
Dave Jardine	108,000	*
Marcio Leonardo	—	—
Luis Rancé	—	—
Dai Yue	—	—
All directors and executive officers as a group (30 persons)
Total	938,120	2.75% **

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	* represents beneficial ownership of less than 1% of our ordinary shares.

(3)	** based on 34,094,159 shares issued.
     Each of the directors and executive officers listed above, except Bernardo Villazán and John Leiferman acquired his or her shares through the stock compensation plan described in “Item 6.B — Directors, Senior Management and Employees — Compensation.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
     As of March 16, 2010, the number of record holders of our ordinary shares in the United States was 13. To the best of our knowledge, we only have the following two major shareholders (the term “major shareholder” means any shareholder that beneficially owns 5.0% or more of our outstanding ordinary shares): Abengoa, and Waddell & Reed Financial Inc. None of our major shareholders have different voting rights.
Abengoa
     According to the Third Amendment to Schedule 13D, which relates to the Schedule 13D initially filed on November 6 2008, (the “Original Schedule 13D”), and as amended by Amendment No. 1 on June 12, 2009, and Amendment No. 2 on September 23, 2009, filed on December 3, 2009 by Abengoa, Abengoa beneficially owned 13,637,644 shares, or 40.4% of our outstanding ordinary shares, through its two subsidiaries, Siema AG (“Siema”) and Telvent Corporation, S.L. (“Telvent Corporation”). Siema directly owned 2,234,600 shares, or 6.6% of our outstanding ordinary shares. Telvent Corporation directly owned 11,403,064 shares, or 33.8% of our outstanding ordinary shares. Miguel Angel Jiménez-Velasco, as authorized representative, exercises voting rights and dispositive powers over the shares owned by Telvent Corporation. Mr. Jiménez-Velasco disclaims any beneficial ownership of the shares. According to the Original Schedule 13D, Siema is owned 99.98% by Siema, S.A., 0.01% by José Ignacio del Barrio and 0.01% by Manuel Sánchez Ortega. Telvent Corporation is owned 99.99% by Abengoa and 0.01% by Siema S.A., which was owned 99.99% by Abengoa.
     As of December 31, 2009, we believe that Inversión Corporativa owned approximately 56.0% of the shares of Abengoa. Inversión Corporativa is a private corporation, which we believe has approximately 300 shareholders, none of whom we believe has a controlling interest. Prior to our IPO, Abengoa owned 91% of our ordinary shares.
     Abengoa’s percentage ownership of our ordinary shares decreased to its current level on November 2, 2009 following Telvent Corporation’s sale of 3,650,000 of our ordinary shares in a public offering and an additional 542,374 shares to underwriters who exercised their full over-allotment option pursuant to our effective registration statement on Form F-3 (File No. 333-162278). During 2009, Telvent Corporation also sold: (i) 3,109,975 of our ordinary shares in an underwritten offering on June 2, 2009, and an additional 466,495 shares to underwriters who exercised their full over allotment on June 9, 2009, pursuant to our effective registration statement on Form F-3 (File No. 333-155933); and (ii) 370,962 of our ordinary shares to us.
Waddell
     According to joint Amendment No. 3 to Schedule 13G, filed on February 12, 2010, by Waddell & Reed Financial, Inc. (“WDR”), Waddell & Reed Financial Services, Inc. (“WRFSI”), Waddell & Reed, Inc. (“WRI”), Waddell & Reed Investment Management Company (“WRIMCO”) and Ivy Investment Management Company (“IICO” and, together with WDR, WRFSI, WRI and WRIMCO, the “Waddell 13G Filers”) own an aggregate of a total of 4,344,560, or 12.9%, of our ordinary shares as follows:

WDR:	4,344,560 (indirect)
WRFSI:	3,121,666 (indirect)
WRI:	3,121,666 (indirect)
WRIMCO:	3,121,666 (direct)
IICO:	1,222,894 (direct)
     According to the joint Amendment No. 3 to Schedule 13G, such securities are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by IICO, an investment advisory subsidiary of WDR or WRIMCO, an investment advisory subsidiary of WRI. WRI is a broker-dealer and underwriting subsidiary of WRFSI, a parent holding company. In turn, WRFSI is a subsidiary of WDR, a publicly traded company. The investment advisory contracts grant

IICO and WRIMCO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
     According to the joint Amendment No. 3 to Schedule 13G, each of the Waddell 13G Filers are of the view that they are not acting as a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to WRIMCO and IICO.
B. RELATED PARTY TRANSACTIONS
Services and Supplies Provided by Abengoa to Us
     During the years 2009, 2008 and 2007, we entered into, or renewed, a number of service agreements with Abengoa for the provision of professional services to assist, improve and support us with the expansion of our activities. These transactions were completed at market rates. These services include:
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
     Each agreement has a one-year term and is extended annually unless terminated by either party within 30 days prior to its expiration. Our subsidiaries may reduce the level of services they request under these agreements. Each agreement provides that either party may terminate the agreement if the other party does not fulfill its obligations. None of the agreements may be assigned without the prior written consent of the other party. The total amounts of the services provided by Abengoa under the services agreements were € 6.0 million, € 5.9 million, and € 4.9 million in 2009, 2008, and 2007, respectively.
     We also have entered into a service agreement with Gestion Integral de Recursos Humanos, S.A., or GIRH, a subsidiary of Abengoa. This agreement provides us with services for personnel management, recruiting and hiring personnel, human resources development, employment relationships and occupational safety. This agreement was entered into in 2004, with one-year renewable terms unless terminated by either party within 60 days of expiration. We recorded expenses under this agreement of € 1.0 million, € 2.1 million, and € 1.5 million in 2009, 2008, and 2007, respectively. Our chairman and chief executive officer, Manuel Sánchez, is also the chairman of GIRH.
     In addition to the services agreements, we purchase a variety of supplies from Abengoa and its subsidiaries, which primarily consist of production, assembly and engineering of electronic and control boards and mechanical installation services. Our purchases of supplies from Abengoa and its subsidiaries totaled € 5.5 million, € 7.6 million, and € 11.4 million in 2009, 2008, and 2007, respectively. We believe these purchases were on at least as favorable terms and conditions as we could have obtained from third party suppliers.
     We also lease our Mexico facility to Abengoa México S.A. de C.V. (See “Item 10.C Additional Information — Material Contracts” for more information about this lease) and related maintenance services to Abengoa Servicios México S.A. de C.V. Our lease expenses totaled € 0.3 million and € 0.5 million in 2009 and 2008 respectively.
Services Provided by Us to Abengoa
     We, and our subsidiaries, have an agreement to provide services to Abengoa primarily for the provision of communications, IT and related services. The largest of these agreements involve our subsidiary, Telvent Outsourcing, which has agreements with Abengoa that generally provide for one-year terms and are renewable annually. In 2009, 2008, and 2007, the revenues from these agreements amounted to € 24.6 million, € 19.4 million, and € 15.6 million, respectively. On February 1, 2010, Telvent Outsourcing, entered into an asset purchase agreement with Simosa IT, S.A, a wholly-owned subsidiary of Abengoa, under which Telvent Outsourcing agreed to sell to Simosa IT, S.A. certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services. The sale of the assets also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L. The price of the transaction was € 4.0 million Euros and was based on, among other elements, a valuation report of a third-party expert. The transaction closed on February 28, 2010 and was effective as of January 1, 2010.
     We also lease part of our Seville facilities to several members of the Abengoa Group. Lease revenues related to the portion of our Seville facility leased to members of the Abengoa Group totaled € 0.3 million, € 0.3 million, and € 0.6 million, in 2009, 2008, and 2007, respectively.
     Finally, we also lease part of our Madrid facility space to several members of the Abengoa Group. Lease revenue related to the portion of our Madrid facility leased to members of the Abengoa Group was € 0.3 million and € 0.9 million in 2009 and 2008 respectively.
Reciprocal Credit Agreement with Abengoa
     On April 20, 2004, we established a reciprocal credit agreement with Abengoa which replaced any prior credit arrangements. Under this arrangement, we and Abengoa could borrow funds from or lend funds to each other, from time to time upon not less than 24 hours’ notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). On August 1, 2007, we amended the agreement to increase the maximum credit limit to € 60.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this agreement bear interest at 6.99% per year. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either our company or Abengoa may elect not to make loans to the other. This agreement had an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party. On January 1, 2010 the agreement was amended to increase the maximum credit limit to € 135.0 million. From that date, borrowings under this agreement will bear interest at 8.35%.
     Under this reciprocal credit agreement, if any of the parties requests an advance that would cause the total amount owing by that party to exceed the established credit limit, the other party can decide to lend that amount, in its sole discretion. In this case, according to the terms of the reciprocal agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. During 2009, we exceeded the credit limit with the authorization of Abengoa and, thus, the reciprocal credit agreement was automatically modified.
     On December 1, 2002, Telvent México also established a reciprocal credit agreement with Abengoa México. Under this agreement Telvent México and Abengoa México may borrow funds or lend funds to each other up a maximum of U.S. $10.0 million. The agreement has been amended two times, the first time, on January 1, 2006, to increase the maximum of the credit limit to U.S. $25.0 million and the last time, on June 1, 2007 to increase the maximum credit limit to U.S. $30.0 million. Borrowings under these credit arrangements bear interest at three-months LIBOR plus a variable margin from 0.0% to 6.0%. These agreements renew for annual one-year terms until terminated by either party.
     Both of the credit arrangements result in an aggregate credit line of approximately € 155.8 million. As of December 31, 2009 the net credit line payable was € 51.7 million, with € 29.1 million remaining available as of this date. We incur no costs and receive no payments under these agreements unless and until we borrow or loan funds thereunder.

Purchase Agreement regarding our Repurchase of our Ordinary Shares
     On September 11, 2009, we entered into a purchase agreement with Telvent Corporation, S.L., a subsidiary of Abengoa S.A. In connection with this agreement, we acquired 370,962 of our ordinary shares, nominal value € 3.00505 per share in exchange for a purchase price of U.S. $18.50 per share, for an aggregate purchase price of U.S. $6.9 million, equivalent to € 4.7 million based on the U.S. $/Euro exchange rate on September 10, 2009 of 1.458 U.S. $/Euro. Closing of the purchase of the shares occurred on September 15, 2009. See “Item 10.C Additional Information — Material Contracts” for a complete discussion of the purchase agreement.
Bank Loans to employees guaranteed by Abengoa under the Formula-Based Stock Compensation Plan
     As described in detail in Item 6.B Directors, Senior Management and Employees —Compensation, under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa, before our IPO, to buy our ordinary shares from Abengoa. Such purchases were financed by bank loans guaranteed by Abengoa, and each such ordinary shares purchased by the participating employees were pledged as collateral to the lenders. In addition, the participating employees and Abengoa entered into call option agreements that provided that Abengoa, in certain circumstances (including certain events of non-continuation of employment), was entitled to buy back such the employees’ shares at a price equal to the amount paid by the employee, plus the interest on the loan guaranteed by Abengoa in favor of the employee. Abengoa has established stock compensation plans for key employees of Abengoa subsidiaries other than Telvent that are substantially similar to the Telvent Formula-Based Stock Compensation Plan and for which Abengoa arranged for loans to enable such employees to purchase the stock of such other subsidiaries.
     The ordinary shares sold under the Formula-Based Stock Compensation Plan contained certain performance and vesting features. As of December 31, 2008 and 2009, all shares granted under this plan were fully vested.
     The loans obtained by participants in the Formula —Based Stock Compensation Plan involved extensions of credit by either Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) or Banco Santander, S.A. The loans obtained from BBVA expired on June 30, 2008 and the loans obtained from Banco Santander, S.A. expired on March 17, 2009 for some participants and March 24, 2009 for other participants. Certain of the loans were cancelled on other dates in 2008. Therefore, no loans (or Abengoa guarantees) remain outstanding from the purchase of shares under this plan. The interest rate on all of these loans for the purchases of Telvent shares was a variable rate equal to EURIBOR plus 1.25%. These were bullet and not amortizing loans. The following loans to key management personnel were outstanding during the period from January 1, 2009 through March 18, 2009: (i) Manuel Sánchez: the largest amount outstanding during the period from January 1, 2009 — March 18, 2009 (€ 881,380.93); (ii) José I. del Barrio: the largest amount outstanding during the period from January 1, 2009 — March 18, 2009 (€ 270,315.88); (iii) Larry Stack: the largest amount outstanding during the period from January 1, 2009 — March 24, 2009 (€ 241,797.23); (iv) José Montoya: the largest amount outstanding during the period from January 1, 2009 — March 18, 2009 (€ 409,375.28); and (v) David Jardine: the largest amount outstanding during the period from January 1, 2009 — March 24, 2009 (€ 362,681.67).
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
     Each participant involved in the plan has utilized the proceeds of an individual bank loan secured or guaranteed by Abengoa and excluding the personal responsibility of the participants pursuant to Article 81.2 of the Companies Act (Spain) to acquire shares of Abengoa that are already issued, at the current market price, during the first and second quarter of 2006, in accordance with the Stock Exchange Act (Spain). The bank credit has been obtained for a total amount of € 12.3 million (including expenses, commissions and interests) and is to be paid over a period of five years and six months. Each participant has pledged the Abengoa shares acquired under the plan to the bank, without recourse to the participant. The shares have been purchased by the bank for the participants, and the acquisition cost for all participants has been the average acquisition price, plus associated costs, for all of the shares purchased under the plan for all participants.
     The loans obtained by participants in this plan involved extensions of credit by either Banco Sabadell, S.A. or Caja de Ahorros y Monte de Piedad de Madrid. The interest rate on each of the following loans for the purchases of Abengoa shares is a variable rate equal to EURIBOR plus 0.75%. These are bullet and not amortizing loans. The following loans to key management personnel (and related Abengoa guarantees) in connection with the purchase of shares under the Abengoa Share Acquisition Plan were outstanding during the period from January 1, 2009 through March 1, 2010: (i) Manuel Sánchez: the largest amount outstanding during the period from January 1, 2009 — March 1, 2010 (€ 2,424,203.37), the amount outstanding as of March 1, 2010 (€ 2,424,203.37); (ii) José I. del

Barrio: the largest amount outstanding during the period from January 1, 2009 — March 1, 2010 (€ 902,953.92), the amount outstanding as of March 1, 2010 (€ 902,953.92); (iii) Larry Stack: the largest amount outstanding during the period from January 1, 2009 — March 1, 2010 (€ 628,874.98), the amount outstanding as of March 1, 2010 (€ 628,874.98); (iv) José Montoya: the largest amount outstanding during the period from January 1, 2009 — March 1, 2010 (€ 902,563.98), the amount outstanding as of March 1, 2010 (€ 902,563.98); (v) David Jardine: the largest amount outstanding during the period from January 1, 2009 — March 1, 2010 (€ 475,426.24), the amount outstanding as of March 1, 2010 (€ 475,426.24); (vi) José María Flores: the largest amount outstanding during the period from January 1, 2009 — March 1, 2010 (€ 905,112.25); the amount outstanding as of March 1, 2010 (€ 905,112.25); (vii) Ignacio González: the largest amount outstanding during the period from January 1, 2009 — March 1, 2010 (€ 902,653.85), the amount outstanding as of March 1, 2010 (€ 902,653.85); (viii) Marcio Leonardo: the largest amount outstanding during the period from January 1, 2009 — March 1, 2010 (€ 537,281.83), the amount outstanding as of March 1, 2010 (€ 537,281.83); (ix) Carlos Dai: the largest amount outstanding during the period from January 1, 2009 — March 1, 2010 (€ 549,688.68), the amount outstanding as of March 1, 2010 (€ 549,688.68); and (x) Barbara Zubiría: the largest amount outstanding during the period from January 1, 2009 — March 1, 2010 (€ 411,097.21), the amount outstanding as of March 1, 2010 (€ 411,097.21).
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

     As of December 31, 2008, the development and installation work for the El Toyo Project was substantially complete, although acceptance by the City has not yet been obtained.
Saudi Arabia Project
     A commercial dispute has arisen between Telvent Tráfico and its client regarding a transportation project in Saudi Arabia. The dispute concerns the violations enforcement part of the project, which involves equipment that was subcontracted by Telvent Tráfico. The client has taken the position that the violations enforcement equipment provided by the subcontractor does not meet the specifications of the contract and, as a result, has purported to terminate its contract with Telvent Tráfico. We are disputing the validity of the termination and have invoked the dispute resolution procedures under the contract. If the dispute resolution procedures are not successful, we believe that it is likely that arbitration proceedings will be commenced.
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
     Spanish law requires us to allocate at least 10% of our net income each year to a legal reserve, until the balance of such reserve is equivalent to at least 20% of our issued share capital. A corporation’s legal reserve is not available for distribution to shareholders except upon liquidation. Our legal reserve, as of December 31, 2009, was below the required level of 20% of our issued share capital as of such date. Each year we are required to add 10% of our annual income, measured on an unconsolidated basis in accordance with Spanish GAAP, to our legal reserve each year until we have reached the required legal reserve of 20% of our issued share capital. In 2009, 10% of our previous year’s net income, measured on an unconsolidated basis in accordance with Spanish GAAP, was € 1.6 million. We may also make payment of dividends from our distributable reserves. As of December 31, 2009, we had distributable reserves of € 25 million. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually, although our board of directors or shareholders under certain circumstances may declare a distribution of interim dividends based on the fiscal year’s results out of our distributable reserves and/or the profits since the beginning of the fiscal year if we have the minimum balance in our legal reserves and other reserves established by our bylaws.
     Prior to our initial public offering, as a 91%-owned subsidiary of Abengoa, we distributed our net income to our shareholders to the extent permitted by Spanish law. We will consider paying cash dividends in the future subject to approval at our shareholders’ meeting. We anticipate that any dividends that we do pay will be declared in Euros, as required by Spanish law, but paid in U.S. Dollars at the exchange rate as of the time of declaration of such dividends. We may pay shareholders resident in Europe in Euros. Our bylaws require majority shareholder approval for the declaration of dividends. As Abengoa owns approximately 40% of our ordinary shares, it effectively is able to control our dividend policy.
     The timing and amount of future dividend payments, if any, that we make will depend on a variety of factors, including our earnings, prospects and financial condition, capital investment required to implement our strategy for growth and expansion, other capital expenditure requirements, payment of financial obligations, our generation of cash from operations and general business conditions, legal restrictions and such other factors as our board of directors considers relevant. Under its syndicated financing agreement with Goldman Sachs Credit Partners L.P. as lead arranger, bookrunner and sole syndication agent, our subsidiary Telvent DTN is prohibited from paying dividends until its outstanding obligations under this financing agreement are paid in full.
     Dividends may be subject to withholding tax in Spain. Dividends payable by us to non-residents of Spain are subject to withholding tax at the rate of 19%, subject to reductions pursuant to applicable tax treaties. See “Item 10.E Additional Information — Taxation”.
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

     On March 26, 2009, the payment of a dividend on our ordinary shares in the amount of € 0.36 per share was approved during our ordinary shareholders meeting. Such dividend was paid in U.S. Dollars on May 12, 2009 at the exchange rate set by the Spanish “Boletin Oficial del Estado” for March 26, 2009.
B. SIGNIFICANT CHANGES
There have been no significant changes since the date of the financial statements included in this Annual Report.
ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
     The trading history of our ordinary shares began with their listing on the NASDAQ National Market beginning on October 21, 2004 in connection with our initial public offering. The following table sets forth the closing price history of our ordinary shares since 2005:

	High Market
	Price	Low Market Price
	($ Per Share)	($ Per Share)
Annual highs and lows
2005	12.55	7.13
2006	16.30	10.76
2007	29.06	14.33
2008	28.25	7.33
2009	38.98	9.97
Quarterly highs and lows
2008
First Quarter	27.96	19.72
Second Quarter	28.25	23.69
Third Quarter	24.91	17.90
Fourth Quarter	19.94	7.33
2009
First Quarter	14.73	9.97
Second Quarter	21.67	12.50
Third Quarter	29.40	20.13
Fourth Quarter	38.98	27.51
Monthly highs and lows
2009
September	29.40	25.72
October	33.56	27.51
November	32.39	29.16
December	38.98	33.14
2010
January	40.63	34.96
February	38.16	27.33
B. PLAN OF DISTRIBUTION
     Not applicable.
C. MARKETS
     Our ordinary shares are traded only on the NASDAQ Global Select Market under the symbol “TLVT”.
D. SELLING SHAREHOLDERS
     Not applicable.
E. DILUTION
     Not applicable.

F. EXPENSES OF THE ISSUE
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
     Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
     The following discussion addresses some provisions of our bylaws and also compares some aspects of Spanish corporation law, which apply to us, to the Delaware General Corporation Law, the state law under which many corporations in the U.S. are incorporated, or, where relevant, to U.S. federal laws. This comparative information is only a summary, and it is subject to the complete text of our Articles of Association, which are incorporated by reference in the exhibits to this report and to the complete texts of the referenced laws, including the Spanish Corporation Law of 1989, as amended, and the Delaware law, including the Delaware General Corporation Law, and U.S. federal laws, as amended. Our charter documents are our Deed of Incorporation and our bylaws. Our bylaws set forth our purposes, our authorized share capital and the terms of our shares, and other important aspects of our corporate governance. The English translation of our bylaws is titled “Articles of Association,” after their Spanish title Estatutos Sociales.
     At a shareholders meeting held on November 19, 2009, a resolution was passed to modify Article 24 of our bylaws, to clarify and expand it. A copy of the bylaws are available on our website (www.telvent.com) and filed as Exhibit 1.2 to this Annual Report.
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

Number of Shares a Director is Required to Hold
     Our Bylaws and Spanish Law. Under Spanish law, directors are not required to own any shares of capital stock of the companies on whose boards of directors they serve. However, Spanish law and our bylaws provide that a director appointed to fill a mid-term vacancy must hold at least one share of our capital stock.
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
Rights to Share in our Profits
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
     Delaware Law. The provisions of Delaware law are not significantly different from those of Spanish law.
Redemption of Shares
     Our Bylaws and Spanish Law. Under Spanish law, subject to certain exceptions, a corporation may purchase its own shares if:
•	the purchase has been authorized by the shareholders at a general shareholders’ meeting by means of a resolution establishing the terms of the purchase, including the maximum number of shares to be purchased, the minimum and maximum purchase price and the duration of the authorization, which shall not exceed 5 years;

•	the aggregate nominal value of the shares purchased, together with the aggregate nominal value of those shares already held by the corporation and its affiliates, does not exceed 10% of the share capital of the corporation;

•	the purchase enables the corporation to create a special reserve equal to the purchase price of its own shares without decreasing its share capital and reserves; and

•	the shares to be purchased are fully paid.
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
     Delaware Law. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least U.S. $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.
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
     Any share may be voted by written proxy, and proxies may be given to any individual. Proxies are valid only for a single meeting. Neither our bylaws nor Spanish law require us to solicit proxies from shareholders. We make a form of proxy available to shareholders through our website in advance of shareholders’ meetings.
     Our bylaws provide that, on the first call of an ordinary shareholders’ meeting, a duly constituted ordinary meeting of shareholders requires a quorum of at least 25% of our subscribed share capital and, if a quorum was not obtained on the first call, on the second call, the meeting is validly convened regardless of the share capital attending. However, certain major corporate actions (such as issuing additional ordinary shares, increasing or decreasing share capital, issuing debt securities, amending the bylaws or mergers) that require shareholder approval can only be approved at a meeting at which 50% of the subscribed share capital is present or represented on the first call or 25% of the subscribed share capital is present or represented on the second call. When the shareholders attending a meeting represent less than 50% of the subscribed share capital, resolutions on any of these major corporate actions must be adopted by the affirmative vote of at least two-thirds of the share capital present or represented at such meeting. A shareholders’ meeting at which 100% of the capital stock is present or represented is validly constituted even if no notice of such meeting was given, and, upon unanimous agreement, shareholders may consider any matter at such meeting.
     A resolution passed at an ordinary meeting of shareholders by a majority of the shares represented in person or by proxy is binding on all shareholders, subject to Spanish law. In certain circumstances, such as substitution of corporate purpose or change of corporate form, Spanish law allows shareholders holding non-voting stock and dissenting or absent shareholders to withdraw from the company. In the case of resolutions contrary to law, the bylaws or public policy, the right to contest is extended to all shareholders; however, in the case of resolutions contrary to the bylaws or to public policy, those shareholders who were present at the meeting and did not oppose such resolutions may not contest them.
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
Telvent Canada refinancing credit agreement with The Royal Bank of Scotland, N.V.(formerly ABN AMRO Bank N.V.), (replacing the Telvent Canada credit agreement dated May 2, 2003)
     On March 31, 2008, our subsidiary Telvent Canada entered into a credit agreement (the “Credit Agreement”) with The Royal Bank of Scotland, N.V. (formerly ABN AMRO Bank N.V). (the “Bank”) to replace the credit agreement, dated May 2, 2003, between Telvent Canada and the Bank (the “2003 Credit Agreement”). The Credit Agreement provides for three separate credit facilities, all of which are unsecured with respect to the assets of Telvent Canada and its subsidiary, Telvent USA. The obligations of Telvent Canada to the Bank are guaranteed by us.
     The first facility (“Facility A”) is a revolving credit line for working capital purposes in a maximum aggregate amount of U.S. $3.0 million. Loans can be advanced in either Canadian dollars or U.S. Dollars, at Telvent Canada’s option. Loans in Canadian dollars bear interest at a rate equal to the Canadian prime rate. Loans in U.S. Dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the United States prime rate, at Telvent Canada’s option. The indebtedness of Telvent Canada under Facility A of the 2003 Credit Agreement was refinanced under Facility A of the New Credit Agreement on March 31, 2008.
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
     As of December 31, 2009, there was Canadian $3.0 million outstanding under Facility A, U.S. $4.5 million under Facility B and U.S. $10.1 million in letters of credit issued under Facility C.
Telvent Traffic North America credit agreement with Bank of America
     On May 31, 2006, our subsidiary, Telvent Traffic, entered into a credit agreement (the “Credit Agreement”) with LaSalle Bank National Association (now with Bank of America as successor to LaSalle). The original amount available to Telvent Traffic under the credit agreement was up to U.S. $20.0 million. On April 24, 2007, Telvent Traffic entered into an agreement to amend the credit agreement to increase the amount available to a maximum of U.S. $25.0 million. The obligations of Telvent Traffic under the credit agreement are guaranteed by us. The credit facility is available for partial financing of acquisitions permitted under the agreement. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America or (ii) the London Interbank Offering Rate for U.S. Dollar deposits in the London Interbank Eurodollar market (“LIBOR”), plus an applicable margin which is based on the leverage ratio of our company. The leverage ratio is the ratio of consolidated debt to consolidated EBITDA (net income plus the sum of expenses for interest, taxes, depreciation and amortization). The minimum margin is 0.75% and the maximum applicable margin is 1.25%. For prime rate loans, interest is payable quarterly in arrears. For LIBOR loans, interest is payable in arrears on the last day of each interest period, which can be one, two, three or six months, as selected by Telvent Traffic. This credit facility is not a revolving facility. By an amendment, effective June 16, 2006, the agreement was amended to reflect that the shares of Telvent Traffic were transferred from us to our subsidiary, Telvent Tráfico, on that date.
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
     On April 29, May 14 and May 21, 2009, Telvent Traffic, entered into amendments to the Credit Agreement for the purpose of extending the termination date of the Credit Agreement. The tenth amendment, signed on May 21, 2009, extends the termination date of the Credit Agreement to April 30, 2010. The Eighth Amendment, signed April 29, 2009, amended the Credit Agreement so that loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America N.V. plus a Base Rate Loan Applicable Margin of 2.00% or (ii) the LIBOR for U.S. dollar deposits in the London Interbank Eurodollar market, plus a Libor Loan Applicable Margin of 3.00%. In connection with these amendments, we reaffirmed our commitment to guarantee all of the obligations under the Credit Agreement. As of December 31, 2009, U.S. $25.0 million (€ 17.4 million) was outstanding under the Credit Agreement.
Telvent GIT, S.A. credit agreement with Caja de Ahorros y Monte de Piedad de Madrid, ING Belgium S.A,. Sucursal en España and Caja de Ahorros y Pensiones de Barcelona (“La Caixa”)
     On September 12, 2008, we, as borrower, entered into an unsecured loan agreement (the “Loan Agreement”) governed by Spanish law with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, as lenders, in the amount of € 57.5 million, divided into two different tranches: (i) Tranche A, in the amount of € 10.5 million, and (ii) Tranche B, in the amount of € 47.0 million. The full amount of the loans in the amount of € 57.5 million was drawn down on October 28, 2008 to partially finance the acquisition of DTN Holding Company, Inc. The loans bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.25%. However, beginning June 30, 2009, loans under Tranche B bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.50% to 2.25%, depending on our Net Financial Debt/EBITDA ratio. Tranche A was due and was paid in one installment on September 12, 2009. Tranche B is due and payable in one installment of € 5.1 million on September 12, 2009 and in annual installments of € 10.5 million on September 12 of each year thereafter until fully repaid.
     The Loan Agreement provides that in the event an entity other than Abengoa obtains control of our company, a majority of the lenders have the right to demand payment within 15 days of all amounts borrowed by us under the Loan Agreement together with all interest, costs and other amounts owing under the Loan Agreement.
     Our obligations under the Loan Agreement are guaranteed by Telvent Export S.L., Telvent Energía, S.A., Telvent Environment, S.A., Telvent Tráfico y Transporte, S.A., Telvent Portugal, S.A., Telvent México, S.A.CV, Telvent Brasil, S.A., Telvent Outsourcing, S.A., Telvent Housing, S.A., Telvent GIT, S.A., Telvent Interactiva S.A., Telvent Servicios Compartidos, S.A., Telvent Canada, Ltd, Telvent USA, Inc., Telvent Traffic North America Inc, Telvent Farradyne Inc.
     In connection with the acquisition of the remaining 42% of Matchmind, on May 21, 2009, we entered into an amendment and restatement of the Loan Agreement. The amended and restated unsecured loan agreement added Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) to the Loan Agreement as a new lender, and provided us the right to borrow from Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) an additional € 20.0 million under two new subtranches: (i) Subtranche A1, in the amount of € 3.6 million, and (ii) Subtranche B1, in the amount of € 16.4 million. On May 21, 2009, we drew down the total available credit line under Subtranche A1 of € 3.6 million and also used the credit available under Subtranche B1 for € 8.4 million. On July 6, 2009, we drew down an additional € 7.9 million from Subtranche B1, thus fully utilizing the total available credit line under this loan.
     Subtranche A1 was due and paid in one installment on September 12, 2009. The first installment payment for Subtranche B1 in the amount of € 1.8 million was due and paid on September 12, 2009. The balance of Subtranche B1 is payable in annual installments of € 3.7 million on September 12 of each year thereafter through and including September 12, 2013. In addition, on September 12, 2009, we, as scheduled, repaid € 10.4 million of Tranche A and repaid € 5.0 million of Tranche B. As of December 31, 2009, an aggregate amount of € 56.6 million was owed under Tranche B and Subtranche B1 (€ 42.0 million and € 14.6 million respectively). The loans bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.50%. However, beginning December 31, 2009, loans under Tranche B and Subtranche B1 will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.75% to 2.75% depending on our Net Financial Debt/EBITDA ratio. The amended and restated loan agreement includes customary provisions for transactions of this nature, including mandatory prepayments events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     As of December 31, 2009, the balance outstanding under this agreement was € 56.6 million.
Deutsche Bank Credit agreement with Telvent USA
     On December 29, 2009, our subsidiary, Telvent USA, entered into an agreement with Deutsche Bank, S,A. (“Deutsche Bank”) pursuant to which Deutsche Bank made available a credit facility with a maximum borrowing limit of U.S. $18 million to finance general treasury needs. The credit facility matures on June 29, 2010 and the agreement automatically extends this maturity to December 29, 2010. Drawdowns under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to LIBOR plus a margin of 1.90%. As of December 31, 2009, U.S. $9.0 million (€ 6.2 million) was outstanding under this agreement.
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
Lease for principal executive office in Madrid, Spain
     On May 1, 2009, we entered into a new lease agreement with Valgrande 6, S.A.U. with respect to our principal executive offices in Madrid, Spain, located at Calle Valgrande 6, Alcobendas, Madrid, Spain 28108. The aggregate leased facility comprises 44,819.19 square meters. The monthly rent for the first year of the lease is € 344,549.03 plus value added tax (VAT) at 16%. The rental payments will increase annually based upon increases in June’s consumer price index, General Nacional de Precios al Consumo — IPC. Additionally, the monthly rental payments will increase in May 2012, 2013, 2014 and 2015 by € 8,333.33, € 8,333.33, € 8,333.33 and € 7,833.33, respectively. The initial term of the lease is for a period of fifteen years and expires on May 1, 2024 and will be renewed automatically for a maximum of one additional five-year term unless we provide notice of our intent to not renew the lease at least sixth months before the end of the initial term.
Lease for office in Seville, Spain
     Telvent Servicios Compartidos S.A. leases offices at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain under a lease dated February 25, 2004 with Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros (now Helvetia Previsión, S.A.). For the first two years of the term, the annual base rent was € 536,250.72 (VAT included). We also pay our proportionate share of operating costs and property taxes. After the second year of the term, the rent is adjusted annually in accordance with a Spanish consumer price index. This facility is 6,126.71 square meters (65,947 square feet). The term of the lease is six years, commencing January 1, 2005 and expiring on December 31, 2010. We may extend the lease for additional one year periods by giving written notice at least six months prior to the expiry of the lease.
     Telvent Servicios Compartidos S.A. also leases offices on the third and fourth floors in the same building (Ronda del Tamarguillo, 29 Plantas 3a y 4a, Seville, Spain) under a lease dated July 30, 2003 with Altius Partners, S.L. (now leased from Romero Álvarez, S.A., who purchased the floors managed by Altius Partners, S.L.). The obligations under the lease are guaranteed by us. The rent for the first year of the term was € 1,076,365.02 (VAT included) per month. After the first year of the term, the rent is adjusted annually in accordance with a Spanish consumer price index. We also pay our proportionate share of operating costs and property taxes. This facility is 7,820 square meters (84,178 square feet). The initial term of the lease is ten years, expiring on August 1, 2013. The lease will be extended for successive periods of two years each, unless we give notice in writing to the landlord six months before the end of the term, or renewal term as the case may be.
     In 2009, our combined total annual rent under these leases was € 1,612.615.74 (VAT included).
Lease for data center office in Seville, Spain
     Telvent Housing leases offices at Avda. Montesierra 36 in Seville, Spain under a lease dated July 1, 2004 with Decesaris, S.A. This facility is 877 square meters (9,435 square feet). The rent is adjusted annually in accordance with a Spanish consumer price index. In 2009, our annual rent under this lease was € 144,944.28. The initial term of the lease expires on December 31, 2010 and will be automatically extended for a maximum of four successive periods of five years each unless we give notice in writing to the landlord thirty days before the end of the term or renewal term, as the case may be. We are responsible for paying the operating costs related to the facility. All the taxes related with the facility are the owner’s responsibility.
Lease for data center office in Barcelona, Spain
     Telvent Housing leases offices at Acero 30-32, Barcelona, Spain under a lease dated June 27, 2001 with Sertram S.A. The rent is adjusted annually in accordance with a Spanish consumer price index. In 2009, our annual rent under this lease was € 386,546.57. We are responsible for paying the operating costs and property taxes related to the facility. This facility is 2,511 square meters (27,028 square feet). The term of the lease was renewed until January 1, 2010 and will be extended for a maximum of twenty successive periods of one year each, unless we give notice in writing to the landlord six months before the end of the term or any renewal term, as the case may. We did not provide such notice, so the lease was extended until January 1, 2011.
Lease for data center office in Lisbon, Portugal
     Telvent Portugal leases offices at Severiano Falcao 14, Lisbon, Portugal under a lease dated July 1, 2008 with Imovest Sociedade Gestora de Fundos de Investimientos Imobiliarios, S.A. The rent is adjusted annually in accordance with a Portuguese index of leasing contracts. In 2009, our annual rent under this lease was € 462,862. This facility is 5,355 square meters (57,641 square feet). The initial term of the lease expires on December 31, 2010. The lease has been and will be extended for successive periods of one year each, unless we give notice in writing to the landlord ninety days before the end of the term or any renewal term, as the case may be.
Lease for office in Calgary, Alberta, Canada
     Telvent Canada leases offices at 10333 Southport Road SW, Calgary, Alberta, Canada under a lease dated June 27, 2007 with Pension Fund Realty Limited. This facility is 12,337 square meters (132,800 square feet). The initial term of the lease is for a period of five years from August 1, 2008 to July 31, 2013. The rent under this lease is CAD $2,815,360 per year until July 31, 2013. We also pay our proportionate share of operating costs and property taxes. An amendment to the lease dated August 11, 2009 reduced the facility lease to 131,708 square feet and the rent to be paid to CAD $2,792,209 per year until July 31, 2013. There is an option to renew for an additional five years by giving at least nine months, but no more than twelve months, written notice prior to expiration. Telvent Canada currently subleases 735.8 square meters (7,920 square feet) to Anthony Clark.
Lease for office in Houston, Texas, U.S.
     Telvent USA leases offices at 7000A Hollister Road, Houston, Texas, USA 77040 under a lease dated October 16, 2003 with Baker Hughes Incorporated. This facility is 4,476 square meters (48,177 square feet). In 2008, our annual rent under this lease was U.S. $578,124. We also pay our proportionate share of excess operating costs other than the costs of utilities for normal business hours and property taxes which are included in the rent. By an amendment dated April 25, 2007, the term of the lease was extended until November 30, 2012 at the same annual rent and terms, with an option to renew for an additional three years until November 2015, at a rate to be determined. A second amendment, dated February 1, 2010, expanded the total space rented to 52,432 square feet and the annual rent was U.S. $629,184.
Offices in Beijing, China
     Under a purchase contract dated March 17, 2005 with Beijing Development Area Co., Ltd., our subsidiary, Telvent China, purchased a new three-floor, 1,303 square meter (14,025 square feet) office at No. 18-2, BDA International Enterprise Avenue, No. 2 JingYuanBeijie, Economic and Technology Development Zone, 100176 Beijing, PRC to establish our China headquarters. The total purchase price was Rmb 9,383,821: Rmb 8,219,177 for the building and Rmb 1,164,644 for improvements. The purchase price was paid 40% on closing, with the balance financed by an eight-year mortgage at an initial interest rate of 5.58%. At the end of the year

2009 the interest rate was 5.94%. According to Chinese law, the amortization period will be thirty years. As of December 31, 2009, the principal balance under this mortgage was Rmb 2,761,659.
     Under a purchase contract dated May 23, 2006 with Beijing Development Area Co., Ltd., Telvent China purchased a new three-floor, 1,267 square meters (13,640 square feet) steel bar and concrete frame office building at No. 18-1, BDA International Enterprise Avenue, No. 2 JingYuanBeijie, Economic and Technology Development Zone, 100176 Beijing, PRC. The total purchase price was Rmb 9.2 million. The initial payment in the amount of Rmb 3.7 million was paid on April 11, 2006, and the balance (Rmb 5.5 million) was financed by an eight-year mortgage from July 22, 2006 to June 22, 2014, at an interest rate of 5.325%, and with monthly payments of Rmb 73,593. In 2008, the interest rate was 7.83%. According to Chinese law, the amortization period will be thirty years. As of December 31, 2009, the principal balance under this mortgage was Rmb 3,460,103.
Lease for office in Rio de Janeiro, Brazil
     Telvent Brasil S.A. leases offices in Rio de Janeiro, Brazil under a lease dated October 1, 2007 with Bargoa S.A. (an Abengoa company). This facility is 750 square meters (8,073 square feet). In 2009, our rent under this lease was BZL 143,760 per year. This lease expires on September 30, 2010.
Lease for office in Mexico City, Mexico
     Telvent Mexico S.A. de C.V. leases offices in Mexico D.F., Mexico under a lease dated January 1, 2003 with Abengoa Mexico, S.A. De C.V., as amended by Addenda dated January 3, 2005, January 1, 2006, January 2, 2007 and January 1, 2008. This facility is 973.34 square meters (10,476.95 square feet) for offices and 563 square meters (6,060.08 square feet) for warehouse. In 2009, our monthly rent under this lease was MXN 169,738.94. The amount of the rent is reviewed every twelve months based on the Mexican inflation index multiplied by 1.10. The term of the lease expires on January 2, 2011. The term of this lease will be extended automatically from year-to-year if at the date of the expiration of the lease neither party has given notice of non-renewal.
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
Lease for office in Culemborg, Netherlands
     Telvent Netherlands B.V. leases offices at Landzichtweg, 70, 4105 DP Culemborg, Netherlands, under a lease dated March 11, 1993 with Kroezen Vastgoed Exploitatie B.V. This facility is 633 square meters (6,813 square feet). The rent under this lease was € 74,000 for 2009. We also pay our proportionate share of operating costs and property taxes. The term of the lease was extended from September 30, 2008 until December 31, 2008. By an amendment dated January 15, 2009, the term of the lease was extended from January 1, 2009 through December 31, 2010.

Lease for office in Rockville, Maryland, U.S.
     Telvent Farradyne leases approximately 36,255 square feet of office space on the second floor of the building located at 1390 Piccard Drive, Rockville, Maryland 20850, under a lease dated July 23, 2008 with 1390 Piccard Drive, LLC. The base rent under this lease is U.S. $960,757.50 per year from February 1, 2009 to January 31, 2010; U.S. $997,012.50 per year from February 1, 2010 to January 31, 2011; U.S. $1,069,522.50 per year from February 1, 2011 to January 31, 2012; and commencing on February 1, 2012 (the first date of the fourth lease year), base rent will escalate at a rate of two and one-half percent (2.5%) annually over the remaining life of the lease. We also pay our proportionate share of operating charges and property taxes. The initial lease term is for a period of twelve years from February 1, 2009 to January 31, 2021 and we have the option to renew the term of this lease for one period of five years by giving written notice at least twelve months prior to the expiration of the initial lease term. The rent payable during the renewal term shall be the agreed upon prevailing market base rent and additional rent based on factors such as the general office rental market in Rockville, Maryland and the rental rates being quoted by 1390 Piccard Drive, LLC to comparable tenants for comparable space in the building. This lease replaces the lease for the property located at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852.
Lease for office in Columbia, Maryland
     Telvent USA leases these offices at W7, W8 and W9, 9160 Red Branch Road, Columbia, Maryland, 21045 under a lease dated December 26, 1998 with Himeles Holdings Limited Partnership, LLP (the successor to Martin S. Himeles) as amended by the following:
•	Letter Agreement dated July 23, 2001 extending the term of the lease for a further three years ending January 31, 2005;

•	First Amendment dated January 3, 2005 extending the term of the lease for a further two years ending January 31, 2007;

•	Letter Agreement dated July 6, 2006 extending the term of the lease for a further one year ending January 31, 2008; and

•	Second Amendment dated December 4, 2007 extending the term of the lease for a further one year ending January 31, 2009 with an option to renew for a further one term ending January 31, 2010.

•	Third Amendment dated January 22, 2009 extending the term of the lease for a further one year ending January 31, 2010. With two options to extend each for one additional year term.

•	A letter dated December 16, 2009 by which Telvent USA exercised an option to extend the term of the lease for a further one year, ending January 31, 2011
     The total area leased under the amended lease is 12,985 square feet. The rent under this lease was U.S. $14,489 per month for the one year period ended January 31, 2009. For the period February 1, 2009 to January 31, 2010, the rent payable was U.S. $13,407. The rent payable for the period February 1, 2010 to January 31, 2011 is U.S. $12,498 per month. We also pay our proportionate share of operating costs and property taxes. We have the option to renew the lease for a further one year term ending January 31, 2012 by giving written notice six months in advance. The rent for the renewal lease term will be U.S. $12,498 per month for the one year renewal term ending January 31, 2012.
Lease for office in Austin, Texas, U.S.
     Caseta leases offices at 211 E. 7th Street, Austin, Texas under a lease with Highland Resources, Inc. The rent under this lease is U.S. $7,741 per month. Caseta will also pay its proportionate share of any increase in the operating costs and property taxes. The total area leased is 5,161 square feet. The initial term of the lease is for three years from February 28, 2008, with the option to renew the lease for two additional one-year terms upon at least 180 days notice from Caseta. Upon any such renewal notice, Caseta and Highland Resources, Inc. will have a period of ninety days to reach an agreement upon the fair market value of the rent (as determined by the rent of office space of similar size, use and location).
Leases for offices in Omaha, Nebraska, U.S.
     Telvent DTN leases warehouse space at 11111 “E” Circle, Omaha Nebraska under a lease, dated August 6, 1993 with David J. and Bernard Meyers (later transferred to Meyers Family Enterprises, LLC) as amended by Addenda dated August 6, 1993, August 6, 1993, September 21, 1995, June 19, 2003 and July 1, 2008. The total square footage of the space leased by Telvent DTN is 28,436 square feet. The initial term of the lease was for five years, expiring December 31, 1998. Telvent DTN has exercised its option to extend the lease three times. In 2008, the rent was U.S. $7,345.97 per month. Telvent DTN also pays its proportionate share of operating costs and property taxes. Pursuant to the Addendum dated, July 1, 2008, Telvent DTN exercised its option to extend the lease for five years, to and including December 31, 2013. Effective January 1, 2009 through December 31, 2013, the rent is U.S. $3.85 per foot (U.S. $9,123.21 per month). Telvent DTN also has the option to extend the lease for an additional five years to and including December 31,

2018. If Telvent DTN exercises the option to extend the lease, the rent will be U.S. $4.40 per foot (U.S. $10,426.53) per month effective January 1, 2014 through December 31, 2018. In order to exercise the option to extend the term, Telvent DTN must provide the landlord written notice prior to June 30, 2013.
     Telvent DTN also leases office space at 9110 West Dodge Road, Omaha, Nebraska 68114 under a lease, dated January 1, 2008, with Triple Net Properties Realty, Inc., acting as agent for the twenty-four landlords listed therein. The lease is for 106,179 square feet of space on the first, second and third floors of the building. The spaced leased will be reduced by 18,000 square feet effect June 1, 2010, unless Telvent DTN notifies the landlord in writing by October 1, 2009 that it elects to retain the space. The monthly rent for 2008 was U.S. $168,116.75. Effective February 1, 2009 through December 31, 2009 the monthly rent was U.S. $172,319.67. Telvent DTN is also responsible for paying its proportionate share for expenses and taxes. The lease expires May 31, 2017 and Telvent DTN has two successive options to extend the lease for periods of five years.
Stock and Asset Purchase Agreement for the Acquisition of Farradyne
     May 18, 2006, Telvent and our subsidiary, Telvent Traffic, entered into a Stock and Asset Purchase Agreement with Parsons Brinckerhoff Quade & Douglas, Inc. (“PBQD”), its subsidiary, Farradyne, and PB Energy Storage Services, Inc. (“PB Energy”) under which Telvent Traffic acquired the intelligent transportation systems business of these selling parties (the “Farradyne Business”). Telvent guaranteed the performance by Telvent Traffic of its obligations under the agreement.
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
     The agreement contains certain covenants, representations and warranties of PBQD, Farradyne and PB Energy. PBQD and PB Energy agreed to indemnify Telvent Traffic against losses and damages resulting from a breach of any of these covenants, representations and warranties up to certain limits. In the case of breaches of certain representations and warranties, such as those pertaining to taxes and title to Farradyne shares, and breaches of PBQD’s and PB Energy’s agreement not to compete with the Farradyne Business for a period of time following closing, there is no monetary limitation on PBQD’s and PB Energy’s indemnification obligations. For breaches of the representations and warranties pertaining to existing litigation and existing intellectual property infringement claims, the limit is U.S. $22,756,810, plus an amount equal to fifty percent of the legal costs that we or Telvent Traffic may incur in connection therewith. For breaches of the remaining covenants, representations and warranties, PBQD’s and PB Energy’s indemnification obligation is limited to the escrowed purchase price amount of U.S. $4,999,999.
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
     See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
Abengoa Stock Purchase Plan
     See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
2007 Extraordinary Variable Compensation Plan
     An amendment to this Plan was approved by our shareholders on November 19, 2009. See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.

Sale & Leaseback Agreement
     On October 11, 2007, Telvent Housing entered into agreements for the sale and leaseback of certain equipment owned by Telvent Housing and located in four data centers in Spain operated by Telvent Housing, including the power, air conditioning, fire detection and protection systems, communications network equipment and security and control systems and all associated connections and other works (collectively, the “Equipment”). Telvent Housing entered into a sale agreement with ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C. (collectively, the “Buyers”), under which Telvent Housing sold the Equipment to the Buyers for an aggregate purchase price of € 26.2 million, plus approximately € 4.18 million in VAT taxes.
     Telvent Housing and the Buyers simultaneously entered into an equipment lease agreement under which Telvent Housing leased and continues to use the equipment at the four data center locations. The equipment lease has a term of four years, which will expire on October 11, 2011. Telvent Housing must keep the equipment insured and is responsible for any damage to or loss of the equipment during the term of the equipment lease. Upon the expiration of the term of the equipment lease, Telvent Housing will have the option to repurchase the equipment from the Buyers for a residual value of € 1.00. The option to purchase may be exercised with thirty days notice to the Buyers provided that all installment payments and other amounts payable under the equipment lease have been paid. Under the equipment lease, Telvent Housing will be responsible for lease payments in the aggregate amount of € 30.1 million (comprised of forty-seven monthly payments of € 0.49 million and a final rental payment of € 7.03 million), an aggregate payment of € 4.81 million in VAT taxes, and payment of all operational and maintenance expenses associated with the equipment.
     The amount outstanding under this long-term leasing obligation as of December 31, 2009 was € 16.1 million.
Matchmind Agreements
     On October 22, 2007, Telvent Outsourcing entered into several definitive agreements related to its initial acquisition regarding a 58% interest in Matchmind.
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
     Telvent Outsourcing also entered into definitive promissory share and purchase agreements with each of the 26 existing Matchmind management shareholders of Matchmind to acquire the remaining 42% interest in Matchmind over a three-year period. The purchase price for these subsequent purchases was based upon Matchmind reaching certain EBITDA targets, that was calculated based upon the annual audited financial statements (the “Financial Statements”) for specified periods.
•	Gali Agreement
     Telvent Outsourcing entered into a definitive agreement (the “Galí Agreement”) with José Luis Gali to acquire the remaining 5.87% of Galian 2002 (representing a 2% interest in Matchmind) over a three-year period. The purchase price for these subsequent purchases was based upon Matchmind reaching certain EBITDA targets, which was calculated based upon the annual audited financial statements for specified periods.

•	Acquisition of the remaining 42%
     On May 21, 2009, Telvent Outsourcing entered into two definitive agreements to purchase the remaining 42% interest in Matchmind, and thus, fully completed its purchase of all of Matchmind’s issued and outstanding shares of capital stock. The agreement with the 24 management sellers provided for the purchase 40% of the remaining Matchmind interests from those management shareholders for an aggregate purchase price of € 17.8 million. On May 25, 2009, we made the first payment relating to this agreement for a total of € 10.0 million (€ 8.6 million cash payment and € 1.4 million escrowed). The second payment was made on July 7, 2009 in the amount of € 7.8 million. The agreement contains non-competition clauses applicable to six management shareholders for two years, to begin once those managers leave the employment of Telvent Outsourcing or Matchmind. In addition, there is a non-competition clause with Mr. Carlos Delgado which will remain in effect until January 1, 2013. The management shareholders agreed to indemnify Telvent Outsourcing for 40% of any and all claims relating to any cause of action attributable to Matchmind that occurred on or before May 21, 2009.
     The agreement with José Luis Galí, Matchmind’s founder and former president, provided for the purchase by Telvent Outsourcing of the remaining 2% interest in Matchmind interests, for a purchase price of € 895,000. A first payment of € 500,000 was made on May 25, 2009. The second payment in the amount of € 395,000 was made on July 7, 2009.
Stock Purchase Agreement to Acquire DTN Holding Company, Inc.
     On October 28, 2008, our wholly-owned Spanish subsidiary Telvent Export, S.L. (“Telvent Export”) acquired all of the issued and outstanding shares of the capital stock of DTN, a Delaware corporation, in accordance with a Stock Purchase Agreement dated September 15, 2008 (the “SPA”) among Telvent Export, DTN, the stockholders of DTN (the “Sellers”) and GSC Recovery IIA, L.P., as Sellers’ Representative.
     Under the SPA, the purchase price payable by Telvent Export is an amount equal to U.S. $445 million less the amount of DTN’s indebtedness for borrowed money as of the closing date (U.S. $217.6 million), plus the cash held by DTN and its subsidiaries on the closing date and also certain other adjustments (the “Equity Value”). DTN’s indebtedness for borrowed money was not repaid in connection with the closing and Telvent DTN continues to be obligated to repay such amounts outstanding when due. The Equity Value as of the closing was U.S. $247.9 million.
     The Equity Value is payable in two payments: (i) a cash payment which was paid on the closing; and (ii) a deferred payment to certain stockholders of DTN who were DTN employees (the “Employee Sellers”) which is to be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90 day LIBOR as of the Closing Date adjusted as of the last day of each calendar year, but not less than 4% per annum. The cash consideration was subject to a working capital purchase price adjustment. Telvent Export paid U.S. $211.3 million on the closing on October 28, 2008 and an additional amount of U.S. $1.7 million to the Sellers on January 21, 2009 in respect of the adjustment for working capital. The amount of the deferred payment to be made to the Employee Sellers is U.S. $12.1 million (subject to certain adjustments) together with interest as described above (the “Deferred Payment”).
     In addition to the purchase price, the Employee Sellers have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on Telvent DTN achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011. If the ratio of actual cumulative EBITDA for 2009-2011 to the target EBITDA is less than 0.90, no premium or earn out payment will be paid over the deferred purchase payment to the Employee Sellers under the SPA. We estimate the total amount of the earn out to be approximately U.S. $8.1 million (€ 5.6 million).
     The cash consideration is subject to an escrow in an amount equal to ten percent (10%) of the cash consideration payable to the Sellers other than the Employee Sellers (the “Escrow Amount”) to secure the indemnification obligations of such Sellers (the “Non-Employee Sellers”). At the closing, Telvent Export deposited into escrow a standby letter of credit in the amount of U.S. $23.3 million being an amount equal to the Escrow Amount until the release date of the escrow. The amount of the standby letter of credit is subject to adjustment to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of the Non- Employee Sellers. On October 28, 2009, Telvent Export transferred $11,374,911. to the escrow account in lieu of the escrow agent making a draw under the standby letter of credit and the standby letter of credit was then decreased by the amount paid.
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

     We agreed to guaranty the indemnification obligations of Telvent Export under the SPA. The SPA contains customary representations, warranties and covenants for a transaction of this type.
     Telvent financed the acquisition partially through the proceeds of the Private Placement (described below), partially through the proceeds of the Spanish Loan (described below) and the balance from our own resources and proceeds of its IPO.
Private Placement of our Ordinary Shares
     On September 11, 2008, we entered into purchase agreements (collectively, the “Purchase Agreements”) with certain of our existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A., (collectively, the “Investors”), pursuant to which the Investors agreed to purchase, in a private placement transaction, an aggregate of 4,847,059 of our ordinary shares (the “Shares”), nominal value € 3.00505 per share, at a negotiated price per Share of U.S. $21.25 (the “Private Placement”) for aggregate consideration of approximately U.S. $103.0 million. On October 28, 2008, we completed the transactions contemplated by the Purchase Agreements.
     The net proceeds from the Private Placement were used to fund a portion of the cash consideration required for the acquisition of DTN Holding Company, Inc. (described above). The closing of the Private Placement was subject to customary closing conditions, and (i) the closing of the DTN Holding Company, Inc. acquisition; (ii) shareholder approval of the issuance and sale of the Shares; and (iii) the valid waiver by the Company’s shareholders of their preemptive right to subscribe for the Shares in accordance with Spanish law. Banc of America Securities LLC and Canaccord Adams Inc. acted as placement agents for certain of the Investors in the Private Placement.
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
Telvent DTN Credit and Guaranty Agreement with Goldman Sachs Credit Partners and General Electric
     Telvent DTN is a party to an Amended and Restated Credit and Guaranty Agreement (the “Telvent DTN Credit Agreement”), dated March 16, 2007, originally made by and among DTN, Inc., as Borrower, DTN Holding Co. Inc., DTN, LLC, DTN Information Services LLC, DTN Holdco Corporation and certain subsidiaries of DTN Holdco Corporation, as Guarantors, various Lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger, Sole Bookrunner and Sole Syndication Agent, and General Electric Capital Corporation, as Administrative Agent. The obligations under the credit agreement are secured by a lien on substantially all of the assets of the Borrower and Guarantors.
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
     The change in control that was triggered by our acquisition of DTN’s issued and outstanding capital stock would have constituted a default by DTN under the Telvent DTN Credit Agreement at the time the acquisition occurred. Accordingly, DTN requested consent to the change of control and on September 15, 2008, the parties to the Telvent DTN Credit Agreement entered into the First Amendment, Consent and Waiver to Amended and Restated First Lien Credit and Guaranty Agreement, which became effective on October 28, 2008 (the date of the closing of the acquisition). Under the First Amendment, the lenders consented to the change of control and amended the Telvent DTN Credit Agreement to increase the interest payable with respect to the credit facilities. The applicable margin with respect to Revolving Loans and Tranche C term loans that are Eurodollar Rate Loans was increased to 5% if Telvent DTN’s S&P Rating and Moody’s Rating is higher or equal than B+ and B1, respectively, from 3%. If Telvent DTN’s S&P Rating and Moody’s Rating falls to less than B+ and B1, respectively, the applicable margin will increase to 5.5%. For Revolving Loans and Tranche C term loans that are Base Rate Loans, the applicable margin was increased to 3.75% from 2% if Telvent DTN’s S&P Rating and Moody’s Credit Rating is higher or equal than B+ and B1, respectively, and to 4.25% if Telvent DTN’s credit ratings are lower.
     On October 26, 2009, we completed the restructuring of DTN Holding Company, Inc. and its thirteen subsidiaries. The restructuring and mergers resulted in the change of the name of DTN Holding Company, Inc. to Telvent DTN, Inc, and the merger of all of the subsidiaries of Telvent DTN, Inc. into Telvent DTN Inc. as the surviving legal entity, encompassing all the operations of the acquired business (the “DTN Restructuring”). The purpose of the restructuring was to simplify the legal structure of DTN and its subsidiaries and to further our corporate branding initiative by renaming the company Telvent DTN.
     In connection with the DTN Restructuring described above, on October 26, 2009, Telvent DTN entered into a Second Amended and Restated Credit and Guaranty Agreement with the Lenders and General Electric Capital Corporation, as Administrative Agent and Collateral Agent to make the necessary changes to the Telvent DTN Credit Agreement to reflect the DTN Restructuring and to make certain other changes, including:
• Telvent Export agreed to secure the obligations of Telvent DTN under the credit agreement by pledging all of the capital stock of Telvent DTN to General Electric Capital Corporation as Collateral Agent;
• The amount of the Tranche C term loans was fixed at the amount outstanding on October 26, 2009, which was U.S. $189.7 million and the parties agreed that all amounts repaid by Telvent DTN may not be reborrowed.
• Telvent DTN was required to make a prepayment in the amount of U.S. $10 million as a condition precedent to the Second Amended and Restated Credit and Guaranty Agreement
     The amount outstanding for Tranche C Loans is € 117.9 million (U.S. $169.9 million) as of December 31, 2009. No borrowings have been made under the revolving commitments feature of the credit facility as of December 31, 2009.
Telvent Corporation Underwriting Agreement dated May 27, 2009 with Canaccord Adams, Inc.
     On May 27, 2009, Telvent Corporation, one of our existing shareholders., entered into an Underwriting Agreement (“Underwriting Agreement”) with Canaccord Adams, Inc., as representative of the underwriters named in the Underwriting Agreement, to sell to such underwriters 3,109,975 of our Shares at a price of $17.70 per share for aggregate proceeds (net of discounts and commissions) of $55.0 million. We will not receive any of the proceeds from the sale of shares in this offering by Telvent Corporation.
     The offering was made pursuant to our registration statement on Form F-3 (File No. 333-155933) previously filed with, and declared effective by, the SEC and the related prospectus supplement, dated May 27, 2009, filed with the SEC on May 28, 2009. In addition, Telvent Corporation granted the underwriters an option to purchase up to 466,495 additional Shares to cover over-allotments. The over-allotment option was exercised in full, giving Telvent Corporation total gross proceeds of $63.3 million
Telvent Corporation Underwriting Agreement dated October 27, 2009 with Canaccord Adams, Inc.
     On October 27, 2009, Telvent Corporation, S.L. entered into an Underwriting Agreement (“Underwriting Agreement”) with Canaccord Adams Inc. and Piper Jaffray & Co., as representatives of the underwriters named in the Underwriting Agreement, to sell to such underwriters 3,650,000 of our ordinary shares at a price of U.S. $25.8875 per share for aggregate proceeds (net of discounts and commissions) of U.S. $94,489,375.
     The offering was made pursuant to a registration statement on Form F-3 (File No. 333-162278). In addition, Telvent Corporation granted the underwriters an option to purchase up to 542,374 additional Ordinary Shares to cover over-allotments, which was exercised in full. The total net proceeds to Telvent Corporation were U.S. $108,530,082.
Share Purchase Agreement between Telvent GIT, S.A. and Telvent Corporation S.L.
     On September 11, 2009, we entered into a Purchase Agreement (the “Purchase Agreement”) with Telvent Corporation, S.L. (“Telvent Corporation”), an existing shareholder of our company, pursuant to which our company acquired 370,962 of its ordinary shares, nominal value € 3.00505 per share (the “Shares”) in exchange for a purchase price of U.S. $18.50 per Share, an aggregate purchase price of U.S. $6.9 million, equivalent to € 4.7 million based on the US $/Euro exchange rate on September 10, 2009 of 1.458 US $/Euro. Closing of the purchase of the Shares occurred on September 15, 2009. The Purchase Agreement contains representations and warranties that are customary for a transaction of this type.
     We purchased the Shares in order to permit the participants in the Extraordinary Variable Compensation Plan (the “Plan”) to receive certain of their Plan awards in the form of our ordinary shares, rather than in cash. Our Board of Directors and shareholders approved an amendment to the Plan, under which the Plan participants may elect to convert certain cash awards into such number of Shares as is determined by dividing the amount of the cash award by U.S. $18.50, our purchase price for the Shares. Certain Plan participants have so elected to convert their cash awards into Shares.

Credit Agreement between Telvent GIT, S.A. and Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) dated September 11, 2009
     On September 11, 2009, we, as borrower, entered into an unsecured, bilateral loan agreement, governed by Spanish law, (the “Loan Agreement”) with Caja de Ahorros y Pensiones de Barcelona, as lender. The purpose of the new loan was to finance the acquisition of 370,962 of our ordinary shares as described above. The Loan Agreement includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     On September 15, 2009, we made a single drawdown under the Loan Agreement in the amount of EUR € 5 million in connection with the closing of the purchase of our share repurchase. The loan is due and payable in one installment on December 31, 2012.
     Until December 31, 2009 the loan bore interest at a rate calculated on the basis of EURIBOR, plus a spread of 2.75%. Beginning on December 31, 2009, the loan bears interests at a rate calculated on the basis of EURIBOR plus a spread ranging from 2.00% to 4.50% depending on our Net Financial Debt/EBITDA ratio.
     The loan must be guaranteed by our subsidiaries that representing at least 85% of our consolidated EBITDA, total assets and revenues of our company. Currently, Telvent Export, S.L., Telvent Tráfico y Transporte, S.A., Telvent Energía, S.A., Telvent Farradyne Inc, Telvent USA, Inc, Telvent Traffic North America Inc, Telvent Canada, Ltd, Telvent Brasil, S.A., Telvent Portugal, S.A., Telvent Mexico, S.A. de Capital Variable, Telvent Housing, S.A., Telvent Outsourcing, S.A., Telvent Servicios Compartídos, S.A., Telvent Interactiva, S.A., Telvent Environment, S.A., Matchmind Holding, S.L. and Telvent Miner & Miner are acting as guarantors under the Loan Agreement.
     As of December 31, 2009 the amount outstanding under this agreement was € 4.9 million.
Asset Purchase Agreement between Telvent Outsourcing and Simosa IT, S.A.
     On February 1, 2010, Telvent Outsourcing, one of our wholly-owned subsidiaries entered into an asset purchase agreement (the “Purchase Agreement”) with Simosa IT, S.A, a wholly-owned subsidiary of Abengoa, under which Telvent Outsourcing agreed to sell to Simosa IT, S.A. certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services. The sale of the assets also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L. The price of the transaction was € 4.0 million Euros and was based on, among other elements, a valuation report of a third-party expert. The transaction closed on February 28, 2010 and was effective as of January 1, 2010.
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
E. TAXATION
     The following is a summary of the material Spanish and United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This summary is not a complete analysis or listing of all the possible tax consequences of such transactions and does not address all tax considerations that may be relevant to all categories of shareholders, some of whom may be subject to special rules. Accordingly, our shareholders should consult their own tax advisors as to the tax consequences of their purchase, ownership and disposition of our ordinary shares, including the effect of tax laws of any other jurisdiction, based on their particular circumstances. The statements regarding Spanish and United States federal tax laws set out below are based on laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, and any such change may have retroactive effect.

Spanish Taxation
     The following discussion, subject to the limitations and qualifications therein, applies to the material Spanish tax consequences of the acquisition, ownership and disposition of our ordinary shares. This discussion applies only to shareholders that are “nonresident holders,” as defined below.
     As used herein, the term “nonresident holder” means a beneficial owner of our ordinary shares:
•	that is an individual or corporation not resident in Spain for Spanish tax purposes;

•	whose ownership of our ordinary shares is not for Spanish tax purposes effectively connected with either a permanent establishment in Spain through which such owner carries on or has carried on business, or a fixed base in Spain from which such owner performs or has performed independent personal services; and

•	that is not treated as owning or having owned at any time, directly or indirectly, 10% or more of our ordinary shares.
     This discussion is based on Spanish tax laws currently in effect, which laws are subject to change at any time, perhaps with retroactive effect. This discussion does not consider all aspects of Spanish taxation that may be relevant to all nonresident holders, some of whom may be subject to special rules. In particular, this discussion does not address the Spanish tax consequences applicable to partnerships or other “look-through” entities or investors who hold ordinary shares through partnerships or such entities. Each nonresident holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership or disposition of our ordinary shares.
Income Taxes — Taxation of Dividends. In the event that we pay dividends on our ordinary shares, under Spanish law, the dividends are subject to Spanish Non-Residents Income Tax, withheld at source on the gross amount of the dividends, currently at a 19% tax rate, unless the nonresident holder is entitled to a domestic exemption or a reduced rate under a Convention for the Avoidance of Double Taxation (“CADT”) between Spain and its country of tax residence. Nonresident holders should consult their tax advisors with respect to the applicability and the procedures under Spanish law for obtaining the benefit of a domestic exemption or a reduced rate under a CADT.
Income Taxes — Rights. Distributions to shareholders of preemptive rights to subscribe for new shares made with respect to our ordinary shares are not treated as income under Spanish law and, therefore, are not subject to Spanish Non-Residents Income Tax. The exercise of such preemptive rights subscribing for new shares is not considered a taxable event under Spanish law and thus is not subject to Spanish Non-Residents Income Tax. The tax treatment of disposals of preemptive rights depends on whether the underlying shares to which such rights relate are listed on a stock exchange of a European Union member. If our ordinary shares are listed on a stock exchange of a European Union member, the amount that a shareholder receives from the disposal of preemptive rights will reduce the acquisition value of the underlying shares and will be taxable to such shareholder, as a capital gain, only to the extent that the amount such shareholder receives exceeds the acquisition value of the underlying shares. If our ordinary shares are not listed on a stock exchange of a European Union member State, the amount that a shareholder receives from the disposal of preemptive rights will be considered as a taxable capital gain obtained in the year where the disposition takes place. See “Spanish Taxation - Income Taxes — Taxation of Capital Gains” below. Our ordinary shares are not currently listed on a European Union member stock exchange and we do not anticipate that they will be listed on any of these stock exchanges in the future.
Income Taxes — Taxation of Capital Gains. Under Spanish Non-Residents Income Tax Law, any capital gain derived from the sale or exchange of our ordinary shares is considered to be Spanish source income and, therefore, is taxable in Spain. Spanish Non-Residents Income Tax is currently levied at a 19% tax rate on capital gains obtained by nonresident holders who are not entitled to the benefit of an exemption or a reduced rate under the Spanish law or an applicable CADT.
     However, capital gains obtained by a nonresident holder on the sale or exchange of our ordinary shares will be exempt from Spanish Non-Residents Income Tax in the following cases:
•	If such nonresident holder is a resident of another European Union Member State, it will be exempt from Spanish Non-Residents Income Tax on capital gains, provided that (i) our assets do not mainly consist of, directly or indirectly, Spanish real estate, and (ii) the gain is not obtained through a country or territory statutorily defined as a tax haven. In respect of requirement (i), above, our assets currently do not, and we do not expect them in the foreseeable future to consist, directly or indirectly, mainly of Spanish real estate.

•	If such nonresident holder is entitled to the benefit of an applicable CADT, capital gains realized by the nonresident holder will, in the majority of cases, be exempt from Spanish Non-Residents Income Tax (since most CADTs provide for taxation only in the nonresident holder’s country of residence).
     As a general rule, in the event that a capital gain derived by a nonresident holder from the disposition of our ordinary shares is exempt from Spanish Non-Residents Income Tax, in accordance with the Order of December 23, 2003, such nonresident holder will be obliged to file with the Spanish tax authorities the corresponding 210 tax Form evidencing its entitlement to the exemption and providing the Spanish tax authorities with a certificate of tax residence issued by the tax authorities of its country of residence, within the meaning of a CADT, if applicable.
Spanish Inheritance and Gift Taxes. Unless an applicable CADT provides otherwise, transfers of our ordinary shares on death or by gift to individuals are subject to Spanish Inheritance and Gift Taxes, respectively (Spanish Law 29/1987), if the transferee is a resident of Spain for Spanish tax purposes, or if the ordinary shares are located in Spain, regardless of the residence of the transferee. Spanish tax authorities will consider our ordinary shares to be located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 7.65% and 81.6%. Gifts granted to corporate nonresident holders will be generally subject to Spanish Non-Residents Income Tax. Nonresident holders should consult their tax advisors with respect to the applicability of the Spanish Inheritance and Gift Taxes.
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
     The discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to certain classes of U.S. holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, U.S. holders of our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. holders, directly, or indirectly or through attribution, of 10% or more of our outstanding ordinary shares, and persons who own our ordinary shares through a partnership or other pass-through entity. Each U.S. holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and disposition of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in tax laws.
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
Taxation of Dividends in General. Subject to the discussion below under “Passive Foreign Investment Company,” the gross amount of any distribution paid on our ordinary shares out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, before reduction for any Spanish income tax withheld by us, will be included in a U.S. holder’s gross income as a dividend when actually or constructively received. Accordingly, the amount of dividend income that will be included in a U.S. holder’s gross income may be greater than the amount actually received or receivable by such shareholder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the shareholder’s tax basis in the ordinary shares and then as capital gain. If a shareholder is not able to determine whether any portion of a distribution is not treated as a dividend for U.S. federal income tax purposes, such shareholder may be required to treat the full amount of such distribution as a dividend. We have not yet determined whether we will maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, whether we will provide information to U.S. holders necessary to make such determinations with respect to distributions on our ordinary shares. Corporate U.S. holders generally will not be eligible for the dividends-received deduction generally allowed United States corporations in respect of dividends received from U.S. corporations. Individual U.S. holders that meet certain eligibility requirements will qualify for United States federal income taxation on certain dividends paid in taxable years beginning before January 1, 2011, at a reduced rate of 15% or lower if we are a “qualified foreign corporation.” Generally, we will be a “qualified foreign corporation” (i) if we are eligible for benefits under the Convention between the U.S. and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, together with its related Protocol (the “U.S.-Spain Treaty”) or (ii) with respect to our ordinary shares that are readily tradable on an established securities market in the U.S. As we believe we are eligible for benefits under the U.S.-Spain Treaty, and with respect to our ordinary shares that are readily tradable on the NASDAQ Global Select Market, we should be a “qualified foreign corporation.” We generally expect to be a “qualified foreign corporation” during all taxable years before 2011, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. Individual U.S. holders nevertheless will not be eligible for the reduced rate (a) if they have not held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent they are under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by them as investment income under Section 163(d)(4)(B) of the United States Internal Revenue Code. Any day during which a shareholder has diminished its risk of loss with respect to our ordinary shares (for example, by holding an option to sell our ordinary shares) is not counted towards meeting the 61-day holding period. Individual U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.
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
F. DIVIDENDS AND PAYING AGENTS
     Not applicable.
G. STATEMENT BY EXPERTS
     Not applicable.
H. DOCUMENTS ON DISPLAY
     You may read and copy our Annual Report and its exhibits and other reports and information that we file with or furnish to the SEC, including this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet Website at www.sec.gov which contains, in electronic form, each of the reports and other information that we have filed electronically with the SEC.
I. SUBSIDIARY INFORMATION
     Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk to which we are exposed is exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which a subsidiary operates. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities. Exchange rate risk and interest rate risk are both for purposes other than trading. Note 19 to our consolidated financial statements provides quantitative information about our foreign exchange and interest rate contracts by principal currency as of December 31, 2009 and 2008.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our subsidiaries enter into contracts in which revenues and costs are denominated in currencies other than their functional currency. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity.

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
     We apply hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities (pre-codification SFAS No. 133). As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (in “other comprehensive income”). The effective portion of the gain or loss on the hedging instrument recognized in equity, is subsequently reclassified to profit or loss in the same period or periods in which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The following tables illustrate the material foreign currency exchange risk-sensitive instruments held by us as of December 31, 2009 and 2008, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. For forward contracts, the contract terms provided consist of the contracts amounts and weighted average settlement price and have grouped the forward contracts by common characteristics (e.g. by the currency in which the instruments are denominated).

	Expected Maturity Date
As of December 31, 2009								Fair Value
In thousands	2010	2011	2012	2013	2014	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	16,072	250	13,144	—	—	—	29,466	(2,446)
Average contractual Exchange rate	1.30	1.42	1.27	—	—	—
EUR/USD (1)
Contract amount (EUR)	16,954	523	101	101	—	—	17,679	(550)
Average contractual Exchange rate	0.71	0.68	0.67	0.67	—	—
USD/MXN (1)
Contract amount (USD)	21,109	762	—	—	—	—	21,871	(369)
Average contractual Exchange rate	0.07	0.06	—	—	—	—
MXN/USD (1)
Contract amount (MXN)	121,136	13,862	—	—	—	—	134,998	12
Average contractual Exchange rate	14.02	15.36	—	—	—	—
CAD/USD (1)
Contract amount (CAD)	46,990	180	—	—	—	—	47,170	708
Average contractual Exchange rate	1.07	1.01	—	—	—	—
USD/CAD (1)
Contract amount (USD)	9,478	—	—	—	—	—	9,478	(43)
Average contractual Exchange rate	0.91	—	—	—	—	—
AUD/KWD (1)
Contract amount (AUD)	1,354	283	—	—	—	—	1,637	102
Average contractual Exchange rate	4.35	4.42	—	—	—	—
EUR/BRL (1)
Contract amount (EUR)	227	—	—	—	—	—	227	(8)
Average contractual Exchange rate	0.37	—	—	—	—	—
USD/SEK (1)
Contract amount (USD)	76	—	—	—	—	—	76	3
Average contractual Exchange rate	0.15	—	—	—	—	—
EUR/JOD (1)
Contract amount (EUR)	589	—	—	—	—	—	589	117
Average contractual Exchange rate	0.93	—	—	—	—	—
EUR/QAR (1)
Contract amount (EUR)	2,688	398	—	—	—	—	3,086	37
Average contractual Exchange rate	0.19	0.20	—	—	—	—
EUR/MXN (1)
Contract amount (EUR)	2,704	238	—	—	—	—	2,942	23
Average contractual Exchange rate	0.05	0.05	—	—	—	—

(1)	Telvent buys the first currency mentioned and sells the second currency.

	Expected Maturity Date
As of December 31, 2008								Fair Value
In thousands	2009	2010	2011	2012	2013	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	4,238	220	—	—	—	—	4,458	64
Average contractual Exchange rate	1.47	1.47	—	—	—	—
EUR/USD (1)
Contract amount (EUR)	10,386	19	—	—	—	—	10,405	(14)
Average contractual Exchange rate	0.70	0.70	—	—	—	—
USD/MXN (1)
Contract amount (USD)	22,427	—	—	—	—	—	22,427	(1,919)
Average contractual Exchange rate	0.08	—	—	—	—	—
MXN/USD (1)
Contract amount (MXN)	166,315	2,349	—	—	—	—	168,664	(326)
Average contractual Exchange rate	11.69	11.36	—	—	—	—
CAD/USD (1)
Contract amount (CAD)	52,047	3,633	177	—	—	—	55,857	(3,232)
Average contractual Exchange rate	1.11	1.03	1.01	—	—	—
USD/CAD (1)
Contract amount (USD)	21,626	—	—	—	—	—	21,626	349
Average contractual Exchange rate	0.83	—	—	—	—	—
AUD/KWD (1)
Contract amount (AUD)	7,436	5,483	2,676	—	—	—	15,595	(1,374)
Average contractual Exchange rate	4.20	4.35	4.40	—	—	—
EUR/BRL (1)
Contract amount (EUR)	2,177	—	—	—	—	—	2,177	277
Average contractual Exchange rate	0.34	—	—	—	—	—
BRL/EUR (1)
Contract amount (BRL)	5,078	—	—	—	—	—	5,078	379
Average contractual Exchange rate	2.74	—	—	—	—	—
USD/SEK (1)
Contract amount (USD)	3,240	—	—	—	—	—	3,240	350
Average contractual Exchange rate	0.15	—	—	—	—	—
EUR/MXN (1)
Contract amount (EUR)	3,119	64	—	—	—	—	3,183	95
Average contractual Exchange rate	17.35	18.62	—	—	—	—

(1)	Telvent buys the first currency mentioned and sells the second currency.
Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year both EURIBOR and LIBOR, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases and using interest rate swaps to limit the interest rate risk associated with our variable-rate long term debt. These contracts mature between 2010 and 2024. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid during the period ended December 31, 2009 were € 0.6 million.
     In addition, the following tables illustrate the interest rate risk-sensitive instruments held by us (all options, swaps and material debt obligations) as of December 31, 2009 and 2008, respectively, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. Information on the following contract terms is provided: for options — contract amounts and weighted average strike prices; for swaps — notional amounts, weighted average pay rates, and weighted average receive rates; and for debt obligations — principal amounts and weighted average effective interest rates. The instruments are grouped based on common characteristics as follows: options — written or purchased put or call options with similar strike prices; swaps — received variable and pay fixed swaps; and debt obligations — fixed rate or variable rate, and by currency

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Fair Value (€)
Interest rate swap
Fixed to Floating
Contract amount/notional (USD)	110,400	—	—	—	—	—	967
Average rate receivable	Libor 3m USD	—	—	—	—	—
Average rate payable	5.32%	—	—	—	—	—

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	73,197	57,456	42,700	22,983	7,916	7,148	626
Average rate receivable	4.22%	4.22%	4.22%	4.19%	4.09%	4.09%

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	1,945	1,945	1,945	168,850	—	—	174,685	107,958
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	14,153	14,153	14,153	14,153	—	—	56,612	52,608
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	0	0	0	5,000	—	—	5,000	4,442
Average interest rate	(3)	(3)	(3)	(3)	(3)	(3)
Variable Rate (EUR)	29	352	364	377	391	8,464	9,977	8,454
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(1)	Eurodollar Rate Loans: 5.5% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 5% if it is higher or equal. Base rate loan: 4.25% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 3.75% if it is higher or equal.

(2)	Euribor plus spread ranging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.

(3)	Euribor plus spread ranging from 2% to 24.50% based on Net Financial Debt/EBITDA of consolidated financial statement.

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate swap
Fixed to Floating
Contract amount/notional (USD)	156,400	110,400	—	—	—	—	4,200
Average rate payable	Libor 3m USD	Libor 3m USD
Average rate receivable	5.32%	5.32%

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	72,124	53,585	41,497	30,338	19,146	7,916	384
Average strike price	4.20%	4.21%	4.21%	4.20%	4.18%	4.09%

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (USD)	12,300	—	—	—	—	—	—
Average strike price	4.50%

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	11,802	2,048	2,048	2,048	193,542	—	211,488	131,683
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	15,500	10,500	10,500	10,500	10,500	—	57,500	52,941
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	381	364	377	391	405	8,039	9,957	8,486
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(1)	Eurodollar Rate Loans: 5.5% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 5% if it is higher or equal. Base rate loan: 4.25% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 3.75% if it is higher or equal.

(2)	Euribor plus spread ranging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.
     Details of the terms of our short-term and long-term debt are reflected in Notes 16 and 17, respectively, in the Notes to consolidated financial statements on pages F-23 to F-26.
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
     On October 28, 2008, we used € 17.3 million to make a payment in connection with the closing of the DTN Holding Company, Inc. acquisition.
     As of December 31, 2009 and 2008, all funds generated from our initial purchase offering have been used.
Private Placement of our Ordinary Shares
     On September 11, 2008, we entered into purchase agreements with certain of our existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A. In connection with this private placement, Telvent Corporation purchased 3,576,470 of our ordinary shares, nominal value € 3.00505 per share, at a negotiated price per share of U.S. $21.25. See “Item 10.C Additional Information — Material Contracts” for a complete discussion of the private placement.
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the our company reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and our Chief Accounting and Reporting Officer, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2009, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, have performed an evaluation of the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were effective as of that date.

(b) Management’s Annual Report on Internal Control over Financial Reporting
     Telvent’s management, under the supervision of its Chief Executive Officer and our Chief Accounting Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Under the supervision of our Chief Executive Officer and Chief Accounting Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2009.
     In making its assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has concluded that our internal control over financial reporting were effective as of December 31, 2009.
     Our independent registered public accounting firm, Deloitte, S.L., has also audited the effectiveness of our internal control over financial reporting as of December 31, 2009. Deloitte, S.L.’s report on the effectiveness of our internal control over financial reporting as of December 31, 2009 is included in this Annual Report.
(c) Report of Independent Registered Public Accounting Firm on Internal Controls
     The Report of our Independent Registered Public Accounting Firm on Internal Controls is furnished in Item 18 of this Form 20-F.
(d) Changes in Internal Control over Financial Reporting
     As disclosed in “Management’s Annual Report on Internal Control Over Financial Reporting” under Section 15(b) above, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure. During the evaluation performed, we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2009. There have not been changes to our system of internal control over financial reporting during our 2009 fiscal year that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.
ITEM 15T. CONTROLS AND PROCEDURES
Not applicable.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that we have at least one audit committee financial expert, Mr. Javier Salas, who is the Chairman of our Audit Committee. Mr. Salas has acquired such expertise through his experience actively supervising persons performing principal financial and accounting officer functions, experience overseeing the performance of companies with respect to the preparation and evaluation of their financial statements, and other relevant experience outlined in “Item 6.A-Directors and Senior Management.” Mr. Salas is independent as defined under Rule 5605(a)(2) of the NASDAQ Listing Rules.
ITEM 16B. CODE OF ETHICS
     Our board of directors has adopted a Code of Conduct for our employees, officers and directors to govern their relations with current and potential customers, fellow employees, competitors, government and self-regulatory agencies, the media, and anyone else with whom we have contact. On February 24, 2005, our board of directors approved a set of amendments to clarify and expand our Code of Conduct as follows:
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
     In addition, in July of 2005, the Audit Committee adopted, in accordance with Section 301 of the Sarbanes Oxley Act, a whistleblower policy to establish procedures for: (a) the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters; and (b) the submission by employees of Telvent, on a confidential and anonymous basis, of good faith concerns regarding questionable accounting or auditing matters.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. or by other member firms of Deloitte to the Telvent group, classified by type of service rendered for the periods indicated:

	Year Ended December 31
	2009	2008
	(Deloitte)
	(Euros in thousands)
Audit Fees	€1,382	€1,673
Audit-Related Fees	113	25
Tax Fees	—	—
All Other Fees	—	—

Total	€1,495	€1,698

     Audit Fees are the aggregate fees billed for professional services in connection with the audit of our consolidated annual financial statements, quarterly review of our interim financial statements and statutory audits of our subsidiaries’ financial statements under the rules of Spain and the countries in which our subsidiaries are organized. Also included are services that can only be provided by our auditor, such as auditing of non-recurring transactions, consents, comfort letters, attestation services and any audit services required for SEC or other regulatory filings.
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
•	The Audit Committee shall review and approve in advance the annual plan and scope of work of the independent external auditor, including staffing of the audit, and shall (i) review with the independent external auditor any audit-related concerns and management’s response and (ii) confirm that any examination is performed in accordance with the relevant accounting standards.

•	The Audit Committee shall pre-approve all audit services and all permitted non-audit services (including the fees and terms thereof) to be performed for us by the independent auditors, to the extent required by law. The Audit Committee may delegate to one or more Committee members the authority to grant pre-approvals for audit and permitted non-audit services to be performed for us by the independent auditor, provided that decisions of such members to grant pre-approvals shall be presented to the full Audit Committee at its next regularly scheduled meeting.

•	For those audit services performed by the independent auditor included within the range of permitted services, the Audit Committee’s previous approval of the fees would not be necessary as long as the services do not exceed € 20,000.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     On September 11, 2009, we entered into a Purchase Agreement with Telvent Corporation, S.L. pursuant to which we acquired 370,962 of our ordinary shares at a purchase price of U.S. $18.50 per share and an aggregate purchase price of U.S. $6,862,797 (or € 4,706,993.82 based on the US $/Euro exchange rate on September 10, 2009 of 1.458 US $/Euro). The closing of our share repurchase occurred on September 15, 2009. We repurchased these shares in order to permit the participants in our Extraordinary Variable Compensation Plan to receive certain of their plan awards in the form of our shares, rather than in cash.
     Additionally, on November 2, 2009, Telvent Corporation completed its sale of 4,192,374 of our ordinary shares, which includes the 542,374 shares purchased by the underwriters pursuant to their exercise of their overallotment option, nominal value € 3.00505 per share at a purchase price per share of $27.25. For additional information regarding this secondary offering, see the description of the Underwriting Agreement, dated October 27, 2009, by and between Canaccord Adams Inc. and Piper Jaffray & Co., as representatives of underwriters named therein, Telvent Corporation, S.L., as the Selling Stockholder, and Telvent GIT, S.A. in “Item 10.C Additional Information — Material Contracts.”
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable
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
     Under NASDAQ’s corporate governance rules, U.S. domestic issuers are required to provide a quorum as specified in its bylaws for any meeting of the holders of common stock, provided, however, that such quorum is not permitted to be less than 33 1/3% of the outstanding shares of common voting stock. Our bylaws provide that, on the first call of our general shareholders’ meeting, a duly constituted meeting requires a quorum of at least 25% of our subscribed share capital, and, if a quorum was not obtained on the first call, a meeting is validly convened on the second call regardless of the share capital in attendance. However, certain major corporate actions (such as issuing additional ordinary shares, increasing or decreasing our share capital, issuing debt securities, amending our bylaws or approving merger transactions) require shareholder approval at a meeting at which at least 50% of our subscribed share capital is present or represented on the first call or at least 25% of the our share capital present or represented on the second call. However, when the number of shareholders attending a meeting represents less than 50% of our subscribed share capital, resolutions on any of these major corporate actions must be adopted by the affirmative vote of at least two-thirds of the share capital present or represented at such meeting.
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
     Under NASDAQ’s corporate governance rules, shareholders of U.S. domestic issuers must be given the opportunity to vote on equity compensation plans and material revisions thereto, with limited exceptions set forth in the NASDAQ Marketplace Rules, including an exception for foreign private issuers who follow the laws of their home country. Under Spanish law, equity compensation plans involving the issuance of our securities require prior shareholder approval. Additionally, equity compensation plans in which our officers and employees participate can be approved by our board of directors without shareholder approval. However, the establishment of equity compensation plans in which members of our board of directors participate must be authorized in our bylaws. Our bylaws currently do not include this type of provision and would have to be amended by our shareholders before any such plan could be adopted.
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
ITEM 18. FINANCIAL STATEMENTS
Our financial statements are at pages F-1 to F-41.
ITEM 19. EXHIBITS

Exhibit
Number	Description
1.1	Deed of Incorporation as filed with the Mercantile Registry of Madrid (English translation). (1)

1.2	Amended and Restated Articles of Association of the Spanish Corporation Telvent GIT, S.A. (English translation).

2	Form of Stock Certificate of Telvent. (1)

4.1	Reciprocal Loan Agreement between Abengoa, S.A. and Telvent GIT, S.A., dated April 20, 2004 (English translation). (1)

4.2	Credit Agreement between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., dated May 2, 2003. (1)

4.3	Credit Agreement Amendment (Availability and Covenant Amendments) between Telvent Canada and ABN AMRO Bank N.V (formerly known as LaSalle Commercial Lending), dated June 29, 2004. (4)

Exhibit
Number	Description
4.4	Form of Services Agreement (English translation). (1)

4.5	Telvent-GIRH Contract for Services between Telvent GIT, S.A. and Gestión Integral de Recursos Humanos, S.A., dated January 1, 2004 (English translation). (1)

4.6	Form of Underwriting Agreement. (3)

4.7	Share Purchase Agreement by and among Metso Automation Holding B.V, Neles-Jamesbury Inc., Telvent Sistemas y Redes, S.A., Metso Automation SCADA Solutions Ltd., and Metso Automation SCADA Solutions Inc., dated January 31, 2003. (1)

4.8	Sale of Shares of the company, Xfera Móviles, S.A., and Adherence to Pledge and Subordination Agreements between Telvent Investments, S.L. and Telvent GIT S.A., dated June 18, 2004 (English translation). (1)

4.9	Contract of Sale of Shares of the company, Xfera Móviles, S.A., between Telvent Investments, S.L. and Telvent GIT S.A, dated June 23, 2004 (English translation). (1)

4.10	Lease contract between Carrierhouse, S.A. (now known as Telvent Housing) and Valgrande 6, S.A., dated November 15, 2000 for the facilities at Valgrande 6, Alcobendas, Madrid, Spain (English translation). (4)

4.11	Commercial Lease Agreement between Telvent Servicios Compartidos S.A. and Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros, dated February 25, 2004 for the facilities at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain (English translation). (4)

4.12	Lease Contract between Telvent Edificio Valgrarde, S.L. (now known as Servicios Compartidos S.A.) and Altius Partners S.L., dated July 30, 2003 for the facilities at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain (English translation). (4)

4.13	Commercial Lease Agreement between Telvent Housing, S.A. and Decesaris, S.A., dated July 1, 2004 for the facilities at Avda. Montesierra 36, Seville, Spain (English translation). (4)

4.14	Lease Agreement for Premises for Uses Other Than as a Dwelling between Carrierhouse, S.A. (now known as Telvent Housing) and Sertram, S.A., dated June 27, 2001 for the facilities at Acero 30-32, Barcelona, Spain (English translation). (4)

4.15	Lease of Office Space (Southland Park) between Metso Automation SCADA Solutions Ltd. (now known as Telvent Canada) and Pensionfund Realty Limited, dated August 7, 2002 for the facilities at 10333 Southport Road S.W., Calgary, AB, Canada. (4)

4.16	Lease Agreement between Telvent USA Inc. and Baker Hughes Incorporated, dated October 16, 2003 for the facilities at 7000A Hollister Road, Houston, Texas. (4)

4.17	Leasehold Contract between Telvent Control System (Beijing) Co., Ltd. and Beijing Development Area Co., Ltd., dated November 15, 2001 (English translation). (4)

4.18	Purchase contract between Telvent Control System (Beijing) Co., and Beijing Development Area Co., Ltd., dated March 17, 2005. (4)

4.19	Leasing Agreement between Sainco Brasil S.A. (now known as Telvent Brasil S.A.) and Bargoa S.A., dated January 1, 2003, together with a letter memorializing a discussion held on May 24, 2004 concerning amendments to the terms of the lease (English translation). (4)

4.20	Lease between Telvent Mexico, S.A. de C.V. and Abengoa Mexico, S.A. De C.V., dated January 1, 2003, as amended by an Addendum dated January 3, 2005 (English translation). (4)

4.21	Lease between Carrierhouse S.A. (now known as Telvent Housing) and MC -Imovest, Sociedade Gestora de Fundos de Investimentos Imobiliarios, S.A., dated June 21, 2000, for the facilities at Severiano Falcao 14, Lisbon, Portugal. (4)

4.22	Lease dated June 1, 2004 between Telvent Miner & Miner, and Meyers 4701, LLC with respect to the facilities at 4701 Royal Vista Circle, Windsor, Colorado. (5)

4.23	Two leases both dated July 1, 2005, between Almos Systems Pty. Ltd. and Savterne Pty Ltd. with respect to the facilities at Units 3 and 4, 41 King Edward Road, Osborne Park, Western Australia. (5)

4.24	Lease dated March 11, 1993 between ACT Sigmex B.V. (Almos Systems) and Kroezen Vastgoed Exploitatie B.V. with respect to the facilities at Landzichtweg, 70, 4105 DP Culemborg, Netherlands. (5)

4.25	Credit Agreement Amendment (Facility B Letter of Credit) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated May 12, 2003. (5)

4.26	Credit Facility Amendment (Affiliate Borrowing Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated July 14, 2005. (5)

4.27	Credit Facility Amendment (Availability Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated April 13, 2006. (5)

4.28	Credit Agreement, dated May 31, 2006, among Telvent Traffic North America Inc. and LaSalle Bank National Association. (6)

4.29	Amendment to Credit Agreement effective June 16, 2006 between Telvent Traffic North America Inc. and LaSalle Bank National Association. (6)

4.30	Stock and Asset Purchase Agreement, dated May 18, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc. (6)

Exhibit
Number	Description
4.31	Amendment to Stock and Asset Purchase Agreement, dated July 1, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc. (6)

4.32	Lease, dated November 27, 2002, between Telvent Farradyne Inc. and GLB Montrose Office Park LLC with respect to the facilities at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852. (17)

4.33	Lease, dated March 1, 2007, between Telvent Miner & Miner, and Meyers 4701, LLC with respect to the facilities at 4701 Royal Vista Circle, Windsor, Colorado. (7)

4.34	Abengoa Share Plan, adopted by the Telvent Board of Directors January 23, 2006. (8)

4.35	2007 Variable Compensation Plan, adopted by the Telvent Board of Directors January 23, 2006. (9)

4.36	Credit Facility Amendment (Availability Amendment) between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated April 19, 2007. (10)

4.37	Second Amendment to Credit Agreement, dated April 24, 2007, between Telvent Traffic North America Inc. and LaSalle Bank National Association. (10)

4.38	Amendment to the 2007 Variable Compensation Plan of Telvent GIT, S.A. adopted by the Telvent Board of Directors on September 20, 2007. (11)

4.39	Amendment dated April 25, 2007 to the lease agreement between Telvent U.S.A. and Baker Hughs Incorporated for the facilities at 7000A Hollister Road, Houston, Texas. (17)

4.40	Amendment dated August 1, 2007 to the Reciprocal Loan Agreement between Abengoa and Telvent, dated April 20, 2004. (17)

4.41	Purchase and Sale Agreement, dated October 11, 2007, by and among Telvent Housing, S.A., ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C. (13)

4.42	Machinery Financial Leasing Agreement, dated October 11, 2007, by and among, ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C., Telvent Housing, S.A. and Telvent GIT, S.A. (as Guarantor). (13)

4.43	Purchase and Sale Agreement of Shares in the companies Galian 2002, S.L. and GD 21, S.L., dated October 22, 2007, by and among Telvent Outsourcing, S.A. and the Sellers named therein. (13)

4.44	Promissory Agreement for the Purchase/Sale of Shares, dated October 22, 2007, by and between Mr. José Luis Galí Pérez and Telvent Outsourcing, S.A. concerning Galian 2002, S.L. (13)

4.45	Form of Telvent Outsourcing, S.A. Promissory Agreement for the Purchase/Sale of Shares concerning the companies of the Matchmind Group. (13)

4.46	Lease Agreement, dated October 18, 2007, by and between Caseta Technologies, Inc. and Highland Resources, Inc. (13)

4.47	Third Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated April 30, 2007. (17)

4.48	Fourth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated July 31, 2007. (15)

4.49	Fifth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated October 31, 2007. (17)

4.50	Sixth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated December 21, 2007. (17)

4.51	Reciprocal Loan Agreement by and between Abengoa S.A. and Telvent GIT, S.A., dated August 1, 2007 (English translation). (17)

4.52	First Amendment to Lease Agreement by and between Baker Hughes Incorporated and Telvent USA, Inc., dated April 25, 2007, for the facilities at 7000A Hollister Road, Houston, Texas. (17)

4.53	Agreement of Lease between Standard Court East and West and Valmet Automation (USA) Inc., dated December 26, 1998, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.54	Consent Letter regarding Renewal Option to Agreement of Lease between Standard Court East and West and Metso Automation (now known as Telvent USA, Inc.) (successor in interest to Valmet Automation (USA) Inc.), dated July 9, 2001, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.55	First Amendment Agreement of Lease between Himeles Holding Limited (formerly known as Standard Court East) and Telvent USA, Inc., dated January 3, 2005, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.56	Consent Letter regarding Renewal Option to Agreement of Lease between Himeles Holding Limited and Telvent USA, Inc., dated July 6, 2006, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.57	Second Amendment Agreement of Lease between Standard Court East and Telvent USA, Inc., dated December 4, 2007, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.58	Loan Agreement between Telvent Mexico, S.A. de C.V. (as “Lender”) and Abengoa Mexico S.A. (as “Borrower”), dated December 1, 2002 (English translation). (17)

4.59	Loan Agreement between Abengoa Mexico S.A. (as “Lender”) and Telvent Mexico, S.A. de C.V. (as “Borrower”), dated December 1, 2002 (English translation). (17)

4.60	First Addendum to Loan Agreement between Abengoa Mexico S.A. and Telvent Mexico, 7S.A. de C.V., dated January 1, 2006. (17)

Exhibit
Number	Description
4.61	Second Addendum to Loan Agreement between Abengoa Mexico S.A. and Telvent Mexico, S.A. de C.V., dated June 1, 2007. (17)

4.62	Credit Facility Amendment (Availability Amendment) between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated October 18, 2007. (14)

4.63	Credit Facility Amendment between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated December 11, 2007. (17)

4.64	Amendment to the Rules of Procedure of the Nominating and Compensation Committee approved by the Nominating and Compensation Committee and the Board of Directors on February 21, 2008. (16)

4.65	(Intentionally Omitted)

4.66	Credit Agreement, dated March 31, 2008, between The Royal Bank of Scotland N.V (Formerly ABN AMRO Bank N.V.) and Telvent Canada Ltd. (19)

4.67	Seventh Amendment to Credit Agreement, dated April 28, 2008, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc. (18)

4.68	Standard Commercial Industrial Property Lease (Part A), 2006 General Terms and Conditions of Lease (this form document is related to the leases identified in Exhibits 4.70, 4.71 and 4.72). (20)

4.69	Standard Commercial/Industrial lease for Unit 3, 41 King Edward Road, Osborne Park, Western Australia, dated July 1, 2008, between Telvent Australia Pty., Ltd. and Multari Nominees (as trustee for Savterne Pty, Ltd. Superannuanations Fund). (20)

4.70	Standard Commercial/Industrial lease for Unit 3B, 41 King Edward Road, Osborne Park, Western Australia, dated July 1, 2008, between Telvent Australia Pty., Ltd. and Multari Nominees (as trustee for Savterne Pty, Ltd. Superannuanations Fund). (20)

4.71	Standard Commercial/Industrial lease for Unit 4, 41 King Edward Road, Osborne Park, Western Australia, dated July 1, 2008, between Telvent Australia Pty., Ltd. and Multari Nominees (as trustee for Savterne Pty, Ltd. Superannuanations Fund). (20)

4.72	Form of Purchase Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and the investors identified on Schedule A thereto. (21)

4.73	Form of Registration Rights Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and the investors identified on Schedule A thereto. (21)

4.74	Registration Rights Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and Telvent Corporation, S.L. (21)

4.75	Stock Purchase Agreement, dated September 15, 2008, by and among Telvent Export, S.A., the stockholders of DTN Holding Company, Inc., DTN Holding Company, Inc. and GSC Recovery IIA, L.P., as Sellers’ Representative. (22)

4.76	Syndicated Financing Agreement, dated September 12, 2008, between Telvent GIT, S.A., Abengoa, S.A., Telvent Export, S.L., Caja De Ahorros y Monte De Piedad De Madrid, ING Belgium S.A., Sucursal En Espana and Caja De Ahorros Y Monte De Piedad De Madrid (English translation). (22)

4.77	Amendments to the Extraordinary Variable Compensation Plan adopted by the Nomination and Compensation Committee at a meeting held on December 18, 2008 (English translation). (23)

4.78	Amended and Restated First Lien Credit and Guaranty Agreement, dated March 16, 2007, by and among DTN, Inc. (as borrower); DTN Holding Company, Inc., DTN, LLC, DTN Information Services LLC, DTN Holdco Corporation and certain subsidiaries of DTN Holdco Corporation (collectively, the guarantors); various Lenders signatory thereto; Goldman Sachs Credit Partners L.P. (as lead arranger, sole bookrunner and sole syndication agent); and General Electric Capital Corporation (as administrative agent and collateral agent). (24)

4.79	First Amendment and Consent to Amended and Restated First Lien Credit and Guaranty Agreement, dated September 15, 2008, by and among DTN, Inc. (as borrower), DTN Holding Company, Inc., DTN, LLC, DTN Information Services LLC, DTN HoldCo Corporation and certain subsidiaries of DTN HoldCo Corporation (collectively, the guarantors); General Electric Capital Corporation (as administrative agent) and the Lenders signatory thereto. (24)

4.80	Lease by and between David J. and Bernard Meyers and Data Transmission Network Corporation, dated August 6, 1993, as amended by an Addendum dated August 6, 1993, as amended by an Addendum dated August 6, 1993, as amended by an Addendum dated September 21, 1995, as amended by an Addendum dated June 19, 2003, as amended by an Addendum dated July 1, 2008. (24)

4.81	Office Lease by and between Triple Net Properties Realty, Inc., as agent, the landlords identified therein and DTN, Inc., dated January 1, 2008, as amended by a Rider, dated June 16, 2008. (24)

4.82	Amendment to the Audit Committee Charter adopted by the Audit Committee and the Board of Directors of Telvent GIT, S.A. on September 20, 2007. (12)

4.83	Lease by and between 1390 Piccard Drive, L.L.C. and Telvent Farradyne Inc., dated July 23, 2008, and related Guaranty by Telvent GIT, S.A., dated July 31, 2008, for the facilities at 1390 Piccard Drive, Rockville, Maryland. (24)

Exhibit
Number	Description
4.84	Lease of Office Space (Southland Park) between Telvent Canada Ltd. and Pensionfund Realty Limited, dated June 27, 2007 for the facilities at 10333 Southport Road S.W., Calgary, AB, Canada. (24)

4.85	First Supplement to the Rental Contract, dated June 21, 2000, between Telvent Portugal and Imovest - Fundo de Investmentos Imobiliaros, dated July 1, 2008, for the facilities at Severiano Falcao 14, Lisbon, Portugal (English Translation). (24)

4.86	Amendment to the Lease between Telvent Netherlands B.V. and Kroezen Vastgoed Exploitatie B.V., dated January 15, 2009 for the facilities at Landzichtweg, 70, 4105 DP Culemborg, Netherlands (English Translation). (24)

4.87	Lease Agreement for Use Other Than Housing, dated May 1, 2009, by and between Valgrande 6, S.A.V. and Telvent GIT, S.A. (English Translation). (25)

4.88	Underwriting Agreement, dated May 27, 2009 by and between Canaccord Adams Inc., as representatives of the several Underwriters named in Schedule I, Telvent Corporation, S.L., and Telvent GIT, S.A. (26)

4.89	Audit Committee Charter of Telvent GIT, S.A., as amended and restated on July 23, 2009 (English Translation). (27)

4.90	Eighth Amendment to Credit Agreement, dated April 30, 2009, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc. (28)

4.91	Ninth Amendment to Credit Agreement, dated May 14, 2009, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc. (28)

4.92	Tenth Amendment to Credit Agreement, dated May 21, 2009, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc. (28)

4.93	Guarantee to Credit Agreement, dated May 21, 2009 by Abengoa S.A. (28)

4.94	Purchase and Sale Agreement, dated May 21, 2009, between Telvent Outsourcing, S.A. and certain sellers of the shares of Matchmind Holding, S.L., Matchmind, S.L. and Matchmind Ingeniería de Software, S.L. (English Translation). (28)

4.95	Purchase and Sale Agreement, dated May 21, 2009, between Telvent Outsourcing, S.A. and José Luis Gali (English Translation). (28)

4.96	Amending Novation Agreement and Syndicated Financing Agreement, dated May 21, 2009, between Telvent GIT, S.A., certain guarantors and Caja de Ahorros y Monte de Piedad de Madrid, Caixa d’Estalvis i Pensions de Barcelona and ING Belgium S.A., Sucursal en España (English Translation). (28)

4.97	Purchase Agreement between Telvent GIT, S.A. and Telvent Corporation, S.L. dated September 11, 2009. (29)

4.98	Registration Rights Agreement, dated October 1, 2009, by and among Telvent GIT, S.A., Telvent Corporation, S.L. and Abengoa S.A. (30)

4.99	First Amendment to Registration Rights Agreement, dated October 9 2009, by and among Telvent GIT, S.A., Telvent Corporation, S.L. and Abengoa S.A. (31)

4.100	Underwriting Agreement, dated October 27, 2009, by and between Canaccord Adams Inc. and Piper Jaffray & Co., as representatives of the several Underwriters named in Schedule I, Telvent Corporation, S.L., as the Selling Stockholder, and Telvent GIT, S.A. (32)

4.101	Amended and Restated Extraordinary Variable Compensation Plan adopted by the shareholders at an extraordinary meeting of shareholders on November 19, 2009 (English Translation). (33)

4.102	Second Amended and Restated Credit and Guaranty Agreement, dated October 26, 2009, by and among Telvent DTN, Inc. (as borrower), General Electric Capital Corporation (as administrative agent and collateral agent) and the various Lenders named therein. (33)

4.103	Loan Agreement, dated September 11, 2009, by and between Telvent GIT, S.A. (as borrower), Telvent Export, S.L., Telvent Tráfico y Transporte, S.A., Telvent Energía, S.A., Telvent Farradyne Inc., Telvent USA, Inc., Telvent Traffic North America Inc., Telvent Canada, LTD, Telvent Brasil, S.A., Telvent Portugal, S.A., Telvent Mexico, S.A. de Capital Variable, Telvent Housing, S.A., Telvent Outsourcing, S.A., Telvent Servicios Compartitidos, S.A., Telvent Interactiva, S.A., Telvent Environment, S.A., Matchmind Holding, S.L., Telvent Miner & Miner (as guarantors) and Caja de Ahorros y Pensiones de Barcelona (as lender) (English Translation). (33)

4.104	Third Amendment to Lease between Standard Court East and West LLC, successor in interest to Martin S. Himeless, Sr. T/A Standard Court East and West and Telvent USA, Inc., (successor in interest to Valmet Automation (USA) Inc.), dated January 22 2009, for the facilities at 9160 Red Branch Road, Columbia, Maryland.

4.105	Written Notice regarding Option to Extend Lease between Standard Court East and West LLC, successor in interest to Martin S. Himeless, Sr. T/A Standard Court East and West and Telvent USA, Inc., (successor in interest to Valmet Automation (USA) Inc.) dated September 16, 2009, for the facilities at 9160 Red Branch Road, Columbia, Maryland.

4.106	Lease Amendment Agreement between Telvent Canada Ltd. and Southland Park Inc., (successor in interest to Pensionfund Realty Limited) dated August 11, 2009 for the facilities at 10333 Southport Road S.W., Calgary, AB, Canada.

4.107	Credit Agreement dated December 29, 2009 by and between Telvent USA Inc. and Deutsche Bank, S.A. (English Translation)

4.108	Amendment dated January 1, 2010 to the Reciprocal Credit Agreement between Abengoa and Telvent, dated April 20, 2004.

Exhibit
Number	Description
4.109	Second Amendment to Lease Agreement by and between Baker Hughes Incorporated and Telvent U.S.A., Inc. dated February 1, 2010, for the facilities at 7000A Hollister Road, Houston, Texas.

4.110	Asset Purchase Agreement, dated February 1, 2010, by and between Telvent Outsourcing and Simosa IT, S.A. (English Translation)

4.111	Service Provision Agreement, dated April 1, 2009, by and between Abengoa, S.A. and Telvent GIT, S.A. (English Translation).

8	Significant Subsidiaries of Telvent.

11	Telvent GIT, S.A.’s Code of Ethics.

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

(1)	incorporated by reference to the registrant’s Registration Statement on Form F-1, filed on October 4, 2004.

(2)	incorporated by reference to the registrant’s Report on Form 6-K, filed on November 23, 2004.

(3)	incorporated by reference to the registrant’s Registration Statement on Form F-1/A, filed on October 18, 2004.

(4)	incorporated by reference to the registrant’s Annual Report on Form 20-F, filed on May 13, 2005.

(5)	incorporated by reference to the registrant’s Annual Report on Form 20-F, filed May 3, 2006.

(6)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 061066135, filed on August 30, 2006.

(7)	incorporated by reference to the registrant’s Report on Form 6-K, filed on March 7, 2007.

(8)	incorporated by reference to the registrant’s Report on Form 6-K, filed on February 8, 2006.

(9)	incorporated by reference to the registrant’s Report on Form 6-K, filed on March 26, 2007.

(10)	incorporated by reference to the registrant’s Report on Form 6-K, filed on April 27, 2007.

(11)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071129554, filed on September 21, 2007.

(12)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071129698, filed on September 21, 2007.

(13)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071269162, filed on November 27, 2007.

(14)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071188496, filed on October 24, 2007.

(15)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071091840, filed on August 30, 2007.

(16)	incorporated by reference to the registrant’s Report on Form 6-K, filed on February 26, 2008.

(17)	incorporated by reference to the registrant’s Annual Report on Form 20-F, filed on March 10, 2008.

(18)	incorporated by reference to the registrant’s Annual Report on Form 6-K, filed on May 2, 2008.

(19)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 08854879, filed on May 22, 2008.

(20)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 081091390, filed on September 26, 2008.

(21)	incorporated by reference to the registrant’s Report on Form F-3, filed on December 4, 2008.

(22)	incorporated by reference to the registrant’s Report on Form 6-K, filed on December 8, 2008.

(23)	incorporated by reference to the registrant’s Report on Form 6-K, filed on December 24, 2008.

(24)	incorporated by reference to the registrant’s Annual Report on Form 20-F, filed on March 18, 2009.

(25)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 09845650, filed on May 21, 2009.

(26)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 09857096, filed on May 28, 2009.

(27)	incorporated by reference to the registrant’s Report on Form 6-K, filed on July 24, 2009.

(28)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 091040234, filed on August 27, 2009.

(29)	incorporated by reference to the registrant’s Report on Form 6-K, filed on September 15, 2009.

(30)	incorporated by reference to the registrant’s Registration Statement on Form F-3, filed October 2, 2009.

(31)	incorporated by reference to the registrant’s Registration Statement on Form F-3/A, filed October 13, 2009.

(32)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 091140600, filed on October 28, 2009.

(33)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 091210696, filed on November 30, 2009.

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
Madrid, Spain
We have audited the accompanying consolidated balance sheets of Telvent GIT, S.A. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, and equity for each of the three years in the period ended December 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telvent GIT, S.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2010 expresses an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte, S.L.
Madrid, Spain
March 16, 2010

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, seccion 8, hoja M-54414.	Member of
Inscripción 96, C.I.F., B-79104469 Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso — 28020 Madrid	Deloitte Touche Tohmatsu

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España
Tel.: +34 915 14 50 00
Fax:  +34 915 14 51 80
         +34 915 56 74 30
www.deloitte.es
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Telvent GIT, S.A.:
Madrid, Spain
We have audited the internal control over financial reporting of Telvent GIT, S.A. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2009, of the Company and our report dated March 16, 2010, expresses an unqualified opinion on those financial statements.
/s/ Deloitte, S.L.
Madrid, Spain
March 16, 2010

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, seccion 8, hoja M-54414.	Member of
Inscripción 96, C.I.F., B-79104469 Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso — 28020 Madrid	Deloitte Touche Tohmatsu

TELVENT GIT, S.A.
Consolidated Balance Sheets
(In thousands of Euros, except share amounts)

	As of December 31,
	2009	2008
Assets:
Current assets:
Cash and cash equivalents	€92,893	€67,723
Restricted cash	—	18,085
Other short-term investments	758	589
Derivative contracts	2,622	8,046
Accounts receivable (net of allowances of € 1,122 as of December 31, 2009 and € 2,386 as of December 31, 2008)	66,450	150,598
Unbilled revenues	320,919	218,271
Due from related parties	8,762	18,322
Inventory	20,432	19,562
Other taxes receivable	18,974	18,565
Deferred tax assets	4,137	5,885
Other current assets	5,694	5,573

Total current assets	€541,641	€531,219
Deposits and other investments	7,476	7,595
Investments carried under the equity method	6,472	6,596
Property, plant and equipment, net	81,549	73,861
Long-term receivables and other assets	10,732	10,939
Deferred tax assets	41,166	26,726
Other intangible assets, net	184,359	48,444
Goodwill	234,404	345,345
Derivative contracts long-term	831	498

Total assets	€1,108,630	€1,051,223

Liabilities and shareholders’ equity:
Accounts payable	€264,368	€294,947
Billings in excess of costs and estimated earnings	61,989	45,253
Accrued and other liabilities	15,951	17,160
Income and other taxes payable	24,526	27,770
Deferred tax liabilities	4,554	2,422
Due to related parties	63,915	29,105
Current portion of long-term debt	17,621	27,532
Short-term debt	97,335	56,728
Short-term leasing obligations	8,822	8,041
Derivative contracts	4,788	8,694

Total current liabilities	€563,869	€517,652
Long-term debt less current portion	171,202	193,495
Long-term leasing obligations	13,043	18,599
Derivative contracts long-term	1,430	4,877
Other long-term liabilities	29,516	37,745
Deferred tax liabilities	48,226	5,238
Unearned income	1,360	1,233

Total liabilities	€828,646	€778,839

Commitments and contingencies (Note 20)	—	—
Redeemable non-controlling interest	—	20,020
Equity:
Non-controlling interest	208	97
Shareholders’ equity:
Common stock, € 3.00505 nominal value, 34,094,159 shares authorized, issued, same class and series	102,455	102,455
Treasury Stock, at cost, 370,962 shares	(4,707)	—
Additional paid-in capital	94,481	89,463
Accumulated other comprehensive income (loss)	(24,967)	(25,363)
Retained earnings	112,514	85,712

Total shareholder’s equity	€279,776	€252,267

Total equity	€279,984	€252,364

Total liabilities and equity	€1,108,630	€1,051,223

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2009	2008	2007
Revenues	€791,053	€724,613	€624,317
Cost of revenues	526,889	538,641	485,612

Gross profit	€264,164	€185,972	€138,705

General and administrative	117,583	67,430	53,900
Sales and marketing	25,261	21,677	13,668
Research and development	14,079	19,067	19,106
Depreciation and amortization	29,981	14,561	10,623

Total operating expenses	€186,904	€122,735	€97,297

Income from operations	€77,260	€63,237	€41,408
Interest expense	(31,327)	(18,160)	(12,386)
Interest income	307	28	88
Other financial income (expense), net	(6,877)	(5,212)	2,416
Income from companies carried under the equity method	(71)	270	324
Other income (expense), net	(1,128)	(1,919)	(2,025)

Total other income (expense)	€(39,096)	€(24,993)	€(11,583)

Income before income taxes	€38,164	€38,244	€29,825
Income tax expense (benefit)	(1,087)	6,890	4,680

Net income	€39,251	€31,354	€25,145
Loss/(profit) attributable to non-controlling interests	(175)	(1,144)	(268)

Net income attributable to the parent company	€39,076	€30,210	€24,877

Earnings per share
Basic and diluted net income attributable to the parent company per share	€1.15	€1.00	€0.85

Weighted average number of shares outstanding
Basic	33,985,411	30,096,995	29,247,100

Diluted	34,094,159	30,096,995	29,247,100

The consolidated statements of operations include the following income (expense) items arising from transactions with related parties. Cost of revenues include costs generated with related parties, and not all costs incurred to generate related party revenues.

	Year Ended December 31,
	2009	2008	2007
Revenues	€54,495	€33,010	€28,461
Cost of revenues	(5,476)	(10,427)	(14,335)
General and administrative	(8,725)	(5,997)	(6,811)
Financial (expense), net	(5,004)	(3,552)	(2,415)
The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Cash Flows
(In thousands of Euros)

	Year Ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net income attributable to the parent company	€39,076	€30,210	€24,877
Less: (loss)/profit attributable to non-controlling interest	€175	€1,144	€268

Net income	€39,251	€31,354	€25,145
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities::
Depreciation and amortization	32,065	14,923	10,902
Income/loss from investment carried under the equity method	71	(270)	—
Net foreign exchange (gains) losses	9,265	(2,993)	1,324
Allowance for doubtful accounts	1,406	2,324	(411)
Interest accrued but not paid	4,223	2,048	—
Deferred income taxes	(16,952)	(2,797)	(4,848)
Non-controlling interests	175	1,144	268
Stock and extraordinary variable compensation plans	2,509	1,808	1,735
Change in operating assets and liabilities, net of amounts acquired:
Accounts and other long-term receivable	41,211	(11,231)	693
Other tax receivable	(7,265)	—	—
Inventory	629	4,930	(3,102)
Unbilled revenues	(94,495)	(27,627)	(89,534)
Related parties trade receivables and other assets	(14,020)	8,950	18,642
Other assets	(31)	—	—
Billing in excess of costs and estimated earnings	15,334	(13,681)	9,626
Accounts payable, accrued and other liabilities, related parties trade payable	9,175	34,465	46,556
Due to temporary joint ventures	(1,338)	935	(2,817)

Net cash provided by (used in) operating activities	€21,038	€43,138	€13,911

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	18,147	(9,662)	(545)
Due from related parties	17,416	17,661	(11,632)
Purchase of property, plant & equipment	(9,835)	(7,478)	(2,948)
Investment in intangible assets	(16,404)	(1,890)	—
Acquisition of subsidiaries, and non-controlling interests net of cash	(29,652)	(147,920)	(32,414)
Disposal/(Acquisition) of investments	(1,000)	(4,211)	(5,281)

Net cash provided by (used in) investing activities	€(21,328)	€(153,500)	€(52,820)

Cash flows from financing activities:
Proceeds from long-term debt	25,000	57,512	371
Proceeds from sale and lease-back transaction	—	—	25,315
Repayment of long-term debt	(52,655)	(1,635)	(4,284)
Proceeds from short-term debt	40,978	4,701	40,134
Repayment of short-term debt	(8,912)	(22,815)	(15,737)
Dividends paid to company shareholders	(12,274)	(9,951)	(8,774)
Dividends paid to non-controlling interest	(1,283)	(1,231)	—
Proceeds from issuance of common stock, net	—	78,510	—
Proceeds (repayments) of government loans	(102)	(467)	(844)
Purchase of Treasury Stock	(4,707)	—	—
Due to related parties	38,553	348	7,770

Net cash provided by (used in) financing activities	€24,598	€104,972	€43,951

Net (decrease) increase in cash and cash equivalents	€24,308	€(5,390)	€5,042
Net effect of foreign exchange in cash and cash equivalents	862	(642)	(519)
Cash and cash equivalents at the beginning of period	60,792	68,409	60,997
Joint venture cash and cash equivalents at the beginning of period	6,931	5,346	8,235

Cash and cash equivalents at the end of period	€92,893	€67,723	€73,755

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€12,359	€7,275	€5,853
Interest	€23,936	€17,547	€12,068

Non-cash transactions:
Capital leases (Note 20)	€4,189	€4,295	€2,780
The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Equity
(In thousands of Euros, except share amounts)

						Accumulated
				Additional		Other
	Ordinary Shares		Treasury	Paid-in	Retained	Comprehensive	Non-Controlling	Total
	Shares	Amount	Stock	capital	Earnings	Income / (Loss)	Interest	Equity
Balance, December 31, 2006	29,247,100	€87,889	€—	€40,338	€50,636	€(2,142)	€794	€177,515

Comprehensive income:
Net Income attributable to parent company	—	—	—	—	24,877	—	—	24,877
Foreign currency translation adjustment	—	—	—	—	—	(3,439)	—	(3,439)
Derivatives qualifying as hedges	—	—	—	—	—	287	—	287

Total comprehensive income								21,725
Cumulative effect adjustment FIN-48	—	—	—	—	(1,286)	—	—	(1,286)
Amortization of formula based stock compensation plan	—	—	—	1,506	—	—	—	1,506
Parent Company stock purchase plan	—	—	—	228	—	—	—	228
Loss attributable to non-controlling interest	—	—	—	—	—	—	(46)	(46)
Net change in non-controlling interest	—	—	—	—	—	—	(703)	(703)
Adjustment effect SFAS 160 & EITF D98	—	—	—	(16,123)		—	—	(16,123)
Dividends paid	—	—	—	—	(8,774)	—	—	(8,774)

Balance, December 31, 2007	29,247,100	€87,889	€—	€25,949	€65,453	€(5,294)	€45	€174,042

Capital Increase	4,847,059	14,566	—	63,944	—	—	—	78,510
Comprehensive income:
Net Income attributable to parent company	—	—	—	—	30,210	—	—	30,210
Foreign currency translation adjustment	—	—	—	—	—	(17,468)	—	(17,468)
Derivatives qualifying as hedges	—	—	—	—	—	(2,601)	—	(2,601)

Total comprehensive income								10,141
Parent Company stock purchase plan expense	—	—	—	236	—	—	—	236
Loss attributable to non-controlling interest	—	—	—	—	—	—	(57)	(57)
Net change in non-controlling interest	—	—	—	—	—	—	109	109
Adjustment effect SFAS 160 & EITF D98	—	—	—	(666)	—	—	—	(666)
Dividends paid	—	—	—	—	(9,951)	—	—	(9,951)

Balance, December 31, 2008	34,094,159	€102,455	€—	€89,463	€85,712	€(25,363)	€97	€252,364

Comprehensive income:							—
Net Income attributable to parent company	—	—	—	—	39,076	—	—	39,076
Foreign currency translation adjustment	—	—	—	—	—	(1,789)	1	(1,788)
Derivatives qualifying as hedges	—	—	—	—	—	2,185	—	2,185

Total comprehensive income								39,473
Purchase of Treasury Stock	—	—	(4,707)	—	—	—	—	(4,707)
Parent Company stock purchase plan expense	—	—	—	236	—	—	—	236
Change in extraordinary variable compensation plan	—	—	—	4,782	—	—	—	4,782
Net change in non-controlling interest	—	—	—	—	—	—	(65)	(65)
Income attributable to non-controlling interest	—	—	—	—	—	—	175	175
Dividends paid	—	—	—	—	(12,274)	—	—	(12,274)

Balance, December 31, 2009	34,094,159	€102,455	€(4,707)	€94,481	€112,514	€(24,967)	€208	€279,984

     The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
1. Description of Business
     Telvent Desarrollos, S.A. was incorporated on April 4, 2000 and is registered in the Madrid Registry of Companies, Volume 15,370, Folio 164, Sheet No. M-257879, 1st entry, C.I.F. No. A-82631623. Its corporate headquarters are located in Madrid, Spain. At a general shareholders’ meeting held on January 19, 2001, Telvent Desarrollos, S.A. changed its name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, Telvent Sistemas y Redes, S.A. changed its name to Telvent GIT, S.A. (“Telvent” or “the Company”) which remains its legal and commercial name. The largest shareholder of Telvent is Abengoa, S.A., which currently holds, indirectly, 40% of the Company’s outstanding shares.
     Telvent is an information technology company for a sustainable and secure world that specializes in high value-added real time, services and solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These services and solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable Telent’s customers to more efficiently manage their operations, business processes and customer services.
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
     These consolidated financial statements reflect the retrospective adoption of ASC 810-10-65 (adoption of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51”). As required by ASC 810-10, the presentation of non-controlling interests, previously referred to as minority interest, has been changed retrospectively and is now reflected as a component of total equity on the Consolidated Balance Sheets. Earnings per share continue to be based on earnings attributable to the Company.
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
     At December 31, 2008, there were deposits amounting to € 18,085, which constituted a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits were restricted for use until the cash was received by the third party, in the first quarter of 2009, and thereby released the Company’s obligation. The cash was received from third parties during the first quarter of 2009, and the Company have thus been released from the restriction. At December 31, 2009, there were no deposits or cash equivalents restricted for use.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     As of December 31, 2009, the Company had cash equivalents amounting to € 2,289, with original maturity dates of three months or less.
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
Financial Instruments
Derivatives
     All derivative instruments are recognized in the financial statements and are measured at fair value regardless of the purpose or intent for holding them. The fair value of the Company’s forward contracts is calculated based on quoted prices in active markets. The fair value of the Company’s interest rate caps and swaps are determined using inputs other than quoted prices in active markets (i.e. rates of 3 to 12 months both EURIBOR and LIBOR). The Company, as part of its foreign currency risk management program, has entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on projects and anticipated future transactions. The Company generally hedges its currency risk on a project-specific basis only when revenues and/or costs are denominated in currencies that differ from the functional currency of the contracting entity. In addition, the Company has entered into interest rate caps and swaps in order to manage interest rate risk on certain long-term variable rate financing arrangements.
     The Company applies hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities (pre-codification SFAS 133). As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). The effective portion of the gain or loss on the hedging instrument recognized in equity (other comprehensive income), is subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
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
Factoring of Trade Receivables
     The Company has entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of approximately € 304,343 and € 323,200 of cash for the years ended December 31, 2009 and 2008, respectively on available trade accounts receivable. The factoring arrangements balance as of December 31, 2009 was € 139,118. Under the factoring agreements, the Company sells, on a revolving and non-recourse basis, certain of its trade accounts receivable (“Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because the Company has relinquished control of the Pooled Receivables and the Company does not maintain any continuing involvement with the sold assets. Accordingly, Pooled Receivables sold under these facilities are excluded from receivables in the accompanying consolidated balance sheets. The Company incurs commissions of approximately 0.15% to 0.30% of the Pooled Receivables balance. The commission and interest expense are recorded as a charge to earnings in the period in which they are incurred, as the commission and interest expense is in effect a loss on the sale of the asset. The total amount of factoring-related financial expense for the years ended December 31, 2009, 2008 and 2007 was € 3,301, € 5,114 and € 4,898, respectively.
     In addition, the Company has entered into some accounts receivable factoring arrangements where it is not relinquishing control of the pooled receivables and therefore these transactions are not accounted for as sales. The cash received is classified within short-term debt in the accompanying consolidated balance sheets.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
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
Goodwill and Other Intangible Assets
     Goodwill represents the excess of the purchase price of identifiable tangible and intangible net assets over the fair value of these net assets as of the date of acquisition. The Company applies the provisions of ASC 350 (pre-codification SFAS 142), Goodwill and Other Intangible Assets, which require that goodwill, and certain other intangible assets deemed to have an indefinite useful life, not be amortized, but instead be assessed annually for impairment using fair value measurement techniques.
     Other intangible assets represents the cost of developed software and the fair value of intangible assets identified in acquisitions.
     The Company capitalizes the costs of computer software developed or obtained for internal use in accordance with ASC 350-40 (pre-codification SOP 98-1), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and depreciates such software over its useful life using the straight line method, which ranges from two to five years. Software developed to be incorporated into a bundled service solution to be sold, including enhancements that extend or significantly improve the marketability of the original software product, is recorded in accordance with ASC 985-20 (pre-codification SFAS 86), Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Under ASC 985-20, costs incurred in creating computer software are charged to expense until technological feasibility has been established and are capitalized thereafter. Capitalized costs are amortized based on current and anticipated future revenue for each software service or solution, with an annual minimum equal to the straight-line amortization.
     Other intangible assets identified in acquisitions are recorded at fair value at the date of acquisition and are amortized using the straight-line method over the following estimated useful lives:

Purchased software technology	5-10 years
Customer contracts backlog	1-5 years
Customer relationships	2-15 years
Favorable leases	5-9 years
Trade names	5 years
In-process research and development	Immediately
     Other intangible assets also include brand names and trade names arising from the purchase of Telvent Miner & Miner, Inc. (“Telvent Miner & Miner”), Telvent Farradyne, Inc. (“Telvent Farradyne”), Matchmind Holding, S.L. (“Matchmind”) and Telvent DTN Inc. (“Telvent DTN”). These assets are not amortized, as they are deemed to have an indefinite useful life.
     The Company has recorded intangibles for acquired customer relationships due to the fact that the Company historically has experienced a high incidence of repeat business for system sales and ongoing service support. The Company has identified both contractual and noncontractual customer relationships (as distinct from contractual backlog) in its oil & gas, water, electric utilities, remote terminal units (“RTU”) parts, repair businesses, and in its global services, weather, agriculture and transportation segments.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
The customer contract backlog intangible is amortized over the period of the related contracts, ranging normally from one to five years. The customer relationship intangible is amortized generally over a period from two to fifteen years depending on the related acquisition, and expected net cash inflows. The Company uses straight-line amortization for customer relationships because of relatively consistent expected cash flows over the useful life. In-process research and development acquired in a business combination is fully amortized immediately after the acquisition.
     Maintenance costs related to software technology are expensed in the period in which they are incurred.
Valuation of Long-Lived Assets
     The Company reviews the carrying value of its long-lived assets, including property, plant and equipment, and finite life intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future cash inflows attributable to the asset, less estimated undiscounted future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such assets and fair value. Assets, for which there is a committed disposition plan, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.
Revenues
     Revenues consist primarily of three types of revenues streams: services and solutions (projects), managed services and information and electronic communication services.
- Services and Solutions (Projects)
     Telvent is an engineering company providing real-time IT solutions and systems integration services for its clients, generally under long-term fixed-price contracts. As an example, Telvent designs, implements, builds and installs supervisory control and data acquisition (SCADA) systems comprised of computer software, hardware and electronic instrumentation to enable our customers to remotely monitor and control infrastructure of various kinds, including pipelines, electricity and water transmission and distribution facilities, freeways and toll roads. A typical project contract of the Company across all its business segments involves supplying a SCADA system consisting of computer hardware and software, engineering services for the design, configuration, installation, commissioning and testing of the system, documentation, including manuals, and training at Telvent facilities. Telvent tailors the SCADA systems to the specific requirements of each customer on a project-by-project basis. Our systems gather real-time operational data at the field level (whether it be at a gas pipeline, an electric grid, a road, a river basin, etc.) through the use of remote terminal units, or other field devices, and process that data through the SCADA system located at the customer’s control center. Our project contracts often also include the development of specific applications for customers to help them make smarter operational business decisions (outage management applications, leak detection systems, etc.). These contracts generally range from one to two years in length. Income for these contracts is recognized following the percentage-of completion method, measured by the cost-to-cost method in accordance with ASC 605-35 (pre-codification SOP 81-1), Accounting for Performance of Construction-Type and Certain Services and Solutions-Type Contracts. The revenue earned in a period is based on total actual costs incurred plus estimated costs to completion.
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
     Additionally, part of Telvent’s services and solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with ASC 985-605 (pre-codification SOP 97-2), Software Revenue Recognition and ASC 605-35 (pre-codification SOP 81-1). For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
shipment obligations, including the elaboration, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term, or other factors appropriate to the individual contract of sale.
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
- Information and Electronic Communication Services
     The Company also provides business-to-business information and communication services focused on the agriculture, energy and environment (weather business) markets. The Company delivers on-demand market information, commodity cash prices, industry news and in-depth analysis, and location-specific weather via satellite and over the Internet.
     In order for its customers to receive these information and communication services, the Company provides its subscribers with equipment and/or access through the Internet. The Company charges a recurring subscription fee and, in many instances, a one-time service initiation fee. The subscriptions are generally contracted for an initial period of between one and three years and are generally billed quarterly in advance. Payments received in advance of the service period are deferred and recognized as the services are provided. Professional services and equipment sales are recognized upon customer acceptance. Service initiation fees are deferred and recognized in income over the term of the contract. Communication services are generally billed monthly in arrears based on the number and length of the messages delivered to subscribers, but is recognized in revenue as the services are provided. Advertising revenues are recognized in the period or periods that the advertisement is served. Amounts received from customers that have not yet been earned are classified as “Billings in excess of costs and estimated earnings” in the Company’s consolidated balance sheets.
Cost of Revenues
     “Cost of revenues” on the consolidated statements of operations includes distribution costs, equipment hardware costs, direct labor, materials and the applicable share of overhead expense directly related to the execution of services and delivery of projects.
General and Administrative
     “General and administrative” expense on the consolidated statements of operations include compensation; employee benefits; office expenses; travel; other expenses for executive, finance, internal audit, legal, operations, business development; and other corporate and support-functions personnel. General and administrative also include fees for professional services, occupancy costs and recruiting of personnel.
Advertising
     Advertising costs are expensed as incurred. Advertising expenses amounted to approximately € 6,094, € 3,165 and € 3,431 in 2009, 2008 and 2007, respectively.
Research and Development
     Expenditures on research and development are expensed as incurred except for software development costs capitalized in accordance with ASC 350-40 and ASC 985-20, as explained above. The types of cost included in research and development expense include salaries, software, contractor fees, supplies and administrative expenses related to research and development activities. Grants received for investments in research and development are netted against the related expense.
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

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
Earnings Per Share
     A basic earnings per share measure is computed using the weighted average number of ordinary shares outstanding during the period. As described in Note 23, as of December 31, 2009 treasury shares of the Company are held in connection with the Extraordinary Variable Compensation Plan, which was amended in order to allow participants to receive certain of their plan awards in the form of the Company’s shares rather than in cash. These shares are treated as issued, but not outstanding. Diluted earnings per share measure is computed using the total weighted average number of ordinary shares during the period, including the treasury shares. As of December 31, 2008 and 2007 there were no instruments outstanding that would have a dilutive impact on the earnings per share calculation.
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
Other Comprehensive Income (Loss)
     Other comprehensive income (loss), which is reported in the accompanying consolidated statements of shareholders’ equity, consists of net income (loss) and other gains and losses affecting equity that are excluded from net income. For the years ended December 31 2009, 2008 and 2007 “other comprehensive income (loss)” consists of the cumulative currency translation adjustment and unrealized gains and losses on the effective portion of cash flow hedges, net of tax.
Segments
     Segments are identified by reference to the Company’s internal organization structure and the factors that management uses to make operating decisions and assess performance. The Company changed its internal reporting structure effective November 1, 2008, and, from such date, has five reportable segments consisting of the following: Energy, Transportation, Environment, Agriculture and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, was incorporated into the Global Services segment. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information was restated to conform to current presentation.
Start-Up Activities
     The Company expenses the costs of start-up activities, including organization costs, as incurred.
Stock Compensation Plan
     As a result of the adoption of ASC 718 (pre-codification SFAS No. 123R), Share-Based Payment, on January 1, 2006, the Company designated its formula-based stock purchase plan as an equity award plan and started to record as an expense the fair value of the shares purchased by the Company’s employees under the plan. As the shares sold under the incentive plan consisted of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by ASC 718 (pre-codification SFAS No. 123R). The Company chose the modified prospective application transition method allowed by ASC 718-10 (pre-codification SFAS No. 123R). Amounts previously classified under the “deferred stock compensation” caption of the consolidated statements of shareholders’ equity were reclassified to “additional paid-in capital”.
     The Company also applies ASC 718 (pre-codification SFAS No. 123R) to account for the share acquisition plan established by

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
Abengoa in 2006 related to its shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including members of the senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under ASC 718 (pre-codification SFAS No. 123R), and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date (January 23, 2006), and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).
     Finally, as explained in Note 23, on November 19, 2009 the Extraordinary Shareholder’s Meeting ratified the decision taken by the Board of Directors on June 25, 2009, to amend the Company’s Extraordinary Compensation Plan (“the Plan”) in order to allow eligible participants to receive certain of their plan awards in the form of the Company’s ordinary shares rather than in cash. At the election of Plan participants, who had to accept and agree to the amendment at the grant date of June 25, 2009, the amount vested during the first three years of the Plan will be converted, upon termination of the Plan, into such number of shares as is determined by dividing the amount of the original vested cash award by U.S. $18.50, the price paid by the Company for such shares on September 15, 2009. As a result of this amendment, the amount vested at December 31, 2009, and for which participants elected to receive shares instead of cash, has been accounted for as an equity award plan under ASC 718 (pre-codification SFAS No. 123R). Up to the date of the amendment, the Company had been recording a provision for such plan based on the vested amounts at each date. Upon amendment of the Plan, the provision recorded for that portion of the plan which will no longer be paid in cash has been reclassified to Additional Paid in Capital in the accompanying balance sheets. In addition, a valuation of the award was performed at the grant date according to the fair value of the shares on that date, and any difference with the amount previously provisioned for was recorded as additional compensation expense against Additional Paid in Capital. Any portion of the Plan expected to be settled in cash remains as a provision within “Other long term obligations” in the accompanying consolidated balance sheets. Finally, the cash award to be vested during the last two years of the Plan will be recorded as compensation expense, against other long term liabilities, according to its vesting period.
Income Taxes
     The Company files its income tax as part of a consolidated tax group with some of its subsidiaries. Following the rules for tax consolidation in Spain, Spanish subsidiaries in which more than a 75% interest is owned by the Company can be consolidated for tax purposes. The remaining companies file taxes on a stand-alone basis.
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
     The Company records tax loss carry-forwards as deferred tax assets. In addition the Company’s temporary differences include allowances for research and development activities, employee training and export activities. A valuation allowance is recorded against deferred tax assets when it is more likely than not that such assets will not be recovered in future periods.
     During the year ended December 31, 2007, the Company adopted the provisions of Accounting Standard Codification (“ASC”) Interpretation No ASC 740-10 (pre-codification FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of ASC 740-10 (pre-codification FASB 109), which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, ASC 740-10 (pre-codification FIN 48) provides guidance on the recognition, measurement, derecognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. ASC 740-10 (pre-codification FIN 48) supersedes ASC 450-10 and ASC 450-20 (pre-codification SFAS No. 5), Accounting for Contingencies, as it relates to income tax liabilities and changes the standard of recognition that a tax contingency is required to meet before being recognized in the financial statements. The determination of the Company’s provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. The Company establishes reserves when, despite its belief that its tax return positions are fully supportable, the Company believes that certain positions may be challenged and that they may not succeed. Upon adoption of ASC 740-10 (pre-codification FIN 48) in 2007, the Company recorded, as a cumulative effect on retained earnings, reserves for uncertain tax positions and related accrued interest and penalties, if any. The Company adjusts these reserves in light of changing facts and circumstances. The provision for income taxes includes the impact of these reserve changes. The Company does not anticipate a significant change to the total

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
amount of these reserves within the next twelve months.
Reclassifications
     Certain prior period amounts have been reclassified to conform to the current period presentation.
3. Recent Accounting Pronouncements
Accounting Standards Codification
     In June 2009, the FASB issued ASC 105-10 (pre-codification SFAS 168), The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. This Standard establishes the FASB Accounting Standards Codification (“Codification”) as the single source of authoritative U.S. GAAP, superseding all previously issued authoritative guidance. All references to pre-Codification GAAP in Telvent’s financial statements are replaced with the new Codification topic number and corresponding descriptive title, except for ASC 860-10 & 810-10 (pre-codification SFAS 166 & 167) below, which will remain authoritative until such time that each is integrated into the new Codification.
Accounting Standards issued but not yet adopted
     In September 2009, the FASB issued ASC 860-10 (pre-codification SFAS 166), Accounting for Transfers of Financial Assets, which amends the de-recognition guidance in Statement 140 (ASC 860). ASC 860-10 reflects the Board’s response to issues entities have encountered when applying Statement 140. In addition, SFAS No 166. addresses the concerns expressed by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by Statement 140 in the wake of the sub-prime mortgage crisis and the deterioration in the global credit markets. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company does not expect the adoption of this Statement to have any effect on its financial position, results of operations or cash flows.
     In September 2009, the FASB issued ASC 810-10 (pre-codification SFAS 167, Amendments to FIN 46-R). This Statement amends to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and (b) the obligation to absorb losses of the entity that potentially could be significant to the variable interest entity or the right to receive benefits from the entity that potentially could be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that has the most significant impact on the entity’s economic performance. This Statement also amends to require additional disclosures about an enterprise’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company currently is assessing what effect, if any, the adoption of this Statement will have on its financial position, results of operations, or cash flows.
     In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”), which amends the revenue guidance under ASC Topic 605, which describes the accounting for multiple element arrangements. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration shall be measured and allocated to the separate units of accounting in the arrangement. ASU 2009-13 is effective prospectively, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In January 2010, the FASB issued ASC 810-10, Accounting and reporting guidance for non-controlling interests and changes in ownership interests of a subsidiary. An entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2009. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
4. Accounts Receivable
     Accounts receivable consist of:

	As of December 31,
	2009	2008
Trade accounts receivable	€63,735	€149,659
Payroll advances	3,837	3,325
Allowances for doubtful accounts	(1,122)	(2,386)

	€66,450	€150,598

     The following analysis details the changes in the Company’s allowances for doubtful accounts during the years ended December 31, 2009, 2008, and 2007:

	Year Ended December 31,
	2009	2008	2007
Balance at beginning of the year	€2,386	€639	€2,719
Net increase (decrease) in allowances during the year	1,406	2,324	(411)
Write-offs during the year	(2,869)	(125)	(1,635)
Foreign currency translation differences	199	(452)	(34)

Balance at the end of the year	€1,122	€2,386	€639

     During the year ended December 31, 2008, the Company’s subsidiary Telvent Brasil recorded an allowance for doubtful accounts for an amount of € 1,919 in connection with a project with the local government of the city of Salvador de Bahia, as it considered probable, due to specific circumstances, that contractual amounts would not be fully collected. During the year ended December 31, 2009, such amounts were fully written off.
5. Other Short-Term Investments
     The following is a summary of the Company’s “Other short-term investments” in the Company’s consolidated balance sheets as of December 31, 2009 and 2008:

	As of December 31,
	2009	2008
Investment funds and other investments	€15	€14
Short-term guarantee deposits	743	575

	€758	€589

6. Deposits and Other Investments
     “Deposits and other investments” in the Company’s consolidated balance sheets consist of the following:

	As of December 31,
	2009	2008
Deposits for rentals and customers	€1,482	€1,559
Investment in S21 Sec	5,582	5,582
Other Investments	412	454

	€7,476	€7,595

     As described in Note 20, on November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, acquired 10% of the shares of Group S21 Sec Gestion, S.A. (“S21 Sec”), a non-public company based in Spain specializing in computer security services. Prior to this acquisition, the Company owned 5% of the shares of S21 Sec, which were purchased from a related party in October 2007. As of December 31, 2009 and 2008 the total carrying amount of this investment was € 5,582.
     As of December 31, 2009 and 2008, “Other investments” in the Company’s consolidated balance sheets primarily consisted of investments of the Company’s subsidiary Telvent DTN related to its deferred compensation plan for key executives and select senior management. The amount of compensation deferred is based on individual participant elections. Participants are permitted to direct their deferrals among several mutual fund options available within the deferred compensation plan. Participant account balances are

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
credited with fund earnings and fluctuate on a daily basis depending on market performance. Deferrals are subject to loss of principal. The Company makes no matching contribution to the deferred compensation plan. Participants will be eligible to receive distributions based on elected deferral periods that are consistent with the plan and applicable U.S. tax law. As of December 31, 2009 and 2008, the obligation of the plan totals € 412 and € 354, respectively, and is included in “Other long term liabilities” in the Company’s consolidated balance sheets. Through December 31, 2009 and 2008, the Company had fully funded its obligation under the plan.
7. Investments carried under the equity method
     Investments carried under the equity method consist mainly of the investment made in 2008 by the Company’s subsidiary, Telvent Energia, in a joint venture with the DMS Group LLC (“DMS Group”), based in Serbia, under the name “Telvent DMS LLC, Novi Sad” (“Telvent DMS”). Telvent Energía owns a 49% interest in Telvent DMS, while the DMS Group owns the remaining 51%.
     The Company agreed to make a total investment of € 6,111 in Telvent DMS. As of December 31, 2009, € 5,111 of this committed investment was made. The Company is committed and obligated to pay the remaining € 1,000 by making scheduled payments ending on April 30, 2010. As of December 31, 2009, the liability corresponding to the remaining payments has been booked in “Accrued and other liabilities” in the Company’s consolidated balance sheets.
     In addition, the Company has other equity method investments as described below.
8. Investments in Joint Ventures
     The Company participates in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are considered to be variable interest entities as they have no equity, and are operated through a management committee comprised of equal representation from each of the joint venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all members. In accordance with ASC 810-10 (pre-codification FIN 46-R), Consolidation of Variable Interest Entities, the Company consolidates those joint ventures where it is the member most closely associated with the joint venture. Investments in joint ventures and other entities in which the Company is not the member most closely associated with the joint venture, but does have the ability to exercise significant influence over its operating and financial policies, are carried under the equity method. The total carrying value of equity method investments that correspond to UTEs joint ventures as of December 31, 2009 and 2008 were € 495 and € 585, respectively. The Company also carries other investment under the equity method as described in Note 7.
     Total assets coming from these consolidated UTEs amounted to € 38,383 and € 90,673 as of December 31, 2009 and 2008, respectively. Total revenue and cost of revenues recognized with respect to these consolidated joint ventures, which include the revenue and cost of revenues attributable to other venture partners in these arrangements during the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year Ended December 31,
	2009	2008	2007
Total revenues consolidated from UTEs	€49,159	€67,997	€42,526
Total revenues attributable to other venture partners	23,456	53,551	29,515

Total cost of revenues consolidated from UTEs	€48,557	€68,160	€42,154
Total cost of revenues attributable to other venture partners	23,355	53,640	29,372
     There are no consolidated assets that are collateral for the UTEs’ obligations. The effect in operating cash flow was a decrease of € 807, an increase of € 887 and a decrease of € 2,787 (including a decrease of € 1,338 and an increase of € 935 and a decrease of € 2,817 of changes in operating assets and liabilities) for the years ended December 31, 2009, 2008 and 2007, respectively. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 3,346.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
9. Long-term Receivables and Other Assets
     Long-term receivables and other assets consist of the following:

	As of December 31,
	2009	2008
Long-term receivables	€10,655	€10,865
Other assets	77	74

	€10,732	€10,939

     As of December 31, 2009 and 2008 long-term receivables consisted mainly of a trade note receivable to be collected monthly over a period of twenty years in relation to the execution of the Company’s El Toyo digital city project (the “El Toyo Project”) (see “Contingencies” section of Note 20). In connection with this receivable, on November 10, 2005, the Company also signed a Credit Agreement with Unicaja (Note 17), that will be established on a non-recourse basis when the customer accepts delivery of the above mentioned project in its turn-key phase.
10. Inventory
     Inventory consists of the following:

	As of December 31,
	2009	2008
Raw Materials	€7,686	€7,475
Work-in-progress	12,746	12,087

	€20,432	€19,562

11. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of December 31,
	2009			2008
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land and buildings	€5,026	€(650)	€4,376	€7,579	€(2,281)	€5,298
Integral equipment	80,726	(19,063)	61,663	67,746	(13,457)	54,289
Furniture and fixtures	11,930	(6,150)	5,780	9,266	(4,958)	4,308
Computer equipment	24,636	(16,135)	8,501	21,452	(12,816)	8,636
Vehicles	1,913	(1,000)	913	1,387	(707)	680
Other	314	2	316	739	(89)	650

	€124,545	€(42,996)	€81,549	€108,169	€(34,308)	€73,861

     Total depreciation expense for property, plant and equipment other than leases for the years ended December 31, 2009, 2008 and 2007 were € 5,820, € 3,054 and € 3,023, respectively. Additionally, there were € 1,994, € 362 and € 279 of depreciation included in “Cost of revenues” in the Company’s consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007, respectively.
     Total depreciation expense for capitalized leases for the years ended December 31, 2009, 2008 and 2007 were € 5,223, € 4,836 and € 2,647, respectively. Additionally there was € 701 of depreciation included in “General and administrative” in the Company’s consolidated statements of operations for the year ended December 31, 2007.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
12. Other Intangible Assets
     Intangible assets consist of the following:

	As of December 31,
	2009			2008
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Value
Intangible assets, subject to amortization:
Software	€21,326	€(2,885)	€18,441	€4,362	€(1,875)	€2,487
Customer contracts and relationships	152,595	(24,279)	128,316	37,329	(10,296)	27,033
Purchased software technology	21,369	(11,320)	10,049	16,401	(7,129)	9,272
Trade names	137	(128)	9	137	(46)	91

Total intangible assets subject to amortization	195,427	(38,612)	156,815	58,229	(19,346)	38,883
Intangible assets, not subject to amortization:
Brand names	27,544	—	27,544	9,561	—	9,561

Total	€222,971	€(38,612)	€184,359	€67,790	€(19,346)	€48,444

     Total amortization expense for other intangible assets for the years ended December 31, 2009, 2008 and 2007 was € 18,938, € 6,671 and € 4,953, respectively. Based on the amount of intangible assets subject to amortization at the end of 2008, the expected amortization for each of the next five years and thereafter is as follows:

(Unaudited)
Year ended
December 31,
2010	€18,981
2011	17,624
2012	16,973
2013	16,509
2014	14,105
Thereafter	72,623

€156,815

13. Acquisitions
Acquisition of DTN Holding Company, Inc.
     On October 28, 2008, the Company’s subsidiary, Telvent Export, S.L. (“Telvent Export”), completed a stock purchase agreement pursuant to which it acquired all of the issued and outstanding shares of the capital stock of DTN Holding Company, Inc. Telvent DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment.
     Under the stock purchase agreement, the purchase price for 100% of the shares amounted to U.S. $250,910 (€ 187,657) including acquisition costs, payable in two payments: (i) a cash payment which was paid on closing; and (ii) a deferred payment to certain stockholders of Telvent DTN who are Telvent DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011, together with interest thereon calculated at a rate equal to 90-day London Interbank Offered Rate (“LIBOR”) as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right, subject to certain conditions, to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium, or earn out, will be a variable amount determined based on Telvent DTN achieving stipulated financial targets for the period January 1, 2009 to December 31, 2011. The Company estimates the total amount of the earn out to be approximately U.S. $8,108 (€ 5,628), which is being recorded as compensation expense over the service period in accordance with ASC 805 on business combinations (pre-codification SFAS 141(R), taking into consideration, on each closing date, the probability of such payment. As of December 31, 2009, such provision was recorded within “Other Long Term Obligations” in the Company’s accompanying Consolidated Balance Sheets.
     The cash consideration is subject to a stand-by letter of credit which has been deposited into escrow to secure the indemnification obligations of the sellers (discussed below) and a working capital purchase price adjustment that was paid during the first quarter of 2009.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     At the closing of the acquisition, Telvent Export deposited a stand-by letter of credit into escrow in an amount of U.S. $21,800 plus interest, which is equal to 10% of the cash consideration received by sellers that are not designated as Employee Stockholders under the stock purchase agreement. Such stand-by letter of credit was deposited to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of such sellers. As of December 31, 2009, fifty percent of the original amount matured and the remaining U.S. $11,274 (€ 7,826), including interest, was recorded within “Other long term liabilities” in the Company’s Consolidated Balance Sheets.
     At the closing of the acquisition, Telvent Export also deposited a stand-by letter of credit into escrow in an amount of U.S. $12,100 plus interest, which is equal to the aggregate amount of proceeds deferred by all deferring Employee Stockholders. Such letter of credit secures Telvent Export’s obligation to pay, subject to certain adjustments, such deferred amounts and interest to the applicable Employee Stockholders on December 31, 2011. As of December 31, 2009 an amount of U.S. $12,226 (€ 8,487), including interest, is recorded within “Other long-term liabilities” in the Company’s Consolidated Balance Sheets.
     The Company financed the acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of the Company to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa, at a negotiated purchase price of $21.25 per share, for an aggregate consideration of approximately U.S. $103,000; partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) and ING Belgium S.A., Sucursal en España, in the amount of € 57,500; and from the Company’s own resources and proceeds of its initial public offering.
     The Company has finalized the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. The following is a summary of the purchase price allocation at the date of acquisition (in thousands of Euros):

As of
October 28,
2008
Cash and cash equivalents	€12,696
Other currents assets	10,640
Tangible assets	32,827
Liabilities assumed	(193,223)
Intangible assets
Customer relationships	142,400
Trade names	22,287
Software technology	8,150
Favorable leases	2,037
Deferred tax liabilities	(46,098)
Goodwill	195,941

Total purchase price	€187,657

     The results of operations of Telvent DTN have been included in the Company’s Energy, Environment and Agriculture segments from the date of its acquisition.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Pro forma revenues, income from operations, net income and earnings per share would have been as follows if this acquisition had occurred as of the beginning of the years ended December 31, 2008 and 2007 respectively:

	Year ended December 31,
	2008	2007
	(Unaudited)
Revenues	€820,952	€745,708
Income from operations	€74,493	€50,164
Net income	29,756	25,024
EPS	0.87	0.73
The number of shares used in the EPS calculation is 34,094,159.
Acquisition of Matchmind
     On May 21, 2009, the Company’s subsidiary, Telvent Outsourcing, entered into two definitive agreements to purchase the remaining 42% interest in Matchmind, and thus, fully completed its purchase of all of Matchmind’s issued and outstanding shares of capital stock. The Company has held 58% interest in Matchmind since October of 2007.
     The first agreement provided for the purchase of 40% of the remaining Matchmind interests from its management shareholders for an aggregate purchase price of € 17,842. On May 25, 2009, the Company made the first payment relating to this agreement for a total of € 10,000 (€ 8,637 cash payment and € 1,363 escrowed). The second payment was made on July 7, 2009 for € 7,842.
     The second agreement provided for the purchase by Telvent Outsourcing from José Luis Galí, Matchmind’s founder and former president, of the remaining 2% interest in Matchmind, for a purchase price of € 895. A first payment of € 500 was made on May 25, 2009. The second payment was made on July 7, 2009 for € 395.
     The Company adopted the ASC 480-10, on the classification and measurement of redeemable securities (pre-codification EITF D-98), in conjunction with its adoption of the ASC 810-10, on accounting for noncontrolling interests in consolidated financial statements (pre-codification SFAS 160), during the first quarter of 2009. This standard is applicable for all non-controlling interests where the Company was subject to a put option under which it may be required to repurchase an interest in a consolidated subsidiary from the non-controlling interest holder.
     As described above, as of March 31, 2009 and December 31, 2008, the Company was subject to a redeemable put option for the purchase of the remaining 42% of Matchmind. The redemption value of the put (including dividends payable) was estimated at € 20,020 and was reflected in the Consolidated Balance Sheets as “Redeemable non-controlling interest” at those dates. The retrospective impact of applying the ASC 480-10 on the classification and measurement of redeemable securities mentioned above was a reduction to opening “Additional Paid in Capital” of € 16,789. As of December 31, 2009, the Matchmind purchase agreement has been fully performed and thus, no balance remains in “Redeemable non-controlling interest” in Telvent’s consolidated balance sheets as of this date.
     The results of operations of Matchmind have been included in the Company’s Global Services segment from October 2007, the date of purchase of the original 58%.
Acquisition of Certain Assets of Northern Lakes Data Corp.
     On February 3, 2009, the Company’s subsidiary, Telvent Farradyne, signed an asset purchase agreement through which it acquired certain of the assets of Northern Lakes Data Corp. (“NLDC”). NLDC provides back office solutions, as well as consulting and systems integration services to the electronic toll collection industry in the United States and abroad. Assets acquired include NLDC’s proprietary back office/customer service center software solution called “TollPro”, as well as NLDC’s interest in the license agreements and service contracts relating to NLDC’s back office system. The purchase price for these assets was U.S. $1,500 (€ 1,041), of which U.S. $1,000 (€ 695) was paid in 2009. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2,000 (€ 1,388) through four installments payable every six months starting July 1, 2009, of which U.S. $500 (€ 347) was paid in 2009, and additional contingent payments up to U.S. $500 (€ 347). In addition, Telvent will pay NLDC additional commission payments up to a maximum of U.S. $5,000 (€ 3,470) in respect of contract bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. The Company estimates, at December 31, 2009, the pending amount to be paid under these agreements,

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
including contingent payments, to be approximately U.S. $3,250 (€ 2,256). As of December 31, 2009 the Company has recorded a liability of U.S. $2,620 (€ 1,819) corresponding to the present value of such obligation in the accompanying Consolidated Balance Sheets. Amounts have been recorded taking into consideration, on each closing date, the probability of such payment.
     The Company has determined this transaction to be a business combination as described in the ASC 805, on business combinations (pre-codification SFAS 141-R). The Company has finalized the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired. The excess of the purchase price over the net book value of the assets acquired has been allocated to goodwill. The following is a summary of the purchase price allocation at the date of acquisition (in thousands of Euros):

As of
February 3,
2009
Tangible assets	€114
Intangible assets:
Non competition agreement	11
Trade name	638
Software	1,427
Contracts	36
Goodwill	732

Total purchase price	€2,958

14. Goodwill
     As discussed in Note 2, the Company applies ASC 350 (pre-codification SFAS 142), which requires that goodwill and certain intangible assets with an indefinite useful life not to be amortized, and should instead be reviewed for impairment annually.
     During the fourth quarter of every year, the Company performs its annual impairment review for goodwill and other indefinite-life intangible assets. Based on the results of the impairment review, no charge for impairment has been required.
     The following analysis details the changes in the Company’s goodwill during 2009 and 2008 by segment:

			Global
	Energy	Transportation	Services	Agriculture	Environment	Total
Balance, December 31, 2007	€23,224	€21,098	€20,316	€—	€—	€64,638
Acquisitions and purchase price allocation adjustments	—	(2,960)	(6,433)	327,364	—	317,971
Currency translation adjustment	(2,137)	(2,138)	—	(32,989)	—	(37,264)

Balance, December 31, 2008	21,087	16,000	13,883	294,375	—	345,345
Acquisitions and purchase price allocation adjustments	70,723	661	—	(190,649)	13,741	(105,524)
Currency translation adjustment	(977)	(487)	—	(3,491)	(462)	(5,417)

Balance, December 31, 2009	€90,833	€16,174	€13,883	€100,235	€13,279	€234,404

     Goodwill arising from the acquisition of DTN Holding Company, Inc. has been assigned to reporting units within Telvent’s Energy, Agriculture and Environment segments according to the purchase price allocation finalized in 2009.
15. Accrued and Other Liabilities
     “Accrued and other liabilities” in the Company’s consolidated balance sheets consist of the following:

	As of December 31,
	2009	2008
Payroll, accrued vacation and other employee benefits	€12,372	€12,710
Current portion of government loans	765	924
Other short-term liabilities	2,814	3,526

	€15,951	€17,160

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
16. Short-Term Debt
     “Short-term debt” in the Company’s consolidated balance sheets at December 31, 2009 and 2008 consists of the following:

	As of December 31,
	2009	2008
Short-Term credit facilities:
Bank of America N.V	€17,354	€17,964
Caja de Ahorros y Monte de Piedad de Madrid	—	56
Banco Santander S.A.	376	593
The Royal Bank of Scotland (formerly ABN AMRO Bank N.V.)	1,971	1,689
Citibank Co., Ltd. Beijing Branco (Citibank)	472	493
Natixis Sucursal en España	8,538	2,490
Banco Bilbao Vizcaya Argentaria S.A.	567	—
Banco Cooperativo	890	—
Deutsche Bank	6,213	—
Other facilities	947	822

Due under short term credit facilities	37,328	24,107
Advance payments	56,693	28,766
Other short-term debt	3,314	3,855

Total short-term debt	€97,335	€56,728

     On March 31, 2008, the Company’s subsidiary, Telvent Canada Ltd. (“Telvent Canada”), entered into a new credit agreement with ABN AMRO Bank N.V., renamed to The Royal Bank of Scotland N.V. on February 2010, (the “Bank”) to replace the previous one dated May 2, 2003. The new credit agreement provides for three separate credit facilities all of which are unsecured with respect to Telvent Canada and its subsidiary, Telvent USA, Inc. “Telvent USA”. The first facility (“Facility A”) is a revolving credit line available for working capital purposes with funds available up to U.S. $3,000. The second facility (“Facility B”) is a hedging facility with a maximum aggregate amount of U.S. $6,000 and is solely for the purposes of financing hedging agreements. The third facility (“Facility C”) is a credit facility with a maximum aggregate amount of up to U.S. $12,000 for the purpose of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA are required to provide bid, advance payment or performance securities. As of December 31, 2009, there was U.S. $3.0 million outstanding under Facility A, U.S. $4.5 million under Facility B and U.S. $10.1 million in letters of credit issued under Facility C. The new credit agreement is a “demand facility” agreement which means that there is no maturity date and that any borrowing made are repayable on demand. The Bank reserves the right to terminate the new credit agreement at any time and for any reason.
     On April 29, May 14 and May 21, 2009, the Company’s subsidiary, Telvent Traffic, entered into agreements to amend its U.S. $25,000 credit agreement with Bank of America N.V. as successor to LaSalle Bank National Association, dated May 31, 2006, extending the termination date. The tenth amendment, signed on May 21, 2009, extends the termination date of the Credit Agreement to April 30, 2010. The Eighth Amendment, signed April 29, 2009 amended the credit agreement so that loans bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America N.V. plus a Base Rate Loan Applicable Margin of 2.00% or (ii) the LIBOR for U.S. dollar deposits in the London Interbank Eurodollar market, plus a Libor Loan Applicable Margin of 3.00%. In connection with these amendments, the Company reaffirmed its commitment to guarantee all of the obligations under the Credit Agreement. The total amount outstanding under this facility as of December 31, 2009 was U.S. $25,000 (€ 17,354). The obligations of Telvent Traffic under the credit agreement are guaranteed by the Company. The credit facility was available for partial financing of acquisitions permitted under the agreement.
     On December 4, 2007, Telvent Tráfico y Transporte, S.A. (“Telvent Tráfico”) entered into a credit agreement with Natixis Sucursal en España (“Natixis”) under which Telvent Tráfico may borrow U.S. $12,300 to finance the complete investment of the design and implementation of the Panama City Traffic Control Project, a nine-year concession awarded to Telvent Tráfico by the Autoridad del Tránsito Transporte Terrestre of Panama that came into force on August, 28 2007. This credit facility has a cost of LIBOR +0.90% during the investment phase and LIBOR + 2% during the operations and maintenance phase. On December 15, 2009, Telvent Tráfico signed an amendment to its credit agreement with Natixis to extend the grace period under the agreement to July 14, 2010. As result of the former, this credit facility has a cost from the date on which the amendment was signed of LIBOR + 3%. The total amount outstanding as of December 31, 2009 was U.S. $12,300 (€ 8,538), thus fully utilizing the total available credit line under this loan. At the end of the project, the agreement calls for the collection and associated recourse of the accounts receivable associated

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
with the project to be transferred over to Natixis.
     On December 29, 2009 the Company’s subsidiary, Telvent USA, Inc, entered into a credit agreement with Deustche Bank, S.A. under which Telvent USA, Inc. may borrow up to U.S. $18,000 to finance general working capital needs in North-America. The Credit facility matures on June 29, 2010 and the agreement automatically extends its maturity to December 29, 2010. Drawdowns under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to LIBOR plus a margin of 1.90%. The total amount outstanding under this facility as of December 31, 2009 was U.S. $8,950 (€ 6,213).
     As of December 31, 2009 and 2008, respectively, “Advanced payments” in the Company’s consolidated balance sheets consisted primarily of inter-company balances in connection with commercial transactions in the normal course of business, where the group has received advanced payments from the financial institutions.
     Furthermore, as of December 2009 and 2008 “Other short-term debt” in the Company’s consolidated balance sheets consisted primarily of amounts outstanding under corporate Diners and American Express cards.
17. Long-Term Debt
     Long-term debt consists of the following:

	As of December 31,
	2009	2008
Total long-term debt	€188,823	€221,027
Current portion of long-term debt	(17,621)	(27,532)

Long-term debt less current portion of long-term debt	€171,202	€193,495

     The total principal amount outstanding with each counterparty, less the corresponding current portion at December 31, 2009 and 2008 is as follows:

	As of December 31, 2009
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
ING and Liscat	€878	€878	€—
Bank of Communications	632	130	502
Unicaja	9,945	—	9,945
Caja de Ahorros y Monte de Piedad de Madrid, ING Belgium and Caja de Ahorros y Pensiones de Barcelona.	54,348	13,376	40,972
Goldman Sachs Credit Partners and General Electric Capital	117,908	3,121	114,787
Caixa Catalunya	179	116	63
Caja de Ahorros y Pensiones de Barcelona (“La Caixa”)	4,933	—	4,933

	€188,823	€17,621	€171,202

	As of December 31, 2008
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
ING and Liscat	€1,715	€837	€878
Bank of Communications	799	138	661
Unicaja	9,956	—	9,956
Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium	56,938	15,609	41,329
Goldman Sachs Credit Partners and General Electric Capital	151,328	10,828	140,500
Caixa Catalunya	291	120	171

	€221,027	€27,532	€193,495

Goldman Sachs Credit Partners and General Electric
     Telvent’s subsidiary, Telvent DTN is party to an Amended and Restated First Lien Credit and Guaranty Agreement (the “Telvent DTN Credit Agreement”), dated March 16, 2007, by Telvent DTN, Inc., as borrower, various Lenders, Goldman Sachs Credit Partners L.P., as lead arranger, sole bookrunner and sole syndication agent, and General Electric Capital Corporation, as administrative agent. The obligations under the credit agreement are secured by a lien on substantially all of the assets of the borrower and guarantors.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
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
     The change in control that was triggered by the Company’s acquisition of DTN Holding Company, Inc.’s issued and outstanding capital stock would have constituted a default by Telvent DTN under the Telvent DTN Credit Agreement at the time the acquisition occurred. Accordingly, Telvent DTN requested the consent of the lenders to the change of control. Telvent DTN and the lenders, entered into the First Amendment, Consent and Waiver to Amended and Restated First Lien Credit and Guaranty Agreement, dated September 15, 2008, which became effective on October 28, 2008 under which the lenders consented to the change of control. Under the First Amendment, the applicable margin with respect to Revolving Loans and Tranche C term loans that are Eurodollar Rate Loans is 5% if Telvent DTN’s S&P Rating and Moody’s Rating is higher or equal than B+ and B1, respectively. If Telvent DTN’s S&P Rating and Moody’s Rating falls to less than B+ and B1, respectively, the applicable margin will increase to 5.5%. For Revolving Loans and Tranche C term loans that are Base Rate Loans, the applicable margin is 3.75% if Telvent DTN’s S&P Rating and Moody’s Credit Rating is higher or equal than B+ and B1, respectively, and 4.25% if Telvent DTN’s credit ratings are lower.
     The amount outstanding for Tranche C Loans is € 117,908 (U.S. $169,859) as of December 31, 2009. The Company has made voluntary prepayments under this credit agreement in 2009 amounting to € 20,825. No borrowings have been made under the revolving commitments feature of the credit facility as of December 31, 2009. The Company, at December 31, 2009, is in compliance with all its covenants.
Caja de Ahorros y Monte de Piedad, Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) and ING Belgium S.A., Sucursal en España
     On September 12, 2008, the Company, as borrower, entered into an unsecured loan agreement governed by Spanish law with Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid) and ING Belgium S.A., Sucursal en España (ING), as lenders, in the amount of € 57,500, divided into two different tranches: (i) Tranche A, in the amount of € 10,450, and (ii) Tranche B, in the amount of € 47,050. The full amount of the loans in the amount of € 57,500 was drawn down on October 28, 2008 to partially finance the acquisition of DTN Holding Company, Inc.
     In connection with the acquisition of the remaining 42% of Matchmind, on May 21, 2009, as described in Note 13, the Company entered into an amendment and restatement of its unsecured loan agreement signed with Caja Madrid and ING on September 12, 2008. Under the amended and restated unsecured loan agreement, the Company has the right to borrow from Caja de Ahorros y Pensiones de Barcelona (“La Caixa”), as a new lender, an additional € 20,000 under two new subtranches: (i) Subtranche A1, in the amount of € 3,634, and (ii) Subtranche B1, in the amount of € 16,366. During the year 2009 the Company drew down the total available credit under Subtranches A-1 and B-1.
     On September 12, 2009 the Company, as scheduled, repaid the total amounts of Tranche A and Subtranche A1 (€ 10,450 and € 3,634, respectively). Additionally the Company repaid € 5,050 of its Tranche B and the first installment payment for Subtranche B1 in the amount of € 1,754. The balance of Subtranche B1 is payable in annual installments of € 3,653 on September 12 of each year thereafter through and including September 12, 2013. As of December 31, 2009, the total amount owed under this arrangement amounted to an aggregate amount of € 56,612 (€ 42,000 under Tranche B and € 14,612 under Tranche B1). The loans bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.50% until December 31, 2009 and thereafter loans under Tranche B and Subtranche B1 bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.75% to 2.75% depending on the Company’s Net Financial Debt/EBITDA ratio. The amount outstanding under this Syndicated Agreement as of December 31, 2009, net of debt issuance costs, was € 54,348.
     The loan agreement includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default. The Company, at December 31, 2009, is in compliance with all its covenants.
Bilateral agreement with Caja de Ahorros y Pensiones de Barcelona (“La Caixa”)
     As described in Note 23, on September 11, 2009, Telvent GIT, S.A. entered into a Purchase Agreement with Telvent Corporation, S.L., a subsidiary of Abengoa and existing shareholder of the Company, pursuant to which the Company acquired 370,962 of its ordinary shares, nominal value € 3.00505 per share, at a price of U.S. $18.50 per share, for an aggregate purchase price of U.S. $6,863

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
(€ 4,763). The closing of the re-purchase occurred on September 15, 2009. The shares were purchased in relation to the modification of the Company’s Extraordinary Variable Compensation Plan, which has been partially converted from a cash to an equity plan.
     In connection with the purchase of these shares, the Company, as borrower, entered into an unsecured, bilateral loan agreement with Caja de Ahorros y Pensiones de Barcelona (Caixa), as lender. The Company made a single drawdown on September 15, 2009 in the amount of € 5,000. The loan will be due and payable in one installment on December 31, 2012. The loan agreement includes customary provisions for transactions of this nature, including mandatory prepayments events, financial covenants, representations and warranties, affirmative and negative covenants and events of default. Covenants under this agreement are identical to covenants under the agreement with Caja Madrid and ING described above. The Bilateral Credit Agreement bears interest on the outstanding principal amount at a rate equal to EURIBOR plus an applicable margin which is equal to 2.75% until December 31, 2009 and thereafter at a rate calculated on the basis of EURIBOR plus a spread ranging from 2.00% to 4.50% depending on the Consolidated Net Financial Debt/Consolidated EBITDA ratio. The amount outstanding under this Bilateral Credit Agreement at December 31, 2009 was € 4,933.
Unicaja
     On November 10, 2005, the Company signed a credit agreement with Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja). The total amount available under this facility is € 12,600. The term of this credit agreement is twenty-two years and the interest rate is EURIBOR +1%, on a monthly basis. The amount outstanding under this agreement at December 31, 2009 was € 9,945. The credit agreement has been obtained in connection with El Toyo Project, and will become non-recourse when the client accepts delivery of the project. As of December 2009, delivery of the project has not been completely accepted by the customer due to certain litigation currently in progress (as described in Note 20) and thus, the credit facility has not yet been converted into a non-recourse facility.
18. Other Long-Term Liabilities
     Other long-term liabilities in the Company’s consolidated balance sheets consist of the following:

	As of December 31,
	2009	2008
Government loans excluding current portion	€1,493	€1,436
Long-term customer deposits	2,731	2,300
Deferred payment on DTN Holding Company, Inc. acquisition (Note 13)	16,313	24,662
Deferred payment on DMS Group investment (Note 7)	—	1,000
Extraordinary variable compensation plan (Note 23)	164	2,605
Reserves for uncertain tax positions under FIN 48 (Note 21)	3,586	3,252
Other long-term obligations	5,229	2,490

	€29,516	€37,745

     The Company receives interest-free, five-year loans from the Spanish Science and Technology Ministry for research and development purposes. These loans also provide a two-year grace period before repayments of principal must begin. The current portion of government loans of € 765 and € 924 as of December 31, 2009 and 2008, respectively, is included within “Accrued and other liabilities” in the Company’s consolidated balance sheets (Note 15).
     Long-term customer deposits represent security deposits from customers primarily in relation to long-term hosting contracts.
     As of December 31, 2009, “Other long-term obligations” correspond mainly to the deferred payment on NLDC acquisition amounting to € 1,124 and to the premium payable to employee stockholders of Telvent DTN amounting to € 1,876 (see Note 13).
Maturity of Debt and Similar Obligations
     The aggregate principal repayment of short-term debt, long-term debt and government loans, including amounts shown under current liabilities, required in each of the next five fiscal years and thereafter are as follows:

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Year Ending December 31,
	Current
	Portion of		Long-Term
	Long-Term	Short-Term	Debt Less
	Debt	Debt	Current Portion	Government Loans	Total
2010	€17,621	€97,335	€—	€765	€115,721
2011	—	—	14,842	195	15,037
2012	—	—	19,666	189	19,855
2013	—	—	128,434	164	128,598
2014			545	173	718
Thereafter	—	—	7,715	772	8,487

	€17,621	€97,335	€171,202	€2,258	€288,416

19. Financial Instruments
Concentration of Credit Risk
     Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, accounts receivable (including unbilled revenue) and long-term receivables. The Company generally does not require collateral from its customers. During the years ended December 31, 2009 and 2008, no customer comprised greater than 10.0% of the Company’s revenues and/or accounts receivable balance.
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
     The Company applies hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities (pre-codification SFAS 133). As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). The effective portion of the gain or loss on the hedging instrument recognized in equity (other comprehensive income), is subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency.

	As of December 31, 2009
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€2,257	€39,884	€5,039	€72,181
Canadian Dollars	51	2,910	5	201
Morocco Dirhams	—	—	1	30
Jordan Dinars	117	627	—	—
Qatari Riyals	56	2,323	19	746
Australian Dollars	39	301	—	—
Kuwaiti Dinar	102	916	—	—
Chinese Yuan	—	—	2	38
Euro	205	9,912	185	3,862

	€2,827	€56,873	€5,251	€77,058

Interest rate contracts:
Interest rate caps and swaps	626	80,001	967	76,634

Total	€3,453	€136,874	€6,218	€153,692

	As of December 31, 2008
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€6,599	€63,001	€7,808	€78,893
Canadian Dollars	12	670	42	458
Morocco Dirhams	379	1,600	—	—
Jordan Dinars	11	381	19	661
Qatari Riyals	292	4,256	17	318
Japanese Yen	—	—	5	415
Thai Bahts	34	1,022	—	—
Swedish Kronor	349	2,348	—	—
Kuwaiti Dinar	—	—	1,374	9,186
Chinese Yuan	19	1,049	2	198
Euro	465	6,116	104	1,526

	€8,160	€80,443	€9,371	€91,655

Interest rate contracts:
Interest rate caps and swaps	384	82,026	4,200	112,380

Total	€8,544	€162,469	€13,571	€204,035

     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value in the Company’s consolidated balance sheets, with related gains and losses recorded in earnings.
     The Company also is exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is, mainly, based on a rate of three-months or one-year both EURIBOR and LIBOR, plus the applicable margins.
     The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2010 and 2022. The exposure of the Company is limited to the premiums paid to purchase the caps. Total premiums paid to purchase the caps were € 613 and € 18 during the years ended December 31, 2009, and 2008, respectively.
     As a result of the debt of DTN Holding Company, Inc., the Company maintains an interest rate swap contract with a notional amount of U.S. $110,400 and a fixed rate of 5.32% to limit the interest rate risk associated with its variable-rate long-term debt.
     The ineffective portion of changes in fair value of hedged positions, reported in earnings for the twelve-month period ended December 31, 2009, amounted to € (25), and has been recorded within “Other financial (income)/expense” in the Company’s consolidated statement of operations.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The effective portion of cash flow hedges recorded in other comprehensive income amounted to € (129), net of tax, and will be reclassified to earnings over the next twelve months.
Fair Values of Financial Instruments
     Fair value is defined as the amount that a financial instrument could be bought or sold in an arm’s length transaction, other than in a forced or liquidation sale. The Company uses the following methods and assumptions in order to estimate the fair values of its financial instruments.
     These determinations were based on available market information and appropriate valuation methodologies. The inputs used to calculate fair value of Telvent’s derivatives are inputs other than quoted prices includes Level 1 that are observable for the asset or liability, either or indirectly through corroboration with observable market data (Level 2). Telvent’s valuation technique to calculate fair value of Telvent’s forward contracts is based on discounting estimated future cash flows. The Company estimates future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date.
Cash, Short-Term Investments, Accounts Receivable and Accounts Payable
     The carrying amounts for “Cash and cash equivalents”, “Other short-term investments”, “Accounts receivable”, “Unbilled revenues” and “Accounts payable” in the Company’s consolidated balance sheets approximate fair values due to the short maturity of these instruments, unless otherwise indicated.
Short-Term and Long-Term Debt
     Debt is primarily based on variable rates. The fair value of Short-Term Debt is similar to its carrying value.
Other Long-Term Liabilities
     The fair value of interest free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities. “Other long-term liabilities” in the Company’s consolidated balance sheets include payments due to suppliers. Interest is payable based on variable rates; therefore, fair value approximates carrying value.
Derivatives
     The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts the Company would receive or pay to terminate the transaction at the reporting date.
     The inputs used to calculate fair value of Telvent’s derivatives are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either or indirectly through corroboration with observable market data (Level 2). Telvent’s valuation technique to calculate fair value of Telvent’s forward contracts is based on discounting estimated future cash flows. The Company estimates future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date.
Redeemable Non-Controlling Interest
     Redeemable non-controlling interest represents the Company’s financial obligation to purchase equity instruments for cash and is presented in the consolidated financial statements at its fair value.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The carrying value and estimated fair value of financial instruments are presented below:

	As of December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents (including restricted cash)	€92,893	€92,893	€85,808	€85,808
Other short-term investments	758	758	589	589
Accounts receivable	66,450	66,450	150,598	150,598
Derivative contracts	3,453	3,453	8,544	8,544
Long-term receivables and other assets	10,732	10,732	10,939	10,939
Liabilities:
Short-term debt	97,335	97,335	56,728	56,728
Long-term debt including current portion	188,823	175,151	221,027	196,293
Other long-term liabilities	29,516	29,359	37,745	37,574
Derivative contracts	6,218	6,218	13,571	13,571
20. Commitments and Contingencies
Commitments
     As described in Note 6, the Company’s subsidiary, Telvent Outsourcing, has an ownership stake of 15% in S21 Sec, a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, conditional upon Telvent or any company of the Abengoa Group investing € 15,000 in the territory of Navarra. Telvent does not have the obligation or intent to make such investments, in which case NGA could still have the option to sell the 10% stake of S21 Sec to Telvent at a price not to exceed € 3,900.
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic, completed the acquisition of 100% of the shares of Caseta Technologies, Inc. (“Telvent Caseta”). The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. As of December 31, 2009, the total payments made for this acquisition amounted to U.S. $12,463 and the Company’s best estimate of the potential earn-out payments under this agreement amounted to U.S. $732 as of this date. There is an overall limit of U.S $20,728 on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     As described in Note 13, in October 2008 the Company’s subsidiary, Telvent Export, completed the acquisition of 100% of the shares of DTN Holding Company, Inc. for a purchase price of U.S. $250,910 (€ 187,657) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of Telvent DTN who are Telvent DTN employees (the “Employee Stockholders”). See Note 13 for complete details on the commitments assumed in this acquisition.
     As described in Note 7, the Company and the DMS Group formed a limited liability company joint venture, Telvent DMS, LLC for the purpose of services and solutions development. Telvent Energía agreed to make a total investment of € 6,111 related to the joint venture. As of December 31, 2009, € 5,111 of this committed investment was made. The Company is committed and obligated to make scheduled payments for the remaining € 1,000 ending on April 30, 2010.
     As described in Note 13, on February 3, 2009, the Company’s subsidiary, Telvent Farradyne, signed an agreement through which it acquired certain of the assets of NLDC. See Note 13 for details of the commitments assumed in this acquisition.
Leases
     The Company leases corporate buildings that it classifies as operating leases. Computer equipment and machinery used in the normal course of business and that meet the relevant criteria are classified as capital leases. During the year 2009, the capital leases generally required interest payments based on a variable interest rate plus a margin. The effective interest rate of these contracts ranged from 5.9% to 11.9% in 2009.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Future minimum lease payments under non-cancelable operating and capital leases are as follows:

Year Ending December 31,	Operating	Capital
2010	€25,201	€9,421
2011	24,029	13,373
2012	22,820	490
2013	16,556	—
2014	7,682	—
Thereafter	46,991	—

	€143,279	23,284

Less: amounts representing interest		(1,419)

Present value of future lease payments		21,865
Less: current portion		(8,822)

Long-term leasing obligations		€13,043

     Total rent expense under the Company’s operating leases for the years ended December 31, 2009, 2008 and 2007 was € 25,883, € 19,872 and € 19,673, respectively. Total payment under the Company’s capital leases for the years ended December 31, 2009, 2008 and 2007 was € 8,966, € 7,689 and € 3,507, respectively. Total rent expense under the Company’s related party leases was € 584, € 33 and € 374 for the years ended December 31, 2009, 2008 and 2007, respectively.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On September 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals have been resolved. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on September 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, the Company considers that the court proceeding has been concluded.
     As of December 31, 2009, the development and installation work for the El Toyo project was complete, although acceptance by the City has not yet been obtained.
     In addition, a commercial dispute has arisen between Telvent and its client regarding a transportation project in Saudi Arabia. The dispute concerns the violations enforcement part of the project, which involves equipment that was subcontracted by Telvent. The client has taken the position that the violations enforcement equipment provided by the subcontractor does not meet the specifications of the contract and, as a result, has purported to terminate its contract with Telvent. Telvent is disputing the validity of the termination and has invoked the dispute resolution procedures under the contract. If the dispute resolution procedures are not successful, we believe that it is likely that arbitration proceedings will be commenced.
     Based on the information presently available, including discussions with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition or cash flows.
Guarantees
Performance Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that secure the Company’s fulfillment of the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. Telvent requests similar bonds from sub-

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
contractors to mitigate this risk. The guarantees are generally not drawn upon as Telvent usually successfully completes the contract or renegotiates contract terms.
Financial Guarantees
     As of December 31, 2009, the Company maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€246,977	€26,835	€—
Financial guarantees	19,300	—	—

	€266,277	€26,835	€—

     Financial guarantees include € 16,313 corresponding to stand-by letters of credit signed in connection with the acquisition of Telvent DTN, as described in Note 13.
     The maximum potential payments represent a “worse-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts and information and electronic communication services. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
21. Income Taxes
     The taxable results of the Company are included in the various domestic and foreign consolidated tax returns of Telvent or its subsidiaries. Also, in certain states, local and foreign jurisdictions, the Company files tax returns on a stand-alone basis.
     The income tax expense/(benefit) consists of the following:

	Year Ended December 31,
	2009	2008	2007
Domestic
Current	€5,695	€8,107	€4,651
Deferred	(13,528)	(3,942)	1,098

	(7,833)	4,165	5,749

Foreign
Current	5,150	3,028	613
Deferred	1,596	(303)	(1,682)

	6,746	2,725	(1,069)

Total income tax expense (benefit)	€(1,087)	€6,890	€4,680

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The following is a reconciliation of the effective tax rate:

	Year Ended December 31,
	2009	2008	2007
Income before taxes	€38,164	€38,244	€29,825

Domestic federal statutory tax rate	30.0%	30.0%	32.5%
	11,449	11,473	9,693
Stock compensation plans	71	71	563
Research and development tax credits	(3,545)	(3,750)	(3,467)
Export activities tax credits	(27,636)	—	—
Changes in valuation allowances	19,631	—	—
Reduction of the domestic federal statutory tax rate	—	—	(280)
Tax deductions and effect on different tax rates on foreign subsidiaries	(462)	(1,077)	(1,951)
Permanent differences	192	240	—
Other	(787)	(67)	122

Tax expense (benefit)	€(1,087)	€6,890	€4,680

     Detail of income and other taxes payable as of December 31, 2009 and 2008 are as follows:

	As of December 31,
	2009	2008
Income tax payable	€3,614	€3,046
Other taxes payable	20,912	24,724

	€24,526	€27,770

     “Other taxes payable” in the Company’s consolidated balance sheets include mainly value-added tax (“VAT”), payroll withholdings on account and social security. Additionally, “Other taxes receivable” include mainly VAT.
     Significant components of the Company’s net deferred tax assets/(liabilities) are as follows:

	As of December 31,
	2009			2008
	Short-Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax assets:
Export activities tax credits	—	27,636	27,636	—	—	—
Capitalized research and development and other	€1,643	€18,168	€19,811	€2,471	€14,616	€17,087
Net operating tax loss carry-forwards	87	6,088	6,175	2,087	2,617	4,704
Derivative contracts and other assets	2,407	8,904	11,311	1,327	9,493	10,820
Valuation allowance	—	(19,630)	(19,630)	—	—	—

	€4,137	€41,166	€45,303	€5,885	€26,726	€32,611

	As of December 31,
	2009			2008
	Short-Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax liabilities:
Intangible assets	€1,867	€45,638	€47,505	€894	€4,307	€5,201
Unrealized foreign exchange gains	1,209	59	1,268	363	—	363
Tax deduction of goodwill	—	1,687	1,687	894	611	1,505
Other liabilities	1,478	842	2,320	271	320	591

	€4,554	€48,226	€52,780	€2,422	€5,238	€7,660

Net deferred tax recognized	€(417)	€(7,060)	€(7,477)	€3,463	€21,488	€24,951

     According to Spanish Corporate Income Tax (CIT) Law the Company has recognized a tax credit for export activities calculated as a percentage of investments which are effectively made in the acquisition of interest in foreign companies or the incorporation of subsidiaries established abroad. This percentage, which was initially at 25% is being gradually reduced since 2007 to reach 3% in 2010. To benefit from this tax credit, among other requirements, the acquisition or incorporation of companies must be directly related to the export of services and solutions from Spain. The Company has recorded a deferred tax asset amounting to € 27,636 as a result of the acquisitions made between 2004 and 2008. These tax credits have been accredited in Spanish Income Tax Declarations in 2009. In addition, the Company benefits from a deduction of goodwill for certain of its acquisitions. Such goodwill tax deduction has been

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
applied on the acquisitions of Metso, Telvent Farradyne and NLDC.
     According to article 35 of the CIT Law, the Company is entitled to a tax credit of 25% of the expenses incurred in research and development (R&D) activities carried out in the tax period in any country belonging to the European Union (EU) and 8% of the investments in assets, except real state, exclusively dedicated to R&D. The amount of the applicable R&D tax credit is determined considering the total expenditure incurred, including the depreciation of assets used in the activities as long as they are directly related to such activities.
     Gross Spanish and foreign tax carry-forwards as of December 31, 2009 amounted to approximately to € 13,920. If the net operating losses are not fully utilized in the future, carry-forwards will expire from 15 to 20 years after their effective generation date.
     The expiration dates of future tax loss carry-forwards are as follows:

Year Ending
December 31,
2022	105
2023	1,829
2024	232
2025	1,004
2026	1,243
2027	2,928
2028	1,740
2029	4,839

2030	€13,920

     As explained in Note 2, during the year ended December 31, 2007, the Company adopted the provisions of ASC 740-10 (pre-codification FIN 48), which clarifies the accounting for and disclosure of uncertainty in tax positions. As a result of the adoption of ASC 740-10 (pre-codification FIN 48), the Company recognized an increase of approximately € 1,286 in its reserve for uncertain tax positions, which was reflected as a decrease to the January 1, 2007 balance of retained earnings. The Company adjusts these reserves in light of changing facts and circumstances.
     As of December 31, 2009 and 2008, the Company had approximately € 3,586 and € 3,252 of tax liabilities, including interest and penalties, related to uncertain tax positions. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated statements of operations.
     In addition, the Company has recorded a valuation allowance on its deferred tax assets when it considers more likely than not that such assets will not be recovered in the future.
     Final determination of a significant portion of the Company’s tax liabilities that will effectively be settled remains subject to ongoing examination by various taxing authorities. The Company files income tax returns in various jurisdictions in which it operates, including U.S. federal and state and numerous other foreign jurisdictions. Currently, several of the Company’s subsidiaries are undergoing tax audits including: Telvent Canada (year 2006 for corporate income tax), Telvent USA (year 2006 for corporate income tax) and the consolidated fiscal group in Spain (covering the years 2004 through 2007 for corporate income tax). No significant issues are expected to come from the results of these audits. Furthermore, the Company has the years ranging from 2005 through 2009 open to other tax audits in most of its jurisdictions, including the United States.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
22. Share Capital
     The following table shows increases in share capital of the Company since incorporation. Share capital amounts are shown in actual amounts rather than thousands of Euros:

			Cumulative	Cumulative
		Number	Shares	Share Capital
Event	Date	of shares	Balance	In Euros
	(In actual amount)
	December 31, 2003		100,000	€60,101,000.00
Split (200 for 1)	April 15, 2004	—	20,000,000	€60,101,000.00
Increase in capital	October 21, 2004	8,700,000	28,700,000	€86,244,935.00
Increase in capital	November 19, 2004	547,100	29,247,100	€87,888,997.86
	Balance as of December 31, 2005, 2006 and 2007		29,247,100	€87,888,997.86

Private placement	October 24, 2008	4,847,059	34,094,159	€14,565,655.00
	Balance as of December 31, 2009 and 2008		34,094,159	€102,454,652.86

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
     The number of shares was increased to 34,094,159, in a private placement offering of 4,847,059 shares, at an offering price of U.S. $21.25. The purchase agreements were signed on October 24, 2008, as registered with the SEC on February 13, 2009, when the transaction was declared effective, The proceeds from the placement totaled € 78,510, net of related expenses.
     In addition, on September 15, 2009, the Company acquired 370,962 of the Company’s ordinary shares at a price of $18.50, in connection with the amendment of its Extraordinary Variable Compensation Plan, as explained in Note 23.
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
     The shares were accounted for as a formula value stock plan in accordance with paragraphs 97 and 98 of Emerging Issues Task Force (“EITF”) 00-23, with compensation expense being calculated as the difference between the purchase value (which was par value) and the formula value. Compensation expense for shares that were purchased after January 1, 2003, was calculated based on the midpoint of the Company’s expected initial public offering price range less a discount of 15%.
     As of October 2004, the Company successfully listed its shares on the NASDAQ, as such, the put feature within the stock plan expired. The variable nature of the plans reverted to a fixed plan, apart from where performance conditions still had to be met by the

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
employees, for which these plans continued to be variable after the date of Telvent’s initial public offering. For the plans which were fixed plans after the date of Telvent’s initial public offering the remaining deferred compensation was expensed over the vesting period. For plans which continued to be variable, the deferred compensation cost and resulting compensation expense was adjusted to the market value of the shares as of December 31, 2005 and 2004. As a result of the adoption of ASC 718 (pre-codification SFAS 123R), Share-Based Payment, on January 1, 2006, the Company designated its formula-based stock purchase plan as an equity award plan and started to record as an expense the fair value of the shares purchased by employees under the plan. As the shares sold under the incentive plan consist of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by ASC 718 (pre-codification SFAS 123R). The Company chose the modified prospective application transition method allowed by ASC 718 (pre-codification SFAS 123R).
     Total compensation cost recorded under this plan was € 0, € 0 and € 1,506 for the years ended December 31, 2009, 2008 and 2007, respectively. All shares under this plan were fully vested as of December 31, 2009.
Parent Company Stock Purchase Plan
     On February 2, 2006, Abengoa implemented a Share Acquisition Plan (the “Abengoa Plan”) on Abengoa S.A.’s shares for members of the senior management of Abengoa’s subsidiaries, including 12 employees of the Company, of which 10 are members of the Companies and its subsidiaries’ senior management. The implementation of the Abengoa Plan was approved by the board of directors of Abengoa on January 23, 2006. The duration of the Abengoa Plan is five complete financial years 2006 through 2010 plus six months (until June 30, 2011). The Plan is based on the annual accomplishment by the participant of annual management objectives set for the participant by the management of the applicable company with which each participant is employed. If the annual objectives are not met by the participant, the bank may sell a percentage of the shares as follows:
2006 — 30%
2007 — 30%
2008 — 15%
2009 — 15%
2010 — 10%
     Under the Abengoa Plan, Abengoa has a repurchase option under which Abengoa can purchase the shares from the participant on the occurrence of certain events, such as death, disability or retirement of the participant or termination of the employment of the participant within the Abengoa Group.
     The Company has applied ASC 718 (pre-codification SFAS 123R) to account for this Abengoa Plan as an equity award plan, and is being treated similar to a stock option plan. A valuation of the plan has been performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting). The acquisition cost for all participants was the average acquisition price plus associated costs for all of the shares purchased under the Abengoa Plan for all participants. The fair value of the 516,100 Abengoa shares granted pursuant to the Abengoa Plan, amounting to € 1,621 (€ 2.87 per share), less estimated forfeitures of 12,600 shares, is measured at the grant date and remains fixed unless and until the award is modified. The assumptions used in the valuation of the shares granted, performed as a theoretical valuation of an European call option on Abengoa ordinary shares as of January 23, 2006, were as follows: Abengoa spot price — € 14.15; strike price — € 26.1; Maturity — July 1, 2011; Volatility — 40%. Compensation cost recorded on this plan for the years ended December 31, 2009, 2008 and 2007 amounted to € 236, € 236 and € 228, respectively.
Extraordinary Variable Compensation Plan
     On March 22, 2007, as later amended on September 20, 2007, the Nomination and Compensation Committee of the Company’s Board of Directors and the Company’s Board of Directors approved a variable compensation plan (the “Plan”) for members of the senior management of the Company and its subsidiaries. The participants in the Plan currently include 31 members of the senior management, including business unit managers; senior project managers; technical, research and development managers; and corporate services officers and managers (the “Participants”). The Plan is based on the accomplishment of objectives based on the Company’s strategic plan in effect as of December 31, 2006. The duration of the Plan is five complete fiscal years (2007 through 2011) commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur no later than June 30, 2012, after the verification of the fulfillment of the objectives.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The Plan provides for extraordinary, variable compensation to the participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each participant. The compensation only vests and becomes payable after the end of the 5th year of the Plan, but includes the following gradual general vesting period based on the accomplishment of the established objectives: 10% (2007), 15% (2008), 15% (2009), 30% (2010), and 30% (2011). The Company recognizes compensation costs on this Plan based on the gradual vesting percentages. For the years ended December 31, 2009, 2008 and 2007, the Company recorded € 2,273, € 1,572 and € 1,048, respectively, of compensation expense related to this Plan.
     On November 19, 2009, the Company’s shareholders, at the Extraordinary Shareholder’s Meeting, ratified the decision taken by the Board of Directors on June 25, 2009, to amend the Company’s Extraordinary Variable Compensation Plan (the “Plan”), in order to allow eligible Participants of the Plan to receive certain of their Plan awards in the form of the Company’s ordinary shares rather than in cash. At the election of Plan Participants, who had to accept and agree to the amendment at the grant date of June 25, 2009, the amount vested during the first three years of the Plan will be converted into such number of shares as is determined by dividing the amount of the original vested cash award by U.S. $18.50, the price paid by the Company for such shares on September 15, 2009. Until the Plan fully vests on December 31, 2011 and the calculation and the payment of the benefits under the Plan occurs (no later than June 30, 2012), the shares will be held as treasury shares of the Company in the accompanying Consolidated Balance Sheets, and will be treated as issued, but not outstanding.
     As a result of this amendment, the amount vested at December 31, 2009, and for which participants elected to receive shares instead of cash, has been accounted for as an equity award plan under ASC 718 (pre-codification SFAS No. 123R). Up to the date of the amendment, the Company had been recording a provision for such plan based on the vested amounts at each date. Upon amendment of the Plan, the provision recorded for that portion of the plan which will no longer be paid in cash has been reclassified to Additional Paid in Capital in the accompanying balance sheets. In addition, a valuation of the award was performed at the grant date according to the fair value of the shares on that date, and any difference with the amount previously provisioned for was recorded as additional compensation expense against Additional Paid in Capital. Any portion of the Plan expected to be settled in cash remains as a provision within “other long term obligations” in the accompanying consolidated balance sheets. Finally, the cash award to be vested during the last two years of the Plan will be recorded as compensation expense, against other long term liabilities, according to its vesting period. After this amendment, the amount available for distribution in cash is € 5,848.
     In addition, according to the amendment of the Plan approved in December 2008, certain events, such as a sale of a controlling interest in the company, can accelerate certain compensation which its participants are eligible to earn.
24. Related-Party Transactions
     During the normal course of business, the Company has conducted operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions were completed at market rates.
Services Agreement
     The Company and certain subsidiaries have entered into one-year contractual arrangements with Abengoa from which the Company receives certain administrative services. Such services include cash pooling arrangements, finance management, centralized asset management, legal advice, institutional support with international multilateral financing organizations, institutional commercial assistance, support in providing official global ratings, auditing and consolidation, tax advisory services, negotiation and optimization of global corporate insurance policies, provision of guarantees and endorsements, services including internal communication, corporate image and institutional relations, human resource services and other specific support services upon request. Total amounts paid to Abengoa under the services agreement were € 5,972, € 5,880 and € 4,853, for the years ended December 31, 2009, 2008 and 2007, respectively. Such agreements are extended annually, unless terminated by either party.
     The allocation of such expenses is based on anticipated annual sales. The allocation method is considered reasonable and properly reflects Company’s cost of doing business, as corporate expenses incurred are allocated based upon Company’s projected sales as a proportion of Abengoa’s total projected sales.
Reciprocal Credit Agreements
     On April 20, 2004, the Company established a reciprocal credit agreement with Abengoa which replaced any prior credit arrangements. Under this arrangement, the Company and Abengoa could borrow funds from or lend funds to each other, from time to

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
time upon not less than 24 hours’ notice, up to a maximum of € 45,000 (or the equivalent amount in any other currency quoted in the Spanish currency market). The agreement was amended in 2007 to increase the maximum credit limit to € 60,000 (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at 6.99% per year. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either the Company or Abengoa may elect not to make loans to the other. This arrangement had an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party.
     Under this reciprocal credit agreement, if any of the parties of the reciprocal credit agreement requests an advance that would cause the total amount owing by that party to exceed the established credit limit, the other party can decide to lend that amount, in its sole discretion. In this case, according to the terms of the reciprocal agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. During 2009, the credit limit was exceeded with the authorization of Abengoa and, thus, the reciprocal credit agreement was automatically modified.
     On December 1, 2002, Telvent Mexico also established a reciprocal credit agreement with Abengoa Mexico. Under this agreement Telvent Mexico and Abengoa Mexico may borrow funds or lend funds to each other up a maximum of U.S. $10,000. The agreement has been amended two times, the first time, on January 1, 2006, to increase the maximum of the credit limit to U.S. $25,000 and the last time, on June 1, 2007 to increase the maximum credit limit to U.S. $30,000. Borrowings under these credit arrangements bear interest at three-month LIBOR plus variable margin of 0% to 6.0%. These arrangements renew for annual one-year terms until terminated by either party.
     Both of the credit arrangements result in a total credit line for the Company of approximately € 80,825. As of December 31, 2009 the net credit line payable was € 51,740, with € 29,085 remaining available to the Company as of this date. The Company incurs no costs and receives no payments under these arrangements unless and until it borrows or loans funds hereunder.
     The average monthly balance of amounts (due to) or due from Abengoa affiliates was € (61,951) and € (55,200) in 2009 and 2008, respectively. At each year end, the creditor has the right to demand, or to give notice of its intention to demand repayment.
     Details of transactions with group companies and related parties for the years ended December 31, 2009, 2008 and 2007 is provided on the face of the consolidated statements of operations.
     Details of balances with group companies and related parties as of December 31, 2009 and 2008 are as follows:

	As of December 31,
Due from related parties	2009	2008
Trade receivables	€8,761	€1,228
Credit line receivable	1	17,094

	€8,762	€18,322

	As of December 31,
Due to related parties	2009	2008
Trade payables	€12,174	€16,823
Credit line payable	51,741	12,282

	€63,915	€29,105

25. Segments and Geographic Information
     The Company changed, effective November 1, 2008, its internal reporting structure, and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into Telvent’s Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.
•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors together with the provision of technology oriented to improve the use and management of water resources done by water utilities.
•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the U.S. and Canada.
•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of the Company’s customers’ current and future technology needs.

	Year Ended December 31, 2009
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€239,892	€244,430	€55,535	€173,715	€77,481	€791,053
Cost of revenues	(166,024)	(190,845)	(32,940)	(120,170)	(16,910)	(526,889)

Gross profit	€73,868	€53,585	€22,595	€53,545	€60,571	€264,164

Operating expenses						(186,904)
Other expenses, net						(39,096)

Income before income taxes						€38,164

	Year Ended December 31, 2008
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€198,364	€295,182	€46,951	€168,839	€15,277	€724,613
Cost of revenues	(144,326)	(236,050)	(34,677)	(120,040)	(3,548)	(538,641)

Gross profit	€54,038	€59,132	€12,274	€48,799	€11,729	€185,972

Operating expenses						(122,735)
Other expenses, net						(24,993)

Income before income taxes						€38,244

	Year Ended December 31, 2007
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€228,093	€246,794	€38,320	€111,110	€—	€624,317
Cost of revenues	(179,026)	(197,926)	(28,018)	(80,642)	—	(485,612)

Gross profit	€49,067	€48,868	€10,302	€30,468	€—	€138,705

Operating expenses						(97,297)
Other expenses, net						(11,583)

Income before income taxes						€29,825

     Approximately 79% of the joint ventures’ net revenues consolidated by the Company due to ASC 810-10 (pre-codification FIN 46-R) are included in the Company’s Transportation segment.
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

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Segment assets of the Company are as follows:

	As of December 31, 2009
	Energy	Transportation	Environment	Global	Agriculture	Total
				Services
Segment assets	€297,237	€296,790	€103,211	€159,302	€228,285	€1,084,825
Unallocated assets						23,805

Total assets						€1,108,630

	As of December 31, 2008
	Energy	Transportation	Environment	Global	Agriculture	Total
				Services
Segment assets	€254,998	€304,385	€97,759	€153,495	€221,666	€1,032,303
Unallocated assets						18,920

Total assets						€1,051,223

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the years ended December 31, 2009, 2008 and 2007, sales outside of Spain comprised 56.1%, 53.6% and 52% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	As of December 31,
	2009	2008	2007
Europe	€377,375	€369,593	€386,219
North America	248,310	133,142	110,647
Latin America	99,566	129,880	75,392
Asia-Pacific	23,972	27,496	25,083
Middle-East and Africa	41,830	64,502	26,976

	€791,053	€724,613	€624,317

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of December 31,
	2009	2008
Portugal	€5,034	€4,646
North America	20,951	15,999
Latin America	659	596
China	1,794	1,936
Other	194	229

	€28,632	€23,406

26. Subsequent Events
     Amendment on credit agreement with Unicaja
     On February 11, 2010, the Company signed an amendment to its credit agreement with Unicaja to extend the grace period under the agreement to November 10, 2010, therefore extending the term of the credit agreement to 25 years. As a result, borrowings under this credit arrangement bear interest from the date on which the amendment was signed at one-year Euribor plus a margin of 2.00%.
     Asset purchase agreement with Simosa IT, S.A.
     Effective January 1, 2010, Telvent Outsourcing sold to Simosa IT, S.A (a wholly-owned subsidiary of Abengoa, S.A.) certain of its assets used in providing IT services to Abengoa, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services. The sale of the assets also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L. The price of the transaction amounted to € 4,000 and has been based on, among other elements, a valuation report of a third-party expert.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
Amendment on reciprocal credit agreement with Abengoa
     On January 1, 2010, the Company signed an amendment to its credit agreement with Abengoa under which the credit limit was extended to € 135,000. Borrowings under this amended credit arrangement bear interest at 8.35% annual interest rate.
Deferred payments on DTN Holding Company, Inc. acquisition
     In January 2010 the Company paid U.S. $3,298 to certain stockholder employees of Telvent DTN in connection with the deferred payment described in Note 13.