Form 20-F
period 2010-12-31
TELVENT GIT S A
filed 2011-04-07
CIK 1257803

As filed with the Securities and Exchange Commission on April 7, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) F THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 000-50991

TELVENT GIT, S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

KINGDOM OF SPAIN
(Jurisdiction of incorporation of organization)

Valgrande, 6
28108, Alcobendas, Madrid, Spain
(Address of principal executive offices)
Lidia García
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
     Ordinary shares, € 3.00505 nominal value per share: 34,094,159 (as of December 31, 2010)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
References
Unless otherwise indicated,
(1)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;
(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;
(3)	“Abengoa Mexico” refers to Abengoa Mexico S.A. de C.V.;
(4)	All references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union;
(5)	“Almos” refers to our subsidiary Telvent Australia Pty. Ltd. (formerly Almos Systems, Pty Ltd.) (Australia) and our subsidiary Telvent Netherlands B.V (formerly Almos Systems B.V.) (Netherlands), which we acquired on July 5, 2005;
(6)	“Asia Pacific” includes Australia;
(7)	“Beijing Blue Shield” or “Telvent Blueshield” refers to our subsidiary Telvent-BBS High & New Tech. (Beijing) Co, Ltd., which we acquired on April 26, 2006;
(8)	“Convertible Notes”, the “Notes”, or “Senior Subordinated Convertible Notes” refers to the sale on April 19, 2010 of U.S. $200 million in aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due 2015;
(9)	“DTN” refers to DTN Holding Company, Inc., which we acquired on October 28, 2008;
(10)	“ICX” refers to our subsidiary ICX Sistemas S.A., which we acquired on May 21, 2004;
(11)	“Latin America” includes Mexico;
(12)	“Maexbic” refers to our subsidiary Maexbic, S.A., which we acquired on November 13, 2006;
(13)	“Matchmind” refers to our subsidiary Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., which we acquired effective October 1, 2007 and which have been merged into Telvent Global Services, S.A.;
(14)	“North America” refers to the United States and Canada;
(15)	“NLDC” refers to Northern Lakes Data Corp., from which we acquired certain assets on February 3, 2009;
(16)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;
(17)	“SEC” refers to the United States Securities and Exchange Commission;
(18)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;
(19)	“Telvent Brasil” refers to our subsidiary Telvent Brasil, S.A.;
(20)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;

(21)	“Telvent Caseta” or “Caseta” refers to our subsidiary Telvent Caseta, Inc. (formerly known as Caseta Technologies Inc.), which we acquired on April 27, 2007, and which was merged into Telvent Farradyne (now known as Telvent USA Corporation) on April 1, 2010;
(22)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd.;
(23)	“Telvent DMS” refers to Telvent DMS LLC Novi Sad, a joint venture formed in Serbia with the DMS Group LLC., on May 8, 2008;
(24)	“Telvent DTN” refers to Telvent DTN, Inc., which is the surviving legal entity that resulted from a corporate reorganization completed on October 26, 2009 under which the name DTN Holding Company, Inc., was changed to Telvent DTN, Inc., and all of the subsidiaries of DTN Holding Company, Inc. were merged into Telvent DTN, Inc.;
(25)	“Telvent Energía” refers to our subsidiary Telvent Energía, S.A.;
(26)	“Telvent Export” refers to our subsidiary Telvent Export, S.L.;
(27)	“Telvent Farradyne” or “Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006 (now known as Telvent USA Corporation as a result of the merger of Telvent U.S.A, Telvent Traffic, Telvent Caseta and Telvent Miner & Miner into Telvent Farradyne and the change of the name of Telvent Farradyne Inc. to Telvent USA Corporation effective July 1, 2010);
(28)	“Telvent Global Services” refers to Telvent Global Services, S.A., entity resulting from the merger effective July 1, 2010, of Telvent Outsourcing, S.A., Telvent Housing, S.A., Telvent Interactiva, S.A., GD 21, S.L., Galian 2020 S. L., Matchmind Holding, S.L., Matchmind, S.L. and Matchmind Ingeniería de Software, S.L.);
(29)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A. (now known as Telvent Global Services, S.A., as a result of the merger of Telvent Outsourcing, S.A., Telvent Housing, S.A., Telvent Interactiva, S.A., GD 21, S.L., Galian 2020 S. L., Matchmind Holding, S.L., Matchmind, S.L. and Matchmind Ingeniería de Software, S.L.);
(30)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;
(31)	“Telvent Miner & Miner” refers to our subsidiary Telvent Miner & Miner Inc. in which we acquired a 70% interest on December, 10, 2004 and the remaining 30% on February 22, 2006 (now known as Telvent USA Corporation, as a result of the merger of Telvent Miner & Miner, Inc. into Telvent Farradyne Inc. and the change of the name of Telvent Farradyne Inc., to Telvent USA Corporation effective July 1, 2010);
(32)	“Telvent North America” refers collectively to our subsidiaries Telvent Canada, Telvent USA, Telvent Miner & Miner and Telvent Farradyne);
(33)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A. (now known as Telvent Global Services, S.A., as a result of the merger of Telvent Outsourcing, S.A., Telvent Housing, S.A., Telvent Interactiva, S.A., GD 21, S.L., Galian 2020 S. L., Matchmind Holding, S.L., Matchmind, S.L. and Matchmind Ingeniería de Software, S.L.);
(34)	“Telvent Portugal” refers to our subsidiary Telvent Portugal, S.L.;
(35)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America Inc. (now known as Telvent USA Corporation, as a result of the merger of Telvent Traffic North America Inc. into Telvent Farradyne and the change of the name of Telvent Farradyne Inc. to Telvent USA Corporation effective July 1, 2010);
(36)	“Telvent Tráfico” refers to our subsidiary Telvent Tráfico y Transporte, S.A.;
(37)	“Telvent USA” refers to our subsidiary Telvent USA, Inc. (now known as Telvent USA Corporation, as a result of the merger of Telvent U.S.A., Inc. into Telvent Farradyne and the change of the name of Telvent Farradyne Inc. to Telvent USA Corporation effective July 1, 2010);
(38)	“Telvent USA Corporation” refers to our subsidiary Telvent USA Corporation, a Maryland corporation, the result of the merger of Telvent U.S.A., Inc., Telvent Traffic North America, Inc., Telvent Farradyne Inc., Telvent Caseta Inc. and Telvent Miner & Miner, Inc.;

(39)	the terms “we”, “us”, “our Company”, “the Company” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires;
(40)	“WBU-Xwave” refers to the western business unit of Xwave Solutions Inc., which we acquired on July 31, 2004; and
(41)	“U.S. GAAP” is the abbreviation for United States Generally Accepted Accounting Principles;
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
Cautionary Statement Regarding Forward-Looking Statements
     Many statements in this Form 20-F contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;
•	the levels of growth we anticipate in our targeted geographies;
•	our future business development, results of operations and financial condition;
•	the success of our research and development activities;
•	our ability to grow based upon our relationship with our largest shareholder Abengoa;
•	Abengoa’s future activities with respect to us;
•	our ability to continue to control costs and maintain the quality of our services and solutions;
•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;
•	our ability to provide integrated IT solutions;
•	our ability to sell additional services and solutions to our existing customer base;
•	our expectations regarding information technology expenditures by our customers;
•	our ability to increase our margins through increased sales of higher value-added advanced applications;
•	our ability to identify, acquire and integrate complementary businesses;
•	the trend of our customers to outsource more of their mission-critical activities;
•	our expectations regarding the payment of dividends and our future effective tax rate;
•	our ability to retain senior management and other highly-skilled personnel;
•	our ability to increase revenues and operating margins by shifting our services and solutions mix;

•	the importance of our alliances, joint ventures and investments; and
•	the expectations regarding general economic conditions.
     We operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all possible risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
     The selected consolidated statement of operations data for fiscal years 2010, 2009, 2008, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2010, 2009, 2008, 2007 and 2006 are derived from our audited consolidated financial statements and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes that were prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below in conjunction with the “Operating and Financial Review and Prospects” section included elsewhere in this Annual Report.

	Year Ended December 31,
	2010(1) (2)	2010(2)	2009	2008(2)	2007(2)	2006(2)
	(In thousands, except per share data)
Consolidated Statement of Operations:
Revenues	$960,485	€723,856	€791,053	€724,613	€624,317	€503,844
Cost of revenues	609,561	459,387	526,029	538,632	485,612	393,219

Gross profit	350,924	264,469	265,024	185,981	138,705	110,625

General and administrative	159,532	120,229	118,443	67,439	53,900	39,850
Sales and marketing	31,653	23,855	25,261	21,677	13,668	13,730
Research and development	13,767	10,375	14,079	19,067	19,106	16,465
Depreciation and amortization	46,993	35,416	29,981	14,561	10,623	9,562
Other allowances	23,931	18,035	—	—	—	—

Total operating expenses	275,876	207,910	187,764	122,744	97,297	79,607

Income (loss) from operations	75,048	56,559	77,260	63,237	41,408	31,018
Financial income (expense), net	(29,632)	(22,332)	(37,897)	(23,344)	(9,882)	(6,643)
Income from companies carried under the equity method	5,277	3,977	(71)	270	324	—
Other income (expense), net	—	—	(1,128)	(1,919)	(2,025)	(387)

Total other income (expense)	(24,355)	(18,355)	(39,096)	(24,993)	(11,583)	(7,030)

Income before income taxes	50,693	38,204	38,164	38,244	29,825	23,988
Income tax expense (benefit)	(11,609)	(8,749)	(1,087)	6,890	4,680	2,080

Net income	62,302	46,953	39,251	31,354	25,145	21,908
Loss/(profit) attributable to non-controlling interests	(771)	(581)	(175)	(1,144)	(268)	(70)

Net income attributable to the parent company	$61,531	€46,372	€39,076	€30,210	€24,877	€21,838

Add back
Convertible debt interest expense, net of tax (*)	10,258	7,731	—	—	—	—
Change in fair value of embedded call option, net of tax (*)	(17,962)	(13,537)	—	—	—	—

Adjusted net income attributable to the parent company for diluted EPS	$53,827	€40,566	€39,076	€30,210	€24,877	€21,838

(*) Add back amounts include exchange rate differences.

Dividends per share (3)	$—	€—	€0.36	€0.34	€0.30	€—
Basic net income per share attributable to the parent company (4)	$1.83	€1.38	€1.15	€1.00	€0.85	€0.75
Diluted net income per share attributable to the parent company (5)	$1.41	€1.06	€1.15	€1.00	€0.85	€0.75
Weighted average number of shares outstanding, basic (4)	33,723,197	33,723,197	33,985,411	30,096,995	29,247,100	29,247,100
Weighted average number of shares outstanding, diluted (5)	38,198,437	38,198,437	34,094,159	30,096,995	29,247,100	29,247,100

	As of December 31,
	2010(1)	2010	2009	2008	2007	2006
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$93,361	€70,360	€92,893	€67,723	€73,755	€69,232
Restricted cash(6)	—	—	—	18,085	8,590	8,045
Total assets	1,661,681	1,252,303	1,139,851	1,051,223	673,519	555,631
Net related-party credit line receivable (payable) balance(7)	(28,949)	(21,817)	(51,741)	4,812	22,240	18,377
Short-term debt	63,982	48,219	97,335	56,728	63,998	32,295
Redeemable non-controlling interest (8)	—	—	—	20,020	19,967	—
Common Stock	135,948	102,455	102,455	102,455	87,889	87,889
Long-term debt(9)	292,255	220,254	188,823	221,027	15,718	16,702
Total equity (8)	467,877	352,609	279,984	252,597	174,042	177,515

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the December 30, 2010 noon buying rate of U.S. $1.3269 to € 1.00.

(2)	Financial results for the year ended December 31, 2006 include approximately eight, six and two months of results of operations of Beijing Blue Shield, Farradyne and Maexbic, respectively. Financial results for the year ended December 31, 2007 include eight and three months of results of operations of Telvent Caseta and Matchmind, respectively. Financial results for the year ended December 31, 2008 include two months of results of operations of Telvent DTN. Financial results for the year ended December 31, 2010 do not include the results of operations of the assets used in providing IT services to Abengoa and its other business groups, that were included in the previous years’ financial results and that were sold to Simosa IT, S.A., a wholly-owned subsidiary of Abengoa, effective January 1, 2010.

(3)	Prior to our initial public offering, as a subsidiary of Abengoa, we distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. On May 12, 2009 we paid a dividend on our ordinary shares in the amount of € 0.36 per share to our shareholders of record on April 28, 2009, on June 24, 2008, we paid a dividend on our ordinary shares in the amount of € 0.34 per share to our shareholders of record on June 10, 2008 and on June 20, 2007 we paid a dividend on our ordinary shares in the amount of € 0.30 per share to our shareholders of record on June 8, 2007.

(4)	For purposes of the basic earnings per share (“EPS”) calculation, we used a weighted average number of shares outstanding of 29,247,100 for the years ended December 31, 2007 and 2006, 30,096,995 for the year ended December 31, 2008, 33,985,411 for the year ended December 31, 2009 and 33,723,197 for the year ended December 31, 2010. As explained in Note 25 to our Consolidated Financial Statements, on September 15, 2009, we acquired 370,962 of our ordinary shares in connection with the amendment of our Extraordinary Variable Compensation Plan. These shares are held as treasury shares and are treated as issued but not outstanding. For purposes of the basic earnings per share in 2010 and 2009, we did not take these shares into consideration. The increase in the weighted average number of shares outstanding for purposes of basic earnings per share in 2008 and 2009 was due to our 4,847,059 ordinary shares capital increase in connection with the private placement offering of our ordinary shares which occurred in 2008.

(5)	For purposes of the diluted earnings per share (“EPS”) calculation, we used a weighted average number of shares outstanding identical to the number of shares used for purpose of the calculation of basic net income per share for the years 2008, 2007 and 2006, and of 38,198,437 and 34,094,159 in 2010 and 2009, respectively. These amounts include the 370,962 own ordinary shares acquired in connection with the amendment of our Extraordinary Variable Compensation Plan mentioned above. In addition, in 2010 we issued our Convertible Notes (see Note 21 to our Consolidated Financial Statements) and as a result, diluted net income attributable to the parent company per share was computed by the application of the if-converted method. Under this method, the convertible debt is assumed to have been converted at the beginning of the period or at the time of issuance, if later, and the resulting shares are included in the denominator. Interest charges applicable to the convertible debt, net of taxes, are added back to the numerator. Similarly, the earnings effect of the change in fair value of the liability component of the convertible debt, net of tax, has been added back to the numerator. The effect of this computation in the twelve-month period ended December 31, 2010, is not anti-dilutive, so conversion is assumed.

(6)	At December 31, 2008, 2007 and 2006, there were deposits amounting to € 18,085, € 8,590 and € 8,045 respectively, which constituted a counter-guarantee of certain obligations we assumed during the normal course of business. These deposits are restricted for use until the cash is received by the third-party which thereby releases our obligation.

(7)	Net related-party credit line receivable (payable) balance consists of the net amount of our loans to Abengoa and our borrowings from Abengoa. See “Item 7.B. Related-Party Transactions” and Note 27 “Related Party Transactions” to our consolidated financial statements.

(8)	We retrospectively adopted Emerging Issues Task Force Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”), in conjunction with its adoption of ASC 810-10. This standard is applicable for all non-controlling interests where we are subject to a put option under which it may be required to repurchase an interest in a consolidated subsidiary from the non-controlling interest holder. We were subject to a redeemable put option for the purchase of the remaining 42% of Matchmind in 2007 and 2008. The redemption value of the put (including dividends payable) was € 20.0 million for the years ended December 31, 2007 and 2008 respectively, and is reflected in the consolidated balance sheets as “Redeemable non-controlling interest”. The amount includes any portion of the applicable dividend payable. In addition, the retrospective impact to Stockholder’s Equity of applying EITF D-98 was a reduction to opening “Additional Paid in Capital” of € 16.1 million and € 16.5. million for the years ended December 31, 2007 and December 31, 2008 respectively. As of December 31, 2009, the Matchmind purchase agreement has been fully performed and thus, no balance remains in “Redeemable non-controlling interest” in our consolidated balance sheets as of this date.

(9)	Long-term debt consists of long-term debt plus the current portion of long-term debt as presented in our consolidated balance sheets.

Exchange Rate Information
     We report our results of operations in Euros. The following table provides, for the periods and dates indicated, information concerning the noon buying rate for the Euro as certified by the Federal Reserve Bank. Average figures reflect the average of the noon buying rates on the last day of each month during the relevant period.

	U.S. Dollars per Euro		Euros per U.S. Dollar
	Rate at		Rate at
Year Ended December 31,	Period End	Average	Period End	Average
2006	$1.3197	$1.2563	€0.7577	€0.7960
2007	1.4607	1.3705	0.6846	0.7297
2008	1.3919	1.4726	0.7184	0.6826
2009	1.4332	1.3946	0.6977	0.7192
2010	1.3269	1.3261	0.7536	0.7541
     For the six full months preceding the date of this annual report, the high and low exchange rates were as follows:

	U.S. Dollars per Euro		Euros per U.S. Dollar
Month	High	Low	High	Low
September 2010	$1.3638	$1.2708	€0.7869	€0.7332
October 2010	1.4066	1.3688	0.7306	0,7109
November 2010	1.4205	1.3243	0.7551	0.7040
December 2010	1.3395	1.3089	0.7640	0.7465
January 2011	1.3715	1.2944	0.7726	0.7291
February 2011	1.3794	1.3474	0.7422	0.7250
     On March 25, 2011, the most recent practicable date for this purpose, the exchange rate for the conversion of U.S. Dollars into Euros was U.S. $1.4144 and the exchange rate for the conversion of Euros into U.S. Dollars was €  0.7070.
     Unless otherwise noted or the context otherwise requires, all convenience translations from Euros to U.S. Dollars and from U.S. Dollars to Euros in this annual report were made at a rate of U.S. $1.3269 to €  1.00 and U.S. $1.00 to €  0.7536, respectively, both calculated using the noon buying rate in effect as of December 30, 2010. We make no representation that any Euro or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.
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
     Demand for information technology services is dependent on customers’ operations, budgets and overall financial condition. Therefore, demand for our services is highly sensitive to changes in general economic conditions, including availability of credit to us, and consolidation among our target customers in our core sectors. In particular, we are sensitive to economic conditions in our Energy and Transportation segments, which constituted 61.0% of our 2010 revenues. Generalized or localized downturns or inflationary pressures in our key geographical areas could also have an adverse effect on our business and financial condition. This is particularly true in Europe, where, in 2010, 39.8% of our revenues were generated, and in North America where, in 2010, 36.2% of our revenues were generated. As much of our business activity is highly concentrated in Spain (with 35.3% of our 2010 revenues generated there), our business and financial condition also is largely dependent upon the general economic conditions in Spain. Spain has recently experienced negative economic conditions, including high unemployment and government debt which we believe could adversely affect our operations in the near future. In addition, if worldwide adverse economic conditions continue or worsen, our expected growth will be adversely affected and revenues could decline.
Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.
     Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the United States and elsewhere around the world. The global capital markets experienced unprecedented disruptions during 2007 and 2008, and while they improved in 2009 and 2010, that improvement has not been uniform. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the United States mortgage market and a declining real estate market in the United States have contributed to increased volatility and diminished expectations for the economy and the global capital markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and have led to a recession which is only now beginning to show signs of abating. The economic instability and uncertainty are affecting the willingness of companies to make capital spending and investment in our information technology services and solutions, therefore, these events and the continuing market upheavals may have an adverse effect on our revenues. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility. Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business.
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
     As discussed below under “Risks Relating to Being Part of the Abengoa Group,” our credit arrangements with Abengoa are one of our primary sources of borrowed capital for our working capital or other needs. Under the credit facility agreement dated March 31, 2010 between Abengoa and the Company (described in Item 7B “Related Party Transactions), Abengoa does not have discretion to decide not to advance funds requested by the Company in accordance with the terms of the credit facility agreement. However, under the credit agreement between Abengoa Mexico and Telvent Mexico and the credit agreement between Abengoa Mexico and Telvent Energía, Abengoa may, at its option, elect not to lend us funds. In addition, Abengoa currently provides us with credit support in connection with some of our performance bonds and some of our lending arrangements and also periodically guarantees our lines of credit and our trade letters of credit with respect to some of our projects. Any refusal or inability of Abengoa to provide us with funding under the credit arrangement or to provide us with guarantees or credit support, because of financial constraints on Abengoa or otherwise, could significantly curtail our ability to access capital and bonding facilities and could have a material adverse effect on us. As discussed below under “Risks Relating to the Public Market for Our Shares — A decision by Abengoa, our current largest individual shareholder, regarding the disposition of the balance of its holdings in our shares, could adversely affect our operations and the price of and market for our shares.” Abengoa currently holds, indirectly, 40% of our outstanding shares. If we were to cease to be a member of the Abengoa Group, we cannot assure you that we would be able to replace the credit arrangements we currently have in place with Abengoa with other arrangements on terms equally favorable to us, if at all and our failure to be able to do so could have a material adverse effect on our operations.
Our ability to obtain new credit facilities for working capital, capital expenditures, acquisitions, factoring, bonds and bank guarantees for our projects and other needs depends on many factors beyond our control.
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
     The agreements governing indebtedness and other financial obligations applicable to us and certain of our subsidiaries contain various negative and affirmative covenants, including the requirement to maintain certain specified financial ratios. These covenants reduce our operating flexibility as they limit our and certain of our subsidiaries’ ability to, among other things: incur additional indebtedness; create or incur liens; sell assets; make restricted payments, loans and investments; make capital expenditures; liquidate or dissolve the applicable companies; enter into any spin-off, transformation, merger, or acquisition, subject to certain exceptions set forth in the applicable agreements; and change the nature or scope of the lines of business. If we or any of our applicable subsidiaries violate any of these covenants or requirements, a default may result and the ability of our subsidiaries to make distributions to us would be limited. As discussed below under “Risks Relating to the Public Market for Our Shares — A decision by Abengoa, our current largest shareholder, regarding the disposition of the balance of its holdings in our shares, could adversely affect our operations and the price of and market for our shares,” Abengoa currently holds, indirectly, 40% of our outstanding shares. We cannot assure you that, if we were to cease to be a member of the Abengoa Group, we would be able to replace these agreements on terms as favorable to us, if at all, and our failure to be able to do so could have a material adverse effect on our operations.
We may not be able to implement appropriate hedging strategies to protect against future movements in currency rates between the Euro and the U.S. Dollar and other currencies, which may adversely affect our results of operations.
     We are exposed to foreign exchange risk arising from various currency exposures. In 2010, approximately 48.4% of our revenues were recorded in Euros, approximately 34.0% of our revenues were recorded in U.S. Dollars and the remainder was recorded in other currencies. If we fail adequately to hedge any of our foreign currency risk, we could be exposed to adverse foreign exchange rate changes, which could have a material adverse effect on our results of operations and financial condition.
Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.
     In certain market sectors, we depend on alliances and value-added reseller relationships to generate sales and manage existing projects. We have an agreement with Echelon for the smart metering management market. We also have an agreement with Larson & Tubro in India in the Energy segment. In the United States and Canada, we have alliances or reseller agreements with the Environmental Systems Research Institute for geographic information systems, OSISoft for data warehousing solutions, Symantec for security-related solutions, Sybase for database and other software, and Microsoft and Open Access Technology International, Inc. (OATI) for software solutions. In the Transportation segment we have agreements with IBM, Peek Traffic Limited and IVU Traffic Technologies. These agreements are for short terms (often renewable one-year terms) and are terminable by either party upon notice. If these relationships are not successful or if the agreements are not renewed under favorable terms, our business and growth in those countries could be negatively affected.
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
We have significant international operations that could be adversely affected by insurrections, war, political disruptions, civil disturbances, economic legal and trade sanctions or changes in trade policies.
     We have operations in certain geographical areas, including parts of the Middle East, Africa, Latin America, the Asia Pacific region and the former Soviet Union, that are subject to risks of insurrections, war, political disruptions, civil disturbances, economic legal and trade sanctions or changes in trade policies (such as restrictions on the export or re-export of U.S. origin products to countries that the U.S. government may deem to sponsor terrorism) and changes in trade policies. Our operations may be restricted or prohibited in any country in which the foregoing risks occur.
     In particular, the occurrence of any of these risks could result in the following events, which in turn, could have a material adverse effect on our results of operations:
•	restriction of the movement and exchange of funds;
•	inability to collect accounts receivable;
•	forfeiture of performance bonds; and
•	loss of property or equipment that are critical to the completion of projects in the affected area and difficulty in staffing and managing our operations in that area, which could reduce our revenues and net earnings.
     In addition, despite our high ethical standards and policies and our compliance procedures aimed at preventing and detecting unlawful conduct, given the scope of our international operations, we may not be able to prevent all potential unlawful conduct or corrupt practices by foreign employees or international partners.
     In early 2011, our operations in Libya were disrupted by the ongoing political uprising. Work on our Water SCADA and efficiency applications project in Libya for the Great Man-Made River Authority was suspended and we evacuated all of our non-Libyan employees and their families. Our operations in Libya have not resumed. At December 31, 2010, we had cash, accounts receivable and prepaid expenses of approximately U.S. $21.2 million in Libya. We currently have outstanding approximately U.S. $8.3 million of bid, performance and advance payment bank guarantees related to our operation in Libya. We could suffer material losses with respect to these assets.
     If political violence were to curtail our activities in other countries in the region from which we derive business, and particularly if political activities were to result in prolonged violence or civil war, these political activities could have a material adverse effect on our business in the region.
We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of any of these individuals, our business may be adversely affected.
     Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly Ignacio González Domínguez, Larry Stack, Manuel Losada Friend, David Jardine, José Montoya Pérez, Alfredo Escribá Gallego, José Ignacio del Barrio Gómez, Cristóbal Ramos Carranza, Luis Rancé, Marcio Leonardo, Carlos Dai Yue, Javier Garoz Neira, Thomas Dilworth, Manuel Fernández Maza, Carmen Rodríguez, Lidia García Páez, Aránzazu Caja Chocarro, John Leiferman, Ronald Sznaider and Javier de la Cuerda and the success of our expansion efforts depends on significant management attention to integration and coordination. Any loss of services of any of our senior management may negatively affect our business.
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
     In addition, our competitors may develop services and solutions that are better than ours, that are more appealing to customers or that achieve greater market acceptance. We compete with large engineering and industrial firms and small sector-driven specialized firms on a geographic and customer basis, including General Electric, Honeywell, Affiliated Computer Services Inc., Indra Sistemas, S.A., SICE (Sociedad Ibérica de Construcciones Eléctricas, S.A.), Transcore Inc. (a subsidiary of Roper Industries), Delcan Technologies, Siemens, ABB, Areva, Invensys, Toptech (refined fuels) and Schneider. Many of our competitors are larger than we are and have greater financial and marketing resources than we do. Many of our competitors have longer operating histories and greater name recognition than we do. Also, some of our competitors have established offshore operations in countries such as India and China in order to reduce the costs of research and development and engineering services for their projects. These advantages may allow our competitors to respond more quickly to new or emerging technologies, changes in customer requirements or acquisition opportunities than we can and also reduce their costs. It is also possible that new competitors may emerge and acquire significant market share. In addition, we often face significant competition from engineering, procurement and construction (EPC) companies that also provide solutions similar to ours. To the extent these EPC companies build an infrastructure project, they have an advantage relative to us in competing for the value-added information technology services and solutions accompanying the infrastructure project.
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
     Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. While we currently hold or have pending a large number of registered trademarks and solution names that we believe reduce the risk of third-party infringement, we currently hold few material patents or registered copyrights, and we rely primarily on a combination of trade secret, copyright and other intellectual property laws, nondisclosure and other contractual agreements, and technical measures to protect our rights in our proprietary technology. These measures may not be sufficient to protect our proprietary technology from third-party infringement and could subject us to increased competition or cause us to lose market share. In addition, these measures may not protect us from the claims of employees and other third parties. We also face risks to the protection of our proprietary technology because our solutions are sold in markets such as the Asia-Pacific region and Latin America that provide less protection for intellectual property than is provided under U.S. or Spanish laws. Unauthorized use of our intellectual property could weaken our competitive position, reduce the value of our services, solutions and brand, and harm our operating results.
Labor and employment laws in Spain and other geographic areas in which we operate may make it difficult for us to reduce our workforce if we deem it advisable.
     Approximately 55% of our workforce is located in Spain. With our acquisition of Matchmind in 2007, the number of our employees located in Spain increased significantly. Spanish law places significant limitations on and imposes a number of procedural requirements for an employer’s ability to reduce its workforce through layoffs or otherwise. These provisions of Spanish law could make it more difficult, expensive and time-consuming for us to reduce our workforce at a time when we consider it in our best interest to do so. In addition, approximately 10% of our workforce is located in Latin America and approximately 6% of our workforce is located in Canada, where labor and employment laws regarding workforce reductions are more restrictive than is typical in the United States. Approximately 21% of our workforce is located in the United States.
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
     In 2004 and prior years, under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa to purchase our shares. In addition, in 2006, members of our senior management participated in a stock purchase plan involving Abengoa’s shares. In the future, we may adopt an equity-based compensation plan that may be dilutive to current shareholders’ ownership interest in our shares or may adversely affect the prevailing market prices for our shares. Our board of directors and our shareholders have approved an amendment to our Extraordinary Variable Compensation Plan to permit the plan’s participants to elect to receive certain of their awards in the form of our ordinary shares, rather than in cash. Cash awards were converted into the number of our shares determined by dividing the amount of the cash award by $18.50. An aggregate of 370,962 of our shares were made available for award under the plan. On September 15, 2009, we purchased those 370,962 shares from Telvent Corporation, S.L. at a purchase price of $18.50 per share. Until the shares are issued pursuant to the plan, under Spanish law they will be treated, and will count for purposes of determining a quorum for matters presented for a vote of shareholders, as issued but not outstanding.
Our future results could be adversely affected by an impairment of the value of certain intangible assets.
     The assets listed in our consolidated balance sheets as of December 31, 2010, include, among other things, goodwill valued at approximately €  256.9 million and other intangible assets valued at approximately €  201.8 million. The applicable accounting standards require that goodwill is not amortized, but rather is subject to impairment testing annually, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset. If our goodwill was deemed to be impaired in whole or in part due to our failure to achieve our goals, we could be required to reduce or write off such assets, which could have a material adverse effect on our operating results.
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
     Abengoa currently owns, indirectly, 40% voting interest in our outstanding shares and has significant influence over all matters submitted for shareholder vote, as well as the ability to call an extraordinary meeting of shareholders (which, under Spanish law, a holder of 5% or more of issued shares can do). At any such meeting, or at our ordinary general meeting of shareholders, as a result of Abengoa’s current ownership of our shares, Abengoa has “de facto” control over:
•	election of our directors;
•	any decision to effect certain amendments to our bylaws and other organizational documents;
•	our decisions regarding debt incurrence, stock issuance (including the abolition of preemptive rights for specific stock issuances) and the declaration and payments of dividends;
•	any decision to approve or reject any merger, consolidation or sale of substantially all of our assets; and
•	any decision to increase our capital.
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

     Our contracts with Abengoa were negotiated between parties under common control. It is possible that we may have been able to obtain better terms from third parties, and that the terms we received under the contracts with Abengoa may increase our expenses and reduce our net income compared to the terms of contracts we might have obtained from third parties. The most important of these contracts are our credit arrangements and service agreements with Abengoa. Our credit arrangements with Abengoa are an important source of borrowings. In addition, we recognized revenues in 2010 of €  31.5 million from services that we and our subsidiaries provided to Abengoa; and we recognized expenses in 2010 of €  31.5 million related to services, supplies and leased facilities provided by Abengoa to us (including the provision of communications, IT and related services by Simosa IT S.A.) and €  8.0 million of interest expenses related to our credit agreements with Abengoa. We have not attempted to negotiate similar arrangements with unaffiliated parties and do not know whether third parties would enter into such arrangements with us on more or less favorable terms, if at all. Consequently, if these existing agreements were terminated for any reason, we cannot be certain that we would be able to enter into equally-favorable arrangements with third parties, if at all. Our inability to replace these arrangements on equally-favorable terms could reduce our net income, limit our available borrowings and adversely affect our ability to achieve our growth objectives.
     Effective January 1, 2010, we sold to Simosa IT S.A. (an Abengoa subsidiary) the part of the business of Telvent Outsourcing S.A. (merged into Telvent Global Services effective July 1, 2010) that used to provide IT and related services to Abengoa and its subsidiaries.
Abengoa is not required to provide any security for the funds we lend to it under our credit arrangements and any such loans will be treated as subordinated debt under Spanish law, which may limit our ability to be repaid and impair our financial condition in the event of Abengoa’s insolvency or bankruptcy.
     Under our bilateral credit arrangements between Telvent Mexico and Abengoa Mexico and between Telvent Energía and Abengoa Mexico, we may lend up to U.S. $40.0 million at any one time to Abengoa for a period not to exceed one year. These arrangements are unsecured and may provide Abengoa Mexico with funds on a more favorable basis than otherwise available to it from non-affiliated third parties. We may not be repaid or receive the interest we have earned on those funds. Abengoa has significant other indebtedness currently outstanding, some or all of which may be secured or otherwise senior to us upon Abengoa’s insolvency or bankruptcy, which would also make it more difficult for us to be repaid upon any insolvency or bankruptcy. According to Spanish insolvency law, any loan between an insolvent or bankrupt company that forms part of a group and any of its affiliated companies will be considered to be a subordinated loan for the purposes of the bankruptcy or insolvency proceedings. As a result of that subordination, payment of that affiliate loan shall be subject to the prior payment by the insolvent or bankrupt company of its other indebtedness and trade payables that are not expressly subordinated by law. Accordingly, under Spanish law, any money we loan to Abengoa may be considered to be subordinated debt of Abengoa in the event of Abengoa’s insolvency or bankruptcy.
Risks Relating To Our Organization Under Spanish Law
We are a Spanish corporation and it may be difficult to enforce judgments against us in U.S. domestic courts.
     We are a corporation organized under the laws of the Kingdom of Spain. In addition, most of the members of our board of directors and most of our senior management are residents of, and most of their assets are located in, jurisdictions outside of the United States. As a result, even though we have appointed CT Corporation System as our agent for service of process, investors may not be able to affect service of process within the United States upon us or these persons regarding matters arising under the U.S. securities laws, or to enforce judgments of U.S. courts based upon these laws.
     Our counsel has advised us that it is doubtful that a lawsuit based upon U.S. securities laws could be brought in an original action in Spain. Our counsel has also advised us that the courts of Madrid, Spain have exclusive jurisdiction for challenging corporate resolutions, while the general rules of jurisdiction and international treaties will apply to any other claims by shareholders against us.
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
Risks Relating to the Public Market for Our Shares
As a result of Abengoa’s sale of our shares in 2009, we could lose our foreign private issuer exemption in the future.
     As a result of the fact that as of November 2, 2009, Abengoa reduced the percentage of our ordinary shares owned directly or indirectly by Abengoa to 40%, we could cease to be eligible to report as a “foreign private issuer” for purposes of the U.S. securities laws if in the future more than 50% of our ordinary shares become owned by residents of the United States. If we cease to be eligible to report as a foreign private issuer, we would be subject to substantial additional disclosure, reporting, and governance requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the listing rules of The NASDAQ Global Select Market (the “NASDAQ Rules”), which would result in additional expense and the diversion of senior management attention from our business strategy.
     As a foreign private issuer, we are generally exempt from certain reporting requirements of the Exchange Act, as well as the provisions of the Exchange Act and the NASDAQ Rules governing the solicitation of proxies and the provision of proxy statements and other materials to shareholders prior to shareholder meetings. If we ceased to qualify as a foreign private issuer, we would be subject to the substantially more extensive proxy disclosure requirements imposed by the Exchange Act and the NASDAQ Rules, and would be required to file annual, quarterly, and periodic reports on Forms 10-K, 10-Q, and 8-K within the time periods required by the Exchange Act, which are significantly shorter than the time periods required of foreign private issuers for the less-extensive periodic reporting required of them. We would also be subject to Regulation FD of the Exchange Act, regulating the selective disclosure of non-public information, and our directors, executive officers and affiliates would be subject to the disclosure and other requirements of Section 16 of the Exchange Act in respect of their ownership of and transactions in our shares. The NASDAQ Rules also provide an exemption to foreign private issuers who follow their home country laws from the requirement that shareholders be given the opportunity to vote on equity compensation plans and material revisions thereto; should we fail to qualify as a foreign private issuer, we would be required to submit any equity compensation plans to a vote of our shareholders. Compliance with the foregoing additional disclosure and compliance requirements would involve substantial initial and on-going expense, and implementing our compliance with these requirements would require substantial senior management time and attention that otherwise would be spent implementing our business strategy.
Our shares may be affected by volume fluctuations, may fluctuate significantly in price and our liquidity may be affected by our current largest shareholder.
     Our shares are currently traded on The NASDAQ Global Select Market. The average daily trading volume of our shares during 2009 and 2010 was 75,483 and 171,881 shares. The high and low closing price for our shares for the fiscal year ended December 31, 2009 was U.S. $38.98 and U.S. $9.97, respectively, and for the fiscal year ended December 31, 2010 was U.S. $40.63 and U.S. $16.70, respectively. Our shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our shares without regard to our operating performance. The price of our shares may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, developments in patents and other proprietary rights and general market and economic conditions.
     Abengoa and our senior management currently own approximately 41.44% of our outstanding shares. Consequently, a significant portion of our shares may not be traded frequently, if at all. In addition to the recent continuing stress and volatility in the global capital markets generally, the public equity markets for the securities of information technology companies have from time to time experienced significant price and volume fluctuations that have affected the market prices of the securities of information technology companies, and which may be unrelated to operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a material decline in the prevailing market prices of our shares, and could prevent our shareholders from recouping their investments in our shares or selling their shares at a profit.
Future sales by our shareholders of a substantial number of our shares in the public market or Conversion of our Convertible Notes into ordinary shares could adversely affect the price of our shares.
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
     In addition, on April 19, 2010, we settled the sale of $200 million in aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due 2015 (the “Convertible Notes”). Under certain circumstances, the Convertible Notes will be convertible into cash, our ordinary shares or a combination of cash and our ordinary shares, at our election. Any conversion of the Convertible Notes into our ordinary shares could materially impact the market price of our ordinary shares.
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
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
     We were incorporated in the Kingdom of Spain as Telvent Desarrollos, S.A. on April 4, 2000, pursuant to the Spanish Corporation Law of 1989, as amended. At a general shareholders’ meeting held on January 19, 2001, we changed our name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, we changed our name to Telvent GIT, S.A., which remains our legal and commercial name. Our registered office is located at Valgrande, 6, 28108 Alcobendas, Madrid, Spain and we can be contacted at (34) 902 335 599 or fax (34) 917 147 001. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
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
     The principal events in our history have been:

•	1963: Incorporation of Sainco.
•	1974: Entry into Traffic business market.
•	1978: Entry into Environment business market.
•	1986: Entry into Transport business market.
•	1988: Start of our international expansion to Latin America with completion of Energy projects in Mexico.
•	1990: Award of first Traffic business projects in China.
•	1996: Start of our operations in Brazil.
•	2001: Initial sale by Abengoa of our ordinary shares to management.
•	2001: Disposition to Abengoa of Abentel Telecomunicaciones, S.A.
•	2002: Acquisition from Abengoa of Telvent Factory Holding AG, Telvent Housing, S.A. and Telvent Portugal S.A.
•	2002: Entry into the public administration and healthcare business market.
•	2003: Acquisitions of Telvent Canada and Telvent USA from Metso Corporation.
•	2003: Adoption of the Telvent brand name throughout our business operations.
•	2004: Acquisitions of ICX, WBU-Xwave and a majority (70%) interest in Telvent Miner & Miner.
•	2004: IPO and listing of our ordinary shares on The NASDAQ National Market.
•	2005: Acquisition of Almos. Start of our operations in Australia and the Netherlands.
•	2006: Acquisition of the remaining 30% of the shares of Telvent Miner & Miner not acquired by Telvent in 2004.
•	2006: Acquisition of a majority (80%) interest in Telvent Blueshield in China.
•	2006: Acquisition of the Farradyne traffic business in North America.
•	2006: Acquisition of Maexbic, a supplier of public transportation ticketing technology in Spain.
•	2007: Telvent shares upgraded to The NASDAQ Global Select Market.
•	2007: Acquisition of Caseta.
•	2007: Acquisition of a 58% interest in Matchmind.
•	2007: Acquisition of a 15% interest in S21 Sec.
•	2008: Formation of Telvent DMS LLC Novi Sad, a joint venture in Serbia with the DMS Group LLC.
•	2008: Private placement of 4,847,059 of our ordinary shares.
•	2008: Acquisition of DTN Holding Company, Inc.
•	2009: Acquisition of certain of the assets of NLDC.
•	2009: Acquisition of the remaining 42% interest in Matchmind.
•	2009: Repurchase by us of 370,962 of our ordinary shares from Telvent Corporation.

•	2010: Disposition to Simosa, IT, a subsidiary of Abengoa, of certain assets from Telvent Outsourcing related to providing IT services to Abengoa.
•	2010: Issuance of $200 million in aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due 2015.
•	2010: Corporate reorganization of Telvent subsidiaries in the United States completed effective July 1, 2010 in which Telvent Caseta Inc., Telvent Traffic North America, Inc., Telvent USA Inc. and Telvent Miner & Miner, Inc. merged into Telvent Farradyne Inc., and whose name was changed to Telvent USA Corporation.
•	2010: Telvent Outsourcing, S.A., Telvent Housing, S.A., Telvent Interactiva, S.A., GD 21, S.L., Galian 2002, S.L., Matchmind Holding, S.L., Matchmind, S.L. and Matchmind Ingeniería de Software, S.L. merged into Telvent Global Services, S.A. effective July 1, 2010.
•	2011: Acquisition by Telvent Energía of an additional 8% stake in Telvent DMS and the signing of amendments to the Joint Venture and Shareholders Agreement between Telvent Energía and DMS Group LLC in which Telvent Energía and DMS Group agreed to increase the capital of Telvent DMS by € 24.0 million.
     Our ordinary shares trade under the symbol “TLVT”. As of December 31, 2010, Abengoa owns, indirectly, 40% of our outstanding ordinary shares.
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
     As of December 31, 2010, the total payments made for this acquisition amounted to U.S. $12.5 million and our best estimate of the potential remaining earn-out payments under this agreement amounts to U.S. $0.6 million as of this date. There is an overall limit of U.S $20.7 million on the aggregate purchase price. We are not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     This acquisition was financed in part through a loan in the amount of U.S. $5.0 million under a credit agreement with Bank of America N.A. (as successor to LaSalle Bank National Association) and the balance from the proceeds from our IPO. (See “Item 5. Operating and Financial Review and Prospects Operating Results. — Acquisitions” for more details about this acquisition).
Acquisition of Matchmind
     Effective October 1, 2007, our subsidiary, Telvent Outsourcing (merged into Telvent Global Services effective July 1, 2010), completed the acquisition of 58% of Matchmind, a company that specializes in system integration, consulting services and information technology outsourcing, for € 24.6 million. On May 21, 2009, Telvent Outsourcing entered into two definitive agreements to purchase the remaining 42% interests in Matchmind, and fully completed its purchase of all of Matchmind’s issued and outstanding equity. The first agreement provided for the purchase of 40% of the remaining Matchmind interest from its management shareholders for an aggregate purchase price of € 17.8 million. The second agreement provided for the purchase from José Luis Galí, Matchmind’s founder and former president, of the remaining 2% of Matchmind interests for a purchase price of € 0.9 million. (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition).
Acquisition of S21 Sec
     On November 23, 2007, our subsidiary, Telvent Outsourcing (which merged into Telvent Global Services effective July 1, 2010),

acquired an additional 10% interest in S21 Sec, increasing its total ownership stake to 15% with a carrying value of €  5.6 million (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A. (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before a date which originally was October 31, 2010, conditional upon Telvent or any company of the Abengoa Group investing €  15.0 million in the territory of Navarra. By an addendum dated November 25, 2010, the agreement with NGA was amended to extend NGA’s option to sell the additional 10% of the shares of Grupo S21 Sec to the Company until May 25, 2012. Telvent does not have the obligation or intent to make such investment, but NGA could still have the option to sell the 10% stake of S21 Sec to Telvent at a price not to exceed €  3.9 million.
Joint Venture in Serbia
     On May 8, 2008, Telvent Energía signed a joint venture agreement pursuant to which it formed a new joint venture in Serbia with the DMS Group LLC under the name “Telvent DMS LLC Novi Sad” (“Telvent DMS”) which was owned 49% by Telvent Energía and 51% by DMS Group LLC. As a result of a transaction completed on February 9, 2011, Telvent DMS is now owned 57% by Telvent Energía and 43% by DMS Group LLC. The scope of the business of Telvent DMS includes the development, promotion, marketing and licensing of the software formerly owned by the DMS Group, known as the DMS software, and carrying out turnkey projects in the area of control and information systems and communications infrastructures primarily in the electric utility industry. Telvent’s total capital investment in Telvent DMS is €  6.1 million as of December 31, 2010.
     On January 24, 2011, Telvent Energía entered into a Stake Transfer Agreement (the “STA”) with DMS Group LLC (“DMS Group”) pursuant to which Telvent Energía acquired an additional 8% stake in Telvent DMS (the “Acquisition”). The closing of the Acquisition was February 9, 2011 (the “Closing”). This Acquisition increased Telvent Energía’s ownership interest in Telvent DMS from 49% to 57%. Telvent Energía paid DMS Group the fixed component of the purchase price in the amount of € 9.6 million on the Closing of the Acquisition. Under the STA, Telvent Energía will also pay a variable amount equal to 1.5% of certain bookings which: (a) are signed within 5 years of the Closing between one of our subsidiaries (other than Telvent DMS) and a client; and (b) include the supply of Smart Grid IT Solution Suite systems and/or services related thereto. Telvent Energía financed the Acquisition through cash on hand.
     On January 24, 2011, Telvent Energía and DMS Group entered into an amendment to the joint venture agreement between Telvent Energía and DMS Group dated May 8, 2008 under which the parties agreed to make additional capital contributions to Telvent DMS. The total amount to be contributed is €  24.0 million, payable over a 3-year period. It will be contributed by the parties in accordance with their respective ownership interests in Telvent DMS. Telvent Energía’s 57% share of the additional capital contributions is a total of €  13.7 million payable in quarterly installments. The additional capital contributions will be used by Telvent DMS for the sole purpose of funding a three-year research and development plan for DMS Software and Smart Grid Solutions Suite. On January 24, 2011, Telvent Energía and DMS Group entered into a loan agreement (the “Loan Agreement”) under which Telvent Energía will loan DMS Group an amount equal to €  10.3 million, which must be used by DMS Group to fund its required contribution pursuant to the Joint Venture Amendment (the “Loan”), (See “Item 10.C. Additional Information — Material Contracts” for a description of the material terms of the Loan Agreement).
     On January 24, 2011, Telvent Energía and DMS Group also entered into an amendment to the Shareholders Agreement between Telvent Energía and DMS Group dated May 8, 2008 (the “Shareholders Amendment”). The Shareholders Amendment specifies that, even though Telvent Energía owns a majority of the ownership interests in Telvent DMS, the Acquisition will not affect the Telvent DMS decision-making process in effect prior to the Acquisition unless certain specified events occur. (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition and the agreements referred to above).
Acquisition of DTN Holding Company, Inc.
     On October 28, 2008, our subsidiary, Telvent Export, acquired 100% of the shares of DTN Holding Company, Inc., a business information service provider of critical data to key decision makers across the markets it serves, including agriculture, energy and environment in North America, for a purchase price of U.S. $252.8 million (€  189.1 million), including transaction costs and a post-closing payment, pursuant to a stock purchase agreement dated September 15, 2008. Telvent financed the acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of Telvent to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A., at a negotiated purchase price of U.S. $21.25 per share, for an aggregate consideration of approximately U.S. $103.0 million; partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, in the amount of €  57.5 million; and the balance from Telvent’s own resources and proceeds of our IPO. On December 28, 2010, Telvent Export entered into an Amendment to the stock purchase agreement with Telvent DTN, the stockholders named therein and GSC Recovery IIA, L.P, as sellers’ representative. Pursuant to the amendment, the employee Stockholders’ right to earn a premium, or earn out, on the amount of their deferred purchase price pursuant to the stipulated EBITDA Target with respect to the fiscal year ending December 31, 2011 was changed to U.S.

$68.7 million from U.S. $73.6 million. (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition).
Acquisition of certain assets of NLDC
     On February 3, 2009, our subsidiary, Telvent Farradyne signed an asset purchase agreement through which it acquired certain of the assets of NLDC, including NLDC’s proprietary back office/customer service center software solution called “TollPro” as well as NLDC’s interest in the license agreements and services contracts relating to NLDC’s back office systems delivered for the SR-91 toll collection system in Orange County, California. The purchase price for these assets was U.S. $1.5 million. In addition, Telvent Farradyne also entered into a consulting services agreement under which Telvent will pay a total of U.S. $2.0 million by installments payable every six months starting July 1, 2009 and additional contingent payments up to U.S. $0.5 million. In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5.0 million) in respect of contracts bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. As of December 31, 2010, total payments made under these two agreements amounted to U.S. $2.5 million. As of December 31, 2010, the Company estimates the pending amount to be paid under these agreements, including contingent payments, to be approximately U.S. $2.2 million (€  1.7 million).
Disposition of certain assets of Telvent Outsourcing
     Effective January 1, 2010, our wholly-owned subsidiary, Telvent Outsourcing (merged into Telvent Global Services effective July 1, 2010), sold certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services, to Simosa IT, S.A, a wholly-owned subsidiary of Abengoa, for a price of €  4.0 million. The sale also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L. (See “Item 10.C. Additional Information — Material Contracts” for more details about this disposition).
Research and Development
     We believe the sustainability of the world requires efficient and secure infrastructures to connect resources with demand.
     Our mission is to contribute to the building of sustainable infrastructures and to provide efficiency through the use of Information Technology by:
•	Managing the data in real time and turning it into actionable information.

•	Connecting the resources with the demand in an automatic way creating efficient supply-chains.

•	Providing added value Information Services through pervasive analytics.
•	Prioritizing the Software as a Service (SaaS) commercialization model to leverage our strong position as an IT infrastructure provider and SaaS provider in the refined fuels, weather and agriculture sectors.
     To execute this mission we are devoting substantial resources to research and development initiatives, including the following.
•	SCADA and Information Management. OASyS DNA (Dynamic Network of Applications) is our main real time IT infrastructure and is called to become the common component to build real time solutions in all industries. A new release is planned for this year to cover mainly two goals: integrate with our SmartGrid platform and growth to reach the power to manage systems with millions of data points.
•	SmartGrid platform. The release of the v3.0 of DMS (Distribution Management System) is planed for 2011. DMS is integrated with another solutions for the electric industry covering SmartNetworks (Remote Terminal Units, Substation Automation Systems), SmartOperations (SCADA, DMS, FMS, OMS and GIS) and SmartMetering (AMI, Meter Data Management, Meter Operations Management, Titanium).
•	New generation Remote Terminal Units. A new generation of RTUs are being designed to fulfill the requirements of the new SmartGrids: protection and control functions, multi-metering, quality of service, quality of supply, fault detection, fault registration, fault analysis, etc.

•	SmartCities. ICM (Integrate Corridor Management) is a research and development program focused in gathering real time data around traffic, transit, construction, incidents, special events, parking, weather, signal plan, scenarios and then providing the tools to manage the information effectively including: DSS, inter-agency communication and public dissemination. The initiative is divided in ICM/Core Services, ICM/Intelligent Infrastructure and ICM/SmartMobile Services. It is complemented with another transportation initiatives around Transaction Management Solutions: VideoTolling and Enforcement: Speed over Distance.
•	Enterprise GIS. ArcFM Solution, a suite of integrated GIS applications for utilities worldwide, helps electric, gas, water and telecommunications service companies to manage their assets, tasks and operations, while improving customer service and lowering costs. ArcFM also facilitates the development and management of integrated network models, a capability increasingly acknowledged as the critical foundation for distribution automation in Smart Grid applications. A new release of the ArcFM Server is scheduled for the year 2011 and also is a new release of ArcFM Designer.
•	Weather. Weather information systems are one of our most important assets, we are finishing their internationalization and working in completing them with helicopter alerting and turbulence alerting solutions for the aviation industry, energy load forecasting and outage management for the energy industry and wind farm safety for agriculture.
•	Agriculture. Includes Producer (Ag Online, Ag Satellite, Grains Bid Database and mobile platforms) and Trading (ProphetX, Ticket/Quote Server, Order Routing) solutions.
•	eHealth. TiCares is the complete and integrated solution to manage hospitals’ operations.
     We made investments of €  26.4 million, €  29.0 million and €  24.0 million in research and development in 2010, 2009 and 2008 respectively. Part of our software development effort is capitalized and gets amortized over the economic life of the development. In addition, developments for specific projects/clients, are paid for by the respective projects and thus included within cost of revenues. Finally, we incurred a total of €  13.6 million, €  9.8 million and €  7.5 million of capital expenditures related to the building of our facilities and data centers in 2010, 2009 and 2008, respectively.
B. BUSINESS OVERVIEW
Overview
     We are a leading real-time IT solutions and information provider for a sustainable world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
          We also deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region and the Middle-East and Africa region.
     Our business is organized in three primary ways: across segments, across geographic areas and across information technology solutions.

          Segments
     We have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture and Global Services. Our segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit.
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
The following chart provides a summary of the allocation of our revenues among our segments for the last three fiscal years.

	2010	2009	2008
Energy	34.1%	30.3%	27.4%
Transportation	26.9%	30.9%	40.7%
Environment	8.3%	7.0%	6.5%
Agriculture	11.4%	9.8%	2.1%
Global Services	19.3%	22.0%	23.3%

Total	100.0%	100.0%	100.0%

     Geographies
     We currently focus on the following geographic regions: Europe, North America, Latin America, the Asia-Pacific region, the Middle-East and Africa. We started operations in Spain over 40 years ago. We have good business diversification by region; while we continue to solidify and grow our presence in Spain, we have increased our presence in North America and Latin America. We also expect to increase our presence in the Asia-Pacific region, the Middle-East and Africa and in the rest of Europe.
     • Europe: Global Services represents our largest segment in the Spanish market. We also have significant revenues in our Transportation segment in Spain, where we provide intelligent transportation systems, including urban and interurban traffic management systems to numerous cities.
     • North America: Energy represents our largest segment in North America, where we believe we are a leader in the supply of IT solutions for oil and gas pipelines and we also have significant business in our Electricity sub-segment. We also believe we are one of the most familiar and trusted sources of agricultural information in the U.S., and we are a leading provider of Intelligent Transportation Systems (ITS) and consulting services for the Transportation industry. Our North American revenues increased 5.5% in fiscal year 2010 compared to fiscal year 2009.
     • Latin America: We have a strong presence in Mexico and Brazil. Energy is our largest segment in the Latin American market. Our Latin American revenues increased 20.9% in fiscal year 2010 compared to fiscal year 2009.
     • Asia-Pacific: Our Energy and Transportation segments have been able to build a position in the Asia-Pacific region; we believe this will constitute a platform for future growth. Our Asia-Pacific revenues increased 8.4% in the fiscal year 2010 compared to fiscal year 2009.
     • Middle-East and Africa: Our Transportation and Environment segments have established a position in this region, which we plan to build upon. However, continuing political unrest in this region could have an adverse impact on our ability to increase our business in the Middle-East.
     The following chart illustrates an approximate breakdown of our revenues by region for each of the last three fiscal years:

	2010	2009	2008
Europe	39.8%	47.7%	51.0%
North America	36.2%	31.4%	18.4%
Latin America	16.6%	12.6%	17.9%
Asia-Pacific	3.6%	3.0%	3.8%
Middle-East and Africa	3.8%	5.3%	8.9%

Total	100.0%	100.0%	100.0%

     Real-time IT Solutions and Services
     Our mission-critical real-time services and solutions collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence.
     Our services and solutions can be classified into three different complementary categories representing the three stages of our delivery business model, converting field data into decision-making mission-critical information. This is illustrated in the diagram below.
TELVENT’S PORTFOLIO OF SOLUTIONS AND SERVICES FOR THE
MANAGEMENT OF INFORMATION
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
     We believe that there is a strong interest from some of our customers in obtaining just the information that the systems generate, and outsource the ownership of operations of such systems, as technology is becoming increasingly more complicated to maintain in-house. The acquisition of Telvent DTN has helped us to position our Company in the information services space, where we now are able to develop and deliver advanced information services that enable improved decision making in support of our customers’ operations and supply-chain systems. Telvent weather services, for example, provide premium, business-grade weather forecasts used to accurately predict energy demand and system load in electric grid operations. Telvent market data services provide proprietary cash commodity prices and futures prices that enable grain trading and risk management in the North American Agriculture supply-chain. Telvent information services are often provided via proprietary display portals tailored to the needs of specific industry users. In addition, we also deliver information via web services solutions that enable direct integration with key systems to support automated operations. We are also investing to expand coverage of key services to international markets, and introducing new information services in new markets, including traveler information systems among others.

     In the future, we expect that interest in this business model will increase even more, so we are increasing our efforts to increase our information business capabilities or Software as a Service (SaaS) business model. SaaS allows us to quickly and efficiently deliver solutions to our customers while realizing high margins with attractive cash flows. Our SaaS solutions currently help optimize the supply chains within our Refined Fuels, Weather, and Agriculture businesses by providing information services that leverage the network.
     In summary, we are now able to provide to our customers higher valued added systems and advanced solutions to manage their critical infrastructures, consulting, outsourcing, IT infrastructure and data hosting services related to our systems and, we also provide information services in different delivery models (subscription, transaction, etc.).
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
Energy Segment
     Our Energy segment represented 34.1% of our total revenues in 2010. North America represented 44.6% of our total Energy revenues, while Latin America and Europe represented 26.1% and 21.5%, respectively, with the Asia-Pacific and the Middle-East and Africa regions representing the remainder. We report our Energy segment in two different sub-segments: Oil & Gas and Electricity.
Oil & Gas
     In our Oil & Gas sub-segment, we provide customers complete solutions for pipeline gathering, transmission, distribution and retail refined fuels terminal operations and marketing that manage the capture of field data, provide validation and operational control, advanced operational applications and real-time business and trading applications. These critical infrastructure real-time IT systems demand a level of security (cyber and enterprise), high availability and distributed functionality unique to the industry. The global support for this technology comes from our competency centers based in our Calgary, Canada location supported by specialty solutions and information services from our Omaha, Nebraska and Baltimore, Maryland locations in the U.S.
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
     Strengths. Our offering of IT solutions and services in the Oil & Gas sub-segment reflect the following competitive strengths:

•	Market leadership: We believe we are a market leader in pipeline transport and distribution solutions in North America and Latin America based upon transmission pipeline mileage, where we compete directly with global players like ABB, Invensys, Honeywell International Inc., Emerson Electric Co, and Yokogawa.
•	Distinctive customer base: Our solutions are used by our customers to control approximately 60% of the oil and gas transmission pipeline capacity in North America and Latin America. We maintain long-standing relationships with many of these customers and have developed or implemented new solutions to address customers’ operational, public and environmental safety needs.
•	Integrated complete solution and highly differentiated services: We offer integrated IT solutions and services for the Oil & Gas sub-segment, including the OASyS® Oil & Gas management suites, which include SimSuite Pipeline leak detection/location, and POLARIS inventory management and revenue accounting. In addition, our RTUs enhance our offering in this unit. We believe that the growing concern for critical infrastructure security, public and environmental safety should enhance demand for our applications and real-time enterprise integration in this sub-segment. We believe our real-time IT infrastructure and advanced applications have comparatively strong security and enterprise integration functionality in a field-proven form that differentiates us in the market. Further, after our acquisition of Telvent DTN, we believe we have highly differentiated IT solutions and services able to compete in the refined fuels information services market, including, among other things, messaging service applications with back-office integration, price intelligence applications with intraday moves and alerts, and terminal data services with the best support for exchange terminals.
•	Exceptional brand recognition and relationships in downstream oil market: We serve as a primary disseminator of information between suppliers, wholesale buyers, terminal operators and back-office vendors in the downstream oil supply chain in the United States, and play a role in hundreds of thousands of transactions every day. We believe we are a leading provider of information services and solution for the downstream petroleum supply-chain in the United States.
•	Strong transaction processing platform and skills: We provide critical information and trading services to facilitate the exchange of refined fuels between sellers (refiners and suppliers) and buyers (wholesalers), serving approximately 10,000 direct subscribers and 20,000 related participants. The information that we provide includes rack price reporting, real-time NYMEX data feeds; market-shaping news analysis; data and price integration services; inventory, allocation and credit management and terminal automation software, among others.
•	Leadership position in the risk management solutions market: We also provide real-time market data solutions to some of the largest energy trading floors in the world. These increasingly volatile markets have made trading in both the Futures and over-the-counter markets a necessity for managing risk and increasing profitability. With over 3,600 customer seats, we believe we are a leading provider of market data solutions for hedging and risk management in the energy market.
     IT Solutions and Services. Our main Oil & Gas IT solutions and services include:
•	Liquids Management Suite (“LMS”). LMS is a real-time operations software suite for liquid pipelines that includes a number of flexible, high-performance modules that meet a variety of real-time operational needs. The modules include metering and ticketing, tank management, volumetric data, leak detection, pumping statistics and data validation in a highly integrated, loosely coupled configuration customizable for the customer’s specific, crude and services and solutions pipelines.
•	SimSuite Pipeline. SimSuite is a technologically-advanced transient pipeline hydraulic modeling and simulation system for gas and liquids pipelines that can be used in concert with our liquids and gas suites to add a variety of high performance, on-line, real-time and off-line simulation applications. On-line, real-time applications include batch tracking and hi-fidelity leak detection and location and other hydraulic modeling functions which optimize and ensure safe operations of crude, product and gas pipeline networks. Off-line applications include engineering and design analysis, operational planning and control center operator training and certification.
•	POLARIS. POLARIS Liquids and POLARIS Gas provide a comprehensive commercial accounting platform solution, which integrates ticketing, production volume accounting, revenue accounting, billing and customer or shipper reporting. This solution allows our customers to increase their business efficiency, in part by allowing them to conduct business in a web-based secure real-time environment, thus minimizing manual entry and manual processes and the resulting inherent delays. Solutions include specific applications that assist our customers with regulatory reporting and compliance challenges.
•	Real Time Gas (“RTG”). Our RTG monitoring suite complements our OASyS® SCADA system with tools to operate a gas transmission or distribution pipeline network safely and efficiently through real-time calculation and monitoring of line pack, storage and compressor performance.

•	Gas Day Operations (“GDO”). Our GDO application enables operations and planning personnel to generate, monitor, and revise current and predicted load for gas pipeline distribution in real-time.
•	Gas Measurement and Accounting Applications (“GMAS”). The GMAS modules of our Gas Suite provide a comprehensive gas measurement, data collection, aggregation, validation and processing solution and can integrate seamlessly with enterprise based invoicing processes.
•	OASyS® Dynamic Network of Applications (“OASyS® DNA”). We believe our OASyS® DNA system is the industry leading supervisory control and real-time information system (“SCADA”) platform that is the underpinning of our solutions suites allowing the deployment of multiple applications that are linked through standard interfaces, such as those identified above. OASyS® on UNIX or Windows platforms offers a highly secure, enterprise friendly, mission critical infrastructure with certified ERP integration, historical information archive, retrieval, and analysis subsystems simplifying regulatory and Sarbanes-Oxley compliance and reporting requirements.
•	ProphetX. Our ProphetX application is a real-time market data display solution. This application addresses commodities traders who need specialized display and charting of commodities market data and related fundamentals data, including local cash prices and specialty weather content, to support hedging and risk management operations. This application is configured with Telvent DTN proprietary content and is sold into both the energy and agriculture markets.
•	FuelBuyer. FuelBuyer is a web-based subscription service that enables wholesale buyers of refined fuels to assess markets and supplier prices to determine the best source of product in local terminal markets based on a number of factors including price, product availability, and carrier rates.
•	Messaging platform. This application is a business document messaging platform for the downstream petroleum supply-chain, used extensively by suppliers to rapidly deliver prices to wholesale customers. We are extending the role of this application to support the full spectrum of business documents involved in downstream fuel transactions. Ultimately, it is designed to help streamline the order-to-cash cycle for all downstream participants.
•	TABS. It is a terminal data services solution that enables suppliers to control their business across all terminals where they conduct business, including third-party exchange terminals by interacting with remote terminal automation systems (“TAS”) enabling suppliers to authorize customer credit, control product allocations, and collect bills of lading (“BoLs”) used to support the billing process. We believe that increased volatility in the market is driving the need for TABS’ real-time capabilities and business controls. Next generation Terminal Automation System solutions are being introduced leveraging the synergies between pipeline and retail distribution and therefore OASyS and G3 terminal automation.
     Growth strategy. We have the following four primary Oil & Gas growth objectives:
•	Maintain our current leadership position in North America and Latin America. We plan to maintain our current position by leveraging our large installed customer base to introduce new versions of enterprise infrastructure systems and solutions such as OASyS® DNA, GMAS, POLARIS and SimSuite Pipeline as platforms for new power optimization applications. We will introduce the next generation Terminal Automation System which further integrates the business value in pipeline and terminal operations. We have been successful in recent years by progressively introducing our full range of solutions and services to several of our long-standing customers including Shell, ConocoPhillips and Sunoco.
•	Significantly increase our share of the Asia-Pacific region. The most attractive opportunities for us in this region are in China and Australia in both the transmission and distribution areas of the market. In China, approximately 5,600 miles of the transport pipeline network are planned to come on stream through 2011. To expand our presence in China, we plan to leverage our existing local resources and leverage our significant success with Petrochina in 2010. We continue to take advantage of our presence in Australia where we are capturing new opportunities in the oil and gas transmission and distribution operators in that country.
•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing and professional services. We intend to continue to enhance our solutions and services offerings in our Oil & Gas sub-segment by adding advanced applications and continuing to enhance the security features of our infrastructure framework that will enable the integration of real-time information with corporate IT systems. We expect to focus on developing and implementing value-added applications and services that enable real-time decision making, and integration of workflow and workforce management, geographical information and asset management, and customer information systems integration. We also intend to begin an aggressive campaign to offer some of these applications in a Software as a

Service (SaaS) or Information as a Service (IaaS) platform. Our first opportunities are appearing in the market now and proposals are beginning to flow. To achieve this, we plan to rely on internal research and development, customer funded development programs, and the development of strategic partnerships, including our alliances with OSIsoft, Microsoft, SAP, Idaho National Labs, Sandia National Labs and other industry technology leaders.
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
Electricity
     In our Electricity sub-segment we have been driving our Smart Grid Solutions Suite (“SGS”), a highly integrated and loosely coupled family of IT solutions. SGS provides complete solutions in the areas of Smart Metering, Smart Network, and Smart Operations for utilities. Timing of the stimulus incentives in the U.S. and elsewhere, combined with regulatory pressures, especially in Europe, has created an unprecedented market opportunity for us although developing slower than the industry expected. Our Smart Grid solutions from Telvent can be installed independently, or as an integrated suite of applications designed to bring energy efficiency and improved reliability to the utility’s grid. Our strategy is to differentiate our solutions by focusing on the “brain” of the smart grid. Our key advanced application in this space is DMS (Distribution Management System) which has been acknowledged in the market as the most advanced and feature rich solution available in the market today. We believe our SGS customers are able to enable a highly automated and interconnected intelligent electricity-delivery system, through which energy suppliers and consumers are interconnected through a network. This transitions the grid from a commodity broadcast delivery to a two-way information highway, leveraging information to reliably support the delivery of electricity at the lowest possible cost through use of actionable and real-time information.
     Our goal is to help utilities transform their current grid into one that distributes electricity more efficiently and securely, while meeting the demands of a changing society, diversifying energy source mix (such as renewables) and customer participation challenges in a sustainable way. This technology is developed in our Seville, Spain; Ft. Collins, Colorado, U.S.; and Novi Sad, Serbia, competency centers, and in our Houston, Texas delivery unit from which we currently conduct business globally.
     Strengths. Our offerings of IT solutions and services in our Electricity sub-segment reflect the following competitive strengths:
•	Customer platforms in Europe, Latin America and North America. We have strong relationships with many of the largest electric utilities of Europe and Latin America, and we have a significant installed customer base in North America.
•	Our strong portfolio of solutions provides a highly available and secure platform for developing business applications. Our Electricity sub-segment’s offering of IT solutions and services is especially strong in the areas of field data capture, control systems and operational applications for transmission and distribution. We believe further potential for expanding our offering of solutions exists in the area of business applications, substation automation, and distribution automation RTU subsystems.
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
     For Smart Networks:
•	Data Acquisition Subsystems: We provide electric utility customers with master control station communication technologies, Remote Terminal Units (“RTU”) and Substation Automation Systems (“SAS”) to enable remote control of network facilities for every aspect of the Electricity business.
•	Distribution: Substation and feeder networks.
•	Transmission: Substations.
•	Generation: All types of power plants: including hydraulic, thermal and the new renewable technologies.
•	Traction Power: Offering the transportation customers with the appropriate applications to manage their energy network efficiently.
     For Smart Metering:
•	Titanium: providing comprehensive functionality for Automatic Meter Reading (“AMR”) requirements, Automated Meter Management (“AMM”) and Smart Metering Management (“SMM”) in electric utilities.
•	Conductor Meter Data Management: provided through integration with best in class third-party meters and meter data management systems.
•	Meter Operations Management: provided by Telvent personnel through data center hosting, staffing, and operations of the utility’s automated metering infrastructure (“AMI”).
     Growth strategy. Our primary Electricity growth objectives are to:
•	Continue growth in Europe and Latin America. We expect growth in Europe and continued growth in Latin America as a result of our customers’ continued investments in renovation and replacement of existing equipment, response to regulatory pressures and expected investments in new infrastructure development leveraging in many cases stimulus funding.
•	Increase our presence in North America. We expect that there will be an increase in the number of opportunities in North America due to the aging infrastructure, continuing load growth and energy efficiency pressures. This, coupled with the incentives provided through the United States Stimulus Plan, is giving us a very strong pipeline of opportunities, some of which materialized in 2009 and 2010 as bookings in North America. We also have the opportunity to gain market share through our differentiated SGS strategy centered around the “brain” of the Smart Grid. Increasing interest in Smart Metering is being requested by many utilities beyond the pilot stages we initially saw. We anticipate increasing our presence by introducing our North American customers to new RTU and substation solutions tested in Spain and Latin America.
•	Strengthen our position in the Asia-Pacific region. We have secured new distribution projects in China. We plan to extend our coverage of distribution systems in China through our commercial network of agents including newly established ones specific to the Electric industry. We also plan to leverage our current presence in Perth, Australia, for the development of our business strategy in Australia.
•	Leverage our references in AMI projects. We have completed the rollout of one of the biggest AMI deployment projects in the world for Vattenfall, in Sweden, and we also have a new project in progress for Fortum in Finland. This provides us with a good position in the global metering market, which we anticipate will be one of the markets with a higher growth rate on a global basis.

•	Take part in the renewable energy generation challenge. Electric utilities are foreseeing big investments in generation from renewable sources, specially using wind and solar technology and playing to our advanced superior DMS solutions. We have experience and important references in supplying IT systems and services to these business areas, as well as the real-time network integration of these generation sources, and we are ready to continue delivering solutions for these facilities.
•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing. We intend to complete our offerings in our Electricity sub-segment by adding applications that establish a link with corporate IT systems. We will focus on developing or implementing applications such as enterprise integration platform, workflow and workforce management, geographical information systems, asset management, customer information systems and smart metering. To achieve this, we will rely on internal research and development capability and the development of strategic partnerships, including our alliance with Environment Systems Research Institute, Inc. (“ESRI”). Additionally, we will consider acquisitions of specialized companies with complementary portfolios of IT solutions. We will also evaluate options to enter the segment-specific managed services business, focusing on low capital-intensive data management processes, such as automatic meter reading, DMS operation management work and outage management with ArcFM Solutions and Responder.
     Finally, although slower to materialize than in the Oil & Gas sub-segment, we believe we will be in an excellent position to begin to capture Saas/IaaS solutions as they materialize from our datacenters in Madrid, Spain and Omaha, Nebraska.
Transportation Segment
     Along with energy, transportation is a major contributor to climate change and the lack of sustainable human development. The current economic model based on globalization, movement of people and goods and concentration of people in large cities, requires a solid transportation system. As cities and suburban areas are continuously growing, the use of vehicles is increasing and public transportation is unable to provide effective solutions. Considering that the situation already is critical while it is only affecting the developed countries, the consequences of extending this model to the rest of the world is unthinkable. Therefore, we believe that the current transportation model is not sustainable.
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
     For the future, there is consensus within the industry on what has to be done — reduction of road congestion (through infrastructure improvement, increased use of transit and cleaner/higher capacity options, pay-per-use of transportation facilities and management of demand and mobility requirements); reduction of energy consumption and dependency on oil; reduction of pollution and CO2 emissions; reduction of noise in cities and airports; improvement of road safety; and a reduction in speeding through application of new technologies and intelligent systems.
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
     During the past years we have been increasing our presence in the strategic U.S. market and reinforced our technological solution for canalized and free-flow toll management systems. We also reinforced our business in enforcement and transit business lines. Violation capture and management portfolio was completed through a complete road security solution that makes available new violation detection equipment (cinemometers and red-photo) based on new technology. This solution also includes the design and development of centralized services for receiving, validating, and processing violations. Our transit portfolio has been reviewed to strengthen our competitiveness and we believe that today we have a solid and innovative range of solutions for real-time control based on our common shared platform (OASyS) and for automatic fare management based on the e-trans platform which we believe will allow us to face competition from other investment plans such as from railway, metros and bus operators and authorities.
Strengths. Our IT solutions and services in our Transportation segment reflect the following strengths:
•	Strong presence in Spain and the U.S. The transportation business is established in Spain and the United States, both for traffic and transit solutions, supporting new projects and operation and maintenance contracts. Technological aspects and specific solutions also are well defined in both areas and may be extended to other geographies depending on the local requirements.
•	Strong portfolio of integrated IT solutions. We provide an integrated, complete solution to our traffic customers, with applications ranging from onsite equipment as traffic controllers to capture field data and control signals, to traffic systems like MIST (intelligent system for urban traffic control) to provide an advanced operational control application, to geographical information systems or, to enforcement processing systems at the advanced applications level. We also provide open road tolling systems and road weather information systems. Our automatic fare collection portfolio is also complete and effective, including an integrated multimodal solution for trains, subways and buses. Our maritime vessel control systems are also recognized in the market.
•	Ability to transfer expertise to new regions. We believe we are leaders in this segment in Spain, the United States, Brazil, Argentina and China. We also have a significant presence in the rest of Latin America and the ability to transfer business to new geographies, demonstrated by the projects executed in places such as Mexico, Panama, Lebanon, and Saudi Arabia.
IT solutions. Our SmartMobility Suite includes all our Transportation solutions:
     SmartMobility Road. A wide set of solutions and products for Traffic Management and Enforcement including:
•	MIST: Traffic management and control system
•	ITACA: Customizable, centralized urban traffic control system
•	RMY/CMY: controller to capture and process traffic data;
•	OASyS: tunnel management and control SCADA system;
•	Visitraf: LPR-based travel-time measurement system and routing decision support;
•	SmartNET: software application that provides regional sharing of information about road construction, conditions and traffic accidents/incidents among public transportation, law enforcement and emergency response agencies; and
•	MoviSmart: GIS-based data/control integration and mobility management system.

•	ICM: GIS-based data and information dissemination management system to improve mobility in cities and corridors
•	TRace: Simulation tool to evaluate Air Quality based on traffic data.
     Highway fare collection and back office. Our proprietary toll system solutions include dynamic lanes toll systems, free flow systems, Road Side Equipment (RSE) and On Board Units (OBU) for highway tolling and urban charging systems;
•	SmartTOLL: an intelligent system for toll management and control for concession motorways, tunnels and bridges;
•	Freeflow/Open Road Tolling: non-stop toll system using combined high accuracy detection gantry, including third-party or own free flow tag and antenna;
•	Flex Reader: tag reader which reads the tags in vehicles passing toll collection plazas;
•	Lane control system: system to monitor and acquire data from the field devices, such as tag readers;

•	Central Host system (TollPro): reporting system that provides centralized audit and security capabilities for all toll collection facilities;
•	Remote Operations & Maintenance System (ROMS): this system provides real-time remote access, monitoring and diagnostics of the entire electronic toll collection system;
•	Violation Enforcement System: system to record the images of violations form cameras on the lanes in the toll collection plazas; and
•	Apex Toll Terminal (touch terminal): software application for use with touch screens used by operators at the toll collection plazas.
     Enforcement systems and violation processing back-office. Our proprietary enforcement IT solutions, including speed and red-light detection and fines processing, include:
•	En4s solution family including En4Sys, En4Red, En4Spot, En4Speed, En4Speed, En4Hand and En4Access: Enforcement Management Systems, including field equipment and back office and Data processing center both red-light enforcement and speed enforcement with different configurations.
     SmartMobility Rail. Our set of solutions for Railway Information and Control Management and Fare Management including:
•	TR3000-CTC: railway regulation and traffic management;
•	TR300- STA: facilities management and traveler information; and
•	SIVA: Real-Time Traveler Information System, via information panels, web terminals and loudspeaker system.
•	Simul:A powerful simulation tool for railway operations training.
     Automatic Fare Collection Systems include:
•	MobiFast: railway and subway fare collection solution;
•	ValTick: fare collection management and control systems for buses and tramways;
•	Web.Park: parking lot management systems; and
•	Maexbic 3000: on-board fare collection equipment.
     SmartMobility Maritime. Our set of solutions for Port Management, Vessel Traffic Management and Maritime Simulation Training including:

•	NEPSYS-VTS: vessel traffic control system, including automated identification system (AIS);

•	Port infrastructure management and control system;
•	Civilian Ship simulators: includes training simulators for ship operation (e.g., navigation, management, communications, engines room, etc.);
•	Naval simulators (navigation and fishing, maneuvers, communications, and others); and
•	Military simulators (navigation and maneuvers, air-sea operations).
Growth strategy. We have five main growth objectives in our Transportation segment, as described below:
•	Reinforce our position and growth in Spain. We believe the Spanish market will be affected by two key factor during next year: (1) the delay of transportation investment plans due to the poor financial state and; (2) local & regional elections occuring in May. However, we expect to keep existing revenues based on the renewal of many maintenance contracts in the largest Spanish cities, due to opportunities coming from concessionary companies in Portugal for tolling business, as well as new concessions (PPP programs) from the Spanish railway infrastructure regulatory authority, construction of new light railway lines in cities and the extension of subway networks in Barcelona, Bilbao, Madrid, Valencia and Andalucía.
•	Execute growth strategy in North America. The North American market represents a key opportunity for the growth of our Transportation business, as we can offer a wide range of IT solutions and services, increasing market share and promoting our participation in free-flow tolling, automatic fare collection and traveler information. Growth will be driven by faster growing markets as Tolling that is moving from conventional tolling to Open Road Tolling or by new initiatives such as Integrated Corridors Management (ICM) or Transit Fare Management systems.
•	Continue growth and capture opportunities in Latin America. We believe continued growth will require us to leverage our current position to develop the urban and interurban traffic management business in Mexico, Brazil and Chile. We believe that larger cities management systems, automatic fare collection and railway opportunities are also significant in Mexico and Brazil, especially in Brazil with a huge investment plan for Olympic Games in Rio de Janeiro and other several cities.
•	Extend presence in the Asia-Pacific region; reinforce Chinese business. In order to execute our growth strategy in China, we have refocused our sales strategy in cities and we have opened new business plans to pursue projects funded by bilateral agreements (Nordic, US, and others) and international agencies such as the World Bank. Our plan is to capture new growing markets in cities with traffic and information solutions and Open Road Tolling transferring our skills and technologies to China and establishing alliances with local and regional partners.
•	Extend presence in the Middle East. Our position in Lebanon and our subsidiary in Saudi Arabia have consolidated our presence in the area, leveraging new contracts and giving access to strong local customers, construction companies and traffic authorities. We believe we are coming to be the leader in Saudi Arabia and we believe our Saudi Arabia base will serve as a platform for bidding on many projects in the Gulf countries and other countries of the Middle East in 2011.
Environment Segment
     Our Environment segment provides technological solutions and services for two main business areas, Water Management and Operational Weather. The mission of our Environment segment is to help improve safety, enhance efficiencies, mitigate the effects of climate change and related challenges, as well as to protect biodiversity.
     We provide weather information, premium forecast services, and specialized weather solutions to help businesses make improved decisions. Our information services for weather management are delivered to more than 14,000 business clients in the energy, aviation, transportation, sports and recreation, construction, and public safety industries throughout the United States and Europe. We are widely regarded as the leading source of real-time weather information and decision support tools.
     We also provide innovative IT solutions and services integral to the Water Cycle Industry to enable improved decision making to support Water Sustainability. Our solutions and services help water utilities serve more than 45 million people in Europe, North America, Latin America, Africa and the Middle East, to optimize the quantity and quality of water served, and to manage efficiently their infrastructures and business operations.
     In 2010, the significant growth in our Water business in North America and a smooth and effective integration of the Telvent DTN weather services group, contributed to the growth in our Environment segment.

     In 2010, we maintained our traditionally high retention rates in the Weather Information services, nearly 90 percent, which speaks to the strong return on investment we provide our clients. In addition, numerous new customers have been added to our portfolio. In our weather business, new clients like Enel North America, Suzlon Wind Energy Corporation, Oncor Electric, both the Atlantic Coast Conference (ACC) and the Southeastern Conference (SEC), the Minnesota Twins baseball team, United Airlines and Vancouver International Airport, are now using our commercial weather information, forecasting and alerting services.
     In 2010, we began the global expansion of our commercial-grade weather services with sales to Australian-based AEMO.
     In the Weather Systems space, we currently have projects with the DeutscherWetterdienst (DWD) and the National Meteorological Services in Germany for the modernization of the Airport Weather Observing Systems in the 15 major international airports of Germany.
     Some of our Water business success in 2010 include the Eastern Municipal Water District, Dallas Water Utility, Rio de Janeiro Water & Wastewater Company, the Cali (Colombia) Municipality, and the Qatar General Electricity and Water Corporation (Kahramaa).
     In 2010 North America became a strategic market for Environment. We enjoyed growth in North America through our advanced weather forecasts and water resource management solutions. As a result, the United States now accounts for 40 percent of all activity in this segment. Our position in Europe, where we stand a leading position in Weather Solutions for Airports and National Meteorological Services in Western Europe, was also renewed, and we gained ground through consolidation in our Water Management solutions in some countries in the Middle East region, such as Jordan and Qatar, as well in Latin America, specifically in Brazil.
     One of the strategic pillars for growth is the strengthening of our Value Proposition through R&D and technological innovation. Investment in R&D in 2010 resulted in several significant releases.
     We launched international editions of MxVisionWeatherSentry®, including online delivery of worldwide weather visualization and custom forecasts, such as our precision temperature predictions, which enable utilities to make better generation and trading decisions. Throughout the year, we also expanded our weather forecast platforms to achieve global coverage and to support our solutions in the Smart Grid, aviation, and transportation areas.
     We introduced our new Telvent Total View, which combines essential weather information with real-time road transportation, aviation or energy systems data to provide one point of reference that allows operators to make decisions in a fraction of the time, significantly increasing operational efficiencies and maximizing safety. We believe this solution is a perfect example of the synergies being developed after the acquisition of DTN. Total View combines our proven SCADA technology with cutting edge weather information as a service offering.
     In mid-2010, we began the release of improved mapping and related features for our MxVisionWeatherSentry solution. With its simplified, user-friendly navigation and new high-resolution, street-level mapping, users who work at golf courses, construction sites, stadiums, wind farms, and more, can zoom in to their location for unmatched monitoring of local conditions. We also introduced customizable, color-coded RotorWatch monitoring and alerting for in-flight helicopters and other moving assets, helping operators make better, safer decisions.
     Finally, in 2010, for the fourth consecutive year, our precipitation forecasts outperformed others in the industry in an independent study by forecastwatch.com. Our 24-hour and 48-hour temperature forecasts were also deemed the most accurate in a separate study by the same group.
     Also, 2010 saw the addition of a set of modular and scalable applications to our Water Management Suite, helping to manage water demand, optimize energy use, control leaks, and resource quality.
     Our Environment business is committed to deliver the world’s most advanced mission-critical weather decision support solutions and integral water management solutions, based on best in class proprietary technology anywhere in the world. We will continue to accelerate our innovation of new and valuable water and weather management solutions for growth.
     In the Water market, we will continue implementing our growth strategy around our Smart Water Network concept, a suite of modular, scalable, integrated solutions for monitoring, control and information management processes, for water authorities and municipalities.
     We also expect our newly-released international edition of our weather forecasting solutions to provide significant growth opportunities in the global aviation, energy, wind and transportation markets. Specifically in the Energy sector, we will continue adding value integrating our Weather technologies into our Smart Grid solutions.

Agriculture Segment
     Telvent DTN has been an innovator in the creation and delivery of agricultural information services since 1984. We believe that we are one of the most familiar and trusted sources of agricultural information in North America.
     We serve over 557,000 subscribers across core corn, soybean and livestock markets, representing most of the largest businesses in agricultural production. Our services include critical business information and trading services supporting the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.
Strengths.
•	Leadership position in North America. We believe that we have become one of the most familiar and trusted sources of agricultural information in North America. We are especially strong in the Midwest corn, soybean, and livestock markets, with penetration rates exceeding 60% in many areas.
•	Exceptional brand recognition and solid customer base built during more than 20 years with a large share of producers and Agribusinesses. Many recurrent and new customers rely on our services and solutions. Nearly 90% of our subscribers use our systems at least five days a week, several times a day, and rate us the best source for market information, weather and news.
•	Leadership position in commodities markets. With over 3,900 customer seats, we believe that we are a leading participant in the market for hedging and risk management of agriculture commodities. Industry leaders such as Cargill, ADM, CHS, Bunge, Louis Dreyfus, ConAgra, FCStone, Advance Trading, Tyson, General Mills and Pepsi all rely on our services to provide the core decision tools for this critical function.
•	Limited competition. We believe we do not have a direct competitor that addresses the full scope and scale of solutions across the agriculture supply chain. However, we do have competition in specific segments of the agriculture business.
•	Market conditions driving increased opportunities. Increasing volatility in commodity markets enhances our customers’ need for our proprietary content to help them make critical business decisions.
•	Extensive proprietary content. Much of our content is exclusive to our company and is generated by our own in-house, award-winning editorial staff.
•	Very strong sales and marketing channel. We have proven, successful marketing methods for reaching both new prospects and our existing customers with new offers supported by both in-house and external sales teams.
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
     We provide premium subscription business information services, including commodity market prices, specialized agriculture weather services, and farm industry news to approximately 35,000 of the largest farm producers who are paying for premium content, almost 14,200 originators including the top elevators, ethanol plants and feedlots, and almost 3,900 agribusiness customers using our risk management platform. National agribusinesses, such as John Deere, Pioneer and Syngenta, as well as large regional agribusinesses, such as Ohio Seed and Agrilliance, utilize our system for services and solutions advertising and promotion.
     We believe that our The Progressive Farmer publication is the largest farm publication in the industry with over 553,000 subscribers. The publication provides complete coverage of issues relevant to farm producers who are effectively CEOs of increasingly complex businesses. The publication provides award-winning coverage of markets, crop production, business management, and other topics aimed at making The Progressive Farmer the “must have” resource for top producers. Additionally, the publication also serves advertisers who are willing to pay a premium to access The Progressive Farmer’s base of top agriculture producers.
     In addition, we provide real-time market information to support pricing decisions and management of price volatility via hedging for thousands of local agribusinesses, including cooperatives, elevators, ethanol plants, distributors, commodity brokers and grain merchants. With almost 14,200 agribusiness subscribers, we are an accepted standard for real-time agricultural information across North American agriculture.
     We also provide hosted supply chain services for over 1,000 agribusinesses. These services enable agribusinesses to build and maintain relationships with their producer customers through branded websites, our proprietary content, e-commerce, and marketing tools. We have introduced an online grain trading application that enables agribusinesses to more efficiently buy grain from producers. These services are delivered on a premium subscription basis, but also include a transactional revenue component intended to support revenue streams that scale with the amount of grain purchased.
     We also provide real-time market data solutions to some of the largest agriculture trading floors in the world. The highly volatile and increasingly global commodities markets have made trading in both exchange traded futures and over-the-counter markets a necessity for managing risk and increasing profitability.
Key information services solutions in our Agriculture segment include:
•	Producer series — A family of subscription services aimed at the needs of farm producers. These services provide market information, news, and business grade weather to meet the demands of grains and livestock producers. These services are delivered both online and via satellite.
•	ProphetX — A real-time market data display solution. This solution addresses the needs of commodities traders who need specialized display and charting of commodities market data and related fundamentals data, including local cash prices and specialty weather content, to support hedging and risk management operations. This solution is configured with Telvent proprietary content.
Key supply chain applications include:
•	AgHost — A hosted customer service solution for agribusinesses. This solution enables agribusiness customers to create branded websites to serve their producer customers. It includes our proprietary content, as well as marketing and e-commerce tools to help attract customers and maintain preferred relationships.
•	Grains Portal — An extension to Telvent AgHost that enables agribusiness to efficiently buy and sell grains online. This is part of an initiative that is expected to enable us to move beyond subscription revenues to capture additional transactional revenue streams.
Growth Strategy
Our growth strategy for our Agriculture segment has several objectives:
•	Maintaining our continuing growth in our subscription services business through solid execution and ongoing focus on important improvements supported by demand for our solutions and services generated by market volatility.
•	Strengthening our The Progressive Farmer publication. We have worked to reposition the publication as a must have resource for farm producers as CEOs. Higher value content and a move back to core farm production and management content should result in increased interest from advertisers and readers alike.
•	Continuing focus on deepening and further differentiating our solutions to broaden our role in the agriculture supply-chain.
•	Establishing leadership position in emerging cap and trade market in Agriculture including editorial coverage, education and thought leadership, enrollment and management solutions.
•	Extending strong growth trends in electronic grain trading by growing transaction volume to over 100 million bushels of grain per year.
•	Evaluating and executing on opportunities to extend our agriculture business globally.
Global Services Segment
     In order to span the technological life cycle for our customers, Global Services adds value to our customers through four different activities: consulting, integration, outsourcing and IT infrastructure management and support. In addition, Global Services also help our customers from the initial stages of consulting and design for their business needs, deploying those projects, with the objective of later managing them through our outsourcing capabilities. We also facilitate the technological evolution of their businesses, allowing our customers to concentrate on their core business, rather than their technological evolution requirements.
     These services help our customers reduce their core business time-to-market, complementing the security and viability of their current and future business needs, and allowing for the adaptability of their technology requirements, thus permitting their own business focus. Our competency centers currently conduct all business for this segment globally.
     In 2010 we completed the integration of Telvent Housing, Telvent Interactiva and Matchmind into a single entity. We restructured all our business in consulting, IT infrastructure management, systems integration and applications, communications and outsourcing into a new business unit called Global Services, that also includes all capabilities of our former public administration and the healthcare units. In 2010, we laid the foundation for future growth. We believe we maintain the benefits of a local business while offering the resources and reliability of a multinational company, thus, in 2010, we have expanded our activity in Latin America and the United States.
     Global Services adds value to a variety of customers in different industries: energy, transportation, agriculture, environment, finance and insurance, telecommunications, media and technology, retail and consumers, public administration and healthcare, among others.
     Strengths
•	Experience: We have over 20 years of experience in these technological business areas.
•	Well-established customer relationships: Through our business and technology processes, we help our customers reduce their own time-to-market core businesses, adding value in their daily businesses and contributing with solutions and technology to the development of a more sustainable and secure world.
•	Data Centers: We have five international data centers located in the Iberian Peninsula: two in Madrid, and one in each of Barcelona, Seville and Lisbon. In addition, we have two new data centers in the United States. The total capacity of all data centers exceeds 35,000 square meters of technical space.
•	Communications: We host our data centers information for almost all of the existing telecommunication carriers in the Iberian Peninsula, giving us full access to almost any communication networks.
•	Managed Services: We cover the complete IT service life-cycle from consultancy to integration to operation maintenance.
•	Software Factories: We have seven software factories in Spain, one in Montevideo, Uruguay and another one in Sao Paulo, Brazil. We provide nearshore and offshore capabilities for many European and Latin-American corporations.
•	Competency Centers: Our Global Services segment presents a competency center model with five different technological areas of expertise. The idea is to centralize knowledge evolution and retention; business and applications, technology and systems, security and contingency, communications and networks, and infrastructures and resources.
•	Leadership in Data Centers: Telvent is a market leader in data center services in Spain and Portugal with more than 52% of all of its space dedicated to neutral data centers.
•	Market leadership in the Spanish Public Administrations: We offer integrated IT services and solutions in e-Government, including a complete suite, TiWorks, developed based on years of experience (including a portfolio of high-value-added solutions), new technological foundations and an innovative model.
•	Healthcare: More than 15 years of experience and a complete suite of IT solutions (TiCares) developed and installed in over 150 public and private healthcare institutions both in Spain and Latin America (Dominican Republic and Chile).
•	Retail: We are a market leader in the retail industry in Spain with continuous presence in most of the relevant players in Spain, working both on local and international scope.
•	Finance: We have a strong presence in the financial services industry working for the market leaders in Spain, helping them nationally and internationally in several countries including the United Kingdom, Brazil, Portugal and Germany.

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
•	Document Manager: This IT solution is a basic tool for simple, efficient management of organizational paperwork.
•	Knowledge Manager: This IT solution allows organizations and public institutions to innovate, foster and share knowledge among all of their stakeholders.
•	E-Signature and Certificate Authentication Platform: This IT solution provides advanced authentication and e-signature functions. Moreover, we believe that it is currently the only platform able to authenticate the electronic version of the Spanish identification document.
•	Process Engine and Systems and Messaging Integrator: This solution enables the development of a wide range of global solutions customized to individual clients needs.
Growth Strategy
     Our growth strategy for our Global Services segment has several objectives:
•	Identifying new areas of potential growth. New areas of potential growth include increasing our software factory network both nationally and internationally and the “value-shore” concept, creating a consultancy approach to international companies, and developing new healthcare solutions and Online Channels solutions to simplify the connection of our customers business with the end users.
•	Identifying new geographical areas. We will seek to expand our Global Services business to other geographies, especially those where we already have presence.
•	Identifying new services. We will seek to identify new services such as the business consulting and applications functional development and those services related to the implementation of new data centers.
•	Developing new solutions based on new technologies or business models. We will pursue the development of new solutions such as Cloud Computing, SaaS, SOA, virtualization, etc., that enable us to increase our sales capability and reduce the operating cost of our customers.
•	Increasing synergies and partnership. We believe that with the integration of Matchmind, other Telvent verticals and partners, we will be able to provide more high value-added services to our customers.
Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. We historically have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the fourth quarter due to the budgetary cycles of some of our customers.
Research and Development
     Constant Investment. We believe that our research and development planning process helps to ensure that our research and development investments are aligned with our long-term strategic and business objectives, respond to our customers’ needs and help to create a sustained competitive advantage. We made investments of €  26.4 million, € 29.0 million and € 24.0 million in research and development in 2010, 2009 and 2008 respectively. Part of our software development effort is capitalized and gets amortized over the economic life of the development. In addition, developments for specific projects/clients are paid for by the respective projects and thus included within cost of revenues.
     Product and Competency Centers. Our Product Centers provide infrastructure technologies that underpin our portfolio of solutions. These technologies are used by our Competency Centers to develop high value-added, advanced applications, specific to each of our segments. Our research and development activity, which is geographically distributed, is based in Calgary, Canada with respect to SCADA and Oil & Gas applications; Columbia, Maryland, U.S. for SimSuite Pipeline. Rockville, Maryland, U.S. with respect to traffic applications; Novi Sad, Serbia with respect to electricity applications; Madrid, Spain with respect to Traffic applications; Seville, Spain with respect to Environment, RTU and Electricity applications; Bilbao, Spain with respect to Transport systems applications; Fort Collins, Colorado, U.S. with respect to GIS based applications; Perth, Australia with respect to LLWAS and AWOS applications; Austin, Texas, U.S. with respect to Electronic Toll Collection applications; Omaha, Nebraska, U.S. with respect to Agriculture applications and Minneapolis, Minnesota, U.S. with respect to Weather applications.
     Successful Track Record. Our research and development function has successfully developed systems and solutions including OASyS® DNA, our multi-industry data acquisition and IT infrastructure solution, RTUs for electric distribution and, most recently, the MobiFast advanced payment system for our Transportation segment.
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
Intellectual Property and Proprietary Rights
     We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. We generally pursue the registration of our trademarks in all of our geographic areas, where practicable, and we seek to protect our marks against similar and confusing marks of third parties. We possess few material patents or registered copyrights, but we do have registered marks and applications pending for registered marks in various jurisdictions in which we operate. “Telvent” is a registered community mark in the European Union. It is also registered in Mexico, Canada, the United States and Brazil.
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
Our Subsidiaries
     The following chart shows the name and country of organization of, and our percentage ownership in, each of our significant subsidiaries pursuant to Rule 1-02(w) of Regulation S-X, as of December 31, 2010.

	Country of	Percentage
Name of Subsidiary	Organization	Ownership
Telvent Tráfico y Transporte, S.A.	Spain	100%
Telvent Global Services, S.A.	Spain	100%
Telvent DTN, Inc.	U.S.	100%
D. PROPERTY, PLANT AND EQUIPMENT
     Facilities
     Our principal executive offices are located in Madrid, Spain under a lease that expires in 2020. We categorize our other facilities as delivery units, competency centers, product centers and data centers.
     Delivery Units. Our delivery units are customer centric and geographically oriented offices responsible for the sales, service and project execution of the work under our customer contracts and are located in Houston, Texas, U.S; Fort Collins, Colorado, U.S.; Omaha, Nebraska, U.S.; Minneapolis, Minnesota, U.S.; Calgary, Alberta, Canada; Madrid, Spain; Barcelona, Spain; Seville, Spain; Mexico City, Mexico; Beijing, China; Rio de Janeiro, Brazil; Perth, Australia; Culemborg, the Netherlands; Rockville, Maryland, U.S.; Austin, Texas, U.S., Baltimore, Maryland, U.S. and Novi Sad, Serbia.
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
     With the exception of a 1,303 square meter facility and a 1,267 square meter facility in Beijing, China that we have purchased, and with the exception of a 4,658.53 square meter facility in Minneapolis, Minnesota, U.S., which is the property of Telvent DTN, all of our facilities are leased. As of December 31, 2010 we had leased facilities in more than 40 locations in Europe, North America, Latin America, the Asia-Pacific region, the Middle-East and Africa. As detailed in the table below, our material leases of facilities cover approximately 132,311 square meters (1,423,236 square feet) of office space.

Table of Facilities

	Square Meters	Square Feet
Location	(approx.)	(approx.)
Europe	93,692	1,008,490
North America (U.S. and Canada)	45,049	437,572
Latin America (including Mexico)	7,441	77,023
Asia-Pacific	4,772	51,366
Middle-East and Africa	760	8,182
Totals	151,714	1,582,633
Table of Material Leased Facilities

	Square	Square		Lease
	Meters	Feet.		Termination
Location	(approx.)	(approx.)	Type(1)	Date
Perth, Australia	1,590	17,115	DU, PC	Jul. 2013
Río de Janeiro, Brazil	750	8,073	DU	Sep. 2010
Calgary (Alberta), Canada	12,236	131,708	DU, CC, PC	Jul. 2013
Culemborg, Holland	840	9,042	DU	Oct. 2013
México DF, Mexico	876	8,460	DU	Dec. 2011
Lisbon, Portugal	5,355	57,641	DU, DC	Dec. 2011
Barcelona, Spain	2,511	27,028	DC	Jan. 2012
Madrid, Spain	44,819	482,438	DU, CC, DC	May 2024
Seville, Spain	877	9,435	DC	Dec. 2015
Seville, Spain (Tamarguillo 29, floors 1a & 2a)	7,820	84,178	DU, CC, PC	Oct 2010
Seville, Spain (Tamarguillo 29, floors 3a & 4a)	6,127	65,947	DU, CC, PC	Oct. 2010
Seville, Spain (Palmas Altas Campus)	10,296	110,825	DU, CC, PC	Mar. 2015
Austin (Texas), USA	679	7,314	DU, CC	Feb. 2014
Columbia (Baltimore), USA	1,206	12,985	DU, PC	Jan. 2012
Houston (Texas), USA	4,871	52,432	DU	Nov. 2012
Omaha (Nebraska), USA	2,642	28,436	DU, CC, DC	Dec 2013
Omaha (Nebraska), USA	8,192	88,179	DU, CC, DC	May. 2017
Rockville (MD), USA	3,368	36,255	DU, PC	Jan. 2021
Fort Collins (Colorado), USA	3,066	33,005	DU, PC	See Note 3.
Novi Sad, Serbia	14,190	152,740	DU, CC	See Note 4.
Total	132,311	1,423,236

Notes:

(1)	DU means Delivery Units; CC means Competency Centers; PC means Product Centers; DC means Data Centers;

(2)	Telvent Canada subleases 735.8 square meters (7,920 square feet) to Anthony Clark and subleases 6,601 square feet to the Mental Health Commission of Canada.

(3)	The landlord of the Telvent USA offices in Fort Collins is completing the construction of an addition to the building which will be included in the lease. The expiration date of the lease is 6.5 years from the date a certificate of occupancy is issued by the appropriate municipal government authority in Fort Collins.

(4)	The landlord of the Telvent DMS offices in Novi Sad is completing the construction of the building which will be occupied by Telvent DMS under the lease. The expiration date of the lease is 6 years from the date a certificate of occupancy is issued by the appropriate municipal government authority in Novi Sad.

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
Overview
     We are a leading real time IT solutions and information provider for a sustainable world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     We also deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region and the Middle-East and Africa region.
     Our business is organized in three primary ways: across segments, across geographic areas and across information technology solutions.
     Our goal is to ensure continued growth, maximize profitability and provide added value to our investors and customers. In order to achieve this, we focus on several critical areas that we believe are the core of our business activities:
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
     During 2009, our Transportation segment suffered from the general worldwide economic slowdown and crisis that disrupted the global markets during the third quarter of 2008. Specifically, government agency and municipality budgets continued to experience severe pressure, while private sector investments continued to slow down. This translated into significant delays in the project bidding and award processes in many regions, which impacted our bookings and our generation of new revenues. During the year 2010 we have observed a slow recovery trend in this segment, as evidenced by a positive fourth quarter. Although revenues in Transportation did not grow in 2010, we have noted signs of recovery such as a growth in bookings, which grew by 14% year over year, and in pipeline. This allowed us to start 2011 with a more optimistic position, especially in North America and Latin America. Spain continues to remain resilient, due to our strong presence in the region and to a revenue mix where recurrent operating and maintenance projects are significant, but we remain conservative for the near future, given the macro-economic situation in Spain.
     On the other hand, in 2010 Energy has consolidated as our major revenue contributor, significantly increasing its contribution with a 34.1% in 2010, compared to 32.0% in 2009 and 29.8% in 2008, if we had applied SFAS 167 retrospectively (see Notes 2 and 9 to our consolidated financial statements). In Oil & Gas we have maintained a leadership position, strengthening the relationships with our customers in which we have presence and entering new countries where we did not have presence before. We continue to see good opportunities in 2011 within the Smart Grid space as well, where we are experiencing positive momentum with our Smart Grid Solutions Suite, that should benefit us given the shift in the smart grid industry towards full utility systems integration.
     Finally, as much of our business activity is concentrated in Spain (with approximately 35% of 2010 revenues generated there), our business and financial condition is largely dependent upon the general economic conditions in Spain, in particular in our Transportation and Global Services segments. Spain continues to experience adverse economic conditions, including high unemployment and government spending cuts, which we believe could adversely affect results from our operations in the near future.
     In order to deal with these challenges, we are continuously developing new ideas, evaluating alternative courses of action, and investing in research and development.
     Our Energy and Transportation segments accounted for 34.1% and 26.9% of our revenues during the fiscal year ended December 31, 2010, 30.3% and 30.9% of our revenues during the fiscal year ended December 31, 2009 and 27.4% and 40.7% during the fiscal year ended December 31, 2008. If SFAS 167 had been applied retrospectively, the figures for Energy and Transportation would have been 32.0% and 27.7% in 2009 and 29.8% and 35.9% in 2008. Our three largest geographic regions are Europe, North America and Latin America, which accounted for 39.8%, 36.2% and 16.6%, respectively, of our 2010 revenues; 47.7%, 31.4% and 12.6%, respectively, of our 2009 revenues; and 51.0%, 18.4% and 17.9%, respectively, of our 2008 revenues.

     The following table sets forth certain of our statements of operations data for the years ended December 31, 2010, 2009 and 2008.

	Year		Year		Year
	Ended	Percentage	Ended	Percentage	ended	Percentage	Percentage	Percentage
	December	of 2010	December	of 2009	December	of 2008	Change	Change
	31, 2010	Revenues	31, 2009	Revenues	31, 2008	Revenues	2009-2010	2008-2009
	(Euros in thousands, except percentages and per share data)
Revenues	€723,856	100%	€791,053	100%	€724,613	100%	(8.5)%	9.2%
Cost of revenues	459,387	63.5	526,029	66.5	538,632	74.3	(12.7)%	(2.3)%

Gross profit	264,469	36.5	265,024	33.5	185,981	25.7	(0,2)%	42.5%
General and administrative	120,229	16.6	118,443	15.0	67,439	9.3
Sales and marketing	23,855	3.3	25,261	3.2	21,677	3.0
Research and development	10,375	1.4	14,079	1.8	19,067	2.6
Depreciation and amortization	35,416	4.9	29,981	3.8	14,561	2.0
Other allowances	18,035	2.5	—		—

Total operating expenses	€207,910	28.7	€187,764	23.7	€122,744	16.9
Income from operations	€56,559	7.8	€77,260	9.8	€63,237	8.7	(26.8)%	22.2%
Interest expense	(29,901)	(4.1)	(31,327)	(4.0)	(18,160)	(2.5)
Interest income	422		307		28
Other financial income (expense), net	7,147	1.0	(6,877)	(0.9)	(5,212)	(0.7)
Income from companies carried under the equity method	3,977	0.5	(71)		270
Other income (expense), net	—		(1,128)	(0.1)	(1,919)	(0.3)

Total other income (expense)	(18,355)	(2.5)	(39,096)	(4.9)	(24,993)	(3.4)

Income before income taxes	€38,204	5.3	€38,164	4.8	€38,244	5.3
Income tax expense (benefit)	(8,749)	(1.2)	(1,087)	(0.1)	6,890	1.0

Net income	46,953	6.5	39,251	5.0	31,354	4.3
Loss/(profit) attributable to non-controlling interests	(581)		(175)		(1,144)

Net income attributable to the parent company	€46,372	6.4	€39,076	4.9	€30,210	4.2	18.7%	29.3%

Add back
Convertible debt interest expense, net of tax (*)	7,731		—		—
Change in fair value of embedded call option, net of tax (*)	(13,537)		—		—

Adjusted net income attributable to the parent company for diluted EPS	€40,566	5.6	€39,076	4.9	€30,210	4.2	3.8%	29.3%

Basic net income attributable to the parent company per share	€1,38		€1.15		€1.00

Diluted net income attributable to the parent company per share	€1,06		€1.15		€1.00

Weighted average number of basic shares outstanding	33,723,197		33,985,411		30,096,995
Weighted average number of diluted shares outstanding	38,198,437		34,094,159		30,096,995

     During the year ended December 31, 2010, our Consolidated Statements of Operations was affected by the following non-recurring or unusual items:
•	Revenues in our Transportation and Global Services segments were significantly adversely affected from the application of SFAS 167 and the deconsolidation of most of the revenues from joint ventures which were consolidated during the years ended December 31, 2009 and 2008.

•	Revenues in our Global Services segment also were adversely affected by the sale of the internal IT outsourcing business sold to Abengoa effective January 1, 2010. This business contributed € 40.3 and € 26.0 million to revenues during the years 2009 and 2008, respectively, with no corresponding contribution in the year 2010.

•	Income from Operations in the year 2010, was adversely affected by the recognition of a one-time loss in the amount of € 18.0 million, recorded in “Other allowances” in the accompanying Consolidated Statement of Operations, related to a transportation project in Saudi Arabia. On August 28, 2010, we signed a settlement agreement with the customer pursuant to which the parties mutually agreed to exclude the violations enforcement system from Telvent Tráfico’s scope of work for the project. The parties mutually released all claims against each other relating to the enforcement portion of the project.

•	Other financial income in the year ended December 31, 2010, was positively affected by the change in fair value of the conversion option embedded in the Convertible Notes, that resulted in a gain amounting to € 19.3 million recognized in the accompanying Consolidated Statements of Operations. This conversion option’s change in fair value will continue to affect financial income or expense.

•	Income tax expense was positively affected by the reversal of a valuation allowance on tax credits for export activities in the amount of € 14,6 million, recognized in the accompanying Consolidated Statement of Operations for the year 2010, with no impact in 2009 (see Note 24 to our Consolidated Financial Statements).
Bookings and Backlog
     New contract bookings represent new signed contracts for the year, regardless of the stage of performance. New contract bookings in 2010 were € 790.6 million, a decrease of € 90.0 million, or (10.2)%, from new bookings of € 880.6 million in 2009. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     The reasons for this decrease in bookings year-over-year are the sale of the internal IT outsourcing division to Abengoa, which contributed bookings amounting to € 30.9 million to the year 2009 with no corresponding contribution in 2010, and the fact that in the third quarter of 2009 we signed the € 125 million Fortum AMI deployment project. Without considering these two effects, new bookings year-to-date organically increased by 9.1% from the same period of last year.
     Backlog as of December 31, 2010 was € 741.7 million, an increase of € 2.4 million, or 0.3% from a backlog of € 739.3 million as of December 31, 2009. Our backlog represents the portion of our signed contracts for which performance is pending. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 175.7 million as of December, 31, 2010, versus € 228.5 million in soft backlog at the end of fiscal 2009. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.
Acquisitions/Disposition
     In 2008, 2009 and 2010, acquisitions had an impact on our results of operations.
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
Acquisition of DTN Holding Company, Inc.
     On October 28, 2008, our subsidiary, Telvent Export, acquired all of the issued and outstanding shares of the capital stock of DTN, in accordance with a stock purchase agreement, dated September 15, 2008 among Telvent Export, DTN, the stockholders of DTN and GSC Recovery IIA, L.P., as Sellers’ Representative. Telvent DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and transportation. The results of operations of DTN Holding Company, Inc. are reflected in our results of operations for the full years 2010 and 2009 and for two months in 2008. (See “Item 10. Additional Information — Material Contracts” for more details about this acquisition).
Acquisition of certain assets of NDLC
     On February 3, 2009, our subsidiary, Telvent Farradyne signed an asset purchase agreement through which it acquired certain of the assets of NLDC, including NLDC’s proprietary back office/customer service center software solution called “TollPro” as well as NLDC’s interest in the license agreements and services contracts relating to NLDC’s back office systems delivered for the SR-91 toll collection system in Orange County, California. The purchase price for these assets was U.S. $1.5 million, of which U.S. $1.0 million was paid as of December 31, 2010. In addition, Telvent Farradyne also entered into a consulting services agreement under which Telvent will pay a total of U.S. $2.0 million by installments payable every six months starting July 1, 2009, of which U.S. $1.5 million was paid as of December 31, 2010, and an additional contingent payments of up to U.S. $0.5 million. In addition, Telvent will pay NLDC commission payments up to a maximum not to exceed U.S. $5.0 million in respect of contracts bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. As of December 31, 2010, our best estimate of the potential payments under these agreements amounted to U.S. $2.2 million (€ 1.7 million). As of December 31, 2010, we have recorded a liability of U.S. $1.8 million (€ 1.4 million) corresponding to the present value of such obligation in our consolidated balance sheets. Amounts have been recorded taking into consideration, on each closing date, the probability of such payment. The results of operations of NDLC have been included in our Transportation segment for the full year 2010 and for eleven months in 2009.
Disposition of certain assets of Telvent Outsourcing
     Effective January 1, 2010, our wholly-owned subsidiary, Telvent Outsourcing, sold certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services, to Simosa IT, S.A, a wholly-owned subsidiary of Abengoa. The sale also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L. (See “Item 10.C. Additional Information — Material Contracts” for more details about this disposition). The results of operations of this business are reflected in our Global Services segment for the full years 2009 and 2008, but not for the year 2010.
Segments and Geographic Information
     We have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture and Global Services. Our segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross margin. During the second quarter of 2010, we completed a cost allocation analysis on the segments contributed by Telvent DTN, and have, therefore, retroactively changed the margins reported in our Energy, Environment and Agriculture segments to more accurately reflect the profitability of each segment and to be consistent with current year reporting. Also, as described in Notes 2 and 9 to our Consolidated Financial Statements, effective January 1, 2010, we prospectively adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to SFAS No. 46R. The result of the adoption of this statement has been to stop consolidating most of our joint ventures, since these are jointly controlled with other venture partners.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: Electricity and Oil & Gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, air quality and hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the U.S. and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration, outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Year Ended December 31, 2010
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€246,748	€195,000	€59,986	€139,498	€82,624	€723,856
Gross Profit	€93,015	€47,570	€24,469	€39,443	€59,972	€264,469
Gross Margin	37.7%	24.4%	40.8%	28.3%	72.6%	36.5%

	Year Ended December 31, 2009
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€239,892	€244,430	€55,535	€173,715	€77,481	€791,053
Gross Profit	€76,284	€53,585	€24,887	€53,545	€56,723	€265,024
Gross Margin	31.8%	21.9%	44.8%	30.8%	73.2%	33.5%

	Year Ended December 31, 2008
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€198,364	€295,182	€46,951	€168,839	€15,277	€724,613
Gross Profit	€54,520	€59,132	€12,569	€48,799	€10,961	€185,981
Gross Margin	27.5%	20.0%	26.8%	28.9%	71.7%	25.7%
     As described in Note 2 to our Consolidated Financial Statements, effective January 1, 2010, the Company prospectively adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R. The result of the adoption of this Statement has been to stop consolidating most of the Company’s joint ventures, since these are jointly controlled with other venture partners. Had this statement been applied retrospectively, revenues and gross profit by segment for the periods ended December 31, 2009 and December 31, 2008 would have been as follows:

	Year Ended December 31, 2009
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€238,397	€206,762	€55,590	€167,039	€77,481	€745,269
Gross Profit	€76,283	€53,395	€24,889	€53,375	€56,723	€264,665
Gross Margin	32.0%	25.8%	44.8%	32.0%	73.2%	35.5%

	Year Ended December 31, 2008
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€196,832	€237,379	€46,647	€164,997	€15,277	€661,132
Gross Profit	€54,520	€58,666	€12,568	€48,830	€10,961	€185,545
Gross Margin	27.7%	24.7%	26.9%	29.6%	71.7%	28.1%
Energy

	Year Ended December 31,
	(Euros in thousands, except percentages)
	2010	2009	2008
Revenues	€246,748	€239,892	€198,364
Gross Profit	€93,015	€76,284	€54,520
Gross Margin	37.7%	31.8%	27.5%
Revenue growth rate over prior period	2.9%	20.9%	(13.0)%

     Revenues for the Energy segment amounted to € 246.7 million in 2010, compared to € 239.9 million in 2009. This 2.9% increase was mainly due to the continued strength of our Oil & Gas real time IT infrastructure solutions as well as the increased push globally by electric utilities to increase smart grid spending. In particular, we experienced great strength in our North American distribution management system (DMS) business, ongoing success with our European automatic metering infrastructure (AMI) business, as well as our increased exposure in Asia and Latin America with regards to both our Oil & Gas and Smart Grid activities.
     Gross margins in our Energy segment increased from 31.8% in 2009 to 37.7% in 2010. These improvements are primarily due to the continued integration of our refined fuels higher margin Software as a Service (SaaS) solutions coupled with a positive performance of our advanced DMS applications in our Smart Grid solution suite. Additionally, the increased contribution from maintenance contract renewals and operations extensions from our installed base where higher than average margins exist also helped to improve the gross margin for 2010. Generally, our gross margins continue to increase, as we focus on higher margin advanced applications in both Smart Grid and Oil & Gas and increase revenues from professional services contracts around IT security and regulatory demands.
     Backlog as of December 31, 2010 for the Energy segment amounted to € 334.3 million, which includes € 19.7 million of soft backlog.
Oil & Gas
     Revenues in our Oil & Gas business for the fiscal year 2010 were € 122.2 million, representing an increase of 7.9% when compared to revenues in 2009. The increase was primarily attributable to good business performance in Europe and Asia-Pacific, where we have been able to sign projects in new countries, such as Germany and France, and also due to the leadership position that we have been able to maintain for our Oil & Gas activities in North America, Latin America and Asia.
     In addition, gross margin increased from 34.8% in 2009 to 44.7% in 2010, mainly due to the fact that the synergies between our North America Oil & Gas business and Telvent DTN’s refined fuels and weather businesses, which are contributing to the improved margins in our Oil & Gas business overall. We also saw improvements in some ongoing projects in Latin America.
     North America continues to be the largest revenue contributor in our Oil & Gas sub-segment, accounting for more than 59% of our Oil & Gas revenues. Revenues reported in this region increased by 4.3%, from € 69.1 million in 2009 to € 72.1 million in 2010. We continue to have a large market share in this region which allows us to further develop key relationships with our large customer base. Extending our reach in the value chain towards the downstream refined fuels area further deepens our relationship with our large customers. With backlog projects with the world’s largest oil and gas companies and our broader solutions and services offerings, we continue to develop recurring revenue streams in this market segment and geography.
     Our Energy’s refined fuels business continued to perform well, with an increase in revenues in 2010 versus 2009 revenues of approximately 7.0%. This increase is partly attributable to growth in sales performance and a strong and growing backlog. Our refined fuels business has a dominant market share and long-standing customer relationships resulting in retention rates over 93%. Key contract wins during the year include contracting with one of the largest international oil companies and a member of the Fortune 100 to provide lifting controls in the U.S. and a contract with one of the largest multinational oil companies and a repeat Fortune 100 member to implement Telvent DTN Guardian 3 Terminal Automation Systems and Guardian Host. In addition, Telvent was selected by BP to assist if in managing their U.S. credit and product allocations through the implementation of Telvent DTN TABS.
     In Latin America, revenues for the fiscal year 2010 were € 30.4 million, compared to € 31.7 million in 2009. This decrease in revenue is mostly related to a weak fourth quarter experienced by our Oil & Gas activities in Mexico, which was partially offset by the strong performance in Brazil, where we increased our revenues by 59.8%. Finally, we also have signed new contracts in countries such as Colombia, among others, that have boosted revenues in the rest of the region.
     In our Asia-Pacific region, revenues in 2010 amounted to € 13.6 million, compared to € 9.4 million in 2009. This 44.7% increase in our business activity is mostly related to the good performance in China, where we are encouraged by the new opportunities that we have identified.

Electricity
     Our revenues for the Electric utility business for the twelve-month period ended December 31, 2010 were in line with those archived during the same period of 2009. The gross margin in this sub-segment in 2010 was 30.8%, compared to 27.2% in the 2009. The improvements in margins are related to our business in Spain and North America, where we have been able to increase our gross margins in 2010 as a result of deploying a higher percentage of our advanced solutions with higher value-added services.
     In Europe, our revenues for the electric utility sub-segment decreased from € 51.7 million in 2009 to € 47.2 million in 2010. This decrease in revenues was partially due to the prospective application of SFAS 167 in our financial statements for the period ended December 31, 2010 (see Note 28 of our Consolidated Financial Statements). As a result of this change, since January 1, 2010, we do not consolidate most of our joint ventures in the Energy segment that were consolidated until that date, which caused a decrease in our 2010 revenues. If SFAS 167 had been applied in 2009, revenues would have decreased by 6.0% from € 50.2 in 2009 to € 47.2 in 2010. This decrease in revenues was mainly due to delays in the contract awarding processes and lack of spending in the region. Finally, the end of the Vattenfall project had a strong influence on this decline in revenues in our electric sub-segment. However, for 2011, that decrease should be offset by increases in revenues from the Fortum project when we start the deployment phase next year.
     In North America, our Electric utility business revenues for the twelve-month period ended December 31, 2010 increased by 9.3%, from € 34.6 million in 2009 to € 37.8 million in 2010. The revenue increase was due in large part to the solid performance of our Smart Network (RTU) and Geographical Information System (GIS) business associated with Smart Grid projects. Additionally, we continued to gain traction as demand for our Distribution Management System (DMS) advanced application continued to grow. We believe that, as evidence by the higher pipeline of identified opportunities, the demand by utilities for the centralized control of the smart grid will lead to a greater demand of our DMS solution, which should provide for continued strength in this region.
     In Latin America, revenues in 2010 were € 33.9 million, compared to € 35.2 million reported in 2009. The main reason for the decrease in revenues was the lack of contracts from our smaller markets outside Brazil and Mexico. However, revenues from Brazil and Mexico significantly increased during 2010.
     In our Asia-Pacific region, where we have seen the expansion of the smart grid initiative in China and continue to believe that there is a strong growth potential, our Electric sub-segment revenues for our fiscal year 2010 amounted € 2.8 million.
     In our Middle East and Africa region, our Electric sub-segment revenues amounted to € 2.7 million, compared to € 5.9 million in 2009. We expect that large projects in this region will continue to cause year-over year fluctuations in revenues from this geography.
Transportation

	Year Ended December 31,
	2010	2009	2008
	(Euros in thousands, except percentages)
Revenues	€195,000	€244,430	€295,182
Gross Profit	€47,570	€53,585	€59,132
Gross Margin	24.4%	21.9%	20.0%
Revenue growth rate over prior period	(20.2)%	(17.2)%	19.6%
     Our Transportation segment revenues for the year 2010 decreased by 20.2% compared to the year 2009. Our gross margin for 2010 was 24.4%, compared to 21.9% in 2009. The significant decrease in revenues was mostly due to the prospective application of SFAS 167 in our financial statements for the period ended December 31, 2010 (see Note 28 of our Consolidated Financial Statements). As a result of this change, since January 1, 2010, we do not consolidate most of our joint ventures in the Transportation segment that were consolidated until that date, which caused a significant decrease in our revenues. If SFAS 167 had been applied in 2009, revenues would have decreased by 5.7% from € 206.8 in 2009 to € 195.0 in 2010. In 2010, our Transportation segment continued to be impacted by the pressure from government agency and municipality budget reductions accompanying the general worldwide economic slowdown. Additionally, as indicated in previous quarters, this decrease in revenues is a direct consequence of the reduction of the year-over-year revenue contribution from our Automatic Traffic Violation Administering and Monitoring (ATVAM) project in Saudi Arabia, from which we recognized a one-time loss amounting to approximately € 18.0 million during the second quarter of 2010 related to the termination of the enforcement portion of the project in light of technical disagreements; however we will continue with the urban traffic management part of the project.
     Gross margins in our Transportation segment increased from 21.9% in the fiscal year 2009 to 24.4% in 2010, mainly due to the prospective application of SFAS 167 on our financial statements for the twelve-month period ended December 31, 2010. If SFAS 167 had been applied in 2009, gross margin would have been 25.8% for the fiscal year, 2009.

     In Europe, where the majority of our projects currently are being performed in Spain, revenues for the year 2010 decreased by 29.5% from € 132.9 million in 2009 to € 93.7 million in 2010. The adoption of SFAS 167 played a large part in this revenue decline, as a large portion of our revenues are derived from joint ventures in this segment. If SFAS 167 also had been applied in 2009, revenues in Europe in 2010 would have decreased by 1.7%. The slight decrease in revenues was mostly due to budget pressure that government agencies and municipalities budgets continue to experience and the slowdown in investments from the private sector. We continue to remain cautious with regard to our European transportation business given the budget pressure, as well as the cutbacks on non-essential public works projects.
     In North America, our 2010 revenues were € 43.8 million, compared to € 43.3 million in 2009. This slight increase in revenues was mainly due to the strong fourth quarter that our Transportation activities experienced in the region, which demonstrated that our business is improving gradually quarter-after-quarter. Additionally, new bookings in the region have grown significantly in 2010 in comparison to 2009, which provides a positive outlook for revenues going forward.
     In Latin America, our revenues increased by 31.6% from € 29.4 million in 2009 to € 38.7 million in 2010. The increase in revenues was mainly due to our strong performance and customer relationships in Brazil, where we have signed several strategic contracts throughout the year, such as the contract with Rodoanel Oeste to implement the monitoring and safety control system in tunnels in São Paulo, the contract with the Department of Infrastructure and Transportation of Brazil to supply and install a control system for the Morro Alto tunnels, a project awarded by the city of Rio de Janeiro to provide our a SCADA system for its water distribution network.
     In the Asia-Pacific region, our revenues for 2010 were € 8.3 million, compared to € 13.6 million in 2009. The decrease was mainly due to the slowdown of contract awards throughout the year. We expect bookings to materialize in this region throughout 2011 in countries like India and China, where we have already begun to experience an increased momentum with recent contract awards such as a new traffic control project in Beijing.
     In the Middle-East and Africa region, our revenues in 2010 were € 10.5 million, compared to € 25.3 million for the year 2009. The primary reason for this decline, as previously mentioned, was the technical disagreements encountered in our ATVAM project in Saudi Arabia. On August 28, 2010, we signed a settlement agreement with the customer pursuant to which the parties mutually agreed to exclude the violations enforcement system from Telvent Tráfico’s scope of work for the project. Apart from that, we were able to sign an additional contract in the region with our customer Saudi Orger, for an ITS project that includes the implementation of the Telvent SmartMobilityTM Road system to manage six kilometers of highway, including four tunnels in Riyadh.
     Backlog as of December 31, 2010 for the Transportation segment amounted to € 278.8 million, including € 45.3 million of soft backlog.
Environment

	Year Ended December 31,
	2010	2009	2008
	(Euros in thousands, except percentages)
Revenues	€59,986	€55,535	€46,951
Gross Profit	€24,469	€24,887	€12,569
Gross Margin	40.8%	44.8%	26.8%
Revenue growth rate over prior period	8.0%	18.3%	22.5%
     Revenues in our Environment segment increased by 8.0% in 2010, compared to the previous year. The increase in revenues was mostly due to the strong fourth quarter experienced by our environment business in North America, Latin America and Middle East and Africa regions. Gross margin for our Environment segment in 2010 was 40.8%, compared to 44.8% in gross margin in 2009.
     Revenues in Europe were € 17.0 million in 2010, compared to € 19.8 million in the previous year. This represents approximately 28% of our total Environment segment 2010 revenues. Most of the revenues in this region are generated in Spain. This percentage is gradually decreasing as we continue to grow in other geographic regions. The revenue decrease experienced in this region was mainly due to the economic slowdown experienced in Europe, and more intensely in Spain, during 2010, with governmental agencies reducing their investment budgets. However, recurring maintenance and operation contracts, which represent a significant portion of our revenues in Europe, have been renewed consistently and we have signed several major contracts, that should provide us with a stable revenue stream in the region for the near future. Finally, with regard to the expansion of our weather forecasting services, we currently are able to offer our solutions in Europe, which also should represent a growth driver for the future.

     In North America, our revenues, which represent approximately 44% of the total Environment segment revenues in 2010, increased from € 23.5 million in 2009 to € 26.1 million in 2010. With regard to our water management activities, we continue to base our growth strategy around advanced water management solutions for water authorities and municipalities. We expect that the recent projects awarded to us relating to upgrading and replacing water systems in the U.S. should result in significant revenues in the coming quarters. On the other hand, in our weather information and forecasting services business, we have experienced a 2% growth period over period. In addition, our sales production, or the net annualized value of new contracts, during 2010 improved by 54% year over year, while our revenue retention rate improved from 85.6% in 2009 to a record level of 88.9% in 2010. Both our traditional markets segment and the premium segment grew in sales production and retention in 2010, but bigger improvement was experienced in our growing Energy, Transportation and Aviation subsegments. As a result of the increased performance in bookings and retention, the outlook for revenue growth in Weather Services in 2011 is positive.
     Our recurring commercial-grade weather information services represent now 77% of total revenues in the North America region, and a 35% of the total revenues in our Environment segment.
     In the Middle-East and Africa region, our revenues for the twelve-month period ended December 31, 2010 amounted to € 13.5 million, compared to € 9.7 million in the same period of 2009. Our Water SCADA and efficiency applications project in Libya for the Great Man-Made River Authority generated significant revenues in 2010 along with the water management systems for Kahramaa in Qatar. In early 2011, our operations in Libya were disrupted by the ongoing political uprising. Work on our Water SCADA and efficiency applications project in Libya for the Great Man-Made River Authority was suspended and we evacuated all of our non-Libyan employees and their families. On the other hand, the meteorological systems for civil aviation in Kuwait have provided us with a strong revenue stream.
     In Latin America, revenues significantly increased from € 0.8 million in 2009 to € 2.3 million in 2010, mainly due to the execution of our Water SCADA projects for the Cali (Colombia) Water utility and for the Rio de Janeiro Water & Wastewater Company (CEDAE) in Brazil. We believe the outlook in this region is positive for 2011, especially in Brazil, where the bigger cities are increasing the demand for automation and efficient management of water transmission pipelines and distribution networks.
     In 2010, approximately 52% of the total segment revenues were generated in our weather systems & services business, while approximately 48% was generated in water management systems and services for utilities and municipalities.
     Backlog in our Environment segment was € 66.0 million as of December 31, 2010, including € 10.5 million in soft backlog.
Agriculture

	Year Ended December 31,
	2010	2009	2008
	(Euros in thousands, except percentages)
Revenues	€82,624	€77,481	€15,277
Gross Profit	€59,972	€56,723	€10,961
Gross Margin	72.6%	73.2%	71.7%
Revenue growth rate over prior period	6.6%	407.2%	100.0%
     Almost 100% of the revenues in our Agriculture segment are generated in North America and principally arise from the sale of critical agricultural business information and real-time market data solutions to top farm producers and agribusinesses, along with a smaller portion of advertising revenue from our media segment, including The Progressive Farmer publication.
     Our Agriculture segment contributed revenues of € 82.6 million for the twelve-month period ended December, 2010, representing a 6.6% increase from the same period of 2009. This segment, which is over 90% subscription-based, has revenue subscription retention rates of approximately 89.2% resulting in lower costs of sale, and hence, higher gross margins than the rest of our segments. Overall results from our Agriculture segment during the twelve-month period of 2010 were solid, showing the stability and resilience of this business, with continued success in upgrading existing customers and sales to risk management customers.
     We have over 557,000 subscribers to our business information in our Agriculture segment, including approximately 35,000 of the largest farm producers who are paying for premium content, almost 14,200 originators including the top elevators, ethanol plants and feedlots, and almost 3,900 agribusiness customers using our risk management platform. Total number of subscribers decreased with respect to 2009, when we had 580,000 subscribers, due to the elimination of non-core subscribers to The Progressive Farmer publication. Originators decreased due to overall consolidation in the local agribusiness segment. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill, along with the majority of the top corn and soybean producers in the United States. During 2010, transactions involving more than 113 million bushels of grain were transacted, compared to 63 million in 2009, through our grains trading portal between our 1,000 agribusiness portal locations and our over 29,000 registered portal producers.

     Backlog in our Agriculture segment was € 68.4 million as of December 31, 2010, including € 29.7 million of soft backlog.
Global Services

	Year Ended December 31,
	2010	2009	2008
	(Euros in thousands, except percentages)
Revenues	€139,498	€173,715	€168,839
Gross Profit	€39,443	€53,545	€48,799
Gross Margin	28.3%	30.8%	28.9%
Revenue growth rate over prior period	(19.7)%	2.9%	52.0%
     Our Global Services revenues for the twelve-month period ended December 31, 2010 were € 139.5 million compared to € 173.7 in the same period of 2009. This decrease year-over-year was due to the sale of the internal IT outsourcing business, which was sold to Abengoa effective January 1, 2010, and also due to the prospective application of SFAS 167 in the financial statements of the twelve month period ended December 31, 2010 (see Note 28 to our Consolidated Financial Statements). As a result of this accounting change, since January 1, 2010 we do not consolidate most of our joint ventures in the Global Services segment that were consolidated until that date, which has contributed to the decrease in our revenues. If SFAS 167 had been applied in 2009 and without considering the contribution of the Abengoa internal IT outsourcing business that we sold, revenues in the twelve month period ending December 31, 2010 organically increased 10.1%, from € 126.7 million in 2009 to € 139.5 million in the same period of 2010. Gross margin in our Global Services segment decreased from 30.8% in the twelve month period ended December 31, 2009 to 28.3% in the same period of 2010.
     We have been able to achieve organic revenue growth during 2010 mainly due to our continued expansion in new markets in Latin America, as well as the resilience that our business is showing in Spain, despite the challenges that we are facing there, where we are being impacted by an ongoing slow-down in business activity coming from the public administrations while we also are facing a very competitive market situation in Spain, with local competitors being very aggressive on pricing.
     On the other hand, we are optimistic about our further expansion into Latin America and North America. We expect to have an increased contribution from these geographies in 2011. This should allow us to offset part of this risk in Spain and establish a base for further geographic diversification.
     Total backlog in our Global Services segment as of December 31, 2010 amounted to € 169.9 million, which includes € 70.5 million of soft backlog.
Geographic Information
     The following table identifies our revenues by region during 2010, 2009 and 2008, and the percentage change per selected region for the periods presented.

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2010	2009	2008	2009 – 2010	2008 – 2009
	(Euros in thousands, except percentages)
Europe	€288,392	€377,375	€369,593	(23.6)%	2.1%
North America	261,978	248,310	133,142	5.5%	86.5%
Latin America	120,326	99,566	129,880	20.9%	(23.3)%
Asia-Pacific	25,991	23,972	27,496	8.4%	(12.8)%
Middle East and Africa	27,169	41,830	64,502	(35.0)%	(35.2)%

Total	€723,856	€791,053	€724,613

Results of Operations
Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2010	2009	2009-2010
(Euros in thousands, except percentages)
€ 723,856	€ 791,053	(8.5)%

     Our revenues in the year 2010 have been significantly affected by the adoption of SFAS 167 when compared to the revenues in 2009. As explained in Note 2 to our Consolidated Financial Statements, SFAS 167 became effective on January 1, 2010, and has resulted in the deconsolidation of most of the joint ventures that were consolidated until December 31, 2009. If SFAS 167 had been applied in 2009, our revenues for the year 2009 would have amounted to € 745.3 million.
     We achieved organic growth of 3.9% year over year, when excluding the revenues from the internal IT outsourcing business that we sold to Abengoa effective January 1, 2010. This IT services business contributed € 40.3 million to revenues during the year ended December 31, 2009, with no corresponding contribution 2010.
     The Energy segment has continued to be our growth driver and our largest revenue contributor. Oil & Gas is performing very well, while our Electric sub-segment continues to have solid momentum in the market, with software applications in our Smart Grid Suite, that should benefit us given the shift in the smart grid industry towards full utility systems integration. The solid performance in our Energy segment during 2010, has also been coupled with organic growth achieved in Global Services, Environment and Agriculture.
     On the other hand, our revenues were affected by the weak performance in our Transportation segment, where we are still suffering from a decrease in public spending in regions other than Spain and North America. However, we are seeing signs of recovery with North America experiencing significant growth in bookings in the fourth quarter and Brazil offering significant opportunities. In Spain, the Transportation segment has remained resilient in 2010, but we are cautious regarding its future, due to the economic situation in Spain.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2010	December 31,	2009	change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ 459,387	63.5%	€ 526,029	66.5%	(12.7)%
     Cost of revenues decreased as a percentage of revenues period-to-period and, therefore, although gross margins decreased from 2009 to 2010, gross margin as a percentage of revenue increased in 2010.
     This increase in gross margin as a percentage of revenues was due in part to the deconsolidation of most of our joint ventures that were consolidated until December 31, 2009, after SFAS 167 became effective January 1, 2010. Joint ventures generally contribute with lower margins than the rest of our business. Had SFAS 167 been applied retrospectively, gross margin in 2009 would have represented a 35.5% of our revenues, and cost of revenues would have amounted to 64.5%.
     In addition, gross margins as a percentage of revenues in 2010 when compared to 2009 also increased due to the partial transition of our business model from systems to Software as a Service, increasing the volume of information services we provide now to our customers in Telvent’s traditional activities, and also, due to some improvements achieved in the gross margins of some projects in Latin America.
     In our Energy segment, margins continued to expand from 31.8% in 2009 to 37.7% in 2010 mainly due to a higher percentage of revenues from high value added solutions and services such as weather forecasting services that we are now able to provide in an integrated offering to our Energy customers. On the other hand, in Transportation, if SFAS 167 had been applied retrospectively, gross margins would have decreased from 25.8% to 24.4%, due to the market pressure we have been experiencing in this segment.
General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2010	December 31,	2009	change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ 120,229	16.6%	€ 118,443	15.0%	1.5%

     General and administrative expenses in the year 2010 were significantly affected by a restructuring of our Global Services and Transportation segments in the third quarter. The impact of non-recurrent expenses due to this restructuring amounted to approximately € 2.6 million. Although this had a negative impact on our operating margins in the third quarter, we have worked aggressively on solving efficiency issues in these two segments, which resulted in improvements in the fourth quarter of the year 2010.
Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2010	December 31,	2009	change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ 23,855	3.3%	€ 25,261	3.2%	(5.6)%
     Our sales and marketing expenses remained stable as a percentage of revenues in the year 2010 when compared to the previous year. Marketing efforts were carried out in our Electric sub-segment to take advantage of the momentum in the Smart Grid space and commercial efforts are being made in Brazil, where we are seeing solid performance and opportunities. Additionally, we continue to carry out significant sales efforts in Transportation in North America to improve from the slowdown experienced in 2009, resulting in new bookings signed in the fourth quarter of the year, representing a 815.7% increase with respect to the three-month period ended December 31, 2009.
Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2010	December 31,	2009	change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ 10,375	1.4%	€ 14,079	1.8%	(26.3)%
     Our research and development expenses decreased as a percentage of revenues in the year 2010, compared to 2009 mainly due to the fact that certain of our Smart Grid R&D efforts are now carried out through Telvent DMS, an equity method investment where a large investment is being made on our Distribution Management System solution. This decrease was also due to the fact that we have capitalized certain of our software development efforts as a result of a change in business strategy, moving partially away from a “customized” software solution per customer to a “productized” software development that is expected to provide future economic benefits through many future projects. We expect to continue to optimize our research and development expenses as we increase our focus on high-growth, high-margin products and technology, in line with our strategy to expand solutions to include information services, including Software as a Service (SaaS) while leveraging our deep market knowledge and distinctive technology.
Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2010	December 31,	2009	change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ 35,416	4.9%	€ 29,981	3.8%	18.1%
     Our depreciation and amortization expense increased from the twelve-month period ended December 31, 2009, to the same period of 2010 mainly due to an increase in the amortization of intangible assets, as a result of the amortization of capitalized software both for internal use and to be sold as part of our bundled service solutions, and to an increase in the amortization of property, plant and equipment mainly due to the acquisition of computer equipment by our subsidiary Telvent DTN. The amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as customer relationships, customer backlog, purchased software technology and trade names amounted to € 16.0 million in 2010 and € 15.4 million in 2009.
Other Allowances

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2010	December 31,	2009	change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ 18,035	2.5%	€ —	—%	N.A.

     The amount recorded in “Other allowances” corresponds to a one-time loss related to a Transportation project in Saudi Arabia. This was a project to provide the integration of a number of law enforcement, traffic management and security systems to improve traffic safety and mobility in three major areas in Saudi Arabia. At the end of 2009, a dispute arose with the customer regarding the enforcement part of the project, which involves equipment that was subcontracted by Telvent. On August 28, 2010, we signed a settlement agreement with the customer pursuant to which the parties mutually agreed to exclude the violations enforcement system from Telvent Tráfico’s scope of work for the project. As of June 30, 2010, our negotiations were close to their final outcome, so a one-time loss amounting to € 18.0 million was booked in “Other allowances” in the Consolidated Statements of Operations for the period ended June 30, 2010, affecting our year ended December 31, 2010.
Financial Income (Expense), Net

	Year Ended	Percentage of	Year Ended	Percentage	Percent
	December 31,	2010	December 31,	of 2009	Change
	2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
Interest Expense	€(29,901)	(4.1)%	€(31,327)	(4.0)%	(4.6)%
Interest Income	€422	—%	€307	—%	37.5%
Other financial income (expense), net	€7,147	0.1%	€(6,877)	(0.9)%	(203.9)%
     In 2010, we refinanced the majority of our debt, replacing the credit agreement with Goldman Sachs Credit Partners with the Convertible Notes issued in April 2010 and signing a new syndicated loan facility that replaced the original syndicated facility and other debt instruments.
     In the year 2010, interest expense decreased slightly when compared to year 2009, mainly due to the decrease in interest from advance payments and from our factoring agreements, as a result of the lower volume of both activities. Interest under our agreements with related parties increased in 2010 compared to 2009 due to a higher average amount borrowed under our credit agreements with Abengoa to finance our working capital during the year. However, the balance as of December 31, 2010, of € 21.8 million, is significantly lower than the balance as of December 31, 2009 which amounted to € 94.8 million when we exclude the balance corresponding to the IT outsourcing division sold to Abengoa. Interest expense with banks and bondholders in 2010, considered as a whole, remained stable when compared to interest expense with banks in 2009.
     Other financial expenses in the year 2010 were significantly affected by the change in fair value of the conversion option embedded in the convertible notes that resulted in a gain a of € 19.3 million, considering both the change in fair value (amounting to € 20.4 million income) and the exchange rate differences (amounting to € 0.9 million expense), with no contribution in the same period of 2009. Other financial expenses also include the amortization of the initial value of the mentioned call option, which amounted to € 4.9 million, realized and unrealized foreign exchange rate differences, the effect of the fair value of interest rate derivatives, financial guarantee expenses and other miscellaneous expenses.
Other income (expense)

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2010	December 31,	2009	change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ —	—%	€ (1,128)	—%	—%
     Other income (expense) for the year ended December 31, 2009 mainly includes one-time charges recognized by our subsidiary, Telvent Australia, in connection with certain projects, and payments made by our subsidiary, Telvent Brasil, for non-recurrent tax penalties.
Income tax expense (benefit)

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2010	December 31,	2009	change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ (8,749)	(1.20)%	€ (1,087)	(0.1)%	704.9%

     Income tax expense (benefit) for the year ended December 31, 2010 was positively affected by the reversal of a valuation allowance on tax credits for export activities in the amount of € 14.6 million, recognized in the accompanying Consolidated Statement of Operations for the year 2010. In 2009, income tax expense was also a benefit mainly due to the positive impact of export activities tax credits and research and development tax credits. This effect was partially offset by a valuation allowance recorded in 2009, as in that moment we considered more likely than not that some of these tax credits would not be recovered in the future. In the upcoming years, we expect our effective tax rate to be in significantly higher levels. See Note 24 to our consolidated financial statements for further details.
Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2009	2008	2008-2009
(Euros in thousands, except percentages)
€ 791,053	€ 724,613	9.2%
     The increase in our revenues for the year ended December 31, 2009 compared to the corresponding period in 2008 was primarily due to increases in our Energy, Environment and Global Services segments, and the full-year incorporation of our new segment, Agriculture, resulting from our acquisition of DTN. Telvent DTN contributed € 127.2 million in revenues for the year ended December 31, 2009, with a contribution of € 25.3 million in the same period of 2008. On the other hand, our Transportation segment suffered significantly in the year 2009, with revenues decreasing by 17.0%, caused by expected decreases in Latin America, a project dispute issue in Saudi Arabia, and a lower than expected contribution from North America, caused by delays suffered as a result of a change in contracting priorities from customers.
In the year ended December 31, 2009 we also consolidated additional revenues of € 23.5 million relating to other joint venture partners, and € 53.6 million in the corresponding period of the prior year.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 526,029	66.5%	€ 538,632	74.3%	(2.3)%
     Cost of revenues decreased as a percentage of revenues for the year ended December 31, 2009, and gross margins as a percentage of sales increased over the corresponding period in 2008 in all of our five segments. This improvement in margins was due in part to the fact that that we incorporated a new business model in our company after the acquisition of Telvent DTN in October 2008. Approximately 16% of our revenues in 2009 were generated through a recurring subscription-based business model, which is more scalable than our traditional control and monitoring system implementation business. Information services, which contributes with significantly higher margins than systems sales, are being provided in our Energy, Environment and Agriculture segments since 2009. In addition, our continuous efforts to provide higher value-added services and solutions in all our segments, which contribute higher margins, have increased our gross margins.
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

General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 118,443	15.0%	€67,439	9.3%	75.7%
     Our general and administrative expenses increased significantly from 2008 to 2009, mainly as a result of the consolidation of general and administrative costs from Telvent DTN which contributed € 48.0 million in the year ended in December 31, 2009 with a contribution of € 8.9 million in 2008.
Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 25,261	3.2%	€21,677	3.0%	16.5%
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
Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 14,079	1.8%	€19,067	2.6%	(26.2)%
     Our research and development expenses decreased as a percentage of revenues for the year ended December 31, 2009 due to the incorporation of revenues from Telvent DTN, with no corresponding research and development costs, and due to the capitalization of certain of our software development efforts.
Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 29,981	3.8%	€14,561	2.0%	105.9%
     Our depreciation and amortization expense significantly increased in the year ended December 31, 2009 compared to 2008, mainly due to the amortization of intangible assets identified in the purchase price allocation of Telvent DTN, which was finalized in the fourth quarter of 2009. The amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as customer relationships, customer backlog, purchased software technology and trade names amounted to € 7.2 million for the year ended December 31, 2009 and € 5.8 million for the prior year.

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
     Other financial income (expense) corresponded mainly to realized and unrealized foreign exchange rate differences, the effect of the fair value of interest rate derivatives and expenses corresponding to financial guarantees.
Other income (expense)

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ (1,128)	(0.1)%	€(1,919)	(0.3)%	(41.2)%
     Other income (expense) for the year ended December 31, 2009 mainly included one-time charges recognized by our subsidiary, Telvent Australia in connection with certain projects and payments made by our subsidiary, Telvent Brasil, for non-recurrent tax penalties.
     Other income (expense) for the year ended December 31, 2008 corresponded to losses recognized by our subsidiary, Telvent Brasil, in connection with a project with the local government of the city of Salvador de Bahia.
Income tax expense (benefit)

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2009	December 31,	2008	change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ (1,087)	(0.1)%	€6,890	1.0%	(115.8)%
     In 2009, income tax expense was a benefit mainly due to the positive impact of export activities tax credits and research and development tax credits. This effect was partially offset by a valuation allowance recorded in that year, as in that moment we considered more likely than not that some of these tax credits would not be recovered in the future. In 2008, income tax expense was only affected by research and development tax credits, that have remained stable during the last years. See Note 24 to our consolidated financial statements for further details.
Impact of Inflation
     We historically have not been affected materially by inflation in our core geographies.

Impact of Foreign Currency Fluctuations
     We are exposed to exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which our subsidiaries operate. As a general policy, we generally hedge our currency risk on a project specific basis. As a result, we have not been materially affected by foreign currency functions (“Item 11 — Quantitative and Qualitative Disclosures about Market Risk”).
B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity
     Management believes that our available cash and cash equivalents and cash flow from our ongoing operations together with the credit arrangements referred to below under “Credit Arrangements and Loan Facilities” will be sufficient to finance our working capital needs for the foreseeable future. If we have a need in the future for additional liquidity, we will seek to obtain additional or increased lines of credit from Abengoa or third-party lenders.
Operating Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2010	2009	2008	2009 – 2010	2008 – 2009
	(Euros in thousands)
Net cash provided by (used in) operating activities	€9,987	€21,038	€43,138	(52.5)%	(51.2)%
     For the year ended December 31, 2010, net cash provided by operating activities was € 10.0 million, compared with € 21.0 million for the year ended December 31, 2009. We had € 7.3 million of non-cash adjustments to net income for the year ended December 31, 2010, including depreciation and amortization charges of € 35.5 million, compared with € 34.6 million of non-cash adjustments to net income, including € 32.1 million of depreciation and amortization charges, for the year ended December 31, 2009. We also included a non-cash adjustment of € (2.2) million related to net foreign currency exchange losses, compared with € 9.3 million of foreign currency exchange gains for year ended December 31, 2009. Additionally, we added back € 1.1 million and € 2.5 million to net income in 2010 and 2009, respectively, as a result of the stock and extraordinary variable compensation plans in 2010, adjusted € (27.0) million and € (17.0) million in 2010 and 2009 respectively, for deferred income taxes, adjusted € 3.1 million in 2010 and € 1.4 million in 2009 related to our allowance for doubtful accounts and adjusted € 17.3 and € 4.2 million for interest accrued and not paid under our credit facilities in 2010 and 2009, respectively, € (4.0) million and € 0.0 million, respectively, of income from investments carried under the equity method, € 2.2 million and € 1.9 million, respectively, of earn-out on acquisitions. Finally, we adjusted € (19.3) million related to the change in fair value of the call option embedded in convertible debt in 2010.
     Working capital and temporary joint ventures used € 43.7 million of our operating cash for the year ended December 31, 2010 compared with € 52.7 million used for the year ended December 31, 2009. In 2010, we had a decrease in our operating cash of € 5.7 million due to the deconsolidation of joint ventures as a result of the adoption of SFAS 167. Changes in operating assets and liabilities contributed to a decrease in operating cash-flow primarily due to the increase in our accounts and other long-term receivables of € 54.6 million, in other tax receivables of € 11.4 million, in our unbilled revenues of € 1.9 million, in our related parties receivables of € 14.5 million and in other assets of € 1.0 million, and to the decrease in our accounts payable of € 9.3 million, in our accrued and other liabilities of € 0.2 million and the decrease in the incorporation of our temporary consortium’s working capital of € 1.4 million. These changes were partially offset by the increase in our billing in excess of cost and estimated earnings on uncompleted contracts of € 16.2 million, in our income and other tax payable of € 17.0 million and in our related parties payable of € 15.6 million, as well as a decrease in our inventory of € 7.7 million.
     For the year ended December 31, 2009, net cash provided by operating activities was € 21.0 million, compared with € 43.1 million for the year ended December 31, 2008. We had € 34.6 million of non-cash adjustments to net income for the year ended December 31, 2009, including depreciation and amortization charges of € 32.1 million, compared with € 16.2 million of non-cash adjustments to net income, including € 14.9 million of depreciation and amortization charges, for the year ended December 31, 2008. We also included a non-cash adjustment of € 9.3 million related to net foreign currency exchange gains, compared with € (3.0) million of foreign currency exchange losses for year ended December 31, 2008. Additionally, we added back € 2.5 million and € 1.8 million to net income in 2009 and 2008, respectively, as a result of the stock and extraordinary variable compensation plans in 2009 and to the stock compensation plan in 2008, adjusted € (17.0) million and € (2.8) million in 2009 and 2008 respectively, for deferred income taxes, adjusted € 1.4 million in 2009 and € 2.3 million in 2008 related to our allowance for doubtful accounts and adjusted € 4.2 and € 2.0 million for interest accrued and not paid under our credit facilities in 2009 and 2008 respectively, and adjusted € 1.9 million of earn-out on acquisitions.
     Working capital and temporary joint ventures used € 52.7 million of our operating cash for the year ended December 31, 2009, compared with € 3.3 million used for the year ended December 31, 2008. Changes in operating assets and liabilities contributed to a decrease in operating cash flow primarily due to the increase in unbilled revenues of € 94.5 million, a € 14.0 million increase in related parties trade receivable, a € 7.3 million increase in other tax receivable, a € 3.2 million decrease in income and other tax payable, a € 2.8 million decrease in accrued and other liabilities, a € 0.5 million decrease in related parties payable and the incorporation of temporary consortium’s working capital of € 1.3 million. These changes were partially offset by the increase in our billing in excess of cost and estimated earnings on uncompleted contracts of € 15.3 million and in our accounts payable of € 13.8 million, the decrease in our inventory of € 0.6 million, and a € 41.2 million decrease in accounts and other long term receivables.
     For the year ended December 31, 2008, net cash provided by operating activities was € 43.1 million, compared with € 13.9 million for the year ended December 31, 2007. We had € 16.2 million of non-cash adjustments to net income for the year ended December 31, 2008, including depreciation and amortization charges of € 14.9 million, compared with € 9.0 million of non-cash adjustments to net income, including € 10.9 million of depreciation and amortization charges, for the year ended December 31, 2007. We also included a non-cash adjustment of € (3.0) million related to net foreign currency exchange gains, compared with € 1.3 million of foreign currency exchange losses for year ended December 31, 2007. Additionally, we added back € 1.8 million and € 1.7 million to net income in 2008 and 2007, respectively, as a result of the stock and extraordinary compensation plans in 2008 and to the stock compensation plan in 2007, adjusted € (2.8) million and € (4.8) million in 2008 and 2007, respectively, related to deferred income taxes, adjusted € 2.3 million in 2008 and € (0.4) million in 2007 related to our allowance for doubtful accounts, and adjusted € 2.0 million in 2008 related to interest accrued and not paid under our credit facilities. Working capital and temporary joint ventures used € 3.3 million of our operating cash for the year ended December 31, 2008, compared with € 20.0 million used for the year ended December 31, 2007. Changes in operating assets and liabilities contributed to a decrease in operating cash flow primarily due to the increase in unbilled revenues of € 27.6 million, a € 13.7 million increase in billings in excess of costs and estimated earnings and an € 11.2 million increase in accounts and other long term receivables. These changes were partially offset by the increase in our accounts payable, accrued and other liabilities and related parties trade payable of € 34.5 million, the € 8.9 million decrease in related party trade receivables and other assets, a decrease in inventory of € 4.9 million and the incorporation of temporary consortium’s working capital of € 0.9 million.
Investing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2010	2009	2008	2009 – 2010	2008 – 2009
	(Euros in thousands)
Net cash provided by (used in) Investing activities	€(44,846)	€(21,328)	€(153,500)	110.3%	86.1%
     Net cash used by Investing activities totaled € 44.8 million in 2010. We used € 0.7 million as part of our scheduled payments in connection with the acquisition of NLDC and € 13.4 million to pay out the indemnity escrow, to pay a portion of the Employee Stockholder Deferred Proceeds to departed employees and to pay post-closing adjustments under the stock purchase agreement of Telvent DTN. We also used € 1.0 million related to the joint venture agreement signed with the DMS Group, € 13.6 million for the purchase of property, plant and equipment and € 19.5 million for investments in intangible assets. Our investment in intangible assets includes € 8.2 million of investment in software to be marketed or sold as part of our bundled service solutions, € 6.3 million of investment in our new ERP SAP and € 5.0 million of investment in other software developed for internal use.
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
Financing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2010	2009	2008	2009 – 2010	2008 – 2009
			(Euros in thousands)
Net cash provided by (used in) financing activities	€9,343	€24,598	€104,972	(62.0)%	(76.6)%
     Net cash provided by financing activities totaled € 9.3 million in 2010. During the year 2010 we closed three financing deals:
•	the new syndicated facilities agreement that replaced several facilities;

•	the issuance of our Senior Subordinate Convertibles Notes, the proceeds of which primarily were used to cancel the credit agreement with Goldman Sachs Credit Partners and General Electric;

•	the credit agreement with JP Morgan Chase Bank, N.A. and Fifth Third Bank that replaces our credit agreement with Deutsche Bank, S.A.
     During 2010, we had proceeds of € 205.7 mainly from the new syndicated facility agreement signed by the Company with ING Bank N.V, ING Belgium, S.A., Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona, Barclays Bank, S.A. and the Royal Bank of Scotland N.V., amounting to € 176.0 million and from the credit agreement signed by Telvent USA Corporation and Telvent Canada with JP Morgan Chase Bank, N.A. amounting to € 29.6 million. We also had proceeds of € 14.2 million from short-term debt, which mainly included € 6.7 million borrowed under our agreement with Deutsche Bank in connection with financing general treasury needs in North America and Mexico, and € 5.4 million from the increase in credit facilities of our subsidiary, Matchmind (which was merged into Telvent Global Services) and € 2.0 million from the increase in the new credit facility signed by the Company with Banco Cooperativo Español, S.A. We repaid € 203.8 million of long-term debt consisting, mainly, of a repayment of € 138.0 million on Telvent DTN’s first lien credit agreement, of € 56.6 million on the Telvent GIT old syndicated loan agreement and of € 5.0 million on the Telvent GIT bilateral agreement with “La Caixa”. In addition, we repaid € 76.8 million of short-term debt, consisting mainly of € 26.3 million from advance payments of intercompany balances, a repayment of € 20.3 million on the Telvent Traffic credit agreement with Bank of America, a repayment of € 13.4 million on the T.USA Corporation credit agreement with Deutsche Bank, and € 16.7 million repaid on our leasing obligations (which is mainly a repayment under our agreement for the sale and leaseback of certain equipment signed in October 2007). We also received proceeds of € 142.1 million in connection with the offering and sale of senior subordinated convertible notes. Finally, we repaid € 73.0 million under our credit agreement with Abengoa for working capital financing purposes.
     Net cash provided by financing activities totaled € 24.6 million in 2009. During 2009, we had proceeds of € 20.0 million from the syndicated financing agreement with Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid), ING Belgium S.A. Sucursal en España (ING) and Caja de Ahorros y Pensiones de Barcelona (“La Caixa”), which was increased to finance the acquisition of the remaining interest in Matchmind. We also had proceeds of € 5.0 million of long-term debt under the credit facility with La Caixa, in connection with the repurchase of our ordinary shares from Telvent Corporation on September 15, 2009, where we used cash of € 4.7 million. We also had proceeds of € 41.0 million from short-term debt, which includes € 6.0 million borrowed under our agreement with Natixis, € 27.9 million from advance payments of inter-company balances and € 6.2 million borrowed under a new agreement with Deutsche Bank in connection with financing general treasury needs in North America and Mexico. We also received proceeds of € 0.9 million under several credit facilities of our subsidiary Matchmind. We repaid € 8.9 million of short-term debt, consisting of € 8.9 million repaid on our leasing obligation (which includes a repayment of € 4.8 million under our agreement for the sale and leaseback of certain equipment signed in October 2007). We also repaid € 52.7 million of long-term debt (primarily € 29.0 million repaid on the long-term debt with Goldman Sachs Credit Partners and General Electric and € 22.4 million repaid on the Syndicated credit agreement with Caja Madrid, ING and La Caixa). Additionally, we paid dividends of € 12.3 million to our shareholders and dividends of € 1.3 million to non controlling interest holders. Finally, we borrowed € 38.6 million from our bilateral credit agreement with Abengoa for working capital financing purposes.
     Net cash provided by financing activities totaled € 105.0 million in 2008. During 2008, we had proceeds of € 57.5 million from the agreement with Caja Madrid and ING to partially finance our acquisition of DTN Holding Company, Inc. We also had proceeds of € 4.7 million from short-term debt, which includes € 2.5 million borrowed under our agreement with Natixis and € 2.2 million from advance payments of inter-company balances. We repaid € 22.8 million of short-term debt, mainly € 7.7 million repaid from our leasing obligation (which includes a repayment of € 4.4 million under our agreement for the sale and leaseback of certain equipment signed in October 2007), € 7.7 million repaid of our recourse factoring agreements and € 5.9 million repaid from several credit facilities of our subsidiary Matchmind. We also repaid € 1.6 million of long-term debt (primarily € 0.8 million and € 0.6 million repaid of the long-term debt with Liscat and Caja Madrid, respectively). Additionally, we paid dividends of € 10.0 million to our shareholders and dividends of € 1.2 million to non controlling interest holders; we paid € 0.5 million for long term liabilities relating to government loans; we borrowed € 0.3 million from our credit arrangement with Abengoa, and we received € 78.5 million from the private placement of our ordinary shares in October 2008.
     Our cash and cash equivalents at December 31, 2010, 2009 and 2008 were € 70.4 million, € 92.9 million and € 67.7 million, respectively. We consider all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents. See Note 2 to our consolidated financial statements.
     At December 31, 2010, there were no deposits or cash equivalents restricted for use.
     As a corporate policy, we try to optimize working capital so that our projects are cash-flow positive over their life cycles. We achieve this result by factoring our receivables under agreements that we have with various financial institutions. We sell, on a revolving and non-recourse basis, some of these trade account receivables, and account for these transactions as sales because we relinquish control over the pooled receivables. Accordingly, pooled receivables sold under these facilities are excluded from receivables on our consolidated balance sheets, as we do not retain any beneficial interest in the sold pooled receivables. The accounts receivable non-recourse factoring arrangements under which we recorded the accelerated receipt of cash amounted to € 318.9 million, € 304.3 million, and € 323.2 million for the years ended December 31, 2010, 2009 and 2008 respectively. In addition, we sometimes enter into some accounts receivable factoring arrangements pursuant to which we are not relinquishing control of the pooled receivables and, therefore, these transactions are not accounted for as sales. The cash received in these cases is classified within “Short-term debt” in our consolidated balance sheets. See Note 2 to our consolidated financial statements.
     Credit Arrangements and Loan Facilities
     The following discussion is a summary of the material credit arrangements and loan facilities that we or our subsidiaries were a party during 2010, and the total amounts outstanding as at December 31, 2010. A complete description of our material credit arrangements is provided in Item 10.C. “Additional Information — Material Contracts”.
     Credit agreements with Abengoa
     On April 20, 2004, we established a bilateral credit agreement with Abengoa which replaced all prior credit arrangements between the Company and Abengoa, S.A. Under this arrangement, we and Abengoa could borrow funds from or lend funds to each other, from time to time upon not less than 24 hours’ notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). On August 1, 2007 we amended our bilateral credit agreement with Abengoa to increase the amount available under this agreement to € 60.0 million. Under this credit arrangement, if any of the parties request an advance that would cause the total amount owed by that party to exceed the established credit limit, the other party can decide to lend that amount, at its sole discretion. In such case, according to the terms of the credit agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. On January 1, 2010 the agreement was amended to increase the maximum credit limit to € 135.0 million.
     On March 31, 2010 the Company signed a unilateral credit agreement with its largest shareholder, Abengoa, that terminated the prior bilateral credit agreement, signed on January 1, 2010. Under the new agreement, the Company, on a consolidated basis, has a borrowing limit of € 60.0 million. The daily balance in the account resulting thereof shall accrue interest at an annual interest rate of 8.35%. The settlement and payment of interest shall be made at the end of each financial year and at the time the credit facility terminates.
     The initial term of the agreement expires on March 23, 2012, however if the Company draws any funds six months prior to the end of the initial term, then the agreement automatically extends for an additional two-year term.
     On December 1, 2002, Telvent Mexico established reciprocal credit agreements with Abengoa Mexico. Under these agreements, Telvent Mexico and Abengoa Mexico may borrow funds or lend funds to each other up a maximum amount which originally was U.S. $10.0 million. The agreements have been amended twice, the first time, on January 1, 2006, to increase the maximum of the credit limit to U.S. $25.0 million and the last time, on June 1, 2007 to increase the maximum credit limit to U.S. $30.0 million. Borrowings under these credit arrangements bear interest at three-months LIBOR plus a variable margin from 0.0% to 6.0%. These agreements renew for annual one-year terms until terminated by either party.

     On December 1, 2002, Telvent Energía established reciprocal credit agreements with Abengoa Mexico. Under these agreements, Telvent Energía and Abengoa Mexico may borrow funds or lend funds to each other up to a maximum amount of U.S. $10.0 million. Borrowings under these credit arrangements bear interest at three-months LIBOR plus a variable margin from 0.0% to 6.0%. These agreements renew for annual one-year terms unless either party gives notice in writing at least one week prior to the expiration date of of its intention to not renew the agreement.
     The net amount payable under the credit arrangements with Abengoa as of December 31, 2010 was € 21.8 million and. We incur no costs and receive no payments under these arrangements unless and until we borrow or loan funds thereunder.
     Sale and leaseback agreement
     See “Item 10.C — Material Contracts” for a description of this credit agreement.
     On April 7, 2010, this long-term leasing obligation was paid-off, as it was refinanced with the new syndicated facility agreement signed on March 23, 2010.
     Unicaja
     On February 11, 2010, we signed an amendment to our credit agreement with Unicaja to extend the grace period under the agreement to November 10, 2010, therefore extending the term of the credit agreement to 25 years, and as a result of the former, borrowings under this credit arrangement bear interest from the date on which the amendment was signed at one-year Euribor plus a margin of 2.00%. The amount outstanding under this agreement with Unicaja at December 31, 2010 was € 9.9 million. The credit agreement is payable monthly starting November 2010 and ending November 10, 2030.
     Natixis
     On December 4, 2007, Telvent Tráfico entered into a credit agreement with Natixis Sucursal en España (“Natixis”) under which Telvent may borrow U.S. $12.3 million to finance the complete investment of the design and implementation of the Panama City Traffic Control Project, a nine-year concession awarded to Telvent Tráfico by the Autoridad del Tránsito Transporte Terrestre (“ATTT”) of Panama that came into force on August 28, 2007. We have designed and implemented all systems and infrastructures and then we will operate and maintain the system during the following 84 months. ATTT will pay Telvent Tráfico a quarterly investment fee and a monthly operations and maintenance fee. This credit facility has a cost of LIBOR +0.90% during the investment phase and LIBOR + 2% during the operations and maintenance phase. On December 15, 2009, Telvent Tráfico signed an amendment to its credit agreement with Natixis to extend the grace period under the agreement to July 14, 2010. As a result of the amendment, this credit facility bears interest from the date on which the amendment was signed of LIBOR + 3.00%.
     As it was agreed between Natixis, our customer and us, after the acceptance of the system by the customer, which occurred on September 27, 2010, and effective June 1, 2010, Telvent has transferred to Natixis all its collection rights against the ATTT and thus, the obligations with Natixis correspond now to the ATTT. As a result, the financial asset corresponding to the unbilled revenues of the project and the financial liability corresponding to the credit agreement, both amounting to U.S. $12.3 million at the time of the acceptance, have been derecognized.
     The Royal Bank of Scotland, N.V. (formerly ABN AMRO Bank, N.V.) credit agreement with Telvent Canada
     See “Item 10.C — Material Contracts” for a description of this credit agreement.
     As of December 31, 2010, there was Canadian $3.0 million outstanding under Facility A, U.S. $1.2 million under Facility B and U.S. $5.0million in letters of credit issued under Facility C.
     Bank of America credit agreement with Telvent Traffic
     On April 7, 2010, this credit agreement was paid-off, as it was refinanced with the new syndicated facility agreement signed on March 23, 2010.
     Bank of Communications
     As of December 31, 2010, € 0.5 million was outstanding under the financing facility obtained by our subsidiary, Telvent China with Bank of Communications in connection with the purchases of our office buildings in Beijing China.

     Citibank
     On April 12, 2010, our subsidiaries, Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1.0 million (€ 0.7 million) and U.S. $0.7 million (€ 0.5 million), respectively. The revolving facilities mature on April 11, 2011 and bear interest at the prevailing base lending rates published by the People’s Bank of China. As of December 31, 2010, € 0.5 million was outstanding under these facilities.
     ING and Liscat
     As of December 31, 2010, these financings obtained by our subsidiary, Telvent Housing, merged into Telvent Global services effective July 1, 2010, from ING and Liscat for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility were paid-off.
     Syndicated Credit Agreement with Caja de Ahorros y Monte de Piedad Madrid, ING Belgium S.A., Sucursal en España and Caja de Ahorros y Pensiones de Barcelona
     On April 7, 2010, this syndicated credit agreement was paid-off, as it was refinanced with the new syndicated facility agreement signed on March 23, 2010.
     Caja de Ahorros y Pensiones de Barcelona (“La Caixa”)
     On April 7, 2010, this credit agreement was paid-off, as it was refinanced with the new syndicated facility agreement signed on March 23, 2010.
     Deutsche Bank, S.A. credit agreement with Telvent USA
     On November 15, 2010, this credit agreement was paid-off, as it was refinanced by the loan agreement with JPMorgan Chase Bank, N.A. and Fifth Third Bank.
     Telvent DTN credit agreement with Goldman Sachs Credit Partners and General Electric
     This credit agreement was repaid and replaced with the convertible notes on April 19, 2010.
     Syndicated Credit Agreement with Caja de Ahorros y Monte de Piedad Madrid, ING Belgium S.A., Sucursal en España and Caja de Ahorros y Pensiones de Barcelona, Barclays Bank, S.A. and the Royal Bank of Scotland N.V., sucursal en España.
     See “Item 10.C — Material Contracts” for a description of this credit agreement.
     As of December 31, 2010 the amount outstanding under this agreement was € 179.9 million.
     JP Morgan Chase Bank, N.A.
     See “Item 10.C — Material Contracts” for a description of this credit agreement.
     As of December 31, 2010 the amount outstanding under this agreement was $ 39.8 million, (€ 29.8 million).
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
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements for fiscal years 2010, 2009 and 2008, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
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
- Services and Solutions (Projects)
     We are an engineering company providing real-time IT solutions and systems integration services for our clients, generally under long-term fixed-price contracts. As an example, we design, implement, build and install supervisory control and data acquisition (SCADA) systems comprised of computer software, hardware and electronic instrumentation to enable our customers to remotely monitor and control infrastructure of various kinds, including pipelines, electricity and water transmission and distribution facilities, freeways and toll roads. A typical project contract of the Company across all its business segments involves supplying a SCADA system consisting of computer hardware and software, engineering services for the design, configuration, installation, commissioning and testing of the system, documentation, including manuals, and training at Telvent facilities. We tailor the SCADA systems to the specific requirements of each customer on a project-by-project basis. Our systems gather real-time operational data at the field level (whether it be at a gas pipeline, an electric grid, a road, a river basin, etc.) through the use of remote terminal units, or other field devices, and process that data through the SCADA system located at the customer’s control center. Our project contracts often also include the development of specific applications for customers to help them make smarter operational business decisions (outage management applications, leak detection systems, etc.). These contracts generally range from one to two years in length. Income for these contracts is recognized following the percentage-of completion method, measured by the cost-to-cost method in accordance with ASC 605-35 (pre-codification SOP 81-1), Accounting for Performance of Construction-Type and Certain Services and Solutions-Type Contracts. The revenue earned in a period is based on total actual costs incurred plus estimated costs to completion.
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

     Additionally, part of our services and solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with ASC 985-605 (pre-codification SOP 97-2), Software Revenue Recognition and ASC 605-35 (pre-codification SOP 81-1). For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-shipment obligations, including the elaboration, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term, or other factors appropriate to the individual contract of sale.
- Managed Services
     Managed services contracts include leasing arrangements, maintenance, monthly and hourly fixed-rate contracts. Our Company recognizes revenue earned on the leasing, maintenance, and monthly fixed-rate contracts on a straight-line basis over the term of the contract. For contract arrangements where there is a fixed-rate per hour charge, the income is recorded based on time incurred to date.
- Information and Electronic Communication Services
     Our Company also provides business-to-business information and communication services focused on the agriculture, energy and environment (weather business) markets. We deliver on-demand market information, commodity cash prices, industry news and in-depth analysis, and location-specific weather via satellite and over the Internet.
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
     In addition, from time to time, we have entered into some accounts receivable factoring arrangements under which we do not relinquish control of the pooled receivables and therefore these transactions are not accounted for as sales. The cash received is classified within short-term debt in the accompanying consolidated balance sheets.
Consolidation of variable interest entities
     We participate in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with our share of certain long-term service contracts. These joint ventures are considered to be variable interest entities as they have no equity.
     Effective January 1, 2010, we adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R (SFAS 167). This Statement identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that potentially could be significant to the variable interest entity. SFAS 167 states that if an enterprise determines that power is, in fact, shared among multiple unrelated parties, such that no one party has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, then no party is the primary beneficiary.
     We have applied SFAS 167 prospectively. The application of this standard has resulted in the deconsolidation of all the joint ventures established with unrelated parties that were consolidated until December 31, 2009. Joint ventures in which we participate with unrelated parties are operated through a management committee comprised of equal representation from each of the joint venture partners, and such committee makes all the decisions about the joint venture’s activities that have a significant effect on its success. All the decisions require consent of each of the parties sharing power, so that all the parties together have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. As a result, we have concluded that in joint ventures established with unrelated parties, power is shared, and thus no party is the primary beneficiary. Such investments are carried, effective January 1, 2010, under the equity method.
     We also participate in joint venture arrangements with related parties, mostly with companies that are part of the Abengoa Group. These investments are considered to be variable interest entities with related parties, and thus are consolidated if we are the member most closely associated with the joint venture.
     Had this Standard been adopted retrospectively, revenues and cost of revenues for the years ended December 31, 2010, 2009 and 2008 would have been as follows:

	Year Ended December 31,
	2010	2009	2008
Revenues	€723,856	€745,269	€661,132
Cost of revenues	459,387	480,604	475,587

Gross profit	€264,469	€264,665	€185,545

     Until December 31, 2009, we consolidated most of out joint venture arrangements where we were a partner. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with ASC 810-10 as it was as of December 31, 2009, we consolidated those joint ventures where we were the partner most closely associated with the joint venture.
     Determination of whether a de facto agency relationship existed between us and the other venture partners because of transfer restrictions was based upon the facts and circumstances of each agreement and required judgment to assess the substance of the restriction, and in particular whether or not the “restricted party” had the ability to realize or manage its economic interest in the UTE and the reasons and economic rationale behind the restrictions placed on that party. A different interpretation or assessment of the restriction may have lead to a conclusion that a de facto agency relationship did not exist and may have meant that certain UTEs would not have needed to be consolidated under ASC 810-10.
     Once we had determined that a de facto agency relationship existed, further judgment was required to identify which party was the primary beneficiary. Under ASC 810-10, as the venture partners in a UTE was exposed to a majority of the UTE’s expected losses and expected residual returns, one of the venture partners must be deemed to be the primary beneficiary and the party in the group that was most closely associated with the UTE is considered to be that beneficiary. This was based on an analysis of all relevant facts and circumstances, including the nature of the relationships between, and activities of, the parties involved. A different interpretation of these facts and circumstances or different assessment of who was most closely associated with the UTE could result in a conclusion that a different venture partner was the primary beneficiary and in that case we would not consolidate that UTE.
     Total assets coming from these consolidated entities amounted to € 13.5 million and € 38.4 million as of December 31, 2010 and 2009, respectively. Total revenue recognized with respect to these consolidated joint ventures was € 4.3 million, € 49.2 million and € 68.0 million, including € 1.9 million, € 23.5 million and € 53.6 million of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2010, 2009 and 2008, respectively. Total cost of revenues recognized with respect to these consolidated joint ventures was € 2.6 million, € 48.6 million and € 68.2 million, including € 1.2 million, € 23.4 million and € 53.6 million of cost of other venture partners in these arrangements, during the twelve months ended December 31, 2010, 2009 and 2008, respectively.
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

     We apply hedge accounting based on ASC 815. As a result, forward exchange contracts and interest rate caps and swaps have been designated as cash flow hedges and are recorded at fair value within our consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
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
     In addition, due to the accounting treatment of the Convertible Notes under U.S. GAAP, we have an embedded call option separated from the Notes recorded as a derivative liability at fair value, with changes in fair value recorded as “Other financial income (expenses), net”.
     On April 19, 2010, we issued U.S. $200,000 aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”) due 2015. Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 (one thousand U.S. dollars) principal amount of notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share.
     The Notes are a complex hybrid instrument bearing an embedded option according to which, if converted, we can elect to redeem the Notes either by providing the noteholder, in cash, the redemption amount of the security or the number of ordinary shares into which the security is convertible. The embedded option qualifies to be separated from the Note and accounted for as a derivative instrument in accordance with U.S. GAAP, with an offsetting debit that reduces the carrying amount of the Notes, due to the fact that the conversion strike price is denominated in a currency (U.S. $) other than the issuer’s functional currency (Euro). As a result, at the time of issuance, the option is separated from the Notes and recorded as a derivative liability at fair value, with future changes in fair value recorded in the Consolidated Statement of Operations as “Other financial income (expense), net”. The remaining proceeds of the Notes are classified as Debt and will be recorded following the effective interest method. Interest expense includes the amortization of the original value of the conversion option.
Accounting for Uncertainty in Income Taxes and Deferred Taxes Valuation Allowance
     During the year ended December 31, 2007, we adopted the provisions of ASC 740-10, (pre-codification FIN-48, Accounting for Uncertainty in Income Taxes), which clarifies the accounting for and disclosure of uncertainty in tax positions. ASC 740-10 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. Pre-codification FIN 48 changed the standard of recognition that a tax contingency is required to meet before being recognized in the financial statements. The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and that we may not succeed. Upon adoption of pre-codification FIN 48, we recorded, as a cumulative effect on retained earnings, reserves for uncertain tax positions and related accrued interest and penalties, if any. We will adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes.
     We also record deferred tax assets for tax loss carry-forwards and temporary differences that include allowances for research and development activities, employee training and export activities tax deductions. A valuation allowance is recorded against deferred tax assets when it is more likely than not that such assets will not be recovered in future periods.

Stock-Based Compensation
     We apply ASC 718 to account for the share acquisition plan established by Abengoa in 2006 related to its shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including members of the senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under ASC 718, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date (January 23, 2006), and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).
     In addition, as explained in Note 26 to our consolidated financial statements, on November 19, 2009 the Extraordinary Shareholder’s Meeting ratified the decision taken by the Board of Directors on June 25, 2009, to amend our Extraordinary Variable Compensation Plan (“the Plan”) in order to allow eligible participants to receive certain of their plan awards in the form of our ordinary shares rather than in cash. At the election of Plan participants, whom had to accept and agree to the amendment at the grant date of June 25, 2009, the amount vested during the first three years of the Plan will be converted, upon termination of the Plan, into such number of shares as is determined by dividing the amount of the original vested cash award by U.S. $18.50, the price paid by us for such shares on September 15, 2009. As a result of this amendment, the amount vested at December 31, 2010, and for which participants elected to receive shares instead of cash, has been accounted for as an equity award plan under ASC 718. Up to the date of the amendment, we had been recording a provision for such plan based on the vested amounts at each date. Upon amendment of the Plan, the provision recorded for that portion of the plan which will no longer be paid in cash has been reclassified to Additional Paid in Capital in the accompanying consolidated balance sheets. In addition, a valuation of the award was performed at the grant date according to the fair value of the shares on that date, and any difference with the amount previously provisioned for was recorded as additional compensation expense against Additional Paid in Capital. Any portion of the Plan expected to be settled in cash remains as a provision within “other long term obligations” in the accompanying consolidated balance sheets. Finally, the cash award to be vested during the last two years of the Plan is being recorded as compensation expense, against other long term liabilities, according to its vesting period.
Goodwill and Other Intangible Assets
     Goodwill is tested for impairment at least annually at a reporting unit level and written down when impaired. We test goodwill for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows and market multiples. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life (see Notes 13, 14 and 16 to our consolidated financial statements). In 2010, we have selected September 30 as the date on which we will perform our annual goodwill impairment tests for most of our reporting units from now on, as this date is more convenient, as it leaves more time to complete the test before the year end. Until December 31, 2009, we performed our goodwill impairment tests as of December 31. No impairments were recognized for the years ended December 31, 2010, 2009 or 2008.
     Other intangible assets represent the cost of developed software and the fair value of intangible assets identified in acquisitions.
     We capitalize the costs of computer software developed or obtained for internal use in accordance with ASC 350-40, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and depreciate such software over its useful life using the straight line method, which ranges between two to five years. Software developed to be incorporated into a bundled service solution to be sold, including enhancements that extend or significantly improve the marketability of the original software product, is recorded in accordance with ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Under ASC 985-20, costs incurred in creating computer software are charged to expense until technological feasibility has been established and are capitalized thereafter. Capitalized costs are amortized based on current and anticipated future revenue for each software service or solution with an annual minimum equal to the straight-line amortization according to useful lives that range from three to five years.
     We have also recorded intangible assets with finite lives in relation to our acquisitions. These comprise customer contract (backlog), both contractual and non-contractual customer relationships, purchased software technology, trade names and in-process research and development. To determine the fair value of intangible assets as of the acquisition date, we rely, in part, upon a valuation report of a third-party expert. We are amortizing the intangible assets over their estimated useful lives which are one to five years for customer contract backlog, two to fifteen years for customer relationships, two to ten years for purchased software technology, five to nine years for favorable leases and five years for trade names subject to amortization. In-process research and development is amortized immediately after acquisition. If our estimates of useful lives were to change, we could be required to accelerate or defer the amortization charge recognized in earnings. We review the carrying value of our finite life intangibles for impairment loss whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability assessment involves considerable estimates of future cash flows in association with recorded finite life intangibles. If these estimates or related assumptions change in the future, we may be required to record impairment charges for our finite life intangible assets.
     Finally, we recorded indefinite-life intangible assets, or brand-names, in the purchase of Telvent Miner & Miner, Telvent Farradyne (both merged into Telvent USA Corporation effective July 1, 2010), Matchmind (merged into Telvent Global Services effective July 1, 2010) and Telvent DTN. These “brand name” intangibles are not amortized but are instead tested annually for impairment. See Note 13 to our consolidated financial statements.
Recent Accounting Pronouncements
Accounting Standards Codification
     In April 2010, the FASB issued ASU No. 2010-17, an accounting standards update that provides guidance on the milestone method of revenue recognition for research and development arrangements. This guidance allows an entity to make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. This guidance will be effective for fiscal years beginning on or after June 15, 2010, which will be the Company’s fiscal year 2011, and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented, with earlier application permitted. We do not expect the adoption of this statement to have any material effect on our financial position, results of operations or cash flows.
     In November 2010, the FASB issued ASU No. 2010-28, authoritative guidance on application of goodwill impairment model when a reporting unit has a zero or negative carrying amount. When a reporting unit has a zero or negative carrying value, Step 2 of the goodwill impairment test should be performed if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The guidance is effective for the Company beginning in the first quarter of fiscal 2012. We do not expect the adoption of this Statement to have any effect on the Company’s financial position, results of operations or cash flows.
     In November 2010, the FASB issued ASU No. 2010-29, authoritative guidance on disclosure of supplementary pro forma information for business combinations. The new guidance requires that pro forma financial information should be prepared as if the business combination occurred as of the beginning of the prior annual period. The guidance is effective for the Company for business combinations with acquisition dates occurring in and from the first quarter of fiscal 2012. We do not expect the adoption of this statement to have any material effect on our financial position, results of operations or cash flows.
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     We have made investments of € 26.4 million, € 29.0 million and € 24.0 million in research and development in 2010, 2009 and 2008, respectively. We invest in maintenance and enhancement of the existing services and solutions; in development of new services and solutions; and in new research programs to support our strategic position as a company providing IT for a sustainable and secure world in multiple industry segments.
     Part of our software development effort is capitalized and gets amortized over the economic life of the development. We have capitalized certain of our software development efforts as a result of a change in business strategy, moving partially away from a “customized” software solution per customer to a “productized” software development that is expected to provide future economic benefits through many future projects. In addition, developments for specific projects/clients are paid for by the respective projects and thus included within cost of revenues.
     Certain of our Smart Grid R&D efforts are now carried out through Telvent DMS, an equity method investment where a large investment is being made on our Distribution Management System solution. The expenses in research and development made through this company are not consolidated in our consolidated financial statements.
     We expect to continue to optimize our research and development expenses as we increase our focus on high growth, high margin “products” and technology, in line with our strategy to expand solutions to include information services, including Software as a Service (SaaS) while leveraging our deep market knowledge and distinctive technology.

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
D. TREND INFORMATION
Energy
Electricity
     We expect that a portion of our revenues and growth for 2011 will be driven by our smart grid solution (“SGS”) suite, a strategic initiative to integrate and deliver highly integrated metering infrastructure, operational and network automation applications for electric utilities worldwide. SGS at Telvent is more than a re-packaging of existing traditional offerings for electric utilities. SGS is a highly integrated, loosely coupled suite of solutions on an innovative, high performance and powerful framework that allows for cost-effective and incremental integration of SCADA, enterprise GIS, outage management (OMS), Meter Data Management (MDM), distribution management (DMS), substation automation, and a smart metering infrastructure. Telvent’s differentiators in this initiative are our common highly secure infrastructure and “backbone” applications leveraging the power of unprecedented integration. As a system integration platform, Telvent’s SGS suite allows for integration of third-party metering, RTU, Customer Information System (CIS), Mobile Workforce Management (MWFM) and other hardware and subsystems to maximize the utility customer’s existing investments. The solution suite responds to key market demands of the North America and Western Europe markets and is poised to help customers take advantage of significant industry regulatory and stimulus incentives. We have already won the majority of the first significant Distribution System Demand Response (DSDR) systems in North America to establish similar references to what we have in Europe. We see this experience generating specific interest in our SGS suite in Europe, and Latin America, where we are already well-established.
     An important focus for the year 2010 was to establish ourselves as an innovative and distinctive market player in Smart Grid technology by being awarded high profile projects against traditional competitors. In addition, we believe that in 2011 we can leverage our two world-class Vattenfall AMI and Fortum AMI project references to continue to win significant metering projects. These references should produce growth coming from this sub-segment. Fundamental to our strategy is the continuation of rapid expansion of our user base of key technologies in operations, metering and network automation. The trend of, on the average, one new account a week in one of these technologies has continued and the base is now over 500 electric utilities. This is well supported by the total pipeline of opportunities in our Electricity sub-segment.
     In addition, and particularly evident in the North American market, perhaps due to the slower than expected stimulus funding rollout, we foresee increasing interest in our advanced DMS technology by utilities. This interest is being driven by the need to embed more intelligence in the network. We expect that trend to be positive since our SGS offers a market-leading DMS technology, well integrated with all the possible Smart Grid initiatives. Likewise, over U.S. $4.0 billion of stimulus money, announced in the U.S. in 2009, has really yet to be effectively deployed in completed projects within the utilities in the U.S. Therefore, some utilities that were planning large rollouts of AMI took advantage in 2009 to make major IT improvements in preparation for their pending Smart Grid projects during 2010. However, in 2010 we did see a general shift of the focus from large metering projects to network optimization and efficiency projects, playing particularly to Telvent’s strengths. This led to growth in our bookings in 2010 for DMS and ADMS projects and we expect this trend to continue in 2011 as utilities continue to add intelligence to the grid and stimulus fund related projects start to be executed in force.
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
     Oil & Gas
     In North America, a strong fourth quarter in bookings in 2010 provides an optimistic revenue outlook entering 2011. Our 2010 results were better than expected in our liquids, simulation and advanced applications for gas business and we see a continuing focus in this area in the markets of North America and Latin America and developing growth in the Middle East. We are sensing a real interest in providing services to our customers under the new “software as a service” and “information as a service” business models in the near future, particularly in our portfolio of advanced applications such as power optimization, simulation, training and hydraulic modeling. This model should leverage our North American based world class data centers in Minneapolis, Minnesota and Omaha, Nebraska and our European data center network in Madrid, Spain.
     Our customers in this unit continue to drive toward implementation of new solutions fueled by increased industry and regulatory pressures around cyber-security, public and environmental safety and energy efficiency and conservation in operations. We expect revenues to show a strong start in the first half of the year as backlog from several projects booked late in 2010. Further, strong integration efforts of our pipeline solutions with our downstream retail refined fuels solutions should provide new opportunities in this region.
     In Mexico, our pipeline of opportunities is still strong; we therefore believe it may result in new project bookings in 2011. In the rest of Latin America, we also expect some pending projects to move ahead. We plan to expand our range of traditional midstream services and solutions to include upstream and downstream solutions to continue to grow in this region.
     We believe that prospects in China continue to be strong for 2011 especially with our key customers there such as PetroChina and Sinopec, as these customers focus on infrastructure investment in response to the challenging energy demands. In Australia, we will continue to leverage our local presence to pursue a growing market in operational and optimization solutions.
     Large consolidation prospects in the Middle-East and Africa regions continue to be strong. This is due to the low cost of production in the region and continued focus on operational efficiency. We are utilizing our local organization in Abu Dhabi to provide a base for expansion in the region, with both the Gulf States and Saudi Arabia being the target markets.
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
     After the slowdown experienced in our Transportation activities during last two years, due to the budget constraints of public and private customers, and continuing economic problems in Spain, we remain cautious and conservative for 2011. We appreciate that stimulus packages launched in North America last year will released transportation technology projects while in Europe recovery will be very slow during 2011.
     In Europe, our exposure in Transportation is mostly in Spain. Our expectations for this market are summarized below:
•	Our traffic activity is maintaining a consolidated position year after year. Besides the renewals of our current maintenance contracts, we believe that new opportunities will strengthen our leading position in the urban traffic market through Spanish Local and European Investment Plan (FEDER), which is focused on the promotion of public works at the municipalities over the next two years. During next year, traffic safety is still a high priority for the Spanish government and enforcement activities are receiving large investments from national and municipal funds, mainly in enforcement and violations processing systems. We believe that we have a strong portfolio of integrated urban traffic IT solutions and a well-established presence in Spain, which should benefit us to capture new business opportunities.

•	In addition, the railway market will be receiving a growing investment plan. We expect the 2005-2020 Spanish Railway Investment Plan, whose aim is to bring railway into urban areas, to create new opportunities in 2011 and going forward, with the construction of new light railway lines and the extension of the existing subway networks which require fare collection systems. In addition, the high speed train market is also on the rise as this is the main area of interest for the Spanish administrators. During 2011, several Public Private Programs (PPP) to build high speed railway lines will be launched giving us more opportunities to grow. Our wide-ranging knowledge and expertise in railway traffic management systems and our excellent relationship with ADIF, the Spanish Administrator of Railway Infrastructures, should result in new opportunities related to the investment trend.

•	The Spanish Road Traffic Authority (DGT) will reduced slightly their investments for 2011 dedicated to new projects but we expect new investments in our Enforcement Systems and in ITS Systems through extensions and upgrades of our yearly maintenance contracts, this will give us a more visible potential market and a clear tool to leverage our bookings

Spanish Tolling market is moving to open road tolling systems. The first steps for approaching a free flow model for tolling systems is in government plans and this expectation will take form during 2011, giving us the opportunity to lead this new technology trend, since we are able to provide a complete management platform for road and bridge tolling with online, real-time diagnostics of the entire tolling system.
•	Additionally, the Maritime sector is becoming a promising sector that will bring us new growing revenues during 2011. Our latest success in the Protection Plan project for Melilla Port has consolidated our position as an innovative leader in this sector and has given us the opportunity to win the most modern integrated Port Management System for Barcelona Port, one of the largest ports in Mediterranean area.
     Elsewhere in Europe, we are continuing our sales and marketing efforts to position Telvent as a leading technology provider of ITS systems. The opportunities which may arise in the next few years are mainly in the tolling area, where we are already participating in several technological projects for the implementation of satellite toll systems and congestion charging projects to control access to large city centers. In most of the cases we are partnering with key alliances.
     In North America, the recovery of the transportation industry and our Transportation business is underway. In 2011, transportation technology funding increased significantly from prior years as federal funding reached historical highs. In many states, agencies have privately funded concessionaire efforts underway to expand infrastructure and technology using private and public sector funding. In public transportation, funds have been identified to increase efficiencies and reduce infrastructure cost.
     In all transportation sectors, technology is being utilized to improve the existing infrastructure. We believe that the trend of transportation in North America is directly linked with the strong financial conditions in the intelligent transportation industry in 2011. Key factors to take into account during 2011 that will be considered as indicators of a significant growth year include:
•	Award of major tolling projects in the United States focusing on our strength in open road tolling technologies where Telvent has the greatest advantage, mirroring the industry trend,

•	Expansion and execution of the Telvent transit technology in automated fare collect, facility management and vehicle tracking,

•	Capitalizing on opportunities resulting from our strategic alliances,

•	Passing of the next transportation highway bill — the new highway bill will set a new foundation for transportation in the next decade.
     We believe that traffic in the United States is evolving to a transaction management systems, based on traditional transportation systems for tolling, congestion pricing, back-office, etc. We believe that the Open-Road-Tolling (ORT) market has strong initiatives for 2011 and beyond, representing approximately a $150 million market opportunity in the United States, only for 2011. The transit technology will continue to expand to improve efficiency and ridership in our public transportation. Our signal system, freeway monitoring & control and tunnel control systems will continue to expand through government funded initiatives and concessions. Finally, we expect that our 511 traveller information projects will continue and evolve to a hosted solution for all departments of transportation.
     In Latin America, we believe that our main markets will be Brazil, Mexico and Panama where clear infrastructure investment plans and our local presence provide an optimistic outlook for new business. The 2014 World Football Championship and 2016 Rio de Janeiro Olympic Games funds are reinforcing current plans to develop additional transportation systems in the main cities (Rio, Sao Paulo, and other state capitals) that will be key sites for the events. Mobility plans, transit network upgrades to improve public transit use, as Bus Rapid Transit (BRT) or Light Rail Trains as well as metro networks will be build or extended. We believe our position in Rio de Janeiro, Sao Paulo and Belo Horizonte is give us excellent visibility to capture ITS projects in 2011. In addition, other countries are expected to continue developing their city and roads investments (Panama), their highways network (Mexico) or the renewal and construction of new railway infrastructures (Colombia and Mexico), which we believe represents new market opportunities for us in this region.
     In the Asia-Pacific region, we forecast investment in urban development that will provide opportunities in traffic control systems, especially in China and India. We expect that Beijing, Panjin and other main cities of China (where we have a recurrent presence) have a consistent investments in traffic control systems which should create opportunities. We also believe that new technologies in tolling systems to expand open road tolling concepts and the renewal and extension of China’s railway network are a priority for the Chinese government, which may provide opportunities in this region. We expect that India will be the main growing market in Asia. Large pipeline in urban traffic control systems and bus rapid transit networks in main capitals and metro investments will give us the opportunity of consolidating our presence in this market.

     In the Middle East and Africa region, there is a clear long-term infrastructure investment strategy that is defining transportation plan, roads and railways. Our permanent local offices in Lebanon and Saudi Arabia, will give us the opportunity to participate in many new projects in the region. We are currently carrying out several traffic control projects for cities, roads and tunnels that allow us to establish Telvent in the market in the region. Therefore we believe this should represent a significant opportunity for future growth in the region. However, ongoing political unrest and instability in this region could adversely affect our growth opportunities in this region.
Environment
     In 2010, the significant growth in our Water business in North America, and a smooth and effective integration of the Telvent DTN weather services, meant the major achievements that led Environment to success.
     During 2010 our Value Proposition was strengthened through R&D and technological innovation. Investment in R&D in 2010 resulted in several significant releases in Weather Services and in Water Management.
     Year over year we have been decreasing the dependency of the Environment business on Spain, as the geographical diversification and the increased focus in North America were developing. The slowdown of the Spanish economy, as well as the turmoil situation in the Middle East and Africa Region, where Environment is developing business, may have some impact in 2011.
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
     We expect that developed economies will continue incorporating technology for improving efficiency, by preventing, detecting and ultimately reducing water leakage, and optimizing energy consumption. In addition, significant growth is also expected in regions where lack of water is becoming more and more a big issue, such as the Middle East region. We also believe that some areas in Latin America that are experiencing a solid and sustained growth, such as Brazil, represent significant opportunities for growth.
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
     In addition, we believe weather is becoming more and more a key driver for many businesses. We believe that more accurate and timely weather information may result in significant improvements in efficiency and management across a broad range of businesses. We will continue leveraging our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety.
     We think that we now maintain a unique position in the business due to the combination of our weather observation with our weather forecasting capabilities. There is still a large area for developing synergies between our Weather unit and all other segments currently served by Telvent. Expanding weather integration into Telvent solutions for Aviation, for Traffic Management Systems, and for Energy Smart Grid solutions should result in growth opportunities.
     Finally, we expect that the environmental business will be driven in the mid-term by several conditions happening in the world, such as climate change and its main consequences; terrorist threats; increased energy regulations and quality standards; privatization and liberalization; and increasing efficiency through technology, among others.
Agriculture
     Over the course of the year, we continued to strengthen our position as a global leader in providing business information services to support the production, marketing and distribution of grains and livestock, predominately in the large, North American market.
     In 2010, our premium subscription services business experienced growth despite the difficult economic environment driven primarily by continued movement of our customers up the value chain, with emphasis on new proprietary content and data for both crop marketing and managing input prices. Additionally, our electronic grain trading initiative experienced significant growth, with the number of bushels transacted nearly doubled from 2009 to 2010, along with progress against all key metrics. Sales productivity and retention of customers also experienced some improvement in the second half of 2010. We expect to see this trend continue into 2011, with increased growth in revenue and sales productivity while retention remains strong.
     Our Progressive Farmer farm publication experienced a decrease in overall revenue during 2010 driven almost exclusively by a reduction in national advertising. Despite the difficult environment, our positioning as a core commercial agriculture publication and our commitment to industry-leading content continues to resonate with key agriculture advertisers. We expect to see recovery in the national advertising markets and this, in conjunction with our ongoing progress with key agriculture advertisers, should drive top-line revenue growth in 2011.
     The agriculture market experienced extreme volatility in 2010, with prices for major crops like corn, wheat and soybeans experiencing significant price swings during the year and generally being sharply higher than 2009 levels. Additionally, input prices, including fuel and fertilizer, were also unpredictable and experienced significant fluctuation. The combination of volatility and a shrinking credit market made the environment a challenging one for most agricultural market participants and many difficult decisions were faced. Our agriculture trading and risk management solutions activity during 2010 was driven by this increased market volatility and a strengthening of proprietary agriculture content that made producers and agribusinesses continued to look to Telvent DTN for the information needed to make these critical decisions. Our focus for 2011 remains on deepening and further differentiating our solutions to broaden our role in the agriculture supply chain, and we expect this to translate into growth for 2011.
     Finally, innovation, one of the cornerstones of business strategy, proved the key factor in the technological development that constitutes the company’s chief competitive edge. In 2010, Telvent DTN released new and improved products, and customers supported this effort by continuing to move to higher value solutions, and we expect this trend to continue in 2011.
Global Services
          Among to our different business activities, we find the following trends and opportunities for 2011:
          Business Consulting
•	Expand in Latin America and North America our consultancy offer: our business consulting practice in Brazil is growing in size and we expect to increase business in this country during 2011. Brazil is one of the most dynamic economies around the world and there are several opportunities for Telvent to offer our Consulting business to a large range of customers. Additionally we want to continue our expansion in Mexico, Chile, Dominican Republic and the United States.

•	Open innovation through alliances: we believe this activity will be the key to the future growth of our business. We think that innovation is one of the main enablers of competition in this market and the only possible means of survival for organizations, which must innovate in order to gain differentiation. The technologies available in the IT sector have an enormous potential to help other enterprises in this innovation process. We believe that forging alliances with the main players of the sector will generate the necessary synergies and economies of scale to move forward innovation in our organization.
Integration and development
We expect specific growth in three areas:
•	Government: We are well-positioned to provide solutions in the area of citizen’s electronic access to public administration, particularly in Latin America. We empower more than 2,500 municipalities in providing the public with secure access to their electronic procedures serving a population of more than 30 million people.

•	Software factories integration: We believe this is an area with significant opportunities for growth. We are currently identifying opportunities in several countries following the best practices and applying synergies in all the development process.

•	Healthcare: The improvement of the healthcare systems in many regions, such as Latin America, where we already have a strong presence, can increase our business activity in this area.
          Outsourcing

     IT technologies are unavoidable for cost-cutting and redefining business processes. The global economic crisis is making enterprise-wide cost reduction through the whole enterprise a priority. We anticipate that outsourcing of some of the enterprise-critical technological infrastructures can also represent an opportunity for cost cutting.
•	CAPEX can be turned into OPEX with outsourcing. The current economic situation is forcing businesses to lower fixed costs of operations and management in ICT. Enterprises want to have predictable operating costs while looking towards increasing their global efficiency and reducing their OPEX in ICT. For many, the obvious solution is outsourcing. We believe that outsourcing could be a market that grows during times of crisis. In addition, we think that business process outsourcing (BPO) is a new outsourcing line of business with a strategic intent to expand customer relationships and capture one hundred percent of IT-related spending.

•	Nearshoring. Some Eastern Europe countries are evolving as a nearshore location for Western European clients because of proximity and language skills. These same advantages might apply to our business due to our proficiency with such a universal language, such as Spanish, and our software factories network around the world (Uruguay and Brazil) and in Spain (Avila, Seville, Segovia, Coruña, Madrid, Leon and Vigo).

•	Cloud Computing. We believe this represents our technological future. In accordance with Gartner’s predictions, Cloud Computing will be one of the deepest changes in IT evolution in the next ten years. Companies around the world may consider this alternative to avoid risks, save in the cost of licensees, improve their flexibility and scalability, have high availability and allocate their information around a whole network of data centers, although we do not believe Cloud Computing will be widely adopted by enterprises during 2011.
          IT Infrastructures management
     There are three new technologies for data centers: Virtualization, SaaS and SOA. We believe that virtualization is a first step towards eco-efficiency and towards service-oriented data centers, where companies will go from managing infrastructures to managing services. We believe that this trend will define the data center market in the following years. The convergence of these three technologies: virtualization, software as a service (SaaS) and service oriented architecture (SOA) will result in an IT dynamic infrastructure that should help align technology and businesses.
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
Financial Guarantees
     As of December 31, 2010, we maintained the following guarantees (amounts in thousands of euros):

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€211,288	€23,854	€—
Financial guarantees	9,090	—	—

	€220,378	€23,854	€—

     Financial guarantees include € 7.6 million corresponding to standby letters of credit signed in connection with our acquisition of Telvent DTN.

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
Commitments
     As described in Note 7 to our consolidated financial statements, our subsidiary, Telvent Outsourcing (which was merged into Telvent Global Services effective July 1, 2010), has an ownership stake of 15% in S21 Sec with a carrying value of € 5.6 million (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) has an option to sell us an additional 10% of the shares of S21 Sec on or before a date which originally was October 31, 2010, conditional upon us or any other company of the Abengoa Group investing € 15 million in the territory of Navarra. On November 25, 2010, the Company and NGA signed an addendum to the agreement, between Telvent Outsourcing (now merged into Telvent Global Services) and NGA, extending NGA’s option until May 25, 2012. We do not have the obligation or intent to make such investments, in which case NGA may still seek to require us to purchase the 10% stake of S21 Sec at a price not to exceed € 3.9 million.
     On April 27, 2007, our subsidiary, Telvent Traffic, completed the acquisition of 100% of the shares Telvent Caseta. Both companies merged into Telvent USA Corporation effective July 1, 2010. The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. There is an overall limit of U.S $20.7 million on the aggregate purchase price. We are not required to make any future payments that would cause the aggregate purchase price to exceed that limit. As of December 31, 2010, the total payments made for this acquisition amounted to U.S. $12.5 million and our best estimate of the potential additional earn-out payments under this agreement amounted to U.S. $0.6 million as of this date.
     As described in Note 23 to our consolidated financial statements, in October 2008 we completed the acquisition of 100% of the shares of DTN for a purchase price of U.S. $252.8 million (€ 189.1 million) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of Telvent DTN who are Telvent DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum (the “Deferred Payment”). The amount outstanding as of December 31, 2010 is U.S. $9.3 million (€ 7.0 million), including interest. In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on Telvent DTN achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011. We estimate the total amount of the earn-out to be approximately U.S. $8.1 million (€ 6.1 million), taking into consideration, on each closing date, the probability of such payment. See Note 23 to our consolidated financial statements for complete details on the commitments assumed in this acquisition.
     Also, as described in Note 23 to our consolidated financial statements, on February 3, 2009, our subsidiary, Telvent Farradyne, (known as Telvent USA Corporation effective July 1, 2010), signed an agreement through which it acquired certain of the assets of NLDC. The purchase price for these assets was U.S. $1.5 million, of which U.S. $1.0 million was paid as of December 31, 2010. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which we will pay a total of U.S. $2.0 million through four installments payable every six months starting July 1, 2009, of which U.S. $1.5 million was paid as of December 31, 2010, and an additional contingent payments of up to U.S. $0.5 million. In addition, Telvent will pay NLDC additional commission payments up to a maximum of U.S. $ 5.0 million in respect of contract bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. As of December 31, 2010, our best estimate of the potential payments under these agreements amounted to U.S. $2.2 million (€ 1.7 million). As of December 31, 2010 we have recorded a liability of U.S. $1.8 million (€ 1.4 million) corresponding to the present value of such obligations in our consolidated balance sheets. Amounts have been recorded taking into consideration, on each closing date, the probability of such payments.

     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     As of December 31, 2010, we had the contractual obligations set forth in the following table:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(Euros in thousands)
Contractual Obligations
Long-term debt	€220,254	€28,868	€61,262	€121,767	€8,357
Short-term debt	48,219	48,219	—	—	—
Deferred and contingent payment on acquisitions	12,458	825	11,633	—	—
Capital lease obligations	3,356	1,656	1,700	—	—
Operating lease obligations	121,757	21,063	37,190	5,737	57,767
Reserve for uncertain tax positions	3,936	—	—	—	3,936
Convertible Notes	103,534	—	—	103,534	—
Other long-term obligations	10,291	631	2,581	3,597	3,482
Purchase obligations	136,710	135,490	1,220	—	—

Total contractual obligations	€660,515	€236,752	€115,586	€234,635	€73,542

     We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements where we commit to future purchases of services from unaffiliated and related parties, and request deposits from our customers.
     Long-term and short-term debt include the total amount outstanding under long-term and short-term financing arrangements and is more fully discussed in Notes 18 and 19 to our consolidated financial statements.
     Covertible Notes correspond to our U.S $200 million aggregate principal amount of 5.50% subordinated convertible notes and is more fully discussed in Note 21 to our consolidated financial statements.
     Deferred and contingent payment on acquisitions includes € 7.0 million related to the acquisition of DTN Holding Company, Inc. As described in Note 23 to our consolidated financial statements, in October 2008, we completed the acquisition of Telvent DTN for a total purchase price of U.S. $252.8 million (€ 189.1 million), including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of Telvent DTN who were Telvent DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. The amount outstanding as of December 31, 2010 amounts to U.S. $9.3 million (€ 7.0 million) and is recorded as a liability in our consolidated balance sheets, as described in Note 20 to our consolidated financial statements. In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on Telvent DTN achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011. We estimate the total amount of the earn-out to be approximately U.S. $8.1 million (€ 6.1 million). The amount outstanding as of December 31, 2010 for this premium amounted to € 4.1 million and is recorded in Other long-term liabilities in our consolidated financial statements (see Note 23 to our consolidated financial statements).
     In addition, Deferred and contingent payments on acquisitions includes, € 1.4 million related to the acquisition of certain assets of Northern Lakes Data Corp (see Note 23 to our consolidated financial statements).
     Capital lease obligations include the amounts owed to third parties in connection with facilities, equipment and machinery acquired under capital lease arrangements. Operating lease obligations include the amounts owed on leases for corporate buildings. Operating and capital lease obligations are more fully discussed in Note 23 to our consolidated financial statements.
     As we describe in Note 2 to our consolidated financial statements, the reserve for uncertain tax positions corresponds to the provision we recorded upon application of ASC 740-10 (pre-codification FIN-48) and to the amount resulting from the integration of Telvent DTN.

     Other long-term obligations include the total amount outstanding under government loans, customer deposits, the provision for the extraordinary variable compensation plan and other payments due to suppliers, and are more fully discussed in Note 20 to our consolidated financial statements.
     Purchase obligations include any agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
     On March 15, 2011, our directors and senior management were:

			Expiration of
Name	Age	Position	Director Term
Ignacio González Domínguez	43	Director, Chairman and Chief Executive Officer	2015
HRH Carlos de Borbón	73	Director	2015
Miguel Cuenca	62	Director	2015
Eduard Punset	74	Director	2015
Javier Salas	63	Director	2015
José B. Terceiro	67	Director	2015
Bernardo Villazán	51	Director	2015
Emilio Cassinello	74	Director	2015
José Manuel Fernández Norniella	65	Director	2015
Javier Castrillo Penadés	46	Director	2015
Marta de Amusátegui y Vergara	46	Director	2015
José Dominguez Abascal	57	Director	2015
José Montoya Perez	64	Deputy Chairman
Javier Garoz Neira	41	General Manager of Corporate Development
Manuel Fernandez Maza	37	Chief Financial Officer and Head of Investor Relations
Carmen Rodriguez Carrión	40	Internal Auditing
Lidia García Páez	37	Legal Counsel
Aránzazu Caja Chocarro	37	Director of Human Resources
Larry Stack	58	Energy President
José I. del Barrio	48	Transportation President
Ronald J. Sznaider	51	Environment Executive Vice President
Cristobal Ramos Carranza	49	Environment President
John Leiferman	53	President and Chief Financial Officer of Telvent DTN
Dave Jardine	68	North America Chairman
Luis Rancé	69	Mexico Chairman
Marcio Leonardo	59	Brazil Chairman
Carlos Dai Yue	47	China Chairman
Alfredo Escribá Gallego	41	Transportation Executive Vice President
Manuel Losada Friend	39	Energy Executive Vice President
Javier de la Cuerda	40	Global Services Executive Vice President
Thomas Dilworth	45	Chief Accounting Officer
     Ignacio González Domínguez — Chairman and Chief Executive Officer. Director since May, 2010. Mr. González joined Telvent in 1990 as a project engineer participating in key control systems projects. From 1995 to 1998, he worked as an engineer and project manager for the electrical sub-segment of Telvent’s Energy Segment. In 1998, he was promoted to the position of International Proposals Department Manager. In 1999, he was named Telvent Mexico’s General Manager. In 2002, he was named General Manager of Telvent Energía y Medio Ambiente S.A., and served in that capacity until his appointment as Executive Vice President of Telvent Energy in 2006.
     Mr. González holds an honors degree in industrial engineering, with a specialization in electricity, from Seville University in Seville, Spain, and an MBA from San Telmo’s Institute in Seville, Spain.
     His Royal Highness Carlos de Borbón — Dos Sicilias y Borbón Parma — Director since January 2003. His Royal Highness has served as a board member of several companies, including CEPSA (a Spanish energy company), Iberpistas (the Spanish tollway operator), Reyalurbis. He also sponsors and presides over various foundations, including Banesto, San Benito de Alcántara (the Spanish Nature Conservation Foundation) and the Foundation for the Protection of the Environment. At present, he is the President of the Patronage of the Navy Museum, President of the Foundation United World Collegues and President of Diana Capital. HRH Carlos de Borbón earned a law degree from Complutense University (Madrid, Spain).
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
     Javier Salas — Director since November 2000 and Chairman of the Audit Committee. Mr. Salas was General Manager of Corporate Management at the National Industry Institute (INI) from 1988 until 1990 and was later promoted to President. He was Chairman of Iberia Airlines of Spain from 1993-1995. At present, he is Chairman of the Board of Bloqmarine International, S.L. and a board member of several companies including Red Eléctrica Corporacion (electricity transmission and operation), GED Iberian Private Equity SGERC (private equity), and GED Capital Development, S.A. (venture capital). He is the member of the Audit Committee of Red Eléctrica Corporacion since 2005. He serves as the President of “Fundación Entorno” (Environment) and is a director partner of Saga Servicios Financieros, S.A. (financial services). Mr. Salas has an Economics degree from University of Málaga, Spain.
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
     Emilio Cassinello — Director since May 2005 and a member of the Audit Committee. Mr. Cassinello is a career diplomat and Ambassador of Spain. Currently Mr. Cassinello is at present the Director General of the Toledo International Center for Peace, President of the European Peacebuilding Liason Office (Brussels) and Member of the Institutional Council of Casa Sefarad/Israel (Madrid). In the Ministry of Foreign Affairs, he has served as Assistant Director General for Africa, Director General of Organizations and International Conferences, Director General of Latin America Political Affairs, and Director of the Foreign Policy Planning Staff. He has acted as Commercial Counselor and Chargé d’ Affaires in the Embassies of Addis Ababa and Dar es Salaam, Cultural

Counselor in Mexico, and Spain’s Ambassador in Angola (1978-79) and Mexico (1982-85). He was President and Chairman of the State Corporation for the Universal Exposition of Seville 1992 (1986-1991), and Commissioner General (1991-1993). He was also General Consul of Spain in New York (1998-2003) and Ambassador at large for North American Affaires (2003-2004).
     A Law Graduate from Madrid and Mexico Law Schools, Mr. Cassinello holds a LLM from Harvard Law School. He was the founding Secretary General of the Spain/United States Council and is Vice-President of the Euroamerican Foundation. He is also a member of the Scientific Council of Real Elcano Institute of International and Strategic Studies and of the Casa Árabe (Madrid); Honorary Fellow of the Foreign Policy Association of New York, and a member of the Advisory Council of the Dukes of Soria Foundation. He is also a member of the Board of both the Museum Picasso-Málaga and El Museo del Barrio (New York).
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
     Javier Castrillo Penadés — Director since March 2010. Mr. Castrillo Penadés is Director of Retail Banking for Banco Santander. He has worked for Banco Santander since 2004, serving as a Manager in various departments. Prior to working for Banco Santander, he worked 14 years for Mckinsey & Company, the last six years as a partner. Mr. Castrillo Penadés holds a degree in Engineering from the Universidad Pontificia de Comillas (Madrid) and holds an MBA from INSEAD (Fontainebleau-France).
     Marta Amusátegui y Vergara — Director since March 2010. Ms. Amusátegui y Vergara, an independent consultant since 2008, she specializes in Corporate Finance and Mergers & Acquisitions. Prior to that, she worked for Bank of America, N.A., Branch in Spain from 2003 to 2008 in the positions of General Manager, Country Executive Officer and Managing Director of Corporate and Investment Banking. She also worked as Executive Director of Lehman Brothers in London from September 2001 to October 2002, and Executive Director for UBS Warburg from February 1996 to August 2001. Previously she was a consultant with McKinsey & Company from February 1992 to December 1995. Ms. Amusátegui y Vergara is a member of the Board of Directors of Eland Private Equity, S.G.E.C.R., S.A. and a member of the McKinsey Alumni Council in Spain. She holds a degree in Engineering from the Universidad Pontificia de Comillas (Madrid) and an MBA from INSEAD (Fontainebleau-France).
     José Domínguez Abascal — Director since November 2010. Mr. Abascal is the Technical General Secretary and CTO of Abengoa, responsible for its research, development and innovation activities. Prior to his appointment to his current position in May 2008, he served for four years as the General Secretary for Universities Research and Technology in the regional government of Andalusia, Spain. Additionally, Mr. Abascal served for 22 years as a Full Professor in the Structural Engineering Department of the University of Seville, Spain. During this time, he served as Vice-Rector (1990-1992) and Dean of Engineering (1993-1998). Mr. Abascal is a member of the European Academy in the Physics and Engineering Section and a member of the Real Academy of Sciences in Seville, Spain. In 2004, he received the Spanish National Award of Investigation in Engineering, Leonardo Torres Quevedo. Mr. Abascal obtained his Mechanical Engineering degree in 1975 and his Ph.D. in 1977 both at the University of Seville. He was a Research Fellow at the University of Southampton, United Kingdom while he worked on his Ph.D. thesis during 1976, and Postdoctoral Fulbright. Scholar and Research Associate at the Massachusetts Institute of Technology (MIT) from 1977 to 1978.
     Jose Montoya Pérez — Deputy Chairman of Telvent. Prior to his appointment as Deputy Chairman of Telvent, Mr. Montoya served as the President of Transportation from January 2007 until February 2010. From 1989 until December 2006, Mr. Montoya Pérez held the position of Vice President of Transportation. In 2007 he was appointed President of Transportation. Mr. Montoya Pérez held the position of Vice President Transportation. Currently, he is a member of the board of directors of several of our subsidiaries. He is also the Vice-Chairman of the Spanish Traffic Organization (PEMTRA); Vice-President of the Spanish Road Association and a member of the Road Safety National Council, to which he was appointed by the Department of the Interior of Spain. Mr. Montoya Pérez graduated in engineering from the Universidad Politecnica de Linares and also holds an MBA from lESE (Madrid, Spain).
     Javier Garoz Neira — Chief Operating and Corporate Development Officer. From 2002 until December 2003, Mr. Garoz Neira assumed the position of Manager of the Environmental Division in Seville. He joined Telvent in 2001, holding several positions in sales and management. He had worked for 20 years in several international and national businesses occupying different management positions. Javier Garoz Neira is a member of the Board of ViraNet, Ltd, and has a bachelor’s degree in marketing and commercial management through ESIC. He has completed the Program of Management Development through IESE.
     Manuel Fernández Maza — Chief Financial Officer and Head of Investor Relations. Mr. Fernández, current Chief Finance Officer of Telvent, joined Telvent in 2003 as Financial Director. Since September 2006, Mr. Fernández held the position of CFO of Telvent North America, which included Telvent’s four subsidiaries in the United States and one in Canada. Prior to joining Telvent, Mr. Fernández spent five years in different areas and companies within Abengoa: Financial Director of Teyma Abengoa (Argentina)

and Abengoa Chile, Financial Controller of Abengoa Mexico, and Audit and Consolidation Department of Abengoa. Mr. Fernández holds a Bachelor of Business Administration from Seville University, Spain, and an Executive MBA from IESE Business School in Madrid, Spain.
     Carmen Rodríguez Carrión — Chief Audit Officer. On October 17, 2006, Ms. Carmen Rodríguez Carrión was appointed by the Audit Committee as the Director of Internal Auditing. Ms Rodríguez Carrión has been in charge of internal auditing for us since 2003. Ms. Rodríguez Carrión joined Telvent in January 2002 as an Internal Auditor. In September 2003, she was promoted to the position of Internal Audit Manager and has been working in the implementation of Telvent’s system of internal control over financial reporting for the last years. Prior to joining Telvent, Ms. Rodríguez Carrión worked for three years in the tax practice of PricewaterhouseCoopers in Madrid, Spain. Before that, from 1996 to 1999, Ms. Rodríguez worked in the Financial Department of Visa. Ms. Rodríguez Carrión holds a bachelors degree in Business Administration and Economics from the CEU University of Madrid. In addition, she has a Masters Degree in Taxation from the Instituto de Empresa (Madrid, Spain).
     Lidia García Páez — Legal Counsel. Ms. García Páez joined Telvent in 2000 as Legal Counsel for Telvent Tráfico y Transporte, S.A. She held this position until 2005, when she was appointed Risk Manager for Telvent, a position that she held until 2006, when she was appointed Legal Counsel of Telvent. She has held the position of Secretary of the Board of several companies within Telvent, including her current position as Secretary of the Board of Telvent GIT, S.A. since June 2006. Prior to joining Telvent, Ms. García worked in the Committee on External Economic Relations of the European Parliament, in Brussels. Ms. García Páez graduated with a degree in Law from the University of Complutense of Madrid (CEU). She also holds a Diploma in European Union Law from the “College des Haute études Européens” from the Pantheon Sorbonne University in Paris. She is member of the Madrid Bar Association since 1998.
     Aránzazu Caja Chocarro — Director of Human Resources. Ms Caja Chocarro joined us in October 2000. Starting her professional career in the department of Human Resources of Abengoa. In January 2007, she was named Director of Human Resources of Telvent and the Nominating and Compensation Committee Secretary. Her previous professional background activities were carried out in companies like Amena where she focused her interests in management and organization of human resources. Ms. Caja holds a Bachelor degree of Psychology from the Comillas University.
     Larry Stack — President, Energy. Since January 2007, Mr. Stack has been responsible for the operations of our Energy segment. Beginning in 1986 at Valmet (later known as Metso Automation), a leading international automation company, Mr. Stack held various project, research and development management and executive positions. Mr. Stack held the position of Chief Technology Officer of Telvent Canadá and Telvent USA from January 2003 to January 2006, then Vice President of Telvent Canadá and Telvent USA from 2006 through 2007 when he was promoted to his current position. Mr. Stack graduated in Electronics Engineering Technology (with Honors) from the Southern Alberta Institute of Technology.
     Jose Ignacio del Barrio — President, Transportation. Prior to being appointed President of Telvent Transportation, Mr. del Barrio served as the President of Global Services. Mr. del Barrio joined Telvent in 1988 as a Project Manager for large-scale strategic projects in Africa and Latin America in the Communications Division and was later promoted to Director of the International Department. In 1993, Mr. del Barrio was named Telvent Mexico’s General Manager. After three years in Mexico, he took the position of Sales and Marketing Director of Telvent Energía y Medio Ambiente S.A. and in 1998 he was named Managing Director of the Communications Division. In 2001, he was named Telvent’s General Manager, where he founded and held executive positions in Telvent Housing, Telvent Datahouse and Telvent Interactiva. Mr. del Barrio graduated with a degree in Telecommunications Engineering from UPM (Madrid, Spain) and holds a degree from the Business Administration Program from IESE (Barcelona, Spain).
     Cristóbal Ramos Carranza — President, Environment. Mr. Ramos Carranza, our current Executive Vice President Environment, previously served as our Environment Operations Vice President from 2007 through May 5, 2009. Mr. Ramos joined us in 1988 as a software engineer. Since 1990, he worked as a Project Leader and Project Manager in our SCADA software/systems development projects. Mr. Ramos Carranza became Manager of the Meteorology Department within Telvent Energy and Environment in 1998 and was named Director of the Environment Division in 2003. Mr. Ramos Carranza holds a degree in Industrial Engineering from Seville University, Spain. He also holds an MBA from the Instituto San Telmo in Seville, Spain.
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
     David Jardine — Chairman and President — North America. Mr. Jardine has led the Calgary, Canada based-unit (Telvent Canada and Telvent USA), which we acquired in 2003, since 1987. He has been Chairman and President of Telvent Farradyne since the acquisition of Telvent Farradyne in 2006. Previously, he was Vice President of Westronic Inc., which manufactured automation products for the electric utility market and was subsequently sold to GE Power Systems. Mr. Jardine received a degree in Electrical Engineering from the University of Manitoba and holds an MBA from the Haskayne Business School of the University of Calgary.
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
     Carlos Dai Yue — Chairman China. Mr. Dai Yue joined Telvent in July 2002. Previously, he spent thirteen years as Chief Representative in China and Director of Projects for MQM, S.A. and two years with IBG Group as General Manager, where he specialized in industrial projects in China, including petrochemical, machine tools, defense, energy, water and waste treatment. Mr. Dai holds Masters degrees in communications and in Spanish culture from Beijing Foreign Study University of China.
     Alfredo Escribá Gallego — Executive Vice President Transportation since 2010. Mr. Alfredo Escribá Gallego joined Telvent in 1995 as a project engineer in the Traffic department of the Company. After living in Brazil and Argentina for 6 years leading the Transportation business in those regions, in 2002, he was appointed as Vice President of the International Traffic Business of Telvent. In 2007, he was promoted to the position of Senior Vice President and General Manager of Telvent Transportation North America and he moved to Rockville, MD.
     Mr. Alfredo Escribá holds a degree in engineering by the Universidad Politecnica de Madrid, Spain, and an MBA by the IAE Business School in Buenos Aires, Argentina.
     Manuel Losada Friend — Executive Vice President Energy since 2010. Mr. Losada joined Telvent in 1999 as a project engineer participating in key control systems projects for several utilities in Europe and Latin America. From 2001 to 2003, he worked as an engineer and project manager for the electrical distribution sub-segment of Telvent’s Energy Segment, managing both national and international projects. In 2003, he was promoted to the position of Manager of the Distribution department; one year later, in 2004, he broadened his role in the Department taking care not only of the Distribution area but also the Transmission sub-segment of Telvent Energy. In 2009, he assumed the responsibility of the vice presidency of the Electric business unit of Telvent Energy.
     Mr. Losada Friend holds a degree in industrial engineering, with a specialization in electricity, from Seville University in Seville, Spain, having studied part of his career at Danmarks Tekniske Universitet in Denmark, Copenhagen. He holds an MBA from San Telmo’s Institute in Seville, Spain, and a Master in Building and Managing Enterprises from Industrial Organization Business School in Seville, Spain.
     Javier de la Cuerda — Executive Vice President Global Services since 2011. Mr. de la Cuerda holds a degree in Electronic and Organization Engineer, PhD in International Management, General Management Program (PDG) in IESE and Master in Sales Management in ESADE Business School.
     Since 2005, Mr. de la Cuerda hold different positions in Telvent, including a position of Sales & Marketing Management, Head of the Outsourcing Business and Head of the Solution Center in Telvent Global Services.
     Prior to joining the Company, Mr. de la Cuerda worked as Principal Consultant in Equant (France Telecom), Business Development Manager in Interxion and Organization and IT&C Manager in GEA Tuchenhagen.
     Thomas Dilworth — Chief Accounting Officer effective January 2011. Mr. Dilworth joined Telvent in 2004 through the acquisition of Telvent Miner and Miner, based in Fort Collins, Colorado where he served as Chief Financial Officer from 1995 until April 2008 when he was appointed as Chiel Financial Officer for Telvent North America, responsible for the financial reporting obligations regarding the Energy, Environment and Traffic operating units in the U.S. and Canada.
     Mr. Dilworth earned his bachelor’s degree in business from California State University-Stanislaus and an MBA with honors from Colorado State University.
     Ronald J. Sznaider — Executive Vice President Environment. Prior to his appointment as Executive Vice President Environment in March 2011, Mr. Sznaider has served as General Manager of Telvent DTN Weather since 2010. Mr. Sznaider served as the Vice President of Telvent DTN Weather from 2009 until 2010. In addition, Mr. Sznaider served as Vice President of DTN Meteorlogix from 2000 until 2009 and Vice President of Kavouras Incorporated from 1998 until 2000.

     Mr. Sznaider is a graduate of the University of Wisconsin-Madison with a B.S. degree in Atmospheric Sciences, with graduate studies at the Naval Postgraduate School in Monterey, California and the University of St. Thomas in Minneapolis, Minnesota. Mr. Sznaider has over 30 years of professional experience in the environment business, has developed several technology patents, and has served in various management capacities within different organizations.
B. COMPENSATION
Senior Management and Director Compensation
     For the year ended December 31, 2010, we paid aggregate directors’ fees plus meeting allowances and consulting fees of approximately € 0.4 million to our directors and we paid aggregate compensation (including salary and bonus) of € 4.5 million to the twenty members of our senior management listed above. These figures include accruals for contingent or deferred compensation.
Certain Transactions and Relations
     During 2010, H.R.H. Mr. Carlos de Borbón received € 46,961.96 in consulting fees from Telvent Corporation, S.L.
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
     The material terms of the plan are as follows: members of the senior management of the Abengoa Group, including 9 employees of Telvent, of which 7 belong to Telvent’s current senior management team, are eligible to participate in the plan. These 7 members have purchased 217,500 shares of Abengoa, which represents less than 1% of the equity of Abengoa all together.
     Each participant involved in the plan has used the proceeds of an individual bank loan secured or guaranteed by Abengoa and excluding the personal responsibility of the participants pursuant to Article 81.2 of the Companies Act (Spain) to acquire shares of Abengoa that were already issued, at the current market price, during the first and second quarter of 2006, in accordance with the Stock Exchange Act (Spain). The bank credit was obtained for a total amount of € 12.3 million (including expenses, commissions and interests) and to be paid over a period of five years and six months. Each participant has pledged the Abengoa shares acquired under the plan to the bank, without recourse to the participant. The shares have been purchased by the bank for the participants, and the acquisition cost for all participants has been the average acquisition price, plus associated costs, for all of the shares purchased under the plan.
     The duration of the plan is five complete financial years (2006 — 2010) plus six months (until June 30, 2011). The plan is based on the annual accomplishment by the participant of annual management objectives set for the participant by management of the company. If the annual objectives are not met by the participant, the bank may sell a percentage of the shares as follows: 2006 (30%), 2007 (30%), 2008 (15%), 2009 (15%) and 2010 (10%). A participant may not transfer, sell, borrow against or otherwise dispose of the shares before July 1, 2011. At the end of the five-year and six-month term of the plan, if the amount realized on a sale of the shares does not entirely cover the amount of the loan and costs and taxes on capital gains, Abengoa will compensate the participant with the necessary amount to meet the total amount required. In addition, the plan permits Abengoa to repurchase the shares from a participant on the occurrence of certain events, such as death, disability, retirement or termination of the employment of the participant.
2007 Extraordinary Variable Compensation Plan
     On March 22, 2007, the Nomination and Compensation Committee of the Telvent Board of Directors and the Telvent Board of Directors approved a variable compensation plan (the “Plan”) for members of the senior management of Telvent and its subsidiaries. The participants in the Plan include currently 29 members of the senior management of Telvent and various subsidiaries, including business unit managers, senior project managers, technical and research and development managers and corporate services officers and managers (the “Participants”). The Plan is based on the accomplishment of objectives based on the 2006 Strategic Plan of Telvent. The duration of the Plan is five complete fiscal years, commencing January 1, 2007, and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur not later than June 30, 2012, after the verification of the fulfillment of the objectives based on the annual audit reports.

     The Plan provides for extraordinary, variable compensation to the Participants based on fulfillment of annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each Participant. The compensation only vests and becomes payable after the end of the fifth year of the Plan.
     The following conditions must be fulfilled in order for a Participant to earn compensation under the Plan:
(a)	The Participant must remain in the employment of the Company or another Telvent subsidiary as described in section 4.4 throughout the term of the Plan. In addition, if and so long as the Participant remains employed by an Affiliate (as hereinafter defined) of Telvent other than a Telvent subsidiary, such Participant may continue to participate in the Plan upon approval of the Board of Directors. Such approval of the Board of Directors shall be based upon the recommendation of the Nominating and Compensation Committee and the finding by the Board of Directors.

For purposes of this section (a), the term affiliate shall mean any entity that Telvent controls, is controlled by, or is under common control with.

(b)	For each fiscal year of the Plan, the Participant must be entitled to receive an annual bonus under the bonus plan of the company with which the Participant is employed for that year, based on the achievement of least 90% of the objectives other than bookings or quality specified in that company’s bonus plan. Failure to earn a bonus under that company’s bonus plan in one year does not disqualify a Participant from being eligible to earn compensation under the Plan in another year. Employees working in areas of general corporate services not associated with any particular business segment will have to fulfill additional objectives specifically defined by the President of Telvent.

(c)	Fulfillment of the consolidated five-year budget of Telvent corresponding to the fiscal years 2007-2011 according to the Internal Strategic Plan dated June 2006.

(d)	The price of the ordinary shares of Telvent listed on the NASDAQ Global Select Market on December 31, 2011 must be not less than U.S. $17.00 per share. If the list price is less than U.S. $17.00 due to circumstances of volatility of the share prices and/or the stock market, then the price of the Telvent shares will calculated using the average price during a reference period of three months before and three months after December 31, 2011, and this will be submitted for the consideration of our Nomination and Compensation Committee.

In case of termination of the employment of a Participant (whether voluntary or by dismissal) before the end of the term of the Plan, the Plan will terminate with respect to that Participant, and the Participant will not be entitled to receive any payment under the Plan.

In the case of death of a Participant, the Plan will terminate with respect to that Participant, and at the end of the term of the Plan, the heirs of the Participant will be entitled to receive the compensation earned under this Plan by the Participant for the fiscal years completed prior to the death of the Participant and proportionally for the completed months passed until the date of death, if the objectives for that fiscal year are fulfilled.

In the case of either retirement of a Participant on reaching 65 years of age or total disability (that prevents the Participant from being able to do any other type of work) before the end of the term of the Plan, the Plan will terminate with respect to that Participant and the Participant will be entitled to receive the compensation earned under this Plan for fiscal years completed to the date of his retirement. In addition, the Participant will be entitled to receive proportionate compensation for the completed months passed until the date of retirement during the fiscal year in which the Participant retired, if the objectives for that fiscal year are fulfilled. The calculation and payment of the compensation will be made at the end of the term of the Plan.

In the case of a change in job position by a Participant (within the Company or a transfer to another Telvent Subsidiary, or to an Affiliate in accordance with Section (a), above), the Participant will be treated as having earned the compensation for the completed months passed until the date of the change of position, if the objectives for that fiscal year are fulfilled and new objectives will be established applicable to the Participant’s new position. The calculation and payment of the compensation will be made at the end of the term of the Plan.
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
     On November 19, 2009, the shareholders of Telvent, at the Extraordinary Shareholder’s Meeting, ratified the decision taken by the Board of Directors on June 25, 2009, to amend the Extraordinary Variable Compensation Plan, in order to allow eligible Participants of the Plan to receive certain of their Plan awards in the form of the Company’s ordinary shares rather than in cash. At the election of Plan Participants, who had to accept and agree to the amendment at the grant date of June 25, 2009, the amount vested during the first three years of the Plan will be converted into such number of shares as is determined by dividing the amount of the original vested cash award by U.S. $18.50, the price paid by Telvent for such shares on September 15, 2009. Until the Plan fully vests on December 31, 2011, and the calculation and the payment of the benefits under the Plan occurs (no later than June 30, 2012), the shares will be held as treasury shares in the Consolidated Balance Sheets in our consolidated financial statements, and will be treated as issued, but not outstanding. The cash award to be vested during the last two years of the Plan is being recorded as compensation expense, against other long term liabilities, according to its vesting period. After this amendment, the amount available for distribution in cash is € 4.3 million.
     On November 22, 2010, the Nomination and Compensation Committee and the Board of Directors of the Company adopted an addendum to the Plan. The addendum clarifies that participants remaining employed by any entity that the Company controls, is controlled by or under common control with, may continue to participate in the Plan upon the recommendation of the Nominating and Compensation Committee and approval of the Board of Directors. Additionally, with respect to the death of a participant or upon the retirement, total disability, or change in position of a participant, the addendum provides for proportionate compensation for the completed months passed until the date of death, retirement, disability, or change in position during the fiscal year in which the participant died, retired, became totally disabled or changed positions, if the objectives for such fiscal year were fulfilled.
C. BOARD PRACTICES
Responsibilities and Terms
     Under Spanish Law, the board of directors of a Spanish corporation is responsible for management, administration and representation in all matters concerning our business, subject to the provisions of our bylaws and resolutions adopted at general shareholders’ meetings by a majority vote of the shareholders. A majority of our board consist of independent members under applicable NASDAQ listing standards appointed from outside of our company. Eight of our twelve current directors (Messrs. Cuenca, Punset, Salas, Villazán, Cassinello, Fernández, Castrillo and Amusategui) are independent under applicable NASDAQ listing standards.
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
     Under Spanish law, the board of directors may delegate its powers to an executive committee or other delegated committee or to one or more executive officers, unless the shareholders, through a meeting, have specifically delegated certain powers belonging to the shareholders’ meeting to the board and have not approved the possibility for the board’s delegation to others. Since November 2008, the independent directors on our board of directors have held meetings in conjunction with the regular meetings of the board of directors. Spanish corporate law provides that resolutions appointing an executive committee or any executive officer or authorizing the permanent delegation of all, or part of, the board’s power require a two-thirds majority of the members of the board of directors. Certain powers provided in Spanish corporate law may not be delegated, including the drafting of the financial statements and the proposal for its approval by the shareholders at their annual meeting, disapproval of which would prohibit the filing of the company’s annual accounts in the Mercantile Registry of Madrid.
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
D. EMPLOYEES
     We had the following number of employees as of the dates and in the functional areas specified in the following table:

	As of December 31,
	2010	2009	2008
Sales and marketing	463	399	427
Research, development and innovation	552	514	549
Management and administration	1,777	1,655	1,769
Engineering and integration	3,371	3,139	3,355

Total employees	6,163	5,707	6,100

     Our employees were located in the following geographic areas as of the dates specified in the following table:

	As of December 31,
	2010	2009	2008
Europe	3,728	3,370	3,657
North America	1,657	1,718	1,829
Latin America	623	460	439
Asia-Pacific	155	159	175

Total employees	6,163	5,707	6,100

E. SHARE OWNERSHIP
     The following table sets forth certain information regarding beneficial ownership of our ordinary shares by each of our senior management and each of our directors as of March 16, 2011.

Percentage of
Name of Beneficial	Total Shares	Ordinary
Owner(1)	Beneficially Owned	Shares(2)
Ignacio González Domínguez	120,000		*
José Montoya	106,620		*
HRH Carlos de Borbón	—	—
Miguel Cuenca	—	—
Eduard Punset	—	—
Javier Salas	—	—
José B. Terceiro	—	—
Bernardo Villazán	600		*
Emilio Cassinello	—	—
Jose Manuel Fernández	—	—
Javier Castrillo Penedes	—	—
Marta de Amusátegui y Vergara	—	—
José Domínguez Abascal	—	—
Javier Garoz	—	—
Manuel Fernández	—	—
Carmen Rodríguez	—	—
Lidia García	—	—
Aránzazu Caja	—	—
Larry Stack	72,000		*
José I. del Barrio	82,500		*
Cristobal Ramos	—	—
John Leiferman	400		*
Dave Jardine	108,000		*
Marcio Leonardo	—	—
Luis Rancé	—	—
Carlos Dai Yue	—	—
Manuel Losada Friend	—	—
Thomas Dilworth	—	—
Alfredo Escribá Gallego	—	—
Javier de la Cuerda	—	—
Ronald J. Sznaider	4,000	—
All directors and executive officers as a group (30 persons)
Total	494,120	1.45	%**

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	* represents beneficial ownership of less than 1% of our ordinary shares.

(3)	** based on 34,094,159 shares issued.
     Each of the directors and executive officers listed above, except Bernardo Villazán and John Leiferman acquired his or her shares through the stock compensation plan described in “Item 6.B — Directors, Senior Management and Employees — Compensation.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
     As of March 31, 2011, the number of record holders of our ordinary shares in the United States was 76. To the best of our knowledge, we only have the following three major shareholders (the term “major shareholder” means any shareholder that beneficially owns 5.0% or more of our outstanding ordinary shares): Abengoa, Waddell & Reed Financial Inc and Newland Capital Management, LLC. None of our major shareholders have different voting rights.
Abengoa
     According to the Third Amendment to Schedule 13D, which relates to the Schedule 13D initially filed on November 6 2008, (the “Original Schedule 13D”), and as amended by Amendment No. 1 on June 12, 2009, and Amendment No. 2 on September 23, 2009,

filed on December 3, 2009 by Abengoa, Abengoa beneficially owned 13,637,644 shares, or 40.4% of our outstanding ordinary shares, through its two subsidiaries, Siema AG (“Siema”) and Telvent Corporation, S.L. (“Telvent Corporation”). Siema directly owned 2,234,600 shares, or 6.6% of our outstanding ordinary shares. Telvent Corporation directly owned 11,403,064 shares, or 33.8% of our outstanding ordinary shares. Miguel Angel Jiménez-Velasco, as authorized representative, exercises voting rights and dispositive powers over the shares owned by Telvent Corporation. Mr. Jiménez-Velasco disclaims any beneficial ownership of the shares. Siema is wholly-owned by Siema, S.A.
     As of December 31, 2010, we believe that Inversión Corporativa owned approximately 56.0% of the shares of Abengoa. Inversión Corporativa is a private corporation, which we believe has approximately 300 shareholders, none of whom we believe has a controlling interest. Prior to our IPO, Abengoa owned 91% of our ordinary shares.
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
Waddell
     According to joint Amendment No.4 to Schedule 13G, filed on February 8, 2011, by Waddell & Reed Financial, Inc. (“WDR”), Waddell & Reed Financial Services, Inc. (“WRFSI”), Waddell & Reed, Inc. (“WRI”), Waddell & Reed Investment Management Company (“WRIMCO”) and Ivy Investment Management Company (“IICO” and, together with WDR, WRFSI, WRI and WRIMCO, the “Waddell 13G Filers”) own an aggregate of a total 5,214,660, or 14.8%, of our ordinary shares as follows:

WDR:	5,214,660	(indirect)
WRFSI:	3,572,566	(indirect)
WRI:	3,572,566	(indirect)
WRIMCO:	3,572,566	(direct)
IICO:	1,642,094	(direct)
     According to the joint Amendment No. 4 to Schedule 13G, such securities are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by IICO, an investment advisory subsidiary of WDR or WRIMCO, an investment advisory subsidiary of WRI. WRI is a broker-dealer and underwriting subsidiary of WRFSI, a parent holding company. In turn, WRFSI is a subsidiary of WDR, a publicly traded company. The investment advisory contracts grant IICO and WRIMCO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
     According to the joint Amendment No. 4to Schedule 13G, each of the Waddell 13G Filers are of the view that they are not acting as a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to WRIMCO and IICO.
Newland
     According to the Schedule 13G, filed on March 7, 2011, Newland Capital Management, LLC (“Newland Capital”), Newland Master Fund, Ltd (“Newland Master”), Ken Brodkowitz (“Brodkowitz”), and Michael Vermut (“Vermut” and, together with Newland Capital, Newland Master, and Brodkowitz, the “Newland 13G Filers”) own an aggregate of and share voting power of a total of 1,726,691, or 5.1%, of our ordinary shares.

B. RELATED PARTY TRANSACTIONS
Services and Supplies Provided by Abengoa to Us
     During the years 2010, 2009 and 2008, we entered into, or renewed, a number of service agreements with Abengoa for the provision of professional services to assist, improve and support us with the expansion of our activities. These transactions were completed at market rates. These services include:
•	cash pooling arrangements;
•	financial management;
•	institutional support with international multilateral financing organizations;
•	institutional commercial assistance;
•	tax and legal advisory services;
•	centralized asset management;
•	support in providing official global credit rating;
•	assistance with auditing and consolidation services under Spanish GAAP and IFRS (International Financial Reporting Standards);
•	provision of guarantees and endorsements;
•	negotiation and optimization of global corporate insurance policies;
•	internal publicity and corporate image;
•	human resources services; and
•	other support services.
     Each agreement has a one-year term and is extended annually unless terminated by either party within 30 days prior to its expiration. Our subsidiaries may reduce the level of services they request under these agreements. Each agreement provides that either party may terminate the agreement if the other party does not fulfill its obligations. None of the agreements may be assigned without the prior written consent of the other party. The total amounts of the services provided by Abengoa under the services agreements were € 8.3 million, € 6.0 million, and € 5.9 million in 2010, 2009, and 2008, respectively.
     We also have entered into a service agreement with Gestión Integral de Recursos Humanos, S.A., or GIRH, a subsidiary of Abengoa. This agreement provides us with services for personnel management, recruiting and hiring personnel, human resources development, employment relationships and occupational safety. This agreement was entered into in 2004, with one-year renewable terms unless terminated by either party by notice given at least 60 days prior to the date of expiration. We recorded expenses under this agreement of € 1.1 million, € 1.0 million, and € 2.1 million in 2010, 2009, and 2008, respectively.
     In addition to the services agreements, we purchase a variety of supplies from Abengoa and its subsidiaries, which primarily consist of production, assembly and engineering of electronic and control boards and mechanical installation services. Our purchases of supplies from Abengoa and its subsidiaries totaled € 8.6 million, € 5.5 million, and € 7.6 million in 2010, 2009, and 2008, respectively. We believe these purchases were on at least as favorable terms and conditions as we could have obtained from third party suppliers.
     A subsidiary of Abengoa (Simosa IT) provides services to Telvent for the provision of communications, IT and related services. This agreement started on January 1, 2010, with one year renewable terms. In 2010 expenses from this agreement amounted to € 13.3 million.
     We lease our Seville facilities from a subsidiary of Abengoa (Centro Tecnológico Palmas Altas). The Agreement for the lease and services was extended into in 2010, with one-year renewable terms. In 2010, expenses from this agreement amounted to € 2.6 million.

     We also lease our Mexico facility to Abengoa Mexico S.A. de C.V. (See “Item 10.C Additional Information — Material Contracts” for more information about this lease) and related maintenance services to Abengoa Servicios Mexico S.A. de C.V. Our lease expenses totaled € 0.1 million, € 0.3 million and € 0.5 million in the years 2010, 2009 and 2008 respectively.
Services Provided by Us to Abengoa
     We, and our subsidiaries, had an agreement to provide services to Abengoa primarily for the provision of communications, IT and related services. The largest of these agreements involved our subsidiary, Telvent Outsourcing, merged into Telvent Global Services effective July 1, 2010. In 2009 and 2008, the revenues from these agreements amounted to € 24.6 million and € 19.4 million, respectively. On February 1, 2010, Telvent Outsourcing, entered into an asset purchase agreement with Simosa IT, S.A, a wholly-owned subsidiary of Abengoa, under which Telvent Outsourcing agreed to sell to Simosa IT, S.A. certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services. The sale of the assets also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L. Our subsidiary Telvent Global Services has provided IT services to Simosa IT during 2010 amounting to 17.6 million in 2010.
     Finally, we also lease part of our Madrid facility space to several members of the Abengoa Group. Services and lease revenue related to the portion of our Madrid facility leased to members of the Abengoa Group was € 0.8 million, € 0.3 million and € 0.9 million in 2010, 2009 and 2008 respectively.
Credit Agreement with Abengoa and Abengoa Mexico
     On April 20, 2004, we established a reciprocal credit agreement with Abengoa which replaced any prior credit arrangements. Under this arrangement, we and Abengoa could borrow funds from or lend funds to each other, from time to time upon not less than 24 hours’ notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). On August 1, 2007, we amended the agreement to increase the maximum credit limit to € 60.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). On January 1, 2010 the agreement was amended to increase the maximum credit limit to € 135.0 million. From that date, loan under this agreement bore interest at 8.35%. Each loan matured on the last date of the fiscal year in which such loan was made, without requiring any earlier payment of principal. This credit arrangement was optional and either the Company or Abengoa could elect not to make loans to the other. This agreement had an initial term ending December 31, 2004, and was renewed for annual one-year terms until March 31, 2010 when the agreement was replaced by a new credit agreement between Abengoa as lender and the Company as borrower.
     On March 31, 2010 the Company signed a unilateral credit agreement with its largest shareholder, Abengoa, that terminated the prior bilateral credit agreement, signed on January 1, 2010. Under the new agreement, the Company, on a consolidated basis, has a borrowing limit of €  60.0. The daily balance in the account resulting thereof shall accrue interest at an annual interest rate of 8.35%. The settlement and payment of interest shall be made at the end of each financial year and at the time the credit facility terminates. In the case a request for funds is made for an amount that results in an accumulated amount exceeding the maximum limit set forth, the lender may at its discretion charge to the account solely the amount needed to cover up to the maximum limit, or charge the total amount requested by the Company, in which case the limit is automatically modified between both parties, with no need to sign a new agreement. The initial term of the agreement expires on March 23, 2012, however if the Company draws any funds six months prior to the end of the initial term, then the agreement automatically extends for an additional two-year term.
     On December 1, 2002, Telvent Mexico established reciprocal credit agreements with Abengoa Mexico. Under these agreements, Telvent Mexico and Abengoa Mexico may borrow funds or lend funds to each other up a maximum amount which originally was U.S. $10.0 million. The agreements have been amended twice, the first time, on January 1, 2006, to increase the maximum of the credit limit to U.S. $25.0 million and the last time, on June 1, 2007 to increase the maximum credit limit to U.S. $30.0 million. Borrowings under these credit arrangements bear interest at three-months LIBOR plus a variable margin from 0.0% to 6.0%. These agreements renew for annual one-year terms until terminated by either party.
     On December 1, 2002, Telvent Energía established reciprocal credit agreements with Abengoa Mexico. Under these agreements, Telvent Energía and Abengoa Mexico may borrow funds or lend funds to each other up to a maximum amount of U.S. $10.0 million. Borrowings under these credit arrangements bear interest at three-months LIBOR plus a variable margin from 0.0% to 6.0%. These agreements renew for annual one-year terms unless either party gives notice in writing at least one week prior to the expiry date of of its intention to not renew the agreement.
     These credit arrangements result in a total credit line for the Company of approximately €  112.4. As of December 31, 2010 the net credit line payable was € 21.8, with € 90.6 remaining available to the Company as of this date. The Company incurs no costs and receives no payments under these arrangements unless and until it borrows or loans funds hereunder. The average monthly balance of amounts (due to) or due from Abengoa affiliates was € (92.4) and € (62.0) in 2010 and 2009, respectively. At each year end, the creditor has the right to demand, or to give notice of its intention to demand repayment.
Purchase Agreement regarding our Repurchase of our Ordinary Shares
     On September 11, 2009, we entered into a purchase agreement with Telvent Corporation, S.L., a subsidiary of Abengoa S.A. In connection with this agreement, we acquired 370,962 of our ordinary shares, nominal value € 3.00505 per share in exchange for a purchase price of U.S. $18.50 per share, for an aggregate purchase price of U.S. $6.9, equivalent to € 4.7 based on the U.S. $/Euro exchange rate on September 10, 2009 of 1.458 U.S. $/Euro. Closing of the purchase of the shares occurred on September 15, 2009. See “Item 10.C Additional Information — Material Contracts” for a complete discussion of the purchase agreement.
Bank Loans to employees guaranteed by Abengoa under the Abengoa Share Acquisition Plan
     As also described in detail in Item 6.B. Directors, Senior Management and Employees - Compensation, on February 2, 2006, Abengoa implemented a Share Acquisition Plan, which is for members of the senior management of Abengoa and its subsidiaries, including us and our subsidiaries, (collectively, the “Abengoa Group”), under which the participants in the plan will be entitled to purchase shares of Abengoa.
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
     The loans obtained by participants in this plan involved extensions of credit by either Banco Sabadell, S.A. or Caja de Ahorros y Monte de Piedad de Madrid. The interest rate on each of the following loans for the purchases of Abengoa shares is a variable rate equal to EURIBOR plus 0.75%. These are bullet and not amortizing loans. The following loans to key management personnel (and related Abengoa guarantees) in connection with the purchase of shares under the Abengoa Share Acquisition Plan were outstanding during the period from January 1, 2010 through March 1, 2011: (i)Ignacio González: the largest amount outstanding during the period from January 1, 2010 — March 1, 2011 (€ 910,957.39), the amount outstanding as of March 1, 2011 (€ 910,957.39); (ii) José I. del Barrio: the largest amount outstanding during the period from January 1, 2010 — March 1, 2011 (€  911,258.61), the amount outstanding as of March 1, 2011 (€ 911,258.61); (iii) Larry Stack: the largest amount outstanding during the period from January 1, 2010 — March 1, 2011 (€ 634,802.30), the amount outstanding as of March 1, 2011 (€ 634,802.30); (iv) José Montoya: the largest amount outstanding during the period from January 1, 2010 — March 1, 2011 (€ 910,831.31), the amount outstanding as of March 1, 2011 (€ 910,831.31); (v) David Jardine: the largest amount outstanding during the period from January 1, 2010 — March 1, 2011 (€ 479,973.04), the amount outstanding as of March 1, 2011 (€ 479,973.04); (vi) Marcio Leonardo: the largest amount outstanding during the period from January 1, 2010 — March 1, 2011 (€ 461,043.47), the amount outstanding as of March 1, 2011 (€ 461,043.47); and (vii) Carlos Dai: the largest amount outstanding during the period from January 1, 2010 — March 1, 2011 (€ 554,973.36), the amount outstanding as of March 1, 2011 (€  554,973.36).

C. INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
     Please see “Item 18 — Financial Statements” and pages F-2 through F-45 of this annual report.
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
     As of December 31, 2008, the development and installation work for the El Toyo Project was substantially complete, although acceptance by the City has not yet been obtained. In addition to the fixed price for the works to be supplied by Telvent, the contract provides for a 20 year operation and maintenance period for which we will be paid by monthly payments over the 20 year period. Due to a dispute with the City over the calculation of the percentage of completion of the work, we have been unable to receive a works completion certificate to enable us to receive payments for a substantial part of the work completed to the present time. In addition, the dispute with the City has also delayed the commencement of the operations and maintenance period. The dispute and delays have resulted in additional costs being incurred by Telvent, including interest on a loan with Unicaja that was entered into for this project (described in Item 5B “Credit Arrangements and Loan Facilities” and in Note 19 of our Consolidated Financial Statements).
Saudi Arabia Project
     A commercial dispute between Telvent Tráfico and its client regarding a transportation project in Saudi Arabia was resolved and settled in August 2010. The dispute concerned the violations enforcement part of the project, which involved equipment that was subcontracted by Telvent Tráfico to Sensys Traffic AB, a Swedish company (“Sensys”). The client served a notice of termination of its contract with Telvent Tráfico on the basis that the violations enforcement equipment provided by Sensys did not meet the specifications of the contract. On August 28, 2010, we signed a settlement agreement with the customer pursuant to which the parties mutually exclude the violations enforcement system from Telvent Tráfico’s scope of work for the project.
     There is a dispute between Telvent Tráfico and Sensys in relation to the supply by Sensys of the enforcement equipment for the project. Telvent Tráfico has negotiated with Sensys to seek to reach an amicable resolution of the dispute but the parties have been unable to reach agreement. On February 23, 2011, Telvent Tráfico demanded payment of € 1.9 million under the performance bank guarantee that Sensys was required to provide under the subcontract to guarantee the fulfilment of its contractual obligations. On March 4, 2011 Telvent Tráfico received payment of the € 1.9 million from the bank that issued the performance guarantee. Telvent Tráfico is now preparing for arbitration proceedings with Sensys in which Telvent Tráfico will claim for the damages that it has suffered as a result of Sensys’s breaches of the subcontract.
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
     Spanish law requires us to allocate at least 10% of our net income each year to a legal reserve, until the balance of such reserve is equivalent to at least 20% of our issued share capital. A corporation’s legal reserve is not available for distribution to shareholders except upon liquidation. Our legal reserve, as of December 31, 2010, was below the required level of 20% of our issued share capital as of such date. Each year we are required to add 10% of our annual income, measured on an unconsolidated basis in accordance with Spanish GAAP, to our legal reserve each year until we have reached the required legal reserve of 20% of our issued share capital. In 2010, 10% of our previous year’s net income, measured on an unconsolidated basis in accordance with Spanish GAAP, was € 1.2 million. We may also make payment of dividends from our distributable reserves. As of December 31, 2010, we had distributable reserves of € 36.3 million. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually, although our board of directors or shareholders under certain circumstances may declare a distribution of interim dividends based on the fiscal year’s results out of our distributable reserves and/or the profits since the beginning of the fiscal year if we have the minimum balance in our legal reserves and other reserves established by our bylaws.
     Prior to our initial public offering, as a 91%-owned subsidiary of Abengoa, we distributed our net income to our shareholders to the extent permitted by Spanish law. We will consider paying cash dividends in the future subject to approval at our shareholders’ meeting. We anticipate that any dividends that we do pay will be declared in Euros, as required by Spanish law, but paid in U.S. Dollars at the exchange rate as of the time of declaration of such dividends. We may pay shareholders residing in Europe in Euros. Our bylaws require majority shareholder approval for the declaration of dividends. As Abengoa owns approximately 40% of our ordinary shares, it effectively is able to control our dividend policy.
     The timing and amount of future dividend payments that we make, if any, will depend on a variety of factors, including our earnings, prospects and financial condition, capital investment required to implement our strategy for growth and expansion, other capital expenditure requirements, payment of financial obligations, our generation of cash from operations and general business conditions, legal restrictions and such other factors as our board of directors considers relevant.
     Dividends may be subject to withholding tax in Spain. Dividends payable by us to non-residents of Spain are subject to withholding tax at the rate of 19%, subject to reductions pursuant to a domestic exemption or applicable tax treaties. See “Item 10.E Additional Information — Taxation”.
     Although laws vary from state to state within the U.S., uncollected dividends and shares may be considered abandoned property under the laws of a shareholder of record’s state of residence after a period of time, ranging from three years to seven years, has passed since that shareholder’s last contact with our transfer agent. If a shareholder of record does not claim dividends from our transfer agent within the applicable time period, our transfer agent, in accordance with applicable state law, will transfer the amount of the unclaimed dividend and the related shares to the treasury of that shareholder’s state of residence as reflected in the transfer agent’s records, which may not be that shareholder’s actual state of residence. Amounts paid to a state treasury in this manner will not be repaid to us. Whether that shareholder is subsequently permitted to recover the property from the state treasury will depend on that state’s laws.
     We did not pay a dividend on our ordinary shares in 2010.

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
ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
     The trading history of our ordinary shares began with their listing on the NASDAQ National Market beginning on October 21, 2004 in connection with our initial public offering. The following table sets forth the closing price history of our ordinary shares since 2005:

	High Market
	Price	Low Market Price
	($ Per Share)	($ Per Share)
Annual highs and lows
2006	16.30	10.76
2007	29.06	14.33
2008	28.25	7.33
2009	38.98	9.97
2010	40.63	16.70
Quarterly highs and lows
2009
First Quarter	14.73	9.97
Second Quarter	21.67	12.50
Third Quarter	29.40	20.13
Fourth Quarter	38.98	27.51
2010
First Quarter	40.63	27.33
Second Quarter	31.69	16.70
Third Quarter	22.62	17.12
Fourth Quarter	26.44	22.97
2011
First Quarter	30.00	26.85
Monthly highs and lows
2010
September	22.62	19.35
October	26.20	23.98
November	25.82	22.97
December	26.44	24.39
2011
January	28.99	26.85
February	30.00	28.38
March	29.18	26.91
B. PLAN OF DISTRIBUTION
     Not applicable.
C. MARKETS
     Our ordinary shares are traded only on the NASDAQ Global Select Market under the symbol “TLVT”.
D. SELLING SHAREHOLDERS
     Not applicable.
E. DILUTION
     Not applicable.

F. EXPENSES OF THE ISSUE
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
     Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
     The following discussion addresses some provisions of our bylaws and also compares some aspects of Spanish corporation law, which apply to us, to the Delaware General Corporation Law, the state law under which many corporations in the U.S. are incorporated, or, where relevant, to U.S. federal laws. This comparative information is only a summary, and it is subject to the complete text of our Articles of Association, which are incorporated by reference in the exhibits to this report and to the complete texts of the referenced laws, including the Spanish Capital Companies Act approved by Legislative Royal Decree 1/2010, as amended, and the Delaware law, including the Delaware General Corporation Law, and U.S. federal laws, as amended. Our charter documents are our Deed of Incorporation and our bylaws. Our bylaws set forth our purposes, our authorized share capital and the terms of our shares, and other important aspects of our corporate governance. The English translation of our bylaws is titled “Articles of Association,” after their Spanish title Estatutos Sociales.
     At a shareholders meeting held on March 16, 2010, a resolution was passed to modify Article 24 of our bylaws, to increase the maximum number of Directors to 12. A copy of the bylaws are available on our website (www.telvent.com).
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
Directors
General
     Spanish Law. Under Spanish Law, the board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Spanish corporation owe specific fiduciary duties of care, loyalty, non-competence and confidentiality to the corporation. In general terms, Spanish corporation law requires directors to perform their duties with the diligence of a responsible businessperson and a loyal representative complying with the duties set forth in the law and the bylaws of the corporation. In addition, directors are required to keep themselves informed of the corporation’s business.

     Delaware Law. Under Delaware Law, the board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty, non-competence to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of the corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.
Director’s Power to Vote on a Contract in which He or She is Materially Interested
     Our Bylaws and Spanish Law. While our bylaws do not explicitly address our directors’ power to vote on contracts in which they have a material interest, their duty of loyalty under Spanish law would prevent them from voting on such contracts. Under Spanish law, directors’ duty of loyalty requires that they comply with the duties imposed by the law and the bylaws with loyalty to the corporation’s interests, and that they put the interests of the corporation before their own. This duty of loyalty expressly requires under Spanish law that a director of a corporation:
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
     Therefore, it is our policy and the Spanish applicable law that any director who has a personal interest in any proposal before the board, or in the re-election or resignation of a director, may not deliberate or vote on these matters, and that such votes will be conducted by secret ballot.
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
     Additionally, in accordance to Article 24 of our bylaws the compensation to directors may consist on the delivery of shares of the corporation (or of option rights over shares or linked to their value) in any case subject to approval by the shareholders meeting.
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
Shareholder Rights
Dividend Rights
     Our Bylaws and Spanish Law. Our bylaws require majority shareholder approval for the declaration of dividends. Under Spanish law, a corporation may declare and pay dividends only out of profits remaining after required transfers to legal reserves, or out of distributable reserves, and only if the net worth of the corporation is not, before or as a result of the dividend distribution, lower than its issued share capital. Additionally, in order for dividends to be declared, the amount of the distributable reserves needs to be, under Spanish Law, at least equal to the amount of research and development expenses appearing in the balance sheet. A person is entitled to dividends if such person was a shareholder on the dividend payment date adopted by our shareholders’ resolution to declare such dividends; its entitlement to those dividends lapses on the fifth anniversary of the payable date. However, our transfer agent would dispose of unclaimed dividends in accordance with the abandoned-property laws of our shareholders’ jurisdictions of residence (as shown on the transfer agent’s records). Please see “Dividends” under “Item 8.A — Financial Information — Consolidated Financial Statements and Other Financial Information” for a discussion of our dividend policy, our legal reserves, and how our transfer agent would treat unclaimed dividends.
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
Rights to Share in our Profits
     Our Bylaws and Spanish Law. Under Spanish corporation law, a stockholder has no interest in the profits of a corporation until a dividend has been declared and approved out of such profits. Our bylaws do not vary or expand upon this provision of Spanish law.
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
     Delaware Law. The provisions of Delaware law are not significantly different from those of Spanish law.
Redemption of Shares
     Our Bylaws and Spanish Law. Under Spanish law, subject to certain exceptions, a corporation may purchase its own shares if:
•	the purchase has been authorized by the shareholders at a general shareholders’ meeting by means of a resolution establishing the terms of the purchase, including the maximum number of shares to be purchased, the minimum and maximum purchase price and the duration of the authorization, which shall not exceed 5 years;

•	the aggregate nominal value of the shares purchased, together with the aggregate nominal value of those shares already held by the corporation and its affiliates, does not exceed 20% of the share capital of the corporation;

•	the purchase enables the corporation to create a special reserve equal to the purchase price of its own shares without decreasing its share capital and reserves; and

•	the shares to be purchased are fully paid.
     Generally, shares that are not purchased in accordance with these rules must either be disposed of within one year from the date of the first purchase or be redeemed (breach of this obligation could take to a judicial redemption of the shares and even to directors liability if they breach their obligations under Spanish Law). Our bylaws do not vary or expand upon these provisions of Spanish law.
     Additionally, a corporation may acquire its own shares in the following cases:
a)	when the shares are acquired in execution of a share capital decrease resolution adopted by the shareholders meeting;

b)	when the shares are part of a patrimony acquired with universal character;

c)	when the shares totally paid in are acquired for free;

d)	when the shares totally paid are acquired as a consequence of a judicial allotment in payment of a credit right of the company against their holder.
     The shares acquired under sections b) and c) above shall be sold within a maximum term of three years unless they are previously redeemed or unless they do not represent, added to the ones already held in treasury stock by the company, more than a 20% of the share capital of the company.
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

Appraisal Rights
     Our Bylaws and Spanish Law. Shareholders of a Spanish corporation do not have the right to demand payment in cash of the fair value of their shares determined by an independent expert in connection with a merger or consolidation involving the corporation, except when as a result of a merger there is a transfer of the registered address of the company abroad or a substitution of the corporate purpose of the company. Our bylaws do not vary or expand upon this provision of Spanish law.
     Delaware Law. The Delaware General Corporation Law affords stockholders, in certain cases, the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation, subject to certain exceptions.
Preemptive Rights
     Our Bylaws and Spanish Law. Pursuant to Spanish law and our bylaws, shareholders have preemptive rights to subscribe for any new shares issued by us, including our ordinary shares. These preemptive rights may be voluntarily waived by the shareholders or may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with the specific requirements stated under Spanish corporation law.
     Delaware Law. Under Delaware law, stockholders have preemptive rights only to the extent, if at all, set forth in the corporation’s certificate of incorporation.
Changes in Shareholder Rights
     Our Bylaws and Spanish Law. A resolution passed at a shareholders’ meeting with the favorable vote of the majority of the shares metioned below and of the majority of the affected shares is required to change the rights of a class of shares.
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
     Spanish law provides that bylaws of a corporation can request nominative shareholders of record not less than five days before any shareholder’s meeting must be allowed to vote at such shareholder’s meeting.
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

Limitations on Rights to Own Our Securities
     Our Bylaws and Spanish Law. Pursuant to Spanish Law 18/1992 on Foreign Investments (Ley 18/1992, dated July 1, 1992 and Royal Decree 664/1999 (Real Decreto 664/1999, dated April 23, 1999), foreign investors may invest freely in shares of Spanish companies except for companies operating in certain strategic industries, including air transportation, radio and television broadcasting, gaming, munitions and mining, unless the Spanish government has issued an exemption. While these provisions of Spanish law do not restrict the rights of foreign persons to own our ordinary shares, or to exercise full voting rights, these provisions of Spanish law could prevent us from investing in the restricted industries. We must report to the Spanish Registry of Foreign Investments our ordinary shares held by foreign investors. Our bylaws do not vary or expand upon these provisions of Spanish law.
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
     Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:
•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85.0% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested stockholders and shares owned by specified employee benefit plans; or

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.7% of the outstanding voting stock, excluding shares held by the interested stockholder.
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
Threshold for Required Disclosure of Ownership
     Our Bylaws and Spanish Law. Under Spanish Law, a company or person that acquires more than 10% of the capital of another company must notify the issuer of its acquisition and of any subsequent acquisition of an additional 5% or more of the issuer’s capital. The rights corresponding to the shares are suspended pending such notification. Such notification must be included in the notes to both companies’ financial statements.
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
     In addition, beneficial owners of more than 10% of a class of such registered securities must file with the SEC a statement of ownership regarding those securities and report any subsequent changes in their ownership within two business days. However, because we are a foreign private issuer, beneficial owners of 10% or more of our securities are exempt from the latter such requirements. Furthermore, because we are to a foreign private issuer, our executive officers and directors are exempt from the reporting requirements of Section 16 of the Securities Exchange Act and, therefore, are not required to file Forms 3, 4, and 5 with the SEC disclosing their ownership of such shares.
C. MATERIAL CONTRACTS
     The following information summarizes certain significant terms of our material contracts.
Credit agreements with Abengoa and Abengoa Mexico
     The reciprocal credit agreement dated April 20, 2004 has been replaced with a new unilateral credit agreement with Abengoa dated March 31, 2010. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for a description of the loan agreements with Abengoa and Abengoa Mexico.
Syndicated Facilities Agreement dated March 23, 2010
     On March 23, 2010, we entered into a syndicated facilities agreement (the “Agreement”), governed by Spanish law, with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid: Caja de Ahorro y Pensiones de Barcelona (also known as Caixa d’Estalvis i Pensions de Barcelona); Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders), for an aggregate principal amount of € 170.0 million. On July 15, 2010, the Company entered into a Novation and Amendment of Facilities and Assignment Agreement of this syndicated Agreement effective as of July 21, 2010, by virtue of which the aggregate principal amount of the original agreement was increased by € 13.0 million to € 183.0 million. Caixa de Aforros de Vigo, Ourense e Pontevedra Caixanova and Fifth Third Bank, N.A. were added as additional lenders. The facilities are structured in two tranches, a term loan facility up to € 100.0 million and a revolving facility up to € 83.0 million.
     The purpose of the term loan facility is to finance general corporate purposes of the Company and to refinance the following credit agreements:
•	Amending Novation Agreement and Syndicated Financing Agreement, dated May 21, 2009, between the Company, certain guarantors identified therein (see “Item 10C.-Material Contracts” for a detail of these guarantors), and Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona (also known as Caixa d’Estalvis i Pensions de Barcelona) and ING Belgium S.A., Sucursal en España (as lenders); and

•	Loan Agreement, dated September 11, 2009, by and between the Company (as borrower), certain guarantors identified therein (see the description below of this loan agreement for a detail of these guarantors) and Caixa d’Estalvis i Pensiones de Barcelona (as lender);
and also to payoff the following debt instruments:
•	Machinery Financial Leasing Agreement, dated October 11, 2007, by and among, ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C., Telvent Housing, S.A. and the Company (as guarantor); and

•	Credit Agreement, dated May 31, 2006, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic, as amended.
     The purpose of the revolving facility is to finance general corporate purposes of the Company and its subsidiaries, partially refinancing the working capital facility currently provided by the Company’s former majority shareholder, Abengoa, S.A., as well as payment of the costs, expenses and fees associated with these refinancing transactions.
     The Syndicated Agreement requires the facilities to be guaranteed from the date of the first drawdown of the facilities by subsidiaries of the Company representing, jointly, at least 85% of the Company’s consolidated EBITDA, consolidated revenues and gross assets (excluding Non-Recourse Assets, as defined in the Syndicated Agreement). Our subsidiaries, Telvent Export, Telvent

Tráfico, Telvent Energía, Telvent Global Services, Telvent Servicios Compartidos, S.A., Telvent Environment, Telvent Canada, Telvent USA, Telvent Mexico, Telvent Brasil and Telvent DTN are guarantors of our obligations under the Syndicated Agreement.
     We may prepay amounts outstanding under the Syndicated Agreement at any time, and the aggregate amount of the facilities may be reduced at our option. The amounts outstanding under the Syndicated Agreement are subject to mandatory prepayment based upon the occurrence of certain events that are specified in the Syndicated Agreement. The revolving facility is required to be repaid no later than March 23, 2014. The mandatory repayment schedule for the term loan facility is set forth below:

DATE	AMOUNT
March 23, 2011	€10,000,000
March 23, 2012	€20,000,000
March 23, 2013	€30,000,000
March 23, 2014	€40,000,000
     The interest rate on the term loan facility is calculated on the basis of EURIBOR (3 or 6 months) plus a spread of 3.00%. The interest rate on the revolving facility is calculated on the basis of EURIBOR (1, 3 or 6 months) plus a spread of 3.00%. However, commencing March 23, 2011, the spread in connection with both facilities will vary depending on the leverage ratio (Net Financial Debt/EBITDA) calculated on the basis of the Company’s prior financial statements as set out in the following table:

LEVERAGE RATIO	Margin
Above or equal to 2.5x	3.00%
Below 2.5x and equal or above to 2.0x	2.50%
Below 2.0x and equal or above to 1.5x	2.25%
Below 1.5x	2.00%
     The Syndicated Agreement includes usual and customary representations and warranties, affirmative and negative covenants, and events of default typical in such a transaction of this size and type. The Company, at December 31, 2010, is in compliance with all its covenants.
As of December 31, 2010, € 179.9 million was outstanding under this credit agreement.
Senior Subordinated Convertible Notes
     On April 6, 2010, we entered into a Purchase Agreement (the “Purchase Agreement”) with Barclays Capital Inc. and RBS Securities Inc., as Representatives of the several Initial Purchasers named in Schedule I attached thereto (collectively, the “Initial Purchasers”), in connection with the offering and sale of $200.0 million (of which $25.0 million was issued upon exercise of the Initial Purchasers’ overallotment option) in aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due 2015 (the “Notes”).
     On April 19, 2010, the sale of the Notes was settled and the Notes were issued pursuant to an Indenture, dated April 19, 2010 (the “Indenture”), among the Company, as issuer, BNY Corporate Trustee Services Limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent.
     The Notes will mature on April 15, 2015 and will be paid semi-annually in arrears at a rate of 5.50% per year on April 15 and October 15 of each year, beginning on October 15, 2010. Under certain circumstances, the Notes will be convertible into cash, our ordinary shares or a combination of cash and our ordinary shares, at our election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $34.18 per ordinary share and represents a 22.5% conversion premium over the closing price of our ordinary shares of $27.90 per share on April 6, 2010 on the NASDAQ Global Select Market.
     The net proceeds from the sale of the Notes were approximately $193.0 million. We contributed the majority of the net proceeds from the offering of the Notes to our subsidiary Telvent DTN and Telvent DTN used the proceeds to repay all amounts outstanding under its credit agreement with Goldman Sachs Credit Partners L.P., as Lead Arranger, Sole Bookrunner and Sole Syndication Agent, and General Electric Capital Corporation, as Administrative Agent. We expect to use the remainder of the net proceeds for general corporate purposes.
     The Purchase Agreement includes customary representations and warranties. Under the terms of the Purchase Agreement, we and the Initial Purchasers have agreed to indemnify each other against certain liabilities. The Indenture includes customary terms and covenants, including certain events of default after which the Notes may be due and payable immediately.

Credit Agreement — JPMorgan Chase Bank and Fifth Third Bank
     On November 3, 2010, Telvent USA and Telvent Canada as borrowers, and Telvent DTN and the Company as guarantors, entered into a credit agreement (the “JP Morgan Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent and lender (“JPMorgan”), and Fifth Third Bank, as lender (“Fifth Third”). Pursuant to the JP Morgan Credit Agreement, JPMorgan made available a revolving credit facility with a maximum borrowing limit of U.S. $20.0 million (the “Revolving Loan”) and a term loan in the maximum amount of U.S. $12.0 million, and Fifth Third also made available a term loan in the maximum amount of U.S. $10.0 million (collectively, such term loans are referred to as the “Term Loan”), all to finance working capital and general corporate needs and to pay off a prior credit agreement with Deutsche Bank S.A (“Deutsche Bank”). The Revolving Loan portion of the facility matures on October 12, 2011. The Term Loan portion of the facility matures on October 12, 2013.
     Revolving Loans under the JP Morgan Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by the borrowers): (i) Adjusted Eurocurrency Rate for the interest period in effect for such borrowing plus the Applicable Rate, or (ii) Alternate Base Rate (“ABR”) plus the Applicable Rate.
     The Term Loan bears interest on the outstanding principal amount at a rate per annum equal to the Adjusted Eurocurrency Rate plus the Applicable Rate with an initial interest period of three months. Interest accruing on ABR loans is due on the last business day of each calendar quarter. Interest accruing on Eurocurrency loans is due on the last day of the interest period applicable to the borrowing of which such loan is a part, which interest period shall be, at the borrower’s election, one, two or three months.
     The Adjusted Eurocurrency Rate means, with respect to any Eurocurrency loan in dollars for any interest period or for any ABR Loan, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to (a) the Eurocurrency Rate for the applicable interest period multiplied by (b) the Statutory Reserve Rate. For Eurocurrency loans in currencies other than dollars, “Adjusted Eurocurrency Rate” means the Eurocurrency Rate with respect to such currencies.
     Eurocurrency Rate means, with respect to any Eurocurrency loan denominated in dollars for any interest period, the rate appearing on Reuters Screen LIBOR01 Page at approximately 11:00 a.m., London time, two business days prior to the commencement of such interest period, as the rate for dollar deposits with a maturity comparable to such interest period; and with respect to any Eurocurrency loan denominated in pesos for any interest period, a rate of interest per annum established by JPMorgan in its sole and absolute discretion, as last quoted to Telvent Canada LTD. no later than 2:00 p.m., Chicago time, two business days prior to the disbursement or continuation of such loan in pesos.
     The Alternate Base Rate means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate announced by JPMorgan in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% and (c) the Adjusted Eurocurrency Rate for deposits in dollars for a one-month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1%.
     Applicable Rate means, for any day, with respect to any (i) Eurocurrency Revolving Loan denominated in dollars, 1.90% per annum, (ii) Eurocurrency Revolving Loan denominated in pesos, 0.0% per annum, (iii) Eurocurrency Term Loan, 2.25% per annum or (iv) ABR Loan, 0.0% per annum.
     The borrowers generally can prepay any borrowing in whole or in part without a premium penalty.
     The principal balance outstanding under the Revolving Loans shall be due and payable in full on October 12, 2011. The principal balance of the Term Loan is due and payable as follows: $5.0 million on September 30, 2011 and $1.3 million per calendar quarter thereafter, beginning on December 31, 2011 and ending on September 30, 2013. Any remaining principal is due on October 12, 2013.
     The JP Morgan Credit Agreement contains certain usual and customary representations and warranties, and usual and customary affirmative and negative covenants which include limitations, subsequent indebtedness, certain types of transactions with affiliates on liens, payment of dividends, mergers, sale of assets, guarantees, and other customary limitations. The JP Morgan Credit Agreement also contains usual and customary events of default including, but not limited, to nonpayment of principal and/or interest, breach of a representation or warranty; nonperformance or breach of certain covenants; bankruptcy or insolvency of the guarantors, any borrower or any subsidiary; material, nonappealable judgments in excess of € 15.0 million to the extent not adequately covered by insurers; any other person or group (other than Abengoa) gaining “Control” (as defined in the Spanish Civil Code) of us or if we cease to own, directly or indirectly, 51% of the borrowers; and incurrence of certain ERISA liabilities. The Company, at December 31, 2010, is in compliance with all its covenants.

     The JP Morgan Credit Agreement replaces the loan agreement entered into between Deutsche Bank as lender and Telvent USA, as borrowers and the Company as guarantor.
     As of December 31, 2010, U.S. $39.8 million (€ 29.8 million) was outstanding under JP Morgan Credit Agreement.
Telvent Canada refinancing credit agreement with The Royal Bank of Scotland, N.V.(formerly ABN AMRO Bank N.V.), (replacing the Telvent Canada credit agreement dated May 2, 2003)
     On March 31, 2008, our subsidiary Telvent Canada entered into a credit agreement (the “RBS Credit Agreement”) with The Royal Bank of Scotland, N.V. (formerly ABN AMRO Bank N.V). (the “Bank”) to replace the credit agreement, dated May 2, 2003, between Telvent Canada and the Bank (the “2003 Credit Agreement”). The Credit Agreement provides for three separate credit facilities, all of which are unsecured with respect to the assets of Telvent Canada and Telvent USA, merged into Telvent USA Corporation effective July 1, 2010. The obligations of Telvent Canada to the Bank are guaranteed by us.
     The first facility (“Facility A”) is a revolving credit line for working capital purposes in a maximum aggregate amount of U.S. $3.0 million or the equivalent amount in Canadian dollars. Loans can be advanced in either Canadian dollars or U.S. Dollars, at Telvent Canada’s option. Loans in Canadian dollars bear interest at a rate equal to the Canadian prime rate. Loans in U.S. Dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the United States prime rate, at Telvent Canada’s option. The indebtedness of Telvent Canada under Facility A of the 2003 Credit Agreement was refinanced under Facility A of the RBS Credit Agreement on March 31, 2008.
     The second facility (“Facility B”) is a hedging facility in the maximum aggregate amount of U.S. $6.0 million or the equivalent amount in Canadian dollars, solely for the purpose of financing hedging agreements entered into by Telvent Canada. Hedging agreements include any agreement relating to a transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, currency option or any other similar transaction.
     The third facility (“Facility C”) is a credit facility in a maximum aggregate amount of U.S. $12.0 million, or the equivalent amount in Canadian dollars, solely for the purposes of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA is required to provide bid, advance payment or performance securities. Under Facility C, the fees for letters of credit are calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by the Bank.
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
     As of December 31, 2010, Canadian $3.0 million was outstanding under Facility A, U.S. $1.2 million was outstanding under Facility B and U.S. $5.0 million in letters of credit issued was outstanding under Facility C.
Telvent Traffic North America credit agreement with Bank of America
     On May 31, 2006, our subsidiary, Telvent Traffic, entered into a credit agreement (the “Credit Agreement”) with LaSalle Bank National Association (now Bank of America as successor to LaSalle). The original amount available to Telvent Traffic under the BofA Credit Agreement was up to U.S. $20.0 million. On April 24, 2007, Telvent Traffic entered into an agreement to amend the BofA Credit Agreement to increase the amount available to a maximum of U.S. $25.0 million. The obligations of Telvent Traffic under the BofA Credit Agreement are guaranteed by us. The credit facility is available for partial financing of acquisitions permitted under the agreement. Loans under the BofA Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America or (ii) the London Interbank Offering Rate for U.S. Dollar deposits in the London Interbank Eurodollar market (“LIBOR”), plus an applicable margin which is based on the leverage ratio of our company. The leverage ratio is the ratio of consolidated debt to consolidated EBITDA (net income plus the sum of expenses for interest, taxes, depreciation and amortization). The minimum margin is 0.75% and the maximum applicable margin is 1.25%. For prime rate loans, interest is payable quarterly in arrears. For LIBOR loans, interest is payable in arrears on the last day of each interest period, which can be one, two, three or six months, as selected by Telvent Traffic. This credit facility is not a revolving facility. By an amendment, effective June 16, 2006, the agreement was amended to reflect that the shares of Telvent Traffic were transferred from us to our subsidiary, Telvent Tráfico, on that date.
     By an amending agreement dated April 30, 2007 the termination date of the BofA Credit Agreement was extended to August 1,

2007. By an amending agreement, dated July 31, 2007, the termination date of the BofA Credit Agreement was extended to November 1, 2007. By an amending agreement, dated October 31, 2007, the termination date of the BofA Credit Agreement was extended to December 31, 2007. By an amending agreement, dated December 21, 2007, the termination date of the BofA Credit Agreement was extended to April 30, 2008. By an amending agreement, dated April 28, 2008, the termination date of the BofA Credit Agreement was extended to April 30, 2009.
     On April 29, May 14 and May 21, 2009, Telvent Traffic, entered into amendments to the BofA Credit Agreement for the purpose of extending the termination date of the BofA Credit Agreement. The tenth amendment, signed on May 21, 2009, extends the termination date of the BofA Credit Agreement to April 30, 2010. The Eighth Amendment, signed April 29, 2009, amended the BofA Credit Agreement so that loans under the BofA Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America N.V. plus a Base Rate Loan Applicable Margin of 2.00% or (ii) the LIBOR for U.S. dollar deposits in the London Interbank Eurodollar market, plus a Libor Loan Applicable Margin of 3.00%. In connection with these amendments, we reaffirmed our commitment to guarantee all of the obligations under the Credit Agreement.
     The BofA Credit Agreement was paid off on April 7, 2010 with the proceeds of the loans under the syndicated facilities agreement dated March 23, 2010 made between the Company as borrower and ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid: Caja de Ahorro y Pensiones de Barcelona (also known as Caixa d’Estalvis i Pensions de Barcelona); Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders).
Telvent GIT, S.A. credit agreement with Caja de Ahorros y Monte de Piedad de Madrid, ING Belgium S.A,. Sucursal en España and Caja de Ahorros y Pensiones de Barcelona (“La Caixa”)
     On September 12, 2008, we, as borrower, entered into an unsecured loan agreement (the “Loan Agreement”) governed by Spanish law with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, as lenders, in the amount of € 57.5 million, divided into two different tranches: (i) Tranche A, in the amount of € 10.5 million, and (ii) Tranche B, in the amount of € 47.0 million. The full amount of the loans in the amount of € 57.5 million was drawn down on October 28, 2008 to partially finance the acquisition of DTN Holding Company, Inc. The loans bore interest at a rate calculated on the basis of EURIBOR plus a spread of 2.25%. However, beginning June 30, 2009, interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.50% to 2.25%, depending on our Net Financial Debt/EBITDA ratio was payable on the loans under Tranche B. Tranche A was due and was paid in one installment on September 12, 2009. Tranche B was due and payable in one installment of € 5.1 million on September 12, 2009 and in annual installments of € 10.5 million on September 12 of each year thereafter until fully repaid.
     The Loan Agreement provided that in the event an entity other than Abengoa obtained control of our company, a majority of the lenders had the right to demand payment within 15 days of all amounts borrowed by us under the Loan Agreement together with all interest, costs and other amounts owing under the Loan Agreement.
     Our obligations under the Loan Agreement were guaranteed by Telvent Export S.L., Telvent Environment, S.A., Telvent Tráfico, Telvent Portugal, Telvent Mexico, Telvent Brasil, Telvent Outsourcing, Telvent Housing, Telvent GIT, Telvent Interactiva S.A., Telvent Servicios Compartidos, S.A., Telvent Canada, Telvent USA, Telvent Traffic, Telvent Farradyne.
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
     Under the terms of the amended and restated loan agreement, the loans bore interest at a rate calculated on the basis of EURIBOR plus a spread of 2.50%. However, beginning December 31, 2009, interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.75% to 2.75% depending on our Net Financial Debt/EBITDA ratio was payable on loans under Tranche B and Subtranche B1. The amended and restated loan agreement included customary provisions for transactions of this nature, including mandatory prepayments events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     The Credit Agreement was paid out on April 7, 2010 with the proceeds of the loans under the syndicated facilities agreement dated March 23, 2010 made between the Company as borrower and ING Bank N.V. London Branch (as agent); ING Belgium, S.A.,

Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid: Caja de Ahorro y Pensiones de Barcelona (also known as Caixa d’Estalvis i Pensions de Barcelona); Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders).
Deutsche Bank S.A. Credit Agreement with Telvent USA
     On December 29, 2009, our subsidiary, Telvent USA, entered into an agreement with Deutsche Bank, S,A. (“Deutsche Bank”) pursuant to which Deutsche Bank made available a credit facility with a maximum borrowing limit of U.S. $18 million to finance general treasury needs. The original maturity date for this credit facility was June 29, 2010. By an amendment dated June 29, 2010, the maturity date was extended to July 29, 2010. Drawdowns under the credit agreement bore interest on the outstanding principal amount at a rate per annum equal to LIBOR plus a margin of 1.90%. On July 29, 2010, the loan agreement was amended to extend the termination date to October 29, 2010, and on October 29, 2010, the loan agreement was amended so that the maximum borrowing limit was reduced to U.S. $ 12.5 million and the term was extended through November 29, 2010. This credit agreement was cancelled on November 15, 2010 as it was refinanced by the credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and lender, and Fifth Third Bank, as lender.
Deutsche Bank AG New York Branch Loan Agreement
     On April 1, 2010, Telvent USA, Inc., Telvent Farradyne, Telvent Miner & Miner, and Telvent Traffic North, jointly and severally as borrowers, and the Company as guarantor, entered into a loan agreement (the “Deutsche Bank Loan Agreement”) with Deutsche Bank AG New York Branch (“Deutsche Bank”) under which Deutsche Bank made available a revolving credit facility with a maximum borrowing limit of U.S. $17.5 million to finance general treasury needs. The original maturity date for this credit facility was June 29, 2010 (the “Termination Date”). By an amendment dated June 29, 2010, the Termination Date was extended to July 29, 2010. By an amendment dated July 29, 2010, the Termination Date was extended to October 29, 2010.
     Loans under the Deutsche Bank Loan Agreement bore interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by the borrowers) the Base Rate or the Eurodollar Rate. The “Base Rate” was the greater of: (a) the prime lending rate as publicly announced in New York City by Deutsche Bank from time to time as its prime lending rate; or (b) an interest rate per annum equal to the weighted average of the rates for overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day by the Federal Reserve Bank of New York plus 50 basis points (0.50%). The “Eurodollar Rate” was the annual rate equal to the sum of (a) the rate obtained by dividing (i) the applicable London Interbank Offering Rate for U.S. Dollar deposits in the London interbank dollar market (“LIBOR”) for an approximately equal amount and interest period by (ii) a percentage equal to 100% minus the Federal Reserve System reserve requirement (expressed as a percentage) imposed under Regulation D on Eurocurrency liabilities, plus (b) 1.90%.
     Interest accruing at the Base Rate was due and payable on the last day of each calendar month and on the Termination Date. Interest accruing at a Eurodollar Rate was due and payable on the last day of the applicable Interest Period and on the Termination Date. “Interest Period” means a period of one, two or three months, as elected by the borrowers, beginning on a day on which banks generally are open in New York City for the conduct of substantially all of their commercial lending activities, interbank wire transfers can be made on the Fedwire system and dealings in United States dollars are carried on in the London interbank market. The principal balance outstanding shall be due and payable in full on the Termination Date.
     The Deutsche Bank Loan Agreement contained certain usual and customary representations and warranties, and usual and customary affirmative and negative covenants which included limitations on liens, payment of dividends, mergers, sale of assets, guarantees, and other customary limitations. The Loan Agreement also contained usual and customary events of default, including but not limited to non-payment of principal and interest, material breach of a representation or warranty; non-performance or breach of certain covenants; bankruptcy or insolvency; material judgments; change of control of a Borrower; and incurrence of certain ERISA liabilities.
     The purpose of the Deutsche Bank Loan Agreement was to replace the credit agreement entered into on December 29, 2009, among Telvent USA, as borrower, Telvent GIT, as guarantor and Deutsche Bank, S.A. as lender. It was a condition to the effectiveness of the Deutsche Bank Loan Agreement that the December 29, 2009 loan agreement shall be paid in full and terminated.
     The Credit Agreement with Deutsche Bank, S.A. was paid off with proceeds of the loan under the credit agreement with JP Morgan Chase and Fifth Third Bank. This credit agreement with Deutsche Bank New York Branch expired without any borrowings being made.

Credit Agreement between Telvent GIT, S.A. and Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) dated September 11, 2009
     On September 11, 2009, we, as borrower, entered into an unsecured, bilateral loan agreement, governed by Spanish law, (the “La Caixa Loan Agreement”) with Caja de Ahorros y Pensiones de Barcelona, as lender. The purpose of the new loan was to finance the acquisition of 370,962 of our ordinary shares as described in Item 10.C Material Contracts. The La Caixa Loan Agreement includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     On September 15, 2009, we made a single drawdown under the La Caixa Loan Agreement in the amount of € 5.0 million in connection with the closing of the purchase of our share repurchase. The loan was due and payable in one installment on December 31, 2012.
     Until December 31, 2009, the loan bore interest at a rate calculated on the basis of EURIBOR, plus a spread of 2.75%. Beginning on December 31, 2009, the loan bore interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 2.00% to 4.50% depending on our Net Financial Debt/EBITDA ratio.
     Telvent Export, Telvent Tráfico, Telvent Energía, Telvent Farradyne, Telvent USA, Telvent Traffic, Telvent Canada, Telvent Brasil, Telvent Portugal, Telvent Mexico, Telvent Housing, Telvent Outsourcing, Telvent Servicios Compartidos, S.A., Telvent Interactiva, S.A., Telvent Environment, S.A., Matchmind Holding, S.L. and Telvent Miner & Miner were guarantors under the La Caixa Loan Agreement.
     La Caixa Credit Agreement was paid off with the proceeds of the loans under the syndicated facilities agreement dated March 23, 2010 made between the Company as borrower and ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid: Caja de Ahorro y Pensiones de Barcelona (also known as Caixa d’Estalvis i Pensions de Barcelona); Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders).
Telvent DTN Credit and Guaranty Agreement with Goldman Sachs Credit Partners and General Electric
     Telvent DTN was a party to an Amended and Restated Credit and Guaranty Agreement (the “Telvent DTN Credit Agreement”), dated March 16, 2007, originally made by and among DTN, Inc., as Borrower, DTN Holding Co. Inc., DTN, LLC, DTN Information Services LLC, DTN Holdco Corporation and certain subsidiaries of DTN Holdco Corporation, as Guarantors, various Lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger, Sole Bookrunner and Sole Syndication Agent, and General Electric Capital Corporation, as Administrative Agent. The obligations under the Telvent DTN Credit Agreement are secured by a lien on substantially all of the assets of DTN, Inc. and the guarantors.
     The credit facilities consisted of revolving loan commitments of U.S. $25.0 million, including sub-limits for swing line loans and letters of credit; Tranche C term loans in the original aggregate principal amount of up to U.S. $242.0 million; and an incremental facility of up to U.S. $25.0 million in additional new term loans. The Tranche C term loan facilities initially matured on March 10, 2013. The revolving commitments terminated on March 10, 2011.
     The change in control that was triggered by our acquisition of DTN’s issued and outstanding capital stock would have constituted a default by DTN under the Telvent DTN Credit Agreement at the time the acquisition occurred. Accordingly, DTN requested consent to the change of control and on September 15, 2008, the parties to the Telvent DTN Credit Agreement entered into the First Amendment, Consent and Waiver to Amended and Restated First Lien Credit and Guaranty Agreement, which became effective on October 28, 2008 (the date of the closing of the acquisition). Under the First Amendment, the lenders consented to the change of control and amended the Telvent DTN Credit Agreement to increase the interest payable with respect to the credit facilities. The applicable margin with respect to Revolving Loans and Tranche C term loans that are Eurodollar Rate Loans was increased to 5% if Telvent DTN’s S&P Rating and Moody’s Rating is higher than or equal to B+ and B1, respectively, from 3%. If Telvent DTN’s S&P Rating and Moody’s Rating falls to less than B+ and B1, respectively, the applicable margin will increase to 5.5%. For Revolving Loans and Tranche C term loans that are Base Rate Loans, the applicable margin was increased to 3.75% from 2% if Telvent DTN’s S&P Rating and Moody’s Credit Rating is higher or equal than B+ and B1, respectively, and to 4.25% if Telvent DTN’s credit ratings are lower.
     On October 26, 2009, we completed the restructuring of DTN Holding Company, Inc. and its thirteen subsidiaries. The restructuring and mergers resulted in the change of the name of DTN Holding Company, Inc. to Telvent DTN, Inc., and the merger of all of the subsidiaries of Telvent DTN, Inc. into Telvent DTN Inc. as the surviving legal entity, encompassing all the operations of the acquired business (the “DTN Restructuring”). The purpose of the restructuring was to simplify the legal structure of DTN and its subsidiaries and to further our corporate branding initiative by renaming the company Telvent DTN.
     In connection with the DTN Restructuring described above, on October 26, 2009, Telvent DTN entered into a Second Amended and Restated Credit and Guaranty Agreement with the lenders and General Electric Capital Corporation, as Administrative Agent and Collateral Agent, to make the necessary changes to the Telvent DTN Credit Agreement to reflect the DTN Restructuring and to make certain other changes, including:
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
     • Telvent DTN was required to make a prepayment in the amount of U.S. $10.0 million as a condition precedent to the Second Amended and Restated Credit and Guaranty Agreement
     The Telvent DTN Credit Agreement, as amended, was paid off with the proceeds of the Senior Subordinated Convertible Notes described above.
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
Lease for principal executive office in Madrid, Spain
     On May 1, 2009, we entered into a new lease agreement with Valgrande 6, S.A.U. (absorbed by Sabadell BS Inmobiliario, F.I.I. as of June 2010) with respect to our principal executive offices in Madrid, Spain, located at Calle Valgrande 6, Alcobendas, Madrid, Spain 28108. The aggregate leased facility comprises 44,819.19 square meters (482,438 square feet). The monthly rent for the first year of the lease is € 344,549.03 plus value added tax (VAT) at 16%. For the second year of the lease (May 1, 2010 to April 30, 2011) the monthly rent is € 349,717.27. The rental payments will increase annually based upon increases in June’s consumer price index, General Nacional de Precios al Consumo — IPC. Additionally, the monthly rental payments will increase in May 2012, 2013, 2014 and 2015 by € 8,333.33, € 8,333.33, € 8,333.33 and € 7,833.33, respectively. The initial term of the lease is for a period of fifteen years and expires on May 1, 2024 and will be renewed automatically for a maximum of one additional five-year term unless we provide notice of our intent to not renew the lease at least sixth months before the end of the initial term.
Lease for office in Seville, Spain
     Telvent Servicios Compartidos S.A. leased offices at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain under a lease dated February 25, 2004 with Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros (now Helvetia Previsión, S.A.). For the first two years of the term, the annual base rent was € 536,250.72 (VAT included). We also paid our proportionate share of operating costs and property taxes. After the second year of the term, the rent is adjusted annually in accordance with a Spanish consumer price index.

This facility is 6,126.71 square meters (65,947 square feet). The term of the lease was six years, commencing January 1, 2005. Telvent Servicios Compartidos S.A. terminated this lease effective October 31, 2010 by giving six months prior written notice.
     Telvent Servicios Compartidos S.A. also leased offices on the third and fourth floors in the same building (Ronda del Tamarguillo, 29 Plantas 3a y 4a, Seville, Spain) under a lease dated July 30, 2003 with Altius Partners, S.L. (now leased from Romero Álvarez, S.A., who purchased the floors managed by Altius Partners, S.L.). The obligations under the lease were guaranteed by us. The rent for the first year of the term was € 1,076,365.02 (VAT included). After the first year of the term, the rent was adjusted annually in accordance with a Spanish consumer price index. We also paid our proportionate share of operating costs and property taxes. This facility is 7,820 square meters (84,178 square feet). The initial term of the lease was for ten years, expiring on August 1, 2013. Telvent Servicios Compartidos S.A. terminated this lease effective October 31, 2010 by giving six months prior written notice.
     In 2010, our combined total annual rent under these leases was € 1,612.615.74 (VAT included).
     On April 1, 2010, Telvent Servicios Compartidos S.A., entered into a lease agreement with Centro Tecnológico Palmas Altas, S.A. with respect to the Palmas Altas Campus located in Seville, Spain. The aggregate leased facility comprises 10,296 square meters (110,825 square feet). The annual rent for the first year of the lease is € 1,606,176 payable in twelve monthly payments of €  133,484 each, and is subject to value added tax. The rental amount will increase annually according to the Consumer Price Index percentage announced by the National Statistics Institute (Instituto Nacional de Estadística). Additionally, Centro Tecnológico Palmas Atlas, S.A. will supply common operating services, such as cleaning, gardening, etc. The price of the common operating service is € 8.87 per square meter. The initial term of the lease is for a period of five years and expires on March 31, 2015 and will be renewed automatically for an additional five-year term unless either party provides notice of its intent not to renew the lease at least six months before the end of the initial term. This lease replaces the leases at Ronda del Tamarguillo described above.
Lease for data center office in Seville, Spain
     Telvent Housing leases offices at Avda. Montesierra 36 in Seville, Spain under a lease dated July 1, 2004 with Decesaris, S.A. This facility is 877 square meters (9,435 square feet). The rent is adjusted annually in accordance with a Spanish consumer price index. In 2010, our annual rent under this lease was € 156,981.79. The initial term of the lease was until December 31, 2010. The lease provides that it will be automatically extended for a maximum of four successive periods of five years each unless we give notice in writing to the landlord thirty days before the end of the term or renewal term, as the case may be. Pursuant to this provision, the lease was extended to December 31, 2015. We are responsible for paying the operating costs related to the facility. All the taxes related with the facility are the owner’s responsibility.
Lease for data center office in Barcelona, Spain
     Telvent Housing leases offices at Acero 30-32, Barcelona, Spain under a lease dated June 27, 2001 with Sertram S.A. The rent is adjusted annually in accordance with a Spanish consumer price index. In 2010, our annual rent under this lease was € 382,249.00. We are responsible for paying the operating costs and property taxes related to the facility. This facility is 2,511 square meters (27,028 square feet). The term of the lease was renewed until January 1, 2011 and will be extended for a maximum of twenty successive periods of one year each, unless we give notice in writing to the landlord six months before the end of the term or any renewal term, as the case may. We did not provide such notice, so the lease was extended until January 1, 2012.
Lease for data center office in Lisbon, Portugal
     Telvent Portugal leases offices at Severiano Falcao 14, Lisbon, Portugal under a lease dated July 1, 2008 with Imovest Sociedade Gestora de Fundos de Investimientos Imobiliarios, S.A. The rent is adjusted annually in accordance with a Portuguese index of leasing contracts. In 2010, our annual rent under this lease was € 562,374.52. This facility is 5,355 square meters (57,641 square feet). The initial term of the lease expired on December 31, 2010. The lease has been and will be extended for successive periods of one year each, unless we give notice in writing to the landlord ninety days before the end of the term or any renewal term, as the case may be. We did not provide such notice, so the lease was extended until December 31, 2011.
Lease for office in Calgary, Alberta, Canada
     Telvent Canada leases offices at 10333 Southport Road SW, Calgary, Alberta, Canada under a lease dated June 27, 2007 with Pension Fund Realty Limited. This facility is 12,337 square meters (132,800 square feet). The initial term of the lease is for a period of five years from August 1, 2008 to July 31, 2013. The rent under this lease is CAD $2,815,360 per year until July 31, 2013. We also pay our proportionate share of operating costs and property taxes. An amendment to the lease dated August 11, 2009 reduced the facility lease to 131,708 square feet and the rent to be paid to CAD $2,792,209 per year until July 31, 2013. There is an option to renew for an additional five years by giving at least nine months, but no more than twelve months, written notice prior to expiration. Telvent Canada subleases 735.8 square meters (7,920 square feet) to Anthony Clark.

     On March 22, 2010, Telvent Canada entered into a sublease agreement with the Mental Health Commission of Canada under which Telvent Canada subleased Suite 305, representing approximately 6,601 square feet. The initial term of the sublease began on March 15, 2010 and expires on July 30, 2013. The annual rent under the sublease is CAD $89,114.50 per year, plus a proportionate share of the operating costs, charges and property taxes as more fully described in the sublease.
Lease for office in Calgary, Alberta, Canada commencing in 2013
     On September 29, 2010, Telvent Canada signed a lease with Remington Development Corporation (the “Landlord”) for office space to be developed at 49 Quarry Park Blvd. SE Calgary, Alberta Canada. The lease is for a term of ten years commencing November 1, 2013 and ending October 31, 2023. The total space to be leased is 90,855 square feet within a 101,150 square foot building. The basic annual rent for years one through five is $2,384,943.75 CDN and for years six through ten is $2,623,892.40 CDN. Telvent Canada will also pay a proportionate share of operating costs and real property taxes. Telvent Canada is entitled to take non-exclusive possession of the leased premises during the period May 1, 2013 to June 30, 2013 (the “Fixturing Period”) in order to carry out work to prepare the leased premises for occupancy. No rent is payable during the Fixturing Period provided Telvent Canada does not commence business operations in the leased premises. Additionally, Telvent Canada has an early access period free of the basic rent, from July 1, 2013 to October 31, 2013.
     The lease includes an option to extend the term of the lease for one additional five-year renewal term. Telvent Canada has an option exercisable prior to the start of the Fixturing Period to lease any additional available space in the building, and if Telvent Canada exercises such option, the additional space will form part of the leased premises under the lease. In addition, during the term of the lease, Telvent Canada will have an ongoing right of first refusal to lease additional space in the building on the same terms and conditions contained in a bona fide offer received by the Landlord from any third party dealing at arm’s length with the Landlord.
     This lease will replace the lease for the property located at 200, 10333 Southport Road S.W., Calgary, AB, Canada, T2W 3X6, which will terminate on July 31, 2013.
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
Offices in Beijing, China
     Under a purchase contract dated March 17, 2005 with Beijing Development Area Co., Ltd., our subsidiary, Telvent China, purchased a new three-floor, 1,303 square meter (14,025 square feet) office at No. 18-2, BDA International Enterprise Avenue, No. 2 JingYuanBeijie, Economic and Technology Development Zone, 100176 Beijing, PRC to establish our China headquarters. The total purchase price was Rmb 9,383,821: Rmb 8,219,177 for the building and Rmb 1,164,644 for improvements. The purchase price was paid 40% on closing, with the balance financed by an eight-year mortgage at an initial interest rate of 5.58%. During both 2009 and 2010 the interest rate was 5.94%. According to Chinese law, the amortization period will be thirty years. As of December 31, 2010, the principal balance under this mortgage was Rmb 2,010,391.
     Under a purchase contract dated May 23, 2006 with Beijing Development Area Co., Ltd., Telvent China purchased a new three-floor, 1,267 square meters (13,640 square feet) steel bar and concrete frame office building at No. 18-1, BDA International Enterprise Avenue, No. 2 JingYuanBeijie, Economic and Technology Development Zone, 100176 Beijing, PRC. The total purchase price was Rmb 9.2 million. The initial payment in the amount of Rmb 3.7 million was paid on April 11, 2006, and the balance (Rmb 5.5 million) was financed by an eight-year mortgage from July 22, 2006 to June 22, 2014, at an interest rate of 5.325%, and with monthly payments of Rmb 73,593. In 2008, the interest rate was 7.83%. During both 2009 and 2010 the interest rate was 5.94%. According to Chinese law, the amortization period will be thirty years. As of December 31, 2010, the principal balance under this mortgage was Rmb 2,768,876.
Lease for office in Rio de Janeiro, Brazil
     Telvent Brasil S.A. leases offices in Rio de Janeiro, Brazil under a lease dated October 1, 2007 with Bargoa S.A. (an Abengoa company). This facility is 750 square meters (8,073 square feet). In 2010, our rent under this lease was BZL 180,000 per year. This lease expires on September 30, 2011.
Lease for office in Mexico City, Mexico
     Telvent Mexico leases offices in Mexico D.F., Mexico under a lease dated December 19, 2008 with Abengoa Mexico, S.A. de C.V. This facility is 785.85 square meters (2,578.24 square feet). The initial term of the lease was for one year expiring on December 31, 2009. By loan agreement dated December 20, 2009 and December 20, 2010, the term was extended to December 31, 2011. The term of this lease will be extended automatically from year-to-year if neither party has given notice of non-renewal at least 90 days prior to the expiration date. The amount of the rent is reviewed every twelve months based on the Mexican inflation index multiplied by 1.10.
     In 2010, our monthly rent under this lease was MXN 113,239.35.
Lease for office in Fort Collins, Colorado, U.S.
     On March 1, 2007, Telvent Miner & Miner, which merged into Telvent USA Corporation effective July 1, 2010, entered into a lease with Meyers 4701, LLC (“Landlord”) for office space located at 4701 Royal Vista Circle, Windsor, Colorado. The original leased facility was 1,949 square meters (28,082 square feet), but was expanded by the Landlord by approximately 7,100 square feet. The addition was completed July 15, 2007, at which time Telvent Miner and Miner took possession of the addition. The rent under this lease was U.S. $26,221 per month until Telvent Miner & Miner took possession of the addition. The rent under this lease was U.S. $26,221 per month prior to taking possession of the addition. After taking possession of the addition, the rent was equal to the product of the actual size of the leased facility in square feet times U.S. $18.50 per square foot divided by twelve months for a total of U.S. $40,391 per month. Monthly rental payments were subject to a bi-annual increase of not more than 6%. Telvent Miner & Miner also paid its proportionate share of the operating costs and property taxes. This lease has been terminated and replaced with a new lease described below.
     On November 1, 2010, Telvent USA signed a new lease with Meyers 4701, LLC (the “Landlord”) for the office space at 4701 Royal Vista Circle, Fort Collins, Colorado 80528. The new lease terminated the lease between Telvent USA and the Landlord dated March 1, 2007 on its effective date, and provides for the construction of additional office space adjacent to the leased premises. The new lease’s term will be for 6.5 years commencing on the date of issuance of a Certificate of Occupancy by the Town of Windsor, Colorado, for the addition being made to the current building. The total space to be leased will be 33,005 square feet. The basic annual rent for years 1 through 3 will be $577,587.48 and for years 4 through 7 will be $602,341.20. Telvent USA will pay 100% of the operating costs and real property taxes of the leased premises as prescribed in the new lease. Telvent USA already has exclusive possession of the leased premises and the new lease provides for additional office space to be solely occupied by Telvent USA.
     The new lease includes an option to extend the term for two additional two-year terms.
Leases for offices in Perth, Australia
     Telvent Australia Pty. Ltd. (“Telvent Australia”) leases offices at Units 3, 3B and 4, 41 King Edward Road, Osborne Park, Western Australia, under three leases dated July 1, 2008, with Multari Nominees as trustee for the Savterne Pty Ltd. Superannuation’s Fund. The aggregate leased facility comprises 825.10 square meters (8,881 square feet) of office space and 765 square meters (8,234 square feet) of warehouse space. The aggregate rental payment due under these leases for the first year of the initial term was AUD 266,273, plus the proportionate share of the operating costs and property taxes. The rent will increase at 4% a year for the remaining four years of the lease. For the second year of the term of the lease (July 1, 2009 to June 30, 2010), the aggregate of the rental payments under these leases was AUD 244,164, plus the proportionate share of the operating costs and property taxes. For the third year of the term (July 1, 2010 to June 30, 2011), the aggregate base rent paid and payable for the period is AUD 253,930. The initial term of the lease is for a period of five years from July 1, 2008 to July 1, 2013. Telvent Australia has the option to renew the leases for an additional five-year term at market rates.
Lease for office in Culemborg, Netherlands
     Telvent Netherlands B.V. leases offices at Landzichtweg, 70, 4105 DP Culemborg, Netherlands, under a lease dated March 11, 1993 with Kroezen Vastgoed Exploitatie B.V. This facility is 633 square meters (6,813 square feet). The rent under this lease was € 74,000 for 2010. We also paid our proportionate share of operating costs and property taxes. The term of the lease was extended from September 30, 2008 until December 31, 2008. By an amendment dated January 15, 2009, the term of the lease was extended from January 1, 2009 through December 31, 2010. This lease expired on December 31, 2010. During 2010, Telvent Netherlands B.V. moved to new business premises located at Parallelweg West 7, Culemborg, Netherlands. The lease for the new premises is described below.

     On April 14, 2010, Telvent Netherlands B.V., entered into a lease agreement with De Waardt onroerend goed bouwmarkten B.V. whereby Telvent Netherlands agreed to lease approximately 840 square meters (9,042 square feet) of office and industrial space located at Parallelweg West 7, Culemborg, Netherlands. The initial term of the lease commenced on September 20, 2010 and will expire on October 31, 2013. It automatically renews for successive two-year periods unless either party notifies the other party at least six months prior to the expiration of the then-current term of their intent to terminate the lease. The initial annual rent is € 48,300 and will be adjusted annually commencing on October 1, 2011.
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
     The total area leased under the amended lease is 12,985 square feet. The rent under this lease was U.S. $14,489 per month for the one year period ended January 31, 2009. For the period February 1, 2009 to January 31, 2010, the rent payable was U.S. $13,407. The rent payable for the period February 1, 2010 to January 31, 2011 is U.S. $12,498 per month. We also pay our proportionate share of operating costs and property taxes. Telvent USA exercised an option to renew the lease for a further one year term ending January 31, 2012. The rent for the renewal lease term is U.S. $12,498 per month for the one year renewal term ending January 31, 2012.
Lease for office in Austin, Texas, U.S.
     Telvent Caseta leases offices at 211 E. 7th Street, Austin, Texas under a lease with Highland Resources, Inc. The rent under this lease is U.S. $7,741 per month. Caseta will also pay its proportionate share of any increase in the operating costs and property taxes. The total area leased is 5,161 square feet. The initial term of the lease is for three years from February 28, 2008, with the option to renew the lease for two additional one-year terms upon at least 180 days notice from Caseta. Upon any such renewal notice, Caseta and Highland Resources, Inc. will have a period of ninety days to reach an agreement upon the fair market value of the rent (as determined by the rent of office space of similar size, use and location). By an amendment dated October 11, 2010, the leased premises were expanded to 7,314 square feet and the lease term was extended to February 28, 2014. Under the amendment, the rent is as follows:

•	March 1, 2011 to February 28, 2012 — $14,018.50 per month;

•	March 1, 2012 to February 28, 2013 — $14,323.25 per month; and

•	March 1, 2013 to February 28, 2014 — $14,628.00 per month.
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
     Telvent DTN also leases office space at 9110 West Dodge Road, Omaha, Nebraska 68114 under a lease, dated January 1, 2008, with Triple Net Properties Realty, Inc., acting as agent for the twenty-four landlords listed therein. The lease initially was for 106,179 square feet of space on the first, second and third floors of the building. The leased space was reduced by 18,000 square feet effective June 1, 2010 and the total leased space is now 88,179. The monthly rent for 2008 was U.S. $168,116.75. Effective February 1, 2009 through December 31, 2009 the monthly rent was U.S. $172,319.67. The base monthly rent during 2010 was as follows:
•	January — free of charge

•	February to May — $176,628;

•	June to December — $147,590.
     For 2011, the base monthly rent is $151,280. For 2012, the base rent will be $155,062 per month. Telvent DTN is also responsible for paying its proportionate share for expenses and taxes. The lease expires May 31, 2017 and Telvent DTN has two successive options to extend the lease for periods of five years.
Lease for Building in Novi Sad, Serbia
     On January 24, 2011, Telvent DMS signed a new lease with DMS Group for office space in a new building under construction located at Narodnog St., fronta 25A, 25B, 25C, 25D, Novi Sad, Serbia built on the parcel no. 3928/41 K.O. Novi Sad II, (the “Lease”). The Lease is for the entire building consisting of a gross area of 14,190 square meters (152,740 square feet) and a net area 10,847 square meters. The Lease has an initial term of 6 years and will commence upon the issuance of a certificate of occupancy or other similar instrument by a local government entity. The Lease contains an option which permits Telvent DMS to extend the term for an additional 5 years. The basic rent under the lease is € 172,169.27 per month.
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
Abengoa Stock Purchase Plan
     See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
2007 Extraordinary Variable Compensation Plan
     An amendment to this Plan was approved by our Nominations and Compensation Committee and our Board of Directors on November 22, 2010. See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
Sale & Leaseback Agreement
     On October 11, 2007, Telvent Housing, which merged into Telvent Global Services effective July 1, 2010, entered into agreements for the sale and leaseback of certain equipment owned by Telvent Housing and located in four data centers in Spain operated by Telvent Housing, including the power, air conditioning, fire detection and protection systems, communications network equipment and security and control systems and all associated connections and other works (collectively, the “Equipment”). Telvent Housing entered into a sale agreement with ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C. (collectively, the “Buyers”), under which Telvent Housing sold the Equipment to the Buyers for an aggregate purchase price of € 26.2 million, plus approximately € 4.2 million in VAT taxes.
     Telvent Housing and the Buyers simultaneously entered into an equipment lease agreement under which Telvent Housing leased and continues to use the equipment at the four data center locations. The equipment lease has a term of four years, which will expire on October 11, 2011. Telvent Housing must keep the equipment insured and is responsible for any damage to or loss of the equipment during the term of the equipment lease. Upon the expiration of the term of the equipment lease, Telvent Housing will have the option to repurchase the equipment from the Buyers for a residual value of € 1.00. The option to purchase may be exercised with thirty days notice to the Buyers provided that all installment payments and other amounts payable under the equipment lease have been paid. Under the equipment lease, Telvent Housing will be responsible for lease payments in the aggregate amount of € 30.1 million (comprised of forty-seven monthly payments of € 0.49 million and a final rental payment of € 7.0 million), an aggregate payment of € 4.8 million in VAT taxes, and payment of all operational and maintenance expenses associated with the equipment.
     This agreement was paid off with the proceeds of the loans under the Syndicated Facilities Agreement dated March 23, 2010 made between the Company as borrower and ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid: Caja de Ahorro y Pensiones de Barcelona (also known as Caixa d’Estalvis i Pensions de Barcelona); Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders).
Matchmind Agreements
     On October 22, 2007, Telvent Outsourcing, merged into Telvent Global Services effective July 1, 2010, entered into several definitive agreements related to its initial acquisition regarding a 58% interest in Matchmind.
•	GD 21 and Galian Agreement

     Telvent Outsourcing, which merged into Telvent Global Services effective July 1, 2010, entered into a definitive agreement (the “GD 21 and Galian Agreement”) with Manuel Galán, Olga Dalmau Reig, Marta Galán Dalmau and Rocío Galán Dalmau (the “GD 21 Sellers”) to acquire 100% of GD 21, S.L. and with José Luis Galí and Carmen Pardo Barrio (together, with the GD 21 Sellers, the “Sellers”) to acquire 94.13% of Galian 2002, S.L. The remaining 5.87% of Galian 2002, S.L., belongs to José Luis Galí. GD 21, S.L and Galian 2002, S.L own 60% of Matchmind, merged into Telvent Global Services effective July 1, 2010. The aggregate purchase price was € 22.4 million and is subject to certain post-closing adjustments. A portion of the purchase price was paid into an escrow account and will serve as security for the Sellers’ indemnification obligations to Telvent Outsourcing under the GD 21 and Galian Agreement. The Sellers have agreed to indemnify Telvent Outsourcing (other than with respect to claims regarding Matchmind’s damages) for all claims for losses and damages resulting from a breach of any covenants, representations and warranties contained in the GD 21 and Galian Agreement, subject to certain restrictions applicable to all indemnification claims. The Sellers also have agreed to indemnify Telvent Outsourcing for 75% of Matchmind’s claims for losses and damages, subject to certain restrictions applicable to all indemnification claims. Sellers have agreed, for a period of three years, not to (i) compete with Matchmind’s business operations, (ii) solicit business from any company that has a current relationship with Matchmind and (iii) solicit services from any of Matchmind’s or Telvent Outsourcing’s (or any of their affiliates’) employees, managers and directors.
•	Matchmind Purchase Agreements
     Telvent Outsourcing, merged into Telvent Global Services effective July 1, 2010, also entered into definitive promissory share and purchase agreements with each of the 26 existing Matchmind management shareholders of Matchmind to acquire the remaining 42% interest in Matchmind over a three-year period. The purchase price for these subsequent purchases was based upon Matchmind reaching certain EBITDA targets, that was calculated based upon the annual audited financial statements (the “Financial Statements”) for specified periods.
•	Gali Agreement
     Telvent Outsourcing, merged into Telvent Global Services effective July 1, 2010, entered into a definitive agreement (the “Galí Agreement”) with José Luis Gali to acquire the remaining 5.87% of Galian 2002 (representing a 2% interest in Matchmind) over a three-year period. The purchase price for these subsequent purchases was based upon Matchmind reaching certain EBITDA targets, which was calculated based upon the annual audited financial statements for specified periods.
•	Acquisition of the remaining 42%
     On May 21, 2009, Telvent Outsourcing, which merged into Telvent Global Services effective July 1, 2010, entered into two definitive agreements to purchase the remaining 42% interest in Matchmind, and thus, fully completed its purchase of all of Matchmind’s issued and outstanding shares of capital stock. The agreement with the 24 management sellers provided for the purchase 40% of the remaining Matchmind interests from those management shareholders for an aggregate purchase price of € 17.8 million. On May 25, 2009, we made the first payment relating to this agreement for a total of € 10.0 million (€ 8.6 million cash payment and € 1.4 million escrowed). The second payment was made on July 7, 2009 in the amount of € 7.8 million. The agreement contains non-competition clauses applicable to six management shareholders for two years, to begin once those managers leave the employment of Telvent Outsourcing or Matchmind. In addition, there is a non-competition clause with Mr. Carlos Delgado which will remain in effect until January 1, 2013. The management shareholders agreed to indemnify Telvent Outsourcing for 40% of any and all claims relating to any cause of action attributable to Matchmind that occurred on or before May 21, 2009.
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
Stock Purchase Agreement to Acquire DTN Holding Company, Inc.
     On October 28, 2008, our wholly-owned Spanish subsidiary Telvent Export, acquired all of the issued and outstanding shares of the capital stock of DTN, a Delaware corporation, in accordance with a Stock Purchase Agreement dated September 15, 2008 (the “SPA”) among Telvent Export, DTN, the stockholders of DTN (the “Sellers”) and GSC Recovery IIA, L.P., as Sellers’ Representative.
     Under the SPA, the purchase price payable by Telvent Export is an amount equal to U.S. $445.0 million less the amount of DTN’s indebtedness for borrowed money as of the closing date (U.S. $217.6 million), plus the cash held by DTN and its subsidiaries on the closing date and also certain other adjustments (the “Equity Value”). DTN’s indebtedness for borrowed money was not repaid in connection with the closing. The Equity Value as of the closing was U.S. $247.9 million.

     The Equity Value is payable in two payments: (i) a cash payment which was paid on the closing; and (ii) a deferred payment to certain stockholders of DTN who were DTN employees (the “Employee Sellers”) which is to be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90 day LIBOR as of the Closing Date adjusted as of the last day of each calendar year, but not less than 4% per annum (“the Deferred Payment”). The cash consideration was subject to a working capital purchase price adjustment. Telvent Export paid U.S. $211.3 million on the closing on October 28, 2008 and an additional amount of U.S. $1.7 million to the Sellers on January 21, 2009 in respect of the adjustment for working capital. The amount of the Deferred Payment to be made to the Employee Sellers is U.S. $12.1 million (subject to certain adjustments) together with interest as described above. A portion of the Deferred Payment has been paid out to departed employees and the current balance payable on December 31, 2011 is U.S. $9.3 million, including interest.
     In addition to the purchase price, the Employee Sellers have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on Telvent DTN achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011. If the ratio of actual cumulative EBITDA for 2009-2011 to the target EBITDA is less than 0.90, no premium or earn out payment will be paid over the deferred purchase payment to the Employee Sellers under the SPA. We estimate the total amount of the earn out to be approximately U.S. $8.1 million (€ 6.1 million).
     The cash consideration is subject to an escrow in an amount equal to ten percent (10%) of the cash consideration payable to the Sellers other than the Employee Sellers (the “Escrow Amount”) to secure the indemnification obligations of such Sellers (the “Non-Employee Sellers”). At the closing, Telvent Export deposited into escrow a standby letter of credit in the amount of U.S. $23.3 million being an amount equal to the Escrow Amount until the release date of the escrow. The amount of the standby letter of credit is subject to adjustment to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of the Non- Employee Sellers. On October 28, 2009, Telvent Export transferred $11.4 to the escrow account in lieu of the escrow agent making a draw under the standby letter of credit and the standby letter of credit was then decreased by the amount paid. On April 28, 2010, Telvent Export transferred U.S. $11.2 million to the escrow account in lieu of the escrow agent making a draw under the standby letter of credit and the standby letter of credit was then decreased by the amount paid.
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
     Telvent financed the acquisition partially through the proceeds of the Private Placement (described above), partially through the proceeds of the Spanish Loan (described below) and the balance from our own resources and proceeds of its IPO.
     On December 28, 2010, Telvent Export entered into an Amendment to the SPA with Telvent DTN, the stockholders named therein and GSC Recovery IIA, L.P, as Sellers’ Representative. Pursuant to the amendment, the Employee Stockholders’ right to earn a premium, or earn out, on the amount of their deferred purchase price pursuant to stipulated EBITDA Target with respect to the fiscal year ending December 31, 2011 was changed to U.S. $68.7 million from U.S. $73.6 million.
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
Stake Transfer Agreement to Purchase an Additional 8% Stake in Telvent DMS LLC
     On January 24, 2011, Telvent Energía entered into a Stake Transfer Agreement (the “STA”) with DMS Group LLC (“DMS

Group”) pursuant to which Telvent Energía acquired an additional 8% stake in Telvent DMS (the “Acquisition”). The closing of the Acquisition was February 9, 2011 (“the Closing”). This Acquisition increased Telvent Energía’s ownership interest in Telvent DMS from 49% to 57%.
     Telvent Energía paid DMS Group the fixed component of the purchase price in the amount of €  9.6 million on the Closing of the Acquisition. Under the STA, Telvent Energía will also pay a variable amount equal to 1.5% of certain bookings which: (a) are signed within 5 years of the Closing between one of the Telvent GIT’s subsidiaries (other than Telvent DMS) and a client; and (b) include the supply of Smart Grid IT Solution Suite systems and/or services related thereto. Each portion of the variable amount will be paid within 30 days after Telvent Energía’s receipt of payment from a client.
     DMS Group has the right to buy back the 8% interest in Telvent DMS (the “Buy Back Right”) if: (i) within a period of 5 years from the Closing, more than 89% of the shares of Telvent GIT are acquired by an entity other than Abengoa S.A. or an entity controlled by Abengoa S.A.; (ii) Telvent Energía fails to pay any installment of the payments set forth below under the caption “Amendment to Telvent DMS Joint Venture Agreement”; or (iii) Telvent Energía fails to loan any amounts set forth below under the caption “Loan Agreement with DMS Group”. If DMS Group exercises the Buy Back Right, the purchase price will be: (i) the fixed amount paid by Telvent Energía to DMS Group set forth above (€ 9.6 million) plus (ii) taxes and all costs related to the exercise of the Buy Back Right plus (iii) an amount equal to the fixed amount multiplied by the 30-day EURIBOR rate of interest of the European Central Bank for each year between the Closing and DMS Group’s exercise of the Buy Back Right. DMS Group will have 5 years, at an annual interest rate of 5%, to make the payment required by its exercise of the Buy Back Right. DMS Group does not have to make any payments during the first year and thereafter will pay the purchase price in 16 quarterly payments with interest.
     The STA contains customary representations, warranties and covenants made by Telvent Energía and DMS Group, respectively, for a transaction of this type. The closing of the Acquisition is subject to customary closing conditions.
     Telvent Energía financed the Acquisition through cash on hand.
Amendment to Telvent DMS Joint Venture Agreement
     On January 24, 2011, Telvent Energía and DMS Group entered into an amendment to the joint venture agreement between Telvent Energía and DMS Group dated May 8, 2008 (the “Joint Venture Amendment”) under which the parties agreed to make additional capital contributions to Telvent DMS. The total amount to be contributed is € 24.0 million and such amount is payable over a 3-year period. Such amount will be contributed by the parties in accordance with their respective ownership interests in Telvent DMS. Accordingly, Telvent Energía agreed to contribute a total of €  13.7 million payable in quarterly installments.
     The additional capital contributions will be used by Telvent DMS for the sole purpose of funding a three-year research and development plan for DMS Software and Smart Grid Solutions Suite (the “R&D Plan”). The R&D Plan will include specific targets that must be met every quarter.
     Telvent Energía will finance its required capital contributions through cash-on-hand.
Loan Agreement with DMS Group
     On January 24, 2011, Telvent Energía and DMS Group entered into a loan agreement (the “Loan Agreement”) under which Telvent Energía will loan DMS Group an amount equal to € 10.3 million, which must be used by DMS Group to fund its required contribution pursuant to the Joint Venture Amendment (the “Loan”). The Loan is divided among three facilities: (i) Facility A, in the amount of € 3.4 million; (ii) Facility B, in the amount of € 3.4 million; and (iii) Facility C, in the amount of € 3.4 million. Telvent Energía will make the Loan under the facilities according to the following schedule:

	Payment Amount	Due Date
Facility A
1	€860,000.00	01.04.2011
2	860,000.00	01.07.2011
3	430,000.00	01.10.2011
4	1,290,000.00	01.01.2012
	3,440,000.00

Facility B
1	€860,000.00	01.04.2012
2	860,000.00	01.07.2012
3	860,000.00	01.10.2012

	Payment Amount	Due Date
4	860,000.00	01.01.2013
	3,440,000.00

Facility C
1	€860,000.00	01.04.2013
2	860,000.00	01.07.2013
3	860,000.00	01.10.2013
4	860,000.00	01.01.2014
	3,440,000.00
     The first payment due under Facility A will be April 1, 2011 (the “First Facility A Installment Date”), the first payment due under Facility B will be April 1, 2012 (the “First Facility B Installment Date”) and the first payment due under Facility C will be April 1, 2013 (the “First Facility C Installment Date”).
     The term of the Loan Agreement is for 8 years from the First Facility A Installment Date. DMS Group will repay the Loan according to the following schedule. For Facility A, DMS Group will make annual interest only payments on the 1.5, 2.5 and 3.5 year anniversaries of the First Facility A Installment Date and then, beginning 3 months after the 3.5 year anniversary of the First Facility A Installment Date, quarterly payments on the principal amount owed under Facility A plus any interest for a period of 4.5 years. For Facility B, DMS Group will make annual interest only payments on the 1.5 and 2.5 year anniversaries of the First Facility B Installment Date and then, beginning 3 months after the 2.5 year anniversary of the First Facility B Installment Date, quarterly payments on the principal amount owed under Facility B plus any interest for a period of 4.5 years. For Facility C, DMS Group will make annual interest only payments on the 1.5 year anniversary of the First Facility C Installment Date and then, beginning 3 months after the 1.5 year anniversary of the First Facility C Installment Date, quarterly payments on the principal amount under Facility C plus any interest for a period of 4.5 years.
     The Loan will bear interest at a rate of 9.3% per annum, calculated from the date of advance of the funds until repayment of the Loan in full. If the employment of Dragan Popovich as Chief Executive Officer of Telvent DMS is terminated for cause or by voluntary resignation, the interest rate on the outstanding principal will increase to 12.3%. If Telvent Energía is in default of its obligation to pay any installment of its additional capital contributions under the JV Amendment and fails to release any advances under the Loan Agreement in accordance with the Loan Agreement, the interest rate will decrease to 7.0% until Telvent Energía remedies such default.
     The Loan is secured by: (i) a pledge of a portion of the interests in Telvent DMS owned by DMS Group which is equal to 15% of the total interests of Telvent DMS; and (ii) a second mortgage on certain real estate owned by DMS Group. The mortgage is only enforceable if the employment of Dragan Popovich with Telvent DMS has been terminated for cause or by voluntary resignation.
     Telvent Energía’s commitment to advance the Loan is conditioned up on the satisfaction of certain usual and customary conditions. The Loan Agreement includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     Telvent Energía will finance the Loan through cash on hand.
Amendment to Shareholders Agreement with DMS Group
     On January 24, 2011, Telvent Energía and DMS Group entered into an Amendment to the Shareholders Agreement between Telvent Energía and DMS Group dated May 8, 2008 (the “Shareholders Amendment”). The Shareholders Amendment specifies that, even though Telvent Energía owns a majority of the ownership interests in Telvent DMS, the Acquisition will not affect the Telvent DMS decision making process in effect prior to the Acquisition unless certain specified events occur. In particular, so long as: (i) DMS Group does not sell any of its remaining interest in Telvent DMS; and (ii) Dragan Popovich remains employed by Telvent DMS as Executive Director/Chief Executive Officer, then Dragan Popovich shall continue to be the Chairman of the Board of Directors of Telvent DMS and have the sole right to break any tie votes among the directors on the Board of Directors of Telvent DMS. The Board of Directors of Telvent DMS currently consists of four members, two chosen by DMS Group (and including Dragan Popovich) and two chosen by Telvent Energía.
D. EXCHANGE CONTROLS
     In 1991, Spain adopted the European Union standards for free movement of capital and services. As a result, exchange controls, as well as restrictions on foreign investments, have generally been abolished. There are no exchange controls in existence in Spain that would affect our import and export of capital. As described under “Item 10.B — Memorandum and Articles of Association—

Limitations on rights to own our securities,” foreign investors may invest freely in shares of Spanish companies (except for companies operating in certain strategic industries, unless the Spanish government has issued an exemption), and we must report to the Spanish Registry of Foreign Investments our ordinary shares held by foreign investors, but there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries. Please see also “Item 8. Financial Information — Consolidated Statements and Other Financial Information — Other Financial Information — Dividends.”
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
     Effective January 1, under a new domestic exemption, dividends paid on our ordinary shares to a nonresident holder will be exempt from Spanish Non-Residents Income Tax withholding when the following requirements are met: (a) the nonresident holder is a company that (i) is subject to and not exempt form one of the taxes which tax the profits of legal entities in the member States of the European Union mentioned in article 2.c) of Council Directive 90/435/EEC, of 23 July 1990, relating to the regime applicable to parent companies and subsidiaries of different member States, (ii) takes one of the forms provided for in the appendix to the foregoing Council Directive 90/435/EEC; and (iii) holds at least 5% of our ordinary shares directly or indirectly uninterruptedly during the one year prior to the date on which the dividend becomes receivable; and (b) the dividend is not the consequence of our liquidation. If the one year holding period requirement is met after the date on which the dividend becomes receivable, the Spanish Non-Residents Income Tax will be withheld at source on the gross amount of the dividend, but such tax will be refunded when the one year holding period has been completed.
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
Taxation of Dividends in General. Subject to the discussion below under “Passive Foreign Investment Company,” the gross amount of any distribution paid on our ordinary shares out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, before reduction for any Spanish income tax withheld by us, will be included in a U.S. holder’s gross income as a dividend when actually or constructively received. Accordingly, the amount of dividend income that will be included in a U.S. holder’s gross income may be greater than the amount actually received or receivable by such shareholder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the shareholder’s tax basis in the ordinary shares and then as capital gain. If a shareholder is not able to determine whether any portion of a distribution is not treated as a dividend for U.S. federal income tax purposes, such shareholder may be required to treat the full amount of such distribution as a dividend. We have not yet determined whether we will maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, whether we will provide information to U.S. holders necessary to make such determinations with respect to distributions on our ordinary shares. Corporate U.S. holders generally will not be eligible for the dividends-received deduction generally allowed United States corporations in respect of dividends received from U.S. corporations. Individual U.S. holders that meet certain eligibility requirements will qualify for United States federal income taxation on certain dividends paid in taxable years beginning before January 1, 2013, at a reduced rate of 15% or lower if we are a “qualified foreign corporation.” Generally, we will be a “qualified foreign corporation” (i) if we are eligible for benefits under the Convention between the U.S. and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, together with its related Protocol (the “U.S.-Spain Treaty”) or (ii) with respect to our ordinary shares that are readily tradable on an established securities market in the U.S.. As we believe we are eligible for benefits under the U.S.-Spain Treaty, and with respect to our ordinary shares that are readily tradable on the NASDAQ Global Select Market, we should be a “qualified foreign corporation.” We generally expect to be a “qualified foreign corporation” during all taxable years before 2013, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. Individual U.S. holders nevertheless will not be eligible for the reduced rate (a) if they have not held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent they are under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by them as investment income under Section 163(d)(4)(B) of the United States Internal Revenue Code. Any day during which a shareholder has diminished its risk of loss with respect to our ordinary shares (for example, by holding an option to sell our ordinary shares) is not counted towards meeting the 61-day holding period. Individual U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk which we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which a subsidiary operates. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities. Exchange rate risk and interest rate risk are both for purposes other than trading. Note 22 to our consolidated financial statements provides quantitative information about our foreign exchange and interest rate contracts by principal currency as of December 31, 2010 and 2009.
     In addition, since the issuance of our convertible notes, we are also exposed to the fluctuation of our stock price. On April 19, 2010, we issued U.S. $200.0 million aggregate principal amount of senior subordinated convertible notes (the “Notes”), due 2015. Under certain circumstances, the Notes will be convertible into cash, our ordinary shares or a combination of cash and our ordinary shares, at our election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share. If converted in cash, the amount distributed to noteholders will vary depending on the stock price of our ordinary shares on the conversion date.
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
     We manage our foreign exchange rate exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange rate contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     We apply hedge accounting based on ASC 815 issued on accounting for derivative instruments and hedging activities. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (in “other comprehensive income”). The effective portion of the gain or loss on the hedging instrument recognized in equity, is subsequently reclassified to profit or loss in the same period or periods in which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The following tables illustrate the material foreign currency exchange risk-sensitive instruments held by us as of December 31, 2010 and 2009, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. For forward contracts, the contract terms provided consist of the contracts amounts and weighted average settlement price and we have grouped the forward contracts by common characteristics (e.g. by the currency in which the instruments are denominated).

As of December 31, 2010	Expected Maturity Date
								Fair Value
In thousands	2011	2012	2013	2014	2015	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	15,226	33,772	22,317	—	—	—	71,315	(4,247)
Average contractual Exchange rate	1.25	1.24	1.22	—	—	—
EUR/USD (1)
Contract amount (EUR)	50,391	34,626	35,231	—	—	—	120,248	258
Average contractual Exchange rate	0.78	0.81	0.81	—	—	—
USD/MXN (1)
Contract amount (USD)	14,308	5	—	—	—	—	14,313	(296)
Average contractual Exchange rate	0.08	0.08	—	—	—	—
MXN/USD (1)
Contract amount (MXN)	42,530	—	—	—	—	—	42,530	(228)
Average contractual Exchange rate	13.52	—	—	—	—	—
CAD/USD (1)
Contract amount (CAD)	58,428	2,286	—	—	—	—	60,714	641
Average contractual Exchange rate	1.02	1.01	—	—	—	—
USD/CAD (1)
Contract amount (USD)	7,715	—	—	—	—	—	7,715	(220)
Average contractual Exchange rate	0.96	—	—	—	—	—
CAD/EUR (1)
Contract amount (CAD)	1,915	—	—	—	—	—	1,915	14
Average contractual Exchange rate	1.35	—	—	—	—	—
EUR/CAD (1)
Contract amount (EUR)	3,282	—	—	—	—	—	3,282	31
Average contractual Exchange rate	0.74	—	—	—	—	—
USD/SEK (1)
Contract amount (USD)	118	—	—	—	—	—	118	—
Average contractual Exchange rate	1.32	—	—	—	—	—
EUR/MXN (1)
Contract amount (EUR)	412	172	—	—	—	—	584	(81)
Average contractual Exchange rate	0.06	0.05	—	—	—	—
EUR/JOD (1)
Contract amount (EUR)	632	—	—	—	—	—	632	7
Average contractual Exchange rate	0.94	—	—	—	—	—
EUR/QAR (1)
Contract amount (EUR)	53	619	—	—	—	—	672	11
Average contractual Exchange rate	0.21	0.21	—	—	—	—
AUD/KWD (1)
Contract amount (AUD)	556	—	—	—	—	—	556	43
Average contractual Exchange rate	3.93	—	—	—	—	—
EUR/BRL (1)
Contract amount (EUR)	28	—	—	—	—	—	28	(2)
Average contractual Exchange rate	0.38	—	—	—	—	—
MXN/CAD (1)
Contract amount (MXN)	167,908	12,450	442	—	—	—	180,800	—
Average contractual Exchange rate	12.47	13.13	13.43	—	—	—
CAD/MXN (1)
Contract amount (CAD)	35	—	—	—	—	—	35	(1)
Average contractual Exchange rate	0.08	—	—	—	—	—
GBP/EUR (1)

As of December 31, 2010	Expected Maturity Date
								Fair Value
In thousands	2011	2012	2013	2014	2015	Thereafter	Total	(€)
Contract amount (GBP)	236	1,539	—	—	—	—	1,775	(19)
Average contractual Exchange rate	0.83	1.32	—	—	—	—
USD/GBP (1)
Contract amount (USD)	451	—	138	—	—	—	589	—
Average contractual Exchange rate	1.49	—	1.58	—	—	—

(1)	Telvent buys the first currency mentioned and sells the second currency.

As of December 31, 2009	Expected Maturity Date
								Fair Value
In thousands	2010	2011	2012	2013	2014	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	16,072	250	13,144	—	—	—	29,466	(2,446)
Average contractual Exchange rate	1.30	1.42	1.27	—	—	—
EUR/USD (1)
Contract amount (EUR)	16,954	523	101	101	—	—	17,679	(550)
Average contractual Exchange rate	0.71	0.68	0.67	0.67	—	—
USD/MXN (1)
Contract amount (USD)	21,109	762	—	—	—	—	21,871	(369)
Average contractual Exchange rate	0.07	0.06	—	—	—	—
MXN/USD (1)
Contract amount (MXN)	121,136	13,862	—	—	—	—	134,998	12
Average contractual Exchange rate	14.02	15.36	—	—	—	—
CAD/USD (1)
Contract amount (CAD)	46,990	180	—	—	—	—	47,170	708
Average contractual Exchange rate	1.07	1.01	—	—	—	—
USD/CAD (1)
Contract amount (USD)	9,478	—	—	—	—	—	9,478	(43)
Average contractual Exchange rate	0.91	—	—	—	—	—
AUD/KWD (1)
Contract amount (AUD)	1,354	283	—	—	—	—	1,637	102
Average contractual Exchange rate	4.35	4.42	—	—	—	—
EUR/BRL (1)
Contract amount (EUR)	227	—	—	—	—	—	227	(8)
Average contractual Exchange rate	0.37	—	—	—	—	—
USD/SEK (1)
Contract amount (USD)	76	—	—	—	—	—	76	3
Average contractual Exchange rate	0.15	—	—	—	—	—
EUR/JOD (1)
Contract amount (EUR)	589	—	—	—	—	—	589	117
Average contractual Exchange rate	0.93	—	—	—	—	—
EUR/QAR (1)
Contract amount (EUR)	2,688	398	—	—	—	—	3,086	37
Average contractual Exchange rate	0.19	0.20	—	—	—	—
EUR/MXN (1)
Contract amount (EUR)	2,704	238	—	—	—	—	2,942	23
Average contractual Exchange rate	0.05	0.05	—	—	—	—

(1)	Telvent buys the first currency mentioned and sells the second currency.

Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year of EURIBOR, LIBOR, Eurocurrency Rate, Prime Rate and Federal Funds Effective rate, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases and using interest rate swaps to limit the interest rate risk associated with our variable-rate long term debt. These contracts mature between 2010 and 2024. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid during the period ended December 31, 2010 were € 0.5 million.
     In addition, the following tables illustrate the interest rate risk-sensitive instruments held by us (all options, swaps and material debt obligations) as of December 31, 2010 and 2009, respectively, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. Information on the following contract terms is provided: for options — contract amounts and weighted average strike prices; for swaps — notional amounts, weighted average pay rates, and weighted average receive rates; and for debt obligations — principal amounts and weighted average effective interest rates. The instruments are grouped based on common characteristics as follows: options — written or purchased put or call options with similar strike prices; swaps — received variable and pay fixed swaps; and debt obligations — fixed rate or variable rate, and by currency.
     As of December 31, 2010, there were no swaps contracted.

	Expected Maturity Date
	(In thousands)
As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	81,338	64,646	7,916	7,148	6,339	5,488	701
Average strike price	2.01%	2.02%	2.06%	4.09%	4.09%	4.09%

	Expected Maturity Date
	(In thousands)
As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	6,250	5,000	10,750	—	—	—	22,000	14,759
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	10,000	20,000	30,000	40,000	—	—	100,000	86,173
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	375	275	294	313	333	8,386	9,977	7,586
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(1)	Eurocurrency Revolving Loan in dollars 1.90% per annum, Eurocurrency Revolving Loan denominated in pesos, 0.0% per annum, Eurocurrency Term Loan 2.25% per annum pr ABR loan 0.0% per annum..

(2)	Euribor plus spread of 3.00%, after March 23,2011 based on Net financial Debt/EBITDA of consolidated financial statements and can range between a minimun of 2.00% and a maximun of 3.00%.

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Fair Value (€)
Interest rate swap
Fixed to Floating
Contract amount/notional (USD)	110,400	—	—	—	—	—	967
Average rate receivable	Libor 3m USD	—	—	—	—	—
Average rate payable	5.32%	—	—	—	—	—

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	73,197	57,456	42,700	22,983	7,916	7,148	626
Average rate receivable	4.22%	4.22%	4.22%	4.19%	4.09%	4.09%

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	1,945	1,945	1,945	168,850	—	—	174,685	107,958
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	14,153	14,153	14,153	14,153	—	—	56,612	52,608
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	0	0	0	5,000	—	—	5,000	4,442
Average interest rate	(3)	(3)	(3)	(3)	(3)	(3)
Variable Rate (EUR)	29	352	364	377	391	8,464	9,977	8,454
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(1)	Eurodollar Rate Loans: 5.50% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 5.00% if it is higher or equal. Base rate loan: 4.25% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 3.75% if it is higher or equal.

(2)	Euribor plus spread ranging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.

(3)	Euribor plus spread ranging from 2% to 24.50% based on Net Financial Debt/EBITDA of consolidated financial statement.
     Details of the terms of our short-term and long-term debt are reflected in Notes 18 and 19, respectively, in the Notes to consolidated financial statements on pages F-23 to F-28.
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
     On April 27, 2007, we used U.S. $4.0 million (€ 2.9 million) to make a payment in connection with the closing of the Caseta acquisition.
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
     As of December 31, 2010, 2009 and 2008, all funds generated from our initial purchase offering have been used.
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
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
     We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the our company reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, our Chief Accounting Officer and our Chief Financial Officer and Head of Investors Relations, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2010, we, under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Accounting Officer and our Chief Financial Officer and Head of Investors Relations, have performed an evaluation of the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were effective as of that date.
(b) Management’s Annual Report on Internal Control over Financial Reporting
     Telvent’s management, under the supervision of its Chief Executive Officer, our Chief Accounting Officer and our Chief Financial Officer and Head of Investors Relations, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Under the supervision of our Chief Executive Officer, our Chief Accounting Officer and our Chief Financial Officer and Head of Investors Relations, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2010.
     In making its assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.
     Our independent registered public accounting firm, Deloitte, S.L., has also audited the effectiveness of our internal control over financial reporting as of December 31, 2010. Deloitte, S.L.’s report on the effectiveness of our internal control over financial reporting as of December 31, 2010 is included in this Annual Report.
(c) Report of Independent Registered Public Accounting Firm on Internal Controls
     The Report of our Independent Registered Public Accounting Firm on Internal Controls is furnished in Item 18 of this Form 20-F.
(d) Changes in Internal Control over Financial Reporting
     As disclosed in “Management’s Annual Report on Internal Control Over Financial Reporting” under Section 15(b) above, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, our Chief Accounting Officer and our Chief Financial Officer and Head of Investors Relations, as appropriate, to allow timely decisions regarding required disclosure. During the evaluation performed, we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting as of December 31, 2010. There were no changes to our system of internal control over financial reporting during our 2010 fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. or by other member firms of Deloitte to the Telvent group, classified by type of service rendered for the periods indicated:

	Year Ended December 31
	2010	2009
	(Deloitte)
	(Euros in thousands)
Audit Fees	€1,118	€1,382
Audit-Related Fees	—	113
Tax Fees	266	—
All Other Fees	—	—

Total	€1,384	€1,495

     Audit Fees are the aggregate fees billed for professional services in connection with the audit of our consolidated annual financial statements, quarterly review of our interim financial statements and statutory audits of our subsidiaries’ financial statements under the rules of Spain and the countries in which our subsidiaries are organized. Also included are services that can only be provided by our auditor, such as audits of non-recurring transactions, consents, comfort letters, attestation services and any audit services required for SEC or other regulatory filings.
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
     None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     In fiscal year 2010 neither we nor any person acting on our behalf made any purchase of Telvent equity securities.

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
ITEM 18. FINANCIAL STATEMENTS
Our financial statements are at pages F-1 to F-45.
ITEM 19. EXHIBITS

Exhibit
Number	Description
1.1	Deed of Incorporation as filed with the Mercantile Registry of Madrid (English translation). (1)

Exhibit
Number	Description
1.2	Amended and Restated Articles of Association of the Spanish Corporation Telvent GIT, S.A. (English translation). (34)

2	Form of Stock Certificate of Telvent. (1)

4.1	Reciprocal Loan Agreement between Abengoa, S.A. and Telvent GIT, S.A., dated April 20, 2004 (English translation). (1)

4.2	Credit Agreement between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., dated May 2, 2003. (1)

4.3	Credit Agreement Amendment (Availability and Covenant Amendments) between Telvent Canada and ABN AMRO Bank N.V (formerly known as LaSalle Commercial Lending), dated June 29, 2004. (4)

4.4	Form of Services Agreement (English translation). (1)

4.5	Telvent-GIRH Contract for Services between Telvent GIT, S.A. and Gestión Integral de Recursos Humanos, S.A., dated January 1, 2004 (English translation). (1)

4.6	Form of Underwriting Agreement. (3)

4.7	Share Purchase Agreement by and among Metso Automation Holding B.V, Neles-Jamesbury Inc., Telvent Sistemas y Redes, S.A., Metso Automation SCADA Solutions Ltd., and Metso Automation SCADA Solutions Inc., dated January 31, 2003. (1)

4.8	Sale of Shares of the company, Xfera Móviles, S.A., and Adherence to Pledge and Subordination Agreements between Telvent Investments, S.L. and Telvent GIT S.A., dated June 18, 2004 (English translation). (1)

4.9	Contract of Sale of Shares of the company, Xfera Móviles, S.A., between Telvent Investments, S.L. and Telvent GIT S.A, dated June 23, 2004 (English translation). (1)

4.10	Lease contract between Carrierhouse, S.A. (now known as Telvent Housing) and Valgrande 6, S.A., dated November 15, 2000 for the facilities at Valgrande 6, Alcobendas, Madrid, Spain (English translation). (4)

4.11	Commercial Lease Agreement between Telvent Servicios Compartidos S.A. and Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros, dated February 25, 2004 for the facilities at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain (English translation). (4)

4.12	Lease Contract between Telvent Edificio Valgrarde, S.L. (now known as Servicios Compartidos S.A.) and Altius Partners S.L., dated July 30, 2003 for the facilities at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain (English translation). (4)

4.13	Commercial Lease Agreement between Telvent Housing, S.A. and Decesaris, S.A., dated July 1, 2004 for the facilities at Avda. Montesierra 36, Seville, Spain (English translation). (4)

4.14	Lease Agreement for Premises for Uses Other Than as a Dwelling between Carrierhouse, S.A. (now known as Telvent Housing) and Sertram, S.A., dated June 27, 2001 for the facilities at Acero 30-32, Barcelona, Spain (English translation). (4)

4.15	Lease of Office Space (Southland Park) between Metso Automation SCADA Solutions Ltd. (now known as Telvent Canada) and Pensionfund Realty Limited, dated August 7, 2002 for the facilities at 10333 Southport Road S.W., Calgary, AB, Canada. (4)

4.16	Lease Agreement between Telvent USA Inc. and Baker Hughes Incorporated, dated October 16, 2003 for the facilities at 7000A Hollister Road, Houston, Texas. (4)

4.17	Leasehold Contract between Telvent Control System (Beijing) Co., Ltd. and Beijing Development Area Co., Ltd., dated November 15, 2001 (English translation). (4)

4.18	Purchase contract between Telvent Control System (Beijing) Co., and Beijing Development Area Co., Ltd., dated March 17, 2005. (4)

4.19	Leasing Agreement between Sainco Brasil S.A. (now known as Telvent Brasil S.A.) and Bargoa S.A., dated January 1, 2003, together with a letter memorializing a discussion held on May 24, 2004 concerning amendments to the terms of the lease (English translation). (4)

Exhibit
Number	Description
4.20	Lease between Telvent Mexico, S.A. de C.V. and Abengoa Mexico, S.A. De C.V., dated January 1, 2003, as amended by an Addendum dated January 3, 2005 (English translation). (4)

4.21	Lease between Carrierhouse S.A. (now known as Telvent Housing) and MC -Imovest, Sociedade Gestora de Fundos de Investimentos Imobiliarios, S.A., dated June 21, 2000, for the facilities at Severiano Falcao 14, Lisbon, Portugal. (4)

4.22	Lease dated June 1, 2004 between Telvent Miner & Miner, and Meyers 4701, LLC with respect to the facilities at 4701 Royal Vista Circle, Windsor, Colorado. (5)

4.23	Two leases both dated July 1, 2005, between Almos Systems Pty. Ltd. and Savterne Pty Ltd. with respect to the facilities at Units 3 and 4, 41 King Edward Road, Osborne Park, Western Australia. (5)

4.24	Lease dated March 11, 1993 between ACT Sigmex B.V. (Almos Systems) and Kroezen Vastgoed Exploitatie B.V. with respect to the facilities at Landzichtweg, 70, 4105 DP Culemborg, Netherlands. (5)

4.25	Credit Agreement Amendment (Facility B Letter of Credit) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated May 12, 2003. (5)

4.26	Credit Facility Amendment (Affiliate Borrowing Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated July 14, 2005. (5)

4.27	Credit Facility Amendment (Availability Amendments) between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, dated April 13, 2006. (5)

4.28	Credit Agreement, dated May 31, 2006, among Telvent Traffic North America Inc. and LaSalle Bank National Association. (6)

4.29	Amendment to Credit Agreement effective June 16, 2006 between Telvent Traffic North America Inc. and LaSalle Bank National Association. (6)

4.30	Stock and Asset Purchase Agreement, dated May 18, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc. (6)

4.31	Amendment to Stock and Asset Purchase Agreement, dated July 1, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc. (6)

4.32	Lease, dated November 27, 2002, between Telvent Farradyne Inc. and GLB Montrose Office Park LLC with respect to the facilities at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852. (17)

4.33	Lease, dated March 1, 2007, between Telvent Miner & Miner, and Meyers 4701, LLC with respect to the facilities at 4701 Royal Vista Circle, Windsor, Colorado. (7)

4.34	Abengoa Share Plan, adopted by the Telvent Board of Directors January 23, 2006. (8)

4.35	2007 Variable Compensation Plan, adopted by the Telvent Board of Directors January 23, 2006. (9)

4.36	Credit Facility Amendment (Availability Amendment) between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated April 19, 2007. (10)

4.37	Second Amendment to Credit Agreement, dated April 24, 2007, between Telvent Traffic North America Inc. and LaSalle Bank National Association. (10)

4.38	Amendment to the 2007 Variable Compensation Plan of Telvent GIT, S.A. adopted by the Telvent Board of Directors on September 20, 2007. (11)

4.39	Amendment dated April 25, 2007 to the lease agreement between Telvent U.S.A. and Baker Hughs Incorporated for the facilities at 7000A Hollister Road, Houston, Texas. (17)

4.40	Amendment dated August 1, 2007 to the Reciprocal Loan Agreement between Abengoa and Telvent, dated April 20, 2004. (17)

4.41	Purchase and Sale Agreement, dated October 11, 2007, by and among Telvent Housing, S.A., ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C. (13)

Exhibit
Number	Description
4.42	Machinery Financial Leasing Agreement, dated October 11, 2007, by and among, ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C., Telvent Housing, S.A. and Telvent GIT, S.A. (as Guarantor). (13)

4.43	Purchase and Sale Agreement of Shares in the companies Galian 2002, S.L. and GD 21, S.L., dated October 22, 2007, by and among Telvent Outsourcing, S.A. and the Sellers named therein. (13)

4.44	Promissory Agreement for the Purchase/Sale of Shares, dated October 22, 2007, by and between Mr. José Luis Galí Pérez and Telvent Outsourcing, S.A. concerning Galian 2002, S.L. (13)

4.45	Form of Telvent Outsourcing, S.A. Promissory Agreement for the Purchase/Sale of Shares concerning the companies of the Matchmind Group. (13)

4.46	Lease Agreement, dated October 18, 2007, by and between Caseta Technologies, Inc. and Highland Resources, Inc. (13)

4.47	Third Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated April 30, 2007. (17)

4.48	Fourth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated July 31, 2007. (15)

4.49	Fifth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated October 31, 2007. (17)

4.50	Sixth Amendment to Credit Agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association, dated December 21, 2007. (17)

4.51	Reciprocal Loan Agreement by and between Abengoa S.A. and Telvent GIT, S.A., dated August 1, 2007 (English translation). (17)

4.52	First Amendment to Lease Agreement by and between Baker Hughes Incorporated and Telvent USA, Inc., dated April 25, 2007, for the facilities at 7000A Hollister Road, Houston, Texas. (17)

4.53	Agreement of Lease between Standard Court East and West and Valmet Automation (USA) Inc., dated December 26, 1998, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.54	Consent Letter regarding Renewal Option to Agreement of Lease between Standard Court East and West and Metso Automation (now known as Telvent USA, Inc.) (successor in interest to Valmet Automation (USA) Inc.), dated July 9, 2001, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.55	First Amendment Agreement of Lease between Himeles Holding Limited (formerly known as Standard Court East) and Telvent USA, Inc., dated January 3, 2005, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.56	Consent Letter regarding Renewal Option to Agreement of Lease between Himeles Holding Limited and Telvent USA, Inc., dated July 6, 2006, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.57	Second Amendment Agreement of Lease between Standard Court East and Telvent USA, Inc., dated December 4, 2007, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (17)

4.58	Loan Agreement between Telvent Mexico, S.A. de C.V. (as “Lender”) and Abengoa Mexico S.A. (as “Borrower”), dated December 1, 2002 (English translation). (17)

4.59	Loan Agreement between Abengoa Mexico S.A. (as “Lender”) and Telvent Mexico, S.A. de C.V. (as “Borrower”), dated December 1, 2002 (English translation). (17)

4.60	First Addendum to Loan Agreement between Abengoa Mexico S.A. and Telvent Mexico, 7S.A. de C.V., dated January 1, 2006. (17)

4.61	Second Addendum to Loan Agreement between Abengoa Mexico S.A. and Telvent Mexico, S.A. de C.V., dated June 1, 2007. (17)

4.62	Credit Facility Amendment (Availability Amendment) between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated October 18, 2007. (14)

Exhibit
Number	Description
4.63	Credit Facility Amendment between Telvent Canada Ltd. and ABN AMRO Bank N.V., dated December 11, 2007. (17)

4.64	Amendment to the Rules of Procedure of the Nominating and Compensation Committee approved by the Nominating and Compensation Committee and the Board of Directors on February 21, 2008. (16)

4.65	(Intentionally Omitted)

4.66	Credit Agreement, dated March 31, 2008, between The Royal Bank of Scotland N.V (Formerly ABN AMRO Bank N.V.) and Telvent Canada Ltd. (19)

4.67	Seventh Amendment to Credit Agreement, dated April 28, 2008, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc. (18)

4.68	Standard Commercial Industrial Property Lease (Part A), 2006 General Terms and Conditions of Lease (this form document is related to the leases identified in Exhibits 4.70, 4.71 and 4.72). (20)

4.69	Standard Commercial/Industrial lease for Unit 3, 41 King Edward Road, Osborne Park, Western Australia, dated July 1, 2008, between Telvent Australia Pty., Ltd. and Multari Nominees (as trustee for Savterne Pty, Ltd. Superannuanations Fund). (20)

4.70	Standard Commercial/Industrial lease for Unit 3B, 41 King Edward Road, Osborne Park, Western Australia, dated July 1, 2008, between Telvent Australia Pty., Ltd. and Multari Nominees (as trustee for Savterne Pty, Ltd. Superannuanations Fund). (20)

4.71	Standard Commercial/Industrial lease for Unit 4, 41 King Edward Road, Osborne Park, Western Australia, dated July 1, 2008, between Telvent Australia Pty., Ltd. and Multari Nominees (as trustee for Savterne Pty, Ltd. Superannuanations Fund). (20)

4.72	Form of Purchase Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and the investors identified on Schedule A thereto. (21)

4.73	Form of Registration Rights Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and the investors identified on Schedule A thereto. (21)

4.74	Registration Rights Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and Telvent Corporation, S.L. (21)

4.75	Stock Purchase Agreement, dated September 15, 2008, by and among Telvent Export, S.A., the stockholders of DTN Holding Company, Inc., DTN Holding Company, Inc. and GSC Recovery IIA, L.P., as Sellers’ Representative. (22)

4.76	Syndicated Financing Agreement, dated September 12, 2008, between Telvent GIT, S.A., Abengoa, S.A., Telvent Export, S.L., Caja De Ahorros y Monte De Piedad De Madrid, ING Belgium S.A., Sucursal En Espana and Caja De Ahorros Y Monte De Piedad De Madrid (English translation). (22)

4.77	Amendments to the Extraordinary Variable Compensation Plan adopted by the Nomination and Compensation Committee at a meeting held on December 18, 2008 (English translation). (23)

4.78	Amended and Restated First Lien Credit and Guaranty Agreement, dated March 16, 2007, by and among DTN, Inc. (as borrower); DTN Holding Company, Inc., DTN, LLC, DTN Information Services LLC, DTN Holdco Corporation and certain subsidiaries of DTN Holdco Corporation (collectively, the guarantors); various Lenders signatory thereto; Goldman Sachs Credit Partners L.P. (as lead arranger, sole bookrunner and sole syndication agent); and General Electric Capital Corporation (as administrative agent and collateral agent). (24)

4.79	First Amendment and Consent to Amended and Restated First Lien Credit and Guaranty Agreement, dated September 15, 2008, by and among DTN, Inc. (as borrower), DTN Holding Company, Inc., DTN, LLC, DTN Information Services LLC, DTN HoldCo Corporation and certain subsidiaries of DTN HoldCo Corporation (collectively, the guarantors); General Electric Capital Corporation (as administrative agent) and the Lenders signatory thereto. (24)

4.80	Lease by and between David J. and Bernard Meyers and Data Transmission Network Corporation, dated August 6, 1993, as amended by an Addendum dated August 6, 1993, as amended by an Addendum dated August 6, 1993, as amended by an Addendum dated September 21, 1995, as amended by an Addendum dated June 19, 2003, as amended by an Addendum dated July 1, 2008. (24)

Exhibit
Number	Description
4.81	Office Lease by and between Triple Net Properties Realty, Inc., as agent, the landlords identified therein and DTN, Inc., dated January 1, 2008, as amended by a Rider, dated June 16, 2008. (24)

4.82	Amendment to the Audit Committee Charter adopted by the Audit Committee and the Board of Directors of Telvent GIT, S.A. on September 20, 2007. (12)

4.83	Lease by and between 1390 Piccard Drive, L.L.C. and Telvent Farradyne Inc., dated July 23, 2008, and related Guaranty by Telvent GIT, S.A., dated July 31, 2008, for the facilities at 1390 Piccard Drive, Rockville, Maryland. (24)

4.84	Lease of Office Space (Southland Park) between Telvent Canada Ltd. and Pensionfund Realty Limited, dated June 27, 2007 for the facilities at 10333 Southport Road S.W., Calgary, AB, Canada. (24)

4.85	First Supplement to the Rental Contract, dated June 21, 2000, between Telvent Portugal and Imovest — Fundo de Investmentos Imobiliaros, dated July 1, 2008, for the facilities at Severiano Falcao 14, Lisbon, Portugal (English Translation). (24)

4.86	Amendment to the Lease between Telvent Netherlands B.V. and Kroezen Vastgoed Exploitatie B.V., dated January 15, 2009 for the facilities at Landzichtweg, 70, 4105 DP Culemborg, Netherlands (English Translation). (24)

4.87	Lease Agreement for Use Other Than Housing, dated May 1, 2009, by and between Valgrande 6, S.A.V. and Telvent GIT, S.A. (English Translation). (25)

4.88	Underwriting Agreement, dated May 27, 2009 by and between Canaccord Adams Inc., as representatives of the several Underwriters named in Schedule I, Telvent Corporation, S.L., and Telvent GIT, S.A. (26)

4.89	Audit Committee Charter of Telvent GIT, S.A., as amended and restated on July 23, 2009 (English Translation). (27)

4.90	Eighth Amendment to Credit Agreement, dated April 30, 2009, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc. (28)

4.91	Ninth Amendment to Credit Agreement, dated May 14, 2009, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc. (28)

4.92	Tenth Amendment to Credit Agreement, dated May 21, 2009, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc. (28)

4.93	Guarantee to Credit Agreement, dated May 21, 2009 by Abengoa S.A. (28)

4.94	Purchase and Sale Agreement, dated May 21, 2009, between Telvent Outsourcing, S.A. and certain sellers of the shares of Matchmind Holding, S.L., Matchmind, S.L. and Matchmind Ingeniería de Software, S.L. (English Translation). (28)

4.95	Purchase and Sale Agreement, dated May 21, 2009, between Telvent Outsourcing, S.A. and José Luis Gali (English Translation). (28)

4.96	Amending Novation Agreement and Syndicated Financing Agreement, dated May 21, 2009, between Telvent GIT, S.A., certain guarantors and Caja de Ahorros y Monte de Piedad de Madrid, Caixa d’Estalvis i Pensions de Barcelona and ING Belgium S.A., Sucursal en España (English Translation). (28)

4.97	Purchase Agreement between Telvent GIT, S.A. and Telvent Corporation, S.L. dated September 11, 2009. (29)

4.98	Registration Rights Agreement, dated October 1, 2009, by and among Telvent GIT, S.A., Telvent Corporation, S.L. and Abengoa S.A. (30)

4.99	First Amendment to Registration Rights Agreement, dated October 9 2009, by and among Telvent GIT, S.A., Telvent Corporation, S.L. and Abengoa S.A. (31)

4.100	Underwriting Agreement, dated October 27, 2009, by and between Canaccord Adams Inc. and Piper Jaffray & Co., as representatives of the several Underwriters named in Schedule I, Telvent Corporation, S.L., as the Selling Stockholder, and Telvent GIT, S.A. (32)

Exhibit
Number	Description
4.101	Amended and Restated Extraordinary Variable Compensation Plan adopted by the shareholders at an extraordinary meeting of shareholders on November 19, 2009 (English Translation). (33)

4.102	Second Amended and Restated Credit and Guaranty Agreement, dated October 26, 2009, by and among Telvent DTN, Inc. (as borrower), General Electric Capital Corporation (as administrative agent and collateral agent) and the various Lenders named therein. (33)

4.103	Loan Agreement, dated September 11, 2009, by and between Telvent GIT, S.A. (as borrower), Telvent Export, S.L., Telvent Tráfico y Transporte, S.A., Telvent Energía, S.A., Telvent Farradyne Inc., Telvent USA, Inc., Telvent Traffic North America Inc., Telvent Canada, LTD, Telvent Brasil, S.A., Telvent Portugal, S.A., Telvent Mexico, S.A. de Capital Variable, Telvent Housing, S.A., Telvent Outsourcing, S.A., Telvent Servicios Compartitidos, S.A., Telvent Interactiva, S.A., Telvent Environment, S.A., Matchmind Holding, S.L., Telvent Miner & Miner (as guarantors) and Caja de Ahorros y Pensiones de Barcelona (as lender) (English Translation). (33)

4.104	Third Amendment to Lease between Standard Court East and West LLC, successor in interest to Martin S. Himeless, Sr. T/A Standard Court East and West and Telvent USA, Inc., (successor in interest to Valmet Automation (USA) Inc.), dated January 22, 2009, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (34)

4.105	Written Notice regarding Option to Extend Lease between Standard Court East and West LLC, successor in interest to Martin S. Himeless, Sr. T/A Standard Court East and West and Telvent USA, Inc., (successor in interest to Valmet Automation (USA) Inc.), dated September 16, 2009, for the facilities at 9160 Red Branch Road, Columbia, Maryland. (34)

4.106	Lease Amendment Agreement between Telvent Canada Ltd. and Southland Park Inc., (successor in interest to Pensionfund Realty Limited), dated August 11, 2009 for the facilities at 10333 Southport Road S.W., Calgary, AB, Canada. (34)

4.107	Credit Agreement, dated December 29, 2009, by and between Telvent USA Inc. and Deutsche Bank, S.A. (English Translation). (34)

4.108	Amendment, dated January 1, 2010, to the Reciprocal Credit Agreement between Abengoa and Telvent, dated April 20, 2004. (34)

4.109	Second Amendment to Lease Agreement by and between Baker Hughes Incorporated and Telvent U.S.A., Inc., dated February 1, 2010, for the facilities at 7000A Hollister Road, Houston, Texas. (34)

4.110	Asset Purchase Agreement, dated February 1, 2010, by and between Telvent Outsourcing and Simosa IT, S.A. (English Translation). (34)

4.111	Service Provision Agreement, dated April 1, 2009, by and between Abengoa, S.A. and Telvent GIT, S.A. (English Translation). (34)

4.112	Syndicated Facilities Agreement, dated March 23, 2010, by and among ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid: Caja de Ahorro y Pensiones de Barcelona (also known as Caixa d’Estalvis i Pensions de Barcelona); Barclays Bank, S.A., and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders) (English translation). (35)

4.113	Loan Agreement, dated April 1, 2010, between Telvent USA, Inc., Telvent Farradyne Inc., Telvent Miner & Miner, Inc. and Telvent Traffic North America Inc., (as borrowers), Telvent GIT, S.A., (as guarantor) and Deutsche Bank AG New York Branch (as lender). (36)

4.114	Credit Facility Agreement, dated March 31, 2010, by and between Telvent GIT, S.A. (as borrower) and Abengoa, S.A. (as lender) (English translation). (37)

4.115	Purchase Agreement, dated April 6, 2010, between Telvent GIT, S.A. and Barclays Capital Inc. and RBS Securities Inc., as Representatives of the several Initial Purchasers named in Schedule I attached thereto. (38)

4.116	Indenture, dated April 19, 2010, among Telvent GIT, S.A., as issuer, BNY Corporate Trustee Services Limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent. (38)

4.117	Sublease, dated March 22, 2010, by and between Telvent Canada Ltd. And Mental Health Commission of Canada. (39)

Exhibit
Number	Description
4.118	Lease, dated April 14, 2010, by and between De Waardt onroerend goed bouwmarkten B.V. and Telvent Netherlands B.V. (39)

4.119	Lease, dated April 1, 2010, by and between Centro Tecnológico Palmas Altas, S.A. and Telvent Servicios Compartidos, S.A. (39)

4.120	Amendment dated June 29, 2010 to the Credit agreement, dated December 29, 2009, by and between Telvent USA, Inc. and Deutsche Bank, S.A. (English Translation). (40)

4.121	Amendment dated July 29, 2010 to the Credit agreement, dated December 29, 2009, by and between Telvent USA, Inc. and Deutsche Bank, S.A. (English Translation). (40)

4.122	Novation and Amendment of Facilities and Assignment Agreement, effective as of July 21, 2010, by and among Telvent GIT, S.A., ING Bank N.V. London Branch (as agent) and the entities listed in Schedule 1 (as lenders) amending and restating the syndicated facilities agreement, dated March 23, 2010. (40)

4.123	Third Amendment, dated July 29, 2010 to the Loan Agreement, dated April 1, 2010, by and among Telvent USA Corporation, Telvent GIT, S.A., and Deutsche Bank AG New York Branch. (40)

4.124	Second Amendment, dated June 29, 2010, to the Loan Agreement, dated April 1, 2010 by and among Telvent USA Corporation, Telvent GIT, S.A., and Deutsche Bank AG New York Branch. (40)

4.125	Office Lease, dated September 29, 2010, by and between Telvent Canada Ltd. and Remington Development Corporation. (41)

4.126	Amendment, dated October 29, 2010, to Credit Agreement, dated December 29, 2009, by and between Telvent GIT, S.A., Telvent USA, Inc. and Deutsche Bank, S.A. (English translation). (42)

4.127	Building Addition and Lease Agreement, dated November 1, 2010, by and between Landlord, Meyers 4701, LLC, a Colorado Limited Liability Company and Telvent USA Corporation, a Maryland Corporation. (43)

4.128	Credit Agreement dated November 3, 2010, by and among Telvent USA Corporation and Telvent Canada Ltd., as borrowers, Telvent DTN, Inc. and Telvent GIT, S.A. as guarantors, JPMorgan Chase Bank, N.A., as administrative agent and lender, and Fifth Third Bank, as lender. (44)

4.129	Addendum No. 1 to Service Provision Agreement dated August 27, 2010 by and between Telvent GIT, S.A. and Abengoa S.A. (44)

4.130	Addendum to the Amended and Restated Extraordinary Variable Compensation Plan, dated November 22, 2010. (45)

4.131	Amendment, dated December 28, 2010, to the Stock Purchase Agreement, dated September 15, 2008, by and among Telvent Export, S.L., DTN Holding Company, Inc. (now known as Telvent DTN, Inc.), the Stockholders named therein and GSC Recovery IIA, L.P., as sellers’ representative. (46)

4.132	Stake Transfer Agreement, dated January 24, 2011, by and between DMS Group LLC and Telvent Energía S.A. (English translation).

4.133	Joint Venture Agreement, dated May 8, 2008, by and between DMS Group LLC and Telvent Energía S.A. (English translation).

4.134	Amendment, dated January 24, 2011, to the Joint Venture Agreement, dated May 8, 2008, by and between DMS Group LLC and Telvent Energía S.A. (English translation).

4.135	Loan Agreement, dated January 24, 2011, by and between DMS Group LLC and Telvent Energía S.A. (English translation).

4.136	Lease Real Estate Agreement, dated January 24, 2011, by and between DMS Group LLC and Telvent DMS LLC (English translation).

4.137	First Amendment to the Shareholders Agreement, dated January 24, 2011, by and between DMS Group LLC and Telvent Energía S.A. (English translation).

4.138	Amendment, dated October 11, 2010, to the Lease dated March 1, 2008, between Highland Resources, Inc. and Telvent USA Corporation.

Exhibit
Number	Description
4.139	Lease, dated December 19, 2008 by and between Telvent Mexico S.A. de C.V. and Abengoa Mexico, S.A. de C.V. for offices in Mexico D.F., Mexico (English translation).

4.140	Lease dated December 20, 2009, by and between Telvent Mexico S.A. de C.V. and Abengoa Mexico, S.A. de C.V. for offices in Mexico D.F., Mexico (English translation).

4.141	Lease dated December 20, 2010, by and between Telvent Mexico S.A. de C.V. and Abengoa Mexico, S.A. de C.V. for offices in Mexico D.F., Mexico (English translation).

4.142	Loan Agreement between Abengoa Mexico, S.A. (as “Lender”) and Telvent Energía y Mediambiente, S.A. (as “Borrower”), dated December 1, 2002 (English translation).

4.143	Loan Agreement between Telvent Energía y Medio Ambiente S.A. (as “Lender”) and Abengoa Mexico, S.A. de C.V. (as “Borrower”), dated December 1, 2002 (English translation).

8	Significant Subsidiaries of Telvent.

11	Telvent GIT, S.A.’s Code of Ethics. (24)

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.3	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.3	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

(1)	incorporated by reference to the registrant’s Registration Statement on Form F-1, filed on October 4, 2004.

(2)	incorporated by reference to the registrant’s Report on Form 6-K, filed on November 23, 2004.

(3)	incorporated by reference to the registrant’s Registration Statement on Form F-1/A, filed on October 18, 2004.

(4)	incorporated by reference to the registrant’s Annual Report on Form 20-F, filed on May 13, 2005.

(5)	incorporated by reference to the registrant’s Annual Report on Form 20-F, filed May 3, 2006.

(6)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 061066135, filed on August 30, 2006.

(7)	incorporated by reference to the registrant’s Report on Form 6-K, filed on March 7, 2007.

(8)	incorporated by reference to the registrant’s Report on Form 6-K, filed on February 8, 2006.

(9)	incorporated by reference to the registrant’s Report on Form 6-K, filed on March 26, 2007.

(10)	incorporated by reference to the registrant’s Report on Form 6-K, filed on April 27, 2007.

(11)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071129554, filed on September 21, 2007.

(12)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071129698, filed on September 21, 2007.

(13)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071269162, filed on November 27, 2007.

(14)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071188496, filed on October 24, 2007.

(15)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 071091840, filed on August 30, 2007.

(16)	incorporated by reference to the registrant’s Report on Form 6-K, filed on February 26, 2008.

(17)	incorporated by reference to the registrant’s Annual Report on Form 20-F, filed on March 10, 2008.

(18)	incorporated by reference to the registrant’s Annual Report on Form 6-K, filed on May 2, 2008.

(19)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 08854879, filed on May 22, 2008.

(20)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 081091390, filed on September 26, 2008.

(21)	incorporated by reference to the registrant’s Report on Form F-3, filed on December 4, 2008.

(22)	incorporated by reference to the registrant’s Report on Form 6-K, filed on December 8, 2008.

(23)	incorporated by reference to the registrant’s Report on Form 6-K, filed on December 24, 2008.

(24)	incorporated by reference to the registrant’s Annual Report on Form 20-F, filed on March 18, 2009.

(25)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 09845650, filed on May 21, 2009.

(26)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 09857096, filed on May 28, 2009.

(27)	incorporated by reference to the registrant’s Report on Form 6-K, filed on July 24, 2009.

(28)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 091040234, filed on August 27, 2009.

(29)	incorporated by reference to the registrant’s Report on Form 6-K, filed on September 15, 2009.

(30)	incorporated by reference to the registrant’s Registration Statement on Form F-3, filed October 2, 2009.

(31)	incorporated by reference to the registrant’s Registration Statement on Form F-3/A, filed October 13, 2009.

(32)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 091140600, filed on October 28, 2009.

(33)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 091210696, filed on November 30, 2009.

(34)	incorporated by reference to the registrant’s Report on Form 20-F, filed on March 18, 2010.

(35)	incorporated by reference to the registrant’s Report on Form 6-K/A, filed on March 30, 2010.

(36)	incorporated by reference to the registrant’s Report on Form 6-K, filed on April 9, 2010.

(37)	incorporated by reference to the registrant’s Report on Form 6-K, filed on April 13, 2010.

(38)	incorporated by reference to the registrant’s Report on Form 6-K, filed on April 29, 2010.

(39)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 10858419, filed on May 26, 2010.

(40)	incorporated by reference to the registrant’s Report on Form 6-K, filed on August 19, 2010.

(41)	incorporated by reference to the registrant’s Report on Form 6-K, filed on October 13, 2010.

(42)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 101180432, filed on November 10, 2010.

(43)	incorporated by reference to the registrant’s Report on Form 6-K, Film No. 101180453, filed on November 10, 2010.

(44)	incorporated by reference to the registrant’s Report on Form 6-K, filed on November 24, 2010.

(45)	incorporated by reference to the registrant’s Report on Form 6-K, filed on December 2, 2010.

(46)	incorporated by reference to the registrant’s Report on Form 6-K, filed on December 30, 2010.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González Domínguez
Ignacio González Domínguez
Chief Executive Officer

By:	/s/ Manuel Fernández Maza
Manuel Fernández Maza
Chief Financial Officer

By:	/s/ Thomas Dilworth
Thomas Dilworth
Chief Accounting Officer

Date: April 7, 2011

INDEX TO FINANCIAL STATEMENTS
INCLUDED IN ANNUAL REPORT 20-F

Deloitte S.L.
Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España
Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
www.deloitte.es
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Telvent GIT, S.A.:
Madrid, Spain
We have audited the accompanying consolidated balance sheets of Telvent GIT, S.A. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, and shareholders’ equity for each of the three years in the period ended December 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telvent GIT, S.A. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2011 expresses an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte, S.L.
Madrid, Spain
April 6, 2011

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, seccion 8, folio 188, hoja M-54414.	Member of
Inscripción 96, C.I.F., B-79104469 Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso — 28020 Madrid	Deloitte Touche Tohmatsu

Deloitte S.L.
Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España
Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
www.deloitte.es
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Telvent GIT, S.A.:
Madrid, Spain
We have audited the internal control over financial reporting of Telvent GIT, S.A. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2010, of the Company and our report dated April 6, 2011, expresses an unqualified opinion on those financial statements.
/s/ Deloitte, S.L.
Madrid, Spain
April 6, 2011

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, seccion 8, folio 188, hoja M-54414.	Member of
Inscripción 96, C.I.F., B-79104469 Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso — 28020 Madrid	Deloitte Touche Tohmatsu

TELVENT GIT, S.A.
Consolidated Balance Sheets
(In thousands of Euros, except share amounts)

	As of December 31,
	2010	2009
Assets:
Current assets:
Cash and cash equivalents	€70,360	€92,893
Other short-term investments	2,114	758
Derivative contracts	2,717	2,622
Accounts receivable (net of allowances of € 2,291 as of December 31, 2010 and € 1,122 as of December 31, 2009)	129,860	97,671
Unbilled revenues	327,010	326,686
Due from related parties	26,008	8,762
Inventory	13,417	14,665
Other taxes receivable	28,750	18,974
Deferred tax assets	1,659	4,137
Other current assets	6,544	5,694

Total current assets	€608,439	€572,862
Deposits and other investments	7,725	7,476
Investments carried under the equity method	9,321	6,472
Property, plant and equipment, net	83,700	81,549
Long-term receivables and other assets	10,874	10,732
Deferred tax assets	69,578	41,166
Other intangible assets, net	201,793	184,359
Goodwill	256,886	234,404
Derivative contracts long-term	3,987	831

Total assets	€1,252,303	€1,139,851

Liabilities and equity:
Current liabilities:
Accounts payable	€243,741	€295,589
Billings in excess of costs and estimated earnings	79,302	61,989
Accrued and other liabilities	16,377	15,951
Income and other taxes payable	39,991	24,526
Deferred tax liabilities	5,709	4,554
Due to related parties	30,875	63,915
Current portion of long-term debt	28,868	17,621
Short-term debt	48,219	97,335
Short-term leasing obligations	1,656	8,822
Derivative contracts	3,121	4,788

Total current liabilities	€497,859	€595,090
Long-term debt less current portion	191,386	171,202
Long-term leasing obligations	1,700	13,043
Derivative contracts long-term	32,508	1,430
Other long-term liabilities	25,230	29,516
Convertible notes, net of conversion option	103,534	—
Deferred tax liabilities	45,963	48,226
Unearned income	1,514	1,360

Total liabilities	€899,694	€859,867

Commitments and contingencies (Note 23)	—	—
Equity:
Non-controlling interest	509	208
Shareholders’ equity:
Common stock, € 3.00505 nominal value, 34,094,159 shares authorized, issued, same class and series	102,455	102,455
Treasury Stock, at cost, 370,962 shares	(4,707)	(4,707)
Additional paid-in capital	93,972	94,481
Accumulated other comprehensive income (loss)	1,494	(24,967)
Retained earnings	158,886	112,514

Total shareholder’s equity	€352,100	€279,776

Total equity	€352,609	€279,984

Total liabilities and equity	€1,252,303	€1,139,851

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2010	2009	2008
Revenues	€723,856	€791,053	€724,613
Cost of revenues	459,387	526,029	538,632

Gross profit	€264,469	€265,024	€185,981

General and administrative	120,229	118,443	67,439
Sales and marketing	23,855	25,261	21,677
Research and development	10,375	14,079	19,067
Depreciation and amortization	35,416	29,981	14,561
Other allowances	18,035	—	—

Total operating expenses	€207,910	€187,764	€122,744

Income (loss) from operations	€56,559	€77,260	€63,237
Interest expense	(29,901)	(31,327)	(18,160)
Interest income	422	307	28
Other financial income (expense), net	7,147	(6,877)	(5,212)
Income from companies carried under the equity method	3,977	(71)	270
Other income (expense), net	—	(1,128)	(1,919)

Total other income (expense)	€(18,355)	€(39,096)	€(24,993)

Income before income taxes	€38,204	€38,164	€38,244
Income tax expense (benefit)	(8,749)	(1,087)	6,890

Net income	€46,953	€39,251	€31,354
Loss/(profit) attributable to non-controlling interest	(581)	(175)	(1,144)

Net income attributable to the parent company	€46,372	€39,076	€30,210

Add back
Convertible debt interest expense, net of tax (*)	€7,731	€—	€—
Change in fair value of embedded call option, net of tax (*)	€(13,537)	€—	€—

Adjusted net income attributable to the parent company for diluted EPS	€40,566	€39,076	€30,210

(*) Add back amounts include exchange rate differences.

Earnings per share
Basic net income attributable to the parent company per share	€1.38	€1.15	€1.00

Diluted net income attributable to the parent company per share	€1.06	€1.15	€1.00

Weighted average number of shares outstanding
Basic	33,723,197	33,985,411	30,096,995

Diluted	38,198,437	34,094,159	30,096,995

The consolidated statements of operations include the following income (expense) items arising from transactions with related parties. Cost of revenues include costs generated with related parties, and not all costs incurred to generate related parties revenues.

	Year Ended December 31,
	2010	2009	2008
Revenues	€31,453	€54,495	€33,010
Cost of revenues	(8,554)	(5,476)	(10,427)
General and administrative	(22,942)	(8,725)	(5,997)
Financial income (expense), net	(8,046)	(5,004)	(3,552)
The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Cash Flows
(In thousands of Euros)

	Year Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income	€46,953	€39,251	€31,354
Less: (loss)/profit attributable to non-controlling interest	€(581)	€(175)	€(1,144)

Net income attributable to the parent company	€46,372	€39,076	€30,210
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities:
Depreciation and amortization	35,474	32,065	14,923
Income/loss from investment carried under the equity method	(3,977)	71	(270)
Net foreign exchange (gains) losses	(2,212)	9,265	(2,993)
Earn-out on acquisitions	2,238	1,876	—
Change in fair value of call option embedded in convertible bonds	(19,339)	—	—
Allowance for doubtful accounts	3,103	1,406	2,324
Interest accrued	17,334	4,223	2,048
Deferred income taxes	(27,020)	(16,952)	(2,797)
Non-controlling interests	581	175	1,144
Stock and extraordinary compensation plans	1,110	2,509	1,808
Change in operating assets and liabilities, net of amounts acquired:
Accounts and other long-term receivable	(54,638)	41,211	(11,231)
Other tax receivable	(11,398)	(7,265)	—
Inventory	7,678	629	4,930
Unbilled revenues	(1,947)	(94,495)	(27,627)
Related parties trade receivables	(14,548)	(14,020)	8,950
Other assets	(974)	(31)	—
Billing in excess of costs and estimated earnings	16,195	15,334	(13,681)
Accounts payable, accrued and other liabilities, related parties trade payable	23,082	7,299	34,465
Adoption of SFAS 167	(5,707)	—	—
Due to temporary joint ventures	(1,420)	(1,338)	935

Net cash provided by (used in) operating activities	€9,987	€21,038	€43,138

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(170)	18,147	(9,662)
Due from related parties	2	17,416	17,661
Purchase of property, plant & equipment	(13,619)	(9,835)	(7,478)
Investment in intangible assets	(19,521)	(16,404)	(1,890)
Acquisition of subsidiaries, and non-controlling interests, net of cash	(14,137)	(29,652)	(147,920)
Disposal/(acquisition) of investments	2,599	(1,000)	(4,211)

Net cash provided by (used in) investing activities	€(44,846)	€(21,328)	€(153,500)

Cash flows from financing activities:
Proceeds from long-term debt	205,697	25,000	57,512
Repayment of long-term debt	(203,772)	(52,655)	(1,635)
Proceeds from short-term debt	14,223	40,978	4,701
Repayment of short-term debt	(76,817)	(8,912)	(22,815)
Proceeds from issuance of convertible bonds	142,133	—	—
Dividends paid to company shareholders	—	(12,274)	(9,951)
Dividends paid to non-controlling interest	—	(1,283)	(1,231)
Proceeds from issuance of common stock, net	—	—	78,510
Proceeds (repayments) of government loans	857	(102)	(467)
Purchase of Treasury Stock	—	(4,707)	—
Due to related parties	(72,978)	38,553	348

Net cash provided by (used in) financing activities	€9,343	€24,598	€104,972

Net increase (decrease) in cash and cash equivalents	€(25,516)	€24,308	€(5,390)
Net effect of foreign exchange in cash and cash equivalents	2,983	862	(642)
Cash and cash equivalents at the beginning of period	92,340	60,792	68,409
Joint venture cash and cash equivalents at the beginning of period	553	6,931	5,346

Cash and cash equivalents at the end of period	€70,360	€92,893	€67,723

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€530	€12,359	€7,275
Interest	€19,943	€23,936	€17,547

Non-cash transactions:
Capital leases (Note 23)	€519	€4,189	€4,295
The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Equity
(In thousands of Euros, except share amounts)

						Accumulated
				Additional		Other
	Ordinary Shares		Treasury	Paid-in	Retained	Comprehensive	Non-Controlling	Total
	Shares	Amount	Stock	capital	Earnings	Income / (Loss)	Interest	Equity
Balance, December 31, 2007	29,247,100	€87,889	€—	€25,949	€65,453	€(5,294)	€45	€174,042

Capital Increase	4,847,059	14,566		63,944	—	—	—	78,510
Comprehensive income:
Net Income attributable to parent company	—	—	—	—	30,210	—	—	30,210
Foreign currency translation adjustment	—	—	—	—	—	(17,468)	—	(17,468)
Derivatives qualifying as hedges	—	—	—	—	—	(2,601)	—	(2,601)

Total comprehensive income								10,141
Parent Company stock purchase plan	—	—	—	236	—	—	—	236
Loss attributable to non-controlling interest	—	—	—	—		—	(57)	(57)
Net change in non-controlling interest	—	—	—	—		—	109	109
Adjustment effect SFAS 160 & EITF D98	—	—	—	(666)	—	—	—	(666)
Dividends paid	—	—	—	—	(9,951)	—	—	(9,951)

Balance, December 31, 2008	34,094,159	€102,455	€—	€89,463	€85,712	€(25,363)	€97	€252,364

Comprehensive income:
Net Income attributable to parent company	—	—	—	—	39,076	—	—	39,076
Foreign currency translation adjustment	—	—	—	—	—	(1,789)	1	(1,788)
Derivatives qualifying as hedges	—	—	—	—	—	2,185	—	2,185

Total comprehensive income								39,473
Purchase of Treasury Stock	—	—	(4,707)	—	—	—	—	(4,707)
Parent Company stock purchase plan expense	—	—	—	236	—	—	—	236
Change in extraordinary variable compensation plan	—	—	—	4,782	—	—	—	4,782
Net change in non-controlling interest	—	—	—	—	—	—	(65)	(65)
Income attributable to non-controlling interest	—	—	—	—	—	—	175	175
Dividends paid	—	—	—	—	(12,274)	—	—	(12,274)

Balance, December 31, 2009	34,094,159	€102,455	€(4,707)	€94,481	€112,514	€(24,967)	€208	€279,984

Comprehensive income:
Net Income attributable to parent company	—	—	—	—	46,372	—	—	46,372
Foreign currency translation adjustment	—	—	—	—	—	27,102	(2)	27,100
Net investment hedges, net of tax	—	—	—	—	—	(627)	—	(627)
Derivatives qualifying as hedges	—	—	—	—	—	(14)	—	(14)

Total comprehensive income								72,831
Adoption of SFAS 167	—	—	—	—	—	—	(282)	(282)
Extraordinary variable compensation plan	—	—	—	(745)	—	—	—	(745)
Parent company stock purchase plan	—	—	—	236	—	—	—	236
Net change in non-controlling interest	—	—	—	—	—	—	4	4
Profit attributable to non-controlling interest	—	—	—	—	—	—	581	581

Balance, December 31, 2010	34,094,159	€102,455	€(4,707)	€93,972	€158,886	€1,494	€509	€352,609

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
1. Description of Business
     Telvent Desarrollos, S.A. was incorporated on April 4, 2000 and is registered in the Madrid Registry of Companies, Volume 15,370, Folio 164, Sheet No. M-257879, 1st entry, C.I.F. No. A-82631623. Its corporate headquarters are located in Madrid, Spain. At a general shareholders’ meeting held on January 19, 2001, Telvent Desarrollos, S.A. changed its name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, Telvent Sistemas y Redes, S.A. changed its name to Telvent GIT, S.A. (“Telvent” or the “Company”), which remains its legal and commercial name. The largest shareholder of Telvent is Abengoa, S.A., which currently holds, indirectly, 40% of Telvent’s outstanding shares.
     Telvent is a leading real-time IT solutions and information provider for a sustainable world that specializes in high value-added real time services and solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region and the Middle-East and Africa region. These services and solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable Telvent’s customers to more efficiently manage their operations, business processes and customer services.
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
     These consolidated financial statements reflect the retrospective adoption of ASC 810-10-65 (adoption of SFAS 160 in 2009, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51”). As required by ASC 810-10, the presentation of non-controlling interests, previously referred to as minority interest, was changed retrospectively for the years 2008 and 2007 and is reflected as a component of total equity on the Consolidated Balance Sheets. Earnings per share continue to be based on earnings attributable to the Company.
Adoption of SFAS 167
     Effective January 1, 2010, the Company adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46 (R) (SFAS 167). As explained in Note 9, the adoption of this Standard has resulted in the deconsolidation of most of our joint venture arrangements, where there is joint control, and these investments are now carried under the equity method. SFAS 167 was adopted prospectively. Had this Standard been adopted retrospectively, revenues and cost of revenues for the years ended December 31, 2010, 2009 and 2008 would have been as follows:

	Year Ended December 31,
	2010	2009	2008
Revenues	€723,856	€745,269	€661,132
Cost of revenues	459,387	480,604	475,587

Gross profit	€264,469	€264,665	€185,545

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Cash and Cash Equivalents and Restricted Cash
The Company considers all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased, to be cash equivalents. At December 31, 2010 and 2009, there were no deposits or cash equivalents restricted for use. As of December 31, 2010, the Company had cash equivalents amounting to € 175, with original maturity dates of three months or less.
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
Convertible Notes
     On April 19, 2010, the Company issued U.S. $200,000 aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”) due 2015 (for more detail see Note 21 “Convertible Notes”). Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 (one thousand U.S. dollars) principal amount of notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share.
     The Notes are a complex hybrid instrument bearing an embedded option according to which, if converted, the Company can elect to redeem the Notes either by providing the noteholder, in cash, the redemption amount of the security or the number of ordinary shares into which the security is convertible. The embedded option qualifies to be separated from the Note and accounted for as a derivative instrument in accordance with U.S. GAAP, with an offsetting debit that reduces the carrying amount of the Notes, due to the fact that the conversion strike price is denominated in a currency (U.S. $) other than the issuer’s functional currency (Euro).
     As a result, at the time of issuance, the option is separated from the Notes and recorded as a derivative liability at fair value, with future changes in fair value recorded in the Consolidated Statement of Operations as “Other financial income (expense), net”. The remaining proceeds of the Notes are classified as Debt and will be recorded following the effective interest method. Interest expense includes the amortization of the original value of the conversion option.
Net Investment Hedge
     Effective April 19, 2010, the Company started applying net investment hedge on the net assets of Telvent DTN, a subsidiary with functional currency U.S. Dollar. The non-derivative financial instrument designated as hedging instrument are the Convertible Notes described above, denominated in U.S. Dollars.
     According to ASC 815-35-35, the foreign currency transaction gain or loss on the non-derivative hedging instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment. That is, reported in the cumulative translation adjustment section of other comprehensive income to the extent it is effective as a hedge, as long as the following conditions are met: the notional amount of the non-derivative instrument matches the portion of the net investment designated as being hedged and the non-derivative instrument is denominated in the functional currency of the hedged net investment. In that circumstance, no hedge ineffectiveness would be recognized in earnings. As described in Note 22, as of December 31, 2010, the net investment hedge was 100% effective.

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
     The Company applies hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). The effective portion of the gain or loss on the hedging instrument recognized in equity (other comprehensive income), is subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
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
     In addition, due to the accounting treatment of the Convertible Notes under U.S. GAAP, the Company has an embedded call option separated from the Notes recorded as a derivative liability at fair value, with changes in fair value recorded as “Other financial income (expenses), net”, as described above.
Factoring of Trade Receivables
     The Company has entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of approximately € 318,945 and € 304,343 of cash for the years ended December 31, 2010 and 2009, respectively on available trade accounts receivable. The factoring arrangements balance as of December 31, 2010 was € 106,396. Under the factoring agreements, the Company sells, on a revolving and non-recourse basis, certain of its trade accounts receivable (“Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because the Company has relinquished control of the Pooled Receivables and the Company does not maintain any continuing involvement with the sold assets. Accordingly, Pooled Receivables sold under these facilities are excluded from receivables in the accompanying consolidated balance sheets. The Company incurs commissions of approximately 0.15% to 0.30% of the Pooled Receivables balance. The commission and interest expense are recorded as a charge to earnings in the period in which they are incurred, as the commission and interest expense is in effect a loss on the sale of the asset. The total amount of factoring-related financial expense for the years ended December 31, 2010, 2009 and 2008 was € 2,255, € 3,301 and € 5,114, respectively.
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
Property, Plant and Equipment
     Property, plant and equipment are recorded at historical cost when acquired in the normal course of business and at fair value as of the date of acquisition when acquired through business combinations. They are depreciated using the straight-line method over the following estimated useful lives:

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)

Buildings and surface rights	19-40 years
Integral equipment	3-20 years
Furniture and fixtures	4-10 years
Computer equipment	3-5 years
Vehicles	5-12 years
Other	3-7 years
     Repairs and maintenance are expensed as incurred, while improvements that increase the economic life of the asset are capitalized and amortized accordingly. Gains or losses upon sale or retirement of property, plant and equipment are included in the consolidated statements of operations and the related cost and accumulated depreciation are removed from the consolidated balance sheets.
Goodwill and Other Intangible Assets
     Goodwill represents the excess of the purchase price of identifiable tangible and intangible net assets over the fair value of these net assets as of the date of acquisition. The Company applies the provisions of ASC 350, Goodwill and Other Intangible Assets, which require that goodwill, and certain other intangible assets deemed to have an indefinite useful life, not be amortized, but instead be assessed annually for impairment using fair value measurement techniques.
     Other intangible assets represent the cost of developed software and the fair value of intangible assets identified in acquisitions.
     The Company capitalizes the costs of computer software developed or obtained for internal use in accordance with ASC 350-40, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and depreciates such software over its useful life using the straight line method, which ranges from two to five years. Software developed to be incorporated into a bundled service solution to be sold, including enhancements that extend or significantly improve the marketability of the original software product, is recorded in accordance with ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Under ASC 985-20, costs incurred in creating computer software are charged to expense until technological feasibility has been established and are capitalized thereafter. Capitalized costs are amortized based on current and anticipated future revenue for each software service or solution, with an annual minimum equal to the straight-line amortization according to useful lives that range from three to five years.
     Other intangible assets identified in acquisitions are recorded at fair value at the date of acquisition and are amortized using the straight-line method over the following estimated useful lives:

Purchased software technology	2-10 years
Customer contracts backlog	1-5 years
Customer relationships	2-15 years
Favorable leases	5-9 years
Trade names	5 years
In-process research and development	Immediately
     Other intangible assets also include brand names and trade names arising from the purchase of Telvent Miner & Miner and Telvent Farradyne (both of which merged into Telvent USA Corporation effective July 1, 2010), Matchmind (which merged into Telvent Global Services effective July 1, 2010) and Telvent DTN. These assets are not amortized, as they are deemed to have an indefinite useful life.
     The Company has recorded intangibles for acquired customer relationships due to the fact that the Company historically has experienced a high incidence of repeat business for system sales and ongoing service support. The Company has identified both contractual and non-contractual customer relationships (as distinct from contractual backlog) in all of its segments. The customer contract backlog intangible is amortized over the period of the related contracts, ranging normally from one to five years. The customer relationship intangible is amortized generally over a period from two to fifteen years depending on the related acquisition, and expected net cash inflows. The Company uses straight-line amortization for customer relationships because of relatively consistent expected cash flows over the useful life. In-process research and development acquired in a business combination is fully amortized immediately after the acquisition.

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
— Services and Solutions (Projects)
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
— Managed Services
     Managed services contracts include leasing arrangements, maintenance, monthly and hourly fixed-rate contracts. The Company recognizes revenue earned on the leasing, maintenance, and monthly fixed-rate contracts on a straight-line basis over the term of the contract. For contract arrangements where there is a fixed-rate per hour charge, the income is recorded based on time incurred to date.
— Information and Electronic Communication Services
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
Advertising
     Advertising costs are expensed as incurred. Advertising expenses amounted to approximately € 6,014, € 6,094 and € 3,165 in 2010, 2009 and 2008, respectively.
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

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
Earnings Per Share
     Basic net income attributable to the parent company per share was computed by dividing income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. As described in Note 26, as of December 31, 2010 and 2009, treasury shares of the Company are held in connection with the Extraordinary Variable Compensation Plan, which was amended in order to allow participants to receive certain of their plan awards in the form of the Company’s shares rather than in cash. These shares are treated as issued, but not outstanding.
     Diluted net income attributable to the parent company per share was computed according to ASC 260-10-55, by application of the if-converted method. Under this method, the convertible debt is assumed to have been converted at the beginning of the period or at the time of issuance, if later, and the resulting shares are included in the denominator. Treasury shares are also included in the denominator. Interest charges applicable to the convertible debt, net of taxes, are added back to the numerator. Similarly, the earnings effect of the change in fair value of the liability component of the convertible debt, net of tax, has been added back to the numerator. The effect of this computation is not anti-dilutive, so conversion is assumed.
     The weighted average number of shares outstanding is calculated using the average number of days for each year. As of December 31, 2008 there were no instruments outstanding that would have a dilutive impact on the earnings per share calculation.
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
     Foreign currency transactions undertaken by the Company and its domestic subsidiaries are accounted for at the exchange rates prevailing on the applicable transaction dates. Assets and liabilities denominated in foreign currencies are translated to Euros using period-end exchange rates. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statements of Operations, except for the hedging instrument in the net investment hedge described above.
     The intercompany foreign currency transactions that are of a long-term-investment nature, whose settlement is not likely to occur in the foreseeable future is, in substance, a part of the entity’s net investment in that foreign operation, and the exchange differences arising on those transactions shall be recognized initially in other comprehensive income in the consolidated statements of shareholders’ equity and reclassified from equity to profit or loss on disposal of the net investment.
Other Comprehensive Income (Loss)
     Other comprehensive income (loss), which is reported in the accompanying consolidated statements of shareholders’ equity, consists of net income (loss) and other gains and losses affecting equity that are excluded from net income. For the years ended December 31, 2009 and 2008 “other comprehensive income (loss)” consists of the cumulative currency translation adjustment and unrealized gains and losses on the effective portion of cash flow hedges, net of tax. For the year ended December 31, 2010, “Other comprehensive income (loss)” contains, in addition, the effective portion of net investment hedge, net of tax, and the difference arising in the intercompany foreign currency transactions that are of a long-term-investment nature described above.
Segments
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross margin. During the second quarter of 2010, the Company completed a cost allocation analysis performed on the segments contributed by Telvent DTN, and, as a result, retroactively changed the margins reported in its Energy, Environment and Agriculture segment to more accurately reflect the profitability of each segment and to be consistent with current year reporting.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
Start-Up Activities
     The Company expenses the costs of start-up activities, including organization costs, as incurred.
Stock Compensation Plan
     The Company applies ASC 718 to account for the share acquisition plan established by Abengoa in 2006 related to its shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including members of the senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under ASC 718, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date (January 23, 2006), and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).
     As explained in Note 26, on November 19, 2009 the Extraordinary Shareholder’s Meeting ratified the decision taken by the Board of Directors on June 25, 2009, to amend the Company’s Extraordinary Compensation Plan (“the Plan”) in order to allow eligible participants to receive certain of their plan awards in the form of the Company’s ordinary shares rather than in cash. At the election of Plan participants, who had to accept and agree to the amendment at the grant date of June 25, 2009, the amount vested during the first three years of the Plan will be converted, upon termination of the Plan, into such number of shares as is determined by dividing the amount of the original vested cash award by U.S. $18.50, the price paid by the Company for such shares on September 15, 2009. As a result of this amendment, the amount vested at December 31, 2009, and for which participants elected to receive shares instead of cash, has been accounted for as an equity award plan under ASC 718. Up to the date of the amendment, the Company had been recording a provision for such plan based on the vested amounts at each date. Upon amendment of the Plan, the provision recorded for that portion of the plan which will no longer be paid in cash has been reclassified to Additional Paid in Capital in the accompanying balance sheets. In addition, a valuation of the award was performed at the grant date according to the fair value of the shares on that date, and any difference with the amount previously provisioned for was recorded as additional compensation expense against Additional Paid in Capital. Any portion of the Plan expected to be settled in cash remains as a provision within “Other long term obligations” in the accompanying consolidated balance sheets. Finally, the cash award to be vested during the last two years of the Plan is being recorded as compensation expense, against “Other long term liabilities”, according to its vesting period.
Income Taxes
     The Company files its income tax as part of a consolidated tax group with some of its subsidiaries in Spain. Following the rules for tax consolidation in Spain, Spanish subsidiaries in which more than a 75% interest is owned by the Company can be consolidated for tax purposes. The Company also files its income tax as part of a consolidated tax group with some of its subsidiaries in the United States. The remaining companies file taxes on a stand-alone basis.
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
     The Company records tax loss carry-forwards as deferred tax assets. In addition the Company’s temporary differences include valuation allowances for research and development activities, employee training and export activities when it is more likely than not that such assets will not be recovered in future periods.
     During the year ended December 31, 2007, the Company adopted the provisions of Accounting Standard Codification (“ASC”) Interpretation No ASC 740-10, Accounting for Uncertainty in Income Taxes — an interpretation of ASC 740-10, which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, ASC 740-10 provides guidance on the recognition, measurement, derecognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. ASC 740-10 supersedes ASC 450-10 and ASC 450-20, Accounting for Contingencies, as it relates to income tax liabilities and changes the standard of recognition that a tax contingency is required to meet before being recognized in the financial statements. The determination of the Company’s provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
items. The Company establishes reserves when, despite its belief that its tax return positions are fully supportable, the Company believes that certain positions may be challenged and that they may not succeed. Upon adoption of ASC 740-10 in 2007, the Company recorded, as a cumulative effect on retained earnings, reserves for uncertain tax positions and related accrued interest and penalties, if any. The Company adjusts these reserves in light of changing facts and circumstances. The provision for income taxes includes the impact of these reserve changes. The Company does not anticipate a significant change to the total amount of these reserves within the next twelve months.
Reclassifications
     Certain prior period amounts have been reclassified to conform to the current period presentation.
3. Recent Accounting Pronouncements
Accounting Standards Codification
     In April 2010, the FASB issued ASU No. 2010-17, an accounting standards update that provides guidance on the milestone method of revenue recognition for research and development arrangements. This guidance allows an entity to make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. This guidance will be effective for fiscal years beginning on or after June 15, 2010, which will be the Company’s fiscal year 2011, and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented, with earlier application permitted. The Company does not expect the adoption of this statement to have any material effect on its financial position, results of operations or cash flows.
     In November 2010, the FASB issued ASU No. 2010-28, an accounting standards update that provides guidance on application of goodwill impairment model when a reporting unit has a zero or negative carrying amount. When a reporting unit has a zero or negative carrying value, Step 2 of the goodwill impairment test should be performed if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. For public entities the amendments in this Update are effective for fiscal years beginning after December 15, 2010. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In November 2010, the FASB issued ASU No. 2010-29, an accounting standards update that provides guidance on disclosure of supplementary pro forma information for business combinations. The new guidance requires that pro forma financial information should be prepared as if the business combination occurred as of the beginning of the prior annual period. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
4. Earnings per share
     Basic net income attributable to the parent company per share was computed by dividing income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding.
     Diluted net income attributable to the parent company per share was computed according to ASC 260-10-55, by application of the if-converted method. Under this method, the convertible debt is assumed to have been converted at the beginning of the period or at the time of issuance, if later, and the resulting shares are included in the denominator. Interest charges applicable to the convertible debt, net of taxes, are added back to the numerator. Similarly, the earnings effect of the change in fair value of the liability component of the convertible debt, net of tax, has been added back to the numerator. The effect of this computation in the twelve-month period ended December 31, 2010, is not anti-dilutive, so conversion is assumed.
     The following table shows a reconciliation of net income and weighted-average number of ordinary shares outstanding for purposes of calculating diluted net income per share (in thousands of Euros except share and per share amounts):

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Twelve months ended December 31,
	2010	2009	2008
	(Audited)	(Audited)	(Audited)
Adjusted net income attributable to the parent company for diluted EPS:
Net income	46,953	39,251	31,354
Loss/(profit) attributable to non-controlling interest	(581)	(175)	(1,144)
Net income attributable to the parent company	46,372	39,076	30,210
Add back:
Convertible debt interest expense, net of tax (*)	7,731	—	—
Change in fair value of embedded call option, net of tax (*)	(13,537)	—	—

Adjusted net income attributable to the parent company	40,566	39,076	30,210

Weighted average number of shares outstanding, for diluted EPS:
Diluted weighted average number of shares of stock outstanding	34,094,159	34,094,159	30,096,995
Add:
Weighted average number of shares issuable, upon conversion of convertible notes	4,104,278	—	—

Weighted average number of shares, for diluted EPS	38,198,437	34,094,159	30,096,995

Basic net income attributable to the parent company, per share	1.38	1.15	1.00

Diluted net income attributable to the parent company, per share	1.06	1.15	1.00

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
5. Accounts Receivable
     Accounts receivable consist of:

	As of December 31,
	2010	2009
Trade accounts receivable	€129,921	€94,956
Payroll advances	2,230	3,837
Allowances for doubtful accounts	(2,291)	(1,122)

	€129,860	€97,671

     The following analysis details the changes in the Company’s allowances for doubtful accounts during the years ended December 31, 2010, 2009, and 2008:

	Year Ended December 31,
	2010	2009	2008
Balance at beginning of the year	€1,122	€2,386	€639
Net increase (decrease) in allowances during the year	3,104	1,406	2,324
Write-offs during the year	(2,003)	(2,869)	(125)
Foreign currency translation differences	68	199	(452)

Balance at the end of the year	€2,291	€1,122	€2,386

     During the year ended December 31, 2010, the Company recorded an allowance for an amount of € 1,809 in connection with a project with Pemex in México, as it considered probable, due to specific circumstances, that contractual amounts would not be fully collected.
     During the year ended December 31, 2008, the Company’s subsidiary Telvent Brazil recorded an allowance for doubtful accounts for an amount of € 1,919 in connection with a project with the local government of the city of Salvador de Bahia, as it considered probable, due to specific circumstances, that contractual amounts would not be fully collected. During the year ended December 31, 2009, such amounts were fully written off.
6. Other Short-Term Investments
     The following is a summary of the Company’s “Other short-term investments” in the Company’s consolidated balance sheets as of December 31, 2010 and 2009:

	As of December 31,
	2010	2009
Investment funds and other investments	€12	€15
Short-term guarantee deposits	2,102	743

	€2,114	€758

7. Deposits and Other Investments
     “Deposits and other investments” in the Company’s consolidated balance sheets consist of the following:

	As of December 31,
	2010	2009
Deposits for rentals and customers	€1,530	€1,482
Investment in S21 Sec	5,582	5,582
Other Investments	613	412

	€7,725	€7,476

     As described in Note 23, on November 23, 2007, the Company’s subsidiary, Telvent Outsourcing (which was merged into Telvent Global Services effective July 1, 2010) acquired 10% of the shares of S21 Sec, a non-public company based in Spain specializing in computer security services. Prior to this acquisition, the Company owned 5% of the shares of S21 Sec, which were purchased from a

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
related party in October 2007. As of December 31, 2010 and 2009 the total carrying amount of this investment was € 5,582.
     As of December 31, 2010 and 2009, “Other investments” in the Company’s consolidated balance sheets primarily consisted of investments of the Company’s subsidiary Telvent DTN related to its deferred compensation plan for key executives and select senior management. The Company makes no matching contribution to the deferred compensation plan. Participants will be eligible to receive distributions based on elected deferral periods that are consistent with the plan and applicable U.S. tax law. As of December 31, 2010 and 2009, the obligation of the plan totals € 613 and € 412, respectively, and is included in “Other long term liabilities” in the Company’s consolidated balance sheets. Through December 31, 2010 and 2009, the Company had fully funded its obligation under the plan.
8. Investments carried under the equity method
     Investments carried under the equity method consist mainly of the investment made in 2008 by the Company’s subsidiary, Telvent Energía, in a joint venture with the DMS Group LLC (“DMS Group”), based in Serbia, under the name “Telvent DMS LLC, Novi Sad” (“Telvent DMS”). As of December 31, 2010 and 2009 Telvent Energía owned a 49% interest in Telvent DMS, while the DMS Group owned the remaining 51%.
     The total carrying value of equity method investment that correspond to Telvent DMS as of December 31, 2010 and December 31, 2009 is € 6,392 and € 5,977, respectively.
     In addition, the Company has other equity method investments as described below.
9. Investments in Joint Ventures
     The Company participates in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts. These joint ventures are considered to be variable interest entities as they have no equity.
     Effective January 1, 2010, the Company adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R (SFAS 167). This Statement identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that potentially could be significant to the variable interest entity. SFAS 167 states that if an enterprise determines that power is, in fact, shared among multiple unrelated parties, such that no one party has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, then no party is the primary beneficiary.
     The Company has applied SFAS 167 prospectively. The application of this standard has resulted in the deconsolidation of all the joint ventures established with unrelated parties that were consolidated until December 31, 2009. Joint ventures in which the Company participates with unrelated parties are operated through a management committee comprised of equal representation from each of the joint venture partners, and such committee makes all the decisions about the joint venture’s activities that have a significant effect on its success. All the decisions require consent of each of the parties sharing power, so that all the parties together have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. As a result, the Company has concluded that in joint ventures established with unrelated parties, power is shared, and thus no party is the primary beneficiary. Such investments are carried, effective January 1, 2010, under the equity method.
     The Company also participates in joint venture arrangements with related parties, mostly with companies that are part of the Abengoa Group. These investments are considered to be variable interest entities with related parties, and thus are consolidated if the Company is the member most closely associated with the joint venture.
     Total revenue and cost of revenues recognized with respect to these consolidated joint ventures, which include the revenue and cost of revenues attributable to other venture partners in these arrangements during the years ended December 31, 2010, 2009 and 2008 are as follows:

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Year Ended December 31,
	2010	2009	2008
Total revenues consolidated from UTEs	€4,254	€49,159	€67,997
Total revenues attributable to other venture partners	1,937	23,456	53,551

Total cost of revenues consolidated from UTEs	€2,572	€48,557	€68,160
Total cost of revenues attributable to other venture partners	1,205	23,355	53,640
     Total assets and liabilities coming from these consolidated UTEs were the following:

	As of December	As of December
	31, 2010	31, 2009

Total current assets consolidated from UTEs	€4,935	€29,727
Total non-current assets consolidated from UTEs	€8,531	€8,656

Total current liabilities consolidated from UTEs	€1,357	€27,280
Total non-current liabilities consolidated from UTEs	€9,947	€9,944
     The total carrying value of equity method investments that correspond to UTE joint ventures as of December 31, 2010 and December 31, 2009 is € 2,929 and € 495, respectively, and is classified in “Investments carried under the equity method” in our Consolidated Balance Sheets.
     There are no consolidated assets that are collateral for the UTEs’ obligations. The effect of consolidated UTES in operating cash flow was an increase of € 2,228, a decrease of € 807 and an increase of € 887 (including a decrease of € 1,420, a decrease of € 1,338 and an increase of € 935 of changes in operating assets and liabilities) for the years ended December 31, 2010, 2009 and 2008, respectively. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 32,089 as of December 31, 2010.
10. Long-term Receivables and Other Assets
     Long-term receivables and other assets consist of the following:

	As of December 31,
	2010	2009
Long-term receivables	€10,847	€10,655
Other assets	27	77

	€10,874	€10,732

     As of December 31, 2010 and 2009 long-term receivables consisted mainly of a trade note receivable to be collected monthly over a period of twenty years in relation to the execution of the Company’s El Toyo digital city project (the “El Toyo Project”) (see “Contingencies” section of Note 23). In connection with this receivable, on November 10, 2005, the Company also signed a Credit Agreement with Unicaja (Note 19), that will be established on a non-recourse basis when the customer accepts delivery of the above mentioned project in its turn-key phase.
11. Inventory
     Inventory consists of the following:

	As of December 31,
	2010	2009
Raw Materials	€8,467	€7,686
Work-in-progress	4,950	6,979

	€13,417	€14,665

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
12. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of December 31,
	2010			2009
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land and buildings	€5,972	€(1,548)	€4,424	€5,026	€(650)	€4,376
Integral equipment	92,654	(26,208)	66,446	80,726	(19,063)	61,663
Furniture and fixtures	12,554	(7,644)	4,910	11,930	(6,150)	5,780
Computer equipment	19,862	(12,971)	6,891	24,636	(16,135)	8,501
Vehicles	1,727	(894)	833	1,913	(1,000)	913
Other	655	(459)	196	314	2	316

	€133,424	€(49,724)	€83,700	€124,545	€(42,996)	€81,549

     Total depreciation expense for property, plant and equipment other than leases for the years ended December 31, 2010, 2009 and 2008 were € 10,360, € 5,820 and € 3,054, respectively. Additionally, there were € 59, € 1,994 and € 362 of depreciation included in “Cost of revenues” in the Company’s consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008, respectively.
     Total depreciation expense for capitalized leases for the years ended December 31, 2010, 2009 and 2008 were € 2,603, € 5,223 and € 4,836, respectively.
13. Other Intangible Assets
     Intangible assets consist of the following:

	As of December 31,
	2010			2009
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Value
Intangible assets, subject to amortization:
Software	€40,079	€(4,944)	€35,135	€21,326	€(2,885)	€18,441
Customer contracts and relationships	167,106	(39,901)	127,205	152,595	(24,279)	128,316
Purchased software technology	27,535	(18,728)	8,807	19,435	(11,091)	8,344
Trade names	142	(104)	38	132	(70)	62
Other intangible	2,048	(688)	1,360	1,934	(229)	1,705

Total intangible assets subject to amortization	236,910	(64,365)	172,545	195,422	(38,554)	156,868
Intangible assets, not subject to amortization:
Brand names	29,248	—	29,248	27,491	—	27,491

Total	€266,158	€(64,365)	€201,793	€222,913	€(38,554)	€184,359

     Total amortization expense for other intangible assets for the years ended December 31, 2010, 2009 and 2008 was € 22,453, € 18,938 and € 6,671, respectively. Based on the amount of intangible assets subject to amortization at the end of 2008, the expected amortization for each of the next five years and thereafter is as follows:

(Unaudited)
Year ended
December 31,
2011	25,083
2012	22,793
2013	21,571
2014	19,702
2015	18,853
Thereafter	64,543

€172,545

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
14. Acquisitions
Acquisition of Matchmind
     On May 21, 2009, the Company’s subsidiary, Telvent Outsourcing, entered into two definitive agreements to purchase the remaining 42% interest in Matchmind, and thus, fully completed its purchase of all of Matchmind’s issued and outstanding shares of capital stock. The Company had held 58% interest in Matchmind since October of 2007.
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
     The Company adopted the ASC 480-10, on the classification and measurement of redeemable securities (pre-codification EITF D-98), in conjunction with its adoption of the ASC 810-10, on accounting for noncontrolling interests in consolidated financial statements, during the first quarter of 2009. This standard is applicable for all non-controlling interests where the Company was subject to a put option under which it may be required to repurchase an interest in a consolidated subsidiary from the non-controlling interest holder.
     As described above, as of March 31, 2009 and December 31, 2008, the Company was subject to a redeemable put option for the purchase of the remaining 42% of Matchmind. The redemption value of the put (including dividends payable) was estimated at € 20,020 and was reflected in the Consolidated Balance Sheets as “Redeemable non-controlling interest” at those dates. The retrospective impact of applying the ASC 480-10 on the classification and measurement of redeemable securities mentioned above was a reduction to opening “Additional Paid in Capital” of € 16,789. As of December 31, 2010 and 2009, the Matchmind purchase agreement was fully performed and thus, no balance remains in “Redeemable non-controlling interest” in Telvent’s consolidated balance sheets as of this date.
     The results of operations of Matchmind have been included in the Company’s Global Services segment from October 2007, the date of purchase of the original 58%.
Acquisition of Certain Assets of Northern Lakes Data Corp.
     On February 3, 2009, the Company’s subsidiary, Telvent Farradyne, signed an asset purchase agreement through which it acquired certain of the assets of Northern Lakes Data Corp. (“NLDC”). NLDC provides back office solutions, as well as consulting and systems integration services to the electronic toll collection industry in the United States and abroad. Assets acquired include NLDC’s proprietary back office/customer service center software solution called “TollPro”, as well as NLDC’s interest in the license agreements and service contracts relating to NLDC’s back office system. The purchase price for these assets was U.S. $1,500 (€ 1,041), of which U.S. $1,000 (€ 695) was paid as of December 31, 2010. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2,000 (€ 1,497) through four installments payable every six months starting July 1, 2009, of which U.S. $1500 (€ 1,123) was paid as of December 31, 2010, and additional contingent payments up to U.S. $500 (€ 374). In addition, Telvent will pay NLDC additional commission payments up to a maximum of U.S. $5,000 (€ 3,742) in respect of contract bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. The Company estimates, at December 31, 2010, the pending amount to be paid under these agreements, including contingent payments, to be approximately U.S. $2,200 (€ 1,646). As of December 31, 2010 the Company has recorded a liability of U.S. $ 1,800 (€ 1,347) corresponding to the present value of such obligation in the accompanying Consolidated Balance Sheets. Amounts have been recorded taking into consideration, on each closing date, the probability of such payment.
     The Company determined this transaction to be a business combination as described in the ASC 805, on business combinations. The Company finalized in 2009 the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired. The excess of the purchase price over the net book value of the assets acquired has been allocated to goodwill. The following is a summary of the purchase price allocation at the date of acquisition (in thousands of Euros):

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)

As of
February 3,
2009
Tangible assets	€114
Intangible assets:
Non competition agreement	11
Trade name	638
Software	1,427
Contracts	36
Goodwill	732

Total purchase price	€2,958

15. Group reorganization
     During the year 2010 the Company has carried out several mergers of subsidiaries. These mergers have not affected the Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Cash-Flows or the Consolidated Statement of Equity.
     Effective April 1, 2010, Telvent Farradyne Inc., Telvent Caseta Inc. and Telvent Traffic North America, Inc. merged into Telvent Farradyne Inc., which merged with Telvent USA Inc. and with Telvent Miner & Miner effective, Inc. effective July 1, 2010. The resulting company is named Telvent USA Corporation.
     In addition, Telvent Outsourcing, S.A.U., Telvent Housing, S.A.U., Telvent Interactiva, S.A., GD 21, S.L., Galian 2002, S.L., Matchmind Holding, S.L., Matchmind, S.L.U. and Matchmind Ingeniería de Software, S.L.U. merged into Telvent Global Services, S.A. effective July 1, 2010.
16. Goodwill
     As discussed in Note 2, the Company applies ASC 350, which requires that goodwill and certain intangible assets with an indefinite useful life not to be amortized, and should instead be reviewed for impairment annually.
     During the fourth quarter of every year, the Company performs its annual impairment review for goodwill and other indefinite-life intangible assets. Based on the results of the impairment review, no charge for impairment has been required.
     The following analysis details the changes in the Company’s goodwill during 2010 and 2009 by segment:

			Global
	Energy	Transportation	Services	Agriculture	Environment	Total
Balance, December 31, 2008	21,087	16,000	13,883	294,375	—	345,345
Acquisitions and purchase price allocation adjustments	70,723	661	—	(190,649)	13,741	(105,524)
Currency translation adjustment	(977)	(487)	—	(3,491)	(462)	(5,417)

Balance, December 31, 2009	€90,833	€16,174	€13,883	€100,235	€13,279	€234,404

Acquisitions and purchase price allocation adjustments	351	—	—	856	211	1,418
Currency translation adjustment	7,232	794	—	10,295	2,743	21,064

Balance, December 31, 2010	€98,416	€16,968	€13,883	€111,386	€16,233	€256,886

17. Accrued and Other Liabilities
     “Accrued and other liabilities” in the Company’s consolidated balance sheets consist of the following:

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)

	As of December 31,
	2010	2009
Payroll, accrued vacation and other employee benefits	€15,273	€12,372
Current portion of government loans	631	765
Other short-term liabilities	473	2,814

	€16,377	€15,951

18. Short-Term Debt
     “Short-term debt” in the Company’s consolidated balance sheets at December 31, 2010 and 2009 consists of the following:

	As of December 31,
	2010	2009
Short-Term credit facilities:
Bank of America N.V	€—	€17,354
Banco Santander S.A.	993	376
The Royal Bank of Scotland (formerly ABN AMRO Bank N.V.)	2,228	1,971
Citibank Co., Ltd. Beijing Branco (Citibank)	498	472
Caja de Ahorros y Pensiones de Barcelona S.A. (La Caixa)	1,098	33
Natixis Sucursal en España	—	8,538
Banco Bilbao Vizcaya Argentaria S.A.	—	567
Banco Cooperativo Español, S.A.	1,988	890
Deutsche Bank, S.A.	—	6,213
Caixa de Aforros de Vigo, Ourense e Pontevedra (Caixanova)	2,988	—
Banco de Sabadell, S.A.	1,004	—
Other facilities	3,657	914

Due under short term credit facilities	14,454	37,328
Advance payments	30,443	56,693
Other short-term debt	3,322	3,314

Total short-term debt	€48,219	€97,335

     On December 4, 2007, Telvent Tráfico y Transporte, S.A. (“Telvent Tráfico”) entered into a credit agreement with Natixis Sucursal en España (“Natixis”) under which Telvent Tráfico may borrow U.S. $12,300 to finance the complete investment of the design and implementation of the Panama City Traffic Control Project, a nine-year concession awarded to Telvent Tráfico by the Autoridad del Tránsito Transporte Terrestre of Panama that came into force on August 28, 2007. This credit facility has a cost of LIBOR +0.90% during the investment phase and LIBOR + 2% during the operations and maintenance phase. On December 15, 2009, Telvent Tráfico signed an amendment to its credit agreement with Natixis to extend the grace period under the agreement to July 14, 2010. As result of the former, this credit facility has a cost from the date on which the amendment was signed of LIBOR + 3%. As it was agreed between Natixis, our customer and Telvent, after the acceptance of the system by the client, which occurred on September 27, 2010, and effective June 1, 2010, Telvent has transferred to Natixis all its collection rights against the ATT and thus, the obligations with Natixis correspond now to the ATT. As a result, the financial asset corresponding to the unbilled revenues of the project and the financial liability corresponding to the credit agreement, both amounting to U.S. $12,300 at the time of the acceptance, have been derecognized.
     On March 31, 2008, the Company’s subsidiary, Telvent Canada Ltd. (“Telvent Canada”), entered into a new credit agreement with ABN AMRO Bank N.V., renamed to The Royal Bank of Scotland N.V. on February 2010, (the “Bank”) to replace the previous one dated May 2, 2003. The new credit agreement provides for three separate credit facilities all of which are unsecured with respect to Telvent Canada and Telvent USA, Inc. “Telvent USA”, which merged into Telvent USA Corporation effective July 1, 2010. The first facility (“Facility A”) is a revolving credit line available for working capital purposes with funds available up to CAD $3,000 or the equivalent amount in U.S. dollars. Loans in U.S. Dollars under Facility A bear interest at a rate equal to the LIBOR rate plus 1.00% or the United States prime rate, at Telvent Canada’s option. The second facility (“Facility B”) is a hedging facility with a maximum aggregate amount of U.S. $6,000 and is solely for the purposes of financing hedging agreements. The third facility (“Facility C”) is a credit facility with a maximum aggregate amount of up to U.S. $12,000 for the purpose of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA are required to provide bid, advance payment or performance securities. Under Facility C, the fees for letters of credit are calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by the Bank. As of December 31, 2010, there was CAD $3,000 outstanding under Facility A, U.S. $1,200 under Facility B and U.S. $5,030 in letters of credit issued under Facility C. The new credit agreement is a “demand facility” agreement which means that there is no maturity date and that any borrowing made are repayable on demand. The

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
Bank reserves the right to terminate the new credit agreement at any time and for any reason.
     On April 29, May 14 and May 21, 2009, the Company’s subsidiary, Telvent Traffic, merged into Telvent USA Corporation effective July 1, 2010, entered into agreements to amend its U.S. $25,000 credit agreement with Bank of America N.V. as successor to LaSalle Bank National Association, dated May 31, 2006, extending the termination date. The tenth amendment, signed on May 21, 2009, extended the termination date of the Credit Agreement to April 30, 2010. In connection with these amendments, the Company reaffirmed its commitment to guarantee all of the obligations under the Credit Agreement. On April 7, 2010, this credit agreement was paid-off, as it was refinanced with the new syndicated facility agreement signed on March 23, 2010.
     On December 29, 2009, Telvent USA, which was merged into Telvent USA Corporation, entered into an agreement with Deutsche Bank, S.A. (“Deutsche Bank”) pursuant to which Deutsche Bank made available a credit facility with a maximum borrowing limit of U.S. $18,000 to finance general treasury needs. Drawdowns under the credit agreement bore interest on the outstanding principal amount at a rate per annum equal to LIBOR plus a margin of 1.90%. October 29, 2010, the loan was amended so that the maximum borrowing limit was reduced to U.S. $12,500 and the term was extended through November 29, 2010. On November 15, 2010, this loan agreement was cancelled, as it was refinanced by the loan agreement with JPMorgan Chase Bank, N.A. and Fifth Third Bank described in Note 19.
     On September 21, 2010, the Company entered into a credit agreement with Caixa de Aforros de Vigo, Ourense e Pontevedra (Caixanova) under which the Company may borrow € 3,000 to finance general treasury needs. Drawdowns under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to EURIBOR plus a margin of 2 .93%. The credit facility matures on September 21, 2011.
     As of December 31, 2010 and 2009, respectively, “Advanced payments” in the Company’s consolidated balance sheets consisted primarily of inter-company balances in connection with commercial transactions in the normal course of business, where the group has received advanced payments from the financial institutions.
     Furthermore, as of December 2010 and 2009 “Other short-term debt” in the Company’s consolidated balance sheets consisted primarily of amounts outstanding under corporate Diners and American Express cards.
19. Long-Term Debt
     Long-term debt consists of the following:

	As of December 31,
	2010	2009
Total long-term debt	€220,254	€188,823
Current portion of long-term debt	(28,868)	(17,621)

Long-term debt less current portion of long-term debt	€191,386	€171,202

     The total principal amount outstanding with each counterparty, less the corresponding current portion at December 31, 2010 and 2009 is as follows:

	As of December 31, 2010
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
JP Morgan Bank and Fifth Third Bank	€29,760	€17,973	€11,787
Bank of Communications	542	173	369
Unicaja	9,947	—	9,947
Caixa Catalunya	117	117	—
ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España	179,888	10,605	169,283

	€220,254	€28,868	€191,386

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)

	As of December 31, 2009
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
ING and Liscat	€878	€878	€—
Bank of Communications	632	130	502
Unicaja	9,945	—	9,945
Caja de Ahorros y Monte de Piedad de Madrid, ING Belgium and La Caixa	54,348	13,376	40,972
Goldman Sachs Credit Partners and General Electric Capital	117,908	3,121	114,787
Caixa Catalunya	179	116	63
Caja de Ahorros y Pensiones de Barcelona (“La Caixa”)	4,933	—	4,933

	€188,823	€17,621	€171,202

Syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; Fifth Third Bank and The Royal Bank of Scotland N.V., Sucursal en España (the “Syndicated Agreement”)
     On March 23, 2010, the Company entered into a syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders), for an aggregate principal amount of € 170,000. On July 15, 2010, the Company entered into a Novation and Amendment of Facilities and Assignment Agreement of this facilities agreement, by virtue of which the aggregate principal amount of the Original Agreement was increased by € 13,000 to € 183,000. Caixa de Aforros de Vigo, Ourense e Pontevedra Caixanova and Fifth Third Bank, N.A. were added as additional lenders. The facilities are structured in two tranches, a term loan facility of € 100,000 and a revolving facility up to € 83,000.
     The purpose of the term loan facility is to finance general corporate needs of the Company; to refinance the previously existing credit agreements: (1) the unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) and ING Belgium S.A., Sucursal en España, and (2) the bilateral agreement with Caja de Ahorros y Pensiones de Barcelona (“La Caixa”); and also to payoff the following debt instruments: (1) the sale and leaseback agreement entered into between Telvent Housing and ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C., and (2) the credit agreement between Telvent Traffic and Bank of America, N.A. The purpose of the revolving facility is to finance working capital needs of the Company.
     The term loan facility is required to be repaid no later than March 23, 2014, with principal amounts due as follows: € 10,000 on March 23, 2011; € 20,000 on March 23, 2012; € 30,000 on March 23, 2013; and € 40,000 on March 23, 2014. The revolving facility is required to be repaid no later than March 23, 2014.
     The term loan facility’s interest rate will be calculated on the basis of EURIBOR (3 or 6 months) plus an initial spread of 3.00%. The revolving facility’s interest rate will be calculated on the basis of EURIBOR (1, 3 or 6 months) plus an initial spread of 3.00%. However, after March 23, 2011, based on the Company’s prior financial statements, the spread in connection with both facilities will vary depending on the leverage ratio (Net Financial Debt/EBITDA) and can range between a minimum of 2.00% and a maximum of 3.00%.
     The Syndicated Facilities Agreement includes usual and customary representations and warranties, affirmative and negative covenants and typical events of default in such a transaction of this size and type. The Company, at December 31, 2010, is in compliance with all its covenants.
The amount outstanding under this Syndicated Agreement as of December 31, 2010, net of debt issuance cost, was € 179,888.
Loan agreement with JPMorgan Chase Bank, N.A. and Fifth Third Bank
     On November 3, 2010, Telvent USA Corporation and Telvent Canada, as borrowers, and Telvent DTN and Telvent GIT, S.A., as guarantors, entered into a credit agreement (the “JP Morgan Credit Agreement”) with JPMorgan Chase Bank, N.A. (“JP Morgan”) and Fifth Third Bank, pursuant to which JPMorgan made available a revolving credit facility with a maximum borrowing limit of U.S. $20,000 and a term loan in the maximum amount of U.S. $12,000 and Fifth Third also made available a term loan in the maximum

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
amount of U.S. $10,000, all to finance working capital and general corporate needs and to pay off a prior credit agreement with Deutsche Bank AG New York Branch. Loans made under this agreement by Telvent Canada can be made either in U.S. Dollars or Mexican pesos, at the election of the borrower. The JP Morgan Credit Agreement replaces the loan agreement entered into on April 1, 2010 with Deutsche Bank.
     The revolving loan portion of the facility matures on October 12, 2011. The principal balance of the term loan is due and payable as follows: U.S. $5,000 on September 30, 2011 and U.S. $1,250 per calendar quarter thereafter, beginning on December 31, 2011 and ending on September 30, 2013. Any remaining principal is due October 12, 2013.
     The full amount of the term loans in the amount of $22,000 was drawn down on November 4, 2010, and the Company drew down
$17,700 of the revolving credit facility on November 3, 2010.
     Revolving loans under the JP Morgan Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either, depending on the election made by borrowers: (i) Adjusted Eurocurrency Rate for the interest period in effect for such borrowing plus the Applicable Rate, or (ii) Alternate Base Rate (ABR) plus the applicable rate. The Term Loan bears interest on the outstanding principal amount at a rate per annum equal to the Adjusted Eurocurrency Rate plus the Applicable Rate with an initial interest period of three months.
     The Adjusted Eurocurrency Rate means, with respect to any eurocurrency loan in U.S. Dollars or for any ABR loan, an interest rate per annum equal to: (a) the Eurocurrency Rate for the applicable interest period multiplied by (b) the statutory reserve rate. For eurocurrency loans in currencies other than U.S. Dollars, Adjusted Eurocurrency Rate means the eurocurrency rate with respect to such currencies.
     The Alternate Base Rate means, for any day, a rate per annum equal to the greatest of: (a) the prime rate announced by JPMorgan in effect on such day, (b) the federal funds effective rate in effect on such day plus 1/2 of 1% and (c) the Adjusted Eurocurrency Rate for deposits in U.S. dollars for a one-month interest period on such day plus 1%.
     Applicable Rate means, for any day, with respect to any: (i) eurocurrency revolving loan denominated in U.S. Dollars, 1.90% per annum, (ii) eurocurrency revolving loan denominated in Mexican pesos, 0.0% per annum, (iii) eurocurrency term loan, 2.25% per annum or (iv) ABR loan, 0.0% per annum.
     As of December 31, 2010, the balance outstanding under this agreement amounted to $ 39,766 (€ 29,760).
     The JP Morgan Credit Agreement contains certain usual and customary representations and warranties, usual and customary affirmative and negative covenants and usual and customary events of default. Covenants under this agreement are identical to covenants under the new Syndicated Agreement described above. The Company, at December 31, 2010, is in compliance with all its covenants.
Unicaja
     On November 10, 2005, the Company signed a credit agreement with Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja). The total amount available under this facility is € 12,600. On February 11, 2010, the Company signed an amendment to extent the grace period under the agreement to November 10, 2010, therefore extending the term of the credit agreement to 25 years. As a result, borrowings under this credit arrangement bear interest from the date on which the amendment was signed at one-year Euribor plus a margin of 2.00%, on a monthly basis. The amount outstanding under this agreement at December 31, 2010 was € 9,947. The credit agreement is payable monthly starting November 2010 and ending November 10, 2030.
Caja de Ahorros y Monte de Piedad de Madrid (“Caja Madrid”), Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) and ING Belgium S.A., Sucursal en España (refinanced in 2010 by the new Syndicated Agreement described above)
     On September 12, 2008, the Company, as borrower, entered into an unsecured loan agreement governed by Spanish law with Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid) and ING Belgium S.A., Sucursal en España (ING), as lenders, in the amount of € 57,500, divided into two different tranches: (i) Tranche A, in the amount of € 10,450, and (ii) Tranche B, in the amount of € 47,050. The full amount of the loans in the sum of € 57,500 was drawn down on October 28, 2008 to partially finance the acquisition of DTN Holding Company, Inc.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     In connection with the acquisition of the remaining 42% of Matchmind, on May 21, 2009, the Company entered into an amendment and restatement of its unsecured loan agreement signed with Caja Madrid and ING on September 12, 2008. Under the amended and restated unsecured loan agreement, the Company had the right to borrow from Caja de Ahorros y Pensiones de Barcelona (“La Caixa”), as a new lender, an additional amount of € 20,000 under two new subtranches: (i) Subtranche A1, in the amount of € 3,634, and (ii) Subtranche B1, in the amount of € 16,366. During the year 2009 the Company drew down the total available credit under Subtranches A-1 and B-1.
     On September 12, 2009 the Company, as scheduled, repaid the total amounts of Tranche A and Subtranche A1 (€ 10,450 and € 3,634, respectively). Additionally the Company repaid € 5,050 of its Tranche B and the first installment payment for Subtranche B1 in the amount of € 1,754. The balance of Subtranche B1 was payable in annual installments of € 3,653 on September 12 of each year thereafter through and including September 12, 2013. The loans bore interest at a rate calculated on the basis of EURIBOR plus a spread of 2.50% until December 31, 2009 and thereafter loans under Tranche B and Subtranche B1 bore interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.75% to 2.75% depending on the Company’s Net Financial Debt/EBITDA ratio.
     On April 7, 2010, this credit agreement was paid off, as it was refinanced with the new Syndicated Agreement agreement signed on March 23, 2010, described above.
Bilateral agreement with Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) (refinanced in 2010 by the New Syndicated Agreement described above)
     As described in Note 25, on September 11, 2009, Telvent GIT, S.A. entered into a Purchase Agreement with Telvent Corporation, S.L., a subsidiary of Abengoa and existing shareholder of the Company, pursuant to which the Company acquired 370,962 of its ordinary shares, nominal value € 3.00505 per share, at a price of U.S. $18.50 per share, for an aggregate purchase price of U.S. $6,863 (€ 4,763). The closing of the re-purchase occurred on September 15, 2009. The shares were purchased in relation to the modification of the Company’s Extraordinary Variable Compensation Plan, which was partially converted from a cash to an equity plan.
     In connection with the purchase of these shares, the Company, as borrower, entered into an unsecured, bilateral loan agreement with Caja de Ahorros y Pensiones de Barcelona (Caixa), as lender. The Company made a single drawdown on September 15, 2009 in the amount of € 5,000. The loan was initially due and payable in one installment on December 31, 2012. The Bilateral Credit Agreement bore interest on the outstanding principal amount at a rate equal to EURIBOR plus an applicable margin which is equal to 2.75% until December 31, 2009 and thereafter at a rate calculated on the basis of EURIBOR plus a spread ranging from 2.00% to 4.50% depending on the Consolidated Net Financial Debt/Consolidated EBITDA ratio. This debt instrument has been refinanced with the new Syndicated Facilities Agreeement signed on March 23, 2010, described above.
Goldman Sachs Credit Partners and General Electric (refinanced in 2010 by the Convertible Notes described in Note 21)
     Telvent’s subsidiary, Telvent DTN was party to an Amended and Restated First Lien Credit and Guaranty Agreement (the “Telvent DTN Credit Agreement”), dated March 16, 2007, by Telvent DTN, Inc., as borrower, various Lenders, Goldman Sachs Credit Partners L.P., as lead arranger, sole bookrunner and sole syndication agent, and General Electric Capital Corporation, as administrative agent. The obligations under the credit agreement were secured by a lien on substantially all of the assets of the borrower and guarantors.
     As of March 31, 2010, the amount outstanding under the Amended and Restated First Lien Credit and Guaranty Agreement between DTN and Goldman Sachs Credit Partners, LP was € 121,900.
     The credit facilities consisted of revolving loan commitments of U.S. $25,000, including sub-limits for swing line loans and letters of credit; Tranche C term loans in the original aggregate principal amount of up to U.S. $242,000; and an incremental facility of up to U.S. $25,000 in additional new term loans. The Tranche C term loan facilities initially matured on March 10, 2013. The revolving commitments terminated on March 10, 2011.
     The change in control that was triggered by the Company’s acquisition of DTN Holding Company, Inc.’s issued and outstanding capital stock would have constituted a default by Telvent DTN under the Telvent DTN Credit Agreement at the time the acquisition occurred. Accordingly, Telvent DTN requested the consent to the change of control Telvent DTN, the lenders, entered into the First Amendment, Consent and Waiver to Amended and Restated First Lien Credit and Guaranty Agreement, dated September 15, 2008, which became effective on October 28, 2008. Under the First Amendment, the applicable margin with respect to Revolving Loans and Tranche C term loans that are Eurodollar Rate Loans was 5% if Telvent DTN’s S&P Rating and Moody’s Rating was higher or equal

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
than B+ and B1, respectively. If Telvent DTN’s S&P Rating and Moody’s Rating had fallen to less than B+ and B1, respectively, the applicable margin would have increased to 5.5%. For Revolving Loans and Tranche C term loans that are Base Rate Loans, the applicable margin was 3.75% if Telvent DTN’s S&P Rating and Moody’s Credit Rating was higher or equal than B+ and B1, respectively, and 4.25% if Telvent DTN’s credit ratings were lower.
     This debt instrument was refinanced with the subordinated convertible notes described in the Note 21 “Convertible Notes”.
20. Other Long-Term Liabilities
     Other long-term liabilities in the Company’s consolidated balance sheets consist of the following:

	As of December 31,
	2010	2009
Government loans excluding current portion	€2,484	€1,493
Long-term customer deposits	3,032	2,731
Deferred payment on Telvent DTN acquisition	6,964	16,313
Extraordinary variable compensation plan (Note 26)	1,807	164
Premium Employees DTN	4,114	1,876
Reserves for uncertain tax positions under FIN 48 (Note 24)	3,936	3,586
Other long-term obligations	2,893	3,353

	€25,230	€29,516

     The Company receives interest-free, five-year loans from the Spanish Science and Technology Ministry for research and development purposes. These loans also provide a two-year grace period before repayments of principal must begin. The current portion of government loans of € 631 and € 765 as of December 31, 2010 and 2009, respectively, is included within “Accrued and other liabilities” in the Company’s consolidated balance sheets (Note 17).
     Long-term customer deposits represent security deposits from customers primarily in relation to long-term hosting contracts.
     As of December 31, 2010, “Other long-term obligations” correspond mainly to the deferred payment on NLDC acquisition amounting to € 555 and to provisions for other tax contingencies.
Maturity of Debt and Similar Obligations
     The aggregate principal repayment of short-term debt, long-term debt and government loans, including amounts shown under current liabilities, required in each of the next five fiscal years and thereafter are as follows:

	Year Ending December 31,
	Current
	Portion of		Long-Term
	Long-Term	Short-Term	Debt Less
	Debt	Debt	Current Portion	Government Loans	Total
2011	28,868	48,219	—	631	77,718
2012	—	—	24,452	368	24,820
2013	—	—	36,810	257	37,067
2014	—	—	121,434	316	121,750
2015	—	—	333	249	582
2016	—	—	353	230	583
Thereafter	—	—	8,004	1,064	9,068

	€28,868	€48,219	€191,386	€3,115	€271,588

21. Convertible notes
     On April 6, 2010, Telvent entered into a purchase agreement with Barclays Capital Inc. and RBS Securities Inc., in connection with the offering and sale of U.S. $200,000 aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”), due 2015 (of which $25,000 was issued upon exercise of the initial purchasers’ overallotment option). On April 19, 2010, the sale of the Notes was settled and the Notes were issued pursuant to an indenture, dated April 19, 2010, among the Company, as issuer, BNY

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
Corporate Trustee Services limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent.
     The terms of the senior subordinated convertible Notes are:
a)	The amount issued is U.S. $200,000 and will mature on April 15, 2015.
b)	Interest will be paid semi-annually in arrears at a rate of 5.50% per year, on April 15 and October 15 of each year, beginning on October 15, 2010.
c)	Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election.
d)	If converted, the Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 (one thousand U.S. dollars) principal amount of Notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share and represents a 22.5% conversion premium over the closing price of Telvent’s ordinary shares of U.S. $27.90 per share on April 6, 2010 on the NASDAQ Global Select Market.
     The Notes are a hybrid instrument bearing an embedded call option accounted for as a derivative instrument. At the time of the issuance, the option is separated from the Notes and recorded as a derivative liability at fair value. The initial fair value of the embedded call option, on April 19, 2010, was U.S. $60,571 (€ 44,861). As of December 31, 2010, the fair value of the option was U.S. $34,102 (€ 25,522). As a result, the Company has recorded financial income amounting to U.S. $26,469 (€ 19,339) in the period ended December 31, 2010.
     The remaining proceeds from the issuance of the bonds are classified as long-term debt and recorded net of the initial fair value of the conversion option and related debt issuance costs, following the effective interest method. The carrying amount of the notes as of December 31, 2010 was U.S. $138,342 (€ 103,534). Interest is recognized on the notes using the effective interest method, and includes the amortization of the original value of the conversion option. For the period ended December 31, 2010, interest cost relating to the contractual interest coupon amounted to U.S. $7,700 (€ 5,910), and interest cost relating to the amortization of the initial value of the call option and to the amortization of debt issuance costs amounted to U.S. $7,005 (€ 5,366).
     As of December 31, 2010, the stock price of Telvent was lower than the conversion price of the Notes, so the Note’s if-converted value did not exceed their principal amount.
22. Financial Instruments
Concentration of Credit Risk
     Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, accounts receivable (including unbilled revenue) and long-term receivables. The Company generally does not require collateral from its customers. During the years ended December, 31, 2010 and 2009, no customer comprised greater than 10.0% of the Company’s revenues and/or accounts receivable balance.
Derivatives
     In the normal course of business, the Company enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. Dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are hedged against the relevant functional currency or the Euro. The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and which mature when the forecasted payments or collections are anticipated to occur. The counterparties to these contracts are highly rated financial institutions.
     The Company applies hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity. The effective portion of the gain or loss on the hedging instrument recognized in equity (other comprehensive income) is subsequently reclassified from equity to profit or loss in the

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The Company is also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is, mainly, based on a rate of three-months or one-year both EURIBOR and LIBOR, plus the applicable margins. The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2010 and 2022. The exposure of the Company is limited to the premiums paid to purchase the caps. Total premiums paid to purchase the caps were € 474 and € 613 during the years ended December 31, 2010, and 2009, respectively.
     The ineffective portion of changes in fair value of hedged positions, reported in earnings for the twelve-month period ended December 31, 2010, amounted to € 434, and has been recorded within “Other financial (income)/expense” in the Company’s consolidated statement of operations.
     The effective portion of cash flow hedges recorded in other comprehensive income amounted to € (2,324) net of tax, and will be reclassified to earnings over the next twelve months.
     In addition, as explained in Note 21, the Company issued U.S. $200,000 of convertible notes that bear an embedded call option accounted for as a derivative instrument.
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency, interest rate contracts and call option embedded in the convertible notes.

	As of December 31, 2010
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€5,398	€103,182	€9,581	€144,839
Canadian Dollars	371	14,771	283	11,446
Jordan Dinars	7	632	—	—
Qatari Riyals	16	672	5	—
Kuwaiti Dinar	43	376	—	—
GB Pound	3	102	21	634
Euro	165	5,000	217	6,564

	€6,003	€124,735	€10,107	€163,483
Interest rate contracts:
Interest rate caps and swaps	701	89,997	—	—
Convertible Notes embedded call option:	—	—	25,522	149,678

Total	€6,704	€214,732	€35,629	€163,483

	As of December 31, 2009
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€2,257	€39,884	€5,039	€72,181
Canadian Dollars	51	2,910	5	201
Morocco Dirhams	—	—	1	30
Jordan Dinars	117	627	—	—
Qatari Riyals	56	2,323	19	746
Australian Dollars	39	301	—	—
Kuwaiti Dinar	102	916	—	—
Chinese Yuan	—	—	2	38
Euro	205	9,912	185	3,862

	€2,827	€56,873	€5,251	€77,058
Interest rate contracts:
Interest rate caps and swaps	626	80,001	967	76,634

Total	€3,453	€136,874	€6,218	€153,692

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value in our Consolidated Balance Sheets, with related gains and losses recorded in earnings.
     As required by FASB Standard 820 issued on fair value measurements (pre-codification SFAS No. 157), in order to measure the fair value of derivatives, the Company maximizes, to the extent possible, the use of market data obtained from sources independent of it. In accordance with this FASB Standard, since there are no quoted prices available in active markets for identical financial instruments (Level 1 inputs), the Company focuses on Level 2 inputs, which are all other observable inputs (not included in Level 1) that are available for the financial instrument, in order to measure its fair value.
Hedge of net investment in foreign operations
     As explained in Note 2, the Company is applying net investment hedge on the net assets of Telvent DTN. On October 28, 2008, Telvent Export, S.L. acquired 100% of the shares of DTN Holding Company Inc., whose functional currency is the U.S. Dollar. Total net assets of Telvent DTN amounted to U.S. $349,336 as of December 31, 2010, including goodwill and fair value adjustments arising out of the acquisition. The non-derivative hedging instrument designated as an economic hedge of the net investment in this foreign subsidiary are the U.S. $200,000 aggregate principal amount of senior subordinated convertible notes issued on April 19, 2010, with a carrying amount of 103,534 as of December 31, 2010.
     The translation gain or loss determined by reference to the spot exchange rate between the transaction currency of the debt and the functional currency of the investor, after tax effects, has been reported in the same manner as the translation adjustment associated with the hedged net investment, in the cumulative translation adjustment section of other comprehensive income, as the following conditions are met: the notional amount of the non-derivative instrument (debt) matches the portions of the net investment designated as being hedged and the non-derivative instrument is denominated in the functional currency of the hedged net investment (U.S. $).
     The effective portion of net investment hedges recorded in other comprehensive income during the period ended December 31, 2010 amounted to € (627), net of tax, and will be reclassified to profit or loss only at the moment of the disposal of the net investment in the foreign operation. No hedge ineffectiveness has been recognized as profit or loss.
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
Other Long-Term Liabilities
     The fair value of interest-free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities. “Other long-term liabilities” in the Company’s Consolidated Balance Sheets include payments due to suppliers. Interest is payable on variable rates; therefore, fair value approximates carrying value.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
Derivatives
     The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts the Company would receive or pay to terminate the transaction at the reporting date.
     The inputs used to calculate fair value of the Company’s derivatives are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either or indirectly through corroboration with observable market data (Level 2). The Company’s valuation technique to calculate fair value of its forward contracts is based on discounting estimated future cash flows. The Company estimates future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date.
Convertible notes
     The fair value of convertible notes was calculated as the present value of future cash flows discounted at the estimated average market variable interest rate applicable to the Company. The carrying amount is net of the initial fair value of the conversion option and net of debt issuance costs, following the effective interest method (see Note 21).
     The carrying value and estimated fair value of financial instruments are presented below:

	As of December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents (including restricted cash)	€70,360	€70,360	€92,893	€92,893
Other short-term investments	2,114	2,114	758	758
Accounts receivable	129,860	129,860	97,671	97,671
Derivative contracts	6,704	6,704	3,453	3,453
Long-term receivables and other assets	10,874	10,874	10,732	10,732
Unbilled Revenues	327,010	327,010	326,686	326,686
Liabilities:
Short-term debt	48,219	48,219	97,335	97,335
Long-term debt including current portion	220,254	205,273	188,823	175,151
Other long-term liabilities	25,230	24,910	29,516	29,359
Convertible bonds	103,534	184,148	—	—
Derivative contracts	35,629	35,629	6,218	6,218
Accounts Payables	243,741	243,741	295,589	295,589
23. Commitments and Contingencies
Commitments
     The Company’s subsidiary, Telvent Outsourcing, S.A. (which was merged into Tevent Global Services effective July 1, 2010), has an ownership stake of 15% in S21 Sec, a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A. (“NGA”) has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, which was extended to November 28, 2010, conditional upon Telvent or any company of the Abengoa Group investing € 15,000 in the territory of Navarra. On November 25, 2010, the Company and NGA signed an addendum to the agreement, between Telvent Outsourcing (now merged into Telvent Global Services) and NGA, extending NGA’s option until May 25, 2012. Telvent does not have the obligation or intent to make such investments, in which case NGA may still seek to require Telvent to purchase the 10% stake of S21 Sec at a price not to exceed € 3,900.
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic, completed the acquisition of 100% of the shares of Caseta Technologies, Inc., both of which merged into Telvent USA Corporation effective July 1, 2010. The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. As of December 31, 2010, the total payments made for this acquisition amounted to U.S. $12,463 and the Company’s best estimate of the potential earn-out payments under this agreement amounted to U.S. $606 as of this date. There is an overall limit of U.S $20,728 on the aggregate

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     In October 2008, the Company’s subsidiary, Telvent Export, completed the acquisition of 100% of the shares of DTN Holding Company, Inc. for a purchase price of U.S. $252,800 (€ 189,100) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain Telvent DTN employees who were stockholders of Telvent DTN (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011, together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. The amount outstanding as of December 31, 2010, was U.S.$ 9,306 (€ 6,964), including interest. In addition to the purchase price, the Employee Stockholders have the right, subject to certain conditions, to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium, or earn out, will be a variable amount determined based on Telvent DTN and its subsidiaries achieving stipulated financial targets for the period January 1, 2009 to December 31, 2011. On December 28, 2010, Telvent Export entered into an Amendment to the SPA with Telvent DTN, the stockholders named therein and GSC Recovery IIA, L.P, as Sellers’ Representative. Pursuant to the amendment, the Employee Stockholders’ right to earn a premium, or earn out, on the amount of their deferred purchase price pursuant to the stipulated EBITDA Target with respect to the fiscal year ending December 31, 2011 was changed to U.S.$68.7 million from U.S. $73.6 million. The Company estimates the total amount of the earn out to be approximately U.S. $8,108 (€ 6,068), which is being recorded as compensation expense over the service period in accordance with ASC 805 on business combinations), taking into consideration, on each closing date, the probability of such payment.
     On February 3, 2009, the Company’s subsidiary, Telvent Farradyne, which was merged into Telvent USA Corporation, signed an agreement through which it acquired certain of the assets of NLDC. The purchase price for these assets was U.S. $1,500 (€ 1,099), of which U.S. $1,000 was paid as of December 31, 2010. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2,000 (€ 1,465) through four installments payable every six months starting July 1, 2009, of which U.S. $1,500 was paid as of December 31, 2010, and additional contingent payments up to U.S. $500 (€ 374). In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5,000 (€ 3,741) in respect of contracts bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. As of December 31, 2010, the Company estimates the pending amount to be paid under these agreements, including contingent payments, to be approximately U.S. $2,250 (€ 1,684) of which U.S. $31,2 was paid as of December 31, 2010. As of December 31, 2010, the Company has recorded a liability of U.S. $1,844 (€ 1,380) corresponding to the present value of such obligation in the accompanying Consolidated Balance Sheets. Amounts have been recorded taking into consideration, on each closing date, the probability of such payment.
Leases
     The Company leases corporate buildings that it classifies as operating leases. Computer equipment and machinery used in the normal course of business and that meet the relevant criteria are classified as capital leases. During the year 2010, the capital leases generally required interest payments based on a variable interest rate plus a margin. The effective interest rate of these contracts ranged from 6.0% to 10.5% in 2010.
     Future minimum lease payments under non-cancelable operating and capital leases are as follows:

Year Ending December 31,	Operating	Capital
2011	€21,063	€1,767
2012	20,249	1,762
2013	16,941	24
2014	3,831	24
2015	1,905	—
Thereafter	57,768	—

	€121,757	3,577

Less: amounts representing interest		(221)

Present value of future lease payments		3,356
Less: current portion		(1,656)

Long-term leasing obligations		€1,700

     Total rent expense under the Company’s operating leases for the years ended December 31, 2010, 2009 and 2008 was € 28,505, € 25,883 and € 19,872, respectively. Total payment under the Company’s capital leases for the years ended December 31, 2010, 2009 and 2008 was € 16,658, € 8,966 and € 7,689, respectively. Total rent expense under the Company’s related party leases was € 2,785, € 584 and € 33 for the years ended December 31, 2010, 2009 and 2008, respectively.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals had been resolved. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on June 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, the Company considers the court proceeding concluded.
     As of December 31, 2010, the development and installation work for the El Toyo project was complete, although acceptance by the City has not yet been obtained.
     In addition, a commercial dispute arose at the end of 2009 between Telvent and one of its clients regarding a transportation project in Saudi Arabia. On August 28, 2010, we signed a settlement agreement with the customer pursuant to which the parties mutually agreed to excluded the violations enforcement system from Telvent Tráfico’s scope of work for the project. As a result, a one-time loss amounting to € 18,035 was booked in “Other allowances” in the Consolidated Statements of Operations for the period ended December 31, 2010.
     This dispute concerned the violations enforcement part of the project which involved equipment that was subcontracted by Telvent Tráfico to Sensys Traffic AB (“Sensys”). There is a dispute between the Company and Sensys in relation to the supply of the enforcement equipment. The Company has negotiated with Sensys to reach an amicable resolution but the parties have been unable to reach an agreement. On February 23, 2011, the Company demanded payment of € 1,900 under the performance bank guarantee that Sensys provided and the payment was received on March 4, 2011. The Company currently is preparing for arbitration proceedings with Sensys in which Telvent Tráfico will claim for the damages that it has suffered as a result of Sensy’s breach of the subcontract.
     Based on the information available as of the date of preparation of these Consolidated Financial Statements, including discussions with counsel, management believes that resolution of these matters will not have an additional material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows other than as described above.
Guarantees
Performance Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that secure the Company’s fulfillment of the terms of the underlying contract. The bonds are for a fixed monetary amount and match the duration of the underlying contract, which is generally between 18 and 36 months. Telvent requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon, as Telvent usually successfully completes the contract or renegotiates contract terms.
Financial Guarantees
     As of December 31, 2010, the Company maintained the following guarantees:

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€211,288	€23,854	€—
Financial guarantees	9,090	—	—

	€220,378	€23,854	€—

     Financial guarantees include € 7,606 corresponding to standby letters of credit signed in connection with the acquisition of Telvent DTN.
     The maximum potential payments represent a “worse-case scenario” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under the guarantees.
Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts, and information and electronic communication services. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
24. Income Taxes
     The taxable results of the Company are included in the various domestic and foreign consolidated tax returns of Telvent or its subsidiaries. Also, in certain states, local and foreign jurisdictions, the Company files tax returns on a stand-alone basis.
     The income tax expense/(benefit) consists of the following:

	Year Ended December 31,
	2010	2009	2008
Domestic
Current	€3,648	€5,695	€8,107
Deferred	(25,415)	(13,528)	(3,942)

	(21,767)	(7,833)	4,165

Foreign
Current	12,355	5,150	3,028
Deferred	663	1,596	(303)

	13,018	6,746	2,725

Total income tax expense (benefit)	€(8,749)	€(1,087)	€6,890

     The following is a reconciliation of the effective tax rate:

	Year Ended December 31,
	2010	2009	2008
Income before taxes	€38,204	€38,164	€38,244

Domestic federal statutory tax rate	30%	30.0%	30.0%
	11,461	11,449	11,473
Stock compensation plans	71	71	71
Research and development tax credits	(3,956)	(3,545)	(3,750)
Export activities tax credits	(691)	(27,636)	—
Changes in valuation allowances	(19,631)	19,631	—
Reduction of the domestic federal statutory tax rate	—	—	—
Tax deductions and effect on different tax rates on foreign subsidiaries	2,040	(462)	(1,077)
Permanent differences	796	192	240
Other	1,161	(787)	(67)

Tax expense (benefit)	€8,749	€(1,087)	€6,890

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Detail of income and other taxes payable as of December 31, 2010 and 2009 are as follows:

	As of December 31,
	2010	2009
Income tax payable	€1,934	€3,614
Other taxes payable	38,057	20,912

	€39,991	€24,526

     “Other taxes payable” in the Company’s consolidated balance sheets include mainly value-added tax (“VAT”), payroll withholdings on account and social security. Additionally, “Other taxes receivable” include mainly VAT.
     Significant components of the Company’s net deferred tax assets/(liabilities) are as follows:

	As of December 31,
	2010			2009
	Short-Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax assets:
Export activities tax credits	€—	€28,327	€28,327	—	27,636	27,636
Capitalized research and development and other deductions	646	27,708	28,354	€1,643	€18,169	€19,812
Net operating tax loss carry-forwards	14	4,848	4,862	87	6,088	6,175
Derivative contracts and other assets	999	8,695	9,694	2,407	8,904	11,311
Valuation allowance	—	—	—	—	(19,631)	(19,631)

	€1,659	€69,578	€71,237	€4,137	€41,166	€45,303

	As of December 31,
	2010			2009
	Short-Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax liabilities:
Intangible assets	€3,262	€41,606	€44,868	€1,867	€45,638	€47,505
Derivative contracts	839	1	840	1,209	59	1,268
Tax deduction of goodwill	—	1,845	1,845	—	1,687	1,687
Other liabilities	1,608	2,511	4,119	1,478	842	2,320

	€5,709	€45,963	€51,672	€4,554	€48,226	€52,780

Net deferred tax recognized	€(4,050)	€23,615	€19,565	€(417)	€(7,060)	€(7,477)

     According to Spanish Corporate Income Tax (CIT) Law the Company has recognized a tax credit for export activities calculated as a percentage of investments which are effectively made in the acquisition of interest in foreign companies or the incorporation of subsidiaries established abroad. This percentage, which was initially at 25% is being gradually reduced since 2007 to reach 3% in 2010. To benefit from this tax credit, among other requirements, the acquisition or incorporation of companies must be directly related to the export of services and solutions from Spain. The Company has recorded a deferred tax asset amounting to € 28,327 as a result of the acquisitions made between 2004 and 2008. Most of these tax credits have been accredited in Spanish Income Tax Declarations in 2009. In addition, the Company benefits from a deduction of goodwill for certain of its acquisitions. Such goodwill tax deduction has been applied on the acquisitions of Metso, Telvent Farradyne and NLDC.
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
     Gross Spanish and foreign tax carry-forwards as of December 31, 2010 amounted to approximately to € 16,345. If the net operating losses are not fully utilized in the future, carry-forwards will expire from 15 to 20 years after their effective generation date.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The expiration dates of future tax loss carry-forwards are as follows:

	Net operating losses	Deductions
	Year Ending	Year Ending
	December 31,	December 31,
2017	—	770
2018	—	—
2019	—	—
2020	—	20,304
2021	—	—
2022	105	—
2023	—	—
2024	2,090	—
2025	—	3,789
2026	—	133
2027	2,499	127
2028	1,876	69
2029	7,190	182
2030	2,585	—

	€16,345	€25,374

     As explained in Note 2, during the year ended December 31, 2007, the Company adopted the provisions of ASC 740-10, which clarifies the accounting for and disclosure of uncertainty in tax positions. As a result of the adoption of ASC 740-10, the Company recognized an increase of approximately € 1,286 in its reserve for uncertain tax positions, which was reflected as a decrease to the January 1, 2007 balance of retained earnings. The Company adjusts these reserves in light of changing facts and circumstances.
     As of December 31, 2010 and 2009, the Company had approximately € 3,320 and € 3,586 of tax liabilities, including interest and penalties, related to uncertain tax positions. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated statements of operations.
     In addition, in 2010 the Company has fully reversed the valuation allowance recorded in 2009, as it considers more likely than not that the deferred tax assets will be recovered in the future.
     Final determination of a significant portion of the Company’s tax liabilities that will effectively be settled remains subject to ongoing examination by various taxing authorities. The Company files income tax returns in various jurisdictions in which it operates, including U.S. federal and state and numerous other foreign jurisdictions. Currently, several of the Company’s subsidiaries are undergoing tax audits including: Telvent Canada (year 2006 for transactions between no residents). No significant issues are expected to come from the results of these audits. Furthermore, the Company has the years ranging from 2006 through 2010 open to other tax audits in most of its jurisdictions, including the United States.
25. Share Capital
     The following table shows increases in share capital of the Company since incorporation. Share capital amounts are shown in actual amounts rather than thousands of Euros:

			Cumulative	Cumulative
		Number	Shares	Share Capital
Event	Date	of shares	Balance	In Euros
	(In actual amount)
	December 31, 2003		100,000	€60,101,000.00
Split (200 for 1)	April 15, 2004	—	20,000,000	€60,101,000.00
Increase in capital	October 21, 2004	8,700,000	28,700,000	€86,244,935.00
Increase in capital	November 19, 2004	547,100	29,247,100	€87,888,997.86
	Balance as of December 31, 2005, 2006 and 2007		29,247,100	€87,888,997

Private placement	October 24, 2008	4,847,059	34,094,159	€14,565,655
	Balance as of December 31, 2010, 2009 and 2008		34,094,159	€102,454,652

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
     The number of shares was increased to 34,094,159, in a private placement offering of 4,847,059 shares, at an offering price of U.S. $21.25. The purchase agreements were signed on October 24, 2008, as registered with the SEC on February 13, 2009, when the transaction was declared effective. The proceeds from the placement totaled € 78,510, net of related expenses.
     In addition, on September 15, 2009, the Company acquired 370,962 of the Company’s ordinary shares at a price of $18.50, in connection with the amendment of its Extraordinary Variable Compensation Plan, as explained in Note 26.
26. Stock Compensation Plan
Parent Company Stock Purchase Plan
     On February 2, 2006, Abengoa implemented a Share Acquisition Plan (the “Abengoa Plan”) on Abengoa S.A.’s shares for members of the senior management of Abengoa’s subsidiaries, including 9 employees of the Company, of which 7 are members of the Companies and its subsidiaries’ senior management. The implementation of the Abengoa Plan was approved by the board of directors of Abengoa on January 23, 2006. The duration of the Abengoa Plan is five complete financial years 2006 through 2010 plus six months (until June 30, 2011). The Plan is based on the annual accomplishment by the participant of annual management objectives set for the participant by the management of the applicable company with which each participant is employed. If the annual objectives are not met by the participant, the bank may sell a percentage of the shares as follows:

2006 - 30%
2007 - 30%
2008 - 15%
2009 - 15%
2010 - 10%
     Under the Abengoa Plan, Abengoa has a repurchase option under which Abengoa can purchase the shares from the participant on the occurrence of certain events, such as death, disability or retirement of the participant or termination of the employment of the participant within the Abengoa Group.
     The Company has applied ASC 718 to account for this Abengoa Plan as an equity award plan, and is being treated similar to a stock option plan. A valuation of the plan has been performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting). The acquisition cost for all participants was the average acquisition price plus associated costs for all of the shares purchased under the Abengoa Plan for all participants. The fair value of the 516,100 Abengoa shares granted pursuant to the Abengoa Plan, amounting to € 1,621 (€ 2.87 per share), less estimated forfeitures of 12,600 shares, is measured at the grant date and remains fixed unless and until the award is modified. The assumptions used in the valuation of the shares granted, performed as a theoretical valuation of an European call option on Abengoa ordinary shares as of January 23, 2006, were as follows: Abengoa spot price — € 14.15; strike price — € 26.1; Maturity — July 1, 2011; Volatility — 40%. Compensation cost recorded on this plan for the years ended December 31, 2010, 2009 and 2008 amounted to € 236, € 236 and € 236, respectively.
Extraordinary Variable Compensation Plan
     On March 22, 2007, as later amended on September 20, 2007, the Nomination and Compensation Committee of the Company’s Board of Directors and the Company’s Board of Directors approved a variable compensation plan (the “Plan”) for members of the senior management of the Company and its subsidiaries. The participants in the Plan currently include 29 members of the senior management, including business unit managers; senior project managers; technical, research and development managers; and

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
corporate services officers and managers (the “Participants”). The Plan is based on the accomplishment of objectives based on the Company’s strategic plan in effect as of December 31, 2006. The duration of the Plan is five complete fiscal years (2007 through 2011) commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur no later than June 30, 2012, after the verification of the fulfillment of the objectives.
     The Plan provides for extraordinary, variable compensation to the participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each participant. The compensation only vests and becomes payable after the end of the 5th year of the Plan, but includes the following gradual general vesting period based on the accomplishment of the established objectives: 10% (2007), 15% (2008), 15% (2009), 30% (2010), and 30% (2011). The Company recognizes compensation costs on this Plan based on the gradual vesting percentages. In 2010, the Company revised the estimated number of shares for which the requisite service was rendered due to a reduction in the number of participants in the Plan. The cumulative effect on current and prior periods of this charge has been recognized in compensation costs in 2010. For the years ended December 31, 2010, 2009 and 2008, the Company recorded € 874, € 2,273 and € 1,572, respectively, of compensation expense related to this Plan.
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
     As a result of this amendment, the amount vested at December 31, 2010, and for which participants elected to receive shares instead of cash, has been accounted for as an equity award plan under ASC 718. Up to the date of the amendment, the Company had been recording a provision for such plan based on the vested amounts at each date. Upon amendment of the Plan, the provision recorded for that portion of the plan which will no longer be paid in cash has been reclassified to Additional Paid in Capital in the accompanying balance sheets. In addition, a valuation of the award was performed at the grant date according to the fair value of the shares on that date, and any difference with the amount previously provisioned for was recorded as additional compensation expense against Additional Paid in Capital. Any portion of the Plan expected to be settled in cash remains as a provision within “other long term obligations” in the accompanying consolidated balance sheets. Finally, the cash award to be vested during the last two years of the Plan is being recorded as compensation expense, against other long term liabilities, according to its vesting period.
     In addition, according to the amendment of the Plan approved in December 2008, certain events, such as a sale of a controlling interest in the company, can accelerate certain compensation which its participants are eligible to earn.
     On November 22, 2010, the Nomination and Compensation Committee and the Board of Directors of the Company adopted an addendum to the Plan. The addendum clarifies that participants remaining employed by any entity that the Company controls, is controlled by or under common control with, may continue to participate in the Plan upon the recommendation of the Nominating and Compensation Committee and approval of the Board of Directors. Additionally, with respect to the death of a participant or upon the retirement, total disability, or change in position of a participant, the addendum provides for proportionate compensation for the completed months passed until the date of death, retirement, disability, or change in position during the fiscal year in which the participant died, retired, became totally disabled or changed positions, if the objectives for such fiscal year were fulfilled.
27. Related-Party Transactions
     During the normal course of business, the Company has conducted operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions were completed at market rates.
Services Agreement
     The Company and certain subsidiaries have entered into one-year contractual arrangements with Abengoa from which the Company receives certain administrative services. Such services include cash pooling arrangements, finance management, centralized

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
asset management, legal advice, institutional support with international multilateral financing organizations, institutional commercial assistance, support in providing official global ratings, auditing and consolidation, tax advisory services, negotiation and optimization of global corporate insurance policies, provision of guarantees and endorsements, services including internal communication, corporate image and institutional relations, human resource services and other specific support services upon request. Total amounts paid to Abengoa under the services agreement were € 8,274, € 5,972 and € 5,880, for the years ended December 31, 2010, 2009 and 2008, respectively. Such agreements are extended annually, unless terminated by either party.
     The allocation of such expenses is based on anticipated annual sales. The allocation method is considered reasonable and properly reflects Company’s cost of doing business, as corporate expenses incurred are allocated based upon Company’s projected sales as a proportion of Abengoa’s total projected sales.
Credit Agreements
     On March 31, 2010 the Company signed a unilateral credit agreement with its largest shareholder, Abengoa, that terminated the prior bilateral credit agreement, signed on January 1, 2010. Under the new agreement, the Company, on a consolidated basis, has a borrowing limit of € 60,000. The daily balance in the account resulting thereof shall accrue interest at an annual interest rate of 8.35%. The settlement and payment of interest shall be made at the end of each financial year and at the time the credit facility terminates.
     In the case a request for funds is made for an amount that results in an accumulated amount exceeding the maximum limit set forth, the lender may at its discretion charge to the account solely the amount needed to cover up to the maximum limit, or charge the total amount requested by the Company, in which case the limit is automatically modified between both parties, with no need to sign a new agreement.
     The initial term of the agreement expires on March 23, 2012, however if the Company draws any funds six months prior to the end of the initial term, then the agreement automatically extends for an additional two-year term.
     Additionally, on December 1, 2002, Telvent Mexico also established a reciprocal credit agreement with Abengoa Mexico. Under this agreement Telvent Mexico and Abengoa Mexico may borrow funds or lend funds to each other up to a maximum of U.S. $10,000. The agreement has been amended two times, the first time, on January 1, 2006, to increase the maximum of the credit limit to U.S. $25,000 and the last time, on June 1, 2007, to increase the maximum credit limit to U.S. $ 30,000. Borrowings under these credit arrangements bear interest at three-month LIBOR plus variable margin of 0% to 6.0%. These arrangements renew for annual one-year terms until terminated by either party.
     Finally, the Company’s subsidiary Telvent Energía also has a reciprocal credit agreement with Abengoa with a borrowing limit of U.S. $10,000.
     These credit arrangements result in an aggregate credit line of approximately € 112,387. As of December 31, 2010 the net credit line payable was € 21,817, with € 90,570 remaining available as of this date. We incur no costs and receive no payments under these agreements unless and until we borrow or loan funds thereunder.
     The average monthly balance of amounts (due to) or due from Abengoa affiliates was € (92,436) and € (61,951) in 2010 and 2009, respectively. At each year end, the creditor has the right to demand, or to give notice of its intention to demand repayment.
     Details of transactions with group companies and related parties for the years ended December 31, 2010, 2009 and 2008 are provided on the face of the consolidated statements of operations.
     Details of balances with group companies and related parties as of December 31, 2010 and 2009 are as follows:

	As of December 31,
Due from related parties	2010	2009
Trade receivables	€26,008	€8,761
Credit line receivable	—	1

	€26,008	€8,762

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)

	As of December 31,
Due to related parties	2010	2009
Trade payables	€9,058	€12,174
Credit line payable	21,817	51,741

	€30,875	€63,915

Disposition of certain assets of Telvent Global Services
     Effective January 1, 2010, the Company’s wholly-owned subsidiary, Telvent Outsourcing, S.A. (which was merged into Telvent Global Services), sold certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services, to Simosa IT, S.A, a wholly-owned subsidiary of Abengoa, for € 4,000. The sale also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L.
28. Segments and Geographic Information
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross margin. During the second quarter of 2010, the Company completed a cost allocation analysis performed on the segments contributed by Telvent DTN, and, as a result, retroactively changed the margins reported in its Energy, Environment and Agriculture segment to more accurately reflect the profitability of each segment and to be consistent with current year reporting.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.
•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.
•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources done by water utilities.
•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.
•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of the Company’s customers’ current and future technology needs.

	Year Ended December 31, 2010
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€246,748	€195,000	€59,986	€139,498	€82,624	€723,856
Cost of revenues	(153,733)	(147,430)	(35,517)	(100,055)	(22,652)	(459,387)

Gross profit	€93,015	€47,570	€24,469	€39,443	€59,972	€264,469

Operating expenses						(207,910)
Other expenses, net						(18,355)

Income before income taxes						€38,204

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Year Ended December 31, 2009
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€239,892	€244,430	€55,535	€173,715	€77,481	€791,053
Cost of revenues	(163,608)	(190,845)	(30,648)	(120,170)	(20,758)	(526,029)

Gross profit	€76,284	€53,585	€24,887	€53,545	€56,723	€265,024

Operating expenses						(187,764)
Other expenses, net						(39,096)

Income before income taxes						€38,164

	Year Ended December 31, 2008
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€198,364	€295,182	€46,951	€168,839	€15,277	€724,613
Cost of revenues	(143,844)	(236,050)	(34,382)	(120,040)	(4,316)	(538,632)

Gross profit	€54,520	€59,132	€12,569	€48,799	€10,961	€185,981

Operating expenses						(122,744)
Other expenses, net						(24,993)

Income before income taxes						€38,244

     Approximately 74% of the joint ventures’ net revenues consolidated by the Company due to ASC 810-10 are included in the Company’s Environment segment.
     As described in Note 2, effective January 1, 2010, the Company has prospectively adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R. The result of the adoption of this Statement has been to stop consolidating most of the Company’s joint ventures, since these are jointly controlled with other venture partners. Had this statement been applied retrospectively, revenues and cost of revenues by segment for the periods ended December 31, 2009 and December 31, 2008 would have been as follows:

	Year Ended December 31, 2009
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€238,397	€206,762	€55,590	€167,039	€77,481	€745,269
Cost of revenues	(162,114)	(153,367)	(30,701)	(113,664)	(20,758)	(480,604)

Gross profit	€76,283	€53,395	€24,889	€53,375	€56,723	€264,665

Operating expenses						(187,764)
Other expenses, net						(38,836)

Income before income taxes						€38,065

	Year Ended December 31, 2008
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€196,832	€237,379	€46,647	€164,997	€15,277	€661,132
Cost of revenues	(142,312)	(178,713)	(34,079)	(116,167)	(4,316)	(475,587)

Gross profit	€54,520	€58,666	€12,568	€48,830	€10,961	€185,545

Operating expenses						(122,744)
Other expenses, net						(24,880)

Income before income taxes						€37,921

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

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Segment assets of the Company are as follows:

	As of December 31, 2010
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Segment assets	€372,336	€288,377	€119,115	€175,735	€242,366	€1,197,929
Unallocated assets						54,374

Total assets						€1,252,303

	As of December 31, 2009
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Segment assets	€305,790	€308,223	€106,958	€166,790	€228,285	€1,116,046
Unallocated assets						23,805

Total assets						€1,139,851

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the years ended December 31, 2010, 2009 and 2008, sales outside of Spain comprised 64.7%, 56.1% and 53.6% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	As of December 31,
	2010	2009	2008
Europe	€288,392	€377,375	€369,593
North America	261,978	248,310	133,142
Latin America	120,326	99,566	129,880
Asia-Pacific	25,991	23,972	27,496
Middle-East and Africa	27,169	41,830	64,502

	€723,856	€791,053	€724,613

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of December 31,
	2010	2009
Portugal	€4,910	€5,034
North America	20,370	20,951
Latin America	1,839	659
China	1,911	1,794
Other	259	194

	€29,289	€28,632

29. Subsequent Events
     Agreements related to the acquisition of an additional 8% stake in Telvent DMS LLC
     Stake Transfer Agreement (“STA”) to Purchase an Additional 8% Stake in Telvent DMS LC
     On February 9, 2011, Telvent Energía entered into a Stake Transfer Agreement with DMS Group LLC pursuant to which Telvent Energía acquired 8% of DMS Group’s interest in Telvent DMS LLC, a joint venture company formed in Serbia in which Telvent Energía already had a 49% interest.
     Under this STA, Telvent Energía has paid (i) a fixed amount of € 9.6 million on the closing of the acquisition and (ii) a variable amount equal to 1.5% of certain bookings which are signed within 5 years of the closing between one of the Telvent GIT’s

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)
subsidiaries and a client and which include the supply of Smart Grid IT Solution Suite systems and/or from Telvent DMS. Each portion of the variable amount will be paid within 30 days after the receipt of payment from a client.
     Under some circumstances, such as a change in control of Telvent GIT, DMS Group has the right to buy back the 8% interest in Telvent DMS. Telvent Energía is financing the Acquisition through cash on hand.
     Amendment to Telvent DMS Joint Venture Agreement
     On February 9, 2011, Telvent Energía and DMS Group entered into an amendment to the joint venture agreement between Telvent Energía and DMS Group dated May 8, 2008 under which the parties agreed to make additional capital contributions to Telvent DMS. The total amount to be contributed is € 24.0 million, payable over a 3-year period. It will be contributed by the parties in accordance with their respective ownership interests in Telvent DMS following the closing of these agreements. Accordingly, Telvent Energía agreed to contribute a total of € 13.7 million payable in quarterly installments. The additional capital contributions will be used by Telvent DMS for the sole purpose of funding a three-year research and development plan for DMS Software and Smart Grid Solutions Suite.
     Loan Agreement with DMS Group
     Telvent Energía and DMS Group also entered into a loan agreement under which Telvent Energía will loan DMS Group an amount equal to € 10,320, which must be used by DMS Group to fund its required contribution pursuant to the Joint Venture Amendment (the “Loan”). The Loan is divided among three facilities: (i) Facility A, in the amount of € 3,440 that will be made available by Telvent Energía quarterly from April 1, 2011 (First Facility A installment date) until January 2012; (ii) Facility B, in the amount of € 3,440; and that will be made available by Telvent Energía quarterly from April, 1 2012 (First Facility B installment date) until January 2013 (iii) Facility C, in the amount of € 3,440, that will be made available by Telvent Energía quarterly from April 1, 2013 (First Facility A installment date) until January 2014.
     For the each of the three facilities, DMS Group will make annual interest only payments starting on the 1.5 year anniversary of each First Facility Installment Date and ending on October 1, 2014, and quarterly payments on the principal amount plus any interest for a period of 4.5 years starting January 1, 2015.
     The Loan will bear interest at a rate of 9.3% per year. The Loan will be secured by: (i) a pledge of a portion of the interests in Telvent DMS owned by DMS Group which is equal to 15% of the total interests of Telvent DMS; and (ii) a second mortgage on certain real estate owned by DMS Group, only enforceable if the employment of Dragan Popovich with Telvent DMS has been terminated for cause or by voluntary resignation.
     Amendment to Shareholders Agreement with DMS Group
     On January 24, 2011, Telvent Energía and DMS Group entered into an Amendment to the Shareholders Agreement between Telvent Energía and DMS Group dated May 8, 2008. The Shareholders Amendment specifies that, even though Telvent Energía will own a majority of the ownership interests in Telvent DMS upon the closing of the Acquisition, the Acquisition will not affect the Telvent DMS decision making process in effect prior to the Acquisition unless certain specified events occur.